Form 20-F
period 2015-12-31
Baozun Inc.
filed 2016-04-08
CIK 1625414

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37385

Baozun Inc.

(Exact name of Registrant as specified in its charter)

 N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building No. H, No. 1188 Wanrong Road

Zhabei District, Shanghai 200436

The People’s Republic of China

(Address of principal executive offices)

Beck Zhaoming Chen

Chief Financial Officer

Building No. H, No. 1188 Wanrong Road

Zhabei District, Shanghai 200436

The People’s Republic of China

Telephone: +86 21 6095-6000

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing three Class A Ordinary Shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Class A Ordinary Shares, par value US$0.0001 per share*	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

* Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2015, there were 151,471,369 ordinary shares outstanding, par value $0.0001 per share, being the sum of 138,170,631 Class A ordinary shares and 13,300,738 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;

•	“Baozun,” “we,” “us,” “our company,” and “our,” refer to Baozun Inc., a Cayman Islands company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity;

•	“brand e-commerce” are to B2C e-commerce conducted through official brand stores or official marketplace stores;

•	“brand partners” are to companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“GMV” are to gross merchandise volume, which is (i) the full value of all purchases transacted and settled on the stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which customers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;

•	“O2O” are to online-to-offline and offline-to-online commerce;

•	“official brand stores” are to brands’ official online stores;

•	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made at a rate of RMB6.4778 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. As of April 1, 2016, the exchange rate for one U.S. dollar was RMB6.4776. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See also “Item 3. Key Information——A. Selected Financial Data—Exchange Rate Information”.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “could,” “would,” “plans,” “intends,” “believes,” “expects,” “projects,” “estimates” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Baozun (including its subsidiaries and variable interest entity) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with NASDAQ, or other stock exchanges.

You should not rely upon forward-looking statements as predictors of future events. Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than expected by us or indicated by such statements. Such risks and uncertainties include in particular (but are not limited to) the risks and uncertainties related to the following: The online retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See also the information under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2012, 2013, 2014 and 2015 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data for the three years ended December 31, 2013, 2014 and 2015 and selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data and cash flow data for the years ended December 31, 2012 and selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations Data

	For the year ended December 31,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	819,422	1,274,746	1,187,162	1,940,649	299,585
Services	135,042	247,090	397,258	657,794	101,546
Total net revenues	954,464	1,521,836	1,584,420	2,598,443	401,131
Operating expenses(1)
Cost of products	(808,063)	(1,245,832)	(1,086,133)	(1,735,820)	(267,964)
Fulfillment	(72,026)	(116,432)	(168,130)	(325,159)	(50,196)
Sales and marketing	(78,633)	(146,202)	(226,952)	(403,519)	(62,293)
Technology and content	(6,554)	(16,120)	(63,607)	(59,946)	(9,254)
General and administrative	(33,461)	(38,160)	(96,911)	(73,678)	(11,374)
Other operating income (expenses), net	(122)	(75)	457	8,130	1,255
Total operating expenses	(998,859)	(1,562,821)	(1,641,276)	(2,589,992)	(399,826)
Income (loss) from operations	(44,395)	(40,985)	(56,856)	8,451	1,305
Other income (expenses)
Interest income	122	4,574	3,156	8,834	1,364
Interest expenses	(3,275)	(677)	(1,552)	—	—
Gain on disposal of investment	—	—	—	9,674	1,493
Exchange loss	314	(376)	(2,650)	(124)	(19)
Income (loss) before income tax and share of loss in equity method investment	(47,234)	(37,464)	(57,902)	26,835	4,143
Income tax (expense) benefit	—	(307)	(1,912)	6,022	930
Share of loss in equity method investment	—	—	—	(10,236)	(1,580)
Net income (loss)	(47,234)	(37,771)	(59,814)	22,621	3,493
Deemed dividend from issuance of preferred shares	(4,683)	—	(16,666)	—	—
Change in redemption value of convertible redeemable preferred shares	(16,231)	(61,435)	(79,169)	(25,332)	(3,911)
Net loss attributable to ordinary shareholders	(68,148)	(99,206)	(155,649)	(2,711)	(418)
Net loss per share attributable to ordinary shareholders
Basic	(2.27)	(3.31)	(5.31)	(0.03)	(0.00)
Diluted	(2.27)	(3.31)	(5.31)	(0.03)	(0.00)
Net loss per ADS(2)
Basic	(6.81)	(9.93)	(15.93)	(0.08)	(0.01)
Diluted	(6.81)	(9.93)	(15.93)	(0.08)	(0.01)
Weighted average shares used in calculating net loss per ordinary share
Basic	29,983,883	29,983,883	29,314,067	102,987,119	102,987,119
Diluted	29,983,883	29,983,883	29,314,067	102,987,119	102,987,119
Non-GAAP Financial Measure(3):
Non-GAAP income (loss) from operations	(39,869)	(29,479)	28,107	33,646	5,194
Non-GAAP net income (loss)	(42,708)	(26,265)	25,149	47,816	7,382
Non-GAAP net income (loss) attributable to ordinary shareholders	(63,622)	(87,700)	(70,686)	22,484	3,471
Non-GAAP net income (loss) attributable to ordinary shareholders per ADS:
Basic	(6.36)	(8.76)	(7.23)	0.65	0.10
Diluted	(6.36)	(8.76)	(7.23)	0.59	0.09

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
			(in thousands)
Fulfillment	(73)	(584)	(460)	(1,440)	(222)
Sales and marketing	(685)	(5,822)	(5,469)	(9,793)	(1,512)
Technology and content	(159)	(1,608)	(26,311)	(5,047)	(779)
General and administrative	(3,609)	(3,492)	(52,723)	(8,915)	(1,376)
	(4,526)	(11,506)	(84,963)	(25,195)	(3,889)

(2)	Each ADS represents three Class A ordinary shares.

(3)	See “—Non-GAAP Financial Measures”.

Selected Consolidated Balance Sheet Data

	As of December 31,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Information
Cash and cash equivalents	270,077	154,156	206,391	787,257	121,531
Restricted cash	—	36,000	37,900	48,144	7,432
Accounts receivable, net	57,448	106,468	229,502	364,782	56,312
Inventories	72,412	133,347	242,978	334,347	51,614
Total assets	465,179	531,447	872,514	1,889,173	291,637
Accounts payable	56,978	173,810	300,007	457,493	70,625
Short-term borrowings	48,774	—	—	—	—

Total liabilities	144,504	225,082	393,458	654,702	101,068
Series A convertible redeemable preferred shares	44,187	49,710	55,924	—	—
Series B convertible redeemable preferred shares	162,195	180,182	202,125	—	—
Series C-1 convertible redeemable preferred shares	258,923	308,848	355,176	—	—
Series C-2 convertible redeemable preferred shares	—	—	37,630	—	—
Series D convertible redeemable preferred shares	—	—	150,430	—	—
Shareholder’s equity/(deficit)	(144,630)	(232,375)	(322,229)	1,234,471	190,569
Total liabilities, convertible redeemable preferred shares and shareholders’ deficit	465,179	531,447	872,514	1,889,173	291,637

The following table sets forth the following operating data for each period indicated.

	For the Year Ended December 31,
	2012		2013		2014		2015
Number of brand partners as of the period end(1)	56		71		93		113
Number of GMV brand partners as of the period end(2)	53		61		78		95
Total GMV(3) (RMB in millions)	1,460.0	(4)	2,620.8	(4)	4,248.9	(4)	6,735.3	(4)
Distribution GMV(5)	958.7		1,491.2		1,371.5		2,262.7
Non-distribution GMV(6)	501.3		1,129.6		2,877.4		4,472.6
Average GMV per GMV brand partner(7) (RMB in millions)	30		46		61		77

(1)	Brand partners are defined as companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so.
(2)	GMV brand partners are defined as brand partners that contributed to our GMV during the respective periods.

(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which customers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
(4)	GMV of our Maikefeng platform was nil, nil, RMB33.9 million, and RMB86.9 million (US$13.4 million) in 2012, 2013, 2014 and 2015, respectively.
(5)	Distribution GMV refers to the GMV under the distribution business model.
(6)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(7)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of shares multiplied by three.

 We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of the non-GAAP measures facilitate investors’ assessment of our operating performance.

 The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in our business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, net income/(loss), net income (loss) attributable to ordinary shareholders, net income (loss) attributable to ordinary shareholders per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures in 2012, 2013, 2014 and 2015 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Income (loss) from operations	(44,395)	(40,985)	(56,856)	8,451	1,305
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	3,889
Non-GAAP income (loss) from operations	(39,869)	(29,479)	28,107	33,646	5,194

Net income (loss)	(47,234)	(37,771)	(59,814)	22,621	3,493
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	3,889
Non-GAAP net income (loss)	(42,708)	(26,265)	25,149	47,816	7,382

Net income (loss) attributable to ordinary shareholders	(68,148)	(99,206)	(155,649)	(2,711)	(418)
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	3,889
Non-GAAP net income (loss) attributable to ordinary shareholders	(63,622)	(87,700)	(70,686)	22,484	3,471

Non-GAAP net income (loss) attributable to ordinary shareholders per ADS:
Basic	(6.36)	(8.76)	(7.23)	0.65	0.10
Diluted	(6.36)	(8.76)	(7.23)	0.59	0.09

Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,983,883	29,983,883	29,314,067	102,987,119	102,987,119
Diluted	29,983,883	29,983,883	29,314,067	102,987,119	102,987,119

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 1, 2016, the noon buying rate was RMB6.4776 to US$1.00.

The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

Period	Period End	Average(1)	High	Low
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
October 2015	6.3180	6.3505	6.3180	6.3591
November 2015	6.3883	6.3640	6.3180	6.3945
December 2015	6.4778	6.4491	6.3883	6.4896
2016
January 2016	6.5752	6.5726	6.5219	6.5932
February 2016	6.5525	6.5501	6.5154	6.5795
March 2016	6.4480	6.5027	6.4480	6.5500
April (through April 1, 2016)	6.4776	6.4776	6.4776	6.4776

(1)       Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We wish to caution the readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the United States Securities and Exchange Commission, or the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Related to Our Business

If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

Continued demand from our existing and potential brand partners to use our services and solutions depends on whether e- commerce will continue to be widely accepted. While online retail has existed in China since the 1990s, only recently have large online retail companies become profitable. The long-term viability and prospects of the online retail business in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

•	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•	the trust and confidence level of online retail consumers in China, as well as changes in consumers’ demographics, tastes and preferences;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•	the development of fulfillment, payment and other ancillary services associated with online purchases.

If consumer utilization of e-commerce channels in China does not grow or grows more slowly than we expect, demand for our services and solutions would be adversely affected, our revenues would be negatively impacted and our ability to pursue our growth strategy would be compromised.

If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.

One of the key attractions of our solutions and services to brand partners is our ability to help address the complexities and difficulties they face in the e-commerce market in China. If the level of such complexities and difficulties declines as a result of changes in the e-commerce landscape or otherwise, or if our brand partners choose to increase their in-house support capabilities as an alternative to our e-commerce solutions and services, our solutions and services may become less important or attractive to our brand partners, and demand for our solutions and services may decline.

Our success is tied to the success of our existing and future brand partners for which we operate brand e-commerce business.

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to optimize our brand partner base will be successful or will not have any material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to have financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide brand e-commerce solutions to brand partners primarily pursuant to annual and bi-annual contractual arrangements. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our services and solutions and our fees and charges, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2015, net revenues related to our top two brand partners comprised approximately 30.5% and 20.7% of our total net revenues, respectively. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2015) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if such a brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. Net revenues related to our top 10 brand partners in the aggregate comprised approximately 78.4%. of our total net revenues in 2015. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our existing brand partners do not allow us to sell products of, or provide similar services to, their competitors, which has restricted and may continue to restrict the development and expansion of our business, including the business operation of Maikefeng, our retail online platform that we launched in 2014. We have a variety of products on Maikefeng, some of which may be manufactured or distributed by competitors of our existing brand partners. If the operation of Maikefeng is considered by such brand partners as a breach under relevant distribution and service contracts with them, they may request an early termination of such contracts and claim for damages or other liabilities against us, as a result of which our business operations and reputations may be materially and adversely affected. Further, with the expansion in our business, we may be subject to similar non-compete restrictions requested from existing and future brand partners. Compliance with such restrictions will limit our ability to expand our business. If we are found by these brand partners to be in violation of the non-compete restrictions, we may be subject to breach liabilities, as a result of which our financial condition and results of operations may be materially and adversely affected.

We have incurred significant net losses since inception and may not be able to achieve and subsequently maintain profitability.

We incurred net losses of RMB37.8 million and RMB59.8 million during the years ended December 31, 2013 and 2014, respectively. While we recorded net income of RMB22.6 million (US$3.5 million) during the year ended December 31, 2015, we cannot assure you that we will not incur net loss in the future. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase the scale of our operations. In addition, as we became a public company, we have begun, and will continue, to incur significant accounting, legal and other expenses that we did not incur as a private company. To continue to achieve profitability, we will need to increase our revenue sufficiently to offset these higher expenses or increase sales of the products and services that have higher profitability or significantly reduce our expense level and if we are forced to reduce our expenses, our growth strategy could be compromised. If we are not able to maintain profitability, the value of our company and our ADSs could decline significantly.

In addition, our growth and profitability are affected by our revenue mix, which may vary over time because we work with our brand partners under different combinations of business models to achieve their objectives. Accordingly, our historical performance may not be indicative of future operating results.

We rely in part on a pricing model under which a variable portion of the revenues we generate from our brand partners is based upon the amount of GMV, and any change in the attractiveness of that model may adversely affect our financial results.

We have adopted a pricing model under which a portion of the revenues we generate from our brand partners is variable based on our GMV. If our GMV were to decline, or if our brand partners were to demand fixed pricing terms that do not provide for any variability based on the full value of all purchases transacted and settled on the stores operated by us, our revenues and profitability may be adversely affected.

If we fail to maintain our relationships with e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.

We generate a substantial majority of our revenues from the solutions we provide on e-commerce channels, including but not limited to marketplaces, social media and mobile channels. These e-commerce channels have no obligation to do business with us or to allow us access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our brand partners’ ability to use our solutions to sell their products on those channels, or may adversely affect GMV that our brand partners can sell on those channels or reduce the desirability of selling on those channels. Further, these channels could decide to acquire similar capabilities that we possess and compete with us. Any of these could cause our brand partners to re-evaluate the value of our solutions and services and potentially terminate their relationships with us, which would have a material adverse effect on our results of operations.

We rely on the success of certain e-commerce channels such as Tmall.

A substantial majority of our GMV is derived from merchandise sold or services rendered on Tmall. If e-commerce channels such as Tmall are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may cease to sell their products on these channels. As our results of operations rely on the solutions we provide on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, which would adversely affect our business and results of operations.

We may not be able to compete successfully against current and future competitors.

We face intense competition in the market for brand e-commerce solutions and services, and we expect competition to continue to intensify in the future. Increased competition may result in reduced pricing for our services and solutions or a decrease in our market share, any of which could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales or to sell our services and solutions at lower prices or at reduced profitability, including:

•	Potential brand partners may choose to continue using or developing applications or building e-commerce teams or infrastructures in-house, rather than paying for our solutions and services;

•	The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;

•	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and devote greater resources to the promotion and sales of their products and services than we can;

•	Current and potential competitors may offer software that addresses one or more online channel management functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those solutions than we can; and

•	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

In addition, competition may intensify as our competitors raise additional capital and as established companies in other market segments or geographic markets expand into our market segments or geographic markets. If we cannot compete successfully against our competitors, our business and our operating and financial results could be adversely affected.

Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.

E-commerce channels could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses and unlawful access of e-commerce channels. Any material channel downtime or disruption could prevent us from providing services to our brand partners and reduce sales in stores operated by us. Because we operate on a limited number of e-commerce channels, the adverse effects of such downtime and disruption could be significant to our operations as a whole.

We may not be successful in growing our Maikefeng platform.

Since our inception, we have focused on providing e-commerce services and solutions to brand partners. In March 2014, we expanded our business to extend our product and service offerings to cover the entire product life cycle for our brand partners, and launched our retail online platform, Maikefeng, which offers authentic and high-quality products at discounted prices through our Maikefeng mobile application. Our relatively short history in operating a retail online platform may make it difficult for us to grow our Maikefeng platform. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected. In addition, the operations of our Maikefeng platform are subject to volatility because it is at an early stage of development, and such volatility may affect our results of operations.

We opened up our Maikefeng platform to third-party sellers to diversify its product offerings and improve operational efficiency in May 2015. Due to the transition of Maikefeng from distribution model to marketplace focused model, we may not continue to achieve increase in product sales revenue in Maikefeng segment. We do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products sold directly by ourselves. If any third-party seller does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with third-party seller, the reputation of our platform and our brand may be materially and adversely affected, and we could face claims that we should be held liable for losses. In addition, the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may create challenge to the management of our Maikefeng platform.

Our expansion into new product categories may expose us to new challenges and more risks.

We currently serve brand partners in the apparel, appliances, electronics, home, food and health, cosmetics, insurance and automobile categories. In the future, we may provide services to brand partners in new product categories in which we have limited experience and operating history. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (which is an online sales promotion event and falls on November 11 of each year) and the impact of seasonal buying patterns within certain categories such as apparel. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during holiday seasons, we increase our inventory levels and incur additional expenses such as by hiring a significant number of temporary employees to supplement our permanent staff. If our revenues are below seasonal expectations during these dates, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the seasonal pattern of our sales and the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations, which may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers. In anticipation of increased sales activity during holiday seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits.

We have experienced rapid growth in recent years, and failure to adequately manage our expansion could impair our ability to deliver high-quality solutions to our brand partners.

Expansion has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with our brand partners, suppliers, third-party merchants and other service providers. All of these endeavors involve risks and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our investments in other entities may not be successful and we may incur significant losses as a result.

We have made investments in third parties that are complementary to our business and operations. In the future, we may pursue select strategic alliances or joint ventures and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

In addition, we may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. We may be required to perform impairment assessment and recognize impairment loss on any of our investments in the future. Any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

We may fail to expand effectively to international markets.

We have been expanding and will continue to expand our business internationally, which may cause our business to be susceptible to international business risks and challenges. We started offering our brand partners end-to-end solutions in Hong Kong in 2013. In October 2014, we established Taiwan Baozun Corporation, a wholly-owned subsidiary, to expand our provision of brand e-commerce solutions to Taiwan. In October 2015, we established Baozun (Japan) Limited, a wholly-owned subsidiary, to expand our provision of brand e-commerce solutions to Japan. International operations are subject to inherent risks and challenges that could adversely affect our business, such as compliance with international legal and regulatory requirements and managing fluctuations in currency exchange rates. Any negative impact from our international business efforts could negatively impact our business, operating results and financial condition as a whole. In addition, we may face additional competition from local companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local customers.

If we fail to manage our accounts receivable and inventories effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Under the distribution model, we generally grant a credit period of no more than two weeks to the customers of our products. Under the service fee model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2014 and 2015, our accounts receivables amounted to RMB229.5 million and RMB364.8 million (US$56.3 million), respectively. Our accounts receivables turnover days were 39 days in 2014 and 42 days in 2015. The increases in the amount and turnover days were due to the increase in our revenues generated from services.

Our inventories have increased significantly in recent periods, from RMB243.0 million as of December 31, 2014 to RMB334.3 million (US$51.6 million) as of December 31, 2015. These increases reflected the additional inventories required to support our expanded sales volumes.

The amount and turnover days of our accounts receivables and inventories may continue to increase, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial condition and liquidity may be materially and adversely affected.

We rely on our ability to enter into marketing and promotional arrangements with online services, search engines, directories and other websites to drive traffic to the stores we operate. If we are unable to enter into or properly maintain these marketing and promotional arrangements, our ability to generate revenue could be adversely affected.

We have entered into marketing and promotional arrangements with online services, search engines, directories and other websites to provide content, advertising banners and other links to our brand partners’ e-commerce businesses. We expect to rely on these arrangements as significant sources of traffic to our brand partners’ e-commerce businesses and to attract new brand partners. If we are unable to maintain these relationships or enter into new arrangements on acceptable terms, our ability to attract new brand partners could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our brand partners’ and our ability to maintain market share and revenue.

We may not be able to respond to rapid changes in channel technologies or requirements.

The e-commerce market is characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain existing brand partners and attract new brand partners depends in large part on our ability to enhance and improve our existing solutions and introduce new solutions that can adapt quickly to these technological changes on the part of channels. To achieve market acceptance for our solutions, we must effectively anticipate and offer solutions that meet frequently changing channel requirements in a timely manner. If our solutions fail to do so, our ability to renew our contracts with existing brand partners and our ability to create or increase demand for our solutions will be impaired.

If we and our brand partners fail to anticipate changes in consumers’ buying preferences and adjust product offering and merchandising of the stores that we operate accordingly, our results of operation may be materially and adversely impacted.

Our success depends, in part, upon our ability and our brand partners’ ability to anticipate and respond to consumer trends with respect to products sold through the stores that we operate. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our dedicated store operation teams work closely with our brand partners to manage inventory and site content of the brand stores that we operate. In order to be successful, we and our brand partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our brand partners fail to identify and respond to changes in merchandising and consumer preferences, sales on our brand partners’ e-commerce businesses could suffer and we or our brand partners could be required to mark down unsold inventory, which could negatively impact our financial results.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain brand partners and provide quality customer service. Any system interruptions caused by telecommunications failures, errors encountered during system upgrades or system expansions, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our technology platform, degraded order fulfillment performance, or additional shipping and handling costs may, individually or collectively, materially and adversely affect our business, reputation, financial condition and results of operations.

In addition, any system failure or interruption could cause material damage to our reputation and brand image if our systems are perceived to be insecure or unreliable. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill consumers’ orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. We have experienced in the past and may experience in the future such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could materially and adversely affect our business, reputation, financial condition and results of operations.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to provide e-commerce solutions to our brand partners and materially and adversely affect our results of operations.

Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of our technology platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile network is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent brand partners from utilizing our technology platform, and frequent interruptions could frustrate consumers and discourage them from attempting to place orders, which could cause us and our brand partners to lose consumers and adversely affect our results of operations.

Software failures or human errors could cause our solutions to oversell our brand partners’ inventory or misprice their offerings, which would hurt our reputation and reduce demand for our services and solutions.

Some of our brand partners rely on our solutions to automate the allocation of their inventories simultaneously across multiple online channels, as well as to ensure that their sales comply with the policies of each channel. In many instances, our personnel operate our solutions on behalf of our brand partners. In the event that our solutions do not function properly, or if there are human errors on the part of our service staff, our brand partners might inadvertently sell more inventories than they actually have in stock or make sales that violate channel policies. Overselling their inventories could force our brand partners to cancel orders at rates that violate channel policies. Errors in our software or human error could cause transactions to be incorrectly processed that would cause GMV and, as a result, our fees to be overstated. We have experienced rare instances of such errors in the past and might experience similar occurrences in the future could reduce demand for our solutions and hurt our business reputation. Brand partners could also seek recourse against us in these cases.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and logistics network. Our fulfillment and logistics infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment and logistics infrastructure were rendered incapable of operations, then we may be unable to fulfill any orders. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We rely on third-party delivery service providers to deliver products to consumers, and any major interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products and may claim refund from us or our brand partners, and brand partners may have less confidence in our services. As a result, we may lose brand partners, and our financial condition and reputation could suffer.

We are subject to third-party payment processing related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, payment through third-party online payment platforms such as Alipay and Tenpay, and payment on delivery. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and payment on delivery options. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to provide high-quality customer service, our business and results of operations may be materially and adversely affected.

We depend on our online customer service representatives in our customer service center to provide live assistance to online shoppers. If our online customer service representatives fail to satisfy the individual needs of customers, our brand partners’ sales could be negatively affected, and we may lose potential or existing brand partners, which could have a material adverse effect on our business, financial condition and results of operations.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Negative publicity, including negative internet postings, about us, our Baozun brand, management, brand partners and product offerings may have a material adverse effect on our business, reputation and the trading price of our ADSs.

Negative publicity about us, our Baozun brand, management, brand partners and product offerings may arise from time to time. Negative comments about the stores operated by us, products offered in such stores, our business operation and management may appear in internet postings and other media sources from time to time and we cannot assure you that other types of negative publicity of a more serious nature will not arise in the future. For example, if our customer service representatives fail to satisfy the individual needs of our customers, our customers may become disgruntled and disseminate negative comments about our product offerings and services. In addition, our brand partners may also be subject to negative publicity for various reasons, such as customers’ complaints about the quality of their products and related services or other public relation incidents of such brand partners, which may adversely affect the sales of products of these brand partners in the stores operated by us and indirectly affect our reputation. Moreover, negative publicity about other online retailers or e-commerce service providers in China may arise from time to time and cause customers to lose confidence in the products and services we offer. Any such negative publicity, regardless of veracity, may have a material adverse effect on our business, our reputation and the trading price of our ADSs.

If counterfeit products are sold in the stores or Maikefeng platform we operate, our reputation and financial results could be materially and adversely affected.

We represent reputable brands, and we source goods from our brand partners directly or through third party procurement agents authorized by our brand partners. However, their measures of safeguarding against counterfeit products sold through e- commerce may not be adequate. Although we have indemnity clauses in most of our contracts with our brand partners, sales could decline and we may suffer reputational harm. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit products sold through online stores we operate or our Maikefeng platform, we may be subject to lawsuits, severe administrative penalties and criminal liability. We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit products sold through online stores we operate or our Maikefeng platform may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our business operations and financial results.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Industry and Commerce, or the SAIC, and the State Food and Drug Administration. These government authorities promulgate and enforce regulations that cover many aspects of operation of online retailing and distribution of products such as food and medical devices, including entry into these industries, scope of permitted business activities, licenses and permits requisite for business operation, and restriction on foreign investments. We are required to hold a number of licenses and permits in connection with our business operation, including food distribution permits, as well as approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet, and we are required to hold an ICP license for our Maikefeng business. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order for them to sell products themselves or through our e-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will not be required to renew these licenses and permits upon their expiration or to obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services in 2015, which specifies that information services provided through mobile networks are recognized as internet information services, and service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining an ICP license covering internet information services rendered through mobile network. With the expansion of our business via mobile channels, our PRC subsidiaries and variable interest entity, or VIE, may therefore be required to obtain such ICP license or expand the current scope of our ICP license held through our VIE to cover internet information services rendered through mobile network or to cover other scopes such as online data processing and transaction processing service that may be requireed by the government authorities from time to time.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business operation without any requisite license, permit or approval, or otherwise fails to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties against us, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. In addition, if our brand partners are found by government authorities to have operated their business through us without requisite approvals, licenses or permits or otherwise to be in violation of applicable laws and regulations, they may be ordered to take rectification actions. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

Our leased property interests may be defective and our right to lease the properties affected by such defects may be challenged, which could cause significant disruption to our business.

We leased 35 premises in China for our offices, customer service center and warehouses as of December 31, 2015. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that customers of the online stores operated by us or our Maikefeng platform were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners, manufacturers or distributors compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. Any product liability claim, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business.

We depend on key management as well as experienced and capable personnel generally, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth.

Competition for talent in the PRC e-commerce industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2015, we employed a total of 392 logistics personnel. We may hire additional employees in connection with the strengthening of our fulfillment capabilities. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. As of December 31, 2015, approximately 24.4% of our work force was dispatched by third-party labor service agents. Such labor arrangement does not fully comply with the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, issued in January 2014, which became effective on March 1, 2014, that provides the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. These Interim Provisions require us to formulate a plan to reduce the number of our dispatched contract workers to comply with such statutory requirement prior to March 1, 2016. Although we are allowed to continue to engage the dispatched workers pursuant to our existing agreements with labor service agents entered into before December 28, 2012, we will need to replace them with full-time employees after the expiration of these contracts. In addition, under the amended Labor Contract Law amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost.

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the new rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$771.9) to RMB10,000 (US$1,543.7) per dispatched worker.

We may not be able to adequately protect our intellectual property rights.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be accused of infringing intellectual property rights of third parties and content restrictions of relevant laws.

Third parties may claim that the technology or content used in our operation of online stores or our service offerings infringe upon their intellectual property rights. We have been in the past subject to non-material legal proceedings and claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. The PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of the information disseminated through the online stores operated by us were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

The outcome of any claims, investigations and proceedings is inherently uncertain, and in any event defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could cause us to pay damages, as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

We may not have sufficient insurance coverage.

We have obtained insurance to cover certain potential risks, such as property damage. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with authorized financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the State Council promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$77,187). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth slowed to 6.9% in 2015. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Any occurrence of a natural disaster, widespread health epidemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Our operations could be disrupted if any of our employees or employees of our business partners were suspected of having the swine flu, avian influenza, SARS or Ebola, since this could require us or our business partners to quarantine some or all of such employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our buyers, sellers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We have been subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market after the completion of our initial public offering in May 2015. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2016, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to our initial public offering in May 2015, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2014, we and our auditors, an independent registered public accounting firm, identified one material weakness and one significant deficiency in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness identified was that we lacked formal process to identify and address risks of material misstatement related to U.S. GAAP reporting. The significant deficiency identified was that we lacked audit committee and internal audit function to establish formal risk assessment process and internal control framework. We have implemented a number of measures to address the material weakness and significant deficiency that have been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014. See “ Item 15. Controls and Procedures.” As of December 31, 2015, (i) based on the measures relating to formal process to identify and address risk of material misstatement related to U.S. GAAP reporting we implemented, we were able to downgrade the above mentioned material weakness to a significant deficiency; (ii) we established audit committee and internal audit function and related significant deficiency had been remediated. However, there is no assurance that we will not have any material weakness or additional significant deficiencies in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Furthermore, it is possible that, had our management prepared a report on the effectiveness of, or our independent registered public accounting firm conducted an audit of, our internal control over financial reporting, additional significant deficiencies or material weaknesses might have been identified.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

The audit report included in this annual report is prepared by auditors who are not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the US regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012 this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Under current PRC laws and regulations, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. We do not currently provide value-added telecommunication services because our sales of goods purchased by us does not constitute providing value-added telecommunication services. Our PRC consolidated VIE, Shanghai Zunyi, however, holds an ICP license and has developed an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang. Mr. Qiu and Mr. Zhang are both PRC citizens. We did not record any revenues from Shanghai Zunyi in 2012 and 2013, and revenues from Shanghai Zunyi contributed to 1.3% and 3.6% of our total net revenues in 2014 and 2015, respectively.

We entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

•	exercise effective control over Shanghai Zunyi;

•	receive substantially all of the economic benefits of Shanghai Zunyi; and

•	have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Zunyi when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as our VIE.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft.

If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of our VIE;

•	shutting down our website, or discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and VIE;

•	imposing fines, confiscating the income from our VIE, or imposing other requirements with which we or our VIE may not be able to comply; or

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shanghai Zunyi or our right to receive substantially all the economic benefits and residual returns from Shanghai Zunyi and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have an adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Although a substantial majority of our revenue has historically been generated by our PRC subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Zunyi and its shareholders to operate our Maikefeng platform and hold our ICP license to enable us to develop online marketplaces. Such contractual arrangements include: (i) an exclusive technology service agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; (ii) an exclusive call option agreement which will remain in effect until all the equity interests and assets that are the subject of such option agreement are transferred to Shanghai Baozun or its designated entities or individuals; (iii) a proxy agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; and (iv) equity interest pledge agreements which will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

If we had direct ownership of Shanghai Zunyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shanghai Zunyi, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIE. We may replace the shareholders of our VIE at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts or the replacement of the shareholders remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. We cannot assure you such remedies will be effective. For example, if the shareholders of Shanghai Zunyi were to refuse to transfer their equity interest in Shanghai Zunyi to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

Our VIE holds the ICP license and operates our Maikefeng platform. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct the Maikefeng businesses may be negatively affected. Considering that the substantial majority of our revenues are currently generated from our subsidiaries instead of our VIE, we do not believe that any failure by us to exert effective control over our VIE would have an immediate material adverse effect on our overall business operations, financial condition or results of operations. However, the business operation of Shanghai Zunyi, our VIE, may grow in the future, and if we fail to maintain effective control over our VIE, we may not be able to continue to consolidate our VIE’s financial results with our financial results, and such failure could in the future materially and adversely affect our business, financial condition, results of operations and prospects.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are the shareholders of our VIE, Shanghai Zunyi. Mr. Qiu is our co-founder, chairman and chief executive officer, while Mr. Zhang is our co-founder. They may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with Shanghai Zunyi to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Qiu is also a director of our company. We rely on Mr. Qiu and Mr. Zhang to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Shanghai Zunyi, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Baozun, our wholly owned subsidiary in China, Shanghai Zunyi, our VIE in China, and its shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Zunyi’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Zunyi for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Shanghai Zunyi for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay punitive interest.

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Most of our operations are conducted in the PRC and a substantial majority of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

A substantial majority of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.

As an online distributor of goods, we are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. For example, we are subject to laws in relation to advertising and online promotion, such as the Advertising Law, Pricing Law and Anti-Unfair Competition Law, and also consumer protection laws that are applicable to retailers. In the past, we have been subject to non-material administrative proceedings due to non-compliance with such laws and may continue to be subject to allegations of non-compliance with such laws. Such allegations, which may or may not have merit, may result in costs to us.

If these regulations were to change or if we were found to be in violation with them, we need to spend additional costs to rectify non-compliance, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the most recently amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on both business operators, especially on businesses that operate on the internet.

Pursuant to the Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchase the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods online may claim damages against sellers. Moreover, if we deceive consumers or knowingly sell substandard or defective products, we would not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Operators of online marketplace platforms, such as Tmall and JD.com who have partnered with us, are also subject to stringent obligations under the amended Consumer Protection Law. For example, where platform operators are unable to provide the real names, addresses and valid contact details of the sellers, the consumers may also claim damages from the platform operators. Operators of online marketplace platforms what know or should have known that sellers use their platforms to infringe upon legitimate rights and interests of consumers but fail to take necessary measures will bear joint and several liabilities with the sellers. Operators of online marketplace platforms may take measures and impose stricter requirements on sellers as a react to their obligations under the amended Customer Protection Law.

Similar legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations or to satisfy compliance requests from the marketplace platforms we partnered with, which may increase our costs and materially limit our ability to operate our business.

The regulation of the CSRC establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Fangda Partners, that the CSRC approval is not required in the context of our initial public offering because (i) when we set up our offshore holding structure, Shanghai Baozun, currently our major PRC subsidiary, was a then existing foreign-invested entity and not a PRC domestic company as defined under the M&A rules, and the acquisition by Baozun Hong Kong Holding Limited of all the equity interest in Shanghai Baozun was not subject to the M&A Rules; and (ii) there is no statutory provision that clearly classifies the contractual arrangement among our PRC subsidiary, Shanghai Baozun, and our PRC VIE, Shanghai Zunyi and its shareholders as transactions regulated by the M&A Rules. However, uncertainties still exist as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our initial public offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 from June 1, 2015.

Mr. Vincent Wenbin Qiu, Mr. Junhua Wu and Mr. Michael Qingyu Zhang have completed initial filings with the local counterpart of SAFE relating to their investments in us. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC- resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted options may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. We and our directors, executive officers and other employees who are PRC residents and who have been granted options are subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Option Rules, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law. Shanghai Baozun Wujiang Branch has already completed the SAFE registration under the Share Option Rules.

In addition, the State Administration of Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, or RSUs, vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or RSUs. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2015, we had restricted net assets of RMB403.2 million (US$62.2 million).

Limitations on the ability of the VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which came into effect on January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax law.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 7, or previous rules under Circular 698. Especially as Bulletin 7 is relatively new, it is not clear how it will be implemented. Bulletin 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions or sale of the shares of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved. For example, in the past, our CEO Mr. Vincent Wenbin Qiu, COO Mr. Junhua Wu, and four other individuals transferred some or all of their equity interest in us through indirect transfers conducted by their respective overseas holding companies which held shares in us. As a result, the transferors and transferees may be subject to the tax filing and withholding or tax payment obligation, while our PRC subsidiaries may be requested to assist in the filing. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with Bulletin 7 or to establish that we and our non-resident enterprises should not be taxed under Bulletin 7, for our previous and future restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity. Currently, Shanghai Baozun, our major PRC subsidiary which is a wholly-foreign owned enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements such as presenting documentary evidence of such transactions to banks. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the variable interest entity.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. On August 11, 2015, the People’s Bank of China, or the PBOC, allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. Also, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars.

Risks Related to Our Ordinary Shares and ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to our shareholders.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other e-commerce companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online retail market;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs; and

•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These market fluctuations may significantly affect the trading price of our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, holders of our ADSs must rely on price appreciation of our ADSs for return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, holders of our ADSs should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on their investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which holders of our ADSs purchased the ADSs. They may not realize a return on their investment in our ADSs and they may even lose their entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2016, we had 148,527,064 ordinary shares outstanding, (including 135,226,326 Class A ordinary shares, excluding 17,248,248 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program and 13,300,738 Class B ordinary shares). A substantial majority of our then-outstanding ordinary shares that have not been converted to ADSs are subject to lock-up agreements with various release dates. By late November 2015, all these ordinary shares will no longer be subject to any lock-up arrangement and may be freely converted into ADSs from time to time. The remaining ordinary shares will be available for sale, upon the expiration of the applicable lock-up periods, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

Certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline significantly.

Our dual-class voting structure limits the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief operating officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Qiu and Mr. Wu represent 34.7% and 14.4% of the aggregate voting power of our company, respectively, as of December 31, 2015. The interests of Mr. Qiu and Mr. Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Qiu or Mr. Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Holders of our ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our current memorandum and articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit holders of our ADSs to withdraw their Class A ordinary shares to allow holders of our ADSs to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure them that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they are not able to call a shareholders’ meeting.

Right of holders of our ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

Holders of our ADSs may not receive cash dividends if the depositary decides it is impractical to make cash dividends available to holders of our ADSs.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against them in the United States in the event that our shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

Our fourth amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of the NASDAQ Marketplace Rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NASDAQ Global Select Market. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent;

•	have a nominating and corporate governance committee consisting entirely of independent directors;

•	solicit proxy and hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end;

•	have regularly scheduled executive sessions with only independent/for non-management directors; or

•	have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Marketplace Rules.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market, impose various requirements on the corporate governance practices of public companies. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and has made and will continue to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs we may incur or the timing of such costs.

Shareholders of a public company often bring securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

We believe we are not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2015, and we do not expect to become a foreseeable PFIC in the future. No assurance can be given as to our PFIC status, however, since the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs and ordinary shares, which may fluctuate significantly, as well as the composition of our income and assets during the year. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

If we were treated as a PFIC, such characterization could result in adverse United States federal income tax consequences to a United States investor. For example, if we were treated as a PFIC, our United States investors would become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We, Baozun Inc., are an exempted company incorporated under the laws of the Cayman Islands on December 17, 2013. We changed our holding company’s name from Baozun Cayman Inc. to Baozun Inc. in March 2015.

We are a holding company and operate our business through our wholly-owned subsidiaries and a PRC consolidated VIE. We commenced operations to provide brand e-commerce solutions in China in August 2007 through Shanghai Baozun, a PRC limited liability company founded by our CEO Mr. Vincent Wenbin Qiu, our COO Mr. Junhua Wu, Mr. Michael Qingyu Zhang and several other individual investors, or collectively, the Founding Shareholders. Shanghai Baozun, our wholly-owned subsidiary, provides integrated brand-e-commerce solutions to our brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment.

In March 2010, we incorporated our wholly-owned subsidiaries, Shanghai Bodao E-Commerce Limited, or Shanghai Bodao, and Shanghai Yingsai Advertisement Limited, or Shanghai Yingsai, in China. In December 2011, to further develop our e- commerce solutions business, we incorporated our wholly-owned subsidiary, Shanghai Fengbo E-Commerce Limited, or Shanghai Fengbo, in China. Shanghai Fengbo and Shanghai Bodao provide brand e-commerce solutions to our brand partners, and Shanghai Yingsai provides marketing services to our brand partners. As we began to expand our business outside of mainland China, we established Baozun Hongkong Limited in September 2013, which serves as our operation center in Hong Kong. In December 2013, we incorporated our holding company, Baozun Cayman Inc., under the laws of the Cayman Islands. We incorporated Baozun Hong Kong Holding Limited in January 2014 to develop our e-commerce solutions business in Hong Kong and internationally.

The operation of value-added telecommunications businesses in China requires an ICP license, and foreign ownership of value-added telecommunications business is subject to restrictions under current PRC laws, rules and regulations. We hold an ICP license through our PRC consolidated VIE, Shanghai Zunyi, which is the operator of our Maikefeng platform, to operate our value-added telecommunications services in compliance with PRC laws and regulations. In April and July 2014, through Shanghai Baozun, we entered into certain contractual arrangements with Shanghai Zunyi and its shareholders under which we gained effective control over the operations of Shanghai Zunyi. Shanghai Zunyi was a dormant company before July 2014 and began serving consumers through our Maikefeng platform, including our Maikefeng mobile application and mkf.com website, in March 2014.

In October 2014, we established Taiwan Baozun Corporation, a wholly-owned subsidiary, to expand our provision of brand e-commerce solutions to the Taiwan market.

In October 2015, we established Baozun (Japan) Limited, a wholly-owned subsidiary, to expand our provision of brand e-commerce solutions to Japan.

On May 21, 2015, our ADSs commenced trading on NASDAQ under the symbol “BZUN.”

As a holding company, our ability to pay dividends depends upon dividends and other distributions on equity paid to us by our principal operating subsidiaries. Pursuant to PRC laws and regulations, our wholly owned subsidiaries may pay dividends only out of their retained earnings, and are required to set aside a portion of their net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends.

Our principal executive offices are located at Building No. H, No. 1188 Wanrong Road, Zhabei District, Shanghai 200436, the People’s Republic of China. Our telephone number at this address is +86 21 6095-6000. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, NY 10017. Our Internet address is www.baozun.com. The information on our website is not a part of this document.

B.	Business Overview

We are the leading brand e-commerce solutions provider in China. Our integrated brand e-commerce capabilities encompass all aspects of the e-commerce value chain covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. We help brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. In addition, we started operation of our retail online platform, Maikefeng, through our Maikefeng mobile application, in March 2014. We opened up our Maikefeng platform to third-party sellers to diversify its product offerings and improve operational efficiency in May 2015.

With e-commerce in China growing rapidly both in scale and complexity, more global brands view e-commerce as a valuable part of their China expansion strategy, and brands look to us as a trusted partner and rely on our local knowledge and industry expertise to execute and integrate e-commerce strategies without the investment associated with establishing and maintaining local infrastructure and capabilities on their own.

The number of our brand partners grew from 71 as of December 31, 2013, to 93 as of December 31, 2014 and to 113 as of December 31, 2015. These brands cover diverse categories, including apparel, appliances, electronics, home, food and health, cosmetics and fast moving consumer goods, insurance and automobile. Many of our brand partners occupy leading positions in their respective industries, such as Philips, Nike, Microsoft and Haagen-Dazs.

We believe our brand partners value us for our integrated e-commerce capabilities dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Our end-to-end brand e-commerce capabilities allow us to leverage brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the full transaction value chain, making us a valuable part of our brand partners’ e-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, as well as social media platforms such as WeChat. We also help our brand partners devise and execute O2O strategies combining the strengths of their online and offline retail networks. By enabling seamless shopping experience across various channels both online and offline, we deliver omni-channel solutions to achieve optimal branding effect and sales results that are responsive to our brand partners’ individual e-commerce objectives.

Our store operation capabilities, logistics network and warehousing capacities are crucial to our success. We provide customizable solutions and dedicated personnel with relevant industry experience and brand-specific training in operating e- commerce stores. We partner with leading nationwide and local logistics services providers to ensure reliable and timely delivery. For example, we understand from SF Express, one of the largest express delivery services in China, that we are one of its top five customers in China. We are able to achieve next-day delivery in over 100 cities across China. As of December 31, 2015, we operate seven warehouses with an aggregate gross floor area of 103,894 square meters that can handle 300,000 inbound pieces and 500,000 outbound orders per day. Our warehouse management system is customized to account for variance in arrangements with brand partners and differences in product specifications, ranging from apparel, to consumer electronics, to beauty and health products.

Technology is key to our success and quick expansion. Leveraging our proprietary and scalable technology infrastructure and systems, we provide integrated e-commerce solutions that synchronize marketing campaigns, centralize management of inventory, order fulfillment and customer service, and collect and analyze real-time consumer behavior and transaction data across internet, mobile and offline channels. The scalability of our systems, built on deep vertical knowledge and modular implementation, allows us to efficiently provide customized solutions across categories and support an increasingly larger array of transactions as we add new brands, integrate new channels and accommodate peaks and surges in consumer demand.

We continue to win brands’ loyalty with our track record of articulating their marketing needs into workable solutions that consistently deliver tangible sales results. We collect valuable consumer behavior data through our customer relationship management system. We have also developed our Business Intelligence software which enables real-time analysis of transaction data across online and mobile channels to make more targeted and insightful marketing recommendations to our brand partners that leverage the strengths of various channels. We believe that, as we increase our solution offerings and channels to our brand partners, launch more marketing initiatives and campaigns together and increase their sales, the stickiness of our relationships with brand partners will also grow.

We generate revenues from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses for our brand partners based on one of the business models: distribution model, service fee model and consignment model, or in some circumstances, a combination of the three business models. We derive product sales revenues when we sell products to customers under the distribution model. We derive services revenues under the service fee model and consignment model. For services provided, we charge our brand partners fees consisting of fixed fees and/or variable fees based on GMV or other variable factors such as number of orders fulfilled. Under the consignment model, we may facilitate brand partners’ online sales of products as an agent and receive commission fee calculated based on a formula pre-agreed with our brand partners. In 2013, 2014 and 2015, net revenues from product sales accounted for 83.8%, 74.9% and 74.7% respectively.

Beginning in the third quarter of 2015, we have two reportable operating segments: (i) the brand e-commerce segment that provides brand-e-commerce solutions to our brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment that operates our retail online platform.

Our GMV was RMB2,620.8 million, RMB4,248.9 million and RMB6,735.3 million (US$1,039.8 million) in 2013, 2014 and 2015, respectively. For the same periods, our total net revenues were RMB1,521.8 million, RMB1,584.4 million, and RMB2,598.4 million (US$401.1 million), respectively. We incurred net loss of RMB37.8 million and RMB59.8 million in 2013 and 2014, respectively, and recorded net income of RMB22.6 million (US$3.5 million) in 2015. We incurred non-GAAP net loss of RMB26.3 million in 2013 and had non-GAAP net income of RMB25.1 million and RMB47.8 million (US$7.4 million) in 2014 and 2015, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including:

•	IT solutions;

•	online store operation;

•	digital marketing;

•	customer service; and/or

•	warehousing and fulfillment.

Depending on each brand partner’s specific needs and characteristics of its industry category, our brand partners utilize one or a combination of our solutions under one of or a combination of our business models:

•	distribution model;

•	service fee model; and

•	consignment model.

We derive revenues under our business models as follows:

•	Product sales revenues. We derive product sales revenues when we sell products to customers under the distribution model.

•	Services revenues. We derive services revenues under the service fee model and consignment model.

In 2013, 2014 and 2015, net revenues from product sales accounted for 83.8%, 74.9%, and 74.7%, respectively, of our net revenues. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives. Accordingly, our revenue mix may vary over time.

Business Models

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Depending on each brand partner’s specific needs and the characteristics of its category, we utilize our e-commerce capabilities to work with our brand partners under one of or a combination of our business models: the distribution model, the service fee model and the consignment model.

Distribution Model

When we provide brand e-commerce solutions to our brand partners under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to customers through official brand stores or official marketplace stores operated by us or on our Maikefeng platform. In order to generate product sales, we utilize every aspect of our e-commerce capabilities. Specifically, we utilize our IT and store operation capabilities to set up and operate online stores, including brand stores, marketplace stores or our Maikefeng platform. We utilize our warehousing and fulfillment capabilities to store and deliver goods to our customers. We utilize our customer service capability to facilitate sales and ensure our customers are satisfied. In order to increase our product sales, we utilize our digital marketing capabilities to boost site traffic and transaction volume. When we operate stores under the distribution model, the sites will typically indicate that Baozun is the seller of the products and, when we deliver goods to our customers, the invoices and tax receipts will typically bear our name instead of those of our brand partners.

Service Fee Model

Under the service fee model, we provide one or more of the following services in exchange for service fees:

•	IT solutions;

•	online store operation;

•	digital marketing;

•	customer service; and/or

•	other services, such as payment collection for select brand partners.

Consignment Model

Under the consignment model, in addition to other services we may offer, we provide online store operation services and warehousing services, whereby our brand partners stock goods in our warehouses for future sales and we are responsible for delivering goods to customers. In addition to warehousing services, we may be responsible for payment collection for select brand partners. In contrast with the distribution model, however, we do not bear general inventory risk and we do not have control over price determination or merchandise selection. We may also facilitate our brand partners’ online sales of goods as an agent and charge our brand partners commission fees based on a pre-determined formula.

E-commerce and Maikefeng

End-to-end Brand E-commerce Capabilities for Brand Partners

Our integrated brand e-commerce capabilities enable us to provide end-to-end solutions that encompass every aspect of the e-commerce value chain, including IT infrastructure setup and integration, online store design and setup, visual merchandizing and marketing campaigns, store operations, customer services, warehousing and order fulfillment. We utilize our capabilities and tailor our solutions to fulfill the specific needs of each brand partner. For each brand partner, we first hold consultations to determine its e-commerce needs and development plans. Each brand partner may then elect to use our full e-commerce capabilities or select specific elements of our capabilities that best fit their needs. Depending on these specific arrangements with brand partners, we generate revenues under different business models.

The flowchart below illustrates our capabilities and the solutions we offer for each aspect of our brand e-commerce operations:

IT Solutions

With our expertise in web design and our intimate understanding of Chinese consumers’ online shopping habits, we help our brand partners set up effective e-commerce sites that both enhance their brands and cater specifically to local consumers. We provide proprietary e-commerce technology which can be customized to and integrated with our brand partners’ existing operation back-end systems in a convenient and cost-effective manner. Where necessary, we also help our brand partners set up or improve the suitability of their own IT infrastructure for e-commerce operations. Our proprietary e-commerce IT platform supports a wide range of localized features, including payment and live chat, as well as mobile and new consumer touch points. Our IT services enable our brand partners to quickly adapt to the local e-commerce market and effectively service online shoppers in China without the costs associated with establishing and maintaining local infrastructure and capabilities on their own. For more information about our technology infrastructure and capabilities, please see “—Technology Infrastructure and Capabilities.”

In addition to establishing the infrastructure for system integration, our web designers help our brand partners design online stores that enhance their brand image and online presence. Our web developers also incorporate features and functions familiar to Chinese consumers to facilitate conversion of site visitors into paying consumers.

We also offer brand partners with the official brand WeChat store platform service, which enables brand partner to quickly expand their presence on WeChat without the heavy costs associated with creating a new online store. Our new official brand WeChat store platform includes a number of customizable options to make it easier for customers to interact directly with the brands and accommodate promotional campaigns.

Store Operations

We believe efficient store operations are crucial to our brand partners’ e-commerce business. We staff dedicated operations teams for stores operated by us. Our operations teams closely monitor and are responsible for all activities and the daily upkeep of online stores. The functions of the operations teams broadly fall into two categories: merchandising and site content management.

•	Merchandising: Each operations team has merchandising staff in charge of maintaining an appropriate level of inventory for online stores by procuring products to be sold on our brand partners’ online stores and forecasting quantities to purchase based on expected demand.

Our operations teams also assist our brand partners in processing sales orders in online stores. We manage sales orders through our proprietary order management system that integrates with our other technology platforms to ensure smooth online transactions.

Our merchandising staff monitors store sales through periodic sales reports.

•	Site Content Management: In addition to providing design services during the initial store setup, we also periodically update the content on stores operated by us in order to maintain the appeal of the stores. We have a design services team that helps ensure that brands’ online stores are artfully presented, and refreshed in keeping up-to-date with our brand partners’ latest advertising campaigns. Our design services team regularly works with our brand partners in producing the most updated digital content, including product photography, site banners and other promotional content. For more information about our design services team, see “—Digital Marketing—Creative Contents.”

Digital Marketing

We believe performance digital marketing is key in boosting visitor traffic to stores operated by us and increasing conversion and overall transaction volume.

Our digital marketing capabilities cover both official marketplace stores and official brand stores. In particular, we have developed an expertise in digital marketing on Tmall. Our digital marketing capabilities include (i) media services; (ii) word-of-mouth marketing; (iii) creative content; and (iv) consumer data.

•	Media Services: We plan advertising media for our brand partners. In planning our brand partners’ online advertising media, we first determine with our brand partners their most likely and desired customers. Based on that determination, we then identify with our brand partners which media platforms our brand partners’ intended audience is most likely to visit, and we design advertising campaigns crafted to have the most impact on the targeted audience. Our media planning capabilities enable our brand partners to strategically target the reach of their online advertising campaigns and minimize wastage and hence increase their return on investment, or ROI.

We engage in search engine optimization and marketing for our brand partners. In particular, we aim for stores operated by us to rank earlier or higher on the search results pages of a search engine so that they will receive more visitors from search engine’s users. Based on our understanding of the methodologies and mechanisms adopted by search engines, we customize the content of the stores operated by us to achieve high rankings. Where appropriate, we also help our brand partners negotiate arrangements with search engines to favorably list the stores operated by us on search results pages.

•	Word-of-Mouth Marketing: Based on our experience, Chinese e-commerce consumers are heavily influenced by word-of-mouth, or WOM, which is information from non-commercial communicators about products, services or brands. We believe we are able to provide tremendous value to our brand partners by helping them formulate WOM strategies and campaigns that encourage consumers’ engagement with their brands and drive consumers’ desire to purchase their products.

One of the most important WOM channels is social media platforms. We identify the preferred social media platforms of our brand partners’ target consumers, which are generally WeChat and Weibo. We then open and operate accounts on these platforms for our brand partners. We create and publish contents on our brand partners’ accounts, and we engage in dialogues with consumers who post on our brand partners’ accounts. We track visitors’ activities and analyze the impact of our WOM outreach.

In addition, we monitor and respond to online comments about our brand partners on internet forums and product review websites. We help identify key opinion leaders on these platforms and work with them in responding to comments about our brand partners. We believe that providing meaningful feedback addressing potential customers’ concerns greatly facilitate their purchase decisions.

•	Creative Contents: We provide our brand partners with the infrastructure and expertise for producing digital content to be used on their online stores. We operate an in-house, professional photography studio in Shanghai to create digital product images for product features, promotions and advertising campaigns. Our production services range from pre-production work such as casting, art direction and styling to post-production editing and retouching.

We also employ a team of copywriting staff who produces product descriptions and related content, such as buyers’ guides, sizing charts, product tours and comparison shopping tools.

•	Consumer Data: We use the data we collect from our data warehouse and reporting system to understand consumers’ online shopping habits and apply these insights to create impactful marketing campaign for our brand partners. For more information about our data warehouse and reporting system, please see “—Technology Infrastructure and Capabilities—Data Warehouse and Reporting System.”

Customer Service

Providing satisfactory pre-sale and post-sale customer services is one of our top priorities. We believe in the importance of real-time customer assistance. Customers can contact us through real-time online chat, phone calls or emails. Pre-sale questions relating to product details comprise most of the questions we receive from customers, and we believe that a great pre-sale customer service experience could encourage customers’ purchases. Customers can access our online representatives and service hotlines 9 a.m. to 10 p.m. daily (except three days per year during the Chinese New Year holiday).

We assign our brand partners dedicated brand customer service teams who have undergone full basic customer service training, initial and periodic examinations and targeted coaching sessions.

Warehousing and Fulfillment

We have established along the e-commerce value chain a robust logistics network and warehousing capacity to help ensure a smooth and positive shopping experience for customers of online stores. We adopt a flexible logistics model supported by our robust and advanced warehouse management system. We partner with leading nationwide and quality logistics services providers to ensure reliable and timely delivery to over 500 cities across China through their network. The following flowchart illustrates our warehousing and fulfillment process:

As of December 31, 2015, we operate seven warehouses with an aggregate gross floor area of approximately 103,894 square meters in Guangzhou, Suzhou, and Hong Kong. Our warehouses cater to different product categories. We provide value-added services to our brand partners, such as anti-counterfeit code protection and tailor-made packaging. In addition, we also store goods in three other warehouses operated by third parties. With our proprietary warehouse management systems, we are able to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics services provider for delivery to a customer. Shipments from suppliers first arrive at our warehouses. At each warehouse, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our network. Our warehouse management system is specifically designed to support a large volume of inventory turnover. Our warehouses fulfilled approximately 3.0 million, 5.0 million and 10.7 million orders in 2013, 2014 and 2015, respectively. As of December 31, 2015, our warehouse management processing system was capable of processing 300,000 inbound pieces and 500,000 outbound orders per day. On Singles Day in 2015, our warehouse management processing system processed over 400,000 outbound orders per day, showcasing our ability to support an enormous flow of transaction and order traffic. We closely monitor the speed and service quality of the logistics services providers through consumer surveys and feedbacks from consumers to ensure their satisfaction.

Maikefeng

To extend our product and service offerings to cover the entire product cycle, we began operation of Maikefeng, our retail online platform, in March 2014, which has grown significantly since then. We offer authentic, quality products at steeply discounted prices to consumers on our Maikefeng mobile application.

Our strong merchandizing expertise enables us to select the brand composition and product mix of our sales on Maikefeng that appeal to our customers. We carefully select prospective brands for our Maikefeng platform, and target to work with those that are well-known and offer high quality or premium products that are popular among consumers in China, and those are willing to provide competitive prices and favorable payment credit and product return terms. We believe that our Maikefeng platform helps our brand partners sell out-of-season inventory, generate more sales and acquire additional traffic, which will help us attract new brands and build stronger ties with our existing brand partners. In addition, our warehousing services help attract brands to our Maikefeng platform as they allow existing users of these services to adopt our Maikefeng platform and solve excess inventory issues without the need to physically move inventory.

Major product categories on Maikefeng include sports, clothing and footwear, beauty and cosmetics. We have adopted stringent quality assurance and control procedures for products sold on the Maikefeng platform and delivered through our logistics network. We source our products on Maikefeng directly from brands or through procurement agents. We carefully inspect all products delivered to our warehouses, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect all products before shipment from our logistics centers to our customers. We believe that our strict brand selection process and quality control procedures enable us to ensure the high quality level of products sold on our Maikefeng mobile application and increase customer satisfaction. We price products on Maikefeng at significant discounts, typically 70% off the original retail price. Our attractive pricing is made possible by lower purchase price, in particular for off-season or slower-moving inventory or slightly damaged goods, and the absence of physical retail space and related overhead costs.

We opened up our Maikefeng platform to third-party sellers to diversify its product offerings and improve operational efficiency in May 2015. Third-party sellers sell products to customers through our mobile applications and these sellers may also use our other value-added services, and we charge such third-party sellers service fees for our other value-added services we provide upon their request. Upon successful sales at Maikefeng, we charge commissions from such third-party sellers at a fixed fee rate based on the sales volume. We monitor third-party sellers’ performance and activities on our Maikefeng platform closely to ensure that they meet our requirements for authentic products and high-quality customer service. In this business model, since Maikefeng is operated as an intermediary platform that facilitates transactions between merchants and consumers, we generally are not the primary obligor, do not bear the inventory risk, do not have the ability to establish the price or control the related shipping services utilized by third-party sellers.

We have built a highly engaged and loyal customer base for Maikefeng that contributes to our sales growth, while also enabling us to attract new customers primarily through word-of-mouth referrals. Maikefeng had approximately 2,250,000 registered users and approximately 446,000 cumulative customers as of December 31, 2015. As of December 31, 2015, there had been 8.7 million activations of our Maikefeng mobile application.

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2015, we were providing e-commerce solutions to 113 brand partners primarily under annual or bi-annual service contracts. Our brand partners cover diverse product categories, including apparel, appliances, electronics, home, food and health, cosmetics, insurance and automobile.

In response to our brand partners’ needs to leverage our expertise to help them expand their e-commerce business in the Greater China region, we have extended our service and operational capabilities beyond mainland China. We can now provide brand partners such as Microsoft and Nike end-to-end e-commerce solutions in Hong Kong. We also got approval from the Investment Commission of Taiwan’s Ministry of Economic Affairs in October 2015 and started to provide brand partners end-to-end e-commerce solutions in Taiwan in April 2016. We provide IT service, customer service and warehousing and logistics services through local staff on the ground and online store operations and digital marketing through the home team in mainland China. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

Brand Partner Development and Services

Brand Partner Screening and Acquisition

We have implemented a strict and methodical brand selection process. Based on our screening guidelines, we carefully select prospective brand partners, choosing to work only with those that are established in profitable industries and with long-term potential. In addition, we screen potential brand partners based on criteria such as projected annual GMV and service fees, projected profitability and proposed duration of cooperation. We also conduct due diligence reviews on our prospective brand partners’ qualifications, including whether they hold the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products.

We intend to grow our business by adding new brand partners into our brand partner portfolio. We seek to attract new brand partners by providing solutions that enable them to grow their e-commerce business more rapidly and cost-effectively than they could on their own. We have been able to use the capabilities we have developed for our existing brand partners to attract new brand partners.

Brand Partner Services Team

We typically assign each brand partner a dedicated brand partner service team to offer individually tailored services and solutions. All stores across a brand partner’s different channels share the same service team to ensure seamless services to our brand partners.

We aim to continue to work closely with the brand on reaching its future goals in China by improving its e-commerce services and expanding its e-commerce presence to other markets.

Channels

We currently work with major marketplaces such as Tmall and JD.com and major social media platform such as WeChat and Weibo, in China. We also operate official brand stores. We also provide services to our brand partners through O2O strategies. We leverage all of these platforms to deliver omni-channel solutions that combine the strengths of diverse platforms to achieve optimal branding effect and sales results responsive to brands’ individual e-commerce objectives.

Official Marketplace Stores

We maintain close working relationships with the major marketplaces in China, such as Tmall and JD.com. Our brand e- commerce solutions benefit third-party marketplaces by helping them attract new brand retailers. As such, marketplaces are often motivated to work closely with us to facilitate our ability to connect our brand partners to their systems.

We enter into annual platform service agreements with online marketplaces to set up and maintain online stores on these channels. Pursuant to these agreements, we typically pay online marketplaces based on a pre-determined percentage of GMV for transactions settled that varies by product category, and typically ranges from 0.5% to 5.0%. We also pay an annual upfront service fees to marketplaces, up to 100% of which may be refunded depending on our sales volume. We also pay security deposit for potential disputes under these agreements.

Official Brand Stores

We also offer to work with our brand partners in setting up and operating their official brand stores. Based on our experience, consumers expect a total brand immersion on an official brand store that is different from the presentation of the brand’s stores in online marketplaces, which blend the brand’s image with the particular marketplace’s interface. We utilize our in-house design team in crafting online and mobile sites for official brand stores and mobile sites that deliver impactful online presence for our brand partners. As of December 31, 2013, 2014 and 2015 we operated 13, 16 and 19 official brand stores, respectively. As of December 31, 2015, we operated mobile sites for 14 of our brand partners.

Social Media Platforms

We work with our brand partners to enhance awareness of their brands on social media platforms and within the broader online community. We helped our brand partners set up accounts and design their homepage on social media platforms, such as WeChat and Weibo, and regularly update their accounts with stories relating to their products, activities and brands. We also monitor comments on our brand partners accounts and work with our brand partners in responding to these comments. In addition, we help brand partners directly integrates WeChat public account with their back-end systems across all marketplace platforms to enable flash sale or routine sale of branded products on social media platforms.

O2O Solutions

We also help our brand partners devise and execute O2O strategies by integrating and utilizing their online/offline retail space and customer data to optimize sales opportunities and encourage a more connected consumer experience. Our omni-channel capabilities help our brand partners achieve optimal branding effect and sales results that are responsive to our brand partners’ individual e-commerce objectives. Examples of our O2O capabilities include:

•	allowing consumers to place purchase orders and make payments online, pick up or return and exchange goods offline;

•	aligning consumers’ online and offline loyalty programs;

•	syncing online and offline QR codes; and

•	providing brand partners with an effective channel to interact with offline customers and providing offline consumers with a convenient and reliable channel to online shopping via interactive screens equipped in offline retail stores.

Payment Service Providers

Third-party marketplaces, our brand partners’ official brand stores and our Maikefeng platform provide customers with the flexibility to choose from a number of payment options. These payment options include online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms, such as Alipay and Tenpay.

In addition, official brand stores typically offer the “payment on delivery” payment option. Our logistics partners deliver products to customers’ designated addresses and collect payment on site. In addition to accepting cash, delivery personnel carry mobile POS machines for processing debit cards and credit cards.

Logistics Partners

We deliver orders placed on stores operated by us and on our Maikefeng platform to all areas in China through reputable third-party couriers with nationwide coverage, such as SF Express, STO Express, YTO Express and EMS as well as other quality logistics services providers. We have completed system integration with Cainiao Network, a logistics service provider and utilize its platform to improve both delivery experience and efficiency.

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party couriers. We typically negotiate and enter into annual logistics agreements with our logistics partners, under which we agree to pay delivery fees based on the amount and the weight of the goods to be delivered, as well as the destination of the delivery.

Technology Infrastructure and Capabilities

We have made significant investments and will continue to invest in developing our proprietary technology platform to deliver solutions that aim to address e-commerce needs for our brand partners. Our technology systems cover the whole e-commerce value chain, ranging from online store platforms to warehouse management and to data collection and reporting.

The principal components of our proprietary technology infrastructure cover both official brand store systems and back-end operations systems, including:

•	Order Management System: We process sales orders on online stores through our order management systems, or OMS. OMS controls the whole order cycle, including order data fetching and transfer and fulfillment. OMS connects with both internal and external warehousing systems and is capable of tracking order statuses. OMS also manages all post-sales services such as order canceling, product returns and refunds. OMS is the central node of our e-commerce platform and currently supports all channels including marketplaces and official brand stores.

•	Warehouse Management System: Our warehouse management system, or WMS, assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow.

•	Baozun platform “NEBULA 5.0”: We set up and operate our brand partners’ official brand stores through our “NEBULA 5.0” platform. With this platform we can quickly set up and customize official brand stores to provide rich features that enhance customers’ online shopping experience. These features encompass all major aspects of online shopping, such as in-site search, checkout and rating, and provide flexibility for data, content and promotion/campaign management. NEBULA 5.0 supports multiple languages and is easily customized and deployed.

•	Mobile Store System: Our mobile store system is an online web store system for mobile devices based on HTML5 technology. It shares the same back-end system with NEBULA 5.0. Our mobile store system is capable of identifying the type of device from which visitors are accessing the store and can make adjustments for optimized display accordingly.

•	Data Warehouse and Reporting System: Our data warehouse collects and organizes all kinds of data, such as product information, transaction information, consumers’ geographic location and purchase history. From the data we collect, our data reporting system generates reports that are useful for both our brand partners and us, such as daily sales reports and inventory reports.

•	Logistics Management System: Our logistics management system coordinates the flow of goods between our warehouses and the final address for each package in each order. Our logistics management system is deeply integrated with the system of third-party couriers to provide multiple levels of services, such as same-day delivery and real-time tracking.

•	Data Exchange Platform: Our data exchange platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system. It also acts as a buffer to help avoid overloading of our core systems, such as OMS & WMS.

Intellectual Property

We use our brand partners’ names, URLs, logos and other marks in connection with the operation and promotion of their e-commerce businesses. Our agreements with our brand partners generally provide us with licenses to use their intellectual property in connection with the operation of their e-commerce businesses. These licenses are typically coterminous with the respective agreements.

We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technology.

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2016, we owned 34 registered trademarks, copyrights to 13 software programs developed by us relating to various aspects of our operations, and 21 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide supplementary medical insurance for all management and research and development personnel. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

Legal Proceedings

From time to time, we may be involved in legal proceedings in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Regarding Foreign Investment

We provide end-to-end brand e-commerce solutions in China. The principal regulations governing foreign investment in our business in China include:

•	the Guidance Catalog of Industries for Foreign Investment, issued by the National Development and Reform Commission and the MOFCOM in 2015, or the Catalog;

•	the Administrative Measures on Foreign Investment in the Commercial Sector, issued by the MOFCOM in 2004 and most recently amended in 2015, or the Commercial Sector Measures;

•	the Notice on the Relevant Issues concerning the Examination, Approval and Administration of Foreign Investment in Internet and Vending Machine Sales, issued by the MOFCOM in 2010; and

•	the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council in 2001 and amended in 2008 and 2016, respectively.

•	Industry Catalog Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations.

Depending on each brand partner’s specific needs and the characteristics of its industry, we generally operate our brand e- commerce business based on one of three models:

•	the service fee model;

•	the consignment model; and

•	the distribution model.

Under the service fee model, we provide IT, online store operations, marketing, design and other technical services to our brand partners in exchange for service fees. Pursuant to the latest Catalog that was amended in March 2015 and became effective in April 2015, provision of technical services and consultations falls into the encouraged or permitted category. Our PRC subsidiaries have obtained all material approvals requisite for providing such services.

Under the consignment model and the distribution model, we sell goods directly to customers through e-commerce platforms either on behalf of our brand partners or under our own name. Such online sale of commodities which was once in the restricted category and the establishment of foreign-invested enterprises in the industry (including wholly foreign-owned enterprises) was subject to approvals by the MOFCOM or its provincial counterparts. However, the latest Catalog that was amended in March 2015 and became effective in April 2015 has removed online sale of commodities from the restricted category and it now falls into the permitted category.

Foreign Investment in the Commercial Sector. According to the Commercial Sector Measures, a foreign investor is permitted to engage in the commercial sector, which is defined in the measures to include wholesale, retail, commission agency and franchising, by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Commercial Sector Measures. Currently, the provincial counterparts of the MOFCOM have the authority to approve applications for setting up foreign-invested enterprises to engage in sale of goods through the internet, among others.

Furthermore, according to the Notice on the Relevant Issues concerning the Examination, Approval and Administration of Foreign Investment in Internet and Vending Machine Sales issued by the MOFCOM in August 2010, online sales is deemed as the extension of companies’ sales operations, and a duly incorporated foreign-invested entity in the commercial sector is allowed to operate online sales business directly. The establishment of a foreign-invested commercial enterprise specializing in online sales is subject to approval by the competent provincial counterpart of the MOFCOM in accordance with the Commercial Sector Measures.

Currently, our wholly-owned subsidiary in the PRC, Shanghai Baozun, together with its subsidiaries, engages in online sales under the consignment model and the distribution model, and a significant portion of our revenues is generated through such online sales. Shanghai Baozun has received the approval from the local provincial counterpart of the MOFCOM for engaging in online sales.

Foreign Investment in Value-Added Telecommunications Businesses. Pursuant to the Catalog amended in March 2015, the provision of value-added telecommunications services generally falls in the restricted category.

Foreign investment in telecommunications businesses is further governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. However, according to the Notice on Lifting the Restriction on Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements provided by the Regulations for Administration of Foreign-invested Telecommunications Enterprises shall still apply. It is still unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, was issued on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP license, is prohibited from leasing, transferring or selling its licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China.

To comply with such foreign ownership restrictions, we currently hold an ICP license through our PRC consolidated VIE, Shanghai Zunyi. Shanghai Zunyi, as the operator of our Maikefeng platform, currently both directly sells commodities selected and purchased by itself via Internet under the distribution model and operates the platform as an online marketplace for other trading parties, which requires Shanghai Zunyi to hold an ICP License. Shanghai Zunyi has applied for and obtained the ICP License.

Regulation Relating to Distribution of Specific Types of Goods

Our online sales business covers diverse categories of brand products, including apparel, appliances, electronics, home, food and health, cosmetics, insurance and automobile. Because distribution of certain special types of goods is subject to government approvals or legal requirements, we are required to either hold a variety of licenses and permits or meet certain requirements in connection with various aspects of our business.

For example, according to the Administrative Measures on Food Distribution Permits issued by the SAIC in July 2009 and the Decision on the Adjustment of Administrative Examination and Approval Items issued by the State Council in October 2014, an enterprise is required to obtain a Food Distribution Permit to start the food distribution business. Our PRC subsidiaries, Shanghai Baozun, Shanghai Fengbo, and our consolidated VIE, Shanghai Zunyi, have all obtained Food Distribution Permits. Pursuant to the Administrative Measures for the Permit of Food Business issued by China Food and Drug Administration in August 2015, the Food Distribution Permit will be gradually replaced by the Food Business Permit commencing from October 2015. In addition, Shanghai Baozun has obtained an Alcoholic Goods Wholesale Permit for wholesale of alcoholic goods pursuant to the Administrative Measures for Alcohol Circulation issued by MOFCOM in November 2005.

Except for licenses and permits, we are also subject to various legal obligations as distributors of certain products. For example, under relevant PRC laws, we, as distributors of cosmetics, are obliged to check whether the cosmetics we sold online have been issued the requisite permits, certificates or filings in relation to the production or import of such products and whether such products have passed the quality inspection before they are sold.

Regulation Relating to Product Quality, Advertising and Consumer Protection

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any way, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes personal injury or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The principal regulations governing promotion and advertising activities in China include the PRC Anti-Unfair Competition Law promulgated in 1993, the PRC Pricing Law promulgated in 1997, and the PRC Advertising Law. Under the PRC Advertising Law promulgated in 1994, advertising operators and advertising distributors are all required to ensure that the content of advertisements they produce or disseminate are true and in full compliance with applicable law and regulations, and are prohibited from conveying misleading, false or inaccurate information through advertising. The PRC Advertising Law was amended in April 2015, and the amendments became effective in September 2015, pursuant to which advertising operators and advertising distributors will be subject to more stringent requirements and obligations. For example, entities or individuals shall not send advertisements to customers’ telephones, mobile or email accounts without the customers’ consents or requests, and any advertisement containing any kind of misleading, false or inaccurate information with respect to product quality, constituents, functionality, price, sales performance or other features will be deemed as deceptive advertising and will subject the advertising operators and distributors to penalties more severe than those under the original law. In addition, the PRC Anti-Unfair Competition Law further imposes stringent requirements on various promotional activities, such as prize-giving sales and bundling sales. For example, under prize-giving sales, the value of prize should be no more than RMB5,000 (US$771.9). Violation of these requirements may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish a correction to the misleading information.

The Consumer Protection Law sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace stores may claim damages from sellers or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

We are subject to the above laws and regulations as an online distributor of commodities and believe that we are currently in compliance with these regulations in all material aspects.

Regulation Relating to Online Transaction

In January 26, 2014, the SAIC released the Administrative Measures for Online Transactions, or the Online Transaction Measures, which took effect in March 2014. Under the Online Transaction Measures, online business operators, online service providers and operators of third-party transaction platforms are required to register with the SAIC or its local branches and obtain a business license, except where such business operator is an individual who does not have business license but has completed the registration of his or her true name through certain third-party transaction platforms. When selling products to, or providing services for, consumers, online business operators and service providers are required to disclose to consumers their business address and contact details, quantities, quality, and prices or fees of the goods or services, duration and manner of performance, methods of payment, product return and replacement policy, safety precautions and risk warnings, after-sales services, civil liabilities and other information according to the Online Transaction Measures. Online business operators and service providers are also required to procure the security and reliability of the transactions, and provide the products or services consistent with their commitments. Our PRC subsidiaries and consolidated VIE, as online business operators and service providers, are subject to the Online Transaction Measures.

Regulation Relating to Mobile Applications

E-commerce business via mobile network is at an early stage of development in China. We design and develop mobile applications to create an integrated consumer shopping experience across both online and mobile channels, and are therefore subject to various laws and regulations issued and implemented by the PRC regulatory authorities.

The Notice on Strengthening the Network Access Management of Mobile Intelligent Terminals, issued by the Ministry of Industry and Information Technology, or MIIT, on April 11, 2013 and effective as of November 1, 2013, applies to the manufacture and installment of mobile applications in China, and imposes stringent requirements on contents and functions of mobile applications. Installment of any mobile application that adversely affects the normal functions of mobile intelligent terminals, or contains contents prohibited from publication or dissemination, or perform unauthorized collection or modification of users’ personal information without expressly informing the users and obtaining their consent is prohibited.

We, as the manufacturer of mobile applications either for our brand partners or for ourselves, are subject to the aforesaid requirements and restrictions. In addition, with the expansion of our business via mobile channels, we may be required to obtain additional licenses or approvals for such business operation in the future. For example, the MIIT released the new Classified Catalog of Telecommunications Services in 2015, which specifies that information services provided through mobile networks are recognized as internet information services, and service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining an ICP license covering internet information services rendered through mobile network.

Regulation on Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law of the PRC. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations on Tax

Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign invested enterprises.

Value-Added Tax and Business Tax

Pursuant to the PRC Provisional Regulations on Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services falling under the category of service industry in China were required to pay a business tax at a tax rate of 5% of their revenues with certain exceptions. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on a nationwide basis in the PRC. Under the pilot plan, a VAT rate of 6% applies to some modern service industries. On December 12, 2013, the PRC Ministry of Finance and the State Administration of Taxation released a new circular to further expand the scope of taxable services for the value-added tax. From May 1, 2016, the scope of the tax reform will be further expanded to include all industries according to the Circular on Implementation of the Pilot Program of Value Added Tax Reform in All Industries, which was released by the PRC Ministry of Finance and the State Administration of Taxation on March 23, 2016.

Regulations Relating to Foreign Exchange and Dividend Distribution Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under these regulations, the RMB capital converted from foreign currency registered capital of a foreign- invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope covering ‘‘investment’’ to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On April 9, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which will come into force and supersede SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are expected to be lifted. Under SAFE Circular 19, the settlement of foreign exchange by foreign invested enterprises shall be governed by the policy of foreign exchange settlement at will. However, SAFE Circular 19 also reiterates that the settlement of foreign exchange shall only be used for purposes within the business scope of the foreign invested enterprises. Considering that SAFE Circular 19 is relatively new, it is unclear how it will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013 and the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment in February 2015, or SAFE Circular 13, which specify that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE Circular 37

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as ‘‘SAFE Circular 75’’ promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a ‘‘special purpose vehicle.’’ SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released the SAFE Circular 13, which became effective from June 1, 2015. According to this notice, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37. However, there still exist high uncertainties with respect to its interpretation and implementation by governmental authorities and banks.

Mr. Vincent Wenbin Qiu, Mr. Junhua Wu and Mr. Michael Qingyu Zhang have completed initial filings with the local counterpart of SAFE relating to their investments in us. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular 37. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or amend the registration may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

Share Option Rules

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Share Option Rules, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers. Shanghai Baozun Wujiang Branch has completed the SAFE registration under the Share Option Rules on behalf of the participants to our share incentive plans.

Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by wholly foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations.

Under these laws, rules and regulations, wholly foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

M&A Rules and Overseas Listing

The M&A Rules, issued by six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, on August 8, 2006 and amended on June 22, 2009, require that an offshore special purpose vehicle, or a SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange, especially in the event that the SPV acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws and regulations and the M&A Rules of our PRC counsel, Fangda Partners, prior approval from the CSRC is not required under the M&A Rules for our initial public offering because:

•	When we set up our offshore holding structure, Shanghai Baozun, currently our major PRC subsidiary, was a then existing foreign-invested entity and not a PRC domestic company as defined under the M&A rules, and the acquisition by Baozun Hong Kong Holding Limited of all the equity interest in Shanghai Baozun was not subject to the M&A Rules;

•	There is no statutory provision that clearly classifies the contractual arrangement among our PRC subsidiary, Shanghai Baozun, and our PRC variable interest entity, Shanghai Zunyi and its shareholders as transactions regulated by the M&A Rules.

However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how these rules will be implemented in practice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The regulation of the CSRC establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.” The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

Regulations Relating to Employment

Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law in effect, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

Under the PRC Labor Contract Law, an employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates a labor contract with an indefinite term.

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); and (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016.

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, our revenues are relatively lower during the holidays in China, particularly during the Chinese New Year period which occurs in the first quarter of the year, when customers tend to do less shopping, both online and offline. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the place of incorporation of each of our significant subsidiaries and VIE as of the date of this annual report.

(1)            Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu and 20% owned by Mr. Michael Qingyu Zhang. It primarily serves as our platform for developing our Maikefeng business.

We have entered into contractual arrangements with Shanghai Zunyi and its shareholders, through which we exercise effective control over operations of Shanghai Zunyi and receive substantially all economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Zunyi and thus consolidate its results in our consolidated financial statements. However, these contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership of its equity interests. In addition, the VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

Contractual Arrangements with Shanghai Zunyi and its Shareholders

Our relationships with Shanghai Zunyi and its shareholders are governed by a series of contractual arrangements. The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Baozun, our VIE, Shanghai Zunyi, and the shareholders of Shanghai Zunyi.

Exclusive Technology Service Agreement. On April 1, 2014, Shanghai Zunyi and Shanghai Baozun entered into an exclusive technology service agreement. Pursuant to the exclusive technology service agreement, Shanghai Baozun has the exclusive right to provide specified technology services to Shanghai Zunyi. Without the prior written consent of Shanghai Baozun, Shanghai Zunyi may not accept the same or similar technology services provided by any third party during the term of the agreement. Shanghai Zunyi agrees to pay to Shanghai Baozun a service fee at 95% of the net revenues of Shanghai Zunyi and extra service fee for additional services provided by Shanghai Baozun as requested by Shanghai Zunyi within three months after each calendar year for the services provided in the preceding year. The agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun, and shall be terminated when the operating term of Shanghai Baozun or Shanghai Zunyi expires. To the extent permitted by law, Shanghai Zunyi is not contractually entitled to terminate the exclusive technology service agreement with Shanghai Baozun.

Exclusive Call Option Agreement. On April 1, 2014, Shanghai Zunyi, each of its shareholder and Shanghai Baozun entered into an exclusive call option agreement. Each of Shanghai Zunyi’s shareholders have granted Shanghai Baozun an exclusive call option to purchase their equity interests in Shanghai Zunyi at an exercise price equal to the higher of (i) the registered capital in Shanghai Zunyi; and (ii) the minimum price as permitted by applicable PRC laws. Shanghai Zunyi has further granted Shanghai Baozun an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Shanghai Baozun may nominate another entity or individual to purchase the equity interests or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interests or assets pursuant to the call option. Shanghai Baozun is entitled to all dividends and other distributions declared by Shanghai Zunyi, and each of the shareholders of Shanghai Zunyi has agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in Shanghai Zunyi and to pay any such distributions or premium to Shanghai Baozun with deduction of applicable taxes. The exclusive call option agreement remains in effect until the equity interest and assets that are the subject of such agreements are transferred to Shanghai Baozun or its designated entities or individuals. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the exclusive call option agreement with Shanghai Baozun.

Proxy Agreement. On July 28, 2014, Shanghai Zunyi, each of its shareholder and Shanghai Baozun entered into a voting right proxy agreement, or the Proxy Agreement. Each shareholder of Shanghai Zunyi granted an irrevocable power of attorney to Shanghai Baozun that authorizes any person designated by Shanghai Baozun to exercise his rights as an equity holder of Shanghai Zunyi, including the right to attend and vote at equity holders’ meetings and appoint directors. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. If (i) the operating term of Shanghai Baozun or Shanghai Zunyi expires; or (ii) the parties thereto mutually agree on an early termination, the proxy agreement may be terminated. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the proxy agreement with Shanghai Baozun.

Equity Interest Pledge Agreements. On July 28, 2014, Shanghai Zunyi and its shareholders entered into equity interest pledge agreements with Shanghai Baozun. The shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun to secure their and Shanghai Zunyi’s obligations under certain agreements above and other agreed obligations and as collateral for all of the amounts payable by Shanghai Zunyi to Shanghai Baozun under those agreements. If any event of default as defined under this agreement occurs, Shanghai Baozun, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any increase in the registered capital of Shanghai Zunyi will be further pledged in favor of Shanghai Baozun. The equity interest pledge agreements will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. Under PRC laws, the equity pledge is required to be registered with the SAIC or its competent branches for perfection. The equity pledge of Shanghai Zunyi has already been registered with the relevant branch of the SAIC.

As a result of these contractual arrangements, we have the power to direct the activities of Shanghai Zunyi, and through the service fee paid to us under the exclusive technology service agreement, we can receive substantially all of the economic benefits of Shanghai Zunyi even though we do not receive all of the revenues generated by Shanghai Zunyi.

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structures of Shanghai Baozun and Shanghai Zunyi do not violate any applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Shanghai Baozun, Shanghai Zunyi and its shareholders governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect, and do not violate any PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

D.	Property, Plants and Equipment

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 21,890 square meters of offices and operation centers as of December 31, 2015. In addition, as of December 31, 2015, we leased seven warehouses with an aggregate gross floor area of approximately 103,894 square meters in Guangzhou, Suzhou, and Hong Kong. Our premises are leased under operating lease agreements from unrelated third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated combined financial statements and unaudited consolidated combined financial information included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. See “—G. Safe Harbor.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are the leading brand e-commerce solutions provider in China. The number of our brand partners grew from 71 as of December 31, 2014, to 93 as of December 31, 2014 and to 113 as of December 31, 2015. Our brand partners cover diverse categories, including apparel, appliances, electronics, home, food and health, cosmetics and fast moving consumer goods, insurance and automobile, and many of them are market leaders in their respective industries.

Our integrated e-commerce capabilities allow us to leverage our brand partners’ unique resources and are seamlessly integrated with their back-end systems. This enables data tracking and analytics for the full transaction value chain, making us a valuable part of the brands’ e-commerce functions. We help our brand partners establish their market presence and launch products quickly through official brand store sites and major online marketplaces in China as well as social media platforms. We also help our brand partners devise and execute O2O strategies combining the strengths of their online stores and offline retail networks. By enabling seamless shopping experience across various channels both online and offline, we deliver omni-channel solutions to achieve optimal branding effect and sales results that are responsive to our brand partners’ individual e-commerce objectives.

We generate revenue from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses for our brand partners based on one of three business models: distribution model, service fee model and consignment model, or in some circumstances, a combination of the business models. We derive product sales revenues when we sell products to customers under the distribution model. We derive services revenues under the service fee model and consignment model. For services provided, we charge our brand partners fees consisting of fixed fees and/or variable fees based on GMV or other variable factors such as number of orders fulfilled. Under the consignment model, we may facilitate brand partners’ online sales of products as an agent and receive commission fee calculated based on a formula pre-agreed with our brand partners. In 2013, 2014 and 2015, net revenues from product sales accounted for 83.8%, 74.9% and 74.7% respectively. Beginning in the third quarter of 2015, we have two reportable operating segments consisting of the brand e-commerce segment and Maikefeng segment.

Our GMV was RMB2,620.8 million, RMB4,248.9 million and RMB6,735.3 million (US$1,039.8 million) in 2013, 2014 and 2015, respectively. For the same periods, our total net revenues were RMB1,521.8 million, RMB1,584.4 million, and RMB2,598.4 million (US$401.1 million), respectively. We incurred net loss of RMB37.8 million and RMB59.8 million in 2013 and 2014, respectively, and recorded net income of RMB22.6 million (US$3.5 million) in 2015. We incurred non-GAAP net loss of RMB26.3 million in 2013 and had non-GAAP net income of RMB25.1 million and RMB47.8 million (US$7.4 million) in 2014 and 2015, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

We currently operate our Maikefeng platform through our PRC consolidated VIE, Shanghai Zunyi. We did not generate any revenues from Shanghai Zunyi in 2013, and revenues from Shanghai Zunyi contributed 1.3% and 3.6% of our total net revenues in 2014 and 2015, respectively.

Factors Affecting Our Results of Operations

 Our results of operations and financial condition are affected by the general factors driving the retail industry and online retail, including:

•	Levels of per capita disposable income and consumer spending in China and our target markets. Consumer spending power has been rising in China and in our other target markets in Asia, including Hong Kong and Taiwan. The growth of the e-commerce market in these markets depend on continued increase in consumption.

•	Development and popularity of e-commerce in China and in our target markets. Driven by the growth of the internet, broadband, personal computer and mobile penetration in China and the development of fulfillment, payment and other ancillary services associated with online purchases, e-commerce is expected to rapidly rise in significance in China and in our other target markets in Asia. The growing number of online shoppers have made online marketplaces and other e-commerce channels into popular retail platforms for brands. The growth of our business depends on the development and popularity of e-commerce, and the value of e-commerce as part of brands’ expansion strategies.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•	Our ability to retain and attract brand partners. The number of our brand partners directly affect our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.

•	Our ability to increase GMV. We generate the majority of our revenues primarily through product sales. Increases in GMV and revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to customers and expand product offerings.

•	Our ability to enhance cooperation with marketplaces. We generate the majority of our revenues primarily through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com.

•	Our ability to successfully extend and operate our business in Asia. Almost all of our revenues are generated in China. Our success in extending our geographical reach will affect the increase in our revenues.

•	Our ability to innovate. Our ability to innovate and continue to introduce new value-added brand e-commerce solutions through improved technologies and marketing know-how is key to better serve our brand partners and help our brand partners enhance their e-commerce success, which will contribute to our ability to maintain and attract brand partners, sell more solutions and generate more revenues. Our ability to innovate is also crucial to our ability to improve our Maikefeng platform to increase our product sales.

•	Our ability to manage our revenues and product mix. We generate revenues from product sales and service fees. Our net revenues as a percentage of our GMV and profitability could vary depending on the mix of our revenues from these sources. In general, our net revenues as a percentage of our GMV are lower but our profitability is higher when services revenues contribute to a larger share of our revenues. Our product mix also affects our revenue mix and profitability. Depending on the product category, we may derive more revenues from product sales than service fees, or vice versa, which may further impact our profitability.

•	Our ability to effectively invest in our technology platform and fulfillment infrastructure. Our results of operations depend in part on our ability to invest in our technology platform and fulfillment infrastructure cost-effectively. Capital expenditure for investments also affects our financial condition, especially our cash flow.

•	Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics services providers. Our ability to gain better insight in inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses for our brand partners based on one of the three business models: distribution model, service fee model and consignment model, or, in some circumstances, a combination of the business models.

We derive product sales revenues when we sell products to customers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and sell branded goods directly to customers through our online stores or our Maikefeng platform. Revenues generated from product sales include fees charged to customers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by customers. We offer customers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data we have maintained, and subject to adjustments to the extent that actual returns differ or are expected to differ.

We derive services revenues under the service fee model and consignment model. We provide IT services, online store operation services, digital marketing services and other services, such as payment collection, to our brand partners under the service fee model. Under the consignment model, we provide online store operation services and warehousing services, whereby our brand partners stock goods in our warehouses for future sales and we are responsible for delivering the goods to customers. Under the consignment model, brand partners may also use one or more of other services rendered by us. We may also facilitate our brand partners’ online sales of goods as an agent under the consignment model and charge our brand partners commission fees calculated based on a formula pre-agreed with our brand partners. We do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in selecting suppliers and generally are not involved in determining product specifications. Based on these indicators, we record the commission fees as services revenue.

For services provided under the service fee model and consignment model, we charge our brand partners fees consisting of fixed fees and/or variable fees based on GMV or other variable factors such as number of orders fulfilled. In particular, variable fees based on GMV is calculated using a predetermined ratio that we have negotiated with our brand partners, which may vary depending on factors such as the type and extent of the services we render. Revenues generated from services relating to online store design and setup and marketing and promotion services for brand partners are recognized when the services are rendered. Revenue generated from services relating to online store operations, customer services, and warehouse and fulfillment services consisted of both fixed fees and variable fees based on the value of merchandise sold. Fixed fees are recognized as revenues ratably over the service period. Variable fees are recognized as revenues when they become determinable based on the GMV and confirmed by our brand partners.

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	1,274,746	83.8	1,187,162	74.9	1,940,649	299,585	74.7
Services	247,090	16.2	397,258	25.1	657,794	101,546	25.3
Total net revenues	1,521,836	100.0	1,584,420	100.0	2,598,443	401,131	100.0

The following table sets forth the following operating data for each period indicated.

	For the Year Ended December 31,
	2013		2014		2015
Number of brand partners as of the period end(1)	71		93		113
Number of GMV brand partners as of the period end(2)	61		78		95
Total GMV(3) (RMB in millions)	2,620.8	(4)	4,248.9	(4)	6,735.3	(4)
Distribution GMV(5)	1,491.2		1,371.5		2,262.7
Non-distribution GMV(6)	1,129.6		2,877.4		4,472.6
Average GMV per GMV brand partner(7) (RMB in millions)	46		61		77

(1)	Brand partners are defined as companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so.
(2)	GMV brand partners are defined as brand partners that contributed to our GMV during the respective periods.
(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which customers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax excludes (i) shipping charges and (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
(4)	GMV of our Maikefeng platform was nil, RMB33.9 million, and RMB86.9 million (US$13.4 million) in 2013, 2014 and 2015, respectively.
(5)	Distribution GMV refers to the GMV under the distribution business model.
(6)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(7)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Our net revenues as a percentage of our GMV decreased from 58.1% in 2013 to 37.3% in 2014 and slightly increased to 38.6% in 2015.The decrease in our net revenues as a percentage of our GMV in 2014 compared with that in 2013 was primarily due to the increase in our services revenues as a percentage of our net revenues, particularly the increase in commission fees charged by us under the consignment model. Because commission fees charged by us under the consignment model is recorded as the services revenue on a net basis, it represents a smaller percentage of GMV than sales of products under the distribution model, which is recorded as products sales revenue on a gross basis. Our net revenues as a percentage of our GMV in 2015 remained constant as compared with that in 2014. The trend of our net revenues as a percentage of our GMV in the future depends on the relative pace of the increase in our services revenues and the increase in our product sales revenue.

Operating expenses

 Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	1,521,836	100.0	1,584,420	100.0	2,598,443	401,131	100.0
Operating expenses
Cost of products	(1,245,832)	(81.9)	(1,086,133)	(68.6)	(1,735,820)	(267,964)	(66.8)
Fulfillment	(116,432)	(7.7)	(168,130	(10.6)	(325,159)	(50,196)	(12.5)
Sales and marketing	(146,202)	(9.6)	(226,952)	(14.3)	(403,519)	(62,293)	(15.5)
Technology and content	(16,120)	(1.1)	(63,607)	(4.0)	(59,946)	(9,254)	(2.3)
General and administrative	(38,160)	(2.5)	(96,911)	(6.1)	(73,678)	(11,374)	(2.8)
Other operating expenses, net	(75)	(0.0)	457	(0.0)	8,130	1,255	0.3

Total operating expenses	(1,562,821)	(102.8)	(1,641,276)	(103.6)	(2,589,992)	(399,826)	(99.7)

Cost of products is separately presented for product sales under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the customers. Our cost of products does not include other direct costs related to cost of product sales such as shipping and handling expenses, payroll and benefits of staff, logistic centers rental expenses and depreciation expenses. Therefore our cost of products may not be comparable to other companies which include such expenses in their cost of products.

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. We expect our fulfillment expenses to increase as we will hire additional fulfillment personnel and lease more warehouses to meet the demand driven by the increase in the GMV and expansion of our fulfillment services. We plan to make our fulfillment operations more efficient by setting up customized warehouse facilities to make full use of the available space, improve the pick-and-pack workflow efficiency, accommodate greater product selection and minimize order splitting.

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. Our sales and marketing expenses have increased in recent years, primarily due to the growth of our sales and marketing team and an expansion of our marketing efforts. We expect that our sales and marketing expenses will continue to increase as we devote further efforts to expand digital marketing services for our brand partners and engage in additional advertising activities to increase the GMV of stores operated by us.

Our technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees in our technology and system department, editorial content, as well as costs associated with the computer, storage and telecommunications infrastructure for internal use. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to provide comprehensive services to brand partners.

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. We expect our general and administrative expenses to increase as we incur additional expenses in connection with the expansion of our business and our operations, which include adding more staff to our general and administrative team, increasing expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5% on its taxable income generated from operations in Hong Kong. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries and consolidated VIE in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 17% on product sales and 6% on our services, in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

We are subject to business tax at a rate of 5% for our services.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital entered into on August 21, 2006 and receives approval from the relevant tax authority. If the relevant Hong Kong entity satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entity would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We provide brand e-commerce solutions to our brand partners and have two revenue streams: (i) product sales and (ii) services. Consistent with the criteria of ASC 605, Revenue Recognition, we recognize revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

We generate revenues from selling branded products directly to customers under the distribution model or facilitate our brand partners’ sales of products as an agent under the consignment model.

We evaluate whether it is appropriate to record proceeds from product sales as revenues at the gross amount or the net amount as commission fees earned in accordance with ASC 605-45-45.

Product Sales

Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to customers through online stores operated by us or on our Maikefeng platform. Revenue under the distribution model is recognized on a gross basis and presented as product sales in the consolidated statements of operations, because (i) we, rather than the brand partner, are the primary obligor and are responsible to the customers for the key aspects of the fulfillment of the transaction including pre-sales and after-sales services; (ii) we bear the physical and general inventory risk once the products are delivered to our warehouse; (iii) we have latitude in establishing prices; and (iv) we have credit risk. The majority of revenues generated from selling branded products are under the distribution model and recognized on a gross basis.

Product sales, net of return allowances, value added tax and related surcharges, are recognized when customers accept the products upon delivery. We offer online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data we have maintained and our analysis of returns by categories of products, and subject to adjustments to the extent that actual returns differ or expected to differ.

A majority of our customers make online payments through third-party payment platforms when they place orders on our online stores. The funds will not be released to us by these third-party payment platforms until the customers accept the delivery of the products at which point we recognize sales of products.

A portion of our customers pay upon the receipt of our products. Our delivery service providers collect the payments from our customers for us. We record a receivable on the balance sheet with respect to cash held by third-party couriers.

Shipping and handling charges are included in net revenues. We typically do not charge shipping fees on orders exceeding a certain sale amount. Shipping revenue has not been material for the periods presented. Our shipping costs are presented as part of our operating expenses.

Services

In some instances, we facilitate the brand partners’ online sales of their respective branded products as an agent. We do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in supplier selection, and generally are not involved in the determination of products specification. Based on these indicators, we have determined that revenue from our sales of products where we act as an agent are service fees in nature. Therefore, we record commission fees from our brand partners based on a pre-determined formula as services revenue in the consolidated statements of operations.

We also provide IT, online store operations, marketing and promotion, customer service, warehousing and fulfillment, and other services to our brand partners. Brand partners may elect to use our comprehensive end-to-end e-commerce solutions or select specific elements of our e-commerce supporting infrastructure and service that best fit their needs. We charge our brand partners a combination of fix fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. Revenue generated from these service arrangements is recognized on a gross basis and presented as services revenue in the consolidated statements of operations. All the costs that we incur in the provision of the above services are classified as operating expenses on the consolidated statements of operations.

Revenue generated from services relating to IT service, and marketing and promotion services for brand partners are recognized when the services are rendered. Revenue generated from services relating to online store operations, customer services, and warehouse and fulfillment services consisted of both fixed fees and variable fees based on the value of merchandise sold. Fixed fee is recognized as revenue ratably over the service period. Variable fees are recognized as revenue when they become determinable based on the value of merchandise sold and confirmed by the brand partners.

Some of our service contracts are considered multiple element arrangements as they include provision of a combination of various services based on the brand partner’s requirements. These contracts may include one-time online store design and setup services, marketing and promotion services during certain holidays, and continuous online store operation services, warehouse and fulfillment services over a period of time to the same brand partner.

We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all services revenues based on the relative selling price in accordance with the selling price hierarchy, which includes (i) vendor- specific objective evidence, or VSOE, if available; (ii) third-party evidence or TPE, if VSOE is not available, and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We have historical pricing for online store operation and customer services and warehousing and fulfillment services on a standalone basis. As a result, we have used VSOE to allocate the selling price for these services when they are elements of a multiple element arrangement. We have not historically priced one-time online store design and set up services on a standalone basis, and therefore, we consider TPE and BESP as discussed below.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our business strategy differs from that of our peers, and its offerings contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, for the periods presented in the consolidated financial statements, we have not been able to establish selling price based on TPE for any of our service offering.

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand- alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings and the cost of services we provide. We have used BESP to allocate the selling price of one-time online store design and set up services and marketing and promotion services under these multiple element arrangements. The process for determining BESP involves management judgment. Our process of considering multiple factors may vary depending upon the unique facts and circumstances related to each deliverable. If facts and circumstances underlying the factors we consider change, or should subsequent facts and circumstances lead us to consider additional factors, our BESP could change in future periods. We regularly review the evidence of selling prices for our services and maintain internal controls over the establishment and updates of these estimates. There were no material changes in BESP for our services during the years ended December 31, 2013, 2014 and 2015, nor do we expect a material change in BESP in the foreseeable future.

Inventories

Inventories, consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers or liquidations in limited instances due to closure of online stores, and expected recoverable values of each disposition category.

We adopt different strategies to deal with non-seasonal and seasonal demands. In addition, we actively track the sales data and make timely adjustments to our procurement plan in order to minimize the chance of excess unsold inventory. As a result, our obsolete inventory has not been significant. Our inventory provision is made for valuation of inventory at the lower of cost or market value. In addition, we generally reserve for inventories on hand aging over certain period of time. Inventory provisions charged to cost of products were RMB12.0 million, RMB12.5 million and RMB21.1 million (US$3.3 million) for 2013, 2014 and 2015, respectively.

Share-Based Compensation

Our share-based payment transactions with our directors, employees and consultants are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

Management is responsible for determining the fair value of options granted to our directors, employees and consultants and considered a number of factors including valuations.

In determining the fair value of our share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

Our share-based compensation expenses are measured at the fair value of the awards as calculated under the binomial option- pricing model. Assumptions used in the binomial model are presented below:

	2013	2014	2015
Risk-free interest rate (per annum)(1)	2.59%	2.99%	2.61% ~ 2.833%
Contract life (in years)	10	10	10
Expected volatility range(2)	50.68%	50.48%	48.78% ~ 48.96%
Expected dividend yield(3)	0.00%	0.00%	0.00%

(1)	We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ and adjusted for country risk premium of PRC with a maturity similar to the expected expiry of the term.
(2)	We estimate the volatility is based on the historical volatility of the comparable companies in the period equal to average time to expiration to the valuation date.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, our share- based compensation expenses could be materially different for any period.

Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

The following table sets forth information regarding restricted share units granted to eligible employees and directors:

Grant Date	Type of equity	Number of Shares Granted	Fair Value per share		Type of Valuation
			RMB	US$
August 14, 2015	Restricted share unit	385,543	16.23	2.58	Contemporaneous
November 23, 2015	Restricted share unit	1,773,425	17.14	2.66	Contemporaneous
December 31, 2015	Restricted share unit	1,817,343	17.65	2.74	Contemporaneous

In determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the grant date is applied.

We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments.

ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expenses are recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in following periods.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

•	determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs in determining the intrinsic value of the beneficial conversion feature, if any; and

•	determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs in determining the grant date fair value of the award.

In determining the fair value of our ordinary shares, we applied the income approach/ discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount Rates. The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable Companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, seven publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the e-commerce industry and (ii) their shares are publicly traded in developed capital markets, including the United States, South Korea, Japan, Taiwan and the UK.

Discount for Lack of Marketability, or DLOM. DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2012 to the first quarter of 2015.

However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: (i) no material changes in the existing political, legal and economic conditions in China; (ii) our ability to retain competent management, key personnel and staff to support our ongoing operations; and (iii) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The option-pricing method was used to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation”. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 40.5% to 45.9% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

After our initial public offering, in determining the fair value of our ordinary shares, the closing market price of the underlying shares on the grant dates is applied.

Income Taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes.

Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated financial statements in the period of change.

In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process.

We consider positive and negative evidence when determining whether some portion or all of our deferred tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our historical results of operations, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of our historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will not realize the deferred tax assets resulted from the tax loss carried forward in the future periods.

The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2013, 2014 and 2015, we did not have any significant unrecognized uncertain tax positions.

Recently Issued Accounting Pronouncements

In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory". This update requires an entity that determines the cost of inventory by methods other than last-in, first-out (LIFO) and the retail inventory method (RIM) to measure inventory at the lower of cost and net realizable value. ASU 2015-11 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2016. Prospective application is required. Early application is permitted as of the beginning of the interim or annual reporting period. We do not expect that the adoption of this guidance will have a significant impact on our consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date". The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are still in the process of evaluating the impact of the standard on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740)". This update provides accounting guidance related to income taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements other than reclassifying current deferred tax assets to noncurrent in the balance sheet. See Note 11 to the consolidated financial statements for a discussion on income tax balances.

In January, 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10)", a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities. The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity's leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. We are currently evaluating the impact of the adoption this standard on our consolidated financial statements.

In March, 2016, the FASB issued ASU2016-09, "Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting". This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

Reportable Segments

Our chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decision about allocating resources and assessing performance of the group prior to the third quarter of 2015. Following the further expansion of our retail online platform business, we operated and reviewed our performance in two segments: (i) the brand e-commerce segment, which provides e-commerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform. The segment information in periods prior to the third quarter of 2015 was restated to be consistent with that of periods starting from third quarter of 2015. Furthermore, our chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarize our revenue and total operating income (loss) generated by its segments.

	For Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net Revenues
Brand e-commerce	1,521,836	1,555,404	2,528,969	390,406
Maikefeng		29,016	69,474	10,725

Total consolidated net revenues	1,521,836	1,584,420	2,598,443	401,131

Operating (loss) income
Brand e-commerce	(40,985)	(39,762)	63,734	9,839
Maikefeng		(17,094)	(55,283)	(8,534)

Total Operating (loss) income	(40,985)	(56,856)	8,451	1,305

Brand e-commerce segment

Net revenues in our brand e-commerce segment increased by 62.6% from RMB1,555.4 million in 2014 to RMB2,529.0 million (US$390.4 million) in 2015. This increase was primarily due to an increase in product sales in our brand e-commerce segment from RMB1,158.1 million in 2014 to RMB1,872.8 million (US$289.1 million) in 2015, resulting from the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers. Net revenues in our brand e-commerce segment increased also because service revenue increased from RMB397.3 million in 2014 to RMB656.2million (US$101.3 million) in 2015, resulting from growth in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Net revenues in our brand e-commerce segment increased by 2.2% from RMB1,521.8 million in 2013 to RMB1,555.4 million in 2014. This increase was primarily due to an increase in service revenue in our brand e-commerce segment from RMB247.1 million in 2013 to RMB397.3 million in 2014, resulting from the increases in the number of our brand partners and GMV of our existing brand partners. The decrease in our net revenues generated from product sales in our brand e-commerce segment from RMB1,274.7 million in 2013 to RMB1,158.1 million in 2014 was resulting from the decrease in the sales of personal computer products in the electronics products category due to our adjustment in the mix of products for higher markups, partially offset by increases in sales of products in other categories.

Maikefeng segment

Net revenues in our Maikefeng segment increased by 139.4% from RMB29.0 million in 2014 to RMB69.5 million (US$10.7 million) in 2015. This increase was primarily due to an increase in product sales in our Maikefeng segment from RMB29.0 million in 2014 to RMB67.9 million (US$10.5 million) in 2015, resulting from growth in sales volume. As Maikefeng is in transition from the distribution model to a more marketplace-focused model, revenue derived from product sales may not continue to increase in the future.

Net revenues in our Maikefeng segment increased from nil in 2013 to RMB29.0 million in 2014, which represents the product sales in our Maikefeng segment since we began serving consumers through our Maikefeng platform, including our Maikefeng mobile application and mkf.com website, in March 2014.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	1,274,746	83.8	1,187,162	74.9	1,940,649	299,585	74.7
Services	247,090	16.2	397,258	25.1	657,794	101,546	25.3
Total net revenues	1,521,836	100.0	1,584,420	100.0	2,598,443	401,131	100.0
Operating expenses(1)
Cost of products	(1,245,832)	(81.9)	(1,086,133)	(68.6)	(1,735,820)	(267,964)	(66.8)
Fulfillment	(116,432)	(7.7)	(168,130)	(10.6)	(325,159)	(50,196)	(12.5)
Sales and marketing	(146,202)	(9.6)	(226,952)	(14.3)	(403,519)	(62,293)	(15.5)
Technology and content	(16,120)	(1.1)	(63,607)	(4.0)	(59,946)	(9,254)	(2.3)
General and administrative	(38,160)	(2.5)	(96,911)	(6.1)	(73,678)	(11,374)	(2.8)
Other operating income (expenses), net	(75)	(0.0)	457	0.0	8,130	1,255	0.3
Total operating expenses	(1,562,821)	(102.8)	(1,641,276)	(103.6)	(2,589,992)	(399,826)	(99.6)
Income (loss) from operations	(40,985)	(2.8)	(56,856)	(3.6)	8,451	1,305	0.3
Other income (expenses)
Interest income	4,574	0.3	3,156	0.2	8,834	1,364	0.3
Interest expenses	(677)	(0.0)	(1,552)	(0.1)	—	—	—
Gain on disposal of investment	—	—	—	—	9,674	1,493	0.4
Exchange loss	(376)	(0.0)	(2,650)	(0.2)	(124)	(19)	0.0
Income (loss) before income tax and share of loss in equity method investment	(37,464)	(2.5)	(57,902)	(3.7)	26,835	4,143	1.0
Income tax (expense) benefit	(307)	(0.1)	(1,912)	(0.1)	6,022	930	0.3
Share of loss in equity method investment	—	—	—	—	(10,236)	(1,580)	(0.4)
Net income (loss)	(37,771)	(2.5)	(59,814)	(3.8)	22,621	3,493	0.9
Deemed dividend from issuance of preferred shares	—	—	(16,666)	(1.1)	—	—	—

	For the year ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data and number of shares)
Change in redemption value of convertible redeemable preferred shares	(61,435)	(4.0)	(79,169)	(5.0)	(25,332)	(3,911)	(1.0)
Net loss attributable to ordinary shareholders	(99,206)	(6.5)	(155,649)	(9.8)	(2,711)	(418)	(0.1)
Net loss per share attributable to ordinary shareholders
Basic	(3.31)	0.0	(5.31)	0.0	(0.03)	(0.00)	0.0
Diluted	(3.31)	0.0	(5.31)	0.0	(0.03)	(0.00)	0.0
Net loss per ADS(2)
Basic	(9.93)	0.0	(15.93)	0.0	(0.08)	(0.01)	0.0
Diluted	(9.93)	0.0	(15.93)	0.0	(0.08)	(0.01)	0.0
Weighted average shares used in calculating net loss per ordinary share
Basic	29,983,883	—	29,314,067	—	102,987,119	102,987,119	—
Diluted	29,983,883	—	29,314,067	—	102,987,119	102,987,119	—

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	(584)	(460)	(1,440)	(222)
Sales and marketing	(5,822)	(5,469)	(9,793)	(1,512)
Technology and content	(1,608)	(26,311)	(5,047)	(779)
General and administrative	(3,492)	(52,723)	(8,915)	(1,376)
	(11,506)	(84,963)	(25,195)	(3,889)

(2)	Each ADS represents three Class A ordinary shares.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015.

Net Revenues

Our total net revenues increased by 64.0% from RMB1,584.4 million in 2014 to RMB2,598.4 million (US$401.1 million) in 2015. Net revenue generated from product sales increased by 63.5% while net revenues from services increased by 65.6%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers. The increase in our net revenues generated from services was primarily due to increase in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Operating Expenses

Our operating expenses increased by 57.8% from RMB1,641.3 million in 2014 to RMB2,590.0 million (US$399.8 million) in 2015. This increase was due to the growth of our business, which has resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, partially offset by decreases in the general and administrative expense and technology and content expense.

Cost of Products. Our cost of products increased by 59.8% from RMB1,086.1 million in 2014 to RMB1,735.8 million (US$268.0 million) in 2015. Cost of products as a percentage of net revenues from product sales decreased from 91.5% in 2014 to 89.4% in 2015 due to optimization in our product sales mixture.

Fulfillment Expenses. Our fulfillment expenses increased by 93.4% from RMB168.1 million in 2014 to RMB325.2 million (US$50.2 million) in 2015. This increase was primarily due to the increase in GMV from RMB4,248.9 million in 2014 to RMB6,735.3 million (US$1,039.7 million) in 2015 and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase in personnel cost and expenses attributable to picking and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in the rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 77.8% from RMB227.0 million in 2014 to RMB403.5 million (US$62.3 million) in 2015. This increase was primarily due to an increase in promotion and marketing expenses from RMB114.8 million in 2014 to RMB208.0 million (US$32.1 million) in 2015, resulting from the increase in our advertising expenditures on Tmall, as we engaged in more advertising activities to increase the GMV of stores operated by us and enhance the recognition of our Maikefeng platform. Our sales and marketing expenses increased also because the personnel cost and expenses attributable to online store operations increased due to the increase in the number of brand partners and online stores operated by us.

Technology and Content Expenses. Our technology and content expenses decreased by 5.8% from RMB63.6 million in 2014 to RMB59.9 million (US$9.3 million) in 2015. The decrease was primarily due to the decrease in share-based compensation expenses, which were partially offset by increases in technology-focused staff from 195 as of December 31, 2014 to 266 as of December 31, 2015 and project-based variable technology expenses from brand stores.

General and Administrative Expenses. Our general and administrative expenses decreased by 24.0% from RMB96.9 million in 2014 to RMB73.7 million (US$11.4 million) in 2015. The decrease was primarily due to a decrease in our share-based compensation expense, which was partially offset by an increase in rental expenses to support business growth and increases in professional service fees as a listed company and an increase in employee benefit resulting from increases in both the headcount of general and administrative employees and their average salary level.

Other Operating Income, Net. Our other operating income increased from RMB0.5 million in 2014 to RMB8.1 million (US$1.2 million) in 2015. The increase was primarily due to the increase in government subsidy we received.

Income (Loss) from Operations

As a result of the foregoing, we derived income from operations of RMB8.5 million (US$1.3 million) in 2015, compared with our loss from operations of RMB56.9 million in 2014.

•	Brand e-commerce segment. Income from operations in our brand e-commerce segment was RMB63.7 million (US$9.8 million) in 2015, compared with our loss from operations of RMB39.8 million in 2014.

•	Maikefeng segment. Loss from operations in our Maikefeng segment increased by 223.4% from RMB17.1 million in 2014 to RMB55.3 million (US$8.5 million) in 2015.

Interest Income

Our interest income increased from RMB3.2 million in 2014 to RMB8.8 million (US$1.4 million) in 2015. This increase was primarily due to higher average cash balance we held in 2015 as a result of proceeds received form our initial public offering.

Interest Expense

Our interest expense decreased from RMB1.6 million in 2014 to nil in 2015. This decrease was primarily due to the repayment of short-term borrowings by the end of 2014.

Gain on Disposal of Investment

Our gain on disposal of investment was RMB9.7 million (US$1.5 million) in 2015 compared with nil in 2014. Our gain on disposal of investment in 2015 was due to partial disposal of our investment in Automoney Inc., or Automoney, an automobile performance solution provider based in China.

Income Tax (Expense) Benefit

Our income tax benefit was RMB6.0 million (US$0.9 million) in 2015 compared with our income tax expense of RMB1.9 million in 2014. Our income tax benefit in 2015 was due to the reversal of valuation allowance for deferred tax assets and recognition of deferred tax assets relating to current year temporary differences.

Share of Loss in Equity Method Investment

Our share of loss in equity method investment was RMB10.2 million (US$1.6 million) in 2015 compared with nil in 2014. Our share of loss in equity method investment in 2015 was resulted from our investment in Automoney.

Net Income (Loss)

As a result of the foregoing, we derived net income of RMB22.6 million (US$3.5 million) in 2015, compared with our net loss of RMB59.8 million in 2014.

Net Loss Attributable to Ordinary Shareholders

Our net loss attributable to ordinary shareholders of decreased by 98.3% from RMB155.6 million in 2014 to RMB2.7 million (US$0.4 million) in 2015.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014.

Net Revenues

Our total net revenues increased by 4.1% from 1,521.8 million in 2013 to RMB1,584.4 million in 2014. Net revenue generated from product sales decreased by 6.9% while net revenues from services grew by 60.8%. The decrease in our net revenues generated from product sales was primarily due to the decrease in the sales of personal computer products in the electronics products category resulting from our adjustment in the mix of products for higher markups, partially offset by increases in sales of products in other categories. This adjustment is due to our strategy to focus on sales of products with higher markups and we believe that this will help improve our results of operations in the long term. The increase in our net revenues generated from services was because of the increases in the number of our brand partners and GMV of our existing brand partners.

Operating Expenses

Our operating expenses increased by 5.0% from RMB1,562.8 million in 2013 to RMB1,641.3 million in 2014. This increase was due to the increase in share-based compensation expenses from RMB11.5 million in 2013 to RMB85.0 million in 2014, significantly offset by the decrease in our cost of products.

Cost of Products. Our cost of products decreased by 12.8% from RMB1,245.8 million in 2013 to RMB1,086.1 million in 2014. Cost of products as a percentage of net revenues from product sales decreased from 97.7% in 2013 to 91.5% in 2014. The decrease was primarily due to the significant decrease in the sales of personal computer products, for which our markup is typically small.

Fulfillment Expenses. Our fulfillment expenses increased by 44.4% from RMB116.4 million in 2013 to RMB168.1 million in 2014. This increase was primarily due to the increase in GMV from RMB2,620.8 million in 2013 to RMB4,248.9 million in 2014 and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase in personnel cost and expenses attributable to picking and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to (i) an increase in the rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased, and (ii) an increase in personnel cost and expenses attributable to customer service resulting from the increase in the number of brand partners and online stores. The increase was also due to an increase in share- based compensation expenses.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 55.2% from RMB146.2 million in 2013 to RMB227.0 million in 2014. This increase was primarily due to an increase in promotion and marketing expenses from RMB56.1 million in 2013 to RMB114.8 million in 2014 resulting from the increase in our advertising expenditures on Tmall, as we engaged in more advertising activities to increase the GMV of stores operated by us and enhance the recognition of our Maikefeng platform. The increase in promotion and marketing expenses was also due to the hiring of more professionals and staff for our marketing team to enhance our digital marketing service to our brand partners. Our sales and marketing expenses increased also because the personnel cost and expenses attributable to online store operations increased due to the increase in the number of brand partners and online stores.

Technology and Content Expenses. Our technology and content expenses increased by 294.6% from RMB16.1 million in 2013 to RMB63.6 million in 2014. The increase was primarily due to an increase in share-based compensation expenses from RMB1.6 million in 2013 to RMB26.3 million in 2014, as we granted immediately vesting share options to our co-founder, director and chief operating officer, Mr. Junhua Wu, in August 2014. This increase was also due to the increase in the headcount of our technology employees from 167 as of December 31, 2013 to 195 as of December 31, 2014 to execute our technology related strategies of improving our technology platform and launch our IT services in Indonesia. The increase was also due to an increase in the expenses incurred for software and hardware maintenance.

General and Administrative Expenses. Our general and administrative expenses increased by 154.0% from RMB38.2 million in 2013 to RMB96.9 million in 2014. The increase was primarily due to an increase in share-based compensation expenses from RMB3.5 million in 2013 to RMB52.7 million in 2014, as, in August 2014, we granted immediately vesting share options to our co-founder, chief executive officer and director, Mr. Vincent Wenbin Qiu, and our co-founder and director, Mr. Michael Qingyu Zhang, which materially increased our general and administrative expenses. This increase was also due to (i) an increase in employee benefits, resulting from an increase in headcount of general and administrative employees and an increase in the salary level, (ii) an increase in depreciation and amortization resulting from leasehold improvements of our offices, and (iii) an increase in the rental and utility expenses for our offices, as we leased more office space.

Income (Loss) from Operations

As a result of the foregoing, we derived loss from operations of RMB56.9 million in 2014, compared with our loss from operations of RMB41.0 million in 2013.

•	Brand e-commerce segment. Loss from operations in our brand e-commerce segment decreased by 3.0% from RMB41.0 million in 2013 to RMB39.8 million in 2014.

•	Maikefeng segment. Loss from operations in our Maikefeng segment was RMB17.1 million in 2014, compared to nil in 2013 since we began serving consumers through our Maikefeng platform in March 2014.

Interest Income

Our interest income decreased from RMB4.6 million in 2013 to RMB3.2 million in 2014. This decrease was primarily due to the lower average cash balance we held in 2014.

Interest Expense

Our interest expense increased from RMB0.7 million in 2013 to RMB1.6 million in 2014. This increase was primarily due to a higher average short-term bank borrowings amount outstanding in 2014. In 2014, we drew down RMB160.0 million under short-term bank credit facilities, compared to RMB55.5 million in 2013, mainly for inventory procurements in preparation for the expected stronger sales on Singles Day. We have fully repaid the short-term borrowings by the end of 2014.

Net Loss

As a result of the foregoing, our net loss increased by 58.4% from RMB37.8 million in 2013 to RMB59.8 million in 2014.

Net Loss Attributable to Ordinary Shareholders

Our net loss attributable to ordinary shareholders increased by 56.9% from RMB99.2 million in 2013 to RMB155.6 million in 2014.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our initial public offering and private placements, and short-term bank borrowings. As of December 31, 2015, we had RMB787.3 million (US$121.5 million) in cash and cash equivalents and RMB48.1 million (US$7.4 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2015, we had one-year credit facilities for an aggregate amount of RMB400.0million (US$61.8 million) from three Chinese commercial banks. We had RMB351.2 million (US$54.2 million) available under these credit facilities as of December 31, 2015. As of December 31, 2015, we pledged cash of RMB22.9 million (US$3.5 million) to banks to secure RMB-denominated letters of guarantee issued to our suppliers by these banks for an aggregate maximum of RMB23.0 million (US$3.6 million) and Hong Kong dollar-denominated letters of guarantee for an aggregate maximum amount of HK$7.5 million (US$1.0 million). The terms of these letters of guarantee were within 6 to 9 months. We pledged cash of RMB22.0 million (US$3.4 million) to banks to secure RMB-denominated bank acceptance note to our suppliers by these banks for an aggregate maximum of RMB31.1 million (US$4.8 million).

We believe that our current levels of cash balances, cash flows from operations and existing credit facilities will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months. In addition, our cash flows from operations could be affected by our payment terms with our brand partners. Furthermore, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

Our accounts receivables mainly represent amounts due from customers and are recorded net of allowance for doubtful accounts. We generally grant a credit period of no more than two weeks to the customers of our products. We normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2013, 2014 and 2015, our accounts receivables amounted to RMB106.5 million, RMB229.5 million and RMB364.8 million (US$56.3 million), respectively. The increase in accounts receivables over these periods was due to the increase in our product sales and service volumes. Our accounts receivables turnover days were 20 days in 2013, 39 days in 2014 and 42 days in 2015. The increase in the turnover days from 2013 to 2014 was due to the increase in revenues generated from services which have a longer credit period than product sales. Accounts receivables turnover days remained stable in 2015 as compared with that in 2014. Accounts receivables turnover days for a given period are equal to the average accounts receivables balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Our inventories have increased significantly in recent periods, from RMB133.3 million as of December 31, 2013 to RMB243.0 million as of December 31, 2014, and further to RMB334.3 (US$51.6 million) as of December 31, 2015. Our inventory turnover days were 31 days in 2013, 63 days in 2014 and 61 days in 2015. The increase in our inventories from December 31, 2013 to December 31, 2014 and the increase in our inventories from December 31, 2014 to December 31, 2015 reflected the additional inventory required to support our substantially expanded sales volumes. Our inventory turnover days increased from December 31, 2013 to December 31, 2014 because of changes in our product mix and our higher level of product purchases based on preferential procurement terms. The slight decrease in our inventory turnover days from 2014 to 2015 reflected minor fluctuations in inventory turnover days typical in the ordinary course of our business. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the service fee model and consignment model for which we are responsible for payment collection. As of December 31, 2013, 2014 and 2015, our accounts payable amounted to RMB173.8 million, RMB300.0 million, and RMB457.5 million (US$70.6 million), respectively. The increase in accounts payable from December 31, 2013 to December 31, 2014 reflected a significant growth in our product sales volumes and scale of operations. The increase in accounts payable from December 31, 2014 to December 31, 2015 reflected significant growth in our scale of operations. Our accounts payable turnover days were 34 days in 2013, 80 days in 2014 and 80 days in 2015. The increase in the turnover days from 2013 to 2015 was mainly due to longer credit periods from our suppliers and brand partners as a result of, among others, the increase in our order volumes. Accounts payable turnover days in 2015 remained stable as compared with that in 2014. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Although we consolidate the results of our consolidated VIE, we only have access to cash balances or future earnings of our consolidated VIE through our contractual arrangements with it. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, subject to applicable restrictions under PRC foreign exchange laws and regulations, our wholly foreign-owned subsidiary in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated VIE only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our wholly owned subsidiary, Shanghai Baozun.”

Renminbi may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries and our consolidated VIE in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors, for example.

Our wholly foreign-owned subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contract with the consolidated VIE, as well as dividends it receives from its own subsidiaries, into foreign exchange and pay them to its non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with its articles of association and Chinese accounting standards and regulations. Our wholly foreign-owned subsidiary is required to set aside at least 10% of its after-tax profits after making up for previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(3,290)	(66,488)	2,202	341
Net cash used in investing activities	(63,481)	(30,545)	(126,949)	(19,598)
Net cash (used in) provided by financing activities	(48,774)	151,104	687,743	106,169
Net (decrease) increase in cash and cash equivalents	(115,545)	54,071	562,996	86,912
Cash and cash equivalents, beginning of year	270,077	154,156	206,391	31,861
Effect of exchange rate changes	(376)	(1,836)	17,870	2,758
Cash and cash equivalents, end of year	154,156	206,391	787,257	121,531

Operating Activities

Net cash provided by operating activities in 2015 was RMB2.2 million (US$0.3 million) and primarily consisted of net income of RMB22.6 million (US$3.5 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB25.2 million (US$3.9 million) of share-based compensation expenses, RMB23.1 million (US$3.6 million) of depreciation and amortization expenses, RMB21.1 million (US$3.3 million) of inventory write-down, and RMB10.2 million (US$1.6 million) of share of loss in equity method investment, partially offset by RMB9.7 million (US$1.5 million) of gain on disposal of investment, and deferred income tax of RMB13.8 million (US$2.1 million). In 2015, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts payable of RMB170.5 million (US$26.3 million), an increase in accrued expenses and other current liabilities of RMB82.5 million (US$12.7 million), and a decrease in advances to suppliers of RMB15.1 million (US$2.3 million), partially offset by an increase in accounts receivable of RMB135.5 million (US$20.9 million), an increase in inventories of RMB112.5 million (US$17.4 million), an increase in prepayments and other current assets of RMB70.8 million (US$10.9 million), and an increase in amounts due from related parties of RMB22.4 million (US$3.5 million). Our accounts payable increased due to the growth of our business. Our accrued expenses and other current liabilities increased primarily due to i) an increase in amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace after Maikefeng open to third party merchants; ii) increases in logistics, marketing and salary expenses payable as a result of business growth. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales on Singles Day in the fourth quarter in 2015. The increase in our inventories was due to the growth of our business. The increase in our prepayments and other current assets was primarily due to an increase in rebates earned and receivable from suppliers upon reaching purchase thresholds.

Net cash used in operating activities in 2014 was RMB66.5 million and primarily consisted of net loss of RMB59.8 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB85.0 million of share-based compensation expenses, RMB13.3 million of depreciation and amortization expenses and RMB12.5 million of inventory write-down. In 2014, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts payable of RMB126.6 million, an increase in accrued expenses and other current liabilities of RMB16.0 million and an increase in note payable of RMB17.0 million, partially offset by an increase in accounts receivable of RMB123.5 million, an increase in inventories of RMB122.1 million, an increase in prepayments and other current assets of RMB16.9 million and an increase in advances to suppliers of RMB10.7 million. Our accounts payable increased because we extended payment dates of certain payables from 2013 to 2014 to better use our cash. The increase in our inventories was due to the growth of our business and the purchase of more products to prepare for the expected stronger promotional sales on Singles Day in 2014. The increase in our accounts receivable was due to the increase in revenues generated from services which have a longer credit period, compared with revenues generated from product sales. Advances to suppliers increased because we purchased more products to prepare for the expected stronger sales during the Singles Day promotion in 2014.

Net cash used in operating activities in 2013 was RMB3.3 million and primarily consisted of net loss of RMB37.8 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash item primarily included RMB11.5 million of share-based compensation expense, RMB12.0 million of write-down of inventories and RMB7.2 million of depreciation and amortization expenses. In 2013, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts payable of RMB116.8 million and an increase in accrued expenses and other current liabilities of RMB24.2 million, partially offset by an increase in inventories of RMB72.9 million and an increase in accounts receivable of RMB51.1 million. The increases in our accounts payable and accounts receivable were due to the growth of our business. The increase in our inventories was due to the growth of our business and our expansion into certain general merchandise product categories with lower inventory turnover rates.

Investing Activities

Net cash used in investing activities was approximately RMB126.9 million (US$19.6 million) in 2015, primarily for purchase of short-term investment, and purchase of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvement, addition of intangible assets due to cost incurred for internal development of software, and investment in cost method investees, which were partially offset by proceeds received from partial disposal of an equity method investee, Automoney.

Net cash used in investing activities was approximately RMB30.5 million in 2014, primarily for purchase of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvement, and addition of intangible assets due to cost incurred for internal development of software.

Net cash used in investing activities was approximately RMB63.5 million in 2013, consisting primarily of an increase in restricted cash, which includes cash pledged to banks to secure the letters of guarantee issued by banks to obtain credit terms for purchase of products, and purchases of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvement. As of December 31, 2013, we pledged cash of RMB36.0 million to banks to secure letters of guarantee issued to our suppliers by these banks for an aggregate maximum amount of RMB36.0 million, all of which were issued. The terms of these letters of guarantee were within 3 to 18 months.

Financing Activities

Net cash provided by financing activities was RMB687.7 million (US$106.2 million) in 2015, primarily due to proceeds from issuance of ordinary shares upon initial public offering in May 2015 of RMB784.4 million (US$121.1 million), partially offset by payment of initial public offering costs of RMB77.3 million (US$11.9 million) and repurchase of ordinary shares of RMB19.5 million (US$3.0 million).

Net cash provided by financing activities was RMB151.1 million in 2014, primarily due to proceeds from short-term borrowings of RMB160.0 million, proceeds from the issuance of convertible redeemable preferred shares of RMB145.7 million and proceeds from amounts due to investors related to the reorganization in January 2014 of RMB68.9 million, partially offset by repayments of short-term borrowings of RMB160.0 million and repayment of amounts due to investors related to the reorganization in January 2014 of RMB61.5 million.

Net cash used in financing activities was RMB48.8 million in 2013, primarily due to the repayment of short-term bank loans of RMB104.3 million and the repayment of amounts due to related parties of RMB12.0 million. These amounts were partially offset by proceeds from short-term bank loans of RMB55.5 million and proceeds from issuance of convertible redeemable preferred shares of RMB12.0 million.

Capital Expenditures

We had capital expenditures of RMB21.9 million, RMB29.1 million and RMB58.4 million (US$9.0 million) for 2013, 2014 and 2015, respectively. Our capital expenditures were used primarily for (i) the purchase of computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, and (iii) cost incurred for internal development of software. Actual future capital expenditures may differ from the amounts indicated above.

Our capital expenditures currently in progress are used primarily for the development of our internal software system for customer management and retail operations in order to meet our brand partners’ requirements. We rely on our internal sources in financing these capital expenditures, and currently have no capital commitment.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with its articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2015, the amount restricted, including paid-in capital and statutory reserve funds, was RMB403.2 million. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 1.3% and 3.6% of our net revenues for the years ended December 31, 2014 and 2015, respectively.

C.	Research and Development, Patents and Licenses, etc.

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems and enhancing the capability of our Business Intelligence software. We employed 266 IT professionals to design, develop and operate our technology platform as of December 31, 2015.

Our research and development expenses were the same as technology and content expense in 2013, 2014 and 2015, respectively, accounting for 1.1%, 4.0% and 2.3% of our total revenues during those periods, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2015, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2015:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	370.4	57.2	59.4	9.2	96.7	14.9	88.0	13.6	126.4	19.5

G.	Safe Harbor

This report contains forward-looking statements within the meaning of section 27A of the Securities Act, and section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Vincent Wenbin Qiu	48	Director and Chief Executive Officer
Junhua Wu	37	Director and Chief Operating Officer
Satoshi Okada	57	Director
Qian Wu	42	Director
David McKee Hand	42	Independent Director
Yiu Pong Chan	43	Independent Director
Bin Yu	46	Independent Director
Beck Zhaoming Chen	33	Chief Financial Officer
Tony Yongjun Wu	51	Chief Technology Officer
Vicky Yumin Lu	51	Senior Vice president
Aaron Kwok Yuen Lung	51	Vice president
Rose Yuanyuan Wang	35	Vice president

Mr. Vincent Wenbin Qiu is one of our co-founders. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies invested by us, including Shanghai Mingchuan Information Technology Limited, a software and information technology service company traded in the New Third Board in PRC. Prior to founding our company, Mr. Qiu founded Shanghai Erry Network Technology Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from 2000 to 2007. From 1992 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (China) Limited, HP China Co., Ltd. and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor’s degree in electronic engineering from Tsinghua University in 1992.

Mr. Junhua Wu is one of our co-founders and has served as our chief operating officer since the founding of our business in 2007 and as our director since 2012. He primarily supervises our information technology, customer service and business development departments, as well as our official brand store business. From 2001 to 2006, Mr. Wu served as director of the professional service department at Shanghai Erry. From 2000 to 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China. Mr. Wu graduated from Shanghai Jiao Tong University where he studied computer science in 2000.

Mr. Satoshi Okada has served as a member on our board since October 2014. Since 2008, Mr. Okada has also served as director and chief operation officer at Alibaba.com Japan. Prior to that, Mr. Okada had held various management positions within the Softbank Corp. group since 2000. He also served as director at Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from 2001 to 2005 and DeeCorp Limited, a software company, from 2005 to 2007.

Ms. Qian Wu has served as a member of our board since April 2015. Ms. Wu joined Alibaba Group in August 2007 as senior director of Yahoo China, focusing on business development, product development, website and content channel management, online searches and e-mail services. Mr. Wu currently also serves as a director of several private companies. From 2009 to 2015 she served in various leadership roles in Alibaba Group, including head of Koubei Beijing, senior director of Tmall international business development and Tmall Merchants management, general manager of O2O business and general manager of Cross Board B2C business. Prior to joining Alibaba Group, she had worked for almost 10 years in SOHU.com as one of the founding members. Ms. Wu has more than 15 years’ management experience and is specialized in business development, marketing, new business initiatives and corporate management. Ms. Wu holds a bachelor’s degree in economics from Shanghai University of Financial and Economics in China and a joint master’s degree in business administration from Peking University and Fordham Business School in New York.

Mr. David McKee Hand has served as a member of our board since 2011. Mr. Hand is a founder and managing partner of Crescent Point, a private equity investment firm dual-headquartered in Singapore and Shanghai with an investment focus in Asia. He serves or has served on the boards of directors of several publicly and privately held companies, including Asia Venture Holdings Pte. Ltd., the holding company for the Viva Generik pharmacy chain in Indonesia; Aussie Farmers Holding Company Pty Ltd, the holding company for the largest online-only grocery business in Australia; Carmen Copper Corporation, a copper mining company based in the Philippines; Masterskill (Cayman) Limited which, through its subsidiaries, operates tertiary level education facilities across Malaysia; Tudou Holdings Limited, a leading Chinese online video company; and Wego Pte. Ltd., a Singapore- based pan-Asian travel metasearch company. Prior to founding Crescent Point, Mr. Hand worked at Morgan Stanley in New York and Singapore. Mr. Hand holds a bachelor’s degree in economics from Yale University and an M.B.A. from the Harvard Business School.

Mr. Yiu Pong Chan has served as our independent director since May 2015. Since September 2012, Mr. Chan has served as an executive director and from January 2014 as a managing director at L Capital Asia Advisors, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan is also a non-exective director at Dr.Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea. From August 2006 to June 2011, Mr. Chan was a director and served as head of the China office at investment fund Crescent Point Advisors Pte Ltd. From June 2002 to June 2006, Mr. Chan was a director at the Taiwan office of Lone Star Asia-Pacific Ltd. Mr. Chan holds a master’s degree in finance with first-class honor and a bachelor’s degree in economics and finance from the University of Auckland.

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu has been an independent director and the audit committee chair of iDreamsky Technology Limited (NASDAQ: DSKY), an independent mobile game publishing company in China, since July 2014. Ms. Yu has also been an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China, since June 2014. In addition, Ms. Yu has served as chief financial officer of Innolight Technology (Suzhou) Ltd., a high-speed optical transceiver supplier in China, since January 2015. Ms. Yu was a director and the chief financial officer of Star China Media Limited, a company engaging in entertainment TV programs business, from December 2013 and May 2013, respectively, to December 2014, where she is responsible for corporate finance, legal, investor relations and financial management. From August 2012 to April 2013, she was the senior vice president of Youku Tudou Inc. (NYSE: YOKU), an Internet television company in China and was in charge of the company’s investment in content production, merger and acquisition and strategic investment. Respectively from January 2012 to April 2013 and from July 2010 to December 2011, Ms. Yu served as the chief financial officer and the vice president of finance of Tudou Holdings Limited, a company engaging in Internet television business, where she oversaw the management of the company’s finance, legal, public relationship and investor relationship departments. Prior to that, from September 1999 to July 2010, she worked at KPMG and was promoted to senior manager of KPMG Greater China region, where she was responsible for financial statements auditing and China-based private entities’ listing overseas. Ms. Yu obtained a master’s degree in accounting and education from the University of Toledo in the United States in May 1998 and August 1998, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Beck Zhaoming Chen has served as our chief financial officer and had held a number of positions, such as vice president and finance director, since joining us in 2012. Prior to joining us, Mr. Chen was the finance controller at LaShou Group Inc., a leading online social commerce company in China from 2011 to 2012. From 2004 to 2011, Mr. Chen worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP as an audit manager for a number of multinational technology and retail companies. Mr. Chen obtained his bachelor’s degree in economics from Fudan University in 2004. Mr. Chen is a qualified accountant of the Chinese Institute of Certified Public Accountants and a CFA charterholder.

Mr. Tony Yongjun Wu has served as our chief technology officer since November 2015. Mr. Wu was previously our Vice President in charge of information technology. Prior to joining us, Mr. Wu served at Rovi Corporation as vice president of China operations from April 2011 to April 2014, where he was leading the China R&D operations to develop Rovi’s entertainment store, professional encoding and authoring, cloud-based metadata and TV guide. From 2006 to 2011, Mr. Wu worked as vice president and general manager of China R&D in Sonic Solutions Inc. Before that, Mr. Wu served at Xerox Corporation and Fuji Xerox Co., Ltd. from 1998 to 2006, leading the setup and management of Xerox Shanghai Software Center and Fuji Xerox Executive Printing Innovation Center. Prior to joining Xerox, Mr. Wu served as marketing manager of Sun Microsystems Inc. from 1996 to1998, as technical support lead of Silicon Graphics Inc. from 1992 to 1996 and as faculty in Shanghai Jiao Tong University from 1989 to1992, respectively. Mr. Wu received his bachelor’s degree in precision instruments and master’s degree in computer applications from Shanghai Jiao Tong University.

Ms. Vicky Yumin Lu has served as our senior vice president for our fashion-related categories since August 2014. Prior to joining us, Ms. Lu served as vice president at Bobbi Brown Professional Cosmetics Inc. from 2011 to 2013. From 2005 to 2011, she worked as managing director of Estée Lauder Companies in Taiwan, and was a general manager at Estée Lauder Inc. Taiwan from 1999 to 2005. She also held brand management-related roles at a number of luxury fashion brand companies, including Bally Shoe Factories Ltd in Hong Kong and DFS Group Limited from 1990 to 1999. Ms. Lu received her bachelor’s degree from National Chengchi University in Taiwan in 1986 and associate bachelor’s degree in fashion buying and merchandising from Fashion Institute of Technology in New York in 1989.

Mr. Aaron Kwok Yuen Lung has served as vice president of our home appliances and digital products business since joining us in October 2014. Prior to joining us, Mr. Kwok was a director at Beijing VastSmart Trading Co., Ltd from 2012 to 2014. From 2011 to 2012, Mr. Kwok served as deputy vice general manager in charge of sales and marketing at Beko Electronics Appliances (China) Co., Ltd. From 2003 to 2011, Mr. Kwok worked as sales director and commercial general manager of IT displays and Accessories of Philips (China) Investment Co., Ltd. From 1989 to 2003, Mr. Kwok held various managerial positions in several IT companies, including Beijing Dyne Lihe Sci-Tech Development Co., Ltd. and Creative Technology Limited. Mr. Kwok received his bachelor’s degree in computer science from Fudan University in 1989.

Ms. Rose Yuanyuan Wang has served as our vice president for our beauty and luxury categories since January 2016. Prior to joining us, Ms. Wang founded her e-commerce company in 2014, which provided brands mobile solution in the China market. From 2008 to 2014, she co-founded ihush.com, a China-based flash sales platform, in Shanghai and worked as its vice president of brand division. From 2002 to 2008, she held merchandising and operation management-related roles at a number of luxury fashion brand companies, including Gucci Group and Miss Sixty China. Ms. Wang received her bachelor's degree from Zhongshan University in China in 2002.

B.	Compensation

In 2015, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB8.2 million (US$1.3 million) to our directors and executive officers as a group and granted options to purchase an aggregate of 1,536,667 Class A ordinary shares and 880,000 restricted share units to our directors and executive officers.

We have neither set aside nor accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.

Share Incentive Plans

The following summarizes, as of the date of this annual report, options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business.

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan, under which Shanghai Baozun granted share-based incentive awards to employees, officers, director and individual consultants of Shanghai Baozun. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares which may be issued pursuant to all awards under the 2014 Plan is 20,331,467. As of the date of this annual report, the number of shares which may be issued pursuant to all outstanding options under the 2014 Plan is 15,465,190.

On May 5, 2015, we adopted our 2015 Share Incentive Plan, or the 2015 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan is 4,400,000 initially. Effective from January 1, 2016, the number of shares reserved for future issuances under the 2015 Plan has increased to 2% of the then total issued and outstanding shares, i.e., 3,029,427. The shares that may be issued pursuant to the awards under the 2015 Plan are Class A ordinary shares. As of the date of this annual report, we have granted 5,059,287 awards under the 2015 Plan.

Types of Awards. The 2014 Plan and the 2015 Plan permit the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration. Our board of directors will administer the 2014 Plan and the 2015 Plan, and may delegate its administrative authority to a committee of one or more members of the board or the chief executive officer of the Company, subject to certain restrictions. Among other things, the board of directors will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The administrator of the 2014 Plan and the 2015 Plan has the power and discretion to cancel, forfeit or surrender an outstanding award under the 2014 Plan and the 2015 Plan, respectively.

Award Agreements. Options and other awards granted under the 2014 Plan and the 2015 Plan will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to the employees, consultants rendering bona fide services to us or our affiliated entities designated by our board, as well as our non-employee directors, provided that awards cannot be granted to consultants or non- employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

Term of the Option and Stock Appreciation Rights. The term of each option and stock appreciation rights granted will not exceed ten years, and the board of directors may extend the term subject to certain limitation under relevant applicable regulations.

Acceleration of Awards upon Corporate Transactions. The board of directors may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule. In general, the board of directors determines the vesting schedules.

Amendment and Termination. The board of directors may at any time amend, modify or terminate the 2014 Plan or the 2015 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2014 Plan and under the 2015 Plan, or to permit the board of directors to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2014 Plan or the 2015 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2014 Plan and the 2015 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2014 Plan and the 2015 Plan, respectively.

The following table summarizes, as of the date of March 31, 2016, options that we granted to our directors and executive officers and to other individuals as a group under our 2014 Plan.

Name	Ordinary shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	2,255,801	0.0136	1/30/2010	1/29/2020
			2/1/2012	1/31/2022
			6/28/2013	6/27/2023
			8/29/2014	8/28/2024
	279,679	1.5	2/6/2015	2/5/2025
Junhua Wu	2,218,507	0.0136	1/30/2010	1/29/2020
			2/1/2012	1/31/2022
			6/28/2013	6/27/2023
			8/29/2014	8/28/2024
	279,679	1.5	2/6/2015	2/5/2025
Yiu Pong Chan	*	0.0001	5/20/2015	5/19/2025
Bin Yu	*	0.0001	5/20/2015	5/19/2025
Beck Zhaoming Chen	*	0.0136	6/28/2013	6/27/2023
			8/29/2014	8/28/2024
		1.5	2/6/2015	2/5/2025
Tony Yongjun Wu	*	1.5	2/6/2015	2/5/2025
Vicky Yumin Lu	*	0.0136	8/29/2014	8/28/2024
Aaron Kwok Yuen Lung	*	0	2/6/2015	2/5/2025
Other individuals as a group	8,703,721	0.0136; 1.5; 2.8679	various**	various***

*              Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

**            From January 30, 2010 to February 6, 2015.

***          From January 29, 2020 to February 5, 2025.

The following table summarizes, as of the date of March 31, 2016, restricted share units that we granted to our directors, executive officers and other individuals under our 2015 Plan.

Name	Restricted Share Unit	Date of Grant	Date of Expiration

Vincent Wenbin Qiu	250,000	12/31/2015	12/30/2025
Junhua Wu	160,000	12/31/2015	12/30/2025
Beck Zhaoming Chen	*	12/31/2015	12/30/2025
Tony Yongjun Wu	*	12/31/2015	12/30/2025
Aaron Kwok Yuen Lung	*	12/31/2015	12/30/2025
Rose Yuanyuan Wang	*	12/31/2015	12/30/2025
Other individuals as a group	3,766,257	various**	various***

*              Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

**            From August 14, 2015 to March 4, 2016.

***          From August 13, 2025 to March 3, 2026.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

Committee of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. All members of our audit committee shall satisfy the “independence” requirements of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act by the end of the one year transition period of companies following an initial public offering. Each committee’s members and functions are described below. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Junhua Wu. Ms. Bin Yu is the chairman of our audit committee. Ms. Bin Yu is the audit committee financial expert. We have determined that Ms. Bin Yu and Mr. Yiu Pong Chan satisfy the “independence” requirements of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our independent registered public accounting firms;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Mr. David McKee Hand, Mr. Yiu Pong Chan and Ms. Bin Yu. Mr. David McKee Hand is the chairman of our compensation committee. We have determined that Mr. David McKee Hand, Mr. Yiu Pong Chan and Ms. Bin Yu satisfy the “independence” requirements of NASDAQ Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Vincent Wenbin Qiu, Mr. Yiu Pong Chan and Ms. Bin Yu. Mr. Vincent Wenbin Qiu is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Yiu Pong Chan and Ms. Bin Yu satisfy the “independence” requirements of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a three-year period. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to serious or persistent breach or non-observance of the employment terms or a conviction of a criminal offense. An executive officer may terminate his/her employment at any time with one-month prior written notice. Furthermore, we may terminate the employment at any time without cause upon advance written notice and certain amount of compensation payment.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company. In addition, the majority of our executive officers have agreed to be bound by non-competition restrictions which are set forth in his or her employment agreement.

Indemnification

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.	Employees

As of December 31, 2015, we had 2,496 full-time employees. We had a total of 1,302 and 1,580 full-time employees as of December 31, 2013 and 2014, respectively. The following table provides a breakdown of our employees as of December 31, 2015 by function:

Function	Number
Front-end[1]	1,619
Fulfillment	392
Information technology	266
Back-end[2]	219
Total	2,496

(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.

(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

Our success depends on our ability to attract, retain and motivate qualified personnel. Our senior management team consists of members that possess overseas or top-tier education background, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connects well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services.

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. We have established procedure and selective standards in recruiting capable employees through various channels, including internal referral, job boards, on campus interview, job fair and recruiting agent.

We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality. Our orientation program covers such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job trainings include training of business English and business presentation, management training camp for junior managers and customer service agent career development program. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 148,527,064 ordinary shares (including 135,226,326 Class A ordinary shares, excluding the 17,248,248 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2016.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2016
Name	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:
Vincent Wenbin Qiu(1)	2,323,658	9,410,369	7.8	35.6
Junhua Wu(2)	2,256,812	3,890,369	4.1	15.2
Satoshi Okada(3)	20,029,611	—	13.5	7.5
Qian Wu(4)	26,469,422	—	17.8	9.9
David McKee Hand(5)	26,091,863	—	17.6	9.7
Yiu Pong Chan(6)	*	—	*	*
Bin Yu(7)	*	—	*	*
Beck Zhaoming Chen(8)	*	—	*	*
Tony Yongjun Wu(9	*	—	*	*
Vicky Yumin Lu(10)	*	—	*	*
Aaron Kwok Yuen Lung(11)	*	—	*	*
Rose Yuanyuan Wang	—	—	—	—
All our Directors and Executive Officers as a group(12)	77,661,798	13,300,738	59.2	77.1
Principal Shareholders:
Alibaba Investment Limited(13)	26,469,422	—	17.8	9.9
Crescent Castle Holdings Ltd(14)	26,091,863	—	17.6	9.7
Tsubasa Corporation(15)	20,029,611	—	13.5	7.5
Jesvinco Holdings Limited(16)	4	9,410,369	6.3	35.1
GS Entities(17)	11,066,989	—	7.5	4.1
Casvendino Holdings Limited(18)	—	3,890,369	2.6	14.5

*	Less than 1%
**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(1)	Represents four Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, and 2,323,654 Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Qiu.
(2)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 2,256,812 Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wu.
(3)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp. Mr. Okada was appointed by Tsubasa Corporation as our director. The business address of Mr. Okada is c/o Tsubasa Corporation, 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.
(4)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. Ms. Wu was appointed by Alibaba Investment Limited as our director. The business address for Ms. Wu is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay Hong Kong. Ms. Wu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.
(5)	Represents 26,091,863 Class A ordinary shares held by Crescent Castle Holdings Ltd. Crescent Castle Holdings Ltd. is a limited liability company incorporated in the Cayman Islands. Crescent Peak II Investments Ltd.which has the sole voting power and investment power over the shares held by Crescent Castle Holdings Ltd., is ultimately controlled by Mr. David M. Hand and Mr. Richard T. Scanlon. The business address of Mr. Hand is c/o One Temasek Avenue, #20-01 Millenia Tower Singapore 039192.
(6)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Chan.
(7)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Ms. Yu.
(8)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Chen.
(9)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wu.
(10)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Ms. Lu.
(11)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Kwok.
(12)	Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options within 60 days of the date of this Annual Report held by all of our directors and executive officers as a group.
(13)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. The registered address for Alibaba Investment Limited is Trident Chambers, P. O. Box 146, Road Town, Tortola, British Virgin Islands.
(14)	Represents 26,091,863 Class A ordinary shares held by Crescent Castle Holdings Ltd, a company incorporated in Cayman Islands. Crescent Peak II Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent Castle Holdings Ltd., is ultimately controlled by Mr. David M. Hand and Mr. Richard T. Scanlon. The registered address for Crescent Castle Holdings Ltd is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(15)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company incorporated in the Federated States of Micronesia and wholly owned by Softbank Group Corp. The registered address for Tsubasa Corporation is 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia.
(16)	Represents four Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is NovaSage Chambers, PO Box 4389, Road Town, Tortola, British Virgin Islands.

(17)	Represents 11,066,989 Class A ordinary shares held by GS entities. Information regarding beneficial ownership is reported as of December 31, 2015, based on the information contained in the Schedule 13G filed by Goldman Sachs Asset Management, L.P. with the SEC on February 12, 2016. The address for Goldman Sachs Asset Management, L.P. is 200 West Street, New York, NY 10282.
(18)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is NovaSage Chambers, PO Box 4389, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2016, a total of 64,143,314 Class A ordinary shares are held by two record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation—Share Incentive Plans.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Shanghai Zunyi and its Shareholders

Foreign ownership of value-added telecommunications businesses requires an operation license for value-added telecommunications business, which we refer to as an ICP license, and is subject to restrictions under current PRC laws and regulations. Due to these restrictions, we operate our relevant business through contractual arrangements between our wholly owned subsidiary, Shanghai Baozun, our VIE, Shanghai Zunyi, and the shareholders of Shanghai Zunyi. For a description of these contractual arrangements, see “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders.”

Shareholders’ Agreement

Pursuant to our amended and restated shareholders’ agreement entered into on October 29, 2014 (as amended on December 11, 2014), we granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or to be issued upon conversion of our convertible redeemable preferred shares, ordinary shares issued or issuable as a dividend or other distribution therefor. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 10% of registrable securities then outstanding have the right to demand in writing, at any time after six months following the completion of our initial public offering that we file a registration statement to register their registrable securities. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve month period and cannot register any other shares during such 90 days period. Further, the underwriters of any underwritten offering may reduce up to 70% of shares having registration rights to be included in the registration statement if they determine that marketing factors require such a limitation.

Form S-3 or Form F-3 Registration Rights. Holders of our registrable securities have the right to request that we file a registration statement on Form F-3 or Form S-3. We have the right to defer filing of a registration statement on Form F-3 or Form S-3 for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve month period and cannot register any other shares during such 90 days period. Further, the underwriters of any underwritten offering may reduce up to 70% of shares having registration rights to be included in the registration statement if they determine that marketing factors require such a limitation.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to a demand registration right or an S-3 or F-3 registration statement, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities.

Expenses of Registration. All registration expenses incurred in connection with any demand, piggyback or Form F-3 or Form S-3 registration, other than any underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to this agreement, will be borne by us.

Transactions with Alibaba

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, display marketing services and logistic services. In 2013, 2014 and 2015, we paid Alibaba Group service fees of RMB55.9 million, RMB70.7 million and RMB143.5 million (US$22.1 million), respectively.

We provide promotion service to Alibaba Group when it implements promotional campaigns in stores on the Tmall platform operated by us. In 2013, we generated promotion service fees of RMB12.7 million from Alibaba Group. In 2014 and 2015, we did not generate any promotion service fees from Alibaba Group.

As of December 31, 2015, amounts due from Alibaba Group are RMB18.7 million (US$2.9 million), representing receivables to be collected from Alibaba Group for promotion services provided by us and deposits paid.

Transactions with Ahead (Shanghai) Trade Co., Ltd.

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. In 2014 and 2015, after it had become one of our related parties, we paid or accrued commission fees of RMB0.5 million and RMB 1.1 million (US$0.2 million) to and received or accrued services revenue of RMB0.6 million and RMB7.9 million (US$1.2 million) from Ahead.

As of December 31, 2015, amounts due from Ahead are RMB18.9 million (US$2.9 million), representing receivables to be collected from Ahead for services provided by us and amounts to be collected by Ahead on behalf of us. The balance is interest free and settleable on demand.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Please see “Item 18. Financial Statements”. Other than as disclosed elsewhere in this annual report, no significant changes have occurred since the date of our annual financial statements.

Legal Proceedings

As of December 31, 2015, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Dividends distributed by Shanghai Baozun, our major PRC subsidiary, to us is subject to PRC taxes. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable after-tax profits, if any, determined in accordance with their respective articles of association and Chinese accounting standards and regulations. “Item 3. Key Information— D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs have been quoted on The NASDAQ Global Select Market under the symbol “BZUN” since May 21, 2015. Each ADS represents three Class A ordinary shares. On April 7, 2016, the last reported sale price of our ADSs on the NASDAQ Global Select Market was US$6.16.

The table below sets forth, for the periods indicated, the highest and lowest trading prices on The NASDAQ Global Select Market for our ADSs representing Class A ordinary shares.

	High	Low
2015	14.77	4.00
Third Quarter 2015	10.60	4.00
Fourth Quarter 2015	9.89	4.50
October 2015	8.65	4.50
November 2015	9.89	6.05
December 2015	9.00	7.37
2016	7.88	4.83
January 2016	7.88	5.91
February 2016	6.65	4.83
March 2016	6.30	5.35
April 2016 (through April 7, 2016)	6.28	5.62

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs are listed on The NASDAQ Global Select Market since May 21, 2015 under the symbol “BZUN”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation. According to our fourth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.

The following are summaries of material terms and provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. These summaries are not complete, and you should read the forms of our memorandum and articles of association, which was filed as exhibits to our registration statement on Form F-1.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Registered Office

Our registered office in the Cayman Islands is located at the offices of Novasage Incorporations (Cayman) Limited, at Floor 4, Willow House, Cricket Square, P.O. Box 2582, Grand Cayman KY1-1103, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

As of the date of this annual report, our authorized share capital is US$50,000 divided into 500,000,000 shares comprising of 470,000,000 Class A ordinary shares with a par value of US$0.0001 each and 30,000,000 Class B ordinary shares with a par value of US$0.0001 each.

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting rights and conversion rights.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the fourth amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our fourth amended and restated articles of association.

Voting Rights. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, on a poll each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy with a right to attend and vote at the meeting.

A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company. An annual general meeting may be held in each year. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative or upon a request to the directors by shareholders holding in the aggregate not less than ten percent of our voting share capital. Advance notice of at least 10 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any unissued shares.

Transfer of Shares. Subject to the restrictions of our fourth amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares concerned are free of any lien in favor of us; or (f) a fee of such maximum sum as the NASDAQ Global Select Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; and

•	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our fourth amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our fourth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

•	designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Differences in Corporate Law

The Companies Law is modeled after companies law statutes of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after making the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fourth amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated articles allow our shareholders holding in the aggregate not less than one- third of the aggregate number of votes attaching to all issued and outstanding shares of our company to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fourth amended and restated articles of association provides that we may in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our fourth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our fourth amended and restated memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

Not applicable.

D. Exchange Controls

Foreign Currency Exchange

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange and Dividend Distribution Foreign Exchange Regulation.”

Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by wholly foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Wholly Foreign-owned Enterprise Law and its implementation regulations.

Under these laws, rules and regulations, wholly foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of such reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

PRC Tax

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises substantial and overall control and management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of Baozun Inc. and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Baozun Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Baozun Inc. meets all of the conditions above. Baozun Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets and its records (including the resolutions and meeting minutes of its board of directors and the resolutions and meeting minutes of its shareholders) are located and maintained outside the PRC. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

The implementation rules of the Enterprise Income Tax Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the Enterprise Income Tax Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders which are non-resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, such dividends and gains we pay to our overseas shareholders or ADS holders who are non-resident individuals may be subject to PRC individual income tax at a rate of 20%, unless any such non-resident individuals’ jurisdiction has a tax treaty or arrangement with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Although it appears that Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of Bulletin 7 and we and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under Bulletin 7 and we may be required to spend valuable resources to comply with Bulletin 7 or to establish that we should not be taxed under Bulletin 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax law.”

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADSs or ordinary shares, but does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate, gift, or other non-income tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary U.S. Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could result in tax consequences different from those described below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of the ADSs or ordinary shares.

This discussion is limited to U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	persons who own or are deemed to own 10% or more of our voting stock;

•	persons subject to the alternative minimum tax;

•	persons holding our ADSs or ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons whose “functional currency” is not the U.S. dollar;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	corporations that have elected to be taxed as “S corporations” under Subchapter S of Chapter 1 of the Code (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our ADSs or ordinary shares under the constructive sale provisions of the Code;

•	persons who hold or receive our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“real estate investment trusts”;

•	“regulated investment companies”; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSS OR ORDINARY SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary jurisdiction of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, withdrawals of the underlying ordinary shares in exchange for the ADSs generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of a depositary share and the issuer of the security underlying the depositary share may be taking actions that are inconsistent with the beneficial ownership of the underlying security (which may include, for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes, or the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders (discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions we make to you with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of certain dividends received from U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if it would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends received may be subject to a reduced rate of U.S. federal income tax applicable to “qualified dividend income,” provided that (1) either (a) our ADSs or ordinary shares, with respect to which the dividends are paid, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year (discussed below), and (3) the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Under IRS authority, common or ordinary shares, or depositary shares representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, as we expect our ADSs (but not our ordinary shares) will be. If we are treated as a “resident enterprise” for PRC tax purposes (see “—PRC Tax”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any dividends we pay with respect to the ADSs or ordinary shares will constitute foreign source income for U.S. federal income tax purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “—PRC Tax”), the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” below, the gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares and the composition of our income and assets, we believe we were not a passive foreign investment company, or “PFIC” for U.S. federal income tax purposes for our taxable year ended December 31, 2015, and we do not expect to become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs and ordinary shares, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2015 or any subsequent years.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

In applying these tests, a foreign corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. Passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

If a foreign corporation is treated as a PFIC for any year during a shareholder’s holding period in its shares, the corporation generally will continue to be treated as a PFIC with respect to that shareholder for all succeeding years during which it holds its shares.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares. In general, these special rules will cause your “excess distribution” or gain to be taxed to you as ordinary income. In addition, an interest charge generally will apply. This will likely result in your having to pay more U.S. federal income tax on the distribution, or gain, than you would under the rules described in the sections above. Specifically, distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The PFIC rules provide for certain elections that can, in certain circumstances, alter the tax consequences of PFIC status as generally described above, thereby mitigating the adverse tax consequences that generally apply under the PFIC rules as described above. One such election, the “qualified electing fund” or “QEF” election, allows you to include in income your share of the corporation’s income on a current basis and it requires (among other things) that the U.S. Holder include with its U.S. federal income tax return a “PFIC Annual Information Statement” provided by the foreign corporation and disclosing to the U.S. Holder its pro rata share of the corporation’s “ordinary earnings” and “net capital gain” as determined under U.S. federal income tax principles. A QEF election also can, in certain circumstances, cause the “excess distribution” regime described above not to apply, generally resulting in more favorable tax consequences upon receipt of PFIC distributions or the recognition of gain on sale of PFIC shares (or ADSs). However, we do not intend to calculate our “ordinary earnings” or “net capital gain,” nor do we intend to supply U.S. Holders with the required “PFIC Annual Information Statement.” Therefore, it generally will not be possible for you to make a QEF election if we are, or if we become, a PFIC.

A different election, the “mark-to-market” election could be available if our shares are considered “marketable stock” as defined under applicable U.S. Treasury Regulations. Under the mark-to-market election, a U.S. Holder generally would take into account each year, as ordinary income, the appreciation in our stock value from the beginning to the end of the U.S. Holder’s taxable year. In certain circumstances, declines in value could be claimed as ordinary deductions.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you are deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in the ADSs or ordinary shares and any elections that may be available.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. In addition, certain individuals holding ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Certain U.S. Holders are also required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports with and furnish other information to the SEC as may be applicable from time to time. You may read and copy any documents filed or furnished by Baozun at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.baozun.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs are affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods when the U.S. dollar has appreciated against the RMB. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. However, it remains unclear how this announcement might be implemented. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. Also, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2015, we had RMB-denominated cash and cash equivalents of RMB480.6 million (US$74.2 million). Assuming we had converted RMB480.6 million into U.S. dollars at the exchange rate of RMB6.4778 for US$1.00 as of December 31, 2015, our U.S. dollar cash balance converted from our RMB-denominated cash and cash equivalents would have been US$74.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$66.8 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term borrowings and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2013, 2014 and 2015 was 2.6%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2013, 2014 and 2015, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, Hong Kong, Taiwan and Japan. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers pay for our product sales through a network of third-party payment service providers. We have not experienced any significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB1.9 million, RMB0.4 million and RMB0.7 million (US$0.1 million) as of December 31, 2013, 2014 and 2015, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

JPMorgan Chase Bank, N.A., the depositary of our ADS program, or the depositary, charges each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2015, we received US$1.5 million reimbursements relating to the ADS facility from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

In May 2015, we completed our initial public offering of our ADSs, in which we issued and sold an aggregate of 37,950,000 ordinary shares represented by 12,650,000 ADSs at US$10.0 per ADS. The ordinary shares underlying the ADSs offered and sold were registered pursuant to the registration statement on Form F-1 (file number: 333-203477) filed with the SEC on May 21, 2015. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as bookrunners of the offering. The aggregate price of the offering amount registered and sold was approximately US$126.5 million, of which we received net proceeds of approximately US$113.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by our company.

For the period from May 20, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used US$76.1 million net proceeds from our initial public offering for investment in sales and marketing activities, research and development and technology infrastructure, warehousing and fulfillment infrastructure and for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2015. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2015 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

Prior to our initial public offering in 2015, we were a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of our consolidated financial statements for the year ended December 31, 2014, we and our auditors, an independent registered public accounting firm, identified one material weakness and one significant deficiency in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness identified was that we lacked formal process to identify and address risk of material misstatement related to U.S. GAAP reporting. This identified material weakness could affect our ability to accurately and timely report our financial results in accordance with U.S. GAAP, and to prevent or detect material misstatements of the company’s annual or interim financial statements on a timely basis. The significant deficiency identified was lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework.

To remediate our identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness and significant deficiency that have been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014, these measures including the follows:

•	We have established an audit committee before the closing of our initial public offering in 2015;

•	We have improved our internal audit function and hired an experienced internal auditor. The internal auditor is independent of our operations and reports directly to the audit committee;

•	We have engaged an independent internal control advisor to assist us to establish the formal risk assessment process and internal control framework, and review the appropriateness and sufficiency of the process to identify and address risk of material misstatement related to U.S. GAAP reporting. The work relating to the risk assessment process and internal control framework was completed. However, as of December 31, 2015, certain control activities were not precisely mapped to risks identified and certain controls were not yet implemented.

As of December 31, 2015, (i) based on the measures relating to formal process to identify and address risk of material misstatement related to U.S. GAAP reporting implemented as described above, while we need to continue to improve our internal controls process, we were able to downgrade the above mentioned material weakness to a significant deficiency; (ii) we established audit committee and internal audit function and related significant deficiency had been remediated.

We will continue to improve our internal control to remediate the significant deficiency with respect to precisely mapping control activities to risks identified and implementation of certain controls.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, additional internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.”

Changes in Internal Control Over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Bin Yu, the chairman of our Audit Committee and an independent, non-executive director, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any director, officer or employee of our company or any of our subsidiaries.

A copy of our Code of Business Conduct Ethics is available at our website at www.baozun.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP for the years ended December 31, 2014 and 2015.

	For the Year Ended December 31,
	2014		%	2015		%
	(thousands)			(thousands)
Audit Fees	US$	815.2	100%	US$	562.8	100%
Tax Fees		-	-		-	-
Audit-Related Fees		-	-		-	-
All Other Fees		-	-		-	-
Total	US$	815.2	100%	US$	562.8	100%

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP in connection with statutory and regulatory filings or engagements for those fiscal years and initial public offering in 2015.

All Other Fees. There were no other fees billed for the fiscal years ended December 31, 2014 and 2015, respectively.

All audit services need to be pre-approved by the Audit Committee on a case-by-case basis. Accordingly, we have established pre-approval policies and procedures. All audit services performed by Deloitte Touche Tohmatsu Certified Public Accountants LLP after our initial public offering were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2015, our board of directors authorized a program under which we may repurchase up to US$10 million worth of our outstanding ADSs over the course of the next 12 months. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The following table sets forth a summary of our repurchase of our ADSs made in each month of 2015 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
November 2015	-	-	-	10,000,000
December 2015	267,937	8.00	267,937	7,857,017

(1)       In November 2015, our board of directors authorized a program under which we may repurchase up to US$10 million worth of our outstanding ADSs over the course of the next 12 months.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on The NASDAQ Global Select Market, we are subject to NASDAQ’s corporate governance requirements.

NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice that does not require us to solicit proxy and hold meetings of our shareholders every year. Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NASDAQ Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 3.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

2.2	Form of Deposit Agreement among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 15, 2015)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 15, 2015)

2.4	Amended and Restated Shareholders’ Agreement, dated as of October 29, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

2.5	Amendment Agreement to Amended and Restated Shareholders’ Agreement, dated as of December 11, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.2	2015 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

4.3	Form of Indemnification Agreement with the Registrant’s Directors and Officers (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

4.4	Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.3 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May8, 2015)

4.5	English Translation of Exclusive Technology and Services Agreement, dated as of April 1, 2014, between Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.6	English Translation of Exclusive Call Option Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of April 1, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.7	English Translation of Shareholders’ Voting Rights Proxy Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.6 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.8	English Translation of Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Vincent Wenbin Qiu, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.9	English Translation of Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

8.1*	List of Significant Subsidiaries and Consolidated Affiliated Entity

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Fangda Partners

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baozun Inc.

By:	/s/ Beck Zhaoming Chen
Name:	Beck Zhaoming Chen
Title:	Chief Financial Officer

Date: April 8, 2016

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baozun Inc.

We have audited the accompanying consolidated balance sheets of Baozun Inc. (the “Company”), its subsidiaries and variable interest entity (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2015 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 8, 2016

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2014	2015
	RMB	RMB	US$
			(Note 2)
ASSETS

Current assets:
Cash and cash equivalents	206,391	787,257	121,531
Restricted cash	37,900	48,144	7,432
Short-term investment	-	50,000	7,719
Accounts receivable, net of allowance for doubtful accounts of RMB408 and RMB670 as of December 31, 2014 and 2015, respectively	229,502	364,782	56,312
Inventories	242,978	334,347	51,614
Advances to suppliers	49,740	34,668	5,352
Deferred tax assets	-	13,815	2,133
Prepayments and other current assets	37,897	112,122	17,309
Amounts due from related parties	15,149	37,565	5,799

Total current assets	819,557	1,782,700	275,201

Investments in cost method investees	5,625	13,307	2,054
Property and equipment, net	30,223	59,208	9,140
Intangible assets, net	14,668	20,128	3,107
Other non-current assets	2,441	13,830	2,135

TOTAL ASSETS	872,514	1,889,173	291,637

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB569 and RMB1,783 as of December 31, 2014 and 2015, respectively)	300,007	457,493	70,625
Note payable	17,000	31,088	4,799
Income tax payables	2,196	7,793	1,203
Accrued expenses and other current liabilities (including other current liabilities of the consolidated VIE without recourse to the Company of RMB3,678 and RMB45,078 as of December 31, 2014 and 2015, respectively)	66,786	150,859	23,288
Amounts due to related parties	7,469	7,469	1,153

Total current liabilities	393,458	654,702	101,068

TOTAL LIABILITIES	393,458	654,702	101,068

Commitments (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015
	RMB	RMB	US$
			(Note 2)

Convertible redeemable preferred shares:
Series A convertible redeemable preferred shares
(US$0.0001 par value; 19,622,241 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB55,924 as of December 31, 2014; liquidation value of RMB49,098 as of December 31, 2014)	55,924	-	-

Series B convertible redeemable preferred shares
(US$0.0001 par value; 26,532,203 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB202,125 as of December 31, 2014; liquidation value of RMB198,088 as of December 31, 2014)	202,125	-	-

Series C1 convertible redeemable preferred shares
(US$0.0001 par value; 29,056,332 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB355,176 as of December 31, 2014; liquidation value of RMB403,417 as of December 31, 2014)	355,176	-	-

Series C2 convertible redeemable preferred shares
(US$0.0001 par value; 1,925,063 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB21,715 as of December 31, 2014; liquidation value of RMB31,445 as of December 31, 2014)	37,630	-	-

Series D convertible redeemable preferred shares
(US$0.0001 par value; 7,504,324 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB150,430 as of December 31, 2014; liquidation value of RMB220,689 as of December 31, 2014)	150,430	-	-

Shareholders’ equity (deficit):
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 28,058,820 and 151,471,369 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	17	93	14
Additional paid-in capital	3,755	1,535,665	237,066
Accumulated deficit	(327,205)	(320,499)	(49,477)
Accumulated other comprehensive income	1,204	19,212	2,966

Total shareholders’ equity (deficit)	(322,229)	1,234,471	190,569

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	872,514	1,889,173	291,637

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues
Product sales	1,274,746	1,187,162	1,940,649	299,585
Services (including related-party revenues of RMB12,677, RMB622 and RMB7,850 for the years ended December 31, 2013, 2014 and 2015, respectively)	247,090	397,258	657,794	101,546
Total net revenues	1,521,836	1,584,420	2,598,443	401,131

Operating expenses:
Cost of products	(1,245,832)	(1,086,133)	(1,735,820)	(267,964)
Fulfillment	(116,432)	(168,130)	(325,159)	(50,196)
Sales and marketing	(146,202)	(226,952)	(403,519)	(62,293)
Technology and content	(16,120)	(63,607)	(59,946)	(9,254)
General and administrative	(38,160)	(96,911)	(73,678)	(11,374)
Other operating income (expenses), net	(75)	457	8,130	1,255

Total operating expenses	(1,562,821)	(1,641,276)	(2,589,992)	(399,826)

Income (loss) from operations	(40,985)	(56,856)	8,451	1,305
Other income (expenses):
Interest income	4,574	3,156	8,834	1,364
Interest expense	(677)	(1,552)	-	-
Gain on disposal of investment	-	-	9,674	1,493
Exchange loss	(376)	(2,650)	(124)	(19)

Income (loss) before income tax and share of loss in equity method investment	(37,464)	(57,902)	26,835	4,143
Income tax (expense) benefit	(307)	(1,912)	6,022	930
Share of loss in equity method investment	-	-	(10,236)	(1,580)

Net Income (loss)	(37,771)	(59,814)	22,621	3,493
Deemed dividend from issuance of convertible redeemable preferred shares	-	(16,666)	-	-
Change in redemption value of convertible redeemable preferred shares	(61,435)	(79,169)	(25,332)	(3,911)

Net loss attributable to ordinary shareholders	(99,206)	(155,649)	(2,711)	(418)

Net loss per share attributable to ordinary shareholders:
Basic	(3.31)	(5.31)	(0.03)	(0.00)
Diluted	(3.31)	(5.31)	(0.03)	(0.00)

Net loss per American depositary shares ("ADS") attributable to ordinary shareholders:
Basic	(9.93)	(15.93)	(0.08)	(0.01)
Diluted	(9.93)	(15.93)	(0.08)	(0.01)

Weighted average shares used in calculating net loss per ordinary share:
Basic	29,983,883	29,314,067	102,987,119	102,987,119
Diluted	29,983,883	29,314,067	102,987,119	102,987,119

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2)

Net income (loss)	(37,771)	(59,814)	22,621	3,493
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustment	(45)	1,249	18,008	2,780

Comprehensive income (loss)	(37,816)	(58,565)	40,629	6,273

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive income (loss)	Total (deficit) equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2013	29,983,883	—	—	—	(144,630)	—	(144,630)
Subscription of ordinary shares in the Redomiciliation	—	18	—	(18)	—	—	—
Net loss	—	—	—	—	(37,771)	—	(37,771)
Share-based compensation	—	—	11,506	—	—	—	11,506
Change in redemption value of convertible redeemable preferred shares	—	—	(11,506)	—	(49,929)	—	(61,435)
Foreign currency translation adjustment	—	—	—	—	—	(45)	(45)
Balance as of December 31, 2013	29,983,883	18	—	(18)	(232,330)	(45)	(232,375)
Net loss	—	—	—	—	(59,814)	—	(59,814)
Repurchase of ordinary shares (Note 16)	(1,925,063)	(1)	—	1	(20,963)	—	(20,963)
Payment of ordinary shares	—	—	—	17	—	—	17
Deemed dividend from issuance of preferred share series C2 (Note 17)	—	—	(3,039)	—	(13,627)	—	(16,666)
Share-based compensation	—	—	84,963	—	—	—	84,963
Consolidation of VIE	—	—	1,000	—	(471)	—	529
Change in redemption value of convertible redeemable preferred shares	—	—	(79,169)	—	—	—	(79,169)
Foreign currency translation adjustment	—	—	—	—	—	1,249	1,249
Balance as of December 31, 2014	28,058,820	17	3,755	—	(327,205)	1,204	(322,229)

Net income	—	—	—	—	22,621	—	22,621
Repurchase of ordinary shares (Note 16)	(803,811)	(1)	(13,957)	—	—	—	(13,958)
Issuance of ordinary shares upon initial public offering ("IPO"), net of issuance cost of RMB80,962	37,950,000	24	703,364	—	—	—	703,388
Share-based compensation	—	—	25,195	—	—	—	25,195
Convertion of series A preferred shares into class A ordinary shares upon IPO	19,622,241	12	57,560	—	—	—	57,572
Convertion of series B preferred shares into class A ordinary shares upon IPO	26,532,203	16	208,066	—	—	—	208,082
Convertion of series C1 preferred shares into class A ordinary shares upon IPO	29,056,332	18	367,611	—	—	—	367,629
Convertion of series C2 preferred shares into class A ordinary shares upon IPO	1,925,063	1	37,629	—	—	—	37,630
Convertion of series D preferred shares into class A ordinary shares upon IPO	7,504,324	5	155,699	—	—	—	155,704
Exercise of share options	1,626,197	1	160	—	—	—	161
Change in redemption value of convertible redeemable preferred shares	—	—	(9,417)	—	(15,915)	—	(25,332)
Foreign currency translation adjustment	—	—	—	—	—	18,008	18,008
Balance as of December 31, 2015	151,471,369	93	1,535,665	—	(320,499)	19,212	1,234,471

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income (loss)	(37,771)	(59,814)	22,621	3,493
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Allowance for doubtful accounts	2,036	388	262	40
Inventory write-down	11,992	12,497	21,125	3,261
Share-based compensation	11,506	84,963	25,195	3,889
Depreciation and amortization	7,188	13,252	23,145	3,573
Deferred income tax	-	-	(13,815)	(2,133)
Loss on disposal of property and equipment	219	271	880	136
Gain on disposal of investment	-	-	(9,674)	(1,493)
Share of loss in equity method investment	-	-	10,236	1,580
Exchange loss	376	2,650	124	19
Changes in operating assets and liabilities:
Accounts receivable	(51,101)	(123,456)	(135,542)	(20,924)
Inventories	(72,927)	(122,128)	(112,494)	(17,366)
Advances to suppliers	(19,793)	(10,671)	15,072	2,327
Prepayments and other current assets	(5,866)	(16,866)	(70,832)	(10,935)
Amounts due from related parties	9,615	(8,023)	(22,416)	(3,460)
Other non-current assets	(116)	(994)	(11,389)	(1,758)
Accounts payable	116,832	126,561	170,486	26,319
Note payable	-	17,000	1,088	168
Income tax payables	307	1,889	5,597	864
Accrued expenses and other current liabilities	24,213	15,993	82,533	12,741
Net cash provided by (used in) operating activities	(3,290)	(66,488)	2,202	341

Cash flows from investing activities:
Purchases of property and equipment	(14,839)	(19,760)	(46,470)	(7,174)
Disposals of property and equipment	6	—	-	-
Additions of intangible assets	(7,023)	(9,331)	(11,991)	(1,851)
Investment in cost method investees	(5,625)	—	(7,682)	(1,186)
Payment for equity method investment	—	—	(10,562)	(1,631)
Consideration of partial disposal of equity method investment	—	—	10,000	1,544
Increase in restricted cash	(36,000)	(1,900)	(10,244)	(1,581)
Purchases of short-term investment	-	-	(50,000)	(7,719)
Cash acquired upon consolidation of VIE	-	446	-	-
Net cash used in investing activities	(63,481)	(30,545)	(126,949)	(19,598)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
				(Note 2)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon initial public offering	-	-	784,350	121,083
Payment of initial public offering costs	-	(2,128)	(77,289)	(11,932)
Proceeds from short-term borrowings	55,477	160,000	-	-
Repayments of short-term borrowings	(104,251)	(160,000)	-	-
Proceeds from amounts due to related parties	-	68,941	-	-
Repayment of amounts due to related parties	(12,000)	(61,472)	-	-
Proceeds from shareholders’ payment for ordinary shares	-	17	-	-
Proceeds from issuance of convertible redeemable preferred shares	12,000	145,746	-	-
Proceeds from exercises of share options	-	-	161	25
Payment for ordinary shares repurchase	-	-	(13,958)	(2,155)
Advances for ordinary shares repurchase	-	-	(5,521)	(852)
Net cash (used in) provided by financing activities	(48,774)	151,104	687,743	106,169

Net (decrease) increase in cash and cash equivalents	(115,545)	54,071	562,996	86,912

Cash and cash equivalents, beginning of year	270,077	154,156	206,391	31,861

Effect of exchange rate changes on cash and cash equivalents	(376)	(1,836)	17,870	2,758

Cash and cash equivalents, end of year	154,156	206,391	787,257	121,531

Supplemental disclosure of cash flow information:
Cash paid for interest	1,681	1,552	-	-
Cash paid for income tax	-	23	2,196	339

Supplemental disclosures of non-cash financing activities:
Accrued initial public offering costs	-	-	1,545	238

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 18, 2013. The Company, its subsidiaries and its VIE (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment.

In March 2014, the Group expanded their business and commenced their own online marketplace, Maikefeng, which operates as a mobile application and offers branded products at discounted prices. To comply with the PRC law and regulations which restrict foreign ownership of companies that provide value-added telecommunication services in China, Shanghai Baozun entered into a series of contractual arrangements in April and July 2014 with Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi” or “VIE”) and its respective shareholders through which the Company became the primary beneficiary of Shanghai Zunyi. Shanghai Zunyi was established in December 2010 and had no operations before July 2014. The Group began to consolidate Shanghai Zunyi in July 2014 upon entering into the VIE arrangements with Shanghai Zunyi.

As of December 31, 2015, the Company’s major subsidiaries and VIE are as follows:

	Date of incorporation	Place of incorporation	Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	100%
Shanghai Baozun E-Commerce Limited	11-Nov-03	PRC	100%
Shanghai Bodao E-Commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	HK	100%
Shanghai Fengbo E-Commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	HK	100%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

History of the Group and reorganization under identical common ownership

The Group’s history began in November 2003 with the commencement of operations of Shanghai Baozun E-Commerce Limited (“Shanghai Baozun”), a limited liability company incorporated by the People’s Republic of China (“PRC”) by Mr. Vincent Wenbin Qiu, CEO of the Group, and 5 other individual founders (collectively known as “the Founding Shareholders”).

From December 2009 to September 2012, Alibaba Investment Limited (“Alibaba”), Private Opportunities (Mauritius) I Limited (“Private Opportunities”), GS Investment Partners (Mauritius) I limited (“GS Investment”), Stelca Holding Ltd (“Stelca Holding”), New Access Capital Fund (“New Access”), Crescent Castle Holdings Ltd (“Crescent Castle”) and Infinity I-China Investment (Israel) L.P (“Infinity”) (collectively known as the “Investors”) each acquired 25.16%, 5.81%, 3.88%, 1.53%, 3.86%, 24.80% and 6.46%, respectively of equity interest in Shanghai Baozun.

Starting December 2013, pursuant to a framework agreement entered into by the Founding Shareholders and all of the Investors, the Company undertook a series of reorganization transactions to redomiclie its business from PRC to the Cayman Islands (the “Redomiciliation”). The main purpose of the Redomiciliation is to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. The Redomiciliation was subject to PRC government approval and executed in the following steps:

1)	In December 2013, the Company was incorporated in the Cayman Islands to be the holding company of the Group. The Founding Shareholders subscribed to 29,983,883 ordinary shares of the Company at par value of US$0.0001 per share.

2)	Upon obtaining all necessary approvals from the PRC government in May 2014, the Investors subscribed for convertible redeemable preferred shares at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Shanghai Baozun in June 2014. Upon the issuance of preferred shares and ordinary shares issued in step 1), the equity structure of the Company is identical to that of Shanghai Baozun. See Note 17 for details of preferred shares issued to the Investors.

3)	In July 2014, the Company legally acquired 100% of the equity interest of Shanghai Baozun from the Founding Shareholders and the Investors, thus Shanghai Baozun became a wholly owned subsidiary of the Company.

Upon the completion of the Redomiciliation, the Company’s shares and per share information including the basic and diluted earnings (loss) per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements.

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of internet content or online services. The Group therefore conducts its online marketplace business, Maikefeng through its consolidated VIE, Shanghai Zunyi.

Shanghai Zunyi was established by two of the Company’s Founding Shareholders in December 2010 and had no operations until July 2014 when the Group transferred the Maikefeng online marketplace business to Shanghai Zunyi. To provide the Group effective control over Shanghai Zunyi and receive substantially all of the economic benefits of Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

The agreements that provide the Company effective control over the VIE include:

(i) Proxy Agreement, under which each shareholder of Shanghai Zunyi has executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of his rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Shanghai Baozun terminates the agreement by giving a 30-day prior written notice or gives its consent to the termination by Shanghai Zunyi..

(ii) Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun’s written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders..

The agreements that transfer economic benefits to the Company include:

(i) Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi’s operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi.

(ii) Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled.

These contractual arrangements allow the Company, through its wholly owned subsidiary, Shanghai Baozun, to effectively control Shanghai Zunyi, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Shanghai Zunyi as VIE and because the Company is the primary beneficiary of Shanghai Zunyi, the Company has consolidated the financial results of Shanghai since July 2014.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Shanghai Zunyi are in compliance with PRC law and are legally enforceable based on the legal advice of the Company’s PRC legal counsel. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Shanghai Zunyi may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Shanghai Zunyi not to pay the service fees when required to do so.

The Company’s ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict the Group’s operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure its operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of Shanghai Zunyi or the right to receive its economic benefits, the Group would no longer be able to consolidate the entity.

The following amounts and balances of Shanghai Zunyi were included in the Group’s consolidated financial statement after the elimination of intercompany balances and transactions:

	As of December 31,
	2014	2015
	RMB	RMB
Cash	3,803	5,269
Inventories	23,669	50,394
Advance to suppliers	1,061	646
Amounts due from related parties	-	15,741
Prepayments and other current assets	3,813	9,410
Property and equipment, net	108	42
Other non-current assets	-	115
Total assets	32,454	81,617
Accounts payable	569	1,783
Other current liabilities	3,678	45,078
Total Liabilities	4,247	46,861

	For Year Ended December 31,
	2014	2015
	RMB	RMB
Net revenues	21,038	92,983
Operating expenses	32,095	123,284
Net loss	(11,057)	(30,301)
Net cash provided by operating activities	3,911	1,573
Net cash used in investing activities	(118)	(107)
Net cash provided by financing activities	-	-

The VIE contributed an aggregate of 1.33% and 3.58% of the consolidated net revenues for the years ended December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the VIE accounted for an aggregate of 3.71% and 4.32% of the consolidated total assets, respectively.

There are no assets of the VIE that are collateral for the obligations of the VIE and can only be used to settle the obligations of the VIE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE.

However, if the VIE ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

2. Summary of Significant Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, inventory write-down, realization of deferred tax assets, assessment for useful life and impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, valuation of ordinary shares and preferred shares, share-based compensation expense.

(d) Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group’s consolidated financial instruments include cash and cash equivalents, restricted cash, short-term investment, accounts receivable, other current assets, amounts due from related parties, accounts payable, other current liabilities and amounts due to related parties. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The Group did not carry any assets or liabilities as of December 31, 2014 and 2015 respectively, which were measured at fair value on non-recurring basis.

(e) Concentration and risks

Concentration of customers and suppliers

There are no customers individually representing 10% or more of revenues for the years ended December 31, 2014 and 2015.

The following customers accounted for 10% or more of balances of accounts receivable as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	RMB	RMB

A	54,478	77,764

The following suppliers accounted for 10% or more of purchases for the years ended December 31, 2014 and 2015:

	For Year Ended December 31,
	2014	2015
	RMB	RMB

B	304,578	257,069
C	212,345	317,576
D	*	245,427

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment and accounts receivable. As of December 31, 2014 and 2015, all of the Group’s cash and cash equivalents, restricted cash and short-term investment were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB188,226 and RMB480,572, which were denominated in RMB, as of December 31, 2014 and 2015, respectively, representing 91.2% and 61.0% of the cash and cash equivalents as of December 31, 2014 and 2015, respectively.

(f) Foreign currency translation

The Group’s reporting currency is RMB. The functional currency of the Company is the United States dollar (“US$”). The functional currency of the Group’s entities incorporated in Hong Kong is Hong Kong dollars (“HK$”). The functional currency of the Group’s subsidiaries in PRC is RMB.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity (deficit) and comprehensive income (loss).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

(g) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4778, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with maturity of less than three months.

(i) Restricted cash

As of December 31, 2014 and 2015, the Group’s restricted cash represents RMB29,400 and RMB26,100 of bank deposits held as guarantee payment against letters of guarantee and RMB8,500 and RMB22,044 of bank deposits held as guarantee payment against the note payable issued by banks to the Group’s suppliers.

As of December 31, 2014 and 2015, the bank had issued RMB41,224 and RMB29,283 of letters of guarantee to the Group’s suppliers. The terms of these letters of guarantees were within 6 to 9 months.

(j) Short-term investment

Short-term investment comprises of principle-protected financial products purchased from banks with original maturities longer than three months but within one year.

(k) Accounts receivable, net

Accounts receivable mainly represent amounts due from customers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(l) Inventories

Inventories, consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

(m) Investments

Equity investments of the Group are comprised of investments in privately-held companies. The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of earnings and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities. For equity investments over which the Group does not have significant influence or control, the cost method of accounting is used. Under the cost method, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3 years	0% – 5%
Vehicle	5 years	5%
Furniture and office equipment	5 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included the consolidated statements of operations.

(o) Intangible assets, net

Intangible assets mainly consist of trademark and internally developed software. Trademark is recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of 10 years.

For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized certain direct costs associated with development and purchase of internal software. This internally developed software mostly consisted of order management, customer management and retailing solution systems, which are amortized over 3 years on a straight-line basis.

(p) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for any of the years ended December 31, 2013, 2014 and 2015.

(q) Revenue

The Group provides an integrated suite of e-commerce services to its brand partners through two types of revenue models: direct product sales model and service fees model. Consistent with the criteria of ASC 605, Revenue Recognition, the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Group generates revenues from selling branded products directly to customers under either the distribution model or as an agent.

The Group evaluate whether it is appropriate to record proceeds from product sales as revenues at the gross amount or the net amount as commission fees earned in accordance with ASC 605-45-45.

Product Sales

Under the distribution model, the Group selects and purchases goods from its brand partners and/or their authorized distributors and sell goods directly to customers through online stores it operates or on its Maikefeng platform. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because: (i) the Group, rather than the brand partner, is the primary obligor and is responsible to the customers for the key aspects of the fulfillment of the transaction including presales and after-sales services; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; (iii) the Group has discretion in establishing price; and (iv) the Group has credit risk.

Product sales, net of return allowances, value added tax and related surcharges, are recognized when customers accept the products upon delivery. The Group offers online customers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data the Group has maintained and its analysis of returns by categories of products, and subject to adjustments to the extent that actual returns differ or expected to differ.

A majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products.

A portion of the Group’s customers pay upon the receipt of products. The Group’s delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party couriers.

Shipping and handling charges are included in net revenues. The Group typically does not charge a shipping fee with order exceeding a certain sale amount. Shipping revenue has not been material for the periods presented. The Group’s shipping costs are presented as part of its operating expenses.

Services

In some instances, the Group acts as an agent to facilitate the brand partners’ online sales of their branded products. The Group does not take title to the products; it does not have any latitude in establishing prices and selecting merchandise; it has no discretion in selecting suppliers; and it is not involved in determining product specifications and cannot change the product. Based on these indicators, the Group has determined that revenue from its sales of products under these arrangements are service fees in nature. The Group records commission fees from its brand partners based on a pre-determined formula as service revenue in its consolidated statements of operations.

The Group also provides IT, online store operations, marketing and promotion, customer service, warehousing and fulfillment, and other services to its brand partners. Brand partners may elect to use the Group’s comprehensive end-to-end e-commerce solutions or select specific elements of its e-commerce supporting infrastructure and service that best fit their needs. The Group charges its brand partners a combination of fix fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. Revenue generated from these service arrangements is recognized on a gross basis and presented as services revenue on the consolidated statements of operations. All the costs that the Group incurs in the provision of the above services are classified as operating expenses on the consolidated statements of operations.

Revenue generated from services relating to IT service, and marketing and promotion services for brand partners are recognized when the services are rendered. Revenue generated from services relating to online store operations, customer services, and warehouse and fulfillment consisted of both fixed fees and variable fees based on the value of merchandise sold. The fixed fee is recognized as revenue ratably over the service period. Variable fees are recognized as revenue when they become determinable based on the value of merchandise sold and confirmed by the brand partners..

Some of the Group’s service contracts are considered multiple element arrangements as they include provision of a combination of various services based on the brand partner’s requirements. These contracts may include one-time online store design and setup services, marketing and promotion services during certain holidays, and continuous online store operation services, warehouse and fulfillment services over a period of time to the same brand partner.

The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all service revenues based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

(r) Cost of products

Cost of product consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group's cost of products may not be comparable to other companies which include such expenses in their cost of products.

(s) Rebates

The Group periodically receives consideration from certain vendors, representing rebates for products sold over a period of time. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the products purchased. Rebates are earned based on reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts and purchase volume, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold.

(t) Fulfillment

Fulfillment costs primarily represent shipping and handling expenses, payment processing and related transaction costs, packaging material costs and those costs incurred in outbound shipping, operating and staffing the Group’s fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment.

(u) Sales and marketing

Sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Advertising and promotion costs in connection with the provision of marketing and promotion services to brand partners consisted of fees the Group paid to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB56,059, RMB114,777 and RMB208,014 for the years ended December 31, 2013, 2014 and 2015, respectively.

(v) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content, as well as costs associated with the computer, storage and telecommunications infrastructure for internal use.

(w) General and administrative

General and administrative expenses consist of payroll and related expenses for payroll, bonus and benefit costs for corporate employees, legal, finance, technical consulting, meeting expenses, rental fee and other corporate overhead costs.

(x) Other operating income (expense), net

Other operating income mainly consists of government subsidies and income derived from American Depositary Receipt (“ADR”) arrangements entered into between the Company and an ADR depositary bank (“DB”) in May 2015.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB988, RMB1,780 and RMB8,686 were included in other operating income (expenses), net for the years ended December 31, 2013, 2014 and 2015, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

According to the ADR arrangements, the Company will have the right to receive series of reimbursements after the closing of IPO over the five-year term as a return of using DB’s services. All the reimbursements are subject to the compliance of the Company on all term of the contracts, including the non-existence of default conditions stipulated in the contracts. The Company performed detailed assessments over such conditions and deemed these conditions remote as of December 31, 2015. Total reimbursements are recognized evenly over the contract term as other income. For the year ended December 31, 2015, the Group recorded other income of RMB1,411.

(y) Share-based compensation

The Company grants share options to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation—Stock Compensation.

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using graded vesting method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Prior to the initial public offering of the Company, the fair value of the share options were assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. In addition, the binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of these awards was determined with the assistance from an independent valuation firm using management’s estimates and assumption. After the initial public offering, a discount for lack of marketability was not applicable in determining the fair value of the share options. In determining the fair value of the share options, the closing market price of the underlying shares on the grant dates is applied.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

In determining the fair value of the restricted share units granted, the closing market price of the underlying shares on the grant date is applied.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

(z) Income tax

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Group accounts for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(aa) Operating leases as lessee

Leases, including leases of offices and warehouses, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years stated herein.

(ab) Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income (loss).

(ac) Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

The Company’s convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Company uses the two-class method whereby undistributed net income is allocated on a pro rata basis to each participating share to the extent that each class may share in income for the period. Undistributed net loss is not allocated to preferred shares because they are not contractually obligated to participate in the loss allocated to the ordinary shares.

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had convertible redeemable preferred shares and stock options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as-if-converted method; the effect of the stock options and restricted share units is computed using the treasury stock method.

(ad) Segment reporting

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decision about allocating resources and assessing performance of the group prior to the third quarter of 2015. Following the further expansion of the retail online platform business, the Group operated and reviewed its performance in two segments: (i) the brand e-commerce segment, which provides ecommerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Therefore, the segment information in periods prior to the third quarter of 2015 was restated to be consistent with that of period starting from third quarter of 2015.

(ae) Recent accounting pronouncements

In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory". This update requires an entity that determines the cost of inventory by methods other than last-in, first-out (LIFO) and the retail inventory method (RIM) to measure inventory at the lower of cost and net realizable value. ASU 2015-11 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2016. Prospective application is required. Early application is permitted as of the beginning of the interim or annual reporting period. The Group does not expect that the adoption of this guidance will have a significant impact on the Group's consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date". The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is still in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740)". This update provides accounting guidance related to income taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. The Group does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements other than reclassifying current deferred tax assets to noncurrent in the balance sheet. See Note 11 to the consolidated financial statements for a discussion on income tax balances

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10)", a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities. The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity's leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. The Group is currently evaluating the impact of the adoption this standard on its consolidated financial statements.

In March 2016, the FASB issued ASU2016-09, "Compensation—Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting". This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

3. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Accounts receivable	229,910	365,452
Allowance for doubtful accounts:
Balance at beginning of the year	(1,947)	(408)
Additions	(388)	(650)
Write-offs	1,927	-
Reversal	-	388

Balance at end of the year	(408)	(670)

Accounts receivable, net	229,502	364,782

4. Inventories

Inventories consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Products	241,686	332,736
Packing materials and others	1,292	1,611

Inventories	242,978	334,347

Write-downs are recorded in cost of products in the consolidated statements of operations, which were RMB11,992, RMB12,497 and RMB21,125 for the years ended December 31, 2013, 2014 and 2015, respectively.

5. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Rebate (1)	-	72,940
Deposits (2)	2,876	5,354
Prepayment to agent for share repurchase program	-	5,521
Value-added tax (“VAT”) recoverable	17,396	12,467
Employee advances (3)	4,261	2,104
Prepaid expenses	2,593	4,131
Payment of initial public offering costs	2,128	-
Receivables from third-party couriers (4)	1,344	4,270
Receivables from third-party payment processing agencies (5)	5,646	645
Others	1,653	4,690

Prepayment and other current assets	37,897	112,122

(1)	Rebate represents consideration earned and receivable from suppliers upon reaching minimum purchase thresholds for a specified period. The rebates can be used to offset future purchase price with the same supplier.
(2)	Deposits represent rental deposits and deposits paid to third-party vendors.
(3)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.
(4)	Receivables from third-party couriers represent cash collected from customers and held by third-party couriers, which were received by the Group within several days after the fiscal year end.
(5)	Receivables from third-party payment processing agencies represent cash that were received from customers but held by the processing agencies as of December 31, 2015. The receivables were collected by the Group subsequent to the year end.

6. Property and equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Electronic devices	18,398	32,729
Vehicle	2,541	2,718
Furniture and office equipment	3,690	5,983
Leasehold improvement	21,161	45,641

Total	45,790	87,071

Accumulated depreciation and amortization	(15,567)	(27,863)

Property and equipment, net	30,223	59,208

Depreciation and amortization expenses were RMB4,910, RMB8,710 and RMB16,613 for the years ended December 31, 2013, 2014 and 2015, respectively.

7. Intangible assets, Net

Intangible assets, net, consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Internally developed software	21,768	33,624
Trademark	549	685

Accumulated amortization	(7,649)	(14,181)

Intangible assets, net	14,668	20,128

Amortization expenses for intangible assets were RMB2,278, RMB4,542 and RMB6,532 for the years ended December 31, 2013, 2014 and 2015, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB8,900, RMB6,840, RMB3,898, RMB46 and RMB45.

8. Investments in cost method investees

As of December 31, 2014 and 2015, investments in cost method investees accounted for under the cost method were RMB5,625 and RMB13,307, respectively. As of December 31, 2015, the Group had equity investments in three private companies that operate in the online tool development business and provide online payment solution and digital marketing solution. The Group held 12.12%, 5% and 4.35% of equity interest in them, respectively.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. No impairment was recorded for the years ended December 31, 2013, 2014 and 2015.

9. Investments in equity method investee

In January 2015, the Group jointly established Automoney Inc. ("Automoney") with a third-party investor and subscribed 50% of its equity interest upon its inception with a cash contribution of RMB10,562.  The Group has accounted for this investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. As a result, the Group is required to recognize its share of Automoney’s losses in the statement of operations. The Group recognized its share of loss in Automoney of RMB10,236 for the year ended December 31, 2015.

During the year ended December 31, 2015, the Group disposed 40% of its equity interest in Automoney and received cash consideration of RMB10,000, resulting in the gain on disposal of investment of RMB9,674. As of December 31, 2015, the Group held 10% of the equity interest of Automoney and continue to account for this investment using equity method of accounting because the Group has the ability to exercise significant influence over the operating and financial policies of the investee. The carrying amount of the investments in equity method investee was nil as of December 31, 2015.

The summarized financial information for Automoney as of and for the year presented is as follows:

As of December 31,
2015
RMB

Total current assets	679
Total assets	679
Total current liabilities	19,596
Total liabilities	19,596

For Year Ended December 31,
2015
RMB

Revenue	-
Loss from operations	40,559

10. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2014	2015
	RMB	RMB

Logistics expenses accruals	23,254	37,547
Advances from customers	9,596	18,318
Outsourced labor cost payable	7,934	4,342
Salary and welfare payable	8,000	17,686
Deferred government subsidy	3,030	-
Professional fee accruals	2,690	6,136
Marketing expenses accruals	4,859	12,507
Other tax payable	4,914	7,898
Receipt on behalf of merchants on Maikefeng marketplace (1)	-	42,471
Others	2,509	3,954

Accrued expenses and other current liabilities	66,786	150,859

(1) Receipt on behalf of merchants on Maikefeng marketplace represents amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace.

11. Income tax

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries domiciled in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries domiciled in the PRC are subject to 25% statutory rate.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Current tax expenses	307	1,912	7,793
Deferred tax	-	-	(13,815)

Income tax expenses (benefits)	307	1,912	(6,022)

Reconciliations of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2013, 2014 and 2015 are as follows:

	For Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Statutory income tax rate	25.00%	25.00%	25.00%
Share-based compensation	(7.68)%	(36.68)%	23.47%
Effect on tax rates in different tax jurisdiction	0.42%	(0.52)%	(15.88)%
Tax incentives relating to research and development expenditure	5.30%	5.62%	(17.00)%
Other non-deductible expenses	(0.25)%	(1.59)%	0.60%
Changes in valuation allowance	(23.61)%	4.87%	(38.63)%

Effective income tax rate	(0.82)%	(3.30)%	(22.44)%

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Current deferred tax assets:
Logistics expenses accruals	5,813	9,387
Inventory write-down	3,316	3,702
Promotion expenses accruals	1,996	1,682
Outsourced labor cost	1,984	1,086
Promotion expenses paid but tax invoices not received	1,322	1,184
Salary and welfare payable	1,997	3,182
Professional fee accruals	672	1,147
Marketing expenses accruals	1,215	261
Allowance for doubtful accounts	102	167
Other accruals	—	583

Less: valuation allowance	(18,417)	(8,566)

Current deferred tax assets, net	—	13,815

Non-current deferred tax assets:
Net operating loss carry forward	8,318	7,802

Less: valuation allowance	(8,318)	(7,802)

Non-current deferred tax assets, net	—	—

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2014, as management is not able to conclude that the future realization of those net operating loss carry forwards and part of other deferred tax assets are more likely than not. In 2015, the Group has determined that the deferred tax assets of Shanghai Baozun E-Commerce Limited and Shanghai Bodao E-Commerce Limited will be more likely than not utilized in the future and has provided no valuation allowance for the deferred tax assets of these two subsidiaries. The remaining deferred tax assets on temporary differences and net operating loss carry forward are related to certain other subsidiaries, for which the Group is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As such, it has fully provided valuation allowance for the remaining deferred tax assets as of December 31, 2015. Amounts of operating loss carry forwards were RMB31,207 for the year ended December 31, 2015, which are expected to be expired from 2017 to 2020.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2014	2015
	RMB	RMB

Balance as of January 1	29,549	26,735
Reversals	(2,814)	(10,367)

Balance as of December 31	26,735	16,368

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. The Group is not subject to any other uncertain tax position.

Aggregate accumulated deficit of the Company’s subsidiaries and VIE located in the PRC were approximately RMB93,122 and RMB85,949 at December 31, 2014 and 2015, respectively. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2014 and 2015.

12. Net loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Numerator:
Net (loss) income	(37,771)	(59,814)	22,621
Deemed dividend from issuance of preferred share	-	(16,666)	-
Change in redemption value of preferred shares	(61,435)	(79,169)	(25,332)

Net loss attributable to ordinary shareholders	(99,206)	(155,649)	(2,711)

Net loss per ordinary share – basic and diluted	(3.31)	(5.31)	(0.03)

Net loss per ADS – basic and diluted	(9.93)	(15.93)	(0.08)

Shares (Denominator):
Weighted average number of ordinary shares - basic and diluted	29,983,883	29,314,067	102,987,119

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings, However, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses. Upon IPO, all of the Group's convertible redeemable preferred shares have been converted to ordinary shares.

As a result of the Group’s net loss for the three years ended December 31, 2013, 2014 and 2015, Series A, B, C1, C2 and D preferred shares, share options and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB

Number of Series A Shares outstanding	19,622,241	19,622,241	-
Number of Series B Shares outstanding	26,532,203	26,532,203	-
Number of Series C1 Shares outstanding	29,056,332	29,056,332	-
Number of Series C2 Shares outstanding	-	1,925,063	-
Number of Series D Shares outstanding	-	7,504,324	-
Share options	7,515,838	15,153,023	16,574,854
Restricted share unit	-	-	3,976,311

13. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2015:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Parent company of Alibaba, one of the Group’s ordinary shareholders
Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

(a) The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Marketing service fees paid to Alibaba Group	52,617	69,072	141,412
Logistic service fees paid to Alibaba Group	3,328	1,603	2,059
Promotion service revenue generated from Alibaba Group	12,677	—	—
Interest expense paid to Alibaba Group	13	—	—
Store operation service revenue generated from Ahead	—	622	7,850
Commission fee paid to Ahead	—	484	1,134

(b) The Group had the following balances with its related parties:

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB

Amount due to Investors and Founding Shareholders	—	7,469	7,469
Amounts due from Alibaba Group	7,126	12,743	18,702
Amounts due from Ahead	—	2,406	18,863

In connection with the Redomiciliation, as a condition to obtain PRC approval, the Company is required to demonstrate that it has sufficient fund to legally acquire 100% of the equity interest of Shanghai Baozun from the then shareholders of Shanghai Baozun which is determined to be approximately RMB69 million by the PRC government. In order to facilitate such approval process, the Founding Shareholders and the Investors advanced RMB20,963 and RMB47,978, respectively to the Company. As of December 31, 2015, the Company returned RMB61,472 to its Founding Shareholders and Investors after the Redomiciliation process was completed. The remaining RMB7,469 will be returned upon the request of the Founding Shareholders and Investors.

Amounts due from Alibaba Group consisted of receivables of RMB7,126, RMB12,743 and RMB18,702 to be collected from Alibaba Group for promotion services provided by the Group and deposits paid as of December 31, 2013, 2014 and 2015, respectively.

Amounts due from Ahead consisted of receivables from Ahead for services provided by the Group and the amounts collected by Ahead on behalf of the Group. The receivables from Ahead for services provided by the Group as of December 31, 2014 and 2015 were RMB 2,196 and RMB 2,912, respectively. The Group entered into agency agreements with Ahead, under which Ahead is designated by the Group to collect payment for its service to certain brand partners. In connection with the agency agreements, amounts to be collected by Ahead on behalf of the Group as of December 31, 2014 and 2015 were RMB 210 and RMB 15,951, respectively.

14. Commitments

Operating Leases Agreements

The Group leases office space, service center and warehouses under non-cancellable operating lease agreements that expire at various dates through December 2026. During the three years ended December 31, 2013, 2014 and 2015, the Company incurred rental expenses amounting to RMB11,758, RMB15,947 and RMB36,706, respectively.

As of December 31, 2015, minimum lease payments under all non-cancellable leases were as follows:

Year ended December 31,
RMB
2016	59,367
2017	51,682
2018	45,009
2019	45,583
2020	42,403
2021 and after	126,402

Total lease commitment	370,446

Credit facilities

As of December 31, 2015, the Group had one-year credit facilities for an aggregate amount of RMB400,000 from three Chinese commercial banks. The Group had RMB351,200 available under these credit facilities as of December 31, 2015.

15. Share-Based Compensation

Share incentive plan

On January 28, 2010, Shanghai Baozun’s board of directors approved the Share Incentive Plan of Shanghai Baozun (the “Shanghai Baozun Plan”), which governs the terms of a variety of share-based incentive awards Shanghai Baozun can offer to employees, officers, directors and individual consultants who render services to Shanghai Baozun.

In conjunction with the Redomiciliation in 2014, the Group adopted the 2014 Share Incentive Plan (“2014 Plan”), which was approved by the Board of Directors of the Company, to replace the Shanghai Baozun Plan. Under the 2014 Plan, the maximum aggregate number of shares that may be issued shall not exceed 20,331,467. The term of the option shall not exceed ten years from the date of grant. The awards granted and outstanding under the Shanghai Baozun Plan will survive and remain effective and binding under the 2014 Plan.

During the years ended December 31, 2012 and 2013, the Group granted 932,414 and 74,209 share options to senior management and a consultant. These share options have an exercise price of RMB0.1 and can be exercised immediately upon issuance.

Through December 2011, the Group granted 3,443,615 share options to directors, senior management and employees. During the year ended December 31, 2012, the Group granted 366,008 share options to directors, senior management and employees. These options have an exercise price of RMB0.1 and vest over 4 years subject to the following exercisability conditions:

50% of the vested options can be exercised if the Group generated profit (“Profit Target”),

20% of the vested options can be exercised if the Group achieved the annual sales target (“Sales Target”), and

30% of the vested options can be exercised if the option holder achieved the annual individual performance review target (“Individual Target”)

The Group recognized compensation expenses related to the options linked to Sales Target and Individual Target during the vesting period based on the probable outcome of these performance conditions. The Group has determined that it is probable these conditions will be met; as such the share-based compensation is recognized upon vesting of these share options.

The Group did not recognize any share-based compensation expense for 50% of the options granted linked to the Profit Target as performance condition was considered not probable. In August 2011, the Group removed the Profit Target requirement for the first year of the vesting period of the options granted before this date; the unrecognized compensation cost based on the modification date fair value related to vested options associated with the Profit Target was recognized in August 2011. In October 2013, the Group removed the Profit Target requirement for the remainder of vested option associated with the Profit Target. The unrecognized compensation cost based on the modification date fair value related to vested options associated with the Profit Target was recognized in October 2013.

During the year ended December 31, 2013, the Group granted 3,525,191 share options to certain directors, senior management and employees. These options have an exercise price of RMB0.1 and vest over 4 years.

On August 29, 2014, the Group granted 5,903,533 share options to certain senior management. These share options have an exercise price of RMB0.1 per share and can be exercised immediately upon the issuance. The Group also granted 2,989,300 share options to certain employees and senior management. These shares options have an exercise price of RMB0.1 per share and vest over 4 years.

On Feb 6, 2015, the Group granted 3,949,975 share options to certain of the Group's management and employees at an exercise prices range of RMB9.2 to RMB17.6 per share. These share options vest over 4 years.

On May 5, 2015, the Board of Directors of the Company approved 2015 Share Incentive Plan (“2015 Plan”). The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan is 4,400,000 initially. If on December 31, 2015, the unissued shares reserved under the 2015 Plan account for less than 2% of the total issued and outstanding shares on an as-converted basis, then on January 1, 2016, the number of shares reserved for future issuances under the 2015 Plan shall be increased to 2% of the total issued and outstanding shares. The shares that may be issued pursuant to the awards under the 2015 Plan are Class A ordinary shares. The term of the option under 2015 Plan shall not exceed ten years from the date of grant.

On May 20, 2015, the Group granted 70,000 share options to certain senior management under the 2014 Plan. These share options have an exercise price of RMB 0.001 per share and vest over 4 years.

On August 14, 2015, the Group granted 452,770 share options to certain employees and management under the 2015 Plan. These shares options have an exercise price of RMB11.67 or RMB18.6 per share and vest over 4 years.

Share option

The Group has used the binomial model to estimate the fair value of the options granted under the 2014 and 2015 Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions:

	2014	2015

Risk-free interest rate	2.99%	2.61%~ 2.833%
Contract life	10 years	10 years
Expected volatility range	50.48%	48.78%~ 48.96%
Expected dividend yield	0.00%	0.00%
Fair value of the underlying shares on the date of option grants (RMB)	13.32	16.23~22.63

The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

A summary of option activity under the 2014 Plan and 2015 Plan during the years ended December 31, 2013, 2014 and 2015 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB

Outstanding, as of January 1, 2013	4,429,040	0.1	8.03	—
Granted	3,599,400
Forfeited	(512,602)
Outstanding, as of December 31, 2013	7,515,838	0.1	8.10	—
Granted	8,892,833
Forfeited	(1,255,648)

Outstanding, as of December 31, 2014	15,153,023	0.1	8.60	—
Granted	4,472,745
Forfeited	(1,311,296)
Expired	(113,421)
Exercised	(1,626,197)

Outstanding, as of December 31, 2015	16,574,854	3.5	8.02	—

Expected to vest as of December 31, 2015	6,088,886	8.4	8.75	—
Exercisable as of December 31, 2015	9,670,638	0.1	7.53	163,806

The weighted-average grant-date fair value of the options granted in 2013, 2014 and 2015 were RMB5.93, RMB13.32 and RMB 13.43 per share.

The total intrinsic value of options exercised during the year ended December 31, 2015 was RMB 29,443.

As of December 31, 2015, there was RMB70,758 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 2.75 years.

Restricted share unit

Under the 2015 Plan, the Group granted 3,976,311 restricted share units to certain employees and senior management in 2015 and vest over 4 years. A summary of the restricted share units activities under the 2015 Plan during the year ended December 31, 2015 is presented below:

	Number of restricted share units	Weighted-Average Grant-Date Fair Value
		RMB
Outstanding, as of January 1, 2015	-
Granted	3,976,311	17.28

Outstanding, as of December 31, 2015	3,976,311	17.28

The Group recorded compensation expense of RMB11,506, RMB84,963 and RMB25,195 for both share options and restricted share units for the years ended December 31, 2013, 2014 and 2015, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Fulfillment	584	460	1,440
Sales and marketing	5,822	5,469	9,793
Technology and content	1,608	26,311	5,047
General and administrative	3,492	52,723	8,915

	11,506	84,963	25,195

16. Ordinary Shares

Upon the incorporation of the Company in December 2013, the Founding Shareholders of the Group subscribed 29,983,883 ordinary shares of the Company at par value of US$0.0001. In August 2014, the Company repurchased 1,925,063 ordinary shares from the Founding Shareholders. Upon the initial public offering in May 2015, the Company issued 37,950,000 Class A ordinary shares.

In November 2015, the Board of Directors of approved the Company to repurchase up to US$10,000 worth of its own outstanding American depositary shares over the course of the next 12 months from November 2015. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board of Directors of the Company will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases made under this program from its available cash balance. In December 2015, the Company repurchased 803,811 ordinary shares from the open market.

17. Convertible Redeemable Preferred Shares

On December 31, 2009 and August 19, 2010, Alibaba acquired 39.56% of equity interest of Shanghai Baozun with preference rights (“Series A equity interests”) for a total consideration of RMB32,732.

In January and June 2011, Crescent Castle and New Access acquired 27.55% of equity interests with preferential rights (“Series B equity interests) for a total consideration of RMB119,120. In January 2011, Alibaba further acquired 7.29% of Series B equity interests for a total consideration of RMB12,859.

Series B equity interests have preferential rights to Series A equity interests and ordinary shares in respect of redemption and distribution of proceeds upon liquidation. Series A and Series B equity interests are automatically redeemed at a price equal to the subscription price plus interest at a per annum compounded rate of 12.5% in the event a Qualified IPO does not occur by December 31, 2015. Both Series A and Series B equity interests are automatically converted into ordinary shares on a 1:1 basis upon a Qualified IPO, but have no other stated conversion rights.

In September 2012, a group of investors including existing preferred share investors acquired 27.62% of equity interests with preferential rights (“Series C1 equity interests) for an aggregate consideration of RMB266,240. The difference between the fair value of Series C1 Shares of RMB270,923 as determined by the Company with the assistance of independent valuation firm and the consideration paid by the investors was recognized as a deemed dividend in the amount of RMB4,683. Series C1 equity interests have preferential rights to Series B equity interests, Series A equity interests, and ordinary shares in respect of distribution of proceeds upon liquidation. Series C1 equity interests are automatically redeemed at a price equal to the subscription price plus interest at a per annum compounded rate of 15% in the event a Qualified IPO does not occur by December 5, 2017. Series C1 equity interests are automatically converted into ordinary shares on a 1:1 basis upon a Qualified IPO, but have no other stated conversion rights.

In conjunction with the issuance of Series C1 equity interests, Shanghai Baozun modified the terms of Series A equity interests and Series B equity interests to extend the date of mandatory redemption from December 31, 2015 to December 5, 2017. Subsequent to this modification, Series C1 equity interests, Series B equity interests, and Series A equity interests contain the same terms with the exception of priority in liquidation or redemption (i.e., Series C1 equity interests have priority over Series B equity interests, which have priority over Series A equity interests, which have priority over ordinary shares). The change to Series A equity interests and Series B equity interests in September 2012 were limited to an extension of the mandatory redemption date on failure of the Company to consummate a Qualified IPO from December 31, 2015 to December 5, 2017, the Company does not consider this change as an extinguishment of Series A equity interests and Series B equity interest as the impact of this change was not significant. The extension of the mandatory redemption date did not increase the value of convertible redeemable preferred shares.

Upon the Redomiciliation as described in Note 1, Investors exchanged all of their Series A equity interests, Series B equity interests and Series C1 equity interests into 19,622,241 Series A convertible redeemable preferred shares (“Series A Shares”), 26,532,203 Series B convertible redeemable preferred shares (“Series B Shares”) and 29,056,332 Series C1 convertible redeemable preferred shares (“Series C1 Shares”) of the Company, respectively (collectively, “Preferred Shares).

In August 2014, the Company repurchased 1,925,063 ordinary shares from the Founding Shareholders at a consideration of RMB20,964. At the same time, the Company issued 1,925,063 Series C2 convertible redeemable preferred shares (“Series C2 Shares”) at a consideration of RMB20,964 to several Series C1 investors. The difference between the fair value of Series C2 Shares of RMB37,630 as determined by the Company with the assistance of independent valuation firm and the consideration paid by the investors was recognized as a deemed dividend in the amount of RMB16,666.

In October 2014, the Company issued 7,504,324 shares of Convertible Redeemable Series D Preferred Shares (“Series D shares”), par value of US$0.0001 per share to Tsubasa Corporation (“Softbank”) at a price of US$3.20 (Equivalent of RMB19.69) per share for total consideration of RMB145,746.

All of the preferred shares were converted to ordinary shares immediately upon the completion of the Group’s initial public offering on May 21, 2015.

The following is the rollforward of the carrying amounts of Series A, Series B, Series C1, Series C2 and Series D shares for the three years ended December 31, 2013, 2014 and 2015:

	Series A	Series B	Series C1	Series C2	Series D
	RMB	RMB	RMB	RMB	RMB

January 1, 2013	44,187	162,195	258,923	—	—
Collection of subscription receivable of Series C1 Shares	—	—	12,000	—	—
Change in redemption value	5,523	17,987	37,925	—	—

December 31, 2013	49,710	180,182	308,848	—	—
Issuance of Series C2 Shares	—	—	—	20,964	—
Deemed dividend from issuance of Series C2 Shares				16,666
Issuance of Series D Shares	—	—	—	—	145,746
Change in redemption value	6,214	21,943	46,328	—	4,684

December 31, 2014	55,924	202,125	355,176	37,630	150,430

Change in redemption value	1,648	5,957	12,453	—	5,274
Conversion of Series A Preferred Shares to Class A ordinary shares	(57,572)	—	—	—	—
Conversion of Series B Preferred Shares to Class A ordinary shares	—	(208,082)	—	—	—
Conversion of Series C-1 Preferred Shares to Class A ordinary shares	—	—	(367,629)	—	—
Conversion of Series C-2 Preferred Shares to Class A ordinary shares	—	—	—	(37,630)	—
Conversion of Series D Preferred Shares to Class A ordinary shares	—	—	—	—	(155,704)

December 31, 2015	—	—	—	—	—

18. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB15,242, RMB20,339 and RMB35,947 for the years ended December 31, 2013, 2014 and 2015, respectively, for such benefits.

19. Segment Information

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decision about allocating resources and assessing performance of the group prior to the third quarter of 2015. Following the further expansion of the retail online platform business, the Group operated and reviewed its performance in two segments: (i) the brand e-commerce segment, which provides ecommerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Segment information in periods prior to the third quarter of 2015 was restated to be consistent with that of periods starting from third quarter of 2015. Furthermore, the Group's chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarize the Group’s revenue and total operating income (loss) generated by its segments.

	For Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB

Net Revenue
Brand e-commerce	1,521,836	1,555,404	2,528,969
Maikefeng	—	29,016	69,474

Total consolidated net revenue	1,521,836	1,584,420	2,598,443

Operating (loss) income
Brand e-commerce	(40,985)	(39,762)	63,734
Maikefeng	—	(17,094)	(55,283)

Total Operating (loss) income	(40,985)	(56,856)	8,451

The Group mainly operates in the PRC and most of the Group’s long-lived assets are located in the PRC. Most of the Group’s revenues are derived from the PRC.

Depreciation expense, including amortization of capitalized internal-use software costs and other corporate property and equipment depreciation expense, and share-based compensation expenses are allocated to all segments based on usage. The depreciation expense and share-based compensation expenses were mainly from the segment of brand e-commerce for the years ended December 31, 2013, 2014 and 2015.

20. Restricted Net Assets

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, The Company's entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The Company's subsidiaries and VIE, in accordance with the China Company Laws, must make appropriation from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus find is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group's PRC entities were nil, RMB638 and RMB1,610 for the years ended December 31, 2013, 2014 and 2015. The accumulated reserves as of December 31, 2013, 2014 and 2015 were nil, RMB638 and RMB2,248, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2015, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB 403,249.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2014	2015
	RMB	RMB	US$ Note 3
ASSETS
Current assets:
Cash and cash equivalents	144,814	254,213	39,244
Prepayments and other current assets	823	7,180	1,108
Amounts due from subsidiaries and VIE	535,852	764,883	118,079
Total current assets	681,489	1,026,276	158,431

Investments in subsidiaries and VIE	(194,926)	218,147	33,676
Investments in cost method investees other than subsidiaries and VIE	—	6,682	1,032
TOTAL ASSETS	486,563	1,251,105	193,139
LIABILITIES
Current liabilities:
Other current liabilities	38	9,165	1,417
Amounts due to related parties	7,469	7,469	1,153
Total current liabilities	7,507	16,634	2,570
TOTAL LIABILITIES	7,507	16,634	2,570

Convertible redeemable preferred shares:
Series A convertible redeemable preferred shares (US$0.0001 par value; 19,622,241 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB55,924 as of December 31, 2014; liquidation value of RMB49,098 as of December 31, 2014)	55,924	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value; 26,532,203 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB202,125 as of December 31, 2014; liquidation value of RMB198,088 as of December 31, 2014)	202,125	—	—
Series C1 convertible redeemable preferred shares (US$0.0001 par value; 29,056,332 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB355,176 as of December 31, 2014; liquidation value of RMB403,417 as of December 31, 2014)	355,176	—	—
Series C2 convertible redeemable preferred shares (US$0.0001 par value; 1,925,063 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB21,715 as of December 31, 2014; liquidation value of RMB31,445 as of December 31, 2014)	37,630	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value; 7,504,324 shares authorized, issued and outstanding as of December 31, 2014; redemption value of RMB150,430 as of December 31, 2014; liquidation value of RMB220,689 as of December 31, 2014)	150,430	—	—
SHAREHOLDERS' EQUITY(DEFICIT)
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 28,058,820 and 151,471,369 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	17	93	14
Additional paid-in capital	3,755	1,535,665	237,066
Subscription receivable	—	—	—
Accumulated deficits	(327,205)	(320,499)	(49,477)
Accumulated other comprehensive income	1,204	19,212	2,966
Total shareholders' equity(deficit)	(322,229)	1,234,471	190,569
TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY(DEFICIT)	486,563	1,251,105	193,139

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

		For year ended December 31,
	From Date of Inception to December 31, 2013	2014	2015
	RMB	RMB	RMB	US$ Note 3
Operating expenses:
General and administrative	—	(66)	(3,126)	(483)
Other operating income	—	-	1,399	216
Total operating expenses	—	(66)	(1,727)	(267)
Loss from operations		(66)	(1,727)	(267)
Interest income	—	-	1,175	182
Exchange loss	—	(2,414)	(471)	(73)
Equity in income (loss) of subsidiaries and VIE	(1,242)	(57,334)	23,644	3,651
Net income (loss)	(1,242)	(59,814)	22,621	3,493

Deemed dividend from issuance of convertible redeemable preferred shares	—	(16,666)	—	—
Change in redemption value of convertible redeemable preferred shares	(1,058)	(79,169)	(25,332)	(3,911)
Net loss attributable to ordinary shareholders	(2,300)	(155,649)	(2,711)	(418)

Net income (loss)	(1,242)	(59,814)	22,621	3,493

Foreign currency translation adjustment	(45)	1,249	18,008	2,780
Comprehensive income (loss)	(1,287)	(58,565)	40,629	6,273

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		For year ended December 31,
	From Date of Inception to December 31, 2013	2014	2015
	RMB	RMB	RMB	US$ Note 3
Cash flows from operating activities:
Net (loss) income	(1,242)	(59,814)	22,621	3,493
Adjustments to reconcile net loss to net cash used by operating activities:
Exchange loss	—	2,414	471	73
Equity in loss (income) of subsidiaries and VIE	1,242	57,334	(23,644)	(3,651)
Changes in other current liabilities	—	38	9,127	1,409
Net cash used in operating activities	—	(28)	8,575	1,324

Cash flows from investing activities:
Advances to subsidiaries and VIE	—	(5,932)	(229,031)	(35,357)
Investment in a cost method investee	—	—	(6,682)	(1,032)
Investments in subsidiaries	—	—	(366,234)	(56,536)
Net cash used in investing activities	—	(5,932)	(601,947)	(92,925)

Cash flows from financing activities:
Proceeds from amounts due to related parties	—	68,941	—	—
Repayment of amounts due to related parties	—	(61,472)	—	—
Proceeds from shareholders’ payment for ordinary shares	—	17	—	—
Proceeds from issuance of Series D convertible redeemable preferred shares, net	—	145,746	—	—
Proceeds from issuance of ordinary shares upon initial public offering, net	—	—	707,061	109,151
Proceeds from exercises of share options	—	—	11	2
Payment for ordinary shares repurchase	—	—	(13,958)	(2,155)
Advances for ordinary shares repurchase	—	—	(5,521)	(852)
Payment of initial public offering costs	—	(823)	—	—
Net cash provided by financing activities	—	152,409	687,593	106,146

Net increase in cash and cash equivalents	—	146,449	94,221	14,545
Cash and cash equivalents, beginning of year	—	—	144,814	22,355
Effect of exchange rate changes on cash and cash equivalents	—	(1,635)	15,178	2,344
Cash and cash equivalents, end of year	—	144,814	254,213	39,244

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)         Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)         The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3)         Translations of balances in the Additional Financial Information of Parent Company—Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2015 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.4778, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

4)         As of December 31, 2014 and 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

