Form 20-F/A
period 2015-12-31
Baozun Inc.
filed 2016-06-01
CIK 1625414

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

TABLE OF CONTENTS

EXPLANATORY NOTE	3
PART III	4
Item 18. FINANCIAL STATEMENTS	4
Item 19. EXHIBITS	4
SIGNATURES	6
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.3
EX-15.4

2

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of Baozun Inc. (the “Company”) for the fiscal year ended December 31, 2015, filed on April 8, 2016 (the “2015 Form 20-F”), amends the Company’s 2015 Form 20-F to include the consolidated financial statements of Automoney Inc. as of and for the fiscal year ended December 31, 2015 as required pursuant to Rule 3-09 of Regulation S-X by amending “Item 18—Financial Statements” and “Item 19—Exhibits.” The consolidated financial statements of Automoney Inc. were prepared and provided to the Company by Automoney Inc.

In addition, this Amendment No. 1 is also being filed for the purposes to:

•	amend the average GMV per GMV brand partner for the year ended December 31, 2015 on page 5 under the subsection of “Item 3. Key Information—A. Selected Financial Data” of the 2015 Form 20-F and page 56 under the subsection of “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Operations Overview” of the 2015 Form 20-F to RMB75 million; and

•	amend GMV of the Company’s Maikefeng platform in 2015 on page 6 under the subsection of “Item 3. Key Information—A. Selected Financial Data” of the 2015 Form 20-F and page 56 under the subsection of “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Operations Overview” of the 2015 Form 20-F to RMB213.5 million (US$33.0 million).

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the 2015 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the 2015 Form 20-F or reflect any events that have occurred after the 2015 Form 20-F was filed on April 8, 2016. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to April 8, 2016. Accordingly, this Amendment No. 1 should be read in conjunction with the 2015 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 8, 2016, including any amendments to such documents.

3

PART III

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Baozun Inc., its subsidiaries and variable interest entity are included on pages F-1 through F-38 of the 2015 Form 20-F, which was filed on April 8, 2016.

The consolidated financial statements of Automoney Inc. are incorporated herein by reference to Exhibit 15.3.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 3.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

2.2	Form of Deposit Agreement among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 15, 2015)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 15, 2015)

2.4	Amended and Restated Shareholders’ Agreement, dated as of October 29, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

2.5	Amendment Agreement to Amended and Restated Shareholders’ Agreement, dated as of December 11, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.2	2015 Share Incentive Plan (incorporated by reference to Exhibit 10.9 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

4.3	Form of Indemnification Agreement with the Registrant’s Directors and Officers (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

4.4	Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.3 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May8, 2015)

4.5	English Translation of Exclusive Technology and Services Agreement, dated as of April 1, 2014, between Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.6	English Translation of Exclusive Call Option Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of April 1, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.7	English Translation of Shareholders’ Voting Rights Proxy Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.6 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4

4.8	English Translation of Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Vincent Wenbin Qiu, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.9	English Translation of Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

8.1***	List of Significant Subsidiaries and Consolidated Affiliated Entity

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Consent of Independent Registered Public Accounting Firm

15.2***	Consent of Fangda Partners

15.3*	Consolidated Financial Statements of Automoney Inc. as of and for the Fiscal Year ended December 31, 2015.

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Auditors of Automoney Inc.

101.INS***	XBRL Instance Document.

101.SCH***	XBRL Taxonomy Extension Schema Document.

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF***	XBRL Taxonomy Extension Definition.

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE***	XBRL Taxonomy Presentation Linkbase Document.

*	Filed herewith
**	Furnished herewith

***	Previously filed

5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to this annual report on its behalf.

Baozun Inc.

By:	/s/ Beck Zhaoming Chen
Name:	Beck Zhaoming Chen
Title:	Chief Financial Officer

Date: June 1, 2016

6