Form 20-F
period 2016-12-31
Baozun Inc.
filed 2017-04-12
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

form 20-f

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Building B, No. 1268 Wanrong Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive offices)

Beck Zhaoming Chen, Chief Financial Officer

Building B, No. 1268 Wanrong Road

Shanghai 200436

The People’s Republic of China

Telephone: +86 21 8026-6000

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class American Depositary Shares, each representing three Class A Ordinary Shares, par value US$0.0001 per share Class A Ordinary Shares, par value US$0.0001 per share*	Name of each exchange on which registered The NASDAQ Stock Market LLC (The NASDAQ Global Select Market) The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

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

As of December 31, 2016, there were 159,411,982 ordinary shares outstanding, par value $0.0001 per share, being the sum of 146,111,244 Class A ordinary shares and 13,300,738 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;

•	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity;

•	“brand e-commerce” are to B2C e-commerce conducted through official brand stores or official marketplace stores;

•	“brand partners” are to companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Distribution GMV” are to the GMV under the distribution business model;

•	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;

•	“Non-distribution GMV” are to the GMV under the service fee business model and the consignment business model;

•	“O2O” are to online-to-offline and offline-to-online commerce;

•	“official brand stores” are to brands’ official online stores;

•	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“transaction value” are to the value of all purchases made through stores operated by a brand e-commerce service partner, as such term is used by Shanghai iResearch Co., Ltd, China, also known as iResearch Consulting Group, or iResearch; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made at a rate of RMB6.9430 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2016. As of April 7, 2017, the exchange rate for one U.S. dollar was RMB6.8978. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See also “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information”.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “could,” “would,” “plans,” “intends,” “believes,” “expects,” “projects,” “estimates” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Baozun (including its subsidiaries and variable interest entity) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with NASDAQ, or other stock exchanges.

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

The selected consolidated financial data presented below as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data for the three years ended December 31, 2014, 2015 and 2016 and selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data for the years ended December 31, 2012 and 2013, and selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations Data	For the year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	819,422	1,274,746	1,187,162	1,940,649	2,176,447	313,474
Services	135,042	247,090	397,258	657,794	1,213,828	174,828
Total net revenues	954,464	1,521,836	1,584,420	2,598,443	3,390,275	488,302
Operating expenses(1)
Cost of products	(808,063)	(1,245,832)	(1,086,133)	(1,735,820)	(1,921,856)	(276,805)
Fulfillment	(72,026)	(116,432)	(168,130)	(325,159)	(540,857)	(77,900)
Sales and marketing	(78,633)	(146,202)	(226,952)	(403,519)	(658,819)	(94,890)
Technology and content	(6,554)	(16,120)	(63,607)	(59,946)	(95,638)	(13,775)
General and administrative	(33,461)	(38,160)	(96,911)	(73,678)	(88,274)	(12,714)
Other operating income (expenses), net	(122)	(75)	457	8,130	5,235	754
Total operating expenses	(998,859)	(1,562,821)	(1,641,276)	(2,589,992)	(3,300,209)	(475,330)
Income (loss) from operations	(44,395)	(40,985)	(56,856)	8,451	90,066	12,972
Other income (expenses)
Interest income	122	4,574	3,156	8,834	11,869	1,709
Interest expense	(3,275)	(677)	(1,552)	—	—	—
Gain on disposal of investment	—	—	—	9,674	—	—
Exchange gain (loss)	314	(376)	(2,650)	(124)	320	46
Income (loss) before income tax and share of loss in equity method investment	(47,234)	(37,464)	(57,902)	26,835	102,255	14,727
Income tax benefit (expense)	—	(307)	(1,912)	6,022	(16,831)	(2,424)
Share of loss in equity method investment	—	—	—	(10,236)	—	—
Net income (loss)	(47,234)	(37,771)	(59,814)	22,621	85,424	12,303
Deemed dividend from issuance of convertible redeemable preferred shares	(4,683)	—	(16,666)	—	—	—
Change in redemption value of convertible redeemable preferred shares	(16,231)	(61,435)	(79,169)	(25,332)	—	—
Net loss attributable to noncontrolling interests	—	—	—	—	1,209	174
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(68,148)	(99,206)	(155,649)	(2,711)	86,633	12,477
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(2.27)	(3.31)	(5.31)	(0.03)	0.58	0.08

Selected Consolidated Statements of Operations Data	For the year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Diluted	(2.27)	(3.31)	(5.31)	(0.03)	0.53	0.08
Net income (loss) per ADS(2)
Basic	(6.81)	(9.93)	(15.93)	(0.08)	1.74	0.25
Diluted	(6.81)	(9.93)	(15.93)	(0.08)	1.59	0.23
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,983,883	29,983,883	29,314,067	102,987,119	149,935,100	149,935,100
Diluted	29,983,883	29,983,883	29,314,067	102,987,119	163,926,674	163,926,674
Non-GAAP Financial Measure(3):
Non-GAAP income (loss) from operations	(39,869)	(29,479)	28,107	33,646	124,251	17,896
Non-GAAP net income (loss)	(42,708)	(26,265)	25,149	47,816	119,609	17,227
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	(63,622)	(87,700)	(70,686)	22,484	120,818	17,401
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(6.36)	(8.76)	(7.23)	0.65	2.42	0.35
Diluted	(6.36)	(8.76)	(7.23)	0.59	2.21	0.32

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	(73)	(584)	(460)	(1,440)	(1,755)	(253)
Sales and marketing	(685)	(5,822)	(5,469)	(9,793)	(13,370)	(1,926)
Technology and content	(159)	(1,608)	(26,311)	(5,047)	(7,875)	(1,134)
General and administrative	(3,609)	(3,492)	(52,723)	(8,915)	(11,185)	(1,611)
	(4,526)	(11,506)	(84,963)	(25,195)	(34,185)	(4,924)

(2)	Each ADS represents three Class A ordinary shares.

(3)	See “—Non-GAAP Financial Measures”.

Selected Consolidated Balance Sheet Data	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Information
Cash and cash equivalents	270,077	154,156	206,391	787,257	917,319	132,121
Restricted cash	—	36,000	37,900	48,144	50,832	7,321
Accounts receivable, net	57,448	106,468	229,502	364,782	624,817	89,993
Inventories	72,412	133,347	242,978	334,347	312,071	44,948
Total assets	465,179	531,447	872,514	1,889,173	2,368,265	341,101

Accounts payable	56,978	173,810	300,007	457,493	526,461	75,826
Short-term borrowings	48,774	—	—	—	—	—
Total liabilities	144,504	225,082	393,458	654,702	796,253	114,685
Series A convertible redeemable preferred shares	44,187	49,710	55,924	—	—	—
Series B convertible redeemable preferred shares	162,195	180,182	202,125	—	—	—

Selected Consolidated Balance Sheet Data	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Series C-1 convertible redeemable preferred shares	258,923	308,848	355,176	—	—	—
Series C-2 convertible redeemable preferred shares	—	—	37,630	—	—	—
Series D convertible redeemable preferred shares	—	—	150,430	—	—	—
Baozun Inc. Shareholder’s equity/(deficit)	(144,630)	(232,375)	(322,229)	1,234,471	1,572,012	226,416
Total liabilities, convertible redeemable preferred shares and shareholders’ equity/(deficit)	465,179	531,447	872,514	1,889,173	2,368,265	341,101

The following table sets forth the following operating data for each period indicated:

	For the Year Ended December 31,
	2012		2013		2014		2015		2016
Number of brand partners as of the period end(1)	56		71		93		113		133
Number of GMV brand partners as of the period end(2)	53		61		78		95		122
Total GMV(3) (RMB in millions)	1,460.0	(4)	2,620.8	(4)	4,248.9	(4)	6,735.3	(4)	11,264.8	(4)
Distribution GMV(5)	958.7		1,491.2		1,371.5		2,262.7		2,534.1
Non-distribution GMV(6)	501.3		1,129.6		2,877.4		4,472.6		8,730.7
Average GMV per GMV brand partner(7) (RMB in millions)	30		46		61		75		102

(1)	Brand partners are defined as companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so.

(2)	GMV brand partners are defined as brand partners that contributed to our GMV during the respective periods.

(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

(4)	GMV of our Maikefeng platform was nil, nil, RMB33.9 million, RMB213.5 million, and RMB157.4 million (US$22.7 million) in 2012, 2013, 2014, 2015 and 2016, respectively.

(5)	Distribution GMV refers to the GMV under the distribution business model.

(6)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

(7)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation expenses. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of the non-GAAP measures facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, net income/(loss), net income (loss) attributable to ordinary shareholders of Baozun Inc., net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures in 2012, 2013, 2014, 2015 and 2016 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Income (loss) from operations	(44,395)	(40,985)	(56,856)	8,451	90,066	12,972
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	34,185	4,924
Non-GAAP income (loss) from operations	(39,869)	(29,479)	28,107	33,646	124,251	17,896

Net income (loss)	(47,234)	(37,771)	(59,814)	22,621	85,424	12,303
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	34,185	4,924
Non-GAAP net income (loss)	(42,708)	(26,265)	25,149	47,816	119,609	17,227

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(68,148)	(99,206)	(155,649)	(2,711)	86,633	12,477
Add: Share-based compensation expenses	4,526	11,506	84,963	25,195	34,185	4,924
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	(63,622)	(87,700)	(70,686)	22,484	120,818	17,401

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(6.36)	(8.76)	(7.23)	0.65	2.42	0.35
Diluted	(6.36)	(8.76)	(7.23)	0.59	2.21	0.32

Weighted average shares used in calculating net income (loss)
Basic	29,983,883	29,983,883	29,314,067	102,987,119	149,935,100	149,935,100
Diluted	29,983,883	29,983,883	29,314,067	102,987,119	163,926,674	163,926,674

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2016. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 7, 2017, the noon buying rate was RMB6.8978 to US$1.00.

The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

Period	Period End	Average(1)	High	Low
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
October 2016	6.7735	6.7303	6.6685	6.7819
November 2016	6.8837	6.8402	6.7534	6.9195
December 2016	6.9430	6.9198	6.8771	6.9580
2017
January 2017	6.8768	6.8907	6.8360	6.9575
February 2017	6.8665	6.8694	6.8517	6.8821
March 2017	6.8832	6.8940	6.8687	6.9132
April 2017 (through April 7, 2017)	6.8978	6.8903	6.8832	6.8978

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Continued demand from our existing and potential brand partners to use our services and solutions depends on whether e-commerce will continue to be widely accepted. While online retail has existed in China since the 1990s, only recently have large online retail companies become profitable. The long-term viability and prospects of the online retail business in China remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

•	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;

•	the trust and confidence level of online retail consumers in China, as well as changes in consumers’ demographics, tastes and preferences;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and

•	the development of fulfillment, payment and other ancillary services associated with online purchases.

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

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to optimize our brand partner base will be successful or will not have any material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their online sales due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

We provide brand e-commerce service to brand partners primarily pursuant to annual and tri-annual contractual arrangements. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our services and solutions and our fees and charges, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2016, net revenues related to our top three brand partners comprised approximately 19.8%, 18.9% and 12.4% of our total net revenues, respectively. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2016) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if such a brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us and we cannot assure you that our existing brand partners will renew their business relationships with us in the future.Net revenues related to our top 10 brand partners in the aggregate comprised approximately 73.8% of our total net revenues in 2016. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our existing brand partners do not allow us to sell products of, or provide similar services to, their competitors, which has restricted and may continue to restrict the development and expansion of our business, including without limitation, the business operation of Maikefeng, our online retail platform that we launched in 2014. We have a variety of products on Maikefeng, some of which may be manufactured or distributed by competitors of our existing brand partners. If the operation of Maikefeng is considered by such brand partners as a breach under relevant distribution and service contracts with them, they may request an early termination of such contracts and claim for damages or other liabilities against us, as a result of which our business operations and reputations may be materially and adversely affected. Further, with the expansion in our business, we may be subject to similar non-compete restrictions requested from existing and future brand partners. Compliance with such restrictions will limit our ability to expand our business. If we are found by these brand partners to be in violation of the non-compete restrictions, we may be subject to breach liabilities, as a result of which our financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.

We generate a substantial majority of our revenues from the solutions we provide on e-commerce channels, including but not limited to marketplaces, social media and mobile channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels.

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

A number of competitive factors could cause us to lose potential sales or to sell our services and solutions at lower prices or at reduced profitability, including:

•	Potential brand partners may choose to continue using or developing applications or building e-commerce teams or infrastructures in-house, rather than paying for our solutions and services;

•	The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;

•	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and devote greater resources to the promotion and sales of their products and services than we can;

•	Current and potential competitors may offer software that addresses one or more online channel management functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those solutions than we can; and

•	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

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

E-commerce channels could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses and unlawful access to e-commerce channels. Any material channel downtime or disruption could prevent us from providing services to our brand partners and reduce sales in stores operated by us. Because we operate on a limited number of e-commerce channels, the adverse effects of such downtime and disruption could be significant to our operations as a whole.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain brand partners and provide quality customer services. Any system interruptions caused by telecommunications failures, errors encountered during system upgrades or system expansions, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our technology platform, degraded order fulfillment performance, or additional shipping and handling costs may, individually or collectively, materially and adversely affect our business, reputation, financial condition and results of operations.

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

We have historically incurred significant net losses. Although we have achieved profitability since 2015, we may not be able to maintain profitability.

We incurred net losses of RMB37.8 million and RMB59.8 million during the years ended December 31, 2013 and 2014, respectively. Although we recorded net income of RMB22.6 million during the year ended December 31, 2015 and net income of RMB85.4 million (US$12.3 million) during the year ended December 31, 2016, we may not be able to continue to achieve profitability and even if we were able to continue to attain profitability on an annual basis, we may not be able to sustain profitability on a quarterly basis. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase the scale of our operations. To continue to achieve profitability, we will need to increase our revenue sufficiently to offset these higher expenses or increase sales of the products and services that have higher profitability or significantly reduce our expense level and if we are forced to reduce our expenses, our growth strategy could be compromised. If we are not able to maintain profitability, the value of our company and our ADSs could decline significantly.

In addition, our growth and profitability are affected by our revenue mix, which may vary over time because we work with our brand partners under different combinations of business models to achieve their objectives. Accordingly, our historical performance may not be indicative of future operating results.

We may not be successful in growing our Maikefeng platform.

In March 2014, we launched our online retail platform, Maikefeng, which offers authentic and high-quality products at discounted prices through our Maikefeng mobile application. In May 2015, we opened up our Maikefeng platform to third-party sellers to diversify its product offerings and improve operational efficiency. We review the performance of our Maikefeng business as a separate segment and we recorded operating loss of RMB17.1 million, RMB55.3 million, and RMB53.8 million (US$7.7 million) from this segment in 2014, 2015 and 2016, respectively. We may not be able to increase GMV from Maikefeng segment as we have had a relatively short history in operating an online retail platform and we completed the transition of Maikefeng from a proprietary retail channel to an open marketplace only in May 2015. The operational mechanism is relatively new to us and the supplier relationships, customer acquisition dynamics and other requirements for our online marketplace may not be the same as those for our online direct sales operations, which may create challenge to the management of our Maikefeng platform. In addition, we do not have as much control over the storage and delivery of products sold on our online marketplace as we do over the products sold directly by ourselves. If any third-party seller does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form contract with third-party seller, the reputation of our platform and our brand may be materially and adversely affected, and we could face claims that we should be held liable for losses. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

Our expansion into new product categories may expose us to new challenges and more risks.

We currently serve brand partners in the apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance and automobile categories. In the future, we may provide services to brand partners in new product categories in which we have limited experience and operating history. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

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

We have made investments in third parties that are complementary to our business and operations. In the future, we may pursue strategic alliances or joint ventures and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

In addition, we may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. For example, we recorded a net loss of RMB0.6 million on our investment in Automoney Inc., or Automoney, an automobile performance solution provider in the PRC which we jointly established with an unrelated party investor, in 2015. We may be required to perform impairment assessment and recognize impairment loss on any of our other investments in the future. Any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

We may fail to expand effectively to international markets.

We have been expanding and will continue to expand our business internationally, which may cause our business to be susceptible to international business risks and challenges. We started offering our brand partners end-to-end solutions in Hong Kong in 2013. In October 2014, we established Taiwan Baozun Corporation, a wholly-owned subsidiary, to expand our provision of brand e-commerce service to Taiwan. In October 2015, we established Baozun (Japan) Limited, a wholly-owned subsidiary, seeking to introduce more Japanese brands to Chinese consumers. In September 2016, we established our joint venture of Shanghai Baozun-CJ E-commerce Co., Ltd., or Baozun-CJ, to introduce highly sought-after Korean brands to Chinese consumers. International operations are subject to inherent risks and challenges that could adversely affect our business, such as compliance with international legal and regulatory requirements and managing fluctuations in currency exchange rates. We cannot assure you that our various international expansion efforts can be completed as planned or achieve the intended results. Any negative impact from our international business efforts could also negatively impact our business, operating results and financial conditions as a whole. In addition, we may face additional competition from local companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local customers.

If we fail to manage our accounts receivable and inventories effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Under the distribution model, we generally grant a credit period of no more than two weeks to the customers of our products. Under the service fee model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2014, 2015, and 2016, our accounts receivables amounted to RMB229.5 million, RMB364.8 million, and RMB624.8 million (US$90.0 million), respectively. Our accounts receivables turnover days were 39 days, 42 days, and 53 days in 2014, 2015 and 2016. The increases in the amount of our accounts receivables and the accounts receivables turnover days were due to the increase in our revenues generated from services. Our inventories was RMB243.0 million,,RMB334.3 million and RMB312.1 million (US$44.9 million) as of December 31, 2014, 2015 and 2016, respectively.

The amount and turnover days of our accounts receivables and inventories may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

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

Any suspension or termination of our cooperation with Cainiao may have a material and adverse effect on our business and results of operation.

In September 2016, we signed a warehousing service cooperation agreement with Zhejiang Cainiao Supply Chain Management Co., Ltd., a wholly-owned subsidiary of Cainiao Network Technology Co., Ltd., or Cainiao, a logistics data platform operator affiliated with Alibaba Group Holding Limited, or Alibaba Group, which allowed us to provide warehousing services to a wider variety of merchants through Cainiao’s logistics data platform. Operations of our warehouse and cooperation with Cainiao and any third-party seller are subject to challenges that could adversely affect our business. To guarantee our performance under the cooperation agreement with Cainiao, we are required to make a performance deposit with Cainiao and Cainiao may deduct from our deposit under certain circumstances if we fail to meet their standards. In addition, failure by us to comply with the terms of the cooperation agreement or any suspension or termination of our cooperation agreement with Cainiao could harm our reputation, reduce the utilization of our warehousing services, prevent us from enjoying the benefits provided by Cainiao’s logistics data platform, and thus materially and adversely affect our business operations and financial condition.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and logistics network and our ability to accurately take orders from Cainiao’s logistics data platform and fulfill the orders. Our fulfillment and logistics infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our fulfillment and logistics infrastructures were rendered incapable of operations, then we may be unable to fulfill any orders. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Negative publicity, including negative internet postings, about us, our Baozun brand, management, brand partners and product offerings may have a material adverse effect on our business, reputation and the trading price of our ADSs.

Negative publicity about us, our Baozun brand, management, brand partners and product offerings may arise from time to time. Negative comments about the stores operated by us, products offered in such stores, our business operation and management may appear in internet postings and other media sources from time to time and we cannot assure you that other types of negative publicity of a more serious nature will not arise in the future. For example, if our customer service representatives fail to satisfy the individual needs of our consumers, our consumers may become disgruntled and disseminate negative comments about our product offerings and services. In addition, our brand partners may also be subject to negative publicity for various reasons, such as consumers’ complaints about the quality of their products and related services or other public relation incidents of such brand partners, which may adversely affect the sales of products of these brand partners in the stores operated by us and indirectly affect our reputation.

Moreover, negative publicity about other online retailers or e-commerce service providers in China may arise from time to time and cause consumers to lose confidence in the products and services we offer. Any such negative publicity, regardless of veracity, may have a material adverse effect on our business, our reputation and the trading price of our ADSs.

If counterfeit products are sold in the stores or platform we operate, our reputation and financial results could be materially and adversely affected.

We represent reputable brands, and we source goods from our brand partners directly or through third party procurement agents authorized by our brand partners. However, their measures of safeguarding against counterfeit products sold through e-commerce may not be adequate. Although we have indemnity clauses in most of our contracts with our brand partners, sales could decline and we may suffer reputational harm. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit products sold through the stores or platform we operate, we may be subject to lawsuits, severe administrative penalties and criminal liability. We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit products sold through the stores or platform we operate may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our business operations and financial results.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Industry and Commerce, or the SAIC, and the State Food and Drug Administration. These government authorities promulgate and enforce regulations that cover many aspects of operation of online retailing and distribution of products such as food and medical devices, including entry into these industries, scope of permitted business activities, licenses and permits requisite for business operation, and restriction on foreign investments. We are required to hold a number of licenses and permits in connection with our business operation. For example, we were historically required to obtain a food distribution permit to operate the food distribution business under the Administrative Measures on Food Distribution Permits, or the Food Distribution Measures, issued by the SAIC in July 2009. With the Administrative Measures for the Permit of Food Business released by China Food and Drug Administration in August 2015 and the abolishment of the Food Distribution Measures in November 2015, the food distribution permit would be gradually replaced by the food business permit commencing from October 2015, and we are required to apply for food business permits upon the expiration of the food distribution permits currently held by us. In addition, historically we were required to obtain the approval for the establishment of a foreign-invested enterprise, or an FIE, engaging in the sales of goods over the internet under the Administrative Measures on Foreign Investment in the Commercial Sector, or the Commercial Sector Measures, issued by the MOFCOM in 2004 and amended in 2015. With the abolishment of the Commercial Sector Measures in November 2016, the establishment of a foreign-invested commercial enterprise specializing in online sales may be subject to filing with the competent counterpart of the MOFCOM. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order for them to sell products themselves or through our e-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will not be required to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits or to obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 29, 2015, which came into effect on March 1, 2016 and specifies that information services provided through mobile networks are recognized as internet information services, and service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining an ICP license covering internet information services rendered through mobile network. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a value-added telecommunication license covering online data processing and transaction processing services. With the expansion of our business via mobile channels, in particular, because our Maikefeng platform now primarily serves as a marketplace platform, our PRC subsidiaries and variable interest entity, or VIE, may therefore be required to obtain such ICP license or expand the current scope of our ICP license held through our VIE to cover internet information services rendered through mobile network or to cover other scopes such as online data processing and transaction processing service that may be required by the government authorities from time to time.

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

Our leased property interests and title with respect to certain land and buildings we may acquire may be defective and our right to lease and use the properties affected by such defects may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could cause significant disruption to our business.

We leased 23 premises in Mainland China, Hong Kong and Taiwan for our offices, customer service center and warehouses as of December 31, 2016. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. In addition, we may acquire certain land use right and titles in the relevant buildings for business operation purposes from time to time. For example, we have entered into contracts to acquire the land use right and buildings located in Suzhou, China. See “Item 4. Information on the Company—D. Property, Plants and Equipment.” Our intended use of the land and buildings we may acquire may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us or our Maikefeng platform were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. We have historically encountered some call back of the products sold to consumers through our online store due to defective products, which has caused adverse effect on our operations. Any future product liability claim or large scale of call back due to defective products discovered, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business and financial condition.

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

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2016, we employed a total of 303 logistics personnel. We may hire additional employees in connection with the strengthening of our fulfillment capabilities. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. As of December 31, 2016, approximately 14.1% of our work force was dispatched by third-party labor service agents. Such labor arrangement does not fully comply with the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, issued in January 2014, which became effective on March 1, 2014, that provides the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. These Interim Provisions require us to formulate a plan to reduce the number of our dispatched contract workers to comply with such statutory requirement prior to March 1, 2016. An employer is not permitted to hire any new dispatched contract worker until the number of its dispatched contract workers has been reduced to below 10% of the total number of its employees. In addition, under the Labor Contract Law amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost.

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$720) to RMB10,000 (US$1,440) per dispatched worker.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the National People’s Congress Standing Committee, the MIIT and the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. For example, the National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which will become effective on June 1, 2017, and strengthens the administration on cyber security. See “ — Substantial uncertainties exist with respect to the newly enacted Cybersecurity Law as well as any impact it may have on our business operations.” We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

As we expand our operations, we will be subject to additional laws in other jurisdictions where our brand partners, consumers and other customers are located. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Substantial uncertainties exist with respect to the newly enacted Cybersecurity Law as well as any impact it may have on our business operations.

On November 7, 2016, China enacted its Cybersecurity Law, which will take effect on June 1, 2017, to establish more stringent requirements for network operators. Among others, network operators in the PRC are required to take necessary actions to prevent security attacks and data loss, including data classification and backup and encryption. Furthermore, the Cybersecurity Law systematically specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request for such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

We may be deemed a ‘‘network operators’’ and thus will be subject to the various requirements under the Cybersecurity Law. Furthermore, if we are deemed to be an operator of critical information infrastructure, we may be subject to higher standards. However, because the law is newly enacted, there remains high uncertainty in the interpretation and enforcement of the law. In particular, due to lack of details on the implementation of the Cybersecurity Law, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, order of rectification, confiscation of illegal gains, revocation of the business permit or license and other government actions.

Finally, we procure equipment or software for storage, encryption and decryption from time to time. It remains unclear whether such equipment or software will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of criteria or standards in the Cybersecurity Law. As such, we cannot assure that the equipment and software we have procured or may procure in the future comply with the requirements, and we may incur additional costs to comply with the requirements. For the summary of Cybersecurity Law, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Cybersecurity.”

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

We may be accused of infringing intellectual property rights of third parties and violating content restrictions of relevant laws.

Third parties may claim that the technology or content used in our operation of online stores or our service offerings infringe upon their intellectual property rights. We have been in the past subject to non-material legal proceedings and claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims. In addition, we have registered or are in the process of registering some marks we used for our business but some of our applications have been or may be rejected by the governmental authority. As some third parties have already registered or may register the trademarks which are similar to the marks we used in our business, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, we may be required to explore the possibility of acquiring these trademarks from, or entering into exclusive licensing agreements with the third parties, which will cause us to incur additional costs.

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

We place our cash and cash equivalents with authorized financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the State Council promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$72,015). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, and the “Brexit” referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and data center services industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product growth slowed to 6.7% in 2016. There have been concerns over unrest in the Middle East and Africa. There have also been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We have been subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the NASDAQ Global Select Market after the completion of our initial public offering in May 2015. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ended December 31, 2016, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act of 2002. In addition, when we cease to be an “emerging growth company” as the term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2016. In addition, our independent registered public accounting firm attested the effectiveness of our internal control over financial reporting and reported that our internal control over financial reporting was effective as of December 31, 2016. See “Item 15. Controls and Procedures.” If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

Foreign ownership of certain types of internet businesses, such as internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational E-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China, other requirements provided by the Administrative Rules for Foreign Investments in Telecommunications Enterprises (such as the track record and experience requirement for a major foreign investor) still apply. It is unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities.

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. We do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our PRC consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, however, holds an ICP license and has developed an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder and a shareholder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. We did not record any revenues from Shanghai Zunyi in 2012 and 2013, and revenues from Shanghai Zunyi contributed to 1.3%, 3.6%, and 3.0% of our total net revenues in 2014, 2015, and 2016, respectively.

We entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

•	exercise effective control over Shanghai Zunyi;

•	receive substantially all of the economic benefits of Shanghai Zunyi; and

•	have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Zunyi when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as our VIE.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft.

If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of our VIE;

•	shutting down our website, or discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and VIE;

•	imposing fines, confiscating the income from our VIE, or imposing other requirements with which we or our VIE may not be able to comply; or

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE.

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

Although a substantial majority of our revenue has historically been generated by our PRC subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Zunyi and its shareholders to operate our Maikefeng platform and hold our ICP license to enable us to develop online marketplaces. Such contractual arrangements include: (i) an exclusive technology service agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; (ii) an exclusive call option agreement which will remain in effect until all the equity interests and assets that are the subject of such option agreement are transferred to Shanghai Baozun or its designated entities or individuals; (iii) a proxy agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; and (iv) equity interest pledge agreements which will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “—Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award enforcement proceedings, which would require additional expenses and delay.

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

Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are the shareholders of our VIE, Shanghai Zunyi. Mr. Vincent Wenbin Qiu is our co-founder, chairman and chief executive officer, while Mr. Michael Qingyu Zhang is our co-founder and a shareholder. They may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with Shanghai Zunyi to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Mr. Vincent Wenbin Qiu is also a director of our company. We rely on Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Shanghai Zunyi, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Baozun, our wholly-owned subsidiary in China, Shanghai Zunyi, our VIE in China, and its shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Zunyi’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Zunyi for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Shanghai Zunyi for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay punitive interest.

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

A substantial majority of our operations are conducted in the PRC and a substantial majority of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

As an online distributor of goods, we are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. For example, we are subject to laws in relation to advertising and online promotion, such as the Advertising Law, Pricing Law, Anti-Unfair Competition Law, Interim Measures for the Administration of Internet Advertising, and also consumer protection laws that are applicable to retailers. In the past, we have been subject to non-material administrative proceedings and penalties due to non-compliances with such laws and regulations and may continue to be subject to allegations of non-compliance with such laws and regulations in the future. Such allegations, which may or may not have merit, may result in administrative penalties and other costs to us, and we may need to adjust some of our advertising and promotional practices as a result.

If these regulations were to change or if we are found to be in violation with them, we may need to spend additional costs to rectify non-compliance, adjust our business practices and could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered by us and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthened the protection of consumers and imposed more stringent requirements and onerous obligations on businesses, especially businesses that operate on the internet.

Pursuant to the amended Consumer Protection Law, consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchase the goods over the internet. Consumers whose interests have been damaged due to their purchase of goods online may claim damages against sellers. Moreover, if we deceive consumers or knowingly sell substandard or defective products, we would not only be required to compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Operators of online marketplace platforms, such as our VIE, Shanghai Zunyi, which business includes operation of our Maikefeng platform, and Tmall and JD.com who have partnered with us, are also subject to stringent obligations under the amended Consumer Protection Law. For example, where platform operators are unable to provide the real names, addresses and valid contact details of the sellers, the consumers may also claim damages from the platform operators. Operators of online marketplace platforms that know or should have known that sellers use their platforms to infringe upon legitimate rights and interests of consumers but fail to take necessary measures will bear joint and several liabilities with the sellers. As such, we are subject to such risks as the operator of Maikefeng platform. In addition, operators of online marketplace platforms that we partner with may take measures and impose stricter requirements on us or our brand partners as a reaction to their enhanced obligations under the amended Consumer Protection Law.

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

The regulation of the CSRC and other regulations establish more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

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

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million (US$57.6 million) in the year prior to any proposed joint venture formation or acquisition would be subject to MOFCOM merger control review. As a result of our size, many of the transactions we have taken or may undertake could be subject to MOFCOM merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, MOFCOM has not accepted merger control filings for any transaction involving parties that adopt a variable interest entity structure. If MOFCOM’s practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we have taken or may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 from June 1, 2015. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

Mr. Vincent Wenbin Qiu, Mr. Junhua Wu and Mr. Michael Qingyu Zhang have completed initial filings with the local counterpart of SAFE relating to their investments in us. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises.

We may transfer funds to our directly owned subsidiaries which are FIEs under PRC laws or finance such FIEs by means of shareholder loans or capital contributions upon completion of our offerings. Any such loans to our FIEs cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE or a multiple of the FIE’s net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Furthermore, any capital contributions we make to FIEs shall be field with the MOFCOM or its local counterparts. We may not be able to obtain these government registrations, filing or approvals on a timely basis, if at all. If we fail to receive such registrations, filing or approvals, our ability to provide loans or capital contributions to the FIEs in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated Circular 45 on November 16, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. In addition, foreign-invested companies may not change how they use such capital without SAFE’s approval, and may not in any case use such capital to repay RMB loans if proceeds of such loans have not been utilized. Violations of Circular 142 or Circular 45 may result in severe penalties. On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. As a result, the applicable circulars may significantly limit our ability to transfer the net proceeds from our initial public offering and subsequent offerings or financings to our FIEs, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

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

In addition, the State Administration of Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of our ADSs or shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2016, we had restricted net assets of RMB427.4 million (US$61.6 million).

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

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Circular 698 and Bulletin 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Circular 698 and Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations. In addition, the sales of our ADSs or shares held by our PRC individual employees after their exercise under relevant incentive plans are also subject to PRC individual income tax.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the People’s Bank of China, or the PBOC, allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars.

Risks Related to Our Ordinary Shares and ADSs

The trading price of our ADSs has been and is likely to continue to be volatile, which could result in substantial losses to our shareholders.

The trading price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other e-commerce companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online retail market;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs; and

•	proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2017, we had 159,967,450 ordinary shares outstanding, including 146,666,712 Class A ordinary shares, among which 80,761,830 Class A ordinary shares were represented by ADS (excluding 10,400,409 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program), and 13,300,738 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our offerings will be freely transferable by persons other than our ‘‘affiliates’’ without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. Some ordinary shares outstanding after our offerings will be available for sale, upon the expiration of the lock-up periods (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent a substantial amount of shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief operating officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu represent 33.6% and 13.9% of the aggregate voting power of our company, respectively, as of March 31, 2017. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

We are exempted from certain corporate governance requirements of the NASDAQ Stock Market Rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NASDAQ Global Select Market. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

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

In addition, in July 2016, our board of directors approved an amendment to our 2015 Share Incentive Plan, or the 2015 Plan, to increase the number of Class A ordinary shares reserved for issuance under our 2015 Plan, and we followed our home country practice that does not require shareholder approval for such amendment.

We have relied on and intend to continue to rely on some of these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Stock Market Rules.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We incur increased costs as a result of being a public company, particularly when we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Select Market, imposes various requirements on the corporate governance practices of public companies. We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Compliance with these rules and regulations has increased and will continue to increase our legal and financial compliance costs and has made and will continue to make some corporate activities more time-consuming and costly. When we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. In addition, we have incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect these rules and regulations to increase our legal and financial compliance costs, but we cannot predict or estimate the additional costs we may incur or the timing of such costs.

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

We believe we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2016, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

If we were treated as a PFIC, such characterization could result in adverse United States federal income tax consequences to a United States investor. For example, if we were treated as a PFIC, our United States investors could become subject to increased tax liabilities under United States federal income tax laws and regulations and would become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

In March 2010, we incorporated our wholly-owned subsidiaries, Shanghai Bodao E-Commerce Limited, or Shanghai Bodao, and Shanghai Yingsai Advertisement Limited, or Shanghai Yingsai, in China. In December 2011, to further develop our e-commerce solutions business, we incorporated our wholly-owned subsidiary, Shanghai Fengbo E-Commerce Limited, or Shanghai Fengbo, in China. Shanghai Fengbo and Shanghai Bodao provide brand e-commerce solutions to our brand partners, and Shanghai Yingsai provides marketing services to our brand partners. As we began to expand our business outside of mainland China, we established Baozun Hongkong Limited in September 2013, which serves as our operation center in Hong Kong. In December 2013, we incorporated our holding company, Baozun Cayman Inc., under the laws of the Cayman Islands. We incorporated Baozun Hong Kong Holding Limited in January 2014 to develop our e-commerce solutions business in Hong Kong and internationally.

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

In October 2015, we established Baozun (Japan) Limited, a wholly-owned subsidiary, seeking to introduce more Japanese brands to Chinese consumers.

In September 2016, we established our joint venture, Baozun-CJ, with CJ O Shopping, a division of CJ Group, a Korean culture and lifestyle conglomerate, to introduce highly sought-after Korean brands to Chinese consumers.

In July 2016, we established a wholly-owned subsidiary, Baotong E-Logistics Supply Chain (Suzhou) Co., Ltd., or Baotong E-Logistics, to provide warehousing and logistics solutions. In March 2017, we established another wholly-owned subsidiary, Baotong E-Logistics Technology (Suzhou) Limited to substitute Baotong E-Logistics in providing warehousing and logistics solutions.

On May 21, 2015, our ADSs commenced trading on NASDAQ under the symbol “BZUN.”

In December 2016, we completed a follow-on public offering of our ADSs, in which we issued and sold an aggregate of 9,000,000 Class A ordinary shares represented by 3,000,000 ADSs at US$12.25 per ADS and the selling shareholders sold an aggregate of 3,000,000 ADSs. The aggregate price of the offering amount registered and sold by us was approximately US$36.8 million, of which we received net proceeds of approximately US$33.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As a holding company, our ability to pay dividends depends upon dividends and other distributions on equity paid to us by our principal operating subsidiaries. Pursuant to PRC laws and regulations, our wholly-owned subsidiaries may pay dividends only out of their retained earnings, and are required to set aside a portion of their net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends.

Our principal executive offices are located at Building B, No. 1268 Wanrong Road, Shanghai 200436, the People’s Republic of China. Our telephone number at this address is +86 21 8026-6000. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017. Our Internet address is www.baozun.com. The information on our website is not a part of this document.

B.	Business Overview

We are the leading brand e-commerce service partner in China, with a market share of approximately 22% as measured by transaction value in 2015, according to iResearch. We help brands execute their e-commerce strategies in China by selling their goods directly to consumers online or by providing services to assist with their e-commerce operations. Our integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. We deliver omni-channel solutions to create seamless shopping experience across various touch points online and offline, enabling optimal and consistent branding and generating sales results that reflect our brand partners’ unique e-commerce proposition.

With e-commerce in China growing rapidly in scale, more global brands view e-commerce as a critical part of their China expansion strategy. However, as the industry also grows in complexity, brands rely on us as their trusted partner to provide local knowledge and industry expertise in executing and integrating e-commerce strategies. This helps our brand partners avoid significant investment and risk associated with establishing and maintaining their own local infrastructure and developing their own capabilities.

The number of our brand partners grew from 93 as of December 31, 2014 to 113 as of December 31, 2015 and to 133 as of December 31, 2016. These brands encompass diverse categories, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance and automobiles. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Our end-to-end brand e-commerce capabilities allow us to leverage brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, as well as on social media platforms such as WeChat and Weibo. In May 2016 and January 2017, we were consecutively recognized by Tmall as its six-star e-commerce service partner based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. This was the highest ranking awarded to any Tmall e-commerce service partner. We also help our brand partners devise and execute O2O strategies to integrate their online and offline retail networks.

Our store operation capabilities, logistics network and warehousing resources are crucial to our success. We provide our brand partners with customized solutions and dedicated personnel with relevant industry expertise and brand-specific training in operating e-commerce stores. We partner with leading nationwide and local logistics service providers to ensure reliable and timely delivery. We are recognized by SF Express, one of the largest Chinese express delivery companies, as one of its top five customers in China. We are able to achieve next-day delivery in over 100 cities across China. As of December 31, 2016, we operate seven warehouses with an aggregate gross floor area of 174,943 square meters and a capacity of 600,000 inbound pieces and 1,100,000 outbound pieces per day. Our warehouse management system can be customized to accommodate differences in product specifications and handle requirements specific to categories ranging from apparel and consumer electronics to beauty and health products. In September 2016, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, became a partner of Cainiao, a leading logistics data platform operator affiliated with Alibaba Group, which enabled us to provide best-in-class services to a wider variety of merchants through Cainiao’s logistics data platform.

Technology is key to our success and rapid expansion. By leveraging our proprietary and scalable technology infrastructure and systems, we are able to provide integrated e-commerce solutions that synchronize marketing campaigns, centralize inventory management, order fulfillment and customer service, and collect and analyze real-time consumer behavior and transaction data across internet, mobile and offline channels. For example, our ‘‘NEBULA+’’ platform enables us to efficiently set up and operate our brand partners’ official brand stores and WeChat stores and achieve centralized store management. Our ShopDog O2O merchant tool allows brand partners to tightly integrate their inventories across offline and online channels, and to sell inventory in offline stores through online stores. The scalability of our systems, built on modular implementation and deep vertical knowledge across the e-commerce value chain, allows us to provide customized solutions efficiently across categories and channels, and support a growing array of transactions as we add new brands, integrate new channels and accommodate peaks and surges in consumer demand. In addition, we appreciate the importance of information security and have built a solid information security management system as evidenced by the ISO27001 certification awarded to us in December 2015.

We continue to win brands’ loyalty with our track record of converting their sales and marketing plans into structured solutions that consistently deliver measurable sales results. We collect valuable consumer behavior data through CRM, our proprietary customer relationship management system. We have also developed our Business Intelligence software, which enables real-time analysis of transaction data across online and mobile channels to make more targeted and insightful marketing recommendations to our brand partners. We believe that our relationships with brand partners will be further strengthened as we increase our solution offerings on more channels, launch more marketing initiatives and campaigns and increase the sales of our brand partners.

Depending on each brand partner’s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our three business models: distribution model, consignment model and service fee model. Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us. Under the consignment model and the service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing and customer service to our brand partners and other customers. Under the consignment model, in addition to these services, we also provide warehousing and fulfillment services. We have been shifting from the distribution model to the consignment model and the service fee model since 2015, which have enabled us to reduce inventory exposures and enhance our profitability. In 2014, 2015, and 2016, GMV from distribution model, or distribution GMV, contributed 32.3%, 33.6%, and 22.5% of our total GMV, respectively.

We generate revenues from two revenue streams: (i) product sales and (ii) services. We derive product sales revenues primarily through selling products on behalf of brand partners to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the consignment model and the service fee model. For services provided under the consignment model and service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled.

Beginning in the third quarter of 2015, we have had two reportable operating segments: (i) the brand e-commerce segment that provides a variety of e-commerce services to our brand partners and other customers, and (ii) the Maikefeng segment that operates our online retail platform.

Our GMV was RMB4,248.9 million, RMB6,735.3 million and RMB11,264.8 million (US$1,622.5 million) in 2014, 2015 and 2016, respectively. In 2014, 2015 and 2016, our total net revenues were RMB1,584.4 million, RMB2,598.4 million, and RMB3,390.3 million (US$488.3 million), respectively. For the same periods, net revenues from product sales accounted for 74.9%, 74.7%, and 64.2%, respectively, of our total net revenues. We incurred net loss of RMB59.8 million in 2014, and recorded net income of RMB22.6 million and RMB85.4 million (US$12.3 million) in 2015 and 2016, respectively. We had non-GAAP net income of RMB25.1 million, RMB47.8 million, and RMB119.6 million (US$17.2 million) in 2014, 2015 and 2016, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

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

Depending on each brand partner’s specific needs and characteristics of its industry category, our brand partners utilize one or a combination of our solutions under one of or a combination of our business models:

•	distribution model;

•	consignment model; and

•	service fee model.

We derive revenues under our business models as follows:

•	Product sales revenues. We derive product sales revenues when we sell products to consumers under the distribution model.

•	Services revenues. We derive services revenues under the service fee model and consignment model.

In 2014, 2015 and 2016, net revenues from product sales accounted for 74.9%, 74.7% and 64.2%, respectively, of our net revenues. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives. Accordingly, our revenue mix may vary over time.

Business Models

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Depending on each brand partner’s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our three business models: distribution model, consignment model and service fee model.

Distribution Model

Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us. In order to generate product sales, we utilize every aspect of our e-commerce capabilities. Specifically, we utilize our IT and store operation capabilities to set up and operate online stores, including brand stores and marketplace stores. We utilize our warehousing and fulfillment capabilities to store and deliver goods to our consumers. We utilize our customer service capability to facilitate sales and ensure our consumers are satisfied. In order to increase our product sales, we utilize our digital marketing capabilities to boost site traffic and transaction volume. When we operate stores under the distribution model, the sites will typically indicate that Baozun is the seller of the products and, when we deliver goods to our consumers, the invoices and tax receipts will typically bear our name instead of those of our brand partners.

Service Fee Model

Under the service fee model, we provide one or more of the following services in exchange for service fees:

•	IT solutions;

•	online store operation;

•	digital marketing; and/or

•	customer service.

Consignment Model

Under the consignment model, in addition to the above services we may offer under the service fee model, we also provide warehousing and fulfillment services, whereby our brand partners stock goods in our warehouses for future sales and we are responsible for delivering goods to customers. In contrast with the distribution model, however, we do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in selecting suppliers and generally are not involved in determining product specifications. We may also facilitate our brand partners’ online sales of goods as an agent and charge our brand partners commission fees based on a pre-determined formula.

Brand E-commerce and Maikefeng

End-to-end Brand E-commerce Capabilities for Brand Partners

Our integrated brand e-commerce capabilities enable us to provide end-to-end solutions that encompass every aspect of the e-commerce value chain, including IT infrastructure setup and integration, online store design and setup, store operations, visual merchandizing and marketing campaigns, customer services, warehousing and order fulfillment. We utilize our capabilities and tailor our solutions to fulfill the specific needs of each brand partner. For each brand partner, we first hold consultations to determine its e-commerce needs and development plans. Each brand partner may then elect to use our full e-commerce capabilities or select specific elements of our capabilities that best fit their needs. Depending on these specific arrangements with brand partners, we generate revenues under different business models.

The flowchart below illustrates our capabilities and the solutions we offer for each aspect of our brand e-commerce operations:

IT Solutions

With our expertise in technology infrastructure and system, web design and our intimate understanding of Chinese consumers’ online shopping habits, we help our brand partners set up effective e-commerce sites that both enhance their brands and cater specifically to local consumers. We provide proprietary e-commerce technology which can be customized to and integrated with our brand partners’ existing operation back-end systems in a convenient and cost-effective manner.

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

•	Consumer Data: We use data we collect from our data warehouse and reporting system to understand consumers’ online shopping habits and apply these insights to create impactful marketing campaign for our brand partners. For more information about our data warehouse and reporting system, please see “—Technology Infrastructure and Capabilities—Data Warehouse and Reporting System.”

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

Warehousing and Fulfillment

We have established along the e-commerce value chain a robust logistics network and warehousing capacity to help ensure a smooth and positive shopping experience for consumers of online stores. We adopt a flexible logistics model supported by our robust and advanced warehouse management system. We partner with leading nationwide and quality logistics services providers to ensure reliable and timely delivery to over 500 cities across China through their network. The following flowchart illustrates our warehousing and fulfillment process:

As of December 31, 2016, we operate seven warehouses with an aggregate gross floor area of approximately 174,943 square meters in Guangzhou, Suzhou, and Hong Kong. Our warehouses cater to different product categories. We provide value-added services to our brand partners, such as anti-counterfeit code protection and tailor-made packaging. In addition, we also store goods in three other warehouses operated by third parties. With our proprietary warehouse management systems, we are able to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics services provider for delivery to a customer. Shipments from suppliers first arrive at our warehouses. At each warehouse, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our network. Our warehouse management system is specifically designed to support a large volume of inventory turnover. Our warehouses fulfilled approximately 5.0 million, 10.7 million and 17.8 million orders in 2014, 2015 and 2016, respectively. As of December 31, 2016, our warehouse management processing system was capable of processing 600,000 inbound pieces and 1,100,000 outbound orders per day. During the Singles Day promotion in 2016, our warehouse management processing system processed approximately 4.6 million orders, showcasing our ability to support an enormous flow of transaction and order traffic. We closely monitor the speed and service quality of the logistics services providers through consumer surveys and feedbacks from consumers to ensure their satisfaction.

Maikefeng

To extend our product and service offerings to cover the entire product cycle, we began operation of Maikefeng, our retail online platform, in March 2014, which has grown significantly since then. We offer authentic, quality products at steeply discounted prices to consumers on our Maikefeng mobile application.

Our strong merchandizing expertise enables us to select the brand composition and product mix of our sales on Maikefeng that appeal to our consumers. We carefully select prospective brands for our Maikefeng platform, and target to work with those that are well-known and offer high quality or premium products that are popular among consumers in China, and those are willing to provide competitive prices and favorable payment credit and product return terms. We believe that our Maikefeng platform helps our brand partners sell out-of-season inventory, generate more sales and acquire additional traffic, which will help us attract new brands and build stronger ties with our existing brand partners. In addition, our warehousing services help attract brands to our Maikefeng platform as they allow existing users of these services to adopt our Maikefeng platform and solve excess inventory issues without the need to physically move inventory.

Major product categories on Maikefeng include sports, clothing and footwear, beauty and cosmetics. We have adopted stringent quality assurance and control procedures for products sold on the Maikefeng platform and delivered through our logistics network. We source our products on Maikefeng directly from brands or through procurement agents. We carefully inspect all products delivered to our warehouses, rejecting or returning products that do not meet our quality standards or the purchase order specifications. We also inspect all products before shipment from our logistics centers to the consumers. We believe that our strict brand selection process and quality control procedures enable us to ensure the high quality level of products sold on our Maikefeng mobile application and increase customer satisfaction. We price products on Maikefeng at significant discounts, typically 70% off the original retail price. Our attractive pricing is made possible by lower purchase price, in particular for off-season or slower-moving inventory or slightly damaged goods, and the absence of physical retail space and related overhead costs.

We opened up our Maikefeng platform to third-party sellers to diversify its product offerings and improve operational efficiency in May 2015. Third-party sellers sell products to the consumers through our mobile applications and these sellers may also use our other value-added services, and we charge such third-party sellers service fees for our other value-added services we provide upon their request. Upon successful sales at Maikefeng, we charge commissions from such third-party sellers at a fixed fee rate based on the sales volume. We monitor third-party sellers’ performance and activities on our Maikefeng platform closely to ensure that they meet our requirements for authentic products and high-quality customer service. In this business model, since Maikefeng is operated as an intermediary platform that facilitates transactions between merchants and consumers, we generally are not the primary obligor, do not bear the inventory risk, do not have the ability to establish the price or control the related shipping services utilized by third-party sellers.

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2016, we were providing e-commerce solutions to 133 brand partners primarily under annual or tri-annual service contracts. Our brand partners cover diverse product categories, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance and automobile.

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

Official Marketplace Stores

We maintain close working relationships with the major marketplaces in China, such as Tmall and JD.com. Our brand e-commerce solutions benefit third-party marketplaces by helping them attract new brand retailers. As such, marketplaces are often motivated to work closely with us to facilitate our ability to connect our brand partners to their systems.

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

Official Brand Stores

We also offer to work with our brand partners in setting up and operating their official brand stores. Based on our experience, consumers expect a total brand immersion on an official brand store that is different from the presentation of the brand’s stores in online marketplaces, which blend the brand’s image with the particular marketplace’s interface. We utilize our in-house design team in crafting online and mobile sites for official brand stores and mobile sites that deliver impactful online presence for our brand partners. As of December 31, 2014, 2015 and 2016, we operated 16, 19 and 26 official brand stores, respectively. As of December 31, 2016, we operated mobile sites for 21 of our brand partners.

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

O2O Solutions

We also help our brand partners devise and execute O2O strategies by integrating and utilizing their online/offline retail space and customer data to optimize sales opportunities and encourage a more connected consumer experience. Our omni-channel capabilities help our brand partners achieve optimal branding effect and sales results that are responsive to our brand partners’ individual e-commerce objectives. Examples of our O2O capabilities include:

•	allowing consumers to place purchase orders and make payments online, pick up or return and exchange goods offline;

•	aligning consumers’ online and offline loyalty programs;

•	syncing online and offline QR codes; and

•	providing brand partners with an effective channel to interact with offline consumers and providing offline consumers with a convenient and reliable channel to online shopping via interactive screens equipped in offline retail stores.

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

Logistics Partners

We deliver orders placed on stores operated by us to all areas in China through reputable third-party couriers with nationwide coverage, such as SF Express, STO Express, YTO Express and EMS as well as other quality logistics services providers. We are a partner of Cainiao, a leading logistics data platform operator affiliated with Alibaba Group, which enabled us to provide best-in-class services to a wider variety of merchants through Cainiao’s logistics data platform.

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

The principal components of our proprietary technology infrastructure cover both official brand store systems and back-end operations systems, including:

•	Order Management System: We process sales orders on online stores through our order management systems, or OMS. OMS controls the whole order cycle, including order data fetching and transfer and fulfillment. OMS connects with both internal and external warehousing systems and is capable of tracking order statuses. OMS also manages all post-sales services such as order canceling, product returns and refunds. OMS is the central node of our e-commerce platform and currently supports all channels including marketplaces and official brand stores.

•	Warehouse Management System: Our warehouse management system, or WMS, assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow.

•	Baozun platform “NEBULA 5.0”: We set up and operate our brand partners’ official brand stores through our “NEBULA 5.0” platform. With this platform we can quickly set up and customize official brand stores to provide rich features that enhance consumers’ online shopping experience. These features encompass all major aspects of online shopping, such as in-site search, checkout and rating, and provide flexibility for data, content and promotion/campaign management. NEBULA 5.0 supports multiple languages and is easily customized and deployed. Our ‘‘NEBULA+’’ platform enables us to efficiently set up and operate our brand partners’ official brand stores and WeChat stores and achieve centralized store management.

•	Mobile Store System: Our mobile store system is an online web store system for mobile devices based on HTML5 technology. It shares the same back-end system with NEBULA 5.0. Our mobile store system is capable of identifying the type of device from which visitors are accessing the store and can make adjustments for optimized display accordingly.

•	Data Warehouse and Reporting System: Our data warehouse collects and organizes all kinds of data, such as product information, transaction information, consumers’ geographic location and purchase history. From data we collect, our data reporting system generates reports that are useful for both our brand partners and us, such as daily sales reports and inventory reports.

•	Logistics Management System: Our logistics management system coordinates the flow of goods between our warehouses and the final address for each package in each order. Our logistics management system is deeply integrated with the system of third-party couriers to provide multiple levels of services, such as same-day delivery and real-time tracking.

•	Data Exchange Platform: Our data exchange platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system. It also acts as a buffer to help avoid overloading of our core systems, such as OMS & WMS.

•	ShopDog O2O Merchant Tool: Our ShopDog O2O merchant tool allows brand partners to tightly integrate their inventories across offline and online channels, and to sell inventory in offline stores through online stores.

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

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2017, we owned 48 registered trademarks, copyrights to 21 software programs developed by us relating to various aspects of our operations, and 18 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. Additionally, we provide supplementary medical insurance for substantially all of our employees. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

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

Regulations Regarding Foreign Investment

We provide end-to-end brand e-commerce solutions in China. The principal regulations governing foreign investment in our business in China include:

•	the Guidance Catalog of Industries for Foreign Investment, issued by the National Development and Reform Commission and the MOFCOM in 2015, or the Catalog;

•	the Notice on the Relevant Issues concerning the Examination, Approval and Administration of Foreign Investment in Internet and Vending Machine Sales, issued by the MOFCOM in 2010; and

•	the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council in 2001 and amended in 2008 and 2016, respectively.

•	Industry Catalog Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations.

Depending on each brand partner’s specific needs and the characteristics of its industry, we generally operate our brand e-commerce business based on one of three models:

•	the service fee model;

•	the consignment model; and

•	the distribution model.

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

Under the consignment model and the distribution model, we sell goods directly to consumers through e-commerce platforms either on behalf of our brand partners or under our own name. Such online sale of commodities which was once in the restricted category and the establishment of foreign-invested enterprises in the industry (including wholly foreign-owned enterprises) was subject to approvals by the MOFCOM or its provincial counterparts. However, the latest Catalog that was amended in March 2015 and became effective in April 2015 has removed online sale of commodities from the restricted category and it now falls into the permitted category.

Foreign Investment in the Commercial Sector. Historically, a foreign investor was permitted to engage in the commercial sector, which was defined to include wholesale, retail, commission agency and franchising, by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Commercial Sector Measures, and the provincial counterparts of the MOFCOM had the authority to approve applications for setting up foreign-invested enterprises to engage in sale of goods through the internet, among others.

Furthermore, according to the Notice on the Relevant Issues concerning the Examination, Approval and Administration of Foreign Investment in Internet and Vending Machine Sales issued by the MOFCOM in August 2010, online sales is deemed as the extension of companies’ sales operations, and a duly incorporated foreign-invested entity in the commercial sector is allowed to operate online sales business directly. The establishment of a foreign-invested commercial enterprise specializing in online sales was historically subject to approval by, and is currently subject to filing with the competent provincial counterpart of the MOFCOM.

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

Regulation Relating to Distribution of Specific Types of Goods

Our online sales business covers diverse categories of brand products, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance and automobile. Because distribution of certain special types of goods is subject to government approvals or legal requirements, we are required to either hold a variety of licenses and permits or meet certain requirements in connection with various aspects of our business.

For example, according to the Decision on the Adjustment of Administrative Examination and Approval Items issued by the State Council in October 2014, an enterprise is required to obtain a Food Distribution Permit to start the food distribution business. Our PRC subsidiaries, Shanghai Baozun, Shanghai Fengbo, and our consolidated VIE, Shanghai Zunyi, have all obtained Food Distribution Permits. Pursuant to the Administrative Measures for the Permit of Food Business issued by China Food and Drug Administration in August 2015, the Food Distribution Permit will be gradually replaced by the Food Business Permit commencing from October 2015. In addition, Shanghai Baozun has obtained an Alcoholic Goods Wholesale Permit for wholesale of alcoholic goods pursuant to the Administrative Measures for Alcohol Circulation issued by MOFCOM in November 2005, which was abolished in November 2016.

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

The principal regulations governing promotion and advertising activities in China include the PRC Anti-Unfair Competition Law promulgated in 1993, the PRC Pricing Law promulgated in 1997, and the PRC Advertising Law. Under the PRC Advertising Law promulgated in 1994, advertising operators and advertising distributors are all required to ensure that the content of advertisements they produce or disseminate are true and in full compliance with applicable law and regulations, and are prohibited from conveying misleading, false or inaccurate information through advertising. The PRC Advertising Law was amended in April 2015, and the amendments became effective in September 2015, pursuant to which advertising operators and advertising distributors will be subject to more stringent requirements and obligations. For example, entities or individuals shall not send advertisements to customers’ telephones, mobile or email accounts without the customers’ consents or requests, and any advertisement containing any kind of misleading, false or inaccurate information with respect to product quality, constituents, functionality, price, sales performance or other features will be deemed as deceptive advertising and will subject the advertising operators and distributors to penalties more severe than those under the original law. In addition, the PRC Anti-Unfair Competition Law further imposes stringent requirements on various promotional activities, such as prize-giving sales and bundling sales. For example, under prize-giving sales, the value of prize should be no more than RMB5,000 (US$720). Violation of these requirements may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish a correction to the misleading information.

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

Regulation Relating to Cybersecurity

The Standing Committee of the National People's Congress of the PRC promulgated the Cybersecurity Law of the PRC on November 7, 2016, which will take effect from June 1, 2017. Construction, operation, maintenance and use of networks within the territory of the PRC will be subject to the law. Network operators in the PRC are required to perform the following obligations to ensure cyber security under a graded system of cyber security protection:

•	formulating internal security management systems and operation manual, to specify the person in charge of cyber security and to define responsibilities in cyber security protection;

•	taking technical measures to prevent computer virus, network attacks, network intrusions and other activities that endanger cyber security;

•	taking technical measures to monitor and record network operation and cyber security status, and maintaining relevant logs for no less than six months as required;

•	taking measures such as data classification, and backup and encryption of important data, etc.; and

•	performing other obligations required by relevant laws and administrative regulations.

In addition, the Cybersecurity Law specifies that network products and services shall satisfy the mandatory requirements set forth in applicable national standards. Any provider of network products or services shall not install malwares. In case of identifying any cyber security risk such as security defect or bug, relevant product/service provider is required to take immediate remedial actions, timely inform users of the risk, and report the event to the competent authority.

Furthermore, the Cybersecurity Law systematically specifies requirements on user information protection applicable to network operator, and requires that a network operator should establish and improve its user information protection system. Network operators shall collect, store, and use individual information with consent from such individuals by lawful and proper means on a necessary basis. Network operators cannot collect individual user information that is not relevant to the services it provides, or distort or destroy individual information collected by it. Network operators are prohibited from disclosing without permission or selling individual information unless individual specifics are unidentifiable or retrievable. In addition, a network operator shall strengthen its management of information released by its users. If it founds any information that is prohibited by laws and administrative regulations from release or transmission, it shall immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent dissemination of the same, and shall keep relevant record, and report the event to competent authorities. Also, a network operator is required to establish network information security complaint and reporting mechanisms, and to release the complaint and reporting channels to promptly accept and settle complaints and reports concerning network information security.

The Cybersecurity Law also introduces the concept of “Critical Information Infrastructure (CII)”, and imposes a higher level of cyber security protection obligations on the CII operators. For example a CII operator is generally required to store in the PRC personal information and important business data collected and generated during its business operations within the PRC. Failure to comply with this requirement may lead to the confiscation of illegal gains, fines, revocation of the business permit or even the business license. In addition, pursuant to the Cybersecurity Law, critical network equipment and dedicated network security products may not be made available in China market until they pass the security tests or verification by accredited evaluation agencies.

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

Regulations on Tax

Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008 and was amended on February 24, 2017. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs.

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

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under these regulations, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of FIEs, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or SAFE Circular 36, on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope covering ‘‘investment’’ to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On April 9, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs.

Considering that SAFE Circular 19 is relatively new, it is unclear how it will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was further amended in May 2015. SAFE Circular 59 substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013 and the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment in February 2015, or SAFE Circular 13, which specify that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE Circular 37

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as ‘‘SAFE Circular 75’’ promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a ‘‘special purpose vehicle.’’ SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released the SAFE Circular 13, which became effective from June 1, 2015. According to this notice, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37. However, there still exist high uncertainties with respect to its interpretation and implementation by governmental authorities and banks. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

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

However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how these rules will be implemented in practice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The regulation of the CSRC and other regulations establish more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.” The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

Regulations Relating to Employment

Pursuant to the PRC Labor Law and the PRC Labor Contract Law in effect, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

Under the PRC Labor Contract Law, an employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates a labor contract with an indefinite term.

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); and (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016.

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, our revenues are relatively lower during the holidays in China, particularly during the Chinese New Year period which occurs in the first quarter of the year, when consumers tend to do less shopping, both online and offline. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the place of incorporation of each of our significant subsidiaries and VIE as of the date of this annual report.

Baozun Inc.
(Cayman Islands)
100%
100%
100%
Baotong Hong Kong Holding Limited (Hong Kong)
Baozun Hong Kong Holding Limited (Hong Kong)
Baozun Hongkong Investment Limited (Hong Kong)
100%
100%
Baotong E-Logistics Technology (Suzhou) Limited (PRC)
Shanghai Baozun E-Commerce Limited (PRC)
Individual Shareholders
100%
100%
100%
100%
Shanghai Yingsai Advertisement Limited (PRC)
Shanghai Bodao E-Commerce Limited (PRC)
Baozun Hongkong Limited (Hong Kong)
Shanghai Zunyi Business Consulting Ltd.(1) (PRC)
100%
Shanghai Fengbo E-Commerce Limited (PRC)
Direct Ownership
Contractual arrangements

(1)	Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder and a shareholder. Its business includes operation of our Maikefeng platform.

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

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 19,151 square meters of offices and operation centers as of December 31, 2016. In addition, as of December 31, 2016, we leased seven warehouses with an aggregate gross floor area of approximately 174,943 square meters in Guangzhou, Suzhou, and Hong Kong. Our premises are leased under operating lease agreements from unrelated third parties.

In April 2017, we entered into contracts with an unrelated third party, pursuant to which we would acquire the land use right for an area of 133,542.40 square meters, building with a gross floor area of 118,201.97 square meters, and equipment in the buildings, which are located in Suzhou, China, for a consideration of RMB254.0 million (US$36.6 million) in cash. We plan to use the facility as our warehouse.

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

Overview

We are the leading brand e-commerce service partner in China. The number of our brand partners grew from 93 as of December 31, 2014 to 113 as of December 31, 2015 and to 133 as of December 31, 2016. These brands encompass diverse categories, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance and automobiles. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Our end-to-end brand e-commerce capabilities allow us to leverage brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, as well as on social media platforms, such as WeChat and Weibo. In May 2016 and January 2017, we were consecutively recognized by Tmall as its six-star e-commerce service partner based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. This was the highest ranking awarded to any Tmall e-commerce service partner. We also help our brand partners devise and execute O2O strategies to integrate their online and offline retail networks.

We generate revenues from two revenue streams: (i) product sales and (ii) services. We derive product sales revenues primarily through selling products on behalf of brand partners to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the consignment model and the service fee model. For services provided under the consignment model and service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. Beginning in the third quarter of 2015, we have had two reportable operating segments consisting of the brand e-commerce segment and Maikefeng segment.

Our GMV was RMB4,248.9 million, RMB6,735.3 million and RMB11,264.8 million (US$1,622.5 million) in 2014, 2015 and 2016, respectively. In 2014, 2015 and 2016, our total net revenues were RMB1,584.4 million, RMB2,598.4 million, and RMB3,390.3 million (US$488.3 million), respectively. For the same periods, net revenues from product sales accounted for 74.9%, 74.7%, and 64.2%, respectively, of our total net revenues. We incurred net loss of RMB59.8 million in 2014, and recorded net income of RMB22.6 million, and RMB85.4 million (US$12.3 million) in 2015 and 2016, respectively. We had non-GAAP net income of RMB25.1 million, RMB47.8 million, and RMB119.6 million (US$17.2 million) in 2014, 2015 and 2016, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

We currently operate our Maikefeng platform through our PRC consolidated VIE, Shanghai Zunyi. The revenues from Shanghai Zunyi contributed 1.3%, 3.6% and 3.0% of our total net revenues in 2014, 2015 and 2016, respectively.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving the retail industry and online retail, including:

•	Levels of per capita disposable income and consumer spending in China and our target markets. Consumer spending power has been rising in China and in our other target markets in Asia, including Hong Kong and Taiwan. The growth of the e-commerce market in these markets depends on continued increase in consumption.

•	Development and popularity of e-commerce in China and in our target markets. Driven by the growth of the internet, broadband, personal computer and mobile penetration and the development of fulfillment, payment and other ancillary services associated with online purchases, e-commerce is expected to rapidly rise in significance in China and in our other target markets in Asia. The growing number of online shoppers has made online marketplaces and other e-commerce channels into popular retail platforms for brands. The growth of our business depends on the development and popularity of e-commerce, and the value of e-commerce as part of brands’ expansion strategies.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

•	Our ability to retain and attract brand partners. The number of our brand partners directly affects our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.

•	Our ability to increase GMV. We generate the majority of our revenues through product sales. Increases in GMV and revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to consumers and expand product offerings.

•	Our ability to enhance cooperation with marketplaces. We generate the majority of our revenues primarily through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com and WeChat.

•	Our ability to innovate. Our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies, especially data analytics and marketing know-how, is key to better serving our brand partners and helping them enhance their e-commerce success. This will in turn contribute to our ability to retain and attract brand partners, sell more solutions and generate more revenues.

•	Our ability to manage our business model mix. We generally operate e-commerce businesses for our brand partners based on one of the three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. Our operating margin tends to be higher for the consignment model and the service fee model compared with that of the distribution model. Our net revenues as a percentage of our GMV and our profitability could vary depending on the mix of our product sales revenues and services revenues. In general, our net revenues as a percentage of our GMV are lower but our profitability is higher when services revenues contribute to a larger share of our revenues.

•	Our ability to manage our product mix. Our product mix affects our revenue mix and profitability. Depending on the product category, we may derive more revenues from product sales than service fees, or vice versa, which may further impact our profitability.

•	Our ability to effectively invest in our technology platform and fulfillment infrastructure. Our results of operations depend in part on our ability to invest in our technology platform and fulfillment infrastructure cost-effectively.

•	Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics service providers. Our ability to gain better insight in inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses based on one of the three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues when we sell products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and sell branded goods directly to consumers through our online stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data we have maintained, and subject to adjustments to the extent that actual returns differ or are expected to differ.

We derive services revenues under the consignment model and service fee model. Under the consignment model and service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing, and customer service to our brand partners and other customers. Under the consignment model, in addition to these services, we also provide warehousing and fulfillment services. We may also facilitate our brand partners’ online sales of goods as an agent under the consignment model and charge our brand partners commission fees calculated based on a formula pre-agreed with our brand partners. We do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in selecting suppliers and generally are not involved in determining product specifications under the consignment model or service fee model. Based on these characteristics, we record the commission fees as services revenue.

For services provided under the consignment model or service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In particular, variable fees based on GMV is calculated using a predetermined ratio that we have negotiated with our brand partners, which may vary depending on factors such as the type and extent of the services we render. Revenues generated from services relating to online store design and setup and marketing and promotion services for brand partners are recognized when the services are rendered. Revenue generated from services relating to online store operations, customer services, and warehouse and fulfillment services consisted of both fixed fees and variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. Fixed fees are recognized as revenues ratably over the service period. Variable fees are recognized as revenues when they become determinable based on the GMV and confirmed by our brand partners.

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	1,187,162	74.9	1,940,649	74.7	2,176,447	313,474	64.2
Services	397,258	25.1	657,794	25.3	1,213,828	174,828	35.8
Total net revenues	1,584,420	100.0	2,598,443	100.0	3,390,275	488,302	100.0

The following table sets forth the following operating data for each period indicated.

	For the Year Ended December 31,
	2014		2015		2016
Number of brand partners as of the period end(1)	93		113		133
Number of GMV brand partners as of the period end(2)	78		95		122
Total GMV(3) (RMB in millions)	4,248.9	(4)	6,735.3	(4)	11,264.8	(4)
Distribution GMV(5)	1,371.5		2,262.7		2,534.1
Non-distribution GMV(6)	2,877.4		4,472.6		8,730.7
Average GMV per GMV brand partner(7) (RMB in millions)	61		75		102

(1)	Brand partners are defined as companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so.

(2)	GMV brand partners are defined as brand partners that contributed to our GMV during the respective periods.

(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including our Maikefeng platform but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

(4)	GMV of our Maikefeng platform was RMB33.9 million, RMB213.5 million, and RMB157.4 million (US$22.7 million) in 2014, 2015 and 2016, respectively.

(5)	Distribution GMV refers to the GMV under the distribution business model.

(6)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

(7)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Our net revenues as a percentage of our GMV slightly increased from 37.3% in 2014 to 38.6% in 2015, and decreased to 30.1% in 2016. Our net revenues as a percentage of our GMV in 2016 decreased due to increase in the proportion of revenues generated from services. The trend of our net revenues as a percentage of our GMV in the future depends on the relative proportion of services revenues and product sales revenue.

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	1,584,420	100.0	2,598,443	100.0	3,390,275	488,302	100.0
Operating expenses
Cost of products	(1,086,133)	(68.6)	(1,735,820)	(66.8)	(1,921,856)	(276,805)	(56.7)
Fulfillment	(168,130)	(10.6)	(325,159)	(12.5)	(540,857)	(77,900)	(16.0)
Sales and marketing	(226,952)	(14.3)	(403,519)	(15.5)	(658,819)	(94,890)	(19.4)
Technology and content	(63,607)	(4.0)	(59,946)	(2.3)	(95,638)	(13,775)	(2.8)
General and administrative	(96,911)	(6.1)	(73,678)	(2.8)	(88,274)	(12,714)	(2.6)
Other operating expenses, net	457	0.0	8,130	0.3	5,235	754	0.2
Total operating expenses	(1,641,276)	(103.6)	(2,589,992)	(99.6)	(3,300,209)	(475,330)	(97.3)

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Inbound shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the consumers. Our cost of products does not include other direct costs related to cost of product sales such as shipping and handling expenses, payroll and benefits of staff, logistic centers rental expenses and depreciation expenses. Therefore our cost of products may not be comparable to other companies which include such expenses in their cost of products.

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. We expect our fulfillment expenses to increase as we will hire additional fulfillment personnel and lease more warehouses to meet the demand driven by the increase in GMV and the expansion of our fulfillment services. We plan to make our fulfillment operations more efficient by setting up automated warehouse facilities to make full use of the available space and improve the workflow efficiency.

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. Our sales and marketing expenses have increased in recent years primarily due to the growth of our sales and marketing team and an expansion of our marketing efforts. We expect that our sales and marketing expenses will continue to increase due to our increased sales volume contributed by our existing and new brand partners and as we devote further efforts to expand digital marketing services for our brand partners and engage in additional advertising activities to increase the GMV of stores operated by us.

Our technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees in our technology and system department, and editorial content expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to provide comprehensive services to brand partners.

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. We expect our general and administrative expenses to increase as we incur additional expenses in connection with the expansion of our business and our operations, which include adding more staff to our general and administrative team.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

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

We generate revenues from selling branded products directly to consumers under the distribution model or facilitate our brand partners’ sales of products as an agent under the consignment model.

We evaluate whether it is appropriate to record proceeds from product sales as revenues at the gross amount or the net amount as commission fees earned in accordance with ASC 605-45-45.

Product Sales

Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through online stores operated by us or on our Maikefeng platform. Revenue under the distribution model is recognized on a gross basis and presented as product sales in the consolidated statements of operations, because (i) we, rather than the brand partner, are the primary obligor and are responsible to the consumers for the key aspects of the fulfillment of the transaction including pre-sales and after-sales services; (ii) we bear the physical and general inventory risk once the products are delivered to our warehouse; (iii) we have latitude in establishing prices; and (iv) we have credit risk. The majority of revenues generated from selling branded products are under the distribution model and recognized on a gross basis.

Product sales, net of return allowances, value added tax and related surcharges, are recognized when consumers accept the products upon delivery. We offer online consumers an unconditional right of return for a period of seven days upon receipt of products. Return allowances, which reduce revenue, are estimated based on historical data we have maintained and our analysis of returns by categories of products, and subject to adjustments to the extent that actual returns differ or expected to differ.

A majority of our consumers make online payments through third-party payment platforms when they place orders on our online stores. The funds will not be released to us by these third-party payment platforms until the consumers accept the delivery of the products at which point we recognize sales of products.

A portion of our consumers pay upon the receipt of our products. Our delivery service providers collect the payments from our consumers for us. We record a receivable on the balance sheet with respect to cash held by third-party couriers.

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

We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all services revenues based on the relative selling price in accordance with the selling price hierarchy, which includes (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence or TPE, if VSOE is not available, and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

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

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charge for similar offerings and the cost of services we provide. We have used BESP to allocate the selling price of one-time online store design and set up services and marketing and promotion services under these multiple element arrangements. The process for determining BESP involves management judgment. Our process of considering multiple factors may vary depending upon the unique facts and circumstances related to each deliverable. If facts and circumstances underlying the factors we consider change, or should subsequent facts and circumstances lead us to consider additional factors, our BESP could change in future periods. We regularly review the evidence of selling prices for our services and maintain internal controls over the establishment and updates of these estimates. There were no material changes in BESP for our services during the years ended December 31, 2014, 2015 and 2016, nor do we expect a material change in BESP in the foreseeable future.

Inventories

Inventories, consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual consumers or liquidations in limited instances due to closure of online stores, and expected recoverable values of each disposition category.

We adopt different strategies to deal with non-seasonal and seasonal demands. In addition, we actively track the sales data and make timely adjustments to our procurement plan in order to minimize the chance of excess unsold inventory. As a result, our obsolete inventory has not been significant. Our inventory provision is made for valuation of inventory at the lower of cost or market value. In addition, we generally reserve for inventories on hand aging over certain period of time. Inventory provisions charged to cost of products were RMB12.5 million, RMB21.1 million and RMB38.8 million (US$5.6 million) for 2014, 2015 and 2016, respectively.

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

In 2014 and prior to our initial public offering, in determining the fair value of our share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

Our share-based compensation expenses are measured at the fair value of the awards as calculated under the binomial option-pricing model. Assumptions used in the binomial model are presented below:

	For the Year Ended December 31,
	2014	2015
Risk-free interest rate (per annum)(1)	2.99%	2.61% ~ 2.833%
Contract life (in years)	10	10
Expected volatility range(2)	50.48%	48.78% ~ 48.96%
Expected dividend yield(3)	0.00%	0.00%
Fair value of the underlying shares on the date of option grants	RMB13.32	RMB16.23~22.63

(1)	We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ and adjusted for country risk premium of PRC with a maturity similar to the expected expiry of the term.

(2)	We estimate the volatility is based on the historical volatility of the comparable companies in the period equal to average time to expiration to the valuation date.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, our share-based compensation expenses could be materially different for any period.

Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

For modification of share compensation awards, we record the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

The following table sets forth information regarding restricted share units granted to eligible employees and directors:

Grant Date	Type of equity	Number of Shares Granted	Fair Value per Share
			RMB	US$
August 14, 2015	Restricted share unit	385,543	16.23	2.34
November 23, 2015	Restricted share unit	1,773,425	17.14	2.47
December 31, 2015	Restricted share unit	1,817,343	17.65	2.54
January 18, 2016	Restricted share unit	60,000	14.32	2.06
March 4, 2016	Restricted share unit	612,806	11.70	1.69
May 19, 2016	Restricted share unit	1,182,547	12.17	1.75
July 29, 2016	Restricted share unit	204,000	15.67	2.26
December 29, 2016	Restricted share unit	1,604,221	25.88	3.73

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

The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2014, 2015 and 2016, we did not have any significant unrecognized uncertain tax positions.

Adoption of New Accounting Pronouncement

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740)". This update provides accounting guidance related to income taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. We adopted this ASU and have already considered its impact on our consolidated financial statements and related disclosures as of December 31, 2016 and the effect is not material.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. We must adopt ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the "new revenue standards").

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The new revenue standards become effective for us on January 1, 2018. We currently anticipates adopting the new revenue standards using the full retrospective method. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10)" to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity's leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March, 2016, the FASB issued ASU2016-09, "Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting". This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments". This amendment provides guidance on eight targeted areas and how they are presented and classified in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and will require adoption on a retrospective basis. We are in the process of assessing the impact of the adoption of this standard on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows, Restricted Cash", which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for us on January 1, 2018. The adoption of this accounting pronouncement will impact the presentation of restricted cash in our consolidated statements of cash flows. The new guidance permits early adoption. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Reportable Segments

Our chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decision about allocating resources and assessing performance of the group prior to the third quarter of 2015. Following the further expansion of our online retail platform business, we operated and reviewed our performance in two segments: (i) the brand e-commerce segment, which provides e-commerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the online retail platform. Therefore, the segment information has been restated for all periods presented to reflect the new segment reporting. Furthermore, our chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented. The following tables summarize our revenue and total operating income (loss) generated by its segments.

	For Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
		(in thousands)
Net Revenues
Brand e-commerce	1,555,404	2,528,969	3,365,572	484,743
Maikefeng	29,016	69,474	24,703	3,559
Total consolidated net revenues	1,584,420	2,598,443	3,390,275	488,302

Operating (loss) income
Brand e-commerce	(39,762)	63,734	143,815	20,714
Maikefeng	(17,094)	(55,283)	(53,749)	(7,742)
Total Operating (loss) income	(56,856)	8,451	90,066	12,972

Other Income	(1,046)	18,384	12,189	1,755

Income before income tax and share of loss in equity method investment	(57,902)	26,835	102,255	14,727

Brand e-commerce segment

Net revenues in our brand e-commerce segment increased by 33.1% from RMB2,529.0 million in 2015 to RMB3,365.6 million (US$484.7 million) in 2016. Net revenues in our brand e-commerce segment increased primarily because service revenue increased from RMB656.2 million in 2015 to RMB1,205.1 million (US$173.5 million) in 2016, primarily resulting from growth in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category. This increase was also due to an increase in product sales in our brand e-commerce segment from RMB1,872.8 million in 2015 to RMB2,160.5 million (US$311.2 million) in 2016.

Net revenues in our brand e-commerce segment increased by 62.6% from RMB1,555.4 million in 2014 to RMB2,529.0 million in 2015. This increase was primarily due to an increase in product sales in our brand e-commerce segment from RMB1,158.1 million in 2014 to RMB1,872.8 million in 2015, resulting from the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers. Net revenues in our brand e-commerce segment increased also because service revenue increased from RMB397.3 million in 2014 to RMB656.2 million in 2015, resulting from growth in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Maikefeng segment

Net revenues in our Maikefeng segment decreased by 64.4% from RMB69.5 million in 2015 to RMB24.7 million (US$3.6 million) in 2016. The decrease was due to Maikefeng’s transition from a proprietary retail channel to an open marketplace.

Net revenues in our Maikefeng segment increased by 139.4% from RMB29.0 million in 2014 to RMB69.5 million in 2015. This increase was primarily due to an increase in product sales in our Maikefeng segment from RMB29.0 million in 2014 to RMB67.9 million in 2015, resulting from growth in sales volume. As Maikefeng is in transition from a proprietary retail channel to an open marketplace, revenue derived from product sales may not continue to increase in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	1,187,162	74.9	1,940,649	74.7	2,176,447	313,474	64.2
Services	397,258	25.1	657,794	25.3	1,213,828	174,828	35.8
Total net revenues	1,584,420	100.0	2,598,443	100.0	3,390,275	488,302	100.0
Operating expenses(1)
Cost of products	(1,086,133)	(68.6)	(1,735,820)	(66.8)	(1,921,856)	(276,805)	(56.7)
Fulfillment	(168,130)	(10.6)	(325,159)	(12.5)	(540,857)	(77,900)	(16.0)
Sales and marketing	(226,952)	(14.3)	(403,519)	(15.5)	(658,819)	(94,890)	(19.4)
Technology and content	(63,607)	(4.0)	(59,946)	(2.3)	(95,638)	(13,775)	(2.8)
General and administrative	(96,911)	(6.1)	(73,678)	(2.8)	(88,274)	(12,714)	(2.6)
Other operating income, net	457	0.0	8,130	0.3	5,235	754	0.2
Total operating expenses	(1,641,276)	(103.6)	(2,589,992)	(99.6)	(3,300,209)	(475,330)	(97.3)
Income (loss) from operations	(56,856)	(3.6)	8,451	0.3	90,066	12,972	2.7
Other income (expenses)
Interest income	3,156	0.2	8,834	0.3	11,869	1,709	0.3
Interest expense	(1,552)	(0.1)	—	—	—	—	—
Gain on disposal of investment	—	—	9,674	0.4	—	—	—
Exchange gain (loss)	(2,650)	(0.2)	(124)	0.0	320	46	0.0
Income (loss) before income tax and share of loss in equity method investment	(57,902)	(3.7)	26,835	1.0	102,255	14,727	3.0
Income tax benefit (expense)	(1,912)	(0.1)	6,022	0.3	(16,831)	(2,424)	(0.5)
Share of loss in equity method investment	—	—	(10,236)	(0.4)	—	—	—
Net income (loss)	(59,814)	(3.8)	22,621	0.9	85,424	12,303	2.5
Deemed dividend from issuance of convertible redeemable preferred shares	(16,666)	(1.1)	—	—	—	—	—
Change in redemption value of convertible redeemable preferred shares	(79,169)	(5.0)	(25,332)	(1.0)	—	—	—
Net loss attributable to noncontrolling interests	—	—	—	—	1,209	174	0.0
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(155,649)	(9.9)	(2,711)	(0.1)	86,633	12,477	2.5
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(5.31)	0.0	(0.03)	0.0	0.58	0.08	0.0
Diluted	(5.31)	0.0	(0.03)	0.0	0.53	0.08	0.0
Net income (loss) per ADS(2)
Basic	(15.93)	0.0	(0.08)	0.0	1.74	0.25	0.0
Diluted	(15.93)	0.0	(0.08)	0.0	1.59	0.23	0.0
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,314,067	—	102,987,119	—	149,935,100	149,935,100	—
Diluted	29,314,067	—	102,987,119	—	163,926,674	163,926,674	—

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
		(in thousands)
Fulfillment	(460)	(1,440)	(1,755)	(253)
Sales and marketing	(5,469)	(9,793)	(13,370)	(1,926)
Technology and content	(26,311)	(5,047)	(7,875)	(1,134)
General and administrative	(52,723)	(8,915)	(11,185)	(1,611)
	(84,963)	(25,195)	(34,185)	(4,924)

(2)	Each ADS represents three Class A ordinary shares.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016.

Net Revenues

Our total net revenues increased by 30.5% from RMB2,598.4 million in 2015 to RMB3,390.3 million (US$488.3 million) in 2016. Net revenue generated from product sales increased by 12.2% while net revenues from services increased by 84.5%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers. The increase in our net revenues generated from services was primarily due to increase in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Operating Expenses

Our operating expenses increased by 27.4% from RMB2,590.0 million in 2015 to RMB3,300.2 million (US$475.3 million) in 2016. This increase was due to the growth of our business, which has resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, general and administrative expense, and technology and content expense.

Cost of Products. Our cost of products increased by 10.7% from RMB1,735.8 million in 2015 to RMB1,921.9 million (US$276.8 million) in 2016. Cost of products as a percentage of net revenues from product sales decreased from 89.4% in 2015 to 88.3% in 2016 due to optimization in our product sales mixture.

Fulfillment Expenses. Our fulfillment expenses increased by 66.3% from RMB325.2 million in 2015 to RMB540.9 million (US$77.9 million) in 2016. This increase was primarily due to the increase in GMV from RMB6,735.3 million in 2015 to RMB11,264.8 million (US$1,622.5 million) in 2016 and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in the percentage of total orders fulfilled by a premium delivery service provider and an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 63.3% from RMB403.5 million in 2015 to RMB658.8 million (US$94.9 million) in 2016. This increase was primarily due to an increase in marketing and platform service fees from RMB247.4 million in 2015 to RMB409.2 million (US$58.9 million) in 2016, resulting from an increase in our advertising expenditures on Tmall, as we engaged in more advertising activities to increase the GMV of stores operated by us. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 59.5% from RMB59.9 million in 2015 to RMB95.6 million (US$13.8 million) in 2016. The increase was primarily due to increases in the number of technology-focused staff and project-based variable technological expenses from brand stores.

General and Administrative Expenses. Our general and administrative expenses increased by 19.8% from RMB73.7 million in 2015 to RMB88.3 million (US$12.7 million) in 2016. The increase was primarily due to increases in professional service fees associated with being a publicly listed company.

Other Operating Income, Net. Our other operating income decreased by 35.6% from RMB8.1 million in 2015 to RMB5.2 million (US$0.8 million) in 2016. The decrease was primarily due to the decrease in government subsidy we received.

Income (Loss) from Operations

As a result of the foregoing, our income from operations increased from RMB8.5 million in 2015 to RMB90.1 million (US$13.0 million) in 2016.

•	Brand e-commerce segment. Income from operations in our brand e-commerce segment increased by 125.6% from RMB63.7 million in 2015 to RMB143.8 million (US$20.7 million) in 2016.

•	Maikefeng segment. Loss from operations in our Maikefeng segment decreased by 2.8% from RMB55.3 million in 2015 to RMB53.7 million (US$7.7 million) in 2016.

Interest Income

Our interest income increased from RMB8.8 million in 2015 to RMB11.9 million (US$1.7 million) in 2016. This increase was primarily due to higher average cash balance we held in 2016 as a result of proceeds received from our initial public offering.

Gain on Disposal of Investment

Our gain on disposal of investment was nil in 2016 compared with RMB9.7 million in 2015. Our gain on disposal of investment in 2015 was due to partial disposal of our investment in Automoney, an automobile performance solution provider based in China.

Income Tax Benefit (Expense)

Our income tax expense was RMB16.8 million (US$2.4 million) in 2016, compared with our income tax benefit of RMB6.0 million in 2015. Our income tax expense in 2016 was due to taxable profit generated in the same period.

Share of Loss in Equity Method Investment

Our share of loss in equity method investment was nil in 2016, compared with RMB10.2 million in 2015. Our share of loss in equity method investment in 2015 resulted from our investment in Automoney. Starting from February 2016, we changed to cost method of accounting for our investment in Automoney.

Net Income (Loss)

As a result of the foregoing, our net income increased by 277.6% from RMB22.6 million in 2015 to RMB85.4 million (US$12.3 million) in 2016.

Net Income (Loss) Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB86.6 million (US$12.5 million) in 2016, compared with net loss attributable to ordinary shareholders of Baozun Inc. of RMB2.7 million in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015.

Net Revenues

Our total net revenues increased by 64.0% from RMB1,584.4 million in 2014 to RMB2,598.4 million in 2015. Net revenue generated from product sales increased by 63.5% while net revenues from services increased by 65.6%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers. The increase in our net revenues generated from services was primarily due to increase in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Operating Expenses

Our operating expenses increased by 57.8% from RMB1,641.3 million in 2014 to RMB2,590.0 million in 2015. This increase was due to the growth of our business, which has resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, partially offset by decreases in the general and administrative expense and technology and content expense.

Cost of Products. Our cost of products increased by 59.8% from RMB1,086.1 million in 2014 to RMB1,735.8 million in 2015. Cost of products as a percentage of net revenues from product sales decreased from 91.5% in 2014 to 89.4% in 2015 due to optimization in our product sales mixture.

Fulfillment Expenses. Our fulfillment expenses increased by 93.4% from RMB168.1 million in 2014 to RMB325.2 million in 2015. This increase was primarily due to the increase in GMV from RMB4,248.9 million in 2014 to RMB6,735.3 million in 2015 and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase in personnel cost and expenses attributable to picking and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in the rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 77.8% from RMB227.0 million in 2014 to RMB403.5 million in 2015. This increase was primarily due to an increase in promotion and marketing expenses from RMB114.8 million in 2014 to RMB208.0 million in 2015, resulting from the increase in our advertising expenditures on Tmall, as we engaged in more advertising activities to increase the GMV of stores operated by us and enhance the recognition of our Maikefeng platform. Our sales and marketing expenses increased also because the personnel cost and expenses attributable to online store operations increased due to the increase in the number of brand partners and online stores operated by us.

Technology and Content Expenses. Our technology and content expenses decreased by 5.8% from RMB63.6 million in 2014 to RMB59.9 million in 2015. The decrease was primarily due to the decrease in share-based compensation expenses, which were partially offset by increases in technology-focused staff from 195 as of December 31, 2014 to 266 as of December 31, 2015 and project-based variable technology expenses from brand stores.

General and Administrative Expenses. Our general and administrative expenses decreased by 24.0% from RMB96.9 million in 2014 to RMB73.7 million in 2015. The decrease was primarily due to a decrease in our share-based compensation expense, which was partially offset by an increase in rental expenses to support business growth and increases in professional service fees as a listed company and an increase in employee benefit resulting from increases in both the headcount of general and administrative employees and their average salary level.

Other Operating Income, Net. Our other operating income increased from RMB0.5 million in 2014 to RMB8.1 million in 2015. The increase was primarily due to the increase in government subsidy we received.

Income (Loss) from Operations

As a result of the foregoing, we derived income from operations of RMB8.5 million in 2015, compared with our loss from operations of RMB56.9 million in 2014.

•	Brand e-commerce segment. Income from operations in our brand e-commerce segment was RMB63.7 million in 2015, compared with our loss from operations of RMB39.8 million in 2014.

•	Maikefeng segment. Loss from operations in our Maikefeng segment increased by 223.4% from RMB17.1 million in 2014 to RMB55.3 million in 2015.

Interest Income

Our interest income increased from RMB3.2 million in 2014 to RMB8.8 million in 2015. This increase was primarily due to higher average cash balance we held in 2015 as a result of proceeds received form our initial public offering.

Interest Expense

Our interest expense decreased from RMB1.6 million in 2014 to nil in 2015. This decrease was primarily due to the repayment of short-term borrowings by the end of 2014.

Gain on Disposal of Investment

Our gain on disposal of investment was RMB9.7 million in 2015 compared with nil in 2014. Our gain on disposal of investment in 2015 was due to partial disposal of our investment in Automoney, an automobile performance solution provider based in China.

Income Tax (Expense) Benefit

Our income tax benefit was RMB6.0 million in 2015 compared with our income tax expense of RMB1.9 million in 2014. Our income tax benefit in 2015 was due to the reversal of valuation allowance for deferred tax assets and recognition of deferred tax assets relating to current year temporary differences.

Share of Loss in Equity Method Investment

Our share of loss in equity method investment was RMB10.2 million in 2015 compared with nil in 2014. Our share of loss in equity method investment in 2015 was resulted from our investment in Automoney.

Net Income (Loss)

As a result of the foregoing, we derived net income of RMB22.6 million in 2015, compared with our net loss of RMB59.8 million in 2014.

Net Loss Attributable to Ordinary Shareholders

Our net loss attributable to ordinary shareholders of decreased by 98.3% from RMB155.6 million in 2014 to RMB2.7 million in 2015.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, and short-term bank borrowings. As of December 31, 2016, we had RMB917.3 million (US$132.1 million) in cash and cash equivalents and RMB50.8 million (US$7.3 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2016, we had one-year credit facilities for an aggregate amount of RMB353.4 million (US$50.9 million) from three Chinese commercial banks. We had RMB228.4 million (US$32.9 million) available under these credit facilities as of December 31, 2016. As of December 31, 2016, we pledged cash of RMB15.3 million (US$2.2 million) to banks to secure RMB-denominated letters of guarantee issued to our suppliers by these banks for an aggregate maximum of RMB59.7 million (US$8.6 million). The terms of these letters of guarantee were within 11 to 24 months. We pledged cash of RMB34.5 million (US$5.0 million) to banks to secure RMB-denominated bank acceptance note to our suppliers by these banks for an aggregate maximum of RMB115.1 million (US$16.6 million). We pledged cash of RMB1.0 million (US$0.1 million) to a bank as guarantee for payment under transactions with a brand partner. As of December 31, 2016, we have utilized credit of RMB80.6 million (US$11.6 million) as guarantee for the issuance of notes payable and RMB44.4 million (US$6.4 million) for the issuance of letters of guarantee to our suppliers.

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

Our accounts receivables mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. We generally grant a credit period of no more than two weeks to the consumers of our products. We normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2014, 2015 and 2016, our accounts receivables amounted to RMB229.5 million and RMB364.8 million, and RMB624.8 million (US$90.0 million), respectively. The increase in accounts receivables over these periods was due to the increase in our product sales and service volumes. Our accounts receivables turnover days were 39 days in 2014, 42 days in 2015 and 53 days in 2016. Accounts receivables turnover days remained stable in 2015 as compared with that in 2014. The increase in turnover days for 2016 was due to the increase in proportion of revenues generated from services. Accounts receivables turnover days for a given period are equal to the average accounts receivables balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Our inventories was RMB243.0 million, RMB334.3 million and RMB312.1 million (US$44.9 million) as of December 31, 2014, 2015 and 2016. Our inventory turnover days were 63 days in 2014, 61 days in 2015, and 62 days in 2016. The increase in our inventories from December 31, 2014 to December 31, 2015 reflected the additional inventory required to support our substantially expanded sales volumes. Our inventories as of December 31, 2016 remained constant as compared with our inventories as of December 31, 2015. The slight decrease in our inventory turnover days from 2014 to 2015 reflected minor fluctuations in inventory turnover days typical in the ordinary course of our business. The slight increase in our inventory turnover days from 2015 to 2016 was due to changes in our product mix and our higher level of product purchases based on preferential procurement terms. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2014, 2015 and 2016, our accounts payable amounted to RMB300.0 million, RMB457.5 million, and RMB526.5 million (US$75.8 million), respectively. The increase in accounts payable reflected significant growth in our scale of operations. Our accounts payable turnover days were 80 days in 2014, 80 days in 2015, and 94 days in 2016. Accounts payable turnover days in 2015 remained stable as compared with that in 2014. The increase in accounts payable turnover days from 2015 to 2016 was mainly due to longer credit periods from our suppliers and brand partners and increased order volumes. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Although we consolidate the results of our consolidated VIE, we only have access to cash balances or future earnings of our consolidated VIE through our contractual arrangements with it. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, subject to applicable restrictions under PRC foreign exchange laws and regulations, our wholly foreign-owned subsidiary in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated VIE only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
		(in thousands)
Net cash provided by (used in) operating activities	(66,488)	2,202	13,441	1,936
Net cash used in investing activities	(30,545)	(126,949)	(119,429)	(17,202)
Net cash provided by financing activities	151,104	687,743	210,719	30,350
Net increase in cash and cash equivalents	54,071	562,996	104,731	15,084
Cash and cash equivalents, beginning of year	154,156	206,391	787,257	113,389
Effect of exchange rate changes	(1,836)	17,870	25,331	3,648
Cash and cash equivalents, end of year	206,391	787,257	917,319	132,121

Operating Activities

Net cash provided by operating activities in 2016 was RMB13.4 million (US$1.9 million) and primarily consisted of net income of RMB85.4 million (US$12.3 million), as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB38.8 million (US$5.6 million) of inventory write-down, RMB35.9 million (US$5.2 million) of depreciation and amortization expenses, RMB34.2 million (US$4.9 million) of share-based compensation expenses, and deferred income tax of RMB1.5 million (US$0.2 million). In 2016, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts payable of RMB65.4 million (US$9.4 million), an increase in notes payable of RMB84.1 million (US$12.1 million), partially offset by an increase in accounts receivable of RMB260.5 million (US$37.5 million), an increase in advances to suppliers of RMB40.6 million (US$5.8 million), a decrease in accrued expenses and other current liabilities of RMB19.0 million (US$2.7 million), and an increase in inventories of RMB16.5 million (US$2.4 million). Our accounts payable, notes payable and advances to suppliers increased due to the growth of our business. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories was due to the growth of our business. Our accrued expenses and other current liabilities decreased primarily due to a decrease in amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace in line with decreased GMV.

Net cash provided by operating activities in 2015 was RMB2.2 million and primarily consisted of net income of RMB22.6 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB25.2 million of share-based compensation expenses, RMB23.1 million of depreciation and amortization expenses, RMB21.1 million of inventory write-down, and RMB10.2 million of share of loss in equity method investment, partially offset by RMB9.7 million of gain on disposal of investment, and deferred income tax of RMB13.8 million. In 2015, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts payable of RMB170.5 million, an increase in accrued expenses and other current liabilities of RMB82.5 million, and a decrease in advances to suppliers of RMB15.1 million, partially offset by an increase in accounts receivable of RMB135.5 million, an increase in inventories of RMB112.5 million, an increase in prepayments and other current assets of RMB70.8 million, and an increase in amounts due from related parties of RMB22.4 million. Our accounts payable increased due to the growth of our business. Our accrued expenses and other current liabilities increased primarily due to i) an increase in amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace after Maikefeng open to third party merchants; ii) increases in logistics, marketing and salary expenses payable as a result of business growth. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales on Singles Day in the fourth quarter in 2015. The increase in our inventories was due to the growth of our business. The increase in our prepayments and other current assets was primarily due to an increase in rebates earned and receivable from suppliers upon reaching purchase thresholds.

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

Investing Activities

Net cash used in investing activities was approximately RMB119.4 million (US$17.2 million) in 2016, primarily for (i) purchase of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvement, addition of intangible assets due to cost incurred for internal development of software, investment in cost method investees, and increase in restricted cash, which were partially offset by proceeds received from maturity of short-term investment, and (ii) cash disposed upon deconsolidation of a subsidiary, Baozun-CJ.

Net cash used in investing activities was approximately RMB126.9 million in 2015, primarily for purchase of short-term investment, and purchase of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvement, addition of intangible assets due to cost incurred for internal development of software, and investment in cost method investees, which were partially offset by proceeds received from partial disposal of an equity method investee, Automoney.

Net cash used in investing activities was approximately RMB30.5 million in 2014, primarily for purchase of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvement, and addition of intangible assets due to cost incurred for internal development of software.

Financing Activities

Net cash provided by financing activities was RMB210.7 million (US$30.4 million) in 2016, primarily due to proceeds from issuance of 9,000,000 Class A ordinary shares represented by 3,000,000 ADSs in December 2016 of RMB253.7 million (US$36.5 million), partially offset by payment for repurchase of ordinary shares of RMB45.3 million (US$6.5 million) and payment of follow-on public offering cost of RMB15.6 million (US$2.3 million).

Net cash provided by financing activities was RMB687.7 million in 2015, primarily due to proceeds from issuance of ordinary shares upon initial public offering in May 2015 of RMB784.4 million, partially offset by payment of initial public offering cost of RMB77.3 million and for repurchase of ordinary shares of RMB19.5 million.

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

Capital Expenditures

We had capital expenditures of RMB29.1 million, RMB58.4 million and RMB92.2 million (US$13.3 million) for 2014, 2015 and 2016, respectively. Our capital expenditures were used primarily for (i) the purchase of computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, and (iii) cost incurred for internal development of software. Actual future capital expenditures may differ from the amounts indicated above.

Our capital expenditures currently in progress are used primarily for the development of our internal software system for customer management and retail operations, as well as the acquisition of land use right, buildings and equipments. We rely on our internal sources in financing these capital expenditures, and currently have no capital commitment, other than the capital commitment regarding the acquisition of land use right, buildings and equipments located in Suzhou, China, as disclosed elsewhere in this annual report. See “Item 4. Information on the Company - D. Property, Plants and Equipment.”

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with its articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2016, the amount restricted, including paid-in capital and statutory reserve funds, was RMB427.4 million (US$61.6 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 1.3%, 3.6% and 3.0% of our net revenues for the years ended December 31, 2014, 2015 and 2016, respectively.

C.	Research and Development, Patents and Licenses, etc.

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems and enhancing the capability of our Business Intelligence software. We employed 331 IT professionals to design, develop and operate our technology platform as of December 31, 2016.

Our research and development expenses were reported as technology and content expense on the consolidated statements of operations in 2014, 2015 and 2016, respectively, accounting for 4.0%, 2.3% and 2.8% of our total revenues during those periods, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to December 31, 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2016, other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2016:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	339,490	48,897	68,980	9,935	109,220	15,731	82,405	11,869	78,885	11,362

G.	Safe Harbor

This report contains forward-looking statements within the meaning of section 27A of the Securities Act, and section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Vincent Wenbin Qiu	49	Director and Chief Executive Officer
Junhua Wu	38	Director and Chief Operating Officer
Satoshi Okada	58	Director
Qian Wu	43	Director
David McKee Hand	43	Independent Director
Yiu Pong Chan	44	Independent Director
Bin Yu	47	Independent Director
Steve Hsien-Chieng Hsia	53	Independent Director
Benjamin Changqing Ye	46	Independent Director
Beck Zhaoming Chen	34	Chief Financial Officer
Tony Yongjun Wu	52	Chief Technology Officer
Frank Lie Ma	40	Chief Strategy Officer
Aaron Kwok Yuen Lung	52	Vice president
Peter Tao Liang	29	Vice president

Mr. Vincent Wenbin Qiu is one of our co-founders. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies invested by us. Prior to founding our company, Mr. Qiu founded Shanghai Erry Network Technology Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from 2000 to 2007. From 1992 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (China) Limited, HP China Co., Ltd. and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor’s degree in electronic engineering from Tsinghua University in 1992.

Mr. Junhua Wu is one of our co-founders and has served as our chief operating officer since the founding of our business in 2007 and as our director since 2012. He primarily supervises our apparel and beauty business. From 2001 to 2006, Mr. Wu served as director of the professional service department at Shanghai Erry. From 2000 to 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China. Mr. Wu graduated from Shanghai Jiao Tong University where he studied computer science in 2000.

Mr. Satoshi Okada has served as a member on our board since October 2014. Mr. Okada has also served as director at Alibaba.com Japan since 2008, as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on the Nasdaq Global Market since 2014, and as a director of Tsubasa Corporation since 2017. From 2000 to 2008, Mr. Okada had held various management positions within the Softbank Corp. group. He also served as director at Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from 2001 to 2005 and DeeCorp Limited, a software company, from 2005 to 2007.

Ms. Qian Wu has served as a member of our board since April 2015. Ms. Wu joined Alibaba Group in August 2007 as senior director of Yahoo China, focusing on business development, product development, website and content channel management, online searches and e-mail services. Ms. Wu currently also serves as a director of several private companies. She is also responsible for Alibaba global business coordination and development. From 2009 to 2016, she served in various leadership roles in Alibaba Group, including head of Koubei Beijing, senior director of Tmall international business development and Tmall Merchants management, general manager of O2O business and general manager of cross-border B2C business. Prior to joining Alibaba Group, she had worked for almost 10 years in SOHU.com as one of the founding members. Ms. Wu has more than 17 years’ management experience and is specialized in business development, marketing, new business initiatives and corporate management. Ms. Wu holds a bachelor’s degree in economics from Shanghai University of Financial and Economics in China and a joint master’s degree in business administration from Peking University and Fordham Business School in New York.

Mr. David McKee Hand has served as a member of our board since 2011. Mr. Hand is a founder and managing partner of Crescent Point, a private equity investment firm dual-headquartered in Singapore and Shanghai with an investment focus in Asia. He serves or has served on the boards of directors of several publicly and privately held companies, including Asia Venture Holdings Pte. Ltd., the holding company for the Viva Generik pharmacy chain in Indonesia; Aussie Farmers Holding Company Pty Ltd, the holding company for the largest online-only grocery business in Australia; Carmen Copper Corporation, a copper mining company based in the Philippines; Masterskill (Cayman) Limited which, through its subsidiaries, operates tertiary level education facilities across Malaysia; Tudou Holdings Limited, a leading Chinese online video company; and Wego Pte. Ltd., a Singapore-based pan-Asian travel metasearch company. Prior to founding Crescent Point, Mr. Hand worked at Morgan Stanley in New York and Singapore. Mr. Hand holds a bachelor’s degree in economics from Yale University and an M.B.A. from the Harvard Business School.

Mr. Yiu Pong Chan has served as our independent director since May 2015. Since September 2012, Mr. Chan has served as an executive director and from January 2014 as a managing director at L Catterton Asia Advisors, formerly named as L Capital Asia Advisors, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan is also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea. From August 2006 to June 2011, Mr. Chan was a director and served as head of the China office at investment fund Crescent Point Advisors Pte Ltd. From June 2002 to June 2006, Mr. Chan was a director at the Taiwan office of Lone Star Asia-Pacific Ltd. Mr. Chan worked with McKinsey & Co. from 1999 to 2002. Mr. Chan holds a master’s degree in finance with first-class honor and a bachelor’s degree in economics and finance from the University of Auckland.

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu has been a director of GDS Holdings Limited since November 2016. Ms. Yu has also been an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, since June 2014. In addition, Ms. Yu served as chief financial officer of Innolight Technology (Suzhou) Ltd., a high-speed optical transceiver supplier in China, from January 2015 to May 2016. Ms. Yu was a director and the chief financial officer of Star China Media Limited, a company engaged in entertainment TV programs business, from December 2013 and May 2013, respectively, to December 2014, where she was responsible for corporate finance, legal, investor relations and financial management. From August 2012 to April 2013, she was the senior vice president of Youku Tudou Inc., an Internet television company in China and was in charge of the company’s investment in content production, merger and acquisition and strategic investment. Respectively from January 2012 to April 2013 and from July 2010 to December 2011, Ms. Yu served as the chief financial officer and the vice president of finance of Tudou Holdings Limited, a company engaged in Internet television business, where she oversaw the management of the company’s finance, legal, public relationship and investor relationship departments. Prior to that, from September 1999 to July 2010, she worked at KPMG and was promoted to senior manager of KPMG Greater China region, where she was responsible for financial statements auditing and China-based private entities’ listing overseas. Ms. Yu obtained a master’s degree in education and a master’s degree in accounting from the University of Toledo in the United States in May 1998 and August 1999, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Steve Hsien-Chieng Hsia has served as our independent director since May 2016. Mr. Hsia has been the co-founder, director and chief executive officer of Young Outliers, Inc., a Silicon Valley-based education service company since 2014. Mr. Hsia has served as a board member of Malaysia Digital Economy Corporation Sdn Bhd, a dedicated government agency entrusted to develop, coordinate, and promote Malaysia’s national digital economy since 2015. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman, a digital marketing agency under WPP plc, an advertising and media holding company. From 1996 to 2011, Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia. Prior to AGENDA Corporation, Mr. Hsia co-founded two enterprise software companies. Mr. Hsia received his bachelor’s degree in computer science from University of California, Berkeley.

Mr. Benjamin Changqing Ye has served as our independent director since May 2016 and has served as a director of Hoau Logistics, a logistics company in China, since 2013. From 2011 to 2015, Mr. Ye was a managing director and the chief financial officer of CITIC PE Group. From 1992 to 2011, Mr. Ye worked for PricewaterhouseCoopers in China and the United Kingdom, where he mainly focused on M&A advisory work, and served as a partner of PricewaterhouseCoopers in China from 2004 to 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology and an MBA degree from University of Warwick. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

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

Mr. Frank Lie Ma has served as our chief strategy officer since December 2016. He was previously our vice president from February 2011 to August 2015. Mr. Ma served as the chief information officer of Shanghai Inoberb Cosmetics Co., Ltd. from September 2015 to November 2016, responsible for its overall e-commerce operation, marketing and IT department. Mr. Ma served as a vice president of Jushang (Shanghai) E-commerce Co., Ltd. (Fclub.cn) from 2009 to 2011, responsible for its overall operation and marketing. From 2007 to 2009, Mr. Ma served as a CEO executive assistant of Newegg (China) Trade Co., Ltd. Mr. Ma also held various managerial positions in Alipay (China) Network Technology Co., Ltd. from 2005 to 2007, Shanghai Etang Information Technology Co., Ltd. from 2001 to 2005, and Globalsources (Shanghai) Advertisement Co., Ltd. from 1997 to 2001. Mr. Ma received his master’s degree in business administration from East China Normal University in 2012. Mr. Ma owns two patents relating to an online payment method and system pertaining to communication terminals and intermediate platforms.

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

Mr. Peter Tao Liang has served as our vice president, primarily supervising logistic and administrative departments since January 2017. Mr. Liang had held a number of positions with us, including our logistic director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

B.	Compensation

In 2016, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB6.3 million (US$0.9 million) to our directors and executive officers as a group and granted an aggregate of 561,221 restricted share units to our directors and executive officers.

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

Share Incentive Plans

The following summarizes, as of the date of this annual report, the options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan, under which Shanghai Baozun granted share-based incentive awards to employees, officers, directors and individual consultants of Shanghai Baozun. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares which may be issued pursuant to all awards under the 2014 Plan is 20,331,467. As of March 31, 2017, the number of shares which may be issued pursuant to all outstanding options under the 2014 Plan is 12,043,024.

On May 5, 2015, we adopted our 2015 Plan, which was amended in July 2016. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased by 2,641,679 to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the 2015 Plan, as amended, if on December 31 of each year beginning in 2016, the unissued Shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding Shares. On December 31, 2016, as the unissued Shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2017, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 2,334,986 to 1.5% of the then total issued and outstanding shares, which was 2,391,180. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of March 31, 2017, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 7,453,942.

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

Eligibility. We may grant awards to the employees, consultants rendering bona fide services to us or our affiliated entities designated by our board, as well as our non-employee directors, provided that awards cannot be granted to consultants or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees.

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

Amendment and Termination. The board of directors may at any time amend, modify or terminate the 2014 Plan or the 2015 Plan subject to shareholder approval to the extent required by laws. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2014 Plan, or to permit the board of directors to extend the term or the exercise period of an option or share appreciation right beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2014 Plan or the 2015 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2014 Plan and the 2015 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2014 Plan and the 2015 Plan, respectively.

The following table summarizes, as of the date of March 31, 2017, options that we granted to our directors and executive officers and to other individuals as a group under our 2014 Plan and 2015 Plan.

Name	Ordinary shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	2,105,801	0.0136	1/30/2010	1/29/2020
			2/1/2012	1/31/2022
			6/28/2013	6/27/2023
			8/29/2014	8/28/2024
	279,679	0.0001	2/6/2015	2/5/2025
Junhua Wu	2,218,507	0.0136	1/30/2010	1/29/2020
			2/1/2012	1/31/2022
			6/28/2013	6/27/2023
			8/29/2014	8/28/2024
	279,679	0.0001	2/6/2015	2/5/2025
Yiu Pong Chan	*	0.0001	5/20/2015	5/19/2025
Bin Yu	*	0.0001	5/20/2015	5/19/2025
Beck Zhaoming Chen	*	0.0136	6/28/2013	6/27/2023
			8/29/2014	8/28/2024
		0.0001	2/6/2015	2/5/2025
Tony Yongjun Wu	*	0.0001	2/6/2015	2/5/2025
Frank Lie Ma	*	0.0136	6/28/2013	6/27/2023
Aaron Kwok Yuen Lung	*	0.0001	2/6/2015	2/5/2025
Peter Tao Liang	*	0.0136	1/30/2010	1/29/2020
		0.0136; 1.5;
Other individuals as a group	5,613,138	2.8679	various**	various***

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

**	From January 30, 2010 to August 14, 2015.

***	From January 29, 2020 to August 13, 2025.

The following table summarizes, as of the date of March 31, 2017, restricted share units that we granted to our directors, executive officers and other individuals under our 2015 Plan.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	250,000	12/31/2015	12/30/2025
	75,000	12/29/2016	12/28/2026
Junhua Wu	160,000	12/31/2015	12/30/2025
	48,000	12/29/2016	12/28/2026
Satoshi Okada	*	12/29/2016	12/28/2026
Steve Hsien-Chieng Hsia	*	5/19/2016	5/18/2026
Benjamin Changqing Ye	*	5/19/2016	5/18/2026
Beck Zhaoming Chen	*	12/31/2015	12/30/2025
		12/29/2016	12/28/2026
Tony Yongjun Wu	*	12/31/2015	12/30/2025
Frank Lie Ma	*	12/29/2016	12/28/2026
Aaron Kwok Yuen Lung	*	12/31/2015	12/30/2025
Peter Tao Liang	*	12/31/2015	12/30/2025
		12/29/2016	12/28/2026
Other individuals as a group	6,076,503	various**	various***

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

**	From August 14, 2015 to February 23, 2017.

***	From August 13, 2025 to February 22, 2027.

C.	Board Practices

Board of Directors

Our board of directors consists of nine directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye. Ms. Bin Yu is the chairman of our audit committee. Ms. Bin Yu is the audit committee financial expert. We have determined that Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye satisfy the “independence” requirements of the NASDAQ Stock Market Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our independent registered public accounting firms;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

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

The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. David McKee Hand, Mr. Steve Hsien-Chieng Hsia and Ms. Bin Yu. Mr. David McKee Hand is the chairperson of our nominating and corporate governance committee. We have determined that Mr. David McKee Hand, Mr. Steve Hsien-Chieng Hsia and Ms. Bin Yu satisfy the “independence” requirements of the NASDAQ Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

As of December 31, 2016, we had 2,984 full-time employees. We had a total of 1,580 and 2,496 full-time employees as of December 31, 2014 and 2015, respectively. The following table provides a breakdown of our employees as of December 31, 2016 by function:

Function	Number
Front-end[1]	2,135
Fulfillment	303
Information technology	337
Back-end[2]	209
Total	2,984

(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.

(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

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

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation program covers such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development program. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2017, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 159,967,450 ordinary shares (including 146,666,712 Class A ordinary shares, excluding the 10,400,409 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2017.

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

Except as otherwise noted, the address of each person listed in the following table is c/o Baozun Inc., Building B, No. 1268 Wanrong Road, Shanghai 200436, the People’s Republic of China.

	Ordinary Shares Beneficially Owned as of March 31, 2017
Name	Class A ordinary shares	Class B Ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:
Vincent Wenbin Qiu(1)	2,244,614	9,410,369	7.2%	34.2%
Junhua Wu(2)	2,342,542	3,890,369	3.8%	14.6%
Satoshi Okada(3)	20,029,611	—	12.5%	7.2%
Qian Wu(4)	26,469,422	—	16.5%	9.5%
David McKee Hand(5)	17,608,196	—	11.0%	6.3%
Yiu Pong Chan(6)	*	—	*	*
Bin Yu(7)	*	—	*	*
Steve Hsien-Chieng Hsia(8)	*	—	*	*
Benjamin Changqing Ye(9)	*	—	*	*
Beck Zhaoming Chen(10)	*	—	*	*
Tony Yongjun Wu(11)	*	—	*	*
Frank Lie Ma(12)	*	—	*	*
Aaron Kwok Yuen Lung(13)	*	—	*	*
Peter Tao Liang(14)	*	—	*	*
All our Directors and Executive Officers as a group(15)	69,643,264	13,300,738	50.1%	71.1%
Principal Shareholders:
Alibaba Investment Limited(16)	26,469,422	—	16.5%	9.5%
Crescent Castle Holdings Ltd(17)	17,608,196	—	11.0%	6.3%
Tsubasa Corporation(18)	20,029,611	—	12.5%	7.2%
Jesvinco Holdings Limited(19)	6	9,410,369	5.9%	33.6%
GS Entities(20)	7,946,985	—	5.0%	2.8%
Casvendino Holdings Limited(21)	—	3,890,369	2.4%	13.9%

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents six Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, and 2,244,608 Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Qiu.

(2)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 2,342,542 Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wu.

(3)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp. Mr. Okada was appointed by Tsubasa Corporation as our director. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.

(4)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. Ms. Wu was appointed by Alibaba Investment Limited as our director. The business address for Ms. Wu is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway, Bay Hong Kong. Ms. Wu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.

(5)	Represents 17,608,196 Class A ordinary shares held by Crescent Castle Holdings Ltd. Crescent Castle Holdings Ltd. is a limited liability company incorporated in the Cayman Islands. Crescent Peak II Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent Castle Holdings Ltd., is ultimately controlled by Mr. David M. Hand and Mr. Richard T. Scanlon. The business address of Mr. Hand is c/o One Temasek Avenue, #20-01 Millenia Tower Singapore 039192.

(6)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Chan.

(7)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Ms. Yu.

(8)	Represents Class A ordinary shares in the form of ADS and Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Hsia.

(9)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Ye.

(10)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Chen.

(11)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Wu.

(12)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Ma.

(13)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Kwok.

(14)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Liang.

(15)	Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by all of our directors and executive officers as a group.

(16)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. The registered address for Alibaba Investment Limited is Trident Chambers, P. O. Box 146, Road Town, Tortola, British Virgin Islands.

(17)	Represents 17,608,196 Class A ordinary shares held by Crescent Castle Holdings Ltd, a company incorporated in Cayman Islands. Crescent Peak II Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent Castle Holdings Ltd., is ultimately controlled by Mr. David M. Hand and Mr. Richard T. Scanlon. The registered address for Crescent Castle Holdings Ltd is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(18)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company incorporated in the Federated States of Micronesia and wholly owned by Softbank Group Corp. The registered address for Tsubasa Corporation is 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia.

(19)	Represents six Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

(20)	Represents 7,946,985 Class A ordinary shares in the form of ADS held by GS entities. Information regarding beneficial ownership is reported as of December 31, 2016, based on the information contained in the Schedule 13G filed by Goldman Sachs Asset Management, L.P. with the SEC on February 13, 2017. The address for Goldman Sachs Asset Management, L.P. is 200 West Street, New York, NY 10282.

(21)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2017, a total of 95,761,830 Class A ordinary shares are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “—B. Compensation—Share Incentive Plans.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Shanghai Zunyi and its Shareholders

Foreign ownership of value-added telecommunications businesses requires an operation license for value-added telecommunications business, which we refer to as an ICP license, and is subject to restrictions under current PRC laws and regulations. Due to these restrictions, we operate our relevant business through contractual arrangements between our wholly-owned subsidiary, Shanghai Baozun, our VIE, Shanghai Zunyi, and the shareholders of Shanghai Zunyi. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders.”

Shareholders’ Agreement

Pursuant to our amended and restated shareholders’ agreement entered into on October 29, 2014 (as amended on December 11, 2014), we granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights granted under the shareholders’ agreement.

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

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our securities other than pursuant to a demand registration right, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities.

Expenses of Registration.  All registration expenses incurred in connection with any demand, piggyback or Form F-3 or Form S-3 registration, other than any underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the shareholders’ agreement, will be borne by us.

Termination of Obligations.  The registration rights set forth above shall terminate on the earlier of (i) the date that is five years from the closing of our initial public offering on May 27, 2015, (ii) with respect to any holder of registrable securities, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period after our initial public offering.

Transactions with Alibaba

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2014, 2015 and 2016, we paid Alibaba Group service fees of RMB70.7 million, RMB143.5 million and RMB246.1 million (US$35.5 million), respectively.

As of December 31, 2016, amounts due from Alibaba Group are RMB10.4 million (US$1.5 million), representing receivables to be collected from Alibaba Group for promotion services provided by us and deposits paid.

Transactions with Ahead (Shanghai) Trade Co., Ltd.

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. In 2014, 2015 and 2016, after it had become one of our related parties, we paid or accrued commission fees of RMB0.5 million, RMB 1.1 million and RMB4.3 million (US$0.6 million) to and received or accrued services revenue of RMB0.6 million, RMB7.9 million and RMB3.6 million (US$0.5 million) from Ahead.

As of December 31, 2016, amounts due from Ahead are RMB28.4 million (US$4.1 million), representing receivables to be collected from Ahead for services provided by us and amounts to be collected by Ahead on behalf of us. The balance is interest free and settleable on demand.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

Please see “Item 18. Financial Statements.” Other than as disclosed elsewhere in this annual report, no significant changes have occurred since the date of our annual financial statements.

Legal Proceedings

As of December 31, 2016, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Dividends distributed by Shanghai Baozun, our major PRC subsidiary, to us are subject to PRC taxes. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable after-tax profits, if any, determined in accordance with their respective articles of association and Chinese accounting standards and regulations. “Item 3. Key Information— D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

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

Our ADSs have been quoted on The NASDAQ Global Select Market under the symbol “BZUN” since May 21, 2015. Each ADS represents three Class A ordinary shares. In December 2016, we completed a follow-on public offering of our ADSs, in which we issued and sold an aggregate of 9,000,000 Class A ordinary shares represented by 3,000,000 ADSs and certain selling shareholders sold 3,000,000 ADSs at US$12.25 per ADS. On April 11, 2017, the last reported sale price of our ADSs on the NASDAQ Global Select Market was US$16.71.

The table below sets forth, for the periods indicated, the highest and lowest trading prices on The NASDAQ Global Select Market for our ADSs representing Class A ordinary shares.

	High	Low
Annual Highs and Lows
2015	14.77	4.00
2016	18.61	4.83
Quarterly Highs and Lows
Second Quarter 2015	14.77	9.23
Third Quarter 2015	10.60	4.00
Fourth Quarter 2015	9.89	4.50
First Quarter 2016	7.88	4.83
Second Quarter 2016	7.28	5.193
Third Quarter 2016	15.96	6.05
Fourth Quarter 2016	18.61	10.87
First Quarter 2017	16.20	11.07
Monthly Highs and Lows
October 2016	18.61	12.80
November 2016	16.9213	12.70
December 2016	15.35	10.87
January 2017	14.36	11.07
February 2017	16.20	13.08
March 2017	15.94	13.92
April 2017 (through April 11, 2017)	17.58	14.50

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on The NASDAQ Global Select Market since May 21, 2015 under the symbol “BZUN”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2016 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

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

Registered Office

Our registered office in the Cayman Islands is located at the offices of Novasage Incorporations (Cayman) Limited, at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated articles allow our shareholders holding in the aggregate not less than one-third of the aggregate number of votes attaching to all issued and outstanding shares of our company to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

PRC Tax

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises substantial and overall control and management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends received may be subject to a reduced rate of U.S. federal income tax applicable to “qualified dividend income,” provided that (1) either (a) our ADSs or ordinary shares, with respect to which the dividends are paid, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year (discussed below), and (3) the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Under IRS authority, common or ordinary shares, or depositary shares representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Select Market, where our ADSs (but not our ordinary shares) are listed. If we are treated as a “resident enterprise” for PRC tax purposes (see “—PRC Tax”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any dividends we pay with respect to the ADSs or ordinary shares will constitute foreign source income for foreign tax credit purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” below, the gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016, and we do not expect to become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2016 or any subsequent years.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

In applying these tests, a foreign corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our VIE should be treated as ownership of stock. Passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

If a foreign corporation is treated as a PFIC for any year during a shareholder’s holding period in its shares, the corporation generally will continue to be treated as a PFIC with respect to that shareholder for all succeeding years during which it holds its shares.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares. In general, these special rules will cause your “excess distribution” or gain to be taxed to you as ordinary income. In addition, an interest charge generally will apply. This will likely result in your having to pay more U.S. federal income tax on the distribution, or gain, than you would under the rules described in the sections above. Specifically, distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

The PFIC rules provide for certain elections that can, in certain circumstances, alter the tax consequences of PFIC status as generally described above, thereby mitigating the adverse tax consequences that generally apply under the PFIC rules as described above. One such election, the “qualified electing fund” or “QEF” election, allows a U.S. Holder to include in income its share of the corporation’s income on a current basis and it requires (among other things) that the U.S. Holder include with its U.S. federal income tax return a “PFIC Annual Information Statement” provided by the foreign corporation and disclosing to the U.S. Holder its pro rata share of the corporation’s “ordinary earnings” and “net capital gain” as determined under U.S. federal income tax principles. A QEF election also can, in certain circumstances, cause the “excess distribution” regime described above not to apply, generally resulting in more favorable tax consequences upon receipt of PFIC excess distributions or the recognition of gain on sale of PFIC shares (or ADSs). However, we do not intend to calculate our “ordinary earnings” or “net capital gain,” nor do we intend to supply U.S. Holders with the required “PFIC Annual Information Statement.” Therefore, it generally will not be possible for you to make a QEF election if we are, or if we become, a PFIC.

A different election, the “mark-to-market” election could be available if our ADSs or ordinary shares, as applicable, are considered “marketable stock” as defined under applicable U.S. Treasury Regulations. Our ADSs or ordinary shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable U.S. Treasury regulations). Our ADSs are listed on the NASDAQ Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are regularly traded and we are treated as a PFIC, we expect the mark-to-market election would be available to a U.S. Holder that owns ADSs. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

If we are treated as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the rules described in the preceding paragraphs with respect to the shares of such lower-tier PFICs that you are deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

Each U.S. Holder will generally be required to file an IRS Form 8621, “Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund” if it holds ADSs or ordinary shares in any year in which we are treated as a PFIC. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi, while a portion of our cash and cash equivalents is denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to this financial asset denominated in U.S. dollars. Any significant revaluation of Renminbi against the U.S. dollar may materially affect our financial position. The value of your investment in our ADSs are affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years.  Between July 2008 and  June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band.  Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar.  In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we receive from our public offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2016, we had RMB-denominated cash and cash equivalents of RMB386.4 million (US$55.6 million) and U.S. dollar-denominated cash and cash equivalents of US$66.3 million.  Assuming we had converted RMB386.4 million into U.S. dollars at the exchange rate of RMB6.9430 for US$1.00, as of December 31, 2016, our U.S. dollar cash balance would have been US$121.9 million.  If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$116.9 million instead. Assuming we had converted US$66.3 million into RMB at the exchange rate of RMB6.9430 for US$1.00, as of December 31, 2016, our RMB cash balance would have been RMB846.7 million.  If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB892.8 million instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term borrowings and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2014, 2015 and 2016 was 2.0%, 1.4% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2014, 2015 and 2016, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in the PRC, Hong Kong, Taiwan and Japan. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers pay for our product sales through a network of third-party payment service providers. We have not experienced any significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB0.4 million, RMB0.7 million and RMB1.2 million (US$0.2 million) as of December 31, 2014, 2015 and 2016, respectively.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2016, we did not receive any reimbursements relating to the ADS facility from the depositary.

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

For the period from May 20, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used US$79.6 million net proceeds from our initial public offering for investment in sales and marketing activities, research and development and technology infrastructure, warehousing and fulfillment infrastructure and for general corporate purposes.

In December 2016, we completed a follow-on public offering of our ADSs, in which we issued and sold an aggregate of 9,000,000 Class A ordinary shares represented by 3,000,000 ADSs at US$12.25 per ADS and the selling shareholders sold an aggregate of 3,000,000 ADSs. The ordinary shares underlying the ADSs offered and sold were registered pursuant to the registration statement on Form F-3 (file number: 333-214801) filed with the SEC on December 7, 2016. Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., and China Renaissance Securities (Hong Kong) acted as bookrunners of the offering. The aggregate price of the offering amount registered and sold by us was approximately US$36.8 million, of which we received net proceeds of approximately US$33.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by our company.

For the period from December 7, 2016, the date that the F-3 Registration Statement was declared effective by the SEC, to the date of this annual report, we have not used any net proceeds from our follow-on public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

Disclosure controls and procedures mean controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company's assets that could have a material effect on the consolidated financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our company's internal control over financial reporting as of December 31, 2016 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-3 of this Form 20-F.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this annual report.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Bin Yu, the chairman of our audit committee and an independent director, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP for the years ended December 31, 2015 and 2016.

	For the Year Ended December 31,
	2015		%	2016		%
	(thousands)			(thousands)
Audit Fees	US$	562.8	100%	US$	976.6	92.7%
Audit-Related Fees		—	—		—	—
Tax Fees		—	—		—	—
All Other Fees		—	—		77.2	7.3
Total	US$	562.8	100%	US$	1,053.8	100%

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, in connection with statutory and regulatory filings or engagements for those fiscal years, our initial public offering in 2015 and a follow-on public offering in 2016.

Audit-Related Fees. This category includes the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.”

Tax fees. This category includes the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

All Other Fees. There were no other fees billed by our independent registered public accounting firm for the fiscal years ended December 31, 2015. Other fees billed for the fiscal years ended December 31, 2016 includes fees billed by our independent registered public accounting firm for non-audit services regarding recalculation of certain online order data.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2015, our board of directors authorized a program under which we may repurchase up to US$10 million worth of our outstanding ADSs from November 2015 to November 2016. The repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The following table sets forth a summary of our repurchase of our ADSs made in each month of 2016 under the share repurchase programs described in the paragraph above.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS (US$)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
January 2016	899,650	6.62	1,167,587	1,903,116
February 2016	301,564	6.31	1,469,151	—

(1)	In November 2015, our board of directors authorized a program under which we may repurchase up to US$10 million worth of our outstanding ADSs from November 2015 to November 2016. We completed the share repurchase program in February 2016.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on The NASDAQ Global Select Market, we are subject to NASDAQ’s corporate governance requirements.

Rule 5615(a)(3) of the NASDAQ Stock Market Rules permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice that does not require us to solicit proxy and hold meetings of our shareholders every year. In addition, in July 2016, our board of directors approved an amendment to our 2015 Plan to increase the number of Class A ordinary shares reserved for issuance under our 2015 Plan, and we followed our home country practice that does not require shareholder approval for such amendment. Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NASDAQ Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Documents

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 3.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

2.2	Deposit Agreement, dated May 27, 2015, among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of Form S-8 (File No. 333-205944) filed with the Securities and Exchange Commission on July 30, 2015)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 15, 2015)

2.4	Amended and Restated Shareholders’ Agreement, dated as of October 29, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

2.5	Amendment Agreement to Amended and Restated Shareholders’ Agreement, dated as of December 11, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.2	2015 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-3 (File No. 333-214801) filed with the Securities and Exchange Commission on November 25, 2016)

4.3	Form of Indemnification Agreement with the Registrant’s Directors and Officers (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

4.4	Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.3 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 8, 2015)

4.5	English Translation of Exclusive Technology and Services Agreement, dated as of April 1, 2014, between Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.6	English Translation of Exclusive Call Option Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of April 1, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.7	English Translation of Shareholders’ Voting Rights Proxy Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.6 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.8	English Translation of Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Vincent Wenbin Qiu, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.9	English Translation of Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.10*	Summary English Translation of Asset Transfer Contract dated as of April 7, 2017, by and between Baotong E-Logistics Technology (Suzhou) Limited and MCL Technology (China) Co., Ltd.

8.1*	List of Significant Subsidiaries and Consolidated Affiliated Entity

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Fangda Partners

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baozun Inc.
By:	/s/ Beck Zhaoming Chen
Name:	Beck Zhaoming Chen
Title:	Chief Financial Officer

Date: April 12, 2017

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baozun Inc.

We have audited the accompanying consolidated balance sheets of Baozun Inc., its subsidiaries and its variable interest entity (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2017 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 12, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baozun Inc.

We have audited the internal control over financial reporting of Baozun Inc., its subsidiaries and its variable interest entity (the “Group”) as of December 31, 2016 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2016 of the Group and our report dated April 12, 2017 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 12, 2017

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2015	2016
	RMB	RMB	US$
			(Note 2)

ASSETS

Current assets:
Cash and cash equivalents	787,257	917,319	132,121
Restricted cash	48,144	50,832	7,321
Short-term investment	50,000	40,000	5,761

Accounts receivable, net of allowance for doubtful accounts of RMB670 and RMB1,180 as of December 31, 2015 and 2016, respectively	364,782	624,817	89,993
Inventories	334,347	312,071	44,948
Advances to suppliers	34,668	75,727	10,907
Prepayments and other current assets	112,122	108,495	15,627
Amounts due from related parties	37,565	38,772	5,584

Total current assets	1,768,885	2,168,033	312,262

Investments in equity investees	13,307	33,443	4,817
Property and equipment, net	59,208	100,892	14,531
Intangible assets, net	20,128	26,984	3,887
Other non-current assets	13,830	26,581	3,828
Deferred tax assets	13,815	12,332	1,776

TOTAL ASSETS	1,889,173	2,368,265	341,101

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Accounts payable (including accounts payable of consolidated variable interest entity (“VIE”) without recourse to the Company of RMB1,783 and RMB1,198 as of December 31, 2015 and 2016, respectively)	457,493	526,461	75,826
Notes payable	31,088	115,140	16,584
Income tax payables	7,793	15,811	2,277
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB45,078 and RMB34,240 as of December 31, 2015 and 2016, respectively)	150,859	138,841	19,998
Amounts due to related parties	7,469	-	-

Total current liabilities	654,702	796,253	114,685

TOTAL LIABILITIES	654,702	796,253	114,685

Commitments (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2015	2016
	RMB	RMB	US$
			(Note 2)

Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 138,170,631 and 146,111,244 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	85	92	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	8	8	1
Additional paid-in capital	1,535,665	1,761,430	253,699
Accumulated deficit	(320,499)	(233,866)	(33,684)
Accumulated other comprehensive income	19,212	44,348	6,387

Total shareholders’ equity	1,234,471	1,572,012	226,416

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,889,173	2,368,265	341,101

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				(Note 2)

Net revenues
Product sales	1,187,162	1,940,649	2,176,447	313,474
Services (including related-party revenues of RMB622, RMB7,850 and RMB3,606 for the years ended December 31, 2014, 2015 and 2016, respectively)	397,258	657,794	1,213,828	174,828
Total net revenues	1,584,420	2,598,443	3,390,275	488,302

Operating expenses:
Cost of products	(1,086,133)	(1,735,820)	(1,921,856)	(276,805)
Fulfillment	(168,130)	(325,159)	(540,857)	(77,900)
Sales and marketing	(226,952)	(403,519)	(658,819)	(94,890)
Technology and content	(63,607)	(59,946)	(95,638)	(13,775)
General and administrative	(96,911)	(73,678)	(88,274)	(12,714)
Other operating income, net	457	8,130	5,235	754

Total operating expenses	(1,641,276)	(2,589,992)	(3,300,209)	(475,330)

Income (loss) from operations	(56,856)	8,451	90,066	12,972
Other income (expenses):
Interest income	3,156	8,834	11,869	1,709
Interest expense	(1,552)	-	-	-
Gain on disposal of investment	-	9,674	-	-
Exchange gain (loss)	(2,650)	(124)	320	46

Income (loss) before income tax and share of loss in equity method investment	(57,902)	26,835	102,255	14,727
Income tax benefit (expense)	(1,912)	6,022	(16,831)	(2,424)
Share of loss in equity method investment	-	(10,236)	-	-

Net Income (loss)	(59,814)	22,621	85,424	12,303
Deemed dividend from issuance of convertible redeemable preferred shares	(16,666)	-	-	-
Change in redemption value of convertible redeemable preferred shares	(79,169)	(25,332)	-	-

Net loss attributable to noncontrolling interests	-	-	1,209	174
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(155,649)	(2,711)	86,633	12,477

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(5.31)	(0.03)	0.58	0.08
Diluted	(5.31)	(0.03)	0.53	0.08

Net income (loss) per American depositary shares ("ADS") attributable to ordinary shareholders of Baozun Inc.:
Basic	(15.93)	(0.08)	1.74	0.25
Diluted	(15.93)	(0.08)	1.59	0.23

Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	29,314,067	102,987,119	149,935,100	149,935,100
Diluted	29,314,067	102,987,119	163,926,674	163,926,674

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				(Note 2)

Net income (loss)	(59,814)	22,621	85,424	12,303
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	1,249	18,008	25,136	3,620

Comprehensive income (loss)	(58,565)	40,629	110,560	15,923

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Baozun Inc. Shareholders' Equity
	Ordinary shares		Additional paid-in capital	Subscription receivables	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Baozun shareholders’ equity	Noncontrolling interests	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2014	29,983,883	18	-	(18)	(232,330)	(45)	(232,375)	-	(232,375)
Net loss	-	-	-	-	(59,814)	-	(59,814)	-	(59,814)
Repurchase of ordinary shares (Note 11)	(1,925,063)	(1)	-	1	(20,963)	-	(20,963)	-	(20,963)
Payment of ordinary shares	-	-	-	17	-	-	17	-	17
Deemed dividend from issuance of preferred share series C2 (Note 16)	-	-	(3,039)	-	(13,627)	-	(16,666)	-	(16,666)
Share-based compensation	-	-	84,963	-	-	-	84,963	-	84,963
Consolidation of VIE	-	-	1,000	-	(471)	-	529	-	529
Change in redemption value of convertible redeemable preferred shares	-	-	(79,169)	-	-	-	(79,169)	-	(79,169)
Foreign currency translation adjustment	-	-	-	-	-	1,249	1,249	-	1,249
Balance as of December 31, 2014	28,058,820	17	3,755	-	(327,205)	1,204	(322,229)	-	(322,229)
Net income	-	-	-	-	22,621	-	22,621	-	22,621
Repurchase of ordinary shares (Note 11)	(803,811)	(1)	(13,957)	-	-	-	(13,958)	-	(13,958)
Issuance of ordinary shares upon initial public offering ("IPO"), net of issuance cost of RMB80,962	37,950,000	24	703,364	-	-	-	703,388	-	703,388
Share-based compensation	-	-	25,195	-	-	-	25,195	-	25,195
Conversion of series A preferred shares into class A ordinary shares upon IPO	19,622,241	12	57,560	-	-	-	57,572	-	57,572
Conversion of series B preferred shares into class A ordinary shares upon IPO	26,532,203	16	208,066	-	-	-	208,082	-	208,082
Conversion of series C1 preferred shares into class A ordinary shares upon IPO	29,056,332	18	367,611	-	-	-	367,629	-	367,629
Conversion of series C2 preferred shares into class A ordinary shares upon IPO	1,925,063	1	37,629	-	-	-	37,630	-	37,630
Conversion of series D preferred shares into class A ordinary shares upon IPO	7,504,324	5	155,699	-	-	-	155,704	-	155,704
Exercise of share options	1,626,197	1	160	-	-	-	161	-	161
Change in redemption value of convertible redeemable preferred shares	-	-	(9,417)	-	(15,915)	-	(25,332)	-	(25,332)
Foreign currency translation adjustment	-	-	-	-	-	18,008	18,008	-	18,008
Balance as of December 31, 2015	151,471,369	93	1,535,665	-	(320,499)	19,212	1,234,471	-	1,234,471
Net income (loss)	-	-	-	-	86,633	-	86,633	(1,209)	85,424
Share-based compensation	-	-	34,185	-	-	-	34,185	-	34,185
Repurchase of ordinary shares (Note 11)	(3,603,642)	(3)	(50,839)	-	-	-	(50,842)	-	(50,842)
Exercise of share options	2,544,255	4	3,939	-	-	-	3,943	-	3,943
Issuance of ordinary shares upon secondary follow-on Public offering, net of issuance costs of RMB22,661	9,000,000	6	231,011	-	-	-	231,017	-	231,017
Additional capital contribution from shareholders (Note 13)	-	-	7,469	-	-	-	7,469	-	7,469
Contribution from noncontrolling interest holder	-	-	-	-	-	-	-	14,063	14,063
Deconsolidation of Shanghai Baozun-CJ E-Commerce Co., Ltd ("Baozun CJ") (Note 8)	-	-	-	-	-	-	-	(12,854)	(12,854)
Foreign currency translation adjustment	-	-	-	-	-	25,136	25,136	-	25,136
Balance as of December 31, 2016	159,411,982	100	1,761,430	-	(233,866)	44,348	1,572,012	-	1,572,012

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				(Note 2)

Cash flows from operating activities:
Net income (loss)	(59,814)	22,621	85,424	12,303
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	388	262	510	73
Inventory write-down	12,497	21,125	38,759	5,582
Share-based compensation	84,963	25,195	34,185	4,924
Depreciation and amortization	13,252	23,145	35,880	5,168
Deferred income tax	-	(13,815)	1,483	214
Loss on disposal of property and equipment	271	880	906	130
Gain on disposal of investment	-	(9,674)	-	-
Share of loss in equity method investment	-	10,236	-	-
Exchange (gain) loss	2,650	124	(320)	(46)
Changes in operating assets and liabilities:
Accounts receivable	(123,456)	(135,542)	(260,545)	(37,526)
Inventories	(122,128)	(112,494)	(16,483)	(2,374)
Advances to suppliers	(10,671)	15,072	(40,589)	(5,846)
Prepayments and other current assets	(16,866)	(70,832)	(1,879)	(271)
Amounts due from related parties	(8,023)	(22,416)	(1,207)	(174)
Other non-current assets	(994)	(11,389)	(1,062)	(153)
Accounts payable	126,561	170,486	65,352	9,413
Notes payable	17,000	1,088	84,052	12,106
Income tax payables	1,889	5,597	8,018	1,155
Accrued expenses and other current liabilities	15,993	82,533	(19,043)	(2,742)
Net cash provided by (used in) operating activities	(66,488)	2,202	13,441	1,936

Cash flows from investing activities:
Purchases of property and equipment	(19,760)	(46,470)	(76,114)	(10,963)
Purchase of short term investment	-	(50,000)	-	-
Disposal of short term investment	-	-	10,000	1,440
Additions of intangible assets	(9,331)	(11,991)	(16,077)	(2,316)
Investment in cost method investees	-	(7,682)	(6,750)	(972)
Payment for an equity method investee	-	(10,562)	-	-
Cash disposed upon deconsolidation of a subsidiary	-	-	(26,240)	(3,779)
Consideration of partial disposal of equity method investment	-	10,000	-	-
Increase in restricted cash	(1,900)	(10,244)	(2,688)	(387)
Loan to a cost method investee	-	-	(1,560)	(225)
Cash acquired upon consolidation of VIE	446	-	-	-
Net cash used in investing activities	(30,545)	(126,949)	(119,429)	(17,202)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
				(Note 2)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon public offering	-	784,350	253,678	36,537
Payment for public offering costs	(2,128)	(77,289)	(15,644)	(2,253)
Proceeds from short-term borrowings	160,000	-	-	-
Repayments of short-term borrowings	(160,000)	-	-	-
Proceeds from amounts due to related parties	68,941	-	-	-
Capital contribution from noncontrolling interests	-	-	14,063	2,026
Repayment of amounts due to related parties	(61,472)	-	-	-
Proceeds from shareholders’ payment for ordinary shares	17	-	-	-
Proceeds from issuance of convertible redeemable preferred shares	145,746	-	-	-
Proceeds from exercises of stock options	-	161	3,943	568
Payment for ordinary shares repurchase	-	(13,958)	(45,321)	(6,528)
Advances for ordinary shares repurchase	-	(5,521)	-	-
Net cash provided by financing activities	151,104	687,743	210,719	30,350

Net increase in cash and cash equivalents	54,071	562,996	104,731	15,084

Cash and cash equivalents, beginning of year	154,156	206,391	787,257	113,389

Effect of exchange rate changes on cash and cash equivalents	(1,836)	17,870	25,331	3,648

Cash and cash equivalents, end of year	206,391	787,257	917,319	132,121

Supplemental disclosure of cash flow information:
Cash paid for interest	1,552	-	-	-
Cash paid for income tax	23	2,196	7,330	1,056

Supplemental disclosures of non-cash financing activities:
Unpaid public offering costs	-	1,545	8,562	1,234

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

As of December 31, 2016, the Company’s major subsidiaries and VIE are as follows:

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

Starting December 2013, pursuant to a framework agreement entered into by the Founding Shareholders and all of the Investors, the Company undertook a series of reorganization transactions to redomiclie its business from PRC to the Cayman Islands (the “Redomiciliation”). The main purpose of the Redomiciliation is to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. The Redomiciliation was subject to PRC government approval and executed in the following steps:

1)	In December 2013, the Company was incorporated in the Cayman Islands to be the holding company of the Group. The Founding Shareholders subscribed to 29,983,883 ordinary shares of the Company at par value of US$0.0001 per share.

2)	Upon obtaining all necessary approvals from the PRC government in May 2014, the Investors subscribed for convertible redeemable preferred shares at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Shanghai Baozun in June 2014. Upon the issuance of preferred shares and ordinary shares issued in step 1), the equity structure of the Company is identical to that of Shanghai Baozun. See Note 16 for details of preferred shares issued to the Investors.

3)	In July 2014, the Company legally acquired 100% of the equity interest of Shanghai Baozun from the Founding Shareholders and the Investors, thus Shanghai Baozun became a wholly owned subsidiary of the Company.

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

The agreements that provide the Company effective control over the VIE include:

(i) Proxy Agreement, under which each shareholder of Shanghai Zunyi has executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of his rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Shanghai Baozun terminates the agreement by giving a 30-day prior written notice or gives its consent to the termination by Shanghai Zunyi.

(ii) Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun’s written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

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

The following amounts and balances of Shanghai Zunyi were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2015	2016
	RMB	RMB

Cash and cash equivalents	5,269	1,736
Accounts receivable, net	-	15,151
Inventories	50,394	4,912
Advance to suppliers	646	1,084
Amounts due from related parties	15,741	28,946
Prepayments and other current assets	9,410	4,045
Investment in a cost method investee	-	6,750
Property and equipment, net	42	177
Intangible assets	-	83
Other non-current assets	115	791
Total assets	81,617	63,675
Accounts payable	1,783	1,198
Accrued expenses and other current liabilities	45,078	34,240
Total Liabilities	46,861	35,438

	For Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Net revenues	21,038	92,983	101,244
Operating expenses	32,095	123,284	84,952
Net income (loss)	(11,057)	(30,301)	16,085
Net cash provided by operating activities	3,911	1,573	3,405
Net cash used in investing activities	(118)	(107)	(6,938)
Net cash provided by financing activities	-	-	-

The VIE contributed an aggregate of 1.33%, 3.58% and 2.99% of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the VIE accounted for an aggregate of 4.32% and 2.69% of the consolidated total assets, respectively. As of December 31, 2015 and 2016, the VIE accounted for an aggregate of 7.16% and 4.45% of the consolidated total liabilities, respectively.

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

The Group did not carry any assets or liabilities as of December 31, 2015 and 2016 respectively, which were measured at fair value on non-recurring basis.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of revenue for the years ended December 31, 2015 and 2016:

	For Year Ended December 31,
	2015		2016
	RMB		RMB

A		*	351,204

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB

A	77,764	193,775

The following suppliers accounted for 10% or more of purchases for the years ended December 31, 2015 and 2016:

	For Year Ended December 31,
	2015	2016
	RMB	RMB

B	257,069	629,780
C	317,576	551,459
D	245,427		*

* Not more than 10% or more.

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment and accounts receivable. As of December 31, 2015 and 2016, all of the Group’s cash and cash equivalents, restricted cash and short-term investment were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB480,572 and RMB386,375, which were denominated in RMB, as of December 31, 2015 and 2016, respectively, representing 61.0% and 42.1% of the cash and cash equivalents as of December 31, 2015 and 2016, respectively.

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

(g) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9430, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with maturity of less than three months.

(i) Restricted cash

As of December 31, 2015 and 2016, the Group’s restricted cash represents RMB 26,100 and RMB15,290 of bank deposits held as guarantee payment against letters of guarantee, RMB22,044 and RMB34,542 of bank deposits held as guarantee payment against the notes payable issued by banks to the Group’s suppliers, and RMB nil and RMB1,000 of bank deposits held as guarantee payment against transactions with a brand partner.

As of December 31, 2015 and 2016, the bank had issued RMB 29,283 and RMB59,721 of letters of guarantee to the Group’s suppliers. The terms of these letters of guarantees were within 11 to 24 months.

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

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3 years	0% - 5%
Vehicle	5 years	5%
Furniture and office equipment	5 years	5%
Machinery	10 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

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

(p) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for any of the years ended December 31, 2014, 2015 and 2016.

(q) Revenue

The Group provides an integrated suite of e-commerce services to its brand partners through two types of revenue models: direct product sales model and service fees model. Consistent with the criteria of ASC 605, Revenue Recognition , the Group recognizes revenues when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

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

Advertising and promotion costs in connection with the provision of marketing and promotion services to brand clients consisted of fees the Group paid to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB114,777, RMB208,014 and RMB 250,096 for the years ended December 31, 2014, 2015 and 2016, respectively.

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

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB1,780, RMB8,686 and RMB4,718 were included in other operating income (expenses), net for the years ended December 31, 2014, 2015 and 2016, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

According to the ADR arrangements, the Company will have the right to receive series of reimbursements after the closing of IPO over the five-year term as a return of using DB’s services. Total reimbursements are recognized evenly over the contract term as other operating income. For the year ended December 31, 2016, the Group recorded other operating income of RMB2,472.

(y) Share-based compensation

The Company grants share options to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

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

For modification of share compensation awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

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

Upon the consummation of the Company’s initial public offering in May 2015, the convertible redeemable preferred shares were converted into Class A ordinary shares. The two-class method of computing earnings per share ceased to apply on the conversion date.

In April 2015, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares (See Note 11). Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual-class share structure has no impacts to the earnings (loss) per share calculation, Basic earnings (loss) per share and diluted earnings (loss) per share are the same for each Class A ordinary share and Class B ordinary share.

(ad) Segment reporting

The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decision about allocating resources and assessing performance of the group prior to the third quarter of 2015. Following the further expansion of the retail online platform business, the Group operated and reviewed its performance in two segments: (i) the brand e-commerce segment, which provides ecommerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Therefore, the segment information has been restated for all periods presented to reflect the new segment reporting.

(ae) Adoption of New Accounting Pronouncement

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740)". This update provides accounting guidance related to income taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. The Group adopted the ASU and has already considered the impact on its consolidated financial statements and related disclosures as of December 31, 2016 and the effect is not material.

(af) Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" which amended the existing accounting standards for revenue recognition. The core principle of the new guidance is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple element arrangements. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing; ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients; and ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The Company must adopt ASU 2016-10, ASU 2016-12 and ASU 2016-20 with ASU 2014-09 (collectively, the "new revenue standards").

The new revenue standards may be applied retrospectively to each prior period presented (full retrospective method) or retrospectively with the cumulative effect recognized as of the date of initial application (the modified retrospective method). The new revenue standards become effective for the Company on January 1, 2018. The Group currently anticipates adopting the new revenue standards using the full retrospective method. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In January 2016, FASB issued ASU 2016-01, "Financial Instruments—Overall (Subtopic 825-10)" to improve the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The guidance also eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities and the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)". This update requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity's leasing arrangements. ASU 2016-02 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2018, with early application permitted. A modified retrospective approach is required. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In March, 2016, the FASB issued ASU2016-09, "Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting". This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In June 2016, the FASB issued ASU 2016-13, "Credit Losses, Measurement of Credit Losses on Financial Instruments". This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

In August 2016, FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments". This amendment provides guidance on eight targeted areas and how they are presented and classified in the statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2017, and will require adoption on a retrospective basis. The Group is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows, Restricted Cash", which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Company on January 1, 2018. The adoption of this accounting pronouncement will impact the presentation of restricted cash in the Company’s Consolidated Statements of Cash Flows. The new guidance permits early adoption. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Accounts receivable	365,452	625,997
Allowance for doubtful accounts:
Balance at beginning of the year	(408)	(670)
Additions	(650)	(510)
Write-offs	-	-
Reversal	388	-

Balance at end of the year	(670)	(1,180)

Accounts receivable, net	364,782	624,817

4. Inventories

Inventories consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Products	332,736	309,160
Packing materials and others	1,611	2,911

Inventories	334,347	312,071

Inventories write-downs are recorded in cost of products in the consolidated statements of operations, which were RMB12,497, RMB21,125 and RMB 38,759 for the years ended December 31, 2014, 2015 and 2016, respectively.

5. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Rebate (1)	72,940	69,464
Deposits (2)	5,354	6,407
Prepayment to agent for share repurchase program	5,521	-
Value-added tax (“VAT”) recoverable	12,467	11,522
Employee advances (3)	2,104	1,073
Prepaid expenses	4,131	11,648
Receivables from third-party payment processing agencies (4)	645	151
Others	8,960	8,230

Prepayment and other current assets	112,122	108,495

(1)	Rebate represents amounts payable earned and receivable from suppliers upon reaching minimum purchase thresholds for a specified period. The rebates can be used to offset future purchases with the same supplier.

(2)	Deposits represent rental deposits and deposits paid to third-party vendors.

(3)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

(4)	Receivables from third-party payment processing agencies represent cash that were received from customers but held by the processing agencies as of December 31, 2016. The receivables were collected by the Group subsequent to the year end.

6. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Electronic devices	32,729	48,432
Vehicle	2,718	3,209
Furniture and office equipment	5,983	8,576
Leasehold improvement	45,641	84,121
Machinery	-	11,325

Total	87,071	155,663

Accumulated depreciation and amortization	(27,863)	(54,771)

Property and equipment, net	59,208	100,892

Depreciation and amortization expenses were RMB8,710, RMB16,613 and RMB26,659 for the years ended December 31, 2014, 2015 and 2016, respectively.

7. Intangible assets, Net

Intangible assets, net, consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Internally developed software	33,624	49,426
Trademark	685	960

Accumulated amortization	(14,181)	(23,402)

Intangible assets, net	20,128	26,984

Amortization expenses for intangible assets were RMB4,542, RMB6,532 and RMB9,221 for the years ended December 31, 2014, 2015 and 2016, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB12,106, RMB9,012, RMB5,353, RMB86 and RMB83.

8. Investments in equity investees

(a) Investments in cost method investees

In January 2015, the Group jointly established Automoney Inc. ("Automoney") with a third-party investor and subscribed 50% of its equity interest upon its inception with a cash contribution of RMB10,562. The Group has accounted for this investment using equity method of accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. As a result, the Group is required to recognize its share of Automoney’s losses in the consolidated statements of operations. The Group recognized its share of loss in Automoney of RMB10,236 for the year ended December 31, 2015.

During the year ended December 31, 2015, the Group disposed 40% of its equity interest in Automoney and received cash consideration of RMB 10,000 resulting in the gain on disposal of investment of RMB9, 674. As of December 31, 2015, the Group held 10% of the equity interest of Automoney and accounted for it using equity method of accounting because the Group has the ability to exercise significant influence over the operating and financial policies of the investee. The carrying amount of the investments in equity method investee was nil as of December 31, 2015. In February 2016, the Group was unable to maintain a representation on the board of directors in Automoney and thus no longer has the ability to exercise significant influence over the operating and financial policies of the investee. Thereafter, the Group accounts for this investment under cost method with a cost basis of nil.

As of December 31, 2015 and 2016, investments in cost method investees accounted for under the cost method were RMB13,307 and RMB20,057, respectively. As of December 31, 2016, the Group had equity investments in five private companies that operate in the online tool development and marketplace business and provide automobile performance solution and digital marketing solution.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. No impairment was recorded for the years ended December 31, 2014, 2015 and 2016.

(b) Investments in equity method investee

In July 2016, the Group entered into a joint venture agreement to establish an e-commerce joint venture with CJ O Shopping. Baozun holds 51% shares and CJ O Shopping holds 49% shares. The management considers Baozun has the controlling financial interest over Baozun CJ, and accounted for Baozun CJ as a consolidating subsidiary upon establishment.

In December 2016, pursuant to the amended Articles of Association, significant operational matters require agreement from CJ O Shopping. As such, the Group no longer has control over Baozun CJ and therefore deconsolidated the entity, and accounted for its investment in Baozun CJ using the equity method of accounting. No gain/loss was recognized upon deconsolidation.

9. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Logistics expenses accruals	37,547	32,071
Advances from customers	18,318	22,682
Outsourced labor cost payable	4,342	10,890
Salary and welfare payable	17,686	26,353
Professional fee accruals	6,136	10,793
Marketing expenses accruals	12,507	9,449
Other tax payable	7,898	2,947
Receipt on behalf of merchants on Maikefeng marketplace (1)	42,471	20,796
Others	3,954	2,860

Accrued expenses and other current liabilities	150,859	138,841

(1) Receipt on behalf of merchants on Maikefeng marketplace represents amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace.

10. Income tax

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries domiciled in Hong Kong are subject to 16.5% Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries domiciled in the PRC are subject to 25% statutory rate.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Current tax expenses	1,912	7,793	15,348
Deferred tax	-	(13,815)	1,483

Income tax (benefits) expenses	1,912	(6,022)	16,831

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2014, 2015 and 2016 is as follows:

	For Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Statutory income tax rate	25.00%	25.00%	25.00%
Share-based compensation	(36.68)%	23.47%	8.36%
Effect on tax rates in different tax jurisdiction	(0.52)%	(15.88)%	(1.01)%
Tax incentives relating to research and development expenditure	5.62%	(17.00)%	(8.87)%
Other non-deductible expenses	(1.59)%	0.60%	0.78%
Changes in valuation allowance	4.87%	(38.63)%	(7.80)%

Effective income tax rate	(3.30)%	(22.44)%	16.46%

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2015	2016
	RMB	RMB

Deferred tax assets:
Logistics expenses accruals	9,387	1,989
Inventory write-down	3,702	5,404
Promotion expenses accruals	1,682	1,270
Outsourced labor cost	1,086	2,620
Promotion expenses paid but tax invoices not received	1,184	186
Salary and welfare payable	3,182	748
Professional fee accruals	1,147	1,307
Marketing expenses accruals	261	424
Allowance for doubtful accounts	167	295
Other accruals	583	1,034
Net operating loss carry forward	7,802	5,452

Less: valuation allowance	(16,368)	(8,397)

Deferred tax assets, net	13,815	12,332

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. In 2015 and 2016, the Group has determined that the deferred tax assets of Shanghai Baozun E-Commerce Limited and Shanghai Bodao E-Commerce Limited will be more likely than not utilized in the future and has provided no valuation allowance for the deferred tax assets of these two subsidiaries. The remaining deferred tax assets on temporary differences and net operating loss carry forward are related to certain other subsidiaries, for which the Group is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As such, it has fully provided valuation allowance for the remaining deferred tax assets as of December 31, 2016. Amounts of operating loss carry forwards were RMB24,461 for the year ended December 31, 2016, which are expected to be expired from 2018 to 2021.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2015	2016
	RMB	RMB

Balance as of January 1	26,735	16,368
Reversals	(10,367)	(7,971)

Balance as of December 31	16,368	8,397

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

Aggregate accumulated deficit of the Company's subsidiaries and VIE located in PRC was approximately RMB 85,949 at December 2015. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of December 31, 2015. As of December 31, 2016, retained earnings of Company's subsidiaries and VIE located in PRC is RMB 7,663. The Company's PRC subsidiaries' retained earnings have been and will be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

11. Ordinary Shares

Upon the incorporation of the Company in December 2013, the Founding Shareholders of the Company subscribed 29,983,883 ordinary shares of the Company at par value of US$0.0001. In August 2014, the Company repurchased 1,925,063 ordinary shares from the Founding Shareholders.

In May 2015, the Company's authorized share capital was re-designated and reclassified into 99,524,574 Class A ordinary shares and 13,300,738 Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Company’s ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. All of the Class B ordinary shares were held by the chief executive officer and chief operating officer of the Company.

Upon the initial public offering in May 2015, the Company issued 37,950,000 Class A ordinary shares.

In November 2015, the Board of Directors of approved the Company to repurchase up to US$10,000 worth of its own outstanding American depositary shares over the course of the next 12 months from November 2015. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company funded repurchases made under this program from its available cash balance. For the year ended December 31, 2016 and 2015, the Company repurchased 3,603,642 and 803,811 Class A ordinary shares from the open market, respectively.

Upon the follow-on public offering in December 2016, the Company issued 9,000,000 Class A ordinary shares.

12. Net income (loss) per share

Basic and diluted net income (loss) per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Numerator:
Net income (loss)	(59,814)	22,621	85,424
Change in redemption value of preferred shares	(79,169)	(25,332)	-
Deemed dividend from issuance of preferred share	(16,666)	-	-
Net loss attributable to noncontrolling interests	-	-	1,209
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(155,649)	(2,711)	86,633

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(5.31)	(0.03)	0.58
Diluted	(5.31)	(0.03)	0.53

Net loss per ADS attributable to ordinary shareholders of Baozun Inc.
Basic	(15.93)	(0.08)	1.74
Diluted	(15.93)	(0.08)	1.59

Shares (Denominator):
Weighted average number of ordinary shares
Basic	29,314,067	102,987,119	149,935,100
Diluted	29,314,067	102,987,119	163,926,674

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. However, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses. Upon IPO, all of the Group's convertible redeemable preferred shares have been converted to ordinary shares. The two-class method ceased to apply upon conversion.

As a result of the Group’s net loss for the years ended December 31, 2014 and 2015, Series A, B, C1, C2 and D preferred shares, share options and restricted share units outstanding in the respective periods were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

	For Year Ended December 31,
	2014	2015
	RMB	RMB

Number of Series A Shares outstanding	19,622,241	-
Number of Series B Shares outstanding	26,532,203	-
Number of Series C1 Shares outstanding	29,056,332	-
Number of Series C2 Shares outstanding	1,925,063	-
Number of Series D Shares outstanding	7,504,324	-
Share options	15,153,023	16,574,854
Restricted share unit	-	3,976,311

For the year ended December 31, 2016, the Group had 2,802,810 outstanding share options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the ordinary shares and the inclusion of these shares in the EPS calculation would have been anti-dilutive.

13. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2016:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Parent company of Alibaba, one of the Group’s ordinary shareholders

Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

(a) The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Marketing and platform service fees paid to Alibaba Group	69,072	141,412	246,136
Logistic service fees paid to Alibaba Group	1,603	2,059	-
Store operation service revenue generated from Ahead	622	7,850	3,606
Commission fee paid to Ahead	484	1,134	4,285

(b) The Group had the following balances with its related parties:

	As of December 31,
	2015	2016
	RMB	RMB

Amount due to Investors and Founding Shareholders	7,469	-
Amount due from Alibaba Group	18,702	10,392
Amount due from Ahead	18,863	28,380

In connection with the Redomiciliation, as a condition to obtain PRC approval, the Company is required to demonstrate that it has sufficient fund to legally acquire 100% of the equity interest of Shanghai Baozun from the then shareholders of Shanghai Baozun which is determined to be approximately RMB69,000 by the PRC government. In order to facilitate such approval process, the Founding Shareholders and the Investors advanced RMB20,963 and RMB47,978, respectively to the Company. As of December 31, 2015, the Company returned RMB61,472 to its Founding Shareholders and Investors after the Redomiciliation process was completed. The remaining RMB7,469 was considered as additional capital contribution as it is no longer needed to be paid in 2016.

Amount due from Alibaba Group consisted of receivables of RMB18,702 and RMB10,392 to be collected from Alibaba Group for promotion services provided by the Group and deposits paid as of December 31, 2015 and 2016, respectively.

Amount due from Ahead consisted of receivables from Ahead for services provided by the Group and the amounts collected by Ahead on behalf of the Group. The receivables from Ahead for services provided by the Group as of December 31, 2015 and 2016 were RMB 2,912 and RMB436, respectively. The Group entered into agency agreements with Ahead, under which Ahead is designated by the Group to collect payment for its service to certain brand partners. In connection with the agency agreements, amounts to be collected by Ahead on behalf of the Group as of December 31, 2015 and 2016 were RMB 15,951 and RMB27,944, respectively.

14. Commitments

Operating Leases Agreements

The Group leases office space, service center and warehouses under non-cancellable operating lease agreements that expire at various dates through December 2026. During the three years ended December 31, 2014, 2015 and 2016, the Group incurred rental expenses amounting to RMB15,947, RMB36,706 and RMB71,127, respectively.

As of December 31, 2016, minimum lease payments under all non-cancellable leases were as follows:

Year ended December 31, 2016
RMB

2017	68,980
2018	56,037
2019	53,183
2020	49,317
2021 and after	111,973

Total lease commitment	339,490

Capital commitment

Total capital commitments relating to purchase of certain land use right, buildings and equipment, and approved by the board but not yet reflected in the consolidated financial statements, amounted to RMB244,000 as of December 31, 2016. All of these capital commitments will be fulfilled in the following years.

Credit facilities

As of December 31, 2016, the Group had one-year credit facilities for an aggregate amount of RMB 353,429 from three Chinese commercial banks. The Group had RMB 228,400 available under these credit facilities as of December 31, 2016.

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

On May 5, 2015, the Board of Directors of the Company approved 2015 Share Incentive Plan (“2015 Plan”). The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan is 4,400,000 initially. If on December 31, 2015, the unissued shares reserved under the 2015 Plan account for less than 2% of the total issued and outstanding shares on an as-converted basis, then on January 1, 2016, the number of shares reserved for future issuances under the 2015 Plan shall be increased to 2% of the total issued and outstanding shares. Pursuant to the amendment dated in July 2016 to the 2015 plan, if on December 31 of each year beginning in 2016, the unissued Shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding Shares. On December 31, 2016, as the unissued Shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2017, the number of shares reserved for future issuances under the 2015 Plan was automatically increased to 1.5% of the then total issued and outstanding Shares. The shares that may be issued pursuant to the awards under the 2015 Plan are Class A ordinary shares. The term of the option under 2015 Plan shall not exceed ten years from the date of grant.

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

On March 3, 2016, the exercise price of 2,098,111 outstanding options, previously granted from February 6, 2015 to August 14, 2015, held by 38 employees were reduced from US$2.87 and US$1.5 to US$1.5 and US$0.0001 respectively, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, and measured based on the share price and other pertinent factors at the modification date. The total incremental cost associated with the modification was RMB3,432, of which RMB956 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of RMB2,476 will be recognized over a weighted-average period of 2.89 years.

No more share option was granted during the year ended December 31, 2016.

Share options

The Group has used the binomial model to estimate the fair value of the options granted under the 2014 and 2015 Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions:

	For Year Ended December 31,
	2014	2015
	RMB	RMB

Risk-free interest rate	2.99%	2.61%~ 2.833%
Contract life	10 years	10 years
Expected volatility range	50.48%	48.78%~ 48.96%
Expected dividend yield	0.00%	0.00%
Fair value of the underlying shares on the date of option grants (RMB)	13.32	16.23~22.63

The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future.

A summary of option activity under the 2014 Plan and 2015 Plan during the years ended December 31, 2014, 2015 and 2016 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB

Outstanding, as of January 1, 2014	7,515,838	0.1	8.10	-
Granted	8,892,833
Forfeited	(1,255,648)

Outstanding, as of December 31, 2014	15,153,023	0.1	8.60	-
Granted	4,472,745
Forfeited	(1,311,296)
Expired	(113,421)
Exercised	(1,626,197)

Outstanding, as of December 31, 2015	16,574,854	3.5	8.02	-

Granted	-
Forfeited	(1,118,589)
Expired	(59,813)
Exercised	(2,544,255)

Outstanding, as of December 31, 2016	12,852,197	2.2	7.2	-

Expected to vest as of December 31, 2016	3,016,724	6.2	7.8	-
Exercisable as of December 31, 2016	9,188,518	0.6	6.9	250,979

The weighted-average grant-date fair value of the options granted in 2014 and 2015 were RMB13.32 and RMB 13.43 per share.

The total intrinsic value of options exercised during the year ended December 31, 2016 was RMB50,199.

As of December 31, 2016, there was RMB37,865 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 1.9 years.

Restricted share units

Under the 2015 Plan, the Group granted 3,976,311 and 3,663,574 restricted share units to certain employees and senior management in 2015 and 2016 and vest over years. A summary of the restricted share units activities under the 2015 Plan during the year ended December 31, 2016 is presented below:

	Number of restricted share units	Weighted-Average Grant-Date Fair Value
		RMB

Outstanding, as of January 1, 2016	3,976,311	17.28
Granted	3,663,574	18.32
Forfeited	(793,355)

Outstanding, as of December 31, 2016	6,846,530	17.83

The Group recorded compensation expense of RMB84,963, RMB25,195 and RMB 34,185 for both share options and restricted share units for the years ended December 31, 2014, 2015 and 2016, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Fulfillment	460	1,440	1,755
Sales and marketing	5,469	9,793	13,370
Technology and content	26,311	5,047	7,875
General and administrative	52,723	8,915	11,185

	84,963	25,195	34,185

16. Convertible Redeemable Preferred Shares

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

The following is the roll forward of the carrying amounts of Series A, Series B, Series C1, Series C2 and Series D shares for the three years ended December 31, 2014, 2015 and 2016:

	Series A	Series B	Series C1	Series C2	Series D
	RMB	RMB	RMB	RMB	RMB

January 1, 2014	49,710	180,182	308,848	-	-
Issuance of Series C2 Shares	-	-	-	20,964	-
Deemed dividend from issuance of Series C2 Shares				16,666
Issuance of Series D Shares	-	-	-	-	145,746
Change in redemption value	6,214	21,943	46,328	-	4,684

December 31, 2014	55,924	202,125	355,176	37,630	150,430

Change in redemption value	1,648	5,957	12,453	-	5,274
Conversion of Series A Preferred Shares to Class A ordinary shares	(57,572)	-	-	-	-
Conversion of Series B Preferred Shares to Class A ordinary shares	-	(208,082)	-	-	-
Conversion of Series C-1 Preferred Shares to Class A ordinary shares	-	-	(367,629)	-	-
Conversion of Series C-2 Preferred Shares to Class A ordinary shares	-	-	-	(37,630)	-
Conversion of Series D Preferred Shares to Class A ordinary shares	-	-	-	-	(155,704)

December 31, 2015	-	-	-	-	-
December 31, 2016	-	-	-	-	-

17. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB20,339, RMB35,947 and RMB60,134 for the years ended December 31, 2014, 2015 and 2016, respectively, for such benefits.

18. Segment Information

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

	For Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Net Revenue
Brand e-commerce	1,555,404	2,528,969	3,365,572
Maikefeng	29,016	69,474	24,703

Total consolidated net revenue	1,584,420	2,598,443	3,390,275

Operating (loss) income
Brand e-commerce	(39,762)	63,734	143,815
Maikefeng	(17,094)	(55,283)	(53,749)

Total Operating (loss) income	(56,856)	8,451	90,066
Other income	(1,046)	18,384	12,189
Income before income tax and share of loss in equity method investment	(57,902)	26,835	102,255

The Group mainly operates in the PRC and most of the Group’s long-lived assets are located in the PRC. Most of the Group’s revenues are derived from the PRC. Depreciation expense, including amortization of capitalized internal-use software costs and other corporate property and equipment depreciation expense, share-based compensation expenses, and inventory write down are allocated to all segments based on usage. The depreciation expense and share-based compensation expenses were mainly from the segment of brand e-commerce for the years ended December 31, 2014, 2015 and 2016. The inventory write down was mainly from the segment of Brand e-commerce for the years ended December 31, 2014 and 2015. In 2016, the inventory write down was 71% from Maikefeng and 29% from Brand e-commerce.

19. Restricted Net Assets

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

The appropriation to these reserves by the Group's PRC entities were RMB638, RMB1,610 and RMB4,121 for the years ended December 31, 2014, 2015 and 2016. The accumulated reserves as of December 31, 2014, 2015 and 2016 were RMB638, RMB2,248 and RMB6,369 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2016, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB 427,416.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENT SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2015	2016
	RMB	RMB	US$ Note 3

ASSETS
Current assets:
Cash and cash equivalents	254,213	460,670	66,350
Prepayments and other current assets	7,180	2,526	364
Amounts due from subsidiaries and VIE	764,883	779,762	112,309
Total current assets	1,026,276	1,242,958	179,023

Investments in subsidiaries and VIE	218,147	325,144	46,830
Investments in cost method investees other than subsidiaries and VIE	6,682	6,682	962
TOTAL ASSETS	1,251,105	1,574,784	226,815
LIABILITIES
Current liabilities:
Other current liabilities	9,165	2,772	399
Amounts due to related parties	7,469	-	-
Total current liabilities	16,634	2,772	399
TOTAL LIABILITIES	16,634	2,772	399

SHAREHOLDERS' EQUITY(DEFICIT)
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 138,170,631 and 146,111,244 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	85	92	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2015 and December 31, 2016, respectively)	8	8	1
Additional paid-in capital	1,535,665	1,761,430	253,699
Accumulated deficits	(320,499)	(233,866)	(33,684)
Accumulated other comprehensive income	19,212	44,348	6,387

Total shareholders' equity	1,234,471	1,572,012	226,416
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIT)	1,251,105	1,574,784	226,815

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENT SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ Note 3

Operating expenses:
General and administrative	(66)	(3,126)	(6,129)	(883)
Other operating income	-	1,399	2,446	352
Total operating expenses	(66)	(1,727)	(3,683)	(531)
Loss from operations	(66)	(1,727)	(3,683)	(531)
Interest income	-	1,175	3,358	484
Exchange gain (loss)	(2,414)	(471)	7	1
Equity in income (loss) of subsidiaries and VIE	(57,334)	23,644	86,951	12,523
Net income (loss)	(59,814)	22,621	86,633	12,477

Deemed dividend from issuance of convertible redeemable preferred shares	(16,666)	-	-	-
Change in redemption value of convertible redeemable preferred shares	(79,169)	(25,332)	-	-
Net income (loss) attributable to ordinary shareholders:	(155,649)	(2,711)	86,633	12,477

Net income (loss)	(59,814)	22,621	86,633	12,477

Foreign currency translation adjustment	1,249	18,008	25,136	3,620
Comprehensive income (loss)	(58,565)	40,629	111,769	16,097

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENT SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ Note 3

Cash flows from operating activities:
Net income (loss)	(59,814)	22,621	86,633	12,477
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Exchange (gain) loss	2,414	471	(7)	(1)
Equity in (income) loss of subsidiaries and VIE	57,334	(23,644)	(86,951)	(12,523)
Changes in other current liabilities	38	9,127	(6,394)	(921)
Net cash provided by (used in) operating activities	(28)	8,575	(6,719)	(968)

Cash flows from investing activities:
Advances to subsidiaries and VIE	(5,932)	(229,031)	(14,879)	(2,143)
Investment in cost method investees	-	(6,682)	-	-
Investments in subsidiaries	-	(366,234)	14,139	2,037
Net cash used in investing activities	(5,932)	(601,947)	(740)	(106)

Cash flows from financing activities:
Proceeds from amounts due to related parties	68,941	-	-	-
Repayment of amounts due to related parties	(61,472)	-	-	-
Proceeds from shareholders’ payment for ordinary shares	17	-	-	-
Proceeds from issuance of Series D convertible redeemable preferred shares, net	145,746	-	-	-
Proceeds from issuance of ordinary shares upon public offering	-	784,350	253,678	36,537
Proceeds from exercises of stock options	-	11	3,943	568
Payment for ordinary shares repurchase	-	(13,958)	(45,321)	(6,528)
Advances for ordinary shares repurchase	-	(5,521)	-	-
Payment for public offering costs	(823)	(77,289)	(15,644)	(2,253)
Net cash provided by financing activities	152,409	687,593	196,656	28,324

Net increase in cash and cash equivalents	146,449	94,221	189,197	27,250
Cash and cash equivalents, beginning of year	-	144,814	254,213	36,614
Effect of exchange rate changes on cash and cash equivalents	(1,635)	15,178	17,260	2,486
Cash and cash equivalents, end of year	144,814	254,213	460,670	66,350

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

2)        The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures . Such investments are presented on the Condensed Balance Sheets as “Investments in subsidiaries and VIE” and the subsidiaries and VIE’ profit or loss as “Equity in income (loss) of subsidiaries and VIE” on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3)        Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9430, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2016. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

4)        As of December 31, 2015 and 2016, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

