Form 20-F
period 2017-12-31
Baozun Inc.
filed 2018-04-11
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

form 20-f

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, there were 166,125,397 ordinary shares outstanding, par value $0.0001 per share, being the sum of 152,824,659 Class A ordinary shares and 13,300,738 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐Item 17 ☐ Item 18

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

☐ Yes ☐ No

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;

•	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity;

•	“brand e-commerce” are to B2C e-commerce conducted through official brand stores or official marketplace stores;

•	“brand partners” are to companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Distribution GMV” are to the GMV under the distribution business model;

•	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;

•	“Non-distribution GMV” are to the GMV under the service fee business model and the consignment business model;

•	“O2O” are to online-to-offline and offline-to-online commerce;

•	“official brand stores” are to brands’ official online stores;

•	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“transaction value” are to the value of all purchases made through stores operated by a brand e-commerce service partner, as such term is used by Shanghai iResearch Co., Ltd, China, or iResearch; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made at a rate of RMB6.5063 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. As of April 6, 2018, the exchange rate for one U.S. dollar was RMB6.3045. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all. See also “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information”.

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

The selected consolidated financial data presented below as of and for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data for the three years ended December 31, 2015, 2016 and 2017 and selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data for the years ended December 31, 2013 and 2014, and selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations Data	For the year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	1,274,746	1,187,162	1,940,649	2,176,447	2,257,632	346,992
Services	247,090	397,258	657,794	1,213,828	1,891,176	290,668
Total net revenues	1,521,836	1,584,420	2,598,443	3,390,275	4,148,808	637,660
Operating expenses(1)
Cost of products	(1,245,832)	(1,086,133)	(1,735,820)	(1,921,856)	(1,917,467)	(294,709)
Fulfillment	(116,432)	(168,130)	(325,159)	(540,857)	(818,173)	(125,751)
Sales and marketing(2)	(146,202)	(226,952)	(403,519)	(658,819)	(910,843)	(139,994)
Technology and content	(16,120)	(63,607)	(59,946)	(95,638)	(140,689)	(21,624)
General and administrative	(38,160)	(96,911)	(73,678)	(88,274)	(116,554)	(17,914)
Other operating income (expenses), net	(75)	457	8,130	5,235	11,250	1,729
Total operating expenses	(1,562,821)	(1,641,276)	(2,589,992)	(3,300,209)	(3,892,476)	(598,263)
Income (loss) from operations	(40,985)	(56,856)	8,451	90,066	256,332	39,397
Other income (expenses)
Interest income	4,574	3,156	8,834	11,869	13,350	2,052
Interest expense	(677)	(1,552)	—	—	(4,252)	(654)
Gain on disposal of investments	—	—	9,674	—	5,464	840
Impairment loss of investments	—	—	—	—	(6,227)	(957)
Exchange gain (loss)	(376)	(2,650)	(124)	320	(21)	(3)
Income (loss) before income tax and share of loss in equity method investment	(37,464)	(57,902)	26,835	102,255	264,646	40,675
Income tax benefit (expense)(3)	(307)	(1,912)	6,022	(16,831)	(54,251)	(8,338)
Share of loss in equity method investment	—	—	(10,236)	—	(1,265)	(194)
Net income (loss)	(37,771)	(59,814)	22,621	85,424	209,130	32,143
Deemed dividend from issuance of convertible redeemable preferred shares	—	(16,666)	—	—	—	—

Selected Consolidated Statements of Operations Data	For the year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Change in redemption value of convertible redeemable preferred shares	(61,435)	(79,169)	(25,332)	—	—	—
Net income (loss) attributable to noncontrolling interests	—	—	—	1,209	(264)	(41)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(99,206)	(155,649)	(2,711)	86,633	208,866	32,102
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(3.31)	(5.31)	(0.03)	0.58	1.29	0.20

Selected Consolidated Statements of Operations Data	For the year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Diluted	(3.31)	(5.31)	(0.03)	0.53	1.19	0.18
Net income (loss) per ADS(4)
Basic	(9.93)	(15.93)	(0.08)	1.74	3.87	0.59
Diluted	(9.93)	(15.93)	(0.08)	1.59	3.56	0.55
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,983,883	29,314,067	102,987,119	149,935,100	162,113,815	162,113,815
Diluted	29,983,883	29,314,067	102,987,119	163,926,674	176,115,049	176,115,049
Non-GAAP Financial Measures(5):
Non-GAAP income (loss) from operations	(29,479)	28,107	33,646	124,251	315,345	48,467
Non-GAAP net income (loss)	(26,265)	25,149	47,816	119,609	267,947	41,183
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	(87,700)	(70,686)	22,484	120,818	267,395	41,098
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(8.76)	(7.23)	0.65	2.42	4.95	0.76
Diluted	(8.76)	(7.23)	0.59	2.21	4.55	0.70

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	(584)	(460)	(1,440)	(1,755)	(2,904)	(446)
Sales and marketing	(5,822)	(5,469)	(9,793)	(13,370)	(20,363)	(3,130)
Technology and content	(1,608)	(26,311)	(5,047)	(7,875)	(13,822)	(2,125)
General and administrative	(3,492)	(52,723)	(8,915)	(11,185)	(21,142)	(3,249)
	(11,506)	(84,963)	(25,195)	(34,185)	(58,231)	(8,950)

(2)	Including amortization of intangible assets resulting from business acquisition, which amounted to RMB nil for the years ended December 31, 2013, 2014, 2015, and 2016 and RMB0.8 million for the year ended December 31, 2017.

(3)	Including income tax benefits of RMB nil for the years ended December 31, 2013, 2014, 2015, 2016 and RMB0.2 million for the year ended December 31, 2017, related to the reversal of deferred tax liabilities, which was recognized on business acquisition.

(4)	Each ADS represents three Class A ordinary shares.

(5)	See “—Non-GAAP Financial Measures”.

Selected Consolidated Balance Sheet Data	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Information
Cash and cash equivalents	154,156	206,391	787,257	917,319	244,809	37,626
Restricted cash	36,000	37,900	48,144	50,832	48,848	7,508
Accounts receivable, net	106,468	229,502	364,782	624,817	1,082,735	166,414
Inventories	133,347	242,978	334,347	312,071	384,672	59,123
Total assets	531,447	872,514	1,889,173	2,368,265	2,976,035	457,410

Accounts payable	173,810	300,007	457,493	526,461	583,532	89,688
Short-term borrowings	—	—	—	—	172,000	26,436
Total liabilities	225,082	393,458	654,702	796,253	1,149,598	176,691
Series A convertible redeemable preferred shares	49,710	55,924	—	—	—	—
Series B convertible redeemable preferred shares	180,182	202,125	—	—	—	—

Selected Consolidated Balance Sheet Data	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Series C-1 convertible redeemable preferred shares	308,848	355,176	—	—	—	—
Series C-2 convertible redeemable preferred shares	—	37,630	—	—	—	—
Series D convertible redeemable preferred shares	—	150,430	—	—	—	—
Baozun Inc. Shareholder’s equity/(deficit)	(232,375)	(322,229)	1,234,471	1,572,012	1,809,023	278,043
Total liabilities, convertible redeemable preferred shares and shareholders’ equity/(deficit)	531,447	872,514	1,889,173	2,368,265	2,976,035	457,410

The following table sets forth the following operating data for each period indicated:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
Number of brand partners as of the period end(1)	71	93	113	133	152
Number of GMV brand partners as of the period end(2)	61	78	95	122	146
Total GMV(3) (RMB in millions)	2,620.8	4,248.9	6,735.3	11,264.8	19,112.2
Distribution GMV(4)	1,491.2	1,371.5	2,262.7	2,534.1	2,620.2
Non-distribution GMV(5)	1,129.6	2,877.4	4,472.6	8,730.7	16,492.0
Average GMV per GMV brand partner(6) (RMB in millions)	46	61	75	102	142

(1)	Brand partners are defined as companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so.

(2)	GMV brand partners are defined as brand partners that contributed to our GMV during the respective periods.

(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

(4)	Distribution GMV refers to the GMV under the distribution business model.

(5)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

(6)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. We also believe that the use of the non-GAAP measures facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in our business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, net income/(loss), net income (loss) attributable to ordinary shareholders of Baozun Inc., net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures in 2013, 2014, 2015, 2016 and 2017 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$

Income (loss) from operations	(40,985)	(56,856)	8,451	90,066	256,332	39,397
Add: Share-based compensation expenses	11,506	84,963	25,195	34,185	58,231	8,950
Amortization of intangible assets resulting from business acquisition	—	—	—	—	782	120
Non-GAAP income (loss) from operations	(29,479)	28,107	33,646	124,251	315,345	48,467

Net income (loss)	(37,771)	(59,814)	22,621	85,424	209,130	32,143
Add: Share-based compensation expenses	11,506	84,963	25,195	34,185	58,231	8,950
Amortization of intangible assets resulting from business acquisition	—	—	—	—	782	120
Less: Tax effect of amortization of intangible assets resulting from business acquisition	—	—	—	—	(196)	(30)
Non-GAAP net income (loss)	(26,265)	25,149	47,816	119,609	267,947	41,183

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(99,206)	(155,649)	(2,711)	86,633	208,866	32,102
Add: Share-based compensation expenses	11,506	84,963	25,195	34,185	58,231	8,950
Amortization of intangible assets resulting from business acquisition	—	—	—	—	398	61
Less: Tax effect of amortization of intangible assets resulting from business acquisition	—	—	—	—	(100)	(15)
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	(87,700)	(70,686)	22,484	120,818	267,395	41,098

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(8.76)	(7.23)	0.65	2.42	4.95	0.76
Diluted	(8.76)	(7.23)	0.59	2.21	4.55	0.70

Weighted average shares used in calculating net income (loss)
Basic	29,983,883	29,314,067	102,987,119	149,935,100	162,113,815	162,113,815
Diluted	29,983,883	29,314,067	102,987,119	163,926,674	176,115,049	176,115,049

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 6, 2018, the noon buying rate was RMB6.3045 to US$1.00.

The following table sets forth, for the periods indicated, information concerning exchange rates between the RMB and the U.S. dollar based on the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board.

Period	Period End	Average(1)	High	Low
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4473	6.9575
October 2017	6.6328	6.6254	6.5712	6.6533
November 2017	6.6090	6.6200	6.5967	6.6385
December 2017	6.5063	6.5932	6.5063	6.6210
2018
January 2018	6.2841	6.4233	6.2841	6.5263
February 2018	6.3280	6.3183	6.2649	6.3471
March 2018	6.2726	6.3174	6.2685	6.3565
April 2018 (through April 6, 2018)	6.3045	6.2960	6.2785	6.3045

(1)	Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2017, net revenues related to our top three brand partners comprised approximately 22.1%, 12.8% and 12.5% of our total net revenues, respectively. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2017) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if such a brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. Net revenues related to our top 10 brand partners in the aggregate comprised approximately 68.6% of our total net revenues in 2017. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our existing brand partners do not allow us to sell products of, or provide similar services to, their competitors, which has restricted and may continue to restrict the development and expansion of our business. Further, with the expansion in our business, we may be subject to similar non-compete restrictions requested from existing and future brand partners. Compliance with such restrictions will limit our ability to expand our business. If we are found by these brand partners to be in violation of the non-compete restrictions, we may be subject to breach liabilities, as a result of which our financial condition and results of operations may be materially and adversely affected.

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

We have experienced rapid growth in recent years, and failure to adequately manage our expansion could impair our ability to deliver high-quality solutions to our brand partners, and to maintain profitability.

Expansion has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with our brand partners, suppliers, third-party merchants and other service providers. All of these endeavors involve risks and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects. Further, to continue to achieve profitability, we will need to increase our revenue sufficiently to offset these higher expenses or increase sales of the products and services that have higher profitability or significantly reduce our expense level and if we are forced to reduce our expenses, our growth strategy could be compromised. If we are not able to maintain profitability, the value of our company and our ADSs could decline significantly.

In addition, our growth and profitability are affected by our revenue mix, which may vary over time because we work with our brand partners under different combinations of business models to achieve their objectives. Accordingly, our historical performance may not be indicative of future operating results.

We make investments in business initiatives that may not be successful. Any unsuccessful business initiatives could materially and adversely affect our business, financial condition and results of operations.

Our prospects for growth depend on our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies and on our ability to effectively commercialize such innovations. Investments in new solutions and services are speculative. For example, in 2014, we launched our online retail platform, Maikefeng, which offers authentic and high-quality products at discounted prices through our Maikefeng mobile application. In addition, to expand the scale of our technological services, we established an innovation center in June 2017 which focuses on enhancing our IT capabilities and helps us shape the market by developing and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce and the implementation of artificial intelligence in brand ecommerce over time, in order to serve a wider variety of brands with a broader array of services. The return on our investments in new initiatives may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected. For example, we recorded operating loss of RMB17.1 million, RMB55.3 million and RMB53.7 million from our then-existing Maikefeng segment in 2014, 2015 and 2016, and we scaled down the operation of our Maikefeng marketplace in 2017.

Our expansion into new product categories may expose us to new challenges and more risks.

We currently serve brand partners in the apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance, automobile, and mother and baby categories. In the future, we may provide services to brand partners in new product categories in which we have limited experience and operating history. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

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

Under the distribution model, we generally grant a credit period of no more than two weeks to the customers of our products. Under the service fee model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2015, 2016 and 2017, our accounts receivables amounted to RMB364.8 million, RMB624.8 million and RMB1,082.7 million (US$166.4 million), respectively. Our accounts receivables turnover days were 42 days, 53 days and 75 days in 2015, 2016 and 2017. The increases in the amount of our accounts receivables and the accounts receivables turnover days were due to the increase in our revenues generated from services. Our inventories was RMB334.3 million, RMB312.1 million and RMB384.7 million (US$59.1million) as of December 31, 2015, 2016 and 2017, respectively.

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

In September 2016, we signed a warehousing service cooperation agreement with Zhejiang Cainiao Supply Chain Management Co., Ltd., a wholly-owned subsidiary of Cainiao Network Technology Co., Ltd., or Cainiao, a logistics data platform operator, which has been a consolidated subsidiary of Alibaba Group Holding Limited since mid-October 2017, or Alibaba Group, which allowed us to provide warehousing services to a wider variety of merchants through Cainiao’s logistics data platform. Operations of our warehouse and cooperation with Cainiao and any third-party seller are subject to challenges that could adversely affect our business. To guarantee our performance under the cooperation agreement with Cainiao, we are required to make a performance deposit with Cainiao and Cainiao may deduct from our deposit under certain circumstances if we fail to meet their standards. In addition, failure by us to comply with the terms of the cooperation agreement or any suspension or termination of our cooperation agreement with Cainiao could harm our reputation, reduce the utilization of our warehousing services, prevent us from enjoying the benefits provided by Cainiao’s logistics data platform, and thus materially and adversely affect our business operations and financial condition.

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

We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services our business and reputation may be materially and adversely affected.

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

If counterfeit products are sold in the stores we operate or the platform we operated, our reputation and financial results could be materially and adversely affected.

We represent reputable brands, and we source goods from our brand partners directly or through third party procurement agents authorized by our brand partners. However, their measures of safeguarding against counterfeit products sold through e-commerce may not be adequate. Although we have indemnity clauses in most of our contracts with our brand partners, sales could decline and we may suffer reputational harm. We may be subject to sanctions under applicable laws and regulations if we are deemed to have participated or assisted in infringement activities associated with counterfeit goods, which may include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to consumers. If consumers are injured by counterfeit products sold through the stores we operate or the platform we operated, we may be subject to lawsuits, severe administrative penalties and criminal liability. We believe our reputation is extremely important to our success and our competitive position. The discovery of counterfeit products sold through the stores we operate or the platform we operated may severally damage our reputation among brand partners, and they may refrain from using our services in the future, which would materially and adversely affect our business operations and financial results.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR, formerly known as the State Administration for Industry and Commerce, or the SAIC, and the State Drug Administration, formerly known as the State Food and Drug Administration. These government authorities promulgate and enforce regulations that cover many aspects of operation of online retailing and distribution of products such as food and medical devices, including entry into these industries, scope of permitted business activities, licenses and permits requisite for business operation, and restriction on foreign investments. We are required to hold a number of licenses and permits in connection with our business operation. For example, we were historically required to obtain a food distribution permit to operate the food distribution business under the Administrative Measures on Food Distribution Permits, or the Food Distribution Measures, issued by the SAIC in July 2009. With the Administrative Measures for the Permit of Food Business released in August 2015 and amended in November 2017 by China Food and Drug Administration, the predecessor of the State Drug Administration, in August 2015 and the abolishment of the Food Distribution Measures in November 2015, the food distribution permit would be gradually replaced by the food business permit commencing from October 2015, and we are required to apply for food business permits upon the expiration of the food distribution permits currently held by us. In addition, historically we were required to obtain the approval for the establishment of a foreign-invested enterprise, or an FIE, engaging in the sales of goods over the internet under the Administrative Measures on Foreign Investment in the Commercial Sector, or the Commercial Sector Measures, issued by the MOFCOM in 2004 and amended in 2015. With the abolishment of the Commercial Sector Measures in November 2016, the establishment of a foreign-invested commercial enterprise specializing in online sales may be subject to filing with the competent counterpart of the MOFCOM. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order for them to sell products themselves or through our e-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will not be required to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits or to obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 29, 2015, which came into effect on March 1, 2016 and specifies that information services provided through mobile networks are recognized as internet information services, and service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining an ICP license covering internet information services rendered through mobile network. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a value-added telecommunication license covering online data processing and transaction processing services. With the expansion of our business in the future, our PRC subsidiaries and variable interest entity, or VIE, may therefore be required to obtain such ICP license or expand the current scope of our ICP license held through our VIE to cover internet information services rendered through mobile network or to cover other scopes such as online data processing and transaction processing service that may be required by the government authorities from time to time.

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

We leased 16 premises in Mainland China, Hong Kong and Taiwan for our offices, customer service center and warehouses as of December 31, 2017. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. In addition, we may acquire certain land use right and titles in the relevant buildings for business operation purposes from time to time. For example, we have acquired the land use right and title to the buildings located in Suzhou, China. See “Item 4. Information on the Company—D. Property, Plants and Equipment.” Our intended use of the land and buildings we acquired may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us or, prior to its closure in 2017, our Maikefeng marketplace were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. We have historically encountered some call back of the products sold to consumers through our online store due to defective products, which has caused adverse effect on our operations. Any future product liability claim or large scale of call back due to defective products discovered, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business and financial condition.

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

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2017, we employed a total of 499 logistics personnel. We may hire additional employees in connection with the strengthening of our fulfillment capabilities. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. As of December 31, 2017, approximately 7.43% of our work force was dispatched by third-party labor service agents. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, issued in January 2014 and became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. Though our current number of the dispatched contract workers does not exceed the statutory limit, we cannot assure you that our labor dispatch arrangement will always comply with relevant labor regulations in the future. In addition, under the Labor Contract Law amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost.

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$768) to RMB10,000 (US$1,537) per dispatched worker.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may result in additional expenses to us and subject us to negative publicity which could harm our reputation with users and negatively affect the trading price of our ADSs. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the National People’s Congress Standing Committee, the MIIT and the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. For example, the National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which became effective on June 1, 2017, and strengthens the administration on cyber security. See “ — Substantial uncertainties exist with respect to the newly enacted Cybersecurity Law as well as any impact it may have on our business operations.” We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

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

On November 7, 2016, China enacted its Cybersecurity Law, which took effect on June 1, 2017, to establish more stringent requirements for network operators. Among others, network operators in the PRC are required to take necessary actions to prevent security attacks and data loss, including data classification and backup and encryption. Furthermore, the Cybersecurity Law systematically specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request for such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

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

Finally, we procure equipment or software for storage, encryption and decryption from time to time. It remains unclear whether such equipment or software will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of criteria or standards in the Cybersecurity Law. As such, we cannot assure that the equipment and software we have procured or may procure in the future comply with the requirements, and we may incur additional costs to comply with the requirements. For the summary of Cybersecurity Law and other related regulations, please see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Relating to Cybersecurity.”

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

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ADSs, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, the National Development and Reform Commission of China, or the NDRC, has issued a number of rules requiring filing with the NDRC of foreign debt issuance since September 2015. In May 2016, the NDRC also specifically required offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises, and although not explicitly required by statute, individual PRC residents, to complete filings with the NDRC before pricing and closing of any offshore debt issuance. We may be considered as an offshore incorporated company indirectly controlled by individual PRC residents and thus our issuance of foreign debt issuance may be subject to this filing requirement. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

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

We place our cash and cash equivalents with authorized financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the State Council promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$76,849). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, and the “Brexit” referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product growth was 6.9% in 2017. There have been concerns over unrest in the Middle East and Africa. There have also been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects, as well as current and future tariffs and other trade barriers, such as those recently announced by the Chinese government on goods imported from the U.S. to China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce accurate financial statements on a timely basis or prevent fraud could be impaired.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting was effective as of December 31, 2017. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. We do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our PRC consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder and a shareholder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. We did not record any revenues from Shanghai Zunyi in 2013, and revenues from Shanghai Zunyi contributed to 1.3%, 3.6%, 3.0% and 6.1% of our total net revenues in 2014, 2015, 2016 and 2017, respectively.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. It was reported in early November 2017 that after considering the public comments, a draft was produced for further review. The State Council’s 2018 Legislation Plan published in March 2018 also mentioned that the draft Foreign Investment Law will be submitted to the National People’s Congress Standing Committee for review in 2018. However, the revised draft Foreign Investment Law has not been made available to the public, and there are still substantial uncertainties with respect to the enactment timetable and the final content of the Foreign Investment Law. Among other things, the draft Foreign Investment Law which is available to public expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft.

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

Although a substantial majority of our revenue has historically been generated by our PRC subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Zunyi and its shareholders to operate our Maikefeng marketplace prior to its closure in 2017, to provide brand e-commerce service to our brand partners, and to hold our ICP license to enable us to develop online marketplaces. Such contractual arrangements include: (i) an exclusive technology service agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; (ii) an exclusive call option agreement which will remain in effect until all the equity interests and assets that are the subject of such option agreement are transferred to Shanghai Baozun or its designated entities or individuals; (iii) a proxy agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; and (iv) equity interest pledge agreements which will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

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

Our VIE provides brand e-commerce service to our brand partners, holds the ICP license and used to operate our Maikefeng marketplace prior to is closure in 2017. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct the businesses may be negatively affected. Considering that the substantial majority of our revenues are currently generated from our subsidiaries instead of our VIE, we do not believe that any failure by us to exert effective control over our VIE would have an immediate material adverse effect on our overall business operations, financial condition or results of operations. However, the business operation of Shanghai Zunyi, our VIE, may grow in the future, and if we fail to maintain effective control over our VIE, we may not be able to continue to consolidate our VIE’s financial results with our financial results, and such failure could in the future materially and adversely affect our business, financial condition, results of operations and prospects.

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

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to grow through acquisitions.

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

The new regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. In March 2018, the SAMR was formed as a new governmental agency to take over, among others, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the SAIC, respectively. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million (US$61 million) in the year prior to any proposed joint venture formation or acquisition would be subject to SAMR merger control review. As a result of our size, many of the transactions we have taken or may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from SAMR may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, in the past practice, MOFCOM has not accepted merger control filings for any transaction involving parties that adopt a variable interest entity structure.

Furthermore, outbound direct investments conducted by PRC enterprises are subject to approval, filing or reporting requirements under relevant NDRC, MOFCOM and SAFE rules. We have not completed the requisite procedures for our investment in a company located in the United States, and hence may be ordered to cease such outbound investment and subject to relevant legal and administrative liabilities. In addition, the NDRC issued the new Regulations on Enterprise Outbound Investment in December 2017 which came into effect on March 1, 2018. Under these new regulations, if an overseas entity controlled by PRC enterprises or individuals conducts an outbound investment with an investment amount of US$300 million or above in one of the non-sensitive areas, it shall report the relevant information to the NDRC before the closing of such investment. For any outbound investment by an overseas entity controlled by PRC enterprises or individuals in one of the sensitive areas listed in the Outbound Investment Sensitive Industry Catalogue (2018 Version) which was promulgated by the NDRC in January 2018 and came into effect on March 1, 2018, or the Outbound Investment Sensitive Industry Catalogue (2018), such investment shall be subject to the NDRC approval requirement. We may be deemed by the regulatory authorities as an overseas entity controlled by PRC individuals and therefore our overseas acquisition may be subject to such reporting or approval procedures.

If the regulatory authorities’ practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we have taken or may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2017, we had restricted net assets of RMB536.2 million (US$82.4 million).

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the State Administration of Taxation, issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Bulletin 7 and Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under Bulletin 7 and Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations. In addition, the sales of our ADSs or shares held by our PRC individual employees after their exercise under relevant incentive plans are also subject to PRC individual income tax.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity. Currently, Shanghai Baozun, our major PRC subsidiary which is a wholly-foreign owned enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements such as presenting documentary evidence of such transactions to banks. The Outbound Investment Sensitive Industry Catalogue (2018) also lists certain industries as sensitive outbound investment industries, which are subject to NDRC pre-approval requirements prior to remitting investment funds offshore. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the variable interest entity.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the People’s Bank of China, or the PBOC, allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

The discontinuation of any of the preferential income tax treatments currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition.

We cannot assure you that the preferential income tax rate our VIE, Shanghai Zunyi, benefited from during 2017 will be maintained in future periods. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises” and meet other criteria under the EIT Law and the related regulations.

Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and is therefore subject to a 15% preferential income tax rate for 2017. For the years of 2018 and 2019, Shanghai Zunyi can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. If Shanghai Zunyi fails to maintain the high and new technology enterprise qualification, its applicable enterprise income tax rate will increase to 25%.

The discontinuation of the above-mentioned preferential income tax treatments or the change of the applicable preferential tax rate currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on their investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which holders of our ADSs purchased the ADSs. They may not realize a return on their investment in our ADSs and they may even lose their entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2018, we had 169,868,341 ordinary shares outstanding, including 156,567,603 Class A ordinary shares, among which 110,068,560 Class A ordinary shares were represented by ADS (excluding 499,518 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program), and 13,300,738 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our offerings will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. Some ordinary shares outstanding after our offerings will be available for sale, upon the expiration of the lock-up periods (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent a substantial amount of shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief growth officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu represent 32.5% and 13.4% of the aggregate voting power of our company, respectively, as of March 31, 2018. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Holders of our ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. The holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. The holders of our ADSs will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, the holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions from the holders of our ADSs, the depositary will vote the Class A ordinary shares underlying their ADSs in accordance with these instructions. The holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A ordinary shares unless they withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is ten calendar days. When a general meeting is convened, the holders of our ADSs may not receive sufficient advance notice of the meeting to permit the holders of our ADSs to withdraw the Class A ordinary shares underlying their ADSs and become the registered holder of such shares to allow the holders of our ADSs to attend the general meeting and to cast their vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of our ADSs from withdrawing the Class A ordinary shares underlying their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for their instructions, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the Class A ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of the holders of our ADSs. This means that the holders of our ADSs may not be able to exercise their right to direct how the Class A ordinary shares underlying their ADSs are voted and they may have no legal remedy if the Class A ordinary shares underlying their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, the holders of our ADSs will not be able to call a shareholders’ meeting.

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

We believe we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2017, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

The U.S. tax Act known as the Tax Cuts and Jobs Act (the “2017 Act”) signed on December 22, 2017 may have changed the consequences to U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of a non-U.S. corporation (a “10% U.S. shareholder”) under the U.S. Federal income tax law applicable to owners of U.S. controlled foreign corporations (“CFCs”).

Prior to the 2017 Act, we did not believe we, or any of our non-U.S. subsidiaries, were CFCs, based on our 10% U.S. shareholders (if any) together owning less than 50% of our ordinary shares. The 2017 Act repealed Internal Revenue Code Section 958(b)(4), which, unless clarified in future regulations or other guidance, may result in classification of certain of our non-U.S. subsidiaries as CFCs. This classification could cause significant and adverse U.S. tax consequences for our existing 10% U.S. shareholders (if any) or any person who becomes a 10% U.S. shareholder. Therefore, 10% U.S. shareholders (if any) and persons considering becoming 10% U.S. shareholders are strongly urged to consult with their tax advisors regarding the 2017 Act revisions to the U.S. Federal income tax law applicable to owners of CFCs.

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

The operation of value-added telecommunications businesses in China requires an ICP license, and foreign ownership of value-added telecommunications business is subject to restrictions under current PRC laws, rules and regulations. We hold an ICP license through our PRC consolidated VIE, Shanghai Zunyi, which is the operator of our Maikefeng marketplace prior to its closure in August 2017, to operate our value-added telecommunications services in compliance with PRC laws and regulations. In April and July 2014, through Shanghai Baozun, we entered into certain contractual arrangements with Shanghai Zunyi and its shareholders under which we gained effective control over the operations of Shanghai Zunyi. Shanghai Zunyi was a dormant company before July 2014, served consumers through our Maikefeng marketplace, including our Maikefeng mobile application and mkf.com website, from 2014 to 2017, and currently provides brand e-commerce service to our brand partners.

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

In June 2017, we established an innovation center to expand the scale of our technological services. This innovation center focuses on enhancing our IT capabilities and helps us shape the market by developing and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce and the implementation of artificial intelligence in brand ecommerce over time, in order to serve a wider variety of brands with a broader array of services.

As we continue to grow, we periodically review our business. Due to the unsatisfactory operating performance of Maikefeng, we scaled down its business in 2017.

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

We are the leading brand e-commerce service partner in China, with a market share of approximately 25% as measured by transaction value in 2016, according to iResearch. We help brands execute their e-commerce strategies in China by selling their goods directly to consumers online or by providing services to assist with their e-commerce operations. Our integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. Leveraging our mastery of the four “I”s – interpretation, implementation, integration and innovation, we deliver omni-channel solutions to create seamless shopping experience across various touch points online and offline, enabling optimal and consistent branding and generating sales results that reflect our brand partners’ unique e-commerce proposition.

With e-commerce in China growing rapidly in scale, more leading brands view e-commerce as a critical part of their China expansion strategy. However, as the industry also grows in complexity, brands rely on us as their trusted partner to provide local knowledge and industry expertise in executing and integrating e-commerce strategies. This helps our brand partners avoid significant investment and risk associated with establishing and maintaining their own local infrastructure and developing their own capabilities.

We were providing e-commerce solutions to 152 brand partners as of December 31, 2017. These brands encompass diverse categories, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance, automobiles, and mother and baby. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

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

Our store operation capabilities, logistics network and warehousing resources are crucial to our success. We provide our brand partners with customized solutions and dedicated personnel with relevant industry expertise and brand-specific training in operating e-commerce stores. We partner with leading nationwide and local logistics service providers to ensure reliable and timely delivery. We are recognized by SF Express, one of the largest Chinese express delivery companies, as one of its top five customers in China. We are able to achieve next-day delivery in over 100 cities across China. As of December 31, 2017, we operate ten warehouses with an aggregate gross floor area of 278,255 square meters and a capacity of 800,000 inbound pieces and 1,500,000 outbound pieces per day. Our warehouse management system can be customized to accommodate differences in product specifications and handle requirements specific to categories ranging from apparel and consumer electronics to beauty and health products. In September 2016, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, became a partner of Cainiao, which enabled us to provide best-in-class services to a wider variety of merchants through Cainiao’s logistics data platform.

Technology is key to our success and rapid expansion. By leveraging our proprietary and scalable technology infrastructure and systems, we are able to provide integrated e-commerce solutions that synchronize marketing campaigns, centralize inventory management, order fulfillment and customer service, and collect and analyze real-time consumer behavior and transaction data across internet, mobile and offline channels. For example, our ‘‘NEBULA+’’ platform enables us to efficiently set up and operate our brand partners’ official brand stores and WeChat stores and achieve centralized store management. Our ShopDog O2O merchant tool allows brand partners to tightly integrate their inventories across offline and online channels, and to sell inventory in offline stores through online stores. The scalability of our systems, built on modular implementation and deep vertical knowledge across the e-commerce value chain, allows us to provide customized solutions efficiently across categories and channels, and support a growing array of transactions as we add new brands, integrate new channels and accommodate peaks and surges in consumer demand. In addition, we appreciate the importance of information security and have built a solid information security management system as evidenced by the ISO27001 certification awarded to us in December 2015. In June 2017, we established an innovation center which focuses on enhancing our IT capabilities and helps us shape the market by developing and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce and the implementation of artificial intelligence in brand ecommerce over time, in order to serve a wider variety of brands with a broader array of services.

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

Depending on each brand partner’s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our three business models: distribution model, consignment model and service fee model. Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us. Under the consignment model and the service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing and customer service to our brand partners and other customers. Under the consignment model, in addition to these services, we also provide warehousing and fulfillment services. We have been shifting from the distribution model to the consignment model and the service fee model since 2015, which have enabled us to reduce inventory exposures and enhance our profitability. In 2015, 2016, and 2017, GMV from distribution model, or distribution GMV, contributed 33.6%, 22.5% and 13.7% of our total GMV, respectively.

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

In 2015 and 2016, we had two reportable operating segments: (i) the brand e-commerce segment, which provides e-commerce solutions to our brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates our online retail platform, Maikefeng. Due to the unsatisfactory operating performance of Maikefeng, we scaled down its business in 2017. Therefore, we only have one segment in 2017.

Our GMV was RMB6,735.3 million, RMB11,264.8 million and RMB19,112.2 million (US$2,937.5 million) in 2015, 2016 and 2017, respectively. In 2015, 2016 and 2017, our total net revenues were RMB2,598.4 million, RMB3,390.3 million and RMB4,148.8 million (US$637.7 million), respectively. For the same periods, net revenues from product sales accounted for 74.7%, 64.2% and 54.4%, respectively, of our total net revenues. We recorded net income of RMB22.6 million, RMB85.4 million and RMB209.1 million (US$32.1 million) in 2015, 2016 and 2017, respectively. We had non-GAAP net income of RMB47.8 million, RMB119.6 million and RMB267.9 million (US$41.2 million) in 2015, 2016 and 2017, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

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

In 2015, 2016 and 2017, net revenues from product sales accounted for 74.7%, 64.2% and 54.4%, respectively, of our net revenues. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives. Accordingly, our revenue mix may vary over time.

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

As of December 31, 2017, we operate ten warehouses with an aggregate gross floor area of approximately 278,255 square meters in Guangzhou, Suzhou, Shenzhen, Langfang and Hong Kong. Our warehouses cater to different product categories. We provide value-added services to our brand partners, such as anti-counterfeit code protection and tailor-made packaging. In addition, we also store goods in three other warehouses operated by third parties. With our proprietary warehouse management systems, we are able to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics services provider for delivery to a customer. Shipments from suppliers first arrive at our warehouses. At each warehouse, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our network. Our warehouse management system is specifically designed to support a large volume of inventory turnover. Our warehouses fulfilled approximately 10.7 million,17.8 million and 28.4 million orders in 2015, 2016 and 2017, respectively. As of December 31, 2017, our warehouse management processing system was capable of processing 800,000 inbound pieces and 1,500,000 outbound orders per day. During the Singles Day promotion in 2017, our warehouse management processing system processed approximately 8.0 million orders, showcasing our ability to support an enormous flow of transaction and order traffic. We closely monitor the speed and service quality of the logistics services providers through consumer surveys and feedbacks from consumers to ensure their satisfaction.

Maikefeng Marketplace

To extend our product and service offerings to cover the entire product cycle, we operated Maikefeng, our retail online platform, from 2014 to 2017. We opened up our Maikefeng marketplace to third-party sellers to diversify its product offerings and improve operational efficiency in May 2015. This enabled third-party sellers to sell products to the consumers through our mobile applications and to use our other value-added services. In addition, we charged such third-party sellers service fees for our other value-added services we provide upon their request. Upon successful sales at Maikefeng, we charged commissions from such third-party sellers at a fixed fee rate based on the sales volume. Under this business model, since Maikefeng was operated as an intermediary platform that facilitates transactions between merchants and consumers, we generally were not the primary obligor, did not bear the inventory risk, did not have the ability to establish the price or control the related shipping services utilized by third-party sellers.

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2017, we were providing e-commerce solutions to 152 brand partners primarily under annual or tri-annual service contracts. Our brand partners cover diverse product categories, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance, automobile and mother and baby.

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

Official Brand Stores

We also offer to work with our brand partners in setting up and operating their official brand stores. Based on our experience, consumers expect a total brand immersion on an official brand store that is different from the presentation of the brand’s stores in online marketplaces, which blend the brand’s image with the particular marketplace’s interface. We utilize our in-house design team in crafting online and mobile sites for official brand stores and mobile sites that deliver impactful online presence for our brand partners. As of December 31, 2015, 2016 and 2017, we operated 19, 26 and 35 official brand stores, respectively. As of December 31, 2017, we operated mobile sites for 29 of our brand partners.

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

Payment Service Providers

Third-party marketplaces and our brand partners’ official brand stores provide customers with the flexibility to choose from a number of payment options. These payment options include online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms, such as Alipay and Tenpay.

In addition, official brand stores typically offer the “payment on delivery” payment option. Our logistics partners deliver products to customers’ designated addresses and collect payment on site. In addition to accepting cash, delivery personnel carry mobile POS machines for processing debit cards and credit cards.

Logistics Partners

We deliver orders placed on stores operated by us to all areas in China through reputable third-party couriers with nationwide coverage, such as SF Express, STO Express, YTO Express and EMS as well as other quality logistics services providers. We are a partner of Cainiao, which enabled us to provide best-in-class services to a wider variety of merchants through Cainiao’s logistics data platform.

We believe our large-scale operations and reputation enable us to obtain favorable contractual terms from third-party couriers. We typically negotiate and enter into annual logistics agreements with our logistics partners, under which we agree to pay delivery fees based on the amount and the weight of the goods to be delivered, as well as the destination of the delivery.

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

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2018, we owned 64 registered trademarks, copyrights to 35 software programs developed by us relating to various aspects of our operations, and 57 registered domain names.

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

Regulations Regarding Foreign Investment

We provide end-to-end brand e-commerce solutions in China. The principal regulations governing foreign investment in our business in China include:

•	the Guidance Catalog of Industries for Foreign Investment, issued by the National Development and Reform Commission and the MOFCOM in 2017, or the Catalog;

•	the Notice on the Relevant Issues concerning the Examination, Approval and Administration of Foreign Investment in Internet and Vending Machine Sales, issued by the MOFCOM in 2010; and

•	the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council in 2001 and amended in 2008 and 2016, respectively.

•	Industry Catalog Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations.

Depending on each brand partner’s specific needs and the characteristics of its industry, we generally operate our brand e-commerce business based on one of three models:

•	the service fee model;

•	the consignment model; and

•	the distribution model.

Under the service fee model, we provide IT, online store operations, marketing, design and other technical services to our brand partners in exchange for service fees. Pursuant to the latest Catalog that was amended in June 2017 and became effective in July 2017, provision of technical services and consultations falls into the encouraged or permitted category. Our PRC subsidiaries have obtained all material approvals requisite for providing such services.

Under the consignment model and the distribution model, we sell goods directly to consumers through e-commerce platforms either on behalf of our brand partners or under our own name. Such online sale of commodities which was once in the restricted category and the establishment of foreign-invested enterprises in the industry (including wholly foreign-owned enterprises) was subject to approvals by the MOFCOM or its provincial counterparts. However, the latest Catalog that was amended in June 2017 and became effective in July 2017 has continued to remove online sale of commodities from the restricted category and it now falls into the permitted category.

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

Foreign Investment in Value-Added Telecommunications Businesses. Pursuant to the Catalog amended in June 2017, the provision of value-added telecommunications services generally falls in the restricted category.

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

To comply with such foreign ownership restrictions, we currently hold an ICP license through our PRC consolidated VIE, Shanghai Zunyi. Before Maikefeng marketplace was closed in 2017, Shanghai Zunyi, as the operator of our Maikefeng marketplace, both directly sold commodities selected and purchased by itself via Internet under the distribution model and operated the platform as an online marketplace for other trading parties, which required Shanghai Zunyi to hold an ICP License. Shanghai Zunyi has applied for and obtained the ICP License.

Regulation Relating to Distribution of Specific Types of Goods

Our online sales business covers diverse categories of brand products, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance, automobile, and mother and baby. Because distribution of certain special types of goods is subject to government approvals or legal requirements, we are required to either hold a variety of licenses and permits or meet certain requirements in connection with various aspects of our business.

For example, according to the Decision on the Adjustment of Administrative Examination and Approval Items issued by the State Council in October 2014, an enterprise is required to obtain a Food Distribution Permit to start the food distribution business. Our PRC subsidiaries, Shanghai Baozun, Shanghai Fengbo, and our consolidated VIE, Shanghai Zunyi, have all obtained Food Distribution Permits. Pursuant to the Administrative Measures for the Permit of Food Business issued by China Food and Drug Administration, the predecessor of the State Drug Administration, in August 2015, the Food Distribution Permit will be gradually replaced by the Food Business Permit commencing from October 2015. In addition, Shanghai Baozun has obtained an Alcoholic Goods Wholesale Permit for wholesale of alcoholic goods pursuant to the Administrative Measures for Alcohol Circulation issued by MOFCOM in November 2005, which was abolished in November 2016.

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

The principal regulations governing promotion and advertising activities in China include the PRC Anti-Unfair Competition Law promulgated in 1993 and amended in 2017, the PRC Pricing Law promulgated in 1997, and the PRC Advertising Law. Under the PRC Advertising Law promulgated in 1994, advertising operators and advertising distributors are all required to ensure that the content of advertisements they produce or disseminate are true and in full compliance with applicable law and regulations, and are prohibited from conveying misleading, false or inaccurate information through advertising. The PRC Advertising Law was amended in April 2015, and the amendments became effective in September 2015, pursuant to which advertising operators and advertising distributors will be subject to more stringent requirements and obligations. For example, entities or individuals shall not send advertisements to customers’ telephones, mobile or email accounts without the customers’ consents or requests, and any advertisement containing any kind of misleading, false or inaccurate information with respect to product quality, constituents, functionality, price, sales performance or other features will be deemed as deceptive advertising and will subject the advertising operators and distributors to penalties more severe than those under the original law. In addition, the PRC Anti-Unfair Competition Law further imposes stringent requirements on various promotional activities, such as prize-giving sales and bundling sales. For example, under prize-giving sales, the value of prize should be no more than RMB50,000 (US$7,700). Violation of these requirements may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish a correction to the misleading information.

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

Regulation Relating to Cybersecurity

The Standing Committee of the National People's Congress of the PRC promulgated the Cybersecurity Law of the PRC on November 7, 2016, which took effect from June 1, 2017. Construction, operation, maintenance and use of networks within the territory of the PRC will be subject to the law. Network operators in the PRC are required to perform the following obligations to ensure cyber security under a graded system of cyber security protection:

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

In April 2017, the Cyberspace Administration of China released the draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information and Important Data, or the draft Cross-Border Transfer Measures, which requires personal information and important data collected by and produced by all network operators during the course of their operations within China to be stored within China. According to the draft Cross-Border Transfer Measures, self-assessment by network operators or assessment by industrial regulatory authority or the national cyberspace authority under certain circumstances must be completed before transferring personal information or important data overseas.

According to the draft Cross-Border Transfer Measures, personal information or important data may not be transferred overseas without consent from the concerned individual(s), or if the transfer endangers the interests of individuals, the public or national security. The export of the following data shall be pre-assessed by industrial regulatory authority or the national cyberspace authority:

•	personal information of 500,000 individuals or more;

•	data with volume of 1,000 gigabytes or more;

•	data in relation to nuclear facilities, chemistry and biology, national defense and military, health of the population, mega project activities, ocean environment, and sensitive geographical information;

•	network security information involving system bugs and security protection of key information infrastructure;

•	personal information and important data provided by key information infrastructure operators; and

•	other data that may affect national security and societal public interests, and considered by the industrial administration authority or regulatory authority necessary to be subject to their assessment.

The Cyberspace Administration of China completed the solicitation of comments on the draft Cross-Border Transfer Measures in May 2017, and there are still substantial uncertainties with respect to its final content and enactment timetable.

In May 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services, or the Cybersecurity Review Measures, which came into effect on June 1, 2017. According to the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity review:

•	important cyber products and services purchased by networks and information systems related to national security; and

•	the purchase of cyber products and services by operators of critical information infrastructure in important industries and fields such as public communications and information services, energy, transportation, water resources, finance, public service and electronic administration, and other critical information infrastructure, which may affect national security.

The Cyberspace Administration of China is responsible for organizing and implementing cybersecurity review, while the competent departments in key industries such as finance, telecommunications, energy and transport shall be responsible for organizing and implementing security review of cyber products and services in their respective industries or fields. There are still substantial uncertainties with respect to the interpretation and implementation of the Cybersecurity Review Measures.

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

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the State Intellectual Property Office, formerly known as the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations on Tax

Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008 and was amended on February 24, 2017. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs. The EIT Law and its implementation rules permit High and New Technology Enterprises (as defined in the EIT Law), to benefit from a preferential enterprise income tax rate of 15% subject to these High and New Technology Enterprises meeting certain qualification criteria.

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

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services falling under the category of service industry in China were required to pay a business tax at a tax rate of 5% of their revenues with certain exceptions. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on a nationwide basis in the PRC. Under the pilot plan, a VAT rate of 6% applies to some modern service industries. On December 12, 2013, the PRC Ministry of Finance and the State Administration of Taxation released a new circular to further expand the scope of taxable services for the value-added tax. From May 1, 2016, the scope of the tax reform will be further expanded to include all industries according to the Circular on Implementation of the Pilot Program of Value Added Tax Reform in All Industries, which was released by the PRC Ministry of Finance and the State Administration of Taxation on March 23, 2016. It was reported that in March 2018 the State Council decided to take a series of measures from May 1, 2018 to further mitigate tax burdens of enterprise, including adjusting VAT rate for certain industries and other measures. Among others, the VAT rate for manufacturing industry will be adjusted from 17% to 16%, and the VAT rate for transporting, construction, basic telecommunication industries and for certain goods including agriculture products will be adjusted from 11% to 10%, effective from May 1st, 2018, while the implementing rules have not been issued and there exist uncertainties with respect to the interpretation and implementation.

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
100%
100%
Baotong Hong Kong Holding Limited (Hong Kong)
Baozun Hong Kong Holding Limited (Hong Kong)
100%
Baozun Hongkong Investment Limited (Hong Kong)
100%
100%
Baotong E-Logistics Technology (Suzhou) Co., Ltd. (PRC)
Shanghai Baozun E-Commerce Limited (PRC)
Individual Shareholders
100%
100%
100%
100%
Shanghai Yingsai Advertisement Limited (PRC)
Shanghai Bodao E-Commerce Limited (PRC)
Baozun Hongkong Limited (Hong Kong)
Shanghai Zunyi Business Consulting Ltd.(1) (PRC)
100%
Shanghai Fengbo E-Commerce Limited (PRC)
Direct Ownership
Contractual arrangements

(1)	Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder and a shareholder. Its business includes operation of our Maikefeng marketplace prior its closure in August 2017 and providing brand e-commerce service to our brand partners.

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

Equity Interest Pledge Agreements. On July 28, 2014, Shanghai Zunyi and its shareholders entered into equity interest pledge agreements with Shanghai Baozun. The shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun to secure their and Shanghai Zunyi’s obligations under certain agreements above and other agreed obligations and as collateral for all of the amounts payable by Shanghai Zunyi to Shanghai Baozun under those agreements. If any event of default as defined under this agreement occurs, Shanghai Baozun, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any increase in the registered capital of Shanghai Zunyi will be further pledged in favor of Shanghai Baozun. The equity interest pledge agreements will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. Under PRC laws, the equity pledge is required to be registered with the SAMR, formerly known as the SAIC, or its competent branches for perfection. The equity pledge of Shanghai Zunyi has already been registered with the relevant branch of the SAIC.

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

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 28,742 square meters of offices and operation centers as of December 31, 2017. In addition, as of December 31, 2017, we leased nine warehouses with an aggregate gross floor area of approximately 160,053 square meters in Guangzhou, Suzhou, Shenzhen, Langfang and Hong Kong. Our premises are leased under operating lease agreements from unrelated third parties.

As of December 31, 2017, we own the land use right for an area of 133,542.40 square meters, title to the buildings with a gross floor area of 118,201.97 square meters, and equipment in the buildings, which are located in Suzhou, China, which we use as our warehouse.

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

Overview

We are the leading brand e-commerce service partner in China. We were providing e-commerce solutions to 152 brand partners as of December 31, 2017. These brands encompass diverse categories, including apparel, appliances, electronics, home and furnishings, food and health products, cosmetics, fast moving consumer goods, insurance, automobiles, and mother and baby. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

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

In 2015 and 2016, we had two reportable operating segments consisting of the brand e-commerce segment and Maikefeng segment. As we continue to grow, we periodically review our business. Due to the unsatisfactory operating performance of Maikefeng, we scaled down its business in 2017. Therefore, we only have one segment in 2017.

Our GMV was RMB6,735.3 million, RMB11,264.8 million and RMB19,112.2 million (US$2,937.5 million) in 2015, 2016 and 2017, respectively. In 2015, 2016 and 2017, our total net revenues were RMB2,598.4 million, RMB3,390.3 million and RMB4,148.8 million (US$637.7 million), respectively. For the same periods, net revenues from product sales accounted for 74.7%, 64.2%, and 54.4%, respectively, of our total net revenues. We recorded net income of RMB22.6 million, RMB85.4 million, and RMB209.1 million (US$32.1 million) in 2015, 2016 and 2017, respectively. We had non-GAAP net income of RMB47.8 million, RMB119.6 million and RMB267.9 million (US$41.2 million) in 2015, 2016 and 2017, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

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

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	1,940,649	74.7	2,176,447	64.2	2,257,632	346,992	54.4
Services	657,794	25.3	1,213,828	35.8	1,891,176	290,668	45.6
Total net revenues	2,598,443	100.0	3,390,275	100.0	4,148,808	637,660	100.0

The following table sets forth the following operating data for each period indicated.

	For the Year Ended December 31,
	2015	2016	2017
Number of brand partners as of the period end(1)	113	133	152
Number of GMV brand partners as of the period end(2)	95	122	146
Total GMV(3) (RMB in millions)	6,735.3	11,264.8	19,112.2
Distribution GMV(4)	2,262.7	2,534.1	2,620.2
Non-distribution GMV(5)	4,472.6	8,730.7	16,492.0
Average GMV per GMV brand partner(6) (RMB in millions)	75	102	142

(1)	Brand partners are defined as companies for which we operate official brand stores or official marketplace stores under their brand names or have entered into agreements to do so.

(2)	GMV brand partners are defined as brand partners that contributed to our GMV during the respective periods.

(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

(4)	Distribution GMV refers to the GMV under the distribution business model.

(5)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

(6)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Our net revenues as a percentage of our GMV decrease from 38.6% in 2015 to 30.1% in 2016 and further to 21.7% in 2017. Our net revenues as a percentage of our GMV in 2017 decreased due to increase in the proportion of revenues generated from services. The trend of our net revenues as a percentage of our GMV in the future depends on the relative proportion of services revenues and product sales revenue.

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	%

Net revenues	2,598,443	100.0	3,390,275	100.0	4,148,808	100.0
Operating expenses
Cost of products	(1,735,820)	(66.8)	(1,921,856)	(56.7)	(1,917,467)	(46.2)
Fulfillment	(325,159)	(12.5)	(540,857)	(16.0)	(818,173)	(19.7)
Sales and marketing	(403,519)	(15.5)	(658,819)	(19.4)	(910,843)	(22.0)
Technology and content	(59,946)	(2.3)	(95,638)	(2.8)	(140,689)	(3.4)
General and administrative	(73,678)	(2.8)	(88,274)	(2.6)	(116,554)	(2.8)
Other operating expenses, net	8,130	0.3	5,235	0.2	11,250	0.3
Total operating expenses	(2,589,992)	(99.6)	(3,300,209)	(97.3)	(3,892,476)	(93.8)

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

Our technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees in our technology and system department and innovation center, and editorial content expenses. We expect spending in technology and content to increase over time as we add more experienced IT professionals and continue to invest in our technology platform to provide comprehensive services to brand partners.

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

China

Generally, our subsidiaries and consolidated VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Entities qualified as “high and new technology enterprises,” are entitled to a preferential enterprise income tax rate of 15%. Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and is therefore subject to a 15% preferential income tax rate for 2017. For the years of 2018 and 2019, Shanghai Zunyi can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 17% on product sales and 6% on our services, in each case less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. It was reported that in March 2018 the State Council decided to take a series of measures from May 1, 2018 to further mitigate tax burdens of enterprise, including adjusting VAT rate for certain industries and other measures. Among others, the VAT rate for manufacturing industry will be adjusted from 17% to 16%, and the VAT rate for transporting, construction, basic telecommunication industries and for certain goods including agriculture products will be adjusted from 11% to 10%, effective from May 1st, 2018.

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

Product Sales

Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through online stores operated by us or, prior to its closure in 2017, on our Maikefeng marketplace. Revenue under the distribution model is recognized on a gross basis and presented as product sales in the consolidated statements of operations, because (i) we, rather than the brand partner, are the primary obligor and are responsible to the consumers for the key aspects of the fulfillment of the transaction including pre-sales and after-sales services; (ii) we bear the physical and general inventory risk once the products are delivered to our warehouse; (iii) we have latitude in establishing prices; and (iv) we have credit risk. The majority of revenues generated from selling branded products are under the distribution model and recognized on a gross basis.

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

We adopt different strategies to deal with non-seasonal and seasonal demands. In addition, we actively track the sales data and make timely adjustments to our procurement plan in order to minimize the chance of excess unsold inventory. As a result, our obsolete inventory has not been significant. Our inventory provision is made for valuation of inventory at the lower of cost or market value. In addition, we generally reserve for inventories on hand aging over certain period of time. Inventory provisions charged to cost of products were RMB21.1 million, RMB38.8 million and RMB42.3 million (US$6.5 million) for 2015, 2016 and 2017, respectively.

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

Prior to our initial public offering in 2015, we used the binomial model to estimate the fair value of the options granted under the 2014 Plan and the 2015 Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions:

For the Year Ended December 31, 2015
Risk-free interest rate (per annum)(1)	2.61% ~ 2.833%
Contract life (in years)	10
Expected volatility range(2)	48.78% ~ 48.96%
Expected dividend yield(3)	0.00%
Fair value of the underlying shares on the date of option grants	RMB16.23~22.63

(1)	We estimate risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US$ and adjusted for country risk premium of PRC with a maturity similar to the expected expiry of the term.

(2)	We estimate the volatility is based on the historical volatility of the comparable companies in the period equal to average time to expiration to the valuation date.

(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

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

The following table sets forth information regarding restricted share units granted to eligible employees and directors:

Grant Date	Type of equity	Number of Shares Granted	Fair Value per Share
			RMB	US$
August 14, 2015	Restricted share unit	385,543	16.23	2.34
November 23, 2015	Restricted share unit	1,773,425	17.14	2.47
December 31, 2015	Restricted share unit	1,817,343	17.65	2.54
January 18, 2016	Restricted share unit	60,000	14.32	2.06
March 4, 2016	Restricted share unit	612,806	11.70	1.69
May 19, 2016	Restricted share unit	1,182,547	12.17	1.75
July 29, 2016	Restricted share unit	204,000	15.67	2.26
December 29, 2016	Restricted share unit	1,604,221	25.88	3.73
February 23, 2017	Restricted share unit	658,794	32.44	4.99
May 17, 2017	Restricted share unit	257,000	45.78	7.04
August 22, 2017	Restricted share unit	90,000	58.23	8.95
December 1, 2017	Restricted share unit	542,953	60.43	9.29

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

The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2015, 2016 and 2017, we did not have any significant unrecognized uncertain tax positions.

Intangible assets, net

Intangible assets mainly consist of trademark, internally developed software and supplier relationship. Trademark is recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of 10 years.

For internally developed software, we expense all internal-use software costs incurred in the preliminary project stage and capitalized certain direct costs associated with development and purchase of internal software. This internally developed software mostly consisted of order management, customer management and retailing solution systems, which are amortized over three years on a straight-line basis.

Supplier relationship is generated from business combination in 2017, representing the relationship that arose as a result of existing supply agreements with certain brand partners of the subsidiary. Supplier relationship is recorded at fair value, and amortized on a straight-line basis over the estimated useful life of 10 years.

Land use right, net

Land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 44 years.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

Adoption of New Accounting Pronouncement

In November 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-17, "Income Taxes (Topic 740)". This update provides accounting guidance related to income taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. We adopted this ASU and have already considered its impact on our consolidated financial statements and related disclosures as of December 31, 2016 and the effect is not material.

Recently Issued Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued an accounting standards update that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. We adopted the standard on January 1, 2018. Companies may use either a full retrospective or a modified retrospective approach to adopt this standard. We anticipate to adopt the standard using a full retrospective approach.

We have substantially completed the assessment of all revenue from existing contracts with customers. Our product revenue consists of a single performance obligation that is satisfied at a point in time. Each category of service revenue generated from warehouse/logistic services, customer services, commission, marketing and promotion services, IT set up services and IT maintenance services is considered as one performance obligation as they are distinct from each other. We determine that there will not be a significant impact to our revenue recognition practices, internal controls, financial positions, results of operations or cash flows.

The standard also requires us to evaluate whether our businesses promise to sell products to the customer under distribution model (as a principal) or to facilitate the brand partner's online sales of their branded products (as an agent). To make that determination, the standard uses a control model rather than the risks-and-rewards model in current GAAP. Based on the evaluation of the control model, we determined that the conclusion of the assessment under this ASU is consistent with our previous revenue recognition practices, and has no change on the statements of consolidated income for the periods ended December 31, 2016 and 2017, respectively.

The new standard will require us to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

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

In March 2016, the FASB issued ASU2016-09, "Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting". This guidance is intended to simplify the employee share-based payment accounting regarding several aspects, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Credit Losses, Measurement of Credit Losses on Financial Instruments.” This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

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

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. This update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on our consolidated financial statements will be dependent on any future acquisitions.

In May 2017, the FASB issued ASU 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements. This ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. We are in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Reportable Segments

Our chief operating decision maker has been identified as the chief executive officer. Prior to 2017, our chief operating decision maker reviewed our results in two segments: (i) the brand e-commerce segment, which provides e-commerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Due to the unsatisfactory operating performance of Maikefeng, we scaled down its business in 2017. As a result of the reduction of Maikefeng’s operations, starting from 2017, our chief operating decision maker reviews our consolidated results as a whole when making decisions about allocating resources and assessing our performance. As a result, no segment information was presented for 2017. In conformity with the 2017 presentation, no segment information was presented for 2015 and 2016.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	1,940,649	74.7	2,176,447	64.2	2,257,632	346,992	54.4
Services	657,794	25.3	1,213,828	35.8	1,891,176	290,668	45.6
Total net revenues	2,598,443	100.0	3,390,275	100.0	4,148,808	637,660	100.0
Operating expenses(1)
Cost of products	(1,735,820)	(66.8)	(1,921,856)	(56.7)	(1,917,467)	(294,709)	(46.2)
Fulfillment	(325,159)	(12.5)	(540,857)	(16.0)	(818,173)	(125,751)	(19.7)
Sales and marketing	(403,519)	(15.5)	(658,819)	(19.4)	(910,843)	(139,994)	(22.0)
Technology and content	(59,946)	(2.3)	(95,638)	(2.8)	(140,689)	(21,624)	(3.4)
General and administrative	(73,678)	(2.8)	(88,274)	(2.6)	(116,554)	(17,914)	(2.8)
Other operating income, net	8,130	0.3	5,235	0.2	11,250	1,729	0.3
Total operating expenses	(2,589,992)	(99.6)	(3,300,209)	(97.3)	(3,892,476)	(598,263)	(93.8)
Income from operations	8,451	0.3	90,066	2.7	256,332	39,397	6.2
Other income (expenses)
Interest income	8,834	0.3	11,869	0.3	13,350	2,052	0.3
Interest expense	—	—	—	—	(4,252)	(654)	(0.1)
Gain on disposal of investment	9,674	0.4	—	—	5,464	840	0.1
Impairment loss of investments	—	—	—	—	(6,227)	(957)	(0.1)
Exchange gain (loss)	(124)	0.0	320	0.0	(21)	(3)	0.0
Income before income tax and share of loss in equity method investment	26,835	1.0	102,255	3.0	264,646	40,675	6.4
Income tax benefit (expense)	6,022	0.3	(16,831)	(0.5)	(54,251)	(8,338)	(1.3)
Share of loss in equity method investment	(10,236)	(0.4)	—	—	(1,265)	(194)	(0.0)
Net income	22,621	0.9	85,424	2.5	209,130	32,143	5.0
Deemed dividend from issuance of convertible redeemable preferred shares	—	—	—	—	—	—	—
Change in redemption value of convertible redeemable preferred shares	(25,332)	(1.0)	—	—	—	—	—
Net loss attributable to noncontrolling interests	—	—	1,209	0.0	(264)	(41)	(0.0)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(2,711)	(0.1)	86,633	2.5	208,866	32,102	5.0
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(0.03)	0.0	0.58	0.0	1.29	0.20	0.0
Diluted	(0.03)	0.0	0.53	0.0	1.19	0.18	0.0
Net income (loss) per ADS(2)
Basic	(0.08)	0.0	1.74	0.0	3.87	0.59	0.0
Diluted	(0.08)	0.0	1.59	0.0	3.56	0.55	0.0
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	102,987,119	—	149,935,100	—	162,113,815	162,113,815	—
Diluted	102,987,119	—	163,926,674	—	176,115,049	176,115,049	—

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

(2)	Each ADS represents three Class A ordinary shares.

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
		(in thousands)
Fulfillment	(1,440)	(1,755)	(2,904)	(446)
Sales and marketing	(9,793)	(13,370)	(20,363)	(3,130)
Technology and content	(5,047)	(7,875)	(13,822)	(2,125)
General and administrative	(8,915)	(11,185)	(21,142)	(3,249)
	(25,195)	(34,185)	(58,231)	(8,950)

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017.

Net Revenues

Our total net revenues increased by 22.4% from RMB3,390.3 million in 2016 to RMB4,148.8 million (US$637.7 million) in 2017. Net revenue generated from product sales increased by 3.7% while net revenues from services increased by 55.8%.The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products and improvement in the effectiveness of our marketing and promotional campaigns, partially offset by a decrease in product sales revenue resulting from the transition of a leading electronics brand partner from the distribution model to the consignment model in September 2017. The increase in our net revenues generated from services was primarily due to increase in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Operating Expenses

Our operating expenses increased by 17.9% from RMB3,300.2 million in 2016 to RMB3,892.5 million (US$598.3 million) in 2017. This increase was due to the growth of our business, which has resulted in increases in our fulfillment expenses, sales and marketing expenses, general and administrative expense, and technology and content expense, partially offset by a slight decrease in cost of products.

Cost of Products. Our cost of products decreased by 0.2% from RMB1,921.9 million in 2016 to RMB1,917.5 million (US$294.7 million) in 2017. Cost of products as a percentage of net revenues from product sales decreased from 88.3% in 2016 to 84.9% in 2017 primarily due to the transition of a leading electronics brand partner’s business with lower product margin from the distribution model to the consignment model in September 2017.

Fulfillment Expenses. Our fulfillment expenses increased by 51.3% from RMB540.9 million in 2016 to RMB818.2 million (US$125.8 million) in 2017. This increase was primarily due to the increase in GMV from RMB11,264.8 million in 2016 to RMB19,112.2 million (US$2,937.5 million) in 2017 and specifically, (i) an increase of RMB137.2 million (US$21.1 million) in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase of RMB87.3 million (US$13.4 million) in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in the percentage of total orders fulfilled by a premium delivery service provider and an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 38.3% from RMB658.8 million in 2016 to RMB910.8 million (US$140.0 million) in 2017. This increase was primarily due to an increase in marketing and platform service fees from RMB409.2 million in 2016 to RMB537.1 million (US$82.6 million) in 2017, resulting from an increase in our advertising expenditures on Tmall, as we engaged in more advertising activities to increase the GMV of stores operated by us. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and expansion in the number of online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 47.1% from RMB95.6 million in 2016 to RMB140.7 million (US$21.6 million) in 2017. The increase was primarily due to increased investment in our innovation center and the development of new and innovative technologies, including an increase in technology-focused staff.

General and Administrative Expenses. Our general and administrative expenses increased by 32.0% from RMB88.3 million in 2016 to RMB116.6 million (US$17.9 million) in 2017. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Other Operating Income, Net. Our other operating income, net, increased by 114.9% from RMB5.2 million in 2016 to RMB11.3 million (US$1.7 million) in 2017. The increase was primarily due to the increase in government subsidy we received.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB90.1 million in 2016 to RMB256.3 million (US$39.4 million) in 2017.

Interest Income

Our interest income increased from RMB11.9 million in 2016 to RMB13.4 million (US$2.1 million) in 2017. This increase was primarily due to higher average balance of short-term investment in 2017 with higher interest rate.

Gain on Disposal of Investment

Our gain on disposal of investment was RMB5.5 million (US$0.8 million) in 2017 compared with nil in 2016. Our gain on disposal of investment in 2017 was due to transfer of equity interests we held in cost method investees.

Impairment loss of Investments

Our impairment loss of investments was RMB6.2 million (US$1.0 million) in 2017 compared with nil in 2016. Our impairment of investments in 2017 was due to the loss of a cost method investee. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Income Tax Benefit (Expense)

Our income tax expense was RMB54.3 million (US$8.3 million) in 2017, compared with RMB16.8 million in 2016. Our income tax expense in 2017 was due to taxable profit generated in the same period.

Share of Loss in Equity Method Investment

Our share of loss in equity method investment was RMB1.3 million (US$0.2 million) in 2017, compared with nil in 2016. Our share of loss in equity method investment in 2017 resulted from our investment in Shanghai Baozun-CJ E-Commerce Co., Ltd.

Net Income

As a result of the foregoing, our net income increased by 144.8% from RMB85.4 million in 2016 to RMB209.1 million (US$32.1 million) in 2017.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB208.9 million (US$32.1 million) in 2017, compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB86.6 million in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016.

Net Revenues

Our total net revenues increased by 30.5% from RMB2,598.4 million in 2015 to RMB3,390.3 million in 2016. Net revenue generated from product sales increased by 12.2% while net revenues from services increased by 84.5%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products, increasingly effective promotional and marketing activities and the competitive pricing offered to consumers. The increase in our net revenues generated from services was primarily due to increase in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Operating Expenses

Our operating expenses increased by 27.4% from RMB2,590.0 million in 2015 to RMB3,300.2 million in 2016. This increase was due to the growth of our business, which has resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, general and administrative expense, and technology and content expense.

Cost of Products. Our cost of products increased by 10.7% from RMB1,735.8 million in 2015 to RMB1,921.9 million in 2016. Cost of products as a percentage of net revenues from product sales decreased from 89.4% in 2015 to 88.3% in 2016 due to optimization in our product sales mixture.

Fulfillment Expenses. Our fulfillment expenses increased by 66.3% from RMB325.2 million in 2015 to RMB540.9 million in 2016. This increase was primarily due to the increase in GMV from RMB6,735.3 million in 2015 to RMB11,264.8 million in 2016 and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in the percentage of total orders fulfilled by a premium delivery service provider and an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 63.3% from RMB403.5 million in 2015 to RMB658.8 million in 2016. This increase was primarily due to an increase in marketing and platform service fees from RMB247.4 million in 2015 to RMB409.2 million in 2016, resulting from an increase in our advertising expenditures on Tmall, as we engaged in more advertising activities to increase the GMV of stores operated by us. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 59.5% from RMB59.9 million in 2015 to RMB95.6 million in 2016. The increase was primarily due to increases in the number of technology-focused staff and project-based variable technological expenses from brand stores.

General and Administrative Expenses. Our general and administrative expenses increased by 19.8% from RMB73.7 million in 2015 to RMB88.3 million in 2016. The increase was primarily due to increases in professional service fees associated with being a publicly listed company.

Other Operating Income, Net. Our other operating income decreased by 35.6% from RMB8.1 million in 2015 to RMB5.2 million in 2016. The decrease was primarily due to the decrease in government subsidy we received.

Income (Loss) from Operations

As a result of the foregoing, our income from operations increased from RMB8.5 million in 2015 to RMB90.1 million in 2016.

Interest Income

Our interest income increased from RMB8.8 million in 2015 to RMB11.9 million in 2016. This increase was primarily due to higher average cash balance we held in 2016 as a result of proceeds received from our initial public offering.

Gain on Disposal of Investment

Our gain on disposal of investment was nil in 2016 compared with RMB9.7 million in 2015. Our gain on disposal of investment in 2015 was due to partial disposal of our investment in Automoney, an automobile performance solution provider based in China.

Income Tax Benefit (Expense)

Our income tax expense was RMB16.8 million in 2016, compared with our income tax benefit of RMB6.0 million in 2015. Our income tax expense in 2016 was due to taxable profit generated in the same period.

Share of Loss in Equity Method Investment

Our share of loss in equity method investment was nil in 2016, compared with RMB10.2 million in 2015. Our share of loss in equity method investment in 2015 resulted from our investment in Automoney. Starting from February 2016, we changed to cost method of accounting for our investment in Automoney.

Net Income

As a result of the foregoing, our net income increased by 277.6% from RMB22.6 million in 2015 to RMB85.4 million in 2016.

Net Income (Loss) Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB86.6 million in 2016, compared with net loss attributable to ordinary shareholders of Baozun Inc. of RMB2.7 million in 2015.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, and short-term bank borrowings. As of December 31, 2017, we had RMB244.8 million (US$37.6 million) in cash and cash equivalents and RMB48.8 million (US$7.5 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2017, we had one-year credit facilities for an aggregate amount of RMB735.1 million (US$113.0 million) from six Chinese commercial banks. We had RMB446.4 million (US$68.6 million) available under these credit facilities as of December 31, 2017. As of December 31, 2017, we had RMB172.0 million (US$26.4 million) short-term loans outstanding under these credit facilities with a weighted average effective interest rate of 4.57% per annum. As of December 31, 2017, we pledged cash of RMB33.4 million (US$5.1 million) to banks to secure letters of guarantee issued to our suppliers by these banks for an aggregate maximum of RMB116.6 million (US$17.9 million). The terms of these letters of guarantee were within 12 to 36 months. We pledged cash of RMB14.4 million (US$2.2 million) to banks to secure RMB-denominated bank acceptance note to our suppliers by these banks for an aggregate maximum of RMB48.0 million (US$7.4 million). We pledged cash of RMB1.0 million (US$0.2 million) to a bank as guarantee for payment under transactions with a brand partner. As of December 31, 2017, we have utilized credit of RMB33.6 million (US$5.2 million) as guarantee for the issuance of notes payable and RMB83.1 million (US$12.8 million) for the issuance of letters of guarantee to our suppliers.

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

Our accounts receivables mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. We generally grant a credit period of no more than two weeks to the consumers of our products. We normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2015, 2016 and 2017, our accounts receivables amounted to RMB364.8 million, RMB624.8 million, and RMB1,082.7 million (US$166.4 million), respectively. The increase in accounts receivables over these periods was due to the increase in our product sales and service volumes. Our accounts receivables turnover days were 42 days in 2015, 53 days in 2016 and 75 days in 2017. The increase in turnover days was due to the increase in proportion of revenues generated from services. Accounts receivables turnover days for a given period are equal to the average accounts receivables balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Our inventories was RMB334.3 million, RMB312.1 million and RMB384.7 million (US$59.1 million) as of December 31, 2015, 2016 and 2017. Our inventory turnover days were 61 days in 2015, 62 days in 2016 and 66 days in 2017. Our inventories as of December 31, 2016 remained constant as compared with our inventories as of December 31, 2015. The increase in our inventories as of December 31, 2016 as compared with our inventories as of December 31, 2017 reflected the additional inventory required to support our sales volumes. The slight increase in our inventory turnover days from 2015 to 2016 was due to changes in our product mix and our higher level of product purchases based on preferential procurement terms. The increase in our inventory turnover days from 2016 to 2017 was due to the transition of a leading electronics brand partner’s business with quicker inventory turnover days from the distribution model to the consignment model. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2015, 2016 and 2017, our accounts payable amounted to RMB457.5 million, RMB526.5 million and RMB583.5 million (US$89.7 million), respectively. The increase in accounts payable reflected significant growth in our scale of operations. Our accounts payable turnover days were 80 days in 2015, 94 days in 2016, and 106 days in 2017. The increase in accounts payable turnover days was mainly due to longer credit periods from our suppliers and brand partners and increased order volumes. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
		(in thousands)
Net cash provided by (used in) operating activities	2,202	13,441	(169,074)	(25,986)
Net cash used in investing activities	(126,949)	(119,429)	(637,179)	(97,933)
Net cash provided by financing activities	687,743	210,719	167,705	25,776
Net increase (decrease) in cash and cash equivalents	562,996	104,731	(638,548)	(98,143)
Cash and cash equivalents, beginning of year	206,391	787,257	917,319	140,989
Effect of exchange rate changes	17,870	25,331	(33,962)	(5,220)
Cash and cash equivalents, end of year	787,257	917,319	244,809	37,626

Operating Activities

Net cash used in operating activities in 2017 was RMB169.1 million (US$26.0 million) and primarily consisted of net income of RMB209.1 million (US$32.1 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB58.2 million (US$9.0 million) of share-based compensation expenses, RMB50.6 million (US$7.8 million) of depreciation and amortization expenses, and RMB42.3 million (US$6.5 million) of inventory write-down. In 2017, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts receivable of RMB457.0 million (US$70.2 million), an increase in inventories of RMB106.8 million (US$16.4 million), an increase in prepayments and other current assets of RMB77.2 million (US$11.9 million), a decrease in notes payable of RMB67.1 million (US$10.3 million), and an increase in amounts due from related parties of RMB50.0 million (US$7.7 million), partially offset by an increase in accrued expenses and other current liabilities of RMB175.1 million (US$26.9 million), an increase in accounts payable of RMB54.5 million (US$8.4 million), and an increase in income tax payables of RMB14.6 million (US$2.2 million). The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories, prepayments and other current assets, and accounts payable was due to the growth of our business. Our accrued expenses and other current liabilities increased primarily due to increases in logistics, marketing and salary expenses payable as a result of business growth.

Net cash provided by operating activities in 2016 was RMB13.4 million and primarily consisted of net income of RMB85.4 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB38.8 million of inventory write-down, RMB35.9 million of depreciation and amortization expenses, RMB34.2 million of share-based compensation expenses, and deferred income tax of RMB1.5 million. In 2016, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts payable of RMB65.4 million, an increase in notes payable of RMB84.1 million, partially offset by an increase in accounts receivable of RMB260.5 million, an increase in advances to suppliers of RMB40.6 million, a decrease in accrued expenses and other current liabilities of RMB19.0 million, and an increase in inventories of RMB16.5 million. Our accounts payable, notes payable and advances to suppliers increased due to the growth of our business. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories was due to the growth of our business. Our accrued expenses and other current liabilities decreased primarily due to a decrease in amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace in line with decreased GMV.

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

Investing Activities

Net cash used in investing activities was approximately RMB637.2 million (US$97.9 million) in 2017, primarily for (i) increase in short-term investment, (ii) purchase of property and equipment, which comprised buildings and equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) addition of land use right acquired for a warehouse, (iv) addition of intangible assets due to cost incurred for internal development of software, and (v) cash paid for business combination, net of cash received.

Net cash used in investing activities was approximately RMB119.4 million in 2016, primarily for (i) purchase of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvement, addition of intangible assets due to cost incurred for internal development of software, investment in cost method investees, and increase in restricted cash, which were partially offset by proceeds received from maturity of short-term investment, and (ii) cash disposed upon deconsolidation of a subsidiary, Baozun-CJ.

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

Financing Activities

Net cash provided by financing activities was RMB167.7 million (US$25.8 million) in 2017, primarily due to proceeds from short-term bank loans of RMB329.4 million (US$50.6 million), partially offset by repayment of borrowings of RMB157.4 million (US$24.2 million) and payment of follow-on public offering cost of RMB8.6 million (US$1.3 million).

Net cash provided by financing activities was RMB210.7 million in 2016, primarily due to proceeds from issuance of 9,000,000 Class A ordinary shares represented by 3,000,000 ADSs in December 2016 of RMB253.7 million, partially offset by payment for repurchase of ordinary shares of RMB45.3 million and payment of follow-on public offering cost of RMB15.6 million.

Net cash provided by financing activities was RMB687.7 million in 2015, primarily due to proceeds from issuance of ordinary shares upon initial public offering in May 2015 of RMB784.4 million, partially offset by payment of initial public offering cost of RMB77.3 million and for repurchase of ordinary shares of RMB19.5 million.

Capital Expenditures

We had capital expenditures of RMB58.4 million, RMB92.2 million and RMB349.9 million (US$53.8 million) for 2015, 2016 and 2017, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use right. Actual future capital expenditures may differ from the amounts indicated above.

Our capital expenditures currently in progress are used primarily for the development of our internal software system for customer management and retail operations in order to meet our brand partners’ requirements. We rely on our internal sources in financing these capital expenditures, and currently have no capital commitment.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with its articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2017, the amount restricted, including paid-in capital and statutory reserve funds, was RMB536.2 million (US$82.4 million). Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 3.6%, 3.0% and 6.1% of our net revenues for the years ended December 31, 2015, 2016 and 2017, respectively.

C.	Research and Development, Patents and Licenses, etc.

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems and enhancing the capability of our Business Intelligence software. We established an innovation center in June 2017 which focuses on enhancing our IT capabilities and helps us shape the market by developing and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce and the implementation of artificial intelligence in brand ecommerce over time, in order to serve a wider variety of brands with a broader array of services. We employed 552 IT professionals to design, develop and operate our technology platform as of December 31, 2017.

Our research and development expenses were reported as technology and content expense on the consolidated statements of operations in 2015, 2016 and 2017, respectively, accounting for 2.3%, 2.8% and 3.4% of our total revenues during those periods, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2017 to December 31, 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2017, other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2017:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	398,195	61,202	93,022	14,297	159,813	24,563	76,238	11,718	69,122	10,624
Short-term loans	172,000	26,436	172,000	26,436	—	—	—	—	—	—
Payment obligation under certain retail product license agreement	518,843	79,745	17,117	2,631	63,904	9,822	138,079	21,222	299,743	46,070
Total	1,089,038	167,383	282,139	43,364	223,717	34,385	214,317	32,940	368,865	56,694

G.	Safe Harbor

This report contains forward-looking statements within the meaning of section 27A of the Securities Act, and section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Vincent Wenbin Qiu	50	Director and Chief Executive Officer
Junhua Wu	39	Director and Chief Growth Officer
Satoshi Okada	59	Director
Jessica Xiuyun Liu	42	Director
David McKee Hand	44	Independent Director
Yiu Pong Chan	45	Independent Director
Bin Yu	48	Independent Director
Steve Hsien-Chieng Hsia	54	Independent Director
Benjamin Changqing Ye	47	Independent Director
Beck Zhaoming Chen	35	Chief Financial Officer
Michael Meng Li	40	Chief Information Technology and Innovation Officer
Frank Lie Ma	41	Chief Strategy Officer

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

Mr. Junhua Wu is one of our co-founders and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer since December 2017, and as our director since 2012. He primarily supervises our apparel and beauty business. From 2001 to 2006, Mr. Wu served as director of the professional service department at Shanghai Erry. From 2000 to 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China. Mr. Wu graduated from Shanghai Jiao Tong University where he studied computer science in 2000.

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

Ms. Jessica Xiuyun Liu has served as a member of our board since July 2017. Ms. Liu currently serves as the president of Tmall apparel at Alibaba Group. Ms. Liu joined Alibaba Group in August 2012 as the head of Tmall shoes department. Since then, she has served in various leadership roles in Alibaba Group, including the head of Tmall menswear department and the head of Tmall sports & outdoor department. Prior to joining Alibaba Group, Ms. Liu worked in Amazon China as the director of sports and outdoors from 2005 to 2012. Ms. Liu has more than 17 years of management experience and is specialized in business operations, key account management, new business initiatives and corporate management. Ms. Liu received her bachelor’s degree in economics from Nankai University in 1997 and her master’s degree in economics from the University of International Business and Economics in 2000 in China.

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

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu has served as the chief financial officer of Lingochamp Information Technology (Shanghai) Co., Ltd., an AI technology driven education company, since September 2017. Ms. Yu has been a director of GDS Holdings Limited since November 2016. Ms. Yu has also been an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, since June 2014. In addition, Ms. Yu served as chief financial officer of Innolight Technology (Suzhou) Ltd., a high-speed optical transceiver supplier in China, from January 2015 to May 2016. Ms. Yu was a director and the chief financial officer of Star China Media Limited, a company engaged in entertainment TV programs business, from December 2013 and May 2013, respectively, to December 2014. From August 2012 to April 2013, she was the senior vice president of Youku Tudou Inc., an Internet television company listed on New York Stock Exchange. Respectively, from January 2012 to April 2013 and from July 2010 to December 2011, Ms. Yu served as the chief financial officer and the vice president of finance of Tudou Holdings Limited, a company engaged in Internet television business. Prior to that, from September 1999 to July 2010, she worked at KPMG U.S. and KPMG Greater China region. Ms. Yu obtained a master’s degree in education and a master’s degree in accounting from the University of Toledo in the United States in May 1998 and August 1999, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

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

Mr. Benjamin Changqing Ye has served as our independent director since May 2016. In addition, Mr. Ye has served as a director of several privately held companies, including Far East Energy Service Co., Ltd. since September 2017; and Suzhou Huike Education Co,, Ltd. since February 2017. From 2011 to 2015, Mr. Ye was a managing director and the chief financial officer of CITIC PE Group. From 1992 to 2011, Mr. Ye worked for PricewaterhouseCoopers in China and the United Kingdom, where he mainly focused on M&A advisory work, and served as a partner of PricewaterhouseCoopers in China from 2004 to 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology and an MBA degree from University of Warwick. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

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

Mr. Michael Meng Li has served as our chief information technology and innovation officer since February 2018 and has worked with us since June 2017. Prior to joining us, Mr. Li served as general manager of chain brands business division at Wanda Internet Technology Group from May 2016 to June 2017. Mr. Li served as general manager of e-commerce at BestBuy Commercial (Shanghai) Co., Ltd. from April 2014 to April 2015, responsible for e-commercial business development. Mr. Li was co-founder and served as chief executive officer of Shanghai Aibee Network Technology Co., Ltd. from January 2012 to January 2014. Mr. Li has more than 18 years of management experience in the e-commerce and IT service industry. Mr. Li received his bachelor’s degree in energy engineering from Zhejiang University.

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

B.	Compensation

In 2017, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB8.5 million (US$1.3 million) to our directors and executive officers as a group and granted an aggregate of 597,953 restricted share units to our directors and executive officers.

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

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan, under which Shanghai Baozun granted share-based incentive awards to employees, officers, directors and individual consultants of Shanghai Baozun. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares which may be issued pursuant to all awards under the 2014 Plan is 20,331,467. As of March 31, 2018, the number of shares which may be issued pursuant to all outstanding options under the 2014 Plan is 4,089,697.

On May 5, 2015, we adopted our 2015 Plan, which was amended in July 2016. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased by 2,641,679 to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the 2015 Plan, as amended, if on December 31 of each year beginning in 2016, the unissued Shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding Shares. On December 31, 2016, as the unissued Shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2017, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 2,334,986 to 1.5% of the then total issued and outstanding shares, which was 2,391,180. On December 31, 2017, as the unissued Shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2018, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 996,171 to 1.5% of the then total issued and outstanding shares, which was 2,491,881. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of March 31, 2018, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 6,412,261.

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

The following table summarizes, as of March 31, 2018, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2014 Plan and 2015 Plan.

Name	Ordinary shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	69,925	0.0001	2/6/2015	2/5/2025
Junhua Wu	1,842,997	0.0136	1/30/2010	1/29/2020
			2/1/2012	1/31/2022
			6/28/2013	6/27/2023
			8/29/2014	8/28/2024
	99,679	0.0001	2/6/2015	2/5/2025
Yiu Pong Chan	*	0.0001	5/20/2015	5/19/2025
Bin Yu	*	0.0001	5/20/2015	5/19/2025
Beck Zhaoming Chen	*	0.0136	6/28/2013	6/27/2023
			8/29/2014	8/28/2024
		0.0001	2/6/2015	2/5/2025
Other individuals as a group	1,955,961	0.0001; 0.0136; 1.5; 2.8679	various**	various***

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

**	From January 30, 2010 to August 14, 2015.

***	From January 29, 2020 to August 13, 2025.

The following table summarizes, as of the date of March 31, 2018, the outstanding restricted share units that we granted to our directors, executive officers and other individuals under our 2015 Plan.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	125,000	12/31/2015	12/30/2025
	75,000	12/29/2016	12/28/2026
	363,008	12/1/2017	11/30/2027
	107,118	3/1/2018	2/29/2028
Junhua Wu	80,000	12/31/2015	12/30/2025
	48,000	12/29/2016	12/28/2026
	159,945	12/1/2017	11/30/2027
	46,499	3/1/2018	2/29/2028
Satoshi Okada	*	12/29/2016	12/28/2026
Steve Hsien-Chieng Hsia	*	5/19/2016	5/18/2026
Benjamin Changqing Ye	*	5/19/2016	5/18/2026
Beck Zhaoming Chen	*	12/31/2015	12/30/2025
		12/29/2016	12/28/2026
		3/1/2018	2/29/2028
Michael Meng Li	*	8/22/2017	8/21/2027
		3/1/2018	2/29/2028
Frank Lie Ma	*	12/29/2016	12/28/2026
		3/1/2018	2/29/2028
Other individuals as a group	4,753,063	various**	various***

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

**	From August 14, 2015 to March 1, 2018.

***	From August 13, 2025 to February 29, 2028.

C.	Board Practices

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

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as may be amended and restated from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as may be amended and restated from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

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

As of December 31, 2017, we had 3,994 full-time employees. We had a total of 2,496 and 2,984 full-time employees as of December 31, 2015 and 2016, respectively. The following table provides a breakdown of our employees as of December 31, 2017 by function:

Function	Number
Front-end[1]	2,691
Fulfillment	499
Information technology	552
Back-end[2]	252
Total	3,994

(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.

(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2018, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 169,868,341 ordinary shares (including 156,567,603 Class A ordinary shares, excluding the 499,518 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2018.

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

	Ordinary Shares Beneficially Owned as of March 31, 2018
Name	Class A ordinary shares	Class B Ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:
Vincent Wenbin Qiu(1)	1,508,012	9,410,369	6.4%	33.0%
Junhua Wu(2)	1,952,757	3,890,369	3.4%	14.0%
Satoshi Okada(3)	20,029,611	—	11.8%	6.9%
Jessica Xiuyun Liu (4)	26,469,422	—	15.6%	9.1%
David McKee Hand(5)	*	—	*	*
Yiu Pong Chan(6)	*	—	*	*
Bin Yu(7)	*	—	*	*
Steve Hsien-Chieng Hsia(8)	*	—	*	*
Benjamin Changqing Ye(9)	*	—	*	*
Beck Zhaoming Chen(10)	*	—	*	*
Michael Meng Li	—	—	—	—
Frank Lie Ma	—	—	—	—
All our Directors and Executive Officers as a group(11)	50,092,317	13,300,738	36.8%	62.8%

Principal Shareholders:
Alibaba Investment Limited(12)	26,469,422	—	15.6%	9.1%
Tsubasa Corporation(13)	20,029,611	—	11.8%	6.9%
Jesvinco Holdings Limited(14)	7	9,410,369	5.5%	32.5%
Casvendino Holdings Limited(15)	—	3,890,369	2.3%	13.4%

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents seven Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 1,383,000 Class A ordinary shares in the form of ADS held by Mr. Qiu, and 125,005 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Qiu.

(2)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 1,952,757 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Wu.

(3)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp. Mr. Okada was appointed by Tsubasa Corporation as our director. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.

(4)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. The business address for Ms. Liu is No. 969 West Wenyi Road, Hangzhou, Zhejiang Province, China. Ms. Liu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.

(5)	Represents two Class A ordinary shares held by Crescent Castle Holdings Ltd. Crescent Castle Holdings Ltd. is a limited liability company incorporated in the Cayman Islands. Crescent Peak II Investments Ltd., which has the sole voting power and investment power over the shares held by Crescent Castle Holdings Ltd., is ultimately controlled by Mr. David M. Hand and Mr. Richard T. Scanlon. The business address of Mr. Hand is c/o One Temasek Avenue, #20-01 Millenia Tower Singapore 039192.

(6)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Chan.

(7)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Ms. Yu.

(8)	Represents Class A ordinary shares in the form of ADS and Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Hsia.

(9)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Ye.

(10)	Represents Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Chen.

(11)	Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by all of our directors and executive officers as a group.

(12)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. The registered address for Alibaba Investment Limited is Trident Chambers, P. O. Box 146, Road Town, Tortola, British Virgin Islands.

(13)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company incorporated in the Federated States of Micronesia and wholly owned by Softbank Group Corp. The registered address for Tsubasa Corporation is 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia.

(14)	Represents seven Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(15)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of March 31, 2018, a total of 110,068,560 Class A ordinary shares are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with Alibaba

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2015, 2016 and 2017, we paid Alibaba Group service fees of RMB143.5 million, RMB246.1 million and RMB351.5 million (US$54.0 million), respectively.

We receive logistic service from and provide warehousing service to Cainiao. Since mid-October 2017, Cainiao has been consolidated to Alibaba Group and has become one of our related parties. We paid logistic service fee of RMB13.1 million (US$2.0 million) to Alibaba Group and received warehousing service fees of RMB5.1 million (US$0.8 million) in 2017 after Cainiao has become one of our related parties.

As of December 31, 2017, amounts due from Alibaba Group are RMB17.6 million (US$2.7 million), representing receivables to be collected from Alibaba Group for promotion services and warehousing services provided by us and deposits paid.

Transactions with Ahead (Shanghai) Trade Co., Ltd.

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. In 2015, 2016 and 2017, after it had become one of our related parties, we paid or accrued commission fees of RMB1.1 million, RMB4.3 million and RMB1.6 million (US$0.2 million) to and received or accrued services revenue of RMB7.9 million, RMB3.6 million and RMB0.1 million (US$18.0 thousand) from Ahead.

As of December 31, 2017, amounts due from Ahead are RMB66.6 million (US$10.2 million), representing receivables to be collected from Ahead for services provided by us and amounts to be collected by Ahead on behalf of us. The balance is interest free and settleable on demand.

Transactions with Shanghai Baozun-CJ E-commerce Co., Ltd.

In December 2016, Shanghai Baozun-CJ E-commerce Co., Ltd., became our related party as an e-commerce joint venture.

As of December 31, 2017, amounts due from Baozun-CJ are RMB4.6 million (US$0.7 million), representing receivables to be collected from Baozun-CJ for amounts paid by us on behalf of Baozun-CJ. The balance is interest free and settleable on demand.

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

Legal Proceedings

As of December 31, 2017, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Our ADSs have been quoted on The Nasdaq Global Select Market under the symbol “BZUN” since May 21, 2015. Each ADS represents three Class A ordinary shares. In December 2016, we completed a follow-on public offering of our ADSs, in which we issued and sold an aggregate of 9,000,000 Class A ordinary shares represented by 3,000,000 ADSs and certain selling shareholders sold 3,000,000 ADSs at US$12.25 per ADS. On April 10, 2018, the last reported sale price of our ADSs on the Nasdaq Global Select Market was US$48.15.

The table below sets forth, for the periods indicated, the highest and lowest trading prices on The Nasdaq Global Select Market for our ADSs representing Class A ordinary shares.

	High	Low
Annual Highs and Lows
2015	14.77	4.00
2016	18.61	4.83
2017	40.65	11.07
Quarterly Highs and Lows
First Quarter 2016	7.88	4.83
Second Quarter 2016	7.28	5.193
Third Quarter 2016	15.96	6.05
Fourth Quarter 2016	18.61	10.87
First Quarter 2017	16.20	11.07
Second Quarter 2017	25.04	14.21
Third Quarter 2017	40.65	22.12
Fourth Quarter 2017	37.85	26.77
First Quarter 2018	52.33	31.801
Monthly Highs and Lows
October 2017	18.61	12.80
November 2017	16.9213	12.70
December 2017	15.35	10.87
January 2018	39.98	32.01
February 2018	38.80	31.801
March 2018	52.33	32.80
April 2018 (through April 10, 2017)	51.68	41.7104

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on The Nasdaq Global Select Market since May 21, 2015 under the symbol “BZUN”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2018 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

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

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held and to become the registered holder of such shares in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Registered Office

Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

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

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

This discussion is limited to U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	persons who own or are deemed to own 10% or more of the voting power or value of our stock;

•	persons subject to the alternative minimum tax;

•	persons holding our ADSs or ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons whose “functional currency” is not the U.S. dollar;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	corporations that have elected to be taxed as “S corporations” under Subchapter S of Chapter 1 of the Code (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our ADSs or ordinary shares under the constructive sale provisions of the Code;

•	persons who hold or receive our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	“real estate investment trusts”;

•	“regulated investment companies”; and

•	tax-qualified retirement plans.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017, and we do not expect to become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2017 or any subsequent years.

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

The RMB appreciated by 6.7% against the U.S. dollar in 2017. As of December 31, 2017, we had RMB-denominated cash and cash equivalents of RMB165.1 million (US$25.4 million) and U.S. dollar-denominated cash and cash equivalents of US$5.7 million.  Assuming we had converted RMB165.1 million into U.S. dollars at the exchange rate of RMB6.5063 for US$1.00, as of December 29, 2017, our U.S. dollar cash balance would have been US$31.1 million.  If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$28.8 million instead. Assuming we had converted US$5.7 million into RMB at the exchange rate of RMB6.5063 for US$1.00, as of December 29, 2017, our RMB cash balance would have been RMB202.3 million.  If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB206.0 million.

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

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2015, 2016 and 2017 was 1.4%, 2.0% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2015, 2016 and 2017, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in PRC, Hong Kong, Taiwan and Japan. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers pay for our product sales through a network of third-party payment service providers. We have not experienced any significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB0.7 million, RMB1.2 million and RMB1.7 million (US$0.3 million) as of December 31, 2015, 2016 and 2017, respectively.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2017, we received US$0.2 million of reimbursements relating to the ADS facility from the depositary.

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

For the period from May 20, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used US$95.0 million net proceeds from our initial public offering for investment in sales and marketing activities, research and development and technology infrastructure, warehousing and fulfillment infrastructure and for general corporate purposes.

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

For the period from December 7, 2016, the date that the F-3 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used US$0.5 million net proceeds from our follow-on public offering for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our company's internal control over financial reporting as of December 31, 2017 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, audited the effectiveness of our company's internal control over financial reporting as of December 31, 2017.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Baozun Inc, its subsidiaries and its variable interest entity (the “Company”) as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 11, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/	Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 11, 2018

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP for the years ended December 31, 2016 and 2017.

	For the Year Ended December 31,
	2016		%	2017		%
	(thousands)			(thousands)
Audit Fees	US$	976.6	92.7%	US$	660.9	100.0%
Audit-Related Fees		—	—		—	—
Tax Fees		—	—		—	—
All Other Fees		77.2	7.3%		—	—
Total	US$	1,053.8	100.0%	US$	660.9	100.0%

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, in connection with statutory and regulatory filings or engagements for those fiscal years and a follow-on public offering in 2016.

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

None.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Documents

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 3.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

2.1	Registrant’s Specimen Share Certificate (incorporated by reference to Exhibit 4.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

2.2	Deposit Agreement, dated May 27, 2015, among the Registrant, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 of Form S-8 (File No. 333-205944) filed with the Securities and Exchange Commission on July 30, 2015)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.1 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 15, 2015)

2.4	Amended and Restated Shareholders’ Agreement, dated as of October 29, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

2.5	Amendment Agreement to Amended and Restated Shareholders’ Agreement, dated as of December 11, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.2	2015 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-3 (File No. 333-214801) filed with the Securities and Exchange Commission on November 25, 2016)

4.3	Form of Indemnification Agreement with the Registrant’s Directors and Officers (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

4.4	Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.3 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 8, 2015)

4.5	English Translation of Exclusive Technology and Services Agreement, dated as of April 1, 2014, between Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.6	English Translation of Exclusive Call Option Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of April 1, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.7	English Translation of Shareholders’ Voting Rights Proxy Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.6 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.8	English Translation of Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Vincent Wenbin Qiu, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.7 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.9	English Translation of Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 28, 2014, among Mr. Michael Qingyu Zhang, Shanghai Baozun E-Commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.8 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.10	Summary English Translation of Asset Transfer Contract dated as of April 7, 2017, by and between Baotong E-Logistics Technology (Suzhou) Limited and MCL Technology (China) Co., Ltd. (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 333-37385) filed with the Securities and Exchange Commission on April 12, 2017)

8.1*	List of Significant Subsidiaries and Consolidated Affiliated Entity

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Fangda Partners

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baozun Inc.

By:	/s/ Beck Zhaoming Chen
Name:	Beck Zhaoming Chen
Title:	Chief Financial Officer

Date: April 11, 2018

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun Inc., its subsidiaries and its variable interest entity (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2017 and related notes and related financial statement schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 11, 2018

We have served as the Company's auditor since 2014.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	917,319	244,809	37,626
Restricted cash	50,832	48,848	7,508
Short-term investments	40,000	312,614	48,048
Accounts receivable, net of allowance for doubtful accounts of RMB1,180 and RMB1,658 as of December 31, 2016 and 2017, respectively	624,817	1,082,735	166,414
Inventories	312,071	384,672	59,123
Advances to suppliers	75,727	88,881	13,661
Prepayments and other current assets	108,495	211,992	32,583
Amounts due from related parties	38,772	88,795	13,648
Total current assets	2,168,033	2,463,346	378,611

Non-current assets:
Investments in equity investees	33,443	24,268	3,730
Property and equipment, net	100,892	330,924	50,862
Intangible assets, net	26,984	66,150	10,167
Land use right, net	-	44,618	6,858
Goodwill	-	13,158	2,022
Other non-current assets	26,581	18,043	2,773
Deferred tax assets	12,332	15,528	2,387
Total non-current assets	200,232	512,689	78,799

TOTAL ASSETS	2,368,265	2,976,035	457,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	-	172,000	26,436
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB1,198 and RMB4,715 as of December 31, 2016 and 2017, respectively)	526,461	583,532	89,688
Notes payable	115,140	48,000	7,378
Income tax payables	15,811	30,420	4,675
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB34,240 and RMB28,002 as of December 31, 2016 and 2017, respectively)	138,841	311,936	47,944

Total current liabilities	796,253	1,145,888	176,121

Deferred tax liability	-	3,710	570

Total non-current liabilities	-	3,710	570

TOTAL LIABILITIES	796,253	1,149,598	176,691

Commitments (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$
			(Note 2)

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 146,111,244 and 152,824,659 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	92	95	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	8	8	1
Additional paid-in capital	1,761,430	1,823,925	280,332
Accumulated deficit	(233,866)	(25,000)	(3,841)
Accumulated other comprehensive income	44,348	9,995	1,536

Total Baozun Inc. shareholders' equity	1,572,012	1,809,023	278,043

Noncontrolling interests	-	17,414	2,676

Total equity	1,572,012	1,826,437	280,719
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,368,265	2,976,035	457,410

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues
Product sales	1,940,649	2,176,447	2,257,632	346,992
Services (including related-party revenues of RMB7,850, RMB3,606 and RMB5,222 for the years ended December 31, 2015, 2016 and 2017, respectively)	657,794	1,213,828	1,891,176	290,668
Total net revenues	2,598,443	3,390,275	4,148,808	637,660

Operating expenses:
Cost of products	(1,735,820)	(1,921,856)	(1,917,467)	(294,709)
Fulfillment	(325,159)	(540,857)	(818,173)	(125,751)
Sales and marketing	(403,519)	(658,819)	(910,843)	(139,994)
Technology and content	(59,946)	(95,638)	(140,689)	(21,624)
General and administrative	(73,678)	(88,274)	(116,554)	(17,914)
Other operating income, net	8,130	5,235	11,250	1,729

Total operating expenses	(2,589,992)	(3,300,209)	(3,892,476)	(598,263)

Income from operations	8,451	90,066	256,332	39,397
Other income (expenses):
Interest income	8,834	11,869	13,350	2,052
Interest expense	-	-	(4,252)	(654)
Gain on disposal of investment	9,674	-	5,464	840
Impairment loss of investments	-	-	(6,227)	(957)
Exchange gain (loss)	(124)	320	(21)	(3)

Income before income tax and share of loss in equity method investment	26,835	102,255	264,646	40,675
Income tax benefit (expense)	6,022	(16,831)	(54,251)	(8,338)
Share of loss in equity method investment	(10,236)	-	(1,265)	(194)

Net Income	22,621	85,424	209,130	32,143
Deemed dividend from issuance of convertible redeemable preferred shares	-	-	-	-
Change in redemption value of convertible redeemable preferred shares	(25,332)	-	-	-
Net (income) loss attributable to noncontrolling interests	-	1,209	(264)	(41)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(2,711)	86,633	208,866	32,102

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.03)	0.58	1.29	0.20
Diluted	(0.03)	0.53	1.19	0.18

Net income (loss) per American depositary shares ("ADS") attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.08)	1.74	3.87	0.59
Diluted	(0.08)	1.59	3.56	0.55

Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	102,987,119	149,935,100	162,113,815	162,113,815
Diluted	102,987,119	163,926,674	176,115,049	176,115,049

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2)

Net income	22,621	85,424	209,130	32,143
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	18,008	25,136	(34,353)	(5,280)

Comprehensive income	40,629	110,560	174,777	26,863

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Baozun shareholders’ equity	Noncontrolling interests	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2015	28,058,820	17	3,755	(327,205)	1,204	(322,229)	-	(322,229)

Net income	-	-	-	22,621	-	22,621	-	22,621
Repurchase of ordinary shares (Note 13)	(803,811)	(1)	(13,957)	-	-	(13,958)	-	(13,958)
Issuance of ordinary shares upon initial public offering ("IPO"), net of issuance cost of RMB80,962	37,950,000	24	703,364	-	-	703,388	-	703,388
Share-based compensation	-	-	25,195	-	-	25,195	-	25,195
Convertion of series A preferred shares into class A ordinary shares upon IPO	19,622,241	12	57,560	-	-	57,572	-	57,572
Convertion of series B preferred shares into class A ordinary shares upon IPO	26,532,203	16	208,066	-	-	208,082	-	208,082
Convertion of series C1 preferred shares into class A ordinary shares upon IPO	29,056,332	18	367,611	-	-	367,629	-	367,629
Convertion of series C2 preferred shares into class A ordinary shares upon IPO	1,925,063	1	37,629	-	-	37,630	-	37,630
Convertion of series D preferred shares into class A ordinary shares upon IPO	7,504,324	5	155,699	-	-	155,704	-	155,704

Exercise of share options	1,626,197	1	160	-	-	161	-	161
Change in redemption value of convertible redeemable preferred shares	-	-	(9,417)	(15,915)	-	(25,332)	-	(25,332)
Foreign currency translation adjustment	-	-	-	-	18,008	18,008	-	18,008
Balance as of December 31, 2015	151,471,369	93	1,535,665	(320,499)	19,212	1,234,471	-	1,234,471
Net income (loss)	-	-	-	86,633	-	86,633	(1,209)	85,424
Share-based compensation	-	-	34,185	-	-	34,185	-	34,185
Repurchase of ordinary shares (Note 13)	(3,603,642)	(3)	(50,839)	-	-	(50,842)	-	(50,842)
Exercise of share options	2,544,255	4	3,939	-	-	3,943	-	3,943
Issuance of ordinary shares upon secondary follow-on Public offering, net of issuance costs of RMB22,661	9,000,000	6	231,011	-	-	231,017	-	231,017
Additional capital contribution from shareholders	-	-	7,469	-	-	7,469	-	7,469
Contribution from noncontrolling interest holder	-	-	-	-	-	-	14,063	14,063
Deconsolidation of Shanghai Baozun-CJ E-Commerce Co., Ltd ("Baozun CJ") (Note 9)	-	-	-	-	-	-	(12,854)	(12,854)
Foreign currency translation adjustment	-	-	-	-	25,136	25,136	-	25,136
Balance as of December 31, 2016	159,411,982	100	1,761,430	(233,866)	44,348	1,572,012	-	1,572,012

Net income	-	-	-	208,866	-	208,866	264	209,130
Share-based compensation	-	-	58,231	-	-	58,231	-	58,231
Exercise of share options and vesting of RSUs	6,713,415	3	4,264	-	-	4,267	-	4,267
Acquisition of a subsidiary	-	-	-	-	-	-	17,150	17,150
Foreign currency translation adjustment	-	-	-	-	(34,353)	(34,353)	-	(34,353)
Balance as of December 31, 2017	166,125,397	103	1,823,925	(25,000)	9,995	1,809,023	17,414	1,826,437

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income	22,621	85,424	209,130	32,143
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Allowance for doubtful accounts	262	510	1,485	228
Inventory write-down	21,125	38,759	42,313	6,503
Share-based compensation	25,195	34,185	58,231	8,950
Depreciation and amortization	23,145	35,880	50,615	7,780
Deferred income tax	(13,815)	1,483	(3,391)	(521)
Loss on disposal of property and equipment	880	906	1,056	162
Gain on disposal of investment	(9,674)	-	(5,464)	(840)
Share of loss in equity method investment	10,236	-	1,265	194
Impairment loss of investments	-	-	6,227	957
Exchange (gain) loss	124	(320)	(391)	(60)
Changes in operating assets and liabilities:
Accounts receivable	(135,542)	(260,545)	(457,012)	(70,241)
Inventories	(112,494)	(16,483)	(106,807)	(16,416)
Advances to suppliers	15,072	(40,589)	(13,154)	(2,022)
Prepayments and other current assets	(70,832)	(1,879)	(77,235)	(11,871)
Amounts due from related parties	(22,416)	(1,207)	(50,023)	(7,688)
Other non-current assets	(11,389)	(1,062)	(3,064)	(471)
Accounts payable	170,486	65,352	54,547	8,384
Notes payable	1,088	84,052	(67,140)	(10,319)
Income tax payables	5,597	8,018	14,609	2,245
Accrued expenses and other current liabilities	82,533	(19,043)	175,129	26,917
Net cash provided by (used in) operating activities	2,202	13,441	(169,074)	(25,986)

Cash flows from investing activities:
Purchases of property and equipment	(46,470)	(76,114)	(267,028)	(41,042)
Purchases of short term investment	(50,000)	-	(272,614)	(41,900)
Disposal of short term investment	-	10,000	-	-
Additions of intangible assets	(11,991)	(16,077)	(36,383)	(5,592)
Purchases of land use right	-	-	(45,810)	(7,041)
Investment in cost method investees	(7,682)	(6,750)	-	-
Payment for equity method investees	(10,562)	-	-	-
Cash paid for business combination, net of cash received	-	-	(17,031)	(2,618)
Cash disposed upon deconsolidation of a subsidiary	-	(26,240)	-	-
Disposal of investment	10,000	-	1,143	176
(Increase) decrease in restricted cash	(10,244)	(2,688)	1,984	305
Loan to a cost method investee	-	(1,560)	(1,440)	(221)
Net cash used in investing activities	(126,949)	(119,429)	(637,179)	(97,933)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
				(Note 2)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon public offering	784,350	253,678	-	-
Payment for public offering costs	(77,289)	(15,644)	(8,562)	(1,316)
Proceeds from short-term borrowings	-	-	329,392	50,627
Repayment of borrowings	-	-	(157,392)	(24,191)
Capital contribution from NCI	-	14,063	-	-
Proceeds from exercises of stock options	161	3,943	4,267	656
Payment for ordinary shares repurchase	(13,958)	(45,321)	-	-
Advances for ordinary shares repurchase	(5,521)	-	-	-
Net cash provided by financing activities	687,743	210,719	167,705	25,776

Net increase (decrease) in cash and cash equivalents	562,996	104,731	(638,548)	(98,143)

Cash and cash equivalents, beginning of year	206,391	787,257	917,319	140,989

Effect of exchange rate changes on cash and cash equivalents	17,870	25,331	(33,962)	(5,220)

Cash and cash equivalents, end of year	787,257	917,319	244,809	37,626

Supplemental disclosure of cash flow information:
Cash paid for interest	-	-	3,054	469
Cash paid for income tax	2,196	7,330	43,034	6,614

Supplemental disclosures of non-cash investing and financing activities:
Unpaid public offering costs	1,545	8,562	-	-
Receivable from disposal of equity investees			7,608	1,169

In July 2017, the Group acquired an entity that focused on cosmetics e-commerce industry. In conjunction with the acquisition, non-cash investing activities are as follows:

Fair value of assets acquired	38,905	5,980
Cash paid for the business combination	(17,850)	(2,744)
Liabilities assumed	21,055	3,236

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

In 2014, the Group expanded their business and commenced their own online marketplace, Maikefeng, which operates as a mobile application and offers branded products at discounted prices. Maikefeng was operated by Shanghai Zunyi Business Consulting Ltd. ("Shanghai Zunyi" or "VIE"). To comply with the PRC law and regulations which restrict foreign ownership of companies that provide value-added telecommunication services in China, Shanghai Baozun entered into a series of contractual arrangements in April and July 2014 with Shanghai Zunyi and its respective shareholders through which the Company became the primary beneficiary of Shanghai Zunyi. Shanghai Zunyi was established in December 2010 and had no operations before July 2014. The Group began to consolidate Shanghai Zunyi in July 2014 upon entering into the VIE arrangements with Shanghai Zunyi.

As of December 31, 2017, the Company’s major subsidiaries and VIE are as follows:

	Date of incorporation	Place of incorporation	Legal ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	100%
Shanghai Baozun E-Commerce Limited	11-Nov-03	PRC	100%
Shanghai Bodao E-Commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	HK	100%
Shanghai Fengbo E-Commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	HK	100%
Baotong Hong Kong Holding Limited	5-May-16	HK	100%
Baotong E-logistics Technology (Suzhou) Limited	27-March-17	PRC	100%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

History of the Group and reorganization under identical common ownership

The Group’s history began in November 2003 with the commencement of operations of Shanghai Baozun E-Commerce Limited (“Shanghai Baozun”), a limited liability company incorporated in the People’s Republic of China (“PRC”) by Mr. Vincent Wenbin Qiu, CEO of the Group, and 5 other individual founders (collectively known as “the Founding Shareholders”).

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

Starting December 2013, pursuant to a framework agreement entered into by the Founding Shareholders and all of the Investors, the Company undertook a series of reorganization transactions to redomiclie its business from PRC to the Cayman Islands (the “Redomiciliation”). The main purpose of the Redomiciliation is to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. The Redomiciliation was subject to PRC government approval and executed in the following steps:

1)	In December 2013, the Company was incorporated in the Cayman Islands to be the holding company of the Group. The Founding Shareholders subscribed to 29,983,883 ordinary shares of the Company at par value of US$0.0001 per share.

2)	Upon obtaining all necessary approvals from the PRC government in May 2014, the Investors subscribed for convertible redeemable preferred shares at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Shanghai Baozun in June 2014. Upon the issuance of preferred shares and ordinary shares issued in step 1), the equity structure of the Company is identical to that of Shanghai Baozun. See Note 18 for details of preferred shares issued to the Investors.

3)	In July 2014, the Company legally acquired 100% of the equity interest of Shanghai Baozun from the Founding Shareholders and the Investors, thus Shanghai Baozun became a wholly owned subsidiary of the Company.

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

The following amounts and balances of Shanghai Zunyi were included in the Group’s consolidated financial statement after the elimination of intercompany balances and transactions:

	As of December 31,
	2016	2017
	RMB	RMB
Cash and cash equivalent	1,736	3,554
Accounts receivable, net	15,151	124,930
Inventories	4,912	104
Advance to suppliers	1,084	369
Amounts due from related parties	28,946	67,335
Prepayments and other current assets	4,045	5,180
Investment in a cost method investee	6,750	5,464
Property and equipment, net	177	7
Intangible assets	83	221
Other non-current assets	791	662
Total assets	63,675	207,826
Accounts payable	1,198	4,715
Accrued expenses and other current liabilities	34,240	28,002
Total Liabilities	35,438	32,717

	For Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenues	92,983	101,244	253,551
Operating expenses	123,284	84,952	182,715
Net income (loss)	(30,301)	16,085	71,102
Net cash provided by operating activities	1,573	3,405	959
Net cash provided by (used in) investing activities	(107)	(6,938)	859
Net cash provided by financing activities	-	-	-

The VIE contributed an aggregate of 3.58%, 2.99% and 6.11% of the consolidated net revenues for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIE accounted for an aggregate of 2.69% and 6.98% of the consolidated total assets, respectively. As of December 31, 2016 and 2017, the VIE accounted for an aggregate of 4.45% and 2.85% of the consolidated total liabilities, respectively.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, inventory write-down, realization of deferred tax assets, assessment for useful life and impairment of long-lived assets, assessment of goodwill impairment, allowance for doubtful accounts, revenue recognition, valuation of ordinary shares and preferred shares, share-based compensation expense.

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

The Group did not carry any assets or liabilities as of December 31, 2016 and 2017 respectively, which were measured at fair value on non-recurring basis.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenue for the years ended December 31, 2016 and 2017:

	For Year Ended December 31,
	2016	2017
	RMB	RMB

A	351,204	462,384

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB

A	193,775	342,752

The following suppliers accounted for 10% or more of purchases for the years ended December 31, 2016 and 2017:

	For Year Ended December 31,
	2016	2017
	RMB	RMB

B	629,780	938,128
C	551,459	474,399

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment and accounts receivable. As of December 31, 2016 and 2017, all of the Group’s cash and cash equivalents, restricted cash and short-term investment were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB386,375 and RMB165,135, which were denominated in RMB, as of December 31, 2016 and 2017, respectively, representing 42.1% and 67.5% of the cash and cash equivalents as of December 31, 2016 and 2017, respectively.

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

(g) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with maturity of less than three months.

(i) Restricted cash

As of December 31,2016 and 2017, the Group pledged cash of RMB15,290 and RMB33,448 to banks to secure letters of guarantee issued to the suppliers by these banks. The terms of these letters of guarantee range from 12 to 36 months. In addition, as of December 31, 2016 and 2017, the Group pledged cash of RMB34,542 and RMB14,400 to banks to secure notes payable to the suppliers by these banks. The Group pledged cash of RMB1,000 to a bank as guarantee for payment under transactions with a brand partner as of December 31, 2016 and 2017.

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

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3 years	0% - 5%
Vehicle	5 years	5%
Furniture and office equipment	5 years	5%
Machinery	10 years	5%
Buildings	44 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included the consolidated statements of operations.

(o) Intangible assets, net

Intangible assets mainly consist of trademark, internally developed software and supplier relationship. Trademark is recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of 10 years.

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

Supplier relationship is generated from business combination in 2017, representing the relationship that arose as a result of existing supply agreements with certain brand partners of the subsidiary. Supplier relationship is recorded at fair value, and amortized on a straight-line basis over the estimated useful life of 10 years.

(p) Land use right, net

Land use rights represent lease prepayments to the local government authorities. Land use rights are carried at cost less accumulated amortization and impairment losses. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the right which is 44 years.

(q) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(r) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for any of the years ended December 31, 2015, 2016 and 2017.

(s) Revenue

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

Product Sales

Under the distribution model, the Group selects and purchases goods from its brand partners and/or their authorized distributors and sell goods directly to customers through online stores it operates or on its Maikefeng marketplace. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because: (i) the Group, rather than the brand partner, is the primary obligor and is responsible to the customers for the key aspects of the fulfillment of the transaction including presales and after-sales services; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; (iii) the Group has discretion in establishing price; and (iv) the Group has credit risk.

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

(t) Cost of products

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

(u) Rebates

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

(v) Fulfillment

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

(w) Sales and marketing

Sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Advertising and promotion costs in connection with the provision of marketing and promotion services to brand clients consisted of fees the Group paid to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB208,014, RMB250,096 and RMB362,721 for the years ended December 31, 2015, 2016 and 2017, respectively.

(x) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content, as well as costs associated with the computer, storage and telecommunications infrastructure for internal use.

(y) General and administrative

General and administrative expenses consist of payroll and related expenses for payroll, bonus and benefit costs for corporate employees, legal, finance, technical consulting, meeting expenses, rental fee and other corporate overhead costs.

(z) Other operating income (expense), net

Other operating income mainly consists of government subsidies and income derived from American Depositary Receipt (“ADR”) arrangements entered into between the Company and an ADR depositary bank (“DB”) in May 2015.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB8,686, RMB4,718 and RMB10,308 were included in other operating income (expenses), net for the years ended December 31, 2015, 2016 and 2017, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

According to the ADR arrangements, the Company will have the right to receive series of reimbursements after the closing of IPO over the five-year term as a return of using DB’s services. Total reimbursements are recognized evenly over the contract term as other operating income. For the year ended December 31, 2017, the Group recorded other operating income of RMB2,517.

(aa) Share-based compensation

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

For modification of share-based awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

(ab) Income tax

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

(ac) Operating leases as lessee

Leases, including leases of offices and warehouses, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years stated herein.

(ad) Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income (loss).

(ae) Earnings (loss) per share

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

In April 2015, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company's authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual-class share structure has no impacts to the earnings (loss) per share calculation, Basic earnings (loss) per share and diluted earnings (loss) per share are the same for each Class A ordinary share and Class B ordinary share.

(af) Segment reporting

The Group’s chief operating decision maker ("CODM") has been identified as the chief executive officer. Prior to 2017, the CODM reviewed results in two segments: (i) the brand e-commerce segment, which provides e-commerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Due to the unsatisfactory operating performance of Maikefeng, the Group scaled down the business operation of Maikefeng and is in the process of selling of Maikefeng's inventory in 2017. As a result of the reduction of Maikefeng’s operations, starting from 2017, the CODM reviews the consolidated results of the Group as a whole when making decisions about allocating resources and assessing performance of the Group.

(ag) Adoption of New Accounting Pronouncement

In November 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-17, "Income Taxes (Topic 740)". This update provides accounting guidance related to income taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The updated standard is effective for us beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. The Group adopted the ASU and has already considered the impact on its consolidated financial statements and related disclosures as of December 31, 2016 and the effect is not material.

(ah) Recent accounting pronouncements

In May 2014, the FASB issued an accounting standards update that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. The Group adopted the standard on January 1, 2018. Companies may use either a full retrospective or a modified retrospective approach to adopt this standard. The Group anticipates to adopt the standard using a full retrospective approach.

The Group has substantially completed the assessment of all revenue from existing contracts with customers. Group's product revenue consist of a single performance obligation that is satisfied at a point in time. Each category of service revenue generated from warehouse/logistic services, customer services, commission, marketing and promotion services, IT set up services and IT maintenance services is considered as one performance obligation as they are distinct from each other. The Group determines that there will not be a significant impact to its revenue recognition practices, internal controls, financial positions, results of operations or cash flows.

The standard also requires the Group to evaluate whether its businesses promise to sell products to the customer under distribution model (as a principal) or to facilitate the brand partner's online sales of their branded products (as an agent). To make that determination, the standard uses a control model rather than the risks-and-rewards model in current GAAP. Based on the evaluation of the control model, the Group determined that the conclusion of the assessment under this ASU is consistent with its previous revenue recognition practices, and has no change on the statements of consolidated income for the periods ended December 31, 2016 and 2017, respectively.

The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

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

In January 2017, FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15,2017, including interim periods within those periods. The guidance should be applied prospectively upon its effective date. The effect of ASU 2017-01 on the consolidated financial statements will be dependent on any future acquisitions

In May 2017, the FASB issued ASU 2017-09, Compensation — "Stock Compensation (Topic 718): Scope of Modification Accounting", which amends the scope of modification accounting for share-based payment arrangements. The ASU provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Group is in the process of evaluating the impact on its consolidated financial statements upon adoption.

3. Business Combination

In July 2017, the Group acquired 51% equity interest of an entity that focused on cosmetics e-commerce industry to expand its brand partners. The details of consideration, fair value of assets acquired and liabilities assumed are as follows:

		RMB
Consideration
Cash		17,850
Noncontrolling interests		17,150
Less:	Fair value of current net assets acquired	10,126
	Identified intangible assets	15,621
	Deferred tax liabilities from intangible assets	(3,905)
Goodwill		13,158

The Group engaged a third party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total cash consideration over the fair value of the assets acquired was recorded as goodwill which is not amortized and not tax deductible. The acquisition was not material to the consolidated financial statements for the year ended December 31, 2017, as such proforma results of operations are not presented. Goodwill resulted from this acquisition was assigned to one single reporting unit.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Accounts receivable	625,997	1,084,393
Allowance for doubtful accounts:
Balance at beginning of the year	(670)	(1,180)
Additions	(510)	(1,485)
Write-offs	-	1,007

Balance at end of the year	(1,180)	(1,658)

Accounts receivable, net	624,817	1,082,735

5. Inventories

Inventories consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Products	309,160	377,668
Packing materials and others	2,911	7,004

Inventories	312,071	384,672

Inventories write-downs are recorded in cost of products in the consolidated statements of operations, which were RMB21,125, RMB38,759 and RMB42,313 for the years ended December 31, 2015, 2016 and 2017, respectively.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Rebate (1)	69,464	165,220
Deposits (2)	6,407	6,322
Value-added tax (“VAT”) recoverable	11,522	-
Employee advances (3)	1,073	748
Prepaid expenses	11,648	17,106
Interest receivables	5,450	8,620
Receivable from disposal of equity investees	-	7,608
Others	2,931	6,368

Prepayment and other current assets	108,495	211,992

(1)	Rebate represents amounts payable earned and receivable from suppliers upon reaching minimum purchase thresholds for a specified period. The rebates can be used to offset future purchases with the same supplier.
(2)	Deposits represent rental deposits and deposits paid to third-party vendors.
(3)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Electronic devices	48,432	79,729
Vehicle	3,209	4,872
Furniture and office equipment	8,576	15,078
Leasehold improvement	84,121	106,367
Machinery	11,325	17,684
Buildings	-	196,477

Total	155,663	420,207

Accumulated depreciation and amortization	(54,771)	(89,283)

Property and equipment, net	100,892	330,924

Depreciation and amortization expenses were RMB16,613, RMB26,659 and RMB37,436 for the years ended December 31, 2015, 2016 and 2017, respectively.

8. Intangible assets, Net

Intangible assets, net, consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Internally developed software	49,426	85,928
Trademark	960	841
Supplier relationship	-	15,620

Accumulated amortization	(23,402)	(36,239)

Intangible assets, net	26,984	66,150

Amortization expenses for intangible assets were RMB6,532, RMB9,221 and RMB12,837 for the years ended December 31, 2015, 2016 and 2017, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB19,739, RMB17,506, RMB13,546, RMB4,258 and RMB2,949.

9. Investments in equity investees

(a) Investments in cost method investees

As of December 31, 2016 and 2017, investments in cost method investees accounted for under the cost method were RMB20,057 and RMB12,146, respectively. As of December 31, 2017, the Group had equity investments in four private companies that operate in the online tool development and marketplace business and provide automobile performance solution and digital marketing solution. In 2017, the Group disposed certain investments with total cost of RMB3,286 for a total cash consideration of RMB8,750. Disposal gain of RMB5,464 was recorded for the year ended December 31, 2017.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. Based on the assessment, the Group concluded that certain investment should be fully impaired as the operations are no longer viable. The cost of RMB4,625 and a loan to this investee together with respective interest income of RMB1,602 have been fully impaired, resulting in a total impairment of RMB6,227 for the year ended December 31, 2017. No impairment was recognized for the year ended December 31, 2015 and 2016.

(b) Investments in equity method investee

In July 2016, the Group entered into a joint venture agreement to establish an e-commerce joint venture with CJ O Shopping. Baozun holds 51% shares and CJ O Shopping holds 49% shares. The management considers Baozun has the controlling financial interest over Baozun CJ, and accounted for Baozun CJ as a consolidating subsidiary upon establishment.

In December 2016, pursuant to the amended Articles of Association, significant operational matters require agreement from CJ O Shopping. As such, the Group no longer has control over Baozun CJ and therefore deconsolidated the entity, and accounted for its investment in Baozun CJ using the equity method to accounting. No gain/loss was recognized upon deconsolidation. Share of loss in equity method investment of RMB1,265 was recognized for the year ended December 31, 2017.

10. Short-term loans

In 2017, the Group entered one-year credit facilities with several Chinese Commercial Banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB735,100 which can only be used to maintain daily operation. As of December 31, 2017, the Group drawn short-term bank borrowings from the credit facilities in amount of RMB172,000 with weighted average interest rate of 4.57% per annum.

As of December 31, 2017, credit facilities in amount of RMB83,115 was used to issue the letters of guarantee with an aggregate maximum of RMB116,563 and RMB33,600 was used to issue notes payable with an aggregate maximum of RMB48,000. As such, RMB446,384 was available for future borrowing at the end of 2017. The credit facilities will expire during the period from January to October 2018.

Interest expenses were RMB4,252 and nil for the years ended December 31, 2017 and 2016, respectively.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB

Logistics expenses accruals	32,071	157,777
Advances from customers	22,682	25,148
Outsourced labor cost payable	10,890	31,987
Salary and welfare payable	26,353	46,362
Professional fee accruals	10,793	6,117
Marketing expenses accruals	9,449	16,363
Other tax payable	2,947	12,425
Receipt on behalf of merchants on Maikefeng marketplace (1)	20,796	1,951
Others	2,860	13,806

Accrued expenses and other current liabilities	138,841	311,936

(1) Receipt on behalf of merchants on Maikefeng marketplace represents amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace.

12. Income tax

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as an “High and New Technology Enterprise,” it is entitled to a preferential income tax rate of 15%. VIE obtained the certificate of “Advanced and New Technology Enterprise” in 2017 and the provision for PRC corporate income tax for VIE is calculated by applying the income tax rate of 15% for the year ended December 31, 2017.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Current tax expenses	7,793	15,348	57,642
Deferred tax	(13,815)	1,483	(3,391)

Income tax (benefits) expenses	(6,022)	16,831	54,251

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Statutory income tax rate	25.00%	25.00%	25.00%
Share-based compensation	23.47%	8.36%	5.50%
Effect on tax rates in different tax jurisdiction	(15.88)%	(1.01)%	(1.91)%
Effect of preferential tax benefit on assessable profits of subsidiary incorporated in the PRC	-%	-%	(2.24)%
Tax incentives relating to research and development expenditure	(17.00)%	(8.87)%	(5.16)%
Other non-deductible expenses	0.60%	0.78%	0.09%
Changes in valuation allowance	(38.63)%	(7.80)%	(0.78)%

Effective income tax rate	(22.44)%	16.46%	20.50%

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets:
Logistics expenses accruals	1,989	511
Inventory write-down	5,404	7,889
Allowance for other investments	-	1,557
Promotion expenses accruals	1,270	1,628
Outsourced labor cost	2,620	-
Promotion expenses paid but tax invoices not received	186	-
Salary and welfare payable	748	447
Professional fee accruals	1,307	1,202
Marketing expenses accruals	424	1,265
Allowance for doubtful accounts	295	368
Other accruals	1,034	1,153
Net operating loss carry forward	5,452	5,833

Less: valuation allowance	(8,397)	(6,325)

Deferred tax assets, net	12,332	15,528

Deferred tax liabilities:
Identifiable intangible assets	-	(3,710)

Deferred tax liabilities	-	(3,710)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2016 and 2017, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB24,461 and RMB23,857 of December 31, 2016 and 2017, respectively, for the Group's certain subsidiaries.

  Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2016	2017
	RMB	RMB

Balance as of January 1	16,368	8,397
Reversals	(7,971)	(2,072)

Balance as of December 31	8,397	6,325

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

As of December 31, 2016 and December 31, 2017, retained earnings of Company's subsidiaries and VIE located in PRC is RMB7,663 and RMB238,137. The Company's PRC subsidiaries' retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

 13. Ordinary Shares

In May 2015, the Company's authorized share capital was re-designated and reclassified into 99,524,574 Class A ordinary shares and 13,300,738 Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes on all matters that are subject to shareholder vote. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right. The holders of the Group's ordinary shares are entitled to such dividends as may be declared by the board of directors subject to the Companies Law. All of the Class B ordinary shares were held by the chief executive officer and chief operating officer of the Company.

Upon the incorporation of the Company in December 2013, the Founding Shareholders of the Group subscribed 29,983,883 ordinary shares of the Company at par value of US$0.0001. In August 2014, the Company repurchased 1,925,063 ordinary shares from the Founding Shareholders.

Upon the initial public offering in May 2015, the Company issued 37,950,000 Class A ordinary shares.

In November 2015, the Board of Directors of approved the Company to repurchase up to US$10,000 worth of its own outstanding American depositary shares over the course of the next 12 months from November 2015. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board of Directors of the Company will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases made under this program from its available cash balance. For the years ended December 31, 2016 and 2015, the Company repurchased 3,603,642 and 803,811 Class A ordinary shares from the open market, respectively.

Upon the follow-on public offering in December 2016, the Company issued 9,000,000 Class A ordinary shares.

For the years ended December 31, 2017 and 2016, 6,713,415 and 2,544,255 share options were exercised to Class A ordinary shares.

14. Net income (loss) per share

Basic and diluted net income (loss) per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net income	22,621	85,424	209,130
Change in redemption value of preferred shares	(25,332)	-	-
Net (income) loss attributable to noncontrolling interests	-	1,209	(264)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(2,711)	86,633	208,866

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(0.03)	0.58	1.29
Diluted	(0.03)	0.53	1.19

Net income (loss) per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(0.08)	1.74	3.87
Diluted	(0.08)	1.59	3.56

Shares (Denominator):
Weighted average number of ordinary shares
Basic	102,987,119	149,935,100	162,113,815
Diluted	102,987,119	163,926,674	176,115,049

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

As a result of the Group’s net loss for the year ended December 31, 2015, 3,976,311 of restricted share units and 16,574,854 of share options outstanding were excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.

For the year ended December 31, 2016, the Group had 2,802,810 outstanding share options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the ordinary shares and the inclusion of these shares in the EPS calculation would have been anti-dilutive.

15. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2017:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Parent company of Alibaba, one of the Group’s ordinary shareholders
Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders
Shanghai Baozun-CJ E-commerce Co., Ltd. ("BCJ")	Equity method investee of the Group

(a) The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Marketing and platform service fees paid to Alibaba Group	141,412	246,136	351,482
Logistic service fees paid to Alibaba Group	2,059	-	13,052
Warehousing service revenue generated from Alibaba Group	-	-	5,105
Store operation service revenue generated from Ahead	7,850	3,606	117
Commission fee paid to Ahead	1,134	4,285	1,591

(b) The Group had the following balances with its related parties:

	As of December 31,
	2016	2017
	RMB	RMB

Amounts due from Alibaba Group	10,392	17,611
Amounts due from Ahead	28,380	66,633
Amounts due from BCJ	1,571	4,551

Amounts due from Alibaba Group consisted of receivables of RMB10,392 and RMB17,611 to be collected from Alibaba Group for deposits paid, promotion services and warehousing services provided by the Group as of December 31, 2016 and 2017, respectively. We receive logistic service from and provide warehousing service to Zhejiang Cainiao Supply Chain Management Co., Ltd.(“Cainiao”). Since mid-October 2017, Cainiao has been consolidated to Alibaba Group and has become one of our related parties.

Amounts due from Ahead consisted of receivables from Ahead for services provided by the Group and the amounts collected by Ahead on behalf of the Group. The receivables from Ahead for services provided by the Group as of December 31, 2016 and 2017 were RMB436 and nil, respectively. The Group entered into agency agreements with Ahead, under which Ahead is designated by the Group to collect payment for its service to certain brand partners. In connection with the agency agreements, amounts to be collected by Ahead on behalf of the Group as of December 31, 2016 and 2017 were RMB27,944 and RMB66,633, respectively.

16. Commitments

(a) Operating Leases Agreements

The Group leases office space, service center and warehouses under non-cancellable operating lease agreements that expire at various dates through December 2026. During the three years ended December 31, 2015, 2016 and 2017, the Group incurred rental expenses amounting to RMB36,706, RMB71,127 and RMB105,126, respectively.

As of December 31, 2017, minimum lease payments under all non-cancellable leases were as follows:

Year ended December 31, 2017
RMB
2018	93,022
2019	87,836
2020	71,977
2021	39,095
2022 and after	106,265

Total lease commitment	398,195

(b) Other Commitment

In 2017, the Group entered into a license agreement with a brand partner to obtain the right and obligation to distribute, sell, advertise and promote specific products of the brand. The future aggregate minimum payments under the license agreement are as follows:

Year ended December 31, 2017
RMB
2018	17,117
2019	25,866
2020	38,038
2021	55,916
2022 and after	381,906

Total other commitment	518,843

17. Share-Based Compensation

Share incentive plan

On January 28, 2010, Shanghai Baozun's board of directors approved the Share Incentive Plan of Shanghai Baozun (the "Shanghai Baozun Plan"), which allows Shanghai Baozun to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants. In conjunction with the Redomiciliation in 2014, the Group adopted the 2014 Share Incentive Plan ("2014 Plan") to replace Shanghai Baozun Plan. The board of directors have authorized issuance of up to 20,331,467 shares. The term of the option shall not exceed ten years from the date of grant. The awards granted and outstanding under the Shanghai Baozun Plan will survive and remain effective and binding under the 2014 Plan.

 On May 5, 2015, the Board of Directors of the Company approved 2015 Share Incentive Plan (“2015 Plan”). The Board of Directors has authorized the issuance of up to 4,400,000 shares initially. In July 2016, the Group made amendment to the 2015 plan that if on December 31 of each year beginning in 2016, the unissued shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding shares. The shares that may be issued pursuant to the awards under the 2015 Plan are Class A ordinary shares. The term of the option under 2015 Plan shall not exceed ten years from the date of grant.

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

On March 3, 2016, the exercise price of 2,098,111 outstanding options, previously granted from February 6, 2015 to August 14, 2015, held by 38 employees were reduced from US$2.87 and US$1.5 to US$1.5 and US$0.0001 respectively, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. The total incremental cost associated with the modification was RMB3,432, of which RMB956 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of RMB2,476 will be recognized over a weighted-average period of 2.89 years.

On February 23, 2017, the exercise price of 1,306,743 outstanding options, previously granted on February 6, 2015, held by 6 employees were reduced from US$1.5 to US$0.0001 respectively, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. The total incremental cost associated with the modification was RMB12,347, of which RMB6,321 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of RMB6,026 will be recognized over a weighted-average period of 1.95 years.

No more share option was granted during the years ended December 31, 2016 and 2017.

Share options

The Group has used the binomial model to estimate the fair value of the options granted under the 2014 and 2015 Plan. The fair value per option was estimated at the date of grant using the following weighted-average assumptions:

For the Year Ended December 31,
2015
Risk-free interest rate	2.61% ~ 2.833%
Contract life	10 years
Expected volatility range	48.78% ~ 48.96%
Expected dividend yield	0.00%
Fair value of the underlying shares on the date of option grants (RMB)	16.23~22.63

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

A summary of option activity during the years ended December 31, 2015, 2016 and 2017 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB

Outstanding, as of January 1, 2015	15,153,023	0.1	8.6	-
Granted	4,472,745
Forfeited	(1,311,296)
Expired	(113,421)
Exercised	(1,626,197)			29,443

Outstanding, as of December 31, 2015	16,574,854	3.5	8.0	-

Granted	-
Forfeited	(1,118,589)
Expired	(59,813)
Exercised	(2,544,255)			50,199

Outstanding, as of December 31, 2016	12,852,197	2.2	7.2	-

Granted	-
Forfeited	(148,965)
Expired	-
Exercised	(5,126,034)			269,696

Outstanding, as of December 31, 2017	7,577,198	1.1	6.3	-

Vested and expected to vest as of December 31, 2017	7,263,589	0.9	6.3	479,380
Exercisable as of December 31, 2017	5,731,293	0.4	6.1	385,205

The weighted-average grant-date fair value of the options granted in 2014 and 2015 were RMB13.32 and RMB13.43 per share.

As of December 31, 2017, there was RMB132,986 of total unrecognized compensation expense related to unvested share options granted. That cost is expected to be recognized over a weighted-average period of 2.7 years.

Restricted share units

Under the 2015 Plan, the Group granted 3,663,574 and 1,548,747 restricted share units to certain employees and senior management in 2016 and 2017 and vest over years. A summary of the restricted share units activities under the 2015 Plan during the years ended December 31, 2016 and 2017 is presented below:

	Number of restricted share units	Weighted-Average Grant-Date Fair Value
		RMB
Outstanding, as of January 1, 2016	3,976,311	17.28
Granted	3,663,574	18.32
Forfeited	(793,355)

Outstanding, as of December 31, 2016	6,846,530	17.83

Granted	1,548,747	45.96
Vested	(1,587,381)	17.19
Forfeited	(653,277)

Outstanding, as of December 31, 2017	6,154,619	24.91

The Group recorded compensation expense of RMB25,195, RMB34,185 and RMB58,231 for both share options and restricted share units for the years ended December 31, 2015, 2016 and 2017, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Fulfillment	1,440	1,755	2,904
Sales and marketing	9,793	13,370	20,363
Technology and content	5,047	7,875	13,822
General and administrative	8,915	11,185	21,142

	25,195	34,185	58,231

18. Convertible Redeemable Preferred Shares

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

19. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB35,947, RMB60,134 and RMB92,138 for the years ended December 31, 2015, 2016 and 2017, respectively, for such benefits.

20. Segment Information

The Group’s chief operating decision maker ("CODM") has been identified as the chief executive officer. Prior to 2017, the CODM reviewed results in two segments: (i) the brand e-commerce segment, which provides e-commerce solutions to brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Due to the unsatisfactory operating performance of Maikefeng, the Group scaled down the business operation of Maikefeng and is in the process of selling of Maikefeng's inventory in 2017. As a result of the reduction of Maikefeng’s operations, starting from 2017, the CODM reviews the consolidated results of the Group as a whole when making decisions about allocating resources and assessing performance of the Group. As such, no segment information was presented for 2017. In conformity with the 2017 presentation, no segment information was presented for 2016 and 2015.

The Group mainly operates in the PRC and most of the Group’s long-lived assets are located in the PRC. Most of the Group’s revenues are derived from the PRC.

21. Restricted Net Assets

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

The appropriation to these reserves by the Group's PRC entities were RMB1,610, RMB4,121 and RMB8,656 for the years ended December 31, 2015, 2016 and 2017. The accumulated reserves as of December 31, 2015, 2016 and 2017 were RMB2,248, RMB6,369 and RMB15,025 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2017, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB536,155.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2016	2017
	RMB	RMB	US$ Note 3
ASSETS
Current assets:
Cash and cash equivalents	460,670	313,138	48,128
Prepayments and other current assets	2,526	5,434	835
Amounts due from subsidiaries and VIE	779,762	859,678	132,132
Total current assets	1,242,958	1,178,250	181,095

Investments in subsidiaries and VIE	325,144	630,442	96,897
Cost method investments	6,682	6,682	1,027
TOTAL ASSETS	1,574,784	1,815,374	279,019
LIABILITIES
Current liabilities:
Other current liabilities	2,772	6,351	976
Total current liabilities	2,772	6,351	976
TOTAL LIABILITIES	2,772	6,351	976

SHAREHOLDERS' EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 146,111,244 and 152,824,659 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	92	95	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	8	8	1
Additional paid-in capital	1,761,430	1,823,925	280,332
Accumulated deficit	(233,866)	(25,000)	(3,841)
Accumulated other comprehensive income	44,348	9,995	1,536
Total shareholders' equity	1,572,012	1,809,023	278,043

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	1,574,784	1,815,374	279,019

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ Note 3
Operating expenses:
General and administrative	(3,126)	(6,129)	(6,075)	(934)
Other operating income	1,399	2,446	2,492	383
Total operating expenses	(1,727)	(3,683)	(3,583)	(551)
Loss from operations	(1,727)	(3,683)	(3,583)	(551)
Interest income	1,175	3,358	7,187	1,105
Exchange gain (loss)	(471)	7	47	7
Equity in income of subsidiaries and VIE	23,644	86,951	205,215	31,541
Net income	22,621	86,633	208,866	32,102

Deemed dividend from issuance of convertible redeemable preferred shares	-	-	-	-
Change in redemption value of convertible redeemable preferred shares	(25,332)	-	-	-
Net income (loss) attributable to ordinary shareholders	(2,711)	86,633	208,866	32,102

Net income	22,621	86,633	208,866	32,102

Foreign currency translation adjustment	18,008	25,136	(34,353)	(5,280)
Comprehensive income	40,629	111,769	174,513	26,822

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ Note 3
Cash flows from operating activities:
Net income	22,621	86,633	208,866	32,102
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Exchange (gain) loss	471	(7)	(47)	(7)
Equity in income of subsidiaries and VIE	(23,644)	(86,951)	(205,215)	(31,541)
Changes in other current liabilities	9,127	(6,394)	3,580	550
Net cash provided by (used in) operating activities	8,575	(6,719)	7,184	1,104

Cash flows from investing activities:
Advances to subsidiaries and VIE	(229,031)	(14,879)	(79,916)	(12,283)
Investment in cost method investees	(6,682)	-	-	-
Investments in subsidiaries	(366,234)	14,139	(41,853)	(6,433)
Net cash used in investing activities	(601,947)	(740)	(121,769)	(18,716)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon public offering, net	707,061	238,034	-	-
Proceeds from exercises of share options	11	3,943	4,270	656
Payment for ordinary shares repurchase	(13,958)	(45,321)	-	-
Advances for ordinary shares repurchase	(5,521)	-	-	-
Net cash provided by financing activities	687,593	196,656	4,270	656

Net increase (decrease) in cash and cash equivalents	94,221	189,197	(110,315)	(16,956)
Cash and cash equivalents, beginning of year	144,814	254,213	460,670	70,804
Effect of exchange rate changes on cash and cash equivalents	15,178	17,260	(37,217)	(5,720)
Cash and cash equivalents, end of year	254,213	460,670	313,138	48,128

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

3)         Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

4)         As of December 31, 2016 and 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

