Form 20-F
period 2018-12-31
Baozun Inc.
filed 2019-04-03
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Robin Bin Lu, Chief Financial Officer

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

As of December 31, 2018, there were 172,548,611 ordinary shares outstanding, par value $0.0001 per share, being the sum of 159,247,873 Class A ordinary shares and 13,300,738 Class B ordinary shares.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

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

☐ Yes ☐ No

PART III	116

ITEM 17. FINANCIAL STATEMENTS	116

ITEM 18. FINANCIAL STATEMENTS	116

ITEM 19. EXHIBITS	116

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;

•	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands exempted company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity;

•	“brand E-commerce” are to business-to-consumer (B2C) E-commerce conducted through official brand stores, official marketplace stores, or official stores on other channels;

•	“brand partners” are to companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;

•	“Distribution GMV” are to the GMV under the distribution business model;

•	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;

•	“Non-distribution GMV” are to the GMV under the service fee business model and the consignment business model;

•	“O2O” are to online-to-offline and offline-to-online commerce;

•	“official brand stores” are to brands’ official online stores;

•	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share; and

•	“US$”, “U.S. dollars” or “dollars” are to the legal currency of the United States.

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made at a rate of RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. As of March 29, 2019, the exchange rate for one U.S. dollar was RMB6.7112. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “could,” “would,” “plans,” “intends,” “believes,” “expects,” “projects,” “estimates” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Baozun (including its subsidiaries and variable interest entity) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with The Nasdaq Global Select Market or other stock exchanges.

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

The selected consolidated financial data presented below as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data for the three years ended December 31, 2016, 2017 and 2018 and selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data for the years ended December 31, 2014 and 2015, and selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period.

Selected Consolidated Statements of Operations Data	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	1,187,162	1,940,649	2,176,447	2,257,632	2,516,862	366,062
Services	397,258	657,794	1,213,828	1,891,176	2,876,175	418,322
Total net revenues	1,584,420	2,598,443	3,390,275	4,148,808	5,393,037	784,384
Operating expenses(1)
Cost of products	(1,086,133)	(1,735,820)	(1,921,856)	(1,917,467)	(2,034,852)	(295,957)
Fulfillment	(168,130)	(325,159)	(540,857)	(818,173)	(1,262,302)	(183,594)
Sales and marketing(2)	(226,952)	(403,519)	(658,819)	(910,843)	(1,338,970)	(194,745)
Technology and content	(63,607)	(59,946)	(95,638)	(140,689)	(268,973)	(39,121)
General and administrative	(96,911)	(73,678)	(88,274)	(116,554)	(154,845)	(22,521)
Other operating income, net	457	8,130	5,235	11,250	22,678	3,298
Total operating expenses	(1,641,276)	(2,589,992)	(3,300,209)	(3,892,476)	(5,037,264)	(732,640)
Income (loss) from operations	(56,856)	8,451	90,066	256,332	355,773	51,744
Other income (expenses)
Interest income	3,156	8,834	11,869	13,350	8,017	1,166
Interest expense	(1,552)	—	—	(4,252)	(13,058)	(1,899)
Gain on disposal of investments	—	9,674	—	5,464	—	—
Impairment loss of investments	—	—	—	(6,227)	(9,021)	(1,312)
Exchange gain (loss)	(2,650)	(124)	320	(21)	(5,991)	(871)
Income (loss) before income tax and share of loss in equity method investment	(57,902)	26,835	102,255	264,646	335,720	48,828
Income tax benefit (expense)(3)	(1,912)	6,022	(16,831)	(54,251)	(64,953)	(9,447)
Share of loss in equity method investment	—	(10,236)	—	(1,265)	(996)	(145)
Net income (loss)	(59,814)	22,621	85,424	209,130	269,771	39,236
Deemed dividend from issuance of convertible redeemable preferred shares	(16,666)	—	—	—	—	—

Selected Consolidated Statements of Operations Data	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Change in redemption value of convertible redeemable preferred shares	(79,169)	(25,332)	—	—	—	—
Net (income) loss attributable to noncontrolling interests	—	—	1,209	(264)	(59)	(9)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(155,649)	(2,711)	86,633	208,866	269,712	39,227
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(5.31)	(0.03)	0.58	1.29	1.59	0.23

Selected Consolidated Statements of Operations Data	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Diluted	(5.31)	(0.03)	0.53	1.19	1.50	0.22
Net income (loss) per ADS(4)
Basic	(15.93)	(0.08)	1.74	3.87	4.76	0.69
Diluted	(15.93)	(0.08)	1.59	3.56	4.51	0.66
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	29,314,067	102,987,119	149,935,100	162,113,815	169,884,906	169,884,906
Diluted	29,314,067	102,987,119	163,926,674	176,115,049	179,327,029	179,327,029
Non-GAAP Financial Measures(5):
Non-GAAP income from operations	28,107	33,646	124,251	315,345	433,199	63,006
Non-GAAP net income	25,149	47,816	119,609	267,947	346,805	50,441
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	(70,686)	22,484	120,818	267,395	346,170	50,348
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(7.23)	0.65	2.42	4.95	6.11	0.89
Diluted	(7.23)	0.59	2.21	4.55	5.79	0.84

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	(460)	(1,440)	(1,755)	(2,904)	(5,831)	(848)
Sales and marketing	(5,469)	(9,793)	(13,370)	(20,363)	(28,346)	(4,123)
Technology and content	(26,311)	(5,047)	(7,875)	(13,822)	(13,445)	(1,956)
General and administrative	(52,723)	(8,915)	(11,185)	(21,142)	(28,240)	(4,107)
	(84,963)	(25,195)	(34,185)	(58,231)	(75,862)	(11,034)

(2)	Including amortization of intangible assets resulting from business acquisition, which amounted to RMB nil for the years ended December 31, 2014, 2015, and 2016 and RMB0.8 million for the year ended December 31, 2017 and RMB1.6 million for the year ended December 31, 2018.

(3)	Including income tax benefits of RMB nil for the years ended December 31, 2014, 2015, 2016 and RMB0.2 million for the year ended December 31, 2017 and RMB0.4 million for the year ended December 31, 2018, related to the reversal of deferred tax liabilities, which was recognized on business acquisition.

(4)	Each ADS represents three Class A ordinary shares.

(5)	See “—Non-GAAP Financial Measures.”

Selected Consolidated Balance Sheet Data	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Information
Cash and cash equivalents	206,391	787,257	917,319	244,809	457,340	66,517
Restricted cash	37,900	48,144	50,832	48,848	125,515	18,255
Accounts receivable, net(1)	229,502	364,782	627,829	1,085,669	1,547,631	225,094
Inventories(1)	242,978	334,347	309,317	382,028	650,348	94,589
Total assets(1)	872,514	1,889,173	2,371,277	2,978,969	4,015,824	584,077

Accounts payable	300,007	457,493	526,461	583,532	886,340	128,912
Short-term borrowings	—	—	—	172,000	436,200	63,443
Total liabilities(1)	393,458	654,702	799,265	1,152,532	1,820,808	264,826
Series A convertible redeemable preferred shares	55,924	—	—	—	—	—
Series B convertible redeemable preferred shares	202,125	—	—	—	—	—

Selected Consolidated Balance Sheet Data	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Series C-1 convertible redeemable preferred shares	355,176	—	—	—	—	—
Series C-2 convertible redeemable preferred shares	37,630	—	—	—	—	—
Series D convertible redeemable preferred shares	150,430	—	—	—	—	—
Baozun Inc. Shareholder’s equity/(deficit)	(322,229)	1,234,471	1,572,012	1,809,023	2,177,543	316,710
Total liabilities, convertible redeemable preferred shares and shareholders’ equity(1)	872,514	1,889,173	2,371,277	2,978,969	4,015,824	584,077

(1)	Certain reclassifications in accounts receivable, inventories, prepayments and other current assets and accrued expenses and other current liabilities were retrospectively adjusted as a result of the adoption of a new revenue accounting standard effective on January 1, 2018.

The following table sets forth the following operating data for each period indicated:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
Number of brand partners as of the period end(1)	93	113	133	152	185
Number of GMV brand partners as of the period end(2)	78	95	122	146	178
Total GMV(3) (RMB in millions)	4,248.9	6,735.3	11,264.8	19,112.2	29,426.0
Distribution GMV(4)	1,371.5	2,262.7	2,534.1	2,620.2	2,902.0
Non-distribution GMV(5)	2,877.4	4,472.6	8,730.7	16,492.0	26,524.0
Average GMV per GMV brand partner(6) (RMB in millions)	61	75	102	142	182

(1)	Brand partners are defined as companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names.

(2)	GMV brand partners are brand partners that contributed to our GMV during the period.

(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits at such stores and which have been settled offline. Our calculation of GMV includes value added tax but excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

(4)	Distribution GMV refers to the GMV under the distribution business model.

(5)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

(6)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

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

A reconciliation of these non-GAAP financial measures in 2014, 2015, 2016, 2017 and 2018 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$

Income (loss) from operations	(56,856)	8,451	90,066	256,332	355,773	51,744
Add: Share-based compensation expenses	84,963	25,195	34,185	58,231	75,862	11,034
Amortization of intangible assets resulting from business acquisition	—	—	—	782	1,564	228
Non-GAAP income from operations	28,107	33,646	124,251	315,345	433,199	63,006

Net income (loss)	(59,814)	22,621	85,424	209,130	269,771	39,236
Add: Share-based compensation expenses	84,963	25,195	34,185	58,231	75,862	11,034
Amortization of intangible assets resulting from business acquisition	—	—	—	782	1,564	228
Less: Tax effect of amortization of intangible assets resulting from business acquisition	—	—	—	(196)	(392)	(57)
Non-GAAP net income	25,149	47,816	119,609	267,947	346,805	50,441

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(155,649)	(2,711)	86,633	208,866	269,712	39,227
Add: Share-based compensation expenses	84,963	25,195	34,185	58,231	75,862	11,034
Amortization of intangible assets resulting from business acquisition	—	—	—	398	796	116
Less: Tax effect of amortization of intangible assets resulting from business acquisition	—	—	—	(100)	(200)	(29)
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	(70,686)	22,484	120,818	267,395	346,170	50,348

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	(7.23)	0.65	2.42	4.95	6.11	0.89
Diluted	(7.23)	0.59	2.21	4.55	5.79	0.84

Weighted average shares used in calculating net income (loss)
Basic	29,314,067	102,987,119	149,935,100	162,113,815	169,884,906	169,884,906
Diluted	29,314,067	102,987,119	163,926,674	176,115,049	179,327,029	179,327,029

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and other customers and optimize our brand partner base will be successful or will not have any material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their online sales due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

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

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2018, net revenues related to our top two brand partners comprised approximately 23.6% and 12.8% of our total net revenues, respectively. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2018) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if such a brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. Net revenues related to our top 10 brand partners in the aggregate comprised approximately 61.1% of our total net revenues in 2018. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

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

If we fail to maintain our relationships with E-commerce channels or adapt ourselves to emerging E-commerce channels, or if E-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.

We generate a substantial majority of our revenues from the solutions we provide on E-commerce channels, including marketplaces, social media, mobile channels and other emerging E-commerce channels. These E-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels.

Additionally, these channels may decide to make significant changes to their respective business models, policies, systems or plans, and those changes could impair or inhibit our ability or our partners’ ability to use our solutions to sell their products on those channels, or may adversely affect the amount of GMV that our partners can sell on those channels, or otherwise reduce the desirability of selling on those channels. Further, any of these channels could decide to acquire capabilities that would allow them to compete with us. If we are unable to adapt to new E-commerce channels as they emerge, our solutions may be less attractive to our partners. Any of these developments could have a material adverse effect on our results of operations.

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

We rely in part on a pricing model under which a variable portion of the revenues we generate from our brand partners is based upon the amount of GMV, and any change in that model may adversely affect our financial results.

We have adopted a pricing model under which a negotiated portion of the revenues we generate from our brand partners is variable based on GMV generated through the partner’s online stores that we operate. If that GMV were to decline, does not grow as expected or if our partners demand pricing terms that do not provide for variability based on the value of purchases transacted and settled on the stores operated by us, our revenue, profitability and business prospects may be adversely affected.

In addition, the ratio of our revenues as a percentage of GMV generated through the partners’ online stores that we operate could vary as their bargaining power increases, which could adversely affect our financial results. We also intend to focus on quality GMV categories with higher ratio of our revenues as a percentage of GMV generated through the partners’ online stores that we operate, however, there is no guarantee that we will successfully achieve this and failure of such could adversely affect our financial results.

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

We have experienced rapid growth in recent years, and failure to manage our growth and maintain profitability could harm our business and prospects.

We have experienced rapid growth in recent years. Our total net revenues increased from RMB1,548.4 million in 2014 to RMB5,393.0 million (US$784.4 million) in 2018, representing a compound annual growth rate of 36.6%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

Our growth has placed, and continues to place, significant strain on our management and resources. We anticipate that we will need to implement new or upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to expand, train, manage and motivate our workforce and manage our relationships with our partners, suppliers, third-party merchants and other service providers. To maintain profitability, we must implement such upgrades, manage our workforce cost-effectively and manage our cost of products and operating expenses. We cannot assure you that we will be able to manage our growth or maintain profitability or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects. Accordingly, our historical performance may not be indicative of future operating results.

We make investments in business initiatives that may not be successful. Any unsuccessful business initiatives could materially and adversely affect our business, financial condition and results of operations.

Our prospects for growth depend on our ability to innovate and continue to strategize new value-added brand E-commerce service through improved technologies and on our ability to effectively commercialize such innovations. There are uncertainties related to our investments in new solutions and services. For example, in 2014, we launched our online retail platform, Maikefeng, which offers authentic and high-quality products at discounted prices through our Maikefeng mobile application. The return on our investments in new initiatives may be lower, or may develop more slowly, than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected. For example, we recorded operating loss of RMB17.1 million, RMB55.3 million and RMB53.7 million from our then-existing Maikefeng segment in 2014, 2015 and 2016, and we scaled down the operation of our Maikefeng marketplace in 2017.

We may not be able to recoup the capital expenditures we incur to strengthen our technology and innovation capabilities and upgrade our technology platform.

We have invested and will continue to expend financial resources in strengthening our technology and innovation capabilities and upgrading our technology platform. For example, we established an innovation center in June 2017, which focuses on enhancing our IT capabilities and helps us shape the market by developing new systems such as cloud-based operating platforms and big data analysis tools for brand E-commerce, implementing artificial intelligence in brand E-commerce, and upgrading the current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. We may continue to invest in these initiatives as our business develops. However, investments in technology and innovation initiatives are inherently uncertain, and we may encounter practical difficulties in deploying or commercializing our technology and innovations. As a result, we may not be able to recover the expenditures associated with this investment, and any recovery of such expenses may take longer than expected.

Our expansion into new product categories may expose us to new challenges and more risks.

We currently serve brand partners in the following categories: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby; and insurance and automobiles. In the future, we may provide services to brand partners in new product categories in which we have limited experience and operating history. This may make predicting our future results of operations more difficult than it otherwise would be. Our product mix also affects our revenue mix and profitability. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully manage our product mix, address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

Our results of operations are subject to fluctuations due to the seasonality of our business and other events.

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (which is an online sales promotion event that falls on November 11 each year) and the impact of seasonal buying patterns within certain categories such as apparel. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses such as by hiring a significant number of temporary employees to supplement our permanent staff. If our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand surges, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations, which may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers. In anticipation of increased sales activity during peak seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. Either of these outcomes may lead our customers to reduce their engagement with us.

Our investments in other entities may not be successful and we may incur significant losses as a result.

We have made investments in third parties that are complementary to our business and operations. We may pursue strategic alliances or joint ventures and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to many risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

We may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. For example, we recorded a net loss of RMB0.6 million on our investment in Automoney Inc., an automobile performance solution provider in the PRC which we jointly established with an unrelated party investor, in 2015. We recorded impairment loss of investments of RMB6.2 million and RMB9.0 million (US$1.3 million) in 2017 and 2018, respectively. We may be required to perform impairment assessment and recognize impairment loss on any of our other investments in the future. Any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

We must comply with certain financial and other covenants under the terms of our debt instruments and the failure to do so may put us in default under those instruments.

Some of our loan agreements include financial covenants and broad default provisions. The financial covenants such as net asset value and leverage ratio, in general, govern our existing debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants may require us to curtail some of our operations and growth plans, or seek waivers or consents from our creditors. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding loans. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our debt instruments to declare an event of default should there be an event of default on our other loan agreements.

Although we are currently in compliance with our existing financial and other covenants under the terms of our debt instruments, we cannot assure you that we will be able to remain in compliance with those covenants in the future. We may not be able to cure future violations or obtain a waiver on a timely basis in order to avoid a default. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity and capital resources, financial condition and results of operations. Our business relationships with our creditors may not be sustained, which may adversely affect our business, financial condition and results of operations.

We may fail to expand effectively to international markets.

We have expanded and plan to continue to expand our business internationally, which may cause our business to be susceptible to international business risks and challenges. International operations are subject to many special risks and challenges that could adversely affect our business, such as compliance with international legal and regulatory requirements and managing fluctuations in currency exchange rates. We cannot assure you that our various international expansion efforts will be completed as planned or achieve the intended results. Any negative impact from our international business efforts could also negatively impact our business, operating results and financial conditions as a whole. In addition, we may face additional competition from local companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local customers.

If we fail to manage our accounts receivable and inventories effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Under the distribution model, we generally grant a credit period of no more than two weeks to the customers of our products. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2016, 2017 and 2018, our accounts receivables amounted to RMB627.8 million, RMB1,085.7 million and RMB1,547.6 million (US$225.1 million), respectively. Our accounts receivables turnover days were 54 days, 75 days and 89 days in 2016, 2017 and 2018. The increases in the amount of our accounts receivables and the accounts receivables turnover days were due to the increase in the proportion of our revenues that is generated from services, which generally has a longer payment terms. Our inventories were RMB309.3 million, RMB382.0 million and RMB650.3 million (US$94.6 million) as of December 31, 2016, 2017 and 2018, respectively. These increases reflected the additional inventories required to support our expanded product sales volumes.

We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs.  We cannot assure you that we will be able to effectively manage our inventories and product costs. The amount and turnover days of our accounts receivables and inventories may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

We rely on our ability to enter into marketing and promotional arrangements with online services, search engines, and other websites to drive traffic to the stores we operate and for our other customers. If we are unable to enter into or properly maintain and manage these marketing and promotional arrangements, our ability to generate revenue could be adversely affected.

We have entered into marketing and promotional arrangements with online services, search engines, and other websites to provide content, advertising banners and other links to our brand partners’ E-commerce businesses. We expect to rely on these arrangements as significant sources of traffic to our brand partners’ E-commerce businesses and to attract new brand partners. We also provide digital marketing services to our other customers. If we are unable to maintain these relationships or enter into new arrangements on acceptable terms, our ability to attract new brand partners and new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our brand partners’ and our ability to maintain market share and revenue and affect our profitability. Moreover, if we are unable to manage and conduct marketing and promotional activities for our clients cost-effectively, they may turn to other alternatives, reducing our revenues and potentially materially adversely affecting our business and reputation.

We may not be able to respond to rapid changes in channel technologies or requirements.

The E-commerce market is characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing solutions and introduce new solutions that can adapt quickly to these changes in channel technologies. To achieve market acceptance for our solutions, we must effectively anticipate and offer solutions that meet frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners and to increase demand for our solutions will be impaired.

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as artificial intelligence, or AI, big data and data securities, to compete effectively. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. For example, we might not be successful in implementing innovative solutions to help our brand partners devise and execute O2O and new retail strategies to integrate their offline and online channels to provide seamless shopping experience for consumers. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of such changes or even generate lower levels of revenue as a result.

If we fail to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform in a manner that responds to our brand partners’ evolving needs, our business may be adversely affected.

The markets in which we compete are characterized by constant change and innovation and we expect them to continue to evolve rapidly. Our success has been based on our ability to identify and anticipate the needs of our brand partners and design and maintain a platform that provides them with the tools they need to operate their businesses. Our ability to attract new brand partners, retain revenue from existing ones and increase sales to both new and existing ones will depend in large part on our ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform. To the extent we are not able to enhance our platform’s functionality in order to maintain its utility, enhance our platform’s scalability in order to maintain its performance and availability, or improve our support function in order to meet increased demands, our business, operating results and financial condition could be adversely affected.

We may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. Software development involves a significant amount of time for our research and development team, as it can take our developers months to update, code and test new and upgraded solutions and integrate them into our platform. We must also continually update, test and enhance our software platform. For example, our design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content and other features, into our platform. The continual improvement and enhancement of our platform requires significant investment and we may not have the resources to make such investment. Our improvements and enhancements may not result in our ability to recoup our investments in a timely manner, or at all. We may make significant investments in new solutions or enhancements that may not achieve expected returns. The improvement and enhancement of the functionality, performance, reliability, design, security and scalability of our platform is expensive and complex, and to the extent we are not able to perform it in a manner that responds to our brand partners’ evolving needs, our business, operating results and financial condition will be adversely affected.

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

A substantial proportion of our warehousing services are delivered under our warehousing service cooperation agreement with Cainiao, a subsidiary of Alibaba Group Holding Limited, or Alibaba Group. Operations of our warehouse and cooperation with Cainiao and any third-party seller are subject to challenges that could adversely affect our business. To guarantee our performance under the cooperation agreement with Cainiao, we are required to make a performance deposit with Cainiao and it may deduct from our deposit under certain circumstances if we fail to meet specific standards. If we do not comply with the terms of the warehousing service cooperation agreement, or if it is suspended or terminated, our business operations and financial condition could be materially adversely affected.

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

Failure to effectively manage our warehouse capacity and utilization could have a material adverse effect on our business and results of operation.

As of December 31, 2018, we operated warehouses with an aggregate gross floor area of approximately 350,000 square meters in six strategic cities, serving end customers in mainland China, Hong Kong, Macau and Taiwan. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we use a number of warehouses operated by third-party, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

We are subject to third-party payment processing related risks.

We accept payments using a variety of methods, including online payments with credit cards and debit cards issued by major banks in China, payment through third-party online payment platforms such as Alipay and WeChat Pay, and payment on delivery. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and payment on delivery options. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from consumers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to provide high-quality customer service, our business and results of operations may be materially and adversely affected.

We depend on our online customer service representatives in our customer service center to provide live assistance to online shoppers. If our online customer service representatives fail to satisfy the individual needs of customers, our brand partners’ sales could be negatively affected, and we may lose potential or existing brand partners, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

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

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR, a new governmental agency to take over, among others, the State Administration for Industry and Commerce, or the SAIC, and the State Food and Drug Administration. These government authorities promulgate and enforce regulations that cover many aspects of online retailing and distribution of products such as food and medical devices, including scope of permitted business activities, licenses and permits for business operation, and restriction on foreign investments. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order to sell products themselves or through our E-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will not be required to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits or to obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As E-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 29, 2015, which came into effect on March 1, 2016 and specifies that information services provided through mobile networks are recognized as internet information services, and service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining an ICP license covering internet information services rendered through mobile network. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a value-added telecommunication license covering online data processing and transaction processing services. Our consolidated VIE, Shanghai Zunyi, has obtained an ICP license covering domestic call center services and internet information services, and we also currently hold an operating license for online data processing and transaction processing business (operational E-commerce) through our PRC subsidiary, Shanghai Baozun. With the expansion of our business in the future, we may be required to obtain other required license or expand the current scope of our licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service that may be required by the government authorities from time to time.

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

We leased 18 premises in Mainland China, Hong Kong and Taiwan for our offices, customer service center and warehouses as of December 31, 2018. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. In addition, we may acquire certain land use right and titles in the relevant buildings for business operation purposes from time to time. For example, we have acquired the land use right and title to the buildings located in Suzhou, China. Our use of the land and buildings we acquired may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. We have historically encountered some call back of the products sold to consumers through our online store due to defective products, which has caused adverse effect on our operations. Any future product liability claim or large scale of call back due to defective products discovered, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business and financial condition.

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

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the E-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. As of December 31, 2018, we employed a total of 797 logistics personnel. We may hire additional employees in connection with the strengthening of our fulfillment capabilities. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated warehousing, delivery and other labor support may lead to underperformance of these functions and cause disruption to our business. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our fulfillment centers and more generally in the urban areas where we maintain our delivery and pickup stations. It is also costly to employ qualified personnel who have the knowledge and experience of working with leading global brands. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. As of December 31, 2018, approximately 4.4% of our work force was dispatched by third-party labor service agents. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, issued in January 2014 and became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. Though our current number of the dispatched contract workers does not exceed the statutory limit, we cannot assure you that our labor dispatch arrangement will always comply with relevant labor regulations in the future. In addition, under the Labor Contract Law amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost.

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$727) to RMB10,000 (US$1,454) per dispatched worker.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face challenges relating to data derived from transactions and other activities on our platform, including:

•	protecting data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

•	addressing data privacy, security and other concerns; and

•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are legally obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may increase our expenses and subject us to negative publicity that could harm our reputation with users and negatively affect the trading price of our ADSs. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the National People’s Congress Standing Committee, the MIIT and the Cyberspace Administration, have been increasingly focused on regulation in the areas of data security and data protection. For example, the National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which became effective on June 1, 2017, and strengthens the administration on cyber security. See “ —Substantial uncertainties exist with respect to China’s Cybersecurity Law and the impact it may have on our business operations.” We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

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

Substantial uncertainties exist with respect to China’s Cybersecurity Law and the impact it may have on our business operations.

China’s Cybersecurity Law, which took effect in 2017, requires network operators in the PRC to take actions to prevent security attacks and data loss, including data classification and backup and encryption. The Cybersecurity Law specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request for such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

We may be deemed a “network operator” and thus subject to the requirements of the Cybersecurity Law. Furthermore, if we are deemed to be an operator of critical information infrastructure, we may be subject to higher standards. There remains high uncertainty in the interpretation and enforcement of the law. In particular, due to lack of details on the implementation of the Cybersecurity Law, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

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

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. Our ability to obtain additional financing in the future is subject to many uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ADSs, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, the National Development and Reform Commission of China, or the NDRC, has issued a number of rules requiring filing with the NDRC of foreign debt issuance since September 2015. In May 2016, the NDRC also specifically required offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises, and although not explicitly required by statute, individual PRC residents, to complete filings with the NDRC before pricing and closing of any offshore debt issuance. Pursuant to the Notice of the National Development and Reform Commission and the Ministry of Finance on Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks effective in May 2018, among others, enterprises that plan to borrow medium-term and long-term foreign debts shall establish and improve a sound and standardized corporate governance structure, management and decision-making mechanisms and financial management rules and properly disclosure relevant information. We may be considered as an offshore incorporated company indirectly controlled by individual PRC residents and thus our issuance of foreign debt issuance may be subject to these requirements. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

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

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the State Council promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$72,722). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges along with uncertainties over the impact of Brexit and ongoing trade disputes and tariffs. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and E-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product growth was 6.6% in 2018. There have been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our growth and profitability depend on the overall economic and political conditions and level of consumer confidence and spending in China.

Our business, financial condition and results of operations are sensitive to changes in overall economic and political conditions that affect consumer spending in China. For example, changes to trade policies, treaties and tariffs in China, or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, as well as our financial condition and results of operations. The U.S.-China trade tension may impact tariff of products imported by our brand partners, which could impact the pricing of their products and in turn adversely affect our business, financial condition, and results of operations.

In addition, the retail industry is highly sensitive to general economic changes. Many factors outside of our control, including inflation and deflation, interest rates, volatility of equity and debt securities markets, taxation rates, employment and other government policies can adversely affect consumer confidence and spending. The domestic and international political environments, including trade disputes, political turmoil or social instability, may also adversely affect consumer confidence and spending, which could in turn adversely affect our business, financial condition, and results of operations.

Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business.

Our business could be materially adversely affected by natural disasters, such as earthquakes or floods, widespread health epidemics, acts of terrorism, environmental accidents, power or communication interruptions. Such developments in China or elsewhere could disrupt our business and operations, cause a temporary closure of facilities we use for our operations, and have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce accurate financial statements on a timely basis or prevent fraud could be impaired.

We are required to maintain an effective system of internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2018, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

The audit report included in this annual report is prepared by an independent registered public accounting firm that is not inspected by the PCAOB and, as a result, you are deprived of the benefits of such PCAOB oversight.

Our independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by U.S. law to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

PCAOB inspections of other independent registered public accounting firms outside of China have sometimes identified deficiencies in those firms’ audit procedures and quality control procedures, allowing those deficiencies to be addressed to improve future audit quality. The unavailability of PCAOB inspections for audit firms in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures, potentially depriving investors of the benefits of PCAOB inspections.

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

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. We do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our PRC consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, however, holds an ICP license and previously operated an E-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder and a shareholder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. We did not record any revenues from Shanghai Zunyi in 2013, and revenues from Shanghai Zunyi contributed to 1.3%, 3.6%, 3.0%, 6.1% and 9.1% of our total net revenues in 2014, 2015, 2016, 2017 and 2018, respectively.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law, or the 2015 draft, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. In March 2019, the National People’s Congress promulgated the Foreign Investment Law (the “Foreign Investment Law”), which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the Foreign Investment Law does not introduce the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility can’t be ruled out that the concept of “control” as stated in the 2015 draft may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

Although a substantial majority of our revenue has historically been generated by our PRC subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Zunyi and its shareholders to provide brand E-commerce service to our brand partners, and to hold our ICP license to enable us to develop online marketplaces. Such contractual arrangements include: (i) an exclusive technology service agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; (ii) an exclusive call option agreement which will remain in effect until all the equity interests and assets that are the subject of such option agreement are transferred to Shanghai Baozun or its designated entities or individuals; (iii) a proxy agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; and (iv) equity interest pledge agreements which will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

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

Our VIE provides brand E-commerce service to our brand partners and holds the ICP license. In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct the businesses may be negatively affected. Considering that the substantial majority of our revenues are currently generated from our subsidiaries instead of our VIE, we do not believe that any failure by us to exert effective control over our VIE would have an immediate material adverse effect on our overall business operations, financial condition or results of operations. However, the business operation of Shanghai Zunyi, our VIE, may grow in the future, and if we fail to maintain effective control over our VIE, we may not be able to continue to consolidate our VIE’s financial results with our financial results, and such failure could in the future materially and adversely affect our business, financial condition, results of operations and prospects.

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

Contractual arrangements in relation to our VIE may result in adverse tax consequences to us and a finding that we or our VIE owes additional taxes, which could reduce our net income and the value of your investment.

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

The newly adopted E-commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

As the E-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which became effective on January 1, 2019. The E-commerce Law generally provides that E-commerce operators must obtain administrative licenses if business activities conducted by the E-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-commerce Law imposes a number of obligations on E-commerce operators, including the obligations, to disclose information about commodities or services in a comprehensive, faithful, accurate and timely manner; while displaying search results of commodities or services to consumers according to their interests, preferences, consumption habits and other personal characteristics, to provide consumers with options irrelevant to their personal characteristics; when to offer tie-in commodities or services, to warn consumers about the tie-in sale in a prominent position and not to set the tie-in commodities or services as the default option; and when charging consumers guarantee deposits as agreed thereby, to explicitly indicate how and under what procedures consumers may have the guarantee deposits refunded, and not to impose any unjustifiable conditions on the refund of guarantee deposits.  The new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-commerce Law, we may be subject to fines and/or other sanctions.

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

The M&A Rules also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. In March 2018, the SAMR was formed as a new governmental agency to take over, among others, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC, and the SAIC, respectively. We may grow our business in part by acquiring other companies operating in our industry. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB400 million (US$58.2 million) in the year prior to any proposed joint venture formation or acquisition would be subject to SAMR merger control review. As a result of our size, many of the transactions we have taken or may undertake could be subject to SAMR merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from SAMR may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, in the past practice, MOFCOM has not accepted merger control filings for any transaction involving parties that adopt a variable interest entity structure.

Furthermore, outbound direct investments conducted by PRC enterprises are subject to approval, filing or reporting requirements under relevant NDRC, MOFCOM and SAFE rules. We have not completed the requisite procedures for our investments in two companies located in the United States and Hong Kong, respectively, and hence may be ordered to cease such outbound investments and subject to relevant legal and administrative liabilities. In addition, the NDRC issued the new Regulations on Enterprise Outbound Investment in December 2017 which came into effect on March 1, 2018. Under these new regulations, if an overseas entity controlled by PRC enterprises or individuals conducts an outbound investment with an investment amount of US$300 million or above in one of the non-sensitive areas, it shall report the relevant information to the NDRC before the closing of such investment. For any outbound investment by an overseas entity controlled by PRC enterprises or individuals in one of the sensitive areas listed in the Outbound Investment Sensitive Industry Catalogue (2018 Version) which was promulgated by the NDRC in January 2018 and came into effect on March 1, 2018, or the Outbound Investment Sensitive Industry Catalogue (2018), such investment shall be subject to the NDRC approval requirement. We may be deemed by the regulatory authorities as an overseas entity controlled by PRC individuals and therefore our overseas acquisition may be subject to such reporting or approval procedures.

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

Mr. Vincent Wenbin Qiu, Mr. Junhua Wu and Mr. Michael Qingyu Zhang have completed initial filings with the local counterpart of SAFE relating to their initial investments in us. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, including the annual filing requirement. Furthermore, we may be unable to disclose change of our beneficial owners' shareholding interests in us during the annual filing process of our PRC subsidiaries as required by SAFE. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2018, we had restricted net assets of RMB719.1 million (US$104.6 million).

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the People’s Bank of China, or the PBOC, allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars.

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

We cannot assure you that the preferential income tax rate of our VIE will be maintained in future periods. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises” and meet other criteria under the EIT Law and the related regulations.

Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and is therefore subject to a 15% preferential income tax rate for 2017 and 2018. For the year of 2019, Shanghai Zunyi can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. If Shanghai Zunyi fails to maintain the high and new technology enterprise qualification, its applicable enterprise income tax rate will increase to 25%.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 15, 2019, we had 173,350,964 ordinary shares issued and outstanding, including 160,050,226 Class A ordinary shares, among which 113,551,183 Class A ordinary shares were represented by ADS (excluding 12,016,895 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program), and 13,300,738 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our offerings will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. Some ordinary shares outstanding after our offerings will be available for sale, upon the expiration of the lock-up periods (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent a substantial amount of shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief growth officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu represent 32.1% and 13.3% of the aggregate voting power of our company, respectively, as of March 15, 2019. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Holders of our ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. The holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to directly cast any votes at such meetings. The holders of our ADSs will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, the holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions from the holders of our ADSs, the depositary will vote the underlying Class A ordinary shares represented by their ADSs in accordance with these instructions. The holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A ordinary shares unless they withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is ten calendar days. When a general meeting is convened, the holders of our ADSs may not receive sufficient advance notice of the meeting to permit the holders of our ADSs to withdraw the underlying Class A ordinary shares represented by their ADSs and become the registered holder of such shares to allow the holders of our ADSs to attend the general meeting and to cast their vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of our ADSs from withdrawing the underlying Class A ordinary shares represented by their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for their instructions, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the Class A ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of the holders of our ADSs. This means that the holders of our ADSs may not be able to exercise their right to direct how the underlying Class A ordinary shares represented by their ADSs are voted and they may have no legal remedy if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, the holders of our ADSs will not be able to call a shareholders’ meeting.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against them in the United States in the event that our shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of our company without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over prevailing market prices.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.

Our fourth amended and restated articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the even theses preferred shares have better voting rights than our Class A ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

We believe we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2018, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

The operation of value-added telecommunications businesses in China requires an ICP license, and foreign ownership of value-added telecommunications business is subject to restrictions under current PRC laws, rules and regulations. We hold an ICP license through our PRC consolidated VIE, Shanghai Zunyi, to operate our value-added telecommunications services in compliance with PRC laws and regulations. In April and July 2014, through Shanghai Baozun, we entered into certain contractual arrangements with Shanghai Zunyi and its shareholders under which we gained effective control over the operations of Shanghai Zunyi. Shanghai Zunyi was a dormant company before July 2014, served consumers through our Maikefeng marketplace, including our Maikefeng mobile application and mkf.com website, from 2014 to 2017, and currently provides brand E-commerce service to our brand partners.

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

On May 21, 2015, our ADSs commenced trading on The Nasdaq Global Select Market under the symbol “BZUN.”

In December 2016, we completed a follow-on public offering of our ADSs, in which we issued and sold an aggregate of 9,000,000 Class A ordinary shares represented by 3,000,000 ADSs at US$12.25 per ADS and the selling shareholders sold an aggregate of 3,000,000 ADSs. The aggregate price of the offering amount registered and sold by us was approximately US$36.8 million, of which we received net proceeds of approximately US$33.1 million, after deducting underwriting discounts and commissions and offering expenses payable by us.

In June 2017, we established an innovation center, which focuses on enhancing our IT capabilities and helps us shape the market by developing and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand E-commerce, the implementation of artificial intelligence in brand E-commerce over time and upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services.

In May 2018, we launched our new slogan “Technology empowers future success” as technology is our key growth driver for the future.

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

Our principal executive offices are located at Building B, No. 1268 Wanrong Road, Shanghai 200436, the People’s Republic of China. Our telephone number at this address is +86 21 8026-6000. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017. Our Internet address is www.baozun.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the website of http://www.sec.gov.

B.       Business Overview

We believe we are the leading brand E-commerce service partner in China. We help brands execute their E-commerce strategies in China by selling their goods directly to consumers online or by providing services to assist with their E-commerce operations. Our integrated end-to-end brand E-commerce capabilities encompass all aspects of the E-commerce value chain covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. Leveraging our mastery of the four “I”s – interpretation, implementation, integration and innovation, we deliver omni-channel solutions to create seamless shopping experience across various touch points online and offline, enabling optimal and consistent branding and generating sales results that reflect our brand partners’ unique E-commerce proposition.

With E-commerce in China growing rapidly in scale, more leading brands view E-commerce as a critical part of their expansion strategy. However, as the industry also grows in complexity, brands rely on us as their trusted partner to provide local knowledge and industry expertise in executing and integrating E-commerce strategies. This helps our brand partners avoid significant investment and risks associated with establishing and maintaining their own local infrastructure and developing their own capabilities.

We provide E-commerce solutions to 185 brand partners as of December 31, 2018. These brands encompass diverse categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby; and insurance and automobiles. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

We believe our brand partners value us for our integrated E-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing E-commerce market. Our end-to-end brand E-commerce capabilities allow us to leverage brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ E-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, and on some emerging E-commerce channels, such as WeChat Mini Programs. Since 2016, we have consistently been recognized by Tmall as a “six-star” E-commerce service partner, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. This is the highest ranking awarded to Tmall E-commerce service partners. We also help our brand partners devise and execute O2O strategies to integrate their online and offline retail networks.

Our store operation capabilities, logistics network and warehousing resources are crucial to our success. We provide our brand partners with customized solutions and dedicated personnel with relevant industry expertise and brand-specific training in operating E-commerce stores. We partner with leading nationwide and local logistics service providers to ensure reliable and timely delivery. We are recognized by SF Express, one of the largest Chinese express delivery companies, as one of its top five customers in China. We are able to achieve next-day delivery in over 200 cities across China. As of December 31, 2018, we operated warehouses with an aggregate gross floor area of approximately 350,000 square meters in six strategic cities, serving end customers from mainland China, Hong Kong, Macau and Taiwan. Our warehouse management system can be customized to accommodate differences in product specifications and handle requirements specific to categories ranging from apparel and consumer electronics to beauty and health products. In September 2016, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, became a partner of Cainiao, which enabled us to leverage Cainiao’s network to better serve our brand partners.

Leveraging our proprietary and scalable technology infrastructure and systems and our data analytics capability, we provide integrated E-commerce solutions that synchronize our partners’ online store operations, marketing campaigns, inventory management, order fulfillment and customer service. In June 2017, we established an innovation center which focuses on enhancing our IT capabilities and helps us streamline brand E-commerce operations through intelligent operating systems and digital tools. Our innovation center developed proprietary technologies that have been successfully applied to our operations, including our Cloud-based System Plus, which enables efficient setup of online official brand stores and official brand WeChat Mini Programs with comprehensive functions, and our Retail Operation Support System, or ROSS, which encompasses a series of modules enabling efficient product management, store content management, store event management and customer analysis to facilitate store operations. In addition, we appreciate the importance of information security and have built a solid information security management system as evidenced by our ISO27001 certifications in December 2015 and December 2018, each with a valid term of three years. The scalability of our systems, built on modular implementation and deep knowledge across the E-commerce value chain, allows us to provide customized solutions across categories and channels, and to support a growing array of transactions as we add new brand partners, integrate new channels and accommodate surges in consumer demand.

We continue to win brand partners’ loyalty with our track record of converting their sales and marketing goals into structured solutions that consistently deliver measurable sales results. We analyze diverse consumer behavior data through CRM, our proprietary customer relationship management system. We have also developed our Business Intelligence software, which enables real-time analysis of transaction data across personal computer and mobile channels to make more targeted and insightful marketing recommendations to our brand partners. We believe that our relationships with brand partners will be further strengthened as we increase our solution offerings on more channels, launch more marketing initiatives and campaigns and increase the sales of our brand partners.

Depending on each brand partner’s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our three business models: distribution model, consignment model and service fee model. Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of our brand partners. Under the consignment model and the service fee model, we provide a variety of E-commerce services, such as IT solutions, online store operation, digital marketing and customer service to our brand partners and other customers. Under the consignment model, in addition to these services, we also provide warehousing and fulfillment services. We have been optimizing our business model mix since 2015, which has enabled us to reduce inventory exposures and enhance our profitability. In 2016, 2017 and 2018, GMV from distribution model, or distribution GMV, contributed 22.5%, 13.7% and 9.9% of our total GMV, respectively.

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

Our GMV was RMB11,264.8 million, RMB19,112.2 million and RMB29,426.0 million (US$4,279.8 million) in 2016, 2017 and 2018, respectively. In 2016, 2017 and 2018, our total net revenues were RMB3,390.3 million, RMB4,148.8 million and RMB5,393.0 million (US$784.4 million), respectively. For the same periods, net revenues from product sales accounted for 64.2%, 54.4% and 46.7%, respectively, of our total net revenues. We recorded net income of RMB85.4 million, RMB209.1 million and RMB269.8 million (US$39.2 million) in 2016, 2017 and 2018, respectively. We had non-GAAP net income of RMB119.6 million, RMB267.9 million and RMB346.8 million (US$50.4 million) in 2016, 2017 and 2018, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

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

Depending on each brand partner’s specific needs and characteristics of its product category, our brand partners utilize one or a combination of our solutions under one or a combination of our business models:

•	distribution model;

•	consignment model; and

•	service fee model.

We derive revenues under our business models as follows:

•	Product sales revenues. We derive product sales revenues when we sell products to consumers under the distribution model.

•	Services revenues. We derive services revenues under the service fee model and consignment model.

In 2016, 2017 and 2018, net revenues from product sales accounted for 64.2%, 54.4% and 46.7%, respectively, of our net revenues. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives. Accordingly, our revenue mix may vary over time.

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

Distribution Model

Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of our brand partners. In order to generate product sales, we utilize every aspect of our E-commerce capabilities. Specifically, we utilize our IT and store operation capabilities to set up and operate online stores, including brand stores and marketplace stores. We utilize our warehousing and fulfillment capabilities to store and deliver goods to our consumers. We utilize our customer service capability to facilitate sales and ensure our consumers are satisfied. In order to increase our product sales, we utilize our digital marketing capabilities to boost site traffic and transaction volume. When we operate stores under the distribution model, the sites will typically indicate that Baozun is the seller of the products and, when we deliver goods to our consumers, the invoices and tax receipts will typically bear our name instead of those of our brand partners.

Service Fee Model

Under the service fee model, we provide one or more of the following services in exchange for service fees:

•	IT solutions;

•	online store operation;

•	digital marketing; and/or

•	customer service.

Consignment Model

Under the consignment model, in addition to the above services we may offer under the service fee model, we also provide warehousing and fulfillment services, whereby our brand partners stock goods in our warehouses for future sales and we are responsible for delivering goods to consumers. In contrast with the distribution model, however, we do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in selecting suppliers and generally are not involved in determining product specifications. We may also facilitate our brand partners’ online sales of goods as an agent and charge our brand partners commission fees based on a pre-determined formula.

In addition to serving our brand partners, we also provide digital marketing and other services to other customers under our service fee model.

End-to-end Brand E-commerce Capabilities

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

The flowchart below illustrates our capabilities and the solutions we offer for each aspect of our brand E-commerce operations:

IT Solutions

With our expertise in technology infrastructure and system, web design and our deep understanding of Chinese consumers’ online shopping habits, we help our brand partners set up E-commerce sites that enhance their brands and cater specifically to local consumers. We provide proprietary E-commerce technology which can be customized to and integrated with our brand partners’ existing operation back-end systems in a convenient and cost-effective manner.

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

Our Cloud-based System Plus enables efficient setup of official brand stores and official brand WeChat Mini Programs for our brand partners. It is seamlessly integrated with our E-commerce support systems such as Order Management System, or OMS, and Warehouse Management System, or WMS, to ensure omni-channel synchronization, and allows us to efficiently build up comprehensive functions necessary for official brand stores and official brand WeChat Mini Programs, such as digital marketing, order management, product recommendations, and membership management.

Store Operations

We believe efficient store operations are crucial to our brand partners’ E-commerce business. We staff dedicated operations teams for stores operated by us and maintain proprietary technology infrastructure and system for store operations. Our operations teams closely monitor and are responsible for all activities and the daily upkeep of online stores. The functions of the operations teams and systems broadly fall into three categories: merchandising, site content management and store event management.

•	Merchandising: Each operations team has merchandising staff in charge of maintaining an appropriate level of inventory for online stores by procuring products to be sold on our brand partners’ online stores and forecasting quantities to purchase based on expected demand.

Our operations teams also assist our brand partners in launching products, managing product listing, and processing sales orders in online stores. We manage sales orders through our proprietary order management system that integrates with our other technology platforms to ensure smooth online transactions.

Our merchandising staff monitors store sales through periodic sales reports.

•	Site Content Management: In addition to providing design services during the initial store setup, we also periodically update the content on stores operated by us in order to maintain the appeal of the stores. We have a design services team that helps ensure that brands’ online stores are artfully presented, and refreshed in keeping up-to-date with our brand partners’ latest advertising campaigns. Our design services team regularly works with our brand partners in producing the most updated digital content, including product photography, site banners and other promotional content. For more information about our design services team, see “—Digital Marketing—Creative Contents.”

•	Store Event Management: Our store event management system monitors and identifies events and activities on E-commerce marketplaces or other channels, and systematically manage application and registration procedures in batch processing, including event consolidation, goods identification and data unification, and visual content organization and upload, to improve efficiency and minimize errors. With this robust system, we were able to effectively manage the number of employees engaged in our store event management functions.

Digital Marketing

We believe digital marketing is key in boosting visitor traffic and increasing conversion and overall transaction volume at online stores. Our omni-channel brand E-commerce operation capabilities enable us to effectively leverage diverse data to conduct results-driven marketing planning and execution. We have developed multi-faceted digital marketing capabilities and are able to effectively design and execute marketing plans across various online platforms, including official marketplace stores, brand stores, as well as other major and emerging online media and channels. Our digital marketing service can also be provided independently from our brand E-commerce service and is available to our non-brand partners, which serves as an additional brand partner acquisition channel.

Leveraging our experience in the E-commerce value chain, we have received broad awareness and recognition of our expertise in digital marketing. In 2018, we were awarded the Bronze Award for Data-driven Marketing at the 2018 Greater China Effie Awards, a preeminent advertising award in China’s advertising industry. In addition, we won two bronze awards and one nomination in the ROI Festival 2017, in our first participation in this event, and one silver award and one bronze award in the ROI Festival 2018. The ROI Festival is considered one of the most influential festivals for creative marketing in Asia. We also received agency certifications from reputable companies such as Alibaba Group to become their marketing partner and data mining partner, which we believe will enhance our in-depth understanding of consumer behavior, increase effectiveness of our digital marketing service, as well as further strengthen our advantage in E-commerce operations.

Our digital marketing capabilities include (i) marketing campaign planning and media services; (ii) social marketing; (iii) creative content; and (iv) big data support.

•	Marketing Campaign Planning and Media Services: We provide both marketing campaign planning and media services to our customers. In planning our brand partners’ online advertising media, we first work with our brand partners to determine their most likely and desired audience. Based on that determination, we then identify with our brand partners which media platforms our brand partners’ intended audience is most likely to visit, and we design advertising campaigns crafted to have the most impact on the targeted audience. Our media planning capabilities enable our brand partners to achieve targeted online advertising campaigns, minimize wastage and hence increase their return on investment, or ROI.

We provide in diversified media services for our brand partners, including comprehensive marketing on major E-commerce marketplaces, search engine optimization, and advertising on other popular online media and channels. For example, based on our understanding of the methodologies and mechanisms adopted by search engines, we customize the content of the stores operated by us to achieve high rankings. Where appropriate, we also help our brand partners negotiate arrangements with search engines to favorably list the stores operated by us on search results pages.

•	Social Marketing: Based on our experience, purchase decisions of Chinese E-commerce consumers are heavily influenced by recommendations from family, friends, and colleagues who are considered to be trusted information sources. We believe we are able to provide tremendous value to our brand partners by helping them formulate social marketing strategies and campaigns that encourage consumers’ engagement with their brands and drive consumers’ desire to purchase their products.

One of the most important social marketing channels is social media platforms. We identify the preferred social media platforms of our brand partners’ target consumers and open and operate accounts on these platforms for our brand partners. We create and publish contents on our brand partners’ accounts, and we engage in dialogues with consumers who post on our brand partners’ accounts. We track visitors’ activities and analyze the impact of our social marketing outreach.

In addition, we monitor and respond to comments about our brand partners on internet forums and product review websites. We help identify key opinion leaders on these platforms and work with them in responding to comments about our brand partners. We believe that providing meaningful feedback addressing potential customers’ concerns greatly facilitate their purchase decisions.

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

•	Big Data Support: We use data we collect from our data warehouse and reporting system to understand consumers’ online shopping habits and apply these insights to create impactful marketing campaigns for our brand partners. We are able to analyze such data and provide holistic big data support to our brand partners to help them refine their digital marketing strategies under a results-driven approach. For more information about our data warehouse and reporting system, please see “—Technology Infrastructure and Capabilities—Back-end proprietary technology infrastructure.”

Customer Service

Providing satisfactory pre-sale and post-sale customer services is one of our top priorities. We believe in the importance of real-time customer assistance. Customers can contact us through online chat, phone calls or emails. Pre-sale questions relating to product details comprise most of the questions we receive from customers, and we believe that a great pre-sale customer service experience could encourage customers’ purchases. Customers can access our online representatives and service hotlines from 9 a.m. to 10 p.m. daily (except three days per year during the Chinese New Year holiday).

We assign our brand partners dedicated brand customer service teams who have undergone customer service training, initial and periodic examinations and targeted coaching sessions.

Warehousing and Fulfillment

We have established along the E-commerce value chain a robust logistics network and warehousing capacity to help ensure a smooth and positive shopping experience for consumers of online stores. We adopt a flexible logistics model supported by our robust and advanced warehouse management system. We partner with leading nationwide and quality logistics service providers to ensure reliable and timely delivery to over 500 cities across China through their network. The following flowchart illustrates our warehousing and fulfillment process:

As of December 31, 2018, we operated eleven warehouses with an aggregate gross floor area of approximately 350,000 square meters in Suzhou, Shenzhen, Langfang, Chengdu, Wuxi and Hong Kong. Our warehouses cater to different product categories. We provide value-added services to our brand partners, such as anti-counterfeit code protection and tailor-made packaging. In addition, we also store goods in six other warehouses operated by third parties. With our proprietary warehouse management systems, we are able to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics service provider for delivery to a consumer. Shipments from suppliers first arrive at our warehouses. At each warehouse, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our network. Our warehouse management system is specifically designed to support a large volume of inventory turnover. Our warehouses fulfilled approximately 17.8 million, 28.4 million and 41.7 million orders in 2016, 2017 and 2018, respectively. As of December 31, 2018, our warehouse management processing system was capable of processing 2,270,000 inbound pieces and 2,300,000 outbound orders per day. During the Singles Day promotion in 2018, our warehouse management processing system processed approximately 14.5 million orders, showcasing our ability to support an enormous flow of transactions and order traffic. We closely monitor the speed and service quality of our logistics service providers through consumer surveys and feedbacks from consumers to ensure their satisfaction.

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2018, we provided E-commerce solutions to 185 brand partners primarily under annual or tri-annual service contracts. Our brand partners cover diverse product categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby; and insurance and automobiles. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

Brand Partner Development and Services

Brand Partner Screening and Acquisition

We have implemented a strict and methodical brand selection process. Based on our screening guidelines, we carefully select prospective brand partners, choosing to work only with those that are established in profitable industries and product categories and with long-term potential. In addition, we screen potential brand partners based on criteria such as projected annual GMV and service fees, projected profitability and proposed duration of cooperation. We also conduct due diligence reviews on our prospective brand partners’ qualifications, including whether they hold the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products.

We strategically focus on brand partners in product categories that we believe will help optimize our revenue mix and improve our profitability. We intend to grow our business by adding new brand partners into our brand partner portfolio. We seek to attract new brand partners by providing solutions that enable them to grow their E-commerce business more rapidly and cost-effectively than they could on their own. We have been able to use the capabilities we have developed for our existing brand partners to attract new brand partners. We also intend to attract customers with our high-quality digital marketing services and technology services, and convert such customers into our brand partners.

Brand Partner Services Team

We typically assign each brand partner a dedicated brand partner service team to offer individually tailored services and solutions. All stores across a brand partner’s different channels share the same service team to ensure seamless services to our brand partners.

Channels

We currently provide brand E-commerce services on major marketplaces, such as Tmall and JD.com, and some emerging E-commerce channels, such as WeChat Mini Programs and social media. We also operate official brand stores and provide O2O solutions to our brand partners. We leverage all of these platforms to deliver omni-channel solutions that combine the strengths of diverse platforms to achieve optimal branding effect and sales results responsive to the E-commerce objectives of each brand partner.

Official Marketplace Stores

We maintain close working relationships with the major marketplaces in China, such as Tmall and JD.com. Our brand E-commerce solutions benefit third-party marketplaces by helping them attract new brand retailers. As such, marketplaces are often motivated to work closely with us to facilitate our ability to connect our brand partners to their systems.

We enter into annual platform service agreements with online marketplaces to set up and maintain online stores on these channels. Pursuant to these agreements, we typically pay online marketplaces based on a pre-determined percentage of GMV for transactions settled that varies by product category, and typically ranges from 0.5% to 5.0%. We also pay annual upfront service fees to marketplaces, up to 100% of which may be refunded depending on our sales volume. We also pay security deposits for potential disputes under these agreements.

Official Brand Stores

We also offer to work with our brand partners in setting up and operating their standalone official brand stores. Based on our experience, consumers expect a total brand immersion experience at an official brand store, which may involve a different presentation of a store compared to official marketplace stores that blend the brand’s image with the particular marketplace’s interface. We utilize our in-house design team in crafting online and mobile sites for official brand stores and mobile sites that deliver impactful online presence for our brand partners. As of December 31, 2016, 2017 and 2018, we operated 26, 35 and 42 official brand stores, respectively. As of December 31, 2017 and 2018, we operated mobile sites for 29 and 30 of our brand partners, respectively.

Social Media and other Channels

We work with our brand partners to enhance awareness of their brands on social media and some emerging E-commerce channels. For example, we help our brand partners set up accounts and design their homepage on WeChat and help to regularly update their accounts with stories relating to their products, activities and brands. We also monitor comments on our brand partner’s accounts and work with our brand partners in responding to these comments. In addition, we help brand partners directly integrate their WeChat public accounts with their back-end systems across all marketplace platforms to enable flash sale or routine sale of branded products on social media platforms. We also launch and expand WeChat Mini Programs for our brand partners with established official marketplace stores/official brand stores and operate their WeChat stores for our brand partners.

O2O/New Retail Solutions

We help our brand partners devise and execute O2O and new retail strategies by integrating and utilizing their online/offline retail space and customer data to optimize sales opportunities and encourage a more connected consumer experience. Our omni-channel capabilities help our brand partners achieve optimal branding effect and sales results that are responsive to our brand partners’ E-commerce objectives. We also offer our omni-channel matrix of solutions to our brand partners to help them rapidly establish an online presence. Examples of our O2O capabilities include:

•	allowing consumers to place purchase orders and make payments online, pick up or return and exchange goods offline;

•	aligning consumers’ online and offline loyalty programs;

•	syncing online and offline QR codes;

•	providing brand partners with an effective channel to interact with offline consumers and providing offline consumers with a convenient and reliable channel to online shopping via interactive screens in offline retail stores;

•	devising and executing O2O strategies for traditional brands lacking IT and system integration capabilities but that have strong offline presence; and

•	connecting and integrating brand partners’ offline stores with their Tmall stores and brand hubs.

Payment Service Providers

Third-party marketplaces and our brand partners’ official brand stores provide consumers with the flexibility to choose from a number of payment options. These payment options include online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms, such as Alipay and WeChat Pay.

In addition, official brand stores typically offer a “payment on delivery” payment option. Our logistics partners deliver products to customers’ designated addresses and collect payment on site. In addition to accepting cash, delivery personnel carry mobile POS machines for processing debit cards and credit cards.

Logistics Partners

We deliver orders placed on stores operated by us to all areas in China through reputable third-party couriers with nationwide coverage, such as SF Express, STO Express, YTO Express, EMS and ZTO Express as well as other quality logistics service providers. We are a partner of Cainiao, which enabled us to provide best-in-class services to a wider variety of merchants through Cainiao’s logistics data platform.

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

Technology Infrastructure and Capabilities

We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address E-commerce needs for our brand partners. Our technology systems cover the whole E-commerce value chain, ranging from online store platforms to warehouse management and to data collection and reporting.

The principal components of our proprietary technology infrastructure cover front-end, middle-end and back-end operations systems, including:

Front-end proprietary technology infrastructure

•	Cloud-based System Plus is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. Our Cloud-based System Plus is seamlessly integrated with our E-commerce support systems such as OMS and WMS to ensure synchronization across omni-channel solutions, and allows us to efficiently build up comprehensive functions necessary for an online store, such as digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. The system contains various prototypes to ensure greater efficiency to set up a brand’s online stores, while also supporting comprehensive customization, to best fulfill brand-specific needs. Such system helps us improve our operating efficiency, reduce store maintenance costs, and improve our ability to serve more brand partners.

•	Retail Operation Support System (ROSS) is a system we launched in 2018 to facilitate online store operations which encompasses a series of modules enabling efficient product management, store content management, store event management and customer analysis. ROSS is designed to increase the level of automation and efficiency of store operations. For more information about product management, store content management and store event management, please see “—Our Business Models and Solutions—End-to-end Brand E-commerce Capabilities—Store Operations.”

•	O2O Solutions allow brand partners to tightly integrate their inventories across offline and online channels to sell inventories in offline stores through online stores and to complete returns and exchanges in offline stores for online orders. These solutions provide seamless data integration that cover order routing, customer management, products and inventory intelligence, and delivery optimization.

Middle-end proprietary technology infrastructure

•	Order Management System, or OMS, controls the processing of sales orders by online stores, including order data fetching and transfer and fulfillment. OMS connects both internal and external warehousing systems and is capable of tracking order statuses. OMS also manages all post-sales services such as order canceling, product returns and refunds. OMS is the central node of our E-commerce platform and currently supports all channels including marketplaces and official brand stores.

•	Warehouse Management System, or WMS, assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow.

Back-end proprietary technology infrastructure

•	Data Warehouse and Reporting System collects and organizes data, such as product information, transaction information, consumers’ geographic location and purchase history. Based on the data we collect, our data reporting system generates reports that are useful for both our brand partners and us, such as daily sales reports and inventory reports.

•	Data Exchange Platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system. It also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.

In addition, we also have the following proprietary technology infrastructure:

•	Logistics Management System coordinates the flow of goods between our warehouses and the final address for each package in each order. Our logistics management system is well integrated with the system of third-party couriers to provide multiple levels of services, such as same-day delivery and real-time tracking.

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

We also rely on technologies that we license from third parties. These licenses may not continue to be available to us on commercially reasonable terms in the future. As a result, we may be required to obtain substitute technologies.

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 15, 2019, we owned 71 registered trademarks, copyrights to 48 software programs developed by us relating to various aspects of our operations, and 133 registered domain names.

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

Regulations Regarding Foreign Investment

We provide end-to-end brand E-commerce solutions in China. The principal regulations governing foreign investment in our business in China include:

•	the Guidance Catalog of Industries for Foreign Investment, issued by the NDRC and the MOFCOM in 2017, or the Catalog;

•	the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) issued by the NDRC and the MOFCOM in 2018, or the Negative List;

•	the Notice on the Relevant Issues concerning the Examination, Approval and Administration of Foreign Investment in Internet and Vending Machine Sales, issued by the MOFCOM in 2010;

•	the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council in 2001 and amended in 2008 and 2016, respectively; and Industry Catalog Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category and open to foreign investment unless specifically restricted by other PRC regulations; and

•	the Foreign Investment Law, promulgated by the National People’s Congress on March 15, 2019, which will become effective on January 1, 2020.

Depending on each brand partner’s specific needs and the characteristics of its industry, we generally operate our brand E-commerce business based on one of three models:

•	the service fee model;

•	the consignment model; and

•	the distribution model.

Under the service fee model, we provide IT, online store operations, marketing, design and other technical services to our brand partners in exchange for service fees. Pursuant to the latest Catalog amended in June 2017 and became effective in July 2017, which has been partially superseded by the Negative List in July 2018, provision of technical services and consultations falls into the encouraged or permitted category. Our PRC subsidiaries have obtained all material approvals requisite for providing such services.

Under the consignment model and the distribution model, we sell goods directly to consumers through E-commerce platforms either on behalf of our brand partners or under our own name. Such online sale of commodities which was once in the restricted category and the establishment of foreign-invested enterprises in the industry (including wholly foreign-owned enterprises) was subject to approvals by the MOFCOM or its provincial counterparts. However, the Negative List which became effective in July 2018 has continued to remove online sale of commodities from the restricted category and it now falls into the permitted category.

Under the Foreign Investment Law, foreign investors are not allowed to invest in fields prohibited in the Negative List. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in the Negative List shall satisfy the conditions stipulated in the Negative List. Foreign investment in fields beyond the Negative List is entitled to the national treatment. The national treatment refers to a treatment granted to foreign investment, which is no less favorable than that granted to domestic investment. However, since the Foreign Investment Law is newly enacted and not yet effective, there remain high uncertainties in the interpretation and enforcement of the law.

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

Foreign Investment in Value-Added Telecommunications Businesses. Pursuant to the Negative List which became effective in July 2018, the provision of value-added telecommunications services generally falls in the restricted category.

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

To comply with such foreign ownership restrictions, we currently hold an ICP license through our PRC consolidated VIE, Shanghai Zunyi. We also currently hold an ICP license for online data processing and transaction processing business (operational E-commerce) through our PRC subsidiary, Shanghai Baozun.

Regulation Relating to Distribution of Specific Types of Goods

Our online sales business covers diverse categories of brand products, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby; and insurance and automobiles. Because distribution of certain special types of goods is subject to government approvals or legal requirements, we are required to either hold a variety of licenses and permits or meet certain requirements in connection with various aspects of our business.

For example, according to the Decision on the Adjustment of Administrative Examination and Approval Items issued by the State Council in October 2014, an enterprise is required to obtain a Food Distribution Permit to start the food distribution business. Pursuant to the Administrative Measures for the Permit of Food Business issued by China Food and Drug Administration, the predecessor of the State Drug Administration, in August 2015, the Food Distribution Permit will be gradually replaced by the Food Business Permit commencing from October 2015. Our PRC subsidiaries, Shanghai Baozun, Shanghai Fengbo, and our consolidated VIE, Shanghai Zunyi, have obtained a Food Business Permit respectively. In addition, Shanghai Baozun has obtained an Alcoholic Goods Retail Permit for retail of alcoholic goods pursuant to Shanghai Alcoholic Goods Production and Marketing Management Regulations issued by the Standing Committee of Shanghai Municipality People’s Congress in September 2010.

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

The principal regulations governing promotion and advertising activities in China include the PRC Anti-Unfair Competition Law promulgated in 1993 and amended in 2017, the PRC Pricing Law promulgated in 1997, and the PRC Advertising Law. Under the PRC Advertising Law promulgated in 1994, advertising operators and advertising distributors are all required to ensure that the content of advertisements they produce or disseminate are true and in full compliance with applicable law and regulations, and are prohibited from conveying misleading, false or inaccurate information through advertising. The PRC Advertising Law was amended in April 2015 and October 2018, respectively. Pursuant to the PRC Advertising Law, advertising operators and advertising distributors will be subject to more stringent requirements and obligations. For example, entities or individuals shall not send advertisements to customers’ telephones, mobile or email accounts without the customers’ consents or requests, and any advertisement containing any kind of misleading, false or inaccurate information with respect to product quality, constituents, functionality, price, sales performance or other features will be deemed as deceptive advertising and will subject the advertising operators and distributors to penalties more severe than those under the original law. In addition, the PRC Anti-Unfair Competition Law further imposes stringent requirements on various promotional activities, such as prize-giving sales and bundling sales. For example, under prize-giving sales, the value of prize should be no more than RMB50,000 (US$7,700). Violation of these requirements may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish a correction to the misleading information.

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

In August 2018, the Standing Committee of the National People’s Congress promulgated the E-commerce Law, which took effect in January 2019. The E-commerce Law proposes a series of requirements on E-commerce operators, including third-party E-commerce platform operators, registered product or service providers of platforms, and product or services providers operating through a self-built website or any other network. For example, the E-commerce Law requires E-commerce operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires E-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers' consent to such tie-in sales by default. The E-commerce Law also organized rules on E-commerce contact execution and performance between E-commerce product/service providers and customers.

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

Regulations on Tax

Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs. The EIT Law and its implementation rules permit High and New Technology Enterprises (as defined in the EIT Law), to benefit from a preferential enterprise income tax rate of 15% subject to these High and New Technology Enterprises meeting certain qualification criteria.

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

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services falling under the category of service industry in China were required to pay a business tax at a tax rate of 5% of their revenues with certain exceptions. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on a nationwide basis in the PRC. Under the pilot plan, a VAT rate of 6% applies to some modern service industries. On December 12, 2013, the PRC Ministry of Finance and the State Administration of Taxation released a new circular to further expand the scope of taxable services for the value-added tax. From May 1, 2016, the scope of the tax reform will be further expanded to include all industries according to the Circular on Implementation of the Pilot Program of Value Added Tax Reform in All Industries, which was released by the PRC Ministry of Finance and the State Administration of Taxation on March 23, 2016. In April 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. In March 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax, or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 will become effective on April 1, 2019, and shall supersede then existing provisions which are inconsistent with Announcement 39.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was further amended in May 2015. SAFE Circular 59 substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised by the Notice of the State Administration of Foreign Exchange Concerning the Repealing and Invalidation of Certain Regulatory Documents and Relevant Clauses on Foreign Exchange Administration promulgated in October 2018, and the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment promulgated in February 2015, or SAFE Circular 13, which specify that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

As there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how these rules will be implemented in practice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China— PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to grow through acquisitions.” The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.”

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
Shanghai Yingsai Advertisement Limited (PRC)
Shanghai Bodao E-Commerce Limited (PRC)
Baozun Hongkong Limited (Hong Kong)
Shanghai Zunyi Business Consulting Ltd.(1) (PRC)
100%
Shanghai Fengbo E-Commerce Limited (PRC)
Direct Ownership
Contractual arrangements

(1)	Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder and a shareholder. Its business includes providing brand E-commerce service to our brand partners.

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

Exclusive Technology Service Agreement. On April 1, 2014, Shanghai Zunyi and Shanghai Baozun entered into an exclusive technology service agreement. Pursuant to the exclusive technology service agreement, Shanghai Baozun has the exclusive right to provide specified technology services to Shanghai Zunyi. Without the prior written consent of Shanghai Baozun, Shanghai Zunyi may not accept the same or similar technology services provided by any third party during the term of the agreement. Shanghai Zunyi agrees to pay to Shanghai Baozun a service fee of 95% of the net revenues of Shanghai Zunyi and extra service fees for additional services provided by Shanghai Baozun as requested by Shanghai Zunyi within three months after each calendar year for the services provided in the preceding year. The agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun, and shall be terminated when the operating term of Shanghai Baozun or Shanghai Zunyi expires. To the extent permitted by law, Shanghai Zunyi is not contractually entitled to terminate the exclusive technology service agreement with Shanghai Baozun.

Exclusive Call Option Agreement. On April 1, 2014, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into an exclusive call option agreement. Each of Shanghai Zunyi’s shareholders have granted Shanghai Baozun an exclusive call option to purchase their equity interests in Shanghai Zunyi at an exercise price equal to the higher of (i) the registered capital of Shanghai Zunyi; and (ii) the minimum price as permitted by applicable PRC laws. Shanghai Zunyi has further granted Shanghai Baozun an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Shanghai Baozun may nominate another entity or individual to purchase the equity interests or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interests or assets pursuant to the call option. Shanghai Baozun is entitled to all dividends and other distributions declared by Shanghai Zunyi, and each of the shareholders of Shanghai Zunyi has agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in Shanghai Zunyi and to pay any such distributions or premium to Shanghai Baozun with deduction of applicable taxes. The exclusive call option agreement remains in effect until the equity interest and assets that are the subject of such agreements are transferred to Shanghai Baozun or its designated entities or individuals. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the exclusive call option agreement with Shanghai Baozun.

Proxy Agreement. On July 28, 2014, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into a voting right proxy agreement, or the Proxy Agreement. Each shareholder of Shanghai Zunyi granted an irrevocable power of attorney to Shanghai Baozun that authorizes any person designated by Shanghai Baozun to exercise his rights as an equity holder of Shanghai Zunyi, including the right to attend and vote at equity holders’ meetings and appoint directors. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. If (i) the operating term of Shanghai Baozun or Shanghai Zunyi expires; or (ii) the parties thereto mutually agree on an early termination, the proxy agreement may be terminated. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the proxy agreement with Shanghai Baozun.

Equity Interest Pledge Agreements. On July 28, 2014, Shanghai Zunyi and its shareholders entered into equity interest pledge agreements with Shanghai Baozun. The shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun to secure their and Shanghai Zunyi’s obligations under certain of the aforementioned agreements and other agreed obligations and as collateral for all of the amounts payable by Shanghai Zunyi to Shanghai Baozun under those agreements. If any event of default as defined under this agreement occurs, Shanghai Baozun, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any increase in the registered capital of Shanghai Zunyi will be further pledged in favor of Shanghai Baozun. The equity interest pledge agreements will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. Under PRC laws, the equity pledge is required to be registered with the SAMR, formerly known as the SAIC, or its competent branches for perfection. The equity pledge of Shanghai Zunyi has already been registered with the relevant branch of the SAIC.

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

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 39,536 square meters of offices and operation centers as of December 31, 2018. In addition, as of December 31, 2018, we leased ten warehouses with an aggregate gross floor area of approximately 231,500 square meters in Suzhou, Shenzhen, Langfang, Chengdu, Wuxi and Hong Kong. Our premises are leased under operating lease agreements from unrelated third parties.

In addition, as of December 31, 2018, we owned the land use right for an area of 133,542.40 square meters, located in Suzhou, China, along with title to buildings with a gross floor area of 118,201.97 square meters located on that land that we use as a warehouse.

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

Overview

We believe we are the leading brand E-commerce service partner in China. We provide E-commerce solutions to 185 brand partners as of December 31, 2018. These brands encompass diverse categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby; and insurance and automobiles. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

We believe our brand partners value us for our integrated E-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing E-commerce market. Our end-to-end brand E-commerce capabilities allow us to leverage our brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ E-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, and some emerging E-commerce channels, such as WeChat Mini Programs. Since 2016, we have consistently been recognized by Tmall as a “six-star” E-commerce service partner, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. This is the highest ranking awarded to Tmall E-commerce service partners. We also help our brand partners devise and execute O2O strategies to integrate their online and offline retail networks.

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

Our GMV was RMB11,264.8 million, RMB19,112.2 million and RMB29,426.0 million (US$4,279.8 million) in 2016, 2017 and 2018, respectively. In 2016, 2017 and 2018, our total net revenues were RMB3,390.3 million, RMB4,148.8 million and RMB5,393.0 million (US$784.4 million), respectively. For the same periods, net revenues from product sales accounted for 64.2%, 54.4% and 46.7%, respectively, of our total net revenues. We recorded net income of RMB85.4 million, RMB209.1 million and RMB269.8 million (US$39.2 million) in 2016, 2017 and 2018, respectively. We had non-GAAP net income of RMB119.6 million, RMB267.9 million and RMB346.8 million (US$50.4 million) in 2016, 2017 and 2018, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving the retail industry and online retail, including:

•	Levels of per capita disposable income and consumer spending in China and our target markets. Consumer spending power has been rising in China and in our other target markets in Asia, including Hong Kong and Taiwan. The growth of the E-commerce market in these markets depends on continued increase in consumption.

•	Development and popularity of E-commerce in China and in our target markets. Driven by the growth of the internet, broadband, personal computer and mobile penetration and the development of fulfillment, payment and other ancillary services associated with online purchases, E-commerce is expected to rapidly rise in significance in China and in our other target markets in Asia. The growing number of online shoppers has made online marketplaces and other E-commerce channels popular retail platforms for brands. The growth of our business depends on the development and popularity of E-commerce, and the value of E-commerce as part of the expansion strategies of brands.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company-specific factors, including the following major factors:

•	Our ability to retain and attract brand partners. The number of our brand partners directly affects our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.

•	Our ability to increase GMV. Increases in GMV and revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to consumers and expand product offerings.

•	Our ability to enhance cooperation with marketplaces and other channels. We generate a substantial portion of our revenues through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com and some emerging channels, such as WeChat Mini Programs.

•	Our ability to innovate. Our ability to innovate and continue to strategize new value-added brand E-commerce service through improved technologies, especially data analytics and marketing know-how, is key to better serving our brand partners and helping them enhance their E-commerce success. This will in turn contribute to our ability to retain and attract brand partners, sell more solutions and generate more revenues.

•	Our ability to manage our business model mix. We generally operate E-commerce businesses for our brand partners based on one of our three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In addition to serving our brand partners, we also provide digital marketing and other services to other customers under our service fee model. Our net revenues as a percentage of our GMV and our profitability could vary depending on the mix of our product sales revenues and services revenues.

•	Our ability to manage our product mix. Our product mix affects our revenue mix and profitability. Depending on the product category, we may derive more revenues from product sales than services, or vice versa, which may further impact our profitability.

•	Our ability to manage pricing of our products and to maintain the level of fees for our services. We generate revenues from product sales and from services. Accordingly, our results of operations depend on our ability to manage product pricing, and our ability to maintain the level of services fees charged to our brand partners and other customer.

•	Our ability to effectively invest in our technology platform and fulfillment infrastructure. Our results of operations depend in part on our ability to invest in our technology platform and fulfillment infrastructure cost-effectively.

•	Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics service providers. Our ability to gain better insight into inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

Financial Operations Overview

The following describes key components of our statements of operations:

Revenues

We generate revenues from two revenue streams: (i) product sales and (ii) services. We generally operate E-commerce businesses based on one of our three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues when we sell products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and sell branded goods directly to consumers through our online stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data.

We derive services revenues under the consignment model and service fee model. Under the consignment model and service fee model, we provide a variety of E-commerce services, such as IT solutions, online store operation, digital marketing, and customer service to our brand partners and other customers. Under the consignment model, in addition to the services provided under the service fee model, we also provide warehousing and fulfillment services, whereby our brand partners stock goods in our warehouses for future sales and we act as an agent to facilitate our brand partners’ online sales of their branded products as we bear no physical and general inventory risk and have no discretion in establishing price.

For services provided under the consignment model or service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In particular, variable fees based on GMV is calculated using a predetermined ratio that we have negotiated with our brand partners, which may vary depending on factors such as the type and extent of the services we render. Revenue generated from some IT solutions such as one-time online store design and setup services is recognized at a point in time when the services are rendered. Revenue generated from services relating to online store operation, digital marketing, customer services, and warehousing and fulfillment are recognized over the service term in the amount including fixed fees and/or variable fees to which we have a right to invoice.

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	2,176,447	64.2	2,257,632	54.4	2,516,862	366,062	46.7
Services	1,213,828	35.8	1,891,176	45.6	2,876,175	418,322	53.3
Total net revenues	3,390,275	100.0	4,148,808	100.0	5,393,037	784,384	100.0

The following table sets forth the following operating data for each period indicated.

	For the Year Ended December 31,
	2016	2017	2018
Number of brand partners as of the period end(1)	133	152	185
Number of GMV brand partners as of the period end(2)	122	146	178
Total GMV(3) (RMB in millions)	11,264.8	19,112.2	29,426.0
Distribution GMV(4)	2,534.1	2,620.2	2,902.0
Non-distribution GMV(5)	8,730.7	16,492.0	26,524.0
Average GMV per GMV brand partner(6) (RMB in millions)	102	142	182

(1)	Brand partners are defined as companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names.

(2)	GMV brand partners are brand partners that contributed to our GMV during the period.

(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits at such stores and which have been settled offline. Our calculation of GMV includes value added tax but excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

(4)	Distribution GMV refers to the GMV under the distribution business model.

(5)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

(6)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Our net revenues as a percentage of our GMV decreased from 30.1% in 2016 to 21.7% in 2017 and further to 18.3% in 2018. Our net revenues as a percentage of our GMV in 2018 decreased due to increase in the proportion of revenues generated from services. The trend of our net revenues as a percentage of our GMV in the future depends on the relative proportion of services revenues and product sales revenue.

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
Net revenues	3,390,275	100.0	4,148,808	100.0	5,393,037	100.0
Operating expenses
Cost of products	(1,921,856)	(56.7)	(1,917,467)	(46.2)	(2,034,852)	(37.7)
Fulfillment	(540,857)	(16.0)	(818,173)	(19.7)	(1,262,302)	(23.4)
Sales and marketing	(658,819)	(19.4)	(910,843)	(22.0)	(1,338,970)	(24.8)
Technology and content	(95,638)	(2.8)	(140,689)	(3.4)	(268,973)	(5.0)
General and administrative	(88,274)	(2.6)	(116,554)	(2.8)	(154,845)	(2.9)
Other operating expenses, net	5,235	0.2	11,250	0.3	22,678	0.4
Total operating expenses	(3,300,209)	(97.3)	(3,892,476)	(93.8)	(5,037,264)	(93.4)

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Inbound shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the consumers. Our cost of products does not include other direct costs related to cost of product sales such as shipping and handling expenses, payroll and benefits of staff, rental expenses of logistic centers and depreciation expenses. Therefore our cost of products may not be comparable to other companies which include such expenses in their cost of products.

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. We expect our fulfillment expenses to increase as we will hire additional fulfillment personnel and lease more warehouses or cooperate with more warehouse operators to meet the demand driven by the increase in GMV and the expansion of our fulfillment services. We plan to make our fulfillment operations more efficient by setting up automated warehouse facilities to make full use of the available space and improve the workflow efficiency.

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. Our sales and marketing expenses have increased in recent years primarily due to the growth of our sales and marketing team and an expansion of our marketing efforts. We expect that our sales and marketing expenses will continue to increase due to our increased sales volume contributed by our existing and new brand partners and as we devote further efforts to expand digital marketing services for our brand partners and other customers and engage in additional advertising activities to increase the GMV of stores operated by us.

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

Before May 1, 2018, we are subject to VAT at a rate of 17% on product sales and 6% on our services, in each case less any deductible VAT we have already paid or borne. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rate of 17% and 11% are changed into 16% and 10%, respectively. In March 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax, or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to VAT tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 will become effective on April 1, 2019, and shall supersede then existing provisions which are inconsistent with Announcement 39. Therefore, after May 1, 2018, the VAT tax rates of our PRC subsidiaries changed from 17% to 16% on product sales. VAT tax rate of our service revenue remains to be the same as that before May 1, 2018, which is 6%. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital entered into on August 21, 2006 and receives approval from the relevant tax authority. If the relevant Hong Kong entities satisfy all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entities would be subject to withholding tax at the standard rate of 5%.

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

Revenue Recognition

In May 2014, the FASB issued an accounting standards update Revenue from Contracts with Customers (ASC Topic 606) that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We adopted this standard on January 1, 2018 using a full retrospective approach.

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. We concluded that the cumulative effect to the beginning balance of shareholders’ equity as of January 1, 2016 by implementation of the ASC 606 is not significant while the balance sheet presentation related to return allowance is retrospectively adjusted. With the adoption of ASC 606, we recognize allowance for estimated sales returns on a gross basis rather than a net basis on the consolidated balance sheet. We now record a right of return asset for products we expects to receive back from customers within other current assets and a liability for refunds payable within accrued expenses and other current liabilities on our consolidated balance sheet.

Our revenue recognition policies effective on the adoption date of ASC 606 are as follows:

We provide brand E-commerce solutions to our brand partners and the revenues are derived principally from product sales and services.

Product Sales

We generate product sales revenues primarily through selling products on behalf of brand partners to consumers under the distribution model. Under this model, we identified one performance obligation which is to sell goods selected and purchased from our brand partners and/or their authorized distributors directly to customers through online stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) we rather than the brand partner, are primarily responsible for fulfilling the promise to provide the specified good; (ii) we bear the physical and general inventory risk once the products are delivered to our warehouse; (iii) we have discretion in establishing price.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to consumers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data we have maintained and its analysis of returns by categories of products.

A majority of our customers make online payments through third-party payment platforms when they place orders on websites of our online stores. The funds will not be released to us by these third-party payment platforms until the customers accept the delivery of the products at which point we recognize sales of products. A portion of our customers pay upon the receipt of products. Our delivery service providers collect the payments from our customers for us. We record a receivable on the balance sheet with respect to cash held by third-party couriers.

We utilize delivery service providers to deliver products to its consumers (“shipping activities”) but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill our promise to transfer the products and are recorded as fulfillment expenses.

Services

In some instances, we act as an agent to facilitate our brand partners’ online sales of their branded products, as we bear no physical and general inventory risk and have no discretion in establishing price, we have determined that revenue from our sales of products under these arrangements are service fees in nature.

We provide a variety of E-commerce services including IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment sevices which brand partners may elect to use all or some of them that best fit their needs. Each category of the service provided is considered as one performance obligation as they are distinct from each other. Most of our service contracts including multiple performance obligations as they include provision of a combination of various services based on our brand partner’s requirements. We charge brand partners a combination of fix fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine the stand-alone selling price based on the prices charged to customers or expected cost plus margin.

Revenue generated from some IT solutions such as one-time online store design and setup services is recognized at a point in time when the services are rendered while, revenue generated from other services are recognized over the period of time during the service term. We apply the practical expedient to recognize the services except for one-time online store design and setup services in the amount to which we have a right to invoice on a monthly basis with a credit period of one month to four months.

Revenue generated from these service arrangements is recognized on a gross basis and presented as services revenue on the consolidated statements of operations.

All the costs that we incur in the provision of the above services are classified as operating expenses on our consolidated statements of operations.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

We sometimes receive advance payments from consumers before the service is rendered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Practical Expedients and Exemptions

We elect not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which we recognize revenue at the amount to which it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

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

We adopt different strategies to deal with non-seasonal and seasonal demands. In addition, we actively track the sales data and make timely adjustments to our procurement plan in order to minimize the chance of excess unsold inventory. As a result, our obsolete inventory has not been significant. Our inventory provision is made for valuation of inventory at the lower of cost or market value. In addition, we generally reserve for inventories on hand aging over certain period of time. Inventory provisions charged to cost of products were RMB38.8 million, RMB42.3 million and RMB38.7 million (US$5.6 million) for 2016, 2017 and 2018, respectively.

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

The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2016, 2017 and 2018, we did not have any significant unrecognized uncertain tax positions.

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

Recently Issued Accounting Pronouncements Not Yet Adopted

See Item 18 of Part III, “Financial Statements—Note 2—Summary of Principal Accounting Policies—(ag) Recently Issued Accounting Pronouncements.”

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

	For the year ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	2,176,447	64.2	2,257,632	54.4	2,516,862	366,062	46.7
Services	1,213,828	35.8	1,891,176	45.6	2,876,175	418,322	53.3
Total net revenues	3,390,275	100.0	4,148,808	100.0	5,393,037	784,384	100.0
Operating expenses(1)
Cost of products	(1,921,856)	(56.7)	(1,917,467)	(46.2)	(2,034,852)	(295,957)	(37.7)
Fulfillment	(540,857)	(16.0)	(818,173)	(19.7)	(1,262,302)	(183,594)	(23.4)
Sales and marketing	(658,819)	(19.4)	(910,843)	(22.0)	(1,338,970)	(194,745)	(24.8)
Technology and content	(95,638)	(2.8)	(140,689)	(3.4)	(268,973)	(39,121)	(5.0)
General and administrative	(88,274)	(2.6)	(116,554)	(2.8)	(154,845)	(22,521)	(2.9)
Other operating income, net	5,235	0.2	11,250	0.3	22,678	3,298	0.4
Total operating expenses	(3,300,209)	(97.3)	(3,892,476)	(93.8)	(5,037,264)	(732,640)	(93.4)
Income from operations	90,066	2.7	256,332	6.2	355,773	51,744	6.6
Other income (expenses)
Interest income	11,869	0.3	13,350	0.3	8,017	1,166	0.1
Interest expense	—	—	(4,252)	(0.1)	(13,058)	(1,899)	(0.2)
Gain on disposal of investment	—	—	5,464	0.1	—	—	—
Impairment loss of investments	—	—	(6,227)	(0.1)	(9,021)	(1,312)	(0.2)
Exchange gain (loss)	320	0.0	(21)	0.0	(5,991)	(871)	(0.1)
Income before income tax and share of loss in equity method investment	102,255	3.0	264,646	6.4	335,720	48,828	6.2
Income tax expense	(16,831)	(0.5)	(54,251)	(1.3)	(64,953)	(9,447)	(1.2)
Share of loss in equity method investment	—	—	(1,265)	(0.0)	(996)	(145)	(0.0)
Net income	85,424	2.5	209,130	5.0	269,771	39,236	5.0
Net (income) loss attributable to noncontrolling interests	1,209	0.0	(264)	(0.0)	(59)	(9)	(0.0)
Net income attributable to ordinary shareholders of Baozun Inc.	86,633	2.5	208,866	5.0	269,712	39,227	5.0
Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	0.58	0.0	1.29	0.0	1.59	0.23	0.0
Diluted	0.53	0.0	1.19	0.0	1.50	0.22	0.0
Net income per ADS(2)
Basic	1.74	0.0	3.87	0.0	4.76	0.69	0.0
Diluted	1.59	0.0	3.56	0.0	4.51	0.66	0.0
Weighted average shares used in calculating net income per ordinary share
Basic	149,935,100	—	162,113,815	—	169,884,906	169,884,906	—
Diluted	163,926,674	—	176,115,049	—	179,327,029	179,327,029	—

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

(2)	Each ADS represents three Class A ordinary shares.

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)

Fulfillment	(1,755)	(2,904)	(5,831)	(848)
Sales and marketing	(13,370)	(20,363)	(28,346)	(4,123)
Technology and content	(7,875)	(13,822)	(13,445)	(1,956)
General and administrative	(11,185)	(21,142)	(28,240)	(4,107)
	(34,185)	(58,231)	(75,862)	(11,034)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018.

Net Revenues

Our total net revenues increased by 30.0% from RMB4,148.8 million in 2017 to RMB5,393.0 million (US$784.4 million) in 2018. Net revenues generated from product sales increased by 11.5% while net revenues from services increased by 52.1%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products and improvement in the effectiveness of our marketing and promotional campaigns, partially offset by a decrease in product sales revenue resulting from transition of a leading electronics brand partner from the distribution model to the consignment model in September 2017. The increase in our net revenues generated from services was primarily due to the rapid growth in sales from existing brand partners and the addition of new brand partners under our consignment model and service fee model.

Operating Expenses

Our operating expenses increased by 29.4% from RMB3,892.5 million in 2017 to RMB5,037.3 million (US$732.6 million) in 2018. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 6.1% from RMB1,917.5 million in 2017 to RMB2,034.9 million (US$296.0 million) in 2018. Cost of products as a percentage of net revenues from product sales decreased from 84.9% in 2017 to 80.8% in 2018 primarily due to the transition of a leading electronics brand partner’s business with lower product margin from the distribution model to the consignment model in September 2017.

Fulfillment Expenses. Our fulfillment expenses increased by 54.3% from RMB818.2 million in 2017 to RMB1,262.3 million (US$183.6 million) in 2018. This increase was primarily due to the increase in GMV from RMB19,112.2 million in 2017 to RMB29,426.0 million (US$4,279.8 million) in 2018 and specifically, (i) an increase of RMB230.5 million (US$33.5 million) in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase of RMB117.8 million (US$17.1 million) in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 47.0% from RMB910.8 million in 2017 to RMB1,339.0 million (US$194.7 million) in 2018. This increase was primarily due to an increase in marketing and platform service fees from RMB537.1 million in 2017 to RMB824.4 million (US$119.9 million) in 2018, resulting from an increase in our advertising expenditures mainly on Tmall, as we engaged in more advertising activities to increase our GMV, and an increase in expenses incurred relating to digital marketing service. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and expansion in the number of online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 91.2% from RMB140.7 million in 2017 to RMB269.0 million (US$39.1 million) in 2018. The increase was primarily due to increased investment in our innovation center and the development of new and innovative technologies, including an increase in technology-focused staff.

General and Administrative Expenses. Our general and administrative expenses increased by 32.9% from RMB116.6 million in 2017 to RMB154.8 million (US$22.5 million) in 2018. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Other Operating Income, Net. Our other operating income, net, increased by 101.6% from RMB11.3 million in 2017 to RMB22.7 million (US$3.3 million) in 2018. The increase was primarily due to the increase in government subsidies received.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB256.3 million in 2017 to RMB355.8 million (US$51.7 million) in 2018.

Interest Income

Our interest income decreased from RMB13.4 million in 2017 to RMB8.0 million (US$1.2 million) in 2018. This decrease was primarily due to lower average balance of short-term investment in 2018.

Interest Expense

Our interest expense increased from RMB4.3 million in 2017 to RMB13.1 million (US$1.9 million) in 2018. This increase was primarily due to higher average balance of our borrowings in 2018.

Gain on Disposal of Investment

Our gain on disposal of investment was nil in 2018 compared with RMB5.5 million in 2017. Our gain on disposal of investment in 2017 was due to transfer of equity interests we held in equity investees.

Impairment Loss of Investments

Our impairment loss of investments was RMB9.0 million (US$1.3 million) in 2018 compared with RMB6.2 million in 2017. Our impairment of investments in 2018 was due to the loss of investment in equity investees without readily determinable fair value. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Loss

Our exchange loss increased from RMB21.4 thousand in 2017 to RMB6.0 million (US$0.9 million) in 2018. This increase was primarily due to the depreciation of RMB against the U.S. dollar, as we had net liabilities in U.S. dollar during 2018.

Income Tax Benefit (Expense)

Our income tax expense was RMB65.0 million (US$9.4 million) in 2018, compared with RMB54.3 million in 2017. Our income tax expense in 2018 was due to taxable profit generated in the same period.

Share of Loss in Equity Method Investment

Our share of loss in equity method investment was RMB1.0 million (US$0.1 million) in 2018, compared with RMB1.3 million in 2017. Our share of loss in equity method investment in 2018 resulted from our investment in Baozun-CJ and other equity investees.

Net Income

As a result of the foregoing, our net income increased by 29.0% from RMB209.1 million in 2017 to RMB269.8 million (US$39.2 million) in 2018.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB269.7 million (US$39.2 million) in 2018, compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB208.9 million in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017.

Net Revenues

Our total net revenues increased by 22.4% from RMB3,390.3 million in 2016 to RMB4,148.8 million in 2017. Net revenues generated from product sales increased by 3.7% while net revenues from services increased by 55.8%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products and improvement in the effectiveness of our marketing and promotional campaigns, partially offset by a decrease in product sales revenue resulting from the transition of a leading electronics brand partner from the distribution model to the consignment model in September 2017. The increase in our net revenues generated from services was primarily due to increase in sales of apparel products sold by existing brand partners as they expanded their online presence and the addition of new brand partners in the same category.

Operating Expenses

Our operating expenses increased by 17.9% from RMB3,300.2 million in 2016 to RMB3,892.5 million in 2017. This increase was due to the growth of our business, which has resulted in increases in our fulfillment expenses, sales and marketing expenses, general and administrative expenses, and technology and content expenses, partially offset by a slight decrease in cost of products.

Cost of Products. Our cost of products decreased by 0.2% from RMB1,921.9 million in 2016 to RMB1,917.5 million in 2017. Cost of products as a percentage of net revenues from product sales decreased from 88.3% in 2016 to 84.9% in 2017 primarily due to the transition of a leading electronics brand partner’s business with lower product margin from the distribution model to the consignment model in September 2017.

Fulfillment Expenses. Our fulfillment expenses increased by 51.3% from RMB540.9 million in 2016 to RMB818.2 million in 2017. This increase was primarily due to the increase in GMV from RMB11,264.8 million in 2016 to RMB19,112.2 million in 2017 and specifically, (i) an increase of RMB137.2 million in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase of RMB87.3 million in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in the percentage of total orders fulfilled by a premium delivery service provider and an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 38.3% from RMB658.8 million in 2016 to RMB910.8 million in 2017. This increase was primarily due to an increase in marketing and platform service fees from RMB409.2 million in 2016 to RMB537.1 million in 2017, resulting from an increase in our advertising expenditures on Tmall, as we engaged in more advertising activities to increase the GMV of stores operated by us. This increase was also attributable to increases in personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and expansion in the number of online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 47.1% from RMB95.6 million in 2016 to RMB140.7 million in 2017. The increase was primarily due to increased investment in our innovation center and the development of new and innovative technologies, including an increase in technology-focused staff.

General and Administrative Expenses. Our general and administrative expenses increased by 32.0% from RMB88.3 million in 2016 to RMB116.6 million in 2017. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Other Operating Income, Net. Our other operating income, net, increased by 114.9% from RMB5.2 million in 2016 to RMB11.3 million in 2017. The increase was primarily due to the increase in government subsidies received.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB90.1 million in 2016 to RMB256.3 million in 2017.

Interest Income

Our interest income increased from RMB11.9 million in 2016 to RMB13.4 million in 2017. This increase was primarily due to higher average balance of short-term investment in 2017 with higher interest rate.

Gain on Disposal of Investment

Our gain on disposal of investment was RMB5.5 million in 2017 compared with nil in 2016. Our gain on disposal of investment in 2017 was due to transfer of equity interests we held in equity investees.

Impairment loss of Investments

Our impairment loss of investments was RMB6.2 million in 2017 compared with nil in 2016. Our impairment of investments in 2017 was due to the loss of investment in equity investees without readily determinable fair value. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Income Tax Benefit (Expense)

Our income tax expense was RMB54.3 million in 2017, compared with RMB16.8 million in 2016. Our income tax expense in 2017 was due to taxable profit generated in the same period.

Share of Loss in Equity Method Investment

Our share of loss in equity method investment was RMB1.3 million in 2017, compared with nil in 2016.  Our share of loss in equity method investment in 2017 resulted from our investment in Baozun-CJ.

Net Income

As a result of the foregoing, our net income increased by 144.8% from RMB85.4 million in 2016 to RMB209.1 million in 2017.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB208.9 million in 2017, compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB86.6 million in 2016.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, and short-term and long-term bank borrowings. As of December 31, 2018, we had RMB457.3 million (US$66.5 million) in cash and cash equivalents and RMB125.5 million (US$18.3 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2018, we had one-year credit facilities for an aggregate amount of RMB1,170.0 million (US$170.2 million) from seven Chinese commercial banks. Under these credit facilities, we had RMB436.2 million (US$63.4 million) short-term loans outstanding with a weighted average effective interest rate of 4.75% per annum, and had utilized credit of RMB432.6 million (US$62.9 million) as guarantee for bank borrowings, RMB18.7 million (US$2.7 million) as guarantee for the issuance of notes payable, and RMB138.9 million (US$20.2 million) for the issuance of letters of guarantee to our suppliers, so as of December 31, 2018, we have RMB579.8 million (US$84.3 million) available for future borrowing under these credit facilities.

In January 2018, we entered into a three-year loan agreement with a bank, under which we can borrow up to US$50.0 million by December 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2018, we drew down US$10.0 million with deposit pledged of US$10.1 million and the interest rate being the three-month Libor rate on the draw-down date plus 1.1%. We also pledged cash of RMB56.1 million (US$8.2 million) to banks in relation to short-term bank borrowings, bank guarantees issued on behalf of us, deposit required by our business partners or security for issuance of commercial acceptance notes that mainly relate to purchase of inventories as of December 31, 2018.

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

Our accounts receivables mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. We generally grant a credit period of no more than two weeks to consumers of our products. We normally charge service fees to our brand partners with a credit period of one month to four months. As of December 31, 2016, 2017 and 2018, our accounts receivables amounted to RMB627.8 million, RMB1,085.7 million and RMB1,547.6 million (US$225.1 million), respectively. The increase in accounts receivables over these periods was due to the increase in our product sales and service volumes. Our accounts receivables turnover days were 54 days in 2016, 75 days in 2017 and 89 days in 2018. The increase in turnover days was due to the increase in the proportion of our revenues generated from services, which generally has longer payment terms. Accounts receivables turnover days for a given period are equal to the average accounts receivables balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Our inventories were RMB309.3 million, RMB382.0 million and RMB650.3 million (US$94.6 million) as of December 31, 2016, 2017 and 2018. Our inventory turnover days were 61 days in 2016, 66 days in 2017 and 93 days in 2018. The increase in our inventories over these periods reflected the additional inventory required to support our sales volumes, the increase of the scale of our existing and new brand partners under the distribution model. The increase in our inventory turnover days over these periods was due to the transition of a leading electronics brand partner’s business with quicker inventory turnover days from the distribution model to the consignment model in September 2017. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2016, 2017 and 2018, our accounts payable amounted to RMB526.5 million, RMB583.5 million and RMB886.3 million (US$128.9 million), respectively. The increase in accounts payable reflected significant growth in our scale of operations. Our accounts payable turnover days were 94 days in 2016, 106 days in 2017 and 132 days in 2018. The increase in accounts payable turnover days was mainly due to longer credit periods from our suppliers and brand partners and increased order volumes. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of or filing with government authorities and limits on the amount of capital contributions and loans. In addition, subject to applicable restrictions under PRC foreign exchange laws and regulations, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated VIE only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises.”

Renminbi may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries and our consolidated VIE in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors, etc.

Our wholly foreign-owned subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contract with the consolidated VIE, as well as dividends it receives from its subsidiaries, into foreign exchange and pay them to its non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with its articles of association and Chinese accounting standards and regulations. Our wholly foreign-owned subsidiary is required to set aside at least 10% of its after-tax profits after making up for previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	13,441	(169,074)	(98,502)	(14,326)
Net cash provided by (used in) investing activities	(116,741)	(639,163)	37,564	5,463
Net cash provided by financing activities	210,719	167,705	331,225	48,175
Net increase (decrease) in cash and cash equivalents	107,419	(640,532)	270,287	39,312
Cash and cash equivalents and restricted cash, beginning of year	835,401	968,151	293,657	42,711
Effect of exchange rate changes	25,331	(33,962)	18,911	2,749
Cash and cash equivalents and restricted cash, end of year	968,151	293,657	582,855	84,772

Operating Activities

Net cash used in operating activities in 2018 was RMB98.5 million (US$14.3 million) and primarily consisted of net income of RMB269.8 million (US$39.2 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB75.9 million (US$11.0 million) of share-based compensation expenses, RMB72.2 million (US$10.5 million) of depreciation and amortization expenses and RMB38.7 million (US$5.6 million) of inventory write-down, partially offset by deferred income tax of RMB22.9 million (US$3.3 million). In 2018, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts receivable of RMB462.1 million (US$67.2 million), an increase in inventories of RMB307.0 million (US$44.7 million), an increase in prepayments and other current assets of RMB80.6 million (US$11.7 million), and an increase in advances to suppliers of RMB77.2 million (US$11.2 million), partially offset by an increase in accounts payable of RMB302.8 million (US$44.0 million), a decrease in amounts due from related parties of RMB56.5 million (US$8.2 million), and an increase in income tax payables of RMB32.3 million (US$4.7 million). The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories, prepayments and other current assets, advances to suppliers, and accounts payable was due to the growth of our business.

Net cash used in operating activities in 2017 was RMB169.1 million and primarily consisted of net income of RMB209.1 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB58.2 million of share-based compensation expenses, RMB50.6 million of depreciation and amortization expenses, and RMB42.3 million of inventory write-down. In 2017, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts receivable of RMB457.0 million, an increase in inventories of RMB106.8 million, an increase in prepayments and other current assets of RMB77.2 million, a decrease in notes payable of RMB67.1 million, and an increase in amounts due from related parties of RMB50.0 million, partially offset by an increase in accrued expenses and other current liabilities of RMB175.1 million, an increase in accounts payable of RMB54.5 million, and an increase in income tax payables of RMB14.6 million. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories, prepayments and other current assets, and accounts payable was due to the growth of our business. Our accrued expenses and other current liabilities increased primarily due to increases in logistics, marketing and salary expenses payable as a result of business growth.

Net cash provided by operating activities in 2016 was RMB13.4 million and primarily consisted of net income of RMB85.4 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB38.8 million of inventory write-down, RMB35.9 million of depreciation and amortization expenses, RMB34.2 million of share-based compensation expenses, and deferred income tax of RMB1.5 million. In 2016, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts payable of RMB65.4 million and an increase in notes payable of RMB84.1 million, partially offset by an increase in accounts receivable of RMB260.5 million, an increase in advances to suppliers of RMB40.6 million, a decrease in accrued expenses and other current liabilities of RMB19.0 million, and an increase in inventories of RMB16.5 million. Our accounts payable, notes payable and advances to suppliers increased due to the growth of our business. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories was due to the growth of our business. Our accrued expenses and other current liabilities decreased primarily due to a decrease in amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace in line with decreased GMV.

Investing Activities

Net cash used in investing activities was approximately RMB37.6 million (US$5.5 million) in 2018, primarily for purchase of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, and addition of intangible assets due to cost incurred for internal development of software, which were partially offset by disposal of short term investment.

Net cash used in investing activities was approximately RMB639.2 million in 2017, primarily for (i) increase in short-term investment, (ii) purchase of property and equipment, which comprised buildings and equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) addition of land use right acquired for a warehouse, (iv) addition of intangible assets due to cost incurred for internal development of software, and (v) cash paid for business combination, net of cash received.

Net cash used in investing activities was approximately RMB116.7 million in 2016, primarily for (i) purchase of property and equipment, which comprised equipment for warehouse, computer for newly hired employees and leasehold improvements, addition of intangible assets due to cost incurred for internal development of software, and investment in cost method investees, which were partially offset by proceeds received from maturity of short-term investment, and (ii) cash disposed upon deconsolidation of a subsidiary, Baozun-CJ.

Financing Activities

Net cash provided by financing activities was RMB331.2 million (US$48.2 million) in 2018, primarily due to proceeds from short-term bank loans of RMB780.1 million (US$113.5 million) and a long-term loan of RMB63.3 million (US$9.2 million), partially offset by repayment of borrowings of RMB515.9 million (US$75.0 million).

Net cash provided by financing activities was RMB167.7 million in 2017, primarily due to proceeds from short-term bank loans of RMB329.4 million, partially offset by repayment of borrowings of RMB157.4 million and payment of follow-on public offering costs of RMB8.6 million.

Net cash provided by financing activities was RMB210.7 million in 2016, primarily due to proceeds from issuance of 9,000,000 Class A ordinary shares, represented by 3,000,000 ADSs, in December 2016 of RMB253.7 million, partially offset by payment for repurchase of ordinary shares of RMB45.3 million and payment of follow-on public offering costs of RMB15.6 million.

Capital Expenditures

We had capital expenditures of RMB92.2 million, RMB349.9 million and RMB208.7 million (US$30.4 million) in 2016, 2017 and 2018, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use right. Actual future capital expenditures may differ from the amounts indicated above. We have no capital commitment as of December 31, 2018.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with its articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2018, the amount restricted, including paid-in capital and statutory reserve funds, was RMB719.1 million (US$104.6 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 3.0%, 6.1% and 9.1% of our net revenues for the years ended December 31, 2016, 2017 and 2018, respectively.

C.	Research and Development, Patents and Licenses, etc.

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems and enhancing the capability of our Business Intelligence software. In June 2017, we established an innovation center which focuses on enhancing our IT capabilities and helps us shape the market by developing and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand E-commerce, the implementation of artificial intelligence in brand E-commerce over time and upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. We employed 868 IT professionals to design, develop and operate our technology platform as of December 31, 2018.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2018 to December 31, 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As of December 31, 2018, other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2018:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Operating lease obligations	643,484	93,591	161,402	23,475	241,880	35,180	156,823	22,809	83,379	12,127
Short-term loans	436,200	63,443	436,200	63,443	-	-	-	-	-	-
Long-term loan	68,753	10,000	-	-	68,753	10,000	-	-	-	-
Interest payment	10,920	1,588	10,617	1,544	303	44	-	-	-	-
Payment obligation under certain retail product license agreement	495,334	72,044	25,912	3,769	92,684	13,481	200,376	29,143	176,362	25,651
Total	1,654,691	240,666	634,131	92,231	403,620	58,705	357,199	51,952	259,741	37,778

The interest rate of one long-term loan is based on the three-month Libor on draw-down date plus 1.1%. We compute this long-term loan related interest based on the interest rate as of December 31, 2018.

G.	Safe Harbor

This report contains forward-looking statements within the meaning of section 27A of the Securities Act, and section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officer	Age	Position/Title
Vincent Wenbin Qiu	51	Director and Chief Executive Officer
Junhua Wu	40	Director and Chief Growth Officer
Satoshi Okada	60	Director
Jessica Xiuyun Liu	43	Director
Dr. Gang Yu	59	Independent Director
Yiu Pong Chan	46	Independent Director
Bin Yu	49	Independent Director
Steve Hsien-Chieng Hsia	55	Independent Director
Benjamin Changqing Ye	48	Independent Director
Robin Bin Lu	49	Chief Financial Officer
Michael Meng Li	41	Chief Information Technology and Innovation Officer
Aaron Kwok Yuen Lung	54	Chief Human Resource Officer
Daniel Zhiguo Duan	41	Vice President
Luke Xiaokang Lu	54	Vice President

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

Mr. Satoshi Okada has served as a member on our board since October 2014. Mr. Okada has also served as director at Alibaba.com Japan since 2008, as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on The Nasdaq Stock Market since 2014, and as a director of Tsubasa Corporation since 2017. From 2000 to 2008, Mr. Okada had held various management positions within the Softbank Corp. group. He also served as director at Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from 2001 to 2005 and DeeCorp Limited, a software company, from 2005 to 2007.

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

Dr. Gang Yu has served as a member of our board since April 2018. Dr. Yu co-founded 111, Inc., a leading mobile and digital healthcare platform operator in China listed on The Nasdaq Stock Market, in 2010 and currently serves as its executive chairman and a member of its compensation committee. Dr. Yu has also served as an executive director and co-chairman of the board of directors of Zall Group Ltd., a company listed on the Hong Kong Stock Exchange, since August 2015; as a director of LightInTheBox Holding Co., Ltd., a company listed on the New York Stock Exchange, since March 2016; as a director and a member of the strategy committee, the audit committee, the compensation committee, and the nominating committee of Midea Group, a company listed on Shenzhen Stock Market, since September 2018; and as an independent director and a member of the compensation committee and the audit and risk management committee of Tk.cn Insurance Co., Ltd., an insurance company, since 2015. From 2008 to July 2015, Dr. Yu was the co-founder and chairman of Yihaodian, a leading E-commerce company in China. Dr. Yu has extensive experience in E-commerce operations and logistics management and has previously served in various senior executive positions at multi-national corporations such as Dell Inc. and Amazon.com, Inc. Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in physics from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Mr. Yiu Pong Chan has served as our independent director since May 2015. Mr. Chan served as an executive director from September 2012 to January 2018 and as a managing director from January 2014 to June 2018, at L Catterton Asia Advisors, formerly named as L Capital Asia Advisors, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to April 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea. From August 2006 to June 2011, Mr. Chan was a director and served as head of the China office at investment fund Crescent Point Advisors Pte Ltd. From June 2002 to June 2006, Mr. Chan was a director at the Taiwan office of Lone Star Asia-Pacific Ltd. Mr. Chan worked with McKinsey & Co. from 1999 to 2002. Mr. Chan holds a master’s degree in finance with first-class honor and a bachelor’s degree in economics and finance from the University of Auckland.

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu has served as the chief financial officer of Lingochamp Information Technology (Shanghai) Co., Ltd., an AI technology driven education company, since September 2017. Ms. Yu has been a director of iDreamSky Technology Holdings Limited, a China-based digital entertainment platform operator listed on the Hong Kong Stock Exchange, since May 2018. Ms. Yu has been a director of GDS Holdings Limited since November 2016. Ms. Yu has also been an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, since June 2014. In addition, Ms. Yu served as chief financial officer of Innolight Technology (Suzhou) Ltd., a high-speed optical transceiver supplier in China, from January 2015 to May 2016. Ms. Yu was a director and the chief financial officer of Star China Media Limited, a company engaged in entertainment TV programs business, from December 2013 and May 2013, respectively, to December 2014. From August 2012 to April 2013, she was the senior vice president of Youku Tudou Inc., an Internet television company listed on New York Stock Exchange. Respectively, from January 2012 to April 2013 and from July 2010 to December 2011, Ms. Yu served as the chief financial officer and the vice president of finance of Tudou Holdings Limited, a company engaged in Internet television business. Prior to that, from September 1999 to July 2010, she worked at KPMG U.S. and KPMG Greater China region. Ms. Yu obtained a master’s degree in education and a master’s degree in accounting from the University of Toledo in the United States in May 1998 and August 1999, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Steve Hsien-Chieng Hsia has served as our independent director since May 2016. Mr. Hsia has been the co-founder, director and chief executive officer of Young Outliers, Inc., a Silicon Valley-based education service company since 2014. Mr. Hsia has served as a board member of Malaysia Digital Economy Corporation Sdn Bhd, a dedicated government agency entrusted to develop, coordinate, and promote Malaysia’s national digital economy since 2015. Mr. Hsia has also been the chief executive officer of Silicon Valley STEAM Education & Research Association, a non-profit education association promoting STEAM education in Silicon Valley, since May 2018; and an independent director of Wearnes-Starchase Limited, a Singapore-based premium and luxury automobile dealership company, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman, a digital marketing agency under WPP plc, an advertising and media holding company. From 1996 to 2011, Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia. Prior to AGENDA Corporation, Mr. Hsia co-founded two enterprise software companies. Mr. Hsia received his bachelor’s degree in computer science from University of California, Berkeley.

Mr. Benjamin Changqing Ye has served as our independent director since May 2016. Mr. Ye has also served as an independent director and a member of the audit committee, the nomination and remuneration committee and the risk management committee of Luzhou City Commercial Bank, a commercial bank listed on Hong Kong Stock Exchange, since December 2018; and an independent director, the chairman of the audit committee, and a member of the nomination and corporate governance committee of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. In addition, Mr. Ye has served as a director of several privately held companies, including Far East Energy Service Co., Ltd. since September 2017; and Suzhou Huike Education Co., Ltd. since February 2017. From 2011 to 2015, Mr. Ye was a managing director and the chief financial officer of CITIC PE Group. From 1992 to 2011, Mr. Ye worked for PricewaterhouseCoopers in China and the United Kingdom, where he mainly focused on M&A advisory work, and served as a partner of PricewaterhouseCoopers in China from 2004 to 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology and an MBA degree from University of Warwick. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Mr. Robin Bin Lu has served as our chief financial officer since November 2018. Mr. Lu served as chief financial officer of LightInTheBox Holding Co., Ltd., a leading cross-border E-commerce company, from 2014 to September 2018. Mr. Lu was chief financial officer and an Executive Director of A8 New Media Group Limited (prior name: A8 Digital Music Holdings Limited), a company listed on the Hong Kong Stock Exchange, from 2011 to 2014, and he served as a Director of Duomi Music Corporation from 2011 to 2014. From 2008 to 2010, Mr. Lu worked for Anaren, Inc as a division controller. Prior to Anaren, Mr. Lu was an Executive Director at Janney & Lee Investment LLC. Robin has also held various financial management positions at China Network Communication Co., Ltd. (which was acquired by China Unicom), Dell Inc., and China International Trust and Investment Corporation (currently known as CITIC Group). Mr. Lu received his bachelor’s degree in automotive engineering from Tsinghua University in 1992 and his MBA degree in operations and finance from Ohio State University in 2000.

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

Mr. Aaron Kwok Yuen Lung currently serves as our chief human resources officer and general manager of our home appliances and digital products business. Mr. Kwok joined us in October 2014. Prior to joining us, Mr. Kwok was a director at Beijing VastSmart Trading Co., Ltd from 2012 to 2014. From 2011 to 2012, Mr. Kwok served as deputy vice general manager in charge of sales and marketing at Beko Electronics Appliances (China) Co., Ltd. From 2003 to 2011, Mr. Kwok worked as sales director and commercial general manager of IT displays and Accessories of Philips (China) Investment Co., Ltd. From 1989 to 2003, Mr. Kwok held various managerial positions in several IT companies, including Beijing Dyne Lihe Sci-Tech Development Co., Ltd. and Creative Technology Limited. Mr. Kwok received his bachelor’s degree in computer science from Fudan University in 1989.

Mr. Daniel Zhiguo Duan has served as our vice president in charge of our logistics and supply chain group since July 2018. Prior to joining us, Mr. Duan served as a senior director of Cainiao Network Technology Co., Ltd., a China-based logistics data platform operator, from September 2013 to July 2018. Mr. Duan served as a logistics director of Zhejiang Tmall Supply Chain Management Co., Ltd., a China-based logistics service company, from December 2011 to September 2013. Mr. Duan served as a logistics director of VANCL (Beijing) Technology Co., Ltd., a China-based lifestyle brand and online retailer, from April 2010 to December 2011. Mr. Duan also had held various managerial positions within Founder Group, a China-based information technology company, from July 2000 to September 2002 and from April 2005 to April 2010. Mr. Duan received his bachelor’s degree in engineering management in 2000 and his master’s degree in technology economy and management from North China Electric Power University in 2005.

Mr. Luke Xiaokang Lu has served as our vice president in charge of our corporate operations management since August 2018. Prior to joining us, Mr. Lu worked as an operations director and a senior vice president in charge of licensed brand distribution of Tristate Holdings Limited, a premium brands management company listed on Hong Kong Stock Exchange, from 2003 to 2017. Mr. Lu had held various managerial positions in finance and legal department of Adidas China from 1996 to 2003. Mr. Lu has over 20 years’ experiences in finance, legal and business operations management in branded distribution. Mr. Lu received his bachelor’s degree in economics from Zhejiang Gongshang University (formerly known as Hangzhou Institute of Commerce) in 1985.

B.	Compensation

In 2018, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB9.0 million (US$1.3 million) to our directors and executive officers as a group and granted an aggregate of 672,633 restricted share units to our directors and executive officers.

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

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan, under which Shanghai Baozun granted share-based incentive awards to employees, officers, directors and individual consultants of Shanghai Baozun. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares which may be issued pursuant to all awards under the 2014 Plan is 20,331,467. As of March 15, 2019, the number of shares which may be issued pursuant to all outstanding options under the 2014 Plan is 2,955,726.

On May 5, 2015, we adopted our 2015 Plan, which was amended in July 2016. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased by 2,641,679 to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the 2015 Plan, as amended, if on December 31 of each year beginning in 2016, the unissued shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding Shares. On December 31, 2016, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2017, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 2,334,986 to 1.5% of the then total issued and outstanding shares, which was 2,391,180. On December 31, 2017, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2018, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 996,171 to 1.5% of the then total issued and outstanding shares, which was 2,491,881. On December 31, 2018, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2019, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 523,529 to 1.5% of the then total issued and outstanding shares, which was 2,588,229. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of March 15, 2019, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 3,814,968.

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

The following table summarizes, as of March 15, 2019, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our 2014 Plan and 2015 Plan.

Name	Ordinary shares Underlying Outstanding Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	69,924	0.0001	2/6/2015	2/5/2025
Junhua Wu	1,632,995	0.0136	8/29/2014	8/28/2024
	99,679	0.0001	2/6/2015	2/5/2025
Yiu Pong Chan	*	0.0001	5/20/2015	5/19/2025
Bin Yu	*	0.0001	5/20/2015	5/19/2025
Aaron Kwok Yuen Lung	*	0.0001	2/6/2015	2/5/2025
		0.0001; 0.0136; 1.5;
Other individuals as a group	971,672	2.8697	various**	various***

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

**	From January 30, 2010 to February 6, 2015.

***	From January 29, 2020 to February 5, 2025.

The following table summarizes, as of the date of March 15, 2019, the outstanding restricted share units that we granted to our directors, executive officers and other individuals under our 2015 Plan.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	62,500	12/31/2015	12/30/2025
	37,500	12/29/2016	12/28/2026
	363,008	12/1/2017	11/30/2027
	56,250	3/1/2018	2/29/2028
Junhua Wu	40,000	12/31/2015	12/30/2025
	24,000	12/29/2016	12/28/2026
	159,945	12/1/2017	11/30/2027
	28,125	3/1/2018	2/29/2028
Satoshi Okada	*	12/29/2016	12/28/2026
Steve Hsien-Chieng Hsia	*	5/19/2016	5/18/2026
Benjamin Changqing Ye	*	5/19/2016	5/18/2026
Robin Bin Lu	*	11/20/2018	11/19/2028
	*	1/3/2019	1/2/2029
Michael Meng Li	*	8/22/2017	8/21/2027
		3/1/2018	2/29/2028
Aaron Kwok Yuen Lung	*	12/31/2015	12/30/2025
		3/1/2018	2/29/2028
Daniel Zhiguo Duan	*	8/24/2018	8/23/2028
Luke Xiaokang Lu	*	11/20/2018	11/19/2028
Other individuals as a group	2,207,867	various**	various***

*	Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

**	From August 14, 2015 to April 27, 2018.

***	From August 13, 2025 to April 26, 2028.

C.	Board Practices

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

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as may be amended and restated from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our memorandum and articles of association or the Companies Law.

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

Compensation Committee. Our compensation committee consists of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Ms. Bin Yu. Mr. Yiu Pong Chan is the chairman of our compensation committee. We have determined that Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Ms. Bin Yu satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Ms. Bin Yu. Mr. Steve Hsien-Chieng Hsia is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Ms. Bin Yu satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as may be amended and restated from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our memorandum and articles of association or the Companies Law.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a three-year period. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including serious or persistent breach or non-observance of the employment terms or a conviction of a criminal offense. An executive officer may terminate his/her employment at any time with one-month prior written notice. Furthermore, we may terminate the employment at any time without cause upon advance written notice and certain amount of compensation payment.

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

As of December 31, 2018, we had 5,141 full-time employees. We had a total of 2,984 and 3,994 full-time employees as of December 31, 2016 and 2017, respectively. The following table provides a breakdown of our employees as of December 31, 2018 by function:

Function	Number
Front-end[1]	3,142
Fulfillment	797
Information technology	868
Back-end[2]	334
Total	5,141

(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.

(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

Our success depends on our ability to attract, retain and motivate qualified personnel. Our senior management team consists of members that possess overseas or top-tier education background, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 15, 2019, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 173,350,964 ordinary shares (including 160,050,226 Class A ordinary shares, excluding the 12,016,895 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 15, 2019.

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

	Ordinary Shares Beneficially Owned as of March 15, 2019
Name	Class A ordinary shares	Class B Ordinary shares	Percentage of total ordinary shares	Percentage of aggregate voting power**
Directors and Executive Officers:
Vincent Wenbin Qiu(1)	978,802	9,410,369	6.0%	32.4%
Junhua Wu(2)	1,895,048	3,890,369	3.3%	13.8%
Satoshi Okada(3)	20,029,611	—	11.6%	6.8%
Jessica Xiuyun Liu(4)	26,469,422	—	15.3%	9.0%
Gang Yu	—	—	—	—
Yiu Pong Chan(5)	*	—	*	*
Bin Yu(6)	*	—	*	*
Steve Hsien-Chieng Hsia(7)	*	—	*	*
Benjamin Changqing Ye(8)	*	—	*	*
Robin Bin Lu	—	—	—	—
Michael Meng Li(9)	*	—	*	*
Aaron Kwok Yuen Lung(10)	*	—	*	*
Daniel Zhiguo Duan	—	—	—	—
Luke Xiaokang Lu	—	—	—	—
All our Directors and Executive Officers as a group(11)	49,666,064	13,300,738	35.8%	61.8%

Principal Shareholders:
Alibaba Investment Limited(12)	26,469,422	—	15.3%	9.0%
Tsubasa Corporation(13)	20,029,611	—	11.6%	6.8%
Jesvinco Holdings Limited(14)	10	9,410,369	5.4%	32.1%
Casvendino Holdings Limited(15)	—	3,890,369	2.2%	13.3%
Federated Investors, Inc. (16)	10,055,784	—	5.8%	3.4%
Franklin Resources, Inc. (17)	9,250,749	—	5.3%	3.2%

*	Less than 1%

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 633,000 Class A ordinary shares in the form of ADS held by Mr. Qiu, and 345,792 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Qiu.

(2)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 1,895,048 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Wu.

(3)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp. Mr. Okada was appointed by Tsubasa Corporation as our director. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.

(4)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. The business address for Ms. Liu is No. 969 West Wenyi Road, Hangzhou, Zhejiang Province, China. Ms. Liu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.

(5)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Chan.

(6)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Ms. Yu.

(7)	Represents Class A ordinary shares in the form of ADS and Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Hsia.

(8)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Ye.

(9)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Li.

(10)	Represents Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Kwok.

(11)	Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by all of our directors and executive officers as a group.

(12)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. The registered address for Alibaba Investment Limited is Trident Chambers, P. O. Box 146, Road Town, Tortola, British Virgin Islands.

(13)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company incorporated in the Federated States of Micronesia and wholly owned by Softbank Group Corp. The registered address for Tsubasa Corporation is 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia.

(14)	Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is NovaSage Chambers, P. O. Box 4389, Road Town, Tortola, British Virgin Islands.

(15)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is NovaSage Chambers, P. O. Box 4389, Road Town, Tortola, British Virgin Islands.

(16) Represents 10,055,784 Class A ordinary shares in the form of ADS held by registered investment companies and separate accounts whose investment advisers are Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp., or the Investment Advisers, the parent holding company of which is Federated Investors, Inc., as reported in a Schedule 13G jointly filed on February 13, 2019. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc. All of Federated Investors, Inc.’s outstanding voting stock is held in the Voting Shares Irrevocable Trust for which Thomas R. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. The business address for these entities and persons is Federated Investors Tower, Pittsburgh, PA 15222-3779.

(17) Represents 9,250,749 Class A ordinary shares in the form of ADS beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries Franklin Resources Inc., as reported in a Schedule 13G jointly filed on January 25, 2019. The business address for Franklin Resources Inc. is One Franklin Parkway, San Mateo, CA 94403-1906.

To our knowledge, as of March 15, 2019, a total of 113,551,183 Class A ordinary shares are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with Alibaba

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2016, 2017 and 2018, we paid Alibaba Group service fees of RMB246.1 million, RMB351.5 million and RMB518.3 million (US$75.4 million), respectively.

We receive logistic service from and provide warehousing service to Cainiao. Since mid-October 2017, Cainiao has been consolidated to Alibaba Group and has become one of our related parties. We paid logistic service fee of RMB13.1 million and RMB79.2 million (US$11.5 million) to Alibaba Group and received warehousing service fees of RMB5.1 million and RMB23.7 million (US$3.4 million) in 2017 and 2018, respectively, after Cainiao has become one of our related parties.

As of December 31, 2018, amounts due from Alibaba Group are RMB19.6 million (US$2.8 million), representing receivables to be collected from Alibaba Group for promotion services and warehousing services provided by us and deposits paid.

Transactions with Ahead (Shanghai) Trade Co., Ltd.

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Ahead helps us develop our brand E-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand E-commerce solutions and services to their own brand clients. In 2016, 2017 and 2018, after it had become one of our related parties, we paid or accrued commission fees of RMB4.3 million, RMB1.6 million and RMB0.7 million (US$0.1 million) to and received or accrued services revenue of RMB3.6 million, RMB0.1 million and RMB9.8 thousand (US$1.4 thousand) from Ahead.

As of December 31, 2018, amounts due from Ahead are RMB11.1 million (US$1.6 million), representing receivables to be collected from Ahead for services provided by us and amounts to be collected by Ahead on behalf of us. The balance is interest free and settleable on demand.

Transactions with Shanghai Baozun-CJ E-commerce Co., Ltd.

In December 2016, Shanghai Baozun-CJ E-commerce Co., Ltd., or Baozun-CJ, became our related party as an E-commerce joint venture. We provide logistic services to Baozun-CJ since 2018. In 2018, we received or accrued services revenue of RMB3.2 million (US$0.5 million) from Baozun-CJ.

As of December 31, 2018, amounts due from Baozun-CJ are RMB1.6 million (US$0.2 million), representing receivables to be collected from Baozun-CJ for logistic services provided by us. The balance is interest free and settleable on demand.

Transactions with Beijing Pengtai Baozun E-commerce Co., Ltd.

In January 2018, Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, became our related party as an E-commerce joint venture. We purchased products from Pengtai Baozun in the amount of RMB14.0 million (US$2.0 million) for the year ended December 31, 2018.

As of December 31, 2018, amounts due from Pengtai Baozun are RMB0.3 million (US$0.04 million), representing receivables to be collected from Pengtai Baozun for product sales made by us.

Transactions with Shanghai Misako E-commerce Limited

In October 2018, Shanghai Misako E-commerce Limited, or Misako, became our related party as an E-commerce joint venture. We provide store operation services to Misako. In 2018, we received or accrued services revenue of RMB68.4 thousand (US$9.9 thousand) from Misako.

As of December 31, 2018, amounts due from Misako are RMB0.1 million (US$0.01 million), representing receivables to be collected from Misako for store operation services provided by us. The balance is interest free and settleable on demand.

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

Legal Proceedings

As of December 31, 2018, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon various factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Our ADSs have been quoted on The Nasdaq Global Select Market under the symbol “BZUN” since May 21, 2015. Each ADS represents three Class A ordinary shares. In December 2016, we completed a follow-on public offering of our ADSs, in which we issued and sold an aggregate of 9,000,000 Class A ordinary shares represented by 3,000,000 ADSs and certain selling shareholders sold 3,000,000 ADSs at US$12.25 per ADS. On April 2, 2019, the last reported sale price of our ADSs on the Nasdaq Global Select Market was US$42.00.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs are listed on The Nasdaq Global Select Market since May 21, 2015 under the symbol “BZUN.”

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

Registered Office

Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, at P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

As of the date of this annual report, our authorized share capital is US$50,000 divided into 500,000,000 shares comprising of 470,000,000 Class A ordinary shares with a par value of US$0.0001 each and 30,000,000 Class B ordinary shares with a par value of US$0.0001 each.

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. The ordinary shares are issued in registered form and each shareholder is entitled to a share certificate in respect of its shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting rights and conversion rights.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the fourth amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our fourth amended and restated articles of association. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors.

Our fourth amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company and are entitled to vote. An annual general meeting may be held in each year. Extraordinary general meetings may be convened by a majority of our board of directors or upon a request to the directors by shareholders holding in the aggregate not less than one third of our voting share capital. Advance notice of at least 10 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the share certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares concerned are free of any lien in favor of us; or (f) a fee of such maximum sum as The Nasdaq Stock Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year. Our board of directors may also close our register of members for transfers for determining who is a shareholder for certain purposes for a period not to exceed 30 days at a time.

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

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including in certain circumstances capital redemption reserve) if the company can in the case of payment out of the share premium account or capital, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities (which are of persuasive authority, although not binding on the courts of the Cayman Islands) are likely to be followed in the Cayman Islands.

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

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fourth amended and restated articles of association provides that we may in each year hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed by ordinary resolution of the shareholders.

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

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records subject to certain limited exceptions. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our fourth amended and restated memorandum and articles of association have the potential to be exercised in a way that may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will become effective on January 1, 2020 and from its effective date supersede the Wholly Foreign-Owned Enterprise Law. Under the Foreign Investment Law, the organizational form, corporate governance and operational guidelines of a foreign invested enterprise shall be in compliance with the PRC Company Law. However, the Foreign Investment Law establishes a five-year grace period from its effective date in respect of the existing wholly foreign-owned enterprises, so that they can remain their original organizational form under the Wholly Foreign-owned Enterprise Law during such grace period, subject to any specific implementation rules to be promulgated by the State Council. Because the Foreign Investment Law is newly enacted and not yet effective, there remain high uncertainties in the interpretation and enforcement of the law.

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

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership, and disposition of the ADSs or ordinary shares, but does not purport to be a complete analysis of all potential tax consequences. The consequences of other U.S. federal tax laws, such as estate, gift, or other non-income tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary U.S. Treasury regulations (“U.S. Treasury Regulations”) promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could result in tax consequences different from those described below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of the ADSs or ordinary shares.

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

If an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes holds our ADSs or ordinary shares, the tax treatment of a partner in the partnership (or member of the pass-through entity) will generally depend on the status of the partner or member and the activities of the partnership or other pass-through entities. Partnerships and other pass-through entities holding our ADSs or ordinary shares and partners and members in such partnerships and entities should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSS OR ORDINARY SHARES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends received may be subject to a reduced rate of U.S. federal income tax applicable to “qualified dividend income,” provided that (1) either (a) our ADSs or ordinary shares, with respect to which the dividends are paid, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year (discussed below), and (3) the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Under IRS authority, common or ordinary shares, or depositary shares representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Select Market, where our ADSs (but not our ordinary shares) are listed. If we are treated as a “resident enterprise” for PRC tax purposes (see “—PRC Tax”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

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

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “— Passive Foreign Investment Company” below, the gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of such treaty or fails to make the election to treat any gain as PRC-source gain, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the sale or other taxable disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018, and we do not expect to become a PFIC for our taxable year ending December 31, 2019 or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2018 or in any subsequent taxable year.

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

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the corporation generally will continue to be treated as a PFIC with respect to that shareholder for all succeeding years during which it holds our ADSs or ordinary shares.

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

If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for each year we are a PFIC in an amount equal to the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “-- Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

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

Certain U.S. Holders are also required to report information relating to certain “foreign financial assets,” including ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2017, the RMB appreciated approximately 7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The RMB depreciated by 5.7% against the U.S. dollar in 2018. As of December 31, 2018, we had RMB-denominated cash and cash equivalents of RMB360.4 million (US$52.4 million) and U.S. dollar-denominated cash and cash equivalents of US$5.9 million. Assuming we had converted RMB360.4 million into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00, as of December 31, 2018, our U.S. dollar cash balance would have been US$58.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$53.5 million instead. Assuming we had converted US$5.9 million into RMB at the exchange rate of RMB6.8755 for US$1.00, as of December 31, 2018, our RMB cash balance would have been RMB400.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB404.9 million.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term and long-term borrowings and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. Some of our borrowings, including a long-term debt of US$10 million, are bearing floating interest rates, which are subject to periodical adjustment. We did not experience any material changes in interest rate exposures during the year ended December 31, 2018. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. A hypothetical 10% change in interest rates would not have a material impact on our operating results for the year ended 2018. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2016, 2017 and 2018 was 2.0%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2016, 2017 and 2018, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in PRC, Hong Kong, Taiwan and Japan. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers pay for our product sales through a network of third-party payment service providers. We have not experienced any significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB1.2 million, RMB1.7 million and RMB1.8 million (US$0.3 million) as of December 31, 2016, 2017 and 2018, respectively.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion;

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement; and

•	The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2018, we received US$0.2 million of reimbursements relating to the ADS facility from the depositary.

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

For the period from May 20, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used US$103.8 million net proceeds from our initial public offering for investment in sales and marketing activities, research and development and technology infrastructure, warehousing and fulfillment infrastructure and for general corporate purposes.

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

For the period from December 7, 2016, the date that the F-3 Registration Statement was declared effective by the SEC, to the date of this annual report, we have used US$31.4 million net proceeds from our follow-on public offering for investment in sales and marketing activities, research and development and technology infrastructure, warehousing and fulfillment infrastructure and for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our company's internal control over financial reporting as of December 31, 2018 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2018.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Baozun Inc, its subsidiaries and its variable interest entity (the “Group”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Group and our report dated April 3, 2019 expressed an unqualified opinion on those financial statements.

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

April 3, 2019

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017		%	2018		%
	(thousands)			(thousands)
Audit Fees	US$	660.9	100.0%	US$	648.7	88.4%
Audit-Related Fees		—	—		46.9	6.4%
Tax Fees		—	—		—	—
All Other Fees		—	—		38.0	5.2%
Total	US$	660.9	100.0%	US$	733.6	100.0%

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, in connection with statutory and regulatory filings or engagements for those fiscal years.

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

All Other Fees. Other fees billed for the fiscal years ended December 31, 2018 includes fees billed by our independent registered public accounting firm other than services reported under “Audit Fees”, “Audit-related Fees” and “Tax Fees.”

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

Baozun Inc.

	By:	/s/ Robin Bin Lu
	Name:	Robin Bin Lu
	Title	Chief Financial Officer

Date: April 3, 2019

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun Inc., its subsidiaries and its variable interest entity (collectively, the "Group") as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2018 and related notes and related financial statement schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2019, expressed an unqualified opinion on the Group's internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Group adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective February 1, 2018, using the full retrospective transition method.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 3, 2019

We have served as the Group's auditor since 2014.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
	As Adjusted[1] (Note 2)		(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	244,809	457,340	66,517
Restricted cash	48,848	56,074	8,155
Short-term investments	312,614	56,535	8,223
Accounts receivable, net of allowance for doubtful accounts of RMB1,658 and RMB1,767 as of December 31, 2017 and 2018, respectively	1,085,669	1,547,631	225,094
Inventories	382,028	650,348	94,589
Advances to suppliers	88,881	166,076	24,155
Prepayments and other current assets	214,636	286,149	41,619
Amounts due from related parties	88,795	32,270	4,693
Total current assets	2,466,280	3,252,423	473,045

Non-current assets:
Restricted cash	-	69,441	10,100
Investments in equity investees	24,268	33,974	4,941
Property and equipment, net	330,924	402,740	58,576
Intangible assets, net	66,150	132,393	19,256
Land use right, net	44,618	43,593	6,340
Goodwill	13,158	13,158	1,914
Other non-current assets	18,043	30,021	4,366
Deferred tax assets	15,528	38,081	5,539
Total non-current assets	512,689	763,401	111,032

TOTAL ASSETS	2,978,969	4,015,824	584,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	172,000	436,200	63,443
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB4,715 and RMB4,891 as of December 31, 2017 and 2018, respectively)	583,532	886,340	128,912
Notes payable	48,000	26,770	3,894
Income tax payables	30,420	62,764	9,129
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB28,002 and RMB6,884 as of December 31, 2017 and 2018, respectively)	314,870	322,668	46,930
Amounts due to related parties	-	13,994	2,035

Total current liabilities	1,148,822	1,748,736	254,343

Long-term loan	-	68,753	10,000
Deferred tax liability	3,710	3,319	483

Total non-current liabilities	3,710	72,072	10,483

TOTAL LIABILITIES	1,152,532	1,820,808	264,826

Commitments (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

1 Refer to Note 2 for details on the adoption of the new revenue recognition accounting standard and the impact on previously reported results.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$
			(Note 2)

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 152,824,659 and 159,247,873 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	95	98	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	8	8	1
Additional paid-in capital	1,823,925	1,903,503	276,853
Retained earnings/ (Accumulated deficit)	(25,000)	244,712	35,592
Accumulated other comprehensive income	9,995	29,222	4,250

Total Baozun Inc. shareholders' equity	1,809,023	2,177,543	316,710

Noncontrolling interests	17,414	17,473	2,541

Total equity	1,826,437	2,195,016	319,251

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,978,969	4,015,824	584,077

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues
Product sales	2,176,447	2,257,632	2,516,862	366,062
Services (including related-party revenues of RMB3,606, RMB5,222 and RMB26,933 for the years ended December 31, 2016, 2017 and 2018, respectively)	1,213,828	1,891,176	2,876,175	418,322
Total net revenues	3,390,275	4,148,808	5,393,037	784,384

Operating expenses:
Cost of products	(1,921,856)	(1,917,467)	(2,034,852)	(295,957)
Fulfillment	(540,857)	(818,173)	(1,262,302)	(183,594)
Sales and marketing	(658,819)	(910,843)	(1,338,970)	(194,745)
Technology and content	(95,638)	(140,689)	(268,973)	(39,121)
General and administrative	(88,274)	(116,554)	(154,845)	(22,521)
Other operating income, net	5,235	11,250	22,678	3,298

Total operating expenses	(3,300,209)	(3,892,476)	(5,037,264)	(732,640)

Income from operations	90,066	256,332	355,773	51,744
Other income (expenses):
Interest income	11,869	13,350	8,017	1,166
Interest expense	-	(4,252)	(13,058)	(1,899)
Gain on disposal of investment	-	5,464	-	-
Impairment loss of investments	-	(6,227)	(9,021)	(1,312)
Exchange gain (loss)	320	(21)	(5,991)	(871)

Income before income tax and share of loss in equity method investment	102,255	264,646	335,720	48,828
Income tax expense	(16,831)	(54,251)	(64,953)	(9,447)
Share of loss in equity method investment	-	(1,265)	(996)	(145)

Net Income	85,424	209,130	269,771	39,236

Net (income) loss attributable to noncontrolling interests	1,209	(264)	(59)	(9)
Net income attributable to ordinary shareholders of Baozun Inc.	86,633	208,866	269,712	39,227

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.58	1.29	1.59	0.23
Diluted	0.53	1.19	1.50	0.22

Net income per American depositary shares ("ADS") attributable to ordinary shareholders of Baozun Inc.:
Basic	1.74	3.87	4.76	0.69
Diluted	1.59	3.56	4.51	0.66

Weighted average shares used in calculating net income per ordinary share:
Basic	149,935,100	162,113,815	169,884,906	169,884,906
Diluted	163,926,674	176,115,049	179,327,029	179,327,029

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)

Net income	85,424	209,130	269,771	39,236
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	25,136	(34,353)	19,227	2,796

Comprehensive income	110,560	174,777	288,998	42,032

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares		Additional paid-in capital	Retained earnings / (Accumulated deficit)	Accumulated other comprehensive income	Total Baozun shareholders’ equity	Noncontrolling interests	Total equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2016	151,471,369	93	1,535,665	(320,499)	19,212	1,234,471	-	1,234,471
Net income (loss)	-	-	-	86,633	-	86,633	(1,209)	85,424
Share-based compensation	-	-	34,185	-	-	34,185	-	34,185
Repurchase of ordinary shares (Note 14)	(3,603,642)	(3)	(50,839)	-	-	(50,842)	-	(50,842)
Exercise of share options	2,544,255	4	3,939	-	-	3,943	-	3,943
Issuance of ordinary shares upon secondary follow-on Public offering, net of issuance costs of RMB22,661	9,000,000	6	231,011	-	-	231,017	-	231,017
Additional capital contribution from shareholders	-	-	7,469	-	-	7,469	-	7,469
Contribution from noncontrolling interest holder	-	-	-	-	-	-	14,063	14,063
Deconsolidation of Shanghai Baozun-CJ E-commerce Co., Ltd ("Baozun CJ") (Note 10)	-	-	-	-	-	-	(12,854)	(12,854)
Foreign currency translation adjustment	-	-	-	-	25,136	25,136	-	25,136
Balance as of December 31, 2016	159,411,982	100	1,761,430	(233,866)	44,348	1,572,012	-	1,572,012
Net income	-	-	-	208,866	-	208,866	264	209,130
Share-based compensation	-	-	58,231	-	-	58,231	-	58,231
Exercise of share options and vesting of RSUs	6,713,415	3	4,264	-	-	4,267	-	4,267
Acquisition of a subsidiary	-	-	-	-	-	-	17,150	17,150
Foreign currency translation adjustment	-	-	-	-	(34,353)	(34,353)	-	(34,353)
Balance as of December 31, 2017	166,125,397	103	1,823,925	(25,000)	9,995	1,809,023	17,414	1,826,437

Net income	-	-	-	269,712	-	269,712	59	269,771
Share-based compensation	-	-	75,862	-	-	75,862	-	75,862
Exercise of share options and vesting of RSUs	6,423,214	3	3,716	-	-	3,719	-	3,719
Foreign currency translation adjustment	-	-	-	-	19,227	19,227	-	19,227
Balance as of December 31, 2018	172,548,611	106	1,903,503	244,712	29,222	2,177,543	17,473	2,195,016

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income	85,424	209,130	269,771	39,236
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for allowance for doubtful accounts	510	1,485	159	23
Inventory write-down	38,759	42,313	38,725	5,632
Share-based compensation	34,185	58,231	75,862	11,034
Depreciation and amortization	35,880	50,615	72,175	10,497
Deferred income tax	1,483	(3,391)	(22,944)	(3,337)
Loss on disposal of property and equipment	906	1,056	2,063	300
Gain on disposal of investment	-	(5,464)	-	-
Share of loss in equity method investment	-	1,265	996	145
Impairment loss of investments	-	6,227	9,021	1,312
Exchange (gain) loss	(320)	(391)	4,949	721
Changes in operating assets and liabilities:
Accounts receivable	(260,545)	(457,012)	(462,121)	(67,212)
Inventories	(16,483)	(106,807)	(307,045)	(44,657)
Advances to suppliers	(40,589)	(13,154)	(77,195)	(11,228)
Prepayments and other current assets	(1,879)	(77,235)	(80,644)	(11,728)
Amounts due from related parties	(1,207)	(50,023)	56,525	8,221
Other non-current assets	(1,062)	(3,064)	(11,978)	(1,742)
Accounts payable	65,352	54,547	302,808	44,043
Notes payable	84,052	(67,140)	(21,230)	(3,088)
Income tax payables	8,018	14,609	32,344	4,704
Amounts due to related party	-	-	13,994	2,035
Accrued expenses and other current liabilities	(19,043)	175,129	5,263	763
Net cash provided by (used in) operating activities	13,441	(169,074)	(98,502)	(14,326)

Cash flows from investing activities:
Purchases of property and equipment	(76,114)	(267,028)	(123,014)	(17,891)
Purchases of short-term investment	-	(272,614)	-	-
Disposal of short-term investment	10,000	-	256,079	37,245
Additions of intangible assets	(16,077)	(36,383)	(85,724)	(12,468)
Purchases of land use right	-	(45,810)	-	-
Investment in equity investees	(6,750)	-	(17,385)	(2,529)
Cash paid for business combination, net of cash received	-	(17,031)	-	-
Cash disposed upon deconsolidation of a subsidiary	(26,240)	-	-	-
Cash received for disposal of equity investees	-	1,143	7,608	1,106
Loan to an equity investee without readily determinable fair value	(1,560)	(1,440)	-	-
Net cash provided by (used in) investing activities	(116,741)	(639,163)	37,564	5,463

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
				(Note 2)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon public offering	253,678	-	-	-
Payment for public offering costs	(15,644)	(8,562)	-	-
Proceeds from short-term borrowings	-	329,392	780,123	113,465
Repayment of borrowings	-	(157,392)	(515,923)	(75,038)
Proceeds from long-term borrowings	-	-	63,306	9,207
Capital contribution from NCI	14,063	-	-	-
Proceeds from exercises of stock options	3,943	4,267	3,719	541
Payment for ordinary shares repurchase	(45,321)	-	-	-
Net cash provided by financing activities	210,719	167,705	331,225	48,175

Net increase (decrease) in cash, cash equivalents and restricted cash	107,419	(640,532)	270,287	39,312

Cash, cash equivalents and restricted cash, beginning of year	835,401	968,151	293,657	42,711

Effect of exchange rate changes on cash, cash equivalents and restricted cash	25,331	(33,962)	18,911	2,749

Cash, cash equivalents and restricted cash, end of year	968,151	293,657	582,855	84,772

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$
Cash and cash equivalents	917,319	244,809	457,340	66,517
Restricted cash	50,832	48,848	125,515	18,255
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	968,151	293,657	582,855	84,772

Supplemental disclosure of cash flow information:
Cash paid for interest	-	3,054	12,992	1,890
Cash paid for income tax	7,330	43,034	55,553	8,080

Supplemental disclosures of non-cash investing and financing activities:
Unpaid public offering costs	8,562	-	-	-
Receivable from disposal of equity investees	-	7,608	-	-
Purchases of property and equipment included in payables	-	-	2,534	369

In July 2017, the Group acquired an entity that focused on cosmetics E-commerce industry. In conjunction with the acquisition, non-cash investing activities are as follows:

Fair value of assets acquired	38,905
Cash paid for the business combination	(17,850)
Liabilities assumed	21,055

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

As of December 31, 2018, the Company’s major subsidiaries and VIE are as follows:

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

Starting December 2013, pursuant to a framework agreement entered into by the Founding Shareholders and all of the Investors, the Company undertook a series of reorganization transactions to redomicile its business from PRC to the Cayman Islands (the “Redomiciliation”). The main purpose of the Redomiciliation is to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. The Redomiciliation was subject to PRC government approval and executed in the following steps:

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

The following amounts and balances of Shanghai Zunyi were included in the Group’s consolidated financial statement after the elimination of intercompany balances and transactions:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalent	3,554	4,102
Accounts receivable, net	124,930	319,946
Inventories	104	30
Advance to suppliers	369	693
Amounts due from related parties	67,335	12,144
Prepayments and other current assets	5,180	11,417
Investment in an equity investee without readily determinable fair value	5,464	5,464
Property and equipment, net	7	4,352
Intangible assets	221	63
Other non-current assets	662	52
Total assets	207,826	358,263
Accounts payable	4,715	4,891
Income tax payables	-	675
Accrued expenses and other current liabilities	28,002	6,884
Total liabilities	32,717	12,450

	For Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenues	101,244	253,551	490,796
Operating expenses	84,952	182,715	391,595
Net income	16,085	71,102	90,753
Net cash provided by (used in) operating activities	3,405	959	(5)
Net cash provided by (used in) investing activities	(6,938)	859	553
Net cash provided by financing activities	-	-	-

The VIE contributed an aggregate of 2.99%, 6.11% and 9.10% of the consolidated net revenues for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the VIE accounted for an aggregate of 6.98% and 8.92% of the consolidated total assets, respectively. As of December 31, 2017 and 2018, the VIE accounted for an aggregate of 2.85% and 0.68% of the consolidated total liabilities, respectively.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, inventory write-down, fair value measurement and impairment of investments, realization of deferred tax assets, assessment for useful life and impairment of long-lived assets, assessment of goodwill impairment, allowance for doubtful accounts, revenue recognition, share-based compensation expense.

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

The Group’s consolidated financial instruments include cash and cash equivalents, restricted cash, short-term investment, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The long-term loan approximate its fair values, because the bearing interest rate approximates market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

  Since January 1, 2018, the Group adopted the ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10). Under the new ASC, entities no longer use the cost method of accounting as it was applied before and the new ASC requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, a company can elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer (the "measurement alternative"). After management's assessment of each of the equity investments except those accounted for under the equity method described in Note 10, management concluded that investments do not have readily determinable fair values, and elects the measurement alternative.

Certain equity investments without readily determinable fair values are measured at fair value on a non-recurring basis after initial recognition as of December 31, 2017 and 2018 which caused the recognition of impairment. Please refer to Note 10(b) for further discussion.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenue for the years ended December 31, 2017 and 2018:

	For Year Ended December 31,
	2017	2018
	RMB	RMB

A	462,384	637,963

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB

A	342,752	318,396

The following suppliers accounted for 10% or more of purchases for the years ended December 31, 2017 and 2018:

	For Year Ended December 31,
	2017	2018
	RMB	RMB

B	938,128	1,300,297
C	474,399	*

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investment and accounts receivable. As of December 31, 2017 and 2018, all of the Group’s cash and cash equivalents, restricted cash and short-term investment were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregated amounts of RMB165,135 and RMB360,387, which were denominated in RMB, as of December 31, 2017 and 2018, respectively, representing 67.5% and 78.8% of the cash and cash equivalents as of December 31, 2017 and 2018, respectively.

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

(g) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with maturity of less than three months.

(i) Restricted cash

Restricted cash consist primarily of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group's borrowing arrangements or in relation to bank guarantees issued on behalf of the Group (ii) deposit required by its business partners and (iii) security for issuance of commercial acceptance notes that mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

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

(m) Investments

The Group’s investments include equity method investments and equity securities without readily determinable fair values.

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

Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to fiscal 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

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

Supplier relationship is generated from business combination in 2017, representing the relationship that arose as a result of existing supply agreements with certain brand partners of the subsidiary. Supplier relationship is recorded at fair value, and amortized on a straight-line basis over the estimated useful life of 10 years. The accumulated amortization for the year ended December 31, 2017 and 2018 are RMB 781 and RMB 1,562, respectively.

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

(r) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for any of the years ended December 31, 2016, 2017 and 2018.

(s) Revenue

In May 2014, the FASB issued an accounting standards update Revenue from Contracts with Customers (ASC Topic 606) that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Group adopted the standard on January 1, 2018 using a full retrospective approach.

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. The Group concluded that the cumulative effect to the beginning balance of shareholders’ equity as of January 1, 2016 by implementation of the ASC 606 is not significant while the balance sheet presentation related to return allowance is retrospectively adjusted. With the adoption of ASC 606, the Group recognizes allowance for estimated sales returns on a gross basis rather than a net basis on the consolidated balance sheet. The Group now records a right of return asset for products the Group expects to receive back from customers within other current assets and a liability for refunds payable within accrued expenses and other current liabilities on the consolidated balance sheet.

The following tables summarize the impact of adoption of the new standard by financial statement line item:

Consolidated Balance Sheet

	As of December 31, 2017
	As Reported	Balance without Adoption	Effect of Change
Accounts receivable	1,085,669	1,082,735	2,934
Inventories	382,028	384,672	(2,644)
Prepayments and other current assets	214,636	211,992	2,644
Accrued expenses and other current liabilities	314,870	311,936	2,934

The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

The Group provides brand e-commerce solutions to its brand partners. And its revenues are derived principally from product sales and services.

Product Sales

The Group generates product sales revenues primarily through selling products on behalf of brand partners to consumers under the distribution model. Under this model, the Group identified one performance obligation which is to sell goods selected and purchased from its brand partners and/or their authorized distributors directly to customers through online stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; (iii) the Group has discretion in establishing price.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized at the point in time when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to consumers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data the Group has maintained and its analysis of returns by categories of products.

A majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group’s customers pay upon the receipt of products. The Group’s delivery service providers collect the payments from our customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party couriers.

The Group utilizes delivery service providers to deliver products to its consumers ("shipping activities") but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group's promise to transfer the products and are recorded as fulfillment expenses.

Services

In some instances, the Group acts as an agent to facilitate our brand partners’ online sales of their branded products with the performance obligation to provide warehousing and fulfillment service. The Group does not consider it controls the products before they are transferred to the customer while it performs some fulfillment activities as the Group bears no physical and general inventory risk and has no discretion in establishing price, so it has determined that revenue from its sales of products under these arrangements are service fees in nature.

The Group provides a variety of e-commerce services including IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services which brand partners may elect to use all or some of them that best fit their needs. Each category of the service provided is considered as one performance obligation as they are distinct from each other. Most of the Group’s service contracts including multiple performance obligations as they include provision of a combination of various services based on the brand partner’s requirements. The Group charges its brand partners a combination of fix fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized at a point in time when the services are rendered while revenue generated from other services are recognized over the period of time during the service term. The Group applies the practical expedient to recognize the services except for one-time online store design and setup services in the amount to which the Group has a right to invoice on a monthly basis with a credit period of one month to four months.

Revenue generated from these service arrangements is recognized on a gross basis and presented as services revenue on the consolidated statements of operations. All the costs that the Group incurs in the provision of the above services are classified as operating expenses on the consolidated statements of operations.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Group has satisfied its performance obligation and has the unconditional right to payment.

The Group sometimes receives advance payments from consumers before the service is rendered, which is recorded as advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Practical Expedients and Exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenue at the amount to which it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

Please refer to Note 4 of the Consolidated Financial Statements for further discussion on revenue.

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

(u) Rebates

Group periodically receives consideration from certain vendors, representing rebates for products sold or purchased over a period of time. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the products purchased. Rebates are earned based on reaching minimum sales or purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts and purchase volume, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold.

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

Advertising and promotion costs in connection with the provision of marketing and promotion services to brand clients consisted of fees the Group paid to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB250,096, RMB362,721 and RMB619,841 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB4,718, RMB10,308 and RMB25,477 were included in other operating income (expenses), net for the years ended December 31, 2016, 2017 and 2018, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

According to the ADR arrangements, the Company will have the right to receive series of reimbursements after the closing of IPO over the five-year term as a return of using DB’s services. Total reimbursements are recognized evenly over the contract term as other operating income. For the year ended December 31, 2018, the Group recorded other operating income of RMB2,856.

(aa) Share-based compensation

The Company grants share options and restricted share units to eligible employees, management and directors and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

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

(ad) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(ae) Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had stock options and non-vested restricted share units, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share the effect of the stock options and non-vested restricted share units is computed using the treasury stock method.

(af) Segment reporting

The Group’s chief operating decision maker ("CODM") has been identified as the chief executive officer. Prior to 2017, the CODM reviewed results in two segments: (i) the brand E-commerce segment, which provides E-commerce solutions to brand partners and other customers, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Due to the unsatisfactory operating performance of Maikefeng, the Group scaled down the business operation of Maikefeng in 2017. As a result of significant reduction in business operation of Makefeng, starting from 2017, the CODM determined to review the consolidated results of the Group as a whole when making decisions about allocating resources and assessing performance of the Group.

(ag) Recently issued accounting pronouncements

New Accounting Pronouncements Recently Adopted

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. ASU 2016-18 becomes effective for the Company on January 1, 2018. The adoption of this accounting pronouncement impacts the presentation of restricted cash in the Company’s Consolidated Statements of Cash Flows. The new guidance permits early adoption. The Group adopted ASU 2016-18 Statement of Cash Flows: Restricted Cash, starting January 1, 2018 in accordance with the retrospective transition method. According to the ASU amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow.

New Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize leases on balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with terms of longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The standard is effective on January 1, 2019, with early adoption permitted. The Group adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. In July 2018, the FASB issued an update that provided an additional transition option that allows companies to continue applying the guidance under the lease standard in effect at that time in the comparative periods presented in the consolidated financial statements. Companies that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. The Group elected this optional transition method. As of December 31, 2018, the Group has 643,484 of future minimum operating lease commitments that are not currently recognized on its consolidated balance sheets (see Note 17(a)). Therefore, the Group would expect changes to its consolidated balance sheets for the recognition of these and any additional leases entered into in the future upon adoption.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact on its consolidated financial statements.

In October, 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which amends two aspects of the related-party guidance in ASC 810. Specifically, the ASU (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. For entities other than private companies, ASU 2018-17 is effective for fiscal years beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for all entities. . The Group does not expect a significant impact on its consolidated financial statements.

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

The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The excess of the total cash consideration over the fair value of the assets acquired was recorded as goodwill which is not amortized and not tax deductible. The acquisition was not material to the consolidated financial statements for the year ended December 31, 2017, as such proforma results of operations are not presented. Goodwill resulted from this acquisition was assigned to one single reporting unit.

4. Revenue

For the years ended December 31, 2016, 2017 and 2018, all of the Group's revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Product sales	2,176,447	2,257,632	2,516,862

Service
- online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	1,205,462	1,863,446	2,835,206
- one-time online store design and setup services which revenue is recognized at point of time	8,366	27,730	40,969

Total revenue	3,390,275	4,148,808	5,393,037

Contract Liability

The movement of the advances from for the years ended December 31, 2017 and 2018 were as follows:

Advances from Customers
Opening Balance as of January 1, 2017	22,682
Increase/(decrease), net	2,466
Ending Balance as of December 31, 2017	25,148
Increase/(decrease), net	(6,760)
Ending Balance as of December 31, 2018	18,388

Revenue amounted RMB22,682 and RMB25,148 were recognized in the years ended December 31, 2017 and 2018, respectively that were included in the balance of advance from customers at the beginning of the each year.

5. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Accounts receivable	1,087,327	1,549,398
Allowance for doubtful accounts:
Balance at beginning of the year	(1,180)	(1,658)
Additions	(1,485)	(159)
Write-offs	1,007	50

Balance at end of the year	(1,658)	(1,767)

Accounts receivable, net	1,085,669	1,547,631

6. Inventories

Inventories consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Products	375,024	650,271
Packing materials and others	7,004	77

Inventories	382,028	650,348

Inventories write-downs are recorded in cost of products in the consolidated statements of operations, which were RMB38,759, RMB42,313 and RMB38,725 for the years ended December 31, 2016, 2017 and 2018, respectively.

7. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Rebate (1)	165,220	197,178
Deposits (2)	6,322	12,155
Value-added tax (“VAT”) recoverable	-	26,747
Employee advances (3)	748	3,608
Prepaid expenses	17,106	31,559
Interest receivables	8,620	3,399
Receivable from disposal of equity investees	7,608	-
Others	9,012	11,503

Prepayment and other current assets	214,636	286,149

(1)	Rebate represents amounts payable earned and receivable from suppliers upon reaching minimum purchase thresholds for a specified period. The rebates can be used to offset future purchases with the same supplier.
(2)	Deposits represent rental deposits and deposits paid to third-party vendors.
(3)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

8. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Electronic devices	79,729	130,725
Vehicle	4,872	4,872
Furniture and office equipment	15,078	20,760
Leasehold improvement	106,367	168,899
Machinery	17,684	17,684
Buildings	196,477	198,264

Total	420,207	541,204

Accumulated depreciation and amortization	(89,283)	(138,464)

Property and equipment, net	330,924	402,740

Depreciation and amortization expenses were RMB26,659, RMB37,436 and RMB51,669 for the years ended December 31, 2016, 2017 and 2018, respectively.

9. Intangible assets, Net

Intangible assets, net, consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Internally developed software	85,928	171,801
Trademark	841	692
Supplier relationship	15,620	15,620

Accumulated amortization	(36,239)	(55,720)

Intangible assets, net	66,150	132,393

Amortization expenses for intangible assets were RMB9,221, RMB12,837 and RMB19,481 for the years ended December 31, 2016, 2017 and 2018, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB44,938, RMB42,382, RMB33,445, RMB4,340 and RMB1,626.

10. Investments in equity investees

(a)	Investments in equity method investee

In July 2016, the Group entered into a joint venture agreement to establish an E-commerce joint venture with CJ O Shopping. Baozun holds 51% shares and CJ O Shopping holds 49% shares. The management considers Baozun has the controlling financial interest over Baozun CJ, and accounted for Baozun CJ as a consolidating subsidiary upon establishment.

In December 2016, pursuant to the amended Articles of Association, significant operational matters require agreement from CJ O Shopping. As such, the Group no longer has control over Baozun CJ and therefore deconsolidated the entity, and accounted for its investment in Baozun CJ using the equity method to accounting. No gain/loss was recognized upon deconsolidation. Share of loss in equity method investment of RMB1,265 and RMB2,175 was recognized for the year ended December 31, 2017 and 2018, respectively.

In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% shares and Beijing Pengtai holds 51% shares. Share of income in equity method investment of RMB1,229 was recognized for the year ended December 31, 2018.

In July 2018, the Group entered into a joint venture agreement to establish an E-commerce joint venture with FRAG COMERCIO International SL (“FRAG”), each of which holds 50% shares with a total consideration of RMB500. Share of loss in equity method investment of RMB50 was recognized for the year ended December 31, 2018.

(b)	Investments in equity securities without readily determinable fair values

As of December 31, 2017 and 2018, investments in equity securities without readily determinable fair value were RMB12,146 and RMB9,020, respectively. As of December 31, 2018, the Group had equity investments in four private companies that operate in the online tool development and marketplace business and provide automobile performance solution and digital marketing solution. As of December 31, 2018, there have been no adjustments for price changes to our equity investments without readily determinable fair values.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. Based on the assessment, the Group concluded that certain investment should be fully impaired as the operations are no longer viable. The cost of RMB7,497 and a loan to another fully impaired investee together with respective interest income of RMB1,524 have been fully impaired, results in a total impairment of RMB9,021 for the year ended December 31, 2018. Impairment of nil and RMB6,227 was recognized for the year ended December 31, 2016 and 2017, respectively.

11. Short-term and long-term loan

The short-term and long-term loan as of December 31, 2017 and 2018 were as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Short- term loan
Short-term bank borrowings	172,000	436,200

Long-term loan
Long-term bank borrowings	-	68,753

In 2017 and 2018, the Group entered one-year credit facilities with several Chinese Commercial Banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB735,100 and RMB1,170,000 respectively which can only be used to maintain daily operation. As of December 31, 2017, the Group drawn short-term bank borrowings from the credit facilities in amount of RMB172,000. As of December 31, 2018, the Group drawn short-term bank borrowings from the credit facilities in amount of RMB436,200 with a cash deposit of RMB3,600 pledged at the weighted average interest rate of 4.75% per annum.

As of December 31, 2017, credit facilities in amount of RMB83,115 was used to issue the letters of guarantee with an aggregate maximum of RMB116,563 and RMB33,600 was used to issue notes payable with an aggregate maximum of RMB48,000. As such, RMB446,384 was available for future borrowing at the end of 2017. The credit facilities will expire during the period from January to October 2018.

As of December 31, 2018, credit facilities in amount of RMB138,847 was used to issue the letters of guarantee with an aggregate maximum of RMB167,104 and RMB18,739 was used to issue notes payable with an aggregate maximum of RMB26,770. As such, RMB579,814 was available for future borrowing at the end of 2018. The credit facilities will expire during the period from March 2019 to December 2020.

In January 2018, the Group entered into a three-year bank loan contract under which the Group can borrow up to US$ 50,000 by December 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2018, the Group has drawn down US$10,000 with the deposit pledged of US$10,100 and the interest rate is based on the there-month Libor on draw-down date plus 1.1%.

Interest expenses were RMB13,058 and RMB4,252 for the years ended December 31, 2018 and 2017, respectively.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB

Logistics expenses accruals	157,777	102,717
Advances from customers	25,148	18,388
Outsourced labor cost payable	31,987	47,154
Salary and welfare payable	46,362	77,172
Professional fee accruals	6,117	7,461
Marketing expenses accruals	16,363	42,689
Other tax payable	12,425	8,189
Receipt on behalf of merchants on Maikefeng marketplace (1)	1,951	-
Sales return accrual	2,934	3,733
Others	13,806	15,165

Accrued expenses and other current liabilities	314,870	322,668

(1) Receipt on behalf of merchants on Maikefeng marketplace represents amount received from end customers on behalf of and payable to merchants on Maikefeng marketplace.

13. Income tax

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as an “Advanced and New Technology Enterprise,” it is entitled to a preferential income tax rate of 15%. VIE obtained the certificate of “Advanced and New Technology Enterprise” in 2017 and the provision for PRC corporate income tax for VIE is calculated by applying the income tax rate of 15% for the year ended December 31, 2017 and 2018. A subsidiary obtained the certificate of “Advanced and New Technology Enterprise” in 2018 and the provision for PRC corporate income tax for the subsidiary is calculated by applying the income tax rate of 15% for the year ended December 31, 2018.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Current tax	15,348	57,642	87,897
Deferred tax	1,483	(3,391)	(22,944)

Income tax expense	16,831	54,251	64,953

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Statutory income tax rate	25.00%	25.00%	25.00%
Share-based compensation	8.36%	5.50%	5.65%
Effect on tax rates in different tax jurisdiction	(1.01)%	(1.91)%	(1.62)%
Effect of preferential tax rate on assessable profits/losses of subsidiary incorporated in the PRC	-%	(2.24)%	2.72%
Tax incentives relating to research and development expenditure	(8.87)%	(5.16)%	(12.45)%
Other non-deductible expenses	0.78%	0.09%	0.05%
Changes in valuation allowance	(7.80)%	(0.78)%	-%

Effective income tax rate	16.46%	20.50%	19.35%

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Logistics expenses accruals	511	540
Inventory write-down	7,889	10,904
Allowance for other investments	1,557	1,557
Promotion expenses accruals	1,628	253
Salary and welfare payable	447	3,678
Professional fee accruals	1,202	1,289
Marketing expenses accruals	1,265	815
Allowance for doubtful accounts	368	379
Other accruals	1,153	2,108
Net operating loss carry forward	5,833	22,872

Less: valuation allowance	(6,325)	(6,314)

Deferred tax assets, net	15,528	38,081

Deferred tax liabilities:
Identifiable intangible assets	(3,710)	(3,319)

Deferred tax liabilities	(3,710)	(3,319)

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2017 and 2018, respectively, as management is not able to conclude that the future realization of some of those net operating loss carry forwards and other deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB23,857 and RMB145,766 of December 31, 2017 and 2018, respectively, for the Group's certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2017	2018
	RMB	RMB

Balance as of January 1	8,397	6,325
Reversals	(2,072)	(11)

Balance as of December 31	6,325	6,314

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

As of December 31, 2017 and December 31, 2018, retained earnings of Company's subsidiaries and VIE located in PRC is RMB238,137 and RMB508,746. The Company's PRC subsidiaries' retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

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

14. Ordinary Shares

In November 2015, the Board of Directors of approved the Company to repurchase up to US$10,000 worth of its own outstanding American depositary shares over the course of the next 12 months from November 2015. The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Board of Directors of the Company reviewed the share repurchase program periodically, and authorized adjustment of its terms and size. The Company funded repurchases made under this program from its available cash balance. For the years ended December 31, 2016, the Company repurchased 3,603,642 Class A ordinary shares from the open market, respectively.

Upon the follow-on public offering in December 2016, the Company issued 9,000,000 Class A ordinary shares.

For the years ended December 31, 2018 and 2017, 6,423,214 and 6,713,415 share options were exercised to Class A ordinary shares.

15. Net income per share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net income	85,424	209,130	269,771
Net (income) loss attributable to noncontrolling interests	1,209	(264)	(59)
Net income attributable to ordinary shareholders of Baozun Inc.	86,633	208,866	269,712

Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	0.58	1.29	1.59
Diluted	0.53	1.19	1.50

Net income per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	1.74	3.87	4.76
Diluted	1.59	3.56	4.51

Shares (Denominator):
Weighted average number of ordinary shares
Basic	149,935,100	162,113,815	169,884,906
Diluted	163,926,674	176,115,049	179,327,029

For the year ended December 31, 2016, 2017 and 2018, the Group had 2,802,810, 542,953 and 471,648 outstanding share options and restricted shares respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

16. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Parent company of Alibaba, one of the Group’s ordinary shareholders

Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

Shanghai Baozun-CJ E-commerce Co., Ltd. ("BCJ")	Equity method investee of the Group

Beijing Pengtai Baozun E-commerce Co., Ltd. ("Pengtai")	Equity method investee of the Group

Shanghai Misako E-commerce Limited ("Misako")	Equity method investee of the Group

(a) The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Marketing and platform service fees paid to Alibaba Group	246,136	351,482	518,299
Logistic service fees paid to Alibaba Group	-	13,052	79,182
Warehousing service revenue generated from Alibaba Group	-	5,105	23,698
Store operation service revenue generated from Ahead	3,606	117	10
Commission fee paid to Ahead	4,285	1,591	666
Logistic service revenue from BCJ	-	-	3,157
Purchase of goods from Pengtai	-	-	13,994
Store operation service revenue generated from Misako	-	-	68

(b) The Group had the following balances with its related parties:

	As of December 31,
	2017	2018
	RMB	RMB

Amounts due from Alibaba Group	17,611	19,571
Amounts due from Ahead	66,633	11,058
Amounts due from BCJ	4,551	1,573
Amounts due from Misako	-	68
Amounts due to Pengtai	-	13,994

Amounts due from Alibaba Group consisted of receivables of RMB17,611 and RMB19,571 to be collected from Alibaba Group for deposits paid, promotion services and warehousing services provided by the Group as of December 31, 2017 and 2018, respectively.

Amounts due from Ahead consisted of receivables from Ahead for amounts collected by Ahead on behalf of the Group. The Group entered into agency agreements with Ahead, under which Ahead is designated by the Group to collect payment for its service to certain brand partners. In connection with the agency agreements, amounts to be collected by Ahead on behalf of the Group as of December 31, 2017 and 2018 were RMB66,633 and RMB11,058, respectively.

Amounts due from BCJ consisted of receivables of RMB4,551 and RMB1,573 to be collected from BCJ for daily operation payment on behalf of BCJ and logistic services provided by the Group as of December 31, 2017 and 2018, respectively.

Amounts due from Misako consisted of receivables of RMB68 to be collected from Misako for store operation services provided by the Group as of December 31, 2018.

Amounts due to Pentai consisted of payables of RMB13,994 for products purchased by the Group as of December 31, 2018.

17. Commitments

(a) Operating Lease Commitment

The Group leases office space, service center and warehouses under non-cancellable operating lease agreements that expire at various dates through December 2026. During the three years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses amounting to RMB71,127, RMB105,126 and RMB141,993, respectively.

As of December 31, 2018, minimum lease payments under all non-cancellable leases were as follows:

Year ended December 31, 2018
RMB
2019	161,402
2020	139,306
2021	102,574
2022	100,001
2023 and after	140,201

Total lease commitment	643,484

(b) Other Commitment

In 2017, the Group entered into a license agreement with a brand partner to obtain the right and obligation to distribute, sell, advertise and promote specific products of the brand. The future aggregate minimum payments under the license agreement are as follows:

Year ended December 31, 2018
RMB
2019	25,912
2020	37,524
2021	55,160
2022	81,051
2023 and after	295,687

Total other commitment	495,334

18. Share-Based Compensation

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

No more share option was granted during the years ended December 31, 2016, 2017 and 2018.

Share options

A summary of option activity during the years ended December 31, 2016, 2017 and 2018 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB

Outstanding, as of January 1, 2016	16,574,854	3.5	8.0	-

Granted	-
Forfeited	(1,118,589)
Expired	(59,813)
Exercised	(2,544,255)			50,199

Outstanding, as of December 31, 2016	12,852,197	2.2	7.2	-

Granted	-
Forfeited	(148,965)
Expired	-
Exercised	(5,126,034)			269,696

Outstanding, as of December 31, 2017	7,577,198	1.1	6.3	-

Granted	-
Forfeited	(278,165)
Expired	-
Exercised	(4,278,483)			476,741

Outstanding, as of December 31, 2018	3,020,550	1.0	5.6

Vested and expected to vest as of December 31, 2018	2,978,154	0.9	5.6	196,655
Exercisable as of December 31, 2018	2,553,542	0.6	5.5	169,475

The weighted-average grant-date fair value of the options granted in 2014 and 2015 were RMB13.32 and RMB13.43 per share.

As of December 31, 2018, there was RMB1,609 of total unrecognized compensation expense related to unvested share options. That cost is expected to be recognized over a weighted-average period of 0.2 years.

Restricted share units

Under the 2015 Plan, the Group granted 1,548,747 and 1,186,014 restricted share units to certain employees and senior management in 2017 and 2018 and vest over 1 to 4 years. A summary of the restricted share units activities under the 2015 Plan during the years ended December 31, 2018 is presented below:

	Number of restricted share units	Weighted-Average Grant-Date Fair Value
		RMB
Outstanding, as of December 31, 2017	6,154,619	24.91

Granted	1,186,014	82.15
Vested	(2,144,731)	18.65
Forfeited	(724,086)

Outstanding, as of December 31, 2018	4,471,816	40.09

As of December 31, 2018, there was RMB125,045 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.69 years.

The Group recorded compensation expense of RMB34,185, RMB58,231 and RMB75,862 for both share options and restricted share units for the years ended December 31, 2016, 2017 and 2018, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Fulfillment	1,755	2,904	5,831
Sales and marketing	13,370	20,363	28,346
Technology and content	7,875	13,822	13,445
General and administrative	11,185	21,142	28,240

	34,185	58,231	75,862

19. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB60,134, RMB92,138 and RMB156,154 for the years ended December 31, 2016, 2017 and 2018, respectively, for such benefits.

20. Segment Information

The Group’s chief operating decision maker ("CODM") has been identified as the chief executive officer. Prior to 2017, the CODM reviewed results in two segments: (i) the brand e-commerce segment, which provides ecommerce solutions to brand partners and other customers, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment, and (ii) the Maikefeng segment, which operates the retail online platform, Maikefeng. Due to the unsatisfactory operating performance of Maikefeng, the Group scaled down the business operation of Maikefeng and is in the process of selling of Maikefeng's inventory in 2017. As a result of the reduction of Maikefeng's operations, starting from 2017, the CODM reviews the consolidated results of the Group as a whole when making decisions about allocating resources and assessing performance of the Group. Given this change in the composition of the Group's reportable segments, prior year segment information was restated and thus no segment information was presented for 2016.

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

The appropriation to these reserves by the Group's PRC entities were RMB4,121, RMB8,656 and RMB18,183 for the years ended December 31, 2016, 2017 and 2018. The accumulated reserves as of December 31, 2016, 2017 and 2018 were RMB6,369, RMB15,025 and RMB33,208 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2018, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB719,063.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018
	RMB	RMB	US$ Note 3
ASSETS
Current assets:
Cash and cash equivalents	313,138	67,513	9,819
Prepayments and other current assets	5,434	1,047	152
Amounts due from subsidiaries and VIE	859,678	1,069,402	155,539
Total current assets	1,178,250	1,137,962	165,510

Investments in subsidiaries and VIE	630,442	1,040,658	151,357

Equity investment without readily determinable fair value	6,682	-	-
TOTAL ASSETS	1,815,374	2,178,620	316,867
LIABILITIES
Current liabilities:
Other current liabilities	6,351	1,077	157
Total current liabilities	6,351	1,077	157
TOTAL LIABILITIES	6,351	1,077	157

SHAREHOLDERS' EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 152,824,659 and 159,247,873 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	95	98	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	8	8	1
Additional paid-in capital	1,823,925	1,903,503	276,853
Retained earnings/ (Accumulated deficit)	(25,000)	244,712	35,592
Accumulated other comprehensive income	9,995	29,222	4,250
Total shareholders' equity	1,809,023	2,177,543	316,710
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,815,374	2,178,620	316,867

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ Note 3
Operating expenses:
General and administrative	(6,129)	(6,075)	(8,422)	(1,225)
Other operating income	2,446	2,492	2,837	413
Total operating expenses	(3,683)	(3,583)	(5,585)	(812)
Loss from operations	(3,683)	(3,583)	(5,585)	(812)
Interest income	3,358	7,187	3,072	446
Impairment loss of investments	-	-	(7,497)	(1,090)
Exchange gain (loss)	7	47	(113)	(17)
Equity in income of subsidiaries and VIE	86,951	205,215	279,835	40,700
Net income	86,633	208,866	269,712	39,227

Foreign currency translation adjustment	25,136	(34,353)	19,227	2,796
Comprehensive income	111,769	174,513	288,939	42,023

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ Note 3
Cash flows from operating activities:
Net income	86,633	208,866	269,712	39,227
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Impairment loss of investments	-	-	7,497	1,090
Exchange (gain) loss	(7)	(47)	113	17
Equity in income of subsidiaries and VIE	(86,951)	(205,215)	(279,835)	(40,700)
Changes in other current liabilities	(6,394)	3,580	(5,274)	(767)
Net cash provided by (used in) operating activities	(6,719)	7,184	(7,787)	(1,133)

Cash flows from investing activities:
Advances to subsidiaries and VIE	(14,879)	(79,916)	(209,724)	(30,503)
Investments in subsidiaries	14,139	(41,853)	(54,518)	(7,930)
Net cash used in investing activities	(740)	(121,769)	(264,242)	(38,433)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares upon public offering, net	238,034	-	-	-
Proceeds from exercises of share options	3,943	4,270	3,718	541
Payment for ordinary shares repurchase	(45,321)	-	-	-
Net cash provided by financing activities	196,656	4,270	3,718	541

Net increase (decrease) in cash and cash equivalents	189,197	(110,315)	(268,311)	(39,025)
Cash and cash equivalents, beginning of year	254,213	460,670	313,138	45,544
Effect of exchange rate changes on cash and cash equivalents	17,260	(37,217)	22,686	3,300
Cash and cash equivalents, end of year	460,670	313,138	67,513	9,819

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures . Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3)	Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

4)	As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

