Form 20-F
period 2019-12-31
Baozun Inc.
filed 2020-04-28
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Robin Bin Lu, Chief Financial Officer

Building B, No. 1268 Wanrong Road

Shanghai 200436

The People’s Republic of China

Telephone: +86 21 8026-6000

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing three Class A Ordinary Shares, par value US$0.0001 per share	BZUN	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Class A Ordinary Shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

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

As of December 31, 2019, there were 188,219,667 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of 174,918,929 Class A ordinary shares and 13,300,738 Class B ordinary shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Yes ☐ No

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;
●	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands exempted company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity;
●	“brand e-commerce” are to business-to-consumer (B2C) e-commerce conducted through official brand stores, official marketplace stores, or official stores on other channels;
●	“brand partners” are to companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;
●	“Distribution GMV” are to the GMV under the distribution business model;
●	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;
●	“Non-distribution GMV” are to the GMV under the service fee business model and the consignment business model;
●	“O2O” are to online-to-offline and offline-to-online commerce;
●	“official brand stores” are to brands’ official online stores;
●	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share; and
●	“US$”, “U.S. dollars” or “dollars” are to the legal currency of the United States.

Solely for the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB were made at a rate of RMB6.9618 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. As of April 24, 2020, the exchange rate for one U.S. dollar was RMB7.0813. We make no representation that the RMB or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data for the three years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data for the years ended December 31, 2015 and 2016, and selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included elsewhere in this document. The historical results are not necessarily indicative of results to be expected in any future period.

Selected Consolidated	For the year ended December 31,
Statements of	2015	2016	2017	2018	2019
Operations Data	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	1,940,649	2,176,447	2,257,632	2,516,862	3,422,151	491,561
Services	657,794	1,213,828	1,891,176	2,876,175	3,856,041	553,886
Total net revenues	2,598,443	3,390,275	4,148,808	5,393,037	7,278,192	1,045,447
Operating expenses(1)
Cost of products	(1,735,820)	(1,921,856)	(1,917,467)	(2,034,852)	(2,774,342)	(398,509)
Fulfillment	(325,159)	(540,857)	(818,173)	(1,262,302)	(1,678,191)	(241,057)
Sales and marketing(2)	(403,519)	(658,819)	(910,843)	(1,338,970)	(1,815,642)	(260,801)
Technology and content	(59,946)	(95,638)	(140,689)	(268,973)	(392,951)	(56,444)
General and administrative	(73,678)	(88,274)	(116,554)	(154,845)	(215,660)	(30,978)
Other operating income (expense), net	8,130	5,235	11,250	22,678	(17,753)	(2,550)
Total operating expenses	(2,589,992)	(3,300,209)	(3,892,476)	(5,037,264)	(6,894,539)	(990,339)
Income from operations	8,451	90,066	256,332	355,773	383,653	55,108
Other income (expenses)
Interest income	8,834	11,869	13,350	8,017	42,614	6,121
Interest expense	—	—	(4,252)	(13,058)	(61,316)	(8,807)
Gain on disposal of investments	9,674	—	5,464	—	-	-
Impairment loss of investments	—	—	(6,227)	(9,021)	(9,021)	(1,296)
Exchange gain (loss)	(124)	320	(21)	(5,991)	(7,663)	(1,101)
Income before income tax and share of income (loss) in equity method investment	26,835	102,255	264,646	335,720	348,267	50,025
Income tax benefit (expense)(3)	6,022	(16,831)	(54,251)	(64,953)	(71,144)	(10,219)
Share of income (loss) in equity method investment	(10,236)	—	(1,265)	(996)	4,768	685
Net income	22,621	85,424	209,130	269,771	281,891	40,491

Selected Consolidated	For the year ended December 31,
Statements of	2015	2016	2017	2018	2019
Operations Data	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Change in redemption value of convertible redeemable preferred shares	(25,332)	—	—	—	—	—
Net (income) loss attributable to noncontrolling interests	—	1,209	(264)	(59)	187	27
Net income attributable to redeemable noncontrolling interest	—	—	—	—	(781)	(112)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(2,711)	86,633	208,866	269,712	281,297	40,406
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	(0.03)	0.58	1.29	1.59	1.62	0.23

Selected Consolidated	For the year ended December 31,
Statements of	2015	2016	2017	2018	2019
Operations Data	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share and per ADS data and number of shares)
Diluted	(0.03)	0.53	1.19	1.50	1.57	0.23
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc.(4)
Basic	(0.08)	1.74	3.87	4.76	4.85	0.70
Diluted	(0.08)	1.59	3.56	4.51	4.72	0.68
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	102,987,119	149,935,100	162,113,815	169,884,906	173,937,013	173,937,013
Diluted	102,987,119	163,926,674	176,115,049	179,327,029	178,932,010	178,932,010
Non-GAAP Financial Measures(5):
Non-GAAP income from operations	33,646	124,251	315,345	433,199	460,400	66,132
Non-GAAP net income	47,816	119,609	267,947	346,805	358,246	51,459
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	22,484	120,818	267,395	346,170	357,076	51,290
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.65	2.42	4.95	6.11	6.16	0.88
Diluted	0.59	2.21	4.55	5.79	5.99	0.86

(1)Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	(1,440)	(1,755)	(2,904)	(5,831)	(9,839)	(1,413)
Sales and marketing	(9,793)	(13,370)	(20,363)	(28,346)	(22,209)	(3,190)
Technology and content	(5,047)	(7,875)	(13,822)	(13,445)	(9,817)	(1,410)
General and administrative	(8,915)	(11,185)	(21,142)	(28,240)	(33,318)	(4,786)
	(25,195)	(34,185)	(58,231)	(75,862)	(75,183)	(10,799)

(2)Including amortization of intangible assets resulting from business acquisition, which amounted to RMB nil for the years ended December 31, 2015 and 2016, RMB0.8 million for the year ended December 31, 2017, and RMB1.6 million for the year ended December 31, 2018 and 2019, respectively.
(3)Including income tax benefits of RMB nil for the years ended December 31, 2015 and 2016, RMB0.2 million for the year ended December 31, 2017, and RMB0.4 million for the year ended December 31, 2018 and 2019, respectively, related to the reversal of deferred tax liabilities, which was recognized on business acquisition.
(4)Each ADS represents three Class A ordinary shares.
(5)See “—Non-GAAP Financial Measures.”

Selected Consolidated	As of December 31,
Balance Sheet Data	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Information
Cash and cash equivalents	787,257	917,319	244,809	457,340	1,144,451	164,390
Restricted cash	48,144	50,832	48,848	125,515	382,359	54,922
Accounts receivable, net(1)	364,782	627,829	1,085,669	1,547,631	1,800,896	258,683
Inventories, net(1)	334,347	309,317	382,028	650,348	896,818	128,820
Total assets(1)	1,889,173	2,371,277	2,978,969	4,015,824	7,096,600	1,019,363

Accounts payable	457,493	526,461	583,532	886,340	877,093	125,987
Short-term loan	—	—	172,000	436,200	428,490	61,549
Total liabilities(1)	654,702	799,265	1,152,532	1,820,808	4,496,829	645,930
Baozun Inc. shareholder’s equity	1,234,471.0	1,572,012	1,809,023	2,177,543	2,568,731	368,975
Total liabilities, redeemable non-controlling interests and equity(1)	1,889,173	2,371,277	2,978,969	4,015,824	7,096,600	1,019,363
(1)Certain reclassifications in accounts receivable, inventories, prepayments and other current assets and accrued expenses and other current liabilities were retrospectively adjusted as a result of the adoption of a new revenue accounting standard effective on January 1, 2018.

The following table sets forth the following operating data for each period indicated:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
Number of brand partners as of the period end(1)	113	133	152	185	231
Number of GMV brand partners as of the period end(2)	95	122	146	178	222
Total GMV(3) (RMB in millions)	6,735.3	11,264.8	19,112.2	29,426.0	44,410.3
Distribution GMV(4)	2,262.7	2,534.1	2,620.2	2,902.0	3,849.5
Non-distribution GMV(5)	4,472.6	8,730.7	16,492.0	26,524.0	40,560.8
Average GMV per GMV brand partner(6) (RMB in millions)	75	102	142	182	222
(1)Brand partners are defined as companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names.
(2)GMV brand partners are brand partners that contributed to our GMV during the period.
(3)GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits at such stores and which have been settled offline. Our calculation of GMV includes value added tax but excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
(4)Distribution GMV refers to the GMV under the distribution business model.
(5)Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(6)Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income/(loss) attributable to ordinary shareholders of Baozun Inc. is net income /(loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income /(loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income /(loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income /(loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income/(loss) attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-

based compensation expenses and amortization of intangible assets resulting from business acquisition. We also believe that the use of the non-GAAP measures facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income/(loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in our business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income /(loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income/(loss) attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income /(loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, net income/(loss), net income /(loss) attributable to ordinary shareholders of Baozun Inc., net income/(loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures in 2015, 2016, 2017, 2018 and 2019 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
Income from operations	8,451	90,066	256,332	355,773	383,653	55,108
Add: Share-based compensation expenses	25,195	34,185	58,231	75,862	75,183	10,799
Amortization of intangible assets resulting from business acquisition	—	—	782	1,564	1,564	225
Non-GAAP income from operations	33,646	124,251	315,345	433,199	460,400	66,132

Net income	22,621	85,424	209,130	269,771	281,891	40,491
Add: Share-based compensation expenses	25,195	34,185	58,231	75,862	75,183	10,799
Amortization of intangible assets resulting from business acquisition	—	—	782	1,564	1,564	225
Less: Tax effect of amortization of intangible assets resulting from business acquisition	—	—	(196)	(392)	(392)	(56)
Non-GAAP net income	47,816	119,609	267,947	346,805	358,246	51,459

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	(2,711)	86,633	208,866	269,712	281,297	40,406
Add: Share-based compensation expenses	25,195	34,185	58,231	75,862	75,183	10,799
Amortization of intangible assets resulting from business acquisition	—	—	398	796	796	114
Less: Tax effect of amortization of intangible assets resulting from business acquisition	—	—	(100)	(200)	(200)	(29)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	22,484	120,818	267,395	346,170	357,076	51,290

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	0.65	2.42	4.95	6.11	6.16	0.88
Diluted	0.59	2.21	4.55	5.79	5.99	0.86

Weighted average shares used in calculating net income
Basic	102,987,119	149,935,100	162,113,815	169,884,906	173,937,013	173,937,013
Diluted	102,987,119	163,926,674	176,115,049	179,327,029	178,932,010	178,932,010

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

Continued demand from our existing and potential brand partners to use our services and solutions depends on whether e-commerce will continue to be widely accepted. While online retail has existed in China since the 1990s, only recently have large online retail companies become profitable. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

●	the growth of internet, broadband, personal computer and mobile penetration and usage in China, and the rate of any such growth;
●	the trust and confidence level of online retail consumers in China, as well as changes in consumers’ demographics, tastes and preferences;
●	whether alternative retail channels or business models that better address the needs of consumers emerge in China; and
●	the development of fulfillment, payment and other ancillary services associated with online purchases.

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

We provide brand e-commerce service to brand partners primarily pursuant to contractual arrangements with a term typically ranging from 12 to 36 months. These contracts may not be renewed or, if renewed, may not be renewed on the same or more favorable terms for us. We may not be able to accurately predict future trends in brand partners renewals, and our brand partners’ renewal rates may decline or fluctuate due to factors such as level of satisfaction with our services and solutions and our fees and charges, as well as factors beyond our control, such as level of competition faced by our brand partners, their level of success in e-commerce and their spending levels.

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2019, net revenues related to our top 10 brand partners as ranked by net revenues in the aggregate comprised approximately 61.3% of our total net revenues. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 24.3% and 13.6% of our total net revenues, respectively, in 2019. Total GMV related to our top 10 brand partners as ranked by GMV in the aggregate comprised approximately 68.2% of our total GMV in 2019. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2019) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

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

We have adopted a pricing model under which a negotiated portion of the revenues we generate from our brand partners is variable based on GMV generated through the partners’ online stores that we operate. If that GMV were to decline, does not grow as expected, or if our partners demand pricing terms that do not provide for variability based on the value of purchases transacted and settled on the stores operated by us, our revenue, profitability and business prospects may be adversely affected.

In addition, the ratio of our revenues as a percentage of GMV generated through the partners’ online stores that we operate could vary as their bargaining power increases or our service scope reduces, which could adversely affect our financial results. We also intend to focus on high quality GMV categories. Although we are focused on achieving a higher ratio of our revenues as a percentage of GMV generated through the partners’ online stores that we operate, there is no guarantee that we will successfully achieve this and our failure to do so could adversely affect our financial results.

We may not be able to compete successfully against current and future competitors.

We face intense competition in the market for brand e-commerce solutions and services, and we expect competition to continue to intensify in the future. Increased competition may result in reduced pricing or service scope for our services and solutions or a decrease in our market share, any of which could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales or to sell our services and solutions at lower prices or at reduced profitability, including:

●	Potential brand partners may choose to continue using or developing applications or building e-commerce teams or infrastructures in-house, rather than paying for our solutions and services;
●	The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;
●	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and/or devote greater resources to the promotion and sales of their products and services than we can;
●	Current and potential competitors may offer software or services that addresses one or more online channel management and logistics functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those solutions than we can; and
●	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

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

E-commerce channels could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses or unlawful access to e-commerce channels. Any material channel downtime or disruption could prevent us from providing services to our brand partners and reduce sales in stores operated by us. Because we operate on a limited number of e-commerce channels, the adverse effects of such downtime and disruption could be significant to our operations as a whole.

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

We have experienced rapid growth in recent years. Our total net revenues increased from RMB2,598.4 million in 2015 to RMB7,278.2 million (US$1,045.4 million) in 2019, representing a compound annual growth rate of 29.4%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

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

We make investments in business initiatives, some of which may not be successful. Any unsuccessful business initiatives could materially and adversely affect our business, financial condition and results of operations.

Our prospects for growth depend on our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies and on our ability to effectively commercialize such innovations. There are uncertainties related to our investments in new solutions, services and emerging channels. For example, in 2014, we launched our online retail platform, Maikefeng, which offers authentic and high-quality products at discounted prices through our Maikefeng mobile application, and we ceased the operation of Maikefeng marketplace in 2017.

We may not be able to recoup the capital expenditures we incur to strengthen our technology and innovation capabilities and upgrade our technology platform.

We have invested and will continue to expend financial resources in strengthening our technology and innovation capabilities and upgrading our technology platform, in order to serve a wider variety of brand partners and other customers with a broader array of services. For example, we established an innovation center in June 2017, which focuses on enhancing our IT capabilities and helps us shape the market by developing new systems such as cloud-based operating platforms and big data analysis tools for brand e-commerce, implementing artificial intelligence in brand e-commerce, and upgrading the current technology systems. In addition, we developed Retail Operation Support System, or ROSS, which encompasses a series of modules enabling efficient product management, store content management, store event management and customer analysis to facilitate automation and digitalization to enhance efficiency of store operations. We expect that we will continue to invest in these and other initiatives as our business develops. However, investments in technology and innovation initiatives are inherently uncertain, and we may encounter practical difficulties in deploying or commercializing our technology and innovations. As a result, we may not be able to recover the expenditures associated with these investments, and any recovery of such expenses may take longer than expected.

Our expansion into new product categories may expose us to new challenges and more risks.

We currently serve brand partners in the following categories: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and insurance and automobiles. In the future, we may provide services to brand partners in new product categories in which we have limited experience and operating history. Our product mix also affects our revenue mix and profitability. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully manage our product mix, address new challenges or compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

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

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses, including by hiring a significant number of temporary employees to supplement our permanent staff. If our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand surges, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations. Any such system interruptions may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers. In anticipation of increased sales activity during peak seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. Either of these outcomes may lead our customers to reduce their engagement with us.

Our investments in other entities may not be successful and we may incur significant losses as a result.

We have made investments in third parties that are complementary to our business and operations. We may pursue strategic alliances, joint ventures or potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to many risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

We may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. We recorded impairment loss of investments of RMB6.2 million, RMB9.0 million, and RMB9.0 million (US$1.3 million) in 2017, 2018 and 2019, respectively. We may be required to perform impairment assessment and recognize impairment loss on any of our other investments in the future. Any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. As of December 31, 2019, we had outstanding indebtedness including RMB1,914.5 million (US$275.0 million) principal amount of 1.625% Convertible Senior Notes due 2024 (“2024 Notes”) issued in April 2019 and RMB428.5 million (US$61.5 million) principal amount of short-term loans. Our substantial level of indebtedness could have important consequences, including the following:

●	we must use a substantial portion of our cash flow from operations to pay interest and principal on the 2024 Notes and our other indebtedness, which will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;
●	our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;
●	we will be exposed to fluctuations in interest rates and currency exchange rates;
●	our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;
●	we may be more vulnerable to the economic downturns and adverse developments in our business;
●	we may be unable to comply with financial and other restrictive covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt, have an adverse effect on our business and prospects, and force us into bankruptcy or liquidation; and
●	in the event of insolvency, liquidation, reorganization, dissolution or other winding up of our business, if there are not sufficient assets remaining to pay all creditors, then all or a portion of the amounts due on the 2024 Notes then outstanding would remain unpaid.

We may incur substantial additional indebtedness in the future, subject to the restrictions contained in our existing credit facility and the terms of any of our other indebtedness. For example, we may incur additional debt to fund our business and strategic initiatives. If we incur additional debt and other obligations, the risks associated with our substantial leverage and the ability to service such debt would increase.

Our ability to meet expenses, to remain in compliance with our covenants under our debt arrangements and to make future principal and interest payments in respect of our debt arrangements depends on, among other things, our operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our indebtedness.

We must comply with certain covenants under the terms of our debt instruments and the failure to do so may put us in default under those instruments.

Some of our debt instruments include covenants and broad default provisions. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants may require us to curtail some of our operations and growth plans, or seek waivers or consents from our creditors. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding indebtedness. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable debt instruments. Some of our debt instruments also contain cross-default clauses, which could enable creditors under our debt instruments to declare an event of default should there be an event of default on our other debt instruments.

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

We have expanded and plan to continue to expand our business internationally, which may cause our business to be susceptible to international business risks and challenges. International operations are subject to many special risks and challenges that could adversely affect our business, such as compliance with international legal and regulatory requirements and managing fluctuations in currency exchange rates. We cannot assure you that our various international expansion efforts will be completed as planned or achieve the intended results. Any negative impact from our international business efforts could also negatively impact our business, operating results and financial conditions as a whole. In addition, we may face additional competition from local companies in countries other than China. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, local customers.

If we fail to manage our accounts receivable and inventories effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Under the distribution model, we generally grant a credit period of no more than two weeks to customers of our products. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2017, 2018 and 2019, our accounts receivable amounted to RMB1,085.7 million, RMB1,547.6 million and RMB1,800.9 million (US$258.7 million), respectively. Our accounts receivable turnover days were 75 days, 89 days and 84 days in 2017, 2018 and 2019. The increase in the amount of our accounts receivable and the accounts receivable turnover days from 2017 to 2018 were due to the increase in the proportion of our revenues generated from services, which generally have longer payment terms. The decrease in the accounts receivable turnover days from 2018 to 2019 was due to efficiency enhancement of working capital management. Our inventories were RMB382.0 million, RMB650.3 million and RMB896.8 million (US$128.8 million) as of December 31, 2017, 2018 and 2019, respectively. These increases reflected the additional inventories required to support our expanded product sales volumes.

We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs. We cannot assure you that we will be able to effectively manage our inventories and product costs. The amount and turnover days of our accounts receivable and inventories may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

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

If the ramp up of operations for newly-added brand partners does not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

We have been accelerating acquisition of new brand partners since 2018, in an effort to drive sustainable growth momentum. In 2018 and 2019, we added a net of 33 and 46 new brand partners respectively. Newly added brand partners typically require a ramping up period before they can fully utilize our services. If the ramp up of operations for newly added brand partners takes longer time than we expected, or the revenues we receive from newly added brands do not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to provide e-commerce solutions to our brand partners and materially and adversely affect our results of operations.

Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of our technology platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile network is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent brand partners from utilizing our technology platform, and frequent or extended interruptions could frustrate consumers and discourage them from attempting to place orders, which could cause us and our brand partners to lose consumers and adversely affect our results of operations.

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

A proportion of our warehousing services are delivered under our warehousing service cooperation agreement with Cainiao, a subsidiary of Alibaba Group Holding Limited, or Alibaba Group. Operations of our warehouse and cooperation with Cainiao are subject to challenges that could adversely affect our business. To guarantee our performance under the cooperation agreement with

Cainiao, we are required to make a performance deposit with Cainiao and it may deduct from our deposit under certain circumstances if we fail to meet specific standards. If we do not comply with the terms of the warehousing service cooperation agreement, or if it is suspended or terminated, our business operations and financial condition could be materially adversely affected.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business and financial condition.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and logistics network and our ability to accurately take orders from Cainiao’s logistics data platform and fulfill the orders. Our fulfillment and logistics infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. For example, on October 29, 2019, an accidental fire occurred at a third-party warehouse in Shanghai, which resulted in an estimated operating loss of RMB45.5 million (US$6.5 million) in the fourth quarter of 2019. If any of our fulfillment and logistics infrastructures were rendered incapable of operations, then we may be unable to fulfill any orders from the affected infrastructure. We do not carry business interruption insurance to protect us from natural disasters and force majeure risks, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services our business and reputation may be materially and adversely affected.

We rely on third-party delivery service providers to deliver products to consumers, and any major interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions, fire incidents or labor unrest or shortage. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products and may claim refund from us or our brand partners, and brand partners may have less confidence in our services. As a result, we may lose brand partners, and our financial condition and reputation could suffer.

Failure to effectively manage our warehouse capacity and utilization could have a material adverse effect on our business and results of operation.

As of December 31, 2019, we operated warehouses with an aggregate gross floor area of approximately 500,000 square meters in eight strategic cities, serving end customers in mainland China, Hong Kong, Macau and Taiwan. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we used a number of warehouses operated by third-party, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

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

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce, or the MOFCOM, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation, or the SAMR and the State Food and Drug Administration. These government authorities promulgate and enforce regulations that cover many aspects of online retailing and distribution of products such as food and medical devices, including scope of permitted business activities, licenses and permits for business operation, and restriction on foreign investments. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order to sell products themselves or through our e-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will not be required to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits or to obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of

Telecommunications Services, or the Telecommunication Catalog, on December 29, 2015, which came into effect on March 1, 2016 and specifies that information services provided through mobile networks are recognized as internet information services, and service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining an ICP license covering internet information services rendered through mobile network. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a value-added telecommunication license covering online data processing and transaction processing services. Our consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, has obtained an ICP license covering domestic call center services and internet information services, and we also currently hold an operating license for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun. With the expansion of our business in the future, we may be required to obtain other required license or expand the current scope of our licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service that may be required by the government authorities from time to time.

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

We leased 24 premises in Mainland China, Hong Kong and Taiwan for our offices, customer service center and warehouses as of December 31, 2019. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. In addition, we may acquire certain land use right and titles in the relevant buildings for business operation purposes from time to time. For example, we have acquired the land use right and title to the buildings located in Suzhou, China. Our use of the land and buildings we acquired may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

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

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. As of December 31, 2019, approximately 3.7% of our work force was dispatched by third-party labor service agents. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, issued in January 2014 and became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. Though our current number of the dispatched contract workers does not exceed the statutory limit, we cannot assure you that our labor dispatch arrangement will always comply with relevant labor regulations in the future. In addition, under the Labor Contract Law amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost.

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$718) to RMB10,000 (US$1,436) per dispatched worker.

Our business generates and processes a large amount of data, and the improper storage, use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our business generates and processes a large quantity of personal, transaction, demographic and behavioral data. We face risks inherent in handling and protecting large volumes of data. In particular, we face challenges relating to data derived from transactions and other activities on our platform, including:

●	protecting data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing data privacy, security and other concerns; and
●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

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

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. Under the Foreign Investment Law promulgated by the National People's Congress on March 15, 2019, which became effective on January 1, 2020, the PRC government encourages technology cooperation on the basis of free will and business rules in the process of foreign investment, no administrative agency or its employee may force the transfer of any technology by administrative means. However, because the Foreign Investment Law has newly become effective, there remain high uncertainties with regard to how the law will be interpreted and enforced.

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

We have been named as a defendant in shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

We have been named as a defendant in shareholder class action lawsuits, which are described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and will have to defend against such suits. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits.

We cannot predict the outcome of these lawsuits. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlements amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could exceed coverage provided under potentially applicable insurance policies, which is limited. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Any such unfavorable outcome could have a material effect on our business, financial condition, results of operations and cash flows. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity or equity linked financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. Our ability to obtain additional financing in the future is subject to many uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ADSs, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, the National Development and Reform Commission of China, or the NDRC, has issued a number of rules requiring filing with the NDRC of foreign debt issuance since September 2015. In May 2016, the NDRC also specifically required offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises, and although not explicitly required by statute, individual PRC residents, to complete filings with the NDRC before pricing and closing of any offshore debt issuance. Pursuant to the Notice of the National Development and Reform Commission and the Ministry of Finance on Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks effective in May 2018, among others, enterprises that plan to borrow medium-term and long-term foreign debts shall establish and improve a sound and standardized corporate governance structure, management and decision-making mechanisms and financial management rules and properly disclosure relevant information. We may be considered as an offshore incorporated company indirectly controlled by individual PRC residents and thus our issuance of foreign debt issuance may be subject to these requirements. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.

We have obtained insurance to cover certain potential risks, such as property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. In addition, our third-party service providers, including third-party warehousing service providers, may fail to purchase insurance or maintain effective insurance. Even if we are successful in our claims against third-party service providers when certain accidents occurred, such third-party service providers may not be able to fully, or at all, pay the damages resulted from such accidents. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage or our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the State Council promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$71,821). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges along with uncertainties over the impact of ongoing trade disputes and tariffs. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.9% in 2017, which slowed to 6.7% in 2018, and further slowed to 6.1% in 2019. There have been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. Trade tension between China and the United States may intensify. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

In addition, COVID-19 had a negative impact on global and Chinese economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We rely on certain key operating metrics to evaluate the performance of our business, and any perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as GMV, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

We rely on the e-commerce performance of certain categories, and any significant downward industry trend of such categories may materially and adversely affect our business and results of operations.

We currently serve brand partners in the following categories: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and insurance and automobiles. Currently, we have a substantial amount of our GMV derived from brand partners in apparel and accessories, as well as in electronics. If the e-commerce performance of certain or various categories is not successful in general, our business and results of operations may be materially and adversely affected. For example, the e-commerce performance of apparel and accessories category was adversely affected due to, among other factors, a warmer winter in 2019, which adversely affected our business and results of operations for the fourth quarter of 2019.

Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, snowstorms, typhoon, or fires, widespread health epidemics, such as avian influenza, swine flu, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19, or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. Such developments in China or elsewhere could disrupt our business and operations, cause a temporary closure of facilities we use for our operations, and have a material adverse effect on our business, financial condition and results of operations.

In recent years, there have been outbreaks of health epidemics in various countries, including China. Recently, there was an outbreak of a novel coronavirus (COVID-19) in China and globally. The epidemic has resulted in quarantines, travel restrictions, and temporary closure of stores and facilities in China and globally for the past few months. On March 11, 2020, the World Health Organization characterized the COVID-19 a pandemic. Our business operations have been negatively impacted by COVID-19. To the extent that the COVID-19 pandemic continues to cause harm, or any other epidemic or pandemic causes harm, to the Chinese or global economy, our results of operations will likely be further adversely and materially affected. Any potential impact on our financial results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or affect its impact, which are highly uncertain and unpredictable. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of business operations of our brand partners and customers have negatively affected, and could continue to negatively affect, the demand for our services and the goods sold in the stores or the platform operated by us;
●	our brand partners may encounter supply chain disruptions, which could significantly reduce supply of goods;
●	our brand partners may require additional time to pay us or fail to pay us at all, which could significantly increase the amount and turnover days of our accounts receivable and require us to record additional allowances for doubtful accounts;
●	our customers may decrease their level of spending on the products we or our brand partners sold, which could significantly increase our inventory amount and turnover days;
●	the acquisition of new brand partners and ramp up of operations for newly-added brand partners may be negatively impacted, which could significantly reduce revenues contribution from new brand partners;
●	any disruption of our logistics providers could adversely impact our business and results of operations, including materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;
●	any precautionary measures intended to minimize the risks of COVID-19 to our employees and business partners, including temporarily requiring our employees to work remotely, canceling or postponing industry events and business travel, could compromise our efficiency and productivity during such periods and incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations.

Because of the uncertainty surrounding the COVID-19 pandemic, the financial impact related to the outbreak of and response to the COVID-19 pandemic cannot be reasonably estimated at this time. As the worldwide health crisis caused by COVID-19 continues to evolve and affect the global economy and financial markets, it may potentially result in a further sustained economic downturn, thereby having an additional material and adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce accurate financial statements on a timely basis or prevent fraud could be impaired.

We are required to maintain an effective system of internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2019, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

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

On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or the EQUITABLE Act, prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Accordingly, none of these PRC subsidiaries is eligible to provide value-added telecommunication services in China. We do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our PRC consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder and a shareholder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 6.1%, 9.1% and 8.6% of our total net revenues in 2017, 2018 and 2019, respectively.

We entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

●	exercise effective control over Shanghai Zunyi;
●	receive substantially all of the economic benefits of Shanghai Zunyi; and
●	have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Zunyi when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as our VIE.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. The Foreign Investment Law of the PRC and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, became effective on January 1, 2020 and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	shutting down our website, or discontinuing or restricting the conduct of any transactions between certain of our PRC subsidiaries and VIE;
●	imposing fines, confiscating the income from our PRC subsidiaries or VIE, or imposing other requirements with which we or our VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or
●	restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

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

Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the e-commerce Law imposes a number of obligations on e-commerce operators, including the obligations, to disclose information about commodities or services in a comprehensive, faithful, accurate and timely manner; while displaying search results of commodities or services to consumers according to their interests, preferences, consumption habits and other personal characteristics, to provide consumers with options irrelevant to their personal characteristics; when to offer tie-in commodities or services, to warn consumers about the tie-in sale in a prominent position and not to set the tie-in commodities or services as the default option; and when charging consumers guarantee deposits as agreed thereby, to explicitly indicate how and under what procedures consumers may have the guarantee deposits refunded, and not to impose any unjustifiable conditions on the refund of guarantee deposits. Failure to comply with the relatively new regulatory requirements may have a material adverse impact on our business and results of operations. As no detailed interpretation and implementation rules have been promulgated, it remains uncertain how the newly adopted E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce (currently known as SAMR), the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009.

The M&A Rules established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In addition, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues above relevant thresholds would be subject to SAMR merger control review. As a result of our size, many of the transactions we have taken or may undertake could be subject to anti-monopoly review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Mr. Vincent Wenbin Qiu, Mr. Junhua Wu and Mr. Michael Qingyu Zhang have completed initial filings with the local counterpart of SAFE relating to their initial investments in us. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, including the annual filing requirement. Furthermore, we may be unable to disclose change of our beneficial owners’ shareholding interests in us during the annual filing process of our PRC subsidiaries as required by SAFE. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises or consolidated affiliated entities.

We may transfer funds to our directly owned PRC subsidiaries which are FIEs under PRC laws or finance such FIEs by means of shareholder loans or capital contributions, or to our consolidated affiliated entity by making loans, upon completion of our offerings. Any such loans to our FIEs cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE or a multiple of the FIE’s net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Any such loans to our consolidated affiliated entity are subject to PRC regulations and foreign exchange loan registration. Furthermore, if we make any capital contributions to FIEs, FIEs are required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the MOFCOM.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated Circular 45 on November 16, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated affiliated entities or additional capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to provide loans or capital contributions to the FIEs or our consolidated affiliated entity in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.

We are a holding company and may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from the VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or the VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2019, we had restricted net assets of RMB1,302.3 million (US$187.1 million).

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax law.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our ADSs or ordinary shares by such investors are subject to PRC tax, the value of your investment in our ADSs or ordinary shares may decline significantly.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the People’s Bank of China, or the PBOC, allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5% against the U.S. dollar. In 2019, the RMB depreciated approximately 1% against the U.S. dollar. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019, The People's Bank of China, or the PBOC, set the daily reference rate for the Renminbi at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded RMB7.0000 to US$1.00 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on, our ADSs in U.S. dollars.

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

We cannot assure you that the preferential income tax rate of our VIE will be maintained in future periods. Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises” and meet other criteria under the EIT Law and the related regulations.

Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and is therefore subject to a 15% preferential income tax rate for 2017, 2018 and 2019. One of our PRC subsidiaries, Shanghai Fenghe Software Technology Limited, or Shanghai Fenghe, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2018 and is therefore subject to a 15% preferential income tax rate for 2018 and 2019. For the year of 2020, Shanghai Fenghe can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. If Shanghai Zunyi or Shanghai Fenghe, fails to maintain the high and new technology enterprise qualification, its applicable enterprise income tax rate will increase to 25%.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other e-commerce companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	natural disasters or health epidemic such as COVID-19;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	any future issuances of securities, including sales or perceived potential sales of additional ordinary shares or ADSs, or by conversion of the 2024 Notes in certain circumstances; and
●	proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline significantly. As of March 31, 2020, we had 189,081,412 ordinary shares issued and outstanding, including 175,780,674 Class A ordinary shares, among which 129,281,631 Class A ordinary shares were represented by ADS (excluding 8,978,775 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program), and 13,300,738 Class B ordinary shares. All ADSs representing our Class A ordinary shares sold in our offerings will be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. Some ordinary shares outstanding after our offerings will be available for sale, upon the expiration of the lock-up periods (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent a substantial amount of shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline significantly.

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

In addition, the existence of the convertible senior notes may also encourage short selling by market participants because the conversion of the convertible senior notes could depress our ADS price. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

Changes in the accounting guidelines relating to the Borrowed ADS could decrease our earnings per ADS and potentially the price of our ADS.

In connection with the offering of the 2024 Notes, we have entered into the ADS Lending Agreements with Credit Suisse International and Deutsche Bank AG, London Branch (each, an "ADS Borrower" and, collectively, the "ADS Borrowers"). The ADS Borrowers are affiliates of, respectively, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., which are the underwriters of our ADS offering registered on prospectus supplement dated April 4, 2019 and the accompanying prospectus dated April 4, 2019. We entered into these ADS lending agreements to facilitate transactions by which investors in our 2024 Notes may hedge their investment in the 2024 Notes.

Subject to certain terms of the ADS Lending Agreements, the Borrowed ADSs (as defined below) must be returned to us following the maturity date of the 2024 Notes, or earlier in certain circumstances. Based on the terms of the ADS Lending Agreements, we believe that, under U.S. GAAP (as in effect on the date of this prospectus supplement), the Borrowed ADSs will not be considered outstanding for the purpose of computing and reporting our net income (loss) per ADS. If these accounting guidelines were to change in the future, we might be required to treat the Borrowed ADSs as outstanding for purposes of computing earnings per ADS, our net income (loss) per ADS would be reduced and our ADS price could decrease, possibly significantly.

Our dual-class voting structure limits the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief growth officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu represent 30.5% and 12.6% of the aggregate voting power of our company, respectively, as of March 31, 2020. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Certain judgments obtained against us by our shareholders may not be enforceable , and the ability of U.S. authorities to bring and enforce actions in the PRC may also be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against them in the United States in the event that our shareholders believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

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

Our fourth amended and restated articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the even theses preferred shares have better voting rights than our Class A ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs could be materially and adversely affected.

As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market Rules by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on The Nasdaq Stock Market. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent;
●	have a nominating and corporate governance committee consisting entirely of independent directors;
●	solicit proxy and hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end;
●	have regularly scheduled executive sessions with only independent/for non-management directors; or
●	have executive sessions of solely independent directors each year.

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

The fundamental change repurchase feature of our 2024 Notes may delay or prevent an otherwise beneficial takeover attempt of our company.

The indenture governing our 2024 Notes requires us to repurchase the 2024 Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts the 2024 Notes in connection with a make-whole fundamental change. A takeover of our company may trigger the requirement that we purchase the 2024 Notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in a combinatory transaction with us. Such additional costs may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to our investors.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States investors.

We believe we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2019, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

We do not believe that we, or any of our non-U.S. subsidiaries, are controlled foreign corporations (“CFCs”) based upon the ADSs or shares owned directly by U.S. shareholders. However, we or certain of our non-U.S. subsidiaries may be classified as CFCs depending on the U.S. holdings of certain of our non-U.S. shareholders. This classification could cause significant and adverse U.S. tax consequences for our U.S. shareholders that own, or are considered to own, as a result of the attribution rules, 10% or more of the voting power or value of the stock of us or our non-U.S. subsidiaries (a “10% U.S. shareholder”) or any person who becomes a 10% U.S. shareholder under the U.S. Federal income tax law applicable to owners of CFCs. Therefore, 10% U.S. shareholders (if any) and persons considering becoming 10% U.S. shareholders are strongly urged to consult their tax advisors regarding the U.S. Federal income tax law applicable to owners of CFCs.

ITEM 4. INFORMATION ON THE COMPANY

A.      History and Development of the Company

We, Baozun Inc., are an exempted company incorporated under the laws of the Cayman Islands on December 17, 2013. We changed our holding company’s name from Baozun Cayman Inc. to Baozun Inc. in March 2015.

We are a holding company and operate our business through our wholly-owned subsidiaries and a PRC consolidated VIE. We commenced operations to provide brand e-commerce solutions in China in August 2007 through Shanghai Baozun, a PRC limited liability company founded by our CEO Mr. Vincent Wenbin Qiu, our CGO Mr. Junhua Wu, Mr. Michael Qingyu Zhang and several other individual investors, or collectively, the Founding Shareholders. Shanghai Baozun, our wholly-owned subsidiary, provides integrated brand-e-commerce solutions to our brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment.

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

The operation of value-added telecommunications businesses in China requires an ICP license, and foreign ownership of value-added telecommunications business is subject to restrictions under current PRC laws, rules and regulations. We hold an ICP license through our PRC consolidated VIE, Shanghai Zunyi, to operate our value-added telecommunications services in compliance with PRC laws and regulations. In April and July 2014, through Shanghai Baozun, we entered into certain contractual arrangements with Shanghai Zunyi and its shareholders under which we gained effective control over the operations of Shanghai Zunyi, which currently provides brand e-commerce service to our brand partners.

In October 2014, we established Taiwan Baozun Corporation, a wholly-owned subsidiary, to expand our provision of brand e-commerce solutions to the Taiwan market.

On May 21, 2015, our ADSs commenced trading on The Nasdaq Global Select Market under the symbol "BZUN."

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

In May 2018, we launched our slogan "Technology empowers future success" as technology is our key growth driver for the future. We believe innovative technologies will empower a revolution in e-commerce, and digitization and innovation will continue to underpin growth in the retail industry. In 2019, we upgraded to a hybrid cloud infrastructure - Baozun Cloud - to enhance our storing and computing capabilities. We are now in the process of integrating and migrating all of our core e-commerce systems and applications to Baozun Cloud, which will help us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency.

In April 2019, we completed an offering of US$225 million of the 2024 Notes, and the sale of an additional US$50 million in aggregate principal amount of the 2024 Notes pursuant to the exercise by the initial purchasers in full of an option to purchase additional Notes, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (collectively, the "Notes Offering"). The Company received net proceeds from the Notes Offering of approximately US$269.0 million. Concurrently with the closing of the offering of the 2024 Notes, we also completed an offering of 4,230,776 ADSs ("Borrowed ADSs"), as we entered into the ADS lending agreements with the ADS Borrowers. The Company did not receive any proceeds from the sale of the Initial Borrowed ADSs, but received a nominal lending fee from the ADS Borrowers.

Our principal executive offices are located at Building B, No. 1268 Wanrong Road, Shanghai 200436, the People's Republic of China. Our telephone number at this address is +86 21 8026-6000. Our agents for service of process in the United States are Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017, and Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our Internet address is www.baozun.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the website of http://www.sec.gov.

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

We provide e-commerce solutions to 231 brand partners as of December 31, 2019. These brands encompass diverse categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and insurance and automobiles. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Our end-to-end brand e-commerce capabilities allow us to leverage brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, and on some emerging e-commerce channels, such as WeChat Mini Programs. Since 2016, we have consistently been recognized by Tmall as a “six-star”, or top-rated e-commerce service partner, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. This is the highest ranking awarded to Tmall e-commerce service partners. We also help our brand partners devise and execute O2O strategies to integrate their online and offline retail networks.

Our store operation capabilities, logistics network and warehousing resources are crucial to our success. We provide our brand partners with customized solutions and dedicated personnel with relevant industry expertise and brand-specific training in operating e-commerce stores. We partner with leading nationwide and local logistics service providers to ensure reliable and timely delivery. We are able to achieve next-day delivery in over 200 cities across China. As of December 31, 2019, we directly operated warehouses with an aggregate gross floor area of approximately 500,000 square meters in eight strategic cities, serving end customers from mainland China, Hong Kong, Macau and Taiwan. Our warehouse management system can be customized to accommodate differences in product specifications and handle requirements specific to categories ranging from apparel and consumer electronics to beauty and health products. In September 2016, our wholly-owned warehousing and logistics solutions subsidiary, Baotong E-Logistics, became a partner of Cainiao, which enabled us to leverage Cainiao’s network to better serve our brand partners.

Leveraging our proprietary and scalable technology infrastructure and systems and our data analytics capability, we provide integrated e-commerce solutions that synchronize our partners’ online store operations, marketing campaigns, inventory management, order fulfillment and customer service. In June 2017, we established an innovation center which focuses on deploying artificial intelligence solutions and enhancing our IT capabilities and helps us streamline brand e-commerce operations through intelligent operating systems and digital tools. Our innovation center developed proprietary technologies that have been successfully applied to our operations, including our Cloud-based System Plus, which enables efficient setup of online official brand stores and official brand WeChat Mini Programs with comprehensive functions, and our Retail Operation Support System, or ROSS, which encompasses a series of modules enabling efficient product management, store content management, store event management and customer analysis to facilitate automation and digitalization to enhance efficiency of store operations.

In addition, we appreciate the importance of information security and have built a solid information security management system as evidenced by our ISO27001 certifications in December 2015 and December 2018, each with a valid term of three years. In July 2019, we received certification of Level 3 of Classified Protection of Cybersecurity, which has a valid term of one year. The scalability of our systems, built on modular implementation and deep knowledge across the e-commerce value chain, allows us to provide customized solutions across categories and channels, and to support a growing array of transactions as we add new brand partners, integrate new channels and accommodate surges in consumer demand.

We continue to win brand partners’ loyalty with our track record of converting their sales and marketing goals into structured solutions that consistently deliver measurable sales results. We analyze diverse consumer behavior data through CRM, our proprietary customer relationship management system. We have also developed our Business Intelligence software, which enables real-time analysis of transaction data across personal computer and mobile channels to make more targeted and insightful marketing recommendations to our brand partners. We have expanded our interactive digital marketing services to include a wider array of comprehensive solutions, such as live streaming, key opinion leader, key opinion consumer positioning to convert marketing power into sales results. We believe that our relationships with brand partners will be further strengthened as we increase our solution offerings on more channels, launch more marketing initiatives and campaigns and increase the sales of our brand partners.

Depending on each brand partner’s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our three business models: distribution model, consignment model and service fee model. Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of our brand partners. Under the service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing and customer service to our brand partners and other customers. Under the consignment model, in addition to these services covered by the service fee model, we also provide warehousing and fulfillment services. In 2017, 2018 and 2019 GMV from distribution model, or distribution GMV, contributed 13.7%, 9.9% and 8.7% of our total GMV, respectively.

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

Our GMV was RMB19,112.2 million, RMB29,426.0 million and RMB44,410.3 million (US$6,379.1 million) in 2017, 2018 and 2019, respectively. In 2017, 2018 and 2019, our total net revenues were RMB4,148.8 million, RMB5,393.0 million and RMB7,278.2 million (US$1,045.4 million), respectively. For the same periods, net revenues from product sales accounted for 54.4%, 46.7% and 47.0%, respectively, of our total net revenues. We recorded net income of RMB209.1 million, RMB269.8 million and RMB281.9 million (US$40.5 million) in 2017, 2018 and 2019, respectively. We had non-GAAP net income of RMB267.9 million, RMB346.8 million and RMB358.2 million (US$51.5 million) in 2017, 2018 and 2019, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. Our e-commerce capabilities encompass every aspect of the e-commerce value chain, including:

●	IT solutions;
●	online store operation;
●	digital marketing;
●	customer service; and/or
●	warehousing and fulfillment.

Depending on each brand partner’s specific needs and characteristics of its product category, our brand partners utilize one or a combination of our solutions under one or a combination of our business models:

●	distribution model;
●	consignment model; and
●	service fee model.

We derive revenues under our business models as follows:

●	Product sales revenues. We derive product sales revenues when we sell products to consumers under the distribution model.
●	Services revenues. We derive services revenues under the service fee model and consignment model.

In 2017, 2018 and 2019, net revenues from product sales accounted for 54.4%, 46.7% and 47.0%, respectively, of our net revenues. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives. Accordingly, our revenue mix may vary over time.

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

Service Fee Model

Under the service fee model, we provide one or more of the following services in exchange for service fees:

●	IT solutions;
●	online store operation;
●	digital marketing; and/or
●	customer service.

Consignment Model

Under the consignment model, in addition to the above services we may offer under the service fee model, we also provide warehousing and fulfillment services, whereby our brand partners stock goods in our warehouses for future sales and we are responsible for managing storage and delivering goods to consumers. In contrast with the distribution model, however, we do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in selecting suppliers and generally are not involved in determining product specifications. We may also facilitate our brand partners’ online sales of goods as an agent and charge our brand partners commission fees based on a pre-determined formula.

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

The flowchart below illustrates our capabilities and the solutions we offer for each aspect of our brand e-commerce operations:

IT Solutions

With our expertise in technology infrastructure and system, interactive pages design and our deep understanding of Chinese consumers’ online shopping habits, we help our brand partners set up e-commerce sites that enhance their brands and cater specifically to local consumers. We provide proprietary e-commerce technology which can be customized to and integrated with our brand partners’ existing operation back-end systems in a convenient and cost-effective manner.

Where necessary, we also help our brand partners set up or improve the suitability of their own IT infrastructure for e-commerce operations. We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners. Our technology systems and applications facilitate brand partners’ digital transformation throughout their commerce value chain: from storefront sales to backend fulfillment, from user acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. Our IT services enable our brand partners to quickly adapt to the local e-commerce market and effectively service online shoppers in China without the costs associated with establishing and maintaining local infrastructure and capabilities on their own. For more information about our technology infrastructure and capabilities, please see “—Technology Infrastructure and Capabilities.”

In addition to establishing the infrastructure for system integration, our designers help our brand partners design online stores that enhance their brand image and online presence. Our web developers also incorporate features and functions familiar to Chinese consumers to facilitate conversion of site visitors into paying consumers.

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

●	Merchandising: Each operations team has merchandising staff in charge of maintaining an appropriate level of inventory for online stores by procuring products to be sold on our brand partners’ online stores and forecasting quantities to purchase based on expected demand.

Our operations teams also assist our brand partners in launching products, managing product listing, and processing sales orders in online stores. We manage sales orders through our proprietary order management system that integrates with our other technology platforms to ensure smooth online transactions.

Our merchandising staff monitors store sales through periodic sales reports.

●	Site Content Management: In addition to providing design services during the initial store setup, we also periodically update the content on stores operated by us in order to maintain the appeal of the stores. We have a design services team that helps ensure that brands’ online stores are artfully presented, and refreshed in keeping up-to-date with our brand partners’ latest advertising campaigns. Our design services team regularly works with our brand partners in producing the most updated digital content, including product photography, site banners and other promotional content. For more information about our design services team, see “—Digital Marketing—Creative Contents.”
●	Store Event Management: Our store event management system monitors and identifies events and activities on e-commerce marketplaces or other channels, and systematically manage application and registration procedures in batch processing, including event consolidation, goods identification and data unification, and visual content organization and upload, to improve efficiency and minimize errors. With this robust system, we were able to effectively manage the number of employees engaged in our store event management functions.

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

Leveraging our experience in the e-commerce value chain, we have received broad awareness and recognition of our expertise in digital marketing. We won two bronze awards and one nomination in the ROI Festival 2017, in our first participation in this event, and one silver award and one bronze award in the ROI Festival 2018. The ROI Festival is considered one of the most influential festivals for creative marketing in Asia. In 2018, we were awarded the Bronze Award for Data-driven Marketing at the 2018 Greater China Effie Awards, a preeminent advertising award in China’s advertising industry. We also received agency certifications from reputable companies such as Alibaba Group to become their marketing partner, data mining partner and Multi-Channel Network (“MCN”) partner, which we believe will enhance our in-depth understanding of consumer behavior, increase effectiveness of our digital marketing service, as well as further strengthen our advantage in e-commerce operations. In 2019, we were named the “best marketing service provider” for the third consecutive year by the Golden Wheat Awards.

Our digital marketing capabilities include (i) marketing campaign planning and media services; (ii) social marketing; (iii) creative content; and (iv) big data support.

●	Marketing Campaign Planning and Media Services: We provide both marketing campaign planning and media services to our customers. In planning our brand partners’ online advertising media, we first work with our brand partners to determine their most likely and desired audience. Based on that determination, we then identify with our brand partners which media platforms our brand partners’ intended audience is most likely to visit, and we design advertising campaigns crafted to have the most impact on the targeted audience. Our media planning capabilities enable our brand partners to achieve targeted online advertising campaigns, minimize wastage and hence increase their return on investment, or ROI.

We provide in diversified media services for our brand partners including comprehensive marketing on major e-commerce marketplaces, search engine optimization, and advertising on other popular online media and channels. For example, based on our understanding of the methodologies and mechanisms adopted by search engines, we customize the content of the stores operated by us to achieve high rankings. Where appropriate, we also help our brand partners negotiate arrangements with search engines to favorably list the stores operated by us on search results pages.

●	Social Marketing: Based on our experience, purchase decisions of Chinese e-commerce consumers are heavily influenced by recommendations from family, friends, key opinion leader, key opinion consumer and colleagues who are considered to be trusted information sources. We believe we are able to provide tremendous value to our brand partners by helping them formulate social marketing strategies and campaigns that encourage consumers’ engagement with their brands and drive consumers’ desire to purchase their products.

One of the most important social marketing channels is social media platforms. We identify the preferred social media platforms of our brand partners’ target consumers and open and operate accounts on these platforms for our brand partners. We create and publish contents on our brand partners’ accounts, and we engage in dialogues with consumers who post on our brand partners’ accounts. We track visitors’ activities and analyze the impact of our social marketing outreach, and we also facilitate interactive marketing through livestreams and short-form videos.

In 2019, we were certified by Alibaba Group as an MCN partner, and we have been closely following industry trends and remain on track to further expand our services to include a wider array of comprehensive digital marketing solutions. These solutions include new initiatives such as live streaming, key opinion leader, key opinion consumer positioning to convert marketing power into sales results.

In addition, we monitor and respond to comments about our brand partners on internet forums and product review websites. We help identify key opinion leaders on these platforms and work with them in responding to comments about our brand partners. We believe that providing meaningful feedback addressing potential customers’ concerns greatly facilitate their purchase decisions.

●	Creative Contents: We provide our brand partners with the infrastructure and expertise for producing digital content to be used on their online stores. We operate an in-house, professional photography studio in Shanghai to create digital product images for product features, promotions and advertising campaigns. Our production services range from pre-production work such as casting, art direction and styling to post-production editing and retouching.

We also employ a team of copywriting staff and AI technologies to produce product descriptions and related content, such as product description, buyers’ guides, sizing charts, product tours and comparison shopping tools.

●	Big Data Support: We use data we collect from our data warehouse and reporting system to understand consumers’ online shopping habits and apply these insights to create impactful marketing campaigns for our brand partners. We are able to analyze such data and provide holistic big data support to our brand partners to help them refine their digital marketing strategies under a results-driven approach. For more information about our data warehouse and reporting system, please see “—Technology Infrastructure and Capabilities—Back-end proprietary technology infrastructure.”

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

Warehousing and Fulfillment

We have established along the e-commerce value chain a robust logistics network and warehousing capacity to help ensure a smooth and positive shopping experience for consumers. Our warehouse management system is customized to accommodate different needs in product specifications and can handle requirements specific to categories ranging from apparel and consumer electronics to beauty and health products. In addition to fulfilling brand partners’ e-commerce orders, we have launched additional value-added services to enrich our warehouse and logistics service offerings, such as anti-counterfeit code protection, tailor-made packaging, B2B offline store fulfillment, and O2O integrated inventory management.

We adopt a flexible outsourcing logistics model with several third-party logistic partners supported by our robust and advanced warehouse management system. We partner with leading nationwide and quality logistics service providers to ensure reliable and timely delivery to over 500 cities across China through their network. The following flowchart illustrates our warehousing and fulfillment process:

As of December 31, 2019, we directly-operated 15 warehouses with an aggregate gross floor area of approximately 500,000 square meters in Suzhou, Shenzhen, Tianjin, Guangzhou, Langfang, Chengdu, Wuxi and Hong Kong. Our directly-operated warehouses fulfilled approximately 28.4 million, 41.7 million and 50.4 million outbound orders to consumers in 2017, 2018 and 2019, respectively. Our warehouses cater to different product categories. In addition, we also collaborate with third-party warehousing service providers and store goods in eight warehouses operated by them as of December 31, 2019, to better utilize warehouse resources and better service brand partners’ needs.

With our proprietary warehouse management systems, we are able to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics service provider for delivery to a consumer. Shipments from suppliers first arrive at our warehouses. At each warehouse, inventory is bar-coded and tracked through our warehouse management system, allowing real-time monitoring of inventory levels across our network. Our warehouse management system is specifically designed to support a large volume of inventory turnover. As of December 31, 2019, our warehouse management processing system was capable of processing 2,820,000 inbound pieces and 2,490,000 outbound orders per day. During the Singles Day promotion in 2019, our warehouse management processing system processed approximately 16.2 million orders, showcasing our ability to support an enormous flow of transactions and order traffic. We closely monitor the speed and service quality of our logistics service providers through consumer surveys and feedbacks from consumers to ensure their satisfaction.

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2019, we provided e-commerce solutions to 231 brand partners primarily under service contracts with a term typically ranging from 12 months to 36 months. Our brand partners cover diverse product categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and insurance and automobiles. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

Brand Partner Development and Services

Brand Partner Screening and Acquisition

We have implemented a strict and methodical brand selection process. Based on our screening guidelines, we carefully select prospective brand partners, choosing to work with those that are established in profitable industries and product categories and with long-term potential. In addition, we screen potential brand partners based on criteria such as projected annual GMV and service fees, projected profitability, projected growth outlook and proposed duration of cooperation. We also conduct due diligence reviews on our prospective brand partners’ qualifications, including whether they hold the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products.

We strategically focus on brand partners in product categories that we believe will help optimize our revenue mix and improve our profitability. We intend to grow our business by adding new brand partners into our brand partner portfolio. We seek to attract new brand partners by providing solutions that enable them to grow their e-commerce business more rapidly and cost-effectively than they could on their own. We have been able to use the capabilities we have developed for our existing brand partners to attract new brand partners. We also intend to attract customers with our interactive digital marketing services and technology services, and convert such customers into our brand partners.

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

Official Brand Stores

We also offer to work with our brand partners in setting up and operating their standalone official brand stores. Based on our experience, consumers expect a total brand immersion experience at an official brand store, which may involve a different presentation of a store compared to official marketplace stores that blend the brand’s image with the particular marketplace’s interface. We utilize our in-house design team in crafting online and mobile sites for official brand stores and mobile sites that deliver impactful online presence for our brand partners. As of December 31, 2017, 2018 and 2019, we operated 35, 42 and 48 official brand stores, respectively.

Social Media and other Channels

We work with our brand partners to enhance awareness of their brands on social media and some emerging e-commerce channels. For example, we help our brand partners set up accounts and design their homepage on WeChat official store, and/or Wechat Mini-programs, help to regularly update their accounts with stories relating to their products, activities and brands, and sustain user engagement through community group. We also monitor comments on our brand partner’s accounts and work with our brand partners in responding to these comments. In addition, we help brand partners directly integrate their WeChat public accounts with their back-end systems across all marketplace platforms to enable flash sale or routine sale of branded products on social media platforms. As of December 31, 2018 and 2019, we operated Wechat Mini-programs for 30 and 49 of our brand partners, respectively.

O2O/New Retail Solutions

We help our brand partners devise and execute O2O and new retail strategies by integrating and utilizing their online/offline retail space and customer data to optimize sales opportunities and encourage a more connected consumer experience. Our omni-channel capabilities help our brand partners achieve optimal branding effect and sales results that are responsive to our brand partners’ e-commerce objectives. We also offer our omni-channel matrix of solutions to our brand partners to help them rapidly establish an online presence. Examples of our O2O capabilities include:

●	allowing consumers to place purchase orders and make payments online, pick up or return and exchange goods offline;
●	aligning consumers’ online and offline loyalty programs;
●	syncing online and offline QR codes;
●	providing brand partners with an effective channel to interact with offline consumers and providing offline consumers with a convenient and reliable channel to online shopping via interactive screens in offline retail stores;
●	devising and executing O2O strategies for traditional brands lacking IT and system integration capabilities but that have strong offline presence; and
●	connecting and integrating brand partners’ offline stores with their official brand stores, marketplaces stores and other brand hubs.

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

Technology Infrastructure and Business Application Portfolio

We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. Our technology systems and applications facilitate brand partners’ digital transformation throughout its commerce value chain: from storefront sales to backend fulfillment, from user acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights.

The principal components of our proprietary technology infrastructure spans across all areas of our business cover front-end, middle-end and back-end operations systems, including:

Front-end proprietary technology infrastructure

●	Omni-channel user-interfaces construction and integration, to facilitate brand partners to stay engaged with customers wherever they are, including brand partners’ official brand stores and major online marketplaces in China, such as Tmall and JD.com, emerging e-commerce and social channels, such as WeChat Mini Programs, and offline stores.
●	Cloud-based System Plus is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. Our Cloud-based System Plus is seamlessly integrated with our e-commerce support systems such as OMS and WMS to ensure synchronization across omni-channel solutions, and allows us to efficiently build up comprehensive functions necessary for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. The system contains various prototypes to ensure greater efficiency to set up a brand’s online stores, while also supporting comprehensive customization, to best fulfill brand’s specific needs. Such system helps us improve our operating efficiency, reduce store maintenance costs, and improve our ability to serve more brand partners.
●	Retail Operation Support System (ROSS) is a system to facilitate online store operations which encompasses a series of automation and intelligence modules enabling efficient product management, store content management, store event management and customer analysis. ROSS is also designed to increase the level of intelligence and automation to enhance efficiency of store operations. For more information about product management, store content management and store event management, please see “—Our Business Models and Solutions—End-to-end Brand e-commerce Capabilities—Store Operations.”
●	O2O Solutions allow brand partners to tightly integrate their inventories across offline and online channels seamlessly to share and best utilize resources of products and inventories across different channels. These solutions provide seamless data integration that cover order routing, customer management, products and inventory intelligence, and delivery optimization.

Middle-end proprietary technology infrastructure

●	Customer Relationship Management (“CRM”) system mainly consists of a customer service system and a customer data analysis and membership management system. By leveraging big data technologies, our CRM formulates a unified user profile which our brand partners can use to perform precision marketing and enhance overall customer lifecycle management. Collectively, our CRM and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and proprietary transaction data to generate actionable insights for our brand partners.
●	Inventory and Order Service Platform (“IOSP”) is at the center of omni-channel ecommerce and O2O initiatives, which instantly and precisely interlinks and synchronizes with inventories at each of our brand partners’ omni channels. Our inventory integration systems allow brands to consolidate digital inventories and to dispatch across different scenarios at each of their retail omni-channels.
●	Order Management System, or OMS, controls the processing of sales orders by online stores, including order data fetching and transfer and fulfillment. OMS connects both internal and external warehousing systems and is capable of tracking order statuses. OMS also manages all post-sales services such as order canceling, product returns and payment refunds. OMS is the central node of our e-commerce platform and currently supports all channels including marketplaces and official brand stores.
●	Warehouse Management System, or WMS, assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow and enhance labor productivity. Our WMS covers brand partners’ logistics needs in both B2C and B2B businesses.

●	Logistics Management Information System coordinates the flow of goods between our warehouses and the final addressed for each package in each order. Our logistics management system is well integrated with the system of third-party couriers to provide multiple levels of services, such as same-day delivery and real-time tracking.

Back-end proprietary technology infrastructure

●	Baozun Cloud, is a hybrid cloud infrastructure, upon which our proprietary technology is built. Baozun Cloud provides secure and elastic computing power, storage, and network infrastructure that could facilitate brand partners’ business 24/7. Baozun Cloud and its underlying data centers achieve multiple levels of system and network redundancies and resiliencies, and enhance our storing and computing capabilities with added flexibility to improve efficiency and reliability.
●	Data Warehouse and Reporting System collects and organizes data relating to product information, transaction information, consumers’ geographic location and purchase history throughout all stages of business transactions. Based on the data we collect, our data reporting system and business intelligence reporting facilities generate reports that are useful for both our brand partners and us, such as daily sales reports and inventory reports, while making store financial forecasts based on omni-channel operational analyses and dashboards. In addition, we also provide selected data to our brand partners to help them optimize their product development, manufacturing, and sales and marketing strategies.
●	Data Exchange Platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system. It also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.

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

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2020, we owned 143 registered trademarks, copyrights to 73 software programs developed by us relating to various aspects of our operations, and 135 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

Data Privacy and Cybersecurity

Data privacy protection and cyber security are top priorities for us. We have developed strong cybersecurity technology and practice that safeguard our systems and data and established a dedicated team to supervise our data protection and data security, ensure compliance with applicable laws and regulations and ensure that we are meeting the expectations of our customers and brand partners. Through our privacy policy, customers and our brand partners can learn how their data is used and provide consent for data collection when necessary. Our multi-layer security infrastructure provides comprehensive data security infrastructure for continuous monitoring and system protection throughout all platforms. We received our ISO27001 certifications in December 2015 with a valid term of three years, which was renewed in December 2018 with a valid term of three years. We also received certification of Level 3 of Classified Protection of Cybersecurity in July 2019, which has a valid term of one year.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide supplementary commercial insurances including healthy insurances, transportation insurances, and accidental injury insurance to substantially all of our employees. We maintain directors’ and officers’ liability insurance for our directors and officers. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance.

Corporate Social Responsibility

Corporate social responsibility has been central to how we do business. It is an integral part of the way we operate and have a positive impact on the communities in which we do our business. Our core values, including our commitment to our employees, investors, business partners, customers, and broader society, are the foundation upon which we have built and will continue to build a sustainable and vibrant ecosystem.

Benefits and Developing. We strive to provide our employees with comprehensive social benefits, a diverse work environment and a wide range of career and leadership development and training opportunities. In addition, we also provide supplementary commercial insurance including health insurance, transportation insurance, and accidental injury insurance to substantially all of our employees, and also make complementary commercial health insurance available at preferred rate to family members as needed. Since 2016, we have held an annual family gather-together, “Baozun Family Day”, and on the occasion of our most recent event in July 2019, we had over 650 families of our employees, with total of more than 2,000 participants.

We have invested significant resources in employee career development and training at different levels. For example, we have established comprehensive training programs that cover topics such as corporate culture, business ethics, employee rights and responsibilities, on-the-job training, leadership and executive decision-making. We also periodically circulate employee satisfaction questionnaires to collect information and feedback for a better work environment, and make it a regular practice to provide leadership coaching and promotions to boost morale and skill levels of our employees. In 2014, we set up a special dedicated training program, Baozun College, to further strengthen our internal training programs. As of December 31, 2019, we had a total of 5,979 full-time employees, and we provided training programs averaged for 19.6 hours for each employee in 2019.

Employee Assistance Program (“EAP”). In June 2018, we launched the “Baozun Care” EAP program, a “happy work, happy life” coaching program, aimed at supporting mental wellbeing of our employees and supporting a healthy work-life balance. We engaged a third-party psychological consulting firm to provide employees and their family members with confidential psychological consultations and treatment through 24/7 hotlines, video meetings and face-to-face consultations. In 2019, we hosted three onsite consulting sessions and two trainings sessions, covering topics of emotional management and coaching of children, planning for children’s education and future, marital management, and work pressure.

Community and Diversification. In December 2018, Baozun formed labor union to promote an open, transparent and inclusive work environment through an emphasis on communication and participation. We also encourage and support employees to organize social associations and events according to their interests, such as hiking, swimming, football, basketball and marathon communities, among others. We believe diversity is fundamental to maintaining our ability to innovate, and gender diversity is deep- rooted in the history of Baozun. As of December 31, 2019, we had 5,979 full-time employees, of which 55% were female employees. Our female mid-level or above management accounted for approximately 27% of our aggregate mid-level or above management as of December 31, 2019.

Whistleblowing. Honesty is the most basic requirement for all employees of Baozun. We take a zero-tolerance approach to any violation of laws and regulations or improper behavior in commercial activities in order to create a healthy and ethical culture. We have established whistleblowing channels, including email, mail and 24/7 phone line, for our employees and stakeholders, who have the right to report anonymously while making whistleblowing reports.

Baozun has adhered to these core values in its human resources management for many years. In December 2019, we were named “Shanghai Best Employers Top 30” at one of the most influential and prestigious brand nomination event for both China-based and multinational employers organized by Zhaopin.com, one of China’s leading career platforms. This was our third consecutive year to receive this honor.

Environmental Sustainability

We are committed to raising public awareness about environmental issues and promoting an eco-friendly mindset among our business partners. We actively promote “green” initiatives such as our “sustainable logistics operation,” by promoting the use of biodegradable and reusable packaging, and recyclable and reusable paper boxes, and by minimizing materials used in our logistics operations, as well as replacement of diesel vehicles with electric vehicles, implementation of garbage classification and recycling, among other measures.

We have actively spearheaded and promoted “green” initiatives with our courier partners for “green delivery,” including by encouraging them to use electric delivery vehicles and through the utilization of our logistics system and network to shorten the package delivery distance from warehouses, thereby reducing the carbon footprint of the logistics.

To reduce our power consumption and carbon footprint of our IT infrastructure, we have been focusing on enhancing operational efficiency. We outsourced our physical data center management to a professional hardware management company, which manages our data centers in a more environmentally friendly way by leveraging cooling and water efficient systems supported by intelligent management technology and the use of renewable energy. In addition, in 2019, we upgraded to a hybrid cloud infrastructure - Baozun Cloud - to enhance our storing and computing capabilities and enhance the flexibility and efficiency of our core e-commerce systems, which we believe will also reduce our carbon footprint of hardware infrastructure.

Legal Proceedings

From time to time, we may be involved in legal proceedings or be subject to claims arising in the ordinary course of our business.

On December 10, 2019 and December 26, 2019, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against us, our chief executive officer and our chief financial officer. These suits, which are captioned Snyder, et. al. v. Baozun Inc. et. al. (Case No.: 1: 19 cv-11290) and AUS, et. al. v. Baozun Inc., et. al. (Case No.: 1: 19 cv-11812), allege, among other things, that defendants made materially false and misleading statements, or failed to disclose material facts, regarding the termination of our business relationship with a Chinese electronics brand. The various suits assert claims covering the period from March 6, 2019 through November 20, 2019 and seek compensatory damages, costs and expenses incurred in such actions, as well as equitable or other relief. The court has not yet appointed a lead plaintiff or consolidated the separate actions into a consolidated action as of April 26, 2020. We believe that the claims against us are without merit and intend to vigorously defend against the actions. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— We have been named as a defendant in shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.”

Except for the class action suits described above, we are currently not a party to any material legal or administrative proceedings.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Regarding Foreign Investment

We provide end-to-end brand e-commerce solutions in China. The principal regulations governing foreign investment in our business in China include:

●	Foreign Investment Law. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the Foreign Investment Law, “foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.
●	Guidance Catalogue of Industries for Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2018 the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the 2018 Negative List, which became effective on July 28, 2018 to amend the Guidance Catalog. In June 2019, the MOFCOM and the NDRC jointly promulgated the Special Management Measures (Negative List) (2019), or the 2019 Negative List, which became effective and replaced the 2018 Negative List in July 2019. In June 2019, MOFCOM and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalog (2019), or the 2019 Encouraged List, which became effective and replaced the “encouraged” category under the Guidance Catalog. Industries that are not listed in either the 2019 Negative List or the 2019 Encourage List are permitted areas for foreign investments, and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects may be subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Depending on each brand partner’s specific needs and the characteristics of its industry, we generally operate our brand e-commerce business based on one of three models:

●	the service fee model;
●	the consignment model; and
●	the distribution model.

Under the service fee model, we provide IT, online store operations, marketing, design and other technical services to our brand partners in exchange for service fees. Pursuant to the latest Catalog, the 2019 Negative List and the 2019 Encouraged List, provision of technical services and consultations are not listed in either the 2019 Negative List or the 2019 Encourage List and are permitted areas for foreign investments. Our PRC subsidiaries have obtained all material approvals requisite for providing such services.

Under the consignment model and the distribution model, we sell goods directly to consumers through e-commerce platforms either on behalf of our brand partners or under our own name. Such online sale of commodities which was once in the restricted category and the establishment of foreign-invested enterprises in the industry (including wholly foreign-owned enterprises) was subject to approvals by the MOFCOM or its provincial counterparts. However, according to the 2019 Negative List, it now not be in the restricted category any more.

Foreign Investment in Value-Added Telecommunications Businesses. Pursuant to the Negative List which became effective in July 2019, foreign investment in value-added telecommunications services (except for e-commerce) falls within the 2019 Negative List and the percentage of foreign ownership cannot exceed 50%.

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. However, according to the Notice on Lifting the Restriction on Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational e-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interest in the online data processing and transaction processing business (operational e-commerce) in China, while other requirements provided by the Regulations for Administration of Foreign-invested Telecommunications Enterprises shall still apply. It is still unclear how this notice will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities. The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, was issued on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP license, is prohibited from leasing, transferring or selling its licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China.

To comply with such foreign ownership restrictions, we currently hold an ICP license through our PRC consolidated VIE, Shanghai Zunyi. We also currently hold an ICP license for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun.

Regulation Relating to Distribution of Specific Types of Goods

Our online sales business covers diverse categories of brand products, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and insurance and automobiles. Because distribution of certain special types of goods is subject to government approvals or legal requirements, we are required to either hold a variety of licenses and permits or meet certain requirements in connection with various aspects of our business.

For example, according to the Decision on the Adjustment of Administrative Examination and Approval Items issued by the State Council in October 2014, an enterprise is required to obtain a Food Distribution Permit to start the food distribution business. Pursuant to the Administrative Measures for the Permit of Food Business issued by China Food and Drug Administration, which is the predecessor of the State Drug Administration and has been merged into SAMR, the Food Distribution Permit will be gradually replaced by the Food Business Permit commencing from October 2015. Our PRC subsidiaries, Shanghai Baozun, Shanghai Fengbo, and our consolidated VIE, Shanghai Zunyi, have obtained a Food Business Permit respectively.

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, enterprise engaged in the distribution of class two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices. Pursuant to the Medical Devices Online Sale Measures and the Measures for Online Drug Information Service, a seller selling medical devices via online transactions shall complete record-filing procedures with the competent food and drug administrative department, or such seller may be ordered to make rectification within a prescribed time limit, and failure to make such rectification may be subject to public exposure of incompliance and a penalty of up to RMB10,000. Our PRC subsidiary, Shanghai Fengwo E-commerce Limited, or Shanghai Fengwo has completed the record-filing for its operation of class two medical devices.

Pursuant to the Publication Market Provisions, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained the operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business. Each of Shanghai Baozun and Shanghai Fengbo holds an operation permit for publications.

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

Regulation Relating to Cybersecurity

The Standing Committee of the National People’s Congress of the PRC promulgated the Cybersecurity Law of the PRC on November 7, 2016, which took effect from June 1, 2017. Construction, operation, maintenance and use of networks within the territory of the PRC will be subject to the law. Network operators in the PRC are required to perform the following obligations to ensure cyber security under a graded system of cyber security protection:

●	formulating internal security management systems and operation manual, to specify the person in charge of cyber security and to define responsibilities in cyber security protection;
●	taking technical measures to prevent computer virus, network attacks, network intrusions and other activities that endanger cyber security;
●	taking technical measures to monitor and record network operation and cyber security status, and maintaining relevant logs for no less than six months as required;
●	taking measures such as data classification, and backup and encryption of important data, etc.; and
●	performing other obligations required by relevant laws and administrative regulations.

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

The Cybersecurity Law also introduces the concept of “Critical Information Infrastructure (CII)”, and imposes a higher level of cyber security protection obligations on the CII operators. For example, a CII operator is generally required to store in the PRC personal information and important business data collected and generated during its business operations within the PRC. Failure to comply with this requirement may lead to the confiscation of illegal gains, fines, revocation of the business permit or even the business license. In addition, pursuant to the Cybersecurity Law, critical network equipment and dedicated network security products may not be made available in China market until they pass the security tests or verification by accredited evaluation agencies.

In May 2017, the Cyberspace Administration issued the Measures for Security Review of Cyber Products and Services, or the Cybersecurity Review Measures, which came into effect on June 1, 2017. According to the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity review:

●	important cyber products and services purchased by networks and information systems related to national security; and
●	the purchase of cyber products and services by operators of critical information infrastructure in important industries and fields such as public communications and information services, energy, transportation, water resources, finance, public service and electronic administration, and other critical information infrastructure, which may affect national security.

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

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Unlawful Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) app operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even quit its operation or cancel its business license or operational permits. On November 28, 2019, the SAMR, the Office of the Central Cyberspace Affairs Commission, the MIIT and the Ministry of Public Security jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

The Provisions on the Cyber Protection of Children’s Personal Information issued by the Office of the Central Cyberspace Affairs Commission came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. Furthermore, the authorities issuing the circular has pledged to initiate a campaign to correct unlawful collection and usage of personal information via apps from January 2019 through December 2019.

In June 13, 2019, the Office of the Central Cyberspace Affairs Commission released the draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information, requiring any cross-border transfer of any personal information data collected by domestic network service operators during the course of their operations shall apply for prior assessment and consent by the local competent network information security authority. The Office of the Central Cyberspace Affairs Commission completed the solicitation of comments on such draft measures on July 13, 2019, while here are still substantial uncertainties what official measures will be promulgated and when will such official measures be enacted.

Regulation Relating to Online Transaction

In January 26, 2014, the former State of Administration of Industry and Commerce released the Administrative Measures for Online Transactions, or the Online Transaction Measures, which took effect in March 2014. Under the Online Transaction Measures, online business operators, online service providers and operators of third-party transaction platforms are required to register with the SAMR or its local branches and obtain a business license, except where such business operator is an individual who does not have business license but has completed the registration of his or her true name through certain third-party transaction platforms. When selling products to, or providing services for, consumers, online business operators and service providers are required to disclose to consumers their business address and contact details, quantities, quality, and prices or fees of the goods or services, duration and manner of performance, methods of payment, product return and replacement policy, safety precautions and risk warnings, after-sales services, civil liabilities and other information according to the Online Transaction Measures. Online business operators and service providers are also required to procure the security and reliability of the transactions, and provide the products or services consistent with their commitments. Our PRC subsidiaries and consolidated VIE, as online business operators and service providers, are subject to the Online Transaction Measures.

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

Regulation on Travel Business

On April 25, 2013, the Standing Committee of the National People’s Congress issued the PRC Tourism Law, or the Tourism Law, which took effect on October 1, 2013 and was amended in 2016 and 2018. The Tourism Law aims to protect tourists’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists. In addition, travel agencies must enter into contracts with customers for travel services; and before a tour starts, a customer may assign his personal rights and obligations in a packaged-tour contract to any third person, whom the travel agency cannot refuse without cause, as long as any fee increase will be borne by the customer and the relevant third person. Accordingly, travel agencies may be subject to civil liabilities for failing to fulfill the obligations discussed above, which include rectification, issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, or revocation of its travel agency permit.

The travel industry is subject to the supervision of Ministry of Culture and Tourism of People’s Republic of China, or MOCT, formerly known as the NTA and local tourism administrations. The principal regulations governing travel agencies in China include: (i) travel Agency Regulations; and (ii) implementing Rules of Travel Agency Regulations. Under these regulations, a travel agency must obtain a license from NTA to conduct cross-border travel business, and a license from the provincial-level tourism administration to conduct domestic travel agency business. Our PRC subsidiary, Beijing Jingtang International Travel Agency Limited, has obtained a license covering cross-border travel business and domestic travel agency business.

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

Trademark. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of National Intellectual Property Administration under the SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

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

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services falling under the category of service industry in China were required to pay a business tax at a tax rate of 5% of their revenues with certain exceptions. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on a nationwide basis in the PRC. Under the pilot plan, a VAT rate of 6% applies to some modern service industries. On December 12, 2013, the PRC Ministry of Finance and the State Administration of Taxation released a new circular to further expand the scope of taxable services for the value-added tax. From May 1, 2016, the scope of the tax reform will be further expanded to include all industries according to the Circular on Implementation of the Pilot Program of Value Added Tax Reform in All Industries, which was released by the PRC Ministry of Finance and the State Administration of Taxation on March 23, 2016. In April 2018, the Ministry of Finance and the State Administration of Taxation jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. In March 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax, or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 became effective on April 1, 2019 and superseded then existing provisions which were inconsistent with Announcement 39. Therefore, from May 1, 2018 to March 31, 2019, the VAT tax rates of our PRC subsidiaries changed from 17% to 16% on product sales. After April 1, 2019, the VAT tax rates of our PRC subsidiaries changed from 16% to 13% on product sales. VAT tax rate of our service revenue remains to be the same as that before May 1, 2018, which is 6%. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, our revenues are relatively lower during the holidays in China, particularly during the Chinese New Year period, which occurs in the first quarter of the year, when consumers tend to do less shopping, both online and offline. Furthermore, sales in the retail industry are typically significantly higher in the fourth quarter of the year than in the preceding three quarters, particularly in November when Singles Day campaign occurs and consumers tend to do more shopping.

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
Baozun Hongkong Limited (Hong Kong)
Shanghai Zunyi Business Consulting Ltd.(1) (PRC)
100%
Shanghai Fengbo E-Commerce Limited (PRC)
Direct Ownership
Contractual arrangements

(1)Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder and a shareholder. Its business includes providing brand e-commerce service to our brand partners.

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

Proxy Agreement. On July 25, 2019, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into an amended and restated voting right proxy agreement, or the Proxy Agreement, which supersedes the voting right proxy agreement previously entered into on July 28, 2014. Each shareholder of Shanghai Zunyi granted an irrevocable power of attorney to Shanghai Baozun that authorizes any person designated by Shanghai Baozun to exercise his rights as an equity holder of Shanghai Zunyi, including the right to attend and vote at equity holders’ meetings and appoint directors. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. If (i) the operating term of Shanghai Baozun or Shanghai Zunyi expires; or (ii) the parties thereto mutually agree on an early termination, the proxy agreement may be terminated. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the proxy agreement with Shanghai Baozun.

Equity Interest Pledge Agreement. On August 27, 2019, Shanghai Zunyi and each of its shareholders entered into an amended and restated equity interest pledge agreement with Shanghai Baozun, which supersedes the equity interest pledge agreements previously entered into on July 28, 2014. The shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun to secure their and Shanghai Zunyi’s obligations under certain of the aforementioned agreements and other agreed obligations and as collateral for all of the amounts payable by Shanghai Zunyi to Shanghai Baozun under those agreements. If any event of default as defined under this agreement occurs, Shanghai Baozun, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any increase in the registered capital of Shanghai Zunyi will be further pledged in favor of Shanghai Baozun. The equity interest pledge agreements will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged.

Under PRC laws, the equity pledge is required to be registered with the SAMR, or its competent branches for perfection. The equity pledge of Shanghai Zunyi has already been registered with the relevant branch of the SAMR.

As a result of these contractual arrangements, we have the power to direct the activities of Shanghai Zunyi, and through the service fee paid to us under the exclusive technology service agreement, we can receive substantially all of the economic benefits of Shanghai Zunyi even though we do not receive all of the revenues generated by Shanghai Zunyi.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of Shanghai Baozun and Shanghai Zunyi do not violate any applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Shanghai Baozun, Shanghai Zunyi and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIE or its respective or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

D.           Property, Plants and Equipment

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 43,000 square meters of offices and operation centers as of December 31, 2019. In addition, as of December 31, 2019, we leased 14 warehouses with an aggregate gross floor area of approximately 385,000 square meters in Suzhou, Shenzhen, Tianjin, Guangzhou, Langfang, Chengdu, Wuxi and Hong Kong. Our premises are leased under operating lease agreements from unrelated third parties.

In addition, as of December 31, 2019, we owned the land use right for an area of 133,542.40 square meters, located in Suzhou, China, along with title to buildings with a gross floor area of 118,201.97 square meters located on that land that we use as a warehouse.

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

A.           Operating Results

Overview

We believe we are the leading brand e-commerce service partner in China. We provide e-commerce solutions to 231 brand partners as of December 31, 2019. These brands encompass diverse categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and insurance and automobiles. Many of our brand partners, such as Philips, Nike and Microsoft, are leaders in their respective industries.

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Our end-to-end brand e-commerce capabilities allow us to leverage our brand partners’ unique resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We help our brand partners establish market presence and launch products quickly on official brand stores and major online marketplaces in China, such as Tmall and JD.com, and some emerging e-commerce channels, such as WeChat Mini Programs. Since 2016, we have consistently been recognized by Tmall as a “six-star” or top-rated e-commerce service partner, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. This is the highest ranking awarded to Tmall e-commerce service partners. We also help our brand partners devise and execute O2O strategies to integrate their online and offline retail networks.

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

Our GMV was RMB19,112.2 million, RMB29,426.0 million and RMB44,410.3 million (US$6,379.1 million) in 2017, 2018 and 2019, respectively. In 2017, 2018 and 2019, our total net revenues were RMB4,148.8 million, RMB5,393.0 million and RMB7,278.2 million (US$1,045.4 million), respectively. For the same periods, net revenues from product sales accounted for 54.4%, 46.7% and 47.0%, respectively, of our total net revenues. We recorded net income of RMB209.1 million, RMB269.8 million and RMB281.9 million (US$40.5 million) in 2017, 2018 and 2019, respectively. We had non-GAAP net income of RMB267.9 million, RMB346.8 million and RMB358.2 million (US$51.5 million) in 2017, 2018 and 2019, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving the retail industry and online retail, including:

●	Levels of per capita disposable income and consumer spending in China and our target markets. Consumer spending power has been rising in China and in our other target markets in Asia, including Hong Kong and Taiwan. The growth of the e-commerce market in these markets depends on continued increase in consumption.
●	Development and popularity of e-commerce in China and in our target markets. Driven by the growth of the internet, broadband, personal computer and mobile penetration and the development of fulfillment, payment and other ancillary services associated with online purchases, e-commerce is expected to rapidly rise in significance in China and in our other target markets in Asia. The growing number of online shoppers has made online marketplaces and other e-commerce channels popular retail platforms for brands. The growth of our business depends on the development and popularity of e-commerce, and the value of e-commerce as part of the expansion strategies of brands.

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

●	Our ability to retain and attract brand partners. The number of our brand partners directly affects our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.
●	Our ability to increase GMV and revenues. Increases in GMV and revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to consumers and expand product offerings.
●	Our ability to enhance cooperation with marketplaces and other channels. We generate a substantial portion of our revenues through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com and some emerging channels, such as WeChat Mini Programs.
●	Our ability to innovate. Our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies, especially data analytics and marketing know-how, is key to better serving our brand partners and helping them enhance their e-commerce success. This will in turn contribute to our ability to retain and attract brand partners, sell more solutions and generate more revenues.
●	Our ability to manage our business model mix. We generally operate e-commerce businesses for our brand partners based on one of our three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In addition to serving our brand partners, we also provide digital marketing and other services to other customers under our service fee model. Our net revenues as a percentage of our GMV and our profitability could vary depending on the mix of our product sales revenues and services revenues, and brand partners' category mix during certain time period.
●	Our ability to manage our product mix. Our product mix affects our revenue mix and profitability. Depending on the product category, we may derive more revenues from product sales than services, or vice versa, which may further impact our profitability.
●	Our ability to manage pricing of our products and to maintain the level of fees for our services. We generate revenues from product sales and from services. Accordingly, our results of operations depend on our ability to manage product pricing, and our ability to maintain the level of services fees charged to our brand partners and other customer.
●	Our ability to effectively invest in our technology platform and fulfillment infrastructure. Our results of operations depend in part on our ability to invest in our technology platform and fulfillment infrastructure cost-effectively.
●	Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics service providers. Our ability to gain better insight into inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

In addition, the spread of COVID-19 has caused us to incur incremental costs and had a negative impact on results of operations and financial conditions in the first quarter of 2020. There remain significant uncertainties surrounding the COVID-19 outbreak and its further development as a global pandemic. Hence, the extent of the business disruption and the related impact on our financial results and outlook for 2020 cannot be reasonably estimated at this time. Our results of operation and consolidated financial position of 2020 will be adversely affected to a certain extent, which will depend on the future developments of the outbreak, including new development concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business—Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business.”

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

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	2,257,632	54.4	2,516,862	46.7	3,422,151	491,561	47.0
Services	1,891,176	45.6	2,876,175	53.3	3,856,041	553,886	53.0
Total net revenues	4,148,808	100.0	5,393,037	100.0	7,278,192	1,045,447	100.0

The following table sets forth the following operating data for each period indicated.

	For the Year Ended December 31,
	2017	2018	2019
Number of brand partners as of the period end(1)	152	185	231
Number of GMV brand partners as of the period end(2)	146	178	222
Total GMV(3) (RMB in millions)	19,112.2	29,426.0	44,410.3
Distribution GMV(4)	2,620.2	2,902.0	3,849.5
Non-distribution GMV(5)	16,492.0	26,524.0	40,560.8
Average GMV per GMV brand partner(6) (RMB in millions)	142	182	222
(1)Brand partners are defined as companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names.

(2)GMV brand partners are brand partners that contributed to our GMV during the period.
(3)GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits at such stores and which have been settled offline. Our calculation of GMV includes value added tax but excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
(4)Distribution GMV refers to the GMV under the distribution business model.
(5)Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(6)Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Our net revenues as a percentage of our GMV decreased from 21.7% in 2017 to 18.3% in 2018 and further to 16.4% in 2019. Our net revenues as a percentage of our GMV in 2019 decreased due to structural differences by category. The trend of our net revenues as a percentage of our GMV in the future depends on the categories of brand partners, and relative proportion of services revenues and product sales revenue.

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	%
Net revenues	4,148,808	100.0	5,393,037	100.0	7,278,192	100.0
Operating expenses
Cost of products	(1,917,467)	(46.2)	(2,034,852)	(37.7)	(2,774,342)	(38.1)
Fulfillment	(818,173)	(19.7)	(1,262,302)	(23.4)	(1,678,191)	(23.1)
Sales and marketing	(910,843)	(22.0)	(1,338,970)	(24.8)	(1,815,642)	(24.9)
Technology and content	(140,689)	(3.4)	(268,973)	(5.0)	(392,951)	(5.4)
General and administrative	(116,554)	(2.8)	(154,845)	(2.9)	(215,660)	(3.0)
Other operating income (expenses), net	11,250	0.3	22,678	0.4	(17,753)	(0.2)
Total operating expenses	(3,892,476)	(93.8)	(5,037,264)	(93.4)	(6,894,539)	(94.7)

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

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. We expect our fulfillment expenses to increase as we will lease more warehouses or cooperate with more warehouse operators to meet the demand driven by the increase in GMV and the expansion of our fulfillment services. We plan to make our fulfillment operations more efficient by enhancing the utilization rate of available spaces, deploying automated warehouse facilities, optimizing our third-party couriers network, and improving the workflow efficiency.

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. Our sales and marketing expenses have increased in recent years primarily due to the growth of our sales and marketing team and an expansion of our marketing efforts. We expect that our sales and marketing expenses will continue to increase due to our increased sales volume contributed by our existing and new brand partners and as we devote further efforts to expand digital marketing services for our brand partners and other customers and engage in additional advertising and marketing activities. We plan to make our sales and marketing more efficient by enhancing the effectiveness of marketing activities and improving the workflow efficiency.

Our technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees in our technology and system department and innovation center, editorial content expenses, as well as our expenses relating to innovation and productization. We expect spending in technology and content to increase over time as we continue to invest in our technology platform to provide comprehensive services to brand partners.

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. We expect our general and administrative expenses to increase as we incur additional expenses in connection with the expansion of our business and our operations, which include adding more staff to our general and administrative team.

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered profits tax regime was introduced. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

China

Generally, our subsidiaries and consolidated VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Entities qualified as “high and new technology enterprises,” are entitled to a preferential enterprise income tax rate of 15%. Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and is therefore subject to a 15% preferential income tax rate for 2017, 2018 and 2019. One of our PRC subsidiaries, Shanghai Fenghe Software Technology Limited, or Shanghai Fenghe, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2018 and is therefore subject to a 15% preferential income tax rate for 2018 and 2019. For the year of 2020, Shanghai Fenghe can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Before May 1, 2018, we are subject to VAT at a rate of 17% on product sales and 6% on our services, in each case less any deductible VAT we have already paid or borne. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rate of 17% and 11% are changed into 16% and 10%, respectively. In March 2019, the Ministry of Finance, the SAT and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax, or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to VAT tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 became effective on April 1, 2019 and superseded then existing provisions which were inconsistent with Announcement 39. Therefore, from May 1, 2018 to March 31, 2019, the VAT tax rates of our PRC subsidiaries changed from 17% to 16% on product sales. After April 1, 2019, the VAT tax rates of our PRC subsidiaries changed from 16% to 13% on product sales. VAT tax rate of our service revenue remains to be the same as that before May 1, 2018, which is 6%. We are also subject to surcharges on VAT payments in accordance with PRC law.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

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

Revenue Recognition

In May 2014, the FASB issued an accounting standard update Revenue from Contracts with Customers (ASC Topic 606) that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We adopted this standard on January 1, 2018 using a full retrospective approach.

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. With the adoption of ASC 606, we recognize allowance for estimated sales returns on a gross basis rather than a net basis on the consolidated balance sheet. We record a right of return asset for products we expect to receive back from customers within other current assets and a liability for refunds payable within accrued expenses and other current liabilities on our consolidated balance sheet.

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

Services

In some instances, we act as a service provider, under the consignment model or service fee model, to facilitate our brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services including IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services, of which brand partners may elect to use all or some that best fit their needs. Each category of the services provided is considered as one performance obligation as they are distinct from each other. Most of our service contracts including multiple performance obligations as they include the provision of a combination of various services based on our brand partner’s requirements. We charge brand partners a combination of fix fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered, while revenue generated from other services are recognized over the service term. We apply the practical expedient to recognize the services except for one-time online store design and setup services in the amount to which we have a right to invoice on a monthly basis with a credit period of one month to four months.

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

Inventories, net

Inventories, net, consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

We adopt different strategies to deal with non-seasonal and seasonal demands. In addition, we actively track the sales data and make timely adjustments to our procurement plan in order to minimize the chance of excess unsold inventory. As a result, our obsolete inventory has not been significant.

Share-Based Compensation

We grant share options and restricted share units to eligible employees, management and directors and account for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

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

For modification of share-based awards, we record the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. We account for current income taxes on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated financial statements in the period of change.

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

We have not had any significant unrecognized uncertain tax positions.

Intangible assets, net

Intangible assets mainly consist of trademark, internally developed software and supplier relationship. Trademark is recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of 10 years.

For internally developed software, we expense all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. This internally developed software mostly consisted of order management, customer management and retailing solution systems, which are amortized over three years on a straight-line basis.

Supplier relationship is generated from business combination in 2017, representing the relationship that arose as a result of existing supply agreements with certain brand partners of the subsidiary. Supplier relationship is recorded at fair value, and amortized on a straight-line basis over the estimated useful life of 10 years.

Operating leases as lessee

We adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) on January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We also elected the practical expedient not to separate lease and non-lease components of contracts, and the short-term lease exemption for all contracts with lease terms of 12 months or less.

Under the new lease accounting standard, we determine if an arrangement is a lease or contains a lease at lease inception. For operating leases, we recognize a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. We estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

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

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

Recently Issued Accounting Pronouncements Not Yet Adopted

See Item 18 of Part III, “Financial Statements—Note 2—Summary of Principal Accounting Policies—(af) Recently Issued Accounting Pronouncements.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	2,257,632	54.4	2,516,862	46.7	3,422,151	491,561	47.0
Services	1,891,176	45.6	2,876,175	53.3	3,856,041	553,886	53.0
Total net revenues	4,148,808	100.0	5,393,037	100.0	7,278,192	1,045,447	100.0
Operating expenses(1)
Cost of products	(1,917,467)	(46.2)	(2,034,852)	(37.7)	(2,774,342)	(398,509)	(38.1)
Fulfillment	(818,173)	(19.7)	(1,262,302)	(23.4)	(1,678,191)	(241,057)	(23.1)
Sales and marketing	(910,843)	(22.0)	(1,338,970)	(24.8)	(1,815,642)	(260,801)	(24.9)
Technology and content	(140,689)	(3.4)	(268,973)	(5.0)	(392,951)	(56,444)	(5.4)
General and administrative	(116,554)	(2.8)	(154,845)	(2.9)	(215,660)	(30,978)	(3.0)
Other operating income (expense), net	11,250	0.3	22,678	0.4	(17,753)	(2,550)	(0.2)
Total operating expenses	(3,892,476)	(93.8)	(5,037,264)	(93.4)	(6,894,539)	(990,339)	(94.7)
Income from operations	256,332	6.2	355,773	6.6	383,653	55,108	5.3
Other income (expenses)
Interest income	13,350	0.3	8,017	0.1	42,614	6,121	0.6
Interest expense	(4,252)	(0.1)	(13,058)	(0.2)	(61,316)	(8,807)	(0.8)
Gain on disposal of investment	5,464	0.1	—	—	—	—	—
Impairment loss of investments	(6,227)	(0.1)	(9,021)	(0.2)	(9,021)	(1,296)	(0.1)
Exchange loss	(21)	0.0	(5,991)	(0.1)	(7,663)	(1,101)	(0.1)
Income before income tax and share of income (loss) in equity method investment	264,646	6.4	335,720	6.2	348,267	50,025	4.9
Income tax expense	(54,251)	(1.3)	(64,953)	(1.2)	(71,144)	(10,219)	(1.0)
Share of income (loss) in equity method investment	(1,265)	0.0	(996)	(0.0)	4,768	685	0.1
Net income	209,130	5.0	269,771	5.0	281,891	40,491	4.0
Net (income) loss attributable to noncontrolling interests	(264)	0.0	(59)	(0.0)	187	27	0.0
Net income attributable to redeemable noncontrolling interests	—	—	—	—	(781)	(112)	(0.0)
Net income attributable to ordinary shareholders of Baozun Inc.	208,866	5.0	269,712	5.0	281,297	40,406	4.0
Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	1.29	0.0	1.59	0.0	1.62	0.23	0.0
Diluted	1.19	0.0	1.50	0.0	1.57	0.23	0.0
Net income per ADS attributable to ordinary shareholders of Baozun Inc. (2)
Basic	3.87	0.0	4.76	0.0	4.85	0.70	0.0
Diluted	3.56	0.0	4.51	0.0	4.72	0.68	0.0
Weighted average shares used in calculating net income per ordinary share
Basic	162,113,815	—	169,884,906	—	173,937,013	173,937,013	—
Diluted	176,115,049	—	179,327,029	—	178,932,010	178,932,010	—
(1)Share-based compensation expenses are allocated in operating expenses items as follows:
(2)Each ADS represents three Class A ordinary shares.

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Fulfillment	(2,904)	(5,831)	(9,839)	(1,413)
Sales and marketing	(20,363)	(28,346)	(22,209)	(3,190)
Technology and content	(13,822)	(13,445)	(9,817)	(1,410)
General and administrative	(21,142)	(28,240)	(33,318)	(4,786)
	(58,231)	(75,862)	(75,183)	(10,799)

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019.

Net Revenues

Our total net revenues increased by 35.0% from RMB5,393.0 million in 2018 to RMB7,278.2 million (US$1,045.4 million) in 2019. Net revenues generated from product sales increased by 36.0% while net revenues from services increased by 34.1%. The increase in our net revenues generated from product sales was primarily attributable to the increased popularity of brand partners’ products, improvement in the effectiveness of our marketing and promotional campaigns, and incremental contribution from newly-acquired brand partners in 2019. The increase in our net revenues generated from services was primarily due to the rapid growth in sales from existing brand partners and the addition of new brand partners under our consignment model and service fee model.

Operating Expenses

Our operating expenses increased by 36.9% from RMB5,037.3 million in 2018 to RMB6,894.5 million (US$990.3 million) in 2019. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 36.3% from RMB2,034.9 million in 2018 to RMB2,774.3 million (US$398.5 million) in 2019. Cost of products as a percentage of net revenues from product sales increased from 80.8% in 2018 to 81.1% in 2019 primarily due to a change in category mix resulted from our acquisition of some new brand partners for distribution model in 2019.

Fulfillment Expenses. Our fulfillment expenses increased by 32.9% from RMB1,262.3 million in 2018 to RMB1,678.2 million (US$241.1 million) in 2019. This increase was primarily due to the increase in GMV from RMB29,426.0 million in 2018 to RMB44,410.3 million (US$6,379.1 million) in 2019 and specifically, (i) an increase of RMB205.0 million (US$29.5 million) in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase of RMB102.6 million (US$14.7 million) in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 35.6% from RMB1,339.0 million in 2018 to RMB1,815.6 million (US$260.8 million) in 2019. This increase was primarily due to an increase in marketing and platform service fees from RMB824.4 million in 2018 to RMB1,120.0 million (US$160.9 million) in 2019, resulting from an increase in our advertising expenditures mainly on Tmall, as we engaged in more advertising activities to increase our GMV, and an increase in expenses incurred relating to digital marketing service. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and expansion in the number of online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 46.1% from RMB269.0 million in 2018 to RMB393.0 million (US$56.4 million) in 2019. The increase was primarily due to increased investment in our innovation center and the development of new and innovative technologies.

General and Administrative Expenses. Our general and administrative expenses increased by 39.3% from RMB154.8 million in 2018 to RMB215.7 million (US$31.0 million) in 2019. The increase was primarily due to an increase in our administrative, corporate strategy, and business planning staff, as well as the provision for allowance for doubtful accounts in 2019.

Other Operating Income (Expense), Net. Other operating expense was RMB17.8 million (US$2.6 million), compared with other operating income of RMB22.7 million in 2018. The increase in other operating expense was mainly due to an operating loss of RMB45.5 million (US$6.5 million) relating to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB355.8 million in 2018 to RMB383.7 million (US$55.1 million) in 2019.

Interest Income

Our interest income increased from RMB8.0 million in 2018 to RMB42.6 million (US$6.1 million) in 2019. This increase was primarily due to higher average balance of short-term investments in 2019.

Interest Expense

Our interest expense increased from RMB13.1 million in 2018 to RMB61.3 million (US$8.8 million) in 2019. This increase was primarily due to higher average balance of our borrowings in 2019.

Impairment Loss of Investments

Our impairment loss of investments was RMB9.0 million (US$1.3 million) in 2019, compared with RMB9.0 million in 2018. Our impairment of investments in 2019 was due to the loss of investment in equity investees without readily determinable fair value. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Loss

Our exchange loss increased from RMB6.0 million in 2018 to RMB7.7 million (US$1.1 million) in 2019. This increase was primarily due to the depreciation of RMB against the U.S. dollar, as we had net liabilities in U.S. dollar during 2019.

Income Tax Expense

Our income tax expense was RMB71.1 million (US$10.2 million) in 2019, compared with RMB65.0 million in 2018. Our income tax expense in 2019 was due to taxable profit generated in the same period.

Share of Income (Loss) in Equity Method Investment

Our share of income in equity method investment was RMB4.8 million (US$0.7 million) in 2019, compared with loss of RMB1.0 million in 2018. Our share of income in equity method investment in 2019 resulted from our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees.

Net Income

As a result of the foregoing, our net income increased by 4.5% from RMB269.8 million in 2018 to RMB281.9 million (US$40.5 million) in 2019.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB281.3 million (US$40.4 million) in 2019, compared with RMB269.7 million in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2018.

Net Revenues

Our total net revenues increased by 30.0% from RMB4,148.8 million in 2017 to RMB5,393.0 million in 2018. Net revenues generated from product sales increased by 11.5% while net revenues from services increased by 52.1%. The increase in our net revenues generated from product sales was primarily due to the increased popularity of brand partners’ products and improvement in the effectiveness of our marketing and promotional campaigns, partially offset by a decrease in product sales revenue resulting from transition of a leading electronics brand partner from the distribution model to the consignment model in September 2017. The increase in our net revenues generated from services was primarily due to the rapid growth in sales from existing brand partners and the addition of new brand partners under our consignment model and service fee model.

Operating Expenses

Our operating expenses increased by 29.4% from RMB3,892.5 million in 2017 to RMB5,037.3 million in 2018. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 6.1% from RMB1,917.5 million in 2017 to RMB2,034.9 million in 2018. Cost of products as a percentage of net revenues from product sales decreased from 84.9% in 2017 to 80.8% in 2018 primarily due to the transition of a leading electronics brand partner’s business with lower product margin from the distribution model to the consignment model in September 2017.

Fulfillment Expenses. Our fulfillment expenses increased by 54.3% from RMB818.2 million in 2017 to RMB1,262.3 million in 2018. This increase was primarily due to the increase in GMV from RMB19,112.2 million in 2017 to RMB29,426.0 million in 2018 and specifically, (i) an increase of RMB230.5 million in expenses charged by third-party couriers for dispatching and delivering our products, and (ii) an increase of RMB117.8 million in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners. The increase in our fulfillment expenses was also due to an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 47.0% from RMB910.8 million in 2017 to RMB1,339.0 million in 2018. This increase was primarily due to an increase in marketing and platform service fees from RMB537.1 million in 2017 to RMB824.4 million in 2018, resulting from an increase in our advertising expenditures mainly on Tmall, as we engaged in more advertising activities to increase our GMV, and an increase in expenses incurred relating to digital marketing service. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and expansion in the number of online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 91.2% from RMB140.7 million in 2017 to RMB269.0 million in 2018. The increase was primarily due to increased investment in our innovation center and the development of new and innovative technologies, including an increase in technology-focused staff.

General and Administrative Expenses. Our general and administrative expenses increased by 32.9% from RMB116.6 million in 2017 to RMB154.8 million in 2018. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Other Operating Income (Expense), Net. Our other operating income, net, increased by 101.6% from RMB11.3 million in 2017 to RMB22.7 million in 2018. The increase was primarily due to the increase in government subsidies received.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB256.3 million in 2017 to RMB355.8 million in 2018.

Interest Income

Our interest income decreased from RMB13.4 million in 2017 to RMB8.0 million in 2018. This decrease was primarily due to lower average balance of short-term investments in 2018.

Interest Expense

Our interest expense increased from RMB4.3 million in 2017 to RMB13.1 million in 2018. This increase was primarily due to higher average balance of our borrowings in 2018.

Gain on Disposal of Investment

Our gain on disposal of investment was nil in 2018 compared with RMB5.5 million in 2017. Our gain on disposal of investment in 2017 was due to transfer of equity interests we held in equity investees.

Impairment Loss of Investments

Our impairment loss of investments was RMB9.0 million in 2018 compared with RMB6.2 million in 2017. Our impairment of investments in 2018 was due to the loss of investment in equity investees without readily determinable fair value. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Loss

Our exchange loss increased from RMB21.4 thousand in 2017 to RMB6.0 million in 2018. This increase was primarily due to the depreciation of RMB against the U.S. dollar, as we had net liabilities in U.S. dollar during 2018.

Income Tax Expense

Our income tax expense was RMB65.0 million in 2018, compared with RMB54.3 million in 2017. Our income tax expense in 2018 was due to taxable profit generated in the same period.

Share of Income (Loss) in Equity Method Investment

Our share of loss in equity method investment was RMB1.0 million in 2018, compared with RMB1.3 million in 2017. Our share of loss in equity method investment in 2018 resulted from our investment in Baozun-CJ and other equity investees.

Net Income

As a result of the foregoing, our net income increased by 29.0% from RMB209.1 million in 2017 to RMB269.8 million in 2018.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB269.7 million in 2018, compared with RMB208.9 million in 2017.

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term and long-term bank borrowings, and issuance of the 2024 Notes. As of December 31, 2019, we had RMB1,144.5 million (US$164.4 million) in cash and cash equivalents and RMB382.4 million (US$54.9 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2019, we had one-year credit facilities for an aggregate amount of RMB1,133.1 million (US$162.8 million) from seven Chinese commercial banks. Under these credit facilities, we had RMB178.5 million (US$25.6 million) short-term loans outstanding with a weighted average effective interest rate of 4.52% per annum, and had utilized credit of RMB171.0 million (US$24.6 million) as guarantee for bank borrowings, RMB150.2 million (US$21.6 million) as guarantee for the issuance of notes payable, and RMB121.1 million (US$17.4 million) for the issuance of letters of guarantee to our suppliers, so as of December 31, 2019, we have RMB690.8 million (US$99.2 million) available for future borrowing under these credit facilities.

In October 2019, we entered into a one-year bank loan contract under which we can borrow up to RMB700 million (US$100.5 million) by October 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2019, we drew down RMB250.0 million (US$35.9 million) with the deposit pledged of RMB273.8 million (US$39.3 million) at an interest rate of 4.24%.

We also pledged cash of RMB108.6 million (US$15.6 million) to banks in relation to short-term bank borrowings, bank guarantees issued on behalf of us, deposit required by our business partners or security for issuance of commercial acceptance notes that mainly relate to purchase of inventories as of December 31, 2019.

In April 2019, we completed our offering of the 2024 Notes in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the 2024 Notes. The conversion rate is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, began November 1, 2019.

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

Our accounts receivable mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. We generally grant a credit period of no more than two weeks to consumers of our products. We normally charge service fees to our brand partners with a credit period of one month to four months. As of December 31, 2017, 2018 and 2019, our accounts receivable amounted to RMB1,085.7 million, RMB1,547.6 million and RMB1,800.9 million (US$258.7 million), respectively. The increase in accounts receivable over these periods was due to the increase in our product sales and service volumes. Our accounts receivable turnover days were 75 days in 2017, 89 days in 2018 and 84 days in 2019. The increase in turnover days from 2017 to 2018 was due to the increase in the proportion of our revenues generated from services, which generally has longer payment terms. The decrease in turnover days from 2018 to 2019 was due to efficiency enhancement of working capital management. Accounts receivable turnover days for a given period are equal to the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Our inventories were RMB382.0 million, RMB650.3 million and RMB896.8 million (US$128.8 million) as of December 31, 2017, 2018 and 2019. Our inventory turnover days were 66 days in 2017, 93 days in 2018 and 102 days in 2019. The increase in our inventories over these periods reflected the additional inventory required to support our sales volumes, the increase of the scale of our existing and new brand partners under the distribution model. The increase in our inventory turnover days from 2017 to 2018 was due to the transition of a leading electronics brand partner’s business with quicker inventory turnover days from the distribution model to the consignment model in September 2017. The increase in our inventory turnover days from 2018 to 2019 was due to changes in our product mix with new brands acquired and our higher level of product purchases based on preferential procurement terms. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2017, 2018 and 2019, our accounts payable amounted to RMB583.5 million, RMB886.3 million and RMB877.1 million (US$126.0 million), respectively. The increase in accounts payable reflected significant growth in our scale of operations. Our accounts payable turnover days were 106 days in 2017, 132 days in 2018 and 116 days in 2019. The increase in accounts payable turnover days from

2017 to 2018 was mainly due to longer credit periods from our suppliers and brand partners and increased order volumes. The decrease in accounts payable turnover days from 2018 to 2019 was mainly due to new brands acquired with shorter credit periods. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(169,074)	(98,502)	301,396	43,294
Net cash provided by (used in) investing activities	(639,163)	37,564	(1,133,451)	(162,810)
Net cash provided by financing activities	167,705	331,225	1,776,891	255,233
Net increase (decrease) in cash, cash equivalents and restricted cash	(640,532)	270,287	944,836	135,717
Cash, cash equivalents and restricted cash, beginning of year	968,151	293,657	582,855	83,722
Effect of exchange rate changes	(33,962)	18,911	(881)	(127)
Cash, cash equivalents and restricted cash, end of year	293,657	582,855	1,526,810	219,312

Operating Activities

Net cash provided by operating activities in 2019 was RMB301.4 million (US$43.3 million) and primarily consisted of net income of RMB281.9 million (US$40.5 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB120.1 million (US$17.3 million) of depreciation and amortization expenses, RMB76.2 million (US$10.9 million) of inventory write-down, RMB75.2 million (US$10.8 million) of share-based compensation expenses and RMB16.6 million (US$2.4 million) of amortization of issuance cost of convertible senior notes. In 2019, the principal items accounting for the changes in operating assets and liabilities were an increase in inventories of RMB320.1 million (US$46.0 million), an increase in accounts receivable of RMB247.8 million (US$35.6 million), an increase in prepayments and other current assets of RMB100.7 million (US$14.5 million), and an increase in advances to suppliers of RMB39.2 million (US$5.6 million), partially offset by an increase in accrued expenses and other current liabilities of RMB242.5 million (US$34.8 million), an increase in notes payable of RMB183.9 million (US$26.4 million), and an increase in income tax payables of RMB19.2 million (US$2.8 million). The increase in our inventories, accounts receivable, prepayments and other current assets, advances to suppliers, notes payable and income tax payables was due to the growth of our business. Our accrued expenses and other current liabilities increased primarily due to increases in logistics, marketing and salary expenses payable.

Net cash used in operating activities in 2018 was RMB98.5 million and primarily consisted of net income of RMB269.8 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB75.9 million of share-based compensation expenses, RMB72.2 million of depreciation and amortization expenses and RMB38.7 million of inventory write-down, partially offset by deferred income tax of RMB22.9 million. In 2018, the principal items accounting for the changes in operating assets and liabilities were an increase in accounts receivable of RMB462.1 million, an increase in inventories of RMB307.0 million, an increase in prepayments and other current assets of RMB80.6 million, and an increase in advances to suppliers of RMB77.2 million, partially offset by an increase in accounts payable of RMB302.8 million, a decrease in amounts due from related parties of RMB56.5 million, and an increase in income tax payables of RMB32.3 million. The increase in our accounts receivable was due to an increase in service fees due from our brand partners as a result of an increase in our sales. The increase in our inventories, prepayments and other current assets, advances to suppliers, and accounts payable was due to the growth of our business.

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

Investing Activities

Net cash used in investing activities was approximately RMB1,133.5 million (US$162.8 million) in 2019, primarily for (i) purchases of short-term investments, (ii) purchase of long-term time deposits, (iii) purchase of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, and (iv) addition of intangible assets due to cost incurred for internal development of software.

Net cash used in investing activities was approximately RMB37.6 million in 2018, primarily for purchase of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, and addition of intangible assets due to cost incurred for internal development of software, which were partially offset by disposal of short term investment.

Net cash used in investing activities was approximately RMB639.2 million in 2017, primarily for (i) increase in short-term investments, (ii) purchase of property and equipment, which comprised buildings and equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) addition of land use right acquired for a warehouse, (iv) addition of intangible assets due to cost incurred for internal development of software, and (v) cash paid for business combination, net of cash received.

Financing Activities

Net cash provided by financing activities was RMB1,776.9 million (US$255.2 million) in 2019, primarily due to (i) proceeds of RMB1,847.8 million (US$265.4 million) from issuance of convertible senior notes, net of issuance cost, and (ii) proceeds of RMB916.6 million (US$131.7 million) from short-term bank loans, partially offset by repayment of short-term and long-term borrowings of RMB993.7 million (US$142.7 million).

Net cash provided by financing activities was RMB331.2 million in 2018, primarily due to proceeds from short-term bank loans of RMB780.1 million and a long-term loan of RMB63.3 million, partially offset by repayment of borrowings of RMB515.9 million.

Net cash provided by financing activities was RMB167.7 million in 2017, primarily due to proceeds from short-term bank loans of RMB329.4 million, partially offset by repayment of borrowings of RMB157.4 million and payment of follow-on public offering costs of RMB8.6 million.

Capital Expenditures

We had capital expenditures of RMB349.9 million, RMB208.7 million and RMB152.9 million (US$22.0 million) in 2017, 2018 and 2019, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use right. Actual future capital expenditures may differ from the amounts indicated above. We have no capital commitment as of December 31, 2019.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with its articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2019, the amount restricted, including paid-in capital and statutory reserve funds, was RMB1,302.3 million (US$187.1 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 6.1%, 9.1% and 8.6% of our net revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

C.           Research and Development

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. In June 2017, we established a technology innovation center (“TIC”) which focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model- Baozun Cloud - to enhance our storing and computing capabilities. We are now in the process of integrating and migrating all of our core e-commerce systems and applications to Baozun Cloud, which will help us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 803 IT professionals to design, develop and operate our technology platform as of December 31, 2019.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Off-Balance Sheet Arrangements

As of December 31, 2019, other than as disclosed elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.           Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2019:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Operating lease obligations	520,969	74,833	165,670	23,797	223,670	32,128	96,858	13,913	34,771	4,995
Short-term loans	428,490	61,549	428,490	61,549	—	—	—	—	—	—
1.625% Convertible senior notes due 2024 with principal and interest	2,054,496	295,110	31,112	4,469	62,224	8,938	1,961,160	281,703	—	—
Payment obligation under certain retail product license agreement	512,334	73,592	55,835	8,020	138,304	19,866	318,195	45,706	—	—
Total	3,516,289	505,084	681,107	97,835	424,198	60,932	2,376,213	341,322	34,771	4,995

The 2024 Notes are in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the notes. The conversion rate is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, began November 1, 2019.

G.          Safe Harbor

This report contains forward-looking statements within the meaning of section 27A of the Securities Act, and section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officer	Age	Position/Title
Vincent Wenbin Qiu	52	Director and Chief Executive Officer
Junhua Wu	41	Director and Chief Growth Officer
Satoshi Okada	61	Director
Jessica Xiuyun Liu	44	Director
Dr. Gang Yu	60	Independent Director
Yiu Pong Chan	47	Independent Director
Bin Yu	50	Independent Director
Steve Hsien-Chieng Hsia	56	Independent Director
Benjamin Changqing Ye	49	Independent Director
Robin Bin Lu	50	Chief Financial Officer
Aaron Kwok Yuen Lung	55	Chief Human Resource Officer
Daniel Zhiguo Duan	42	General Manager
Peter Tao Liang	33	Vice President
Angus Yang Cao	44	General Manager
Jason Nan Xie	46	Vice President

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

Dr. Gang Yu has served as a member of our board since April 2018. Dr. Yu co-founded 111, Inc., a leading mobile and digital healthcare platform operator in China listed on The Nasdaq Stock Market, in 2010 and currently serves as its executive chairman and a member of its compensation committee. Dr. Yu has also served as an executive director and co-chairman of the board of directors of Zall Group Ltd., a company listed on the Hong Kong Stock Exchange, since August 2015; as a director of LightInTheBox Holding Co., Ltd., a company listed on the New York Stock Exchange, since March 2016; and as a director and a member of the strategy committee, the audit committee, the compensation committee, and the nominating committee of Midea Group, a company listed on Shenzhen Stock Market, since September 2018. From 2008 to July 2015, Dr. Yu was the co-founder and chairman of Yihaodian, a leading e-commerce company in China. Dr. Yu has extensive experience in e-commerce operations and logistics management and has previously served in various senior executive positions at multi-national corporations such as Dell Inc. and Amazon.com, Inc. Dr. Yu obtained his bachelor degree in science from Wuhan University in 1982 and his master degree in physics from Cornell University in 1985. Dr. Yu received his Ph.D. from the Wharton School of Business, University of Pennsylvania in 1990.

Mr. Yiu Pong Chan has served as our independent director since May 2015. Mr. Chan served as an executive director from September 2012 to December 2013 and as a managing director from January 2014 to June 2018, at L Catterton Asia Advisors, formerly named as L Capital Asia Advisors, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to April 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea. From August 2006 to June 2011, Mr. Chan was a director and served as head of the China office at investment fund Crescent Point Advisors Pte Ltd. From June 2002 to June 2006, Mr. Chan was a director at the Taiwan office of Lone Star Asia-Pacific Ltd. Mr. Chan worked with McKinsey & Co. from 1999 to 2002. Mr. Chan holds a master’s degree in finance with first-class honor and a bachelor’s degree in economics and finance from the University of Auckland.

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu served as the chief financial officer of Lingochamp Information Technology (Shanghai) Co., Ltd., an AI technology driven education company, from September 2017 to January 2020. Ms. Yu has been a director of iDreamSky Technology Holdings Limited, a China-based digital entertainment platform operator listed on the Hong Kong Stock Exchange, since May 2018. Ms. Yu has been a director of GDS Holdings Limited since November 2016. Ms. Yu has also been an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, since June 2014. In addition, Ms. Yu served as chief financial officer of Innolight Technology (Suzhou) Ltd., a high-speed optical transceiver supplier in China, from January 2015 to May 2017. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, from 1999 to 2010, she worked at KPMG U.S. and KPMG Greater China region. Ms. Yu obtained a master’s degree in education and a master’s degree in accounting from the University of Toledo in the United States in 1998 and 1999, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Steve Hsien-Chieng Hsia has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of Silicon Valley STEAM Education & Research Association, a non-profit education association promoting STEAM education in Silicon Valley, since May 2018. Mr. Hsia has been the co-founder, director and chief executive officer of Young Outliers, Inc., a Silicon Valley-based education service company since 2014. Mr. Hsia has served as a board member of Malaysia Digital Economy Corporation Sdn Bhd, a dedicated government agency entrusted to develop, coordinate, and promote Malaysia’s national digital economy since 2015; and an independent director of Wearnes-Starchase Limited, a Singapore-based premium and luxury automobile dealership company, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman, a digital marketing agency under WPP plc, an advertising and media holding company. From 1996 to 2011, Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia. Prior to AGENDA Corporation, Mr. Hsia co-founded two enterprise software companies. Mr. Hsia received his bachelor’s degree in computer science from University of California, Berkeley.

Mr. Benjamin Changqing Ye has served as our independent director since May 2016. Mr. Ye has also served as an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019, and a member of the audit committee and the nomination committee since October 2019; an independent director and a member of the audit and risk management committee, the nomination committee and the remuneration committee of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director and a member of the audit committee, the nomination and remuneration committee and the risk management committee of Luzhou Bank, a commercial bank listed on Hong Kong Stock Exchange, since December 2018, and the related party transaction control committee since May 2019; and an independent director, the chairman of the audit committee, and a member of the nomination and corporate governance committee of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. In addition, Mr. Ye has served as a director of Hygeia Healthcare Holdings Co., Limited, a privately held company, since September 2019; and Panjing Harbourview Investment LLP, a privately held company, since September 2019. From 2011 to 2015, Mr. Ye was a managing director and the chief financial officer of CITIC PE Group. From 1992 to 2011, Mr. Ye worked for PricewaterhouseCoopers in China and the United Kingdom, where he mainly focused on M&A advisory work, and served as a partner of PricewaterhouseCoopers in China from 2004 to 2011. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology and an MBA degree from University of Warwick. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

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

Mr. Daniel Zhiguo Duan currently serves as our general manager, in charge of management of our logistics and supply chain group. Prior to joining us in July 2018, Mr. Duan served as a senior director of Cainiao Network Technology Co., Ltd., a China-based logistics data platform operator, from September 2013 to July 2018. Mr. Duan served as a logistics director of Zhejiang Tmall Supply Chain Management Co., Ltd., a China-based logistics service company, from December 2011 to September 2013. Mr. Duan served as a logistics director of VANCL (Beijing) Technology Co., Ltd., a China-based lifestyle brand and online retailer, from April 2010 to December 2011. Mr. Duan also had held various managerial positions within Founder Group, a China-based information technology company, from July 2000 to September 2002 and from April 2005 to April 2010. Mr. Duan received his bachelor’s degree in engineering management in 2000 and his master’s degree in technology economy and management from North China Electric Power University in 2005.

Mr. Peter Tao Liang currently serves as our vice president, in charge of operation of logistics and supply chain group. Mr. Liang rejoined us in November 2019. Mr. Liang our vice president, primarily supervising logistic and administrative departments from January 2017 to August 2019. Prior to that, Mr. Liang held a number of positions with us, including our logistic director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

Mr. Angus Yang Cao has served as our general manager in charge of our TIC since July 2019, and has served as the special assistant to the CEO since May 2018. Prior to joining us, Mr. Cao served as a director of Proctor & Gamble Ltd, a fast-moving consumer goods company, from January 2002 to May 2018. Mr. Cao has extensive experience in manufacturing and operation, innovation and development, and supply chain management. Mr. Cao received his bachelor’s degree in welding and automation and his master’s degree in material manufacturing automation from Huazhong University of Science and Technology in 1999 and 2002, respectively.

Mr. Jason Nan Xie has served as our vice president in charge of IT engineering and management since December 2019. Prior to joining us, Mr. Xie worked as the chief technology officer at Yingzi Technology Inc., a farm-to-table supply chain technology company, from August 2018 to June 2019. From 2014 to 2018, Mr. Xie served as the general manager in charge of R&D operations at Vipshop (US) Inc., a Big Data and Artificial Intelligence focused technology subsidiary affiliated to Vipshop Holdings Limited, which is a Chinese online discount retailer listed on the New York Stock Exchange. Mr. Xie worked as a senior principal product manager at

Oracle from 2001 to 2012, and as a senior product manager at eBay from 2012 to 2014. Mr. Xie has extensive experience in enterprise applications and consumer internet industries. He received his bachelor’s degree in mathematics from the University of North Carolina at Chapel Hill and master’s degree in computer sciences from the University of Wisconsin-Madison.

B.           Compensation

In 2019, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB11.7 million (US$1.7 million) to our directors and executive officers as a group and granted an aggregate of 564,201 restricted share units to our directors and executive officers.

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

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares which may be issued pursuant to all awards under the 2014 Plan is 20,331,467. As of March 31, 2020, the number of shares which may be issued pursuant to all outstanding options under the 2014 Plan is 2,194,590.

On May 5, 2015, we adopted our 2015 Plan, which was amended in July 2016. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased by 2,641,679 to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the 2015 Plan, as amended, if on December 31 of each year beginning in 2016, the unissued shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding Shares. On December 31, 2016, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2017, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 2,334,986 to 1.5% of the then total issued and outstanding shares, which was 2,391,180. On December 31, 2017, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2018, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 996,171 to 1.5% of the then total issued and outstanding shares, which was 2,491,881. On December 31, 2018, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2019, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 523,529 to 1.5% of the then total issued and outstanding shares, which was 2,588,229. On December 31, 2019, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2020, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 491,977 to 1.5% of the then total issued and outstanding shares, which was 2,823,295. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of March 31, 2020, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 3,817,745.

Types of Awards. The 2014 Plan and the 2015 Plan permit the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration. Our board of directors will administer the 2014 Plan and the 2015 Plan, and may delegate its administrative authority to a committee of one or more members of our board or our chief executive officer, subject to certain restrictions. Among other things, the board of directors will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The administrator of the 2014 Plan and the 2015 Plan has the power and discretion to cancel, forfeit or surrender an outstanding award under the 2014 Plan and the 2015 Plan, respectively.

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

The following table summarizes, as of March 31, 2020, the outstanding options that we granted to our directors, executive officers, and other individuals as a group under our 2014 Plan and 2015 Plan.

	Ordinary shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	69,924	0.0001	February 6, 2015	February 5, 2025
Junhua Wu	1,732,674	0.0136; 0.0001	various dates from August 29, 2014 to February 6, 2015	various dates from August 28, 2024 to February 5, 2025
Yiu Pong Chan	*	0.0001	May 20, 2015	May 19, 2025
Bin Yu	*	0.0001	May 20, 2015	May 19, 2025
Aaron Kwok Yuen Lung	*	0.0001	February 6, 2015	February 5, 2025
Other individuals as a group	279,536	0.0136; 1.5	various dates from January 30, 2010 to February 6, 2015	various dates from January 29, 2020 to February 5, 2025

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes, as of the date of March 31, 2020, the outstanding restricted share units that we granted to our directors, executive officers, and other individuals as a group under our 2015 Plan.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	590,254	various dates from December 29, 2016 to March 13, 2020	various dates from December 28, 2026 to March 12, 2030
Junhua Wu	300,811	various dates from December 29, 2016 to March 13, 2020	various dates from December 28, 2026 to March 12, 2030
Satoshi Okada	*	December 29, 2016	December 28, 2026
Steve Hsien-Chieng Hsia	*	May 19, 2016	May 18, 2026
Benjamin Changqing Ye	*	May 19, 2016	May 18, 2026
Robin Bin Lu	*	various dates from November 20, 2018 to March 13, 2020	various dates from November 19, 2028 to March 12, 2030
Aaron Kwok Yuen Lung	*	various dates from March 1, 2018 to March 13, 2020	various dates from February 29, 2028 to March 12, 2030
Daniel Zhiguo Duan	*	August 24, 2018	August 23, 2028
Peter Tao Liang	*	February 17, 2020	February 16, 2030
Gang Yu	*	April 27, 2018	April 26, 2028
Angus Yang Cao	*	March 13, 2020	March 12, 2030
Jason Nan Xie	*	February 17, 2020	February 16, 2030
Other individuals as a group	1,939,579	various dates from May 19, 2016 to March 13, 2020	various dates from May 18, 2026 to March 12, 2030

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

Audit Committee. Our audit committee consists of Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye. Ms. Bin Yu is the chairman of our audit committee. Ms. Bin Yu is the audit committee financial expert. We have determined that Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye satisfy the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and our independent registered public accounting firm;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and our independent registered public accounting firms;
●	reporting regularly to the full board of directors; and
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

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

The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;
●	approving and overseeing the total compensation package for our executives other than the four most senior executives;
●	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Ms. Bin Yu. Mr. Steve Hsien-Chieng Hsia is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Ms. Bin Yu satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their conduct of the company's business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.           Employees

As of December 31, 2019, we had 5,979 full-time employees. We had a total of 3,944 and 5,141 full-time employees as of December 31, 2017 and 2018, respectively. The following table provides a breakdown of our employees as of December 31, 2019 by function:

Function	Number
Front-end[1]	4,161
Warehouse and Logistics	661
Information technology	803
Back-end[2]	354
Total	5,979
(1)Front-end functions include store management and operations, customer service, business development, design and digital marketing.
(2)Back-end functions include administration, finance, legal, internal audit and sales operation team.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2020, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 189,081,412 ordinary shares (including 175,780,674 Class A ordinary shares, excluding the 8,978,775 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2020.

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

	Ordinary Shares Beneficially
	Owned as of March 31, 2020
			Percentage	Percentage
	Class A	Class B	of total	of aggregate
	ordinary	Ordinary	ordinary	voting
Name	shares	shares	shares	power**
Directors and Executive Officers:
Vincent Wenbin Qiu(1)	1,055,982	9,410,369	5.5%	30.7%
Junhua Wu(2)	2,066,396	3,890,369	3.1%	13.2%
Satoshi Okada(3)	20,054,611	—	10.6%	6.5%
Jessica Xiuyun Liu(4)	26,469,422	—	14.0%	8.6%
Gang Yu(5)	*	—	*	*
Yiu Pong Chan(6)	*	—	*	*
Bin Yu(7)	*	—	*	*
Steve Hsien-Chieng Hsia(8)	*	—	*	*
Benjamin Changqing Ye(9)	*	—	*	*
Robin Bin Lu(10)	*	—	*	*
Aaron Kwok Yuen Lung(11)	*	—	*	*
Daniel Zhiguo Duan(12)	*	—	*	*
Peter Tao Liang(13)	*	—	*	*
Angus Yang Cao(14)	*	—	*	*
Jason Nan Xie	—	—	—	—
All our Directors and Executive Officers as a group(15)	50,015,555	13,300,738	32.9%	58.7%

Principal Shareholders:
Alibaba Investment Limited(16)	26,469,422	—	14.0%	8.6%
Tsubasa Corporation(17)	20,029,611	—	10.6%	6.5%
Jesvinco Holdings Limited(18)	10	9,410,369	5.0%	30.5%
Casvendino Holdings Limited(19)	—	3,890,369	2.1%	12.6%
Invesco Ltd. (20)	22,582,029	—	11.9%	7.3%
Federated Hermes, Inc. (21)	19,066,566	—	10.1%	6.2%

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

(1)Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 363,000 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu, and 692,972 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Qiu.
(2)Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 2,066,396 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Wu.
(3)Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp, and 25,000 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Okada. Mr. Okada was appointed by Tsubasa Corporation as our director. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.
(4)Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. The business address for Ms. Liu is No. 969 West Wenyi Road, Hangzhou, Zhejiang Province, China. Ms. Liu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.

(5)Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Yu.
(6)Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Mr. Chan.
(7)Represents Class A ordinary shares issuable upon exercise of options within 60 days of the date of this annual report held by Ms. Yu.
(8)Represents Class A ordinary shares in the form of ADS and Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Hsia.
(9)Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Ye.
(10)Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Lu.
(11)Represents Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by Mr. Kwok.
(12)Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Duan.
(13)Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Liang.
(14)Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of the date of this annual report held by Mr. Cao.
(15)Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of the date of this annual report held by all of our directors and executive officers as a group.
(16)Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange. The registered address for Alibaba Investment Limited is Trident Chambers, P. O. Box 146, Road Town, Tortola, British Virgin Islands.
(17)Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company incorporated in the Federated States of Micronesia and wholly owned by Softbank Group Corp. The registered address for Tsubasa Corporation is 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia.
(18)Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(19)Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is NovaSage Chambers, P. O. Box 4389, Road Town, Tortola, British Virgin Islands.
(20)Represents 22,582,029 Class A ordinary shares in the form of ADS held of record by clients of Invesco Ltd., and beneficially owned by Invesco Ltd. in its capacity as a parent holding company to its investment advisers, as reported in a Schedule 13G/A filed on February 11, 2020. The business address for Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(21)Represents 19,066,566 Class A ordinary shares in the form of ADS held by registered investment companies and separate accounts whose investment advisers are Federated Equity Management Company of Pennsylvania and Hermes Investment Management, Inc., or the Investment Advisers, the parent holding company of which is Federated Hermes, Inc., as reported in the amendment No. 2 to Schedule 13G jointly filed on February 10, 2020. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Hermes, Inc. All of Federated Hermes, Inc.’s outstanding voting stock is held in the Voting Shares Irrevocable Trust for which Thomas R. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. The business address for these entities and persons is Federated Investors Tower, Pittsburgh, PA 15222-3779.

To our knowledge, as of March 31, 2020, a total of 142,667,859 Class A ordinary shares (including 8,978,775 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program) are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.           Related Party Transactions

Contractual Arrangements with Shanghai Zunyi and Its Shareholders

We operate our relevant business through contractual arrangements between our wholly-owned subsidiary, Shanghai Baozun, and our VIE, Shanghai Zunyi, and the shareholders of Shanghai Zunyi. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders.”

Shareholders’ Agreement

Pursuant to our amended and restated shareholders’ agreement entered into on October 29, 2014 (as amended on December 11, 2014), we granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights granted under the shareholders’ agreement.

Demand Registration Rights. Holders of at least 10% of registrable securities then outstanding have the right to demand in writing, at any time after six months following the completion of our initial public offering that we file a registration statement to register their registrable securities. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve-month period and cannot register any other shares during such 90 days period. Further, the underwriters of any underwritten offering may reduce up to 70% of shares having registration rights to be included in the registration statement if they determine that marketing factors require such a limitation.

Form S-3 or Form F-3 Registration Rights. Holders of our registrable securities have the right to request that we file a registration statement on Form F-3 or Form S-3. We have the right to defer filing of a registration statement on Form F-3 or Form S-3 for up to 90 days if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any twelve-month period and cannot register any other shares during such 90 days period. Further, the underwriters of any underwritten offering may reduce up to 70% of shares having registration rights to be included in the registration statement if they determine that marketing factors require such a limitation.

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

Transactions with Alibaba

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2017, 2018 and 2019, we incurred service fees of RMB351.5 million, RMB518.3 million and RMB655.6 million (US$94.2 million), respectively.

We receive logistic service from and provide warehousing service to Cainiao. Since mid-October 2017, Cainiao has been consolidated to Alibaba Group and has become one of our related parties. We incurred logistic service fee of RMB13.1 million, RMB79.2 million and RMB92.9 million (US$13.3 million) to Alibaba Group and generated warehousing services revenue of RMB5.1 million, RMB23.7 million and RMB21.5 million (US$3.1 million) in 2017, 2018 and 2019, respectively, after Cainiao has become one of our related parties.

As of December 31, 2019, amounts due from Alibaba Group are RMB17.2 million (US$2.5 million), representing receivables to be collected from Alibaba Group for warehousing services provided by us and deposits paid.

Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. In 2017, 2018 and 2019, after it had become one of our related parties, we incurred commission fees of RMB1.6 million, RMB0.7 million and RMB0.3 million (US$42.8 thousand) to and generated services revenue of RMB0.1 million, RMB9.8 thousand and RMB3.7 thousand (US$0.5 thousand) from Ahead, respectively.

Since August 2019, pursuant to the amended agreement among us, Ahead, and AJ (Hangzhou) Network Technology Company Limited, or AJ, all transactions and balances with Ahead have been transferred to AJ, which became our related party as a subsidiary of Alibaba. In 2019, after it had become one of our related parties, we incurred commission fees of RMB0.2 million (US$35.2 thousand) to and generated services revenue of RMB28.7 thousand (US$4.1 thousand) from AJ.

As of December 31, 2019, amounts due to AJ are RMB0.9 million (US$0.1 million), representing commission fee which should be paid to Ahead and AJ by us.

Transactions with Shanghai Baozun-CJ E-commerce Co., Ltd.

In December 2016, Shanghai Baozun-CJ E-commerce Co., Ltd., or Baozun-CJ, became our related party as an e-commerce joint venture. We provide logistic services to Baozun-CJ since 2018. In 2018 and 2019, we generated services revenue of RMB3.2 million and RMB2.7 million (US$0.4 million) from Baozun-CJ, respectively.

In October 2019, we signed an agreement with CJ O Shopping pursuant to which CJ O Shopping waived its participating rights in exchange for a put option that allows CJ O Shopping to sell its 49% equity interest in Baozun-CJ for a consideration of approximately RMB9.2 million (US$1.3 million) in the event that Baozun-CJ’s net assets is less than RMB3.0 million (US$0.4 million). As such, we have obtained control over Baozun-CJ and accounted for Baozun-CJ as a consolidated subsidiary.

Transactions with Beijing Pengtai Baozun E-commerce Co., Ltd.

In January 2018, Pengtai Baozun became our related party as an e-commerce joint venture. In 2018 and 2019, we purchased products from Pengtai Baozun in the amount of RMB14.0 million and nil, respectively. We provide IT services to Pengtai Baozun since 2019. In 2019, we generated services revenue of RMB4.1 million (US$0.6 million) from Pengtai Baozun.

As of December 31, 2019, amounts due from Pengtai Baozun are RMB0.8 million (US$0.1 million), representing receivables to be collected from Pengtai Baozun for IT services provided by us. The balance is interest free and settleable on demand.

Transactions with Shanghai Misako E-commerce Limited

In October 2018, Shanghai Misako E-commerce Limited, or Misako, became our related party as an e-commerce joint venture. We provide store operation services to Misako. In 2018 and 2019, we generated services revenue of RMB68.4 thousand and RMB1.2 million (US$0.2 million) from Misako, respectively.

As of December 31, 2019, amounts due from Misako are RMB1.3 million (US$0.2 million), representing receivables to be collected from Misako for store operation services provided by us. The balance is interest free and settleable on demand.

Transactions with Hangzhou Juxi Technology Co., Ltd.

In June 2019, Hangzhou Juxi Technology Co., Ltd., or Juxi, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services from Juxi. We incurred outsourcing labor cost of RMB7.3 million (US$1.1 million) to Juxi.

As of December 31, 2019, amounts due to Juxi are RMB5.9 million (US$0.8 million), representing outsourcing labor cost to be paid to Juxi by us.

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

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business.

On December 10, 2019 and December 26, 2019, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against us, our chief executive officer and our chief financial officer. These suits, which are captioned Snyder, et. al. v. Baozun Inc. et. al. (Case No.: 1: 19 cv-11290) and AUS, et. al. v. Baozun Inc., et. al. (Case No.:

1: 19 cv-11812), allege, among other things, that defendants made materially false and misleading statements, or failed to disclose material facts, regarding the termination of our business relationship with a Chinese electronics brand. The various suits assert claims covering the period from March 6, 2019 through November 20, 2019 and seek compensatory damages, costs and expenses incurred in such actions, as well as equitable or other relief. The court has not yet appointed a lead plaintiff or consolidated the separate actions into a consolidated action as of April 26, 2020. We believe that the claims against us are without merit and intend to vigorously defend against the actions. For risks and uncertainties relating to the pending cases against us, please see "Item 3. Key Information-D. Risk Factors-Risks Related to Our Business- We have been named as a defendant in shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation."

Except for the class action suits described above, as of December 31, 2019, there were no legal or arbitration proceedings that have had in the recent past, or to our knowledge, may have, material effects on our financial position, profitability or cash flows.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Dividends distributed by Shanghai Baozun, our major PRC subsidiary, to us are subject to PRC taxes. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable after-tax profits, if any, determined in accordance with their respective articles of association and Chinese accounting standards and regulations. “Item 3. Key Information— D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China—We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

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

In April 2019, we completed an offering of US$225 million in aggregate principal amount of the 2024 Notes, and the sale of an additional US$50 million in aggregate principal amount of the 2024 Notes pursuant to the exercise by the initial purchasers in full of an option to purchase additional Notes, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. We received net proceeds from the Notes Offering of approximately US$269.0 million. Concurrently with the Notes Offering, we also completed an offering of 4,230,776 ADSs, as we entered into the ADS lending agreements with the ADS Borrowers that are affiliates of the initial purchasers in the Notes Offering, pursuant to which we lent, in total, 4,230,776 ADSs to the ADS Borrowers. We did not receive any proceeds from the sale of the Initial Borrowed ADSs, but received a nominal lending fee from the ADS Borrowers.

On April 27, 2020, the last reported sale price of our ADSs on the Nasdaq Global Select Market was US$32.00.

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

B.           Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2020 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

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

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the Class A ordinary shares are held and to become the registered holder of such shares in order to exercise shareholders’ rights in respect of the Class A ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

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

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Our fourth amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

●	designation of the series;
●	the number of shares of the series;
●	the dividend rights, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

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

Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their conduct of the company's business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated articles of association, directors may be removed by ordinary resolution of the shareholders. In addition, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our fourth amended and restated memorandum and articles of association.

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

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association that requires the company to disclose shareholder ownership above any particular ownership threshold.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and from its effective date superseded the Wholly Foreign-Owned Enterprise Law. Under the Foreign Investment Law, the organizational form, corporate governance and operational guidelines of a foreign invested enterprise shall be in compliance with the PRC Company Law. However, the Foreign Investment Law establishes a five-year grace period from its effective date in respect of the existing wholly foreign-owned enterprises, so that they can remain their original organizational form under the Wholly Foreign-owned Enterprise Law during such grace period. Because the Foreign Investment Law is newly enacted and not yet effective, there remain high uncertainties in the interpretation and enforcement of the law.

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

PRC Tax

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises substantial and overall control and management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders which are non-resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

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

Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-

resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Although it appears that Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of Bulletin 7 and we and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under Bulletin 7 and we may be required to spend valuable resources to comply with Bulletin 7 or to establish that we should not be taxed under Bulletin 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

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

This discussion is limited to U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	persons who own or are deemed to own 10% or more of the voting power or value of our stock;
●	persons subject to the alternative minimum tax;
●	persons holding our ADSs or ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons whose “functional currency” is not the U.S. dollar;
●	banks, insurance companies, and other financial institutions;
●	brokers, dealers or traders in securities;
●	corporations that accumulate earnings to avoid U.S. federal income tax;
●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

●	corporations that have elected to be taxed as “S corporations” under Subchapter S of Chapter 1 of the Code (and investors therein);
●	tax-exempt organizations or governmental organizations;
●	persons deemed to sell our ADSs or ordinary shares under the constructive sale provisions of the Code;
●	persons who hold or receive our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
●	“real estate investment trusts”;
●	“regulated investment companies”; and
●	tax-qualified retirement plans.

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

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and we do not expect to become a PFIC for our taxable year ending December 31, 2020 or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2019 or in any subsequent taxable year.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares. In general, these special rules will cause your “excess distribution” or gain to be taxed to you as ordinary income. In addition, an interest charge generally will apply. This will likely result in your having to pay more U.S. federal income tax on the distribution, or gain, than you would under the rules described in the sections above. Specifically, distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
●	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi, while some of our cash and cash equivalents, restricted cash and short-term investments is denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to this financial asset denominated in U.S. dollars. Any significant revaluation of Renminbi against the U.S. dollar may materially affect our financial position. The value of your investment in our ADSs are affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2017, the RMB appreciated approximately 7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Starting from the beginning of 2019, the Renminbi has depreciated significantly against the U.S. dollar again. In early August 2019,

The People’s Bank of China, or the PBOC, set the daily reference rate for the Renminbi at RMB7.0039 to US$1.00, the first time that the exchange rate of Renminbi to U.S. dollar exceeded RMB7.0000 to US$1.00 since 2008. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars we receive from our public offerings, and proceeds from issuance of our convertible senior notes into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for the repayment of the principal and interest of our 2024 Notes, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

The RMB depreciated by 1.3% against the U.S. dollar in 2019. As of December 31, 2019, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,105.8 million (US$158.8 million) and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$166.7 million. Assuming we had converted RMB1,105.8 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00, as of December 31, 2019, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$325.5 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$311.1 million instead. Assuming we had converted US$166.7 million into RMB at the exchange rate of RMB6.9618 for US$1.00, as of December 31, 2019, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,266.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,382.4 million.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term and long-term borrowings, including the 2024 Notes, and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2017, 2018 and 2019 was 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2017, 2018 and 2019, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in PRC, Hong Kong, Taiwan and Japan. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers are generally reputable medium to large brands with proven track records, and our customers pay for our product sales through a network of third-party payment service providers. We have not experienced significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB1.7 million, RMB1.8 million and RMB10.7 million (US$1.5 million) as of December 31, 2017, 2018 and 2019, respectively.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

●	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion;
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement; and
●	The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of the increase in any such fees and charges.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2019, we received US$0.1 million of reimbursements relating to the ADS facility from the depositary.

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

For the period from May 20, 2015, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we have fully used US$113.7 million net proceeds from our initial public offering for investment in sales and marketing activities, research and development and technology infrastructure, warehousing and fulfillment infrastructure and for general corporate purposes.

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

For the period from December 7, 2016, the date that the F-3 Registration Statement was declared effective by the SEC, to the date of this annual report, we have fully used US$33.1 million net proceeds from our follow-on public offering for investment in sales and marketing activities, research and development and technology infrastructure, warehousing and fulfillment infrastructure and for general corporate purposes.

In April 2019, we completed an offering of US$225 million in aggregate principal amount of the 2024 Notes, and the sale of an additional US$50 million in aggregate principal amount of the 2024 Notes pursuant to the exercise by the initial purchasers in full of an option to purchase additional 2024 Notes, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. We received net proceeds from the Notes Offering of approximately US$269.0 million. Concurrently with the Notes Offering, we also completed an offering of 4,230,776 ADSs, and we entered into the ADS lending agreements with the ADS Borrowers, pursuant to which we lent, in total, 4,230,776 ADSs to the ADS Borrowers. We did not receive any proceeds from the sale of the Borrowed ADSs, but received a nominal lending fee from the ADS Borrowers.

For the period from April 10, 2019, the date of the closing of the Note Offering, to the date of this annual report, we have used US$84.4 million net proceeds from the Note Offering for working capital and other general corporate purposes, including repayment of outstanding indebtedness and acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

Disclosure controls and procedures mean controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Baozun Inc, and its subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 28, 2020, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of the new lease accounting standard, ASC Topic 842, Leases, on January 1, 2019 and the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 28, 2020

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP for the years ended December 31, 2018 and 2019.

	For the Year Ended December 31,
	2018		%	2019	%
	(thousands)			(thousands)
Audit Fees	US$	648.7	88.4%	679.4	65.9%
Audit-Related Fees		46.9	6.4%	200.0	19.4%
Tax Fees		—	—	—	—
All Other Fees		38.0	5.2%	150.8	14.7%
Total	US$	733.6	100.0%	1,030.2	100%

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, in connection with statutory and regulatory filings or other engagements for those fiscal years.

Audit-Related Fees. This category includes the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Audit-Related Fees in 2019 was to support the issuance of the 2024 Notes and the concurrent ADS offering.

Tax fees. This category includes the aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

All Other Fees. Other fees billed for the fiscal years ended December 31, 2019 includes fees billed by our independent registered public accounting firm other than services reported under “Audit Fees”, “Audit-related Fees” and “Tax Fees.”

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

2.2

Amended and Restated Deposit Agreement, dated as of April 4, 2019, among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and holders and beneficial owners from time to time of American Depositary Receipts issued

Exhibit Number	Description of Documents

thereunder (incorporated by reference to Exhibit 4.3 of Form S-8 (File No. 333- 230994) filed with the Securities and Exchange Commission on April 23, 2019)

2.3	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.3 of Form S-8 (File No. 333- 230994) filed with the Securities and Exchange Commission on April 23, 2019)

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

2.6*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.2	2015 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-3 (File No. 333-214801) filed with the Securities and Exchange Commission on November 25, 2016)

4.3

Form of Indemnification Agreement with the Registrant’s Directors and Officers (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

4.4

Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.3 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 8, 2015)

4.5

English Translation of Exclusive Technology and Services Agreement, dated as of April 1, 2014, between Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.6

English Translation of Exclusive Call Option Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of April 1, 2014, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 10.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.7*

English Translation of Amended and Restated Shareholders’ Voting Rights Proxy Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 25, 2019, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd.

4.8*

English Translation of Amended and Restated Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of August 27, 2019, among Mr. Vincent Wenbin Qiu, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd.

4.9*

English Translation of Amended and Restated Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of August 27, 2019, among Mr. Michael Qingyu Zhang, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd.

Exhibit Number	Description of Documents

4.10

Summary English Translation of Asset Transfer Contract, dated as of April 7, 2017, by and between Baotong E-Logistics Technology (Suzhou) Limited and MCL Technology (China) Co., Ltd. (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 333-37385) filed with the Securities and Exchange Commission on April 12, 2017)

4.11

ADS Lending Agreement, dated as of April 4, 2019, among the Registrant and each of Credit Suisse International and Deutsche Bank AG, London Branch (Incorporated by reference to Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on April 5, 2019.)

4.12*	Indenture, dated as of April 10, 2019, between the Registrant and Citicorp International Limited.

4.13*	Form of 1.625% Convertible Senior Notes due 2024 (included in Exhibit 4.12)

8.1*	List of Significant Subsidiaries and Consolidated Affiliated Entity

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Filed herewith

**    Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baozun Inc.

	By:	/s/ Robin Bin Lu
	Name:	Robin Bin Lu
	Title	Chief Financial Officer

Date: April 28, 2020

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun Inc. and its subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2019 and related notes and related financial statement schedule included in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases due to the adoption of Financial Accounting Standards Board Accounting Standards Update 2016-02, Leases (Topic 842). This change has been applied on a modified retrospective basis effective on January 1, 2019.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue –Warehousing and fulfillment service revenue — refer to Notes 2(r) and 3 to the financial statements

Critical Audit Matter Description

The Company's revenue generated from warehousing and fulfillment services is recognized on a gross basis and included in service revenue on the consolidated statements of operations. The Company recognizes warehousing and fulfillment service revenue over time as the customers receive the benefits from the Company's performance. The Company manually calculates the amount of warehousing and fulfillment service revenue to be billed on a monthly basis based on the contractually agreed pricing and relevant information underlying the services provided, such as delivery distance, express delivery company used, parcel weight, and inventory quantities.

Given this calculation involves multiple variables and is performed manually, auditing these transactions involved increased effort to identify potential errors which may arise from this process, including the need to involve IT specialist to verify the completeness and accuracy of the system generated data used as inputs into the calculations of revenue.

Accordingly, we identified revenue recognition associated with warehousing and fulfillment services as a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the warehousing and fulfilment service revenue included the following:

●	With the assistance of our IT specialists, we:
●	Identified the systems used to process warehousing and fulfilment service transactions and tested the general IT controls over each of these systems.
●	Performed testing of automated controls relied upon to capture the information of warehousing and fulfillment service transactions.
●	We tested the effectiveness of controls over the warehousing and fulfilment service revenue calculation, including management's review of the manual calculation.
●	With the assistance of our data analytics specialists, we performed data analytics to compare the trend between fulfillment service revenue and delivery expenses by quarter.
●	We selected samples from monthly warehousing and fulfilment service revenue by brand partner and performed detail testing by:
●	Obtaining the warehousing and fulfillment service revenue calculation schedule and agree the amount to the confirmation sent to brand partners.
●	Agreeing the revenue recorded by the Company to the amount confirmed by brand partners and the invoices finally issued.
●	We selected top brand partners receiving the Company's warehousing and fulfilment services during the year and performed analytical review procedures by:
●	Recalculating the fulfilment service fee based on the fulfilment expenses incurred for and the mark-up stated in the contract with each selected brand partner.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 28, 2020

We have served as the Group's auditor since 2014.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	457,340	1,144,451	164,390
Restricted cash	56,074	382,359	54,922
Short-term investments	56,535	844,040	121,239
Accounts receivable, net of allowance for doubtful accounts of RMB1,767 and RMB10,726 as of December 31, 2018 and 2019, respectively	1,547,631	1,800,896	258,683
Inventories, net	650,348	896,818	128,820
Advances to suppliers	166,076	214,771	30,850
Prepayments and other current assets	286,149	387,713	55,691
Amounts due from related parties	32,270	19,323	2,776
Total current assets	3,252,423	5,690,371	817,371

Non-current assets:
Restricted cash	69,441	—	—
Long-term time deposits	—	209,495	30,092
Investments in equity investees	33,974	37,373	5,368
Property and equipment, net	402,740	415,648	59,704
Intangible assets, net	132,393	151,041	21,696
Land use right, net	43,593	42,567	6,114
Operating lease right-of-use assets	—	440,593	63,287
Goodwill	13,158	13,574	1,950
Other non-current assets	30,021	41,461	5,956
Deferred tax assets	38,081	54,477	7,825
Total non-current assets	763,401	1,406,229	201,992

TOTAL ASSETS	4,015,824	7,096,600	1,019,363

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	436,200	428,490	61,549
Accounts payable (including accounts payable of consolidated VIE without recourse to the Company of RMB4,891 and RMB5,048 as of December 31, 2018 and 2019, respectively)	886,340	877,093	125,987
Notes payable	26,770	210,693	30,264
Income tax payables	62,764	81,966	11,774
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of RMB6,884 and RMB14,520 as of December 31, 2018 and 2019, respectively)	322,668	581,122	83,473
Amounts due to related parties	13,994	6,796	976
Current operating lease liabilities	—	137,855	19,802
Total current liabilities	1,748,736	2,324,015	333,825
Non-current liabilities:
Long-term loan	68,753	1,859,896	267,157
Deferred tax liability	3,319	2,929	421
Long-term operating lease liabilities	—	309,989	44,527
Total non-current liabilities	72,072	2,172,814	312,105

TOTAL LIABILITIES	1,820,808	4,496,829	645,930

Commitments (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			(Note 2)
Redeemable non-controlling interests	—	9,254	1,329

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 159,247,873 and 174,918,929 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	98	107	16
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	8	8	1
Additional paid-in capital	1,903,503	2,014,227	289,326
Retained earnings	244,712	526,009	75,555
Accumulated other comprehensive income	29,222	28,380	4,077

Total Baozun Inc. shareholders’ equity	2,177,543	2,568,731	368,975

Non-controlling interests	17,473	21,786	3,129

Total equity	2,195,016	2,590,517	372,104

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	4,015,824	7,096,600	1,019,363

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues
Product sales	2,257,632	2,516,862	3,422,151	491,561
Services (including related-party revenues of RMB5,222, RMB26,933 and RMB29,564 for the years ended December 31, 2017, 2018 and 2019, respectively)	1,891,176	2,876,175	3,856,041	553,886
Total net revenues	4,148,808	5,393,037	7,278,192	1,045,447

Operating expenses:
Cost of products	(1,917,467)	(2,034,852)	(2,774,342)	(398,509)
Fulfillment	(818,173)	(1,262,302)	(1,678,191)	(241,057)
Sales and marketing	(910,843)	(1,338,970)	(1,815,642)	(260,801)
Technology and content	(140,689)	(268,973)	(392,951)	(56,444)
General and administrative	(116,554)	(154,845)	(215,660)	(30,978)
Other operating income (expense), net	11,250	22,678	(17,753)	(2,550)

Total operating expenses	(3,892,476)	(5,037,264)	(6,894,539)	(990,339)

Income from operations	256,332	355,773	383,653	55,108
Other income (expenses):
Interest income	13,350	8,017	42,614	6,121
Interest expense	(4,252)	(13,058)	(61,316)	(8,807)
Gain on disposal of investment	5,464	—	—	—
Impairment loss of investments	(6,227)	(9,021)	(9,021)	(1,296)
Exchange loss	(21)	(5,991)	(7,663)	(1,101)

Income before income tax and share of income (loss) in equity method investment	264,646	335,720	348,267	50,025
Income tax expense	(54,251)	(64,953)	(71,144)	(10,219)
Share of income (loss) in equity method investment	(1,265)	(996)	4,768	685

Net Income	209,130	269,771	281,891	40,491

Net (income) loss attributable to non-controlling interests	(264)	(59)	187	27
Net income attributable to redeemable non-controlling interests	—	—	(781)	(112)
Net income attributable to ordinary shareholders of Baozun Inc.	208,866	269,712	281,297	40,406

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	1.29	1.59	1.62	0.23
Diluted	1.19	1.50	1.57	0.23

Net income per American depositary shares ("ADS") attributable to ordinary shareholders of Baozun Inc.:
Basic	3.87	4.76	4.85	0.70
Diluted	3.56	4.51	4.72	0.68

Weighted average shares used in calculating net income per ordinary share:
Basic	162,113,815	169,884,906	173,937,013	173,937,013
Diluted	176,115,049	179,327,029	178,932,010	178,932,010

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Net income	209,130	269,771	281,891	40,491
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(34,353)	19,227	(842)	(121)

Comprehensive income	174,777	288,998	281,049	40,370

Total comprehensive (income) loss attributable to non-controlling interests	(264)	(59)	187	27
Total comprehensive income attributable to redeemable non-controlling interests	—	—	(781)	(112)

Total comprehensive income attributable to ordinary shareholders of Baozun Inc.	174,513	288,939	280,455	40,285

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

					Accumulated	Total
			Additional		other	Baozun
			paid-in	Retained earnings /	comprehensive	shareholders’	Non-controlling
	Ordinary shares		capital	(Accumulated deficit)	income	equity	interests	Total equity
	Number of
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	159,411,982	100	1,761,430	(233,866)	44,348	1,572,012	—	1,572,012
Net income	—	—	—	208,866	—	208,866	264	209,130
Share-based compensation	—	—	58,231	—	—	58,231	—	58,231
Exercise of share options and vesting of restricted share units ("RSUs")	6,713,415	3	4,264	—	—	4,267	—	4,267
Acquisition of a subsidiary	—	—	—	—	—	—	17,150	17,150
Foreign currency translation adjustment	—	—	—	—	(34,353)	(34,353)	—	(34,353)
Balance as of December 31, 2017	166,125,397	103	1,823,925	(25,000)	9,995	1,809,023	17,414	1,826,437

Net income	—	—	—	269,712	—	269,712	59	269,771
Share-based compensation	—	—	75,862	—	—	75,862	—	75,862
Exercise of share options and vesting of RSUs	6,423,214	3	3,716	—	—	3,719	—	3,719
Foreign currency translation adjustment	—	—	—	—	19,227	19,227	—	19,227
Balance as of December 31, 2018	172,548,611	106	1,903,503	244,712	29,222	2,177,543	17,473	2,195,016

Net income	—	—	—	281,297	—	281,297	594	281,891
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	(781)	(781)
Contribution from non-controlling interests	—	—	—	—	—	—	4,500	4,500
Issuance of ordinary shares under ADS lending arrangement	12,692,328	9	—	—	—	9	—	9
ADS lending arrangement in connection with issuance of convertible senior notes	—	—	33,836	—	—	33,836	—	33,836
Share-based compensation	—	—	75,183	—	—	75,183	—	75,183
Exercise of share options and vesting of RSUs	2,978,728	—	1,705	—	—	1,705	—	1,705
Foreign currency translation adjustment	—	—	—	—	(842)	(842)	—	(842)
Balance as of December 31, 2019	188,219,667	115	2,014,227	526,009	28,380	2,568,731	21,786	2,590,517

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income	209,130	269,771	281,891	40,491
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for allowance for doubtful accounts	1,485	159	9,037	1,298
Inventory write-down	42,313	38,725	76,169	10,941
Share-based compensation	58,231	75,862	75,183	10,799
Depreciation and amortization	50,615	72,175	120,096	17,251
Amortization of issuance cost of convertible senior notes	—	—	16,563	2,379
Deferred income tax	(3,391)	(22,944)	(16,786)	(2,411)
Loss on disposal of property and equipment	1,056	2,063	3,489	501
Gain on disposal of investment	(5,464)	—	—	—
Share of (income) loss in equity method investment	1,265	996	(4,768)	(685)
Impairment loss of investments	6,227	9,021	9,021	1,296
Exchange (gain) loss	(391)	4,949	10,729	1,542
Changes in operating assets and liabilities:
Accounts receivable	(457,012)	(462,121)	(247,806)	(35,595)
Inventories	(106,807)	(307,045)	(320,086)	(45,977)
Advances to suppliers	(13,154)	(77,195)	(39,232)	(5,635)
Prepayments and other current assets	(77,235)	(80,644)	(100,738)	(14,470)
Amounts due from related parties	(50,023)	56,525	12,947	1,860
Operating lease right-of-use assets	—	—	24,456	3,513
Other non-current assets	(3,064)	(11,978)	(10,959)	(1,574)
Accounts payable	54,547	302,808	(24,369)	(3,500)
Notes payable	(67,140)	(21,230)	183,923	26,419
Income tax payables	14,609	32,344	19,202	2,758
Amounts due to related party	—	13,994	(7,198)	(1,034)
Accrued expenses and other current liabilities	175,129	5,263	242,521	34,835
Operating lease liabilities	—	—	(11,889)	(1,708)
Net cash provided by (used in) operating activities	(169,074)	(98,502)	301,396	43,294

Cash flows from investing activities:
Purchases of property and equipment	(267,028)	(123,014)	(91,266)	(13,110)
Purchases of short-term investments	(272,614)	—	(1,532,028)	(220,062)
Maturity of short-term investments	—	256,079	765,969	110,025
Purchase of long-term time deposits	—	—	(211,599)	(30,394)
Additions of intangible assets	(36,383)	(85,724)	(61,611)	(8,850)
Purchases of land use right	(45,810)	—	—	—
Investment in equity investees	—	(17,385)	(16,500)	(2,370)
Net cash received (paid) for business combination	(17,031)	—	13,584	1,951
Cash received for disposal of equity investees	1,143	7,608	—	—
Loan to an equity investee without readily determinable fair value	(1,440)	—	—	—
Net cash provided by (used in) investing activities	(639,163)	37,564	(1,133,451)	(162,810)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from financing activities:
Payment for public offering costs	(8,562)	—	—	—
Proceeds from short-term borrowings	329,392	780,123	916,603	131,661
Repayment of short-term borrowings	(157,392)	(515,923)	(924,313)	(132,769)
Proceeds from long-term borrowings	—	63,306	—	—
Repayment of long-term borrowings	—	—	(69,415)	(9,971)
Capital contribution from NCI	—	—	4,500	646
Proceeds from exercises of stock options	4,267	3,719	1,705	245
Proceeds from issuance of convertible senior notes, net of issuance cost paid	—	—	1,847,802	265,420
Proceeds from ADS lending	—	—	9	1
Net cash provided by financing activities	167,705	331,225	1,776,891	255,233

Net increase (decrease) in cash, cash equivalents and restricted cash	(640,532)	270,287	944,836	135,717

Cash, cash equivalents and restricted cash, beginning of year	968,151	293,657	582,855	83,722

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(33,962)	18,911	(881)	(127)

Cash, cash equivalents and restricted cash, end of year	293,657	582,855	1,526,810	219,312

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash and cash equivalents	244,809	457,340	1,144,451	164,390
Restricted cash	48,848	125,515	382,359	54,922
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	293,657	582,855	1,526,810	219,312

Supplemental disclosure of cash flow information:
Cash paid for interest	3,054	12,992	37,578	5,398
Cash paid for income tax	43,034	55,553	68,728	9,872

Supplemental disclosures of non-cash investing and financing activities:
Unpaid convertible senior notes offering costs	—	—	742	107
Receivable from disposal of equity investees	7,608	—	—	—
Purchases of property and equipment included in payables	—	2,534	59	8

In October 2019, the Group obtained control over an equity method investee by entering into a redemption feature agreement with the other equity interest owner, which allows the other owner to sell its equity interest to the Group under certain conditions at a fixed price (Note 9).

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

In 2014, the Group expanded their business and commenced their own online marketplace, Maikefeng, which operates as a mobile application and offers branded products at discounted prices. Maikefeng was operated by Shanghai Zunyi Business Consulting Ltd. ("Shanghai Zunyi" or "VIE"). To comply with the PRC law and regulations which restrict foreign ownership of companies that provide value-added telecommunication services in China, Shanghai Baozun entered into a series of contractual arrangements in April and July 2014 with Shanghai Zunyi and its respective shareholders through which the Company became the primary beneficiary of Shanghai Zunyi. Shanghai Zunyi was established in December 2010 and had no operations before July 2014. The Group began to consolidate Shanghai Zunyi in July 2014 upon entering into the VIE arrangements with Shanghai Zunyi. Maikefeng ceased its operation in 2017. Shanghai Zunyi currently provides brand e-commerce solutions to certain brand partners.

As of December 31, 2019, the Company’s major subsidiaries and VIE are as follows:

	Date of	Place of	Legal
	incorporation	incorporation	ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	100%
Shanghai Baozun E-commerce Limited	11-Nov-03	PRC	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	HK	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	HK	100%
Baotong Hong Kong Holding Limited	5-May-16	HK	100%
Baotong E-logistics Technology (Suzhou) Limited	27-March-17	PRC	100%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

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

Starting December 2013, pursuant to a framework agreement entered into by the Founding Shareholders and all of the Investors, the Company undertook a series of reorganization transactions to redomicile its business from PRC to the Cayman Islands (the “Redomiciliation”). The main purpose of the Redomiciliation is to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. The Redomiciliation was subject to PRC government approval and executed in the following steps:

1)	In December 2013, the Company was incorporated in the Cayman Islands to be the holding company of the Group. The Founding Shareholders subscribed to 29,983,883 ordinary shares of the Company at par value of US$ 0.0001 per share.
2)	Upon obtaining all necessary approvals from the PRC government in May 2014, the Investors subscribed for convertible redeemable preferred shares at no consideration, all in the same proportions, on an as converted basis, as the percentage of equity interest they held in Shanghai Baozun in June 2014. Upon the issuance of preferred shares and ordinary shares in step 1), the equity structure of the Company is identical to that of Shanghai Baozun.
3)	In July 2014, the Company legally acquired 100% of the equity interest of Shanghai Baozun from the Founding Shareholders and the Investors, thus Shanghai Baozun became a wholly owned subsidiary of the Company.

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of internet content or online services. The Group therefore conducted its online marketplace business, Maikefeng , which had ceased its operation, through its consolidated VIE, Shanghai Zunyi.

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

The agreements that provide the Company effective control over the VIE include:

(i)Proxy Agreement, under which each shareholder of Shanghai Zunyi has executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Shanghai Baozun terminates the agreement by giving a 30-day prior written notice or gives its consent to the termination by Shanghai Zunyi.
(ii)Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun’s written consent, the shareholders of Shanghai Zunyi shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

The agreements that transfer economic benefits to the Company include:

(i)Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi’s operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi.
(ii)Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled.

These contractual arrangements allow the Company, through its wholly owned subsidiary, Shanghai Baozun, to effectively control Shanghai Zunyi, and to derive substantially all of the economic benefits from them. Accordingly, the Company treats Shanghai Zunyi as VIE and because the Company is the primary beneficiary of Shanghai Zunyi, the Company has consolidated the financial results of Shanghai Zunyi since July 2014.

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

The Company’s ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict the Group’s operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s websites;
●	require the Group to restructure its operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to its business.

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

The following amounts and balances of Shanghai Zunyi were included in the Group’s consolidated financial statement after the elimination of intercompany balances and transactions:

	As of
	December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalent	4,102	4,218
Accounts receivable, net	319,946	266,717
Inventories, net	30	144
Advance to suppliers	693	933
Amounts due from related parties	12,144	45
Prepayments and other current assets	11,417	224
Investment in an equity investee without readily determinable fair value	5,464	—
Property and equipment, net	4,352	3,716
Intangible assets	63	53
Other non-current assets	52	—
Total assets	358,263	276,050
Accounts payable	4,891	5,048
Income tax payables	675	11,554
Accrued expenses and other current liabilities	6,884	14,520
Total liabilities	12,450	31,122

	For Year Ended
	December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenues	253,551	490,796	626,912
Operating expenses	182,715	391,595	544,727
Net income	71,102	90,753	65,279
Net cash provided by (used in) operating activities	959	(5)	356
Net cash provided by (used in) investing activities	859	553	(240)

The VIE contributed an aggregate of 6.11%, 9.10% and 8.61% of the consolidated net revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIE accounted for an aggregate of 8.92% and 3.89% of the consolidated total assets, respectively. As of December 31, 2018 and 2019, the VIE accounted for an aggregate of 0.68% and 0.69% of the consolidated total liabilities, respectively.

There are no assets of the VIE that are collateral for the obligations of the VIE and can only be used to settle the obligations of the VIE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE.

However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, inventory write-down, fair value measurement and impairment of investments, realization of deferred tax assets, assessment for useful life and impairment of long-lived assets and allowance for doubtful accounts.

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
●	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term time deposits and long-term bank borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market. The carrying amount of the convertible senior notes approximates fair value due to the fact that the related interest rate approximates the rates currently offered by financial institutions for similar debt instruments of comparable maturities.

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carry amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2017, 2018 and 2019, no impairment of equity method investments was recorded.

Upon the adoption of ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10) on January 1, 2018, the Group elected to measure equity investments that were accounted for under the cost method prior to the adoption and do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Certain equity investments without readily determinable fair values were measured at fair value due to the recognition of impairment losses during the years ended December 31, 2018 and 2019. Please refer to Note 9(b) for further discussion.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenue for the years ended December 31, 2017, 2018 and 2019:

	For Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
A	462,384	637,963	879,220

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
A	318,396	397,999

The following suppliers accounted for 10% or more of purchases for the years ended December 31, 2017, 2018 and 2019:

	For Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
B	938,128	1,300,297	1,775,444
C	474,399	*	*

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. As of December 31, 2018 and 2019, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB416,461 and RMB1,105,803 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2018 and 2019, respectively.

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

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity and consolidated statements of comprehensive income.

(g) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months.

(i) Restricted cash

Restricted cash consist primarily of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Group (ii) deposit required by its business partners and (iii) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

(j) Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year.

(k) Accounts receivable, net

Accounts receivable mainly represent amounts due from customers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the customer’s payment history, creditworthiness, financial conditions of the customers and industry trend. The Group makes specific allowance if there is evidence indicating that the accounts receivable is likely to be uncollectible. Accounts receivable balances are written off after all collection efforts have been exhausted.

(l) Inventories, net

Inventories, net, consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

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

Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to January 1, 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

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

For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. This internally developed software mostly consisted of order management, customer management and retailing solution systems, which are amortized over 3 years on a straight-line basis.

Supplier relationship is generated from a business combination in 2017, representing the relationship that arose as a result of existing supply agreements with certain brand partners of the subsidiary. Supplier relationship is recorded at fair value, and amortized on a straight-line basis over the estimated useful life of 10 years.

(p) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisition of interests in a subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment charge was recognized for any of the years ended December 31, 2017, 2018 and 2019.

(r) Revenue

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

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. With the adoption of ASC 606, the Group recognizes allowance for estimated sales returns on a gross basis rather than a net basis on the consolidated balance sheet. The Group records a right of return asset for products the Group expects to receive back from customers within other current assets and a liability for refunds payable within accrued expenses and other current liabilities on the consolidated balance sheet.

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

The majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. The funds will not be released to the Group by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group’s customers pay upon the receipt of products. The Group’s delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party couriers.

The Group utilizes delivery service providers to deliver products to its consumers ("shipping activities") but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill the Group’s promise to transfer the products and are recorded as fulfillment expenses.

Services

In some instances, the Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services including IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services, of which brand partners may elect to use all or some that best fit their needs. Each category of the service provided is considered as one performance obligation as they are distinct from each other. Most of the Group’s service contracts including multiple performance obligations as they include provision of a combination of various services based on the brand partner’s requirements. The Group charges its brand partners a combination of fix fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered while revenue generated from other services are recognized over the service term. The Group applies the practical expedient to recognize the services except for one-time online store design and setup services in the amount to which the Group has a right to invoice on a monthly basis with a credit period of one month to four months.

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

Please refer to Note 3 of the Consolidated Financial Statements for further discussion on revenue.

(s) Cost of products

Cost of product consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group’s cost of products may not be comparable to other companies which include such expenses in their cost of products.

(t) Rebates

Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which is recorded as reductions of cost of products in the consolidated statements of operations when the amounts are agreed by both parties.

(u) Fulfillment

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

(v) Sales and marketing

Sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Advertising and promotion costs in connection with the provision of marketing and promotion services to brand clients consisted of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB362,721,RMB619,841 and RMB869,977 for the years ended December 31, 2017, 2018 and 2019, respectively.

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content, as well as costs associated with the computer, storage and telecommunications infrastructure for internal use.

(x) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees and other corporate overhead costs.

(y) Other operating income (expense), net

Other operating income mainly consists of government subsidies and income derived from American Depositary Receipt (“ADR”) arrangements entered into between the Company and an ADR depositary bank (“DB”) in May 2015.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB10,308, RMB25,477 and RMB25,761 were included in other operating income (expenses), net for the years ended December 31, 2017, 2018 and 2019, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

According to the ADR arrangements, the Company has the right to receive series of reimbursements after the closing of IPO over the five-year term as a return of using DB’s services. Total reimbursements are recognized over the contract term as other operating income. For the years ended December 31, 2017, 2018 and 2019, the Group recorded other operating income of RMB2,517, RMB2,856 and RMB3,231, respectively.

Other operating expense for the year ended December 31, 2019 mainly consists of an operating loss of RMB45,469 relating to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

(z) Share-based compensation

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

For modification of share-based awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards with any remaining unrecognized compensation expenses of the original awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

(aa) Income tax

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

(ab) Operating leases as lessee

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

Under the new lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

Upon the adoption, the Company recognized right-of-use assets of RMB462,391 and lease liabilities, including current and non-current, of RMB459,733 for operating leases as of January 1, 2019.

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

Lease Term and Discount Rate	December 31, 2019
Weighted-average remaining lease term:
- Operating leases	3.98 years
Weighted-average discount rate
- Operating leases	7.97%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Fiscal Year	Operating lease
RMB
2020	165,670
2021	120,654
2022	103,016
2023	53,258
2024	43,600
Thereafter	34,771
Total lease commitment	520,969

Less: Imputed interest	(73,125)

Total operating lease liabilities	447,844
Less: current operating lease liabilities	(137,855)

Long-term operating lease liabilities	309,989

As of December 31, 2019, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB6,515.

Supplemental cash flow information related to leases for the year ended December 31, 2019 is as follows:

Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	162,818
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	277,638

During the three years ended December 31, 2017, 2018 and 2019, the Group incurred operating lease expenses of RMB105,126, RMB 141,993 and RMB172,727 (excluding RMB2,786 for short-term leases not capitalized as right-of-use assets), respectively.

As of December 31, 2018, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

Fiscal Year	Operating lease
RMB
2019	161,402
2020	139,306
2021	102,574
2022	100,001
2023	56,822
Thereafter	83,379

Total lease commitment	643,484

As of December 31, 2019, the Company did not have any material operating or finance leases that have been signed but not commenced.

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines its land use right agreement contains an operating lease of land under the new lease accounting standard. This determination does not result in any changes to the accounting for land use right as the cost for the land use right was fully prepaid and no liabilities would be recorded. Land use right is carried at cost less accumulated amortization and impairment losses. Amortization has been provided on a straight-line basis over 44 years, the life of the land use right. The amortization expenses of the land use right were RMB342,RMB1,026 and RMB1,026 for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, the land use right has a remaining useful life of 42 years.

(ac) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(ad) Earnings per share

Basic earnings per ordinary share is computed by dividing net income attributable to ordinary shareholders by weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of non-vested restricted share units (using the treasury stock method).

The loaned shares under the ADS lending agreement are excluded from both the basic and diluted earnings per share calculation unless default of the ADS lending arrangement occurs of which the Group considers the possibility is remote.

(ae) Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) represents interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the “redeemable non-controlling interest” section of the consolidated balance sheet, outside of shareholders’ equity. RNCI are recorded at the greater of (i) the redemption amount if currently redeemable or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. Changes in the RNCI amount are recognized immediately as they occur.

(af) Recently issued accounting pronouncements

New Accounting Pronouncements Recently Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued accounting standards update (“ASU”) 2014-09, Revenue from Contracts with Customers that changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The FASB has also issued a number of updates to this standard. Effective January 1, 2018, the Group adopted the requirements of this ASU using the full retrospective method.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which introduces a new standard related to leases to increase transparency and comparability among organizations by requiring the recognition of right of use assets and lease liabilities on the balance sheet. The Group adopted the new lease standard beginning January 1, 2019 using the modified retrospective transition approach through a cumulative-effect adjustment in the period of adoption rather than retrospectively adjusting prior periods and the package of practical expedients. Adoption of the new standard resulted in a recognition of right of use assets and lease liabilities by RMB462,391 and RMB459,733 as of January 1, 2019, respectively.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which clarifies guidance on the classification and presentation of restricted cash in the statement of cash flows. The Group adopted ASU 2016-18 on January 1, 2018 using the retrospective transition method. According to the ASU, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flow.

New Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates on or after January 1, 2017. The new standard should be applied on a prospective basis. The Company does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the new standard, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The new standard is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), which amends two aspects of the related-party guidance in ASC 810. Specifically, the ASU (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The Company does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to general principles in Income Taxes (Topic 740). It also clarifies and amends existing guidance to improve consistent application. The new standard is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

3. Revenue

For the years ended December 31, 2017, 2018 and 2019, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Product sales	2,257,632	2,516,862	3,422,151

Service
- online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	1,863,446	2,835,206	3,817,450
- one-time online store design and setup services which revenue is recognized at point of time	27,730	40,969	38,591

Total revenue	4,148,808	5,393,037	7,278,192

Contract Liability

The movement of the advances from customers for the years ended December 31, 2018 and 2019 were as follows:

Advances from
Customers
Opening Balance as of January 1, 2018	25,148
Increase/(decrease), net	(6,760)
Ending Balance as of December 31, 2018	18,388
Increase/(decrease), net	6,360
Ending Balance as of December 31, 2019	24,748

Revenue amounted RMB25,148 and RMB18,388 were recognized in the years ended December 31, 2018 and 2019, respectively that were included in the balance of advance from customers at the beginning of each year.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	1,549,398	1,811,622
Allowance for doubtful accounts:
Balance at beginning of the year	(1,658)	(1,767)
Additions	(159)	(9,037)
Write-offs	50	78

Balance at end of the year	(1,767)	(10,726)

Accounts receivable, net	1,547,631	1,800,896

5. Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Products	696,515	973,327
Packing materials and others	77	122

Inventories	696,592	973,449
Inventory write-down:
Balance at beginning of the year	(32,335)	(46,244)
Additions	(38,725)	(76,169)
Write-offs	24,816	45,782

Balance at end of the year	(46,244)	(76,631)

Inventories, net	650,348	896,818

Inventories write-downs of RMB42,313, RMB38,725 and RMB51,975 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, respectively. Inventories write-down of RMB24,194 was recorded in other operating income (expense), net in the consolidated statements of operations for the year ended December 31, 2019 as it related to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Rebate receivable from suppliers	197,178	281,095
Prepaid expenses	31,559	28,992
Interest receivables	3,399	21,829
Deposits (1)	12,155	18,972
Value-added tax (“VAT”) recoverable	26,747	13,283
Employee advances (2)	3,608	2,317
Others	11,503	21,225

Prepayment and other current assets	286,149	387,713
(1)	Deposits represent rental deposits and deposits paid to third-party platforms.
(2)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Electronic devices	130,725	148,407
Vehicle	4,872	3,479
Furniture and office equipment	20,760	39,280
Leasehold improvement	168,899	211,087
Machinery	17,684	14,560
Buildings	198,264	198,263

Total	541,204	615,076

Accumulated depreciation and amortization	(138,464)	(199,428)

Property and equipment, net	402,740	415,648

Depreciation and amortization expenses were RMB37,436,RMB51,669 and RMB75,775 for the years ended December 31, 2017, 2018 and 2019, respectively.

8. Intangible assets, Net

Intangible assets, net, consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Internally developed software	171,801	233,366
Trademark	692	1,070
Supplier relationship	15,620	15,620

Accumulated amortization	(55,720)	(99,015)

Intangible assets, net	132,393	151,041

Amortization expenses for intangible assets were RMB12,837, RMB19,481 and RMB43,295 for the years ended December 31, 2017, 2018 and 2019, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB55,054, RMB47,046, RMB25,727, RMB9,168 and RMB8,016.

9. Investments in equity investees

(a)Investments in equity method investees

The Group holds 51% equity interest and CJ O Shopping holds 49% equity interest of Shanghai Baozun-CJ E-commerce Co., Ltd. ("BCJ"). Prior to October 2019, as significant operational matters require the agreement of CJ O Shopping, the Group accounted for this investment using the equity method. Share of loss in equity method investment of RMB1,265, RMB2,175 and RMB1,099 was recognized for the years ended December 31, 2017, 2018 and period ended October 15, 2019, respectively.

In October 2019, the Group and CJ O Shopping signed an agreement whereby CJ O Shopping waived its participating rights in exchange for a put option that allows CJ O Shopping to sell its 49% equity interest in the BCJ for a consideration of approximately RMB9.2 million in the event that BCJ’s net assets is less than RMB3,000. As such, the Group has obtained control over BCJ and accounted for BCJ as a consolidated subsidiary. The gain as the difference between the carrying amount of its previously held equity interest in BCJ upon consolidation which was RMB8,848 and the acquisition-date fair value was immaterial. The fair value of the put option on the acquisition date was nil based on a valuation performed by the Group. The fair values of acquired assets, assumed liabilities and noncontrolling interests of CJ O Shopping on the acquisition date were RMB41,920, RMB24,536 and RMB8,473, respectively. (Note 13)

In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB1,229 and RMB6,975 was recognized for the years ended December 31, 2018 and 2019, respectively.

In July 2018, the Group entered into a joint venture agreement to establish an E-commerce joint venture with FRAG COMERCIO International SL (“FRAG”), each of which holds 50% equity interest with a total consideration of RMB500. Share of loss in equity method investment of RMB50 and RMB450 was recognized for the years ended December 31, 2018 and 2019.

In June 2019, the Group entered into an agreement with Hangzhou Juxi Technology Co., Ltd. ("Juxi") to acquire 10% equity interest with a total consideration of RMB15,000. As the Group has significant influence over Juxi, it is accounted for under the equity method of accounting. Share of loss in equity method investment of RMB595 was recognized for the year ended December 31, 2019.

In December 2019, the Group entered into an agreement with Jiangsu Shanggao Supply Chain Co., Ltd. ("Shanggao") to acquire 10% equity interest with a total consideration of RMB1,500. As the Group has significant influence over Shanggao, it is accounted for under the equity method to accounting. Share of loss in equity method investment of RMB63 was recognized for the year ended December 31, 2019.

(b)Investments in equity securities without readily determinable fair values

As of December 31, 2018 and 2019, investments in equity securities without readily determinable fair value were RMB9,021 and RMB nil, respectively.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB6,227, RMB9,021, and RMB9,021 for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, The Group's equity investments in four private companies that operate in the online tool and marketplace development and digital marketing solution businesses had been fully impaired due to their deteriorating financial conditions.

10. Short-term and long-term loan

The short-term and long-term loan as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Short- term loan
Short-term bank borrowings	436,200	428,490

Long-term loan
Long-term bank borrowings	68,753	—
Convertible senior notes	—	1,859,896
Total	68,753	1,859,896

Short-term bank borrowings

In 2018 and 2019, the Group entered one-year credit facilities with several Chinese Commercial Banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB1,170,000 and RMB1,133,134 respectively which can only be used to maintain daily operation.

As of December 31, 2018, the Group drawn short-term bank borrowings from the credit facilities in the amount of RMB436,200 with a cash deposit of RMB3,600 pledged at the weighted average interest rate of 4.75% per annum. As of December

31, 2019, the Group drawn short-term bank borrowings from the credit facilities in the amount of RMB178,490 with a cash deposit of RMB7,500 pledged at the weighted average interest rate of 4.52% per annum.

As of December 31, 2018, credit facilities in the amounts of RMB138,847 and RMB18,739 were used to issue the letters of guarantee with an aggregate maximum of RMB167,104, and notes payable with an aggregate maximum of RMB26,770, respectively. As such, RMB579,814 of the credit facilities was available for future borrowing at the end of 2018. The credit facilities will expire during the period from March 2019 to December 2020.

As of December 31, 2019, credit facilities in the amounts of RMB121,069 and RMB150,226 were used to issue the letters of guarantee with an aggregate maximum of RMB151,322 and notes payable with an aggregate maximum of RMB210,693, respectively. As such, RMB690,849 of the credit facilities was available for future borrowing at the end of 2019. The credit facilities will expire during the period from March to December 2020.

In October 2019, the Group entered into a one-year bank loan contract under which the Group can borrow up to RMB700,000 by October 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2019, the Group drawn down RMB250,000 with the deposit pledged of RMB273,740 at an interest rate of 4.24%.

Long-term bank borrowings

In January 2018, the Group entered into a three-year bank loan contract under which the Group can borrow up to US$ 50,000 by December 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2018, the Group has drawn down US$ 10,000 (RMB68,753) with the deposit pledged of US$ 10,100 and the interest rate is based on the three-month Libor on draw-down date plus 1.1%.

Interest expenses related to bank borrowings were RMB4,252, RMB13,058 and RMB21,936 for the years ended December 31, 2017, 2018 and 2019, respectively.

Convertible Senior Notes due 2024

On April 10, 2019, the Company issued US$275 million of Convertible Senior Notes (“the Notes”). The Notes mature on May 1, 2024 and bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, beginning November 1, 2019.

Holders of the Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The Notes can be converted into the Company’s ADSs at an initial conversion rate of 19.2308 of the Company’s ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$52 per ADS). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

The holders may require the Company to repurchase all or portion of the Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The Company did not identify any embedded features that are subject to separate accounting. The conversion option meets the scope exception for derivate accounting as it is indexed to the Company’s own stock and classified in stockholders’ equity. Other embedded features including the mandatory redemption feature and the contingent put option upon fundamental changes are considered clearly and closely related to the debt host therefore no separate accounting is required.

In addition, there is no beneficial conversion feature recognized as the set conversion prices for the Notes are greater than the fair values of the ordinary share price at the date of issuance.

Therefore, the Company accounted for the Notes as a single instrument under long-term loan. Issuance costs related to the Notes is recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and is amortized over the period from April 10, 2019, the date of issuance, to May 1, 2022, the first put date of the Notes, using the effective interest method.

In 2019, proceeds to the Company were RMB1,847,060 (equivalently US$269 million), net of issuance costs of RMB41,530 (equivalently US$6 million).

ADS Lending Arrangement

Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 4,230,776 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0003 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes. As of December 31, 2019, the outstanding number of Loaned ADSs was 4,230,776.

The Loaned ADSs must be returned to the Company by the earliest of (a) the maturity date of the Notes, May 1, 2024, (b) upon the Company’s election to terminate the ADS lending agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company has in writing consented to permit the ADS Borrower to hedge under the ADS lending agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the ADS lending agreement. The Company is not required to make any payment to the initial purchasers or ADS Borrower upon the return of the Loaned ADSs. The ADS Borrowers do not have the choice or option to pay cash in exchange for the return of the Loaned ADSs.

No collateral is required to be posted for the Loaned ADSs. The initial purchasers are required to remit to the Company any dividends paid to the holders of the Loaned ADSs. The ADS Borrowers are not entitled to vote on the Loaned ADS.

In accordance with ASC 470-20, the Company has accounted for the ADS lending agreement initially at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of RMB33,836 (equivalently US$5 million) were recorded on the issuance date with a corresponding increase to additional paid-in-capital. This debt issuance costs have also been amortized from the date of issuance to the put date of Notes, using the effective interest method.

Although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2019, it is not probable that the ADS Borrower or the counterparty to the ADS lending arrangement will default.

Interest expenses related to the Notes were RMB39,380 for the year ended December 31, 2019.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Logistics expenses accruals	102,717	317,282
Advances from customers	18,388	24,748
Outsourced labor cost payable	47,154	63,136
Salary and welfare payable	77,172	90,895
Professional fee accruals	7,461	10,994
Marketing expenses accruals	42,689	26,504
Other tax payable	8,189	5,003
Sales return accrual	3,733	6,898
Loss provision for accidental fire (1)	—	21,275
Others	15,165	14,387

Accrued expenses and other current liabilities	322,668	581,122

(1)	Loss provision for accidental fire represents potential compensation to brand partners for damaged goods owned by them and under the Group's warehousing and fulfillment services, and legal and other expenses relating to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

12. Income tax

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered profits tax regime was introduced. The profits tax rate for the first HK $2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as an “High and New Technology Enterprise,” it is entitled to a preferential income tax rate of 15%. VIE obtained the certificate of “High and New Technology Enterprise” in 2017 and the provision for PRC corporate income tax for VIE is calculated by applying the income tax rate of 15% for the year ended December 31, 2017, 2018 and 2019. A subsidiary obtained the certificate of “High and New Technology Enterprise” in 2018 and the provision for PRC corporate income tax for the subsidiary is calculated by applying the income tax rate of 15% for the year ended December 31, 2018 and 2019.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax	57,642	87,897	87,930
Deferred tax	(3,391)	(22,944)	(16,786)

Income tax expense	54,251	64,953	71,144

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible share-based compensation	5.50%	5.65%	5.40%
Effect on tax rates in different tax jurisdiction	(1.91)%	(1.62)%	(0.77)%
Effect of preferential tax rate on assessable profits/losses of subsidiary incorporated in the PRC	(2.24)%	2.72%	(1.29)%
Tax incentives relating to research and development expenditure	(5.16)%	(12.45)%	(12.22)%
Other non-deductible expenses	0.09%	0.05%	1.37%
Changes in valuation allowance	(0.78)%	—%	2.94%

Effective income tax rate	20.50%	19.35%	20.43%

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Logistics expenses accruals	540	1,462
Inventory write-down	10,904	18,279
Allowance for other investments	1,557	2,563
Promotion expenses accruals	253	81
Salary and welfare payable	3,678	2,325
Professional fee accruals	1,289	1,774
Marketing expenses accruals	815	1,560
Allowance for doubtful accounts	379	2,621
Provision for compensation	—	5,319
Other accruals	2,108	1,201
Net operating loss carry forward	22,872	33,839

Less: valuation allowance	(6,314)	(16,547)

Deferred tax assets, net	38,081	54,477

Deferred tax liabilities:
Identifiable intangible assets	(3,319)	(2,929)

Deferred tax liabilities	(3,319)	(2,929)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2018 and 2019, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB145,766 and RMB217,264 as of December 31, 2018 and 2019, respectively, for the Group’s certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2018	2019
	RMB	RMB
Balance as of January 1	6,325	6,314
Addition	—	10,233
Reversal	(11)	—

Balance as of December 31	6,314	16,547

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%. The Group is not subject to any other uncertain tax position.

As of December 31, 2018 and 2019, retained earnings of Company’s subsidiaries and VIE located in PRC were RMB508,746 and RMB755,854, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a consolidated VIE. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax free and the enterprise expects that it will ultimately use that means. The Group completed its feasibility analysis on a method, which the Group will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Group does not accrue deferred tax liabilities on the earnings of the VIE given that the Group will ultimately use the means.

13. Redeemable non-controlling interests

In October 2019, the Group obtained control over BCJ through an agreement with CJ O Shopping whereby CJ O Shopping waived its participating rights in exchange for a put option. The put option allows CJ O Shopping to sell its 49% equity interest in BCJ to the Group for a consideration of approximately RMB9.2 million in the event that BCJ’s net assets is less than RMB3,000. As the redemption of the non-controlling interests by CJ O Shopping is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group's consolidated balance sheets. The put option has nil value due to the remote possibility of occurrence of the redemption event. It is not subject to separate accounting and recognized as part of the redeemable non-controlling interests. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted to the maximum redemption amount according to the agreement with CJ O Shopping. (Note 9)

2019
RMB

Balance as of January 1	—
RNCI recognized on business acquisitions	8,473
RNCI share of earnings	781

Balance as of December 31	9,254

14. Ordinary Shares

For the years ended December 31, 2017, 2018 and 2019, 6,713,415, 6,423,214 and 2,978,728 share options and restricted share units were exercised and vested to Class A ordinary shares.

15. Net income per share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income	209,130	269,771	281,891
Net (income) loss attributable to non-controlling interests	(264)	(59)	187
Net income attributable to redeemable non-controlling interests	—	—	(781)
Net income attributable to ordinary shareholders of Baozun Inc.	208,866	269,712	281,297

Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	1.29	1.59	1.62
Diluted	1.19	1.50	1.57

Net income per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	3.87	4.76	4.85
Diluted	3.56	4.51	4.72

Shares (Denominator):
Weighted average number of ordinary shares
Basic	162,113,815	169,884,906	173,937,013
Diluted	176,115,049	179,327,029	178,932,010

As of December 31, 2017, 2018 and 2019, the Group had 542,953, 471,648 and 465,000 outstanding share options and restricted shares respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

16. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Parent company of Alibaba, one of the Group’s ordinary shareholders

Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

AJ (Hangzhou) Network Technology Company Limited (“AJ”)	Subsidiary of Alibaba, one of the Group’s ordinary shareholders

Shanghai Baozun-CJ E-commerce Co., Ltd. ("BCJ")	Equity method investee of the Group

Beijing Pengtai Baozun E-commerce Co., Ltd. ("Pengtai")	Equity method investee of the Group

Shanghai Misako E-commerce Limited ("Misako")	Equity method investee of the Group

Hangzhou Juxi Technoloty Co., Ltd. ("Juxi")	Equity method investee of the Group

(a)The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Marketing and platform service fees paid to Alibaba Group	351,482	518,299	655,614
Logistic service fees paid to Alibaba Group	13,052	79,182	92,887
Warehousing service revenue generated from Alibaba Group	5,105	23,698	21,539
Store operation service revenue generated from Ahead	117	10	4
Commission fee paid to Ahead	1,591	666	298
Store operation service revenue generated from AJ	—	—	29
Commission fee paid to AJ	—	—	245
Logistic service revenue from BCJ	—	3,157	2,700
Purchase of goods from Pengtai	—	13,994	—
IT service revenue generated from Pengtai	—	—	4,053
Store operation service revenue generated from Misako	—	68	1,239
Outsourcing labor cost paid to Juxi	—	—	7,326

(b)The Group had the following balances with its related parties:

	As of December 31,
	2018	2019
	RMB	RMB
Amounts due from Alibaba Group	19,571	17,218
Amounts due from Ahead	11,058	—
Amounts due from BCJ	1,573	—
Amounts due from Misako	68	1,273
Amounts due from Pengtai	—	832
Amounts due to Pengtai	13,994	—
Amounts due to AJ	—	887
Amounts due to Juxi	—	5,909

Amounts due from Alibaba Group consisted of receivables of RMB19,571 and RMB17,218 to be collected from Alibaba Group for deposits paid to Alibaba and warehousing services provided by the Group as of December 31, 2018 and 2019, respectively.

Amounts due from Ahead consisted of receivables from Ahead for amounts collected by Ahead on behalf of the Group. The Group entered into agency agreements with Ahead, under which Ahead is designated by the Group to collect payment for its service to certain brand partners. In connection with the agency agreements, amounts to be collected by Ahead on behalf of the Group as of December 31, 2018 and 2019 were RMB11,058 and RMB nil, respectively.

Amounts due from BCJ consisted of receivables of RMB1,573 to be collected from BCJ for daily operation payment on behalf of BCJ and logistic services provided by the Group as of December 31, 2018. Since October 2019, BCJ has been accounted for as a consolidated subsidiary of the Group (note 13).

Amounts due from Misako consisted of receivables of RMB68 and RMB1,273 to be collected from Misako for store operation services provided by the Group as of December 31, 2018 and 2019, respectively.

Amounts due from Pentai consisted of receivables of RMB832 for IT services provided by the Group as of December 31, 2019. Amounts due to Pentai consisted of payables of RMB13,994 for products purchased by the Group as of December 31, 2018.

Amounts due to AJ consisted of payables of RMB887 for commission fee which should be paid to Ahead and AJ by the Group as of December 31, 2019. Since August 2019, all transactions and balances with Ahead have been transferred to AJ according to the updated agreement.

Amounts due to Juxi consisted of payables of RMB5,909 for outsourcing labor cost provided to the Group as of December 31, 2019.

17. Commitments

Other Commitment

The Group entered into license agreements with a brand partner to obtain the right and obligation to distribute, sell, advertise and promote specific products of the brand. The future aggregate minimum payments under the license agreement are as follows:

Year ended
December 31, 2019
RMB
2020	55,835
2021	56,235
2022	82,069
2023	120,823
2024 and after	197,372

Total other commitment	512,334

18. Share-Based Compensation

Share incentive plan

On January 28, 2010, Shanghai Baozun’s board of directors approved the Share Incentive Plan of Shanghai Baozun (the "Shanghai Baozun Plan"). In conjunction with the Redomiciliation in 2014, the Group adopted the 2014 Share Incentive Plan ("2014 Plan") to replace Shanghai Baozun Plan. The board of directors have authorized issuance of up to 20,331,467 shares. The awards granted and outstanding under the Shanghai Baozun Plan will survive and remain effective and binding under the 2014 Plan.

On May 5, 2015, the Board of Directors of the Company approved 2015 Share Incentive Plan (“2015 Plan”) with issuance of up to 4,400,000 shares initially. In July 2016, the Group made amendment to the 2015 plan that if on December 31 of each year beginning in 2016, the unissued shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding shares. The shares that may be issued pursuant to the awards under the 2015 Plan are Class A ordinary shares. The term of the option under 2014 Plan and 2015 Plan shall not exceed ten years from the date of grant.

On March 3, 2016, the exercise price of 2,098,111 outstanding options, previously granted from February 6, 2015 to August 14, 2015, held by 38 employees were reduced from US$ 2.87 and US$ 1.5 to US$ 1.5 and US$ 0.0001, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. The total incremental cost associated with the modification was RMB3,432, of which RMB956 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of RMB2,476 will be recognized over a weighted-average period of 2.89 years.

On February 23, 2017, the exercise price of 1,306,743 outstanding options, previously granted on February 6, 2015, held by 6 employees were reduced from US$ 1.5 to US$0.0001, with other terms unchanged. In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. The total incremental cost associated with the modification was RMB12,347, of which RMB6,321 was recognized immediately for the options vested prior to the date of the modification and the remaining share-based compensation charges of RMB6,026 were recognized over a weighted-average period of 1.95 years.

No more share option was granted during the years ended December 31, 2017, 2018 and 2019.

Share options

A summary of option activity during the year ended December 31, 2019 is presented below:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
		RMB		RMB
Outstanding, as of January 1, 2019	3,020,550	1.0	5.6	199,056

Granted	—
Forfeited	(2,804)
Expired	—
Exercised	(770,559)

Outstanding, as of December 31, 2019	2,247,187	0.6	4.7	171,306

Vested and expected to vest as of December 31, 2019	2,247,187	0.6	4.7	171,306
Exercisable as of December 31, 2019	2,247,187	0.6	4.7	171,306

The aggregate intrinsic values of options exercised during the years ended December 31, 2017, 2018 and 2019 were 269,696, 476,741 and 75,373, respectively. All the options have been vested as of December 31, 2019.

Restricted share units

Under the 2015 Plan, the Group granted 1,124,109 restricted share units to certain employees and senior management in 2019 and vest over 1 to 4 years. A summary of the restricted share units activities under the 2015 Plan during the year ended December 31, 2019 is presented below:

	Number of
	restricted share	Weighted-Average
	units	Grant-Date Fair Value
		RMB
Outstanding, as of December 31, 2018	4,471,816	40.09

Granted	1,124,109	87.08
Vested	(2,208,169)	36.98
Forfeited	(867,201)	41.01

Outstanding and unvested, as of December 31, 2019	2,520,555	61.05

As of December 31, 2019, there was RMB115,041 in unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.58 years.

The Group recorded compensation expenses of RMB58,231, RMB75,862 and RMB75,183 for both share options and restricted share units for the years ended December 31, 2017, 2018 and 2019, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Fulfillment	2,904	5,831	9,839
Sales and marketing	20,363	28,346	22,209
Technology and content	13,822	13,445	9,817
General and administrative	21,142	28,240	33,318

	58,231	75,862	75,183

19. Employee Benefit Plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB92,138, RMB156,154 and RMB207,056 for the years ended December 31, 2017, 2018 and 2019, respectively, for such benefits.

20. Restricted Net Assets

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The Company’s subsidiaries and VIE, in accordance with the China Company Laws, must make appropriation from its after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus find is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group’s PRC entities were RMB8,656, RMB18,183 and RMB35,075 for the years ended December 31, 2017, 2018 and 2019. The accumulated reserves as of December 31, 2017, 2018 and 2019 were RMB15,025, RMB33,208 and RMB68,283 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2019, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB1,302,336.

21. Subsequent Event

Potential impact of coronavirus (“COVID-19”)

From late January 2020, the COVID-19 was rapidly evolving in China and globally. Since then, the business and transportation disruptions in China have caused adverse impacts to the Group’s operations. Temporary closure of offices, travel restrictions or suspension of business operations of the Group's brand partners and customers have negatively affected the demand for its services and the goods sold in the stores or the platform it operates. The Group’s results of operation and consolidated financial position of 2020 will be adversely affected to a certain extent, which will depend on the future developments of the outbreak, including new development concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
			Note 3
ASSETS
Current assets:
Cash and cash equivalents	67,513	26,298	3,777
Prepayments and other current assets	1,047	1,221	175
Amounts due from subsidiaries and VIE	1,069,402	1,608,095	230,989
Total current assets	1,137,962	1,635,614	234,941

Investments in subsidiaries and VIE	1,040,658	2,796,652	401,714
TOTAL ASSETS	2,178,620	4,432,266	636,655
LIABILITIES
Current liabilities:
Other current liabilities	1,077	3,639	523
Total current liabilities	1,077	3,639	523

Non-current liabilities:
Long-term loan	—	1,859,896	267,157
Total non-current liabilities	—	1,859,896	267,157
TOTAL LIABILITIES	1,077	1,863,535	267,680

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 159,247,873 and 174,918,929 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	98	107	16
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	8	8	1
Additional paid-in capital	1,903,503	2,014,227	289,326
Retained earnings	244,712	526,009	75,555
Accumulated other comprehensive income	29,222	28,380	4,077
Total shareholders’ equity	2,177,543	2,568,731	368,975
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,178,620	4,432,266	636,655

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 3
Operating expenses:
General and administrative	(6,075)	(8,422)	(6,863)	(986)
Other operating income	2,492	2,837	3,207	461
Total operating expenses	(3,583)	(5,585)	(3,656)	(525)
Loss from operations	(3,583)	(5,585)	(3,656)	(525)
Interest income	7,187	3,072	9,454	1,358
Interest expense	—	—	(39,380)	(5,656)
Impairment loss of investments	—	(7,497)	—	—
Exchange gain (loss)	47	(113)	(129)	(19)
Equity in income of subsidiaries and VIE	205,215	279,835	315,008	45,248
Net income	208,866	269,712	281,297	40,406

Foreign currency translation adjustment	(34,353)	19,227	(842)	(121)
Comprehensive income	174,513	288,939	280,455	40,285

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				Note 3
Cash flows from operating activities:
Net income	208,866	269,712	281,297	40,406
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Impairment loss of investments	—	7,497	—	—
Exchange (gain) loss	(47)	113	129	19
Amortization of issuance cost of convertible senior notes	—	—	16,563	2,379
Equity in income of subsidiaries and VIE	(205,215)	(279,835)	(315,008)	(45,248)
Changes in other current liabilities	3,580	(5,274)	2,562	367
Net cash provided by (used in) operating activities	7,184	(7,787)	(14,457)	(2,077)

Cash flows from investing activities:
Advances to subsidiaries and VIE	(79,916)	(209,724)	(538,693)	(77,378)
Investments in subsidiaries	(41,853)	(54,518)	(1,365,803)	(196,185)
Net cash used in investing activities	(121,769)	(264,242)	(1,904,496)	(273,563)

Cash flows from financing activities:

Proceeds from exercises of share options	4,270	3,718	1,705	245
Proceeds from issuance of convertible senior notes, net of issuance cost	—	—	1,847,802	265,420
Proceeds from ADS lending	—	—	9	1
Net cash provided by financing activities	4,270	3,718	1,849,516	265,666

Net decrease in cash and cash equivalents	(110,315)	(268,311)	(69,437)	(9,974)
Cash and cash equivalents, beginning of year	460,670	313,138	67,513	9,698
Effect of exchange rate changes on cash and cash equivalents	(37,217)	22,686	28,222	4,053
Cash and cash equivalents, end of year	313,138	67,513	26,298	3,777

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3)	Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.
4)	As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.