Form 20-F
period 2020-12-31
Baozun Inc.
filed 2021-04-12
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Arthur Yu, Chief Financial Officer

Building B, No. 1268 Wanrong Road

Shanghai 200436

The People’s Republic of China

Telephone: +86 21 8026-6000

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing three Class A Ordinary Shares, par value US$0.0001 per share	BZUN	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Class A Ordinary Shares, par value US$0.0001 per share	9991	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 233,805,853 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of 220,505,115 Class A ordinary shares and 13,300,738 Class B ordinary shares.

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

☐ Yes ☐ No

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;
●	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands exempted company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity;
●	“brand e-commerce” are to business-to-consumer (B2C) e-commerce conducted through official brand stores, official marketplace stores, or official stores on other channels;
●	“brand partners” are to companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;
●	“Distribution GMV” are to the GMV under the distribution business model;
●	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;
●	"HK$" or "Hong Kong dollars" or "HK dollars" are to Hong Kong dollars, the lawful currency of Hong Kong;
●	"Hong Kong" or "HK" or "Hong Kong S.A.R." are to the Hong Kong Special Administrative Region of the PRC;
●	"Hong Kong Listing Rules" are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	"Hong Kong Share Registrar" are to Computershare Hong Kong Investor Services Limited;
●	"Hong Kong Stock Exchange" are to The Stock Exchange of Hong Kong Limited;
●	“Non-distribution GMV” are to the GMV under the service fee business model and the consignment business model;
●	“O2O” are to online-to-offline and offline-to-online commerce;
●	“official brand stores” are to brands’ official online stores;
●	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share; and
●	“US$”, “U.S. dollars” or “dollars” are to the legal currency of the United States.

Solely for the convenience of the reader, certain RMB amounts and Hong Kong dollar amount have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB and Hong Kong dollars were made at a rate of RMB6.5250 to US$1.00 and HK$7.7534 to US$1.00, the respective exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. As of April 2, 2021, the exchange rate for one U.S. dollar was RMB 6.5646 and HK$7.7759, respectively. We make no representation that the RMB, Hong Kong dollar or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, including those statements contained under the captions “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “could,” “would,” “plans,” “intends,” “believes,” “expects,” “projects,” “estimates” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Baozun (including its subsidiaries and variable interest entity) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with The Nasdaq Global Select Market or the Hong Kong Stock Exchange or other stock exchanges.

You should not rely upon forward-looking statements as predictors of future events. Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than expected by us or indicated by such statements. Such risks and uncertainties include in particular (but are not limited to) the risks and uncertainties related to the following: The online retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs and Class A ordinary shares. In addition, the rapidly changing nature of the online retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See also the information under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The selected consolidated financial data presented below as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been prepared in accordance with U.S. GAAP. Our selected consolidated statements of operations data for the three years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this document. Our selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, and selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this document. The historical results are not necessarily indicative of results to be expected in any future period.

Selected Consolidated	For the year ended December 31,
Statements of	2016	2017	2018	2019	2020
Operations Data	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	2,176,447	2,257,632	2,516,862	3,422,151	3,906,611	598,714
Services	1,213,828	1,891,176	2,876,175	3,856,041	4,944,952	757,847
Total net revenues	3,390,275	4,148,808	5,393,037	7,278,192	8,851,563	1,356,561
Operating expenses(1)
Cost of products	(1,921,856)	(1,917,467)	(2,034,852)	(2,774,342)	(3,326,243)	(509,769)
Fulfillment	(540,857)	(818,173)	(1,262,302)	(1,678,191)	(2,259,176)	(346,234)
Sales and marketing(2)	(658,819)	(910,843)	(1,338,970)	(1,815,642)	(2,130,667)	(326,539)
Technology and content	(95,638)	(140,689)	(268,973)	(392,951)	(409,870)	(62,815)
General and administrative	(88,274)	(116,554)	(154,845)	(215,660)	(224,045)	(34,336)
Other operating income (expense), net	5,235	11,250	22,678	(17,753)	57,115	8,753
Total operating expenses	(3,300,209)	(3,892,476)	(5,037,264)	(6,894,539)	(8,292,886)	(1,270,940)
Income from operations	90,066	256,332	355,773	383,653	558,677	85,621
Other income (expenses)
Interest income	11,869	13,350	8,017	42,614	41,373	6,341
Interest expense	—	(4,252)	(13,058)	(61,316)	(66,124)	(10,134)
Gain on disposal of investments	—	5,464	—	—	—	—
Impairment loss of investments	—	(6,227)	(9,021)	(9,021)	(10,800)	(1,655)
Exchange gain (loss)	320	(21)	(5,991)	(7,663)	25,725	3,943
Income before income tax and share of income in equity method investment	102,255	264,646	335,720	348,267	548,851	84,116
Income tax expense(3)	(16,831)	(54,251)	(64,953)	(71,144)	(127,787)	(19,584)
Share of income (loss) in equity method investment	—	(1,265)	(996)	4,768	5,470	838
Net income	85,424	209,130	269,771	281,891	426,534	65,370

Selected Consolidated	For the year ended December 31,
Statements of	2016	2017	2018	2019	2020
Operations Data	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share and per ADS data and number of shares)
Net (income) loss attributable to noncontrolling interests	1,209	(264)	(59)	187	(796)	(122)
Net (income) loss attributable to redeemable noncontrolling interest	—	—	—	(781)	254	39
Net income attributable to ordinary shareholders of Baozun Inc.	86,633	208,866	269,712	281,297	425,992	65,287
Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	0.58	1.29	1.59	1.62	2.27	0.35

Selected Consolidated	For the year ended December 31,
Statements of	2016	2017	2018	2019	2020
Operations Data	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share and per ADS data and number of shares)
Diluted	0.53	1.19	1.50	1.57	2.23	0.34
Net income per ADS attributable to ordinary shareholders of Baozun Inc.(4)
Basic	1.74	3.87	4.76	4.85	6.82	1.05
Diluted	1.59	3.56	4.51	4.72	6.69	1.03
Weighted average shares used in calculating net income per ordinary share
Basic	149,935,100	162,113,815	169,884,906	173,937,013	187,322,781	187,322,781
Diluted	163,926,674	176,115,049	179,327,029	178,932,010	190,988,171	190,988,171
Non-GAAP Financial Measures(5):
Non-GAAP income from operations	124,251	315,345	433,199	460,400	668,681	102,480
Non-GAAP net income	119,609	267,947	346,805	358,246	536,146	82,169
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	120,818	267,395	346,170	357,076	535,028	81,997
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.42	4.95	6.11	6.16	8.57	1.31
Diluted	2.21	4.55	5.79	5.99	8.40	1.29
(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Fulfillment	(1,755)	(2,904)	(5,831)	(9,839)	8,497	1,302
Sales and marketing	(13,370)	(20,363)	(28,346)	(22,209)	38,631	5,921
Technology and content	(7,875)	(13,822)	(13,445)	(9,817)	16,711	2,561
General and administrative	(11,185)	(21,142)	(28,240)	(33,318)	44,601	6,835
	(34,185)	(58,231)	(75,862)	(75,183)	108,440	16,619

(2)	Including amortization of intangible assets resulting from business acquisition, which amounted to nil for the year ended December 31, 2016, RMB0.8 million for the year ended December 31, 2017, and RMB1.6 million for the years ended December 31, 2018, 2019 and 2020, respectively.
(3)	Including income tax benefits of nil for the year ended December 31, 2016, RMB0.2 million for the year ended December 31, 2017, and RMB0.4 million for the years ended December 31, 2018, 2019 and 2020, respectively, related to the reversal of deferred tax liabilities, which was recognized on business acquisition.
(4)	Each ADS represents three Class A ordinary shares.
(5)	See “—Non-GAAP Financial Measures.”

Selected Consolidated	As of December 31,
Balance Sheet Data	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Consolidated Balance Sheet Information
Cash and cash equivalents	917,319	244,809	457,340	1,144,451	3,579,665	548,608
Restricted cash	50,832	48,848	125,515	382,359	151,354	23,196
Accounts receivable, net(1)	627,829	1,085,669	1,547,631	1,800,896	2,188,977	335,475
Inventories, net(1)	309,317	382,028	650,348	896,818	1,026,038	157,247
Total assets(1)	2,371,277	2,978,969	4,015,824	7,096,600	10,474,691	1,605,317

Accounts payable	526,461	583,532	886,340	877,093	421,562	64,607
Short-term loan	—	172,000	436,200	428,490	—	—
Total liabilities(1)	799,265	1,152,532	1,820,808	4,496,829	4,332,088	663,922
Baozun Inc. shareholder’s equity	1,572,012	1,809,023	2,177,543	2,568,731	6,111,021	936,555
Total liabilities, redeemable non-controlling interests and equity(1)	2,371,277	2,978,969	4,015,824	7,096,600	10,474,691	1,605,317
(1)	Certain reclassifications in accounts receivable, inventories, prepayments and other current assets and accrued expenses and other current liabilities were retrospectively adjusted as a result of the adoption of a new revenue accounting standard effective on January 1, 2018.

The following table sets forth the following operating data for each period indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
Number of brand partners as of the period end(1)	133	152	185	231	266
Number of GMV brand partners as of the period end(2)	122	146	178	222	258
Total GMV(3) (RMB in millions)	11,264.8	19,112.2	29,426.0	44,410.3	55,687.4
Distribution GMV(4)	2,534.1	2,620.2	2,902.0	3,849.5	4,334.6
Non-distribution GMV(5)	8,730.7	16,492.0	26,524.0	40,560.8	51,352.8
Average GMV per GMV brand partner(6) (RMB in millions)	102	142	182	222	232
(1)	Brand partners are defined as companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names.
(2)	GMV brand partners are brand partners that contributed to our GMV during the period.
(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits at such stores and which have been settled offline. Our calculation of GMV includes value added tax but excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

(4)	Distribution GMV refers to the GMV under the distribution business model.
(5)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(6)	Average GMV per GMV brand partner is calculated by dividing GMV (excluding Maikefeng) by the average number of GMV brand partners as of the beginning and end of the respective periods.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income from operations is income from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income is net income excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is net income attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income from operations, net income, net income attributable to ordinary shareholders of Baozun Inc., net income attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures in 2016, 2017, 2018, 2019 and 2020 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Income from operations	90,066	256,332	355,773	383,653	558,677	85,621
Add: Share-based compensation expenses	34,185	58,231	75,862	75,183	108,440	16,619
Amortization of intangible assets resulting from business acquisition	—	782	1,564	1,564	1,564	240
Non-GAAP income from operations	124,251	315,345	433,199	460,400	668,681	102,480

Net income	85,424	209,130	269,771	281,891	426,534	65,370
Add: Share-based compensation expenses	34,185	58,231	75,862	75,183	108,440	16,619
Amortization of intangible assets resulting from business acquisition	—	782	1,564	1,564	1,564	240
Less: Tax effect of amortization of intangible assets resulting from business acquisition	—	(196)	(392)	(392)	(392)	(60)
Non-GAAP net income	119,609	267,947	346,805	358,246	536,146	82,169

Net income attributable to ordinary shareholders of Baozun Inc.	86,633	208,866	269,712	281,297	425,992	65,287
Add: Share-based compensation expenses	34,185	58,231	75,862	75,183	108,440	16,619
Amortization of intangible assets resulting from business acquisition	—	398	796	796	796	122
Less: Tax effect of amortization of intangible assets resulting from business acquisition	—	(100)	(200)	(200)	(200)	(31)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	120,818	267,395	346,170	357,076	535,028	81,997

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.42	4.95	6.11	6.16	8.57	1.31
Diluted	2.21	4.55	5.79	5.99	8.40	1.29

Weighted average shares used in calculating net income
Basic	149,935,100	162,113,815	169,884,906	173,937,013	187,322,781	187,322,781
Diluted	163,926,674	176,115,049	179,327,029	178,932,010	190,988,171	190,988,171

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

We wish to caution the readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the United States Securities and Exchange Commission, or the SEC, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. In particular, as we are a non-U.S. company, there are risks associated with investing in ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our ADSs and/or Class A ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business

If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

Continued demand from our existing and potential future brand partners to use our services and solutions depends on whether e-commerce will continue to be widely accepted. Our future results of operations will depend on numerous factors affecting the development of the e-commerce industry in China, which may be beyond our control. These factors include:

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

Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business.

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and other customers and optimize our brand partner base will be successful . If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their online sales due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

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

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2020, net revenues related to our top 10 brand partners as ranked by net revenues in the aggregate comprised approximately 58.8% of our total net revenues. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 18.7% and 15.5% of our total net revenues, respectively, in 2020. Total GMV related to our top 10 brand partners as ranked by GMV in the aggregate comprised approximately 64.6% of our total GMV in 2020. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2020) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. Such provision has restricted and may continue to restrict the development and expansion of our business with some of our brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other and may be subject to similar non-compete restrictions requested from other existing brand partners or future brand partners. We cannot assure you that we will not be found to be in breach of such non-compete provisions with our existing or future brand partners if any of our brand partners brings claims against us for breach of such provisions. If any such claim is brought against us and we are found to be in breach of any non-compete provision, we may be subject to potential liabilities and penalties for breach of contracts, including liquidated damages and forfeiture of sales bonuses, and our brand partners may decide to terminate their contracts with us, which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.

We generate a substantial majority of our revenues from the solutions we provide on e-commerce channels, including marketplaces, social media and other emerging e-commerce channels. These e-commerce channels have no obligation to do business with us or to allow us to have access to their channels in the long term. If we fail to maintain our relationships with these channels, they may decide at any time and for any reason to significantly curtail or inhibit our ability to integrate our solutions with their channels. We have annual platform service agreements with major online marketplaces, which may not be renewed in the future.

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

A substantial majority of our GMV is derived from merchandise sold or services rendered on Tmall. In 2020, our GMV derived from merchandise sold or services rendered on Tmall comprised approximately 74.5% of our total GMV. If e-commerce channels such as Tmall are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may cease to sell their products on these channels. As our results of operations rely on the solutions we provide on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, which would adversely affect our business and results of operations.

Under the consignment model and service fee model, a variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.

A negotiated portion of the revenues we generate from certain brand partners under the consignment model and service fee model is variable based on GMV generated through such partners’ online stores that we operate. If that GMV were to decline, does not grow as expected, or if our partners demand pricing terms that do not provide for variability based on the value of purchases transacted and settled on the stores operated by us, our revenue, profitability and business prospects may be adversely affected.

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

We face intense competition in the market for brand e-commerce solutions and services, and we expect competition to continue to intensify in the future. For instance, our contracts with our brand partners are generally not on an exclusive basis and we generally do not have contractual rights to exclusively sell the products of our brand partners under the distribution model. As a result, we may face competitions with other brand e-commerce service providers that our brand partners work with. Increased competition may result in reduced pricing or service scope for our services and solutions or a decrease in our market share, any of which could negatively affect our ability to retain existing brand partners and attract new brand partners, our future financial and operating results, and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales or to sell our services and solutions at lower prices or at reduced profitability, including:

●	Potential brand partners may choose to use or develop applications or build e-commerce teams or infrastructures in-house, rather than pay for our solutions and services;
●	The e-commerce channels themselves, which typically offer, often free, software tools that allow brand partners to connect to the e-commerce channels, may decide to compete more vigorously with us;
●	Competitors may adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in brand partners’ requirements, and/or devote greater resources to the promotion and sales of their products and services than we can;
●	Current and potential competitors may offer software or services that addresses one or more online channel management and logistics functions at a lower price point or with greater depth than our solutions and may be able to devote greater resources to those solutions than we can; and
●	Software vendors could bundle channel management solutions with other solutions or offer such products at a lower price as part of a larger product sale.

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

E-commerce channels could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses or unlawful access to e-commerce channels. Any material channel downtime or disruption could prevent us from providing services to our brand partners and reduce sales in stores operated by us. If one or more of the e-commerce channels we operate on experience downtime or disruption, the adverse effects of such downtime and disruption could be significant to our operations as a whole.

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

We also rely on technologies that we license from third parties, such as Microsoft, Adobe and certain management information systems. These licenses may not continue to be available to us on commercially reasonable terms or at all in the future. As a result, we may be required to obtain substitute technologies. There is no assurance that we will be able to obtain such substitute technologies on commercially reasonable terms, or at all, which could negatively affect the functionality of our technology platform and our business operations.

We have experienced rapid growth in recent years, and failure to manage our growth and maintain profitability could harm our business and prospects.

We have experienced rapid growth in recent years. Our total net revenues increased from RMB2,598.4 million in 2015 to RMB8,851.6 million (US$1, 356.6 million) in 2020, representing a compound annual growth rate of 27.8%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

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

Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business. In particular, the COVID-19 pandemic had and may continue to have a negative impact on our business, results of operations and financial condition.

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

In recent years, there have been outbreaks of health epidemics in various countries in China and globally, including the outbreak of COVID-19. In March 2020, the World Health Organization declared the COVID-19 a pandemic. For instance, the COVID-19 pandemic has resulted in quarantines, travel restrictions, and temporary closure of stores and facilities in China and globally for the past few months. The COVID-19 pandemic slowed down our growth pace primarily in the first quarter of 2020 and caused us to incur incremental costs, such as additional fulfillment expenses and general and administrative expenses, which resulted in a decrease in our income from operations and net income in the first quarter of 2020. To the extent that the COVID-19 pandemic continues to cause harm, or any other epidemic or pandemic causes harm, to the Chinese or global economy, our results of operations will likely be further adversely and materially affected. We cannot assure you that, for the year ending December 31, 2021 or any future period, we will be able to achieve the same level of net income that we previously achieved. For the COVID-19’s impact on our financial results, please see “Item 5. Operating and Financial Review and Prospects.” The trading price of our ADSs and/or Class A ordinary shares may also be adversely affected. Any potential impact on our financial results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or affect its impact, which are highly uncertain and unpredictable. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of business operations of our brand partners and other customers have negatively affected, and could continue to negatively affect, the demand for our services and the goods sold in the stores or the platform operated by us;
●	our brand partners may encounter supply chain disruptions, which could significantly reduce supply of goods;
●	our brand partners may require additional time to pay us or fail to pay us at all, which could significantly increase the amount and turnover days of our accounts receivable and require us to record additional allowances for doubtful accounts;
●	our consumers may decrease their level of spending on the products we or our brand partners sold, which could significantly increase our inventory amount and turnover days;
●	the acquisition of new brand partners and ramp up of operations for newly-added brand partners may be negatively impacted, which could significantly reduce revenues contribution from new brand partners;
●	any disruption of our logistics providers could adversely impact our business and results of operations, including materially delay delivery to consumers, which may also lead to loss of consumers, as well as reputational, competitive and business harm to us;
●	any precautionary measures intended to minimize the risks of COVID-19 to our employees and business partners, including temporarily requiring our employees to work remotely, canceling or postponing industry events and business travel, could compromise our efficiency and productivity during such periods and incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations.

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

We have granted and may continue to grant options, restricted share units and other types of awards under our Share Incentive Plans, which may result in increases in share-based compensation expenses and negatively affect our results of operations.

We have adopted the 2014 Share Incentive Plan and the 2015 Share Incentive Plan, or collectively, the Share Incentive Plans, to provide additional incentives to employees, directors and consultants. We have granted and may continue to grant options, restricted share units and other types of awards under our Share Incentive Plans. The maximum number of shares which may be issued pursuant to all awards under the 2014 Share Incentive Plan is 20,331,467. As of December 31, 2020, the number of shares which may be issued pursuant to all outstanding options under the 2014 Share Incentive Plan is 2,004,465. The maximum number of shares which may be issued pursuant to all awards under the 2015 Share Incentive Plan, after giving effect to the ever-green provision, is 3,507,087. As of December 31, 2020, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Share Incentive Plan is 3,334,932. For the years ended December 31, 2018, 2019 and 2020, we recorded an aggregate of RMB75.9 million, RMB75.2 million and RMB108.4 million (US$16.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We had negative operating cash flows in the years ended December 31, 2017 and 2018, and may have negative operating cash flows in the future.

We had negative operating cash flows for the years ended December 31, 2017 and 2018 primarily due to (i) increases in inventories and prepayments for goods driven by growing sales as we expanded our distribution model and (ii) increases in accounts receivables caused by rapid growth of our consignment and service fee models, which led to increases in our working capital. Although we have implemented plans to improve our operating cash flows, we cannot assure you that we will not have negative operating cash flows in the future, which may negatively affect our liquidity.

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

We have invested and will continue to expend financial resources to strengthen our technology and innovation capabilities and upgrade our technology platform, in order to serve a wider variety of brand partners and other customers with a broader array of services. For example, we have a technology and innovation center, which focuses on enhancing our IT capabilities and helps us shape the market by developing new systems such as cloud-based operating platforms and big data analysis tools for brand e-commerce, implementing artificial intelligence in brand e-commerce, and upgrading the current technology systems. In addition, we developed our retail operation support system, or ROSS, which encompasses a series of modules enabling efficient product management, store content management, store event management and customer analysis to facilitate automation and digitalization to enhance efficiency of online store operations. We expect that we will continue to invest in these and other initiatives as our business develops. However, investments in technology and innovation initiatives are inherently uncertain, and we may encounter practical difficulties in deploying or commercializing our technology and innovations. As a result, we may not be able to recover the expenditures associated with these investments, and any recovery of such expenses may take longer than expected.

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

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases during particular promotional activities, such as Singles Day (an online sales promotions event that falls on or around November 11 each year) promotion and the impact of seasonal buying patterns within certain categories such as apparel. In addition, we generally experience a lower level of sales activity in the first quarter due to the Chinese New Year holiday, during which consumers generally spend less time shopping online and businesses in China are generally closed.

In anticipation of increased sales activity during peak seasons, we increase our inventory levels and incur additional expenses, including by hiring a significant number of temporary employees to supplement our permanent staff. If our seasonal revenues are below expectations, our operating results could be below the expectations of securities analysts and investors. Due to the nature of our business, it is difficult to predict the impact of this seasonality on our business and financial results. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer service operations, fulfillment operations and shipment activities and may cause a shortfall in revenues compared to expenses in a given period. As a result, the trading price of our ADSs and/or Class A ordinary shares may fluctuate from time to time due to seasonality.

In addition, if too many consumers access the online stores operated by us within a short period of time due to increased promotions or other demand surges, we may experience system interruptions that make such online stores unavailable or prevent us from transmitting orders to our fulfillment operations. Any such system interruptions may reduce the volume of transactions in the stores that we operate as well as the attractiveness of such online stores to consumers. In anticipation of increased sales activity during peak seasons, we and our brand partners increase our inventory levels. If we and our brand partners do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our brand partners may fail to meet customer demand which could reduce the attractiveness of such online stores. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs under the distribution model, which could reduce profits. Either of these outcomes may lead our brand partners to reduce their engagement with us.

Our investments in or acquisition of third-party entities may not be successful and we may incur significant losses as a result.

We have made investments in or acquisition of third parties that are complementary to our business and operations. We may pursue strategic alliances, joint ventures or potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to many risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

We may not be successful in achieving the strategic objective upon which any given investment, acquisition or joint venture is premised, and we could lose all or part of our investment. We recorded impairment loss of investments of RMB9.0 million, RMB9.0 million and RMB10.8 million (US$1.7 million) in 2018, 2019 and 2020, respectively. We may be required to perform impairment assessment and recognize impairment loss on any of our other investments in the future. We may also recognize impairment loss to intangible assets or goodwill in the future. Any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. As of December 31, 2020, we had outstanding indebtedness of US$275.0 million principal amount of 1.625% Convertible Senior Notes due 2024 (“2024 Notes”) issued in April 2019. Our substantial level of indebtedness could have important consequences, including the following:

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

The conversion of the 2024 Notes to into ADSs at the election of the noteholders may have a dilutive effect on our shareholders and/or ADSs holders and may negatively affect the trading prices of our ADSs and/or Class A ordinary shares.

The holders of the 2024 Notes have the right, at the option of such holders, to convert all or any portion of such notes they hold at an initial conversion rate of 19.2308 ADSs per US$1,000 principal amount of the notes (subject to increase in connection with a make-whole fundamental change and adjustments under certain circumstances) at any time prior to the close of business on the second business day immediately preceding the maturity date of May 1, 2024. If any noteholder decides to convert all or a portion of the notes they hold into ADSs or withdraw the Class A ordinary shares underlying the ADSs from the depositary, it may cause dilution to our other shareholders and/or ADS holders and may negatively affect the trading prices of our ADSs and/or Class A ordinary shares.

We may not have the ability to raise the funds necessary to repurchase the 2024 Notes upon a fundamental change or on May 1, 2022, and our future debt may contain limitations on our ability to repurchase the notes.

Holders of the 2024 Notes will have the right to require us to repurchase their notes on May 1, 2022 or upon the occurrence of a fundamental change, in each case, at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2024 Notes surrendered therefor. In addition, our ability to repurchase the 2024 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase the 2024 Notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements governing any outstanding future indebtedness. If the repayment of any outstanding future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2024 Notes.

We must comply with certain covenants under the terms of our debt instruments and the failure to do so may put us in default under those instruments.

Some of our debt instruments may include covenants and broad default provisions. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants may require us to curtail some of our operations and growth plans, or seek waivers or consents from our creditors. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding indebtedness. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable debt instruments. Some of our debt instruments also contain cross-default clauses, which could enable creditors under our debt instruments to declare an event of default should there be an event of default on our other debt instruments.

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

If we fail to manage our accounts receivable effectively or fail to collect our rebates receivable, our results of operations, financial condition and liquidity may be materially and adversely affected.

Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2018, 2019 and 2020, our accounts receivable amounted to RMB1,547.6 million, RMB1,800.9 million and RMB2,189.0 million (US$335.5 million), respectively. Our accounts receivable turnover days were 89 days, 84 days, and 82 days in 2018, 2019 and 2020, respectively. The decrease in the accounts receivable turnover days over these periods was due to efficiency enhancement of working capital management. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

In addition, our brand partners also provide rebates to us under the distribution model, which are determined based on the product purchase volume on a monthly, quarterly or annual basis. As of December 31, 2018, 2019 and 2020, we recorded rebates receivables of RMB197.2 million, RMB281.1 million, and RMB319.5 million (US$49.0 million), respectively. The rebates receivables are settled by offsetting the accounts payable. We cannot assure you that we will be able to collect all rebates receivables in the future. If we fail to collect a substantial portion of our rebates receivables, our results of operations and financial condition would be materially and adversely affected.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

We assume inventory ownership under the distribution model and thus are subject to inventory risk. We deploy different strategies to deal with non-seasonal and seasonal demands and make adjustments to our procurement plan in order to minimize the chance of excess unsold inventory and manage our product costs. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, fashion trends, changes in product cycles and pricing, product defects, changes in consumer spending patterns and habits, changes in consumer tastes with respect to our products and other factors. In addition, when we begin selling a new product, it may be difficult to determine appropriate product selection and accurately forecast demand.

Our inventories were RMB650.3 million, RMB896.8 million and RMB1,026.0 million (US$157.2 million) as of December 31, 2018, 2019 and 2020, respectively. The increases in our inventories over these periods reflected the additional inventories required to support our expanded product sales volumes. Our inventory turnover days were 93 days in 2018, 102 days in 2019, and 106 days in 2020. The increase in our inventory turnover days from 2018 to 2019 was due to changes in our product mix with new brands acquired and our higher level of product purchases based on preferential procurement terms. The increase in our inventory turnover days from 2019 to 2020 was due to changes in our product mix with new brands acquired. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

We cannot assure you that we will be able to effectively manage our inventories and product costs. The amount and turnover days of our inventories may increase in the future, which will make it more challenging for us to manage our working capital effectively. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. Our inventory may also be damaged due to natural disasters or accidents, such as fire accidents. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower margins. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our brand partners under the distribution model fail to supply quality products in a timely manner, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

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

The e-commerce market is characterized by rapid technological changes and frequent changes in rules, specifications and other requirements for our brand partners to be able to sell their merchandise on particular channels. Our ability to retain and attract brand partners depends in large part on our ability to improve our existing solutions and introduce new solutions that can adapt quickly to the emerging channels, such as Douyin, and these changes in channel technologies. To achieve market acceptance for our solutions, we must effectively anticipate and offer solutions that meet emerging channels and frequently changing channel requirements in a timely manner. If we fail to do so, our ability to renew our contracts with existing brand partners and to increase demand for our solutions will be impaired.

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies, such as artificial intelligence, big data and data securities, to compete effectively. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans. Our failure to innovate and adapt to these changes and developments would have a material adverse effect on our business, financial condition and results of operations. For example, we might not be successful in implementing innovative solutions to help our brand partners devise and execute O2O and new retail strategies to integrate their offline and online channels to provide seamless shopping experience for consumers. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the anticipated benefits of such changes or even generate lower levels of revenue as a result.

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

Our success depends, in part, upon our ability and our brand partners’ ability to anticipate and respond to consumer trends with respect to products sold through the stores that we operate. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our dedicated online store operation teams work closely with our brand partners to manage inventory and site content of the brand stores that we operate. In order to be successful, we and our brand partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our brand partners fail to identify and respond to changes in merchandising and consumer preferences, sales on our brand partners’ e-commerce businesses could suffer and we or our brand partners could be required to mark down unsold inventory, which could negatively impact our financial results.

If the ramp up of operations for newly-added brand partners does not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

We have been accelerating acquisition of new brand partners since 2018, in an effort to drive sustainable growth momentum. In 2018 and 2019, we added a net of 33 and 46 new brand partners , respectively. In 2020, we added a net of 35 new brand partners despite the negative influence of COVID-19. Newly added brand partners typically require a ramping up period before they can fully utilize our services. If the ramp up of operations for newly added brand partners takes longer time than we expected, or the revenues we receive from newly added brands do not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

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

Some of our brand partners rely on our solutions to automate the allocation of their inventories simultaneously across multiple online channels, as well as to ensure that their sales comply with the policies of each channel. In many instances, our personnel operate our solutions on behalf of our brand partners. In the event that our solutions do not function properly, or if there are human errors on the part of our service staff, our brand partners might inadvertently sell more inventories than they actually have in stock or make sales that violate channel policies. Overselling their inventories could force our brand partners to cancel orders at rates that violate channel policies. Errors in our software or human error could cause transactions to be incorrectly processed that would cause GMV and our fees to be overstated. We have experienced rare instances of such errors in the past and might experience similar occurrences in the future which could reduce demand for our solutions and hurt our business reputation. Brand partners could also seek recourse against us in these cases.

Any interruption in our fulfillment operations for an extended period may have an adverse impact on our business and financial condition.

Our ability to process and fulfill orders accurately depends on the smooth operation of our fulfillment and warehousing network. Our fulfillment and logistics infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. For example, on October 29, 2019, an accidental fire occurred at a third-party warehouse in Shanghai, which resulted in operating loss of approximately RMB39.0 million. If any of our fulfillment and logistics infrastructures were rendered incapable of operations, then we may be unable to fulfill any orders from the affected infrastructure. We do not carry business interruption insurance to protect us from natural disasters and force majeure risks, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We depend on third-party delivery service providers to deliver products to consumers, and if they fail to provide reliable delivery services our business and reputation may be materially and adversely affected.

We rely on third-party delivery service providers to deliver products to consumers, and any major interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions, fire incidents or labor unrest or shortage. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products and may claim refund from us or our brand partners, and brand partners and consumers may have less confidence in our services. As a result, we may lose brand partners, and our financial condition and reputation could suffer.

Failure to effectively manage our warehouse capacity and utilization could have a material adverse effect on our business and results of operation.

As of December 31, 2020, we directly operated 18 warehouses with an aggregate gross floor area of approximately 640,000 square meters in nine strategic cities, serving end consumers in mainland China, Hong Kong, Macau and Taiwan. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we used a number of warehouses operated by third parties, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

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

We depend on our online customer service representatives in our customer service center to provide live assistance to online shoppers. If our online customer service representatives fail to satisfy the individual needs of consumers, our brand partners’ sales could be negatively affected, and we may lose potential or existing brand partners, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Negative publicity, including negative internet postings, about us, our Baozun brand, management, brand partners and product offerings may have a material adverse effect on our business, reputation and the trading price of our ADSs and/or Class A ordinary shares.

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

Moreover, negative publicity about other online retailers or e-commerce service providers in China may arise from time to time and cause consumers to lose confidence in the products and services we offer. Any such negative publicity, regardless of veracity, may have a material adverse effect on our business and financial results, our reputation and the trading price of our ADSs and/or Class A ordinary shares.

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

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce of the PRC, or the MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC State Administration for Market Regulation (formerly known as the SAIC), or the SAMR and National Medical Products Administration. These government authorities promulgate and enforce regulations that cover many aspects of online retailing and distribution of products such as food and medical devices, including scope of permitted business activities, licenses and permits for business operation, and restriction on foreign investments. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order to sell products themselves or through our e-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 28, 2015, which came into effect on March 1, 2016 and later amended on June 6, 2019 and specifies that information services provided through mobile networks are recognized as internet information services. According to relevant MIIT rules, service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining a value -added telecommunication license, or a VAT License, covering internet information services rendered through mobile network, or an ICP License. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a VAT License covering online data processing and transaction processing services. Our consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, has obtained a VAT License covering domestic call center services and internet information services, and we also currently hold a VAT License for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun E-Commerce Limited, or Shanghai Baozun. With the expansion of our business in the future, we may be required to obtain other required licenses or expand the current scope of the licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service (in addition to operational e-commerce) that may be required by the government authorities from time to time.

If we fail to adapt to any new regulatory requirement or any competent government authority considers that we operate our business operation without any requisite license, permit or approval, or otherwise fail to comply with applicable regulatory requirements, we may be subject to administrative actions and penalties, including fines, confiscation of our incomes, revocation of our licenses or permits, or, in severe cases, cessation of certain business. In addition, if our brand partners are found by government authorities to have operated their business through us without requisite approvals, licenses or permits or otherwise to be in violation of applicable laws and regulations, they may be ordered to take rectification actions. Any of these actions may have a material and adverse effect on our business, financial condition and results of operations.

We cannot rule out being named as a defendant in a future shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows, reputation, and the prices and trading volumes of our ADSs and/or Class A ordinary shares.

As noted in "Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings," we were until recently the subject of a shareholder class action. While the lead counsel in that case has filed a notice of voluntary dismissal, the consolidated action has been dismissed in its entirety without prejudice, we cannot rule out the possibility that additional claims or lawsuits may be filed in the future. Any future litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any future litigation could exceed coverage provided under potentially applicable insurance policies, which is limited. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers. Any such unfavorable outcome could have a material adverse effect on our business, financial condition, results of operations, cash flows, our reputation, and the prices and trading volumes of our ADSs and/or Class A ordinary shares.

Our leased property interests and title with respect to certain land and buildings we have acquired or may acquire may be defective and our right to lease and use the properties affected by such defects may be challenged, or we may fail to extend or renew our current leases or locate desirable alternatives for our facilities on commercially acceptable terms, which could cause significant disruption to our business.

We leased 30 premises in Mainland China, Hong Kong and Taiwan for our offices, customer service center and warehouses as of December 31, 2020. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

In addition, we may acquire certain land use right and titles in the relevant buildings for business operation purposes from time to time. For example, we have acquired the land use rights and titles to the buildings located in Suzhou, China. Our use of the land and buildings we acquired may not be consistent with their approved usage, and some approvals, licenses and permits may be yet to be obtained for the construction and continuous use of such buildings. We cannot assure you that we will be able to successfully remedy the defects or obtain all the requisite approvals, licenses or permits. These could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of certain sizes. As a result, even if we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause personal injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. These claims will not be covered by insurance as we do not maintain any product liability insurance. Similarly, we could be subject to claims that consumers of the online stores operated by us were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us, it could adversely affect our business. We may have the right under applicable laws, rules and regulations to recover from the relevant brand partners’, manufacturers’ or distributors’ compensation that we are required to make to consumers or end users in connection with a product liability, personal injury or a similar claim, if such relevant party is found responsible. However, there can be no assurance that we will be able to recover all or any amounts from these parties. We have historically encountered some call back of the products sold to consumers through our online store due to defective products, which has caused adverse effect on our operations. Any future product liability claim or large scale of call back due to defective products discovered, regardless of its merit or success, could result in the expenditure of funds and management time, adverse publicity and reputational harm and could have a negative impact on our business and financial condition.

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

Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Particularly, our fulfillment infrastructure is labor intensive and requires a substantial number of blue-collar workers, and these positions tend to have higher than average turnover. We may need to but may be unable to hire additional employees in connection with the strengthening of our fulfillment capabilities.

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

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. As of December 31, 2020, approximately 4.2% of our work force was dispatched by third-party labor service agents. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, issued in January 2014 and became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. Though our current number of the dispatched contract workers does not exceed the statutory limit, we cannot assure you that our labor dispatch arrangement will always comply with relevant labor regulations in the future. In addition, under the Labor Contract Law amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost.

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$766) to RMB10,000 (US$1, 533) per dispatched worker.

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

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our consumers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are legally obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may increase our expenses and subject us to negative publicity that could harm our reputation with users and negatively affect the trading price of our ADSs and/or Class A ordinary shares. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the National People’s Congress Standing Committee, the MIIT and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection. For example, the National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which became effective on June 1, 2017, and strengthens the administration on cyber security. See “ —Substantial uncertainties exist with respect to China’s Cybersecurity Law and the impact it may have on our business operations.” We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

As we expand our operations, we will be subject to additional laws in other jurisdictions where our brand partners, consumers and other customers are located , such as Hong Kong, Taiwan, Korea and the United States. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

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

We may be deemed a “network operator” and thus subject to the requirements of the Cybersecurity Law. Furthermore, if we are deemed to be an operator of critical information infrastructure, we may be subject to higher standards , and our purchase of network products and services which affect or may affect national security will be subject to the Measures for Cybersecurity Review effective on June 1, 2020. There remains high uncertainty in the interpretation and enforcement of the law. In particular, due to lack of details on the implementation of the Cybersecurity Law, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

Finally, we procure equipment or software for storage, encryption and decryption from time to time. It remains unclear whether such equipment or software will fall into the category of the so-called “critical network equipment” or “dedicated network security products” due to lack of criteria or standards in the Cybersecurity Law. As such, we cannot assure you that the equipment and software we have procured or may procure in the future comply with the requirements, and we may incur additional costs to comply with the requirements.

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

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. Under the Foreign Investment Law promulgated by the National People's Congress on March 15, 2019, which became effective on January 1, 2020, the PRC government encourages technology cooperation on the basis of free will and business rules in the process of foreign investment ; no administrative agency or its employee may force the transfer of any technology by administrative means. However, because the Foreign Investment Law is relatively new, there remain high uncertainties with regard to how the law will be interpreted and enforced.

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

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity or equity linked financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. Our ability to obtain additional financing in the future is subject to many uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ADSs and/or Class A ordinary shares, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, the National Development and Reform Commission of China, or the NDRC, has issued a number of rules requiring filing with the NDRC of foreign debt issuance since September 2015. In May 2016, the NDRC also specifically required offshore incorporated companies directly or indirectly controlled by PRC domestic enterprises, and although not explicitly required by statute, individual PRC residents, to complete filings with the NDRC before pricing and closing of any offshore debt issuance. Pursuant to Notice of the National Development and Reform Commission and the Ministry of Finance on Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks effective in May 2018, among others, enterprises that plan to borrow medium-term and long-term foreign debts shall establish and improve a sound and standardized corporate governance structure, management and decision-making mechanisms and financial management rules and properly disclosure relevant information. We may be considered as an offshore incorporated company indirectly controlled by individual PRC residents and thus our issuance of foreign debt may be subject to these requirements. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.

We have obtained insurance to cover certain potential risks, such as property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. In addition, our third-party service providers, including third-party warehousing service providers, may fail to purchase insurance or maintain effective insurance. Even if we are successful in our claims against third-party service providers when certain accidents occurred, such third-party service providers may not be able to fully, or at all, pay the damages resulting from such accidents. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage or our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council , or the State Council, promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$76,628). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges along with uncertainties over the impact of ongoing trade disputes and tariffs. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.7% in 2018, which slowed to 6.1% in 2019 and further slowed to 2.3 % in 2020.

There have also been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. Trade tension between China and the United States may intensify. Political tensions between the United States and China have escalated since the COVID-19 outbreak and the PRC National People's Congress' passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with certain Chinese companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, various actions taken by the U.S. government in response to concerns regarding forced labor in the Xinjiang Uyghur Autonomous Region of China, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by MOFCOM on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third country (or region) or its citizens, legal persons or other organizations.

Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. There is also potential risk that the new national security legislation could trigger sanctions or other forms of penalties by foreign governments, which may adversely affect the financial market and economic condition of Hong Kong, and in turn may adversely affect the operations of our subsidiaries in Hong Kong and the trading price of our Class A ordinary shares on the Hong Kong Stock Exchange. We engage in business with various international brand partners, many of whom have their home market in the U.S. Escalating political and trade tensions between China and the U.S. may cause some of these brands to downscale their operations in China, or in the extreme case, exit China completely, which may materially and adversely affect our results of operations and financial position. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. If we were unable to conduct our business as it is currently conducted or our business partners were unable to conduct their business as it is currently conducted, as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

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

We rely on the e-commerce performance of certain product categories, and any significant downward industry trend of such categories may materially and adversely affect our business and results of operations.

We currently serve brand partners in the following categories: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and automobiles. Currently, we have a substantial amount of our GMV derived from brand partners in apparel and accessories, as well as in electronics. If the e-commerce performance of certain or various product categories is not successful in general, our business and results of operations may be materially and adversely affected. For example, the e-commerce performance of the apparel and accessories category was adversely affected due to, among other factors, a warmer winter in 2019, which adversely affected our business and results of operations for the fourth quarter of 2019.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce accurate financial statements on a timely basis or prevent fraud could be impaired.

We are required to maintain an effective system of internal control over financial reporting. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of the company's internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company's internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2020, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or Class A ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

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

Foreign ownership of certain types of internet businesses, such as internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational e-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China. Other requirements provided by the Administrative Rules for Foreign Investments in Telecommunications Enterprises (such as the track record and experience requirement for a major foreign investor) still apply. Shanghai Baozun holds an operating license for online data processing and transaction processing business (operational e-commerce).

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Our PRC subsidiary, Shanghai Baozun, is eligible to provide value-added telecommunication services in China by holding a VAT License for online data processing and transaction processing business (operational e-commerce). However, we do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our PRC consolidated VIE, Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 9.1%, 8.6% and 9.8% of our total net revenues in 2018, 2019 and 2020, respectively.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. The Foreign Investment Law of the PRC and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, became effective on January 1, 2020 and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the PRC regulators. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

Although a substantial majority of our revenue has historically been generated by our PRC subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Zunyi and its shareholders to provide brand e-commerce service to our brand partners, and to hold our VAT License to enable us to develop online marketplaces. Such contractual arrangements include: (i) an exclusive technology service agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; (ii) an exclusive call option agreement which will remain in effect until all the equity interests and assets that are the subject of such option agreement are transferred to Shanghai Baozun or its designated entities or individuals; (iii) a proxy agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; and (iv) equity interest pledge agreements which will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

If we had direct ownership of Shanghai Zunyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shanghai Zunyi, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our VIE may not act in our best interests or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIE. We may replace the shareholders of our VIE at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts or the replacement of the shareholders remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are the shareholders of our VIE, Shanghai Zunyi. Mr. Vincent Wenbin Qiu is our co-founder, chairman and chief executive officer, while Mr. Michael Qingyu Zhang is our co-founder. They may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with Shanghai Zunyi to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in our best interests or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and us. Mr. Vincent Wenbin Qiu is also a director of our company. We rely on Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Shanghai Zunyi, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Taxation Administration of the PRC, or the STA, the State Administration for Industry and Commerce of the PRC (currently known as SAMR), the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009.

The M&A Rules established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Rules of the MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In addition, the Anti-Monopoly Law requires that the anti-monopoly law enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, our proposed formation of joint venture with, or acquisition of control of, or decisive influence over, any company with revenues above relevant thresholds would be subject to SAMR merger control review. As a result of our size, many of the transactions we have taken or may undertake could be subject to anti-monopoly review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the anti-monopoly law enforcement agency may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Furthermore, outbound direct investments conducted by PRC enterprises are subject to approval, filing or reporting requirements under relevant NDRC, MOFCOM and SAFE rules. We have not completed the requisite procedures for certain of our investments in the United States, Hong Kong and Taiwan, respectively, and hence may be ordered to cease such outbound investments and subject to relevant legal and administrative liabilities. In addition, the NDRC issued the new Regulations on Enterprise Outbound Investment in December 2017 which came into effect on March 1, 2018. Under these new regulations, if an overseas entity controlled by PRC enterprises or individuals conducts an outbound investment with an investment amount of US$300 million or above in one of the non-sensitive areas, it shall report the relevant information to the NDRC before the closing of such investment. For any outbound investment by an overseas entity controlled by PRC enterprises or individuals in one of the sensitive areas listed in the Outbound Investment Sensitive Industry Catalogue (2018 Version) which was promulgated by the NDRC in January 2018 and came into effect on March 1, 2018, or the Outbound Investment Sensitive Industry Catalogue (2018), such investment shall be subject to the NDRC approval requirement. We may be deemed by the regulatory authorities as an overseas entity controlled by PRC individuals and therefore our overseas acquisition may be subject to such reporting or approval procedures.

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

Mr. Vincent Wenbin Qiu and Mr. Junhua Wu have completed initial filings with the local counterpart of SAFE relating to their initial investments in us. However, we may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, including the annual filing requirement. Furthermore, we may be unable to disclose change of our beneficial owners’ shareholding interests in us during the annual filing process of our PRC subsidiaries as required by SAFE. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises or consolidated affiliated entity.

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

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, on August 29, 2008. SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC. On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28. Among others, SAFE Circular 28 relaxes prior restrictions and allows foreign-invested enterprises whose approved business scope does not include equity investments to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with the laws.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated affiliated entity or additional capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to provide loans or capital contributions to the FIEs or our consolidated affiliated entity in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

In addition, the STA has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units, vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of our ADSs or ordinary shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2020, we had restricted net assets of RMB1,941.6 million (US$ 297.6 million).

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

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA's general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

On February 3, 2015, the STA issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholders, business model and organizational structure of an overseas enterprise; the income tax payable abroad due to the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the STA, issued the Announcement of the STA on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Bulletin 7 and Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions, under Bulletin 7 and Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations. In addition, the sales of our ADSs or ordinary shares held by our PRC individual employees after their exercise under relevant incentive plans are also subject to PRC individual income tax.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity. Currently, Shanghai Baozun, our major PRC subsidiary which is a wholly-foreign owned enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements such as presenting documentary evidence of such transactions to banks. The Outbound Investment Sensitive Industry Catalogue (2018) also lists certain industries as sensitive outbound investment industries, which are subject to NDRC pre-approval requirements prior to remitting investment funds offshore. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and/or ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and the variable interest entity.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the People’s Bank of China, or the PBOC, allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In 2017, the RMB appreciated approximately 7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5% against the U.S. dollar. In 2019, the RMB depreciated approximately 1% against the U.S. dollar. In 2020, the RMB appreciated approximately 6.7% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may materially reduce any dividends payable on our ordinary shares and/or ADSs.

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

The discontinuation of any of the preferential income tax treatments or government subsidies currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition.

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

Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and 2020, respectively, and is therefore subject to a 15% preferential income tax rate for 2017, 2018, 2019 and 2020. For the years of 2021 and 2022, Shanghai Zunyi can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. One of our PRC subsidiaries, Shanghai Fenghe Software Technology Limited, or Shanghai Fenghe, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2018 and is therefore subject to a 15% preferential income tax rate for 2018, 2019 and 2020. One of our PRC subsidiaries, Canyang Supply Chain (Shanghai) Co., Ltd., or Shanghai Canyang, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2020, and is therefore subject to a 15% preferential income tax rate for 2020. For the years of 2021 and 2022, Shanghai Canyang can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. If Shanghai Zunyi, Shanghai Fenghe or Shanghai Canyang fails to maintain the high and new technology enterprise qualification, its applicable enterprise income tax rate will increase to 25%.

The discontinuation of the above-mentioned preferential income tax treatments or the change of the applicable preferential tax rate currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also received subsidies from local governments in China as incentives for conducting business in certain local districts. We recognized cash subsidies of RMB25.5 million, RMB25.8 million and RMB40.1 million (US$6.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively. These government subsidies are non-recurring in nature and we cannot assure you that we will be able to receive any government subsidies in the future.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2018, 2019 and 2020, we recorded deferred tax assets of RMB38.1 million, RMB54.5 million and RMB54.6 million (US$8.4 million), respectively. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for certain of our employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. Although almost all of our PRC entities incorporated in various locations in China have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Related to Our Ordinary Shares and ADSs

The trading price of our ADSs and our Class A ordinary shares has been and is likely to continue to be volatile, which could result in substantial losses to the holders of our ADSs and/or Class A ordinary shares.

The trading price of our ADSs and/or Class A ordinary shares has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward companies with business operations located mainly in China that have listed their securities listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ADSs and/or Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs and/or Class A ordinary shares.

In addition to the above factors, the prices and trading volumes of our ADSs and/or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other e-commerce companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates among the RMB , the Hong Kong dollar and the U.S. dollar;

●	natural disasters or health epidemic such as COVID-19;
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China's economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	any future issuances of securities, including sales or perceived potential sales of additional ordinary shares or ADSs, or by conversion of the 2024 Notes in certain circumstances; and
●	proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs and/or Class A ordinary shares. In addition, global stock markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These market fluctuations may significantly affect the trading price of our ADSs and/or Class A ordinary shares.

The different characteristics of the capital markets in Hong Kong and the United States may negatively affect the trading prices of our ADSs and Class A ordinary shares.

As a dual-listed company, we are subject to Hong Kong and the Nasdaq Global Select Market listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the Nasdaq Global Select Market have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our Class A ordinary shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and/or Class A ordinary shares and trading volume could decline.

The trading market for our ADSs and/or Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs and/or Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ADSs and/or Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs and/or Class A ordinary shares to decline.

Because we do not expect to pay dividends in the foreseeable future, holders of our ADSs and/or Class A ordinary shares must rely on price appreciation of our ADSs and/or Class A ordinary shares for return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, holders of our ADSs and/or Class A ordinary shares should not rely on an investment in our ADSs and/or Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either its profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on their investment in our ADSs and/or Class A ordinary shares will likely depend entirely upon any future price appreciation of our ADSs and/or Class A ordinary shares. There is no guarantee that our ADSs and/or Class A ordinary shares will appreciate in value or even maintain the price at which holders of our ADSs and/or Class A ordinary shares purchased the ADSs and/or Class A ordinary shares. They may not realize a return on their investment in our ADSs and/or Class A ordinary shares and they may even lose their entire investment in our ADSs and/or Class A ordinary shares.

Substantial future sales or perceived potential sales of our ADSs and/or Class A ordinary shares in the public market could cause the prices of our ADSs and/or Class A ordinary shares to decline.

Sales of our ADSs and/or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs and/or Class A ordinary shares to decline significantly. All of our Class A ordinary shares represented by ADSs were freely transferable by persons other than our “affiliates” without restriction or additional registration under the Securities Act. Some Class A ordinary shares outstanding after our offerings will be available for sale, upon the expiration of the lock-up periods (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent a substantial amount of shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs and/or Class A ordinary shares could decline significantly.

In addition, the existence of the convertible senior notes may also encourage short selling by market participants because the conversion of the convertible senior notes could depress the price of our ADS and/or Class A ordinary shares. The price of our ADSs and/or Class A ordinary shares could be affected by possible sales of our ADSs and/or Class A ordinary shares by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs and/or Class A ordinary shares.

Changes in the accounting guidelines relating to the Borrowed ADSs could decrease our earnings per ADS and potentially the price of our ADSs.

In connection with the offering of the 2024 Notes, we have entered into the ADS Lending Agreements with Credit Suisse International and Deutsche Bank AG, London Branch (each, an "ADS Borrower" and, collectively, the "ADS Borrowers"). The ADS Borrowers are affiliates of, respectively, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., who were the underwriters of our ADS offering registered on the prospectus supplement dated April 4, 2019 and the accompanying prospectus dated April 4, 2019. We entered into these ADS lending agreements to facilitate transactions by which investors in our 2024 Notes may hedge their investment in the 2024 Notes.

Subject to certain terms of the ADS Lending Agreements, the Borrowed ADSs (as defined below) must be returned to us following the maturity date of the 2024 Notes, or earlier in certain circumstances. Based on the terms of the ADS Lending Agreements, we believe that, under U.S. GAAP, the Borrowed ADSs will not be considered outstanding for the purpose of computing and reporting our net income (loss) per ADS. If these accounting guidelines were to change in the future, we might be required to treat the Borrowed ADSs as outstanding for purposes of computing earnings per ADS, our net income (loss) per ADS would be reduced and our ADS price could decrease, possibly significantly.

Our dual-class voting structure limits the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief growth officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity which is not an affiliate of such holder or beneficial owner, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, represent 26.6% and 11.0% of the aggregate voting power of our company, respectively, as of March 31, 2021. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

Holders of our Shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the PRC may also be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located outside the United States and Hong Kong. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and Hong Kong and a substantial portion of their assets are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States or in Hong Kong in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States, Hong Kong or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, by virtue only of holding the ADSs and/or our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and ADSs.

We are subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and the Nasdaq Global Select Market have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of the Class A ordinary shares.

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the Nasdaq Global Select Market and the Hong Kong Stock Exchange. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on the Nasdaq Global Select Market may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between the Nasdaq Global Select Market and the Hong Kong Stock Exchange on which our ADSs and the Class A ordinary shares are traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

Since we are a Cayman Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized or incorporated in the United States or Hong Kong.

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

Moreover, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions or the Hong Kong law. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of our company without any further action by our shareholders, including a tender offer to purchase our Class A ordinary shares at a premium over prevailing market prices.

Furthermore, our articles of association are specific to us and include certain provisions that may be different from common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a Qualifying Issuer (as defined under the Hong Kong Listing Rules), but our articles of association provide that at least one-third of the aggregate voting power of our company is required to convene an extraordinary general meeting. We will put forth a resolution at or before our next annual general meeting to revise our articles of association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. Other differences from common practices in Hong Kong include the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders, requirements of holding an annual general meeting and restrictions on members' right to vote at general meetings.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their ADSs and/or Class A ordinary shares at a premium.

Our fourth amended and restated articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the event theses preferred shares have better voting rights than our Class A ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs could be materially and adversely affected.

As a company listed under Chapter 19C of the Hong Kong Listing Rules, we adopted different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

We completed our public offering of our Class A ordinary shares in Hong Kong, or the Hong Kong IPO, in September 2020. The trading of our Class A ordinary shares on the Hong Kong Stock Exchange commenced on September 29, 2020 under the stock code “9991.” As a company listed on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11 of the Hong Kong Listing Rules, including, among others, rules on notifiable transactions, connected transactions, share option schemes and content of financial statements as well as certain other continuing obligations. In addition, in connection with the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance. As a result, we adopted different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Furthermore, pursuant to Rule 19C.13 of the Hong Kong Listing Rules, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the Securities and Futures Ordinance, which could result in our incurring of incremental compliance costs.

As we have listed our Class A ordinary shares on the Main Board under Chapter 19C of the Hong Kong Listing Rules, we are permitted to rely on exemptions from certain corporate governance standards applicable to Hong Kong listed issuers under the Hong Kong Listing Rules. This may afford less protection to holders of our ordinary shares.

Our Company is controlled through weighted voting rights. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our Company’s general meetings, except as may otherwise be required by law or provided for in our memorandum and articles of association.

Our weighted voting rights structure is specific to us and contain certain features that are different from the requirements under Chapter 8A of the Hong Kong Listing Rules.

In particular, our weighted voting rights, or WVR, beneficiaries do not own collectively at least 10% of the underlying economic interest in our total issued share capital at the time of the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. Our weighted voting rights structure does not contain sunset provisions under Rule 8A.17 of the Hong Kong Listing Rules which require cessation of weighted voting rights under certain circumstances. Under Rule 8A.23 of the Hong Kong Listing Rules, non-WVR shareholders must be able to convene an extraordinary general meeting and add resolutions to the meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights on a one vote per share basis in the share capital of the listed issuer. The minimum stake as currently set out in our articles of association is not less than one-third of the votes attaching to all issued and outstanding Shares. Rule 8A.24 of the Hong Kong Listing Rules requires weighted voting rights to be disregarded on any resolution to approve certain matters including (i) changes to the listed issuer’s constitutional documents, however framed; (ii) variation of rights attached to any class of shares; (iii) the appointment or removal of an independent non-executive director; (iv) the appointment or removal of auditors; and (v) the voluntary winding-up of the listed issuer. Under our WVR structure, each Class B ordinary share shall be entitled to ten votes on all matters subject to vote at general meetings of our Company, except as may otherwise be required by law or provided for in our memorandum and articles of association. Rule 8A.30 of the Hong Kong Listing Rules requires that an issuer with a WVR structure must establish a Corporate Governance Committee (as defined under the Hong Kong Listing Rules) with at least the terms of reference set out in Code Provision D.3.1 of Appendix 14 to the Hong Kong Listing Rules. Our Nominating and Corporate Governance Committee’s charter does not contain the provisions as required under Code Provision D.3.1 of Appendix 14 to the Hong Kong Listing Rules.

As we have listed our Class A ordinary shares on the Main Board under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to, among others, the above provisions of the Hong Kong Listing Rules with respect to the WVR structure. We have relied on and intend to continue to rely on these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Hong Kong Listing Rules.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. Our ADSs are listed and traded on The Nasdaq Global Select Market and our Class A ordinary shares are listed and traded on the Hong Kong Stock Exchange. A delisting of our ADSs on a national securities exchange or in the over the counter trading market in the U.S. would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting of our ADSs would have a negative impact on the trading price of our ADSs and Class A ordinary shares.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs and ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Starting in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs and/or Class A ordinary shares may be adversely affected.

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

As a foreign private issuer in the U.S., we are permitted to, and we may, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs and Class A ordinary shares.

We are exempted from certain corporate governance requirements of the Nasdaq Stock Market Rules by virtue of being a foreign private issuer in the U.S. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on The Nasdaq Stock Market. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent;
●	have a nominating and corporate governance committee consisting entirely of independent directors;
●	solicit proxies and hold an annual general meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end;
●	have regularly scheduled executive sessions with only independent/for non-management directors; or
●	have executive sessions of solely independent directors each year.

We followed our home country practice that does not require us to solicit proxy and hold an annual general meeting of shareholders every year for the years of 2017, 2018, 2019 and 2020. We will put forth a resolution at or before our next annual general meeting to amend our articles of association according to Rule 19C.07(4) of the Hong Kong Listing Rules such that we will hold an annual general meeting of shareholders every year and will hold an annual general meetings of shareholders every year starting from 2021.

The Nasdaq Stock Market Rules require that a majority of a Nasdaq-listed company’s board of directors be independent directors. Our Cayman Islands counsel has provided a letter to The Nasdaq Stock Market dated August 10, 2020 certifying that under Cayman Islands law, we are not required to follow or comply with the requirement that a majority of our board members be independent directors. As of the date of this annual report, our board of directors consists of eight directors, four of which meet the “independence” requirements of the Nasdaq Stock Market Rules.

Furthermore, in July 2016, our board of directors approved an amendment to our 2015 Share Incentive Plan to increase the number of Class A ordinary shares reserved for issuance under our 2015 Share Incentive Plan, and we followed our home country practice that does not require shareholder approval for such amendment.

We have relied on and intend to continue to rely on some of these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Stock Market Rules.

As a foreign private issuer in the U.S., we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to holders of our ordinary shares and/or ADSs than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the U.S., we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, holders of our ADSs and ordinary shares may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

Holders of our ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. The holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to directly cast any votes at such meetings. The holders of our ADSs will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, the holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions from the holders of our ADSs, the depositary will vote the underlying Class A ordinary shares represented by their ADSs in accordance with these instructions. The holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A ordinary shares unless they withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our articles of association, the minimum notice period required to be given by us to our registered shareholders to convene a general meeting is ten calendar days. We will put forth a resolution at or before our next annual general meeting after the Hong Kong IPO to amend our articles of association such that our shareholders will be given at least 14 calendar days’ notice for any general meeting. When a general meeting is convened, the holders of our ADSs may not receive sufficient advance notice of the meeting to permit the holders of our ADSs to withdraw the underlying Class A ordinary shares represented by their ADSs and become the registered holder of such shares to allow the holders of our ADSs to attend the general meeting and to cast their vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of our ADSs from withdrawing the underlying Class A ordinary shares represented by their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for their instructions, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the Class A ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out the voting instructions of the holders of our ADSs. This means that the holders of our ADSs may not be able to exercise their right to direct how the underlying Class A ordinary shares represented by their ADSs are voted and they may have no legal remedy if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, the holders of our ADSs will not be able to call a shareholders’ meeting.

Right of holders of our ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the U.S. Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to holders of our ADSs unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

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

A non-United States corporation will be deemed as a passive foreign investment company, or PFIC, for the United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year.

We believe we were not a PFIC for the taxable year ended December 31, 2020, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

We are exposed to risks associated with the potential spin-off of one or more of our businesses.

We are exposed to risks associated with the potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a conditional waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list on the Hong Kong Stock Exchange within three years of the Hong Kong IPO. While we currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the Hong Kong IPO. The waiver granted by the Hong Kong Stock Exchange is conditional upon (i) us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Hong Kong IPO (calculated cumulatively if more than one entity is spun-off); (ii) us disclosing in our prospectus our intention relating to any potential spin-off within three years after the Hong Kong IPO and the risks relating to the uncertainty and timing of any potential spin-offs; (iii) any potential spin-offs by us at the Hong Kong Stock Exchange will be subject to the requirements of Practice Note 15 (other than paragraph 3(b) thereof), including that each of our Company and our businesses to be spun off will satisfy the applicable listing eligibility requirements on a standalone basis; and (iv) this waiver would be disclosed in our prospectus. In the event that we proceed with a spin-off, our interest in the entity to be spun-off will be reduced accordingly.

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

In connection with the Hong Kong IPO, we established a branch register of members in Hong Kong, or the Hong Kong share register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those issued in the Hong Kong IPO and those that may be converted from ADSs, are registered on the Hong Kong share register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange are subject to the Hong Kong stamp duty. To facilitate ADS-Class A ordinary share conversion and trading between The Nasdaq Stock Market and the Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our Cayman share register to our Hong Kong share register.

Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.2% of the greater of the consideration for, or the value of, shares transferred, with 0.1% payable by each of the buyer and the seller.

To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our ADSs or ordinary shares may be affected.

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

In May 2018, we launched our slogan "Technology empowers future success" as technology is our key growth driver for the future. We believe innovative technologies will empower a revolution in e-commerce, and digitization and innovation will continue to underpin growth in the retail industry. In 2019, we upgraded to a hybrid cloud infrastructure - Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We are now in the process of integrating and migrating all of our core e-commerce systems and applications to Baozun Hybrid Cloud, which will help us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency.

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

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code "9991". The gross proceeds to the company from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$427.7 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. The company received total net proceeds of approximately HK$3,511.4 million (US$452.9 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

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

B.      Business Overview

We are the leader and a pioneer in the brand e-commerce service industry in China, with a 7.9% market share as measured by GMV in 2019, according to iResearch. China’s brand e-commerce service industry represents the third-party service industry in which e-commerce service providers provide e-commerce services to brands, including IT solutions, online store operation, marketing, customer services, and warehousing and fulfillment. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. We help brands execute their e-commerce strategies in China.

Our competitive advantages have enabled us to achieve rapid growth in the number of our brand partners to 266 brand partners as of December 31, 2020. We serve global leaders in their respective verticals such as Philips, Nike and Microsoft. Our ability to help brand partners navigate through the challenges imposed by COVID-19 leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions demonstrates the value of our services. With our excellent performance, we managed to acquire a net of 35 new brand partners in 2020 and grow our brand partner portfolio to a total of 266 as of December 31, 2020.

We are able to capture the huge market opportunities with our deep understanding of the needs of various brands, which allow us to offer value propositions differentiated from other market players.

•

Multi-category, multi-brand capabilities: We are capable of serving brands of different types, different scales and at different stages of development. We provide in-depth, industry specific domain knowledge across the e-commerce value chain.

•

Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operation, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is empowered by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations, big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions, Customer Relationship Management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement, and Order Management System, or OMS, and Warehouse Management System, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We constantly develop new technologies and infrastructure in order to provide innovative and reliable solutions to our brand partners.

•

Omni-channel coverage: We help brand partners adapt to and thrive on China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which requires holistic performance analysis across channels and balanced tactics for different platforms.

We are devoted to innovation in order to maintain and strengthen our market leading position, both in our business model and technology stack. Our comprehensive end-to-end service capabilities, along with our in-depth industry knowledge and integrated technology platforms and solutions, enable different brands to plan and execute e-commerce strategies efficiently. With the strong compatibility of our IT systems, we are able to provide omni-channel solutions across official brand stores, online marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. We will continue to focus on business and technology innovation to further enhance our value proposition.

Leveraging our technology capabilities, we have continuously expanded and enhanced our service offerings to brand partners throughout our history. Our technology stack can support all categories of products and is comprised of three layers:

●	Front-end systems, including various omni-channel technology solutions, customized SaaS (software as a service) tools and efficiency-oriented applications.
●	Middle-end systems, including our powerful and versatile middle-end tools for order management, logistics management, warehouse management and customer analysis and relationship management.
●	Back-end infrastructure, including proprietary Baozun Hybrid Cloud with strong computing, storage and network capabilities and Big Data Platform, our proprietary system that supports big data analytics.

Based on the different needs of our brand partners, we operate under three business models: distribution model, service fee model and consignment model. The distribution model primarily generates product sales revenue and the other two models generate services revenue.

	Distribution Model	Service Fee Model	Consignment Model

Description	Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell such goods directly to end consumers, generating product sales revenue.	Under the service fee model, we offer one or more of the following services to our brand partners: IT solutions, online store operation, digital marketing and customer services.	Under the consignment model, we offer warehousing and fulfillment services to our brand partners in addition to the service offerings under the service fee model.

Customers	End consumers	Brand partners	Brand partners

Whether we hold inventory and are subject to inventory risk

Yes

We assume inventory ownership under the distribution model and thus are subject to inventory risk. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.” We carefully select brand partners with low inventory risks and high growth potential for this model.

		No	No

Our GMV was RMB29,426.0 million, RMB44,410.3 million and RMB55,687.4 million (US$8,534.5 million) in 2018, 2019 and 2020, respectively. In 2018, 2019 and 2020, our total net revenues were RMB5,393.0 million, RMB7,278.2 million and RMB8,851.6 million (US$1,356.6 million), respectively. For the same periods, net revenues from product sales accounted for 46.7%, 47.0% and 44.1%, respectively, of our total net revenues. We recorded net income of RMB269.8 million, RMB281.9 million and RMB426.5 million (US$65.4 million) in 2018, 2019 and 2020, respectively. We had non-GAAP net income of RMB346.8 million, RMB358.2 million and RMB536.1 million (US$82.2 million) in 2018, 2019 and 2020, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. In addition, we had another 12 certificates awarded by Alibaba platform and four certificates awarded by JD.com platform as of December 31, 2020.

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

Depending on each brand partner’s specific needs and characteristics of its product category, our brand partners utilize one or a combination of our solutions under one or a combination of our business models:

●	distribution model;
●	service fee model; and
●	consignment model.

We derive revenues under our business models as follows:

●	Product sales revenues. We derive product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model.
●	Services revenues. We derive services revenues primarily through charging brand partners and other customers fees under the service fee model and consignment model.

In 2018, 2019 and 2020, net revenues from product sales accounted for 46.7%, 47.0% and 44.1%, respectively, of our net revenues, and net revenues from service accounted for 53.3%, 53.0% and 55.9%, respectively, of our net revenues. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives. Accordingly, our revenue mix may vary over time.

Business Models

We believe our brand partners value us for our integrated e-commerce capabilities, dependable services, deep category expertise, market insight and ability to innovate and adapt to the fast-changing e-commerce market. Depending on each brand partner’s specific needs and characteristics of its product category, we provide solutions to our brand partners under one or a combination of our business models: distribution model, consignment model and service fee model. There is no brand partner to which we offer all three business models.

Distribution Model

Under the distribution model, we select and purchase goods from our brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us. Therefore, our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model. We primarily generate product sales revenue under this model. In order to generate product sales, we utilize every aspect of our e-commerce capabilities. Specifically, we utilize our IT and online store operation capabilities to set up and operate online stores, including brand stores and marketplace stores. We utilize our warehousing and fulfillment capabilities to store the goods that we purchase from brand partners and deliver these goods to our consumers who purchase these goods. We utilize our customer service capability to facilitate sales and ensure our consumers are satisfied. In order to increase our product sales, we utilize our digital marketing capabilities to boost site traffic and transaction volume. When we operate stores under the distribution model, the sites will typically indicate that Baozun is the seller of the products and, when we deliver goods to our consumers, the invoices and tax receipts will typically bear our name instead of those of our brand partners. As we assume inventory ownership under the distribution model, other than quality issues, we generally are not allowed to return unsold inventories to the brand partners and/or their authorized distributors.

We adopt the distribution model primarily to cater to specific needs of brand partners for certain product categories, such as appliances and beauty and cosmetics. We implement strict screening procedures utilizing our strong data analytics capabilities in analyzing product category data and historic SKU data of brand partners and impose high thresholds on the brand partners selected for the distribution model. Based on the screening and evaluation, we carefully select competitive, reputable and reliable brands with low inventory risk and long-term potential for the distribution model. We choose to adopt the distribution model when the benefits of such model outweigh the potential risks in inventory management. We have more control over pricing and merchandising under the distribution model and can more effectively apply our e-commerce solutions, which can better improve operational efficiency and sales performance. For instance, we generally have discretion in adjusting pricing and organizing promotional events to cater to evolving market conditions and consumer needs.

Service Fee Model

Under the service fee model, we provide one or more of the following services in exchange for service fees:

●	IT solutions, including consultations with brand partners, IT infrastructure setup and integration, and online store setup and design;
●	online store operation , including merchandising, site content management and store event management;
●	digital marketing , including marketing campaign planning and media services, social marketing, creative contents and big data support; and/or
●	customer service , including pre-sale and post-sale customer services.

Our brand partners are deemed as our customers under the service fee model. We primarily generate services revenue under this model.

Consignment Model

Under the consignment model, in addition to the above services we may offer under the service fee model, we also provide warehousing and fulfillment services, whereby our brand partners stock their goods in our warehouses for their own future sales and we are responsible for managing storage and delivering goods to consumers. In contrast with the distribution model, however, we do not take title to the products, do not have any latitude in establishing prices and selecting merchandise, have no discretion in selecting suppliers and generally are not involved in determining product specifications. We may also facilitate our brand partners’ online sales of goods as an agent and charge our brand partners commission fees based on a pre-determined formula.

Our brand partners are deemed as our customers under the consignment model. We primarily generate services revenue under this model.

End-to-End Brand E-Commerce Capabilities

Our integrated brand e-commerce capabilities enable us to provide end-to-end solutions that encompass every aspect of the e-commerce value chain, including IT infrastructure setup and integration, online store design and setup, online store operations, visual merchandising and marketing campaigns, customer services, warehousing and order fulfillment. We utilize our capabilities and tailor our solutions to fulfill the specific needs of each brand partner. For each brand partner, we first hold consultations to determine its e-commerce needs and development plans. Each brand partner may then elect to use our full e-commerce capabilities or select specific elements of our capabilities that best fit their needs. Over the course of the collaboration, many brand partners appreciate the value we bring to them and gradually expand their engagement with us to a broader set of solutions.

The flowchart below illustrates our capabilities and the solutions we offer for each aspect of our brand e-commerce operations:

IT Solutions

With our expertise in technology infrastructure and systems, interactive page design and our deep understanding of Chinese consumers’ online shopping habits, we provide consultations to our brand partners, help our brand partners set up e-commerce sites that enhance their brands and cater specifically to local consumers. We provide proprietary e-commerce technology which can be customized to and integrated with our brand partners’ existing operational back-end systems in a convenient and cost-effective manner.

Where necessary, we also help our brand partners set up or improve the suitability of their own IT infrastructure for e-commerce operations. We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners. Our technology systems and applications facilitate our brand partners’ digital transformation throughout their e- commerce value chain: from storefront sales to backend fulfillment, from user acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. Our IT services enable our brand partners to quickly adapt to the local e-commerce market and effectively service online shoppers in China without the costs associated with establishing and maintaining local infrastructure and capabilities on their own. For more information about our technology infrastructure and capabilities, please see “—Technology Infrastructure and Business Application Portfolio."

In addition to establishing the infrastructure for system integration, our designers help our brand partners design online stores that enhance their brand image and online presence. Our web developers also incorporate features and functions familiar to Chinese consumers to facilitate conversion of site visitors into paying consumers. Our Cloud-based System, a proprietary operations system on our cloud-based platform, enables efficient setup of official brand stores and official brand WeChat Mini Programs for our brand partners. It is seamlessly integrated with our e-commerce support systems such as OMS and WMS to ensure omni-channel synchronization, and allows us to efficiently build up comprehensive functions necessary for official brand stores and official brand WeChat Mini Programs, such as digital marketing, order management, product recommendations, and membership management.

Online Store Operations

We believe efficient online store operations are crucial to our brand partners’ e-commerce business. We staff dedicated operations teams with relevant industry expertise and brand- specific knowledge for stores we operate and maintain proprietary technology infrastructure and systems for online store operations. Our operations teams closely monitor and are responsible for all activities and the daily upkeep of online stores. The functions of the operations teams and systems broadly fall into three categories: merchandising, site content management and store event management.

●	Merchandising: Each operations team has merchandising staff in charge of maintaining an appropriate level of inventory for online stores by procuring products to be sold on our brand partners’ online stores and forecasting quantities to purchase based on expected demand.
●	Our operations teams also assist our brand partners in launching products, managing product listing, and processing sales orders in online stores. We manage sales orders through our proprietary OMS that integrates with our other technology platforms to ensure smooth online transactions.
●	Our merchandising staff monitors store sales through periodic sales reports.
●	Site Content Management: In addition to providing design services during the initial store setup, we also periodically update the content in stores we operate in order to maintain the appeal of the online stores. We have a design services team that helps ensure that brands’ online stores are artfully presented, and refreshed in keeping up-to-date with our brand partners’ latest advertising campaigns. Our design services team regularly works with our brand partners in producing the most updated digital content, including product photography, site banners and other promotional content. For more information about our design services team, see “—Digital Marketing—Creative Contents.”
●	Store Event Management: Our store event management system monitors and identifies events and activities on e-commerce marketplaces or other channels, and systematically manages application and registration procedures in batch processing, including event consolidation, goods identification and data unification, and visual content organization and upload, to improve efficiency and minimize errors. With this robust system, we were able to effectively manage the number of employees engaged in our store event management functions.

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

Leveraging our experience in the e-commerce value chain, we have achieved broad awareness and recognition of our expertise in digital marketing. We won two bronze awards and one nomination in the ROI Festival 2017, in our first year participating in this event, and one silver award and one bronze award in the ROI Festival 2018. The ROI Festival is considered one of the most influential award ceremonies for creative marketing in Asia. In 2018, we were awarded the Bronze Award for Data-driven Marketing at the 2018 Greater China Effie Awards, a preeminent advertising award in China’s advertising industry. We also received agency certifications from reputable companies such as Alibaba Group to become their marketing partner, data mining partner and Multi-Channel Network (MCN) partner, which we believe will enhance our in-depth understanding of consumer behavior, increase effectiveness of our digital marketing service, as well as further strengthen our advantage in e-commerce operations. In 2020, we were named the “best marketing service provider” for the fourth consecutive year by the Golden Wheat Awards, a reputable award for the e-commerce industry, and were awarded with the Bronze Award for Consumer Marketing-Member Marketing at the 2020 Greater China Effie Awards. In 2020, we received agency certifications from Douyin to become its marketing partner.

Our digital marketing capabilities include (i) marketing campaign planning and media services; (ii) social marketing; (iii) creative content; and (iv) big data support.

●	Marketing Campaign Planning and Media Services: We provide both marketing campaign planning and media services to our customers. In planning our brand partners’ online advertising media, we first work with our brand partners to determine their most likely and desired audience. Based on that determination, we then identify with our brand partners which media platforms our brand partners’ intended audience is most likely to visit, and we design advertising campaigns crafted to have the most impact on the targeted audience. Our media planning capabilities enable our brand partners to achieve targeted online advertising campaigns, minimize wastage and thereby increasing their return on investment, or ROI.

We provide diversified media services for our brand partners including comprehensive marketing on major e-commerce marketplaces, search engine optimization, and advertising on other popular online media and channels. For example, based on our understanding of the methodologies and mechanisms adopted by search engines, we customize the content of the stores we operate to achieve high rankings. Where appropriate, we also help our brand partners negotiate arrangements with search engines to favorably list the stores we operate on search results pages.

●	Social Marketing: Based on our experience, purchase decisions of Chinese e-commerce consumers are heavily influenced by recommendations from family, friends, key opinion leaders, key opinion consumers and colleagues who are considered to be trusted information sources. We believe we are able to provide tremendous value to our brand partners by helping them formulate social marketing strategies and campaigns that encourage consumers’ engagement with their brands and drive consumers’ desire to purchase their products.

One of the most important social marketing channels is social media platforms. We identify the preferred social media platforms of our brand partners’ target consumers and open and operate accounts on these platforms for our brand partners. We create and publish contents on our brand partners’ accounts, and we engage in dialogue with consumers who post on our brand partners’ accounts. We track visitors’ activities and analyze the impact of our social marketing outreach, and we also facilitate interactive marketing through livestreams and short-form videos.

In 2019, we were certified by Alibaba Group as an MCN partner . In 2020, we became authorized marketing partner of Douyin. We have been closely following industry trends and remain on track to further expand our services to include a wider array of comprehensive digital marketing solutions. These solutions include new initiatives such as live streaming, key opinion leader and key opinion consumer positioning to convert marketing power into sales results. In the fourth quarter of 2020, we established a 1,000 square meter livestreaming studio, which allows us to integrate in-store livestreaming into daily operations and streamline our portfolio of livestreaming solutions.

In addition, we monitor and respond to comments about our brand partners on internet forums and product review websites. We help identify key opinion leaders on these platforms and work with them in responding to comments about our brand partners. We believe that providing meaningful feedback addressing potential customers’ concerns greatly facilitates their purchase decisions.

●	Creative Contents: We provide our brand partners with the infrastructure and expertise for producing digital content to be used in their online stores. We operate an in-house, professional photography studio in Shanghai to create digital product images for product features, promotions and advertising campaigns. Our production services range from pre-production work such as casting, art direction and styling to post-production editing and retouching.

We also engage a team of copywriting staff, and use AI technologies to produce product descriptions and related content, such as product description, buyers’ guides, sizing charts, product tours and comparison shopping tools. We have developed and utilized Yunzhuan, an AI-based automated content generator that identifies specifications of merchandise based on pictures of such merchandises using image recognition technology and automatically generates batches of promotional articles on such merchandises, which helps reduce manual inputs and improve marketing efficiency.

●	Big Data Support: We use data we collect from our data warehouse and reporting system to understand consumers’ online shopping habits and apply these insights to create impactful marketing campaigns for our brand partners. We are able to analyze such data and provide holistic big data support to our brand partners to help them refine their digital marketing strategies under a results-driven approach. We have developed our own business intelligence software, which enables real-time analysis of transaction data across personal computers and mobile channels to make more targeted and insightful marketing recommendations to our brand partners. Our self-developed intelligent advertising placement tool, Yunbian, improves the precision of advertising placement and optimizes ROI based on analytics of historical advertising placement and ROI data. For more information about our data warehouse and reporting system, please see “—Technology Infrastructure and Business Application Portfolio —Back-end proprietary technology infrastructure.”

Customer Service

Providing satisfactory pre-sale and post-sale customer services is one of our top priorities. We believe in the importance of real-time customer assistance. Consumers can contact us through online chat, phone calls or emails. Pre-sale questions relating to product details comprise most of the questions we receive from consumers, and we believe that an effective pre-sale customer service experience can encourage consumer purchases. We also provide post-sale services to address questions like return and exchange. Consumers can access our online representatives and service hotlines from 9 a.m. to 10 p.m. daily (except three days per year during the Chinese New Year holiday).

We assign our brand partners with dedicated brand customer service teams for pre-sale and post-sale customer services, who have undergone customer service training, initial and periodic examinations and targeted coaching sessions.

Warehousing and Fulfillment

We offer warehousing and fulfillment services under the consignment model. We have established along the e-commerce value chain a robust logistics network and warehousing capacity to help ensure a smooth and positive shopping experience for consumers. Our WMS is customized to accommodate different needs in product specifications and can handle requirements specific to each of the eight product categories we serve. In addition to fulfilling brand partners’ e-commerce orders, we have launched additional value-added services to enrich our warehouse and logistics service offerings, such as anti-counterfeit code protection, tailor-made packaging, B2B offline store fulfillment, and O2O integrated inventory management.

We adopt a flexible outsourcing logistics model with several third-party logistic partners supported by our robust and advanced WMS. We partner with leading nationwide and quality logistics service providers to ensure reliable and timely delivery to over 500 cities across China through their network. We are able to achieve next-day delivery in over 200 cities across China. The following flowchart illustrates our warehousing and fulfillment process:

As of December 31, 2020, we directly operated 18 warehouses with an aggregate gross floor area of approximately 640,000 square meters in nine cities, including Suzhou, Shenzhen, Tianjin, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing and Hong Kong, serving end consumers from mainland China, Hong Kong, Macau and Taiwan. Our directly-operated warehouses fulfilled approximately 41.7 million, 50.4 million and 68.3 million outbound orders to consumers in 2018, 2019 and 2020, respectively. Our warehouses cater to different product categories. In addition, we also collaborate with four third-party warehousing service providers and store goods in warehouses operated by them as of December 31, 2020, to better utilize warehouse resources and better serve brand partners’ needs.

With our proprietary WMS, we are able to closely monitor each step of the fulfillment process from the time a purchase order from a consumer is confirmed and the product stocked in our warehouses, up to when the product is packaged and picked up by a logistics service provider for delivery to the consumer. Shipments from suppliers first arrive at our warehouses. At each warehouse, inventory is bar-coded and tracked through our WMS, allowing real-time monitoring of inventory levels across our network. Our WMS is specifically designed to support a large volume of inventory turnover. During the extended Singles Day promotion in 2020, our WMS processed approximately 20.2 million orders, showcasing our ability to support an enormous flow of transactions and order traffic. We closely monitor the speed and service quality of our logistics service providers through consumer surveys and feedbacks from consumers to ensure their satisfaction.

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2020, we provided e-commerce solutions to 266 brand partners primarily under service contracts with a term typically ranging from 12 months to 36 months. Our brand partners cover diverse product categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby products; and automobiles. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands we operate under the distribution model and (ii) provision of our services to these brand partners primarily under the consignment model and service fee model. Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Our contracts with our brand partners are generally not on an exclusive basis and we generally do not have contractual rights to exclusively sell the products of our brand partners on any e-commerce channel under the distribution model. As a result, we may face competitions with other brand e-commerce service providers that our brand partners work with. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to compete successfully against current and future competitors."

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other. We have been transparent with our brand partners as to the other brand partners that we are cooperating with.

Brand Partner Development and Services

Brand Partner Screening and Acquisition

We have implemented a strict and methodical brand selection process. Based on our screening guidelines, we carefully select prospective brand partners, choosing to work with those that conduct business in profitable or promising industries and product categories and with long-term potential. In addition, we screen potential brand partners based on criteria such as projected annual GMV and service fees, projected profitability, projected growth outlook and proposed duration of cooperation. We also conduct due diligence reviews on our prospective brand partners’ qualifications, including whether they hold the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products.

We strategically focus on brand partners in product categories that we believe will help optimize our revenue mix and improve our profitability. We intend to grow our business by adding new brand partners into our brand partner portfolio and cross sell our services. We seek to attract new brand partners by providing solutions that enable them to grow their e-commerce business more rapidly and cost-effectively than they could on their own. We have been able to use the capabilities we have developed for our existing brand partners to attract new brand partners. We also intend to attract customers with our interactive digital marketing services and technology services, and convert such customers into our brand partners.

We periodically conduct reviews on our brand partners based on category mix, profitability, growth outlook and other criteria. We have dropped a minority of brand partners to optimize our brand partner portfolio from time to time.

Brand Partner Services Team

We typically assign each brand partner a dedicated brand partner service team to offer individually tailored services and solutions. All stores across a brand partner’s different channels share the same service team to ensure seamless services to our brand partners.

In 2019, we started to implement our ROSS system to improve our operational efficiency and level of automation. Starting from 2020, we reorganized the structure of our service team at the store level to consolidate certain functions so that we can expand our capacity to serve more brand partners.

Omni- Channels

We currently provide brand e-commerce services under three business models on major marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. We also operate official brand stores and provide O2O solutions to our brand partners. Enabled by our advanced technological capabilities, we can seamlessly integrate the brand partners’ operations across various channels with unified product details and consumer profiles, strategic cross-channel marketing and synchronized inventory management, which provide the brand partners with a single view of their business across different channels and platforms. We leverage all of these platforms to deliver omni-channel solutions that combine the strengths of diverse platforms to achieve optimal branding effect and sales results responsive to the e-commerce objectives of each brand partner.

Official Marketplace Stores

We maintain close working relationships with the major online marketplaces in China, such as Tmall, JD.com and Pinduoduo. Our brand e-commerce solutions benefit third-party marketplaces by helping them attract new brand retailers. As such, marketplaces are often motivated to work closely with us to facilitate our ability to connect our brand partners to their systems.

We enter into annual platform service agreements with online marketplaces to set up and maintain online stores on these channels. Pursuant to these agreements, we typically pay online marketplaces based on a pre-determined percentage of GMV for transactions settled that varies by product category, and typically ranges from 0.5% to 5.0%. We also pay annual upfront service fees to marketplaces, up to 100% of which may be refunded depending on our sales volume. We also pay upfront security deposits for potential disputes under these agreements.

Official Brand Stores

We also offer to work with our brand partners in setting up and operating their standalone official brand stores. Based on our experience, consumers expect a total brand immersion experience at an official brand store, which may involve a different presentation of a store compared to official marketplace stores that blend the brand’s image with the particular marketplace’s interface. We utilize our in-house design team in crafting online and mobile sites for official brand stores and mobile sites that deliver an impactful online presence for our brand partners. As of December 31, 2018, 2019 and 2020, we operated 42, 48 and 45 official brand stores, respectively.

Social Media Channels

We work with our brand partners to enhance awareness of their brands on social media e-commerce channels. For example, we help our brand partners set up accounts and design their homepage on WeChat official store, and/or WeChat Mini-programs, help to regularly update their accounts with stories relating to their products, activities and brands, and sustain user engagement through community groups. We provide advertising services with Wechat Mini-programs, including ROI-driven advertisement landing, traffic operation and comprehensive and integrated marketing campaign. We also monitor comments on our brand partner’s accounts and work with our brand partners in responding to these comments. In addition, we help brand partners directly integrate their WeChat public accounts with their back-end systems across all marketplace platforms to enable flash sale or routine sale of branded products on social media platforms.

Other Emerging Channels

As live streaming and short-form videos have gained increasing popularity in China in recent years, we have expanded our e-commerce solutions to cover these emerging channels. For instance, we offer digital marketing solutions that help the brand partners promote their products and increase their sales on live streaming and short video platforms, such as Douyin and Kuaishou.

O2O/New Retail Solutions

We help our brand partners devise and execute O2O and new retail strategies by integrating and utilizing their online/offline retail space and customer data to optimize sales opportunities and encourage a more connected consumer experience. Our omni-channel capabilities help our brand partners achieve optimal branding effect and sales results that are responsive to our brand partners’ e-commerce objectives. We also offer our omni-channel matrix of solutions to our brand partners to help them rapidly establish an online presence. Examples of our O2O capabilities include:

●	allowing consumers to place purchase orders and make payments online, and pick up or return and exchange goods offline;
●	aligning consumers’ online and offline loyalty programs;
●	syncing online and offline QR codes;
●	providing brand partners with an effective channel to interact with offline consumers and providing offline consumers with a convenient and reliable channel to online shopping via interactive screens in offline retail stores;
●	devising and executing O2O strategies for traditional brands lacking IT and system integration capabilities but that have strong offline presence;
●	connecting and integrating brand partners’ offline stores with their official brand stores, marketplaces stores and other brand hubs ; and
●	utilizing CPS (cost-per-sale), a WeChat Mini Program-based tool, to help brand partners formulate key SKU promotion strategies, design promotional events and articles, track sales performance of the sales agents by tracing the products and sales events they share and calculate commissions accordingly. CPS provides the brands with a cost effective way to stimulate the digitization of the offline sales process and facilitates traffic conversion.

Payment Service Providers

Third-party marketplaces and our brand partners’ official brand stores provide consumers with the flexibility to choose from a number of payment options. These payment options include online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms, such as Alipay and WeChat Pay.

In addition, official brand stores typically offer a “payment on delivery” payment option. Our logistics partners deliver products to consumers’ designated addresses and collect payment on site. In addition to accepting cash, delivery personnel carry mobile POS machines for processing debit cards and credit cards.

Logistics Partners

We deliver orders placed on stores operated by us in China through reputable third-party couriers with nationwide coverage, such as SF Express, STO Express, YTO Express, EMS and ZTO Express as well as other quality logistics service providers.

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

Technology Infrastructure and Business Application Portfolio

We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. Our technology systems and applications facilitate brand partners’ digital transformation throughout the e-commerce value chain: from storefront sales to backend fulfillment, from consumer acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. We have copyrights to 130 software programs developed by us relating to various aspects of our operations as of March 31, 2021.

The principal components of our proprietary technology infrastructure span across all areas of our business cover front-end, middle-end and back-end operations systems. The front-end technology systems include various cloud-based omni-channel technology solutions and efficiency-oriented applications that enable online store setup and operations and O2O solutions. The middle-end technology systems include powerful and versatile middle-end tools for customer services, warehousing and fulfillment, including order management, logistics management, warehouse management and customer relationship management. The back-end technology infrastructure, including Baozun Hybrid Cloud and big data platform, serves as backbone to support the functionality of the front-end and middle-end systems.

Front-end proprietary technology systems

●	Omni-channel user-interfaces construction and integration facilitate brand partners to stay engaged with consumers wherever they are. Our solutions cover brand partners’ official brand stores and major online marketplaces in China, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou, and offline stores.
●	Cloud-based System is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. Our Cloud-based System is seamlessly integrated with our e-commerce support systems such as OMS and WMS to ensure synchronization across omni-channel solutions, and allows us to efficiently build up comprehensive functions necessary for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. The system contains various prototypes to ensure greater efficiency in setting up a brand’s online stores, while also supporting comprehensive customization, to best fulfill brand’s specific needs. Such system helps us improve our operating efficiency, reduce store maintenance costs, and improve our ability to serve more brand partners.
●	ROSS is a system to facilitate online store operations which encompasses a series of automation and intelligence modules enabling efficient product management, store content management, store event management and customer analysis. ROSS is also designed to increase the level of intelligence and automation to enhance efficiency of online store operations. For instance, the merchandise operating system helps brands launch and upgrade merchandises available for sale on various channels in batches. The store content management system can automatically collect and process visual designs for online stores. The store event management system monitors and identifies events and activities on e-commerce marketplaces or other channels and systematically manages application and registration procedures to improve efficiency and minimize errors. For more information about product management, store content management and store event management, please see “—Our Business Models and Solutions—End-to-End Brand E-Commerce Capabilities—Store Operations.”

●	O2O Solutions allow brand partners to seamlessly integrate their inventories across offline and online channels to share and best utilize resources of products and inventories across different channels. These solutions provide seamless data integration that cover order routing, customer management, products and inventory intelligence, and delivery optimization. We carry out our O2O initiatives through our self-developed intelligent application, Shopdog. Designed for use on tablets, Shopdog was developed to help brand partners closely integrate online sales channels with offline store inventories, allowing offline stores to sell inventory through online stores with an integrated warehouse management system. Shopdog also increases efficiency by utilizing offline stores for returns, exchanges, payment and pickup of online orders and allows consumers to make orders online while they are in offline stores where the products are out of stock.

Middle-end proprietary technology systems

Digital Operating Platform, or DOP, serves as a middle-end platform that integrates our internal systems, including CRM, IOSP, OMS, WMS and LMIS, and consolidates data across different systems.

●	CRM system, or Shopcat, mainly consists of a customer service system and a customer data analysis and membership management system. By leveraging big data technologies, Shopcat formulates a unified user profile which our brand partners can use to perform precision marketing and enhance overall customer lifecycle management. Shopcat also integrates online and offline membership programs to facilitate our O2O initiatives. Collectively, Shopcat and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and proprietary transaction data to generate actionable insights for our brand partners.
●	Inventory and Order Service Platform, or IOSP, is designed for our omni-channel e-commerce and O2O initiatives, which instantly and precisely interlinks and synchronizes with inventories at each of our brand partners’ omni-channels. It allows brands to consolidate digital inventories and to dispatch across different scenarios at each of their retail omni-channels. IOSP is comprised of two key modules: Inventory Management, which enables real-time and smart inventory monitoring and management to ensure sufficient inventories across channels; and Order Routing, which assigns orders based on optimal inventory level, inventory location and fulfillment cost. IOSP helps brands reduce inventory cost, minimize overselling risk and maximize the management efficiency of inventories.
●	OMS controls the processing of sales orders by online stores, including order data fetching and transfer and fulfillment. OMS connects both internal and external warehousing systems and is capable of tracking order statuses. OMS also manages all post-sales services such as order canceling, product returns and payment refunds. OMS currently supports all channels including marketplaces and official brand stores.
●	WMS assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow and enhance labor productivity. Our WMS covers brand partners’ logistics needs in both B2C and B2B businesses. For more information about the function of our WMS, please see “—Our Business Models and Solutions—End-to-End Brand E-Commerce Capabilities—Warehousing and Fulfillment.”
●	Logistics Management Information System, or LMIS, coordinates the flow of goods between our warehouses and the final address for each package in each order. Our LMIS is well integrated with the systems of third-party couriers to provide multiple levels of services, such as same-day delivery and real-time tracking.

Back-end proprietary technology infrastructure

●	Baozun Hybrid Cloud is a hybrid cloud infrastructure, upon which our proprietary technology is built. Baozun Hybrid Cloud provides secure and elastic computing power, storage, and network infrastructure that could facilitate brand partners’ business 24/7. It can be readily expanded internally or through public clouds (such as AliCloud) to accommodate business and customer needs. Baozun Hybrid Cloud and its underlying data centers achieve multiple levels of system and network redundancies and resiliencies, and enhance our storing and computing capabilities with added flexibility to improve efficiency and reliability.

●	Data Warehouse and Reporting System collects and organizes data relating to product information, transaction information, consumers’ geographic location and purchase history throughout all stages of business transactions. Based on the data we collect, our data reporting system and business intelligence reporting facilities generate reports that are useful for both our brand partners and us, such as daily sales reports and inventory reports, while making store financial forecasts based on omni-channel operational analyses and dashboards. In addition, we also provide selected data to our brand partners to help them optimize their product development, manufacturing, and sales and marketing strategies.
●	Data Exchange Platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system. It also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.

Intellectual Property

We use our brand partners’ names, URLs, logos and other marks in connection with the operation and promotion of their e-commerce business. Our agreements with our brand partners generally provide us with licenses to use their intellectual property in connection with the operation of their e-commerce business. These licenses are typically coterminous with the respective agreements.

We also rely on technologies that we license from third parties, such as Microsoft, Adobe and certain management information systems. These licenses may not continue to be available to us on commercially reasonable terms in the future or at all. As a result, we may be required to obtain substitute technologies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.”

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2021, we owned 171 registered trademarks, copyrights to 130 software programs developed by us relating to various aspects of our operations, and 83 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

Data Privacy and Cybersecurity

Data privacy protection and cyber security are top priorities for us. We have developed strong cybersecurity technology and practices that safeguard our systems and data and have established a dedicated team to supervise our data protection and data security, ensure compliance with applicable laws and regulations and ensure that we are meeting the expectations of consumers and our brand partners. Through our privacy policy, consumers and our brand partners can learn how their data is used and provide consent for data collection when necessary. Our multi-layer security infrastructure provides comprehensive data security infrastructure for continuous monitoring and system protection throughout all platforms. We received our ISO27001 certifications in December 2015 with a valid term of three years, which was renewed in December 2018 with a valid term of three years. We also received certification of Level 3 of Classified Protection of Cybersecurity for Baozun E-commerce Transaction System in April 2019, which was renewed in October 2020.

Customers and Suppliers

Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Customers

Our top five customers and their affiliates accounted for 22.4%, 24.0% and 26.6% of our total net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. These customers are brand partners under the consignment model or service fee model. Our largest customer and its affiliates accounted for 12.8%, 13.6% and 15.7% of our total net revenues for the same periods, respectively. For concentration risk related to our brand partners, please see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business — If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

Our contracts with brand partners under the consignment model and service fee model typically have a term of 12 to 36 months, which can be renewed at the option of our brand partners. The contracts set forth the scope of services that we provide to the brand partners as well as pricing terms. We typically charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled.

Suppliers

Our top five suppliers and their affiliates accounted for 64.2%, 65.0% and 70.9% of our purchases for the years ended December 31, 2018, 2019 and 2020, respectively. Our largest supplier and its affiliates accounted for 41.2%, 44.5% and 47.0% of our purchases for the same periods, respectively. These suppliers are our brand partners and/or their authorized distributors under the distribution model. We select and purchase goods from such brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of them. We do not deem any of such suppliers as material since they only contributed to less than 10% of our GMV in aggregate during the year ended December 31, 2018, 2019 and 2020.

Inventory Management

We adopt different strategies to manage our inventory in order to deal with non-seasonal and seasonal demands. We make forecast of the necessary inventory level based on historical sales data and carefully formulate our procurement plans. For promotional events such as the Singles Day promotion, we pre-order sufficient level of inventory to meet surging demand. We track our inventory from the point we receive the inventory to the point when an order is fulfilled through our OMS and WMS. Once an order is shipped, our systems automatically update the inventory level for the relevant products to ensure that additional inventory will be ordered as needed. In order to maintain accurate inventory records, we conduct monthly inventory counts and address any problems immediately. We also conduct full inventory counts at year-end and assess the effectiveness of our historical inventory levels on a regular basis. In addition, we actively track the sales data on a real-time basis and make timely adjustments to our procurement plan in order to minimize the chance of excess unsold inventory. As a result, our obsolete inventory has not been significant.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide supplementary commercial insurances including health insurances, transportation insurances, and accidental injury insurance to a substantial majority of our employees. We maintain directors’ and officers’ liability insurance for our directors and officers. We do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We do not have insurance related to the COVID-19 pandemic either. We consider that the coverage from the insurance policies we maintain is adequate for our present operations and is in line with the industry norm. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.”

Competition

We face competition from other brand e-commerce solutions providers in China. We differentiate ourselves from our competitors in our omni-channel end-to-end solutions along the e-commerce value chain that cover diverse product categories. In contrast, our competitors typically fall into one of the following three categories: (i) provide a narrow scope of e-commerce services and address limited aspects of brands’ e-commerce strategies; (ii) provide a narrow scope of e-commerce services on multiple e-commerce channels but lack the ability to provide services for multiple product categories; or (iii) provide basic end-to-end e-commerce services (including basic online store operations, customer services, IT services, marketing services and warehousing and fulfillment services) but lack the ability to help brands develop and execute e-commerce strategies across omni-channels or provide multi-category services. Brands that seek collaboration with our competitors may end up having to work with multiple service providers with different technology infrastructure, information system and operational requirements, while their e-commerce related needs can be served by our omni-channel end-to-end solutions in a seamless and efficient manner.

Environmental Social and Governance

We are committed to delivering solutions in a responsible and transparent manner that drives sustainability and enhances value creation for all our stakeholders. It is an integral part of the way we operate and has a positive impact on the communities in which we do our business. Our core values, including our commitment to our employees, investors, business partners and other customers, consumers, and broader society, are the foundation upon which we have built and will continue to build a sustainable and vibrant ecosystem.

Environmental, Social and Governance, or ESG: We have established a sustainability committee to oversee the ESG management practices and offer advice to the Board. The Committee is responsible for recommending ESG strategies, identifying major risks and opportunities, and approving and reviewing all ESG-related policies. Our sustainability committee consists of Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, Mr. Yiu Pong Chan, our director, Mr. Arthur Yu, our Chief Financial Officer, and Mr. Aaron Kwok Yuen Lung , our Chief Human Resource Officer, in which Mr. Vincent Wenbin Qiu is the chairman.

Risk management: We have formed a risk assurance committee and established complete risk management and internal control mechanism to identify, forestall and control risks related to business operation. With three defense lines of internal control, we have enhanced the internal control quality, strengthened the ability of the management to execute and supervise internal control and fostered a favorable environment and culture of internal control.

Benefits and Developing. We strive to provide our employees with comprehensive social benefits, a diverse work environment and a wide range of career and leadership development and training opportunities. In addition, we also provide supplementary commercial insurance including health insurance, transportation insurance, and accidental injury insurance to substantially all of our employees, and also make complementary commercial health insurance available at preferred rate to family members as needed. From 2016 to 2019, we held an annual family gather-together, “Baozun Family Day,” and on the occasion of our most recent event in July 2019, we had over 650 families of our employees, with a total of more than 2,000 participants. In 2020, we have implemented various measures to mitigate the impacts of COVID-19 on our business and ensure the health and safety of our customers and employees. In 2020, we organized a five-day “Baozun Employee Week,” where nearly 4,000 employees joined our employee week, to participate in a variety of community events.

We also encourage our employees to actively participate in public service activities. We pay great attention to the disabled. While actively providing disabled with working opportunity, we also continuously purchase handworks made by the disabled children to solve the difficulties in their life. Moreover, we encourage employees to actively participate in public service activities. In 2020, we organized a charity sale for the disabled, where employees can sell their idle items to raise fund for the disabled.

We are committed to providing all employees with equal opportunities at the workplace by upholding the values of honesty, integrity and mutual respect. We have invested significant resources in employee career development and training at different levels. For example, we have established comprehensive training programs that cover topics such as corporate culture, business ethics, employee rights and responsibilities, on-the-job training, leadership and executive decision-making. We also periodically circulate employee satisfaction questionnaires to collect information and feedback for a better work environment, and make it a regular practice to provide leadership coaching and promotions to boost morale and the skill levels of our employees. In 2014, we set up a special dedicated training program, Baozun College, to further strengthen our internal training programs. In 2020, 2,744 employees participated in our training programs, totaling approximately 62,200 training hours.

Employee Assistance Program, or EAP. In June 2018, we launched the “Baozun Care” EAP program, a “happy work, happy life” coaching program, aimed at supporting the mental wellbeing of our employees and supporting a healthy work-life balance. We engaged a third-party psychological consulting firm to provide employees and their family members with confidential psychological consultations and treatment through 24/7 hotlines, video meetings and face-to-face consultations. According to the employee survey conducted in 2020, our employee satisfaction and engagement rates have been on the rise for three years in a row.

Community and Diversification. In December 2018, Baozun formed a labor union to promote an open, transparent and inclusive work environment through an emphasis on communication and participation. We also encourage and support employees to organize social associations and events according to their interests, such as hiking, swimming, football, basketball and marathon communities, among others. We believe diversity is fundamental to maintaining our ability to innovate, and gender diversity is deep- rooted in the history of Baozun. As of December 31, 2020, we had 6,076 full-time employees, of which 55.4% were female employees. Our female mid-level or above management accounted for approximately 35.1% of our aggregate mid-level or above management as of December 31, 2020.

We have adhered to these core values in our human resources management for many years. In January 2021, we were named 2020 “Shanghai Best Employers Top 30” at one of the most influential and prestigious brand nomination events for both China-based and multinational employers organized by Zhaopin.com, one of China’s leading career platforms. This was our fourth consecutive year to receive this honor.

Whistleblowing. Honesty is the most basic requirement for all of our employees. We take a zero-tolerance approach to any violation of laws and regulations or improper behavior in commercial activities in order to create a healthy and ethical culture. We have established whistleblowing channels, including email, mail and a 24/7 phone line, for our employees and stakeholders, who have the right to report anonymously while making whistleblowing reports.

Anti-corruption: In order to eliminate unfair practices and protect our interests and our employees’ interests, we have established a Compliance and Fraud Investigation Department and an anti-corruption management structure with clear responsibilities. All our employees are obligated to read, sign and follow our Code of Business Conduct and Ethics, which state the appropriate behavior to be followed at work, and in the community. All our suppliers are also signatories to our Anti-Corruption Commitment.

Environmental Sustainability: We are committed to raising public awareness about environmental issues and promoting an eco-friendly mindset among our business partners. We actively promote “green” initiatives such as our “sustainable logistics operation,” by promoting the use of simple packaging, biodegradable and reusable packaging, and recyclable and reusable paper boxes, and by minimizing materials used in our logistics operations, as well as replacement of diesel vehicles with electric vehicles, implementation of garbage classification and recycling, among other measures.

We have actively spearheaded and promoted “green” initiatives with our courier partners for “green delivery,” including by encouraging them to use electric delivery vehicles and through the utilization of our logistics system and network to shorten the package delivery distance from warehouses, thereby reducing the carbon footprint of the logistics.

In addition, in 2019, we upgraded to a hybrid cloud infrastructure - Baozun Hybrid Cloud - to enhance our storing and computing capabilities and enhance the flexibility and efficiency of our core e-commerce systems, which we believe will also reduce the carbon footprint of our hardware infrastructure.

In 2020, we recycled up to 2,291 tons of packaging material and used 7,867 tons of environment-friendly packaging material. We also achieved our energy decreasing target set for 2020, with all forklifts used for logistics being converted to electric ones. In 2020, our greenhouse emissions are 9,731 tons of carbon dioxide equivalent.

Industry and community: We aim to rebuild and upgrade the industrial business model and boost both the e-commerce and the real economy. Since 2016, we have organized the Global Brand E-commerce Summit on an annual basis to explore the trending topics, share our views on technology-enabled operation, digital marketing, intelligent logistics, etc.. We hosted our 2020 Global Brand E-commerce Summit in a virtual format, under theme of empowering e-commerce under global COVID-19, with core presenters from e-commerce associations, brand partners, marketplaces, in addition to our company.

Innovation: Innovation is in our DNA, with a team of international A-players leading the way of innovation and openness and realizing the vision of our e-commerce innovation. We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. We have a Technology and Innovation Center with offices in Shanghai and Chengdu dedicated to innovating and upgrading our technologies to reinforce our market leadership in China’s brand e-commerce solutions market. The Technology and Innovation Center focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model- Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We are now in the process of integrating and migrating all of our core e-commerce systems and applications to Baozun Hybrid Cloud, which will help us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 762 IT professionals to design, develop and operate our technology platform as of December 31, 2020.

Information security: Information security is regarded as the basis of our service. We always put the legitimate rights and safety of our customers first. In order to protect data from security threats, we have in place a hierarchical management system, strong data back-up, internal and third-party access controls, and encryption of sensitive information. We have established an information security management committee at our Technology and Innovation Center as the highest decision-making body, which is responsible for information security planning and strategy, decision making on material information security issues, reviewing and supervising information protection practices, and promoting the establishment of emergency response mechanisms.

We obtained the ISO 27001 Information Security Management System Certificate in December 2015 and December 2018, each with a valid term of three years. In July 2019, we received certification of Level 3 of Classified Protection of Cybersecurity, and passed its annual review in October 2020.

Due to our continual ESG initiatives, we received a rating of BBB (on a scale of AAA-CCC) in the MSCI ESG Ratings assessment in 2020.

Legal Proceedings

From time to time, we may be involved in legal proceedings or be subject to claims arising in the ordinary course of our business.

On December 10, 2019 and December 26, 2019, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against us, our chief executive officer and our then chief financial officer. These suits, which were captioned Snyder, et. al. v. Baozun Inc. et. al. (Case No.: 1: 19 cv-11290) and AUS, et. al. v. Baozun Inc., et. al. (Case No.: 1: 19 cv-11812), allege, among other things, that defendants made materially false and misleading statements, or failed to disclose material facts, regarding the termination of our business relationship with a Chinese electronics brand. The various suits assert claims covering the period from March 6, 2019 through November 20, 2019 and seek compensatory damages, costs and expenses incurred in such actions, as well as equitable or other relief. On September 8, 2020, the court appointed the lead plaintiffs and the lead counsel and consolidated the separate actions into a consolidated action. On November 6, 2020, the lead counsel filed a notice of voluntary dismissal with the court stating that the consolidated action is voluntarily dismissed against all defendants, without prejudice, and with each party agreeing to bear their own costs. On November 11, 2020, the court signed the notice of voluntary dismissal, thereby adopting it as an order of the court. The issuance of this order resulted in the dismissal of the consolidated action.

We are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Regarding Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures, or Negative List, for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by MOFCOM and the NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited”. Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On June 23, 2020, MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), which became effective on July 23, 2020. On December 27, 2020, MOFCOM and the NDRC also jointly promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three then existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. The Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with variable interest entities, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted industries will require market entry clearance and other approvals from relevant PRC governmental authorities. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the said three existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the State Council promulgated the Implementation Rules of Foreign Investment Law, which took effect on January 1, 2020 and abolished the Regulation on the Implementation of the PRC Equity Joint Ventures Law, Interim Provisions on the Contract Term of Equity Joint Ventures, Detailed Rules for the Implementation of the PRC Wholly Foreign-owned Enterprise Law and Detailed Rules for the Implementation of the PRC Cooperative Joint Venture Law. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Depending on each brand partner’s specific needs and the characteristics of its industry, we generally operate our brand e-commerce business based on one of three models:

the distribution model;

●	the service fee model; and
●	the consignment model.

Under these business models, we provide IT solutions, online store operations, digital marketing, customer service to our brand partners, select and purchase goods from official brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of our brand partners, and provide warehousing and fulfillment services. Pursuant to the latest Negative List and the latest Encouraging Catalog, such activities are not listed in either the Negative List or the Encouraging Catalog and are permitted areas for foreign investments.

Foreign Investment in Value-Added Telecommunications Businesses.

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008 and February 6, 2016, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. However, the latest Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses, while other requirements with respect to track record and experience provided by the Regulations for Administration of Foreign-invested Telecommunications Enterprises shall still apply. MIIT issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT license, is prohibited from leasing, transferring or selling the VAT license in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in China.

To comply with such foreign ownership restrictions, we currently hold a VAT license for domestic call center services and internet information services through our PRC consolidated VIE, Shanghai Zunyi. We also currently hold a VAT license for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun.

Licenses and Permits

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by then State Food and Drugs Administration in August 2015 and amended in November 2017, an enterprise engaged in food sales or catering services shall obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of the Administrative Measures on Food Operation Licensing will remain valid for their originally approved validity period. Our PRC subsidiaries engaging in food operation business have obtained Food Operation Permits.

Medical Device Operation Enterprise Permit

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, which was issued by the State Council in 2000 and further amended in March 2014 and May 2017, medical devices are divided into three types and enterprise engaged in the distribution of type two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices.

Publication Operation Permit

Pursuant to the Publication Market Provisions promulgated in May 2016, an entity engaged in the wholesale or retail of publications shall obtain an operation permit for publications. If an entity fails to obtain operation permit for publications, it may be subject to an order to cease illegal acts, fines or confiscation of illegal gains and devices, equipment used for the illegal business operation. In cases where an entity that is engaged in the distribution of publications via the internet or other information networks within the approved business scope has obtained an operation permit for publications, such entity shall complete its record-filing formalities with the publication administrative department that has approved its business scope within 15 days after launching its online distribution business. Each of Shanghai Baozun, Shanghai Zunyi and Shanghai Fengbo holds an operation permit for publications.

Road Transportation Operation Permit

Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as subsequently amended in November 2012, February 2016 and March 2019, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as subsequently amended in July 2008, April 2009, March 2012, April 2016 and June 2019, any entity engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit. Baotong E-Logistics and Baotong E-Logistics Technology (Suzhou) Limited have obtained Road Transportation Operation Permits.

Permits for Travel Business

On April 25, 2013, the Standing Committee of the National People’s Congress issued the Tourism Law, which took effect on October 1, 2013 and was amended in November 2016 and October 2018. The Tourism Law aims to protect tourists’ legal rights, regulate travel market and promote the development of travel industry, and sets forth specific requirements for the operation of travel agencies. Travel agencies are prohibited from (i) leasing, lending or illegally transferring travel agency operation licenses or otherwise disseminating untrue or inaccurate information when soliciting customers and organizing tours, (ii) conducting any false publicity to mislead customers, (iii) arranging visits to or participation in any project or activity in violation of PRC laws and regulations or social morality, (iv) organizing tours at unreasonably low price to induce or cheat tourists, or obtaining unlawful profits such as kickbacks, and (v) changing or ceasing scheduled itineraries without reasons and forcing the tourists to participate in other activities against the will of tourists.

The travel industry is subject to the supervision of Ministry of Culture and Tourism of the PRC, and its local counterparts. The principal regulations governing travel agencies in China include the Travel Agency Regulations and the Implementing Rules of Travel Agency Regulations. Under these regulations, a travel agency must obtain a license from the state tourism administration to conduct outbound travel business, and a license from the provincial-level tourism administration to conduct domestic and inbound travel agency business. Our PRC subsidiary, Beijing Jingtang International Travel Agency Limited, has obtained a license covering outbound, inbound travel business and domestic travel agency business but has not yet carried out relevant business.

Except for licenses and permits, we are also subject to various legal obligations as distributors of certain products. For example, under relevant PRC laws, we, as distributors of cosmetics, are obliged to check whether the cosmetics we sell online have been issued the requisite permits, certificates or filings in relation to the production or import of such products and whether such products have passed the quality inspection before they are sold.

Regulation Relating to Product Quality, Advertising and Consumer Protection

The Product Quality Law, promulgated in 1993 and subsequently amended in July 2000, August 2009 and December 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any way, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes personal injury or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The principal regulations governing promotion and advertising activities in China include the PRC Anti-Unfair Competition Law promulgated in 1993 and amended in 2017 and 2019, the PRC Pricing Law promulgated in 1997, and the PRC Advertising Law promulgated in 1994 and subsequently amended in April 2015 and October 2018. Under the PRC Advertising Law, advertising operators and advertising distributors will be subject to more stringent requirements and obligations. For example, entities or individuals shall not send advertisements to customers’ telephones, mobile or email accounts without the customers’ consents or requests, and any advertisement containing any kind of misleading, false or inaccurate information with respect to product quality, constituents, functionality, price, sales performance or other features will be deemed as deceptive advertising and will subject the advertising operators and distributors to penalties more severe than those under the original law. In addition, the PRC Anti-Unfair Competition Law further imposes stringent requirements on various promotional activities, such as prize-giving sales and bundling sales. Violation of these requirements may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish a correction to the misleading information.

The Consumer Protection Law, promulgated by the National People’s Congress Standing Committee in October 1993 and subsequently amended in August 2009 and October 2013, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. The Consumer Protection Law was further amended in October 2013 and became effective in March 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods, such as custom-made goods, fresh and perishable goods) within seven days upon receipt without any reasons when they purchase the goods from business operators on the internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace stores may claim damages from sellers or service providers. Moreover, if business operators deceive consumers when selling products or providing services, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. If business operators knowingly sell defective products to the consumers and such products cause death of the consumers or other victims or cause severe damage to the health of the consumers or other victims, they should not only compensate victims for their loss, but also pay additional damages up to twice of the victims’ loss.

We are subject to the above laws and regulations as an online distributor of commodities and believe that we are currently in compliance with these regulations in all material aspects.

Regulation Relating to Cybersecurity

The National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which took effect from June 1, 2017. Construction, operation, maintenance and use of networks within the territory of the PRC will be subject to the law. Network operators in the PRC are required to perform the following obligations to ensure cyber security under a graded system of cyber security protection:

(1)	formulating internal security management systems and operation manual, to specify the person in charge of cyber security and to define responsibilities in cyber security protection;
(2)	taking technical measures to prevent computer virus, network attacks, network intrusions and other activities that endanger cyber security;
(3)	taking technical measures to monitor and record network operation and cyber security status, and maintaining relevant logs for no less than six months as required;
(4)	taking measures such as data classification, and backup and encryption of important data, etc.; and
(5)	performing other obligations required by relevant laws and administrative regulations.

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

The Measures for Cyber Security Review was issued on April 13, 2020 and came into effect on June 1, 2020. According to the Measures for Cyber Security Review, a critical information infrastructure operator, before purchasing network products and services, shall prejudge the national security risks that may arise after the products and services are put into use. If such products and services will or may affect national security, the operator shall apply for cyber security review to the cyber security review office.

On January 23, 2019, the Office of the Central Cyberspace Affairs Commission and other three authorities jointly issued the Circular on the Special Campaign of Correcting Illegal Collection and Usage of Personal Information via Apps. Pursuant to this 2019 circular, (i) App operators are prohibited from collecting any personal information irrelevant to the services provided by such operator; (ii) information collection and usage policy should be presented in a simple and clear way, and such policy should be consented by the users voluntarily; (iii) authorization from users should not be obtained by coercing users with default or bundling clauses or making consent a condition of a service. App operators violating such rules can be ordered by authorities to correct its incompliance within a given period of time, be reported in public; or even suspend its operation for rectification or cancel its business license or operational permits. On November 28, 2019, SAMR, the Office of the Central Cyberspace Affairs Commission, MIIT and the Ministry of Public Security jointly issued the Measures for the Determination of the Collection and Use of Personal Information by Apps in Violation of Laws and Regulations, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance.

The Provisions on the Cyber Protection of Children’s Personal Information issued by the Cyberspace Administration of China came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

In June 13, 2019, the Cyberspace Administration of China released the draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information, requiring any cross-border transfer of any personal information data collected by domestic network service operators during the course of their operations shall apply for prior assessment and consent by the local competent network information security authority. The Cyberspace Administration of China completed the solicitation of comments on such draft measures on July 13, 2019, while here are still substantial uncertainties about what official measures will be promulgated and when will such official measures be enacted.

In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the laws. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Regulation Relating to Online Transaction

On January 26, 2014, the former State of Administration of Industry and Commerce released the Administrative Measures for Online Transactions, or the Online Transaction Measures, which took effect in March 2014. Under the Online Transaction Measures, online business operators, online service providers and operators of third-party transaction platforms are required to register with SAMR or its local branches and obtain a business license, except where such business operator is an individual who does not have business license but has completed the registration of his or her true name through certain third-party transaction platforms. When selling products to, or providing services for, consumers, online business operators and service providers are required to disclose to consumers their business address and contact details, quantities, quality, and prices or fees of the goods or services, duration and manner of performance, methods of payment, product return and replacement policy, safety precautions and risk warnings, after-sales services, civil liabilities and other information according to the Online Transaction Measures. Online business operators and service providers are also required to procure the security and reliability of the transactions, and provide the products or services consistent with their commitments. Our PRC subsidiaries and consolidated VIE, which are online business operators and service providers, are subject to the Online Transaction Measures.

In August 2018, the National People’s Congress Standing Committee promulgated the E-Commerce Law, which took effect in January 2019. The E-Commerce Law proposes a series of requirements on e-commerce operators, including third-party e-commerce platform operators, registered product or service providers of platforms, and product or services providers operating through a self-built website or any other network. For example, the E-Commerce Law requires e-commerce operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default. The E-Commerce Law also organized rules on e-commerce contact execution and performance between e-commerce product/service providers and customers.

Regulation Relating to Mobile Applications

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect on August 1, 2016, requiring Internet content providers who provide information services through mobile Internet applications, or “apps”, to:

●	verify the real identities of registered users through mobile phone numbers or other similar channels;
●	establish and improve procedures for protection of user information;
●	establish and improve procedures for information content censorship;
●	ensure that users are given adequate information concerning an app, and are able to choose whether an app is installed and whether or not to use an installed app and its functions;
●	respect and protect intellectual property rights; and
●	keep records of users’ logs for 60 days.

If an Internet content provider who provides information services through apps violates these regulations, the internet apps service provider may, through its app store where the Internet content provider distributes its apps, issue warnings to such Internet content provider, suspend the release of or terminate the sale of the apps of such Internet content provider, and keep the relevant records and/or report the violations to governmental authorities.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid. If a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage; and where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulation Relating to Intellectual Property Rights

Patent. Patents in the PRC are principally protected under the Patent Law. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. In addition, the Regulations on the Protection of Rights to Information Network Communication promulgated by the State Council on May 18, 2006 (as amended in 2013), provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

Trademark. Registered trademarks are protected under the Trademark Law and related rules and regulations. Trademarks are registered with the Trademark Office of National Intellectual Property Administration under SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Names. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by MIIT. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center is responsible for the daily administration of.cn domain names and Chinese domain names. In November 2017, MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law.

Regulations on Tax

Enterprise Income Tax

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including FIEs. The EIT Law and its implementation rules permit “high and new technology enterprises”, to benefit from a preferential enterprise income tax rate of 15% subject to these high and new technology enterprises meeting certain qualification criteria.

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

On March 23, 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The default applicable VAT rate is 6%, except: (i) for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease, the applicable VAT rate is 11%; (ii) for providing lease service of tangible property, the applicable VAT rate is 17%; and (iii) for specific cross-bond activities, the applicable VAT rate is zero.

In April 2018, the Ministry of Finance, or MOF, and the SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 17% and 11%, respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 11%, such deduction rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the deduction rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency.

In March 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax, or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to value-added tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 became effective on April 1, 2019 and superseded then existing provisions which were inconsistent with Announcement 39. Therefore, from May 1, 2018 to March 31, 2019, the VAT tax rates of our PRC subsidiaries changed from 17% to 16% on product sales. After April 1, 2019, the VAT tax rates of our PRC subsidiaries changed from 16% to 13% on product sales. VAT tax rate of our service revenue remains to be the same as that before May 1, 2018, which is 6%. We are also subject to surcharges on VAT payments in accordance with PRC law.

Regulation Relating to Dividend Withholding Tax

The EIT Law and its implementation rules provide that since January 1, 2008, an enterprise income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, the SAT Circular 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties.

Regulations Relating to Foreign Exchange and Dividend Distribution Foreign Exchange Regulation

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities or banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency denominated loans or foreign currency is to be remitted into China under the capital account, such as a capital increase or foreign currency loans to our PRC subsidiaries.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used.

In addition, SAFE promulgated the Notice on Issues Concerning Further Clarifying and Regulating the Foreign Exchange Administration under Some Capital Accounts on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under these regulations, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of FIEs, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or SAFE Circular 36, on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope covering ‘‘investment’’ to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On April 9, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated the Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. In October 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, pursuant to which foreign- invested enterprises whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or SAFE Circular 59, which was further amended in May 2015. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which was further revised in 2015, 2018 and 2019, which specify that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

SAFE Circular 37

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released SAFE Circular 13, which became effective from June 1, 2015. According to this notice, local banks shall examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37. Beneficial owners of the special purpose vehicle who are PRC citizens are also required to make annual filing with the local banks regarding their overseas direct investment status.

Mr. Vincent Wenbin Qiu and Mr. Junhua Wu have completed initial filings with the local counterpart of SAFE relating to their investments in us. However, we may not be aware of the identities of all our beneficial owners who are PRC residents. In addition, we do not have control over our beneficial owners and cannot assure you that all of our PRC resident beneficial owners will comply with SAFE Circular 37 and its implementation rules, including relevant annual filing requirement. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries or receive dividends or other distributions from our PRC subsidiaries or other proceeds from disposal of our PRC subsidiaries, or we may be penalized by SAFE.

Share Option Rules

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, SAFE issued the Circular of SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or SAFE Circular 7 in 2012. Pursuant to SAFE Circular 7, employees, directors, supervisors, and other senior officers who participate in any equity incentive plan of publicly-listed overseas companies and who are PRC citizens or non-PRC citizens residing in China for a consecutive period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed companies, and complete other procedures with respect to the equity incentive plan. In addition, the PRC agent is required to amend SAFE registration with respect to the equity incentive plan if there is any material change to the equity incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of these individuals who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with these individuals’ exercise of the employee share options. Such individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individuals. Shanghai Baozun Wujiang Branch has completed SAFE registration under SAFE Circular 7 on behalf of the participants to our share incentive plans.

Regulations Relating to Employment

The Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. Pursuant to the Labor Contract Law, a written labor contract is required when an employment relationship is established between an employer and an employee. An employer is obligated to sign a labor contract with an employee with an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. According to the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); and (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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
Shanghai Yingsai Advertisement Limited (PRC)
Shanghai Bodao E-Commerce Limited (PRC)
Baozun Hongkong Limited (Hong Kong)
Shanghai Zunyi Business Consulting Ltd.(1) (PRC)
100%
Shanghai Fengbo E-Commerce Limited (PRC)
Direct Ownership
Contractual arrangements

(1)	Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Its business includes providing brand e-commerce service to our brand partners.

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

According to the contractual arrangement entered into by Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang, each of Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang confirms that he has made proper arrangements and executed all necessary documents to ensure that, in case of his death, disability, bankruptcy, divorce or other circumstances which may affect his exercise of equity interest, such shareholder’s successor, custodian, creditor, spouse or the like who may obtain the Shanghai Zunyi’s equity interest or relevant rights will not influence to hinder the performance of these contractual arrangements.

As a result of these contractual arrangements, we have the power to direct the activities of Shanghai Zunyi, and through the service fee paid to us under the exclusive technology service agreement, we can receive substantially all of the economic benefits of Shanghai Zunyi even though we do not receive all of the revenues generated by Shanghai Zunyi. We include the financial results of each of the variable interest entity and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries. Our VIE contributed an aggregate of 9.1%, 8.6% and 9.8% of our net revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of Shanghai Baozun and Shanghai Zunyi do not violate any applicable PRC laws and regulations currently in effect; (ii) the contractual arrangements between Shanghai Baozun, Shanghai Zunyi and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws or regulations currently in effect; and (iii) the contractual arrangements entered into by the variable interest entity, the corresponding subsidiaries and the respective VIE equity holders governed by PRC laws and regulations will not be deemed as “concealment of illegal intentions with a lawful form” and void under the PRC Contract Law.

Based on the above, our directors believe that the agreements underlying the contractual arrangements as described above that confer significant control and economic benefits from the variable interest entity to us are enforceable under the relevant laws.

As of the date of this annual report, we had not encountered any interference or encumbrance from any PRC governing bodies in operating our business through the variable interest entity under the contractual arrangements.

Under relevant PRC laws and regulations, none of our company and Shanghai Baozun is expressly legally required to share the losses of, or provide financial support to, our VIE. Further, our VIE is a limited liability company and shall be solely liable for its own debts and losses with assets and properties owned by it. Shanghai Baozun intends to continuously provide to or assist our VIE in obtaining financial support when deemed necessary. Given that we include the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries, any losses suffered by our VIE would be reflected in our consolidated financial statements. There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of the date of this annual report, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

SAFE promulgated SAFE Circular 37 on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

Mr. Vincent Wenbin Qiu and Mr. Junhua Wu have completed initial filings with the local counterpart of SAFE relating to their initial investments in us.

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

We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of the Latest Practicable Date, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

D.           Property, Plants and Equipment

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 48,000 square meters of offices and operation centers as of December 31, 2020. In addition, as of December 31, 2020, we leased 17 warehouses with an aggregate gross floor area of approximately 522,000 square meters in Suzhou, Shenzhen, Tianjin, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing and Hong Kong. Our premises are leased under operating lease agreements from unrelated third parties.

In addition, as of December 31, 2020, we owned the land use right for an area of approximately 133,500 square meters, located in Suzhou, China, along with title to buildings with a gross floor area of approximately 118,000 square meters located on that land that we use as a warehouse.

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

A.           Operating Results

Overview

We are the leader and a pioneer in the brand e-commerce service industry in China, with a 7.9% market share as measured by GMV in 2019, according to iResearch. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions.

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data tracking and analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings.

Based on the different needs of our brand partners, we operate under three business models: distribution model, service fee model and consignment model. We derive product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model, and derive services revenues primarily through charging brand partners and other customers fees under the service fee model and consignment model.

Our GMV was RMB29,426.0 million, RMB44,410.3 million and RMB55,687.4 million (US$8,534.5 million) in 2018, 2019 and 2020, respectively. In 2018, 2019 and 2020, our total net revenues were RMB5,393.0 million, RMB7,278.2 million and RMB8,851.6 million (US$1,356.6 million), respectively. For the same periods, net revenues from product sales accounted for 46.7%, 47.0% and 44.1%, respectively, of our total net revenues. We recorded net income of RMB269.8 million, RMB281.9 million and RMB426.5 million (US$65.4 million) in 2018, 2019 and 2020, respectively. We had non-GAAP net income of RMB346.8 million, RMB358.2 million and RMB536.1 million (US$82.2 million) in 2018, 2019 and 2020, respectively. See “Item 3. Key Information—A. Selected Financial Data—Non-GAAP Financial Measures.”

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

●	Our ability to retain and attract brand partners. The number of our brand partners directly affects our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.
●	Our ability to increase GMV and revenues and manage pricing. Increases in GMV and revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to consumers and expand product offerings. Increases in GMV and revenues also depend on our ability to manage product pricing and maintain the level of services fees charged to our brand partners and other customer.

●	Our ability to enhance cooperation with marketplaces and other channels. We generate a substantial portion of our revenues through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou.
●	Our ability to innovate and effectively invest in our technology platform and fulfillment infrastructure. Our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies, especially data analytics and marketing know-how, is key to better serving our brand partners and helping them enhance their e-commerce success. This will in turn contribute to our ability to retain and attract brand partners, sell more solutions and generate more revenues. Our ability to invest in our technology platform and fulfillment infrastructure cost-effectively also affects our results of operations.
●	Our ability to manage our business model mix and product mix. We generally operate e-commerce businesses for our brand partners based on one of our three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues primarily under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In addition to serving our brand partners, we also provide digital marketing and other services to other customers under our service fee model. Our net revenues as a percentage of our GMV and our profitability could vary depending on the mix of our product sales revenues and services revenues, and brand partners' category mix during certain time period. In addition, depending on the product category, we may derive more revenues from product sales than services, or vice versa, which may further impact our profitability.
●	Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics service providers. Our ability to gain better insight into inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

The COVID-19 pandemic has caused an adverse impact on the Chinese and global economy, as well as the e-commerce industry. Nevertheless, we were still able to achieve 25.4% and 21.6% year-over-year increase in our GMV and net revenues in the year ended December 31, 2020, respectively, compared with 2019, due to our continual efforts in empowering our brand partners through our industry-leading technology capabilities. The negative impact of the COVID-19 pandemic on us was primarily in the first quarter of 2020, during which we incurred incremental costs associated with the pandemic, such as incremental fulfillment expenses primarily due to interruptions to logistics services and higher labor cost for temporary fulfillment staff as a result of COVID-19 and incremental general and administrative expenses primarily due to extra labor cost, purchase of COVID-19 supplies and cost for disinfection. Such incremental costs have caused our income from operations and net income for the three months ended March 31, 2020 to decrease. As the Chinese economy and e-commerce industry started to recover from COVID-19 in the second quarter of 2020, the negative impact of COVID-19 on us diminished and we achieved year-over-year growth in our income from operations and net income in the year ended December 31, 2020. However, the extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts. We cannot assure you that, for the year ending December 31, 2021 or any future period, we will be able to achieve the same level of net income that we previously achieved. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business. In particular, the COVID-19 pandemic had and may continue to have a negative impact on our business, results of operations and financial condition.” Despite the uncertainty of the economic environment, we believe that our current levels of cash balances, cash flows from operations and existing credit facilities will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months.

Financial Operations Overview

The following describes key components of our statements of operations:

Net Revenues

We generate revenue from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses based on one of our three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues primarily through selling products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and generally sell branded goods directly to consumers through our online stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data. The amount of goods returned was RMB120.8 million, RMB232.4 million and RMB212.2 million (US$32.5 million) for the years ended December 31, 2018, 2019 and 2020, respectively, accounting for 4.6%, 6.4% and 2.4% of the product sales revenue in the respective periods.

We derive services revenues primarily under the consignment model and service fee model. Under the service fee model, we provide a variety of e-commerce services, such as IT solutions, online store operation, digital marketing, and customer service to our brand partners and other customers. Under the consignment model, in addition to the services provided under the service fee model, we also provide warehousing and fulfillment services, whereby our brand partners (and/or their authorized distributors) stock goods in our warehouses for future sales and we act as an agent to facilitate our brand partners’ online sales of their branded products as we bear no physical and general inventory risk and have no discretion in establishing price.

For services provided under the consignment model or service fee model, we charge our brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. In particular, variable fees based on GMV are calculated using a predetermined ratio that we have negotiated with our brand partners, which may vary depending on factors such as the type and extent of the services we render. Revenue generated from some IT solutions such as one-time online store design and setup services is recognized at a point in time when the services are rendered. Revenue generated from services relating to online store operation, digital marketing, customer services, and warehousing and fulfillment are recognized over the service term in the amount including fixed fees and/or variable fees to which we have a right to invoice.

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	2,516,862	46.7	3,422,151	47.0	3,906,611	598,714	44.1
Services	2,876,175	53.3	3,856,041	53.0	4,944,952	757,847	55.9
Total net revenues	5,393,037	100.0	7,278,192	100.0	8,851,563	1,356,561	100.0

The following table sets forth the following operating data for each period indicated.

	For the Year Ended December 31,
	2018	2019	2020
Number of brand partners as of the period end(1)	185	231	266
Number of GMV brand partners as of the period end(2)	178	222	258
Total GMV(3) (RMB in millions)	29,426.0	44,410.3	55,687.4
Distribution GMV(4)	2,902.0	3,849.5	4,334.6
Non-distribution GMV(5)	26,524.0	40,560.8	51,352.8
Average GMV per GMV brand partner(6) (RMB in millions)	182	222	232
(1)	Brand partners are defined as companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names.
(2)	GMV brand partners are brand partners that contributed to our GMV during the period.
(3)	GMV is defined as (i) the full value of all purchases transacted and settled on stores operated by us and (ii) the full value of purchases for which consumers have placed orders and paid deposits at such stores and which have been settled offline. Our calculation of GMV includes value added tax but excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
(4)	Distribution GMV refers to the GMV under the distribution business model.
(5)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(6)	Average GMV per GMV brand partner is calculated by dividing GMV by the average number of GMV brand partners as of the beginning and end of the respective periods.

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%
Net revenues	5,393,037	100.0	7,278,192	100.0	8,851,563	100.0
Operating expenses
Cost of products	(2,034,852)	(37.7)	(2,774,342)	(38.1)	(3,326,243)	(37.6)
Fulfillment	(1,262,302)	(23.4)	(1,678,191)	(23.1)	(2,259,176)	(25.5)
Sales and marketing	(1,338,970)	(24.8)	(1,815,642)	(24.9)	(2,130,667)	(24.1)
Technology and content	(268,973)	(5.0)	(392,951)	(5.4)	(409,870)	(4.6)
General and administrative	(154,845)	(2.9)	(215,660)	(3.0)	(224,045)	(2.5)
Other operating income (expenses), net	22,678	0.4	(17,753)	(0.2)	57,115	0.6
Total operating expenses	(5,037,264)	(93.4)	(6,894,539)	(94.7)	(8,292,886)	(93.7)

Cost of products is incurred under the distribution model. Cost of products consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Inbound shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the consumers. Our cost of products does not include other direct costs related to product sales such as shipping and handling expenses, payroll and benefits of staff, rental expenses of logistic centers and depreciation expenses. Therefore our cost of products may not be comparable to other companies which include such expenses in their cost of products.

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. We expect our fulfillment expenses to increase as we will lease more warehouses or cooperate with more warehouse operators to meet the demand driven by the increase in GMV and the expansion of our fulfillment services. We plan to make our fulfillment operations more efficient by enhancing the utilization rate of available spaces, deploying automated warehouse facilities, optimizing our third-party couriers network, and improving workflow efficiency.

Our sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, service fees paid to marketplaces, agency fees and costs for promotional materials. Our sales and marketing expenses have increased in recent years primarily due to the growth of our sales and marketing team and an expansion of our marketing efforts. We expect that our sales and marketing expenses will continue to increase due to our increased sales volume contributed by our existing and new brand partners and as we devote further efforts to expand digital marketing services for our brand partners and other customers and engage in additional advertising and marketing activities. We plan to make our sales and marketing more efficient by promotion operation automation, enhancing the effectiveness of marketing activities and improving the workflow efficiency.

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department , technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. We expect spending in technology and content to increase over time as we continue to invest in our technology platform to provide comprehensive services to brand partners.

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

Taxation

Cayman Islands

Our company was incorporated in the Cayman Islands as an exempted company with limited liability.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

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

China

Generally, our subsidiaries and consolidated VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Entities qualified as “high and new technology enterprises,” are entitled to a preferential enterprise income tax rate of 15%. Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2017 and 2020, respectively, and is therefore subject to a 15% preferential income tax rate for 2017, 2018, 2019 and 2020. For the years of 2021 and 2022, Shanghai Zunyi can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. One of our PRC subsidiaries, Shanghai Fenghe, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2018 and is therefore subject to a 15% preferential income tax rate for 2018, 2019 and 2020. One of our PRC subsidiaries, Shanghai Canyang, qualified as a “high and new technology enterprise” with a valid term of three years starting from 2020 and is therefore subject to a 15% preferential income tax rate for 2020. For the years of 2021 and 2022, Shanghai Canyang can continue to enjoy the 15% preferential income tax rate subject to its satisfaction of certification criteria as a high and new technology enterprise. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Before May 1, 2018, we are subject to VAT at a rate of 17% on product sales and 6% on our services, in each case less any deductible VAT we have already paid or borne. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the MOF and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rate of 17% and 11% are changed into 16% and 10%, respectively. In March 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax, or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to VAT tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 became effective on April 1, 2019 and superseded then existing provisions which were inconsistent with Announcement 39. Therefore, from May 1, 2018 to March 31, 2019, the VAT tax rates of our PRC subsidiaries changed from 17% to 16% on product sales. After April 1, 2019, the VAT tax rates of our PRC subsidiaries changed from 16% to 13% on product sales. VAT tax rate of our services revenues remains to be the same as that before May 1, 2018, which is 6%. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital entered into on August 21, 2006 and receive approval from the relevant tax authority. If the relevant Hong Kong entities satisfy all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong entities would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, such entity would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

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

Product Sales

We generate product sales revenues primarily through selling the products that we purchase from our brand partners and/or their authorized distributors to consumers under the distribution model. Under this model, we identified one performance obligation which is to sell goods selected and purchased from our brand partners and/or their authorized distributors directly to customers through online stores we operate. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) we rather than the brand partner, are primarily responsible for fulfilling the promise to provide the specified good; (ii) we bear the physical and general inventory risk once the products are delivered to our warehouse; (iii) we have discretion in establishing price.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized when customers accept the products upon delivery. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring products to customers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data we have maintained and our analysis of returns by categories of products.

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

We utilize delivery service providers to deliver products to our consumers, which we refer to as shipping activities but the delivery service is not considered as a separate obligation as the shipping activities are performed before the consumers obtain control of the products. Therefore, shipping activities are not considered a separate promised service to the consumers but rather are activities to fulfill our promise to transfer the products and are recorded as fulfillment expenses.

Services

In some instances, we act as a service provider, under the consignment model or service fee model, to facilitate our brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services including IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services, of which brand partners may elect to use all or some services that best fit their needs. Each category of the services provided is considered as one performance obligation as they are distinct from each other. Most of our service contracts include multiple performance obligations as they include the provision of a combination of various services based on our brand partner’s requirements. We charge our brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold or other variable factors such as number of orders fulfilled. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered, while revenue generated from other services is recognized over the service term. We apply the practical expedient to recognize the services except for one-time online store design and setup services in the amount to which we have a right to invoice on a monthly basis with a credit period of one month to four months.

We act as the principal in service provision but not in product sales for our brand partners, and therefore, we only recognize service fees as revenue in our consolidated statements of operations.

All the costs that we incur in the provision of the above services are classified as operating expenses on our consolidated statements of operations.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when we have satisfied our performance obligation and have the unconditional right to payment.

We sometimes receive advance payments from consumers before the service is rendered, which is recorded as an advance from customers included in the accrued expenses and other current liabilities on the consolidated balance sheet.

Practical Expedients and Exemptions

We elect not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which we recognize revenue at the amount that we have the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

Inventories, net

Inventories, net, consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment. When evidence exists that the net realizable value of inventory is lower than its cost, a write-down is recognized in cost of products in the consolidated statements of operation in the period when it occurs. Inventory write-downs related to the accidents, i.e. fire, are recorded in other operating income (expense), net in the consolidated statements of operations.

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million (US$15.3 thousand) is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From our inception to 2020, we are subject to examination of the PRC tax authorities.

Intangible assets, net

Intangible assets mainly consist of trademark, internally developed software and supplier relationships. Trademarks are recorded at cost and amortized on a straight-line basis over the estimated economic useful life of 10 years. The trademarks have been used in our brand e-commerce business. They have been registered with relevant authorities and are effective for an initial period of ten years, subject to renewal upon expiration. We believe that ten years’ cash flows are reasonably expected from the contribution of the trademarks.

For internally developed software, we expense all internal-use software costs incurred in the preliminary project stage and capitalize direct costs associated with the development of internal-use software. This internally developed software mostly consists of order management, customer management and retailing solution systems, which are amortized over three years on a straight-line basis. We had internally developed software not yet available for use of RMB26.7 million, RMB64.9 million and RMB70.8 million (US$10.8 million) as of December 31, 2018, 2019 and 2020, respectively. As there was no indicator of impairment as described in ASC 350-40-35-1 noted based on our qualitative review, we did not perform impairment analysis on the intangible assets not yet available for use during the year ended December 31, 2020.

Supplier relationships are generated from business combination in 2017, representing the relationship that arose as a result of existing supply agreements with certain brand partners of the subsidiary. Supplier relationships are recorded at fair value, and amortized on a straight-line basis over the estimated useful life of 10 years based on the following considerations:

a. Before the acquisition, the acquiree already had long-term cooperation with these brand partners.

b. These brand partners are still in business with us as of the date of this annual report and there has not been any indication that they will terminate their cooperation with us in the near future.

c. Based on our historical experience with other brand partners, although cooperation agreements with brand partners typically have a term of 12 to 36 months, ten-year cooperation is common and represents a reasonable expectation.

Recently Issued Accounting Pronouncements Not Yet Adopted

See Item 18 of Part III, “Financial Statements—Note 2—Summary of Significant Principal Accounting Policies—(af) Recently Issued Accounting Pronouncements.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	2,516,862	46.7	3,422,151	47.0	3,906,611	598,714	44.1
Services	2,876,175	53.3	3,856,041	53.0	4,944,952	757,847	55.9
Total net revenues	5,393,037	100.0	7,278,192	100.0	8,851,563	1,356,561	100%
Operating expenses(1)
Cost of products	(2,034,852)	(37.7)	(2,774,342)	(38.1)	(3,326,243)	(509,769)	(37.6)
Fulfillment	(1,262,302)	(23.4)	(1,678,191)	(23.1)	(2,259,176)	(346,234)	(25.5)
Sales and marketing	(1,338,970)	(24.8)	(1,815,642)	(24.9)	(2,130,667)	(326,539)	(24.1)
Technology and content	(268,973)	(5.0)	(392,951)	(5.4)	(409,870)	(62,815)	(4.6)
General and administrative	(154,845)	(2.9)	(215,660)	(3.0)	(224,045)	(34,336)	(2.5)
Other operating income (expense), net	22,678	0.4	(17,753)	(0.2)	57,115	8,753	0.6
Total operating expenses	(5,037,264)	(93.4)	(6,894,539)	(94.7)	(8,292,886)	(1,270,940)	(93.7)
Income from operations	355,773	6.6	383,653	5.3	558,677	85,621	6.3
Other income (expenses)
Interest income	8,017	0.1	42,614	0.6	41,373	6,341	0.5
Interest expense	(13,058)	(0.2)	(61,316)	(0.8)	(66,124)	(10,134)	(0.7)
Impairment loss of investments	(9,021)	(0.2)	(9,021)	(0.1)	(10,800)	(1,655)	(0.1)
Exchange gain (loss)	(5,991)	(0.1)	(7,663)	(0.1)	25,725	3,943	0.3
Income before income tax and share of income in equity method investment	335,720	6.2	348,267	4.9	548,851	84,116	6.2
Income tax expense	(64,953)	(1.2)	(71,144)	(1.0)	(127,787)	(19,584)	(1.4)
Share of income (loss) in equity method investment	(996)	(0.0)	4,768	(0.1)	5,470	838	0.1
Net income	269,771	5.0	281,891	4.0	426,534	65,370	4.8%
Net (income) loss attributable to noncontrolling interests	(59)	(0.0)	187	0.0	(796)	(122)	(0.0)
Net (income) loss attributable to redeemable noncontrolling interests	—	—	(781)	(0.0)	254	39	—
Net income attributable to ordinary shareholders of Baozun Inc.	269,712	5.0	281,297	4.0	425,992	65,287	4.8
Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	1.59	0.0	1.62	0.0	2.27	0.35	0.0
Diluted	1.50	0.0	1.57	0.0	2.23	0.34	0.0
Net income per ADS attributable to ordinary shareholders of Baozun Inc. (2)
Basic	4.76	0.0	4.85	0.0	6.82	1.05	0.0
Diluted	4.51	0.0	4.72	0.0	6.69	1.03	0.0
Weighted average shares used in calculating net income per ordinary share
Basic	169,884,906	—	173,937,013	—	187,322,781	187,322,781	—
Diluted	179,327,029	—	178,932,010	—	190,988,171	190,988,171	—
(1)	Share-based compensation expenses are allocated in operating expenses items as follows:
(2)	Each ADS represents three Class A ordinary shares.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Fulfillment	(5,831)	(9,839)	8,497	1,302
Sales and marketing	(28,346)	(22,209)	38,631	5,921
Technology and content	(13,445)	(9,817)	16,711	2,561
General and administrative	(28,240)	(33,318)	44,601	6,835
	(75,862)	(75,183)	108,440	16,619

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020.

Net Revenues

Our total net revenues increased by 21.6% from RMB7,278.2 million in 2019 to RMB8,851.6 million (US$1,356.6 million) in 2020. Net revenues generated from product sales increased by 14.2% while net revenues from services increased by 28.2%. The increase in our net revenues generated from product sales was primarily attributable to the increased popularity of brand partners' products, partially offset by slower growth in personal-care products in appliances category. The increase in our net revenues generated from services was primary attributable to the rapid growth of the Company's consignment model and service fee model.

Operating Expenses

Our operating expenses increased by 20.3% from RMB6,894.5 million in 2019 to RMB8,292.9 million (US$1,270.9 million) in 2020. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 19.9% from RMB2,774.3 million in 2019 to RMB3,326.2 million (US$509.8 million) in 2020, primarily due to higher costs associated with an increase in product sales revenue. Cost of products as a percentage of net revenues from product sales increased from 81.1% in 2019 to 85.1% in 2020 primarily due to promotions we conducted to stimulate sales amid the COVID-19 pandemic and a change in category mix.

Fulfillment Expenses. Our fulfillment expenses increased by 34.6% from RMB1,678.2 million in 2019 to RMB2,259.2 million (US$346.2 million) in 2020. The increase was primarily driven by a rise in GMV contribution from our distribution and consignment models and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, including incremental logistics costs associated with the outbreak of COVID-19, (ii) an increase in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners and as we hired more temporary workers during the peak of COVID-19 outbreak in the first quarter of 2020 and extended 11.11 Festival 2020 in the fourth quarter of 2020, and (iii) an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service, all of which were partially offset by efficiency improvements.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 17.4% from RMB1,815.6 million in 2019 to RMB2,130.7 million (US$326.5 million) in 2020. The increase was primarily due to (i) an increase in marketing and platform service fees as we engaged in more advertising activities to increase our GMV and (ii) an increase in labor cost as we hired additional sales and marketing personnel, which were partially offset by efficiency improvements.

Technology and Content Expenses. Our technology and content expenses increased by 4.3% from RMB393.0 million in 2019 to RMB409.9 million (US$62.8 million) in 2020. The increase was primarily due to continuous investments in innovation and productization, partially offset by our cost control initiatives and efficiency improvements.

General and Administrative Expenses. Our general and administrative expenses increased by 3.9% from RMB215.7 million in 2019 to RMB224.0 million (US$34.3 million) in 2020. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff, partially offset by the leverage gained from scale of business.

Other Operating Income (Expense), Net. Other operating income was RMB57.1 million (US$8.8 million) in 2020, compared with other operating expense of RMB17.8 million in 2019. The other operation income in 2020 was mainly government subsidies.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB383.7 million in 2019 to RMB558.7 million (US$85.6 million) in 2020.

Interest Income

Our interest income decreased from RMB42.6 million in 2019 to RMB41.4 million (US$6.3 million) in 2020.

Interest Expense

Our interest expense increased from RMB61.3 million in 2019 to RMB66.1 million (US$10.1 million) in 2020. This increase was primarily due to higher average balance of our borrowings in 2020.

Impairment Loss of Investments

Our impairment loss of investments was RMB10.8 million (US$1.7 million) in 2020, compared with RMB9.0 million in 2019. Our impairment of investments in 2020 was due to the loss of investment in equity investees without readily determinable fair values. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Gain (Loss)

Our exchange gain was RMB25.7 million (US$3.9 million) in 2020, compared with exchange loss of RMB7.7 million in 2019. This exchange gain was primarily due to the appreciation of RMB against the U.S. dollar, as we had net assets in U.S. dollar during 2020.

Income Tax Expense

Our income tax expense was RMB127.8 million (US$19.6 million) in 2020, compared with RMB71.1 million in 2019. Our income tax expense in 2020 was due to taxable profit generated in the same period.

Share of Income in Equity Method Investment

Our share of income in equity method investment increased from RMB4.8 million in 2019 to RMB5.5 million (US$0.8 million) in 2020. This increase was primarily due to the recognition of share of income in equity method investment associated with our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and certain other equity investees.

Net Income

As a result of the foregoing, our net income increased by 51.3% from RMB281.9 million in 2019 to RMB426.5 million (US$65.4 million) in 2020.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB426.0 million (US$65.3 million) in 2020, compared with RMB281.3 million in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019.

Net Revenues

Our total net revenues increased by 35.0% from RMB5,393.0 million in 2018 to RMB7,278.2 million in 2019. Net revenues generated from product sales increased by 36.0% while net revenues from services increased by 34.1%. The increase in our net revenues generated from product sales was primarily attributable to the increased popularity of brand partners’ products, improvement in the effectiveness of our marketing and promotional campaigns, and incremental contribution from newly-acquired brand partners in 2019. The increase in our net revenues generated from services was primarily due to the rapid growth in sales from existing brand partners and the addition of new brand partners under our consignment model and service fee model.

Operating Expenses

Our operating expenses increased by 36.9% from RMB5,037.3 million in 2018 to RMB6,894.5 million in 2019. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 36.3% from RMB2,034.9 million in 2018 to RMB2,774.3 million in 2019. Cost of products as a percentage of net revenues from product sales increased from 80.8% in 2018 to 81.1% in 2019 primarily due to a change in product mix resulting from our acquisition of some new brand partners for distribution model in 2019.

Fulfillment Expenses. Our fulfillment expenses increased by 32.9% from RMB1,262.3 million in 2018 to RMB1,678.2 million in 2019. This increase was primarily due to the increase in GMV from RMB29,426.0 million in 2018 to RMB44,410.3 million in 2019 and specifically, (i) an increase of RMB205.0 million in expenses charged by third-party couriers for dispatching and delivering our products, (ii) an increase of RMB102.6 million in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners, and (iii) an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 35.6% from RMB1,339.0 million in 2018 to RMB1,815.6 million in 2019. This increase was primarily due to an increase in marketing and platform service fees from RMB824.4 million in 2018 to RMB1,120.0 million in 2019, resulting from an increase in our advertising expenditures mainly on Tmall, as we engaged in more advertising activities to increase our GMV, and an increase in expenses incurred relating to digital marketing service. This increase was also attributable to increases in the personnel cost and other expenses attributable to online store operations due to the increase in the number of brand partners and expansion in the number of online stores operated by us.

Technology and Content Expenses. Our technology and content expenses increased by 46.1% from RMB269.0 million in 2018 to RMB393.0 million in 2019. The increase was primarily due to increased investment in our innovation center and the development of new and innovative technologies.

General and Administrative Expenses. Our general and administrative expenses increased by 39.3% from RMB154.8 million in 2018 to RMB215.7 million in 2019. The increase was primarily due to an increase in our administrative, corporate strategy, and business planning staff, as well as the provision for allowance for doubtful accounts in 2019.

Other Operating Income (Expense), Net. Other operating expense was RMB17.8 million in 2019, compared with other operating income of RMB22.7 million in 2018. The increase in other operating expense was mainly due to an operating loss of RMB45.5 million resulting from an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB355.8 million in 2018 to RMB383.7 million in 2019.

Interest Income

Our interest income increased from RMB8.0 million in 2018 to RMB42.6 million in 2019. This increase was primarily due to higher average balance of short-term investments (mainly time deposit) in 2019.

Interest Expense

Our interest expense increased from RMB13.1 million in 2018 to RMB61.3 million in 2019. This increase was primarily due to higher average balance of our borrowings in 2019.

Impairment Loss of Investments

Our impairment loss of investments was RMB9.0 million in 2019, compared with RMB9.0 million in 2018. Our impairment of investments in 2019 was due to the loss of investment in equity investees without readily determinable fair values. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Loss

Our exchange loss increased from RMB6.0 million in 2018 to RMB7.7 million in 2019. This increase was primarily due to the depreciation of RMB against the U.S. dollar, as we had net liabilities in U.S. dollar during 2019.

Income Tax Expense

Our income tax expense was RMB71.1 million in 2019, compared with RMB65.0 million in 2018. Our income tax expense in 2019 was due to taxable profit generated in the same period.

Share of Income (Loss) in Equity Method Investment

Our share of income in equity method investment was RMB4.8 million in 2019, compared with loss of RMB1.0 million in 2018. Our share of income in equity method investment in 2019 resulted from our investment in Pengtai Baozun and other equity investees.

Net Income

As a result of the foregoing, our net income increased by 4.5% from RMB269.8 million in 2018 to RMB281.9 million in 2019.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB281.3 million in 2019, compared with RMB269.7 million in 2018.

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term and long-term bank borrowings, and issuance of the 2024 Notes. As of December 31, 2020, we had RMB3,579.7 million (US$548.6 million) in cash and cash equivalents and RMB151.4 million (US$23.2 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2020, we had one-year credit facilities for an aggregate amount RMB1,612.8 million (US$247.2 million) from seven Chinese commercial banks. Under these credit facilities, we had RMB357.8 million (US$54.8 million) as guarantee for the issuance of notes payable, and RMB20.7 million (US$3.2 million) for the issuance of letters of guarantee to our suppliers, so as of December 31, 2020, we have RMB1,234.3 million (US$189.2 million) available for future borrowing under these credit facilities.

In October 2019, we entered into a one-year bank loan contract under which we can borrow up to RMB700 million (US$100.5 million) by October 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2020, the contract has expired.

We also pledged cash of RMB151.4 million (US$23.2 million) to banks in relation to bank guarantees issued on behalf of us, deposit required by our business partners or security for issuance of commercial acceptance notes that mainly relate to purchase of inventories as of December 31, 2020.

In April 2019, we completed our offering of the 2024 Notes in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the 2024 Notes. The conversion rate may be increased in connection with a make-whole fundamental change and is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, began November 1, 2019.

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code “9991”. The gross proceeds to the company from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$427.7 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. The company received total net proceeds of approximately HK$3,511.4 million (US$452.9 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

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

Our accounts receivable mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. We normally charge service fees to our brand partners with a credit period of one month to four months. As of December 31, 2018, 2019 and 2020, our accounts receivable amounted to RMB1,547.6 million, RMB1,800.9 million and RMB2,189.0 million (US$335.5 million), respectively. As of the date of this annual report, we have settled RMB1,316.9 million (US$201.8 million) of our accounts receivable as of December 31, 2020, constituting 60.2 % of the accounts receivable then outstanding, net of allowance for doubtful accounts. The increase in accounts receivable over these periods was due to the increase in our product sales and service volumes. Our accounts receivable turnover days were 89 days in 2018, 84 days in 2019 and 82 days in 2020. The decreases in turnover days over these periods was due to efficiency enhancement of working capital management. Accounts receivable turnover days for a given period are equal to the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our inventories were RMB650.3 million, RMB896.8 million and RMB1,026.0 million (US$157.2 million) as of December 31, 2018, 2019 and 2020. Our inventory turnover days were 93 days in 2018, 102 days in 2019 and 106 days in 2020. The increase in our inventories over these periods reflected the additional inventory required to support our sales volumes, the increase of the scale of our existing and new brand partners under the distribution model. The increase in our inventory turnover days from 2018 to 2019 was due to changes in our product mix with new brands acquired and our higher level of product purchases based on preferential procurement terms. The increase in our inventory turnover days from 2019 to 2020 was due to changes in our product mix with new brands acquired. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2018, 2019 and 2020, our accounts payable amounted to RMB886.3 million, RMB877.1 million and RMB421.6 million (US$64.6 million), respectively. The decrease in accounts payable from December 31, 2019 to December 31, 2020 was due to change of business mode for one brand and more usage of notes for payment. Our accounts payable turnover days were 132 days in 2018, 116 days in 2019 and 71 days in 2020. The decreases in accounts payable turnover days over these periods was mainly due to new brands acquired with shorter credit periods. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of or filing with government authorities and limits on the amount of capital contributions and loans. In addition, subject to applicable restrictions under PRC foreign exchange laws and regulations, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated VIE only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises or consolidated affiliated entity.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by (used in) operating activities	(98,502)	301,396	310,014	47,512
Net cash provided by (used in) investing activities	37,564	(1,133,451)	(616,367)	(94,462)
Net cash provided by financing activities	331,225	1,776,891	2,666,837	408,710
Net increase in cash, cash equivalents and restricted cash	270,287	944,836	2,360,484	361,760
Cash, cash equivalents and restricted cash, beginning of year	293,657	582,855	1,526,810	219,312
Effect of exchange rate changes	18,911	(881)	(156,275)	(9,268)
Cash, cash equivalents and restricted cash, end of year	582,855	1,526,810	3,731,019	571,804

Operating Activities

Net cash provided by operating activities in 2020 was RMB310.0 million (US$47.5 million) and primarily consisted of net income of RMB426.5 million (US$65.4 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB151.7 million (US$23.3 million) of depreciation and amortization, RMB108.5 million (US$16.6 million) of inventory write-down, RMB108.4 million (US$16.6 million) of share-based compensation and RMB25.2 million (US$3.9 million) of amortization of issuance cost of the 2024 Notes. In 2020, the principal items accounting for the changes in operating assets and liabilities were a decrease in accounts payable of RMB450.8 million (US$69.1 million), an increase in inventories of RMB237.7 million (US$36.4 million), an increase in operating lease liabilities of RMB87.7 million (US$13.4 million) and a decrease in income tax payables of RMB9.4 million (US$1.4 million), partially offset by an increase in accounts receivable of RMB400.1 million (US$61.3 million), an increase in notes payable of RMB290.1 million (US$44.5 million), an increase in accrued expenses and other current liabilities of RMB392.8 million (US$60.2 million), an increase in operating lease right-of-use assets of RMB84.2 million (US$12.9 million) and an increase in prepayments and other current assets of RMB50.5 million (US$7.7 million). Such changes in operating assets and liabilities were primarily due to seasonality and the impact of COVID-19.

Net cash provided by operating activities in 2019 was RMB301.4 million and primarily consisted of net income of RMB281.9 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB120.1 million of depreciation and amortization expenses, RMB76.2 million of inventory write-down, RMB75.2 million of share-based compensation expenses and RMB16.6 million of amortization of issuance cost of convertible senior notes. In 2019, the principal items accounting for the changes in operating assets and liabilities were an increase in inventories of RMB320.1 million, an increase in accounts receivable of RMB247.8 million, an increase in prepayments and other current assets of RMB100.7 million, and an increase in advances to suppliers of RMB39.2 million, partially offset by an increase in accrued expenses and other current liabilities of RMB242.5 million, an increase in notes payable of RMB183.9 million, and an increase in income tax payables of RMB19.2 million. The increase in our inventories, accounts receivable, prepayments and other current assets, advances to suppliers, notes payable and income tax payables was due to the growth of our business. Our accrued expenses and other current liabilities increased primarily due to increases in logistics, marketing and salary expenses payable.

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

Investing Activities

Net cash used in investing activities was RMB616.4 million (US$94.5 million) in2020, and primarily consisted of (i) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (ii) purchases of short-term investment, (iii) additions of intangible assets due to capitalization of internally developed software and (iv) investment in equity investees, and partially offset by proceeds from maturity of short-term investments.

Net cash used in investing activities was RMB1,133.5 million in 2019, and primarily consisted of (i) purchases of short-term investments, (ii) purchases of long-term time deposits, (iii) purchase of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, and (iv) additions of intangible assets due to cost incurred for internal development of software.

Net cash provided by investing activities was RMB37.6 million in 2018, and primarily consisted of proceeds from maturity of short-term investments, partially offset by purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, and additions of intangible assets due to cost incurred for internal development of software.

Financing Activities

Net cash provided by financing activities was RMB2,666.8 million (US$408.7 million) in 2020, primarily attributable to (i) proceeds of RMB3,095.6 million (US$474.4 million) from public offering on the Hong Kong Stock Exchange, net of issuance cost, and (ii) repayment of short-term bank loans of RMB663.9 million (US$101.7 million), partially offset by proceeds of RMB235.4 million (US$36.1 million) from short-term bank loans.

Net cash provided by financing activities was RMB1,776.9 million in 2019, primarily attributable to (i) proceeds of RMB1,847.8 million from issuance of convertible senior notes, net of issuance cost, and (ii) proceeds of RMB916.6 million from short-term bank loans, partially offset by repayment of short-term and long-term borrowings of RMB993.7 million.

Net cash provided by financing activities was RMB331.2 million in 2018, primarily attributable to proceeds from short-term bank loans of RMB780.1 million and a long-term loan of RMB63.3 million, partially offset by repayment of borrowings of RMB515.9 million.

Capital Expenditures

We had capital expenditures of RMB208.7 million, RMB152.9 million and RMB158.6 million (US$24.3 million) in 2018, 2019 and 2020, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use rights. Actual future capital expenditures may differ from the amounts indicated above. We have no capital commitment as of December 31, 2020.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2020, the amount restricted, including paid-in capital and statutory reserve funds, was RMB1,941.6 million (US$297.6 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 9.1%, 8.6% and 9.8% of our net revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

C.           Research and Development

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. We have a Technology and Innovation Center with offices in Shanghai and Chengdu dedicated to innovating and upgrading our technologies to reinforce our market leadership in China’s brand e-commerce solutions market. The Technology and Innovation Center focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model- Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We are now in the process of integrating and migrating all of our core e-commerce systems and applications to Baozun Hybrid Cloud, which will help us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 762 IT professionals to design, develop and operate our technology platform as of December 31, 2020.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements for the years ended December 31, 2018, 2019 and 2020.

F.           Tabular Disclosure of Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2020:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Operating lease obligations	600,246	91,992	193,228	29,613	270,449	41,449	133,850	20,513	2,719	417
1.625% Convertible senior notes due 2024 with principal and interest	1,896,433	290,641	29,161	4,469	58,320	8,938	1,808,952	277,234	—	—
Total	2,496,679	382,633	222,389	34,082	328,769	50,387	1,942,802	297,747	2,719	417

The 2024 Notes are in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the notes. The conversion rate may be increased in connection with a make-whole fundamental change and is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, beginning on November 1, 2019.

As of December 31, 2020, we also had operating lease liabilities amounting to RMB535.6 million (US$82.1 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

G.          Safe Harbor

This report contains forward-looking statements within the meaning of section 27A of the Securities Act, and section 21E of the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining our company

Mr. Vincent Wenbin Qiu	53	Co-founder, Chairman and Chief Executive Officer	Chairman in December 2013 and Chief Executive Officer in December 2013	2007
Mr. Junhua Wu	42	Co-founder, Director and Chief Growth Officer	Director in December 2013 and Chief Growth Officer in December 2017	2007
Mr. Satoshi Okada	62	Director	October 2014	2014
Ms. Jessica Xiuyun Liu	45	Director	July 2017	2017
Mr. Yiu Pong Chan	48	Independent Director	May 2015	2015
Ms. Bin Yu	51	Independent Director	May 2015	2015
Mr. Steve Hsien-Chieng Hsia	57	Independent Director	May 2016	2016
Mr. Benjamin Changqing Ye	50	Independent Director	May 2016	2016
Mr. Arthur Yu	40	Chief Financial Officer	December 2020	2020
Mr. Aaron Kwok Yuen Lung	56	Chief Human Resource Officer	October 2014	2014
Mr. Peter Tao Liang	34	Vice President	November 2019	2014
Mr. Jason Nan Xie	47	Vice President	December 2019	2019
Ms. Tracy Chunlu Li	37	Vice President	April 2021	2017

Mr. Vincent Wenbin Qiu is one of our co-founders. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor’s degree in electronic engineering from Tsinghua University in July 1992 in Beijing, the PRC.

Mr. Junhua Wu is one of our co-founders and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer since December 2017, and as our director since 2012. He primarily supervises our apparel and beauty business. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

Mr. Satoshi Okada has served as a member on our board since October 2014. Mr. Okada has also served as director at Alibaba.com Japan since October 2008, and a director of certain entities that are subsidiaries of Alibaba Group, as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on The Nasdaq Stock Market since 2014, and as a director of Tsubasa Corporation since December 2014. From April 2000 to January 2005, Mr. Okada had held various management positions within the Softbank Corp. group. He also served as director at Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from January 2001 to January 2005 and DeeCorp Limited, a software company, from February 2005 to March 2006.

Ms. Jessica Xiuyun Liu has served as a member of our board since July 2017. Ms. Liu currently serves as the president of Lazada in Alibaba Group and a director of certain entities that are subsidiaries of Alibaba. Ms. Liu joined Alibaba Group in August 2012 as the senior operation expert of the Tmall sports & outdoor department. Since then, she has served in various leadership roles in Alibaba Group, including the president and the senior president of Tmall apparel department, respectively. Ms. Liu received her bachelor’s degree in economics from Nankai University in June 1997 and her master’s degree in economics from the University of International Business and Economics in June 2000 in China.

Mr. Yiu Pong Chan has served as our independent director since May 2015. Mr. Chan has served as a member of Board of Advisors of Cindy Chao The Art Jewel Ltd. since October 2020. In addition, Mr. Chan has served as a special partner of Tumeric Capital Asia IV since April 2021. Mr. Chan served as an executive director from September 2012 to March 2014 and as a managing director from April 2014 to June 2018, at L Catterton Asia, formerly named as L Capital Asia, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to June 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea from March 2015 to March 2018. Mr. Chan was a vice president and a director at Crescent Point Group from August 2006 to September 2007, and from October 2007 to June 2011, respectively. From June 2002 to June 2006, Mr. Chan was a director of Lone Star Asia-Pacific LTD., Taiwan Branch. Mr. Chan worked with McKinsey & Co. Inc. Hong Kong from February 1999 to June 2002. Mr. Chan holds a master’s degree of commerce in accounting and finance with first-class honor in April 1999 and a bachelor’s degree of commerce in May 1996 from the University of Auckland.

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu served as the chief financial officer of Lingochamp Information Technology (Shanghai) Co., Ltd., an AI technology driven education company, from September 2017 to January 2020. Ms. Yu has been a director of iDreamSky Technology Holdings Limited, a China-based digital entertainment platform operator listed on the Hong Kong Stock Exchange, since May 2018. Ms. Yu has been a director of GDS Holdings Limited since November 2016. Ms. Yu has been an independent director of Kuke Music Holdings Limited, a leading provider of classical music licensing, subscription and education services in China listed on the New York Stock Exchange, since January 2021. Ms. Yu has been an independent director of ZERO2IPO HOLDINGS INC., an integrated service platform for equity investment industry listed on the Hong Kong Stock Exchange, since December 2020. In addition, Ms. Yu served as an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, from June 2014 to January 2021. Ms. Yu also served as chief financial officer of Innolight Technology Corporation, a high-speed optical transceiver supplier in China, from January 2015 to May 2016 and the chief financial officer of Star China International Media Limited, a company engaged in the entertainment TV programs business. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2011 to 2012, of Youku Tudou Inc.’s predecessor, Tudou Holdings Limited. Ms. Yu obtained a master’s degree in education and a master’s degree in accounting from the University of Toledo in the United States in August 1998 and May 1999, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013 in Beijing, the PRC. She was a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Mr. Steve Hsien-Chieng Hsia has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of Playnovate, Inc., an online STEAM education service provider in the U.S., since April 2020. Mr. Hsia has been the chief executive officer of the Silicon Valley STEAM Education & Research Association, a non-profit education association promoting STEAM education in Silicon Valley, since May 2018. Mr. Hsia has been the co-founder, director and chief executive officer of Young Outliers, Inc., a Silicon Valley-based education service company since November 2014. Mr. Hsia has served as a director of Wearnes-Starchase Limited, a Singapore-based automobile dealership group, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman Worldwide, LLC, a digital marketing agency under WPP, LLC, an advertising and media holding company. Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia from February 1996 to 2013. Prior to AGENDA Corporation (formerly known as DeliriumCyberTouch Corporation and CyberTouch, respectively), Mr. Hsia co-founded NextWare, an enterprise software company in Malaysia and served as the managing director from 1991 to February 1996. Mr. Hsia received his bachelor’s degree in computer science from the University of California, Berkeley in May 1987.

Mr. Benjamin Changqing Ye has served as our independent director since May 2016. Mr. Ye has also served as an independent director of Hygeia Healthcare Holdings, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019; an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange since December 2018; and an independent director of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. In addition, Mr. Ye has served as a non-executive director of Panjing Harbourview Investment Fund L.L.P. since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director, the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of Advisory Services of Shanghai office and the head of Transaction Services of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Mr. Arthur Yu has served as our chief financial officer since December 2020. Before joining us on September 1, 2020 as Vice President of Finance, Mr. Yu worked for Jaguar Land Rover Plc, where he served as CFO Greater China and Board Supervisor of the Chery Jaguar Land Rover from 2018 to 2020. Prior to this, Mr. Yu worked for BT Group Plc from 2009 to 2018 and held several senior leadership positions in UK and Hong Kong. His last role within BT Group was CFO, Asia, Middle East and Africa and Chairman of BT China. During his time at BT Group, he delivered significant cashflow and profitability improvement through an operational efficiency programme. In his earlier career, Mr. Yu worked as a management consultant for PricewaterhouseCoopers from 2007 to 2009 and worked for Rolls-Royce Plc under its graduate leadership programme from 2004 to 2007. Mr. Yu received a BSc degree in management sciences from Warwick University in 2003 in England, an MSc degree in management information systems from the London School of Economics in 2004 in England, and an Executive MBA degree from Judge Business School, University of Cambridge in 2016 in England. He is currently a fellow member of the Charted Institute of Management Accountant.

Mr. Aaron Kwok Yuen Lung currently serves as our chief human resources officer. Mr. Kwok joined us in October 2014. Prior to joining us, Mr. Kwok was a non-executive director at Beijing VastSmart Trading Co., Ltd from 2012 to 2014. From April 2003 to November 2011, Mr. Kwok successively worked as person in charge of electronic display equipment department, person in charge of new channel department and director of computer accessories department of Philips (China) Investment Co., Ltd. Mr. Kwok received his bachelor’s degree in computer science from Fudan University in July 1989 in Shanghai, the PRC.

Mr. Peter Tao Liang currently serves as our vice president, in charge of operation of logistics and supply chain group. Mr. Liang rejoined us in November 2019. Mr. Liang served as our vice president, primarily supervising our logistic and administrative departments, from January 2017 to August 2019. Prior to that, Mr. Liang held a number of positions with us, including our logistics director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

Mr. Jason Nan Xie has served as our vice president in charge of IT engineering and management since December 2019. Prior to joining us, Mr. Xie worked as the chief technology officer at Guangzhou Yingzi Technology Inc., a farm-to-table supply chain technology company, from August 2018 to June 2019. From June 2014 to March 2018, Mr. Xie served as the general manager in charge of R&D operations at Vipshop (US) Inc., a big data and artificial intelligence focused technology subsidiary affiliated to Vipshop Holdings Limited, which is a Chinese online discount retailer listed on the New York Stock Exchange. Mr. Xie worked as a senior product manager at eBay from January 2012 to June 2014. Mr. Xie has extensive experience in enterprise applications and consumer internet industries. He received his bachelor’s degree in mathematics from the University of North Carolina at Chapel Hill in May 1997 and master’s degree in computer sciences from the University of Wisconsin-Madison in May 2000 in the U.S.

Ms. Tracy Chunlu Li currently serves as our vice president in charge of strategic business development. Ms. Li joined us in July 2017, and held a number of positions with us, including our general manager of luxury, beauty and cosmetics, fast moving consumer goods and mother and baby products business department, from 2019 to 2020, our general manager of appliances, electronics and home and furnishings business department, from 2018 to 2019, and our vice general manager of social networking e-commerce business department, from 2017 to 2018. Prior to joining us, Ms. Li worked for Monitor Deloitte, the advisory business of Deloitte, from 2007 to 2017, where she held several positions, including associate director from 2015 to 2017. Ms. Li received her bachelor’s degrees in economics and in journalism from Peking University in 2005 and her master’s degree in communication from Peking University in 2007 in China.

B.           Compensation

In 2020, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB101.7 million (US$15.6 million) to our directors and executive officers as a group and granted an aggregate of 1,023,219 restricted share units to our directors and executive officers.

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

The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors, being our directors other than our executive directors, namely Mr. Satoshi Okada, Ms. Jessica Xiuyun Liu, Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment.

Share Incentive Plans

We have adopted a number of share incentive plans since our inception. The following share incentive plans are those currently in effect:

●	2014 Share Incentive Plan, or the 2014 Plan; and
●	2015 Share Incentive Plan, or the 2015 Plan.

The following summarizes, as of December 31, 2020, the options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People's Republic of China—Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares which may be issued pursuant to all awards under the 2014 Plan is 20,331,467. As of December 31, 2020, the number of shares which may be issued pursuant to all outstanding options under the 2014 Plan is 2,004,465.

On May 5, 2015, we adopted our 2015 Plan, which was amended in July 2016. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased by 2,641,679 to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the 2015 Plan, as amended, if on December 31 of each year beginning in 2016, the unissued shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding shares. On December 31, 2016, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2017, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 2,334,986 to 1.5% of the then total issued and outstanding shares, which was 2,391,180. On December 31, 2017, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2018, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 996,171 to 1.5% of the then total issued and outstanding shares, which was 2,491,881. On December 31, 2018, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2019, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 523,529 to 1.5% of the then total issued and outstanding shares, which was 2,588,229. On December 31, 2019, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2020, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 491,977 to 1.5% of the then total issued and outstanding shares, which was 2,823,295. On December 31, 2020, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2021, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 3,007,937 to 1.5% of the then total issued and outstanding shares, which was 3,507,087. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of December 31, 2020, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 3,334,932.

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

Term of the Option and Stock Appreciation Rights. The term of each option and stock appreciation right granted will not exceed ten years, and the board of directors may extend the term subject to certain limitation under relevant applicable regulations.

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

The following table summarizes, as of December 31, 2020, the outstanding options that we granted to our directors, executive officers, and other individuals as a group under our 2014 Plan and 2015 Plan.

	Ordinary shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	24,924	0.0001	February 6, 2015	February 5, 2025
Junhua Wu	1,732,674	0.0136; 0.0001	various dates from August 29, 2014 to February 6, 2015	various dates from August 28, 2024 to February 5, 2025
Yiu Pong Chan	*	0.0001	May 20, 2015	May 19, 2025
Bin Yu	*	0.0001	May 20, 2015	May 19, 2025
Aaron Kwok Yuen Lung	*	0.0001	February 6, 2015	February 5, 2025
Other individuals as a group	170,411	0.0136; 1.5	various dates from January 30, 2010 to February 6, 2015	various dates from January 29, 2020 to February 5, 2025

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes, as of the date of December 31, 2020, the outstanding restricted share units that we granted to our directors, executive officers, and other individuals as a group under our 2015 Plan.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	500,006	various dates from December 1, 2017 to March 13, 2020	various dates from November 30, 2027 to March 12, 2030
Junhua Wu	248,825	various dates from December 1, 2017 to March 13, 2020	various dates from November 30, 2027 to March 12, 2030
Arthur Yu	*	September 23, 2020	September 22, 2030
Aaron Kwok Yuen Lung	*	various dates from March 1, 2018 to March 13, 2020	various dates from February 29, 2028 to March 12, 2030
Peter Tao Liang	*	February 17, 2020	February 16, 2030
Jason Nan Xie	*	February 17, 2020	February 16, 2030
Tracy Chunlu Li	*	various dates from March 1, 2018 to March 13, 2020	various dates from February 29, 2028 to March 12, 2030
Other individuals as a group	1,950,029	various dates from February 23, 2017 to December 4,2020	various dates from February 22, 2027 to December 3, 2030

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

C.           Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the rules of Nasdaq and the following paragraph, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to any resolution of the board in respect of any contract or arrangement or any other proposal whatsoever in connection with the VIE (as defined in our articles of association) and in which he has any material interest conflicting with that of the Company, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution). If any question shall arise at any meeting of the board as to the materiality of a director ‘s interest or as to the entitlement of any director to vote or form part of the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not be counted in the quorum, such question shall be referred to the directors at the meeting who are not similarly interested, and their ruling shall be final and conclusive.

The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our memorandum and articles of association or the Companies Act.

Committee of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.

Audit Committee. Our audit committee consists of Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye. Ms. Bin Yu is the chairman of our audit committee. Ms. Bin Yu is the audit committee financial expert under the applicable rules of the SEC. We have determined that Ms. Bin Yu, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye satisfy the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our memorandum and articles of association or the Companies Act.

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

Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their conduct of the company's business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association. Pursuant to the indemnification agreements, we agree to hold harmless and indemnify our directors and officers against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf, in connection with any proceedings which the indemnitee was, is or will be involved as a party, including, without limitation, all liability arising out of the negligence or passive wrongdoing of the indemnitee, except that we shall not be obligated to make any payment to the indemnitee that is finally determined to be unlawful or as specified in the indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.           Employees

As of December 31, 2020, we had 6,076 full-time employees. We had a total of 5,141 and 5,979 full-time employees as of December 31, 2018 and 2019, respectively. We had a total of 868, 803 and 762 R&D (information technology) staff as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, 71.1% of our R&D staff have bachelor’s or higher degrees. We have streamlined our R&D team to improve efficiency. The following table provides a breakdown of our employees as of December 31, 2020 by function:

Function	Number
Front-end[1]	4,299
Warehouse and Logistics	653
Information technology	762
Back-end[2]	362
Total	6,076
(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.
(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

Our success depends on our ability to attract, retain and motivate qualified personnel. Our senior management team consists of members that possess overseas or top-tier educational backgrounds, strong IT capabilities, deep industry knowledge and working experience with brand partners. In addition, our brand management team comprises personnel who connect well culturally with brands. We have developed a corporate culture that encourages teamwork, effectiveness, self-development and commitment to providing our brand partners with superior services.

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. We have established procedures and selective standards in recruiting capable employees through various channels, including internal referral, job boards, on campus interviews, job fairs and recruiting agents.

We have established comprehensive training programs, including orientation programs and on-the-job training, to enhance performance and service quality. Our orientation program covers such topics as our corporate culture, business ethics, e-commerce workflows and services. Our on-the-job training includes training of business English and business presentation, management training camp for junior managers and customer service agent career development programs. In 2014, we set up a special dedicated training facility, Baozun College, to further strengthen our internal training programs.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. See "Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties."

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2021, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 235,084,728 ordinary shares (including 221,783,990 Class A ordinary shares, excluding the 6,809,159 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2021.

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

	Ordinary Shares Beneficially
	Owned as of March 31, 2021
			Percentage	Percentage
	Class A	Class B	of total	of aggregate
	ordinary	ordinary	ordinary	voting
Name	shares	shares	shares	power**
Directors and Executive Officers:
Vincent Wenbin Qiu(1)	901,987	9,410,369	4.4%	26.7%
Junhua Wu(2)	2,178,346	3,890,369	2.6%	11.5%
Satoshi Okada(3)	20,079,611	—	8.5%	5.7%
Jessica Xiuyun Liu(4)	26,469,422	—	11.3%	7.5%
Yiu Pong Chan	—	—	—	—
Bin Yu(5)	*	—	*	*
Steve Hsien-Chieng Hsia(6)	*	—	*	*
Benjamin Changqing Ye(7)	*	—	*	*
Arthur Yu(8)	*	—	*	*
Aaron Kwok Yuen Lung(9)	*	—	*	*
Peter Tao Liang	—	—	—	—
Jason Nan Xie(10)	*	—	*	*
Tracy Chunlu Li (11)	*	—	*	*
All our Directors and Executive Officers as a group(12)	49,966,862	13,300,738	26.6%	51.1%

Principal Shareholders:
Alibaba Investment Limited(13)	26,469,422	—	11.3%	7.5%
Tsubasa Corporation(14)	20,029,611	—	8.5%	5.6%
Jesvinco Holdings Limited(15)	10	9,410,369	4.0%	26.5%
Casvendino Holdings Limited(16)	—	3,890,369	1.7%	11.0%
Federated Hermes, Inc. (17)	29,983,326	—	12.8%	8.5%
FIL Limited and affiliates(18)	20,528,682	—	8.7%	5.8%

*     Less than 1%

**   For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 363,000 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu, and 538,977 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2021 held by Mr. Qiu.
(2)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 2,178,346 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2021 held by Mr. Wu.
(3)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp, and 50,000 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2021 held by Mr. Okada. Mr. Okada was appointed by Tsubasa Corporation as our director. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.
(4)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. The business address for Ms. Liu is No. 969 West Wenyi Road, Hangzhou, Zhejiang Province, China. Ms. Liu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.
(5)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of March 31, 2021 held by Ms. Yu.

(6)	Represents Class A ordinary shares in the form of ADS held by Mr. Hsia.
(7)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2021 held by Mr. Ye.
(8)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2021 held by Mr. Yu.
(9)	Represents Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2021 held by Mr. Kwok.
(10)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2021 held by Mr. Xie.
(11)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2021 held by Ms. Li.
(12)	Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2021 held by all of our directors and executive officers as a group.
(13)	Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited. Alibaba Investment Limited is a limited liability company incorporated under the laws of the British Virgin Islands, and is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited is a public company listed on the New York Stock Exchange and the Hong Kong Stock Exchange. The registered address for Alibaba Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(14)	Represents 20,029,611 Class A ordinary shares held by Tsubasa Corporation, a company incorporated in the Federated States of Micronesia and wholly owned by Softbank Group Corp. The registered address for Tsubasa Corporation is 14 Pohn Umpomp Place-Nett, VB Center, Suite 2A, P.O. Box 902, Pohnpei FM 96941, Federated States of Micronesia.
(15)	Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(16)	Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(17)	Represents 29,983,326 Class A ordinary shares in the form of ADS held by registered investment companies and separate accounts whose investment advisers are Federated Equity Management Company of Pennsylvania and Hermes Investment Management, Inc., or the Investment Advisers, the parent holding company of which is Federated Hermes, Inc., as reported in the amendment No. 4 to Schedule 13G jointly filed on February 10, 2021. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Hermes, Inc. All of Federated Hermes, Inc.’s outstanding voting stock is held in the Voting Shares Irrevocable Trust for which Thomas R. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees. The business address for these entities and persons is Federated Investors Tower, Pittsburgh, PA 15222-3779.
(18)	Represents 20,528,682 Class A ordinary shares in the form of ADS beneficially owned, or that may be deemed to be beneficially owned, by FIL Limited, certain of its subsidiaries and affiliates, and other companies, as reported in the Schedule 13G jointly filed on February 8, 2021. Pandanus Partners, L.P. owns shares of FIL Limited voting stock. Pandanus Associates, Inc. acts as general partner of Pandanus Partners, L.P. The business address for these entities and persons is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19.

To our knowledge, as of March 31, 2021, a total of 161,887,773 (including 6,809,159 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program) Class A ordinary shares are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions with Alibaba and AJ (Hangzhou) Network Technology Company Limited

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2018, 2019 and 2020, we incurred service fees of RMB518.3 million, RMB655.6 million and RMB671.5 million (US$102.9 million), respectively. We incurred commission fees of nil, RMB245.0 thousand and RMB624.9 thousand (US$95.8 thousand) to, and generated services revenue of nil, RMB29.0 thousand and RMB21.4 million (US$3.3 million) from, AJ (Hangzhou) Network Technology Company Limited, or AJ, a subsidiary of Alibaba Group, in 2018, 2019 and 2020, respectively. Alibaba Group is one of our major shareholders. See “—Major Shareholders.” For the nature of the services rendered by AJ to us, see “—Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited” below.

We receive logistic services from Cainiao, a subsidiary of Alibaba Group Holding Limited, and provide warehousing service to Cainiao and AJ. Cainiao and AJ have been consolidated within the Alibaba Group since October 2017 and August 2019, respectively, and therefore have become our related parties. We incurred logistic service fee of RMB79.2 million, RMB92.9 million and RMB89.0 million (US$13.6 million) to Alibaba Group and generated warehousing services revenue of RMB23.7 million, RMB21.5 million and RMB1.3 million (US$0.2 million) in 2018, 2019 and 2020, respectively, after Cainiao and AJ became our related parties.

As of December 31, 2020, amounts due from Alibaba Group were RMB16.9 million (US$2.6 million), representing receivables to be collected from Alibaba Group for store operation services and warehousing services provided by us and deposits paid.

As of December 31, 2020, amounts due to Alibaba Group were RMB36.1 million (US$5.5 million), mainly representing payable for the commission service provided by AJ, a subsidiary of Alibaba Group and logistics, marketing and platform services fees to be paid to Alibaba Group by us.

Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Tsubasa Corporation is one of our major shareholders. See “—Major Shareholders.” Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as a commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. In 2018, 2019 and 2020, after it had become one of our related parties, we incurred commission fees of RMB0.7 million, RMB0.3 million and nil to and generated services revenue of RMB9.8 thousand, RMB3.7 thousand and nil from Ahead, respectively.

Since August 2019, pursuant to the amended agreement among us, Ahead, and AJ, all transactions and balances with Ahead have been transferred to AJ, which became our related party as a subsidiary of Alibaba. For the amount of commission fees and service fees we paid to AJ, see “—Transactions with Alibaba and AJ (Hangzhou) Network Technology Company Limited”.

Transactions with Shanghai Baozun-CJ E-commerce Co., Ltd.

In December 2016, Shanghai Baozun-CJ E-commerce Co., Ltd., or Baozun-CJ, became our related party as an e-commerce joint venture. We have provided logistic services to Baozun-CJ since 2018. In 2018, 2019 and 2020, we generated services revenue of RMB3.2 million, RMB2.7 million and nil from Baozun-CJ, respectively.

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

Transactions with Beijing Pengtai Baozun E-commerce Co., Ltd.

In January 2018, Pengtai Baozun, became our related party as an e-commerce joint venture. In 2018, 2019 and 2020, we purchased products from Pengtai Baozun in the amount of RMB14.0 million, nil and nil, respectively. We have provided IT services to Pengtai Baozun since 2019. In 2019 and 2020, we generated services revenue of RMB4.1 million and RMB4.3 million (US$0.7 million) from Pengtai Baozun.

As of December 31, 2020, amounts due from Pengtai Baozun were RMB876.5 thousand (US$134.3 thousand), representing receivables to be collected from Pengtai Baozun for IT services provided by us. The balance is interest free and settleable on demand.

Transactions with Shanghai Misako E-commerce Limited

In October 2018, Shanghai Misako E-commerce Limited, or Misako, became our related party as an e-commerce joint venture. We provide store operation services to Misako. In 2018, 2019 and 2020, we generated services revenue of RMB68.4 thousand, RMB1.2 million and nil from Misako, respectively.

As of December 31, 2020, amounts due from Misako were nil.

Transactions with Hangzhou Juxi Technology Co., Ltd.

In June 2019, Hangzhou Juxi Technology Co., Ltd., or Juxi, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Juxi. In 2019 and 2020, we incurred outsourcing labor cost of RMB7.3 million and RMB18.0 million (US$2.8 million) to Juxi, respectively.

As of December 31, 2020, amounts due to Juxi were RMB6.2 million (US$1.0 million), representing outsourcing labor cost to be paid to Juxi by us.

Transactions with Jiangsu Shanggao Supply Chain Co., Ltd.

In December 2019, Jiangsu Shanggao Supply Chain Co., Ltd., or Shanggao, became our related party as an e-commerce joint venture. We receive logistics services from Shanggao. In 2020, we incurred logistics service fees of RMB5.8 million (US$0.9 million) to Shanggao.

As of December 31, 2020, amounts due to Shanggao were RMB1.8 million (US$0.3 million), representing logistics service fees to be paid to Shanggao by us.

Transactions with Signify (China) Investment Co., Ltd.

In January 2020, Signify (China) Investment Co., Ltd., or Signify Investment, became our related party as an e-commerce joint venture. We provide store operation services, warehousing services and IT services to Signify Investment, and generated service revenue of RMB29.2 million (US$4.5 million) from Signify Investment in 2020.

As of December 31, 2020, the amounts due from Signify Investment were RMB17.1 million (US$2.6 million), representing store operation services fees to be paid by Signify Investment to us.

Transactions with Shanghai Kewei E-Commerce Co., Ltd.

In June 2020, Shanghai Kewei E-commerce Co., Ltd., or Kewei, became our related party as an e-commerce joint venture. We provide store operation services to Kewei, and generated service revenue of RMB3.7 million (US$0.6 million) from Kewei in 2020.

Kewei also provides marketing and platform services to us. In 2020, we incurred marketing and platform service fees in an amount of RMB2.1 million (US$0.3 million) to Kewei.

As of December 31, 2020, the amounts due from Kewei were RMB3.1 million (US$0.5 million), representing store operation services fees to be paid by Kewei to us.

Transactions with Zunrui (Nantong) E-commerce Co., Ltd.

In August 2020, Zunrui (Nantong) E-commerce Co., Ltd., or Zunrui, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Zunrui. In 2020, we incurred outsourcing labor cost of RMB4.0 million (US$0.6 million).

As of December 31, 2020, amounts due from Zunrui were RMB3.0 million (US$0.5 million), representing prepaid outsourcing labor cost to Zunrui by us.

Transactions with Hangzhou Baichen Technology Co., Ltd.

In September 2020, Hangzhou Baichen Technology Co., Ltd., or Baichen, became our related party as an associate. Baichen provides marketing and platform services to us. In 2020, we incurred marketing and platform service fees in an amount of RMB3.8 million (US0.6 million) to Baichen.

As of December 31, 2020, amounts due to Baichen were RMB844.3 thousand (US$129.4 thousand), representing receivables to be paid to Baichen by us.

The balances with the related parties as of December 31, 2020 as disclosed above are all trade in nature.

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

On December 10, 2019 and December 26, 2019, purported securities class action complaints were filed in the United States District Court for the Southern District of New York against us, our chief executive officer and our then chief financial officer. These suits, which are captioned Snyder, et. Al. v. Baozun Inc. et. Al. (Case No.: 1: 19 cv-11290) and AUS, et. Al. v. Baozun Inc., et. Al. (Case No.: 1: 19 cv-11812), allege, among other things, that defendants made materially false and misleading statements, or failed to disclose material facts, regarding the termination of our business relationship with a Chinese electronics brand. The various suits assert claims covering the period from March 6, 2019 through November 20, 2019 and seek compensatory damages, costs and expenses incurred in such actions, as well as equitable or other relief. On September 8, 2020, the court appointed the lead plaintiffs and the lead counsel and consolidated the separate actions into a consolidated action. On November 6, 2020, the lead counsel filed a notice of voluntary dismissal with the court stating that the consolidated action is voluntarily dismissed against all defendants, without prejudice, and with each party agreeing to bear their own costs. On November 11, 2020, the court signed the notice of voluntary dismissal, thereby adopting it as an order of the court. The issuance of this order resulted in the dismissal of the consolidated action.

We are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—Because we do not expect to pay dividends in the foreseeable future, holders of our ADSs and/or Class A ordinary shares must rely on price appreciation of our ADSs and/or Class A ordinary shares for return on their investment.”

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

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code "9991". The gross proceeds to the company from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$427.7 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. The company received total net proceeds of approximately HK$3,511.4 million (US$452.9 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

On April 9, 2021, the last reported sale price of our ADSs on the Nasdaq Global Select Market was US$35.15, the last reported sale price of our Class A ordinary shares on the Hong Kong Stock Exchange was HK$95.10.

B.           Plan of Distribution

Not applicable.

C.           Markets

Our ADSs are listed on The Nasdaq Global Select Market since May 21, 2015 under the symbol “BZUN.” Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since September 29, 2020 under the stock code “9991.”

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

Company Objects and Purposes

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands, which is referred to below as the Companies Act, and the common law of the Cayman Islands. A Cayman Islands exempted company is a company that conducts its business outside of the Cayman Islands, is exempted from certain requirements of the Companies Act, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of any future taxation.

According to our fourth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

The following are summaries of material terms and provisions of our fourth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. These summaries are not complete, and you should read the forms of our memorandum and articles of association, which was filed as exhibits to our registration statement on Form F-1.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the Class A ordinary shares are held and to become the registered holder of such shares in order to exercise shareholders’ rights in respect of the Class A ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of Class A ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our fourth amended and restated articles of association. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors.

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

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by an ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including in certain circumstances capital redemption reserve) if the company can in the case of payment out of the share premium account or capital, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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

Subject to the Companies Act and our fourth amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

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

Differences in Corporate Law

The Companies Act is modeled after companies law statutes of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Our fourth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their conduct of the company's business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretion unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

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

Under the Companies Act of the Cayman Islands, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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

Proposed Amendments to Our Articles of Association

In connection with our Hong Kong IPO, we made an undertaking to the Hong Kong Stock Exchange, pursuant to which we undertake to put forth resolutions in relation to the amendment of certain provisions of our current articles of association, to our shareholders at or before our next annual general meeting, such that:

●	we shall hold an annual general meeting every year;
●	we shall give our members 14 calendar days' written notice for general meetings of our shareholders;
●	the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda by members of our company will not be higher than 10% of the voting rights of our company, on a one vote per share basis;
●	the quorum for a general meeting of our company will be lowered from the current one-third of the aggregate voting power of our company to 10% of the aggregate voting power of our company; and
●	where any member is under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and from its effective date superseded the Wholly Foreign-Owned Enterprise Law. Under the Foreign Investment Law, the organizational form, corporate governance and operational guidelines of a foreign invested enterprise shall be in compliance with the PRC Company Law. However, the Foreign Investment Law establishes a five-year grace period from its effective date in respect of the existing wholly foreign-owned enterprises, so that they can remain their original organizational form under the Wholly Foreign-owned Enterprise Law during such grace period. Because the Foreign Investment Law is relatively new, there remain high uncertainties in the interpretation and enforcement of the law.

E.           Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. On April 1, 2018, a two-tiered profits tax regime was introduced. The profits tax rate for the first HK$2 million of profits of corporations is lowered to 8.25%, while profits above that amount continue to be subject to the tax rate of 16.5%.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, Vistra (Cayman) Limited, and our Hong Kong branch register of members is maintained by the Hong Kong Share Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited.

Dealings in our Class A ordinary shares registered on our Hong Kong branch share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, our Class A ordinary shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Class A ordinary shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer (if required).

To facilitate ADS-Class A ordinary share conversion and trading between The Nasdaq Stock Market and the Hong Kong Stock Exchange, we also moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Risk Factors — Risks Related to Our Class A Ordinary Shares and ADSs — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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

an individual who is a citizen or resident of the United States;

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020, and we do not expect to become a PFIC for our taxable year ending December 31, 2021 or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. Therefore, we cannot assure you that we will not be considered a PFIC for the taxable year ended December 31, 2020 or in any subsequent taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi, while some of our cash and cash equivalents, restricted cash and short-term investments are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to such financial assets denominated in U.S. dollars. Any significant revaluation of Renminbi against the U.S. dollar may materially affect our financial position. The value of an investment in our ADSs are affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in the recent years the RMB has depreciated significantly against the U.S. dollar. In April 2012, the PRC government announced that it would allow RMB exchange rate to fluctuate in a wider range. On August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In 2017, the RMB appreciated approximately 7% against the U.S. dollar. In 2018, the RMB depreciated approximately 5% against the U.S. dollar. In 2019, the RMB depreciated approximately 1% against the U.S. dollar. In 2020, the RMB appreciated approximately 6.7% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2020, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,897.8 million and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$333.0 million. Assuming we had converted RMB2,897.8 million into U.S. dollars at the exchange rate of RMB6.5250 for US$1.00, as of December 31, 2020, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$777.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$736.7 million instead. Assuming we had converted US$333.0 million into RMB at the exchange rate of RMB6.5250 for US$1.00, as of December 31, 2020, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB5,070.5 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB5,287.8 million.

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

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2018, 2019 and 2020 was 2.1%, 2.9% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2018, 2019 and 2020, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in PRC, Hong Kong, Taiwan and Japan. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers are generally reputable medium to large brands with proven track records, and our customers pay for our product sales through a network of third-party payment service providers. We have not experienced significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB1.8 million, RMB10.7 million and RMB12.9 million (US$2.0 million) as of December 31, 2018, 2019 and 2020, respectively.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2020, we received US$0.1 million of reimbursements relating to the ADS facility from the depositary.

Conversion between ADSs and Class A Ordinary Shares

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares trade on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	Securities and Futures Commission of Hong Kong, or SFC, transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Class A ordinary shares in his or her stock account or in his or her designated Central Clearing and Settlement System, or CCASS, participant's stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his broker or custodian before the settlement date.

Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

In connection with our Hong Kong IPO, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our principal share registrar, Vistra (Cayman) Limited.

All Class A ordinary shares offered in the Hong Kong IPO have been registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to convert these shares into ADSs, and vice versa.

Our ADSs

Our ADSs are traded on The Nasdaq Global Select Market. Dealings in our ADSs on The Nasdaq Global Select Market are conducted in U.S. Dollars. ADSs may be held either:

●	directly, by having a certificated ADS, or an ADR, registered in the holder's name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or
●	indirectly, through the holder's broker or other financial institution.

The depositary for our ADSs is JP Morgan Chase Bank, N.A., whose office is located at 383 Madison Avenue, Floor 1, New York, New York, 10179.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on The Nasdaq Global Select Market must deposit or have his or her broker deposit the Class A ordinary shares with the depositary's Hong Kong custodian, JP Morgan Chase Bank, N.A., Hong Kong, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary's account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary via his or her broker.
●	If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary's account with the custodian within CCASS, submit and deliver a request for a conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker's procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying ordinary shares from the depositary's account with the custodian within the CCASS system to the investor's Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar are closed or at any time if the depositary or we determine it advisable to do so.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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

For the period from April 10, 2019, the date of the closing of the Note Offering, to the date of this annual report, we have fully used US$269.0 million net proceeds from the Note Offering for working capital and other general corporate purposes, including repayment of outstanding indebtedness and acquisitions.

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code "9991". The gross proceeds to the company from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$427.7 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. The company received total net proceeds of approximately HK$3,511.4 million (US$452.9 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

For the period from September 29, 2020, the date of the Hong Kong IPO, to the date of this annual report, we have used US$116.5 million net proceeds from the global offering and the Hong Kong public offering for expansion of our brand partner network, enhancing our digital marketing and fulfillment capabilities, investment in technology and innovation, strategic alliances, and merger and acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2020.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Baozun Inc, and its subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated April 12, 2021, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of the new lease accounting standard, ASC Topic 842, Leases, on January 1, 2019 and the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

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

April 12, 2021

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics, which is applicable to all of our directors, executive officers and employees. We have never granted a waiver for non-compliance with the policies and procedures set forth in the code of ethics for any director, officer or employee of our company or any of our subsidiaries.

A copy of our Code of Business Conduct Ethics is available at our website at www.baozun.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP for the years ended December 31, 2019 and 2020.

	For the Year Ended December 31,
	2019		%	2020	%
	(thousands)			(thousands)
Audit Fees	US$	679.4	65.9%	1,713.4	90.3%
Audit-Related Fees		200.0	19.4%	—	—
Tax Fees		—	—	—	—
All Other Fees		150.8	14.7%	183.9	9.7%
Total	US$	1,030.2	100%	1,897.3	100%

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, in connection with statutory and regulatory filings or other engagements for those fiscal years and public offering in Hong Kong Stock Exchange in 2020.

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

All Other Fees. Other fees billed for the fiscal years ended December 31, 2020 includes fees billed by our independent registered public accounting firm other than services reported under “Audit Fees”, “Audit-related Fees” and “Tax Fees.”

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

We followed our home country practice that does not require us to solicit proxy and hold meetings of our shareholders every year for the years of 2017, 2018, 2019 and 2020. We will put forth a resolution at or before our next annual general meeting to amend our articles of association according to Rule 19C.07(4) of the Hong Kong Listing Rules such that we will hold an annual general meeting of shareholders every year, and will hold an annual general meeting of shareholders every year starting from 2021.

The Nasdaq Stock Market Rules require that a majority of a Nasdaq-listed company’s board of directors be independent directors . Our Cayman Islands counsel has provided a letter to The Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to follow or comply with the requirement that a majority of our board members be independent directors. As of the date of this annual report, our board of directors consists of eight directors, four of which meet the “independence” requirements of the Nasdaq Stock Market Rules.

Furthermore, in July 2016, our board of directors approved an amendment to our 2015 Plan to increase the number of Class A ordinary shares reserved for issuance under our 2015 Plan, and we followed our home country practice that does not require shareholder approval for such amendment.

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

2.2

Registrant’s Specimen of Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 of Form 6-K (File No. 001-37385) filed with the Securities and Exchange Commission on September 23, 2020)

2.3

Second Amended and Restated Deposit Agreement, dated as of June 10, 2020, among the Registrant, JP Morgan Chase Bank, N.A., as depositary, and holders and beneficial owners from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.4 of Form S-8 (File No. 333-255176) filed with the Securities and Exchange Commission on April 12, 2021)

2.4	Form of American Depositary Receipt (included in Exhibit 2.3)

2.5

Amended and Restated Shareholders’ Agreement, dated as of October 29, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

2.6

Amendment Agreement to Amended and Restated Shareholders’ Agreement, dated as of December 11, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

2.7*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.2	2015 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-3 (File No. 333-214801) filed with the Securities and Exchange Commission on November 25, 2016)

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

Exhibit Number	Description of Documents

4.7

English Translation of Amended and Restated Shareholders’ Voting Rights Proxy Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of July 25, 2019, among Mr. Vincent Wenbin Qiu, Mr. Michael Qingyu Zhang, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 4.7 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020)

4.8

English Translation of Amended and Restated Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of August 27, 2019, among Mr. Vincent Wenbin Qiu, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 4.8 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020)

4.9

English Translation of Amended and Restated Equity Pledge Agreement for Shanghai Zunyi Business Consulting Ltd., dated as of August 27, 2019, among Mr. Michael Qingyu Zhang, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd. (incorporated by reference to Exhibit 4.9 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020)

4.10

Summary English Translation of Asset Transfer Contract, dated as of April 7, 2017, by and between Baotong E-Logistics Technology (Suzhou) Limited and MCL Technology (China) Co., Ltd. (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 12, 2017)

4.11

ADS Lending Agreement, dated as of April 4, 2019, among the Registrant and each of Credit Suisse International and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on April 5, 2019.)

4.12

Indenture, dated as of April 10, 2019, between the Registrant and Citicorp International Limited. (incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020)

4.13	Form of 1.625% Convertible Senior Notes due 2024 (included in Exhibit 4.12)

8.1*	List of Significant Subsidiaries and Consolidated Affiliated Entity

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

Exhibit Number	Description of Documents

101.PRE*	XBRL Taxonomy Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Filed herewith

**    Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baozun Inc.

	By:	/s/ Arthur Yu
	Name:	Arthur Yu
	Title	Chief Financial Officer

Date: April 12, 2021

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun Inc. and its subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2020 and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2021 expressed an unqualified opinion on the Company's internal control over financial reporting.

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
April 12, 2021

We have served as the Group's auditor since 2014.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,144,451	3,579,665	548,608
Restricted cash	382,359	151,354	23,196
Short-term investments	844,040	1,448,843	222,045
Accounts receivable, net of allowance for credit losses of RMB10,726 and RMB12,949 as of December 31, 2019 and 2020, respectively	1,800,896	2,188,977	335,475
Inventories, net	896,818	1,026,038	157,247
Advances to suppliers	214,771	284,776	43,644
Prepayments and other current assets	387,713	438,212	67,159
Amounts due from related parties	19,323	40,935	6,274
Total current assets	5,690,371	9,158,800	1,403,648

Non-current assets:
Long-term time deposits	209,495	—	—
Investments in equity investees	37,373	53,342	8,175
Property and equipment, net	415,648	430,089	65,914
Intangible assets, net	151,041	146,373	22,433
Land use right, net	42,567	41,541	6,366
Operating lease right-of-use assets	440,593	524,792	80,428
Goodwill	13,574	13,574	2,080
Other non-current assets	41,461	51,531	7,898
Deferred tax assets	54,477	54,649	8,375
Total non-current assets	1,406,229	1,315,891	201,669

TOTAL ASSETS	7,096,600	10,474,691	1,605,317

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the Company. See Note 1):
Short-term loan	428,490	—	—
Accounts payable	877,093	421,562	64,607
Notes payable	210,693	500,820	76,754
Income tax payables	81,966	72,588	11,125
Accrued expenses and other current liabilities	581,122	991,180	151,905
Amounts due to related parties	6,796	44,997	6,896
Current operating lease liabilities	137,855	165,122	25,306
Total current liabilities	2,324,015	2,196,269	336,593
Non-current liabilities:
Long-term loan	1,859,896	1,762,847	270,168
Deferred tax liability	2,929	2,538	389
Long-term operating lease liabilities	309,989	370,434	56,772
Total non-current liabilities	2,172,814	2,135,819	327,329

TOTAL LIABILITIES	4,496,829	4,332,088	663,922

Commitments (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2)
Redeemable non-controlling interests	9,254	9,000	1,379

Baozun Inc. shareholders' equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,918,929 and 220,505,115 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	107	137	21
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	8	8	1
Additional paid-in capital	2,014,227	5,207,631	798,104
Retained earnings	526,009	952,001	145,901
Accumulated other comprehensive income	28,380	(48,756)	(7,472)

Total Baozun Inc. shareholders' equity	2,568,731	6,111,021	936,555

Non-controlling interests	21,786	22,582	3,461

Total equity	2,590,517	6,133,603	940,016

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	7,096,600	10,474,691	1,605,317

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues
Product sales	2,516,862	3,422,151	3,906,611	598,714
Services (including related party revenues of RMB26,933, RMB29,564 and RMB59,953 for the years ended December 31, 2018, 2019 and 2020, respectively)	2,876,175	3,856,041	4,944,952	757,847
Total net revenues	5,393,037	7,278,192	8,851,563	1,356,561

Operating expenses:
Cost of products	(2,034,852)	(2,774,342)	(3,326,243)	(509,769)
Fulfillment	(1,262,302)	(1,678,191)	(2,259,176)	(346,234)
Sales and marketing	(1,338,970)	(1,815,642)	(2,130,667)	(326,539)
Technology and content	(268,973)	(392,951)	(409,870)	(62,815)
General and administrative	(154,845)	(215,660)	(224,045)	(34,336)
Other operating income (expense), net	22,678	(17,753)	57,115	8,753

Total operating expenses	(5,037,264)	(6,894,539)	(8,292,886)	(1,270,940)

Income from operations	355,773	383,653	558,677	85,621
Other income (expenses):
Interest income	8,017	42,614	41,373	6,341
Interest expense	(13,058)	(61,316)	(66,124)	(10,134)
Impairment loss of investments	(9,021)	(9,021)	(10,800)	(1,655)
Exchange gain (loss)	(5,991)	(7,663)	25,725	3,943

Income before income tax and share of income in equity method investment	335,720	348,267	548,851	84,116
Income tax expense	(64,953)	(71,144)	(127,787)	(19,584)
Share of income (loss) in equity method investment	(996)	4,768	5,470	838

Net Income	269,771	281,891	426,534	65,370

Net (income) loss attributable to non-controlling interests	(59)	187	(796)	(122)
Net (income) loss attributable to redeemable non-controlling interests	—	(781)	254	39
Net income attributable to ordinary shareholders of Baozun Inc.	269,712	281,297	425,992	65,287

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	1.59	1.62	2.27	0.35
Diluted	1.50	1.57	2.23	0.34

Net income per American depositary shares ("ADS") attributable to ordinary shareholders of Baozun Inc.:
Basic	4.76	4.85	6.82	1.05
Diluted	4.51	4.72	6.69	1.03

Weighted average shares used in calculating net income per ordinary share:
Basic	169,884,906	173,937,013	187,322,781	187,322,781
Diluted	179,327,029	178,932,010	190,988,171	190,988,171

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Net income	269,771	281,891	426,534	65,370
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	19,227	(842)	(77,136)	(11,822)

Comprehensive income	288,998	281,049	349,398	53,548

Total comprehensive (income) loss attributable to non-controlling interests	(59)	187	(796)	(122)
Total comprehensive (income) loss attributable to redeemable non-controlling interests	—	(781)	254	39

Total comprehensive income attributable to ordinary shareholders of Baozun Inc.	288,939	280,455	348,856	53,465

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

					Accumulated	Total
			Additional		other	Baozun
			paid-in	Retained earnings /	comprehensive	shareholders’	Non-controlling
	Ordinary shares		capital	(Accumulated deficit)	income	equity	interests	Total equity
	Number of
	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	166,125,397	103	1,823,925	(25,000)	9,995	1,809,023	17,414	1,826,437
Net income	—	—	—	269,712	—	269,712	59	269,771
Share-based compensation	—	—	75,862	—	—	75,862	—	75,862
Exercise of share options and vesting of RSUs	6,423,214	3	3,716	—	—	3,719	—	3,719
Foreign currency translation adjustment	—	—	—	—	19,227	19,227	—	19,227
Balance as of December 31, 2018	172,548,611	106	1,903,503	244,712	29,222	2,177,543	17,473	2,195,016

Net income	—	—	—	281,297	—	281,297	594	281,891
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	(781)	(781)
Contribution from non-controlling interests	—	—	—	—	—	—	4,500	4,500
Issuance of ordinary shares under ADS lending arrangement	12,692,328	9	—	—	—	9	—	9
ADS lending arrangement in connection with issuance of convertible senior notes	—	—	33,836	—	—	33,836	—	33,836
Share-based compensation	—	—	75,183	—	—	75,183	—	75,183
Exercise of share options and vesting of RSUs	2,978,728	—	1,705	—	—	1,705	—	1,705
Foreign currency translation adjustment	—	—	—	—	(842)	(842)	—	(842)
Balance as of December 31, 2019	188,219,667	115	2,014,227	526,009	28,380	2,568,731	21,786	2,590,517

Net income	—	—	—	425,992	—	425,992	542	426,534
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	254	254
Issuance of ordinary shares upon Hong Kong public offering	43,833,700	30	3,084,534	—	—	3,084,564	—	3,084,564
Share-based compensation	—	—	108,440	—	—	108,440	—	108,440
Exercise of share options and vesting of RSUs	1,752,486	—	430	—	—	430	—	430
Foreign currency translation adjustment	—	—	—	—	(77,136)	(77,136)	—	(77,136)
Balance as of December 31, 2020	233,805,853	145	5,207,631	952,001	(48,756)	6,111,021	22,582	6,133,603

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income	269,771	281,891	426,534	65,370
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for allowance for credit losses	159	9,037	2,715	416
Inventory write-down	38,725	76,169	108,461	16,622
Share-based compensation	75,862	75,183	108,440	16,619
Depreciation and amortization	72,175	120,096	151,724	23,253
Amortization of issuance cost of convertible senior notes	—	16,563	25,229	3,867
Deferred income tax	(22,944)	(16,786)	(563)	(86)
Loss on disposal of property and equipment	2,063	3,489	5,515	845
Share of (income) loss in equity method investment	996	(4,768)	(5,470)	(838)
Impairment loss of investments	9,021	9,021	10,800	1,655
Exchange loss	4,949	10,729	3,065	470
Changes in operating assets and liabilities:
Accounts receivable	(462,121)	(247,806)	(400,112)	(61,320)
Inventories	(307,045)	(320,086)	(237,680)	(36,426)
Advances to suppliers	(77,195)	(39,232)	(70,941)	(10,873)
Prepayments and other current assets	(80,644)	(100,738)	(50,499)	(7,739)
Amounts due from related parties	56,525	12,947	(21,612)	(3,312)
Operating lease right-of-use assets	—	24,456	(84,199)	(12,904)
Other non-current assets	(11,978)	(10,959)	(10,070)	(1,543)
Accounts payable	302,808	(24,369)	(450,817)	(69,091)
Notes payable	(21,230)	183,923	290,128	44,464
Income tax payables	32,344	19,202	(9,378)	(1,437)
Amounts due to related party	13,994	(7,198)	38,201	5,855
Accrued expenses and other current liabilities	5,263	242,521	392,831	60,204
Operating lease liabilities	—	(11,889)	87,712	13,441
Net cash provided by (used in) operating activities	(98,502)	301,396	310,014	47,512

Cash flows from investing activities:
Purchases of property and equipment	(123,014)	(91,266)	(111,054)	(17,020)
Purchases of short-term investments	—	(1,532,028)	(1,977,841)	(303,117)
Maturity of short-term investments	256,079	765,969	1,541,453	236,238
Purchase of long-term time deposits	—	(211,599)	—	—
Additions of intangible assets	(85,724)	(61,611)	(47,525)	(7,284)
Investment in equity investees	(17,385)	(16,500)	(21,300)	(3,264)
Net cash received (paid) for business combination	—	13,584	(100)	(15)
Cash received for disposal of equity investees	7,608	—	—	—
Net cash provided by (used in) investing activities	37,564	(1,133,451)	(616,367)	(94,462)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon public offering in Hong Kong	—	—	3,127,305	479,280
Payment for public offering costs	—	—	(31,666)	(4,853)
Proceeds from short-term borrowings	780,123	916,603	235,389	36,075
Repayment of short-term borrowings	(515,923)	(924,313)	(663,879)	(101,744)
Proceeds from long-term borrowings	63,306	—	—	—
Repayment of long-term borrowings	—	(69,415)	—	—
Capital contribution from NCI	—	4,500	—	—
Proceeds from exercises of stock options	3,719	1,705	430	66
Proceeds from issuance of convertible senior notes, net of issuance cost paid	—	1,847,802	(742)	(114)
Proceeds from ADS lending	—	9	—	—
Net cash provided by financing activities	331,225	1,776,891	2,666,837	408,710

Net increase in cash, cash equivalents and restricted cash	270,287	944,836	2,360,484	361,760

Cash, cash equivalents and restricted cash, beginning of year	293,657	582,855	1,526,810	219,312

Effect of exchange rate changes on cash, cash equivalents and restricted cash	18,911	(881)	(156,275)	(9,268)

Cash, cash equivalents and restricted cash, end of year	582,855	1,526,810	3,731,019	571,804

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash and cash equivalents	457,340	1,144,451	3,579,665	548,608
Restricted cash	125,515	382,359	151,354	23,196
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	582,855	1,526,810	3,731,019	571,804

Supplemental disclosure of cash flow information:
Cash paid for interest	12,992	37,578	38,665	5,926
Cash paid for income tax	55,553	68,728	137,727	21,108

Supplemental disclosures of non-cash investing and financing activities:
Unpaid convertible senior notes offering costs	—	742	—	—
Unpaid Hong Kong public offering costs	—	—	11,075	1,697
Purchases of property and equipment included in payables	2,534	59	6,456	989

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

As of December 31, 2020, the Company’s major subsidiaries and VIE are as follows:

	Date of	Place of	Legal
	incorporation	incorporation	ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	100%
Shanghai Baozun E-commerce Limited	11-Nov-03	PRC	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	HK	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	HK	100%
Baotong Hong Kong Holding Limited	5-May-16	HK	100%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC	100%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Company are ineligible to engage in provisions of internet content or online services.

Shanghai Zunyi was established by two of the Company’s Founding Shareholders in December 2010 and had no operations until July 2014. To provide the Group effective control over Shanghai Zunyi and receive substantially all of the economic benefits of Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

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

The following amounts and balances of Shanghai Zunyi were included in the Group’s consolidated financial statement after the elimination of intercompany balances and transactions:

	As of
	December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalent	4,218	2,271
Accounts receivable, net	266,717	357,977
Inventories, net	144	44
Advance to suppliers	933	5,690
Amounts due from related parties	45	237
Prepayments and other current assets	224	756
Property and equipment, net	3,716	2,665
Intangible assets	53	5,089
Total assets	276,050	374,729
Accounts payable	5,048	4,770
Income tax payables	11,554	13,246
Accrued expenses and other current liabilities	14,520	33,792
Total liabilities	31,122	51,808

	For Year Ended
	December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenues	490,796	626,912	869,580
Operating expenses	391,595	544,727	756,876
Net income	90,753	65,279	87,897
Net cash provided by (used in) operating activities	(5)	356	14,050
Net cash provided by (used in) investing activities	553	(240)	(15,997)

The VIE contributed an aggregate of 9.10%, 8.61% and 9.82% of the consolidated net revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIE accounted for an aggregate of 3.89% and 3.58% of the consolidated total assets, respectively. As of December 31, 2019 and 2020, the VIE accounted for an aggregate of 0.69% and 1.20% of the consolidated total liabilities, respectively.

There are no assets of the VIE that are collateral for the obligations of the VIE and can only be used to settle the obligations of the VIE. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE.

However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends.

2. Summary of Significant Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for, inventory write-down, fair value measurement and impairment of investments, realization of deferred tax assets, assessment for useful life and impairment of long-lived assets and allowance for credit loss.

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

The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term time deposits and long-term bank borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market. The fair value of the convertible senior notes is determined based on the bid price provided by the financial institution of the Group's convertible senior notes. The fair value of convertible senior notes with the carrying amount of RMB1,762,847 is estimated to be approximately RMB1,424,081 as of December 31, 2020.

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carry amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2018, 2019 and 2020, no impairment of equity method investments was recorded.

Upon the adoption of ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10) on January 1, 2018, the Group elected to measure equity investments that were accounted for under the cost method prior to the adoption and do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Certain of such equity investments were measured at fair value due to the recognition of impairment losses during the years ended December 31, 2018, 2019 and 2020.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenue for the years ended December 31, 2018, 2019 and 2020:

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
A	637,963	879,220	1,275,875

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
A	397,999	533,687

The following suppliers accounted for 10% or more of purchases for the years ended December 31, 2018, 2019 and 2020:

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
B	1,300,297	1,775,444	1,813,669

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits. As of December 31, 2019 and 2020, all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB1,105,803 and RMB2,897,766 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2019 and 2020, respectively.

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

(g) Convenience translation

The Group's business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2020 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB6.525 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.

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

(k) Accounts receivable, net

Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements.

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

Prior to January 1, 2020, the Group performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, the Group adopted ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss.

No impairment charge was recognized for each of the three years ended December 31, 2018, 2019 and 2020.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment charge was recognized for any of the years ended December 31, 2018, 2019 and 2020.

(r) Revenue

In May 2014, the FASB issued an accounting standards update, “Revenue from Contracts with Customers”(Topic 606) (“ASC 606”) which changes the revenue recognition for companies that enter into contracts with customers to transfer goods or services. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner depicting the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Group adopted the standard on January 1, 2018 using a full retrospective approach.

The full retrospective method requires an entity to present financial statements for all periods as if the new revenue standard had been applied to all prior periods. With the adoption of ASC 606, the Group recognizes allowance for estimated sales returns on a gross basis rather than a net basis on the consolidated balance sheet. The Group records a right of return asset for products the Group expects to receive from customers within other current assets and a liability for refunds payable within accrued expenses and other current liabilities on the consolidated balance sheet.

The Group’s revenue recognition policies effective on the adoption date of ASC 606 are as follows:

The Group provides brand e-commerce solutions to its brand partners. And its revenues are derived principally from product sales and services.

Product Sales

The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to consumers under the distribution model. Under this model, the Group identified one performance obligation which is to sell goods selected and purchased from its brand partners and/or their authorized distributors directly to customers through online stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; (iii) the Group has discretion in establishing price.

Product sales, net of discounts, return allowances, value added tax and related surcharges are recognized when customers accept the products upon delivery. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring products to customers. Return allowances, which reduce revenue, are estimated utilizing the most likely amount method based on historical data the Group has maintained and its analysis of returns by categories of products.

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

Services

The Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services including IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services, of which brand partners may elect to use all or some that best fit their needs. Each category of the services provided is considered as one performance obligation as they are distinct from each other. Most of the Group’s service contracts include multiple performance obligations as they include provision of a combination of various services based on the brand partner’s requirements. The Group charges its brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

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

The Group acts as the principal in its service provision but not in product sales of its brand partners, and therefore, only recognizes service fees as revenue in the consolidated statements of operations. All the costs that the Group incurs in the provision of services are classified as operating expenses on the consolidated statements of operations.

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

Practical Expedients and Exemptions

The Group elects not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less (ii) contracts for which the Group recognizes revenue at the amount it has the right to invoice for services performed and (iii) contracts with variable consideration related to wholly unsatisfied performance obligations.

(s) Cost of products

Cost of product consists of the purchase price of products and inbound shipping charges, as well as inventory write-downs. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group’s cost of products may not be comparable to other companies which include such expenses in their cost of products.

(t) Rebates

Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. Volume rebates are estimated based on the Group’s past experience and current forecasts and recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which is recorded as reductions of cost of products in the consolidated statements of operations when the amounts are agreed by both parties.

(u) Fulfillment

Fulfillment costs primarily represent shipping and handling expenses, payment processing and related transaction costs, packaging material costs and costs incurred in outbound shipping, operating and staffing the Group’s fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment.

(v) Sales and marketing

Sales and marketing expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB619,841, RMB869,977 and RMB1,142,347 for the years ended December 31, 2018, 2019 and 2020, respectively.

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content costs, as well as costs associated with the computers, storage and telecommunications infrastructure for internal use.

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

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB25,477, RMB25,761 and RMB40,089 were included in other operating income (expenses), net for the years ended December 31, 2018, 2019 and 2020, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

According to the ADR arrangements, the Company has the right to receive series of reimbursements after the closing of initial public offering (“IPO”) over the five-year term as a return of using DB’s services. Total reimbursements are recognized over the contract term as other operating income. For the years ended December 31, 2018, 2019 and 2020, the Group recorded other operating income of RMB2,856, RMB3,231 and RMB1,804, respectively.

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

(ab) Operating leases as lessee

The operating leases of the Group include leases of offices and warehouses. Before January 1, 2019, the leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. From January 1, 2019, the Group adopted ASU 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) by using the modified retrospective method and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

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

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines its land use right agreement contains an operating lease of land under the new lease accounting standard. This determination does not result in any changes to the accounting for land use right as the cost for the land use right was fully prepaid and no liabilities would be recorded. Land use right is carried at cost less accumulated amortization and impairment losses. Amortization has been provided on a straight-line basis over 44 years, the life of the land use right. The amortization expenses of the land use right were RMB1,026 for each of the three years ended December 31, 2020, respectively. As of December 31, 2020, the land use right has a remaining useful life of 41 years.

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

In June 2016, the FASB issued ASU 2016-13, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the previously incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. The Company adopted this new standard on January 1, 2020. The adoption of this ASU does not have any material impact on its consolidated financial statements. According to ASC 326-20-15-2, as of December 31, 2020, the accounts receivable net of allowance for credit losses is RMB2,188,977 which is measured at amortized cost and in the scope of current expected credit loss ("CECL") assessment. The expected credit loss rate for accounts receivable as of December 31, 2020 is 0.59%.

In January 2017, the FASB issued ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The Company adopted this new standard on January 1, 2020 and the adoption of this ASU does not have any material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

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

In January 2020, the FASB issued ASU 2020-01 "Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)", clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments in this ASU clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The amendments clarify that: (a) an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method; (b) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06 " Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40) ". The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. The amendments remove certain conditions that should be considered in the derivatives scope exception evaluation under Subtopic 815-40, Derivatives and Hedging-Contracts in Entity's Own Equity, and clarify the scope and certain requirements under Subtopic 815-40. The amendments also improve the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contract in entity's own equity. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company does not expect the adoption of this new standard to have any material impact on its consolidated financial statements.

3. Revenue

For the years ended December 31, 2018, 2019 and 2020, all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Product sales	2,516,862	3,422,151	3,906,611

Service
- online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	2,835,206	3,817,450	4,927,875
- one-time online store design and setup services which revenues are recognized at point of time	40,969	38,591	17,077

Total revenue	5,393,037	7,278,192	8,851,563

Contract Liability

The movement of the advances from customers for the years ended December 31, 2019 and 2020 were as follows:

Advances from
Customers
Opening Balance as of January 1, 2019	18,388
Net increase	6,360
Ending Balance as of December 31, 2019	24,748
Net increase	40,516
Ending Balance as of December 31, 2020	65,264

Revenue amounted RMB18,388 and RMB24,748 were recognized in the years ended December 31, 2019 and 2020 respectively, that were included in the balance of advance from customers at the beginning of each year.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	1,811,622	2,201,926
Allowance for credit losses:
Balance at beginning of the year	(1,767)	(10,726)
Additions	(9,037)	(2,715)
Write-offs	78	492

Balance at end of the year	(10,726)	(12,949)

Accounts receivable, net	1,800,896	2,188,977

5. Inventories, net

Inventories, net consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Products	973,327	1,125,407
Packing materials and others	122	140

Inventories	973,449	1,125,547
Inventory write-down:
Balance at beginning of the year	(46,244)	(76,631)
Additions	(76,169)	(108,461)
Write-offs	45,782	85,583

Balance at end of the year	(76,631)	(99,509)

Inventories, net	896,818	1,026,038

Inventories write-downs of RMB38,725, RMB51,975 and RMB108,461 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, respectively. Inventories write-down of RMB24,194 was recorded in other operating income (expense), net in the consolidated statements of operations for the year ended December 31, 2019 as it related to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Rebate receivable from suppliers	281,095	319,521
Prepaid expenses	28,992	66,783
Interest receivables	21,829	11,825
Deposits (1)	18,972	25,330
Value-added tax (“VAT”) recoverable	13,283	—
Employee advances (2)	2,317	4,650
Others	21,225	10,103

Prepayment and other current assets	387,713	438,212
(1)	Deposits represent rental deposits and deposits paid to third-party platforms.
(2)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Electronic devices	148,407	175,633
Vehicle	3,479	2,839
Furniture and office equipment	39,280	79,644
Leasehold improvement	211,087	237,610
Machinery	14,560	25,637
Buildings	198,263	201,129

Total	615,076	722,492

Accumulated depreciation and amortization	(199,428)	(292,403)

Property and equipment, net	415,648	430,089

Depreciation and amortization expenses were RMB51,669,RMB75,775 and RMB98,046 for the years ended December 31, 2018, 2019 and 2020, respectively.

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Internally developed software	233,366	281,346
Trademark	1,070	1,074
Supplier relationship	15,620	15,620

Accumulated amortization	(99,015)	(151,667)

Intangible assets, net	151,041	146,373

Amortization expenses for intangible assets were RMB19,481, RMB43,295 and RMB52,652 for the years ended December 31, 2018, 2019 and 2020, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB65,717, RMB40,110, RMB26,595, RMB4,656 and RMB2,625.

9. Investments in equity investees

(a)Investments in equity method investees

The Group holds 51% equity interest and CJ O Shopping holds 49% equity interest of Shanghai Baozun-CJ E-commerce Co., Ltd. ("BCJ"). Prior to October 2019, as significant operational matters require the agreement of CJ O Shopping, the Group accounted for this investment using the equity method. Share of loss in equity method investment of RMB2,175 and RMB1,099 was recognized for the years ended December 31, 2018 and the period from January 2019 through October 2019, respectively.

In October 2019, the Group and CJ O Shopping signed an agreement whereby CJ O Shopping waived its participating rights in exchange for a put option that allows CJ O Shopping to sell its 49% equity interest in the BCJ for a consideration of approximately RMB9.0 million in the event that BCJ’s net assets is less than RMB3,000. As such, the Group has obtained control over BCJ and accounted for BCJ as a consolidated subsidiary. The gain as the difference between the carrying amount of its previously held equity interest in BCJ upon consolidation which was RMB8,848 and the acquisition-date fair value was immaterial. The fair value of the put option on the acquisition date was nil based on a valuation performed by the Group. The fair values of acquired assets, assumed liabilities and noncontrolling interests of CJ O Shopping on the acquisition date were RMB41,920, RMB24,536 and RMB8,473, respectively. (Note 14)

In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB1,229, RMB6,975 and RMB7,363 was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

In July 2018, the Group entered into a joint venture agreement to establish an E-commerce joint venture with FRAG COMERCIO International SL (“FRAG”), each of which holds 50% equity interest with a total consideration of RMB500. Share of loss in equity method investment of RMB50, RMB450 and nil was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

In June 2019, the Group entered into an agreement with Hangzhou Juxi Technology Co., Ltd. ("Juxi") to acquire 10% equity interest with a total consideration of RMB15,000. As the Group has significant influence over Juxi, it is accounted for under the equity method of accounting. Share of loss of RMB595 and gain of RMB26 in equity method investment was recognized for the years ended December 31, 2019 and 2020, respectively.

In December 2019, the Group entered into an agreement with Jiangsu Shanggao Supply Chain Co., Ltd. ("Shanggao") to acquire 10% equity interest with a total consideration of RMB1,500. As the Group has significant influence over Shanggao, it is accounted for under the equity method of accounting. Share of loss in equity method investment of RMB63 and share of income in equity method investment of RMB59 was recognized for the years ended December 31, 2019 and 2020, respectively.

In January 2020, the Group entered into an agreement with Signify Lighting Technology (Shanghai) Co., Ltd. ("Signify") to acquire 20% equity interest with a total consideration of RMB6,000. As the Group has significant influence over Signify, it is accounted for under the equity method of accounting. Share of loss in equity method investment of RMB3,368 was recognized for the year ended December 31, 2020.

In September 2020, the Group entered into an agreement with Hangzhou Baichen Technology Co., Ltd. ("Baichen") to acquire 30% equity interest with a total consideration of RMB4,500. As the Group has significant influence over Baichen, it is accounted for under the equity method of accounting. Share of income in equity method investment of RMB1,389 was recognized for the year ended December 31, 2020.

(b)Investments in equity securities without readily determinable fair values

As of December 31, 2019 and 2020, investments in equity securities without readily determinable fair value were both nil.

The Group is required to perform an impairment assessment of its investments whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB9,021, RMB9,021, and RMB10,800 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, The Group's equity investments in six private companies that operate in the online tool and marketplace development and digital marketing solution businesses had been fully impaired due to their deteriorating financial conditions.

10. Short-term and long-term loan

The short-term and long-term loans as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Short- term loan
Short-term bank borrowings	428,490	—

Long-term loan
Convertible senior notes	1,859,896	1,762,847

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB1,133,134 and RMB 1,612,800 for the year ended December 31, 2019 and 2020, respectively, which can only be used to maintain daily operation.

As of December 31, 2019, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB178,490, with a cash deposit of RMB7,500 pledged, at the weighted average interest rate of 4.52% per annum. Credit facilities in the amounts of RMB121,069 and RMB150,226 were used to issue the letters of guarantee with an aggregate amount of RMB151,322 and notes payable with an aggregate amount of RMB210,693, respectively. As such, RMB690,849 of the credit facilities was available for future borrowing at the end of 2019. As of December 31, 2020, the credit facilities had expired.

As of December 31, 2020, the Group had short-term bank borrowings of nil. Credit facilities in the amounts of RMB20,700 and RMB357,766 were used to issue the letters of guarantee with an aggregate amount of RMB26,000 and notes payable with an aggregate amount of RMB500,820, respectively. As such, RMB1,234,334 of the credit facilities was available for future borrowing at the end of 2020. The credit facilities will expire during the period from January to October 2021.

In October 2019, the Group entered into a one-year bank loan contract under which the Group can borrow up to RMB700,000 by October 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2019, the Group had drawn down RMB250,000 with the deposit pledged of RMB273,740 at an interest rate of 4.24%. As of December 31, 2020, the contract has expired.

Long-term bank borrowings

In January 2018, the Group entered into a three-year bank loan contract under which the Group can borrow up to US$ 50,000 by December 2020 and the actual draw down amount is subject to the deposit pledged. As of December 31, 2018, the Group had drawn down US$ 10,000 (RMB68,753) with the deposit pledged of US$ 10,100 and the interest rate is based on the three-month Libor on draw-down date plus 1.1%. The Group early repaid the loan in May 2019.

Interest expenses related to bank borrowings were RMB13,058, RMB21,936 and RMB10,040 for the years ended December 31, 2018, 2019 and 2020, respectively.

Convertible Senior Notes due 2024

On April 10, 2019, the Company issued US$275 million of Convertible Senior Notes (“the Notes”). The Notes mature on May 1, 2024 and bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, beginning November 1, 2019.

Holders of the Notes have the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The Notes can be converted into the Company’s ADSs at an initial conversion rate of 19.2308 of the Company’s ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$52 per ADS). The conversion rate is subject to adjustment in certain events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

The holders may require the Company to repurchase all or portion of the Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

The Company did not identify any embedded features that are subject to separate accounting. The conversion option meets the scope exception for derivative accounting as it is indexed to the Company’s own stock and classified in stockholders’ equity. Other embedded features including the mandatory redemption feature and the contingent put option upon fundamental changes are considered clearly and closely related to the debt host therefore no separate accounting is required.

In addition, there is no beneficial conversion feature recognized as the set conversion prices for the Notes are greater than the fair values of the ordinary share price at the date of issuance.

Therefore, the Company accounted for the Notes as a single instrument under long-term loan. Issuance costs related to the Notes were recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and are amortized over the period from April 10, 2019, the date of issuance, to May 1, 2022, the first put date of the Notes, using the effective interest method.

In 2019, the proceeds received by the Company from issuance of Notes, net of issuance cost of RMB41,530 (equivalently US$6 million), was RMB1,847,060 (equivalently US$269 million).

ADS Lending Arrangement

Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 4,230,776 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0003 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes. As of December 31, 2020, the outstanding number of Loaned ADSs was 4,230,776.

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

Although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2020, it is considered improbable that the ADS Borrower or the counterparty to the ADS lending arrangement will default.

Interest expenses related to the Notes were RMB 39,380 and RMB56,084 for the year ended December 31, 2019 and 2020, respectively.

11. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Logistics expenses accruals	317,282	402,024
Advances from customers	24,748	65,264
Outsourced labor cost payable	63,136	123,528
Salary and welfare payable	90,895	230,709
Professional fee accruals	10,994	8,460
Marketing expenses accruals	26,504	101,498
Other tax payable	5,003	26,452
Sales return accrual	6,898	4,189
Loss provision for accidental fire (1)	21,275	—
Hong Kong public offering issuance cost accruals	—	11,075
Others	14,387	17,981

Accrued expenses and other current liabilities	581,122	991,180

(1)	Loss provision for accidental fire represents potential compensation to brand partners for damaged goods owned by them and under the Group's warehousing and fulfillment services, and legal and other expenses relating to an accidental fire that occurred at a third-party warehouse in Shanghai on October 29, 2019 and was settled in May 2020.

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as an “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. The VIE obtained the certificate of HNTE in 2017 and renewed the certificate in 2020, therefore, it is eligible for a preferential tax rate of 15% since 2017. Another two subsidiaries of the Group obtained the HNTE certificate in 2018 and 2020, respectively, and applied 15% tax rate with a valid term of three years starting from 2018 and 2020, respectively.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current tax	87,897	87,930	128,350
Deferred tax	(22,944)	(16,786)	(563)

Income tax expense	64,953	71,144	127,787

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible share-based compensation	5.65%	5.40%	4.94%
Effect of tax rates in different tax jurisdiction	(1.62)%	(0.77)%	1.08%
Effect of preferential tax rate	2.72%	(1.29)%	(1.48)%
Research and development super deduction	(12.45)%	(12.22)%	(6.41)%
HK tax-free interest income	—%	—%	(0.24)%
Others	0.05%	1.37%	(0.18)%
Changes in valuation allowance	—%	2.94%	0.57%

Effective income tax rate	19.35%	20.43%	23.28%

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	2,052	5,066	8,798
Income per share effect-basic	0.01	0.03	0.05
Income per share effect-diluted	0.01	0.03	0.05

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Accrued expenses	6,078	9,357
Inventory write-down	18,279	24,585
Allowance for other investments	2,563	4,063
Salary and welfare payable	2,325	2,137
Allowance for credit losses	2,621	3,187
Provision for compensation	5,319	—
Net operating loss carry forward	33,839	31,006

Less: valuation allowance	(16,547)	(19,686)

Deferred tax assets, net	54,477	54,649

Deferred tax liabilities:
Identifiable intangible assets	(2,929)	(2,538)

Deferred tax liabilities	(2,929)	(2,538)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2019 and 2020, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB186,635 and RMB168,961 as of December 31, 2019 and 2020, respectively, for the Group’s certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2019	2020
	RMB	RMB
Balance as of January 1	6,314	16,547
Addition	10,233	3,139
Balance as of December 31	16,547	19,686

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

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2020, the Company is subject to examination of the PRC tax authorities.

As of December 31, 2019 and 2020, retained earnings of Company’s subsidiaries and VIE located in PRC were RMB755,854 and RMB1,254,228, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

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

13. Operating lease liabilities

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

	Year ended December 31,
Lease Term and Discount Rate	2019		2020
Weighted-average remaining lease term:
- Operating leases	3.98	years	3.66	years
Weighted-average discount rate
- Operating leases	7.97%		6.72%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Fiscal Year	Operating lease
RMB
2021	193,228
2022	169,680
2023	100,769
2024	76,768
2025	57,082
Thereafter	2,719
Total lease commitment	600,246

Less: Imputed interest	(64,690)

Total operating lease liabilities	535,556
Less: current operating lease liabilities	(165,122)

Long-term operating lease liabilities	370,434

As of December 31, 2020, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB14,122.

Supplemental cash flow information related to leases for the year ended December 31, 2019 and 2020 is as follows:

	For Year Ended December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:

Operating cash flows from operating leases	162,818	184,363
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	277,638	244,684

During the three years ended December 31, 2018, 2019 and 2020, the Group incurred operating lease expenses of RMB141,993, RMB172,727 and RMB187,881 (excluding RMB49,413 for short-term leases not capitalized as right-of-use assets), respectively.

As of December 31, 2020, the Company has entered into a contract to lease a new office building for approximate 6 years, of which the total lease payment is expected to be approximate RMB 261,637. The commencement date of this lease is January 1, 2021.

14. Redeemable non-controlling interests

In October 2019, the Group obtained control over BCJ through an agreement with CJ O Shopping whereby CJ O Shopping waived its participating rights in exchange for a put option. The put option allows CJ O Shopping to sell its 49% equity interest in BCJ to the Group for a consideration of approximately RMB9.0 million in the event that BCJ’s net assets is less than RMB3,000. As the redemption of the non-controlling interests by CJ O Shopping is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group's consolidated balance sheets. The put option has nil value due to the remote possibility of occurrence of the redemption event. It is not subject to separate accounting and recognized as part of the redeemable non-controlling interests. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted to the maximum redemption amount according to the agreement with CJ O Shopping. (Note 9)

15. Ordinary Shares

For the years ended December 31, 2018, 2019 and 2020, 6,423,214, 2,978,728 and 1,752,486 share options and restricted share units were exercised and vested to Class A ordinary shares.

16. Net income per share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income	269,771	281,891	426,534
Net (income) loss attributable to non-controlling interests	(59)	187	(796)
Net (income) loss attributable to redeemable non-controlling interests	—	(781)	254
Net income attributable to ordinary shareholders of Baozun Inc.	269,712	281,297	425,992

Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	1.59	1.62	2.27
Diluted	1.50	1.57	2.23

Net income per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	4.76	4.85	6.82
Diluted	4.51	4.72	6.69

Shares (Denominator):
Weighted average number of ordinary shares
Basic	169,884,906	173,937,013	187,322,781
Diluted	179,327,029	178,932,010	190,988,171

As of December 31, 2018, 2019 and 2020, the Group had 471,648, 465,000 and 330,000 outstanding restricted share units respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect is anti-dilutive.

12,692,328 ordinary shares issued to ADS Borrowers are not considered as outstanding and which were excluded from the computation of basic and diluted earnings per share.

17. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2020:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)(1)	Parent company of Alibaba, one of the Group’s ordinary shareholders

Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

Shanghai Baozun-CJ E-commerce Co., Ltd. ("BCJ")(2)	Equity method investee of the Group

Beijing Pengtai Baozun E-commerce Co., Ltd. ("Pengtai")	Equity method investee of the Group

Shanghai Misako E-commerce Limited ("Misako")	Equity method investee of the Group

Hangzhou Juxi Technology Co., Ltd. ("Juxi")	Equity method investee of the Group

Jiangsu Shanggao Supply Chain Co., Ltd ("Shanggao")	Equity method investee of the Group

Signify Lighting Technology (Shanghai) Co., Ltd. ("Signify")	Equity method investee of the Group

Shanghai Kewei E-commerce Co., Ltd. ("Kewei")	Equity method investee of the Group

Hangzhou Baichen Technology Co., Ltd. ("Baichen")	Equity method investee of the Group

Zunrui (Nantong) E-commerce Co., Ltd. ("Zunrui")	Equity method investee of the Group
(1)	AJ (Hangzhou) Network Technology Company Limited ("AJ") is a subsidiary of Alibaba Group, thus its transactions and balances with the Group are included in the transactions and balances with Alibaba as presented below.
(2)	The Group obtained the controlling interest in BCJ and consolidated the investee in October 2019.

(a)    The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenue derived from:
Warehousing service revenue generated from Alibaba Group	23,698	21,539	1,295
Store operation service revenue generated from Ahead	10	4	—
Store operation service revenue generated from Alibaba Group	—	29	21,418
Logistic service revenue from BCJ	3,157	2,700	—
IT service revenue generated from Pengtai	—	4,053	4,296
Store operation service revenue generated from Signify	—	—	20,735
Warehousing service revenue generated from Signify	—	—	8,078
IT service revenue generated from Signify	—	—	429
Store operation service revenue generated from Kewei	—	—	3,702
Store operation service revenue generated from Misako	68	1,239	—

Service fees incurred for:
Marketing and platform service fees paid to Alibaba Group	518,299	655,614	671,468
Logistic service fees paid to Alibaba Group	79,182	92,887	88,962
Commission fee paid to Ahead	666	298	—
Commission fee paid to Alibaba Group	—	245	625
Purchase of goods from Pengtai	13,994	—	—
Outsourcing labor cost paid to Juxi	—	7,326	17,996
Marketing and platform service fees paid to Kewei	—	—	2,141
Logistic service fees paid to Shanggao	—	—	5,810
Marketing and platform service fees paid to Baichen	—	—	3,849
Outsourcing labor cost paid to Zunrui	—	—	3,976

(b)     The Group had the following balances with its related parties:

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due from Alibaba Group (1)	17,218	16,919
Amounts due from Signify (2)	—	17,054
Amounts due from Kewei (3)	—	3,077
Amounts due from Zunrui (4)	—	3,008
Amounts due from Misako	1,273	—
Amounts due from Pengtai	832	877
Total amount due from related parties	19,323	40,935

Amounts due to Alibaba Group (1)	887	36,114
Amounts due to Juxi (5)	5,909	6,215
Amounts due to Shanggao	—	1,824
Amounts due to Baichen	—	844
Total amount due to related parties	6,796	44,997

(1)	Amounts due from Alibaba Group consisted of receivables of RMB17,218 and RMB16,919 to be collected from Alibaba Group for deposits paid to Alibaba, store operation services and warehousing services provided by the Group as of December 31, 2019 and 2020, respectively. Amounts due to Alibaba Group consisted of payables of RMB887 and RMB36,114 for logistic, marketing and platform services, and commission fees as of December 31, 2019 and 2020, respectively.
(2)	Amounts due from Signify consisted of the receivables for store operation services, warehousing services and IT services provided by the Group.

(3)	Amounts due from Kewei consisted of the receivables for store operation services provided by the Group.
(4)	Amounts due from Zunrui consisted of the receivables for the prepaid outsourcing labor cost.
(5)	Amounts due to Juxi consisted of the payables for outsourcing labor cost provided to the Group.

18. Commitments

There is no significant commitment except the leases commitment in Note 13.

19. Share-Based Compensation

Share incentive plan

From 2010 to 2015, the Group granted 24,731,467 share options, in aggregate, under the Share Incentive Plan. As of December 31, 2019, all the options had been vested and the relating share compensation expense had been recognized in the consolidated statements of operations.

No more share option was granted during the years ended December 31, 2018, 2019 and 2020.

Share options

A summary of option activity during the year ended December 31, 2020 is presented below:

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value of
	Options	Price	Term	Options
		RMB		RMB
Outstanding, as of January 1, 2020	2,247,187	0.6	4.7	171,306
Forfeited	(4)
Exercised	(242,718)
Outstanding, as of December 31, 2020	2,004,465	0.5	3.7	148,848
Vested and expected to vest as of December 31, 2020	2,004,465	0.5	3.7	148,848
Exercisable as of December 31, 2020	2,004,465	0.5	3.7	148,848

The aggregate intrinsic values of options exercised during the year ended December 31, 2020 were RMB17,914. All the options have been vested as of December 31, 2020.

Restricted share units

Under the 2015 Plan, the Group granted 2,714,283 restricted share units to certain employees and senior management in 2020, which would vest immediately or over 1 to 4 years. A summary of the restricted share units activities under the 2015 Plan during the year ended December 31, 2020 is presented below:

	Number of
	restricted share	Weighted-Average
	units	Grant-Date Fair Value
		RMB
Outstanding, as of December 31, 2019	2,520,555	61.05

Granted	2,714,283	70.09
Vested	(1,509,768)	58.83
Forfeited	(381,659)	79.83
Cancelled	(8,479)	36.82
Outstanding and unvested, as of December 31, 2020	3,334,932	68.40

The fair value of restricted share units granted was determined based on the fair value of the Company's ordinary shares on the grant date.

As of December 31, 2020, there was RMB143,098 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.77 years.

The Group recorded compensation expenses of RMB75,862, RMB75,183 and RMB108,440 for both share options and restricted share units for the years ended December 31, 2018, 2019 and 2020, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Fulfillment	5,831	9,839	8,497
Sales and marketing	28,346	22,209	38,631
Technology and content	13,445	9,817	16,711
General and administrative	28,240	33,318	44,601

	75,862	75,183	108,440

20. Employee benefit plans

The Group’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB156,154, RMB207,056 and RMB159,607 for the years ended December 31, 2018, 2019 and 2020, respectively, for such benefits.

21. Restricted net assets

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s entities in the PRC must make appropriation from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

The Company’s subsidiaries and VIE, in accordance with the China Company Laws, must make appropriation from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group’s PRC entities were RMB18,183, RMB35,075 and RMB30,401 for the years ended December 31, 2018, 2019 and 2020. The accumulated reserves as of December 31, 2018, 2019 and 2020 were RMB33,208, RMB68,283 and RMB98,684 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2020, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB1,941,607.

22. Subsequent Event

Equity Investment and Strategic Business Cooperation with iClick Interactive Asia Group Limited (“iClick”)

In January 2021, Baozun entered into certain agreements with iClick, an independent online marketing and enterprise data solutions provider in China, Baozun subscribed for 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of iClick at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of iClick, Baozun purchased 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick based on ordinary shares of iClick outstanding as of January 25, 2021. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value.

Acquisition of Full Jet Limited (“Full Jet”) to Accelerate Expansion of Luxury and Premium Brand Footprint

In February 2021, Baozun entered into a share purchase agreement to acquire a 100% equity interest in Full Jet, a strategic and brand-focused industry expert that specializes in developing go-to-market strategies for high-end and luxury brands entering the Chinese market. Final enterprise value of Full Jet represents a 12.5x multiple of Full Jet’s 2020 EBITDA, with total consideration consisting of a 50% initial cash payment and deferred payments in cash or equity over the following three years, subject to an annual performance target completion result. The acquisition has been completed in the first quarter of 2021. The Company is in the process of performing purchase price allocation.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			Note 3
ASSETS
Current assets:
Cash and cash equivalents	26,298	145,311	22,270
Prepayments and other current assets	1,221	890	136
Amounts due from subsidiaries and VIE	1,608,095	4,446,238	681,416
Total current assets	1,635,614	4,592,439	703,822

Investments in subsidiaries and VIE	2,796,652	3,290,146	504,237
TOTAL ASSETS	4,432,266	7,882,585	1,208,059
LIABILITIES
Current liabilities:
Other current liabilities	3,639	8,717	1,336
Total current liabilities	3,639	8,717	1,336

Non-current liabilities:
Long-term loan	1,859,896	1,762,847	270,168
Total non-current liabilities	1,859,896	1,762,847	270,168
TOTAL LIABILITIES	1,863,535	1,771,564	271,504

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,918,929 and 220,505,115 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	107	137	21
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	8	8	1
Additional paid-in capital	2,014,227	5,207,631	798,104
Retained earnings	526,009	952,001	145,901
Accumulated other comprehensive income	28,380	(48,756)	(7,472)
Total shareholders’ equity	2,568,731	6,111,021	936,555
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,432,266	7,882,585	1,208,059

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 3
Operating expenses:
General and administrative	(8,422)	(6,863)	(10,344)	(1,585)
Other operating income	2,837	3,207	1,765	270
Total operating expenses	(5,585)	(3,656)	(8,579)	(1,315)
Loss from operations	(5,585)	(3,656)	(8,579)	(1,315)
Interest income	3,072	9,454	1,066	163
Interest expense	—	(39,380)	(56,084)	(8,595)
Impairment loss of investments	(7,497)	—	—	—
Exchange loss	(113)	(129)	(3,905)	(598)
Equity in income of subsidiaries and VIE	279,835	315,008	493,494	75,631
Net income	269,712	281,297	425,992	65,286

Foreign currency translation adjustment	19,227	(842)	(77,136)	(11,822)
Comprehensive income	288,939	280,455	348,856	53,464

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				Note 3
Cash flows from operating activities:
Net income	269,712	281,297	425,992	65,286
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Impairment loss of investments	7,497	—	—	—
Exchange loss	113	129	3,905	598
Amortization of issuance cost of convertible senior notes	—	16,563	25,229	3,867
Equity in income of subsidiaries and VIE	(279,835)	(315,008)	(493,494)	(75,631)
Changes in other current liabilities	(5,274)	2,562	(3,900)	(598)
Net cash used in operating activities	(7,787)	(14,457)	(42,268)	(6,478)

Cash flows from investing activities:
Advances to subsidiaries and VIE	(209,724)	(538,693)	(2,846,452)	(436,238)
Investments in subsidiaries	(54,518)	(1,365,803)	—	—
Net cash used in investing activities	(264,242)	(1,904,496)	(2,846,452)	(436,238)

Cash flows from financing activities:

Proceeds from exercises of share options	3,718	1,705	430	66
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	—	3,127,305	479,280
Payments for public offering cost	—	—	(25,453)	(3,901)
Proceeds from issuance of convertible senior notes, net of issuance cost	—	1,847,802	(742)	(114)
Proceeds from ADS lending	—	9	—	—
Net cash provided by financing activities	3,718	1,849,516	3,101,540	475,331

Net increase (decrease) in cash and cash equivalents	(268,311)	(69,437)	212,820	32,615
Cash and cash equivalents, beginning of year	313,138	67,513	26,298	3,777
Effect of exchange rate changes on cash and cash equivalents	22,686	28,222	(93,807)	(14,122)
Cash and cash equivalents, end of year	67,513	26,298	145,311	22,270

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Supplemental disclosure of cash flow information:
Cash paid for interest	—	19,007	29,159	4,468

Supplemental disclosures of non-cash investing and financing activities:
Unpaid convertible senior notes offering costs	—	742	—	—
Unpaid Hong Kong public offering costs	—	—	8,978	1,376

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3)	Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.
4)	As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.