Form 20-F
period 2021-12-31
Baozun Inc.
filed 2022-04-29
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive offices)

Arthur Yu, Chief Financial Officer

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

Telephone: +86 21 6080-9991

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

As of December 31, 2021, there were 208,794,492 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of 195,493,754 Class A ordinary shares and 13,300,738 Class B ordinary shares.

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

☐ Yes ☐ No

Auditor Name	Auditor Location	Auditor Firm ID
Deloitte Touche Tohmatsu Certified Public Accountants LLP	Shanghai, China	1113

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;
●	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands exempted company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity and its subsidiaries;
●	“brand e-commerce” are to business-to-consumer (B2C) e-commerce conducted through official brand stores, official marketplace stores, or official stores on other channels;
●	“brand partners” are to companies for which we operate or have entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;
●	“Distribution GMV” are to the GMV under the distribution business model;
●	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;
●	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Non-distribution GMV” are to the GMV under the service fee business model and the consignment business model;
●	“O2O” are to online-to-offline and offline-to-online commerce;
●	“official brand stores” are to brands’ official online stores;
●	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share; and
●	“US$”, “U.S. dollars” or “dollars” are to the legal currency of the United States.

●	“VIE” are to variable interest entity, and “our VIE” are to Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, our PRC consolidated VIE.

Solely for the convenience of the reader, certain RMB amounts and Hong Kong dollar amount have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB and Hong Kong dollars were made at a rate of RMB6.3726 to US$1.00 and HK$7.7996 to US$1.00, the respective exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. As of April 22, 2022, the exchange rate for one U.S. dollar was RMB6.5010 and HK$7.8459, respectively. We make no representation that the RMB, Hong Kong dollar or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, including those statements contained under the captions “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “may,” “will,” “could,” “would,” “plans,” “intends,” “believes,” “expects,” “projects,” “estimates” or “anticipates,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Baozun (including its subsidiaries and variable interest entity and its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with The Nasdaq Global Select Market or the Hong Kong Stock Exchange or other stock exchanges.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with our VIE

Baozun Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with our VIE and its subsidiaries. Shanghai Zunyi holds a value -added telecommunication license, covering internet information services rendered through mobile network, or an ICP license. Shanghai Zunyi previously operated our Maikefeng marketplace, an e-commerce platform for other trading parties which was closed in 2017 and for which direct foreign investment was prohibited under the PRC laws. Shanghai Zunyi previously provided, and now continues to provide, brand e-commerce service to our brand partners, for which direct foreign investment is allowed under the PRC laws. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 8.6%, 9.8% and 8.6% of our total net revenues in 2019, 2020 and 2021, respectively. Investors in our ADSs are not purchasing equity interest in our VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

We entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

●	exercise effective control over Shanghai Zunyi;
●	receive substantially all of the economic benefits of Shanghai Zunyi; and
●	have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Zunyi when and to the extent permitted by PRC law.

Such contractual arrangements include: (i) an exclusive technology service agreement; (ii) an exclusive call option agreement; (iii) a proxy agreement; and (iv) equity interest pledge agreements. Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as our VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders.”

These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages. We cannot assure you such remedies will be effective. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Our business and operations are primarily based in the PRC, and are governed by PRC laws, rules and regulations, and the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. As an online distributor of goods, we are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. Such legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations”, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.”

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to impose penalties that would result in a material and adverse effect on our ability to conduct our business. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shanghai Zunyi or our right to receive substantially all the economic benefits and residual returns from Shanghai Zunyi and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, which was signed into law on December 18, 2020, states that if the United States Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act, or the Final Amendments. The Final Amendments finalized the interim final rules adopted in March 2021 with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our ordinary shares and ADSs could be prohibited from trading in the United States as early as 2023. Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate registered public accounting firms headquartered in mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce of the PRC, or the MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC State Administration for Market Regulation (formerly known as the SAIC), or the SAMR and National Medical Products Administration. We currently hold all material licenses and permits required for our business operations, including a value -added telecommunication license, or a VAT license, for domestic call center services and internet information services, a VAT license for online data processing and transaction processing business (operational e-commerce), Food Operation Permits, Publication Operation Permit, Road Transportation Operation Permit, Permits for Travel Business, Permits for Liquor Circulation, Medical Device Operation Enterprise Permit and Courier Service Operation Permit. However, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.”

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and our VIE (i) are not required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were not denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash Transfers and Dividend Distribution

Baozun Inc., our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiaries, by making capital contributions or providing loans, and our Hong Kong subsidiaries transfers cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Because the Parent and its subsidiaries control our VIE, through contractual arrangements, we are not able to make direct capital contribution to our VIE and its subsidiaries. However, we may transfer cash to our VIE by loans or collect cash from our VIE for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021

	(RMB in thousands)
Capital contributions from Parent to Hong Kong subsidiaries	1,369,590	—	—
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	548,905	608,841	383,585
Loans from Parent to Hong Kong subsidiaries	534,906	2,846,452	—
Repayment from Hong Kong subsidiaries to Parent	—	—	2,256,302
Loans from Hong Kong subsidiaries to PRC subsidiaries	15,000	371,925	867,646
Amounts paid by our VIE to PRC subsidiaries	652,675	735,580	757,749

Our VIE may transfer cash to Shanghai Baozun E-Commerce Limited, or the WOFE, by paying service fees according to the exclusive technology service agreement. Pursuant to the exclusive technology service agreement, WFOE has the exclusive right to provide specified technology services to VIE. Without the prior written consent of WFOE, VIE may not accept the same or similar technology services provided by any third party during the term of the agreement. VIE agrees to pay to WFOE a service fee of 95% of the net revenues of VIE and extra service fees for additional services provided by WFOE as requested by VIE within three months after each calendar year for the services provided in the preceding year. Considering the future operating and cashflow needs of our VIE, for the years ended December 31, 2019, 2020 and 2021, no service fees were charged to our VIE by WOFE, no payments were made by our VIE under the Exclusive Technology Service Agreement. If there is any amount payable to WOFE under the contractual agreements, our VIE will settle the amount accordingly.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	10%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the exclusive technology service agreement, WOFE may charge our VIE for services provided to our VIE. These fees shall be recognized as expenses of our VIE, with a corresponding amount as service income by WOFE and eliminate in consolidation. For income tax purposes, our WOFE and our VIE file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by our VIE and as income by WOFE and are tax neutral.
(3)	Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that 95% of the net revenues of our VIE will be distributed as fees to WOFE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIE exceed the fees paid to WOFE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIE could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our VIE. This would result in such transfer being non-deductible expenses for our VIE but still taxable income for WOFE.

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2021, the amount restricted, including paid-in capital and statutory reserve funds, was RMB2,345 million (US$368.0 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Financial Information Related to Our VIE

The following table presents the condensed consolidating balance sheet data for our VIE and other entities as of the dates presented.

	As of December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	1,894,125	2,698,474	13,946	—	4,606,545
Restricted cash	—	93,219	—	—	93,219
Accounts receivable, net	—	4,747,333	299,250	(2,785,665)	2,260,918
Inventories, net	—	1,070,534	3,033	—	1,073,567
Advances to suppliers	—	545,751	35,571	(53,349)	527,973
Prepayments and other current assets	106,282	8,400,000	162,552	(8,096,060)	572,774
Amounts due from related parties	—	68,984	420	(420)	68,984
Amounts due from subsidiaries and VIE	2,189,936	—	—	(2,189,936)	—
Investments in subsidiaries and VIE	2,440,880	—	—	(2,440,880)	—
Investments in equity investees	110,479	5,811,748	—	(5,591,439)	330,788
Property and equipment, net	—	652,641	1,797	(1,552)	652,886
Intangible assets, net	—	380,574	13,084	1,552	395,210
Land use right, net	—	40,516	—	—	40,516
Operating lease right-of-use assets	—	1,095,570	—	—	1,095,570
Goodwill	—	397,904	—	—	397,904
Other non-current assets	—	87,926	—	—	87,926
Deferred tax assets	—	114,200	—	—	114,200
Total assets	6,741,702	26,205,374	529,653	(21,157,749)	12,318,980

Short-term loan	1,740,004	548,461	—	—	2,288,465
Accounts payable	—	2,223,190	140,451	(1,869,562)	494,079
Notes payable	—	529,603	—	—	529,603
Income tax payables	94,298	33,692	497	(497)	127,990
Accrued expenses and other current liabilities	11,041	10,033,408	27,538	(9,087,468)	984,519
Amounts due to related parties	—	73,794	—	—	73,794
Current operating lease liabilities	—	278,176	—	—	278,176
Deferred tax liabilities	—	51,525	—	—	51,525
Long-term operating lease liabilities	—	883,495	—	—	883,495
Other non-current liabilities	—	125,985	—	—	125,985
Total liabilities	1,845,343	14,781,329	168,486	(10,957,527)	5,837,631

	As of December 31, 2020
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	145,311	3,432,083	2,271	—	3,579,665
Restricted cash	—	151,354	—	—	151,354
Short-term investments	—	1,448,843	—	—	1,448,843
Accounts receivable, net	—	4,604,554	388,710	(2,804,287)	2,188,977
Inventories, net	—	1,025,994	44	—	1,026,038
Advances to suppliers	—	276,689	5,690	2,397	284,776
Prepayments and other current assets	890	4,960,730	333,941	(4,857,349)	438,212
Amounts due from related parties	—	40,935	237	(237)	40,935
Amounts due from subsidiaries and VIE	4,446,238	—	—	(4,446,238)	—
Investments in subsidiaries and VIE	3,290,146	—	—	(3,290,146)	—
Investments in equity investees	—	4,352,084	—	(4,298,742)	53,342
Property and equipment, net	—	429,214	2,665	(1,790)	430,089
Intangible assets, net	—	139,494	5,089	1,790	146,373
Land use right, net	—	41,541	—	—	41,541
Operating lease right-of-use assets	—	524,792	—	—	524,792
Goodwill	—	13,574	—	—	13,574
Other non-current assets	—	51,531	—	—	51,531
Deferred tax assets	—	54,649	—	—	54,649
Total assets	7,882,585	21,548,061	738,647	(19,694,602)	10,474,691

Accounts payable	—	2,222,055	263,390	(2,063,883)	421,562
Notes payable	—	500,820	—	—	500,820
Income tax payables	—	72,588	13,246	(13,246)	72,588
Accrued expenses and other current liabilities	8,717	6,184,105	173,060	(5,374,702)	991,180
Amounts due to related parties	—	44,997	—	—	44,997
Current operating lease liabilities	—	165,122	—	—	165,122
Long-term loan	1,762,847	—	—	—	1,762,847
Deferred tax liability	—	2,538	—	—	2,538
Long-term operating lease liabilities	—	370,434	—	—	370,434
Total liabilities	1,771,564	9,562,659	449,696	(7,451,831)	4,332,088

The following table presents the condensed consolidating statements of operations for our VIE and other entities for the periods presented.

	For the Year Ended December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	10,822,359	809,547	(2,235,650)	9,396,256
Net (loss) income	(219,830)	(253,053)	47,090	219,830	(205,963)

	For the Year Ended December 31, 2020
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	9,804,668	869,580	(1,822,685)	8,851,563
Net income	425,992	338,637	87,897	(425,992)	426,534

	For the Year Ended December 31, 2019
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	8,124,331	626,912	(1,473,051)	7,278,192
Net income	281,297	216,612	65,279	(281,297)	281,891

The following table presents condensed consolidating cash flow data for our VIE and other entities for the years ended presented.

	For the Year Ended December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(43,628)	(2,579,716)	(7,440)	2,534,677	(96,107)
Net cash provided by (used in) investing activities	1,736,165	(915,121)	(10,246)	(434,978)	375,820
Net cash provided by (used in) financing activities	(74,513)	1,197,027	—	(372,561)	749,953

	For the Year Ended December 31, 2020
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(42,268)	3,155,662	14,050	(2,817,430)	310,014
Net cash provided by (used in) investing activities	(2,846,452)	(764,470)	(15,997)	3,010,552	(616,367)
Net cash provided by (used in) financing activities	3,101,540	216,606	—	(651,309)	2,666,837

	For the Year Ended December 31, 2019
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(14,457)	809,106	356	(493,609)	301,396
Net cash provided by (used in) investing activities	(1,904,496)	(815,028)	(240)	1,586,313	(1,133,451)
Net cash provided by (used in) financing activities	1,849,516	1,949,410	—	(2,022,035)	1,776,891

A.           [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

Summary of Risk Factors

An investment in our ADSs and/or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business

●	If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.
●	If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.
●	Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business.
●	If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

●	We may continue to incur losses in the future and may not be able to return to and subsequently maintain profitability.
●	If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.
●	We rely on the success of certain e-commerce channels such as Tmall.
●	Under the consignment model and service fee model, a variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.
●	We may not be able to compete successfully against current and future competitors.
●	Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.
●	The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.
●	We have experienced rapid growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.
●	Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business. In particular, the COVID-19 pandemic had and may continue to have a negative impact on our business, results of operations and financial condition.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operation.
●	We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
●	We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.
●	Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.

Risks Related to Our Ordinary Shares and ADSs

●	The trading price of our ADSs and our Class A ordinary shares has been and is likely to continue to be volatile, which could result in substantial losses to the holders of our ADSs and/or Class A ordinary shares.

●	The different characteristics of the capital markets in Hong Kong and the United States may negatively affect the trading prices of our ADSs and Class A ordinary shares.
●	Substantial future sales or perceived potential sales of our ADSs and/or Class A ordinary shares in the public market could cause the prices of our ADSs and/or Class A ordinary shares to decline.
●	Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2021, net revenues related to our top 10 brand partners as ranked by net revenues in the aggregate comprised approximately 48.2% of our total net revenues. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 15.2% and 11.4% of our total net revenues, respectively, in 2021. Total GMV related to our top 10 brand partners as ranked by GMV in the aggregate comprised approximately 71.3% of our total GMV in 2021. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2021) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

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

We may continue to incur losses in the future and may not be able to return to and subsequently maintain profitability.

We recorded a net income of RMB281.9 million and RMB426.5 million in 2019 and 2020, respectively, and a net loss of RMB206.0 million (US$32.3 million) in 2021. The net loss in 2021 was mainly due to an unrealized investment loss of RMB210.0 million (US$32.9 million) during the 2021, as well as weaker profitability from operations caused by a combination of deteriorated macro- economic environment, negative impact from the Better Cotton Initiatives, and write-down on accounts receivable from certain distributor. We cannot assure you that we will be able to return to profitability and subsequently maintain profitability in the future. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase the scale of our operations. To return to or sustain profitability, we will need to increase our revenue sufficiently to offset these higher expenses, increase sales of the products and services that have higher profit margins or significantly reduce our expense level. If we are forced to reduce our expenses, our growth strategy could be compromised. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we are not able to return to or subsequently maintain profitability, the value of our company and our ADSs and/or Class A ordinary shares could decline significantly.

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

A substantial majority of our GMV is derived from merchandise sold or services rendered on Tmall. In 2021, our GMV derived from merchandise sold or services rendered on Tmall comprised approximately 69.3% of our total GMV. If e-commerce channels such as Tmall are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may cease to sell their products on these channels. As our results of operations rely on the solutions we provide on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, which would adversely affect our business and results of operations.

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

We have experienced rapid growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

We have experienced rapid growth in recent years. Our total net revenues increased from RMB2,598.4 million in 2015 to RMB9,396.3 million (US$1,474.5 million) in 2021, representing a compound annual growth rate of 23.9%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

Our growth has placed, and continues to place, significant strain on our management and resources. We anticipate that we will need to implement new or upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also need to expand, train, manage and motivate our workforce and manage our relationships with our partners, suppliers, third-party merchants and other service providers. To return to or maintain profitability, we must implement such upgrades, manage our workforce cost-effectively and manage our cost of products and operating expenses. We cannot assure you that we will be able to manage our growth or return to or maintain profitability or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects. Accordingly, our historical performance may not be indicative of future operating results.

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

In recent years, there have been outbreaks of health epidemics in various countries in China and globally, including the outbreak of COVID-19. In March 2020, the World Health Organization declared the COVID-19 a pandemic. The COVID-19 pandemic has resulted in quarantines, travel restrictions, disruptions to supply chains, and temporary closure of stores and facilities in China and globally. Especially in the first quarter of 2020, the COVID-19 pandemic slowed down our growth pace and caused us to incur incremental costs, such as additional fulfillment expenses and general and administrative expenses, which resulted in a decrease in our income from operations and net income in the first quarter of 2020. Recently, there has been a resurgence of COVID-19 cases in certain parts of China, caused by the more transmittable Omicron variants. The Chinese government has implemented emergency measures to contain further spread of the virus. Like in the past, the COVID-19 pandemic may again disrupt supply chains and diminish e-commerce fulfilment and logistics capabilities, as well as result in weaker consumer demand; all these consequences have had and will continue to have an adverse impact on our business, financial condition and results of operations. It is uncertain for how long and to what extent the recent COVID-19 outbreak may adversely affect the macro-economic environment as well as our business, results of operations and financial condition. It will depend on the severity and the speed and extent of spread of the current virus, and the effectiveness of the actions taken to contain it or mitigate its adverse impact. To the extent that the COVID-19 pandemic continues to cause harm, or any other epidemic or pandemic causes harm, to the Chinese or global economy, our results of operations will likely be further adversely and materially affected. We cannot assure you that, for the year ending December 31, 2022 or any future period, we will be able to achieve the same level of net income that we previously achieved. For the COVID-19’s impact on our financial results, please see “Item 5. Operating and Financial Review and Prospects.” The trading price of our ADSs and/or Class A ordinary shares may also be adversely affected. Any potential impact on our financial results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the COVID-19 pandemic or affect its impact, which are highly uncertain and unpredictable. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of business operations of our brand partners and other customers have negatively affected, and could continue to negatively affect, the demand for our services and the goods sold in the stores or the platform operated by us;
●	our brand partners may encounter supply chain disruptions, which could significantly reduce supply of goods;
●	our brand partners may require additional time to pay us or fail to pay us at all, which could significantly increase the amount and turnover days of our accounts receivable and require us to record additional allowances for doubtful accounts;
●	our consumers may decrease their level of spending on the products we or our brand partners sold, which could significantly increase our inventory amount and turnover days;
●	the acquisition of new brand partners and ramp up of operations for newly-added brand partners may be negatively impacted, which could significantly reduce revenues contribution from new brand partners;
●	any disruption of our logistics providers and disruptions to our fulfilment and logistics capabilities could adversely impact our business and results of operations, including materially delay delivery to consumers, which may also lead to loss of consumers, as well as reputational, competitive and business harm to us;
●	any precautionary measures intended to minimize the risks of COVID-19 to our employees and business partners, including temporarily requiring our employees to work remotely, canceling or postponing industry events and business travel, could compromise our efficiency and productivity during such periods and incur additional costs, slow down our branding and marketing efforts, and result in short-term fluctuations in our results of operations.

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

We have adopted the 2014 Share Incentive Plan and the 2015 Share Incentive Plan, or collectively, the Share Incentive Plans, to provide additional incentives to employees, directors and consultants. We have granted and may continue to grant options, restricted share units and other types of awards under our Share Incentive Plans. The maximum number of shares which may be issued pursuant to all awards under the 2014 Share Incentive Plan is 20,331,467. As of December 31, 2021, the number of shares which may be issued pursuant to all outstanding options under the 2014 Share Incentive Plan is 1,912,709. The maximum number of shares which may be issued pursuant to all awards under the 2015 Share Incentive Plan, after giving effect to the ever-green provision, is 3,131,917. As of December 31, 2021, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Share Incentive Plan is 4,313,114. For the years ended December 31, 2019, 2020 and 2021, we recorded an aggregate of RMB75.2 million, RMB108.4 million and RMB196.5 million (US$30.8 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. In addition, we may from time to time re-evaluate the vesting schedules, exercise prices or other key terms of the grants, increase the maximum number of shares to be issued under the Share Incentive Plans, or adopt new share incentive plans. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We had negative operating cash flows in the years ended December 31, 2017, 2018 and 2021, and may have negative operating cash flows in the future.

We had negative operating cash flows for the years ended December 31, 2017 and 2018 primarily due to (i) increases in inventories and prepayments for goods driven by growing sales as we expanded our distribution model and (ii) increases in accounts receivables caused by rapid growth of our consignment and service fee models, which led to increases in our working capital. We had negative operating cash flows for the year ended December 31, 2021 primarily due to (i) the continuous negative impact of COVID-19 pandemic on our business, (ii) a decrease in sales from several brand partners in the apparel and accessories category due to the Better Cotton Initiatives, (iii) an increase in account receivables caused by the growth of our consignment and service fee models, as well as in their write-downs, and (iv) an increase in our working capital expenditures, including to fund increased inventories and prepayments for goods under our distribution model. Although we have implemented plans to improve our operating cash flows, we cannot assure you that we will not have negative operating cash flows in the future, which may negatively affect our liquidity.

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

We have invested and will continue to expend financial resources to strengthen our technology and innovation capabilities and upgrade our technology platform, in order to serve a wider variety of brand partners and other customers with a broader array of services. For example, our technology and innovation center focuses on enhancing our IT capabilities and helps us shape the market by developing new systems such as cloud-based operating platforms and big data analysis tools for brand e-commerce, implementing artificial intelligence in brand e-commerce, and upgrading the current technology systems. In addition, we developed our retail operation support system, or ROSS, which encompasses a series of modules enabling efficient product management, store content management, store event management and customer analysis to facilitate automation and digitalization to enhance efficiency of online store operations. We expect that we will continue to invest in these and other initiatives as our business develops. However, investments in technology and innovation initiatives are inherently uncertain, and we may encounter practical difficulties in deploying or commercializing our technology and innovations. As a result, we may not be able to recover the expenditures associated with these investments, and any recovery of such expenses may take longer than expected.

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

Our investments in or acquisition of third-party entities may not be successful and may have a material and adverse effect on our business, reputation, results of operations and financial condition.

We have made investments in or acquisition of third parties that are complementary to our business and operations, including our acquisition of the following entities in 2021: Full Jet Limited, or Full Jet, a strategic and brand-focused industry expert that specializes in developing go-to-market strategies for high-end and luxury brands entering the Chinese market; Shanghai Yi Shang Network Information Co., Ltd., or eFashion, a leading e-commerce solutions provider for fashion brands focusing on bringing international fashion brands to China; Shanghai Morefun Information Technology Co., Ltd., or MoreFun, a technology-oriented digital marketing solution provider in China’s e-commerce industry; Suzhou Baoleantone International Logistics Co., Ltd., or BolTone, a warehouse and supply chain service provider in mainland China; and Bao Best IOT Technology (Suzhou) Co., Ltd., or BaoBest, a supply chain businesses operator in mainland China. We may pursue strategic alliances, joint ventures or potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. For example, in connection with our investment in Fosun Fashion Group (Cayman) Limited, we entered into a strategic business cooperation agreement with Fosun Fashion Group (Cayman) Limited, a subsidiary of Fosun International Limited, in April 2021. Strategic alliances or joint ventures with third parties could subject us to many risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

In addition,investments or acquisitions and the subsequent integration of new assets and businesses into our own will require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

We may also enter into relatively new markets and industries through investments or acquisitions, such as express delivery and new emerging channel live-streaming industries, which may expose us to different and unforeseen risks. We cannot guarantee that our efforts to venture into new domains will be successful. Due to our lack of prior experience in these new markets or industries, we may not be able to navigate the rapidly evolving regulatory environment or to forecast and meet the constantly changing demands and preferences for products and services. Some of these new markets and industries are emerging with relatively novel and untested business models. We also may not realize the anticipated benefits of our investments in or acquisitions of specific targets due to uncertainties in their performance and valuation or failure to integrate them into our existing business, or difficulty in operating them with our existing expertise and resources. The above challenges could lead to developments or results that would have a material adverse effect on our business, financial condition and results of operations.

We are exposed to significant downward adjustments or impairments in the market values of our investments, which may materially affect our financial results.

As part of our business strategy, we have made investments in both private companies and a public company. The value of these investments can be negatively impacted by fluctuations in the share price of the public company, the fair or appraised values of the private companies, as well as liquidity, credit deterioration or losses, financial results, foreign exchange rates, changes in interest rates, or other factors. Moreover, since our adoption of ASC Topic 321, Investments—Equity Securities (“ASC 321”), on January 1, 2018, for investments previously accounted for using the cost method, we have elected to use the measurement alternative to measure them at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings, instead of through other comprehensive income if they were previously designated as available for sale equity securities under legacy GAAP. The change of these equity securities’ fair value could result in significant fluctuation of our financial condition and operating results.

We recorded impairment loss of investments of RMB9.0 million, RMB10.8 million and RMB3.5 million (US$0.6 million) in 2019, 2020 and 2021, respectively. We recorded unrealized investment loss of RMB210.0 million (US$32.9 million) in 2021, which was mainly due to decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that we invested in January 2021. We may be required to perform impairment assessment and suffer significant impairment loss or downward adjustments of our investments in the future due to the impact of evolving e-commerce dynamics, COVID-19, regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. We may also recognize impairment loss to intangible assets or goodwill in the future. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. In April 2019, we completed our offering of the 1.625% Convertible Senior Notes due 2024 (the “2024 Notes”) in the aggregate principal amount of US$275.0 million. In March 2022, we entered into separate and individually privately negotiated transactions with certain holders of the 2024 Notes to repurchase approximately US$166.3 million principal amount of the 2024 Notes. As of March 31, 2022, we had outstanding indebtedness of approximately US$108.7 million principal amount of the 2024 Notes. On April 1, 2022, we announced a tender offer to repurchase the outstanding 2024 Notes and the repurchase right expired at 5:00 p.m., New York City time, on Thursday, April 28, 2022. All the outstanding principal amount of the 2024 Notes were validly surrendered and not withdrawn for repurchase prior to the expiration of the repurchase right. In addition, as of December 31, 2021, we had one-year credit facilities for an aggregate amount RMB2,012.8 million (US$315.9 million) from nine Chinese commercial banks, and we have drawn short-term bank borrowings from the credit facilities in the amount of RMB548.4 million (US$86.1 million). See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” Our substantial level of indebtedness could have important consequences, including the following:

●	we must use a substantial portion of our cash flow from operations to pay interest and principal on the 2024 Notes and our other indebtedness, which will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;
●	our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;
●	we will be exposed to fluctuations in interest rates and currency exchange rates;
●	our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;
●	we may be more vulnerable to the economic downturns and adverse developments in our business;
●	we may be unable to comply with financial and other restrictive covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt, have an adverse effect on our business and prospects, and force us into bankruptcy or liquidation; and
●	in the event of insolvency, liquidation, reorganization, dissolution or other winding up of our business, if there are not sufficient assets remaining to pay all creditors, then all or a portion of the amounts due on the 2024 Notes and our other indebtedness then outstanding would remain unpaid.

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

We may not have the ability to raise the funds necessary to repurchase the 2024 Notes upon a fundamental change, and our future debt may contain limitations on our ability to repurchase the notes.

Holders of the 2024 Notes will have the right to require us to repurchase their notes upon the occurrence of a fundamental change at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2024 Notes surrendered therefor. In addition, our ability to repurchase the 2024 Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to repurchase the 2024 Notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements governing any outstanding future indebtedness. If the repayment of any outstanding future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the 2024 Notes.

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

In connection with Cainiao’s investment of 30% equity interest in Baotong Inc., or Baotong, Cainiao has a call option to increase its equity interest in Baotong to 60%, exercise of which may result in our loss of control over Baotong.

On September 30, 2021, Baozun and Baotong entered into a share purchase and subscription agreement with Cainiao Smart Logistics Investment Limited and/or its affiliates, or Cainiao, pursuant to which Cainiao made 30% equity investment in Baotong at a consideration of US$217.9 million. On the same day, Baozun, Baotong and Cainiao also entered into a business cooperation agreement aiming to further explore and develop fulfillment and e-commerce opportunities. Combining Baotong’s outstanding customer-centric services with Cainiao’s large economies of scale and infrastructures, we believe our integrated service offerings will advance to the next level, especially the apparel and luxury categories, in being more premium, customized, diversified, and omni-channel. In connection of Cainiao’s investment in Baotong, on October 29, 2021, Baozun, Baotong and Cainiao entered into a shareholders agreement, pursuant to which, for a period of six months (or such longer period as Baozun and Cainiao may agree) starting from July 29, 2023, Cainiao has the call option to acquire additional shares so that it will own in an aggregate of 60% equity interest of Baotong, according to terms and conditions set forth under the shareholders agreement. Baotong is currently one of our consolidated subsidiaries and we derive a significant amount of revenues from Baotong. It provides warehousing and logistics solutions and holds a significant portion of our assets and operations. If Cainiao exercises its call option, we may lose control in Baotong, and, as a result, we may be unable to consolidate Baotong in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

In addition, pursuant to the shareholders agreement among Baozun, Baotong and Cainiao, if certain triggering events occur, Cainiao has the right to require Baozun to redeem its shares at a price equal to the initial investment plus an internal rate of return of 6% per annum. If Cainiao requests us to redeem its shares of Baotong and if we do not have sufficient fund, our business operations and financial condition could be materially and adversely affected. See “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions and Agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited.”

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

Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of one month to four months. As of December 31, 2019, 2020 and 2021, our accounts receivable amounted to RMB1,800.9 million, RMB2,189.0 million and RMB2,260.9 million (US$354.8 million), respectively. Our accounts receivable turnover days were 84 days, 82 days and 86 days in 2019, 2020 and 2021, respectively. The decrease in the accounts receivable turnover days from 2019 to 2020 was due to efficiency enhancement of working capital management. The increase in the accounts receivable turnover days from 2020 to 2021 was due to the increase in the proportion of our revenues generated from services, which generally has longer payment terms. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable. For instance, in September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In addition, our brand partners also provide rebates to us under the distribution model, which are determined based on the product purchase volume on a monthly, quarterly or annual basis. As of December 31, 2019, 2020 and 2021, we recorded rebates receivables of RMB281.1 million, RMB319.5 million and RMB288.2 million (US$45.2 million), respectively. The rebates receivables are settled by offsetting the accounts payable. We cannot assure you that we will be able to collect all rebates receivables in the future. If we fail to collect a substantial portion of our rebates receivables, our results of operations and financial condition would be materially and adversely affected.

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

Our inventories were RMB896.8 million, RMB1,026.0 million and RMB1,073.6 million (US$168.5 million) as of December 31, 2019, 2020 and 2021, respectively. The increases in our inventories over these periods reflected the additional inventories required to support our expanded product sales volumes. Our inventory turnover days were 102 days in 2019, 106 days in 2020 and 117 days in 2021. The increase in our inventory turnover days over these periods was due to changes in our product mix with new brands acquired. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

On the other hand, if we underestimate demand for our products, or if our brand partners under the distribution model fail to supply quality products in a timely manner or if there is any natural disaster or outbreak of pandemic or epidemic that disrupts supply chain, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation. For example, the recurrence of COVID-19 outbreaks in certain parts of China, including Shanghai, have resulted in, and may continue to result in, inventory shortages for certain of our products, which had or will have a material and adverse effect on our results of operations and financial condition.

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

Our success depends, in part, upon our ability and our brand partners’ ability to anticipate and respond to consumer trends with respect to products sold through the stores that we operate. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging consumer preferences and anticipate product trends that will appeal to existing and potential consumers. Our dedicated online store operation teams work closely with our brand partners to manage inventory and site content of the brand stores that we operate. In order to be successful, we and our brand partners must accurately predict consumers’ tastes and avoid overstocking or understocking products. For instance, in 2021, changes in consumer preferences caused by the Better Cotton Initiatives adversely affected our business especially in our apparel and accessories business. If we or our brand partners fail to identify and respond to changes in merchandising and consumer preferences, sales on our brand partners’ e-commerce businesses could suffer and we or our brand partners could be required to mark down unsold inventory, which could negatively impact our financial results.

If the ramp up of operations for newly-added brand partners does not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

We have been accelerating acquisition of new brand partners since 2018, in an effort to drive sustainable growth momentum. In 2019, we added a net of 46 new brand partners for store operations. In 2020, we added a net of 35 new brand partners for store operations despite the negative influence of COVID-19. In 2021, we added a net of 67 new brand partners for store operations. Newly added brand partners typically require a ramping up period before they can fully utilize our services. If the ramp up of operations for newly added brand partners takes longer time than we expected, or the revenues we receive from newly added brands do not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

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

We rely on third-party delivery service providers to deliver products to consumers, and any major interruptions to or failures in these third parties’ delivery services could prevent the timely or successful delivery of products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions, fire incidents, labor unrest or shortage, pandemics or epidemics. If products are not delivered on time or are delivered in a damaged state, consumers may refuse to accept products and may claim refund from us or our brand partners, and brand partners and consumers may have less confidence in our services. As a result, we may lose brand partners, and our financial condition and reputation could suffer.

Failure to effectively manage our warehouse capacity and utilization could have a material adverse effect on our business and results of operation.

In addition to the warehouses built by us, we also acquire certain warehouses through acquisition. As of December 31, 2021, we directly operated 57 warehouses with an aggregate gross floor area of approximately 1,135,000 square meters in twelve strategic cities, serving end consumers in mainland China, Hong Kong, Macau and Taiwan. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we used a number of warehouses operated by third parties, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

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

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the MOFCOM, the MIIT, the SAMR and National Medical Products Administration. These government authorities promulgate and enforce regulations that cover many aspects of online retailing and distribution of products such as food and medical devices, including scope of permitted business activities, licenses and permits for business operation, and restriction on foreign investments. Meanwhile, the brand partners we partner with are also obliged to hold licenses and meet regulatory requirements in order to sell products themselves or through our e-commerce solutions. While we currently hold all material licenses and permits required for our business operations, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us.

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of current and future PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 28, 2015, which came into effect on March 1, 2016 and later amended on June 6, 2019 and specifies that information services provided through mobile networks are recognized as internet information services. According to relevant MIIT rules, service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining a value -added telecommunication license, or a VAT License, covering internet information services rendered through mobile network, or an ICP License. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a VAT License covering online data processing and transaction processing services. Our VIE, Shanghai Zunyi has obtained a VAT License covering domestic call center services and internet information services, and we also currently hold a VAT License for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun E-Commerce Limited, or Shanghai Baozun. With the expansion of our business in the future, we may be required to obtain other required licenses or expand the current scope of the licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service (in addition to operational e-commerce) that may be required by the government authorities from time to time.

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

As noted in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” we were previously the subject of a shareholder class action. While the lead counsel in that case has filed a notice of voluntary dismissal, the consolidated action has been dismissed in its entirety without prejudice, we cannot rule out the possibility that additional claims or lawsuits may be filed in the future. Any future litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any future litigation could exceed coverage provided under potentially applicable insurance policies, which is limited. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers. Any such unfavorable outcome could have a material adverse effect on our business, financial condition, results of operations, cash flows, our reputation, and the prices and trading volumes of our ADSs and/or Class A ordinary shares.

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

We leased 79 premises in mainland China, Hong Kong, Taiwan and Paris, for our offices, customer service center and warehouses as of December 31, 2021. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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

We currently use workers dispatched by third-party labor service agents to provide customer service and perform fulfillment function. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, issued in January 2014 and became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. In addition, under the Labor Contract Law amended on December 28, 2012, labor dispatch is only allowed to apply to provisional, auxiliary or substitutive positions. As such, we may need to adjust our staffing arrangements which may result in an increase in our labor cost. We cannot assure you that we have complied or will be able to comply with all the above provisions and laws related to labor dispatch.

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$784.6) to RMB10,000 (US$1,569.2) per dispatched worker.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are legally obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may increase our expenses and subject us to negative publicity that could harm our reputation with users and negatively affect the trading price of our ADSs and/or Class A ordinary shares. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the National People’s Congress Standing Committee, the MIIT and the CAC, have been increasingly focused on regulation in the areas of data security and data protection. For example, the National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which became effective on June 1, 2017, and strengthens the administration on cyber security. See “ —Substantial uncertainties exist with respect to China’s Cybersecurity Law and the impact it may have on our business operations.” In addition, on June 10, 2021, the National People’s Congress Standing Committee promulgated the Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

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

In addition, on November 14, 2021, the Regulations on the Network Data Security (Draft for Comments), or the Network Data Security Draft Regulations, was proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Network Data Security Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Network Data Security Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As of the date of this annual report, the Network Data Security Draft Regulation was released for public comment only and its final version and effective date may be subject to change with substantial uncertainty.

On December 28, 2021, the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cyber Security Review, which came into effect on February 15, 2022 and replace the prior Measures for Cyber Security Review promulgated on April 13, 2020. The Measures for Cyber Security Review provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators and the network platform operators engaging in data processing activities that affects or may affect national security should be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users are obliged to apply for a cybersecurity review by the Cybersecurity Review Office before listing abroad; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security.

Based on the facts that the Measures for Cyber Security Review and the Network Data Security Draft Regulations were newly adopted or have not been formally adopted and are still subject to further guidance, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

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

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. Under the Foreign Investment Law promulgated by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020, the PRC government encourages technology cooperation on the basis of free will and business rules in the process of foreign investment ; no administrative agency or its employee may force the transfer of any technology by administrative means. However, because the Foreign Investment Law is relatively new, there remain high uncertainties with regard to how the law will be interpreted and enforced.

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

We have obtained insurance to cover certain potential risks, such as property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. Except for a cyber information security insurance policy we have purchased that may cover income losses or other related losses suffered by certain of our subsidiaries due to service interruption caused by any cyber security or privacy events, we do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. In addition, our third-party service providers, including third-party warehousing service providers, may fail to purchase insurance or maintain effective insurance. Even if we are successful in our claims against third-party service providers when certain accidents occurred, such third-party service providers may not be able to fully, or at all, pay the damages resulting from such accidents. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage or our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$78,461). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges along with uncertainties over the impact of ongoing trade disputes and tariffs. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.1% in 2019, which slowed to 2.3 % in 2020 and increased to 8.1% in 2021. In addition, China (and Shanghai in particular) are experiencing an unprecedented COVID-19 resurgence and lockdown. This development has resulted in significant disruptions to supply chain and e-commerce fulfilment and logistics capabilities, as well as weaker consumer demand, which have had and will continue to have adverse impact on China’s economy.

There have also been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. Trade tension between China and the United States may intensify. Political tensions between the United States and China have escalated since the COVID-19 outbreak and the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with certain Chinese companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, various actions taken by the U.S. government in response to concerns regarding forced labor in the Xinjiang Uyghur Autonomous Region of China, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by MOFCOM on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third country (or region) or its citizens, legal persons or other organizations.

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

In addition, there is considerable uncertainty in the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China.Also, the conflict in Ukraine and the imposition of broad economic sanctions on Russia raised energy prices and disrupted global markets. Unrest, terrorist and war threats in the Middle East and elsewhere may further increase market volatility across the globe. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We currently serve brand partners in the following categories: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and automobiles. Currently, we have a substantial amount of our GMV derived from brand partners in apparel and accessories, as well as in electronics. If the e-commerce performance of certain or various product categories is not successful in general, our business and results of operations may be materially and adversely affected. For example, the e-commerce performance of the apparel and accessories category was adversely affected due to, among other factors, the Better Cotton Initiative in 2021, which adversely affected our business and results of operations for 2021.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce accurate financial statements on a timely basis or prevent fraud could be impaired.

We are required to maintain an effective system of internal control over financial reporting. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2021, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or Class A ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

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

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Our PRC subsidiary, Shanghai Baozun, is eligible to provide value-added telecommunication services in China by holding a VAT License for online data processing and transaction processing business (operational e-commerce). However, we do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our VIE, Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 8.6%, 9.8% and 8.6% of our total net revenues in 2019, 2020 and 2021, respectively.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Shanghai Baozun, our wholly-owned subsidiary in China, Shanghai Zunyi, our VIE in China, and its shareholders were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Shanghai Zunyi’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Shanghai Zunyi for PRC tax purposes, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose punitive interest on Shanghai Zunyi for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China, or the PBOC, for a period according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if they are required to pay punitive interest.

Risks Related to Doing Business in the People’s Republic of China

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our business and operations are primarily based in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

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

Our business and operations are primarily conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries and VIE are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Taxation Administration of the PRC, or the STA, the State Administration for Industry and Commerce of the PRC (currently known as SAMR), the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009.

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

The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures have been released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRS will start applying the filing requirements to new offerings and listings. Only new initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. The Q&A also addressed the contractual arrangements and pointed out that if complying with domestic laws and regulations, companies with VIE structure are eligible to list overseas after filing with the CSRC. Nevertheless, it does not specify what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Network Data Security Draft Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises or our VIE.

We may transfer funds to our directly owned PRC subsidiaries which are FIEs under PRC laws or finance such FIEs by means of shareholder loans or capital contributions, or to our VIE by making loans, upon completion of our offerings. Any such loans to our FIEs cannot exceed statutory limits, which is either the difference between the registered capital and the total investment amount of such FIE or a multiple of the FIE’s net assets in the previous year, and shall be registered or filed with SAFE, or its local counterparts. Any such loans to our VIE are subject to PRC regulations and foreign exchange loan registration. Furthermore, if we make any capital contributions to FIEs, FIEs are required to register the details of the capital contribution with the local branch of SAMR and submit a report on the capital contribution via the online enterprise registration system to the MOFCOM.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or our VIE or additional capital contributions by us to our PRC subsidiaries, and conversion of such loans or capital contributions into RMB. If we fail to complete such registrations or filings, our ability to provide loans or capital contributions to the FIEs or our VIE in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We are a holding company and may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries and on remittances from our VIE, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries or our VIE incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2021, we had restricted net assets of RMB2,345.1 million (US$368.0 million).

Limitations on the ability of our VIE to make remittance to the wholly-foreign owned enterprise and on the ability of our subsidiaries to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, with retroactive effect from January 1, 2008. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions, under Bulletin 7 and Bulletin 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing. As a result, we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, or to pay tax pursuant to these circulars, which may have a material adverse effect on our financial condition and results of operations. In addition, the sales of our ADSs or ordinary shares held by our PRC individual employees after their exercise under relevant incentive plans are also subject to PRC individual income tax.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entity. Currently, Shanghai Baozun, our major PRC subsidiary which is a wholly-foreign owned enterprise, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements such as presenting documentary evidence of such transactions to banks. The Outbound Investment Sensitive Industry Catalogue (2018) also lists certain industries as sensitive outbound investment industries, which are subject to NDRC pre-approval requirements prior to remitting investment funds offshore. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares and/or ADSs. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries and our VIE.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares and/or ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our public offerings, and proceeds from issuance of our convertible senior notes into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, for the repayment of the principal and interest of our 2024 Notes, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” in 2017 and renewed the qualification in 2020, and is therefore subject to a 15% preferential income tax rate with a valid term of three years from the year of qualification or renewal. Six of our subsidiaries qualified as a “high and new technology enterprise” starting from 2018 and renewed the qualification subsequently, and are therefore subject to a 15% preferential income tax rate with a valid term of three years from the year of qualification or renewal. If any of these subsidiaries or our VIE fails to maintain the high and new technology enterprise qualification, its applicable enterprise income tax rate will increase to 25%.

The discontinuation of the above-mentioned preferential income tax treatments or the change of the applicable preferential tax rate currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also received subsidies from local governments in China as incentives for conducting business in certain local districts. We recognized cash subsidies of RMB25.8 million, RMB40.1 million and RMB41.3 million (US$6.5 million) for the years ended December 31, 2019, 2020 and 2021, respectively. These government subsidies are non-recurring in nature and we cannot assure you that we will be able to receive any government subsidies in the future.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2019, 2020 and 2021, we recorded deferred tax assets of RMB54.5 million, RMB54.6 million and RMB114.2 million (US$17.9 million), respectively. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. In addition, we engage third-party human resources agencies to make social insurance and housing fund contributions for certain of our employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. Although some of our PRC entities incorporated in various locations in China have made the required employee benefit payments, we cannot assure you that we are able to make adequate contribution in a timely manner at all time. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

In addition to the above factors, the prices and trading volumes of our ADSs and/or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other e-commerce companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates among the RMB , the Hong Kong dollar and the U.S. dollar;
●	natural disasters or health epidemic such as COVID-19;
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	litigation, government investigation or other legal or regulatory proceeding;
●	our share repurchase programs;
●	any future issuances of securities, including sales or perceived potential sales of additional ordinary shares or ADSs, or by conversion of the 2024 Notes in certain circumstances; and

●	proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

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

In connection with the offering of the 2024 Notes, we have entered into the ADS Lending Agreements with Credit Suisse International and Deutsche Bank AG, London Branch (each, an “ADS Borrower” and, collectively, the “ADS Borrowers”). The ADS Borrowers are affiliates of, respectively, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., who were the underwriters of our ADS offering registered on the prospectus supplement dated April 4, 2019 and the accompanying prospectus dated April 4, 2019. We entered into these ADS lending agreements to facilitate transactions by which investors in our 2024 Notes may hedge their investment in the 2024 Notes.

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

Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder, director and chief growth officer, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity which is not an affiliate of such holder or beneficial owner, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, represent 29.2% and 12.1% of the aggregate voting power of our company, respectively, as of March 31, 2022. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our ADSs are currently traded on the Nasdaq Global Select Market and our Class A ordinary shares are currently traded on the Hong Kong Stock Exchange. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on the Nasdaq Global Select Market may be adversely affected.

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

Furthermore, our articles of association are specific to us and include certain provisions that may be different from common practices in Hong Kong. Some differences from common practices in Hong Kong include the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their ADSs and/or Class A ordinary shares at a premium.

Our fifth amended and restated articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the event these preferred shares have better voting rights than our Class A ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs could be materially and adversely affected.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs and/or ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs or ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or as early as 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted the Final Amendments. The Final Amendments finalized the interim final rules adopted in March 2021 with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. After we file this annual report on Form 20-F, we anticipate that we will be identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s control. The prohibition of our ordinary shares and ADSs from trading in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our ordinary shares and ADSs could be prohibited from trading in the United States as early as 2023.

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

Holders of ADSs do not have the same rights as our registered shareholders. The holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to directly cast any votes at such meetings. The holders of our ADSs will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, the holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions from the holders of our ADSs, the depositary will vote the underlying Class A ordinary shares represented by their ADSs in accordance with these instructions. The holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A ordinary shares unless they withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our articles of association, the minimum notice period required to be given by us to our registered shareholders to convene a general meeting is 14 calendar days. When a general meeting is convened, the holders of our ADSs may not receive sufficient advance notice of the meeting to permit the holders of our ADSs to withdraw the underlying Class A ordinary shares represented by their ADSs and become the registered holder of such shares to allow the holders of our ADSs to attend the general meeting and to cast their vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of our ADSs from withdrawing the underlying Class A ordinary shares represented by their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for their instructions, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the Class A ordinary shares underlying their ADSs. In addition, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Class A ordinary shares represented by the ADSs, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy, or for the effect of any such vote. This means that the holders of our ADSs may not be able to exercise their right to direct how the underlying Class A ordinary shares represented by their ADSs are voted and they may have no legal remedy if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, the holders of our ADSs will not be able to call a shareholders’ meeting.

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

We believe we were not a PFIC for the taxable year ended December 31, 2021, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. In particular, the recent significant decline in the market price of our ADSs increases the risk of us becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

We are a holding company and operate our business through our consolidated subsidiaries, our VIE and its subsidiaries. We commenced operations to provide brand e-commerce solutions in China in August 2007 through Shanghai Baozun, a PRC limited liability company founded by our Chief Executive Officer, Mr. Vincent Wenbin Qiu, our Chief Growth Officer, Mr. Junhua Wu, Mr. Michael Qingyu Zhang and several other individual investors, or collectively, the Founding Shareholders. Shanghai Baozun, our wholly-owned subsidiary, provides integrated brand-e-commerce solutions to our brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment.

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

The operation of value-added telecommunications businesses in China requires an ICP license, and foreign ownership of value-added telecommunications business is subject to restrictions under current PRC laws, rules and regulations. We hold an ICP license through our VIE, Shanghai Zunyi, to operate our value-added telecommunications services in compliance with PRC laws and regulations. In April and July 2014, through Shanghai Baozun, we entered into certain contractual arrangements with Shanghai Zunyi and its shareholders under which we gained effective control over the operations of Shanghai Zunyi, which currently provides brand e-commerce service to our brand partners.

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

In May 2018, we launched our slogan “Technology empowers future success” as technology is our key growth driver for the future. We believe innovative technologies will empower a revolution in e-commerce, and digitization and innovation will continue to underpin growth in the retail industry. In 2019, we upgraded to a hybrid cloud infrastructure - Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We have integrated and migrated our core e-commerce systems and applications to Baozun Hybrid Cloud, which helped us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency.

In April 2019, we completed an offering of US$225 million of the 2024 Notes, and the sale of an additional US$50 million in aggregate principal amount of the 2024 Notes pursuant to the exercise by the initial purchasers in full of an option to purchase additional Notes, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (collectively, the “Notes Offering”). We received net proceeds from the Notes Offering of approximately US$269.0 million. Concurrently with the closing of the offering of the 2024 Notes, we also completed an offering of 4,230,776 ADSs (“Borrowed ADSs”), as we entered into the ADS lending agreements with the ADS Borrowers. We did not receive any proceeds from the sale of the initial Borrowed ADSs, but received a nominal lending fee from the ADS Borrowers. In March 2022, we entered into separate and individually privately negotiated transactions with certain holders of the 2024 Notes to repurchase approximately US$166.3 million principal amount of the 2024 Notes. As of March 31, 2022, we had outstanding indebtedness of approximately US$108.7 million principal amount of the 2024 Notes. On April 1, 2022, we announced a tender offer to repurchase the outstanding 2024 Notes and the repurchase right will expire at 5:00 p.m., New York City time, on Thursday, April 28, 2022.

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code “9991.” The gross proceeds to us from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$425.2 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. We received total net proceeds of approximately HK$3,511.4 million (US$450.2 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

Throughout 2021, the rapidly evolving e-commerce industry in China witnessed weak consumer sentiment and persistent negative impacts due to the COVID-19 pandemic and the Better Cotton Initiatives. We adapted quickly by adjusting our strategy and optimizing resource allocations towards diversification so as to balance against the market headwinds. In addition, we accelerated our efforts to help our brand partners expedite digital transformation and innovation in the fast-evolving China e-commerce industry.

In 2021, we launched a proprietary intelligent customer service management system called “Service Anywhere”, or S-ANY, to unify workflow dispatching, training and resource management and to improve consumer journey and ultimately to facilitate transactions. Meanwhile, we continued to upgrade our operating platforms and middle office for better process re-engineering, and to make our automation more digitized, centralized, and integrated. We scaled up two regional service centers in Nantong and Hefei in 2021 to complement our powerful operation and technology infrastructure to further optimize resource allocation and drive efficiency.

In addition, we acquired several complementary business in 2021, including Full Jet, a strategic and brand-focused industry expert that specializes in developing go-to-market strategies for high-end and luxury brands entering the Chinese market; eFashion, a leading e-commerce solutions provider for fashion brands focusing on bringing international fashion brands to China; MoreFun, a technology-oriented digital marketing solution provider in China’s e-commerce industry; BolTone, a warehouse and supply chain service provider in mainland China; and BaoBest, a supply chain businesses operator in mainland China. We target to acquire complementary businesses that enhance our vertical competitiveness, expand economies of scale, and help make our business portfolio more resilient and balanced. We anticipate that mergers and acquisitions will become an incremental driver for our value proposition to our brand partners and growth prospects.

In June 2019, we established a wholly-owned subsidiary, Baotong, in Cayman Islands as a holding company to hold 100% of the equity interest in Baotong E-Logistics Technology (Suzhou) Limited. In September 2021, Baozun and Baotong entered into a share purchase and subscription agreement with Cainiao, pursuant to which Cainiao made 30% equity investment in Baotong at a total consideration of US$217.9 million. Baozun, Baotong and Cainiao also entered into a business cooperation agreement aiming to further explore and develop fulfillment and e-commerce opportunities. Combining Baotong’s outstanding customer-centric services with Cainiao’s large economies of scale and infrastructures, we believe our integrated service offerings will advance to the next level, especially the apparel and luxury categories, in being more premium, customized, diversified, and omni-channel.

Our principal executive offices are located at No. 1-9, Lane 510, West Jiangchang Road, Shanghai 200436, the People's Republic of China. Our telephone number at this address is +86 21 6080-9991. Our agents for service of process in the United States are Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017, and Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our Internet address is www.baozun.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the website of http://www.sec.gov.

B.      Business Overview

We are the leader and a pioneer in the brand e-commerce service industry in China, with a 7.9% market share as measured by GMV in 2019, according to iResearch. China’s brand e-commerce service industry represents the third-party service industry in which e-commerce service providers provide e-commerce services to brands, including IT solutions, online store operation, digital marketing, customer services, and warehousing and fulfillment. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. We help brands execute their e-commerce strategies in China.

Our competitive advantages have enabled us to achieve rapid growth in the number of our brand partners. We serve global leaders in their respective verticals such as Philips, Nike and Microsoft. Our ability to help brand partners navigate through the challenges imposed by COVID-19 leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions demonstrates the value of our services. With our excellent performance, along with several complementary acquisition during 2021, we managed to acquire a net of 67 new brand partners for store operations in 2021 and grow our brand partner for store operations portfolio to a total of 333 as of December 31, 2021.

We are able to capture the huge market opportunities with our deep understanding of the needs of various brands, which allow us to offer value propositions differentiated from other market players.

●	Multi-category, multi-brand capabilities: We are capable of serving brands of different types, different scales and at different stages of development. We provide in-depth, industry specific domain knowledge across the e-commerce value chain.
●	Full-scope services: We provide integrated one-stop solutions to address all core aspects of e-commerce operations, including IT solutions, online store operation, digital marketing, customer service, and warehousing and fulfilment. Our ability to provide one-stop e-commerce solutions is empowered by our proprietary and robust technology stack, including our Cloud-based System that enables efficient setup of official brand stores and official marketplace stores, ROSS that facilitates smooth and efficient online store operations, big data analytics and AI capabilities that drive our efficient and effective digital marketing solutions, Customer Relationship Management, or CRM, that supports attentive real-time pre-sale and post-sale customer services and engagement, and Order Management System, or OMS, and Warehouse Management System, or WMS, that enable integrated and reliable multi-category warehousing and fulfillment services. We constantly develop new technologies and infrastructure in order to provide innovative and reliable solutions to our brand partners.
●	Omni-channel coverage: We help brand partners adapt to and thrive on China’s complex e-commerce ecosystem and evolving e-commerce landscape. We enable brands to integrate online and offline operations. We help brand partners formulate and implement coherent e-commerce strategies, which requires holistic performance analysis across channels and balanced tactics for different platforms.

We are devoted to innovation in order to maintain and strengthen our market leading position, both in our business model and technology stack. Our comprehensive end-to-end service capabilities, along with our in-depth industry knowledge and integrated technology platforms and solutions, enable different brands to plan and execute e-commerce strategies efficiently. With the strong compatibility of our IT systems, we are able to provide omni-channel solutions across official brand stores, online marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. We also help our brand partners operate on other global marketplaces such as LAZADA, SHOPEE, HKTVMALL and Yahoo Super Mall. We will continue to focus on business and technology innovation to further enhance our value proposition.

Leveraging our technology capabilities, we have continuously expanded and enhanced our service offerings to brand partners throughout our history. Our technology stack can support all categories of products and is comprised of three layers:

•	Front-end systems, including various cloud-based omni-channel technology solutions, customized SaaS (software as a service) tools and efficiency-oriented applications.
•	Middle-end systems, including business middle platform and data middle platform.
•	Back-end infrastructure, including proprietary Baozun Hybrid Cloud with strong computing, storage and network capabilities.

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

Our GMV was RMB44,410.3 million, RMB55,687.4 million and RMB71,053.9 million (US$11,149.9 million) in 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, our total net revenues were RMB7,278.2 million, RMB8,851.6 million and RMB9,396.3 million (US$1,474.5 million), respectively. For the same periods, net revenues from product sales accounted for 47.0%, 44.1% and 41.2%, respectively, of our total net revenues. We recorded net income of RMB281.9 million and RMB426.5 million in 2019 and 2020, respectively, and net loss of RMB206.0 million (US$32.3 million) in 2021. We had non-GAAP net income of RMB358.2 million, RMB536.1 million and RMB217.4 million (US$34.1 million) in 2019, 2020 and 2021, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. In addition, we had another 13 certificates awarded by Alibaba platform. In 2021, we were also awarded as a Top 10 Service Partner by JD.com, and a 2021 Brand Service Provider by Douyin Platform.

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

In 2019, 2020 and 2021, net revenues from product sales accounted for 47.0%, 44.1% and 41.2%, respectively, of our net revenues, and net revenues from service accounted for 53.0%, 55.9% and 58.8%, respectively, of our net revenues. In light of the macro-uncertainties, our strategy for product sales and distribution model is to pursue high-quality growth with a clear focus on profitability and working capital efficiency. We optimized several brands partners for product sales in 2021, which resulted in our net revenues from product sales as a percentage of total net revenues declined from 44.1% in 2020 to 41.2% in 2021. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives, as well as optimize our resource allocation. Accordingly, our revenue mix may vary over time.

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

Service Fee Model

Under the service fee model, we provide one or more of the following services in exchange for service fees:

●	IT solutions, including consultations with brand partners, IT infrastructure setup and integration, and online store setup and design;
●	online store operation , including merchandising, site content management and store event management;
●	digital marketing , including marketing campaign planning and media services, social marketing, creative contents and big data support; and/or
●	customer service, including pre-sale and post-sale customer services.

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

Where necessary, we also help our brand partners set up or improve the suitability of their own IT infrastructure for e-commerce operations. We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners. Our technology systems and applications facilitate our brand partners’ digital transformation throughout their e- commerce value chain: from storefront sales to backend fulfillment, from user acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. Our IT services enable our brand partners to quickly adapt to the local e-commerce market and effectively service online shoppers in China without the costs associated with establishing and maintaining local infrastructure and capabilities on their own. For more information about our technology infrastructure and capabilities, please see “—Technology Infrastructure and Business Application Portfolio.”

In addition to establishing the infrastructure for system integration, our designers help our brand partners design online stores that enhance their brand image and online presence. Our web developers also incorporate features and functions familiar to Chinese consumers to facilitate conversion of site visitors into paying consumers. Our Cloud-based System, a proprietary operations system on our cloud-based platform, enables efficient setup of official brand stores and official brand WeChat Mini Programs for our brand partners. It allows us to efficiently build up comprehensive functions necessary for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions.

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

Leveraging our experience in the e-commerce value chain, we have achieved broad awareness and recognition of our expertise in digital marketing. In the ROI Festival 2021, we won two silver awards, one bronze awards and one nomination, and we were awarded as Digital Marketing Influence Agency of the Year. The ROI Festival is considered one of the most influential award ceremonies for creative marketing in Asia. In 2021, we were named as the “best marketing service provider” for the fifth consecutive year by the Golden Wheat Awards, a reputable award for the e-commerce industry. We also received agency certifications from reputable marketplaces and platforms such as Alibaba Group to become their marketing partner and Multi-Channel Network (MCN) partner, which we believe will enhance our in-depth understanding of consumer behavior, increase effectiveness of our digital marketing service, as well as further strengthen our advantage in e-commerce operations. Starting from 2020, we received agency certifications from Douyin to become its marketing partner.

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

In 2019, we were certified by Alibaba Group as an MCN partner. Starting 2020, we became authorized marketing partner of Douyin. We have been closely following industry trends and remain on track to further expand our services to include a wider array of comprehensive digital marketing solutions. These solutions include new initiatives such as live streaming, key opinion leader and key opinion consumer positioning to convert marketing power into sales results.

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

We assign our brand partners with dedicated brand customer service teams for pre-sale and post-sale customer services, who have undergone customer service training, initial and periodic examinations and targeted coaching sessions. In 2021, we launched a proprietary intelligent customer service management system called “Service Anywhere”, or S-ANY, to unify workflow dispatching, training and resource management, and to improve consumer journey and ultimately to promote transactions.

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

In 2021, we further expanded our logistics network through our acquisitions of BolTone and BaoBest. The acquisition of BolTone has enlarged our premium warehouse capacities and extended our vertical coverage such as fast moving consumer goods category and beauty and cosmetics category. This acquisition has also brought us more customs declaration and B2B business opportunities. The acquisition of BaoBest provides us with integrated logistics and delivery resources in Suzhou region, helping us to achieve regional cost advantage and increase customer stickiness. Once fully integrated, we believe BolTone and BaoBest will help us to generate business synergies going forward.

As of December 31, 2021, we directly operated 57 warehouses with an aggregate gross floor area of approximately 1,135,000 square meters in twelve cities, including Shanghai, Beijing, Suzhou, Shenzhen, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing, Enshi, Suqian and Hong Kong, serving end consumers from mainland China, Hong Kong, Macau and Taiwan. Our warehouses included an aggregate gross floor area of approximately 285,000 square meters in Shanghai, Beijing, Suzhou, Guangzhou, Wuxi and Jiaxing, which we acquired from BolTone in 2021. Our directly-operated warehouses fulfilled approximately 50.4 million, 68.3 million and 50.4 million outbound orders to consumers in 2019, 2020 and 2021, respectively. Our warehouses cater to different product categories. In addition, we also collaborate with four third-party warehousing service providers and store goods in warehouses operated by them as of December 31, 2021, to better utilize warehouse resources and better serve brand partners’ needs.

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

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2021, we provided e-commerce store operation solutions to 333 brand partners primarily under service contracts with a term typically ranging from 12 months to 36 months. Our brand partners cover diverse product categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby products; and automobiles. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands we operate under the distribution model and (ii) provision of our services to these brand partners primarily under the consignment model and service fee model. Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Our contracts with our brand partners are generally not on an exclusive basis and we generally do not have contractual rights to exclusively sell the products of our brand partners on any e-commerce channel under the distribution model. As a result, we may face competitions with other brand e-commerce service providers that our brand partners work with. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to compete successfully against current and future competitors.”

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

In 2019, we started to implement our ROSS system to improve our operational efficiency and level of automation. Starting from 2020, we constantly reorganized the structure of our service team at the store level to consolidate certain functions so that we can consolidate and streamline our operations and expand our capacity to serve more brand partners.

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

Official Brand Stores

We also offer to work with our brand partners in setting up and operating their standalone official brand stores. Based on our experience, consumers expect a total brand immersion experience at an official brand store, which may involve a different presentation of a store compared to official marketplace stores that blend the brand’s image with the particular marketplace’s interface. We utilize our in-house design team in crafting online and mobile sites for official brand stores and mobile sites that deliver an impactful online presence for our brand partners. As of December 31, 2019, 2020 and 2021, we operated 48, 45 and 50 official brand stores, respectively.

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

Technology Infrastructure and Business Application Portfolio

We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. Our technology systems and applications facilitate brand partners’ digital transformation throughout the e-commerce value chain: from storefront sales to backend fulfillment, from consumer acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. We have copyrights to 215 software programs developed by us relating to various aspects of our operations as of March 31, 2022.

The principal components of our proprietary technology infrastructure span across all areas of our business cover front-end, middle-end and back-end operations systems. The front-end technology systems include various cloud-based omni-channel technology solutions, customized SaaS (software as a service) tools, and efficiency-oriented applications that enable online store setup and operations and O2O solutions. The middle-end technology systems include business middle platform and data middle platform. The back-end technology infrastructure, including Baozun Hybrid Cloud, serves as backbone to support the functionality of the front-end and middle-end systems.

Front-end proprietary technology systems

•

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

•

Cloud-based System is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. It allows us to efficiently build up comprehensive functions for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. The system contains various prototypes to ensure greater efficiency in setting up online stores, while also supporting comprehensive customization, to best fulfill brand partner’s specific needs. Such system helps us improve our operating efficiency, reduce store maintenance costs, and improve our ability to serve more brand partners. At the same time, front-end components are abstracted and updated to better serve brand partners’ private domain business.

•

Retail Operating Support System, or ROSS, serves as the store operation improvement tool. ROSS aims to accelerate the standardization and automation of internal and external customers in product management, picture processing, event management and other aspects.

•

O2O Solutions allow brand partners to seamlessly integrate their inventories across offline and online channels to share and best utilize resources of products and inventories across different channels. These solutions provide seamless data integration that cover order routing, customer management, products and inventory intelligence, and delivery optimization.

Middle-end proprietary technology systems

Our middle-end technology systems include business middle platform and data middle platform. Our business middle platform includes the follows:

•

Transaction Service Application: UNEX, the private domain transaction platform of Baozun, supports rich interactive marketing scenarios, adopts the SaaS tenant model, and enriches private domain services of multiple brands and multiple sites. UNEX is seamlessly integrated with our e-commerce support systems such as order management system, or OMS, and warehouse management system, or WMS, to ensure synchronization across omni-channel solutions.

•

Fulfillment Service Application: Order Management System (OMS) controls the processing of sales orders by online stores, including order data fetching and transfer and fulfillment. This core system connects both internal and external warehousing systems and is capable of tracking order statuses. It also manages all post-sales services such as order canceling, product returns and payment refunds. OMS currently supports all channels including marketplaces and official brand stores.

•

Inventory and Order Service Platform ( IOSP): IOSP is designed for our omni-channel e-commerce and O2O initiatives, which instantly and precisely interlinks and synchronizes with inventories at each of our brand partners’ omni-channels. It allows brands to consolidate digital inventories and to dispatch across different scenarios at each of their retail omni-channels. IOSP is comprised of two key modules: Inventory Management, which enables real-time and smart inventory monitoring and management to ensure sufficient inventories across channels; and Order Routing, which assigns orders based on optimal inventory level, inventory location and fulfillment cost. IOSP helps brands reduce inventory cost, minimize overselling risk and maximize the management efficiency of inventories.

•

Warehouse Management System (WMS) assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow and enhance labor productivity. Our WMS covers brand partners’ logistics needs in both B2C and B2B businesses.

•

Merchandise Service Application: Product Information Management (PIM) system provides a one-stop digital asset management platform for brands, helps the brands quickly expand their businesses through all channels, and ensures the consistency of product experience through all channels.

•

Financial Service Application: Recon-Ease provides full-domain e-commerce financial accounting solutions. Based on the best practices of financial accounting scenarios on mainstream e-commerce platforms, Recon-Ease realizes automatic financial reconciliation and efficient financial operation of online businesses.

•

Customer Service Application: Customer Relationship Management (CRM) system, or Shopcat, which is based on Baozun big data platform, enables our brand partners to go through the whole range of members, and precipitates consumer data assets. Supported by business oriented product design based on big data platform, Shopcat assists operational decisions. Shopcat also integrates online and offline membership programs to facilitate our O2O initiatives. Collectively, Shopcat and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and proprietary transaction data to generate actionable insights for our brand partners.

Our data middle platform includes the follows:

•

Data Warehouse and Business Intelligence System: Data Warehouse and Business Intelligence System collects and organizes data relating to product information, transaction information, consumers’ geographic location and purchase history throughout all stages of business transactions. Based on the data we collect, our data reporting system and business intelligence reporting facilities generate reports that are useful for both our brand partners and us, such as daily sales reports and inventory reports, while making store financial forecasts based on omni-channel operational analyses and dashboards. In addition, we also provide selected data to our brand partners to help them optimize their product development, manufacturing, and sales and marketing strategies.

•

Artificial Intelligence Application: Selling Machine (SEMA) brings continuous growth to the brand through data drive. This system has a variety of built-in data models, which are combined with AI algorithm to carry out intelligent recommendation strategy and digital marketing.

•

Data Exchange Platform: This platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system. It also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.

Back-end proprietary technology infrastructure

•

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

We regard our trademarks, patents, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2022, we owned 199 registered trademarks, one patent, copyrights to 215 software programs developed by us relating to various aspects of our operations, and 103 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

Data Privacy and Cybersecurity

Data privacy protection and cyber security are top priorities for us. We have developed strong cybersecurity technology and practices that safeguard our systems and data and have established a dedicated team to supervise our data protection and data security, ensure compliance with applicable laws and regulations and ensure that we are meeting the expectations of consumers and our brand partners. Through our privacy policy, consumers and our brand partners can learn how their data is used and provide consent for data collection when necessary. Our multi-layer security infrastructure provides comprehensive data security infrastructure for continuous monitoring and system protection throughout all platforms. We received our ISO27001 certifications in December 2015, which was renewed in December 2018 and December 2021, respectively, each with a valid term of three years. We received our GB/T 19001-2016/ISO 9001:2015 certification in October 2020 with a valid term of three years. We also received certification of Level 3 of Classified Protection of Cybersecurity for Baozun E-commerce Transaction System in April 2019, Baozun E-commerce Operation Service System in September 2021 and Baozun E-commerce Omni-Channel Business System in September 2021, each of which is currently valid.

We responded quickly to the Personal Information Protection Law which took effect on November 1, 2021, and completed the system transformation in 2021, including core system data desensitization, data encryption, batch export control, and implement personal information protection, data security protection, and key infrastructure protection from the management and technology aspects.

Customers and Suppliers

Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Customers

Our top five customers and their affiliates accounted for 24.0%, 26.6% and 19.2% of our total net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. These customers are brand partners under the consignment model or service fee model. Our largest customer and its affiliates accounted for 13.6%, 15.7% and 11.4% of our total net revenues for the same periods, respectively. For concentration risk related to our brand partners, please see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business — If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

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

Suppliers

Our top five suppliers and their affiliates accounted for 65.0%, 70.9% and 59.7% of our purchases for the years ended December 31, 2019, 2020 and 2021, respectively. Our largest supplier and its affiliates accounted for 44.5%, 47.0% and 34.3% of our purchases for the same periods, respectively. These suppliers are our brand partners and/or their authorized distributors under the distribution model. We select and purchase goods from such brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of them. We do not deem any of such suppliers as material since they only contributed to less than 10% of our GMV in aggregate during the year ended December 31, 2019, 2020 and 2021.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide supplementary commercial insurances including health insurances, transportation insurances, accidental injury insurance, and COVID-19 pandemic insurance to some of our employees. We maintain directors’ and officers’ liability insurance for our directors and officers. Except for a cyber information security insurance policy we have purchased that may cover income losses or other related losses suffered by certain of our subsidiaries due to service interruption caused by any cyber security or privacy events, we do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider that the coverage from the insurance policies we maintain is adequate for our present operations and is in line with the industry norm. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.”

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

Environmental Social and Governance

We are committed to providing solutions in a responsible and transparent manner to drive sustainable development and increase value creation for all stakeholders. Sustainability is an integral part of the way we operate and positively impacts the communities in which we do our business. With the vision of “technology empowers the future success”, we will continue to build sounding environmental, social and governance, or ESG, management, and contribute to global sustainable development goals through innovation and creating shared value.

Governance

Baozun is a leading brand e-commerce solutions provider in China. We believe that a solid corporate governance and excellent ESG performance are fundamental for continued growth and sustainable development. In 2021, we released our first

Environmental, Social and Governance Report for 2020, and have established a sustainability committee to enhance ESG management.

ESG Governance: we integrate ESG concepts into our culture and daily operations, and has established a top-down ESG governance structure to ensure that our ESG strategy and commitment are embedded in the organization and throughout the business. Our board of directors has overall oversight and ultimate responsibility for our ESG issues. Our sustainability committee is responsible for recommending ESG strategies, identifying major risks and opportunities, and approving and reviewing all ESG-related policies. Our sustainability committee consists of Mr. Vincent Wenbin Qiu, our co-founder, chairman and chief executive officer, Mr. Yiu Pong Chan, our director, Mr. Arthur Yu, our chief financial officer, and Mr. Aaron Kwok Yuen Lung, our chief human resource officer, in which Mr. Vincent Wenbin Qiu is the chairman.

Board Independence and Diversity: We are well aware of the long-term benefits of board independence and diversity for a business. As of December 31, 2021, our board of directors had a total of eight members, including four independent directors and two female directors, of whom Ms. Bin Yu is chairperson of the audit committee of our board of directors.

Risk Management: Through the risk assurance committee led by our senior management, we have established a sound risk management and internal control mechanism to identify, prevent and control risks related to business operations. In 2021, we have set up a full-time internal audit team under our legal risk control department, who reports to audit committee of our Board of Directors.

Business Ethics: We take a zero-tolerance approach to any violation of laws and regulations or improper behavior in commercial activities in order to create a healthy and ethical culture. In terms of anti-bribery and anti-corruption, we formulated policies and procedures, established the compliance and fraud investigation department and an anti-corruption management structure with clear responsibilities, and continued to enhance integrity awareness. Meanwhile, we have established whistleblowing channels and whistleblower protection policy. In 2021, there were no reported violations of anti-competitive behavior or anti-corruption incidents. Our anti-corruption awareness promotion covers our entire employees populations and all members of our board of directors.

Environmental Sustainability

Based on green development and low-carbon operation, we continue to minimize our environmental impact caused by operations. We are committed to raising public awareness about environmental issues, promoting an eco-friendly mindset among our business partners, and promoting sustainable consumption.

Responding to Climate Change: We recognize the impact of climate-related risks and opportunities on our business operation, and are working to mitigate such impact by building business resilience. In 2021, following suggestions of the Task Force on Climate-related Financial Disclosures of the Financial Stability Board, we identified climate change-related risks and opportunities through policy studying, benchmarking against peer businesses and consulting experts. Based on the identification of climate change risks and opportunities, we also analyzed and evaluated the carbon footprint and environmental impact of the product lifecycle, covering the entire process of upstream and downstream transportation, office operations, and product disposal. We target to reduce carbon emission (Scope 1, 2 and 3 ) by 50% by 2030, compared to a 2021 baseline, and to achieve carbon neutrality (Scope 1, 2 and 3) by the end of 2050.

Green Operation: We actively promote “green” initiatives such as our “green office initiative,” “sustainable logistics operation,” by promoting the use of simple packaging, biodegradable and reusable packaging, and recyclable and reusable paper boxes, and by minimizing materials used in our logistics operations, as well as replacement of diesel vehicles with electric vehicles, implementation of garbage classification and recycling, among other measures. In 2021, we recycled up to 2,345 tons of packaging material and used 230 tons of environment-friendly packaging material.

Sustainable Supply Chain: As an important partner of brands, we are committed to promote green e-commerce and the concept of sustainable consumption, and assist in fighting against global climate change. We promote total cost ownership, or the TCO, rather than single price-oriented procurement concept, and take into account the environmental, social and ethical performance of the supplier during selection. In addition, we choose suppliers with higher TCO and better sustainability during our own procurement and recommend and promote them to our brand partners in their purchasing decision process. In addition, we recommend and facilitate the selection of suppliers with higher TCO and better sustainability to our brand partners and in our own procurement process.

Social

We are committed to empowering the development of the industry with technology and innovation, providing high-quality services and innovative solutions to our brand partners, and creating shared value with our employees, community and society at large. In 2021, we received 25 awards and recognition for our excellent services, and one sustainability award and honor. We hosted the 6th Global Brand E-commerce Summit to explore the trending topics, omni-channel exponential growth.

Employee rights and benefits: We adhere to the principle of fair employment and equal pay. We strive to provide our employees with comprehensive social benefits, a diverse work environment and a wide range of career and leadership development and training opportunities. As of December 31, 2021, we had a total of 8,821 employees (including 1,451 employees from acquired business during 2021), and our total employee training hours reached 57,763.5 with an average training hour per employee of 6.55. In 2021, we received seven awards in employment aspect, such as Shanghai Harmonious Labor Relations Standard Enterprise granted by Shanghai Human Resources and Social Security Bureau. In our recent employee survey, our employee satisfactory rate reached 88.5%, demonstrating a consecutive rise in the past five years.

Innovation: Technology is the essence of future retail and is our DNA. We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of our brand partners’ retail business. Based on the deep understanding of brand e-commerce operation, we have joined hands with brand partners to embrace the new opportunities of omni-channel growth in the post-epidemic era and unremittingly explore new solutions. In 2021, we launched several innovative products and services, such as data algorithm marketing tools. As of March 31, 2022, we owned one patent and copyrights to 215 software programs developed by us relating to various aspects of our operations.

Information Security and Privacy Protection: Information security is regarded as the basis of our service. We have established our information security management committee as the highest decision-making body, with overall responsibility for our information security and privacy protection strategies and practices, and reporting directly to our board of directors. We review our information security work in accordance with advanced domestic and international standards and complete the construction of information and data security from four dimensions: information security management structure and system, taking key safeguard measures and actions, building an emergency mechanism, and strengthening employee’s awareness. In 2021, we obtained the ISO 27001 Information Security Management System Certificate and received certification of Level Three of Classified Protection of Cybersecurity. There were no information security accident or data leak reported in 2021.

Customer Satisfaction: We provide customer service operations for our brand partners. We set up a dedicated customer service team for each brand partners, and continue to improve our services to bring better experiences to all consumers. In 2021, we comprehensively upgraded customer service management, and build our customer service operation management system according to the global authoritative standard for customer service performance and management COPC (Customer Operations Performance Center). With systematic performance management, standardized and professional training, consistent service quality tracking and monitoring, we continue to improve the quality of our customer services. In 2021, we also launched a new integrated customer service management system, S-ANY, which enabled on-time monitoring of our customer service performance. Meanwhile, we pay close attention to suggestions for improvements received from our business partners. In 2021, we initiated the Net Promoter Score conducted by Nielsen, or NPS system, for our core brand partners. Through targeted interviews and multi-dimensional quantitative questionnaire assessment, we diagnosed the touching point that influences a the brand partner’s satisfaction, formulated effective improvement plans, and established a closed loop of long-term relationship-based customer experience monitoring system to continuously track and improve our service performance. Our NPS score reached greater than 8.5 out of 10 in 2021, which reflected our brand partners’ high level of satisfaction with our services.

Diversity and Inclusion: We are committed to providing all employees with equal opportunities at the workplace by upholding the values of honesty, integrity and mutual respect. We believe diversity is fundamental to maintaining our ability to innovate. We dedicated to increase gender diversity. Meanwhile, we provide job opportunities for people with disabilities and encourage them to exert their creativity in their positions, and provide them with a barrier-free working environment. In 2021, we hired seven employees with disabilities, working for our operation, human resources, and design departments. As of December 31, 2021, the proportion of female employees reached 57.85%, increased by 2.40% compared with that of December 31, 2020.

Community Investment: We firmly believe that our value is not only to provide brand partners and consumers with quality services. We are more committed to giving back to society and positively impacting the people around us. Combining our own resource advantages, we take advantage of the development of the digital economy, and provide community with professional vocational education and work opportunities. We set up Baozun-Nantong Open University E-commerce Industry College to open up internship training and employment opportunities for students, so that students can accumulate practical experience, improve vocational skills, which will later on help them achieve productive employment and decent work.

Due to our continual ESG initiatives, we received a rating of A (on a scale of AAA-CCC) in the MSCI ESG ratings assessment in September 2021.

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

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor.

Except for the arbitration proceeding described above, we are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Regarding Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures, or Negative List, for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by MOFCOM and the NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On December 27, 2020, MOFCOM and the NDRC also jointly promulgated the Catalog of Industries for Encouraging Foreign Investment (2020 Version), which became effective on January 27, 2021. On December 27, 2021, MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022.

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

●	the distribution model;
•	the service fee model; and
•	the consignment model.

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

Foreign Investment in Value-Added Telecommunications Businesses

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises , issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008 and February 6, 2016, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China is not permitted to exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. However, the latest Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses, while other requirements with respect to track record and experience provided by the Regulations for Administration of Foreign-invested Telecommunications Enterprises shall still apply. MIIT issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT license, is prohibited from leasing, transferring or selling the VAT license in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in China.

To comply with such foreign ownership restrictions, we currently hold a VAT license for domestic call center services and internet information services through our VIE, Shanghai Zunyi. We also currently hold a VAT license for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun.

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

Permits for Liquor Circulation

Any entity or individual engaged in the wholesale or retail of liquor may be required by local governments to obtain local licenses for the distribution of alcoholic products, or the Permits for Liquor Circulation. For example, pursuant to the Administrative Measures of Shanghai Municipality for Production and Sales of Alcohol Commodities, which was adopted by the Standing Committee of Shanghai People’s Congress in 1998, local enterprises that engage in alcohol wholesaling must apply to the municipal wine monopoly bureau for an alcohol wholesale license, while local enterprises that engage in alcohol retailing must apply to the district wine administrative department for an alcohol retail license. Our PRC subsidiaries engaging in wholesale or retail of liquor have obtained Permits for Liquor Circulation.

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

Road Transportation Operation Permit

Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and as subsequently amended in November 2012, February 2016 and March 2019, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and as subsequently amended in July 2008, April 2009, March 2012, April 2016 and June 2019, any entity engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit. Our PRC subsidiaries engaging in the business of operating road transportation have obtained Road Transportation Operation Permits.

Courier Service Operation Permit

Pursuant to the PRC Postal Law, the Administrative Measures on the Courier Service Market and the Administrative Measures on Courier Services on Courier Service Operation Permits, any entity engaging in courier services must obtain a Courier

Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. Entities applying for a permit to operate courier services in a certain province should apply to the provincial level post bureau, while an entity applying for a permit to operate courier services across multiple provinces should apply to the State Post Bureau. An entity holding a cross-provincial Courier Service Operation Permit may provide courier services in cities other than its place of registration by establishing new branches at these cities and then filing with the relevant local post bureau for those branches. In addition, pursuant to the Interim Regulations of Courier which came into effect in May 2018 and was further amended in March 2019, express delivery operators and their branches may open express delivery terminal outlets according to their business needs, and shall file with the local postal administrations in the places where such terminal outlets are located within 20 days from the date of opening such terminal outlets. Our PRC subsidiaries engaging in courier services have obtained Courier Service Operation Permit.

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

The Provisions on the Cyber Protection of Children’s Personal Information issued by the CAC came into effect on October 1, 2019, which requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

On June 13, 2019, the CAC released the draft Measures on Security Assessment of the Cross-Border Transfer of Personal Information, requiring any cross-border transfer of any personal information data collected by domestic network service operators during the course of their operations shall apply for prior assessment and consent by the local competent network information security authority. The CAC completed the solicitation of comments on such draft measures on July 13, 2019, while here are still substantial uncertainties about what official measures will be promulgated and when will such official measures be enacted.

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

In addition, on November 14, 2021, the Network Data Security Draft Regulations, was proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Network Data Security Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Network Data Security Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As of the date of this annual report, the Network Data Security Draft Regulations were released for public comment only and its final version and effective date may be subject to change with substantial uncertainty.

On December 28, 2021, the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cyber Security Review, which came into effect on February 15, 2022 and replace the current Measures for Cyber Security Review promulgated on April 13, 2020. The Measures for Cyber Security Review provides that, among others, (i) the purchase of cyber products and services by critical information infrastructure operators and the network platform operators engaging in data processing activities that affects or may affect national security should be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users are obliged to apply for a cybersecurity review by the Cybersecurity Review Office before listing abroad; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an internet platform operator’s network products or services or data processing activities affect or may affect national security.

Regulation Relating to Privacy Protection

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021 to regulate data processing activities and ensure data security. The Data Security Law provides that the state should establish data classified and categorized protection system to protect data in a classified and categorized manner, and a security review system to conduct national security review of data processing activities that affect or may affect national security. Pursuant to the Data Security Law, the data processors should comply with laws and regulations in data processing activities, establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical and other necessary measures to ensure data security. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, should be subject to stricter management system.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal data should have clear and reasonable purposes, be directly related to the purposes of processing, and be carried out in a way that has minimal impact on personal rights and interests; the collection of personal data should be limited to the smallest scope necessary for achieving the purpose of processing, and personal data should not be collected excessively; the processing of personal data should follow the principles of openness and transparency, make public the rules on personal data processing and publicly disclose the purpose, methods and scope of processing. The Personal Information Protection Law further provides that, personal data processors should be responsible for their personal data processing activities, and should take necessary measures to ensure the security of the personal data processed thereby. Anyone processing personal information in violation of or failing to perform any obligation of personal information protection specified in Personal Information Protection Law in the processing of personal information will be ordered to make a correction, given a warning, and confiscated of any illegal gain by the authorities performing personal information protection duties, and any application program that illegally processes personal information will be ordered to suspend or terminate its services; and if the required correction is not made, a fine of up to RMB1 million (US$0.2 million) will be imposed on the violator; and any person in charge or any other individual directly liable for the violation will be fined between RMB10,000 (US$1.6 thousand) and RMB100,000 (US$15.7 thousand).

Regulation Relating to Online Transaction

On January 26, 2014, the former State of Administration of Industry and Commerce released the Administrative Measures for Online Transactions, or the Online Transaction Measures, which took effect in March 2014. Under the Online Transaction Measures, online business operators, online service providers and operators of third-party transaction platforms are required to register with SAMR or its local branches and obtain a business license, except where such business operator is an individual who does not have business license but has completed the registration of his or her true name through certain third-party transaction platforms. When selling products to, or providing services for, consumers, online business operators and service providers are required to disclose to consumers their business address and contact details, quantities, quality, and prices or fees of the goods or services, duration and manner of performance, methods of payment, product return and replacement policy, safety precautions and risk warnings, after-sales services, civil liabilities and other information according to the Online Transaction Measures. Online business operators and service providers are also required to procure the security and reliability of the transactions, and provide the products or services consistent with their commitments. Our PRC subsidiaries and our VIE, which are online business operators and service providers, are subject to the Online Transaction Measures.

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

Regulation Relating to Mobile Applications

On June 28, 2016, the CAC promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect on August 1, 2016, requiring Internet content providers who provide information services through mobile Internet applications, or “apps”, to:

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

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of FIEs, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas, or SAFE Circular 36, on August 4, 2014. This circular suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas with a business scope covering “investment” to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC. On April 9, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which came into force and superseded SAFE Circular 142 and SAFE Circular 36 from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated the Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. In October 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, pursuant to which foreign- invested enterprises whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

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

Regulations Relating to M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or the PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On December 24, 2021, the CSRC released the Draft Provisions and the Draft Administration Measures, both of which had a comment period that expired on January 23, 2022. Pursuant to the Draft Provisions, these provisions shall apply to domestic enterprises that issue shares, depository receipts, convertible corporate bonds, or other equity instruments overseas, or list and trade their securities overseas, and the CSRC shall supervise and administer the overseas securities offering and listing activities of domestic enterprises, and such domestic enterprises shall go through the filing procedures with the CSRC and report relevant information.

According to the Draft Provisions and the Draft Administration Measures, domestic enterprises offering and listing overseas will need to comply with continuous filing and reporting requirements after such offering and listing, including (i) a reporting obligation in respect of a material event completed after the completion of an overseas offering and listing, which arose prior to such offering and listing; (ii) filing for follow-on offerings after the initial offering and listing; (iii) filing for share exchanges where by the issuer issues securities to acquire assets; and (iv) a reporting obligation for material events after the initial offering and listing. The Administrative Provisions clarify that the first actor responsible for compliance for and overseas issuance and listing of a domestic enterprise is the domestic enterprise itself. With respect to the domestic enterprises, non-compliance with the Draft Provisions or an overseas listing completed in breach of them may result in a warning or a fine of RMB1 million (US$156.8 thousand) to RMB10 million (US$1.6 million). Under severe circumstances, domestic enterprises may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 (US$78,461) to RMB5 million (US$784.6 thousand) either individually or collectively. If, during the filing process, the domestic enterprises conceal important factors or the content is materially false, and securities are not issued, they are subject to a fine of RMB1 million (US$156.8 thousand) to RMB10 million (US$1.6 million). If the securities have been issued, the domestic enterprise is subject to a fine of 10% to 100% of the listing proceeds. With respect to the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons, they are subject to a warning and fines between RMB500,000 (US$78.5 thousand) and RMB5 million (US$784.6 thousand), individually or collectively.

On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules. The Draft Archives Rules was open for public consultations until April 17, 2022. The Draft Archives Rules includes both overseas direct offerings and overseas indirect offerings.  The Draft Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

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
70%
100%
Baotong Inc.
(Cayman Islands)
Baozun Hong Kong Holding Limited (Hong Kong)
100%
Baozun Hongkong Investment Limited (Hong Kong)
100%
Baotong Hong Kong Holding Limited (Hong Kong)
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

We have entered into contractual arrangements with Shanghai Zunyi and its shareholders, through which we exercise effective control over operations of Shanghai Zunyi and receive substantially all economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Zunyi and thus consolidate its results in our consolidated financial statements. However, these contractual arrangements may not be as effective in providing us with control over our VIE as direct ownership of its equity interests. In addition, our VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

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

As a result of these contractual arrangements, we have the power to direct the activities of Shanghai Zunyi, and through the service fee paid to us under the exclusive technology service agreement, we can receive substantially all of the economic benefits of Shanghai Zunyi even though we do not receive all of the revenues generated by Shanghai Zunyi. We include the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries. Our VIE contributed an aggregate of 8.6%, 9.8% and 8.6% of our net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Based on the above, our directors believe that the agreements underlying the contractual arrangements as described above that confer significant control and economic benefits from our VIE to us are enforceable under the relevant laws.

As of the date of this annual report, we had not encountered any interference or encumbrance from any PRC governing bodies in operating our business through our VIE under the contractual arrangements.

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

D.           Property, Plants and Equipment

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 82,000 square meters of offices and operation centers as of December 31, 2021. In addition, as of December 31, 2021, we leased 56 warehouses with an aggregate gross floor area of approximately 1,017,000 square meters in Shanghai, Beijing, Suzhou, Shenzhen, Tianjin, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing, Enshi, Suqian and Hong Kong.

In addition, as of December 31, 2021, we owned the land use right for an area of approximately 133,500 square meters, located in Suzhou, China, along with title to buildings with a gross floor area of approximately 118,000 square meters located on that land that we use as a warehouse.

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

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. In addition, we had another 13 certificates awarded by Alibaba platform. In 2021, we were also awarded as a Top 10 Service Partner by JD.com, and a 2021 Brand Service Partner by Douyin.

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

Our GMV was RMB44,410.3 million, RMB55,687.4 million and RMB71,053.9 million (US$11,149.9 million) in 2019, 2020 and 2021, respectively. In 2019, 2020 and 2021, our total net revenues were RMB7,278.2 million, RMB8,851.6 million and RMB9,396.3 million (US$1,474.5 million), respectively. For the same periods, net revenues from product sales accounted for 47.0%, 44.1% and 41.2%, respectively, of our total net revenues. We recorded net income of RMB281.9 million and RMB426.5 million in 2019 and 2020, respectively, and net loss of RMB206.0 million (US$32.3 million) in 2021. We had non-GAAP net income of RMB358.2 million, RMB536.1 million and RMB217.4 million (US$34.1 million) in 2019, 2020 and 2021, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

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

•

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

•

Our ability to manage our business model mix and product mix. We generally operate e-commerce businesses for our brand partners based on one of our three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues primarily under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In addition to serving our brand partners, we also provide digital marketing and other services to other customers under our service fee model. Our net revenues as a percentage of our GMV and our profitability could vary depending on the mix of our product sales revenues and services revenues, and brand partners’ category mix during certain time period. In addition, depending on the product category, we may derive more revenues from product sales than services, or vice versa, which may further impact our profitability.

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

The COVID-19 pandemic has caused an adverse impact on the Chinese and global economy, as well as the e-commerce industry. Nevertheless, we were still able to achieve 27.6% and 6.2% year-over-year increase in our GMV and net revenues in the year ended December 31, 2021, respectively, compared with 2020, due to our continual efforts in empowering our brand partners through our industry-leading technology capabilities. Impacted by the deteriorated Chinese macro-economy and e-commerce business in the second half of 2021, we recorded a net loss of RMB206.0 million (US$32.3 million) in 2021. In 2021, we were also adversely affected by the Better Cotton Initiatives, especially in our apparel and accessories business. Recently, there has been a resurgence of COVID-19 cases in certain parts of China, including Shanghai, caused by the more transmittable Omicron variants. As a result, the Chinese government has implemented emergency measures to contain further spread of the virus. Like in the past, the COVID-19 pandemic may again disrupt supply chains and diminish e-commerce fulfilment and logistics capabilities, as well as result in weaker consumer demand; all these consequences have had and will continue to have an adverse impact on our business, financial condition and results of operations. The extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts. We cannot assure you that, for the year ending December 31, 2022 or any future period, we will be able to return to or achieve the same level of net income that we previously achieved. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any occurrence of a natural disaster, health epidemic or similar development could have a material adverse effect on our business. In particular, the COVID-19 pandemic had and may continue to have a negative impact on our business, results of operations and financial condition.” Despite the uncertainty of the economic environment, we believe that our current levels of cash balances, cash flows from operations and existing credit facilities will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months.

Financial Operations Overview.

The following describes key components of our statements of operations:

Net Revenues

We generate revenue from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses based on one of our three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues primarily through selling products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and generally sell branded goods directly to consumers through our online stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data. The amount of goods returned was RMB232.4 million, RMB212.2 million and RMB330.7 million (US$51.9 million) for the years ended December 31, 2019, 2020 and 2021, respectively, accounting for 6.4%, 2.4% and 7.4% of the product sales revenue in the respective periods.

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

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	3,422,151	47.0	3,906,611	44.1	3,873,589	607,851	41.2
Services	3,856,041	53.0	4,944,952	55.9	5,522,667	866,627	58.8
Total net revenues	7,278,192	100.0	8,851,563	100.0	9,396,256	1,474,478	100.0

The following table sets forth the following operating data for each period indicated.

	For the Year Ended December 31,
	2019	2020	2021
Number of brand partners for store operations as of the period end(1)	231	266	333
Number of GMV brand partners for store operations as of the period end(2)	222	258	315
Total GMV(3) (RMB in millions)	44,410.3	55,687.4	71,053.9
Distribution GMV(4)	3,849.5	4,334.6	4,335.7
Non-distribution GMV(5)	40,560.8	51,352.8	66,718.2
Average GMV per GMV brand partner(6) (RMB in millions)	222	232	248
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

(4)	Distribution GMV refers to the GMV under the distribution business model.

(5)	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.
(6)	Average GMV per GMV brand partner is calculated by dividing GMV by the average number of GMV brand partners for store operations as of the beginning and end of the respective periods.

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%
Net revenues	7,278,192	100.0	8,851,563	100.0	9,396,256	100.0
Operating expenses
Cost of products	(2,774,342)	(38.1)	(3,326,243)	(37.6)	(3,276,571)	(34.9)
Fulfillment	(1,678,191)	(23.1)	(2,259,176)	(25.5)	(2,661,126)	(28.3)
Sales and marketing	(1,815,642)	(24.9)	(2,130,667)	(24.1)	(2,549,842)	(27.1)
Technology and content	(392,951)	(5.4)	(409,870)	(4.6)	(448,410)	(4.8)
General and administrative	(215,660)	(3.0)	(224,045)	(2.5)	(525,802)	(5.6)
Other operating (expenses) income, net	(17,753)	(0.2)	57,115	0.6	72,516	0.8
Total operating expenses	(6,894,539)	(94.7)	(8,292,886)	(93.7)	(9,389,235)	(99.9)

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

Our technology and content expenses consist primarily of payroll and related expenses for employees in our technology and system department, technology infrastructure expenses, costs associated with the computers, storage and telecommunications infrastructure for internal use and other costs, such as editorial content costs. We expect spending in technology and content to increase over time as we continue to invest in our technology platform to provide comprehensive services to brand partners.

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

China

Generally, our subsidiaries and our VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Entities qualified as “high and new technology enterprises,” are entitled to a preferential enterprise income tax rate of 15%. Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” in 2017 and renewed the qualification in 2020, and is therefore subject to a 15% preferential income tax rate with a valid term of three years from the year of qualification or renewal. Six of our subsidiaries qualified as a “high and new technology enterprise” starting from 2018 and renewed the qualification subsequently, and are therefore subject to a 15% preferential income tax rate with a valid term of three years from the year of qualification or renewal. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Inventories

Inventories consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment. When evidence exists that the net realizable value of inventory is lower than its cost, a write-down is recognized in cost of products in the consolidated statements of operation in the period when it occurs. Inventory write-downs related to the accidents, i.e. fire, are recorded in other operating income (expense), net in the consolidated statements of operations.

Allowance for credit losses on accounts receivable

On January 1, 2020, we adopted Accounting Standards Update No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. We have developed a CECL model based on the historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. We, in the normal course of business, monitor the financial condition of its customers and reviews the credit history of each new customer. When we become aware of a specific customer’s inability to meet its financial obligations to us, we record a specific credit loss provision to reduce the customer’s related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, our estimates of the recoverability of accounts receivable balances could be further adjusted.

Business combination

We account for business combinations using the acquisition method of accounting, which requires that once control is obtained, the purchase price be allocated to all tangible assets and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any excess purchase price over the fair value of the net assets acquired is recorded as goodwill. The determination of the fair value of assets acquired and liabilities assumed requires estimates and assumptions with respect to the revenue growth rates, perpetual growth rate, discount rates and useful lives which to base the cash flow projections. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and our VIE. We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Goodwill is tested for impairment at the reporting unit level on an annual basis, or more frequently if events occur or circumstances change that indicate that it is more likely than not the fair value of a reporting unit would be below its carrying value.

Prior to January 1, 2020, we performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, we compared the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeded its fair value, we performed Step 2 and compared the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equaled to the amount by which the carrying amount of goodwill for the reporting unit exceeded the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, we adopted ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): simplifying the test for goodwill impairment,”,which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated primarily through the use of a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the growth rate for business, estimation of the useful life over which cash flows will occur, and determination of weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Recently Issued Accounting Pronouncements Not Yet Adopted

See Item 18 of Part III, “Financial Statements—Note 2—Summary of Significant Principal Accounting Policies—(ah) Recently Issued Accounting Pronouncements.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	3,422,151	47.0	3,906,611	44.1	3,873,589	607,851	41.2
Services	3,856,041	53.0	4,944,952	55.9	5,522,667	866,627	58.8
Total net revenues	7,278,192	100.0	8,851,563	100.0	9,396,256	1,474,478	100.0
Operating expenses(1)
Cost of products	(2,774,342)	(38.1)	(3,326,243)	(37.6)	(3,276,571)	(514,165)	(34.9)
Fulfillment	(1,678,191)	(23.1)	(2,259,176)	(25.5)	(2,661,126)	(417,589)	(28.3)
Sales and marketing	(1,815,642)	(24.9)	(2,130,667)	(24.1)	(2,549,842)	(400,126)	(27.1)
Technology and content	(392,951)	(5.4)	(409,870)	(4.6)	(448,410)	(70,365)	(4.8)
General and administrative	(215,660)	(3.0)	(224,045)	(2.5)	(525,802)	(82,510)	(5.6)
Other operating income (expense), net	(17,753)	(0.2)	57,115	0.6	72,516	11,379	0.8
Total operating expenses	(6,894,539)	(94.7)	(8,292,886)	(93.7)	(9,389,235)	(1,473,376)	(99.9)
Income from operations	383,653	5.3	558,677	6.3	7,021	1,102	0.1
Other income (expenses)
Interest income	42,614	0.6	41,373	0.5	62,943	9,877	0.7
Interest expense	(61,316)	(0.8)	(66,124)	(0.7)	(56,847)	(8,921)	(0.6)
Unrealized investment loss	—	—	—	—	(209,956)	(32,947)	(2.2)
Gain on disposal of investment	—	—	—	—	150	24	0.0
Impairment loss of investments	(9,021)	(0.1)	(10,800)	(0.1)	(3,541)	(556)	(0.1)
Exchange gain (loss)	(7,663)	(0.1)	25,725	0.3	46,226	7,254	0.5
Income (loss) before income tax and share of income in equity method investment	348,267	4.9	548,851	6.2	(154,004)	(24,167)	(1.6)
Income tax expense	(71,144)	(1.0)	(127,787)	(1.4)	(55,259)	(8,671)	(0.6)
Share of income (loss) in equity method investment	4,768	(0.1)	5,470	0.1	3,300	518	0.0
Net income (loss)	281,891	4.0	426,534	4.8	(205,963)	(32,320)	(2.2)
Net loss (income) attributable to noncontrolling interests	187	0.0	(796)	(0.0)	(1,505)	(236)	0.0
Net (income) loss attributable to redeemable noncontrolling interests	(781)	(0.0)	254	—	(12,362)	(1,940)	(0.1)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	281,297	4.0	425,992	4.8	(219,830)	(34,496)	(2.3)
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	1.62	0.0	2.27	0.0	(1.02)	(0.16)	0.0
Diluted	1.57	0.0	2.23	0.0	(1.02)	(0.16)	0.0
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc. (2)
Basic	4.85	0.0	6.82	0.0	(3.05)	(0.48)	0.0
Diluted	4.72	0.0	6.69	0.0	(3.05)	(0.48)	0.0
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	173,937,013	—	187,322,781	—	216,370,290	216,370,290	—
Diluted	178,932,010	—	190,988,171	—	216,370,290	216,370,290	—
(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Fulfillment	(9,839)	(8,497)	(16,845)	(2,644)
Sales and marketing	(22,209)	(38,631)	(89,275)	(14,009)
Technology and content	(9,817)	(16,711)	(38,001)	(5,963)
General and administrative	(33,318)	(44,601)	(52,426)	(8,227)
	(75,183)	(108,440)	(196,547)	(30,843)
(2)	Each ADS represents three Class A ordinary shares.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021.

Net Revenues

Our total net revenues increased by 6.2% from RMB8,851.6 million in 2020 to RMB9,396.3 million (US$1,474.5 million) in 2021. Net revenues generated from product sales decreased by 0.8% mainly due to deteriorated macro-economic environment and negative impact from the Better Cotton Initiatives while net revenues from services increased by 11.7%. The increase in our net revenues generated from services was primarily attributable to incremental revenue contribution of RMB565.0 million (US$88.7 million) from our acquisitions, especially from acquisitions of two warehouse and supply chain businesses.

Operating Expenses

Our operating expenses increased by 13.2% from RMB8,292.9 million in 2020 to RMB9,389.2 million (US$1,473.4 million) in 2021. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products decreased by 1.5% from RMB3,326.2 million in 2020 to RMB3,276.6 million (US$514.2 million) in 2021. Cost of products as a percentage of net revenues from product sales decreased from 85.1% in 2020 to 84.6% in 2021 primarily due to the optimization of our product portfolio in distribution model.

Fulfillment Expenses. Our fulfillment expenses increased by 17.8% from RMB2,259.2 million in 2020 to RMB2,661.1 million (US$417.6 million) in 2021. The increase was primarily due to the fulfillment cost incurred by two warehouse and supply chain businesses acquired in 2021, and (i) an increase in labor cost and expenses attributable to retrieval and sorting, as we provided more and high-quality fulfillment services to our brand partners, and (ii) an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area we leased to support the expansion of warehousing and fulfillment service, which were partially offset by efficiency improvements.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 19.7% from RMB2,130.7 million in 2020 to RMB2,549.8 million (US$400.1 million) in 2021. The increase was primarily due to (i) an increase in staff as we grow our business scale, (ii) an increase in marketing and platform service fees as we engaged in more advertising activities to increase our GMV, and (iii) an increase in labor cost as we hired additional sales and marketing personnel, which were partially offset by efficiency improvements.

Technology and Content Expenses. Our technology and content expenses increased by 9.4% from RMB409.9 million in 2020 to RMB448.4 million (US$70.4 million) in 2021. The increase was primarily due to continuous investments in innovation and productization, which was partially offset by our cost control initiatives and efficiency improvements.

General and Administrative Expenses. Our general and administrative expenses increased by 134.7% from RMB224.0 million in 2020 to RMB525.8 million (US$82.5 million) in 2021. The increase was primarily due to (i) an increase of write-down on accounts receivable from certain distributor, (ii) an increase in rental expenses and accelerated amortization of leasehold in correlation with our move to its new headquarters, and (iii) an increase in administrative, corporate strategy, and business planning staff and an increase from M&A activities, which were partially offset by the leverage gained from scale of business.

Other Operating Income, Net. Other operating income was RMB72.5 million (US$11.4 million) in 2021, compared with RMB57.1 million in 2020. The other operation income in 2021 was mainly government subsidies.

Income from Operations

As a result of the foregoing, our income from operations was RMB7.0 million (US$1.1 million) in 2021, compared with RMB558.7 million in 2020.

Interest Income

Our interest income increased from RMB41.4 million in 2020 to RMB62.9 million (US$9.9 million) in 2021.

Interest Expense

Our interest expense decreased from RMB66.1 million in 2020 to RMB56.8 million (US$8.9 million) in 2021. This decrease was primarily due to lower average balance of our borrowings in 2021.

Impairment Loss of Investments

Our impairment loss of investments was RMB3.5 million (US$0.6 million) in 2021, compared with RMB10.8 million in 2020. Our impairment of investments in 2021 was due to the loss of investment in equity investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Unrealized Investment Loss

Our unrealized investment loss was RMB210.0 million (US$32.9 million) in 2021, compared with nil in 2020. Unrealized investment loss in 2021 was mainly due to decrease in the trading price of iClick Interactive, a public company listed on the Nasdaq Global Market that we invested in January 2021.

Exchange Gain (Loss)

Our exchange gain was RMB46.2 million (US$7.3 million) in 2021, compared with exchange gain of RMB25.7 million in 2020. This exchange gain was primarily due to the appreciation of RMB against the U.S. dollar, as we had net assets in U.S. dollar during 2021.

Income Tax Expense

Our income tax expense was RMB55.3 million (US$8.7 million) in 2021, compared with RMB127.8 million in 2020. Our income tax expense in 2021 was due to taxable profit generated in the same period.

Share of Income in Equity Method Investment

Our share of income in equity method investment decreased from RMB5.5 million in 2020 to RMB3.3 million (US$0.5 million) in 2021. Our share of income in equity method investment over these periods resulted from our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees.

Net Loss (Income)

As a result of the foregoing, our net loss was RMB206.0 million (US$32.3 million) in 2021, compared with net income of RMB426.5 million in 2020.

Net Loss (Income) Attributable to Ordinary Shareholders of Baozun Inc.

Our net loss attributable to ordinary shareholders of Baozun Inc. was RMB219.8 million (US$34.5 million) in 2021, compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB426.0 million in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2020.

Net Revenues

Our total net revenues increased by 21.6% from RMB7,278.2 million in 2019 to RMB8,851.6 million in 2020. Net revenues generated from product sales increased by 14.2% while net revenues from services increased by 28.2%. The increase in our net revenues generated from product sales was primarily attributable to the increased popularity of brand partners’ products, partially offset by slower growth in personal-care products in appliances category. The increase in our net revenues generated from services was primary attributable to the rapid growth of our consignment model and service fee model.

Operating Expenses

Our operating expenses increased by 20.3% from RMB6,894.5 million in 2019 to RMB8,292.9 million in 2020. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products increased by 19.9% from RMB2,774.3 million in 2019 to RMB3,326.2 million in 2020, primarily due to higher costs associated with an increase in product sales revenue. Cost of products as a percentage of net revenues from product sales increased from 81.1% in 2019 to 85.1% in 2020 primarily due to promotions we conducted to stimulate sales amid the COVID-19 pandemic and a change in category mix.

Fulfillment Expenses. Our fulfillment expenses increased by 34.6% from RMB1,678.2 million in 2019 to RMB2,259.2 million in 2020. The increase was primarily driven by a rise in GMV contribution from our distribution and consignment models and specifically, (i) an increase in expenses charged by third-party couriers for dispatching and delivering our products, including incremental logistics costs associated with the outbreak of COVID-19, (ii) an increase in labor cost and expenses attributable to retrieval and sorting, as our volume of product sales increased and we provided more fulfillment services to our brand partners and as we hired more temporary workers during the peak of COVID-19 outbreak in the first quarter of 2020 and extended 11.11 Festival 2020 in the fourth quarter of 2020, and (iii) an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area leased to support the expansion of warehousing and fulfillment service, all of which were partially offset by efficiency improvements.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 17.4% from RMB1,815.6 million in 2019 to RMB2,130.7 million in 2020. The increase was primarily due to (i) an increase in marketing and platform service fees as we engaged in more advertising activities to increase our GMV and (ii) an increase in labor cost as we hired additional sales and marketing personnel, which were partially offset by efficiency improvements.

Technology and Content Expenses. Our technology and content expenses increased by 4.3% from RMB393.0 million in 2019 to RMB409.9 million in 2020. The increase was primarily due to continuous investments in innovation and productization, partially offset by our cost control initiatives and efficiency improvements.

General and Administrative Expenses. Our general and administrative expenses increased by 3.9% from RMB215.7 million in 2019 to RMB224.0 million in 2020. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff, partially offset by the leverage gained from scale of business.

Other Operating Income (Expense), Net. Other operating income was RMB57.1 million in 2020, compared with other operating expense of RMB17.8 million in 2019. The other operation income in 2020 was mainly government subsidies.

Income from Operations

As a result of the foregoing, our income from operations increased from RMB383.7 million in 2019 to RMB558.7 million in 2020.

Interest Income

Our interest income decreased from RMB42.6 million in 2019 to RMB41.4 million in 2020.

Interest Expense

Our interest expense increased from RMB61.3 million in 2019 to RMB66.1 million in 2020. This increase was primarily due to higher average balance of our borrowings in 2020.

Impairment Loss of Investments

Our impairment loss of investments was RMB10.8 million in 2020, compared with RMB9.0 million in 2019. Our impairment of investments in 2020 was due to the loss of investment in equity investees without readily determinable fair values. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Gain (Loss)

Our exchange gain was RMB25.7 million in 2020, compared with exchange loss of RMB7.7 million in 2019. This exchange gain was primarily due to the appreciation of RMB against the U.S. dollar, as we had net assets in U.S. dollar during 2020.

Income Tax Expense

Our income tax expense was RMB127.8 million in 2020, compared with RMB71.1 million in 2019. Our income tax expense in 2020 was due to taxable profit generated in the same period.

Share of Income in Equity Method Investment

Our share of income in equity method investment increased from RMB4.8 million in 2019 to RMB5.5 million in 2020. This increase was primarily due to the recognition of share of income in equity method investment associated with our investment in Pengtai Baozun and certain other equity investees.

Net Income

As a result of the foregoing, our net income increased by 51.3% from RMB281.9 million in 2019 to RMB426.5 million in 2020.

Net Income Attributable to Ordinary Shareholders of Baozun Inc.

Our net income attributable to ordinary shareholders of Baozun Inc. was RMB426.0 million in 2020, compared with RMB281.3 million in 2019.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun Inc., net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures in 2019, 2020 and 2021 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Income from operations	383,653	558,677	7,021	1,102
Add: Share-based compensation expenses	75,183	108,440	196,547	30,843
Amortization of intangible assets resulting from business acquisition	1,564	1,564	20,536	3,222
Non-GAAP income from operations	460,400	668,681	224,104	35,167

Net income (loss)	281,891	426,534	(205,963)	(32,320)
Add: Share-based compensation expenses	75,183	108,440	196,547	30,843
Amortization of intangible assets resulting from business acquisition	1,564	1,564	20,536	3,222
Unrealized investment loss	—	—	209,956	32,947
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(392)	(392)	(3,686)	(579)
Non-GAAP net income	358,246	536,146	217,390	34,113

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	281,297	425,992	(219,830)	(34,496)
Add: Share-based compensation expenses	75,183	108,440	196,547	30,843
Amortization of intangible assets resulting from business acquisition	796	796	15,574	2,443
Unrealized investment loss	—	—	209,956	32,947
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(200)	(200)	(2,645)	(415)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	357,076	535,028	199,602	31,322

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	6.16	8.57	2.77	0.43
Diluted	5.99	8.40	2.72	0.43

Weighted average shares used in calculating net income (loss)
Basic	173,937,013	187,322,781	216,370,290	216,370,290
Diluted	178,932,010	190,988,171	216,370,290	216,370,290

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, short-term and long-term bank borrowings, and issuance of the 2024 Notes. As of December 31, 2021, we had RMB4,606.5 million (US$722.9 million) in cash and cash equivalents and RMB93.2 million (US14.6 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2021, we had one-year credit facilities for an aggregate amount RMB2,012.8 million (US$315.9 million) from nine Chinese commercial banks. Under these credit facilities, we had RMB445.2 million (US$69.9 million) as guarantee for the issuance of notes payable, and RMB27.5 million (US$4.3 million) for the issuance of letters of guarantee to our suppliers, so as of December 31, 2021, we had RMB991.7 million (US$155.6 million) available for future borrowing under these credit facilities.

In November 2021, we entered into two half-year bank loan contracts under which we can borrow up to RMB400 million (US$62.8 million) by May 2022, and a one-year bank loan contract under which we can borrow up to RMB80 million (US$12.6 million) by November 2022. In December 2021, we entered into two three-month bank loan contracts under which we can borrow up to RMB68.5 million (US$10.7 million) by March 2022 . As of December 31, 2021, we had drawn down all the amount under these contracts.

We also pledged cash of RMB93.2 million (US$14.6 million) to banks in relation to bank guarantees issued on behalf of us, deposit required by our business partners or security for issuance of commercial acceptance notes that mainly relate to purchase of inventories as of December 31, 2021.

In April 2019, we completed our offering of the 2024 Notes in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the 2024 Notes. The conversion rate may be increased in connection with a make-whole fundamental change and is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, began November 1, 2019. In March 2022, we entered into separate and individually privately negotiated transactions with certain holders of the 2024 Notes to repurchase approximately US$166.3 million principal amount of the 2024 Notes. As of March 31, 2022, we had outstanding indebtedness of approximately US$108.7 million principal amount of the 2024 Notes. On April 1, 2022, we announced a tender offer to repurchase the outstanding 2024 Notes and the repurchase right expired at 5:00 p.m., New York City time, on Thursday, April 28, 2022. All the outstanding principal amount of the 2024 Notes were validly surrendered and not withdrawn for repurchase prior to the expiration of the repurchase right.

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code “9991.” The gross proceeds to us from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$425.2 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. We received total net proceeds of approximately HK$3,511.4 million (US$450.2 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

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

Our accounts receivable mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. We normally charge service fees to our brand partners with a credit period of one month to four months. As of December 31, 2019, 2020 and 2021, our accounts receivable amounted to RMB1,800.9 million, RMB2,189.0 million and RMB2,260.9 million (US$354.8 million), respectively. As of the date of this annual report, we have settled RMB1,390.1 million (US$218.1 million) of our accounts receivable as of December 31, 2021, constituting 61.5% of the accounts receivable then outstanding, net of allowance for doubtful accounts. The increase in accounts receivable over these periods was due to the increase in our product sales and service volumes. Our accounts receivable turnover days were 84 days in 2019, 82 days in 2020 and 86 days in 2021. The decreases in turnover days from 2019 to 2020 was due to efficiency enhancement of working capital management. The increases in turnover days from 2020 to 2021 was due to the increase in the proportion of our revenues generated from services, which generally has longer payment terms. Accounts receivable turnover days for a given period are equal to the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our inventories were RMB896.8 million, RMB1,026.0 million and RMB1,073.6 million (US$168.5 million) as of December 31, 2019, 2020 and 2021. Our inventory turnover days were 102 days in 2019, 106 days in 2020 and 117 days in 2021. The increase in our inventories over these periods reflected the additional inventory required to support our sales volumes, the increase of the scale of our existing and new brand partners under the distribution model. The increase in our inventory turnover days over these periods was due to changes in our product mix with new brands acquired. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2019, 2020 and 2021, our accounts payable amounted to RMB877.1 million, RMB421.6 million and RMB494.1 million (US$77.5 million), respectively. The decrease in accounts payable from December 31, 2019 to December 31, 2020 was due to change of business mode for one brand and more usage of notes for payment. The increase in accounts payable from December 31, 2020 to December 31, 2021 reflected growth in our scale of operations. Our accounts payable turnover days were 116 days in 2019, 71 days in 2020 and 51 days in 2021. The decreases in accounts payable turnover days over these periods was mainly due to new brands acquired with shorter credit periods. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Although we consolidate the results of our VIE, we only have access to cash balances or future earnings of our VIE through our contractual arrangements with it. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Shanghai Zunyi and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of or filing with government authorities and limits on the amount of capital contributions and loans. In addition, subject to applicable restrictions under PRC foreign exchange laws and regulations, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our VIE only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises or our VIE.”

Renminbi may be converted into foreign exchange for current account items, including interest and trade- and service-related transactions. As a result, our PRC subsidiaries, our VIE in China may purchase foreign exchange for the payment of license, content or other royalty fees and expenses to offshore licensors, etc.

Our wholly foreign-owned subsidiary may convert Renminbi amounts that it generates in its own business activities, including technical consulting and related service fees pursuant to its contract with our VIE, as well as dividends it receives from its subsidiaries, into foreign exchange and pay them to its non-PRC parent companies in the form of dividends. However, current PRC regulations permit our wholly foreign-owned subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with its articles of association and Chinese accounting standards and regulations. Our wholly foreign-owned subsidiary is required to set aside at least 10% of its after-tax profits after making up for previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by (used in) operating activities	301,396	310,014	(96,107)	(15,080)
Net cash (used in) provided by investing activities	(1,133,451)	(616,367)	375,820	58,975
Net cash provided by financing activities	1,776,891	2,666,837	749,953	117,684
Net increase in cash, cash equivalents and restricted cash	944,836	2,360,484	1,029,666	161,579
Cash, cash equivalents and restricted cash, beginning of year	582,855	1,526,810	3,731,019	571,804
Effect of exchange rate changes	(881)	(156,275)	(60,921)	4,112
Cash, cash equivalents and restricted cash, end of year	1,526,810	3,731,019	4,699,764	737,495

Operating Activities

Net cash used in operating activities in 2021 was RMB96.1 million (US$15.1 million) and primarily consisted of net loss of RMB206.0 million (US$32.3 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB206.9 million (US$32.5 million) of depreciation and amortization, RMB210.0 million (US$32.9 million) of unrealized loss of investments, RMB196.5 million (US$30.8 million) of share-based compensation, RMB105.8 million (US$16.6 million) of provision for allowance for credit losses, RMB89.5 million (US$14.0 million) of inventory write-down, and RMB23.7 million (US$3.7 million) of amortization of issuance cost of the 2024 Notes, partially offset by RMB63.7 million (US$10.0 million) of deferred income tax. In 2021, the principal items accounting for the changes in operating assets and liabilities were an increase in operating lease right-of-use assets of RMB570.8 million (US$89.6 million), a decrease in accrued expenses and other current liabilities of RMB254.6 million (US$40.0 million), an increase in advance to suppliers of RMB243.8 million (US$38.3 million), an increase in inventories of RMB137.0 million (US$21.5 million), an increase in accounts receivable of RMB98.6 million (US$15.5 million), and a decrease in tax payables of RMB26.7 million (US$4.2 million), partially offset by an increase in operating lease liabilities of RMB626.1 million (US$98.3 million), an increase in accounts payables of RMB39.3 million (US$6.2 million), and an increase in notes payable of RMB28.8 million (US$4.5 million). The increase in our inventories, accounts receivable, advances to suppliers, operating lease right-of-use assets and operating lease liabilities was due to the growth of our business.

Net cash provided by operating activities in 2020 was RMB310.0 million and primarily consisted of net income of RMB426.5 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included RMB151.7 million of depreciation and amortization, RMB108.5 million of inventory write-down, RMB108.4 million of share-based compensation and RMB25.2 million of amortization of issuance cost of the 2024 Notes. In 2020, the principal items accounting for the changes in operating assets and liabilities were a decrease in accounts payable of RMB450.8 million, an increase in inventories of RMB237.7 million, an increase in operating lease liabilities of RMB87.7 million and a decrease in income tax payables of RMB9.4 million, partially offset by an increase in accounts receivable of RMB400.1 million, an increase in notes payable of RMB290.1 million, an increase in accrued expenses and other current liabilities of RMB392.8 million, an increase in operating lease right-of-use assets of RMB84.2 million and an increase in prepayments and other current assets of RMB50.5 million. Such changes in operating assets and liabilities were primarily due to seasonality and the impact of COVID-19.

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

Investing Activities

Net cash provided by investing activities was RMB375.8 million (US$59.0 million) in 2021, and primarily consisted of proceeds from maturity of short-term investments, and partially offset by (i) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (ii) purchases of investment securities, (iii) net cash paid for business combination, and (iv) investment in equity investees.

Net cash used in investing activities was RMB616.4 million in 2020, and primarily consisted of (i) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (ii) purchases of short-term investment, (iii) additions of intangible assets due to capitalization of internally developed software and (iv) investment in equity investees, and partially offset by proceeds from maturity of short-term investments.

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

Financing Activities

Net cash provided by financing activities was RMB750.0 million (US$117.7 million) in 2021, primarily attributable to (i) proceeds of RMB1,290.8 million (US$202.6 million) from non-controlling interest’s capital contribution, and (ii) proceeds of RMB548.5 million (US$86.1 million) from short-term bank loans, partially offset by repurchase of ordinary shares and ADSs of RMB1,060.4 million (US$166.4 million).

Net cash provided by financing activities was RMB2,666.8 million in 2020, primarily attributable to (i) proceeds of RMB3,095.6 million from public offering on the Hong Kong Stock Exchange, net of issuance cost, and (ii) repayment of short-term bank loans of RMB663.9 million, partially offset by proceeds of RMB235.4 million from short-term bank loans.

Net cash provided by financing activities was RMB1,776.9 million in 2019, primarily attributable to (i) proceeds of RMB1,847.8 million from issuance of convertible senior notes, net of issuance cost, and (ii) proceeds of RMB916.6 million from short-term bank loans, partially offset by repayment of short-term and long-term borrowings of RMB993.7 million.

Capital Expenditures

We had capital expenditures of RMB152.9 million, RMB158.6 million and RMB352.8 million (US$55.4 million) in 2019, 2020 and 2021, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use rights. Actual future capital expenditures may differ from the amounts indicated above. We have no capital commitment as of December 31, 2021.

Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2021:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Operating lease obligations	1,406,828	220,762	341,511	53,591	471,788	74,034	280,147	43,961	313,382	49,176
Short-term loans	548,461	86,066	548,461	86,066	—	—	—	—	—	—
1.625% Convertible senior notes due 2024 with principal and interest	1,766,704	277,234	1,766,704	277,234	—	—	—	—	—	—
Total	3,721,993	584,062	2,656,676	416,891	471,788	74,034	280,147	43,961	313,382	49,176

The 2024 Notes are initially in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the notes. The conversion rate may be increased in connection with a make-whole fundamental change and is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, beginning on November 1, 2019. As of December 31, 2021, the 2024 Notes was reclassified from long-term loan to short-term loan as we expect to repurchase the 2024 Notes in 2022 as the holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022.

In March 2022, we entered into separate and individually privately negotiated transactions with certain holders of the 2024 Notes to repurchase approximately US$166.3 million principal amount of the 2024 Notes. As of March 31, 2022, there was US$108,718,000.00 in aggregate principal amount of the 2024 Notes outstanding. On April 1, 2022, we notified holders of the 2024 Notes that each holder has the right, at the option of such holder, to require us to repurchase all of such holder’s 2024 Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on May 1, 2022. The repurchase right expired at 5:00 p.m., New York City time, on Thursday, April 28, 2022. All the outstanding principal amount of the 2024 Notes were validly surrendered and not withdrawn for repurchase prior to the expiration of the repurchase right.

As of December 31, 2021, we also had operating lease liabilities amounting to RMB1,161.7 million (US$182.3 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2021, the amount restricted, including paid-in capital and statutory reserve funds, was RMB2,345 million (US$368.0 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 8.6%, 9.8% and 8.6% of our net revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

C.           Research and Development

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. We have a Technology and Innovation Center with offices in Shanghai and Chengdu dedicated to innovating and upgrading our technologies to reinforce our market leadership in China’s brand e-commerce solutions market. The Technology and Innovation Center focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model- Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We have integrated and migrated our core e-commerce systems and applications to Baozun Hybrid Cloud, which helped us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 794 IT professionals to design, develop and operate our technology platform as of December 31, 2021.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining our company

Mr. Vincent Wenbin Qiu	54	Co-founder, Chairman and Chief Executive Officer	Chairman in December 2013 and Chief Executive Officer in December 2013	2007
Mr. Junhua Wu	43	Co-founder, Director and Chief Growth Officer	Director in December 2013 and Chief Growth Officer in December 2017	2007
Ms. Yang Liu	38	Director	July 2021	2021
Mr. Satoshi Okada	63	Director	October 2014	2014
Mr. Yiu Pong Chan	49	Independent Director	May 2015	2015
Ms. Bin Yu	52	Independent Director	May 2015	2015
Mr. Steve Hsien-Chieng Hsia	58	Independent Director	May 2016	2016
Mr. Benjamin Changqing Ye	51	Independent Director	May 2016	2016
Mr. Arthur Yu	41	Chief Financial Officer	December 2020	2020
Mr. Aaron Kwok Yuen Lung	57	Chief Human Resource Officer	October 2014	2014
Mr. Peter Tao Liang	35	Vice President	November 2019	2014
Mr. Jason Nan Xie	48	Vice President	December 2019	2019
Ms. Tracy Chunlu Li	38	Vice President	April 2021	2017

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

Ms. Yang Liu has served as a member on our board since July 2021. Ms. Liu joined Alibaba Group in September 2014 and currently serves as a senior expert managing the consumer strategy center and partnership development center of Alibaba’s Tmall business group. In this role, she leads the promotion of digital brand transformation across a variety of industry verticals by leveraging Alibaba’s advanced data technologies, and promotes comprehensive Tmall ecological partnership capabilities that bring technology into best practices. In addition, Ms. Liu created the framework of Tmall consumer strategy methodology and widely applied it to common strategy standards. Prior to Alibaba Group, Ms. Yang Liu worked at IBM from September 2008 to September 2014 and was responsible for implementing cross-industry CRM solutions for IBM’s global business consulting division, and she supported leading global brands in delivering customer-centric digital transformation projects. Ms. Liu received her bachelor’s degree and master’s degree from the Shanghai University of Finance and Economics in 2006 and 2008, respectively, and received an MBA degree from the University of Manchester in 2016.

Mr. Satoshi Okada has served as a member on our board since October 2014. Mr. Okada has also served as a director at Alibaba.com Japan since October 2008, and a director of certain entities that are subsidiaries of Alibaba Group, and as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on The Nasdaq Stock Market since 2014. From April 2000 to January 2005, Mr. Okada had held various management positions within the Softbank Corp. group. He also served as director at Tsubasa Corporation from 2014 to 2022, Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from January 2001 to January 2005 and DeeCorp Limited, a software company, from February 2005 to March 2006.

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

Mr. Peter Tao Liang currently serves as our vice president, in charge of operation of logistics and supply chain group and customer service. Mr. Liang rejoined us in November 2019. Mr. Liang served as our vice president, primarily supervising our logistic and administrative departments, from January 2017 to August 2019. Prior to that, Mr. Liang held a number of positions with us, including our logistics director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

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

Ms. Tracy Chunlu Li currently serves as our vice president in charge of strategic business development and certain e-commerce business. Ms. Li joined us in July 2017, and held a number of positions with us, including our general manager of luxury, beauty and cosmetics, fast moving consumer goods and mother and baby products business department, from 2019 to 2020, our general manager of appliances, electronics and home and furnishings business department, from 2018 to 2019, and our vice general manager of social networking e-commerce business department, from 2017 to 2018. Prior to joining us, Ms. Li worked for Monitor Deloitte, the advisory business of Deloitte, from 2007 to 2017, where she held several positions, including associate director from 2015 to 2017. Ms. Li received her bachelor’s degrees in economics and in journalism from Peking University in 2005 and her master’s degree in communication from Peking University in 2007 in China.

B.           Compensation

In 2021, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB19.8 million (US$3.1 million) to our directors and executive officers as a group and granted an aggregate of 1,615,416 restricted share units to our directors and executive officers.

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

The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors, being our directors other than our executive directors, namely Mr. Satoshi Okada, Ms. Yang Liu, Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment.

Share Incentive Plans

We have adopted a number of share incentive plans since our inception. The following share incentive plans are those currently in effect:

●	2014 Share Incentive Plan, or the 2014 Plan; and
●	2015 Share Incentive Plan, or the 2015 Plan.

The following summarizes, as of December 31, 2021, the options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Share Incentive Plan and 2015 Share Incentive Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan. On May 30, 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. The maximum number of shares which may be issued pursuant to all awards under the 2014 Plan is 20,331,467. As of December 31, 2021, the number of shares which may be issued pursuant to all outstanding options under the 2014 Plan is 1,912,709.

On May 5, 2015, we adopted our 2015 Plan, which was amended in July 2016. The maximum number of shares which may be issued pursuant to all awards under the 2015 Plan was 4,400,000 initially. As the unissued shares reserved under the 2015 Plan accounted for less than 2% of the then total issued and outstanding shares on an as-converted basis on December 31, 2015, pursuant to the 2015 plan, the number of shares reserved for future issuances under the 2015 Plan was increased by 2,641,679 to 2% of the total issued and outstanding shares as of January 1, 2016, which was 3,029,427. Pursuant to the 2015 Plan, as amended, if on December 31 of each year beginning in 2016, the unissued shares reserved under the 2015 Plan account for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, then on the first day of the next calendar year, the number of shares reserved for future issuances under the 2015 Plan shall be automatically increased to 1.5% of the then total issued and outstanding shares. On December 31, 2016, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2017, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 2,334,986 to 1.5% of the then total issued and outstanding shares, which was 2,391,180. On December 31, 2017, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2018, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 996,171 to 1.5% of the then total issued and outstanding shares, which was 2,491,881. On December 31, 2018, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2019, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 523,529 to 1.5% of the then total issued and outstanding shares, which was 2,588,229. On December 31, 2019, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2020, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 491,977 to 1.5% of the then total issued and outstanding shares, which was 2,823,295. On December 31, 2020, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2021, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 3,007,937 to 1.5% of the then total issued and outstanding shares, which was 3,507,087. On December 31, 2021, as the unissued shares reserved under the 2015 Plan accounted for less than 1.5% of the then total issued and outstanding shares on an as-converted basis, on January 1, 2022, the number of shares reserved for future issuances under the 2015 Plan was automatically increased by 2,691,626 to 1.5% of the then total issued and outstanding shares, which was 3,131,917. The shares which may be issued pursuant to the awards under the 2015 Plan shall be Class A ordinary shares. As of December 31, 2021, the number of shares that may be issued pursuant to all outstanding options and restricted share units under the 2015 Plan is 4,313,114.

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

The following table summarizes, as of December 31, 2021, the outstanding options that we granted to our directors, executive officers, and other individuals as a group under our 2014 Plan and 2015 Plan.

	Ordinary shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Date of Grant	Date of Expiration
Junhua Wu	1,732,674	0.0136; 0.0001	various dates from August 29, 2014 to February 6, 2015	various dates from August 28, 2024 to February 5, 2025
Bin Yu	*	0.0001	May 20, 2015	May 19, 2025
Other individuals as a group	145,035	0.0136; 1.5	various dates from January 30, 2010 to February 6, 2015	various dates from January 29, 2020 to February 5, 2025

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes, as of the date of December 31, 2021, the outstanding restricted share units that we granted to our directors, executive officers, and other individuals as a group under our 2015 Plan.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	1,296,906	various dates from March 1, 2018 to August 20, 2021	various dates from February 29, 2028 to August 19, 2031
Junhua Wu	588,299	various dates from March 1, 2018 to August 20, 2021	various dates from February 29, 2028 to August 19, 2031
Arthur Yu	*	various dates from September 23, 2020 to August 20, 2021	various dates from September 22, 2030 to August 19, 2031
Aaron Kwok Yuen Lung	*	various dates from March 1, 2018 to March 1, 2021	various dates from February 29, 2028 to February 28, 2031
Peter Tao Liang	*	various dates from February 17, 2020 to September 15, 2021	F various dates from February 16, 2030 to September 14, 2031
Jason Nan Xie	*	various dates from February 17, 2020 to March 1, 2021	various dates from February 16, 2030 to February 28, 2031
Tracy Chunlu Li	*	various dates from March 1, 2018 to September 15, 2021	various dates from February 29, 2028 to September 14, 2031
Yiu Pong Chan	*	August 20, 2021	August 19, 2031
Benjamin Changqing Ye	*	August 20, 2021	August 19, 2031
Steve Hsien-Chieng Hsia	*	August 20, 2021	August 19, 2031
Bin Yu	*	August 20, 2021	August 19, 2031
Other individuals as a group	1,807,613	various dates from March 1, 2018 to December 31, 2021	various dates from February 29, 2028 to December 30, 2031

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

C.           Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the rules of Nasdaq and the following paragraph, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to any resolution of the board in respect of any contract or arrangement or any other proposal whatsoever in connection with our VIE (as defined in our articles of association) and in which he has any material interest conflicting with that of us, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution). If any question shall arise at any meeting of the board as to the materiality of a director ‘s interest or as to the entitlement of any director to vote or form part of the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not be counted in the quorum, such question shall be referred to the directors at the meeting who are not similarly interested, and their ruling shall be final and conclusive.

The directors may exercise all the powers of us to borrow money, mortgage or charge its undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of us or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

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

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to us, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our memorandum and articles of association or the Companies Act.

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

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board Diversity

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	2

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our articles of association. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to us, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our memorandum and articles of association or the Companies Act.

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

Our fifth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in or about their conduct of our business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association. Pursuant to the indemnification agreements, we agree to hold harmless and indemnify our directors and officers against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf, in connection with any proceedings which the indemnitee was, is or will be involved as a party, including, without limitation, all liability arising out of the negligence or passive wrongdoing of the indemnitee, except that we shall not be obligated to make any payment to the indemnitee that is finally determined to be unlawful or as specified in the indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.           Employees

As of December 31, 2021, we had 8,821 full-time employees, including 1,451 full-time employees from the acquired business entities in 2021. We had a total of 5,979 and 6,076 full-time employees as of December 31, 2019 and 2020, respectively. We had a total of 803, 762 and 794 information technology staff as of December 31, 2019, 2020 and 2021, respectively. The increase in our employees was primarily due to our recent acquisitions and consolidation of certain businesses, as well as our organic business growth. As of December 31, 2021, approximately 70% of our information technology staff have bachelor’s or higher degrees. We have streamlined our R&D team to improve efficiency. The following table provides a breakdown of our employees as of December 31, 2021 by function:

Function	Number
Front-end[1]	6,075
Warehouse and Logistics	1,563
Information technology	794
Back-end[2]	389
Total	8,821
(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.
(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

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

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.”

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 202,817,494 ordinary shares (including 189,516,756 Class A ordinary shares, excluding the 4,957,026 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2022.

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

Except as otherwise noted, the address of each person listed in the following table is c/o Baozun Inc., No. 1-9, Lane 510, West Jiangchang Road, Shanghai 200436, the People’s Republic of China.

	Ordinary Shares Beneficially
	Owned as of March 31, 2022
			Percentage	Percentage
	Class A	Class B	of total	of aggregate
	ordinary	ordinary	ordinary	voting
Name	shares	shares	shares	power**
Directors and Executive Officers:
Vincent Wenbin Qiu (1)	1,376,080	9,410,369	5.3%	29.5%
Junhua Wu (2)	2,285,709	3,890,369	3.0%	12.7%
Yang Liu (3)	26,469,422	—	13.1%	8.2%
Satoshi Okada (4)	1,037,506	—	0.5%	0.3%
Yiu Pong Chan	—	—	—	—
Bin Yu (5)	*	—	*	*
Steve Hsien-Chieng Hsia (6)	*	—	*	*
Benjamin Changqing Ye (7)	*	—	*	*
Arthur Yu (8)	*	—	*	*
Aaron Kwok Yuen Lung (9)	*	—	*	*
Peter Tao Liang (10)	*	—	*	*
Jason Nan Xie (11)	*	—	*	*
Tracy Chunlu Li (12)	*	—	*	*
All our Directors and Executive Officers as a group (13)	31,677,819	13,300,738	21.8%	50.5%

Principal Shareholders:
Alibaba Investment Limited (14)	26,469,422	—	13.1%	8.2%
Jesvinco Holdings Limited (15)	10	9,410,369	4.6%	29.2%
Casvendino Holdings Limited (16)	—	3,890,369	1.9%	12.1%

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

(1)

Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 640,807 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu, and 735,221 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2022 held by Mr. Qiu.

(2)

Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, 405 Class A ordinary shares beneficially owned by Mr. Wu, and 2,285,304 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2022 held by Mr. Wu.

(3)

Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. The business address for Ms. Liu is No. 969 West Wenyi Road, Hangzhou, Zhejiang Province, China. Ms. Liu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.

(4)

Represents 987,506 Class A ordinary shares held by Tsubasa Corporation, a company wholly owned by Softbank Corp, and 50,000 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2022 held by Mr. Okada. Mr. Okada was appointed by Tsubasa Corporation as our director. Mr. Okada disclaims beneficial ownership of our ordinary shares held by Tsubasa Corporation.

(5)	Represents Class A ordinary shares issuable upon exercise of options within 60 days of March 31, 2022 held by Ms. Yu.

(6)	Represents Class A ordinary shares in the form of ADS held by Mr. Hsia.
(7)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2022 held by Mr. Ye.
(8)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2022 held by Mr. Yu.
(9)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2022 held by Mr. Kwok.
(10)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2022 held by Mr. Liang.
(11)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2022 held by Mr. Xie.
(12)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2022 held by Ms. Li.
(13)

Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2022 held by all of our directors and executive officers as a group.

(14)

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

To our knowledge, as of March 31, 2022, a total of 157,545,651 (including 4,957,026 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program) Class A ordinary shares are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions and Agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2019, 2020 and 2021, we incurred service fees of RMB655.6 million, RMB671.5 million and RMB752.8 million (US$118.1 million), respectively. We incurred commission fees of RMB245.0 thousand, RMB624.9 thousand and RMB282.9 thousand (US$44.4 thousand) to, and generated services revenue of RMB29.0 thousand, RMB21.4 million and RMB12.3 million (US$1.9 million) from, AJ (Hangzhou) Network Technology Company Limited, or AJ, a subsidiary of Alibaba Group, in 2019, 2020 and 2021, respectively. Alibaba Group is one of our major shareholders. See “—Major Shareholders.” For the nature of the services rendered by AJ to us, see “—Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited” below.

On September 30, 2021, Baozun and Baotong entered into a share purchase and subscription agreement with Cainiao, a consolidated subsidiary of Alibaba Group, pursuant to which Cainiao made 30% equity investment in Baotong at a consideration of US$217.9 million. On the same day, Baozun, Baotong and Cainiao entered into a business cooperation agreement aiming to further explore and develop fulfillment and e-commerce opportunities. On October 29, 2021, Baozun, Baotong and Cainiao entered into a shareholders agreement which provides for certain special rights for the shareholders of Baotong. In addition, pursuant to the shareholders agreement, for a period of six months (or such longer period as Baozun and Cainiao may agree) starting from July 29, 2023, Cainiao has the call option to acquire additional shares so that it will own in an aggregate of 60% equity interest of Baotong, according to terms and conditions set forth under the shareholders agreement. In addition, if certain triggering events occur, Cainiao has the right to require Baozun to redeem its shares at a price equal to the initial investment plus an internal rate of return of 6% per annum.

In 2021, we received logistic services from Cainiao and provide warehousing service to Cainiao and AJ. Cainiao and AJ have been consolidated within the Alibaba Group since October 2017 and August 2019, respectively, and therefore have become our related parties. We incurred logistic service fee of RMB92.9 million, RMB89.0 million and RMB72.5 million (US$11.4 million) to Alibaba Group and generated warehousing services revenue of RMB21.5 million, RMB1.3 million and RMB32.8 thousand (US$5.2 thousand) in 2019, 2020 and 2021, respectively, after Cainiao and AJ became our related parties.

As of December 31, 2021, amounts due from Alibaba Group were RMB24.6 million (US$3.9 million), representing receivables to be collected from Alibaba Group for store operation services and warehousing services provided by us and deposits paid.

As of December 31, 2021, amounts due to Alibaba Group were RMB48.8 million (US$7.7 million), mainly representing payable for the commission services provided by AJ, a subsidiary of Alibaba Group and logistics, marketing and platform services fees to be paid to Alibaba Group by us.

Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank Corp, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Tsubasa Corporation is one of our major shareholders. See “—Major Shareholders.” Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as a commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. In 2019, 2020 and 2021, after it had become one of our related parties, we incurred commission fees of RMB0.3 million, nil and nil to and generated services revenue of RMB3.7 thousand, nil and nil from Ahead, respectively.

Since August 2019, pursuant to the amended agreement among us, Ahead, and AJ, all transactions and balances with Ahead have been transferred to AJ, which became our related party as a subsidiary of Alibaba. For the amount of commission fees and service fees we paid to AJ, see “—Transactions with Alibaba and AJ (Hangzhou) Network Technology Company Limited.”

Transactions with Shanghai Baozun-CJ E-commerce Co., Ltd.

In December 2016, Shanghai Baozun-CJ E-commerce Co., Ltd., or Baozun-CJ, became our related party as an e-commerce joint venture. We have provided logistic services to Baozun-CJ since 2018. In 2019, 2020 and 2021, we generated services revenue of RMB2.7 million, nil and nil from Baozun-CJ, respectively.

In October 2019, we signed an agreement with CJ O Shopping pursuant to which CJ O Shopping waived its participating rights in exchange for a put option that allows CJ O Shopping to sell its 49% equity interest in Baozun-CJ for a consideration of approximately RMB9.2 million (US$1.4 million) in the event that Baozun-CJ’s net assets is less than RMB3.0 million (US$0.5 million). As such, we have obtained control over Baozun-CJ and accounted for Baozun-CJ as a consolidated subsidiary.

Transactions with Beijing Pengtai Baozun E-commerce Co., Ltd.

In January 2018, Pengtai Baozun, became our related party as an e-commerce joint venture. We have provided IT services to Pengtai Baozun since 2019. In 2019, 2020 and 2021, we generated services revenue of RMB4.1 million, RMB4.3 million and RMB2.1 million (US$0.3 million) from Pengtai Baozun.

As of December 31, 2021, amounts due from Pengtai Baozun were nil.

Transactions with Shanghai Misako E-commerce Limited

In October 2018, Shanghai Misako E-commerce Limited, or Misako, became our related party as an e-commerce joint venture. We provide store operation services to Misako. In 2019, 2020 and 2021, we generated services revenue of RMB1.2 million, nil and nil from Misako, respectively.

As of December 31, 2021, amounts due from Misako were nil.

Transactions with Hangzhou Juxi Technology Co., Ltd.

In June 2019, Hangzhou Juxi Technology Co., Ltd., or Juxi, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Juxi. In 2019, 2020 and 2021, we incurred outsourcing labor cost of RMB7.3 million, RMB18.0 million and RMB15.2 million (US$2.4 million) to Juxi, respectively.

As of December 31, 2021, amounts due to Juxi were RMB0.2 million (US$38.6 thousand), representing outsourcing labor cost to be paid to Juxi by us.

Transactions with Jiangsu Shanggao Supply Chain Co., Ltd.

In December 2019, Jiangsu Shanggao Supply Chain Co., Ltd., or Shanggao, became our related party as an e-commerce joint venture. We receive logistics services from Shanggao. In 2020 and 2021, we incurred logistics service fees of RMB5.8 million and RMB0.3 million (US$0.1 million), respectively, to Shanggao.

As of December 31, 2021, amounts due to Shanggao were RMB0.5 million (US$0.1 million), representing logistics service fees to be paid to Shanggao by us.

Transactions with Signify (China) Investment Co., Ltd.

In January 2020, Signify (China) Investment Co., Ltd., or Signify Investment, became our related party as an e-commerce joint venture. We provide store operation services, warehousing services and IT services to Signify Investment, and generated service revenue of RMB29.2 million and RMB9.0 million (US$1.4 million) from Signify Investment in 2020 and 2021, respectively.

As of December 31, 2021, the amounts due from Signify Investment were RMB4.7 million (US$0.7 million), representing store operation services fees to be paid by Signify Investment to us.

Transactions with Shanghai Kewei E-Commerce Co., Ltd.

In June 2020, Shanghai Kewei E-commerce Co., Ltd., or Kewei, became our related party as an e-commerce joint venture. We provide store operation services to Kewei, and generated service revenue of RMB3.7 million and RMB1.6 million (US$0.2 million) from Kewei in 2020 and 2021, respectively.

Kewei also provides marketing and platform services to us. In 2020 and 2021, we incurred marketing and platform service fees in an amount of RMB2.1 million and RMB27.0 million (US$4.2 million) to Kewei, respectively. In addition, we made advance payment of nil and RMB8.8 million (US$1.4 million) to Kewei in 2020 and 2021, respectively, to support its daily operation.

As of December 31, 2021, the amounts due from Kewei were RMB8.8 million (US$1.4 million), representing store operation services fees to be paid by Kewei to us.

Transactions with Zunrui (Nantong) E-commerce Co., Ltd.

In August 2020, Zunrui (Nantong) E-commerce Co., Ltd., or Zunrui, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Zunrui. In 2020 and 2021, we incurred outsourcing labor cost of RMB4.0 million and RMB10.3 million (US$1.6 million), respectively.

Zunrui was acquired by us in June 2021.

Transactions with Hangzhou Baichen Technology Co., Ltd.

In September 2020, Hangzhou Baichen Technology Co., Ltd., or Baichen, became our related party as an associate. Baichen provides marketing and platform services to us. In 2020 and 2021, we incurred marketing and platform service fees in an amount of RMB3.8 million and RMB6.2 million (US$1.0 million) to Baichen, respectively.

As of December 31, 2021, amounts due to Baichen were RMB0.5 million (US$0.1million), representing receivables to be paid to Baichen by us.

Transactions with Hunan Leier Media Co., Ltd.

In March 2021, Hunan Leier Media Co., Ltd., or Leier, became our related party as an associate. Leier provides marketing and platform services to us. In 2021, we incurred marketing and platform service fees in an amount of RMB0.5 million (US$0.1 million) to Leier.

As of December 31, 2021, amounts due to Leier were RMB0.5 million (US$0.1 million), representing marketing and platform service fees to be paid to Leier by us.

Transactions with Hangzhou Dajing Guangtong Network Technology Co., Ltd.

In May 2021, Hangzhou Dajing Guangtong Network Technology Co., Ltd., or Dajing, became our related party as an associate. Dajing provides marketing and platform services to us. In 2021, we incurred marketing and platform service fees in an amount of RMB0.7 million (US$0.1 million) to Dajing.

As of December 31, 2021, amounts due to Dajing were RMB0.1 million (US$21.0 thousand), representing marketing and platform service fees to be paid to Leier by us.

Transactions with Jiangsu Creaway Supply Chain Management Co., Ltd.

In June 2021, Jiangsu Creaway Supply Chain Management Co., Ltd., or Creaway Group, became our related party as it is the non-controlling shareholder of Baoleantone. Creaway Group collected logistics service revenues and advanced logistics service fees for Baoleantone of RMB68.6 million (US$10.8 million) and RMB57.9 million (US$9.1 million), respectively, in 2021. Creaway

Group provided logistics services and received logistics services to and from Baoleantone of RMB2.3 million (US$0.4 million) and RMB2.2 million (US$0.4 million), respectively, in 2021.

As of December 31, 2021, amounts due to Creaway Group were RMB23.2 million (US$3.6 million), mainly representing logistic service expenses advanced by Creaway Group, and amounts due from Creaway Group were RMB30.9 million (US$4.8million), mainly representing logistic service fees collected by Creaway Group.

The balances with the related parties as of December 31, 2021 as disclosed above are all trade in nature.

Transactions with Tsubasa Corporation

In 2021, we repurchased 19,042,105 Class A ordinary shares from Tsubasa Corporation, one of our shareholders and a company wholly owned by Softbank Corp, at an aggregate purchase price of approximately US$105.0 million in privately negotiated transactions.

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

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor.

Except for the arbitration proceeding described above, we are not currently a party to, nor are we aware of, any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

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

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code “9991.” The gross proceeds to us from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$425.2 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. We received total net proceeds of approximately HK$3,511.4 million (US$450.2 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

On April 28, 2022, the last reported sale price of our ADSs on the Nasdaq Global Select Market was US$7.07, the last reported sale price of our Class A ordinary shares on the Hong Kong Stock Exchange was HK$18.70.

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

According to our fifth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

The following are summaries of material terms and provisions of our fifth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. These summaries are not complete, and you should read the forms of our memorandum and articles of association, which was filed as exhibits to our registration statement on Form F-1.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in the fifth amended and restated memorandum and articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our fifth amended and restated articles of association. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors.

Our fifth amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-tenth of the votes attaching to all issued and outstanding shares of our company and are entitled to vote. An annual general meeting shall be held in each year. Extraordinary general meetings may be convened by a majority of our board of directors or upon a request to the directors by shareholders holding in the aggregate not less than one-tenth of our voting share capital, on a one vote per share basis. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

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

Transfer of Shares. Subject to the restrictions of our fifth amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. If our assets available for distribution shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

Subject to the Companies Act and our fifth amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our fifth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our fifth amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

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

Our fifth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their conduct of the company’s business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretion unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our fifth amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fifth amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated articles allow our shareholders holding in the aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of our company, on a one vote per share basis, to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our fifth amended and restated articles of association provides that we may in each year hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our fifth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated articles of association, directors may be removed by ordinary resolution of the shareholders. In addition, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our fifth amended and restated memorandum and articles of association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our fifth amended and restated articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our fifth amended and restated memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our fifth amended and restated memorandum and articles of association have the potential to be exercised in a way that may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fifth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fifth amended and restated memorandum and articles of association that requires us to disclose shareholder ownership above any particular ownership threshold.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021, and we do not expect to become a PFIC for our taxable year ending December 31, 2022 or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. In particular, the recent significant decline in the market price of our ADSs increases the risk of us becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where the market price of our ADSs declines and/or we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, the risk of us becoming classified as a PFIC may substantially increase.

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

Certain U.S. Holders are also required to report information relating to certain “foreign financial assets,” including ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, “Statement of Specified Foreign Financial Assets,” with their tax return for each year in which they hold ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi, while some of our cash and cash equivalents, restricted cash and short-term investments are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to such financial assets denominated in U.S. dollars. Any significant revaluation of Renminbi against the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares and/or ADSs in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China— Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.” The value of an investment in our ADSs or Class A ordinary shares will be affected by the exchange rate between the U.S. dollar and the Renminbi or Hong Kong dollar and Renminbi, as applicable, because the value of our business is effectively denominated in Renminbi, while our ADSs or Class A ordinary shares are traded in U.S. dollars or Hong Kong dollar, as applicable. We have not used any derivative financial instruments to hedge exposure to such risk.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2021, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,990.8 million and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$247.5 million. Assuming we had converted RMB2,990.8 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00, as of December 31, 2021, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$716.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$674.1 million instead. Assuming we had converted US$247.5 million into RMB at the exchange rate of RMB6.3726 for US$1.00, as of December 31, 2021, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB4,567.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB4,725.6 million.

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

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2019, 2020 and 2021 was 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2019, 2020 and 2021, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in PRC, Hong Kong and Singapore. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers are generally reputable medium to large brands with proven track records, and our customers pay for our product sales through a network of third-party payment service providers. We have not experienced significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB10.7 million, RMB12.9 million and RMB118.7 million (US$18.6 million) as of December 31, 2019, 2020 and 2021, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

JPMorgan Chase Bank, N.A., the depositary of our ADS program, or the depositary, may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of Class A ordinary shares, issuances in respect of Class A ordinary share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a Class A ordinary share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing Class A ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$0.05 or less per ADS upon which any cash distribution is made pursuant to the deposit agreement;
•

an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Class A ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were Class A ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;
•

cancellation transaction (including SWIFT, telex and facsimile transmission) fees and delivery expenses incurred at your request in connection with the deposit or delivery of Class A ordinary shares, ADRs or deposited securities as disclosed on the “Disclosures” page (or successor page) of ADR.com (which are payable by such persons or holders);

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the depositary and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the depositary or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the depositary nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary nor any of its affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the depositary or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the depositary and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the depositary and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the depositary nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2021, the amount of reimbursements we received relating to the ADS facility from the depositary was nil.

Conversion between ADSs and Class A Ordinary Shares

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares trade on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
•	Securities and Futures Commission of Hong Kong, or SFC, transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
•	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
•

brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•

the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

All Class A ordinary shares offered in the Hong Kong IPO have been registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to convert these Class A ordinary shares into ADSs, and vice versa.

As a result of Hong Kong IPO, all deposits of Class A ordinary shares for the issuance of ADSs and all withdrawals of Class A ordinary shares upon the cancellation of ADSs will be in the form of Class A ordinary shares registered on our Hong Kong Class A ordinary share register and all corporate actions with respect thereto will be processed via the depositary’s custodian account at JPMorgan Chase Bank, N.A. Hong Kong Branch, within the CCASS system, subject to the rules and procedures applicable to JPMorgan Chase Bank, N.A. Hong Kong Branch – eligible securities, subject, in each case, to certain exceptions described below and provided that the foregoing shall not apply to certain of our restricted Class A ordinary shares and other Class A ordinary shares as determined by us and the depositary, which will be via our principal register in the Cayman Islands.

Our ADSs

Our ADSs are traded on The Nasdaq Global Select Market. Dealings in our ADSs on The Nasdaq Global Select Market are conducted in U.S. Dollars. ADSs may be held either:

•

directly, by having a certificated ADS, or an ADR, registered in the holder’s name, or by holding a “Direct Registration ADR” in book-entry form in the “Direct Registration System,” the system established by the Depository Trust Company, or DTC, for the uncertificated registration of ownership of securities utilized by the depositary to record the ownership of ADRs without the issuance of certificates, in which case the ownership is evidenced by periodic statements issued by the depositary to the holders of ADRs entitled thereto; or

•	indirectly, through the holder’s broker or other financial institution.

The depositary for our ADSs is JP Morgan Chase Bank, N.A., whose office is located at 383 Madison Avenue, Floor 11, New York, New York, 10179.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on The Nasdaq Global Select Market must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, JP Morgan Chase Bank, N.A., Hong Kong Branch, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

•

If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian and depositary via his or her broker.

•

If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, and submit and deliver a duly completed and signed letter of transmittal to the custodian and depositary.

•

Upon payment of its fees and expenses, payment or net of the depositary’s fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor (if such ADSs are to be held directly by such investor in book-entry form through DTC’s “Direct Registration System”) or his or her broker, or will issue a certificated ADR if such ADSs are to be held in physical certificated form.

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

Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct such broker or financial institution to arrange for cancelation of the ADSs, and transfer of the underlying Class A ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

•

To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in physical certificated form), and send an instruction to cancel such ADSs to the depositary.

•

Upon payment or net of its fees and expenses, payment of CCASS’ fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

•

If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

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

In the event there are not a sufficient number of Class A ordinary shares on the Hong Kong share register in the account of the depositary’s custodian at CCASS to satisfy a cancellation of ADSs and withdrawal of Class A ordinary shares in whole or in part, such withdrawal shall be in the form of Class A ordinary shares on the Hong Kong share register to the extent available with the balance to be in the form of Class A ordinary shares on our principal share register in the Cayman Islands. The depositary is not under any obligation, and has no ability, to maintain or increase the number of Class A ordinary shares held by its custodian on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

•

payment of all amounts required pursuant to the deposit agreement, including the issuance and cancellation fees therein, any stock transfer or other tax or other governmental charges and any stock transfer or registration fees in effect;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar or Cayman share register are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each Class A ordinary share certificate canceled or issued by it and any applicable fee as stated in the Class A ordinary share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

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

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code “9991.” The gross proceeds to us from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$425.2 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. We received total net proceeds of approximately HK$3,511.4 million (US$450.2 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

For the period from September 29, 2020, the date of the Hong Kong IPO, to the date of this annual report, we have used US$277.0 million net proceeds from the global offering and the Hong Kong public offering for expansion of our brand partner network, enhancing our digital marketing and fulfillment capabilities, investment in technology and innovation, strategic alliances, and merger and acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2021, excluding the newly acquired businesses, which were acquired in 2021 and whose financial statements constitute 4.0% and 3.9% of net and total assets, respectively, 5.8% of revenues and 2.7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2021, based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2021.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Baozun Inc. and its subsidiaries (the "Company") as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 29, 2022 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

As described in the Management’s Report on Internal Controls over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the newly acquired businesses, which were acquired in 2021 and whose financial statements constitute 4.0% and 3.9% of net and total assets, respectively, 5.8% of revenues and 2.7% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting at newly acquired businesses.

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

April 29, 2022

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP for the years ended December 31, 2020 and 2021.

	For the Year Ended December 31,
	2020		%	2021	%
	(in thousands)			(in thousands)
Audit Fees	US$	1,713.4	90.3	1,123.8	85.7
Audit-Related Fees		—	—	—	—
Tax Fees		—	—	—	—
All Other Fees		183.9	9.7	188.3	14.3
Total	US$	1,897.3	100	1,312.1	100

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

All Other Fees. Other fees billed for the fiscal years ended December 31, 2021 includes fees billed by our independent registered public accounting firm other than services reported under “Audit Fees”, “Audit-related Fees” and “Tax Fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In May 2021, our board of directors authorized a program, or the May 2021 program, under which we may repurchase up to US$125 million worth of our outstanding ADSs and/or Class A ordinary shares over the course of the next 12 months starting from May 18, 2021. The May 2021 program was publicly announced on May 18, 2021.

In addition to the May 2021 program, in November 2021, our board of directors authorized another program, or the November 2021 program, under which we may repurchase up to US$50 million worth of our outstanding ADSs and/or Class A ordinary shares over the course of the next 12 months starting from November 30, 2021. The November 2021 program was publicly announced on November 30, 2021.

Under both the May 2021 program and November 2021 program, the repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The following table sets forth a summary of our repurchase of our ADSs made in each month of 2021 under the share repurchase programs described in the paragraphs above.

				Maximum
			Total Number	Dollar Value of
			of ADSs	ADSs that May
			Purchased as	Yet Be
	Total Number	Average	Part of Publicly	Purchased
	of	Price	Announced	Under Plans or
	ADSs	Paid Per	Plans	Programs
Period	Purchased	ADS	or Programs	(US$)
May 1 – May 31, 2021	344,428	36.2720	344,428	112,506,924
August 1 – August 31, 2021	1,338,659	22.4931	1,683,087	82,396,150
September 1 – September 30, 2021(1)	4,545,010	18.1202	6,228,097	39,801
December 1 – December 31, 2021(2)	2,835,813	14.0703	9,063,910	10,139,114
(1)	Including certain number of Class A ordinary shares that we repurchased from one shareholder in September 2021 in a privately negotiated transaction.
(2)	Including certain number of Class A ordinary shares that we repurchased from one shareholder in December 2021 in a privately negotiated transaction.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Baozun are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 3.1 of Form 6-K (File No. 001-37385) filed with the Securities and Exchange Commission on May 7, 2021)

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

Date: April 29, 2022

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun Inc. and its subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2021 and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2022 expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Purchase Price Allocation from Business Combination — refer to Notes 2(af) and 9 to the financial statements

Critical Audit Matter Description

As described in Note 9 to the consolidated financial statements, the Company completed several business acquisitions for total purchase considerations of RMB569.6 million during the year ended December 31, 2021. The transactions were accounted for as business combinations and the acquisition method of accounting was applied. Accordingly, the purchase prices, including contingent considerations of RMB92.8 million, were allocated to the assets acquired and liabilities assumed based on their estimated fair values at the respective date of acquisition, including identified intangible assets of RMB247.9 million and resulting goodwill of RMB383.5 million. Management applied significant judgment in estimating the fair values of intangible assets acquired, which involved the use of significant estimates and assumptions with respect to the cash flow projections and discount rates used in valuation of the intangible assets.

The principal considerations for our determination that performing procedures relating to the acquisitions is a critical audit matter are the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value measurement of intangible assets acquired and the contingent considerations recorded due to the significant judgment made by management when developing the estimates of fair values.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to business acquisitions included the following:

●	obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's review controls over the accounting for the business acquisitions and the determination of the purchase price allocation;
●	evaluated, with the assistance of our valuation specialist,
●	the appropriateness of the valuation methodologies used for fair value measurement of intangible assets;
●	the reasonableness of the significant assumptions used in estimating the fair values of the intangible assets, including the cash flow projections based on the past performance of the acquired businesses as well as relevant economic and industry forecasts, and the discount rates;and
●	the mathematical accuracy of the valuations.
●	assessed the competency and qualifications of external valuation specialists engaged by management to assist in their processes;

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 29, 2022

We have served as the Group's auditor since 2014.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	3,579,665	4,606,545	722,867
Restricted cash	151,354	93,219	14,628
Short-term investments	1,448,843	—	—
Accounts receivable, net of allowance for credit losses of RMB12,949 and RMB118,724 as of December 31, 2020 and 2021, respectively	2,188,977	2,260,918	354,788
Inventories	1,026,038	1,073,567	168,466
Advances to suppliers	284,776	527,973	82,850
Prepayments and other current assets	438,212	572,774	89,881
Amounts due from related parties	40,935	68,984	10,825
Total current assets	9,158,800	9,203,980	1,444,305

Non-current assets:
Investments in equity investees	53,342	330,788	51,908
Property and equipment, net	430,089	652,886	102,452
Intangible assets, net	146,373	395,210	62,017
Land use right, net	41,541	40,516	6,358
Operating lease right-of-use assets	524,792	1,095,570	171,919
Goodwill	13,574	397,904	62,440
Other non-current assets	51,531	87,926	13,797
Deferred tax assets	54,649	114,200	17,920
Total non-current assets	1,315,891	3,115,000	488,811

TOTAL ASSETS	10,474,691	12,318,980	1,933,116

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to the Company. See Note 2):
Short-term loan	—	2,288,465	359,110
Accounts payable	421,562	494,079	77,533
Notes payable	500,820	529,603	83,106
Income tax payables	72,588	127,990	20,084
Accrued expenses and other current liabilities	991,180	984,519	154,493
Amounts due to related parties	44,997	73,794	11,580
Current operating lease liabilities	165,122	278,176	43,652
Total current liabilities	2,196,269	4,776,626	749,558
Non-current liabilities:
Long-term loan	1,762,847	—	—
Deferred tax liability	2,538	51,525	8,085
Long-term operating lease liabilities	370,434	883,495	138,640
Other non-current liabilities	—	125,985	19,769
Total non-current liabilities	2,135,819	1,061,005	166,494

TOTAL LIABILITIES	4,332,088	5,837,631	916,052

Commitments (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			(Note 2)
Redeemable non-controlling interests	9,000	1,421,680	223,092

Baozun Inc. shareholders' equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 220,505,115 and 195,493,754 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	137	125	20
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	8	8	1
Additional paid-in capital	5,207,631	4,959,646	778,277
Treasury shares (nil and 8,149,626 shares as of December 31, 2020 and 2021, respectively)	—	(385,942)	(60,563)
Retained earnings	952,001	425,125	66,711
Accumulated other comprehensive income	(48,756)	(102,603)	(16,101)

Total Baozun Inc. shareholders' equity	6,111,021	4,896,359	768,345

Non-controlling interests	22,582	163,310	25,627

Total equity	6,133,603	5,059,669	793,972

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	10,474,691	12,318,980	1,933,116

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues
Product sales	3,422,151	3,906,611	3,873,589	607,851
Services (including related party revenues of RMB29,564, RMB59,953 and RMB95,821 for the years ended December 31, 20192020 and 2021, respectively)	3,856,041	4,944,952	5,522,667	866,627
Total net revenues	7,278,192	8,851,563	9,396,256	1,474,478

Operating expenses:
Cost of products	(2,774,342)	(3,326,243)	(3,276,571)	(514,165)
Fulfillment	(1,678,191)	(2,259,176)	(2,661,126)	(417,589)
Sales and marketing	(1,815,642)	(2,130,667)	(2,549,842)	(400,126)
Technology and content	(392,951)	(409,870)	(448,410)	(70,365)
General and administrative	(215,660)	(224,045)	(525,802)	(82,510)
Other operating (expense) income, net	(17,753)	57,115	72,516	11,379

Total operating expenses	(6,894,539)	(8,292,886)	(9,389,235)	(1,473,376)

Income from operations	383,653	558,677	7,021	1,102
Other income (expenses):
Interest income	42,614	41,373	62,943	9,877
Interest expense	(61,316)	(66,124)	(56,847)	(8,921)
Unrealized investment loss	—	—	(209,956)	(32,947)
Gain on disposal of investment	—	—	150	24
Impairment loss of investments	(9,021)	(10,800)	(3,541)	(556)
Exchange (loss) gain	(7,663)	25,725	46,226	7,254

Income before income tax and share of income in equity method investment	348,267	548,851	(154,004)	(24,167)
Income tax expense	(71,144)	(127,787)	(55,259)	(8,671)
Share of income in equity method investment	4,768	5,470	3,300	518

Net Income (loss)	281,891	426,534	(205,963)	(32,320)

Net loss (income) attributable to non-controlling interests	187	(796)	(1,505)	(236)
Net (income) loss attributable to redeemable non-controlling interests	(781)	254	(12,362)	(1,940)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	281,297	425,992	(219,830)	(34,496)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	1.62	2.27	(1.02)	(0.16)
Diluted	1.57	2.23	(1.02)	(0.16)

Net income (loss) per American depositary shares ("ADS") attributable to ordinary shareholders of Baozun Inc.:
Basic	4.85	6.82	(3.05)	(0.48)
Diluted	4.72	6.69	(3.05)	(0.48)

Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	173,937,013	187,322,781	216,370,290	216,370,290
Diluted	178,932,010	190,988,171	216,370,290	216,370,290

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Net income (loss)	281,891	426,534	(205,963)	(32,320)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(842)	(77,136)	(53,847)	(8,450)

Comprehensive income (loss)	281,049	349,398	(259,810)	(40,770)

Total comprehensive (income) loss attributable to non-controlling interests	187	(796)	(1,505)	(236)
Total comprehensive (income) loss attributable to redeemable non-controlling interests	(781)	254	(12,362)	(1,940)

Total comprehensive income (loss) attributable to ordinary shareholders of Baozun Inc.	280,455	348,856	(273,677)	(42,946)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated	Total
					Additional		other	Baozun
			Treasury		paid-in	Retained	comprehensive	shareholders’	Non-controlling
	Ordinary shares		shares		capital	Earnings	income	equity	interests	Total equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	172,548,611	106	—	—	1,903,503	244,712	29,222	2,177,543	17,473	2,195,016

Net income	—	—	—	—	—	281,297	—	281,297	594	281,891
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(781)	(781)
Contribution from non-controlling interests	—	—	—	—	—	—	—	—	4,500	4,500
Issuance of ordinary shares under ADS lending arrangement	12,692,328	9	—	—	—	—	—	9	—	9
ADS lending arrangement in connection with issuance of convertible senior notes	—	—	—	—	33,836	—	—	33,836	—	33,836
Share-based compensation	—	—	—	—	75,183	—	—	75,183	—	75,183
Exercise of share options and vesting of RSUs	2,978,728	—	—	—	1,705	—	—	1,705	—	1,705
Foreign currency translation adjustment	—	—	—	—	—	—	(842)	(842)	—	(842)
Balance as of December 31, 2019	188,219,667	115	—	—	2,014,227	526,009	28,380	2,568,731	21,786	2,590,517

Net income	—	—	—	—	—	425,992	—	425,992	542	426,534
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	254	254
Issuance of ordinary shares upon Hong Kong public offering	43,833,700	30	—	—	3,084,534	—	—	3,084,564	—	3,084,564
Share-based compensation	—	—	—	—	108,440	—	—	108,440	—	108,440
Exercise of share options and vesting of RSUs	1,752,486	—	—	—	430	—	—	430	—	430
Foreign currency translation adjustment	—	—	—	—	—	—	(77,136)	(77,136)	—	(77,136)
Balance as of December 31, 2020	233,805,853	145	—	—	5,207,631	952,001	(48,756)	6,111,021	22,582	6,133,603

Net loss	—	—	—	—	—	(219,830)	—	(219,830)	13,867	(205,963)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(12,362)	(12,362)
Share repurchases	—	—	27,191,731	(1,060,353)	—	—	—	(1,060,353)	—	(1,060,353)
Cancellation of shares repurchased	(19,042,105)	(12)	(19,042,105)	674,411	(367,353)	(307,046)	—	—	—	—
Share-based compensation	—	—	—	—	196,547	—	—	196,547	—	196,547
Exercise of share options and vesting of RSUs	2,180,370	—	—	—	52	—	—	52	—	52
Foreign currency translation adjustment	—	—	—	—	—	—	(53,847)	(53,847)	—	(53,847)
Tax effect relating to the investment from Cainiao (Note 15)	—	—	—	—	(82,094)	—	—	(82,094)	—	(82,094)
Acquisition of non-controlling interest	—	—	—	—	4,863	—	—	4,863	(16,361)	(11,498)
Non-controlling interest acquired from business combinations	—	—	—	—	—	—	—	—	155,584	155,584
Balance as of December 31, 2021	216,944,118	133	8,149,626	(385,942)	4,959,646	425,125	(102,603)	4,896,359	163,310	5,059,669

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income (loss)	281,891	426,534	(205,963)	(32,320)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for allowance for credit losses	9,037	2,715	105,825	16,606
Inventory write-down	76,169	108,461	89,516	14,047
Share-based compensation	75,183	108,440	196,547	30,843
Depreciation and amortization	120,096	151,724	206,936	32,473
Amortization of issuance cost of convertible senior notes	16,563	25,229	23,673	3,715
Deferred income tax	(16,786)	(563)	(63,655)	(9,989)
Loss on disposal of property and equipment	3,489	5,515	8,314	1,305
Gain on disposal of equity investees	—	—	(150)	(24)
Share of income in equity method investment	(4,768)	(5,470)	(3,300)	(518)
Impairment loss of investments	9,021	10,800	3,541	556
Unrealized loss related to investment securities	—	—	209,956	32,947
Exchange loss (gain)	10,729	3,065	(14,015)	(2,199)
Changes in operating assets and liabilities:
Accounts receivable	(247,806)	(400,112)	(98,601)	(15,473)
Inventories	(320,086)	(237,680)	(137,044)	(21,505)
Advances to suppliers	(39,232)	(70,941)	(243,776)	(38,254)
Prepayments and other current assets	(100,738)	(50,499)	3,120	490
Amounts due from related parties	12,947	(21,612)	(19,249)	(3,021)
Operating lease right-of-use assets	24,456	(84,199)	(570,777)	(89,567)
Other non-current assets	(10,959)	(10,070)	(28,742)	(4,510)
Accounts payable	(24,369)	(450,817)	39,311	6,169
Notes payable	183,923	290,128	28,783	4,517
Income tax payables	19,202	(9,378)	(26,693)	(4,189)
Amounts due to related party	(7,198)	38,201	28,796	4,519
Accrued expenses and other current liabilities	242,521	392,831	(254,576)	(39,949)
Operating lease liabilities	(11,889)	87,712	626,116	98,251
Net cash provided by (used in) operating activities	301,396	310,014	(96,107)	(15,080)

Cash flows from investing activities:
Purchases of property and equipment	(91,266)	(111,054)	(285,586)	(44,815)
Purchases of investment securities	—	—	(324,464)	(50,915)
Purchases of short-term investments	(1,532,028)	(1,977,841)	(954,905)	(149,845)
Maturity of short-term investments	765,969	1,541,453	2,388,364	374,786
Purchase of long-term time deposits	(211,599)	—	—	—
Additions of intangible assets	(61,611)	(47,525)	(67,194)	(10,544)
Investment in equity investees	(16,500)	(21,300)	(163,166)	(25,604)
Net cash received (paid) for business combination	13,584	(100)	(208,429)	(32,707)
Loan to a related party	—	—	(8,800)	(1,381)
Net cash (used in) provided by investing activities	(1,133,451)	(616,367)	375,820	58,975

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon public offering in Hong Kong	—	3,127,305	—	—
Payment for public offering costs	—	(31,666)	(11,075)	(1,738)
Proceeds from short-term borrowings	916,603	235,389	548,462	86,066
Repayment of short-term borrowings	(924,313)	(663,879)	—	—
Repayment of long-term borrowings	(69,415)	—	—	—
Repurchase of ordinary shares	—	—	(1,060,353)	(166,393)
Proceeds from sale of a subsidiary’s equity interest to Cainiao	4,500	—	1,290,847	202,562
Proceeds from exercises of stock options	1,705	430	52	8
Proceeds from issuance of convertible senior notes, net of issuance cost paid	1,847,802	(742)	—	—
Proceeds from ADS lending	9	—	—	—
Acquisition of non-controlling interests of subsidiaries	—	—	(17,980)	(2,821)
Net cash provided by financing activities	1,776,891	2,666,837	749,953	117,684

Net increase in cash, cash equivalents and restricted cash	944,836	2,360,484	1,029,666	161,579

Cash, cash equivalents and restricted cash, beginning of year	582,855	1,526,810	3,731,019	571,804

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(881)	(156,275)	(60,921)	4,112

Cash, cash equivalents and restricted cash, end of year	1,526,810	3,731,019	4,699,764	737,495

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash and cash equivalents	1,144,451	3,579,665	4,606,545	722,867
Restricted cash	382,359	151,354	93,219	14,628
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	1,526,810	3,731,019	4,699,764	737,495

	For the Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Supplemental disclosure of cash flow information:
Cash paid for interest	37,578	38,665	29,819	4,679
Cash paid for income tax	68,728	137,727	145,606	22,849
Supplemental disclosures of non-cash investing and financing activities:
Unpaid convertible senior notes offering costs	742	—	—	—
Unpaid Hong Kong public offering costs	—	11,075	—	—
Purchases of property and equipment included in payables	59	6,456	40,591	6,370
Consideration payable (Note 9)	—	—	220,604	34,618
Subscription receivable from a non-controlling shareholder	—	—	101,686	15,957

In October 2019, the Group obtained control over an equity method investee by entering into a redemption feature agreement with the other equity interest owner, which allows the other owner to sell its equity interest to the Group under certain conditions at a fixed price (Note 10).

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

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

As of December 31, 2021, the Company’s major subsidiaries and VIE are as follows:

	Date of	Place of	Legal
	incorporation	incorporation	ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-03	PRC	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC	100%
Baozun Hongkong Limited	11-Sep-13	HK	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC	100%
Baozun Hongkong Investment Limited	21-July-15	HK	100%
Baotong Inc.	19-Jun-19	Cayman	70%
Baotong Hong Kong Holding Limited	5-May-16	HK	70%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC	70%

VIE:
Shanghai Zunyi Business Consulting Ltd.	31-Dec-10	PRC	N/A

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

A consolidated subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors; or govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its interests in an entity to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2)receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

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

The agreements that provide the Company effective control over the VIE include:

(i)Proxy Agreement, under which each shareholder of Shanghai Zunyi has executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. Exclusive Call Option Agreement, under which the shareholders of Shanghai Zunyi granted Shanghai Baozun or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in Shanghai Zunyi when and to the extent permitted by PRC law. Shanghai Baozun or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Baozun’s written consent, the shareholders of Shanghai Zunyi shall not transfer,
(ii)donate, pledge, or otherwise dispose any equity interests of Shanghai Zunyi in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Baozun, but not by Shanghai Zunyi or its shareholders.

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

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group’s consolidated financial statement after the elimination of intercompany balances and transactions:

	As of
	December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalent	2,271	13,946
Accounts receivable, net	357,977	262,556
Inventories	44	3,033
Advance to suppliers	5,690	966
Amounts due from related parties	237	420
Prepayments and other current assets	756	4,442
Property and equipment, net	2,665	1,797
Intangible assets	5,089	13,084
Total assets	374,729	300,244
Accounts payable	4,770	19,331
Income tax payables	13,246	497
Accrued expenses and other current liabilities	33,792	49,259
Total liabilities	51,808	69,087

	For Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenues(1)	626,912	869,580	809,547
Net income(2)	65,279	87,897	47,090
Net cash provided by operating activities(3)	356	14,050	(7,440)
Net cash used in investing activities	(240)	(15,997)	(10,246)

（1）	Included inter-company service revenue generated from other consolidated subsidiaries of RMB30,258, RMB20,590 and RMB61,333 for the year ended December 31, 2019, 2020 and 2021, respectively

（2）	Included inter-company service fees charged by other consolidated subsidiaries of RMB503,742, RMB558,948 and RMB599,693 for the year ended December 31, 2019, 2020 and 2021, respectively

（3）	Included inter-company operating cash outflow of RMB652,675, RMB735,580 and RMB757,749 for the years ended December 31, 2019, 2020 and 2021, respectively.

The VIE contributed 8.61%, 9.82% and 8.62% of the consolidated net revenues for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the VIE accounted for 3.58% and 2.44% of the consolidated total assets, and 1.20% and 1.18% of the consolidated total liabilities, respectively.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for inventory write-down, allowance for credit loss, assumptions used in purchase price allocation arising from business combination and impairment of goodwill.

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

The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term time deposits and long-term bank borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market. The fair value of the convertible senior notes is determined based on the bid price provided by the financial institution selling the Company's convertible senior notes. The fair value of convertible senior notes with the carrying amount of RMB1,740,004 is estimated to be approximately RMB1,340,636 as of December 31, 2021.

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carrying amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2019, 2020 and 2021, impairment of nil, nil and RMB3,541 was recorded for the equity method investments, respectively.

For equity investments over which the Group has no significant influence and that do not have readily determinable fair values, the Group elected to measure them at cost minus impairment, if any, and plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Certain of such equity investments were measured at fair value due to the recognition of impairment losses. During the years ended December 31, 2019, 2020 and 2021, impairment of RMB9,021, RMB10,800 and nil was recorded for the equity securities without readily determinable fair value, respectively.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenue for the years ended December 31, 2019, 2020 and 2021:

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
A	879,220	1,275,875	989,904

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
A	533,687	476,851

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2019, 2020 and 2021:

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
B	1,775,444	1,813,669	1,487,017

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits. As of December 31, 2020 and 2021, all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB2,897,766 and RMB2,990,756 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2020 and 2021, respectively.

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

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity and consolidated statements of comprehensive income.

(g) Convenience translation

The Group's business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and consolidated statements of operations, comprehensive loss and cash flows from RMB into USD as of and for the year ended December 31, 2021 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB6.3726 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 30, 2021, or at any other rate.

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

(k) Accounts receivable, net

Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. On January 1, 2020, the Group adopted Accounting Standards Update No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Group has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The cumulative effect from the adoption as of January 1, 2020 was immaterial to the consolidated financial statements.

(l) Inventories

Inventories consisting of products available for sale, are valued at the lower of cost or market. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

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

Equity investments with readily determinable fair value and over which the Group does not have significant influence are initially and subsequently recorded at fair value, with changes in fair value reported in earnings.

Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes.

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

(o) Intangible assets, net

Intangible assets and the related useful lives are as follows:

Item	Useful years
Internally developed software	3 years
Trademark	10 years
Supplier relationship	10 years
Customer relationship	From 2 years to 10 years
Brand	5 years
Franchising	8 years
Technology	From 3 years to 5 years

Intangible assets are recorded at the cost to acquire these assets less accumulated amortization. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives.

For internally developed software, the Group expenses all internal-use software costs incurred in the preliminary project stage and capitalized direct costs associated with the development of internal-use software. The internally developed software consisted mainly of order management, customer management and retailing solution systems.

Trademark, supplier relationship, customer relationship, brand, franchising and technology are acquired from the Group’s business combinations.

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

No impairment was recognized for each of the three years ended December 31, 2019, 2020 and 2021.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the years ended December 31, 2019, 2020 and 2021.

(r) Revenue

The Group provides brand e-commerce solutions to its brand partners. And its revenues are derived principally from product sales and provision of services.

Product Sales

The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to customers under the distribution model. Under this model, the Group identifies one performance obligation which is to sell goods directly to the customers through online stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; (iii) the Group has discretion in establishing price.

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

Services

The Group acts as a service provider, under the consignment or service fee model, to facilitate its brand partners’ online sales of their branded products with the performance obligations to provide a variety of e-commerce services, which may include any combination of IT solutions, online store operation, digital marketing, customer service and warehousing and fulfillment services. Each type of the services provided is considered as one performance obligation as they are distinct from other services. Most of the Group’s service contracts include multiple performance obligations. The Group charges its brand partners a combination of fixed fees and/or variable fees based on the value of merchandise sold, number of orders fulfilled or other variable factors. The transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines the stand-alone selling price based on the prices charged to comparable customers or expected cost plus margin.

Revenue generated from IT solutions such as one-time online store design and setup services is recognized when the services are rendered while revenue generated from other types of services are recognized over the service term. The Group applies the practical expedient to recognize revenue from the services, except for one-time online store design and setup services, in the amount which the Group has a right to invoice on a monthly basis with a credit period of one month to four months.

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

(u) Fulfillment

Fulfillment costs represent shipping and handling expenses, payment processing and related transaction costs, packaging material costs and costs incurred in outbound shipping, and operating and staffing the Group’s fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment.

(v) Sales and marketing

Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB869,977, RMB1,142,347 and RMB 1,359,991 for the years ended December 31, 2019, 2020 and 2021, respectively.

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content costs, as well as costs associated with computers, storage and telecommunication infrastructure for internal use.

(x) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees and other corporate overhead costs.

(y) Other operating income (expense), net

Other operating income mainly consists of government subsidies.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB25,761, RMB40,089 and RMB 41,256 were included in other operating income (expenses), net for the years ended December 31, 2019, 2020 and 2021, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

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

Employees’ share-based awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at grant date if no vesting conditions are required; or (b) over the requisite service period, net of estimated forfeitures.

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

(ab) Operating leases as lessee

Under the lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheets at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

The Company elected the practical expedient not to separate lease and non-lease components of contracts and the short-term lease exemption for all contracts with lease terms of 12 months or less.

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines its land use right agreement contains an operating lease Land use right is carried at cost less accumulated amortization and impairment losses.

Amortization has been provided on a straight-line basis over 44 years, the life of the land use right. The amortization expenses of the land use right were RMB1,026 for each of the three years ended December 31, 2021. As of December 31, 2021, the land use right has a remaining useful life of 40 years.

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

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of stock options and vest of restricted share units (using the treasury stock method).

The loaned shares under the ADS lending agreement are excluded from both the basic and diluted earnings per share calculation unless default of the ADS lending arrangement occurs, which the Group considers improbable.

(ae) Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) represents interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the “redeemable non-controlling interest” section of the consolidated balance sheet, outside of shareholders’ equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. Changes in the RNCI amount are recognized immediately as they occur.

(af) Business combinations

U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgments. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

(ag)Treasury Stock

Treasury shares represent ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When the treasury stock is retired, an excess of repurchase price over par is allocated between additional paid-in capital and retained earnings.

(ah) Recently issued accounting pronouncements

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

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity’s financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application of the amendments is permitted. The Company does not expect this ASU would have a material impact on the consolidated financial statements.

3. Revenue

For the years ended December 31, 2019, 2020 and 2021, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Product sales	3,422,151	3,906,611	3,873,589

Service
- online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	3,817,450	4,927,875	5,479,799
- one-time online store design and setup services which revenues are recognized at point of time	38,591	17,077	42,868

Total revenue	7,278,192	8,851,563	9,396,256

Contract Liability

The movement of the advances from customers for the years ended December 31, 2020 and 2021 were as follows:

Advances from
Customers
Opening Balance as of January 1, 2020	24,748
Net increase	40,516
Ending Balance as of December 31, 2020	65,264
Net decrease	(1,587)
Ending Balance as of December 31, 2021	63,677

Revenues amounted to RMB24,748 and RMB 65,264 were recognized in the years ended December 31, 2020 and 2021 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable	2,201,926	2,379,642
Allowance for credit losses:
Balance at beginning of the year	(10,726)	(12,949)
Additions	(2,715)	(105,825)
Write-offs	492	50

Balance at end of the year	(12,949)	(118,724)

Accounts receivable, net	2,188,977	2,260,918

In September 2021, the Group filed an arbitration against one of its distributors due to its default on payment and provided allowance of RMB93.3 million of accounts receivable for the year ended December 31, 2021.

5. Inventories

Inventories consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Products	1,125,407	1,180,768
Packing materials and others	140	80

Inventories	1,125,547	1,180,848
Inventory write-down:
Balance at beginning of the year	(76,631)	(99,509)
Additions	(108,461)	(89,516)
Write-offs	85,583	81,744

Balance at end of the year	(99,509)	(107,281)

Inventories, net	1,026,038	1,073,567

Inventories write-downs of RMB76,169, RMB108,461 and RMB 89,516 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, respectively.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Rebate receivable from suppliers	319,521	288,150
Prepaid expenses	66,783	108,673
Interest receivables	11,825	604
Deposits (1)	25,330	50,121
Employee advances (2)	4,650	7,707
Subscription receivable from Cainiao (3)	—	101,686
Others	10,103	15,833

Prepayment and other current assets	438,212	572,774
(1)	Deposits represent rental deposits and deposits paid to third-party platforms.
(2)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.
(3)	The balance represents the subscription receivable from Cainiao which was subsequently received in March 2022.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Electronic devices	175,633	229,328
Vehicle	2,839	7,323
Furniture and office equipment	79,644	139,886
Leasehold improvement	237,610	444,044
Machinery	25,637	50,355
Buildings	201,129	201,129

Total	722,492	1,072,065

Accumulated depreciation and amortization	(292,403)	(419,179)

Property and equipment, net	430,089	652,886

Depreciation and amortization expenses were RMB75,775,RMB98,046 and RMB 135,497 for the years ended December 31, 2019, 2020 and 2021, respectively.

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Internally developed software	281,346	348,951
Trademark	1,074	1,074
Supplier relationship	15,620	15,620
Customer relationship	—	146,701
Brand	—	12,100
Franchising	—	69,608
Technology	—	23,237
Accumulated amortization	(151,667)	(222,081)

Intangible assets, net	146,373	395,210

Amortization expenses for intangible assets were RMB43,295, RMB52,652 and RMB70,414 for the years ended December 31, 2019, 2020 and 2021, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB103,947, RMB87,833, RMB75,320, RMB28,826 and RMB25,714, respectively.

9.Business acquisition

(a) Acquisition of Full Jet Limited (“Full Jet”)

Full Jet is a strategic and brand-focused industry expert that specializes in developing go-to-market strategies for high-end and luxury brands entering the Chinese market. In March 2021, the Group acquired 100% equity interest of Full Jet for a total consideration of RMB90,988, comprising cash consideration and contingent consideration subject to Full Jet’s future operating results. Contingent consideration is initially and subsequently measured with changes in fair value reflected in profit and loss, which is recorded in other current or non-current liabilities in the consolidated balance sheets.

The purchase price as of the date of acquisition is comprised of:

Amounts
RMB’000
Cash consideration	61,267
Contingent consideration at fair value	29,721
Total	90,988

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Net assets acquired	11,872
Intangible assets	—
- Brand	12,100
- Customer relationships	6,000
Goodwill	65,541
Deferred tax liabilities	(4,525)
Total	90,988

(b) Suzhou Baoleantone International Logistics Co., Ltd (“BolTone”)

In May 2021, the Group acquired 51% equity interest in BolTone, a warehouse and supply chain service provider in Mainland China, with a total consideration of RMB121,391, comprising cash consideration and contingent consideration subject to BolTone’s future operating results. Contingent consideration is initially and subsequently measured at fair value with changes in fair value reflected in profit and loss, which is recorded in other current or non-current liabilities in the consolidated balance sheets.

The purchase price as of the date of acquisition is comprised of:

Amounts
RMB’000
Cash	64,260
Contingent consideration	57,131
Total	121,391

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities and noncontrolling interest as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Net assets acquired	95,729
Intangible assets	—
- Technology	5,000
- Customer relationship	64,200
Goodwill	75,761
Deferred tax liabilities	(17,300)
Non-controlling interests	(101,999)
Total	121,391

Net assets acquired primarily consisted of cash of RMB91,399, accounts receivable of RMB48,019 and other current liabilities of RMB57,030 as of the date of acquisition.

(c) Bao Best IOT Technology (Suzhou) Co., Ltd. (“BaoBest”)

In June and July 2021, the Group acquired several supply chain businesses in Mainland China for a total cash consideration of RMB90,285, of which RMB27,174 is to be paid in the following year.

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities and noncontrolling interest as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Net assets acquried	23,459
Intangible assets
- Franchise	69,608
Goodwill	47,607
Deferred tax liabilities	(17,402)
Non-controlling interests	(32,987)
Total	90,285

(d) Acquisition of Shanghai Morefun Information Technology Co., Ltd. (''Morefun")

Morefun is a technology-oriented digital marketing solution provider in China e-commerce industry. In August 2021, the Group acquired 51% equity interest of Morefun for a total consideration of RMB 45,900, comprising cash consideration and contingent consideration subject to Morefun’s future operating results. Contingent consideration is initially and subsequently measured at fair value with changes in fair value reflected in profit and loss, which is recorded in other current liabilities in the consolidated balance sheets.

The purchase price as of the date of acquisition is comprised of:

Amounts
RMB’000
Cash	40,000
Contingent consideration at fair value	5,900
Total	45,900

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Net assets acquired	3,367
Intangible assets
- Customer relationship	21,200
- Technology	3,300
Goodwill	59,090
Deferred tax liabilities	(3,675)
Non-controlling interests	(20,598)
Redeemable non-controlling interest	(16,784)
Total	45,900

(e) Acquisition of Shanghai Yi Shang Network Information Co., Limited (''eFashion")

eFashion is a leading e-commerce solutions provider for fashion brands, focused on bringing international fashion brands to China. In September 2021, the Group acquired 100% equity interest of eFashion for a total cash consideration of RMB221,026, of which RMB96,089 will be paid by instalment in the following three years.

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Net assets acquired	28,986
Intangible assets
- Customer relationship	55,300
- Technology	11,200
Goodwill	135,515
Deferred tax liabilities	(9,975)
Total	221,026

Net assets acquired primarily consisted of cash and cash equivalents of RMB44,279, accounts receivable of RMB24,656 and accrued expenses and other current liabilities of RMB43,532 as of the date of acquisition.

The transaction costs related to the above acquisitions were immaterial. The financial results of the acquired businesses, which are not material, have been included in the Company's consolidated financial statements for the period subsequent to their acquisitions. Pro forma information is not presented for the acquisitions as the impact to the consolidated financial statements is not material.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don't qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes.

10. Investments in equity investees

(a)Investments in equity method investees

	As of December 31,
	2020	2021
	RMB	RMB
Beijing Pengtai Baozun E-commerce Co., Ltd. (1)	28,894	37,040
Hangzhou Juxi Technology Co., Ltd. (2)	14,432	14,491
Hangzhou Dajing Guangtong Network Technology Co., Ltd. (3)	—	12,756
Others	10,016	37,305
	53,342	101,592
(1)	In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB6,975, RMB7,363 and RMB8,145 was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.
(2)	In June 2019, the Group entered into an agreement with Hangzhou Juxi Technology Co., Ltd. ("Juxi") to acquire 10% equity interest with a total consideration of RMB15,000. As the Group has significant influence over Juxi, it is accounted for under the equity method of accounting. Share of loss of RMB595 and income of RMB26 and RMB60 in equity method investment was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.
(3)	In May 2021, the Group entered into an agreement with Hangzhou Dajing Guangtong Network Technology Co., Ltd. ("Dajing") to acquire 30% equity interest with a total consideration of RMB13,500. As the Group has significant influence over Dajing, it is accounted for under the equity method of accounting. Share of loss in equity method investment of RMB743 was recognized for the ended December 31, 2021.

(b)Investments in equity securities measured at fair value

In January 2021, Baozun entered into a series of agreements with iClick, an independent online marketing and enterprise data solutions provider in China, Baozun subscribed for 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of iClick at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of iClick, Baozun purchased 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick based on ordinary shares of iClick outstanding as of January 25, 2021. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value. An unrealized investment loss of RMB209,956 was recognized for the year ended December 31, 2021.

(c)Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were nil and RMB118,716 for the years ended December 31, 2020 and 2021, respectively. The carrying amount of the investments as of December 31, 2021 comprises the following:

As of
December 31, 2021
RMB
Fosun Fashion Group (Cayman) Limited (“Fosun”) (1)	76,716
Hunan Leier Media Co., Ltd. (“Leier”) (2)	42,000
118,716

(1)	In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun, a private company, which represents 1.57% total voting equity, at an aggregate subscription price of RMB76,716. Since the investment is not in-substance common stock, the investment is recorded as equity securities without determinable fair value.
(2)	In April 2021, the Group acquired 30% equity interest of Leier, a private company, with a total consideration of RMB42,000. Since the investment is not in-substance common stock, it is accounted for as investments in equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB9,021, RMB10,800, and RMB3,541 for the years ended December 31, 2019, 2020 and 2021, respectively.

11. Short-term and long-term loan

The short-term and long-term loans as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Short- term loan
Short-term bank borrowings	—	548,461
Convertible senior notes	—	1,740,004

Long-term loan
Convertible senior notes	1,762,847	—

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB1,612,800 and RMB2,012,800 for the year ended December 31, 2020 and 2021, respectively, which can only be used to maintain daily operation.

As of December 31, 2020, the Group had short-term bank borrowings of nil. Credit facilities in the amounts of RMB20,700 and RMB357,766 were used to issue the letters of guarantee with an aggregate amount of RMB26,000 and notes payable with an aggregate amount of RMB500,820, respectively. As such, RMB1,234,334 of the credit facilities was available for future borrowing at the end of 2020. The credit facilities expired during the period from January to October 2021.

As of December 31, 2021, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB548,461. Credit facilities in the amounts of RMB27,450 and RMB445,199 were used to issue the letters of guarantee with an aggregate amount of RMB33,000 and notes payable with an aggregate amount of RMB529,603, respectively. As such, RMB991,689 of the credit facilities was available for future borrowing at the end of 2021. The credit facilities expired during the period from January to December 2022.

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

Therefore, the Company accounted for the Notes as a single instrument under long-term loan. Issuance costs related to the Notes were recorded in consolidated balance sheet as a direct deduction from the principal amount of the Notes, and are amortized over the period from April 10, 2019, the date of issuance, to May 1, 2022 the first put date of the Notes, using the effective interest method.

In 2019, the proceeds received by the Company from issuance of Notes, net of issuance cost of RMB41,530 (equivalently US$6 million), was RMB1,847,060 (equivalently US$269 million).

As of December 31, 2021, the Notes was reclassified from long-term loan to short-term loan as the Company expects to repurchase the Notes in 2022.

ADS Lending Arrangement

Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 4,230,776 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0003 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements is to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes. As of December 31, 2021, the outstanding number of Loaned ADSs was 4,230,776.

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

Although legally issued, the Loaned ADSs are not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2021, it is considered improbable that the ADS Borrower or the counterparty to the ADS lending arrangement will default.

Interest expenses related to the Notes were RMB 39,380, RMB56,084 and RMB 53,123 for the year ended December 31, 2019, 2020 and 2021, respectively.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Logistics expenses accruals	402,024	365,686
Advances from customers	65,264	63,677
Outsourced labor cost payable	123,528	107,524
Salary and welfare payable	230,709	128,064
Professional fee accruals	8,460	16,116
Marketing expenses accruals	101,498	94,605
Other tax payable	26,452	25,783
Sales return accrual	4,189	3,973
Consideration payable	—	97,118
Hong Kong public offering issuance cost accruals	11,075	—
Others	17,981	81,973

Accrued expenses and other current liabilities	991,180	984,519

13. Income tax

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate for the first HK $2 million of profits is 8.25%, while profits above that amount is subject to the tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. The VIE obtained the certificate of HNTE in 2017 and renewed the certificate in 2020, therefore, it is eligible for a preferential tax rate of 15% since 2017 with a valid term of three years from the year of entitlement or renewal. Other six subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax	87,930	128,350	118,914
Deferred tax	(16,786)	(563)	(63,655)

Income tax expense	71,144	127,787	55,259

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible share-based compensation	5.40%	4.94%	(31.91)%
Effect of tax rates in different tax jurisdiction	(0.77)%	1.08%	(37.48)%
Effect of preferential tax rate	(1.29)%	(1.48)%	4.22%
Research and development super deduction	(12.22)%	(6.41)%	11.45%
HK tax-free interest income	—%	(0.24)%	2.77%
Effect of equity transaction	—	—	(7.92)%
Others	1.37%	(0.18)%	3.00%
Changes in valuation allowance	2.94%	0.57%	0.99%

Effective income tax rate	20.43%	23.28%	(35.88)%

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	5,066	8,798	7,142
Income per share effect-basic	0.03	0.05	0.03
Income per share effect-diluted	0.03	0.05	0.03

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Accrued expenses	9,357	38,062
Inventory write-down	24,585	25,892
Impairment of equity investments	4,063	4,948
Salary and welfare payable	2,137	2,669
Allowance for credit losses	3,187	21,337
Net operating loss carry forward	31,006	39,461

Less: valuation allowance	(19,686)	(18,169)

Deferred tax assets, net	54,649	114,200

Deferred tax liabilities:
Identifiable intangible assets	(2,538)	(51,525)

Deferred tax liabilities	(2,538)	(51,525)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2020 and 2021, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB168,961 and RMB183,507 as of December 31, 2020 and 2021, respectively, for the Group’s certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2020	2021
	RMB	RMB
Balance as of January 1	16,547	19,686
Additions	3,139	3,236
Reversals	—	(4,753)
Balance as of December 31,	19,686	18,169

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

As of December 31, 2020 and 2021, retained earnings of Company’s subsidiaries and VIE located in PRC were RMB1,254,228 and RMB1,462,328, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

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

14. Operating lease liabilities

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

	Year ended December 31,
Lease Term and Discount Rate	2020		2021
Weighted-average remaining lease term:	.
- Operating leases	3.66	years	5.88	years
Weighted-average discount rate
- Operating leases	6.72%		6.63%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Fiscal Year	Operating lease
RMB
2022	341,511
2023	261,740
2024	210,048
2025	170,063
2026	110,084
Thereafter	313,382
Total lease commitment	1,406,828

Less: Imputed interest	(245,157)

Total operating lease liabilities	1,161,671
Less: current operating lease liabilities	(278,176)

Long-term operating lease liabilities	883,495

As of December 31, 2021, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB 13,086.

Supplemental cash flow information related to leases for the year ended December 31, 2020 and 2021 is as follows:

	For Year Ended December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:

Operating cash flows from operating leases	184,363	261,435
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	244,684	863,076

During the three years ended December 31, 2019, 2020 and 2021, the Group incurred operating lease expenses of RMB172,727, RMB187,881 and RMB319,649 (excluding RMB47,315 for short-term leases not capitalized as right-of-use assets), respectively.

15. Redeemable non-controlling interests

In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly (Note 9). Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun’s 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the noncontrolling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group's consolidated balance sheets. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently.

In October 2021, Cainiao acquired 30% equity interest of Baotong Inc., one of the Group’s subsidiary, with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million. Pursuant to the shareholder agreement, if certain triggering events occur, Cainiao has the right to require Baozun to redeem its shares, at a price equal to the initial investment plus an internal rate of return of 6% per annum. As the redemption of the non-controlling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group's consolidated balance sheets. In addition, for a period of six months (or such longer period as Baozun and Cainiao may agree) starting from July 29, 2023, Cainiao has the call option to acquire additional shares, so that it will own in an aggregate of 60% equity interest of Baotong, according to terms and conditions set forth under the shareholders agreement.

The following tables provides details of the redeemable noncontrolling interest activity for the years ended December 31, 2021:

For the year ended
December 31,
2021
RMB
Balance as of January 1	9,000
Issuance of redeemable non-controlling interest	1,392,534
Acquisition of redeemable non-controlling interest	(9,000)
Redeemable non-controlling interest arising from business acquisition	16,784
Net income attributable to redeemable non-controlling interest	12,362
Balance as of December 31	1,421,680

16. Ordinary Shares and Treasury Stock

On May 18, and November 30, 2021, the Company announced share repurchase plan with an aggregated amount of US$175 million over the next 12 months. For the year ended December 31, 2021, the Company repurchased 27,191,731 shares with a total amount of US$164.9 million from its shareholders, of which 19,042,105 shares with a total purchase price of US$105 million, were subsequently retired.

For the years ended December 31, 2019, 2020 and 2021, 2,978,728, 1,752,486 and 2,180,370 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

17. Net income per share

Basic and diluted net income per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income (loss)	281,891	426,534	(205,963)
Net loss (income) attributable to non-controlling interests	187	(796)	(1,505)
Net (income) loss attributable to redeemable non-controlling interests	(781)	254	(12,362)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	281,297	425,992	(219,830)

Net income per share attributable to ordinary shareholders of Baozun Inc.
Basic	1.62	2.27	(1.02)
Diluted	1.57	2.23	(1.02)

Net income per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	4.85	6.82	(3.05)
Diluted	4.72	6.69	(3.05)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	173,937,013	187,322,781	216,370,290
Diluted	178,932,010	190,988,171	216,370,290

During the years ended 2019, 2020 and 2021, the Group had 465,000, 330,000 and 527,416 outstanding restricted share units respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect would have been anti-dilutive.

12,692,328 ordinary shares issued to ADS Borrowers are not considered as outstanding and which were excluded from the computation of basic and diluted earnings per share. See details in Note 11.

18. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)(1)	Parent company of Alibaba, one of the Group’s ordinary shareholders

Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

Shanghai Baozun-CJ E-commerce Co., Ltd. ("BCJ")(2)	Equity method investee of the Group, consolidated by the Group in October 2019

Beijing Pengtai Baozun E-commerce Co., Ltd. ("Pengtai")	Equity method investee of the Group

Shanghai Misako E-commerce Limited ("Misako")	Equity method investee of the Group

Hangzhou Juxi Technology Co., Ltd. ("Juxi")	Equity method investee of the Group

Jiangsu Shanggao Supply Chain Co., Ltd ("Shanggao")	Equity method investee of the Group

Signify Lighting Technology (Shanghai) Co., Ltd. ("Signify")	Equity method investee of the Group

Shanghai Kewei E-commerce Co., Ltd. ("Kewei")	Equity method investee of the Group

Hangzhou Baichen Technology Co., Ltd. ("Baichen")	Equity method investee of the Group

Zunrui (Nantong) E-commerce Co., Ltd. ("Zunrui")	Equity method investee of the Group and consolidated by the Group in June 2021

Hunan Leier Media Co., Ltd. ("Leier")	Equity investee of the Group

Hangzhou Dajing Guangtong Network Technology Co., Ltd. ("Dajing")	Equity method investee of the Group

Haoyu (Zhuhai Hengqin) Venture Capital Limited Liability Partnership ("Haoyu")	Equity method investee of the Group

Laifeng Brand Management (Shanghai) Co., Ltd. ("Laifeng")	Equity method investee of the Group

Jiangsu Creaway Supply Chain Management Co., Ltd. ("Creaway Group")	Non-controlling shareholder of BolTone, one subsidiary of the Group
(1)	AJ (Hangzhou) Network Technology Company Limited ("AJ") is a subsidiary of Alibaba Group, thus its transactions and balances with the Group are included in the transactions and balances with Alibaba as presented below.
(2)	The Group obtained the controlling interest in BCJ and consolidated the investee in October 2019.

(a)    The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue derived from:
Warehousing service revenue generated from Alibaba Group	21,539	1,295	33
Store operation service revenue generated from Ahead	4	—	—
Store operation service revenue generated from Alibaba Group	29	21,418	12,313
Logistic service revenue from BCJ	2,700	—	—
IT service revenue generated from Pengtai	4,053	4,296	2,062
Store operation service revenue generated from Signify	—	20,735	6,160
Warehousing service revenue generated from Signify	—	8,078	2,787
IT service revenue generated from Signify	—	429	12
Store operation service revenue generated from Kewei	—	3,702	1,565
Store operation service revenue generated from Misako	1,239	—	—
Logistic service revenues collected by Creaway Group	—	—	68,556
Logistic service revenues generated from Creaway Group	—	—	2,333

Service fees:
Marketing and platform service fees paid to Alibaba Group	655,614	671,468	752,833
Logistic service fees paid to Alibaba Group	92,887	88,962	72,459
Commission fee paid to Ahead	298	—
Commission fee paid to Alibaba Group	245	625	283
Outsourcing labor cost paid to Juxi	7,326	17,996	15,167
Marketing and platform service fees paid to Kewei	—	2,141	26,986
Logistic service fees paid to Shanggao	—	5,810	330
Marketing and platform service fees paid to Baichen	—	3,849	6,230
Outsourcing labor cost paid to Zunrui	—	3,976	10,273
Marketing and platform service fees paid to Leier	—	—	466
Marketing and platform service fees paid to Dajing	—	—	665
Logistic service expenses advanced by Creaway Group	—	—	57,904
Logistic service expenses paid to Creaway Group	—	—	2,244

The Group made advance payment of RMB8,800 to Kewei to support its daily operation and will offset with the payment for the service provided by Kewei.

(b)     The Group had the following balances with its related parties:

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due from Alibaba Group (1)	16,919	24,581
Amounts due from Signify (2)	17,054	4,705
Amounts due from Kewei (3)	3,077	8,800
Amounts due from Zunrui (4)	3,008	—
Amounts due from Pengtai	877	—
Amounts due from Creaway Group	—	30,898
Total amount due from related parties	40,935	68,984

Amounts due to Alibaba Group (1)	36,114	48,767
Amounts due to Juxi (5)	6,215	246
Amounts due to Shanggao	1,824	466
Amounts due to Baichen	844	496
Amounts due to Leier	—	456
Amounts due to Dajing	—	134
Amounts due to Creaway Group	—	23,229
Total amount due to related parties	44,997	73,794

(1)	Amounts due from Alibaba Group consisted of receivables of RMB16,919 and RMB24,581 to be collected from Alibaba Group for deposits paid to Alibaba, store operation services and warehousing services provided by the Group as of December 31, 2020 and 2021, respectively. Amounts due to Alibaba Group consisted of payables of RMB36,114 and RMB48,767 for logistic, marketing and platform services, and commission fees as of December 31, 2020 and 2021, respectively.
(2)	Amounts due from Signify consisted of the receivables for store operation services, warehousing services and IT services provided by the Group.
(3)	Amounts due from Kewei consisted of the receivables for store operation services provided by the Group and the advance payment made by the Group to support its operating.
(4)	Amounts due from Zunrui consisted of the receivables of the outsourcing labor cost prepaid by the Group.
(5)	Amounts due to Juxi consisted of the payables for outsourcing labor cost provided to the Group.

19. Commitments

The Group has no significant commitment except for the leases commitment in Note 14.

20. Share-Based Compensation

Share incentive plan

From 2010 to 2015, the Group granted 24,731,467 share options, in aggregate, under the Share Incentive Plan. As of December 31, 2019, all the options had been vested and the relating share compensation expense had been recognized in the consolidated statements of operations.

No share options were granted during the years ended December 31, 2019, 2020 and 2021.

Share options

A summary of option activities during the year ended December 31, 2021 is presented below:

			Weighted		Weighted
		Weighted	Average	Aggregate	Average
		Average	Remaining	Intrinsic	Grant-Date
	Number of	Exercise	Contractual	Value of	Fair
	Options	Price	Term	Options	Value
		RMB		RMB	USD
Outstanding, as of January 1, 2021	2,004,465	0.5	3.7	148,848	2.17
Forfeited	—
Exercised	(91,756)				2.75
Outstanding, as of December 31, 2021	1,912,709	0.4	2.7	55,641	2.14
Vested and expected to vest as of December 31, 2021	1,912,709	0.4	2.7	55,641	2.14
Exercisable as of December 31, 2021	1,912,709	0.4	2.7	55,641	2.14

The aggregate intrinsic value of options exercised during the year ended December 31, 2021 was RMB7,835.

Restricted share units

Under the 2015 Plan, the Group granted 3,507,087 restricted share units to certain employees and senior management in 2021, which vest immediately or over 1 to 4 years. A summary of the restricted share units activities under the 2015 Plan during the year ended December 31, 2021 is presented below:

	Number of
	restricted share	Weighted-Average
	units	Grant-Date Fair Value
		RMB
Outstanding, as of December 31, 2020	3,334,932	68.40

Granted	3,507,087	68.53
Vested	(2,088,614)	77.03
Forfeited	(440,291)	85.06
Outstanding and unvested, as of December 31, 2021	4,313,114	68.51

The fair value of restricted share units granted was determined based on the fair value of the Company's ordinary shares on the grant date.

As of December 31, 2021, there was RMB178,777 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.62 years.

The Group recorded compensation expenses of RMB75,183, RMB108,440 and RMB196,547 for both share options and restricted share units for the years ended December 31, 2019, 2020 and 2021, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Fulfillment	9,839	8,497	16,845
Sales and marketing	22,209	38,631	89,275
Technology and content	9,817	16,711	38,001
General and administrative	33,318	44,601	52,426

	75,183	108,440	196,547

21. Employee benefit plans

The Group’s PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB207,056, RMB159,607 and RMB 298,108 for the years ended December 31, 2019, 2020 and 2021, respectively, for such benefits.

22. Restricted net assets

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

The appropriation to these reserves by the Group’s PRC entities were RMB35,075, RMB30,401 and RMB 19,456 for the years ended December 31, 2019, 2020 and 2021. The accumulated reserves as of December 31, 2019, 2020 and 2021 were RMB68,283, RMB98,684 and RMB118,140 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. As of December 31, 2021, the aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB2,345,130.

23. Subsequent Event

On March 25, 2022, the Group’s Board of Directors approved to increase the Company's share repurchase authorization by US$80 million in addition to the previously approved US$175 million. The Company may repurchase its outstanding ADSs and/or Class A ordinary shares over the next 12 months starting from March 25, 2022.

By the end of March 2022, the Group repurchased approximately US$166.3 million principal amount of 1.625% Convertible Senior Notes due 2024 (the “Notes”), with Notes in the principal amount of approximately US$108.7 million remaining outstanding after such repurchase. On April 1, 2022 the Group announced a tender offer to repurchase outstanding Notes and the repurchase right expired at 5:00 p.m., New York City time, on Thursday, April 28, 2022. All the outstanding principal amount of the Notes were validly surrendered and not withdrawn for repurchase prior to the expiration of the repurchase right.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
			Note 3
ASSETS
Current assets:
Cash and cash equivalents	145,311	1,894,125	297,230
Prepayments and other current assets	890	106,282	16,678
Amounts due from subsidiaries and VIE	4,446,238	2,189,936	343,649
Total current assets	4,592,439	4,190,343	657,557

Non-current assets:
Investments in subsidiaries and VIE	3,290,146	2,440,880	383,026
Investments in equity investee	—	110,479	17,337
Total non-current assets:	3,290,146	2,551,359	400,363
TOTAL ASSETS	7,882,585	6,741,702	1,057,920

LIABILITIES
Current liabilities:
Short-term loan	—	1,740,004	273,045
Other current liabilities	8,717	11,041	1,733
Contingent liability from RNCI	—
Income tax payable	—	94,298	14,797
Total current liabilities	8,717	1,845,343	289,575

Non-current liabilities:
Long-term loan	1,762,847	—	—
Total non-current liabilities	1,762,847	—	—
TOTAL LIABILITIES	1,771,564	1,845,343	289,575

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 220,505,115 and 195,493,754 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	137	125	20
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	8	8	1
Additional paid-in capital	5,207,631	4,959,646	778,277
Treasury shares	—	(385,942)	(60,563)
Retained earnings	952,001	425,125	66,711
Accumulated other comprehensive income	(48,756)	(102,603)	(16,101)
Total shareholders’ equity	6,111,021	4,896,359	768,345
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,882,585	6,741,702	1,057,920

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 3
Operating expenses:
General and administrative	(6,863)	(10,344)	(18,166)	(2,851)
Other operating income (expenses)	3,207	1,765	(3)	—
Total operating expenses	(3,656)	(8,579)	(18,169)	(2,851)
Loss from operations	(3,656)	(8,579)	(18,169)	(2,851)
Interest income	9,454	1,066	1,667	262
Interest expense	(39,380)	(56,084)	(53,123)	(8,335)
Unrealized investment loss	—	—	(209,956)	(32,947)
Exchange (loss) gain	(129)	(3,905)	20,442	3,206
Income tax expense	—	—	(12,204)	(1,915)
Equity in income of subsidiaries and VIE	315,008	493,494	51,513	8,084
Net income (loss)	281,297	425,992	(219,830)	(34,496)

Foreign currency translation adjustment	(842)	(77,136)	(53,847)	(8,450)
Comprehensive income (loss)	280,455	348,856	(273,677)	(42,946)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				Note 3
Cash flows from operating activities:
Net income	281,297	425,992	(219,830)	(34,496)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Exchange loss (gain)	129	3,905	(20,442)	(3,206)
Amortization of issuance cost of convertible senior notes	16,563	25,229	23,673	3,715
Equity in income of subsidiaries and VIE	(315,008)	(493,494)	(51,513)	(8,084)
Income tax payable			12,204	1,915
Unrealized loss related to investments in equity investee	—	—	209,956	32,947
Changes in other current liabilities	2,562	(3,900)	2,324	365
Net cash used in operating activities	(14,457)	(42,268)	(43,628)	(6,844)

Cash flows from investing activities:
Advances to subsidiaries and VIE	(538,693)	(2,846,452)	2,256,302	354,063
Investments in equity investee	—	—	(324,464)	(50,915)
Investments in subsidiaries	(1,365,803)	—	(195,673)	(30,705)
Net cash (used in) provided by investing activities	(1,904,496)	(2,846,452)	1,736,165	272,443

Cash flows from financing activities:

Proceeds from exercises of share options	1,705	430	52	8
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	3,127,305	—	—
Payments for public offering cost	—	(25,453)	(8,978)	(1,409)
Proceeds from issuance of convertible senior notes, net of issuance cost	1,847,802	(742)	—	—
Repurchase of ordinary shares	—	—	(1,060,353)	(166,393)
Proceeds from sale of subsidiary's equity interest to Cainiao	—	—	994,766	156,100
Proceeds from ADS lending	9	—	—	—
Net cash provided by (used in) financing activities	1,849,516	3,101,540	(74,513)	(11,694)

Net (decrease) increase in cash and cash equivalents	(69,437)	212,820	1,618,024	253,905
Cash and cash equivalents, beginning of year	67,513	26,298	145,311	22,270
Effect of exchange rate changes on cash and cash equivalents	28,222	(93,807)	130,790	21,055
Cash and cash equivalents, end of year	26,298	145,311	1,894,125	297,230

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

Supplemental disclosure of cash flow information:
Cash paid for interest	19,007	29,159	28,617	4,491
Cash paid for income tax	—	—	—	—
Supplemental disclosures of non-cash investing and financing activities:
Unpaid convertible senior notes offering costs	742	—	—	—
Subscription receivable	—	—	101,686	15,957
Unpaid Hong Kong public offering costs	—	8,978	—	—

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3)	Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.
4)	As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.