Form 20-F
period 2022-12-31
Baozun Inc.
filed 2023-04-25
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 176,401,611 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of 163,100,873 Class A ordinary shares and 13,300,738 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to fi le reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☐ No

Auditor Name	Auditor Location	Auditor Firm ID
Deloitte Touche Tohmatsu Certified Public Accountants LLP	Shanghai, China	1113

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;
●	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands exempted company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity and its subsidiaries;
●	“brand e-commerce” are to business-to-consumer (B2C) e-commerce conducted through official brand stores, official marketplace stores, or official stores on other channels;
●	“brand partners” are to companies for which we provide services including but not limited to online store operations (such as operating or having entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names), digital marketing, IT solutions, warehousing and fulfillment;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;
●	“Distribution GMV” are to the GMV under the distribution business model;
●	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;
●	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Non-distribution GMV” are to the GMV under the service fee business model and the consignment business model;
●	“O2O” are to online-to-offline and offline-to-online commerce;
●	“official brand stores” are to brands’ official online stores;
●	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“US$”, “U.S. dollars” or “dollars” are to the legal currency of the United States; and

●	“VIE” are to variable interest entity, and “our VIE” are to Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, our PRC consolidated VIE.

Solely for the convenience of the reader, certain RMB amounts and Hong Kong dollar amount have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB and Hong Kong dollars were made at a rate of RMB6.8972 to US$1.00 and HK$7.8015 to US$1.00, the respective exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. As of April 21, 2023, the exchange rate in effect was RMB6.8920 to US$1.00 and HK$7.8475 to US$1.00, respectively. We make no representation that the RMB, Hong Kong dollar or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report on Form 20-F, including those statements contained under the captions “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” that are not statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements can be generally identified by the use of terms such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” “may,” “could,” “would,” “projects,” the negatives of such terms, or comparable terms. In addition to the statements contained in this Form 20-F, we (or our directors or executive officers authorized to speak on our behalf) from time to time may make forward-looking statements, orally or in writing, regarding Baozun (including its subsidiaries and variable interest entity and its subsidiaries) and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with The Nasdaq Global Select Market or the Hong Kong Stock Exchange or other stock exchanges.

You should not rely upon forward-looking statements as predictors of future events. Such forward-looking statements represent our judgment or expectations regarding the future, and are subject to risks and uncertainties that may cause actual events and our future results to be materially different than expected by us or indicated by such statements. Such risks and uncertainties include in particular (but are not limited to) the risks and uncertainties related to the following: The online retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs and Class A ordinary shares. In addition, the rapidly changing nature of the online retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See also the information under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with our VIE

Baozun Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with our VIE and its subsidiaries. Shanghai Zunyi holds a value -added telecommunication license, covering internet information services rendered through mobile network, or an ICP license. Shanghai Zunyi previously operated our Maikefeng marketplace, an e-commerce platform for other trading parties which was closed in 2017 and for which direct foreign investment was prohibited under the PRC laws. Shanghai Zunyi previously provided, and now continues to provide, brand e-commerce service to our brand partners, for which direct foreign investment is allowed under the PRC laws. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 9.8%, 8.6% and 6.8% of our total net revenues in 2020, 2021 and 2022, respectively. Investors in our ADSs are not purchasing equity interest in our VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

We entered into a series of contractual arrangements with Shanghai Zunyi and its shareholders, which enable us to:

●	exercise effective control over Shanghai Zunyi;
●	receive substantially all of the economic benefits of Shanghai Zunyi; and
●	have an exclusive option to purchase all or part of the equity interests and assets in Shanghai Zunyi when and to the extent permitted by PRC law.

Such contractual arrangements include: (i) an exclusive technology service agreement; (ii) an exclusive call option agreement; (iii) a proxy agreement; and (iv) equity interest pledge agreements. Because of these contractual arrangements, we are the primary beneficiary of Shanghai Zunyi and hence consolidate its financial results as our VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Zunyi and Its Shareholders.”

These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages. We cannot assure you such remedies will be effective. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business,” “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Our business and operations are primarily based in the PRC, and are governed by PRC laws, rules and regulations, and the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. As an online distributor of goods, we are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically. Such legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations”, “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.”

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to impose penalties that would result in a material and adverse effect on our ability to conduct our business. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shanghai Zunyi or our right to receive substantially all the economic benefits and residual returns from Shanghai Zunyi and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and ADSs — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. If the PCAOB in the future determines again that it is unable to inspect and investigate accounting firms in certain jurisdictions including where the office of our auditor is located, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections” and “Item 3. Key Information — D. Risk Factors — Related to Our Ordinary Shares and ADSs — Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions including where the office of our auditor is located. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce of the PRC, or the MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC State Administration for Market Regulation (formerly known as the SAIC), or the SAMR and National Medical Products Administration. We currently hold all material licenses and permits required for our business operations, including a value -added telecommunication license, or a VAT license, for domestic call center services and internet information services, a VAT license for online data processing and transaction processing business (operational e-commerce), Food Production Permit, Food Operation Permits, Publication Operation Permit, Road Transportation Operation Permit, Permits for Travel Business, Permits for Liquor Circulation and Medical Device Operation Enterprise Permit. However, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.”

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

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. On February 17, 2023, China Securities Regulatory Commission, or the CSRC, released several regulations regarding the filing requirements for overseas offerings and listings by domestic companies, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, the “Overseas Listing Filing Rules”), which was formally implemented on March 31, 2023. According to the Overseas Listing Filing Rules, domestic enterprises like us that have completed overseas listings are not required to file with CSRC immediately, but shall carry out filing procedures as required if we conduct refinancing or fall within other circumstances that require filing with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our offshore offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - The approval of and/or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	608,841	383,585	—
Loans from Parent to Hong Kong subsidiaries	2,809,271	—	—
Repayment from Hong Kong subsidiaries to Parent	—	2,256,302	1,127,579
Loans from Hong Kong subsidiaries to PRC subsidiaries	371,925	867,646	1,049,077
Amounts paid by our VIE to PRC subsidiaries	735,580	757,749	152,201

Our VIE may transfer cash to Shanghai Baozun E-Commerce Limited, or the WFOE, by paying service fees according to the exclusive technology service agreement. Pursuant to the exclusive technology service agreement, WFOE has the exclusive right to provide specified technology services to VIE. Without the prior written consent of WFOE, VIE may not accept the same or similar technology services provided by any third party during the term of the agreement. VIE agrees to pay to WFOE a service fee of 95% of the net revenues of VIE and extra service fees for additional services provided by WFOE as requested by VIE within three months after each calendar year for the services provided in the preceding year. Considering the future operating and cashflow needs of our VIE, for the years ended December 31, 2020, 2021 and 2022, no service fees were charged to our VIE by WFOE, and no payments were made by our VIE under the Exclusive Technology Service Agreement. If there is any amount payable to WFOE under the contractual agreements, our VIE will settle the amount accordingly.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	10%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the exclusive technology service agreement, WFOE may charge our VIE for services provided to our VIE. These fees shall be recognized as expenses of our VIE, with a corresponding amount as service income by WFOE and eliminate in consolidation. For income tax purposes, our WFOE and our VIE file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by our VIE and as income by WFOE and are tax neutral.
(3)	Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that 95% of the net revenues of our VIE will be distributed as fees to WFOE under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIE exceed the fees paid to WFOE (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIE could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our VIE. This would result in such transfer being non-deductible expenses for our VIE but still taxable income for WFOE.

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2022, the amount restricted, including paid-in capital and statutory reserve funds, was RMB2,361.6 million (US$342.4 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Financial Information Related to Our VIE

The following table presents the condensed consolidating balance sheet data for our VIE and other entities as of the dates presented.

	As of December 31, 2022
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	783,543	1,316,401	44,076	—	2,144,020
Restricted cash	—	101,704	—	—	101,704
Short-term investments	138,052	757,373	—	—	895,425
Accounts receivable, net	—	6,233,974	295,409	(4,236,705)	2,292,678
Inventories, net	—	942,837	160	—	942,997
Advances to suppliers	—	424,051	2,041	(53,480)	372,612
Prepayments and other current assets	2,060	10,195,321	437,658	(10,080,624)	554,415
Amounts due from related parties	—	77,540	3	15,727	93,270
Amounts due from subsidiaries and VIE	1,434,838	—	—	(1,434,838)	—
Investments in and amount due from subsidiaries and VIE	2,114,145	—	—	(2,114,145)	—
Investments in equity investees	10,019	5,829,241	—	(5,569,567)	269,693
Property and equipment, net	—	694,265	1,495	(1,314)	694,446
Intangible assets, net	—	271,284	38,126	1,314	310,724
Land use right, net	—	39,490	—	—	39,490
Operating lease right-of-use assets	—	847,047	—	—	847,047
Goodwill	—	336,326	—	—	336,326
Other non-current assets	—	65,114	—	—	65,114
Deferred tax assets	—	162,509	—	—	162,509
Total assets	4,482,657	28,294,477	818,968	(23,473,632)	10,122,470

Short-term loan	—	1,016,071	—	—	1,016,071
Accounts payable	—	3,439,358	201,321	(3,165,947)	474,732
Notes payable	—	487,837	—	—	487,837
Income tax payables	—	46,828	959	(959)	46,828
Accrued expenses and other current liabilities	33,737	11,933,627	212,140	(11,153,964)	1,025,540
Derivative liabilities	364,758	—	—	—	364,758
Amounts due to related parties	—	30,434	15,727	(15,727)	30,434
Current operating lease liabilities	—	235,445	—	—	235,445
Deferred tax liabilities	—	28,082	—	—	28,082
Long-term operating lease liabilities	—	673,955	—	—	673,955
Other non-current liabilities	—	62,450	—	—	62,450
Total liabilities	398,495	17,954,087	430,147	(14,336,597)	4,446,132

	As of December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	1,894,125	2,698,474	13,946	—	4,606,545
Restricted cash	—	93,219	—	—	93,219
Accounts receivable, net	—	4,747,333	299,250	(2,785,665)	2,260,918
Inventories, net	—	1,070,534	3,033	—	1,073,567
Advances to suppliers	—	545,751	35,571	(53,349)	527,973
Prepayments and other current assets	106,282	8,400,000	162,552	(8,096,060)	572,774
Amounts due from related parties	—	68,984	420	(420)	68,984
Amounts due from subsidiaries and VIE	2,189,936	—	—	(2,189,936)	—
Investments in and amount due from subsidiaries and VIE	2,440,880	—	—	(2,440,880)	—
Investments in equity investees	110,479	5,811,748	—	(5,591,439)	330,788
Property and equipment, net	—	652,641	1,797	(1,552)	652,886
Intangible assets, net	—	380,574	13,084	1,552	395,210
Land use right, net	—	40,516	—	—	40,516
Operating lease right-of-use assets	—	1,095,570	—	—	1,095,570
Goodwill	—	397,904	—	—	397,904
Other non-current assets	—	87,926	—	—	87,926
Deferred tax assets	—	114,200	—	—	114,200
Total assets	6,741,702	26,205,374	529,653	(21,157,749)	12,318,980

Short-term loan	1,740,004	548,461	—	—	2,288,465
Accounts payable	—	2,223,190	140,451	(1,869,562)	494,079
Notes payable	—	529,603	—	—	529,603
Income tax payables	94,298	33,692	497	(497)	127,990
Accrued expenses and other current liabilities	11,041	10,033,408	27,538	(9,087,468)	984,519
Amounts due to related parties	—	73,794	—	—	73,794
Current operating lease liabilities	—	278,176	—	—	278,176
Deferred tax liabilities	—	51,525	—	—	51,525
Long-term operating lease liabilities	—	883,495	—	—	883,495
Other non-current liabilities	—	125,985	—	—	125,985
Total liabilities	1,845,343	14,781,329	168,486	(10,957,527)	5,837,631

The following table presents the condensed consolidating statements of operations for our VIE and other entities for the periods presented.

	For the Year Ended December 31, 2022
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	10,556,756	616,206	(2,772,331)	8,400,631
Net (loss) income	(653,290)	(635,285)	24,911	653,290	(610,374)

	For the Year Ended December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	10,822,359	809,547	(2,235,650)	9,396,256
Net (loss) income	(219,830)	(253,053)	47,090	219,830	(205,963)

	For the Year Ended December 31, 2020
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	9,804,668	869,580	(1,822,685)	8,851,563
Net income	425,992	338,637	87,897	(425,992)	426,534

The following table presents condensed consolidating cash flow data for our VIE and other entities for the years ended presented.

	For the Year Ended December 31, 2022
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(116,410)	(508,612)	31,698	975,929	382,605
Net cash provided by (used in) investing activities	989,527	(76,617)	(4,053)	(2,215,518)	(1,306,661)
Net cash provided by (used in) financing activities	(2,112,641)	(248,445)	—	213,794	(1,650,402)

	For the Year Ended December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(43,628)	(2,579,716)	(7,440)	2,534,677	(96,107)
Net cash provided by (used in) investing activities	1,736,165	(915,121)	(10,246)	(434,978)	375,820
Net cash provided by (used in) financing activities	(74,513)	1,197,027	—	(372,561)	749,953

	For the Year Ended December 31, 2020
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(42,268)	3,155,662	14,050	(2,817,430)	310,014
Net cash provided by (used in) investing activities	(2,846,452)	(764,470)	(15,997)	3,010,552	(616,367)
Net cash provided by (used in) financing activities	3,101,540	216,606	—	(651,309)	2,666,837

A.   [Reserved]

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Summary of Risk Factors

An investment in our ADSs and/or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information — D. Risk Factors.”

Risks Related to Our Business

●	If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.
●	If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.
●	Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business.
●	If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.

●	We may continue to incur losses in the future and may not be able to return to and subsequently maintain profitability.
●	If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.
●	We rely on the success of certain e-commerce channels such as Tmall.
●	Under the consignment model and service fee model, a variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.
●	We may not be able to compete successfully against current and future competitors.
●	Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.
●	The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.
●	We have experienced rapid growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operation.
●	We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
●	We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.
●	Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law. If required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

Risks Related to Our Ordinary Shares and ADSs

●	The trading price of our ADSs and our Class A ordinary shares has been and is likely to continue to be volatile, which could result in substantial losses to the holders of our ADSs and/or Class A ordinary shares.
●	The different characteristics of the capital markets in Hong Kong and the United States may negatively affect the trading prices of our ADSs and Class A ordinary shares.
●	Substantial future sales or perceived potential sales of our ADSs and/or Class A ordinary shares in the public market could cause the prices of our ADSs and/or Class A ordinary shares to decline.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. If the PCAOB in the future determines again that it is unable to inspect and investigate accounting firms in certain jurisdictions including where the office of our auditor is located, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions including where the office of our auditor is located. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2022, net revenues related to our top 10 brand partners as ranked by net revenues in the aggregate comprised approximately 45.3% of our total net revenues. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 14.0% and 11.8% of our total net revenues, respectively, in 2022. Total GMV related to our top 10 brand partners as ranked by GMV in the aggregate comprised approximately 78.3% of our total GMV in 2022. Some of our other brand partners also contributed significantly to our total GMV while our net revenues related to them were less significant (each less than 10% of our total net revenues in 2022) as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

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

We recorded a net income of RMB426.5 million and a net loss of RMB206.0 million in 2020 and 2021, respectively, and a net loss of RMB610.4 million (US$88.5 million) in 2022. The net loss in 2022 was mainly due to a fair value loss on derivative liabilities of RMB364.8 million (US$52.9 million), a loss on disposal of subsidiaries and investments in equity investee of RMB107.0 million (US$15.5 million), an unrealized investment loss of RMB97.8 million (US$14.2 million) during the 2022, as well as weaker profitability from operations caused by a combination of deteriorated macro-economic environment and negative impact from the Better Cotton Initiatives. We cannot assure you that we will be able to return to profitability and subsequently maintain profitability in the future. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase the scale of our operations. To return to or sustain profitability, we will need to increase our revenue sufficiently to offset these higher expenses, increase sales of the products and services that have higher profit margins or significantly reduce our expense level. If we are forced to reduce our expenses, our growth strategy could be compromised. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we are not able to return to or subsequently maintain profitability, the value of our company and our ADSs and/or Class A ordinary shares could decline significantly.

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

A substantial majority of our GMV is derived from merchandise sold or services rendered on Tmall. In 2022, our GMV derived from merchandise sold or services rendered on Tmall comprised approximately 69.3% of our total GMV. If e-commerce channels such as Tmall are not successful in attracting consumers or their reputations are adversely affected for whatever reasons, our brand partners may cease to sell their products on these channels. As our results of operations rely on the solutions we provide on these e-commerce channels, a decrease in the use of these channels would reduce demands for our services, which would adversely affect our business and results of operations.

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

If we are unable to offer branded products at attractive prices to meet customer needs and preferences, or if our reputation for selling authentic, high-quality products suffers, we may lose customers and our business, financial condition, and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences have historically affected, and will continue to affect, the online retail industry. Consequently, we shall stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our ability to offer suitable products catering to consumers’ needs depends on the effectiveness of our sales and marketing team to secure branded products of high quality and competitive price as well as the capability of our IT system to collect and provide accurate and reliable information on consumer interests. Any perception by our existing or prospective customers that any of our products are not authentic, or are of inferior quality, could cause our reputation to suffer. We cannot assure you that all of our suppliers have provided us with authentic products or that all products that we sell are of the quality satisfactory to our customers. If our customers cannot find desirable products within our product portfolio at attractive prices, or if our reputation for selling authentic, high-quality product suffers, our customers may lose interest or even stop visiting the platform we maintain, which in turn may materially and adversely affect our business, financial condition, and results of operations.

We have experienced rapid growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

We have experienced rapid growth in recent years. Our total net revenues increased from RMB2,598.4 million in 2015 to RMB8,400.6 million (US$1,218.0 million) in 2022, representing a compound annual growth rate of 18.2%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

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

In previous years, we adopted the 2014 Share Incentive Plan and the 2015 Share Incentive Plan to provide additional incentives to employees, directors and consultants. In November 2022, we adopted the 2022 Share Incentive Plan to replace the 2014 Share Incentive Plan and the 2015 Share Incentive Plan. The 2014 Share Incentive Plan, the 2015 Share Incentive Plan and the 2022 Share Incentive Plan are collectively referred to as the Share Incentive Plans. We have granted under our Share Incentive Plans, and may continue to grant under our 2022 Share Incentive Plan, options, restricted share units and other types of awards. As of December 31, 2022, the number of shares which may be issued pursuant to all outstanding awards, including options and restricted share units under the Share Incentive Plans, was 8,483,047. For the years ended December 31, 2020, 2021 and 2022, we recorded an aggregate of RMB108.4 million, RMB196.5 million and RMB142.4 million (US$20.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. In addition, we may from time to time re-evaluate the vesting schedules, exercise prices or other key terms of the grants, increase the maximum number of shares to be issued under the 2022 Share Incentive Plan, or adopt new share incentive plans subject to the applicable laws and rules. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We had negative operating cash flows in the years ended December 31, 2021, and may have negative operating cash flows in the future.

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

Our prospects for growth depend on our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies and on our ability to effectively commercialize such innovations. There are uncertainties related to our investments in new solutions, services, emerging channels and regions. For example, we may invest in overseas market in the coming few years to replicate the success of China e-commerce and expand international market. However, these overseas market investment may contain uncertainties due to multiple factors such as different culture, consumer online purchasing willingness, local competition dynamics and so on.

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

We have made investments in or acquisition of third parties that are complementary to our business and operations, including our acquisition of the following entities in 2022: Gap (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited (collectively, “Gap Greater China”), which is wholly owned by The Gap, Inc., the largest American specialty apparel company offering iconic comfort-casual wear, accessories, and personal care products for men, women, and children. We may pursue strategic alliances, joint ventures or potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to many risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

In addition, investments or acquisitions and the subsequent integration of new assets and businesses into our own will require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating investments and acquisitions may be significant. We may also incur significant expenses in obtaining necessary approvals from relevant government authorities in China and elsewhere in the world. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

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

As part of our business strategy, we have made investments in both private companies and public companies. The value of these investments can be negatively impacted by fluctuations in the share price of the public companies, the fair or appraised values of the private companies, as well as liquidity, credit deterioration or losses, financial results, foreign exchange rates, changes in interest rates, or other factors. Moreover, since our adoption of ASC Topic 321, Investments—Equity Securities (“ASC 321”), on January 1, 2018, for investments previously accounted for using the cost method, we have elected to use the measurement alternative to measure them at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings, instead of through other comprehensive income if they were previously designated as available for sale equity securities under legacy GAAP. The change of these equity securities’ fair value could result in significant fluctuation of our financial condition and operating results.

We recorded impairment loss of investments of RMB10.8 million, RMB3.5 million and RMB8.4 million (US$1.2 million) in 2020, 2021 and 2022, respectively. We recorded unrealized investment loss of RMB97.8 million (US$14.2 million) in 2022, which was mainly due to a decrease in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that we invested in January 2021. We may be required to perform impairment assessment and suffer significant impairment loss or downward adjustments of our investments in the future due to the impact of evolving e-commerce dynamics, COVID-19, regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. We recognized impairment loss to goodwill of RMB13.1 million (US$1.9 million) in 2022 and may continue to recognize impairment loss to intangible assets or goodwill in the future. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. As of December 31, 2022, we had one-year credit facilities for an aggregate amount RMB3,329.0 million (US$482.7 million) from 17 Chinese commercial banks, and we have drawn short-term bank borrowings from the credit facilities in the amount of RMB1,016.1 million (US$147.3 million). See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Our substantial level of indebtedness could have important consequences, including the following:

●	we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;

●	our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;
●	we will be exposed to fluctuations in interest rates and currency exchange rates;
●	our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;
●	we may be more vulnerable to the economic downturns and adverse developments in our business;
●	we may be unable to comply with financial and other restrictive covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt, have an adverse effect on our business and prospects, and force us into bankruptcy or liquidation; and
●	in the event of insolvency, liquidation, reorganization, dissolution or other winding up of our business, if there are not sufficient assets remaining to pay all creditors, then all or a portion of the amounts due on our indebtedness then outstanding would remain unpaid.

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

In connection with Cainiao’s investment of 30% equity interest in Baotong Inc., or Baotong, Cainiao has a call option to increase its equity interest in Baotong to 60%, the exercise of which may result in our loss of control over Baotong, which could adversely affect our financial condition and result of operations.

On September 30, 2021, we and Baotong entered into a share purchase and subscription agreement with Cainiao Smart Logistics Investment Limited and/or its affiliates, or Cainiao, pursuant to which Cainiao made 30% equity investment in Baotong at a consideration of US$217.9 million. On the same day, we, Baotong and Cainiao also entered into a business cooperation agreement aiming to further explore and develop fulfillment and e-commerce opportunities. Combining Baotong’s outstanding customer-centric services with Cainiao’s large economies of scale and infrastructures, we believe our integrated service offerings will advance to the next level, especially the apparel and luxury categories, in being more premium, customized, diversified, and omni-channel. In connection of Cainiao’s investment in Baotong, on October 29, 2021, we, Baotong and Cainiao entered into a shareholders agreement, pursuant to which, for a period of six months (or such longer period as we and Cainiao may agree) starting from July 29, 2023, Cainiao has the call option to acquire additional shares so that it will own in an aggregate of 60% equity interest of Baotong, according to terms and conditions set forth under the shareholders agreement. Baotong is currently one of our consolidated subsidiaries and we derive a significant amount of revenues from Baotong. It provides warehousing and logistics solutions and holds a significant portion of our assets and operations. If Cainiao exercises its call option, we may lose control in Baotong, and, as a result, we may be unable to consolidate Baotong in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

In addition, pursuant to the shareholders agreement among Baotong, Cainiao and us, if certain triggering events occur, Cainiao has the right to require us to redeem its shares at a price equal to the initial investment plus an internal rate of return of 6% per annum. If Cainiao requests us to redeem its shares of Baotong and if we do not have sufficient fund, our business operations and financial condition could be materially and adversely affected. See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited.”

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

Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of 10 days to four months. As of December 31, 2020, 2021 and 2022, our accounts receivable amounted to RMB2,189.0 million, RMB2,260.9 million and RMB2,292.7 million (US$332.4 million), respectively. Our accounts receivable turnover days were 82 days, 86 days and 99 days in 2020, 2021 and 2022, respectively. The increase in the accounts receivable turnover days from 2021 to 2022 was due to the increase in the proportion of our revenues generated from services, which generally has longer payment terms. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable. For instance, in September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor and did not make additional allowance in 2022. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

In addition, our brand partners also provide rebates to us under the distribution model, which are determined based on the product purchase volume on a monthly, quarterly or annual basis. As of December 31, 2020, 2021 and 2022, we recorded rebates receivables of RMB319.5 million, RMB288.2 million and RMB239.8 million (US$34.8 million), respectively. The rebates receivables are settled by offsetting the accounts payable. We cannot assure you that we will be able to collect all rebates receivables in the future. If we fail to collect a substantial portion of our rebates receivables, our results of operations and financial condition would be materially and adversely affected.

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

Our inventories were RMB1,026.0 million, RMB1,073.6 million and RMB943.0 million(US$136.7 million) as of December 31, 2020, 2021 and 2022, respectively. The increases in our inventories over these periods reflected the additional inventories required to support our expanded product sales volumes. Our inventory turnover days were 106 days in 2020, 117 days in 2021 and 163 days in 2022. The increase in our inventory turnover days over these periods was due to changes in our product mix with new brands acquired. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

We have been accelerating acquisition of new brand partners since 2018, in an effort to drive sustainable growth momentum. As of December 31, 2022, we provided e-commerce solutions to more than 400 brand partners. Newly added brand partners typically require a ramping up period before they can fully utilize our services. If the ramp up of operations for newly added brand partners takes longer time than we expected, or the revenues we receive from newly added brands do not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

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

In addition to the warehouses built by us, we also acquire certain warehouses through acquisition. As of December 31, 2022, we directly operated 40 warehouses with an aggregate gross floor area of over 1,030,000 square meters in nine strategic cities. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we used a number of warehouses operated by third parties, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

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

As noted in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings,” we were previously the subject of a shareholder class action. While the lead counsel in that case has filed a notice of voluntary dismissal, the consolidated action has been dismissed in its entirety without prejudice, we cannot rule out the possibility that additional claims or lawsuits may be filed in the future. Any future litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any future litigation could exceed coverage provided under potentially applicable insurance policies, which is limited. In addition, although we have obtained directors’ and officers’ liability insurance, the insurance coverage may not be adequate to cover our obligations to indemnify our directors and officers, fund a settlement of litigation in excess of insurance coverage or pay an adverse judgment in litigation. Further, we could be required to pay damages or additional penalties or have other remedies imposed against us, or our current or former directors or officers. Any such unfavorable outcome could have a material adverse effect on our business, financial condition, results of operations, cash flows, our reputation, and the prices and trading volumes of our ADSs and/or Class A ordinary shares.

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

We leased over 60 premises in mainland China, Hong Kong, Taiwan and Paris, for our offices, customer service center and warehouses as of December 31, 2022. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$724.9) to RMB10,000 (US$1,449.9) per dispatched worker.

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

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On July 1, 2015, the National People’s Congress Standing Committee promulgated the National Security Law, or the New National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. The New National Security Law covers various types of national security including technology security and information security. According to the New National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the New National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. In particular, we are legally obligated under the New National Security Law to safeguard national security by, for example, providing evidence related to activities endangering national security, providing convenience and assistance for national security work, and providing necessary support and assistance for national security institutions, public security institutions as well as military institutions. As such, we may have to provide data to PRC government authorities and military institutions for compliance with the New National Security Law, which may increase our expenses and subject us to negative publicity that could harm our reputation with users and negatively affect the trading price of our ADSs and/or Class A ordinary shares. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. There are uncertainties on how the New National Security Law will be implemented in practice. PRC regulators, including the National People’s Congress Standing Committee, the MIIT and the CAC, have been increasingly focused on regulation in the areas of data security and data protection. For example, the National People’s Congress Standing Committee promulgated the Cybersecurity Law on November 7, 2016, which became effective on June 1, 2017, and strengthens the administration on cyber security. See “ - Substantial uncertainties exist with respect to the PRC laws and regulations relating to cybersecurity and network data security and the impact it may have on our business operations.” In addition, on June 10, 2021, the National People’s Congress Standing Committee promulgated the Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. We expect that these areas will receive greater attention and focus from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and, subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected.

As we expand our operations, we will be subject to additional laws in other jurisdictions where our brand partners, consumers and other customers are located, such as Hong Kong, Taiwan, Korea and the United States. The laws, rules and regulations of other jurisdictions may be at a more mature stage of development, be more comprehensive and nuanced in their scope, and impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Any failure, or perceived failure, by us to comply with our privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Substantial uncertainties exist with respect to the PRC laws and regulations relating to cybersecurity and network data security and the impact it may have on our business operations.

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

We may be deemed a “network operator” and thus subject to the requirements of the Cybersecurity Law. Furthermore, if we are deemed to be an operator of critical information infrastructure, we may be subject to higher standards, and our purchase of network products and services which affect or may affect national security will be subject to the Measures for Cybersecurity Review effective on June 1, 2020. There remains high uncertainty in the interpretation and enforcement of the law. In particular, due to lack of details on the implementation of the Cybersecurity Law, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

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

In addition, on November 14, 2021, the Regulations on the Network Data Security (Draft for Comments), or the Network Data Security Draft Regulations, was proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Network Data Security Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Network Data Security Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As of the date of this annual report, there is no definite timetable as to when the Network Data Security Draft Regulation will be enacted.

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

On July 7, 2022, the CAC adopted the Measures for the Security Assessment of Data Exit, which took into effect on September 1, 2022 and stipulates that data processors who provide overseas the personal information and important data collected and generated during operations within the PRC shall be subject to security assessment by the CAC. Specifically speaking, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) personal information collected and generated by operators of critical information infrastructure; (ii) the data contains important data; (iii) personal information processors who have processed personal information of one million people provide personal information abroad; (iv) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad since January 1 of the previous year; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

Based on the facts that the Measures for Cyber Security Review, the Network Data Security Draft Regulations and the Measures for the Security Assessment of Data Exit were newly adopted or have not been formally adopted and are still subject to further guidance, we cannot assure you that we would be able to comply with the requirements in a timely manner. Failure to comply with the requirements may lead to fines, revocation of business permits or licenses and other sanctions.

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

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations. Under the Foreign Investment Law promulgated by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020, the PRC government encourages technology cooperation on the basis of free will and business rules in the process of foreign investment; no administrative agency or its employee may force the transfer of any technology by administrative means.

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

We may in the future be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity or equity linked financing may dilute the interests of our shareholders, and debt financing, if available, may involve restrictive covenants and could restrict our operational flexibility and reduce our profitability. Our ability to obtain additional financing in the future is subject to many uncertainties, including our future financial condition, results of operations, cash flows, trading price of our ADSs and/or Class A ordinary shares, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment and cross-border financing and the Internet industry in the PRC. For example, pursuant to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises (“Circular 56”) promogulated by the National Development and Reform Commission of China, or the NDRC on January 5, 2023, which came into force on February 10, 2023, before the issuance of foreign loans, enterprises shall first apply to and obtain from NDRC the Certificate of Examination and registration of Foreign Debts Borrowed by Enterprises and shall report the information on the issuance to NDRC within 10 business days after completion of each issuance. The term “foreign loan” shall mean RMB-denominated or foreign currency-denominated debt instruments with a maturity of more than one year which are issued overseas by domestic enterprises and their controlled overseas enterprises or branches and for which the principal and interest are repaid as agreed, including senior bonds, perpetual bonds, capital bonds, medium-term notes, convertible bonds, exchangeable bonds, finance leases, and so forth. In February 2023, NDRC circulated the Guide to the Registration of Foreign Debt Issued by Enterprises on its official website, according to which, domestic companies (and their controlled overseas companies or branches) who borrowed from foreign companies (including overseas shareholders) a loan for more than one year need to apply to NDRC. However, NDRC has not issued any other further explanation for the implementation of Circular 56. Our issuance of foreign debt may be subject to these requirements. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

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

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$72,493.2). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges along with uncertainties over the impact of ongoing trade disputes and tariffs. Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 2.3% in 2020, which increased to 8.1% in 2021 and slowed to 3.0% in 2022. In addition, China (and Shanghai in particular) experienced an unprecedented COVID-19 resurgence in the first half of 2022, which resulted in significant disruptions to supply chain and e-commerce fulfilment and logistics capabilities, as well as weaker consumer demand.

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

We are required to maintain an effective system of internal control over financial reporting. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2022, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or Class A ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

We may experience additional challenges related to the COVID-19 pandemic.

The outbreak of COVID-19, a highly contagious disease known to cause respiratory illness, had caused an adverse impact on the economy and social conditions in China and other affected countries since late 2019, and had an impact on our industry and caused temporary suspension of some of our business operations. The Chinese government had implemented emergency measures in various key cities or regions across the country, including Shanghai, in response to the outbreak of the Omicron variant since November 2021, including travel restrictions, mandatory cessations of business operations, mandatory quarantines, and limitations on social and public gatherings. These measures affected our business operations.

Since December 2022, the Chinese government has taken measures to lift the pandemic-related restrictions on social and economic activities to facilitate people’s return to normalcy. However, there is still uncertainty as to the future development of the COVID-19 pandemic. There could be a resurgence of the disease and infections could increase again across the country. The continuation or any future recurrence of COVID-19 may adversely affect our business operations, such as reducing working capacity of our employees. Such occurrences may affect our ability to conduct our business operations.

The status of the COVID-19 pandemic is affected by factors beyond our control. We cannot guarantee that any mitigation measures we may take will be sufficient against the effects of a global pandemic. In the event that we are unable to minimize the negative effects of any future recurrence of COVID-19 on our business, we may experience material adverse effects on our financial statements and results of operations.

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

We may be subject to natural disasters, acts of war or terrorism or other factors beyond our control.

Natural disasters, acts of war, terrorism or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the regions where we conduct our business. Our operations may be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance or technical problems, or are susceptible to potential wars or terrorist attacks. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.

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

Foreign ownership of certain types of internet businesses, such as internet information services, is subject to restrictions under applicable PRC laws, rules and regulations. For example, foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider. Although according to the Notice on Lifting the Restriction to Foreign Shareholding Percentage in Online Data Processing and Transaction Processing Business (Operational e-commerce) promulgated by the MIIT on June 19, 2015, foreign investors are allowed to hold up to 100% of all equity interests in the online data processing and transaction processing business (operational e-commerce) in China. Other requirements provided by the Administrative Rules for Foreign Investments in Telecommunications Enterprises still apply. Shanghai Baozun holds an operating license for online data processing and transaction processing business (operational e-commerce).

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Our PRC subsidiary, Shanghai Baozun, is eligible to provide value-added telecommunication services in China by holding a VAT License for online data processing and transaction processing business (operational e-commerce). However, we do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our VIE, Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 9.8%, 8.6% and 6.8% of our total net revenues in 2020, 2021 and 2022, respectively.

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

Although a substantial majority of our revenue has historically been generated by our PRC subsidiaries, we have relied and expect to continue to rely on contractual arrangements with Shanghai Zunyi and its shareholders to provide brand e-commerce service to our brand partners, and to hold our VAT License to enable us to develop online marketplaces. Such contractual arrangements include: (i) an exclusive technology service agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; (ii) an exclusive call option agreement which will remain in effect until all the equity interests and assets that are the subject of such option agreement are transferred to Shanghai Baozun or its designated entities or individuals; (iii) a proxy agreement which has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun; and (iv) equity interest pledge agreements which will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Zunyi and Its Shareholders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE.

If we had direct ownership of Shanghai Zunyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shanghai Zunyi, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our VIE may not act in our best interests or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIE. We may replace the shareholders of our VIE at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts or the replacement of the shareholders remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “ — Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “ — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award enforcement proceedings, which would require additional expenses and delay.

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

Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are the shareholders of our VIE, Shanghai Zunyi. Mr. Vincent Wenbin Qiu is our founder, chairman and chief executive officer, and Mr. Michael Qingyu Zhang is our co-founder. They may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with Shanghai Zunyi to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in our best interests or such conflicts will be resolved in our favor.

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

On February 17, 2023, the CSRC issued the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC for its initial public offering or listing, follow-on offering and other capital raising activities, among others, (i) with respect to its follow-on offering in the same foreign market within three business days, after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing.

The Overseas Listing Filing Rules stipulate the domestic enterprises like us that have completed overseas listings are not required to file with the CSRC immediately, but shall carry out filing procedures as required if we have subsequent filing or reporting matters in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore listings or future capital raising activities before settlement and delivery of the proceeds hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million (US$144,986.4) to RMB10 million (US$1.4 million) on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 (US$72,493.2) to RMB5,000,000 (US$724,931.9). The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB1 million (US$144,986.4) to RMB10 million (US$1.4 million). We cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements in a timely manner or at all. See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations Relating to M&A Rules and Overseas Listing.” In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore listings or future capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, prospects, financial condition, reputation, and the proceeds of the shares.

However, since the Overseas Listing Filing Rules are relatively new, as of the date of this annual report, substantial uncertainties exist with respect to the interpretations and implementations of the Overseas Listing Filing Rules, which needs to be further guided and clarified by the CSRC and other regulatory authorities. Based on a set of Q&A published on the CSRC’s official website in connection with the release of the Overseas Listing Filing Rules, a CSRC official indicated that, among others, (i) the domestic company that has completed overseas public offering and listing prior to the enactment of the Overseas Listing Filing Rules will be regarded as an “inventory enterprise,” and the inventory enterprise is not required to file with CSRC immediately; (ii) the inventory enterprise shall file with CSRC as required in the future if the filing matters such as its refinancing is involved; and (iii) with respect to the overseas listing of enterprises with VIE structure, the filing management will adhere to the market-oriented and rule-of-law principles, and the CSRC will solicit opinions from relevant regulatory authorities and file the overseas listing of enterprises with VIE structure that meet the compliance requirement. Nevertheless, it does not specify what qualifies as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2022, we had restricted net assets of RMB2,361.6 million (US$342.4 million).

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi. Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares and/or ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our public offerings, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

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

Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” in 2017 and renewed the qualification in 2020, and is therefore subject to a 15% preferential income tax rate with a valid term of three years from the year of qualification or renewal. Other five of our subsidiaries qualified as a “high and new technology enterprise” starting from 2018 and renewed the qualification subsequently, and are therefore subject to a 15% preferential income tax rate with a valid term of three years from the year of qualification or renewal. If any of these subsidiaries or our VIE fails to maintain the high and new technology enterprise qualification, its applicable enterprise income tax rate will increase to 25%.

The discontinuation of the above-mentioned preferential income tax treatments or the change of the applicable preferential tax rate currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also received subsidies from local governments in China as incentives for conducting business in certain local districts. We recognized cash subsidies of RMB40.1 million, RMB41.3 million and RMB72.9 million (US$10.6 million) for the years ended December 31, 2020, 2021 and 2022, respectively. These government subsidies are non-recurring in nature and we cannot assure you that we will be able to receive any government subsidies in the future.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2020, 2021 and 2022, we recorded deferred tax assets of RMB54.6 million, RMB114.2 million and RMB162.5 million (US$23.6 million), respectively. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

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

In addition to the above factors, the prices and trading volumes of our ADSs and/or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other e-commerce companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates among the RMB , the Hong Kong dollar and the U.S. dollar;
●	natural disasters or health epidemic such as COVID-19;
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	litigation, government investigation or other legal or regulatory proceeding;
●	our share repurchase programs; and

●	any future issuances of securities, including sales or perceived potential sales of additional ordinary shares or ADSs in certain circumstances.

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

In addition, convertible senior notes that we may issue from time to time may also encourage short selling by market participants because the conversion of the convertible senior notes could depress the price of our ADS and/or Class A ordinary shares. The price of our ADSs and/or Class A ordinary shares could be affected by possible sales of our ADSs and/or Class A ordinary shares by investors who view the convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs and/or Class A ordinary shares.

Our dual-class voting structure limits the ability of holders of our Class A ordinary shares and ADSs to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder and director, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity which is not an affiliate of such holder or beneficial owner, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, represent 31.6% and 13.1% of the aggregate voting power of our company, respectively, as of March 31, 2023. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our sixth amended and restated articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the event these preferred shares have better voting rights than our Class A ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs could be materially and adversely affected.

We are permitted to rely on exemptions from certain corporate governance standards applicable to Hong Kong listed issuers under the Hong Kong Listing Rules, which may afford less protection to holders of our ordinary shares.

Our Company is controlled through weighted voting rights. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our Company’s general meetings, except as may otherwise be required by law or the Hong Kong Listing Rules or provided for in our memorandum and articles of association. Our weighted voting rights structure is specific to us and contain certain features that are different from the requirements under Chapter 8A of the Hong Kong Listing Rules.

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

As we are a “Grandfathered Greater China Issuer” as defined in Chapter 1 of the Hong Kong Listing Rules which had a secondary listing status under Chapter 19C of the Hong Kong Listing Rules, by virtue of Rule 8A.46(b) of the Hong Kong Listing Rules, the requirements under Rules 8A.07 to 8A.36, 8A.43 and 8A.44 of the Hong Kong Listing Rules are not applicable to us. Under paragraph 3.48 of the Hong Kong Stock Exchange’s Guidance Letter HKEX-GL112-22, we, as a Grandfathered Greater China Issuer, are allowed to retain our existing weighted voting rights structure after we became primary listed on the Hong Kong Stock Exchange on November 1, 2022. We have relied on and intend to continue to rely on these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Hong Kong Listing Rules.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. If the PCAOB in the future determines again that it is unable to inspect and investigate accounting firms in certain jurisdictions including where the office of our auditor is located, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. According to a report issued by the PCAOB on December 16, 2021, mainland China, where the office of our auditor is located, was determined as one of the jurisdictions that the PCAOB was unable to conduct inspections and investigations completely. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of the PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions including where the office of our auditor is located. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If, in the future, the PCAOB determines that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future.

If our shares and ADSs are prohibited from trading in the United States, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We followed our home country practice that does not require us to solicit proxy and hold an annual general meeting of shareholders for the years of 2017, 2018, 2019 and 2020.

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

Holders of ADSs do not have the same rights as our registered shareholders. The holders of our ADSs will not have any direct right to attend general meetings of our shareholders or to directly cast any votes at such meetings. The holders of our ADSs will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by their ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, the holders of our ADSs may vote only by giving voting instructions to the depositary. Upon receipt of the voting instructions from the holders of our ADSs, the depositary will vote the underlying Class A ordinary shares represented by their ADSs in accordance with these instructions. The holders of our ADSs will not be able to directly exercise their right to vote with respect to the underlying Class A ordinary shares unless they withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our articles of association, the minimum notice period required to be given by us to our registered shareholders to convene an annual general meeting is 21 calendar days, and the minimum notice period to be given by us to our registered shareholders to convene any extraordinary general meeting is 14 calendar days. When a general meeting is convened, the holders of our ADSs may not receive sufficient advance notice of the meeting to permit the holders of our ADSs to withdraw the underlying Class A ordinary shares represented by their ADSs and become the registered holder of such shares to allow the holders of our ADSs to attend the general meeting and to cast their vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent the holders of our ADSs from withdrawing the underlying Class A ordinary shares represented by their ADSs and becoming the registered holder of such shares prior to the record date, so that they would not be able to attend the general meeting or to vote directly. If we ask for their instructions, the depositary will notify the holders of our ADSs of the upcoming vote and will arrange to deliver our voting materials to them. We cannot assure the holders of our ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the underlying Class A ordinary shares represented by their ADSs. In addition, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the underlying Class A ordinary shares represented by the ADSs, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy, or for the effect of any such vote. This means that the holders of our ADSs may not be able to exercise their right to direct how the underlying Class A ordinary shares represented by their ADSs are voted and they may have no legal remedy if the underlying Class A ordinary shares represented by their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, the holders of our ADSs will not be able to call a shareholders’ meeting.

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

We believe we were not a PFIC for the taxable year ended December 31, 2022, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year is a fact-intensive inquiry that can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. In particular, any recent significant decline in the market price of our ADSs increases the risk of us becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. See “Item 10. Additional Information — E. Taxation — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares — Passive Foreign Investment Company.”

If we were treated as a PFIC, such characterization could result in adverse United States federal income tax consequences to a United States investor. For example, if we were treated as a PFIC, our United States investors could become subject to increased tax liabilities under United States federal income tax laws and regulations and would become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares - Passive Foreign Investment Company.”

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

We are a holding company and operate our business through our consolidated subsidiaries, our VIE and its subsidiaries. We commenced operations to provide brand e-commerce solutions in China in August 2007 through Shanghai Baozun, a PRC limited liability company founded by our Chief Executive Officer, Mr. Vincent Wenbin Qiu, Mr. Junhua Wu, Mr. Michael Qingyu Zhang and several other individual investors, or collectively, the Founding Shareholders. Shanghai Baozun, our wholly-owned subsidiary, provides integrated brand-e-commerce solutions to our brand partners, including IT services, store operations, digital marketing, customer services, warehousing and fulfillment.

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

In April 2019, we completed an offering of US$225 million of the 2024 Notes, and the sale of an additional US$50 million in aggregate principal amount of the 2024 Notes pursuant to the exercise by the initial purchasers in full of an option to purchase additional Notes, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (collectively, the “Notes Offering”). We received net proceeds from the Notes Offering of approximately US$269.0 million. Concurrently with the closing of the offering of the 2024 Notes, we also completed an offering of 4,230,776 ADSs (“Borrowed ADSs”), as we entered into the ADS lending agreements with the ADS Borrowers. We did not receive any proceeds from the sale of the initial Borrowed ADSs, but received a nominal lending fee from the ADS Borrowers. In March 2022, we entered into separate and individually privately negotiated transactions with certain holders of the 2024 Notes to repurchase approximately US$166.3 million principal amount of the 2024 Notes. On April 1, 2022, we announced a tender offer to repurchase the outstanding 2024 Notes, which were fully repurchased on May 2, 2022. The Borrowed ADSs were also returned and cancelled in June 2022.

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

In 2021, we launched a proprietary intelligent customer service management system called “Service Anywhere,” or S-ANY, to unify workflow dispatching, training and resource management and to improve consumer journey and ultimately to facilitate transactions. Meanwhile, we continued to upgrade our operating platforms and middle office for better process re-engineering, and to make our automation more digitized, centralized, and integrated. We scaled up two regional service centers in Nantong and Hefei in 2021 to complement our powerful operation and technology infrastructure to further optimize resource allocation and drive efficiency.

In addition, we acquired several complementary business in 2021, including Full Jet Limited, or Full Jet, a strategic and brand-focused industry expert that specializes in developing go-to-market strategies for high-end and luxury brands entering the Chinese market; Shanghai Yi Shang Network Information Co., Limited, or eFashion, a leading e-commerce solutions provider for fashion brands focusing on bringing international fashion brands to China; Shanghai Morefun Information Technology Co., Ltd., or MoreFun, a technology-oriented digital marketing solution provider in China’s e-commerce industry; Suzhou Baoleantone International Logistics Co., Ltd, or BolTone, a warehouse and supply chain service provider in mainland China; and Bao Best IOT Technology (Suzhou) Co., Ltd., or BaoBest, a supply chain businesses operator in mainland China. We target to acquire complementary businesses that enhance our vertical competitiveness, expand economies of scale, and help make our business portfolio more resilient and balanced. We anticipate that mergers and acquisitions will become an incremental driver for our value proposition to our brand partners and growth prospects.

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

In 2022, we further expanded our regional service centers towards more cities, more staff and more functions to reduce costs, increase efficiency and improve service quality. Specifically, more than 1,600 of our customer service staff are located in regional service centers. Function wise, our multi-location service centers now comprise multiple services such as operations, customer service, digital marketing and IT solutions.

In 2022, we launched Baozun Omni-Channel Digital Operating Platform to deepen the commercialization of technology and explore new market opportunities. Baozun Omni-Channel Digital Operating Platform enables multiple channel order fulfillment and delivers powerful omni-channel D2C, data intelligence and decision support functionalities to our brand partners.

In November 2022, we voluntarily converted our secondary listing status to a primary listing status on the Hong Kong Stock Exchange. We are now a dual primary listed company on both the Hong Kong Stock Exchange and the Nasdaq Global Select Market, and our ADSs listed on the Nasdaq Global Select Market and the Class A ordinary shares listed on the Hong Kong Stock Exchange remain fungible and convertible in both directions, subject to certain limitations. See “Item 3. Key Information - D. Risk Factors – Risks related to Our Ordinary Shares and ADSs – We are permitted to rely on exemptions from certain corporate governance standards applicable to Hong Kong listed issuers under the Hong Kong Listing Rules, which may afford less protection to holders of our ordinary shares.”

On November 8, 2022, our wholly-owned subsidiary, White Horse Hongkong Holding Limited, entered into a share purchase agreement with The Gap, Inc. (“Gap”) and Gap (UK Holdings) Ltd. for the acquisition of the entire equity interests of two of its operating entities, Gap (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited, which operate the whole business of Gap Greater China. In the meantime, certain affiliates of ours and Gap’s entered into a series of business arrangements through which Gap grants us the right to manufacture, market, distribute and sell Gap products in Greater China with local creation capabilities on an exclusive basis. The duration of these business arrangements totals 20 years, with an initial term of ten years that can be renewed twice with each renewal of a five-year term.

At the end of 2022, after the acquisition of Gap Greater China, we restructured our organization structure. We now have three major business lines, namely Baozun E-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). BEC represents our existing China e-commerce revenue source, while BBM and BZI are incremental opportunities providing tangible growth paths over the next five years.

Our principal executive offices are located at No. 1-9, Lane 510, West Jiangchang Road, Shanghai 200436, the People’s Republic of China. Our telephone number at this address is +86 21 6080-9991. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our Internet address is www.baozun.com. The information on our website is not a part of this document. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the website of http://www.sec.gov.

B.      Business Overview

We are the leader and a pioneer in the brand e-commerce service industry and a digital commerce enabler in China. China’s brand e-commerce service industry represents the third-party service industry in which e-commerce service providers provide e-commerce services to brands, including IT solutions, online store operation, digital marketing, customer services, and warehousing and fulfillment. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. We help brands execute their e-commerce strategies in China.

Our competitive advantages have enabled us to achieve rapid growth in the number of our brand partners. We serve global leaders in their respective verticals such as Philips, Nike and Microsoft. Our ability to help brand partners navigate through the challenges imposed by COVID-19 leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions demonstrates the value of our services. With our excellent performance, along with several complementary acquisition during 2022, we managed to grow our brand partners to more than 400 as of December 31, 2022.

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

Leveraging our technology capabilities, we have continuously expanded and enhanced our service offerings to brand partners throughout our history. Our technology stack can support all categories of products and is comprised of three layers:

●	Front-end systems, including various cloud-based omni-channel technology solutions, customized SaaS (software as a service) tools and efficiency-oriented applications.
●	Middle-end systems, including business middle platform and data middle platform.
●	Back-end infrastructure, including proprietary Baozun Hybrid Cloud with strong computing, storage and network capabilities.

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
Whether we hold inventory and are subject to inventory risk

Yes

We assume inventory ownership under the distribution model and thus are subject to inventory risk. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.” We carefully select brand partners with low inventory risks and high growth potential for this model.

		No	No

Our GMV was RMB55,687.4 million, RMB71,053.9 million and RMB84,274.1 million (US$12,218.6 million) in 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, our total net revenues were RMB8,851.6 million, RMB9,396.3 million and RMB8,400.6 million (US$1,218.0 million), respectively. For the same periods, net revenues from product sales accounted for 44.1%, 41.2% and 31.5%, respectively, of our total net revenues. We recorded net income of RMB426.5 million in 2020, and net loss of RMB206.0 million in 2021, and net loss of RMB610.4 million in 2022. We had non-GAAP net income of RMB536.1 million, RMB217.4 million and RMB182.6 million (US$26.5 million) in 2020, 2021 and 2022, respectively. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Non-GAAP Financial Measures.”

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. In addition, we had another 13 certificates awarded by Alibaba platform. In 2022, we were also awarded as “excellent online service provider” and “independent service provider” of Tencent Cloud Mall Excellent Partner in Tencent Intelligence Retail Qianyu Program, and a 2022 Brand Service Provider by Douyin Platform.

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

In 2020, 2021 and 2022, net revenues from product sales accounted for 44.1%, 41.2% and 31.5%, respectively, of our net revenues, and net revenues from service accounted for 55.9%, 58.8% and 68.5%, respectively, of our net revenues. In light of the macro-uncertainties, our strategy for product sales and distribution model is to pursue high-quality growth with a clear focus on profitability and working capital efficiency. We optimized several brands partners for product sales in 2022, which resulted in our net revenues from product sales as a percentage of total net revenues declined from 41.2% in 2021 to 31.5% in 2022. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives, as well as optimize our resource allocation. Accordingly, our revenue mix may vary over time.

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

Where necessary, we also help our brand partners set up or improve the suitability of their own IT infrastructure for e-commerce operations. We have made significant investments and intend to continue to invest in developing our proprietary technology platform to deliver solutions that aim to address comprehensive e-commerce needs across different sales channels for our brand partners. Our technology systems and applications facilitate our brand partners’ digital transformation throughout their e- commerce value chain: from storefront sales to backend fulfillment, from user acquisition to customer lifecycle management, from achieving operational efficiency to gaining industry insights. Our IT services enable our brand partners to quickly adapt to the local e-commerce market and effectively service online shoppers in China without the costs associated with establishing and maintaining local infrastructure and capabilities on their own. For more information about our technology infrastructure and capabilities, please see “ — Technology Infrastructure and Business Application Portfolio.”

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

●	Merchandising: Each operations team has merchandising staff in charge of maintaining an appropriate level of inventory for online stores by procuring products to be sold on our brand partners’ online stores and forecasting quantities to purchase based on expected demand. Our operations teams also assist our brand partners in launching products, managing product listing, and processing sales orders in online stores. We manage sales orders through our proprietary OMS that integrates with our other technology platforms to ensure smooth online transactions. Our merchandising staff monitors store sales through periodic sales reports.
●	Site Content Management: In addition to providing design services during the initial store setup, we also periodically update the content in stores we operate in order to maintain the appeal of the online stores. We have a design services team that helps ensure that brands’ online stores are artfully presented, and refreshed in keeping up-to-date with our brand partners’ latest advertising campaigns. Our design services team regularly works with our brand partners in producing the most updated digital content, including product photography, site banners and other promotional content. For more information about our design services team, see “ — Digital Marketing — Creative Contents.”
●	Store Event Management: Our store event management system monitors and identifies events and activities on e-commerce marketplaces or other channels, and systematically manages application and registration procedures in batch processing, including event consolidation, goods identification and data unification, and visual content organization and upload, to improve efficiency and minimize errors. With this robust system, we were able to effectively manage the number of employees engaged in our store event management functions.

Digital Marketing

We believe digital marketing is key in boosting visitor traffic, increasing conversion and overall transaction volume at online stores. Our omni-channel brand e-commerce operation capabilities enable us to effectively leverage diverse data to conduct results-driven marketing planning and execution. We have developed multi-faceted digital marketing capabilities and are able to effectively design and execute marketing plans across various online platforms, including official marketplace stores, brand stores, as well as other major and emerging online media and channels. Our digital marketing service can also be provided independently from our brand e-commerce service and is available to our non-brand partners, which serves as an additional brand partner acquisition channel.

Leveraging our experience in the e-commerce value chain, we have achieved broad awareness and recognition of our expertise in digital marketing. We have received Silver award for Greater China e-commerce Agency of the Year, which is the first time that we receive recognition on Campaign China, a well-established global industry award. In the ROI Festival 2022, we won two silver awards for our marketing campaign cases and one bronze award for public and private domain integrated operation. The ROI Festival is considered one of the most influential award ceremonies for creative marketing in Asia. We also won eight gold prizes and were awarded as the annual marketing agency in 2022 Tiger Roar. In 2022, we were named as the “best marketing service provider” for the sixth consecutive year by the Golden Wheat Awards, a reputable award for the e-commerce industry. In 2022, we were awarded as digital marketing agency of the year for the third consecutive year by the Golden Mouse Awards.

As a solid partner to different platforms, we also received agency certifications from reputable marketplaces and platforms. For Alibaba Group, we have been the 6 star service provider for Alimama solution, data ISV provider, innovative engaging ISV provider as well as the leading pioneer service provider with Lingyang. Being able to be recognized as the key marketing partner on various different marketing categories, we believe we will enhance our in-depth understanding of consumer behavior, increase effectiveness of our digital marketing service, as well as further strengthen our advantage in e-commerce operations. For JD, we are also the official media partner as well as data ISV partner. We have been working closely with JD to provide a holistic engaging CRM mini-program solution which are well received by various clients. For Douyin, we became their certified ISV and were awarded as the Industry Pioneer. Finally, we are the only Tencent partner who received both excellency on eCommerce operation and technical ISV.

Our digital marketing capabilities include (i) marketing campaign planning and media services; (ii) social marketing; (iii) creative content; (iv) big data support & CRM.

●	Marketing Campaign Planning and Media Services: We provide both marketing campaign planning and media services to our customers. Our unique offering on integrated commerce marketing campaign is our data insight to our target audience as well as our in-depth knowledge of their behavior. Based on that determination, we create a tailored customer journey and communications engagement campaigns to have the most impact on the targeted audience. Our media planning capability is based on achievable ROI as well as brand building potential.

Our diversified media services on major digital platforms include but not limit to search engine optimization, brand ads, programmatic ads and feeds. For example, based on our understanding of the methodologies and mechanisms adopted by different platforms, we customize the content of the stores we operate to achieve high rankings. Where appropriate, we also help our brand partners to negotiate arrangements with platforms to use new products that can achieve higher ROI. To optimize our efficiency and effectiveness of our media solution, we developed a media tool call Yunbian. Yunbian can help to create media plans as well as reports that can significantly help our media professionals to do media placement. Yunbian is now connected to Ali, Tencent and Jingdong. For more information about our data warehouse and reporting system, please see “ - Technology Infrastructure and Business Application Portfolio - Back-end proprietary technology infrastructure.”

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

We identify preferred social media platforms for our brand partners then open and operate accounts on these platforms for our brand partners. We create and publish contents on our brand partners’ accounts, and we engage in dialogue with consumers who post on our brand partners’ accounts. We track visitors’ activities and analyze the impact of our social marketing outreach, and we also facilitate interactive marketing through livestreams and short-form videos.

In 2019, we were certified by Alibaba Group as an MCN partner. Starting 2020, we became an authorized marketing partner of Douyin. We have been closely following industry trends and remain on track to further expand our services to include a wider array of comprehensive digital marketing solutions. These solutions include new initiatives such as live streaming, key opinion leader and key opinion consumer positioning to convert marketing power into sales results.

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

We have developed and utilized Yunzhuan, an AI-based automated content generator that identifies specifications of merchandise based on pictures of such merchandises using image recognition technology and automatically generates batches of promotional articles on such merchandises, which helps to reduce manual inputs and improve marketing efficiency. Yunzhuan can also do AI video editing that fits the fast-moving livestreaming environment to create product specific short video that can become social content to drive traffic.

We provide live streaming services for brands on various platforms. Our services cover the planning and production of live and short video content. We have a large and stable KOL resource to help brands screen high-quality influencers. Through data analysis, we provide brands with merchandise strategies of live streaming. The mastery of the platform's algorithm logic enables us to provide brands with refined live media placement services.

●	Big Data Support: We work with platform to provide insightful analysis that can help brands to perform better on e-commerce. By apply these insights to create impactful marketing campaigns for our brand partners which can refine their digital marketing strategies under a results-driven approach. We have developed our own business intelligence software, which enables real-time analysis of transaction data across personal computers and mobile channels to make more targeted and insightful marketing recommendations to our brand partners.

We provide a one-stop CRM service from strategy to execution. Our CDP helps brands integrate member data from different platforms, form visual dashboards, and automatically generate intelligent analysis reports. We provide customized member mini program planning, design and development for brands. We tailor activities, content and mechanisms for brands that cover the entire consumer lifecycle.

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

We assign our brand partners with dedicated brand customer service teams for pre-sale and post-sale customer services, who have undergone customer service training, initial and periodic examinations and targeted coaching sessions. In 2021, we launched a proprietary intelligent customer service management system called “Service Anywhere”, or S-ANY, to unify workflow dispatching, training and resource management, and to improve consumer journey and ultimately to promote transactions. In 2022, we further utilized S-ANY across our multi-location regional service centers to reduce cost and increase efficiency.

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

In 2021, we further expanded our logistics network through our acquisitions of BolTone and BaoBest. The acquisition of BolTone has enlarged our premium warehouse capacities and extended our vertical coverage such as fast moving consumer goods category and beauty and cosmetics category. This acquisition has also brought us more customs declaration business and B2B business opportunities. The acquisition of BaoBest provides us with integrated logistics and delivery resources in Suzhou region, helping us to achieve regional cost advantage and increase customer stickiness. Once fully integrated, we believe BolTone and BaoBest will help us generate business synergies going forward.

As of December 31, 2022, we directly operated 40 warehouses with an aggregate gross floor area of over 1,030,000 square meters in nine cities, including Shanghai, Beijing, Suzhou, Shenzhen, Guangzhou, Langfang, Chengdu, Wuxi and Jiaxing Our directly-operated warehouses fulfilled approximately 68.3 million, 50.4 million and 56.8 million outbound orders to consumers in 2020, 2021 and 2022, respectively. Our warehouses cater to different product categories. In addition, we also collaborate with four third-party warehousing service providers and store goods in warehouses operated by them as of December 31, 2022, to better utilize warehouse resources and better serve brand partners’ needs.

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

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2022, we provided e-commerce solutions to more than 400 brand partners primarily under service contracts with a term typically ranging from 12 months to 36 months. Our brand partners cover diverse product categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby products; and automobiles. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands we operate under the distribution model and (ii) provision of our services to these brand partners primarily under the consignment model and service fee model. Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Our contracts with our brand partners are generally not on an exclusive basis and we generally do not have contractual rights to exclusively sell the products of our brand partners on any e-commerce channel under the distribution model. As a result, we may face competitions with other brand e-commerce service providers that our brand partners work with. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may not be able to compete successfully against current and future competitors.”

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

Official Brand Stores and Social Media Channels

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

Our brand partners increasingly merge their view of their official brand stores and WeChat Mini-Programs into a single private domain, and as such, we have consolidated our official brand stores and WeChat Mini-Programs into a single metric. As of December 31, 2020,2021 and 2022, we operated 96, 95 and 101 official brand stores and Wechat Mini-program stores, respectively.

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

Technology Infrastructure and Business Application Portfolio

We have made significant investments in developing our proprietary technology platform. We will continue to invest in our platform to support IT commercialization and deliver solutions that address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. Our technology systems and applications facilitate brand partners’ digital transformation throughout the e-commerce value chain--from storefront sales to backend fulfillment; from consumer acquisition to customer lifecycle management; from achieving operational efficiency to gaining industry insights. We have copyrights to 238 software programs developed by us relating to various aspects of our operations as of March 31, 2023.

Our technologies span across all areas of digital commerce areas--from business applications to data intelligence, and from technology platforms to enterprise integration. Business applications include Direct-to-Consumer touchpoints, Omni-channel business operations, and Big data business intelligence. Technical stacks encompass IaaS, PaaS, and SaaS layers.

Business applications: Direct-to-Consumer touchpoints

●	Transaction Service Application: UNEX, Baozun’s private domain transaction platform, supports rich interactive marketing scenarios, adopts the SaaS tenant model, and enriches private domain services of multiple brands and multiple sites. UNEX is seamlessly integrated with our e-commerce support systems such as order management system, or OMS, and warehouse management system, or WMS, to ensure synchronization across omni-channel solutions.

●	Cloud-based System is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. It allows us to efficiently build up comprehensive functions for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. The system contains various prototypes to ensure greater efficiency in setting up online stores, while also supporting comprehensive customization to best fulfill brand partners’ specific needs. Such a system helps us improve our operating efficiency, reduces store maintenance costs, and improves our ability to serve more brand partners. At the same time, front-end components are abstracted and updated to better serve brand partners’ private domain business.
●	Customer Service Application: Customer Relationship Management (CRM) system, or Shopcat, which is based on Baozun’s big data platform, enables our brand partners to go through the whole range of members and precipitates consumer data assets. Supported by business oriented product design based on our big data platform, Shopcat assists operational decisions. Shopcat also integrates online and offline membership programs to facilitate our O2O initiatives. Collectively, Shopcat and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and proprietary transaction data to generate actionable insights for our brand partners.
●	O2O Solutions allow brand partners to seamlessly integrate their inventories across offline and online channels to share and optimally utilize resources of products and inventories across different channels. These solutions provide seamless data integration that cover order routing, customer management, products and inventory intelligence, and delivery optimization.

Business applications: omni-channel business operations

●	Construction and integration of omni-channel user-interfaces facilitate brand partners to stay engaged with consumers wherever they are. Our solutions cover brand partners’ official brand stores and major online marketplaces in China, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou, and offline stores.
●	Merchandise Service Application: Product Information Management (PIM) system provides a one-stop digital asset management platform for brands, helping the brands quickly expand their businesses through all channels, and ensuring the consistency of product experience through all channels.
●	Fulfillment Service Application: Order Management System (OMS) controls the processing of sales orders by online stores, including order data fetching and transfer, and fulfillment. This core system connects both internal and external warehousing systems and is capable of tracking order statuses. It also manages all post-sales services such as order canceling, product returns and payment refunds. OMS currently supports all channels including marketplaces and official brand stores.
●	Inventory and Order Service Platform ( IOSP): IOSP is designed for our omni-channel e-commerce and O2O initiatives, which instantly and precisely interlinks and synchronizes with inventories at each of our brand partners’ omni-channels. It allows brands to consolidate digital inventories and to dispatch across different scenarios at each of their retail omni-channels. IOSP is comprised of two key modules: Inventory Management, which enables real-time smart inventory monitoring and management to ensure sufficient inventories across channels; and Order Routing, which assigns orders based on optimal inventory level, inventory location and fulfillment cost. IOSP helps brands reduce inventory cost, minimize overselling risk and maximize the management efficiency of inventories.
●	Warehouse Management System (WMS) assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow and enhance labor productivity. Our WMS covers brand partners’ logistics needs in both B2C and B2B businesses.
●	Financial Service Application: Recon-Ease provides full-domain e-commerce financial accounting solutions. Based on the best practices of financial accounting scenarios on mainstream e-commerce platforms, Recon-Ease realizes automatic financial reconciliation and efficient financial operation of online businesses.

Business applications: Big data business intelligence

●	BI Applications: The data scope of BI covers the whole business data, and it has multi-level business data collection and analysis capabilities. It is a highly flexible visual analysis platform.
●	Artificial Intelligence Application: Selling Machine (SEMA) brings continuous growth to the brand through data drive. This system has a variety of built-in data models, which are combined with AI algorithm to carry out intelligent recommendation strategy and digital marketing.

Technology infrastructure

●	BaaS (Business applications as a service) includes transaction, commodity, promotion, inventory, payment, order, price, membership and other modules content
●	DaaS (Data applications as a service) collects and organizes data relating to product information, transaction information, consumers’ geographic location and purchase history throughout all stages of business transactions.
●	PaaS (Platform applications as a service) comprises Technology Platform and Data Exchange Platform. Technology Platform includes tenant management, development and operation of basic services, technical monitoring and alarm, secondary development and operation of open- source middleware, etc. Data Exchange Platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system and also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.
●	Baozun Hybrid Cloud is a hybrid cloud infrastructure, upon which our proprietary technology is built. Baozun Hybrid Cloud provides secure and elastic computing power, storage, and network infrastructure that facilitates brand partners’ business 24/7. It can be readily expanded internally or through public clouds (such as AliCloud, AWS cloud) to accommodate business and customer needs. Baozun Hybrid Cloud and its underlying data centers achieve multiple levels of system and network redundancies and resiliencies, and enhance our storing and computing capabilities with added flexibility to improve efficiency and reliability.

In late 2022, we began to focus our R&D efforts on the Platform layer, aiming to fundamentally enhance our technology’s core competency and market competitiveness, including expediting time-to-market, optimizing cost-structure, and expanding addressable market. Specifically, the efforts involved (1) multi-cloud development lifecycle, (2) light-mode deployments, (3) internationalization, and (4) Enterprise Application Integration (EAI) standardization.

IT Commercialization

It is worth highlighting that in 2022, Baozun officially launched a new technology business brand named Baozun Omini-Channel Digital Operating Platform (“BOCDOP”), aimed at supporting the digital transformation of the retail industry. BOCDOP seamlessly integrates Baozun’s comprehensive technological capabilities, focusing not only on differentiated business layouts between different channels and the integration of online and offline channels, but also on the integration of various business forms (shelf e-commerce, social e-commerce, offline self-operation, etc.) and the hierarchical authorization of multi-organizational operation modes (group organization, brand self-operation, TP agency operation, etc.). BOCDOP also focuses on comprehensive and integrated management of back-end product operation, order fulfillment, inventory management and other aspects for multiple channels, and is committed to empowering the digital transformation of a wider global retail market by providing an end-to-end digital business solution covering brand.

In order to help brands better address the complicated and diverse scenarios of new retail business and to streamline the entire e-commerce operation process, BOCDOP introduced three key tools that comprise an end-to-end digital business solution for brands:

1.	A Direct-to-Consumer comprehensive solution centered on consumers;
2.	An omni-channel operation solution that focuses on rapid expansion of channel business and improving operational efficiency;
3.	A big-data intelligent application that focuses on big data modeling algorithms and frontier scientific technology innovation.

BOCDOP has begun full-scale operations and is collaborating with top global industry brands to provide brand customers with technology services that cover the entire domain, including all channels and all processes.

In 2022, our IT commercialization made preliminary achievements and won a number of projects. Customers include leading brands in 3C, FMCG, luxury, auction and sport-goods trades industry.

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

We also rely on technologies that we license from third parties, such as Microsoft, Adobe and certain management information systems. These licenses may not continue to be available to us on commercially reasonable terms in the future or at all. As a result, we may be required to obtain substitute technologies. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.”

We regard our trademarks, patents, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2023, we owned 203 registered trademarks, 6 patents, copyrights to 238 software programs developed by us relating to various aspects of our operations, and 97 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

Data Privacy and Cybersecurity

Data privacy protection and cyber security are top priorities for us. We have developed strong cybersecurity technology and practices that safeguard our systems and data and have established a dedicated team to supervise our data protection and data security, ensure compliance with applicable laws and regulations and ensure that we are meeting the expectations of consumers and our brand partners. Through our privacy policy, consumers and our brand partners can learn how their data is used and provide consent for data collection when necessary. Our multi-layer security infrastructure provides comprehensive data security infrastructure for continuous monitoring and system protection throughout all platforms. We received our ISO27001 certifications in December 2015, which was renewed in December 2018 and December 2021, respectively, each with a valid term of three years. We received our GB/T 19001-2016/ISO 9001:2015 certification in October 2020 with a valid term of three years. We also received certification of Level 3 of Classified Protection of Cybersecurity for Baozun E-commerce Transaction System in April 2019, Baozun E-commerce Operation Service System in September 2021 and Baozun E-commerce Omni-Channel Business System in September 2021, each of which is currently under renewal. We do not expect any difficulty in renewing such certifications.

We responded quickly to the Personal Information Protection Law which took effect on November 1, 2021, and completed the system transformation in 2021, including core system data desensitization, data encryption, batch export control, and implement personal information protection, data security protection, and key infrastructure protection from the management and technology aspects.

In 2022, Baozun E-commerce has successfully passed the ISO27701 certification for Privacy Information Management System, which is another international security authority certification that Baozun E-commerce has obtained after obtaining the ISO27001 certification for Information Security Management System in 2015. This highlights Baozun E-commerce’s commitment to international standards in the fields of information security and privacy protection, providing secure and reliable information technology services to enterprise users, partners, and employees. As a leader and pioneer in the brand e-commerce industry, Baozun E-commerce continually insists on assuming corporate compliance responsibilities, including actively responding to legal and regulatory requirements, establishing a data security committee, planning a security technology system, and promoting the implementation of various works related to information security and privacy protection through measures such as system design, process management, compliance audit, and system construction. ISO27701 is the extension standard of ISO27001 in management, and it is considered one of the most authoritative privacy protection standards globally.

Customers and Suppliers

Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Customers

Our top five customers and their affiliates accounted for 26.6%, 19.2% and 21.4% of our total net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. These customers are brand partners under the consignment model or service fee model. Our largest customer and its affiliates accounted for 15.7%, 11.4% and 14.0% of our total net revenues for the same periods, respectively. For concentration risk related to our brand partners, please see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

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

Suppliers

Our top five suppliers and their affiliates accounted for 70.9%, 59.7% and 59.0% of our purchases for the years ended December 31, 2020, 2021 and 2022, respectively. Our largest supplier and its affiliates accounted for 47.0%, 34.3% and 29.7% of our purchases for the same periods, respectively. These suppliers are our brand partners and/or their authorized distributors under the distribution model. We select and purchase goods from such brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of them. We do not deem any of such suppliers as material since they only contributed to less than 10% of our GMV in aggregate during the year ended December 31, 2020, 2021 and 2022.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide supplementary commercial insurances, including but not limited to health insurances, transportation insurances, and accidental injury insurance to some of our employees and interns. In addition, we provide freight transportation insurance, professional liability insurance and commercial comprehensive liability insurance to insure our business operation. We maintain directors’ and officers’ liability insurance for our directors and officers. Except for a cyber information security insurance policy we have purchased that may cover income losses or other related losses suffered by certain of our subsidiaries due to service interruption caused by any cyber security or privacy events, we do not maintain business interruption insurance, nor do we maintain product liability insurance or key-man life insurance. We consider that the coverage from the insurance policies we maintain is adequate for our present operations and is in line with the industry norm. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.”

Competition

We face competition from other brand e-commerce solutions providers and digital commerce enablers in China. We differentiate ourselves from our competitors in our omni-channel end-to-end solutions along the e-commerce value chain that cover diverse product categories. In contrast, our competitors typically fall into one of the following three categories: (i) provide a narrow scope of e-commerce services and address limited aspects of brands’ e-commerce strategies; (ii) provide a narrow scope of e-commerce services on multiple e-commerce channels but lack the ability to provide services for multiple product categories; or (iii) provide basic end-to-end e-commerce services (including basic online store operations, customer services, IT services, marketing services and warehousing and fulfillment services) but lack the ability to help brands develop and execute e-commerce strategies across omni-channels or provide multi-category services. Brands that seek collaboration with our competitors may end up having to work with multiple service providers with different technology infrastructure, information system and operational requirements, while their e-commerce related needs can be served by our omni-channel end-to-end solutions in a seamless and efficient manner.

Environmental Social and Governance

We are committed to providing solutions in a responsible and transparent manner to drive sustainable development and increase value creation for all stakeholders. Sustainability is an integral part of the way we operate and positively impacts the communities in which we do our business. In 2022, we released our second Environmental, Social and Governance Report and published our first Carbon Neutrality White Paper. With the vision of “technology empowers the future success”, we will continue to build sounding Environmental, Social and Governance (ESG) management, and contribute to global sustainable development goals through innovation and creating shared value.

Governance

Baozun is a leading brand e-commerce solutions provider and digital commerce enabler in China. We believe that a solid corporate governance and excellent ESG performance are fundamental for continued growth and sustainable development. We have established a sustainability committee to enhance ESG management.

ESG Governance: we integrate ESG concepts into our culture and daily operations, and has established a top-down ESG governance structure to ensure that our ESG strategy and commitment are embedded in the organization and throughout the business. Our board of directors has overall oversight and ultimate responsibility for our ESG issues. Our sustainability committee is responsible for recommending ESG strategies, identifying major risks and opportunities, and approving and reviewing all ESG-related policies. Building on this foundation, we empower the sustainable development task force to assist in the formulation and implementation of ESG practice initiatives, thus ensuring that the appropriate and effective ESG risk management and internal control systems are in place. Our sustainability committee consists of Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, Mr. Yiu Pong Chan, our director, Mr. Arthur Yu, our chief financial officer and president of BEC, and Mr. Aaron Kwok Yuen Lung, our senior vice president, in which Mr. Vincent Wenbin Qiu is the chairman. Our sustainability development task force is composed of various operational departments and business units of the company.

Board Independence and Diversity: We are well aware of the long-term benefits of board independence and diversity for a business. As of December 31, 2022, our board of directors had a total of eight members, including four independent directors and two female directors, of whom Ms. Bin Yu is chairperson of the audit committee of our board of directors.

Risk Management: Through the risk assurance committee led by our senior management, we have established a sound risk management and internal control mechanism to identify, prevent and control risks related to business operations. We have set up a full-time internal audit team under our Legal & Risk management department, who reports to audit committee of our Board of Directors. The internal audit team assumes the responsibility for providing independent evaluation and appraisal of the effectiveness of the Company’s risk management and internal monitoring system. It identifies the control implementation deficiencies in the various departments daily operation processes, proposes improvement plans and continuously tracks the actual implementation of improvements to achieve continuous monitoring and reduction of the Company’s risks in a timely manner. In 2022, the company identified risks including financial risks, operational risks, fraud risks, cyber security risks, investment and funding risks as well as external regulatory risks.

Business Ethics: We take a zero-tolerance approach to any violation of laws and regulations or improper behavior in commercial activities in order to create a healthy and ethical culture. In terms of anti-bribery and anti-corruption, we formulated policies and procedures, established the compliance and fraud investigation department and an anti-corruption management structure with clear responsibilities, and continued to enhance integrity awareness. Meanwhile, we have established whistleblowing channels and whistleblower protection policy. In 2022, there were no reported violations of anti-competitive behavior or anti-corruption incidents.

Environmental Sustainability

Based on green development and low-carbon operation, we continue to minimize our environmental impact caused by operations. We are committed to raising public awareness about environmental issues, promoting an eco-friendly mindset among our business partners, and promoting sustainable consumption.

Responding to Climate Change: We recognize the impact of climate-related risks and opportunities on our business operation, and are working to mitigate such impact by building business resilience. In 2021, following suggestions of the Task Force on Climate-related Financial Disclosures of the Financial Stability Board, we identified climate change-related risks and opportunities through policy studying, benchmarking against peer businesses and consulting experts. Based on the identification of climate change risks and opportunities, we also analyzed and evaluated the carbon footprint and environmental impact of the product lifecycle, covering the entire process of upstream and downstream transportation, office operations, and product disposal. We target to reduce greenhouse gas (GHG) emission (Scope 1, 2 and 3 ) by 50% by 2030, compared to a 2021 baseline, and to achieve GHG neutrality (Scope 1, 2 and 3) by the end of 2050. In 2022, our Scope 1 and Scope 2 GHG emissions down 40.6% from 2021, and we lead 30% of core suppliers to undertake carbon reduction projects, and continuously promote sustainable work and living for employees and consumers. In addition, Baozun’s score in the supply chain module of the CDP climate change questionnaire improved from D to B level in 2022, which fully reflects our efforts to promote green development in the whole value chain.

Green Operation: We actively promote “green” initiatives such as our “green storage and logistics,” “green packaging,” “green supply chain” and “green workplace.” We optimize warehousing equipment, create automated and integrated warehousing and logistics centers, reduce electrical energy consumption in warehousing and replace diesel vehicles with electric vehicles. And we also promote the use of simple packaging, biodegradable and reusable packaging, and recyclable and reusable paper boxes, and minimize materials used in our logistics operations, as well as implementation of garbage classification and recycling, among other measures. In 2022, we saw a reduction of 12,256,000 meters of tape use, recycled up to 2,240 tons of packaging material. As for the vehicles used within the park, electric forklifts are used as tractor vehicles, and by optimizing the size and capacity of the forklifts and the transport routes in the park, the number of empty vehicles and the number of electric forklift transports with the same operational volume are reduced. Thus, the annual electricity savings can reach 14,600 kWh in 2022. In addition, Baozun proactively builds zero-carbon parks based on the “3R” carbon reduction concept, while promoting energy conservation and carbon reduction in warehousing and logistics parks. In 2023, Eshang Park will be the first “zero carbon park” in Baozun, which has passed the third-party carbon verification and achieved carbon offsets through the purchase of CCER (Certified Voluntary Emission Reductions) by the Shanghai Environmental Energy Exchange.

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

Social

We are committed to empowering the development of the industry with technology and innovation, providing high-quality services and innovative solutions to our brand partners, and creating shared value with our employees, community and society at large. In 2022, we received 18 awards and recognition for our excellent services, and three sustainability awards and honors.

Employee rights and benefits: We adhere to the principle of fair employment and equal pay. We strive to provide our employees with comprehensive social benefits, a diverse work environment and a wide range of career and leadership development and training opportunities. As of December 31, 2022, we had a total of 7,588 full-time employees (including 1,266 full-time employees from the acquired business entities during 2022), and our total employee training hours reached 152,751 with an average training hour per employee of 20.08. In 2022, we received 4 awards in employment aspect, such as Lagou 2022 Top Employer of the Year in the Internet Industry in China Z Times Favorite TOP Employer, and 51 Job 2023 Outstanding Employer Award for Excellence in Human Resource Management.

Innovation: Technology is the essence of future retail and is our DNA. We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of our brand partners’ retail business. Based on the deep understanding of brand e-commerce operation, we have joined hands with brand partners to embrace the new opportunities of omni-channel growth in the post-epidemic era and unremittingly explore new solutions. In 2022, we launched several innovative products and services, such as data algorithm marketing tools. On the basis of our operational experience, we proposed the core theory of 4Machine, constructed an advanced technology framework, and launched the technological business brand, BOCDOP, to create a technology-driven, omni-channel digital product and service configuration for Baozun, which will enable “good technology” to provide a better consumer experience and generate greater business value for brands. As of March 31, 2023, we had applied for 73 patents and 241 computer software works to be developed by us relating to various aspects of our operations.

Information Security and Privacy Protection: Information security is regarded as the basis of our service. We have established our information security management committee as the highest decision-making body, with overall responsibility for our information security and privacy protection strategies and practices, and reporting directly to our board of directors. We review our information security work in accordance with advanced domestic and international standards and complete the construction of information and data security from four dimensions: information security management structure and system, taking key safeguard measures and actions, building an emergency mechanism, and strengthening employee’s awareness. In 2022, we passed the ISO 27701 Privacy Information Management System Certification for the first time, signifying that the level of enterprise privacy information management has reached international standards; we expanded the coverage of Level Three of Classified Protection of Cybersecurity and added six new sub-systems such as CRM to the level protection assessment, and as at the end of the reporting period, a total of 13 sub-systems of the four major systems have passed the certification audit by the national assessment bodies. There were no information security accident or data leak reported in 2022.

Customer Satisfaction: We provide customer service operations for our brand partners. We set up a dedicated customer service team for each brand partner, and continue to improve our services to bring better experiences to all consumers. In 2022, we launched our first partnership with the COPC (Customer Operations Performance Center) to provide the COPC® Customer Experience Excellence in Practice Training for our employees. After 4.5 days of off-the-job training, all 13 enrolled employees scored 90% and above and were awarded COPC® Customer Experience Navigator qualification certificates certified by COPC, enhancing the professional competence of our customer service staff. In 2022, the Company updated and iterated its self-developed integrated management platform S-ANY, with 10 updated functions in total to improve customer service efficiency and quality. We rely on the intelligent quality inspection function of the S-ANY platform to enable AI comprehensive quality inspection, multi-dimensional automatic analysis of abnormal conversations and service visualization inspection to improve the efficiency of customer service quality inspection.

Diversity and Inclusion: We are committed to providing all employees with equal opportunities at the workplace by upholding the values of honesty, integrity and mutual respect. We believe diversity is fundamental to maintaining our ability to innovate. We dedicated to increase gender diversity. Meanwhile, we provide job opportunities for people with disabilities and encourage them to exert their creativity in their positions, and provide them with a barrier-free working environment. In 2022, we hired 14 employees with disabilities, working for our operation, human resources, and design departments. As of December 31, 2022, the proportion of female employees reached 59.58%, increased by 1.73% compared with that of December 31, 2021.

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

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor, and did not make additional allowance in 2022.

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

Regulations Regarding Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures, or Negative List, for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by MOFCOM and the NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On December 27, 2021, MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. On October 26, 2022, MOFCOM and the NDRC also jointly promulgated the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023.

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

Foreign Investment in Value-Added Telecommunications Businesses

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises , issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008, February 6, 2016 and May 1, 2022 (namely, the “2022 FITE Regulations”). MIIT issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT license, is prohibited from leasing, transferring or selling the VAT license in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in China. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), provision of value-added telecommunications services falls within the ‘restricted’ category. As such, the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. Pursuant to the 2022 FITE Regulations which came into effective on May 1, 2022, in general, foreign investors are not allowed to hold more than 50% of the equity interests of a company engaged in value-added telecommunications services. On March 29, 2022, the State Council promulgated the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations (the “Decision”), which came into effect on May 1, 2022. According to the Decision, the requirement of good track record and operational experience of the primary foreign investor in a foreign-invested value-added telecommunications enterprise, as stipulated in the 2022 FITE Regulations was cancelled.

To comply with such foreign ownership restrictions, we currently hold a VAT license for domestic call center services and internet information services through our VIE, Shanghai Zunyi. We also currently hold a VAT license for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun.

Licenses and Permits

Licensing system for production and sale

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses.

Pursuant to the Administrative Measures on Food Production Licensing issued by the SAMR on January 2, 2020 with effect from March 1, 2020, the validity term for a food production license is five years. Our PRC subsidiary engaging in food production business have obtained Food Production Permit.

Pursuant to the Administrative Measures on Food Operation Licensing issued by then State Food and Drugs Administration in August 2015 and amended in November 2017, an enterprise engaged in food sales or catering services shall obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of the Administrative Measures on Food Operation Licensing will remain valid for their originally approved validity period. On November 29, 2021, the SAMR promulgated the Announcement on Matters relating to the Record-filing for the Sale of Only Pre-packaged Food, which stipulates that an entity trading in food but only for sale of pre-packaged food shall apply for the record-filing when registering for market entity registration. The record-filing formalities shall be completed before carrying out such businesses. Those who have obtained food operation licenses are not required to go through the record-filing before the expiration of their food operation licenses. Our PRC subsidiaries engaging in food operation business have obtained Food Operation Permits or completed the record-filing.

Permits for Liquor Circulation

Any entity or individual engaged in the wholesale or retail of liquor may be required by local governments to obtain local licenses for the distribution of alcoholic products, or the Permits for Liquor Circulation. For example, pursuant to the Administrative Measures of Shanghai Municipality for Production and Sales of Alcohol Commodities, which was adopted by the Standing Committee of Shanghai People’s Congress in 1998 and amended on September 17, 2010, local enterprises that engage in alcohol wholesaling must apply to the municipal wine monopoly bureau for an alcohol wholesale license, while local enterprises that engage in alcohol retailing must apply to the district wine administrative department for an alcohol retail license. Our PRC subsidiaries engaging in wholesale or retail of liquor have obtained Permits for Liquor Circulation.

Medical Device Operation Enterprise Permit

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, which was issued by the State Council in 2000 and latest amended on February 9, 2021, which became effective on June 1, 2021, medical devices are divided into three types and enterprise engaged in the distribution of type two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices.

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

Road Transportation Operation Permit

Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and latest amended on March 29, 2022, which became effective on May 1, 2022, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and latest amended on September 26, 2022, any entity engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit. Our PRC subsidiaries engaging in the business of operating road transportation have obtained Road Transportation Operation Permits.

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

The principal regulations governing promotion and advertising activities in China include the PRC Anti-Unfair Competition Law promulgated in 1993 and amended in 2017 and 2019, the PRC Pricing Law promulgated in 1997, and the PRC Advertising Law promulgated in 1994 and subsequently amended in April 2015, October 2018 and April 2021. Under the PRC Advertising Law, advertising operators and advertising distributors will be subject to more stringent requirements and obligations. For example, entities or individuals shall not send advertisements to customers’ telephones, mobile or email accounts without the customers’ consents or requests, and any advertisement containing any kind of misleading, false or inaccurate information with respect to product quality, constituents, functionality, price, sales performance or other features will be deemed as deceptive advertising and will subject the advertising operators and distributors to penalties more severe than those under the original law. In addition, the PRC Anti-Unfair Competition Law further imposes stringent requirements on various promotional activities, such as prize-giving sales and bundling sales. Violation of these requirements may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements, and orders to publish a correction to the misleading information.

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

In addition, on November 14, 2021, the Network Data Security Draft Regulations, was proposed by the CAC for public comments until December 13, 2021, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Network Data Security Draft Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Network Data Security Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. As of the date of this annual report, there is no definite timetable as to when the Network Data Security Draft Regulation will be enacted.

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

On July 7, 2022, the CAC adopted the Measures for the Security Assessment of Data Exit, which took into effect on September 1, 2022 and stipulates that data processors who provide overseas the personal information and important data collected and generated during operations within the PRC shall be subject to security assessment by the CAC. Specifically speaking, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) personal information collected and generated by operators of critical information infrastructure; (ii) the data contains important data; (iii) personal information processors who have processed personal information of one million people provide personal information abroad; (iv) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad since January 1 of the previous year; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal data should have clear and reasonable purposes, be directly related to the purposes of processing, and be carried out in a way that has minimal impact on personal rights and interests; the collection of personal data should be limited to the smallest scope necessary for achieving the purpose of processing, and personal data should not be collected excessively; the processing of personal data should follow the principles of openness and transparency, make public the rules on personal data processing and publicly disclose the purpose, methods and scope of processing. The Personal Information Protection Law further provides that, personal data processors should be responsible for their personal data processing activities, and should take necessary measures to ensure the security of the personal data processed thereby. Anyone processing personal information in violation of or failing to perform any obligation of personal information protection specified in Personal Information Protection Law in the processing of personal information will be ordered to make a correction, given a warning, and confiscated of any illegal gain by the authorities performing personal information protection duties, and any application program that illegally processes personal information will be ordered to suspend or terminate its services; and if the required correction is not made, a fine of up to RMB1 million (US$144,986) will be imposed on the violator; and any person in charge or any other individual directly liable for the violation will be fined between RMB10,000 (US$1,449.9) and RMB100,000 (US$14,498.6).

Regulation Relating to Online Transaction

On March 15, 2021, the SAMR issued the Administration Measures for the Supervision of Online Transactions, which took effect on May 1, 2021, providing specific rules for the online transaction operators, such as clarifying the specific acts infringing consumers’ personal information in online transactions, elaborating the prohibited contents that may not be contained in the standard terms, notifications and statements used by the online transaction operators, and measures to supervise sales of goods or provision of services through social network and live streaming. Our PRC subsidiaries and our VIE, which are online business operators and service providers, are subject to the Administration Measures for the Supervision of Online Transactions.

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

Regulation Relating to Mobile Applications

On June 14, 2022, the CAC promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which came into effect on August 1, 2022. Pursuant to the Administration of Mobile Internet Application Information Services, the mobile internet applications providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations, including real-name system, protection of users’ information, examination and management of information content, etc., and shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities. In addition, such providers shall not compel the user to agree to the processing of personal information for any reason and refuse the user to use its basic functions and services as the user does not agree to provide non-essential personal information.

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

On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among others, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million (US$144,986.4) to RMB10 million (US$1.4 million) on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 (US$72,493.2) to RMB5,000,000 (US$724,931.9). The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB1 million (US$144,986.4) to RMB10 million (US$1.4 million).

On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates the domestic enterprises have completed overseas listings are not required to file with CSRC in accordance with the Overseas Listing Filing Rules immediately, but shall carry out filing procedures as required if they conduct refinancing or fall within other circumstances that require filing with the CSRC.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

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

Baozun Inc.
(Cayman Islands)
70%
Baotong Inc.
(Cayman Islands)
100%
Baotong Hong Kong Holding Limited (Hong Kong)
100%
Baotong E-Logistics Technology (Suzhou) Co., Ltd. (PRC)
100%
Baozun Hong Kong Holding Limited (Hong Kong)
100%
Baozun Hongkong Investment Limited (Hong Kong)
100%
Baozun Brand Management Limited (Hong Kong)
100%
White Horse Hongkong Holding Limited (Hong Kong)
100%
Gap (Shanghai) Commercial Co., Ltd. (PRC)
100%
Shanghai Baozun E-Commerce Limited (PRC)
Individual Shareholders
100%
Shanghai Yingsai Advertisement Limited (PRC)
100%
Shanghai Bodao E-Commerce Limited (PRC)
100%
Baozun Hongkong Limited (Hong Kong)
100%
Shanghai Zunyi Business Consulting Ltd.(1) (PRC)
100%
Shanghai Fengbo E-Commerce Limited (PRC)
Direct Ownership
Contractual Arrangements

(1)

Shanghai Zunyi is our VIE in China and is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Its business includes providing brand e-commerce service to our brand partners.

We have entered into contractual arrangements with Shanghai Zunyi and its shareholders, through which we exercise effective control over operations of Shanghai Zunyi and receive substantially all economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Zunyi and thus consolidate its results in our consolidated financial statements. However, these contractual arrangements may not be as effective in providing us with control over our VIE as direct ownership of its equity interests. In addition, our VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the PRC legal system. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

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

As a result of these contractual arrangements, we have the power to direct the activities of Shanghai Zunyi, and through the service fee paid to us under the exclusive technology service agreement, we can receive substantially all of the economic benefits of Shanghai Zunyi even though we do not receive all of the revenues generated by Shanghai Zunyi. We include the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries. Our VIE contributed an aggregate of 9.8%, 8.6% and 6.8% of our net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of Shanghai Baozun and Shanghai Zunyi do not and will not violate any mandatory requirements of applicable PRC laws and regulations currently in effect; (ii) except as disclosed elsewhere in this annual report, the contractual arrangements between Shanghai Baozun, Shanghai Zunyi and its shareholders governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of mandatory requirements of applicable PRC laws or regulations currently in effect; and (iii) the contractual arrangements entered into by the variable interest entity, the corresponding subsidiaries and the respective VIE equity holders governed by PRC laws and regulations do not and will not violate any provisions of the articles of association of the variable interest entity or the corresponding subsidiaries.

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

Under relevant PRC laws and regulations, none of our company and Shanghai Baozun is expressly legally required to share the losses of, or provide financial support to, our VIE. Further, our VIE is a limited liability company and shall be solely liable for its own debts and losses with assets and properties owned by it. Shanghai Baozun intends to continuously provide to or assist our VIE in obtaining financial support when deemed necessary. Given that we include the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries, any losses suffered by our VIE would be reflected in our consolidated financial statements. There are certain risks involved in our corporate structure and the contractual arrangements. A detailed discussion of material risks relating to our Contractual Arrangements is set forth in the section headed “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.” We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of the date of this annual report, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Any failure by our VIE or its respective or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of the Latest Practicable Date, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

D.           Property, Plants and Equipment

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 70,000 square meters of offices and operation centers as of December 31, 2022. In addition, as of December 31, 2022, we leased 39 warehouses with an aggregate gross floor area of over 913,000 square meters in Shanghai, Beijing, Suzhou, Shenzhen, Guangzhou, Langfang, Chengdu, Wuxi and Jiaxing. Our premises are leased under operating lease agreements from unrelated third parties.

In addition, as of December 31, 2022, we owned the land use right for an area of approximately 133,500 square meters, located in Suzhou, China, along with title to buildings with a gross floor area of approximately 118,000 square meters located on that land that we use as a warehouse.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with our audited consolidated combined financial statements and unaudited consolidated combined financial information included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - D. Risk Factors” and elsewhere in this annual report.

A.           Operating Results

Overview

We are the leader and a pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions.

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. In addition, we had another 13 certificates awarded by Alibaba platform. In 2022, we were also awarded as “excellent online service provider” and “independent service provider” of Tencent Cloud Mall Excellent Partner in Tencent Intelligence Retail Qianyu Program, and a 2022 Brand Service Provider by Douyin Platform.

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

Our GMV was RMB55,687.4 million, RMB71,053.9 million and RMB84,274.1 million (US$12,218.6 million) in 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, our total net revenues were RMB8,851.6 million, RMB9,396.3 million and RMB8,400.6 million (US$1,218.0 million), respectively. For the same periods, net revenues from product sales accounted for 44.1%, 41.2% and 31.5%, respectively, of our total net revenues. We recorded net income of RMB426.5 million in 2020 and net loss RMB206.0 million in 2021, respectively, and net loss of RMB610.4 million (US$88.5 million) in 2022. We had non-GAAP net income ofRMB536.1 million, RMB217.4 million and RMB182.6 million (US$26.5 million) in 2020, 2021 and 2022, respectively. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Non-GAAP Financial Measures.”

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

●	Our ability to retain and attract brand partners. The number of our brand partners directly affects our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.

●	Our ability to increase GMV and revenues and manage pricing. Increases in GMV and revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to consumers and expand product offerings. Increases in GMV and revenues also depend on our ability to manage product pricing and maintain the level of services fees charged to our brand partners and other customer.
●	Our ability to enhance cooperation with marketplaces and other channels. We generate a substantial portion of our revenues through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou.
●	Our ability to innovate and effectively invest in our technology platform and fulfillment infrastructure. Our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies, especially data analytics and marketing know-how, is key to better serving our brand partners and helping them enhance their e-commerce success. This will in turn contribute to our ability to retain and attract brand partners, sell more solutions and generate more revenues. Our ability to invest in our technology platform and fulfillment infrastructure cost-effectively also affects our results of operations.
●	Our ability to manage our business model mix and product mix. We generally operate e-commerce businesses for our brand partners based on one of our three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues primarily under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In addition to serving our brand partners, we also provide digital marketing and other services to other customers under our service fee model. Our net revenues as a percentage of our GMV and our profitability could vary depending on the mix of our product sales revenues and services revenues, and brand partners’ category mix during certain time period. In addition, depending on the product category, we may derive more revenues from product sales than services, or vice versa, which may further impact our profitability.
●	Our ability to manage and maintain profitability of Gap Greater China. In November 2022, our wholly-owned subsidiary, White Horse Hongkong Holding Limited, entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Ltd. for the acquisition of Gap Greater China, which we believe will serve as a key component of our business operations. Maintaining the profitability of Gap Greater China requires significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could adversely affect our growth and business operations. In addition, the business operations of any future newly acquired business, including Gap Greater China, could also materially deviate from our expectations, or may have a material adverse impact on their respective business, financial conditions and results of operations. Any such negative developments of Gap Greater China or any future newly acquired business could materially and adversely affect our business, financial condition, and results of operations.
●	Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics service providers. Our ability to gain better insight into inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

The outbreak of COVID-19, a highly contagious disease known to cause respiratory illness, had caused an adverse impact on the economy and social conditions in China and other affected countries since late 2019, and had an impact on our industry and caused temporary suspension of some of our business operations. Since December 2022, the Chinese government has taken measures to lift the pandemic-related restrictions on social and economic activities to facilitate people’s return to normalcy. However, there is still uncertainty as to the future development of the COVID-19 pandemic. There could be a resurgence of the disease and infections could increase again across the country. The continuation or any future recurrence of COVID-19 may adversely affect our business operations, such as reducing working capacity of our employees. Such occurrences may affect our ability to conduct our business operations. The COVID-19 pandemic may also again disrupt supply chains and diminish e-commerce fulfilment and logistics capabilities, as well as result in weaker consumer demand. All these consequences have had and may continue to have an adverse impact on our business, financial condition and results of operations. The extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts. We cannot assure you that, for the year ending December 31, 2023 or any future period, we will be able to return to or achieve the same level of net income that we previously achieved. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business – We may experience additional challenges related to the COVID-19 pandemic.” Despite the uncertainty of the economic environment, we believe that our current levels of cash balances, cash flows from operations and existing credit facilities will be sufficient to meet our anticipated cash needs to fund our operations for at least the next 12 months.

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

We derive product sales revenues primarily through selling products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and generally sell branded goods directly to consumers through our online stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data. The amount of goods returned was RMB212.2 million, RMB330.7 million and RMB188.9 million (US$27.4 million) for the years ended December 31, 2020, 2021, and 2022, respectively, accounting for 2.4%, 7.4% and 7.1% of the product sales revenue in the respective periods.

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

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	3,906,611	44.1	3,873,589	41.2	2,644,214	383,375	31.5
Services	4,944,952	55.9	5,522,667	58.8	5,756,417	834,602	68.5
Total net revenues	8,851,563	100.0	9,396,256	100.0	8,400,631	1,217,977	100.0

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%
Net revenues	8,851,563	100.0	9,396,256	100.0	8,400,631	100.0
Operating expenses
Cost of products	(3,326,243)	(37.6)	(3,276,571)	(34.9)	(2,255,950)	(26.9)
Fulfillment	(2,259,176)	(25.5)	(2,661,126)	(28.3)	(2,719,749)	(32.4)
Sales and marketing	(2,130,667)	(24.1)	(2,549,842)	(27.1)	(2,674,358)	(31.8)
Technology and content	(409,870)	(4.6)	(448,410)	(4.8)	(427,954)	(5.1)
General and administrative	(224,045)	(2.5)	(525,802)	(5.6)	(371,470)	(4.4)
Other operating income, net	57,115	0.6	72,516	0.8	95,292	1.1
Impairment of goodwill	—	—	—	—	(13,155)	(0.2)
Total operating expenses	(8,292,886)	(93.7)	(9,389,235)	(99.9)	(8,367,344)	(99.6)

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

Our general and administrative expenses consist primarily of payroll and related expenses for our management and other employees involved in general corporate functions, office rentals, depreciation and amortization expenses relating to property and equipment used in general and administrative functions, provision for allowance for doubtful accounts, professional service and consulting fees and other expenses incurred in connection with general corporate purposes. We expect our general and administrative expenses to increase as we incur additional expenses in connection with the expansion of our business and our operations.

Our other operating income, net consist primarily of government subsidies, which mainly consist of cash subsidies by our subsidiaries in the PRC from local governments.

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

China

Generally, our subsidiaries and our VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. Entities qualified as “high and new technology enterprises,” are entitled to a preferential enterprise income tax rate of 15%. Our VIE, Shanghai Zunyi, qualified as a “high and new technology enterprise” in 2017 and renewed the qualification in 2020, and is therefore subject to a 15% preferential income tax rate with a valid term of three years from the year of qualification or renewal. Other five of our subsidiaries qualified as a “high and new technology enterprise” starting from 2018 and renewed the qualification subsequently, and are therefore subject to a 15% preferential income tax rate with a valid term of three years from the year of qualification or renewal. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, such entity would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - We may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income.”

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

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets and liabilities acquired as a result of our acquisitions of interests in our subsidiaries and our VIE. We allocate goodwill to reporting units based on the benefit each reporting unit derived from the business combination. Goodwill is tested for impairment at reporting unit level on an annual basis, or more frequently if events occur or circumstances change, indicating that it is more likely than not the fair value of a reporting unit would be below its carrying value.

Prior to January 1, 2020, we performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, we compared the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeded its fair value, we performed Step 2 and compared the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equaled to the amount by which the carrying amount of goodwill for the reporting unit exceeded the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2020, we adopted ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): simplifying the test for goodwill impairment,” which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step 2 to measure the impairment loss.

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

Recently Issued Accounting Pronouncements Not Yet Adopted

See Item 18 of Part III, “Financial Statements — Note 2 — Summary of Significant Principal Accounting Policies — (ai) Recently Issued Accounting Pronouncements.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	3,906,611	44.1	3,873,589	41.2	2,644,214	383,375	31.5
Services	4,944,952	55.9	5,522,667	58.8	5,756,417	834,602	68.5
Total net revenues	8,851,563	100.0	9,396,256	100.0	8,400,631	1,217,977	100.0
Operating expenses(1)
Cost of products	(3,326,243)	(37.6)	(3,276,571)	(34.9)	(2,255,950)	(327,082)	(26.9)
Fulfillment	(2,259,176)	(25.5)	(2,661,126)	(28.3)	(2,719,749)	(394,327)	(32.4)
Sales and marketing	(2,130,667)	(24.1)	(2,549,842)	(27.1)	(2,674,358)	(387,745)	(31.8)
Technology and content	(409,870)	(4.6)	(448,410)	(4.8)	(427,954)	(62,047)	(5.1)
General and administrative	(224,045)	(2.5)	(525,802)	(5.6)	(371,470)	(53,858)	(4.4)
Other operating income, net	57,115	0.6	72,516	0.8	95,292	13,816	1.1
Impairment of goodwill	—	—	—	—	(13,155)	(1,907)	(0.2)
Total operating expenses	(8,292,886)	(93.7)	(9,389,235)	(99.9)	(8,367,344)	(1,213,150)	99.6
Income from operations	558,677	6.3	7,021	0.1	33,287	4,827	0.4
Other income (expenses)
Interest income	41,373	0.5	62,943	0.7	45,816	6,643	0.5
Interest expense	(66,124)	(0.7)	(56,847)	(0.6)	(56,917)	(8,252)	(0.7)
Unrealized investment loss	—	—	(209,956)	(2.2)	(97,827)	(14,184)	(1.2)
Gain on disposal of investment	—	—	150	0.0	(107,032)	(15,518)	(1.3)
Gain on repurchase of 1.625% convertible senior notes due 2024	—	—	—	—	7,907	1,146	0.1
Impairment loss of investments	(10,800)	(0.1)	(3,541)	(0.1)	(8,400)	(1,218)	(0.1)
Exchange gain (loss)	25,725	0.3	46,226	0.5	(32,384)	(4,695)	(0.4)
Fair value loss on derivative liabilities	—	—	—	—	(364,758)	(52,885)	(4.3)
Income (loss) before income tax and share of income in equity method investment	548,851	6.2	(154,004)	(1.6)	(580,308)	(84,136)	(6.9)
Income tax expense	(127,787)	(1.4)	(55,259)	(0.6)	(26,480)	(3,839)	(0.3)
Share of income (loss) in equity method investment	5,470	0.1	3,300	0.0	(3,586)	(520)	0.0
Net income (loss)	426,534	4.8	(205,963)	(2.2)	(610,374)	(88,495)	(7.3)
Net loss (income) attributable to noncontrolling interests	(796)	(0.0)	(1,505)	0.0	843	122	0.0
Net (income) loss attributable to redeemable noncontrolling interests	254	—	(12,362)	(0.1)	(43,759)	(6,344)	(0.5)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	425,992	4.8	(219,830)	(2.3)	(653,290)	(94,717)	(7.8)
Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	2.27	0.0	(1.02)	0.0	(3.56)	(0.52)	0.0
Diluted	2.23	0.0	(1.02)	0.0	(3.56)	(0.52)	0.0
Net income (loss) per ADS attributable to ordinary shareholders of Baozun Inc. (2)
Basic	6.82	0.0	(3.05)	0.0	(10.69)	(1.55)	0.0
Diluted	6.69	0.0	(3.05)	0.0	(10.69)	(1.55)	0.0
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	187,322,781	—	216,370,290	—	183,274,855	183,274,855	—
Diluted	190,988,171	—	216,370,290	—	183,274,855	183,274,855	—

(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Fulfillment	(8,497)	(16,845)	(13,730)	(1,991)
Sales and marketing	(38,631)	(89,275)	(57,548)	(8,344)
Technology and content	(16,711)	(38,001)	(22,512)	(3,264)
General and administrative	(44,601)	(52,426)	(48,591)	(7,044)
	(108,440)	(196,547)	(142,381)	(20,643)
(2)	Each ADS represents three Class A ordinary shares.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022.

Net Revenues

Our total net revenues decreased by 10.6% from RMB9,396.3 million in 2021 to RMB8,400.6 million (US$1,218.0 million) in 2022. Net revenues generated from product sales decreased by 31.7% mainly due to deteriorated macro-economic environment and negative impact from the Better Cotton Initiatives while net revenues from services increased by 4.2%. The increase in our net revenues generated from services was primarily attributable to higher revenue contribution from value-added services, especially in digital marketing and IT solutions.

Operating Expenses

Our operating expenses decreased by 10.9% from RMB9,389.2 million in 2021 to RMB8,367.3 million (US$1,213.2 million) in 2022, which primarily resulted from decreases in our cost of products, general and administrative expenses, and technology and content expenses, partially offset by increases in our fulfillment expenses and sales and marketing expenses.

Cost of Products. Our cost of products decreased by 31.1% from RMB3,276.6 million in 2021 to RMB2,256.0 million (US$327.1 million) in 2022. Cost of products as a percentage of net revenues from product sales increased from 84.6% in 2021 to 85.3% in 2022 primarily due to the optimization of our product portfolio in distribution model.

Fulfillment Expenses. Our fulfillment expenses increased by 2.2% from RMB2,661.1 million in 2021 to RMB2,719.7 million (US$394.3 million) in 2022. The increase was in line with the growth of our revenue generated from our warehousing and fulfillment and IT maintenance services.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 4.9% from RMB2,549.8 million in 2021 to RMB2,674.4 million (US$387.7 million) in 2022. The increase was primarily due to higher cost for front-end staff, which was in line with our business growth in digital marketing services.

Technology and Content Expenses. Our technology and content expenses decreased by 4.6% from RMB448.4 million in 2021 to RMB428.0 million (US$62.0 million) in 2022. The decrease was mainly due to the Company’s cost control initiatives and efficiency improvements, which was partially offset by the Company’s ongoing investment in technological innovation and productization.

General and Administrative Expenses. Our general and administrative expenses decreased by 29.4% from RMB525.8 million in 2021 to RMB371.5 million (US$53.9 million) in 2022. The decrease was primarily due to higher cost occurred in the same period of last year, which was primarily due to higher rental and an accelerated amortization of leasehold as the Company moved to its new headquarters in 2021, less write-down of account receivable, and the Company’s effective cost control initiatives and efficiency improvements in 2022.

Other Operating Income, Net. Other operating income was RMB95.3 million (US$13.8 million) in 2022, compared with RMB72.5 million in 2021. The other operation income in 2022 was mainly government subsidies.

Impairment of Goodwill. We incurred impairment of goodwill of RMB13.2 million (US$1.9 million) in 2022 because the fair value of our reporting unit based on the quantitative impairment test was less than its carrying amount. We did not record impairment of goodwill in 2021.

Income from Operations

As a result of the foregoing, our income from operations was RMB33.3 million (US$4.8 million) in 2022, compared with RMB7.0 million in 2021.

Other Income (Expenses)

We incurred total other expenses for both 2021 and 2022. Our other expenses increased by 281.1% from RMB161.0 million in 2021 to RMB613.6 million (US$89.0 million) in 2022. This increase was mainly due to a fair value loss on derivative liabilities, an increase in loss on disposal of investment, and an increase in exchange loss, partially offset by a decrease in unrealized investment loss.

Interest Income. Our interest income decreased from RMB62.9 million in 2021 to RMB45.8 million (US$6.6 million) in 2022. The decrease was primarily due to a decrease in proceeds from short term investments.

Interest Expense. Our interest expense was RMB56.8 million in 2021 and RMB56.9 million (US$8.3 million) in 2022, which generally remained stable.

Unrealized Investment Loss. Our unrealized investment loss was RMB97.8 million (US$14.2 million) in 2022, compared with RMB210.0 million in 2021. The unrealized investment loss in both periods was related to the decrease in the trading price of iClick Interactive, a public company listed on the Nasdaq Global Market that we invested in January 2021. The unrealized investment loss in the fiscal year 2022 was partially offset by the unrealized investment gain of RMB4.2 million, which was related to the increase in the trading price of Lanvin Group, a company listed on the New York Stock Exchange in December 2022 that we invested in June 2021.

Loss on Disposal of Investment. We recorded a gain on disposal of investment of RMB0.2 million in 2021 and a loss on disposal of investment of RMB107.0 million (US$15.5 million) in 2022. We incurred a loss on disposal of investment in 2022 primarily because we disposed a loss-making subsidiary of our warehouse and supply chain businesses, resulting in a loss of RMB91.1 million (US$13.2 million) loss in the third quarter of 2022.

Gain on Repurchase of 1.625% Convertible Senior Notes Due 2024. We incurred gain on repurchase of 1.625% convertible senior notes due 2024 of RMB7.9 million (US$1.1 million) in 2022. We did not record such gain in 2021.

Impairment Loss of Investments. Our impairment loss of investments was RMB8.4 million (US$1.2 million) in 2022, compared with RMB3.5 million in 2021. Our impairment of investments in 2022 was due to the loss of investment in equity investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Gain (Loss). Our exchange loss was RMB32.4 million (US$4.7 million) in 2022, compared with exchange gain of RMB46.2 million in 2021. Such change was primarily due to the appreciation of RMB against the U.S. dollar, as we had net assets in U.S. dollar during 2022.

Fair Value Loss on Derivative Liabilities. We recorded fair value loss on derivative liabilities of RMB364.8 million (US$52.9 million) in 2022, which was primarily due to changes in fair value of the derivative liabilities in connection with the 30% equity interest of our subsidiary, Baotong Inc., that we issued to Cainiao Smart Logistics Investment Limited. We did not record any fair value loss on derivative liabilities in 2021.

Income Tax Expense

Our income tax expense was RMB26.5 million (US$3.8 million) in 2022, compared with RMB55.3 million in 2021. Our income tax expense in 2022 was due to taxable profit generated in the same period.

Share of Loss (Income) in Equity Method Investment

Our share of loss in equity method investment was RMB3.6 million (US$0.5 million) in 2022, compared with share of income in equity method investment was RMB3.3 million in 2021. Our share of loss (income) in equity method investment over these periods resulted from our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees.

Net Loss

As a result of the foregoing, our net loss was RMB610.4 million (US$88.5 million) in 2022, compared with net loss of RMB206.0 million in 2021.

Net Loss (Income) Attributable to Ordinary Shareholders of Baozun Inc.

Our net loss attributable to ordinary shareholders of Baozun Inc. was RMB653.3 million (US$94.7 million) in 2022, compared with net loss attributable to ordinary shareholders of Baozun Inc. of RMB219.8 million in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021.

Net Revenues

Our total net revenues increased by 6.2% from RMB8,851.6 million in 2020 to RMB9,396.3 million in 2021. Net revenues generated from product sales decreased by 0.8% mainly due to deteriorated macro-economic environment and negative impact from the Better Cotton Initiatives while net revenues from services increased by 11.7%. The increase in our net revenues generated from services was primarily attributable to incremental revenue contribution of RMB565.0 million from our acquisitions, especially from acquisitions of two warehouse and supply chain businesses.

Operating Expenses

Our operating expenses increased by 13.2% from RMB8,292.9 million in 2020 to RMB9,389.2 million in 2021. This increase was due to the growth of our business, which resulted in increases in our cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses.

Cost of Products. Our cost of products decreased by 1.5% from RMB3,326.2 million in 2020 to RMB3,276.6 million in 2021. Cost of products as a percentage of net revenues from product sales decreased from 85.1% in 2020 to 84.6% in 2021 primarily due to the optimization of our product portfolio in distribution model.

Fulfillment Expenses. Our fulfillment expenses increased by 17.8% from RMB2,259.2 million in 2020 to RMB2,661.1 million in 2021. The increase was primarily due to the fulfillment cost incurred by two warehouse and supply chain businesses acquired in 2021, and (i) an increase in labor cost and expenses attributable to retrieval and sorting, as we provided more and high-quality fulfillment services to our brand partners, and (ii) an increase in rental expenses for our warehouses, which was primarily due to the increase in the aggregate gross floor area we leased to support the expansion of warehousing and fulfillment service, which were partially offset by efficiency improvements.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 19.7% from RMB2,130.7 million in 2020 to RMB2,549.8 million in 2021. The increase was primarily due to (i) an increase in staff as we grow our business scale, (ii) an increase in marketing and platform service fees as we engaged in more advertising activities to increase our GMV, and (iii) an increase in labor cost as we hired additional sales and marketing personnel, which were partially offset by efficiency improvements.

Technology and Content Expenses. Our technology and content expenses increased by 9.4% from RMB409.9 million in 2020 to RMB448.4 million in 2021. The increase was primarily due to continuous investments in innovation and productization, which was partially offset by our cost control initiatives and efficiency improvements.

General and Administrative Expenses. Our general and administrative expenses increased by 134.7% from RMB224.0 million in 2020 to RMB525.8 million in 2021. The increase was primarily due to (i) an increase of write-down on accounts receivable from certain distributor, (ii) an increase in rental expenses and accelerated amortization of leasehold in correlation with our move to its new headquarters, and (iii) an increase in administrative, corporate strategy, and business planning staff and an increase from M&A activities, which were partially offset by the leverage gained from scale of business.

Other Operating Income, Net. Other operating income was RMB72.5 million in 2021, compared with RMB57.1 million in 2020. The other operation income in 2021 was mainly government subsidies.

Income from Operations

As a result of the foregoing, our income from operations was RMB7.0 million in 2021, compared with RMB558.7 million in 2020.

Other Income (Expenses)

Interest Income. Our interest income increased from RMB41.4 million in 2020 to RMB62.9 million in 2021.

Interest Expense. Our interest expense decreased from RMB66.1 million in 2020 to RMB56.8 million in 2021. This decrease was primarily due to lower average balance of our borrowings in 2021.

Unrealized Investment Loss. Our unrealized investment loss was RMB210.0 million in 2021, compared with nil in 2020. Unrealized investment loss in 2021 was mainly due to decrease in the trading price of iClick Interactive, a public company listed on the Nasdaq Global Market that we invested in January 2021.

Impairment Loss of Investments.Our impairment loss of investments was RMB3.5 million in 2021, compared with RMB10.8 million in 2020. Our impairment of investments in 2021 was due to the loss of investment in equity investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Gain (Loss). Our exchange gain was RMB46.2 million in 2021, compared with exchange gain of RMB25.7 million in 2020. This exchange gain was primarily due to the appreciation of RMB against the U.S. dollar, as we had net assets in U.S. dollar during 2021.

Income Tax Expense

Our income tax expense was RMB55.3 million in 2021, compared with RMB127.8 million in 2020. Our income tax expense in 2021 was due to taxable profit generated in the same period.

Share of Income in Equity Method Investment

Our share of income in equity method investment decreased from RMB5.5 million in 2020 to RMB3.3 million in 2021. Our share of income in equity method investment over these periods resulted from our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees.

Net Loss (Income)

As a result of the foregoing, our net loss was RMB206.0 million in 2021, compared with net income of RMB426.5 million in 2020.

Net Loss (Income) Attributable to Ordinary Shareholders of Baozun Inc.

Our net loss attributable to ordinary shareholders of Baozun Inc. was RMB219.8 million in 2021, compared with net income attributable to ordinary shareholders of Baozun Inc. of RMB426.0 million in 2020.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss on derivative liabilities, loss on disposal of subsidiaries and investment in equity investee, and unrealized investment loss. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

We present the non-GAAP financial measures because they are also used by our management to evaluate our operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS enable our management to assess our operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. Such items are non-cash expenses that are not directly related to our business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units we grant under share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. Unrealized investment loss represents non-cash expenses associated with the change in fair value of the equity investment. We believe that, by excluding such non-cash items, the non-GAAP financial measures help identify the trends underlying our core operating results that could otherwise be distorted. As such, we believe that the non-GAAP financial measures facilitate investors’ assessment of our operating performance, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in their financial and operational decision-making.

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

A reconciliation of these non-GAAP financial measures in 2020, 2021 and 2022 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Income from operations	558,677	7,021	33,287	4,827
Add: Share-based compensation expenses	108,440	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	1,564	20,536	39,431	5,717
Acquisition-related expenses	—	—	13,694	1,985
Impairment of goodwill	—	—	13,155	1,907
Loss on variance from expected contingent acquisition payment	—	—	9,495	1,377
Cancellation fees of repurchased ADSs and returned ADSs	—	—	4,650	674
Non-GAAP income from operations	668,681	224,104	256,093	37,130

Net income (loss)	426,534	(205,963)	(610,374)	(88,495)
Add: Share-based compensation expenses	108,440	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	1,564	20,536	39,431	5,717
Acquisition-related expenses	—	—	13,694	1,985
Impairment of goodwill and investments	—	—	21,555	3,125
Loss on variance from expected contingent acquisition payment	—	—	9,495	1,377
Cancellation fees of repurchased ADSs and returned ADSs	—	—	4,650	674
Fair value loss on derivative liabilities	—	—	364,758	52,885
Loss on disposal of subsidiaries and investment in equity investee	—	—	107,032	15,518
Unrealized investment loss	—	209,956	97,827	14,184
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(392)	(3,686)	(7,880)	(1,142)
Non-GAAP net income	536,146	217,390	182,569	26,471

Net income (loss) attributable to ordinary shareholders of Baozun Inc.	425,992	(219,830)	(653,290)	(94,717)
Add: Share-based compensation expenses	108,440	196,547	142,381	20,643
Amortization of intangible assets resulting from business acquisition	796	15,574	30,076	4,361
Acquisition-related expenses	—	—	13,694	1,985
Impairment of goodwill and investments	—	—	21,555	3,125
Loss on variance from expected contingent acquisition payment	—	—	9,495	1,377
Cancellation fees of repurchased ADSs and returned ADSs	—	—	4,650	674
Fair value loss on derivative liabilities	—	—	364,758	52,885
Loss on disposal of subsidiaries and investment in equity investee	—	—	107,032	15,518
Unrealized investment loss	—	209,956	97,827	14,184
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(200)	(2,645)	(5,972)	(866)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	535,028	199,602	132,206	19,169

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	8.57	2.77	2.16	0.31
Diluted	8.40	2.72	2.13	0.31

Weighted average shares used in calculating net income (loss)
Basic	187,322,781	216,370,290	183,274,855	183,274,855
Diluted	190,988,171	216,370,290	185,897,231	185,897,231

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities, proceeds from our public offerings and private placements, and short-term and long-term bank borrowings. As of December 31, 2022, we had RMB2,144.0 million (US$310.9 million) in cash and cash equivalents and RMB101.7 million (US14.7 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2022, we had credit facilities with terms ranging from three months to one year for an aggregate amount RMB3,329.0 million (US$482.7 million) from 17 Chinese commercial banks. Under these credit facilities, we had RMB400.9 million (US$58.1 million) as guarantee for the issuance of notes payable, and RMB8.7 million (US$1.3 million) for the issuance of letters of guarantee to our suppliers, so as of December 31, 2022, we had RMB1,903.4 million (US$276.0 million) available for future borrowing under these credit facilities.

We also pledged cash of RMB101.7 million (US$14.7 million) to banks in relation to bank guarantees issued on behalf of us, deposit required by our business partners or security for issuance of commercial acceptance notes that mainly relate to purchase of inventories as of December 31, 2022.

In April 2019, we completed our offering of the 2024 Notes in the aggregate principal amount of US$275.0 million. Our 2024 Notes will mature on May 1, 2024, unless earlier repurchased or converted into our ADSs based on an initial conversion rate of 19.2308, before the ADS split, subject to change, of our ADSs per US$1,000 principal amount of the 2024 Notes. The conversion rate may be increased in connection with a make-whole fundamental change and is subject to adjustment upon occurrence of certain events. The holders may require us to repurchase all or portion of the 2024 Notes for cash on May 1, 2022, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The 2024 Notes bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, began November 1, 2019. In March 2022, we entered into separate and individually privately negotiated transactions with certain holders of the 2024 Notes to repurchase approximately US$166.3 million principal amount of the 2024 Notes. On April 1, 2022, we announced a tender offer to repurchase the outstanding 2024 Notes and the repurchase right expired at 5:00 p.m., New York City time, on Thursday, April 28, 2022. All the outstanding principal amount of the 2024 Notes were validly surrendered and not withdrawn for repurchase prior to the expiration of the repurchase right. On May 2, 2022, the 2024 Notes were fully repurchased.

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

Our accounts receivable mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. As of December 31, 2020, 2021 and 2022, our accounts receivable amounted to RMB2,189.0 million, RMB2,260.9 million and RMB2,292.7 million (US$332.4 million), respectively. As of the date of this annual report, we have settled RMB1,467.1 million (US$212.9 million) of our accounts receivable as of December 31, 2022, constituting 64.0% of the accounts receivable then outstanding, net of allowance for doubtful accounts. The increase in accounts receivable over these periods was due to the increase in our product sales and service volumes. Our accounts receivable turnover days were 82 days in 2020, 86 days in 2021 and 99 days in 2022. The increases in turnover days over these periods was due to the increase in the proportion of our revenues generated from services, which generally has longer payment terms. Accounts receivable turnover days for a given period are equal to the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our inventories were RMB1,026.0 million, RMB1,073.6 million and RMB943.0 million (US$136.7 million) as of December 31, 2020, 2021 and 2022. Our inventory turnover days were 106 days in 2020, 117 days in 2021 and 163 days in 2022. The increase in our inventories from December 31, 2020 to December 31, 2021 reflected the additional inventory required to support our sales volumes, the increase of the scale of our existing and new brand partners under the distribution model. The decrease in our inventories from December 31, 2021 to December 31, 2022 was primarily due to the optimization of our product portfolio, which resulted in contraction in distribution model and a lower inventory volume. The increase in our inventory turnover days over these periods was due to changes in our product mix with new brands acquired. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2020, 2021 and 2022, our accounts payable amounted to RMB421.6 million, RMB494.1 million and RMB474.7 million (US$68.8 million), respectively. The increase in accounts payable from December 31, 2020 to December 31, 2021 reflected growth in our scale of operations. The decrease in accounts payable from December 31, 2021 to December 31, 2022 reflected contraction in our scale of distribution model due to the optimization of our product portfolio. Our accounts payable turnover days were 71 days in 2020, 51 days in 2021 and 78 days in 2022. The decreases in accounts payable turnover days from 2020 to 2021 was mainly due to new brands acquired with shorter credit periods. The increase in accounts payable turnover days from 2021 to 2022 was primarily due to the fluctuations in our product mix. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Although we consolidate the results of our VIE, we only have access to cash balances or future earnings of our VIE through our contractual arrangements with it. See “Item 4. Information on the Company - C. Organizational Structure - Contractual Arrangements with Shanghai Zunyi and Its Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “ - Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of or filing with government authorities and limits on the amount of capital contributions and loans. In addition, subject to applicable restrictions under PRC foreign exchange laws and regulations, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our VIE only through entrusted loans. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - PRC regulations of loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our foreign-invested enterprises or our VIE.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by (used in) operating activities	310,014	(96,107)	382,605	55,473
Net cash (used in) provided by investing activities	(616,367)	375,820	(1,306,661)	(189,449)
Net cash provided by financing activities	2,666,837	749,953	(1,650,402)	(239,286)
Net increase in cash, cash equivalents and restricted cash	2,360,484	1,029,666	(2,574,458)	(373,262)
Cash, cash equivalents and restricted cash, beginning of year	1,526,810	3,731,019	4,699,764	737,495
Effect of exchange rate changes	(156,275)	(60,921)	120,418	(38,633)
Cash, cash equivalents and restricted cash, end of year	3,731,019	4,699,764	2,245,724	325,600

Operating Activities

Net cash used provided by operating activities in 2022 was RMB382.6 million (US$55.5 million) and primarily consisted of net loss of RMB610.4 million (US$88.5 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB196.5 million (US$28.5 million) of depreciation and amortization, RMB161.6 million (US$23.4 million) of inventory write-down, RMB142.4 million (US$20.6 million) of share-based compensation, RMB107.0 million (US$15.5 million) of loss on disposal of subsidiaries and investment in equity investee, and RMB97.8 million (US$14.2 million) of unrealized loss related to investment securities, partially offset by RMB56.1 million (US$8.1 million) of deferred income tax. In 2022, the principal items accounting for the changes in operating assets and liabilities were a decrease in operating lease right-of-use assets of RMB248.5 million (US$36.0 million), a decrease in advance to suppliers of RMB158.3 million (US$23.0 million), an increase in accrued expenses and other current liabilities of RMB99.1 million (US$14.4 million), an increase in accounts payables of RMB57.4 million (US$8.3 million), partially offset by a decrease in operating lease liabilities of RMB252.3 million (US$36.6 million), an increase in prepayments and other current assets of RMB135.0 million (US$19.6 million), a decrease in tax payables of RMB81.2 million (US$11.8 million), a decrease in amounts due to related party of RMB43.4 million (US$6.3 million), an increase in accounts receivable of RMB42.4 million (US$6.1 million), a decrease in notes payable of RMB41.8 million (US$6.1 million), and an increase in inventories of RMB31.0 million (US$4.5 million). The increase in our inventories, accounts receivable, advances to suppliers, operating lease right-of-use assets and operating lease liabilities was due to the growth of our business.

Net cash used in operating activities in 2021 was RMB96.1 million and primarily consisted of net loss of RMB206.0 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB206.9 million of depreciation and amortization, RMB210.0 million of unrealized loss of investments, RMB196.5 million of share-based compensation, RMB105.8 million of provision for allowance for credit losses, RMB89.5 million of inventory write-down, and RMB23.7 million of amortization of issuance cost of the 2024 Notes, partially offset by RMB63.7 million of deferred income tax. In 2021, the principal items accounting for the changes in operating assets and liabilities were an increase in operating lease right-of-use assets of RMB570.8 million, a decrease in accrued expenses and other current liabilities of RMB254.6 million, an increase in advance to suppliers of RMB243.8 million, an increase in inventories of RMB137.0 million, an increase in accounts receivable of RMB98.6 million, and a decrease in tax payables of RMB26.7 million, partially offset by an increase in operating lease liabilities of RMB626.1 million, an increase in accounts payables of RMB39.3 million, and an increase in notes payable of RMB28.8 million. The increase in our inventories, accounts receivable, advances to suppliers, operating lease right-of-use assets and operating lease liabilities was due to the growth of our business.

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

Investing Activities

Net cash used in investing activities in 2022 was RMB1,306.7 million (US$189.4 million), and primarily consisted of (i) purchase of short term investment, (ii) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) net cash paid for business combination, (iv) investment in equity investees, and (v) additions of intangible assets due to capitalization of internally developed software.

Net cash provided by investing activities was RMB375.8 million in 2021, and primarily consisted of proceeds from maturity of short-term investments, and partially offset by (i) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (ii) purchases of investment securities, (iii) net cash paid for business combination, and (iv) investment in equity investees.

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

Financing Activities

Net cash used in financing activities in 2022 was RMB1,650.4 million (US$239.3 million), primarily attributable to (i) repayment of short-term borrowings of RMB1,375.8 million, and (ii) repurchase of convertible senior notes of RMB1,760.0 million, partially offset by proceeds of RMB1,843.5 million from short-term bank loans.

Net cash provided by financing activities was RMB750.0 million in 2021, primarily attributable to (i) proceeds of RMB1,290.8 million from non-controlling interest’s capital contribution, and (ii) proceeds of RMB548.5 million from short-term bank loans, partially offset by repurchase of ordinary shares and ADSs of RMB1,060.4 million.

Net cash provided by financing activities was RMB2,666.8 million in 2020, primarily attributable to (i) proceeds of RMB3,095.6 million from public offering on the Hong Kong Stock Exchange, net of issuance cost, and (ii) repayment of short-term bank loans of RMB663.9 million, partially offset by proceeds of RMB235.4 million from short-term bank loans.

Capital Expenditures

We had capital expenditures of RMB158.6 million, RMB352.8 million and RMB259.2 million (US$37.6 million) in 2020, 2021 and 2022, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use rights. Actual future capital expenditures may differ from the amounts indicated above. We have no capital commitment as of December 31, 2022.

Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2022:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Operating lease obligations	1,091,333	158,228	285,022	41,324	386,194	55,993	171,246	24,828	248,871	36,083
Short-term loans	1,016,071	147,316	1,016,071	147,316	—	—	—	—	—	—
Total	2,107,404	305,544	1,301,093	188,640	386,194	55,993	171,246	24,828	248,871	36,083

As of December 31, 2022, we had operating lease liabilities amounting to RMB909.4 million (US$131.9 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2022, the amount restricted, including paid-in capital and statutory reserve funds, was RMB2,361.6 million (US$342.4 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 9.8%, 8.6% and 6.8% of our net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

C.           Research and Development

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. We have a Technology and Innovation Center with offices in Shanghai and Chengdu dedicated to innovating and upgrading our technologies to reinforce our market leadership in China’s brand e-commerce solutions market. The Technology and Innovation Center focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model- Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We have integrated and migrated our core e-commerce systems and applications to Baozun Hybrid Cloud, which helped us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 691 IT professionals to design, develop and operate our technology platform as of December 31, 2022.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results —Critical Accounting Policies and Estimates.”

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining our company

Mr. Vincent Wenbin Qiu	55	Founder, Chairman and Chief Executive Officer	Chairman in December 2013 and Chief Executive Officer in December 2013	2007
Mr. Junhua Wu	44	Co-founder and Director	Director in December 2013	2007
Ms. Yang Liu	39	Director	July 2021	2021
Mr. Satoshi Okada	64	Director	October 2014	2014
Mr. Yiu Pong Chan	50	Independent Director	May 2015	2015
Ms. Bin Yu	53	Independent Director	May 2015	2015
Mr. Steve Hsien-Chieng Hsia	59	Independent Director	May 2016	2016
Mr. Benjamin Changqing Ye	52	Independent Director	May 2016	2016
Mr. Arthur Yu	42	Chief Financial Officer and President of BEC	Chief Financial Officer in December 2020 and President of BEC in December 2022	2020
Mr. Peter Tao Liang	36	Senior Vice President	November 2019	2014
Mr. Jason Nan Xie	49	Vice President	December 2019	2019

Mr. Vincent Wenbin Qiu is our founder. Since the founding of our business in 2007, Mr. Qiu currently serves as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor’s degree in electronic engineering from Tsinghua University in July 1992 in Beijing, the PRC.

Mr. Junhua Wu is one of our co-founders and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer from December 2017 to December 2022, and as our director since 2012. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

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

Ms. Bin Yu has served as our independent director since May 2015. Ms. Yu served as the chief financial officer of Lingochamp Information Technology (Shanghai) Co., Ltd., an AI technology driven education company, from September 2017 to January 2020. Ms. Yu has been a director of iDreamSky Technology Holdings Limited, a China-based digital entertainment platform operator listed on the Hong Kong Stock Exchange, since May 2018. Ms. Yu has been an independent director of GDS Holdings Limited, a colocation, managed hosting and managed cloud services provider primarily listed on The Nasdaq Stock Market and secondarily listed on the Hong Kong Stock Exchange, since November 2016. Ms. Yu has been an independent director of Kuke Music Holdings Limited, a leading provider of classical music licensing, subscription and education services in China listed on the New York Stock Exchange, since January 2021. Ms. Yu has been an independent director of ZERO2IPO HOLDINGS INC., an integrated service platform for equity investment industry listed on the Hong Kong Stock Exchange, since December 2020. In addition, Ms. Yu served as an independent director and the audit committee chair of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, from June 2014 to January 2021. Ms. Yu also served as chief financial officer of Innolight Technology Corporation, a high-speed optical transceiver supplier in China, from January 2015 to May 2016 and the chief financial officer of Star China International Media Limited, a company engaged in the entertainment TV programs business. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2011 to 2012, of Youku Tudou Inc.’s predecessor, Tudou Holdings Limited. Ms. Yu obtained a master’s degree in education and a master’s degree in accounting from the University of Toledo in the United States in August 1998 and May 1999, respectively, and an EMBA degree from Tsinghua University and INSEAD in January 2013 in Beijing, the PRC. She was a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

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

Mr. Benjamin Changqing Ye has served as our independent director since May 2016. Mr. Ye has also served as an independent director of NWTN Inc., a mobility technology company listed on the Nasdaq Stock Market, since November 2022; an independent director of VNET Group Inc., a carrier- and cloud-neutral internet data center services provider listed on the Nasdaq Stock Market, since August 2022; an independent director of Hygeia Healthcare Holdings Co., Limited, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019; an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange since December 2018; and an independent director of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. In addition, Mr. Ye has served as a non-executive director of Panjing Harbourview Investment Fund L.L.P. since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director, the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of Advisory Services of Shanghai office and the head of Transaction Services of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Mr. Arthur Yu has served as our chief financial officer since December 2020 and president of BEC since December 2022. Before joining us on September 1, 2020 as Vice President of Finance, Mr. Yu worked for Jaguar Land Rover Plc, where he served as CFO Greater China and Board Supervisor of the Chery Jaguar Land Rover from 2018 to 2020. Prior to this, Mr. Yu worked for BT Group Plc from 2009 to 2018 and held several senior leadership positions in UK and Hong Kong. His last role within BT Group was CFO, Asia, Middle East and Africa and Chairman of BT China. During his time at BT Group, he delivered significant cashflow and profitability improvement through an operational efficiency programme. In his earlier career, Mr. Yu worked as a management consultant for PricewaterhouseCoopers from 2007 to 2009 and worked for Rolls-Royce Plc under its graduate leadership programme from 2004 to 2007. Mr. Yu received a BSc degree in management sciences from Warwick University in 2003 in England, an MSc degree in management information systems from the London School of Economics in 2004 in England, and an Executive MBA degree from Judge Business School, University of Cambridge in 2016 in England. He is currently a fellow member of the Charted Institute of Management Accountant.

Mr. Peter Tao Liang currently serves as our senior vice president, in charge of operation of logistics and supply chain group and operation management center. Mr. Liang rejoined us in November 2019. Mr. Liang served as our vice president, primarily supervising our logistic and administrative departments, from January 2017 to August 2019. Prior to that, Mr. Liang held a number of positions with us, including our logistics director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

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

B.           Compensation

In 2022, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB20,464.3 million (US$2,967.1 million) to our directors and executive officers as a group and granted an aggregate of 2,464,284 restricted share units to our directors and executive officers.

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

Share Incentive Plans

We have adopted a number of share incentive plans since our inception. The following share incentive plans remained effective until November 1, 2022:

●	2014 Share Incentive Plan, or the 2014 Plan; and
●	2015 Share Incentive Plan, or the 2015 Plan.

We adopted the 2022 Share Incentive Plan, or the 2022 Plan, on November 1, 2022 to replace the 2014 Plan and the 2015 Plan. The 2014 Plan, the 2015 Plan and the 2022 Plan are collectively referred to as the Share Incentive Plans.

The following summarizes, as of December 31, 2022, the options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our Share Incentive Plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Plan and 2015 Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan. On May 30, 2014, we adopted our 2014 Plan to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. As of December 31, 2022, the maximum number of shares which may be issued pursuant to all outstanding awards under the 2014 Plan was 1,887,470.

On May 5, 2015, we adopted our 2015 Plan, which was further amended in July 2016. As of December 31, 2022, the maximum number of shares which may be issued pursuant to all outstanding awards under the 2015 Plan was 2,687,777.

On November 1, 2022, the 2014 Plan and the 2015 Plan were terminated and replaced by the 2022 Plan. The 2014 Plan and the 2015 Plan continue to govern all awards granted prior to November 1, 2022 but no new awards shall be granted under the 2014 Plan and the 2015 Plan following November 1, 2022.

2022 Plan

On November 1, 2022, we adopted our 2022 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2022 Plan initially as of November 1, 2022 is 17,488,424 Class A ordinary shares; provided, however, that the maximum number of shares in respect of all awards which may be granted under the 2022 Plan shall not exceed 10% of the total number of shares outstanding as of the date of approval of the 2022 Plan by the Shareholders. The shares which may be issued pursuant to the awards under the 2022 Plan shall be Class A ordinary shares. As of December 31, 2022, the number of shares which may be issued pursuant to all outstanding awards under the 2022 Plan was 6,595,577.

Key Terms of Share Incentive Plans

Types of Awards. The Share Incentive Plans permit the grant of several kinds of awards, including among others, options, restricted shares, restricted share units and share appreciation rights.

Plan Administration. Our board of directors will administer the Share Incentive Plans, and may delegate its administrative authority to a committee of one or more members of our board or our chief executive officer, subject to certain restrictions. Among other things, the board of directors will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant. The administrator of the Share Incentive Plans has the power and discretion to cancel, forfeit or surrender an outstanding award under the Share Incentive Plans, respectively.

Award Agreements. Options and other awards granted under the Share Incentive Plans will be evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to, among others, the employees, directors, consultants, independent contractors and agents (the “Eligible Individuals”) rendering bona fide services to us or our affiliated or related entities designated by our board, as well as our non-employee directors, provided that awards cannot be granted to consultants, independent contractors, agents or non-employee directors who are resident of any country in the European Union, and any other country which pursuant to applicable laws does not allow grants to non-employees. No Eligible Individual shall have an automatic right to be granted an award pursuant to each of the Share Incentive Plans.

Term of the Option and Stock Appreciation Rights. The term of each option and stock appreciation right granted will not exceed ten years, and the board of directors may extend the term subject to certain limitation under relevant applicable regulations.

Acceleration of Awards upon Corporate Transactions. The board of directors may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards, subject to the relevant applicable rules and regulations.

Vesting Schedule. Under the 2014 Plan and the 2015 Plan, the board of directors determines the vesting schedules. Under the 2022 Plan, the awards shall vest no earlier than the first anniversary of the date on which such award is granted unless otherwise permitted under the 2022 Plan and the applicable laws and rules.

Amendment and Termination. The board of directors may at any time amend, modify or terminate the Share Incentive Plans subject to shareholder approval to the extent required by laws and the applicable rules and regulations. Any amendment, modification or termination of the Share Incentive Plans must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the Share Incentive Plans will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the Share Incentive Plans, respectively.

The following table summarizes, as of December 31, 2022, the outstanding options that we granted to our directors, executive officers, and other individuals as a group under our Share Incentive Plans.

	Ordinary shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Date of Grant	Date of Expiration
Junhua Wu	1,732,674	0.0136; 0.0001	Various dates from August 29, 2014 to February 6, 2015	Various dates from August 28, 2024 to February 5, 2025
Bin Yu	*	0.0001	May 20, 2015	May 19, 2025
Other individuals as a group	119,796	0.0136; 1.5	various dates from January 30, 2010 to February 6, 2015	various dates from January 29, 2020 to February 5, 2025

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes, as of the date of December 31, 2022, the outstanding restricted share units that we granted to our directors, executive officers, and other individuals as a group under our Share Incentive Plans.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Arthur Yu	1,816,800	Various dates from September 23, 2020 to December 2, 2022	Various dates from September 22, 2030 to December 1, 2032
Vincent Wenbin Qiu	1,025,550	Various dates from August 25, 2019 to August 20, 2021	Various dates from August 24, 2029 to August 19, 2031
Junhua Wu	460,500	Various dates from August 25, 2019 to August 20, 2022	Various dates from August 24, 2029 to August 19, 2032
Peter Tao Liang	*	Various dates from February 17, 2020 to December 2, 2022	Various dates from February 16, 2030 to December 1, 2032
Jason Nan Xie	*	Various dates from February 17, 2020 to December 2, 2022	Various dates from February 16, 2030 to December 1, 2032
Bin Yu	*	August 20, 2022	August 19, 2031
Steve Hsien-Chieng Hsia	*	August 20, 2022	August 19, 2031
Yiu Pong Chan	*	August 20, 2022	August 19, 2031
Benjamin Changqing Ye	*	August 20, 2022	August 19, 2031
Other individuals as a group	2,720,400	Various dates from March 13, 2020 to December 2, 2022	Various dates from March 12, 2030 to December 1, 2032

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

C.           Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to the respective rules of Nasdaq and the Hong Kong Stock Exchange and the following paragraph, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director shall not be entitled to vote on (nor shall be counted in the quorum in relation to any resolution of the board in respect of any contract or arrangement or any other proposal whatsoever in connection with our VIE (as defined in our articles of association) and in which he has any material interest conflicting with that of us, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution). If any question shall arise at any meeting of the board as to the materiality of a director’s interest or as to the entitlement of any director to vote or form part of the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not be counted in the quorum, such question shall be referred to the directors at the meeting who are not similarly interested, and their ruling shall be final and conclusive.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Ms. Bin Yu. Mr. Steve Hsien-Chieng Hsia is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Ms. Bin Yu satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board Diversity

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Each of the directors has entered into a director agreement with the company for a term of three years, which may be terminated by prior notice in writing served by either party on the other. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to us, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our memorandum and articles of association or the Companies Act.

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

Our sixth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in or about their conduct of our business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our sixth amended and restated memorandum and articles of association. Pursuant to the indemnification agreements, we agree to hold harmless and indemnify our directors and officers against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf, in connection with any proceedings which the indemnitee was, is or will be involved as a party, including, without limitation, all liability arising out of the negligence or passive wrongdoing of the indemnitee, except that we shall not be obligated to make any payment to the indemnitee that is finally determined to be unlawful or as specified in the indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.           Employees

As of December 31, 2022, we had 7,588 full-time employees, including 1,266 full-time employees from the acquired business entities in 2022. We had a total of 6,076 and 8,821 full-time employees as of December 31, 2020 and 2021, respectively. We had a total of 762, 794 and 691 information technology staff as of December 31, 2020, 2021 and 2022, respectively. The decrease in our employees was primarily due to our disposal of a loss-making subsidiary of our warehouse and supply chain businesses in the third quarter of 2022. As of December 31, 2022, approximately 70% of our information technology staff had bachelor’s or higher degrees. We have streamlined our R&D team to improve efficiency. The following table provides a breakdown of our employees as of December 31, 2022 by function:

Function	Number
Front-end(1)	5,405
Warehouse and Logistics	1,209
Information technology	691
Back-end(2)	283
Total	7,588
(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.

(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

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

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.”

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2023, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 177,941,955 ordinary shares (including 164,641,217 Class A ordinary shares, excluding the 0 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2023.

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

	Ordinary Shares Beneficially
	Owned as of March 31, 2023
			Percentage	Percentage
	Class A	Class B	of total	of aggregate
	ordinary	ordinary	ordinary	voting
Name	shares	shares	shares	power**
Directors and Executive Officers:
Vincent Wenbin Qiu (1)	2,826,092	9,410,369	6.8%	32.4%
Junhua Wu (2)	2,405,709	3,890,369	3.5%	13.8%
Yang Liu (3)	26,469,422	—	14.9%	8.9%
Satoshi Okada (4)	*	—	*	*
Yiu Pong Chan	*	—	*	*
Bin Yu (5)	*	—	*	*
Steve Hsien-Chieng Hsia (6)	*	—	*	*
Benjamin Changqing Ye (7)	*	—	*	*
Arthur Yu (8)	*	—	*	*
Peter Tao Liang (9)	*	—	*	*
Jason Nan Xie (10)	*	—	*	*
All our Directors and Executive Officers as a group (11)	32,344,062	13,300,738	25.0%	54.6%

Principal Shareholders:
Alibaba Investment Limited (12)	26,469,422	—	14.9%	8.9%
Jesvinco Holdings Limited (13)	10	9,410,369	5.3%	31.6%
Casvendino Holdings Limited (14)	2,358,957	3,890,369	3.5%	13.8%

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

(1)

Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 850,507 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu, and 1,975,575 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2023 held by Mr. Qiu.

(2)

Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, 405 Class A ordinary shares beneficially owned by Mr. Wu, and 1,732,674 Class A ordinary shares issuable upon exercise of options within 60 days of March 31, 2023 held by Casvendino Holdings Limited, and 46,347 and 626,283 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2023 held by Mr. Wu and Casvendino Holdings Limited, respectively.

(3)

Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. The business address for Ms. Liu is No. 969 West Wenyi Road, Hangzhou, Zhejiang Province, China. Ms. Liu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.

(4)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2023 held by Mr. Okada.
(5)	Represents Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2023 held by Ms. Yu.
(6)	Represents Class A ordinary shares issuable upon vesting of restricted share units and in the form of ADS held by Mr. Hsia.

(7)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2023 held by Mr. Ye.
(8)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2023 held by Mr. Yu.
(9)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2023 held by Mr. Liang.
(10)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2023 held by Mr. Xie.
(11)

Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2023 held by all of our directors and executive officers as a group.

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

(13)

Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(14)

Represents 3,890,369 Class B ordinary shares and 2,358,957 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2023 held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2023, a total of 112,963,989 (including 0 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program) Class A ordinary shares are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “ — B. Compensation — Share Incentive Plans.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.           Related Party Transactions

Contractual Arrangements with Shanghai Zunyi and Its Shareholders

We operate our relevant business through contractual arrangements between our wholly-owned subsidiary, Shanghai Baozun, and our VIE, Shanghai Zunyi, and the shareholders of Shanghai Zunyi. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Shanghai Zunyi and Its Shareholders.”

Transactions and Agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2020, 2021 and 2022, we incurred service fees of RMB671.5 million, RMB752.8 million and RMB746.9 million (US$108.3 million), respectively. We incurred commission fees of RMB624.9 thousand, RMB282.9 thousand and RMB nil thousand (US$ nil thousand) to, and generated services revenue of RMB21.4 million, RMB12.3 million RMB7.5 million (US$1.1 million) from, AJ (Hangzhou) Network Technology Company Limited, or AJ, a subsidiary of Alibaba Group, in 2020,2021 and 2022, respectively. Alibaba Group is one of our major shareholders. See “ — Major Shareholders.” For the nature of the services rendered by AJ to us, see “ — Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited” below.

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

In 2021, we received logistic services from Cainiao and provide warehousing service to Cainiao and AJ. Cainiao and AJ have been consolidated within the Alibaba Group since October 2017 and August 2019, respectively, and therefore have become our related parties. We incurred logistic service fee of RMB89.0 million, RMB72.5 million RMB47.6 million (US$6.9 million) to Alibaba Group and generated warehousing services revenue of RMB1.3 million, RMB32.8 thousand and RMB34.6 million (US$5.0 million) in 2020, 2021 and 2022, respectively, after Cainiao and AJ became our related parties.

As of December 31, 2022, amounts due from Alibaba Group were RMB38.4 million (US$5.6 million), representing receivables to be collected from Alibaba Group for store operation services and warehousing services provided by us and deposits paid.

As of December 31, 2022, amounts due to Alibaba Group were RMB21.3 million (US$3.1 million), mainly representing payable for the commission services provided by AJ, a subsidiary of Alibaba Group and logistics, marketing and platform services fees to be paid to Alibaba Group by us.

Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank Corp, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Tsubasa Corporation is one of our major shareholders. See “ — Major Shareholders.” Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as a commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. In 2020, 2021 and 2022, after it had become one of our related parties, we incurred commission fees of nil, nil and nil to and generated services revenue of nil, nil and nil from Ahead, respectively.

Since August 2019, pursuant to the amended agreement among us, Ahead, and AJ, all transactions and balances with Ahead have been transferred to AJ, which became our related party as a subsidiary of Alibaba. For the amount of commission fees and service fees we paid to AJ, see “ — Transactions and agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited.”

Transactions with Beijing Pengtai Baozun E-commerce Co., Ltd.

In January 2018, Pengtai Baozun, became our related party as an e-commerce joint venture. We have provided IT services to Pengtai Baozun since 2019. In 2020, 2021 and 2022, we generated services revenue of RMB4.3 million, RMB2.1 million and nil from

Pengtai Baozun. We have provided store operation service to Pengtai and generated services revenue of RMB5.0 million (US$0.7 million).

As of December 31, 2022, amounts due from Pengtai Baozun were RMB2.0 million.

Transactions with Shanghai Misako E-commerce Limited

In October 2018, Shanghai Misako E-commerce Limited, or Misako, became our related party as an e-commerce joint venture. We provide store operation services to Misako. In 2020, 2021 and 2022, we generated services revenue of nil, nil and nil from Misako, respectively.

As of December 31, 2022, amounts due from Misako were nil.

Transactions with Hangzhou Juxi Technology Co., Ltd.

In June 2019, Hangzhou Juxi Technology Co., Ltd., or Juxi, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Juxi. In 2020, 2021 and 2022, we incurred outsourcing labor cost of RMB18.0 million, RMB15.2 million and RMB6.4 million (US$0.9 million) to Juxi, respectively.

As of December 31, 2022, amounts due to Juxi were RMB1.5 million (US$0.2 thousand), representing outsourcing labor cost to be paid to Juxi by us.

Transactions with Jiangsu Shanggao Supply Chain Co., Ltd.

In December 2019, Jiangsu Shanggao Supply Chain Co., Ltd., or Shanggao, became our related party as an e-commerce joint venture. We receive logistics services from Shanggao. In 2020, 2021 and 2022, we incurred logistics service fees of RMB5.8 million, RMB0.3 million and nil, respectively, to Shanggao.

As of December 31, 2022, amounts due to Shanggao were RMB500 thousand (US$72.5 thousand), representing logistics service fees to be paid to Shanggao by us.

Transactions with Signify (China) Investment Co., Ltd.

In January 2020, Signify (China) Investment Co., Ltd., or Signify Investment, became our related party as an e-commerce joint venture. We provide store operation services, warehousing services and IT services to Signify Investment, and generated service revenue of RMB29.2 million, RMB9.0 million and RMB6.7 million (US$1.0 million) from Signify Investment in 2020, 2021 and 2022, respectively.

As of December 31, 2022, the amounts due from Signify Investment were RMB3.6 million (US$0.5 million), representing store operation services fees to be paid by Signify Investment to us.

Transactions with Shanghai Kewei E-Commerce Co., Ltd.

In June 2020, Shanghai Kewei E-commerce Co., Ltd., or Kewei, became our related party as an e-commerce joint venture. We provide store operation services to Kewei, and generated service revenue of RMB3.7 million and RMB1.6 million and RMB0.9 million (US$0.1 million) from Kewei in 2020, 2021 and 2022, respectively.

Kewei also provides marketing and platform services to us. In 2020, 2021 and 2022, we incurred marketing and platform service fees in an amount of RMB2.1 million and RMB27.0 million and RMB52.8 million (US$7.7 million) to Kewei, respectively.

As of December 31, 2022, the amounts due from Kewei were 5.6 million (US$0.8 million).

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

Transactions with Hangzhou Baichen Technology Co., Ltd.

In September 2020, Hangzhou Baichen Technology Co., Ltd., or Baichen, became our related party as an associate. Baichen provides marketing and platform services to us. In 2020, 2021 and 2022, we incurred marketing and platform service fees in an amount of RMB3.8 million, RMB6.2 million and RMB0.7 million (US$0.1 million) to Baichen, respectively. We provide store operation services to Baichen, and generated service revenue of nil and nil and RMB20 thousand (US$2.9 thousand) from Baichen in 2020, 2021 and 2022, respectively.

Transactions with Hunan Leier Media Co., Ltd.

In March 2021, Hunan Leier Media Co., Ltd., or Leier, became our related party as an associate. Leier provides marketing and platform services to us. In 2021 and 2022, we incurred marketing and platform service fees in an amount of RMB466 thousand and RMB271 thousand (US$39.3 thousand) to Leier.

As of December 31, 2022, amounts due to Leier were nil. The amounts due from Leier were RMB6.3 million (US$0.9 million).

Transactions with Hangzhou Dajing Guangtong Network Technology Co., Ltd.

In May 2021, Hangzhou Dajing Guangtong Network Technology Co., Ltd., or Dajing, became our related party as an associate. Dajing provides marketing and platform services to us. In 2021 and 2022, we incurred marketing and platform service fees in an amount of RMB665 thousand and RMB250 thousand (US$36.2 thousand) to Dajing.

Transactions with Jiangsu Creaway Supply Chain Management Co., Ltd.

In June 2021, Jiangsu Creaway Supply Chain Management Co., Ltd., or Creaway Group, became our related party as it is the non-controlling shareholder of Baoleantone. Creaway Group collected logistics service revenues and advanced logistics service fees for Baoleantone of RMB68.6 million (US$10.8 million) and RMB57.9 million (US$9.1 million) in 2021, and RMB64.6 million (US$9.4 million) and RMB13.4 million (US$1.9 million) in 2022. Creaway Group provided logistics services and received logistics services to and from Baoleantone of RMB2.3 million (US$0.4 million) and RMB2.2 million (US$0.4 million) in 2021, respectively, and RMB2.2 million (US$0.3 million) and RMB4.3 million (US$0.6 million) in 2022, respectively.

As of December 31, 2022, amounts due to Creaway Group were RMB2.9 million (US$0.4 million), mainly representing logistic service expenses advanced by Creaway Group, and amounts due from Creaway Group were RMB6.9 million (US$1.0 million), mainly representing logistic service fees collected by Creaway Group.

Transactions with Baobida IOT Technology (Suzhou) Co., Ltd

In July 2022, Baobida IOT Technology (Suzhou) Co., Ltd , or “Baobida,” became our related party as an associate. We provided warehousing service to Baobida and generated service revenue of nil, nil and RMB 461.4 thousand(US$ 66.9 thousand) in 2020, 2021, 2022, respectively. Baobida provided logistic service to us. In 2020, 2021 and 2022, we incurred logistic service fees in an amount of nil, nil and RMB8.2 million (US$1.2 million) to Baobida, respectively.

As of December 31, 2022, amounts due to Baobida were RMB4.2 million (US$0.6 million), mainly representing logistic service expenses to be paid to Baobida, and amounts due from Baobida were RMB19.1 million (US$2.8 million), mainly representing loans to Baobida.

Transactions with Shanghai Mansen Brand Management Co., Ltd

In January 2022, Shanghai Mansen Brand Management Co., Ltd, became our related party as an associate. We provided store operation service and warehousing service to Mansen and generated service revenue of RMB 1.4 million(US$ 0.2 million) and RMB5 thousand(US$0.7 thousand) in 2022, respectively.

As of December 31, 2022, amounts due from Mansen were RMB1.5 million (US$0.2 million), mainly representing store operation service and warehousing service fees collected by Mansen.

Transactions with Changsha Benwei Fresh Food Brand Management Co., Ltd

In December 2021, Changsha Benwei Fresh Food Brand Management Co., Ltd, became our related party as an associate. We provided store operation service to Benwei and generated service revenue of RMB 6.3 million(US$ 0.9 million) in 2022. Benwei provided marketing and platform service to us. In 2022, we incurred marketing and platform service fees in an amount of RMB0.7 million (US$0.1 million) to Benwei.

As of December 31, 2022, amounts due to Benwei were RMB2 thousand (US$0.3 thousand), mainly representing marketing and platform service expenses to be paid to Benwei, and amounts due from Benwei were RMB6.6 million (US$1.0 million), mainly representing store operation service fees collected by Benwei.

Transactions with Aoxue Culture Communication (Beijing) Co., Ltd

In September 2021, Aoxue Culture Communication (Beijing) Co., Ltd, became our related party as an associate. We provided store operation service to Aoxue and generated service revenue of RMB 3.2 million(US$ 0.5 million) in 2022.

As of December 31, 2022, amounts due from Aoxue were RMB3.2 million (US$0.5 million), mainly representing store operation service fees collected by Aoxue.

Transactions with Laifeng Brand Management (Shanghai) Co., Ltd.

In September 2021, Laifeng Brand Management (Shanghai) Co., Ltd., became our related party as an associate. We provided store operation service to Laifeng and generated service revenue of RMB 0.8 million(US$ 0.1 million) in 2022.

As of December 31, 2022, amounts due from Laifeng were RMB61 thousand (US$8.8 thousand), mainly representing store operation service fees collected by Laifeng.

The balances with the related parties as of December 31, 2022 as disclosed above are all trade in nature.

Transactions with Tsubasa Corporation

In 2021, we repurchased 19,042,105 Class A ordinary shares from Tsubasa Corporation, one of our shareholders and a company wholly owned by Softbank Corp, at an aggregate purchase price of approximately US$105.0 million in privately negotiated transactions.

We did not incur any related party transaction with Tsubasa Corporation in 2022.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees —B. Compensation— Share Incentive Plans.”

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

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor, and did not make additional allowance in 2022.

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

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and ADSs — Because we do not expect to pay dividends in the foreseeable future, holders of our ADSs and/or Class A ordinary shares must rely on price appreciation of our ADSs and/or Class A ordinary shares for return on their investment.”

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Dividends distributed by Shanghai Baozun, our major PRC subsidiary, to us are subject to PRC taxes. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated distributable after-tax profits, if any, determined in accordance with their respective articles of association and Chinese accounting standards and regulations. “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements.”

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

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code “9991” as a secondary listed issuer. The gross proceeds to us from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$425.2 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. We received total net proceeds of approximately HK$3,511.4 million (US$450.2 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option. On November 1, 2022, we voluntarily converted our secondary listing status to primary listing status.

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

According to our sixth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

The following are summaries of material terms and provisions of our sixth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. These summaries are not complete, and you should read the forms of our memorandum and articles of association, which was filed as exhibits to our registration statement on Form F-1.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity that is not an Affiliate (as defined in the sixth amended and restated memorandum and articles of association) of such holder or the beneficial owner, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our sixth amended and restated articles of association. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors.

Our sixth amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-tenth of the votes attaching to all issued and outstanding shares of our company and are entitled to vote. An annual general meeting shall be held in each year. Extraordinary general meetings may be convened by a majority of our board of directors or upon a request to the directors by shareholders holding in the aggregate not less than one-tenth of our voting share capital, on a one vote per share basis. Advance notice of at least 21 calendar days is required for the convening of our annual general meeting and advance notice of at least 14 calendar days is required for the convening of any other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution, in respect of (i) any amendment to our memorandum and articles of association, or (ii) the voluntary liquidation or winding up of the Company, requires the affirmative vote of not less than three-fourths of the votes attaching to the ordinary shares cast at a general meeting, and in respect of any other matter that requires a special resolutions, requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any unissued shares.

Transfer of Shares. Subject to the restrictions of our sixth amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the share certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (e) the shares concerned are free of any lien in favor of us; or (f) a fee of such maximum sum as The Nasdaq Stock Market or the Hong Kong Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by the holders of a majority of not less than three-fourths of the shares of that class present and voting at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, our sixth amended and restated memorandum and articles of association provide that except when our register of members is closed in accordance with our sixth amended and restated memorandum and articles of association, our branch register of members maintained in Hong Kong shall during business hours be kept open for inspection by any member without charge. In addition, we will provide our shareholders with annual audited financial statements.

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

Subject to the Companies Act and our sixth amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our sixth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our sixth amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Our sixth amended and restated memorandum and articles of association permit indemnification of officers and directors for all actions, proceedings, charges, losses, damages, liabilities, costs and expenses incurred in their conduct of the company’s business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretion, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such officers and directors unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our sixth amended and restated memorandum and articles of association.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company-a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities (which are of persuasive authority, although not binding on the courts of the Cayman Islands) are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our sixth amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our sixth amended and restated articles allow our shareholders holding in the aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of our company, on a one vote per share basis, to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our sixth amended and restated articles of association provides that we may in each year hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our sixth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our sixth amended and restated articles of association, directors may be removed by ordinary resolution of the shareholders. In addition, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our sixth amended and restated memorandum and articles of association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our sixth amended and restated articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by the holders of a majority of not less than three-fourths of the shares of that class present and voting at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our sixth amended and restated memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Our sixth amended and restated memorandum and articles of association provide that except when our register of members is closed in accordance with our sixth amended and restated memorandum and articles of association, our branch register of members maintained in Hong Kong shall during business hours be kept open for inspection by any member without charge. In addition, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our sixth amended and restated memorandum and articles of association have the potential to be exercised in a way that may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our sixth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our sixth amended and restated memorandum and articles of association that requires us to disclose shareholder ownership above any particular ownership threshold.

C.           Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.           Exchange Controls

Foreign Currency Exchange

See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Foreign Exchange and Dividend Distribution Foreign Exchange Regulation.”

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and from its effective date superseded the Wholly Foreign-Owned Enterprise Law. Under the Foreign Investment Law, the organizational form, corporate governance and operational guidelines of a foreign invested enterprise shall be in compliance with the PRC Company Law. However, the Foreign Investment Law establishes a five-year grace period from its effective date in respect of the existing wholly foreign-owned enterprises, so that they can remain their original organizational form under the Wholly Foreign-owned Enterprise Law during such grace period. The Foreign Investment Law and its implementation rules also provide that after the conversion from a wholly foreign-owned enterprise or sino-foreign equity joint venture to a foreign invested enterprise under the Foreign Investment Law, distribution method of gains agreed in the joint venture agreements may continue to apply.

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

Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Although it appears that Bulletin 7 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of Bulletin 7 and we and our non-PRC resident investors may be at risk of being subject to tax filing or withholding obligations under Bulletin 7 and we may be required to spend valuable resources to comply with Bulletin 7 or to establish that we should not be taxed under Bulletin 7. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — We may be treated as a resident enterprise for PRC tax purposes under the PRC EIT Law, and we may therefore be subject to PRC income tax on our global income.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Dividends payable to our foreign investors and gains on the sale of our ADSs or ordinary shares by our foreign investors may become subject to PRC tax law.”

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

To facilitate ADS-Class A ordinary share conversion and trading between The Nasdaq Stock Market and the Hong Kong Stock Exchange, we also moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Risk Factors — Risks Related to Our Ordinary Shares and ADSs — There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.”

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

This discussion is limited to U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	persons who own or are deemed to own 10% or more of the voting power or value of our stock;
●	persons subject to the alternative minimum tax;
●	persons holding our ADSs or ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons whose “functional currency” is not the U.S. dollar;
●	banks, insurance companies, and other financial institutions;
●	brokers, dealers or traders in stock, securities or currencies;
●	corporations that accumulate earnings to avoid U.S. federal income tax;
●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
●	corporations that have elected to be taxed as “S corporations” under Subchapter S of Chapter 1 of the Code (and investors therein);
●	tax-exempt organizations or governmental organizations;
●	persons deemed to sell our ADSs or ordinary shares under the constructive sale provisions of the Code;
●	persons who use or are required to use a mark-to-market method of accounting;
●	persons who hold or receive our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;
●	“real estate investment trusts”;
●	“regulated investment companies”; and
●	tax-qualified retirement plans.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the discussion under “ — Passive Foreign Investment Company” below, the gross amount of any distributions we make to you with respect to your ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of certain dividends received from U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make to you will be reported as a dividend even if it would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends received may be subject to a reduced rate of U.S. federal income tax applicable to “qualified dividend income,” provided that (1) either (a) our ADSs or ordinary shares, with respect to which the dividends are paid, are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to the U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year (discussed below), and (3) the ADSs or ordinary shares are held for a holding period of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Under IRS authority, common or ordinary shares, or depositary shares representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Select Market, where our ADSs (but not our ordinary shares) are listed. If we are treated as a “resident enterprise” for PRC tax purposes (see “ — PRC Tax”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower tax rate applicable to qualified dividend income for any dividends we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

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

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “ — PRC Tax”), the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “ — Passive Foreign Investment Company” below, the gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of such treaty or fails to make the election to treat any gain as PRC-source gain, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the sale or other taxable disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and we do not expect to become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status requires an intensive factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. In particular, any recent significant decline in the market price of our ADSs increases the risk of us becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where the market price of our ADSs declines and/or we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, the risk of us becoming classified as a PFIC may substantially increase.

A non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year if either:

●	at least 75% of its gross income for such year is passive income; or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

In applying these tests, a foreign corporation is treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our VIE should be treated as ownership of stock. However, the risk of us becoming classified as a PFIC may increase if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes. Passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person).

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

I.            Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

Enforceability of Civil Liabilities

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, almost all our senior executive officers reside within China for a significant portion of the time and most of our senior executive officers are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

Our Cayman Islands legal counsel has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, and (ii) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgement has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine, or a penalty; (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (vi) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Our PRC legal counsel has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi, while some of our cash and cash equivalents, restricted cash and short-term investments are denominated in U.S. dollars. Our exposure to foreign exchange risk primarily relates to such financial assets denominated in U.S. dollars. Any significant revaluation of Renminbi against the U.S. dollar may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares and/or ADSs in U.S. dollars. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.” The value of an investment in our ADSs or Class A ordinary shares will be affected by the exchange rate between the U.S. dollar and the Renminbi or Hong Kong dollar and Renminbi, as applicable, because the value of our business is effectively denominated in Renminbi, while our ADSs or Class A ordinary shares are traded in U.S. dollars or Hong Kong dollar, as applicable. We have not used any derivative financial instruments to hedge exposure to such risk.

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

To the extent that we need to convert U.S. dollars we receive from our public offerings, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs for business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,898.4 million and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$146.7 million. Assuming we had converted RMB1,898.4 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00, as of December 31, 2022, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$275.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$396.9 million instead. Assuming we had converted US$146.7 million into RMB at the exchange rate of RMB6.8972 for US$1.00, as of December 31, 2022, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,910.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB3,011.4 million.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term and long-term borrowings, and the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, due to changes in market interest rates, our future interest expense may increase and our future interest income may fall short of expectations.

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2020,2021 and 2022 was 2.5%, 0.9% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2020, 2021 and 2022, substantially all of our cash and cash equivalents and restricted cash were held by major financial institutions located in PRC, Hong Kong and Singapore. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers are generally reputable medium to large brands with proven track records, and our customers pay for our product sales through a network of third-party payment service providers. We have not experienced significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB12.9 million, RMB118.7 million and RMB120.5 million (US$17.5 million) as of December 31, 2020, 2021 and 2022, respectively.

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing Class A ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of US$0.05 or less per ADS upon which any cash distribution is made pursuant to the deposit agreement;
●	an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Class A ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were Class A ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	stock transfer or other taxes and other governmental charges (which are payable by ADR holders or persons depositing Class A ordinary shares);
●	cancellation transaction (including SWIFT, telex and facsimile transmission) fees and delivery expenses incurred at your request in connection with the deposit or delivery of Class A ordinary shares, ADRs or deposited securities as disclosed on the “Disclosures” page (or successor page) of ADR.com (which are payable by such persons or holders);
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing Class A ordinary shares or ADR holders withdrawing deposited securities); and
●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2022, the amount of reimbursements we received relating to the ADS facility from the depositary was nil.

Conversion between ADSs and Class A Ordinary Shares

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares trade on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange are conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	Securities and Futures Commission of Hong Kong, or SFC, transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.2% of the value of the transaction, with 0.1% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	the Hong Kong share registrar’s service fee of HK$2.50 or 0.05% of the market value depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor who has deposited his or her Class A ordinary shares in his or her stock account or in his or her designated Central Clearing and Settlement System, or CCASS, participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his broker or custodian before the settlement date.

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

Our ADSs

Our ADSs are traded on The Nasdaq Global Select Market. Dealings in our ADSs on The Nasdaq Global Select Market are conducted in U.S. Dollars. ADSs may be held either:

●	directly, by having a certificated ADS, or an ADR, registered in the holder’s name, or by holding a “Direct Registration ADR” in book-entry form in the “Direct Registration System,” the system established by the Depository Trust Company, or DTC, for the uncertificated registration of ownership of securities utilized by the depositary to record the ownership of ADRs without the issuance of certificates, in which case the ownership is evidenced by periodic statements issued by the depositary to the holders of ADRs entitled thereto; or
●	indirectly, through the holder’s broker or other financial institution.

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

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited with CCASS, the investor must transfer Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian and depositary via his or her broker.
●	If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, and submit and deliver a duly completed and signed letter of transmittal to the custodian and depositary.
●	Upon payment of its fees and expenses, payment or net of the depositary’s fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor (if such ADSs are to be held directly by such investor in book-entry form through DTC’s “Direct Registration System”) or his or her broker, or will issue a certificated ADR if such ADSs are to be held in physical certificated form.

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

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in physical certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses, payment of CCASS fees and expenses, and payment of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong Share Registrar.

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

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

●	payment of all amounts required pursuant to the deposit agreement, including the issuance and cancellation fees therein, any stock transfer or other tax or other governmental charges and any stock transfer or registration fees in effect;
●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar or Cayman share register are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that the Hong Kong share registrar will charge HK$2.50 or 0.05% of the market value, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each Class A ordinary share certificate canceled or issued by it and any applicable fee as stated in the Class A ordinary share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 (or less) per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

For the period from September 29, 2020, the date of the Hong Kong IPO, to the date of this annual report, we have used US$300.1 million net proceeds from the global offering and the Hong Kong public offering for expansion of our brand partner network, enhancing our digital marketing and fulfillment capabilities, investment in technology and innovation, strategic alliances, and merger and acquisitions.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2022.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Baozun Inc. and its subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated April 25, 2023 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

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

April 25, 2023

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

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by our principal external auditors(1) for the years ended December 31, 2021 and 2022.

	For the Year Ended December 31,
	2021		%	2022	%
	(in thousands)			(in thousands)
Audit Fees	US$	1,123.8	85.7	1,040.3	67.8
Audit-Related Fees		—	—	—	—
Tax Fees		—	—	—	—
All Other Fees		188.3	14.3	493.0	32.2
Total	US$	1,312.1	100.0	1,533.3	100.0

Note:

(1)

We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as independent registered public accounting firm for our annual report on Form 20-F, and Deloitte Touche Tohmatsu in Hong Kong as independent auditor for our Hong Kong annual report.

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by our principal external auditors in connection with statutory and regulatory filings or other engagements for those fiscal years and public offering in Hong Kong Stock Exchange in 2020.

Audit-Related Fees. This category includes the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal external auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.”

Tax fees. This category includes the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance, tax advice, and tax planning.

All Other Fees. Other fees billed for the fiscal years ended December 31, 2022 includes fees billed by our principal external auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

All audit services need to be pre-approved by the audit committee on a case-by-case basis. Accordingly, we have established pre-approval policies and procedures. All audit services performed by our principal external auditors after our initial public offering were pre-approved by the audit committee.

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

In March 2022, our board of directors authorized a program, or the March 2022 program, under which we may repurchase up to US$80 million worth of our outstanding ADSs and/or Class A ordinary shares over the course of the next 12 months starting from March 25, 2022. The March 2022 program was publicly announced on March 25, 2022.

Under both the May 2021 program, the November 2021 program and the March 2022 program, the repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The following table sets forth a summary of our repurchase of our ADSs made in each month of 2022 under the share repurchase programs described in the paragraphs above.

				Maximum
			Total Number	Dollar Value of
			of ADSs	ADSs that May
			Purchased as	Yet Be
	Total Number	Average	Part of Publicly	Purchased
	of	Price	Announced	Under Plans or
	ADSs	Paid Per	Plans	Programs
Period	Purchased	ADS	or Programs	(US$)
Mar 1 - Mar 31, 2022	2,309,212	8.63	19,920,335	70,218,779
May 1 - May 31, 2022	4,075,072	7.96	32,428,336	37,790,443
June 1 - June 30, 2022	951,081	10.06	9,564,580	28,225,863
August 1 - August 31, 2022	396,584	8.48	3,364,910	24,860,953
September 1 - September 30, 2022	335,932	8.11	2,723,785	22,137,168

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

We followed our home country practice that does not require us to solicit proxy and hold meetings of our shareholders every year for the years of 2017, 2018, 2019 and 2020. We had amended our annual general meeting to amend our articles of association according to the Hong Kong Listing Rules such that we shall hold an annual general meeting of shareholders every year, starting from 2021. We have further amended our articles of association according to Appendix 3 to the Hong Kong Listing Rules such that we shall hold an annual general meeting of shareholders every year within six months after the end of our financial year starting from 2023.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, Baozun Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021 is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no Cayman Islands or PRC government entities owns any shares of Baozun Inc., our VIE, or the subsidiaries of our VIE, (ii) the PRC government entities do not have a controlling financial interest in Baozun Inc., our VIE, or the subsidiaries of our VIE, (iii) none of the members of the board of directors of Baozun Inc. or its operating entities, including our VIE and the subsidiaries of our VIE, is an official of the Communist Party of China, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Baozun Inc., our VIE, or the subsidiaries of our VIE contains any charter of the Communist Party of China.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Baozun Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Documents

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K (File No. 001-37385) filed with the Commission on October 31, 2022)

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

2.7*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.2	2015 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-3 (File No. 333-214801) filed with the Securities and Exchange Commission on November 25, 2016)

4.3	2022 Share Incentive Plan, (incorporated by reference to Exhibit 10.1 of Form S-8 (File No. 333-268083) filed with the Securities and Exchange Commission on November 1, 2022)

4.4

Form of Indemnification Agreement with the Registrant’s Directors and Officers (incorporated by reference to Exhibit 10.2 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 5, 2015)

4.5

Form of Employment Agreement between the Registrant and Executive Officers of the Registrant (incorporated by reference to Exhibit 10.3 of Form F-1/A (File No. 333-203477) filed with the Securities and Exchange Commission on May 8, 2015)

4.6

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

4.8

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

4.11

Summary English Translation of Asset Transfer Contract, dated as of April 7, 2017, by and between Baotong E-Logistics Technology (Suzhou) Limited and MCL Technology (China) Co., Ltd. (incorporated by reference to Exhibit 4.10 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 12, 2017)

4.12

ADS Lending Agreement, dated as of April 4, 2019, among the Registrant and each of Credit Suisse International and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 99.1 on Form 6-K filed with the Securities and Exchange Commission on April 5, 2019.)

4.13

Indenture, dated as of April 10, 2019, between the Registrant and Citicorp International Limited. (incorporated by reference to Exhibit 4.12 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 28, 2020)

4.14	Form of 1.625% Convertible Senior Notes due 2024 (included in Exhibit 4.13)

8.1*	List of Significant Subsidiaries and Consolidated Affiliated Entity

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description of Documents

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Filed herewith

**    Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baozun Inc.

	By:	/s/ Arthur Yu
	Name:	Arthur Yu
	Title	Chief Financial Officer

Date: April 25, 2023

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, change in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 18 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 25, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill - Baozun Reporting Unit — Refer to Notes 2(p) to the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill impairment involves the comparison of the fair value of Baozun Reporting Unit (“BZ”) to its carrying value. The Company used discounted cash flow model to estimate the fair value, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues and operating margins. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The goodwill balance was RMB336 million as of December 31, 2022, of which RMB79 million was allocated to the Baozun Reporting Unit (“BZ”). The fair value of BZ was less than its carrying value as of the measurement date and, therefore, an impairment charge of RMB13 million was recognized.

We identified the determination of goodwill impairment for BZ as a critical audit matter because of the significant judgments made by management to assess the fair value of BZ and related goodwill impairment. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to selection of the discount rate and forecasts of future revenue and operating margin, specifically due to the sensitivity of BZ’s operations to changes in the Chinese economy.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluation of the goodwill impairment of BZ included the following, among others:

●	We tested the effectiveness of controls over management’s goodwill impairment analysis, including controls over the selection of discount rate used and preparation of forecasts of future revenue and operating margin.
●	We evaluated the reasonableness of management’s future revenue and operating margin forecasts by comparing the forecasts to:
–	Historical revenues and operating margins;
–	Internal communications to management and the Board of Directors;
–	Forecasted information included in analyst and industry reports for the Company and certain peer companies.
●	We evaluated the reasonableness of the fair value of BZ by comparing with the market capitalization of the Company.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by:
–	Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation;
–	Developing a range of independent estimates and comparing those to the discount rate selected by management.
●	We assessed the competency and qualifications of external valuation specialists engaged by management to assist in their processes.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 25, 2023

We have served as the Group’s auditor since 2014.

BAOZUN INC.

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	4,606,545	2,144,020	310,854
Restricted cash	93,219	101,704	14,746
Short-term investments	—	895,425	129,824
Accounts receivable, net of allowance for credit losses of RMB118,724 and RMB120,495 as of December 31, 2021 and 2022, respectively	2,260,918	2,292,678	332,407
Inventories	1,073,567	942,997	136,722
Advances to suppliers	527,973	372,612	54,024
Prepayments and other current assets	572,774	554,415	80,382
Amounts due from related parties	68,984	93,270	13,523
Total current assets	9,203,980	7,397,121	1,072,482

Non-current assets:
Investments in equity investees	330,788	269,693	39,102
Property and equipment, net	652,886	694,446	100,685
Intangible assets, net	395,210	310,724	45,051
Land use right, net	40,516	39,490	5,726
Operating lease right-of-use assets	1,095,570	847,047	122,810
Goodwill	397,904	336,326	48,763
Other non-current assets	87,926	65,114	9,441
Deferred tax assets	114,200	162,509	23,562
Total non-current assets	3,115,000	2,725,349	395,140

TOTAL ASSETS	12,318,980	10,122,470	1,467,622

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	2,288,465	1,016,071	147,316
Accounts payable	494,079	474,732	68,830
Notes payable	529,603	487,837	70,730
Income tax payables	127,990	46,828	6,789
Accrued expenses and other current liabilities	984,519	1,025,540	148,689
Derivative liabilities	—	364,758	52,885
Amounts due to related parties	73,794	30,434	4,413
Current operating lease liabilities	278,176	235,445	34,136
Total current liabilities	4,776,626	3,681,645	533,788
Non-current liabilities:
Deferred tax liability	51,525	28,082	4,072
Long-term operating lease liabilities	883,495	673,955	97,714
Other non-current liabilities	125,985	62,450	9,054
Total non-current liabilities	1,061,005	764,487	110,840

TOTAL LIABILITIES	5,837,631	4,446,132	644,628

Commitments

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2)
Redeemable non-controlling interests	1,421,680	1,438,082	208,502

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 195,493,754 and 163,100,873 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	125	116	17
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	8	8	1
Additional paid-in capital	4,959,646	5,129,103	743,650
Treasury shares (8,149,626 and 32,353,269 shares as of December 31, 2021 and 2022, respectively)	(385,942)	(832,578)	(120,712)
Retained earnings (accumulated deficit)	425,125	(228,165)	(33,081)
Accumulated other comprehensive income	(102,603)	15,678	2,276

Total Baozun Inc. shareholders’ equity	4,896,359	4,084,162	592,151

Non-controlling interests	163,310	154,094	22,341

Total equity	5,059,669	4,238,256	614,492

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	12,318,980	10,122,470	1,467,622

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Net revenues
Product sales	3,906,611	3,873,589	2,644,214	383,375
Services (including related party revenues of RMB59,953, RMB95,821 and RMB133,758 for the years ended December 31, 2020, 2021 and 2022, respectively)	4,944,952	5,522,667	5,756,417	834,602
Total net revenues	8,851,563	9,396,256	8,400,631	1,217,977

Operating expenses:
Cost of products	(3,326,243)	(3,276,571)	(2,255,950)	(327,082)
Fulfillment	(2,259,176)	(2,661,126)	(2,719,749)	(394,327)
Sales and marketing	(2,130,667)	(2,549,842)	(2,674,358)	(387,745)
Technology and content	(409,870)	(448,410)	(427,954)	(62,047)
General and administrative	(224,045)	(525,802)	(371,470)	(53,858)
Other operating income, net	57,115	72,516	95,292	13,816
Impairment of goodwill	—	—	(13,155)	(1,907)

Total operating expenses	(8,292,886)	(9,389,235)	(8,367,344)	(1,213,150)

Income from operations	558,677	7,021	33,287	4,827
Other income (expenses):
Interest income	41,373	62,943	45,816	6,643
Interest expense	(66,124)	(56,847)	(56,917)	(8,252)
Unrealized investment loss	—	(209,956)	(97,827)	(14,184)
Gain on disposal of investments	—	150	(107,032)	(15,518)
Gain on repurchase of 1.625% convertible senior notes due 2024	—	—	7,907	1,146
Impairment loss of investments	(10,800)	(3,541)	(8,400)	(1,218)
Exchange gain (loss)	25,725	46,226	(32,384)	(4,695)
Fair value loss on derivative liabilities	—	—	(364,758)	(52,885)

Income before income tax and share of income in equity method investment	548,851	(154,004)	(580,308)	(84,136)
Income tax expense	(127,787)	(55,259)	(26,480)	(3,839)
Share of income (loss) in equity method investment	5,470	3,300	(3,586)	(520)

Net Income (loss)	426,534	(205,963)	(610,374)	(88,495)

Net (income) loss attributable to non-controlling interests	(796)	(1,505)	843	122
Net loss (income) attributable to redeemable non-controlling interests	254	(12,362)	(43,759)	(6,344)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	425,992	(219,830)	(653,290)	(94,717)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.:
Basic	2.27	(1.02)	(3.56)	(0.52)
Diluted	2.23	(1.02)	(3.56)	(0.52)

Net income (loss) per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	6.82	(3.05)	(10.69)	(1.55)
Diluted	6.69	(3.05)	(10.69)	(1.55)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Net income (loss)	426,534	(205,963)	(610,374)	(88,495)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(77,136)	(53,847)	118,281	17,149

Comprehensive income (loss)	349,398	(259,810)	(492,093)	(71,346)

Total comprehensive (income) loss attributable to non-controlling interests	(796)	(1,505)	843	122
Total comprehensive loss (income) attributable to redeemable non-controlling interests	254	(12,362)	(43,759)	(6,344)

Total comprehensive income (loss) attributable to ordinary shareholders of Baozun Inc.	348,856	(273,677)	(535,009)	(77,568)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated	Total
					Additional		other	Baozun
			Treasury		paid-in	Retained	comprehensive	shareholders’	Non-controlling
	Ordinary shares		shares		capital	Earnings	income	equity	interests	Total equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	188,219,667	115	—	—	2,014,227	526,009	28,380	2,568,731	21,786	2,590,517

Net income	—	—	—	—	—	425,992	—	425,992	542	426,534
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	254	254
Issuance of ordinary shares upon Hong Kong public offering	43,833,700	30	—	—	3,084,534	—	—	3,084,564	—	3,084,564
Share-based compensation	—	—	—	—	108,440	—	—	108,440	—	108,440
Exercise of share options and vesting of RSUs	1,752,486	—	—	—	430	—	—	430	—	430
Foreign currency translation adjustment	—	—	—	—	—	—	(77,136)	(77,136)	—	(77,136)
Balance as of December 31, 2020	233,805,853	145	—	—	5,207,631	952,001	(48,756)	6,111,021	22,582	6,133,603

Net loss	—	—	—	—	—	(219,830)	—	(219,830)	13,867	(205,963)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(12,362)	(12,362)
Share repurchases	—	—	27,191,731	(1,060,353)	—	—	—	(1,060,353)	—	(1,060,353)
Cancellation of shares repurchased	(19,042,105)	(12)	(19,042,105)	674,411	(367,353)	(307,046)	—	—	—	—
Share-based compensation	—	—	—	—	196,547	—	—	196,547	—	196,547
Exercise of share options and vesting of RSUs	2,180,370	—	—	—	52	—	—	52	—	52
Foreign currency translation adjustment	—	—	—	—	—	—	(53,847)	(53,847)	—	(53,847)
Tax effect relating to the investment from Cainiao (Note 15)	—	—	—	—	(82,094)	—	—	(82,094)	—	(82,094)
Acquisition of non-controlling interest	—	—	—	—	4,863	—	—	4,863	(16,361)	(11,498)
Non-controlling interest acquired from business combinations	—	—	—	—	—	—	—	—	155,584	155,584
Balance as of December 31, 2021	216,944,118	133	8,149,626	(385,942)	4,959,646	425,125	(102,603)	4,896,359	163,310	5,059,669

Net loss	—	—	—	—	—	(653,290)	—	(653,290)	42,916	(610,374)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(43,759)	(43,759)
Share repurchases	—	—	24,203,643	(446,636)	—	—	—	(446,636)	—	(446,636)
Cancellation and return of loaned ADS (Note 11)	(12,692,328)	(9)	—	—	9	—	—	—	—	—
Share-based compensation	—	—	—	—	142,381	—	—	142,381	—	142,381
Exercise of share options and vesting of RSUs	4,503,090	—	—	—	3	—	—	3	—	3
Foreign currency translation adjustment	—	—	—	—	—	—	118,281	118,281	—	118,281
Acquisition of non-controlling interest	—	—	—	—	1,095	—	—	1,095	(6,465)	(5,370)
Consolidation of subsidiaries with noncontrolling interests	—	—	—	—	—	—	—	—	9,830	9,830
Deconsolidation of a subsidiary due to loss of control	—	—	—	—	26,029	—	—	26,029	(12,098)	13,931
Capital contribution from noncontrolling interests	—	—	—	—	(60)	—	—	(60)	360	300
Balance as of December 31, 2022	208,754,880	124	32,353,269	(832,578)	5,129,103	(228,165)	15,678	4,084,162	154,094	4,238,256

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from operating activities:
Net income (loss)	426,534	(205,963)	(610,374)	(88,495)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for allowance for credit losses	2,715	105,825	1,494	217
Inventory write-down	108,461	89,516	161,596	23,429
Share-based compensation	108,440	196,547	142,381	20,643
Depreciation and amortization	151,724	206,936	196,543	28,496
Amortization of issuance cost of convertible senior notes	25,229	23,673	7,861	1,140
Deferred income tax	(563)	(63,655)	(56,115)	(8,136)
Loss on disposal of property and equipment	5,515	8,314	1,229	178
(Gain) loss on disposal of subsidiaries and investment in equity investee	—	(150)	107,032	15,518
Share of income (loss) in equity method investment	(5,470)	(3,300)	3,586	520
Impairment loss of investments	10,800	3,541	8,400	1,218
Unrealized loss related to investment securities	—	209,956	97,827	14,184
Exchange loss (gain)	3,065	(14,015)	804	117
Impairment of goodwill	—	—	13,155	1,907
Fair value loss on contingent consideration payable	—	—	9,495	1,377
Fair value loss on derivative liabilities	—	—	364,758	52,885
Gain on repurchase of 1.625% convertible senior notes due 2024	—	—	(7,907)	(1,146)
Changes in operating assets and liabilities:
Accounts receivable	(400,112)	(98,601)	(42,366)	(6,142)
Inventories	(237,680)	(137,044)	(31,026)	(4,498)
Advances to suppliers	(70,941)	(243,776)	158,312	22,953
Prepayments and other current assets	(50,499)	3,120	(134,949)	(19,566)
Amounts due from related parties	(21,612)	(19,249)	(8,921)	(1,293)
Operating lease right-of-use assets	(84,199)	(570,777)	248,523	36,032
Other non-current assets	(10,070)	(28,742)	22,812	3,307
Accounts payable	(450,817)	39,311	57,448	8,329
Notes payable	290,128	28,783	(41,766)	(6,056)
Income tax payables	(9,378)	(26,693)	(81,162)	(11,767)
Amounts due to related party	38,201	28,796	(43,360)	(6,287)
Accrued expenses and other current liabilities	392,831	(254,576)	89,566	12,985
Operating lease liabilities	87,712	626,116	(252,271)	(36,576)
Net cash provided by (used in) operating activities	310,014	(96,107)	382,605	55,473

Cash flows from investing activities:
Purchases of property and equipment	(111,054)	(285,586)	(206,956)	(30,006)
Purchases of investment securities	—	(324,464)	—	—
Purchases of short-term investments	(1,977,841)	(954,905)	(907,790)	(131,617)
Cash outflow upon disposal of equity interest in subsidiaries	—	—	(1,902)	(276)
Maturity of short-term investments	1,541,453	2,388,364	10,000	1,450
Additions of intangible assets	(47,525)	(67,194)	(52,286)	(7,581)
Investment in equity investees	(21,300)	(163,166)	(63,225)	(9,167)
Net cash received (paid) for business combination	(100)	(208,429)	(77,738)	(11,271)
Disposal of equity investments	—	—	8,600	1,247
Loan to a related party	—	(8,800)	(15,364)	(2,228)
Net cash (used in) provided by investing activities	(616,367)	375,820	(1,306,661)	(189,449)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon public offering in Hong Kong	3,127,305	—	—	—
Payment for public offering costs	(31,666)	(11,075)	—	—
Proceeds from short-term borrowings	235,389	548,462	1,843,457	267,276
Repayment of short-term borrowings	(663,879)	—	(1,375,847)	(199,479)
Repurchase of ordinary shares	—	(1,060,353)	(446,636)	(64,756)
Proceeds from sale of a subsidiary’s equity interest to Cainiao	—	1,290,847	101,189	14,671
Proceeds from exercises of stock options	430	52	3	—
Proceeds from issuance of convertible senior notes, net of issuance cost paid	(742)	—	—	—
Acquisition of non-controlling interests of subsidiaries	—	(17,980)	(5,371)	(779)
Repurchase and redemption of convertible senior notes	—	—	(1,759,973)	(255,172)
Payment of contingent consideration for acquisition of Full Jet (Note 9(a))	—	—	(7,224)	(1,047)
Net cash provided (used in) by financing activities	2,666,837	749,953	(1,650,402)	(239,286)

Net decrease in cash, cash equivalents and restricted cash	2,360,484	1,029,666	(2,574,458)	(373,262)

Cash, cash equivalents and restricted cash, beginning of year	1,526,810	3,731,019	4,699,764	737,495

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(156,275)	(60,921)	120,418	(38,633)

Cash, cash equivalents and restricted cash, end of year	3,731,019	4,699,764	2,245,724	325,600

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash and cash equivalents	3,579,665	4,606,545	2,144,020	310,854
Restricted cash	151,354	93,219	101,704	14,746
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	3,731,019	4,699,764	2,245,724	325,600

	For the Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Supplemental disclosure of cash flow information:
Cash paid for interest	38,665	29,819	47,141	6,835
Cash paid for income tax	137,727	145,606	163,525	23,709
Supplemental disclosures of non-cash investing and financing activities:
Unpaid Hong Kong public offering costs	11,075	—	—	—
Purchases of property and equipment included in payables	6,456	40,591	23,182	3,361
Consideration payable (Note 9)	—	220,604	—	—
Subscription receivable from a non-controlling shareholder	—	101,686	—	—
Settlement of loan to related parties through offsetting accounts receivable	—	—	3,220	467

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

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

As of December 31, 2022, the Company’s major subsidiaries and VIE are as follows:

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

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group’s consolidated financial statement after the elimination of intercompany balances and transactions:

	As of
	December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalent	13,946	44,076
Accounts receivable, net	262,556	220,229
Inventories	3,033	160
Advance to suppliers	966	2,041
Amounts due from related parties	420	3
Prepayments and other current assets	4,442	1,632
Property and equipment, net	1,797	1,495
Intangible assets	13,084	38,126
Total assets	300,244	307,762
Accounts payable	19,331	19,469
Amounts due to related parties	—	15,727
Income tax payables	497	959
Accrued expenses and other current liabilities	49,259	81,374
Total liabilities	69,087	117,529

	For Year Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenues(1)	869,580	809,547	616,206
Net income(2)	87,897	47,090	24,911
Net cash provided by operating activities(3)	14,050	(7,440)	31,698
Net cash used in investing activities	(15,997)	(10,246)	(4,053)
(1)	Included inter-company service revenue generated from other consolidated subsidiaries of RMB20,590, RMB61,333 and RMB43,846 for the year ended December 31, 2020, 2021 and 2022, respectively

(2)	Included inter-company service fees charged by other consolidated subsidiaries of RMB558,948, RMB599,693 and RMB452,139 for the year ended December 31, 2020, 2021 and 2022, respectively

(3)	Included inter-company operating cash outflow of RMB735,580, RMB757,749 and RMB152,201 for the years ended December 31, 2020, 2021 and 2022, respectively.

The VIE contributed 9.82%, 8.62% and 6.81% of the consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIE accounted for 2.44% and 3.04% of the consolidated total assets, and 1.18% and 2.63% of the consolidated total liabilities, respectively.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates are used for inventory write-down, assumptions used in purchase price allocation arising from business combination and impairment of goodwill.

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

The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loan. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of the long-term time deposits and long-term bank borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market. The fair value of the convertible senior notes is determined based on the bid price provided by the financial institution selling the Company’s convertible senior notes. As of December 31, 2021, the fair value of convertible senior notes with the carrying amount of RMB1,740,004 is estimated to be approximately RMB1,340,636. The Company repurchased and redeemed all the outstanding convertible senior notes in the year ended December 31, 2022.

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carrying amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. During the years ended December 31, 2020, 2021 and 2022, impairment of nil, RMB3,541 and nil was recorded for the equity method investments, respectively.

For equity investments over which the Group has no significant influence and that do not have readily determinable fair values, the Group elected to measure them at cost minus impairment, if any, and plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Certain of such equity investments were measured at fair value due to the recognition of impairment losses. During the years ended December 31, 2020, 2021 and 2022, impairment of RMB10,800, nil and RMB8,400 was recorded for the equity securities without readily determinable fair value, respectively.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenue for the years ended December 31, 2020, 2021 and 2022:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
A	1,275,875	989,904	1,094,564

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
A	476,851	477,915

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2020, 2021 and 2022:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
B	1,813,669	1,487,017	1,007,377

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties and long-term time deposits. As of December 31, 2021 and 2022, all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term time deposits were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB2,990,756 and RMB1,898,378 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2021 and 2022, respectively.

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

(g) Convenience translation

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and consolidated statements of operations, comprehensive loss and cash flows from RMB into USD as of and for the year ended December 31, 2022 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 30, 2022, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months.

(i) Restricted cash

Restricted cash primarily consists of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Group (ii) deposit required by its business partners and (iii) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

(j) Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year.

(k) Accounts receivable, net

Accounts receivable represents amounts due from customers and are recorded net of allowance for credit losses. The Group has developed a current expected credit loss model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

The Group determined that there were four reporting units as of December 31, 2022, BolTone, Morefun, eFashion and Baozun with goodwill balances of RMB75,761, RMB59,090, RMB135,515, and RMB79,115, respectively. The Group performed qualitative assessment for all the reporting units and concluded only for Baozun reporting unit, it was more likely than not the fair value was less than the carrying value and therefore performed quantitative impairment test on the goodwill of Baozun reporting unit using discounted cash flow method based on the forecast for future operations.

The Group recognized impairment loss of RMB nil, nil and 13,155 for the years ended December 31, 2020, 2021 and 2022, respectively.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the years ended December 31, 2020, 2021 and 2022.

(r) Revenue

The Group provides brand e-commerce solutions to its brand partners. And its revenues are derived principally from product sales and provision of services.

Product Sales

The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to customers under the distribution model. Under this model, the Group identifies one performance obligation which is to sell goods directly to the customers through online stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statements of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; and (iii) the Group has discretion in establishing price.

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

(u) Fulfillment

Fulfillment costs represent shipping and handling expenses, payment processing and related transaction costs, rental expenses of leased warehouses, packaging material costs and costs incurred in outbound shipping, and operating and staffing the Group’s fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment.

(v) Sales and marketing

Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB1,142,347, RMB 1,359,991 and RMB1,324,908 for the years ended December 31, 2020, 2021 and 2022, respectively.

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content costs, as well as costs associated with computers, storage and telecommunication infrastructure for internal use.

(x) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees, allowance for credit losses and other corporate overhead costs.

(y) Other operating income (expense), net

Other operating income mainly consists of government subsidies.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB40,089, RMB 41,256 and RMB 72,883 were included in other operating income (expenses), net for the years ended December 31, 2020, 2021 and 2022, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

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

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheets. The Company determines its land use right agreement contains an operating lease. Land use right is carried at cost less accumulated amortization and impairment losses.

Amortization has been provided on a straight-line basis over 44 years, the life of the land use right. The amortization expenses of the land use right were RMB1,026 for the years ended December 31, 2020, 2021, and 2022, respectively. As of December 31, 2022 the land use right has a remaining useful life of 39 years.

(ac) Comprehensive income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income includes net income and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive income.

(ad) Earnings (Loss) per share

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

(ae) Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) represent interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the “redeemable non-controlling interest” section of the consolidated balance sheet, outside of shareholders’ equity. RNCI are initially recorded at the acquisition date fair value. Subsequently, if it is probable that RNCI will become redeemable, they are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. If it is not probable that RNCI will become redeemable, they are recorded at the amount based on step (1) and when the redemption becomes probable, the Group recognizes changes in the redemption price immediately.

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

(ag) Treasury Stock

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

(ah) Segment information

The Group uses management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions about resource allocation and performance assessment. The Group’s CODM has been identified as the chief executive officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single operating segment.

(ai) Recently issued accounting pronouncements

In December, 2022, the FASB issued ASU 2022-06 to defer the sunset date of ASC 848 until December 31, 2024. The Update extends the period of time preparers can utilize the reference rate reform relief guidance. The ASU became effective upon issuance. In December 2022, we adopted the updated standard and the adoption of this standard did not have a material impact on our financial statements and related disclosures.

3. Revenue

For the years ended December 31, 2020, 2021 and 2022, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Product sales	3,906,611	3,873,589	2,644,214

Service
- online store operations, digital marketing, customer service, warehousing and fulfillment and IT maintenance service which revenues are recognized over time	4,927,875	5,479,799	5,675,173
- one-time online store design and setup services which revenues are recognized at point of time	17,077	42,868	81,244

Total revenue	8,851,563	9,396,256	8,400,631

Contract Liability

The movement of the advances from customers for the years ended December 31, 2021 and 2022 were as follows:

Advances from
Customers
Opening Balance as of January 1, 2021	65,264
Net decrease	(1,587)
Ending Balance as of December 31, 2021	63,677
Net increase	57,181
Ending Balance as of December 31, 2022	120,858

Revenues amounted to RMB 65,264 and RMB 63,677 were recognized in the years ended December 31, 2021 and 2022 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable	2,379,642	2,413,173
Allowance for credit losses:
Balance at beginning of the year	(12,949)	(118,724)
Additions	(105,825)	(1,494)
Exchange loss	—	(7,921)
Write-offs	50	7,644

Balance at end of the year	(118,724)	(120,495)

Accounts receivable, net	2,260,918	2,292,678

In September 2021, the Group filed an arbitration against one of its distributors due to its default on payment and provided allowance of RMB93.3 million of accounts receivable for the year ended December 31, 2021.

5. Inventories

Inventories consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Products	1,180,768	1,077,962
Packing materials and others	80	71

Inventories	1,180,848	1,078,033
Inventory write-down:
Balance at beginning of the year	(99,509)	(107,281)
Additions	(89,516)	(161,596)
Write-offs	81,744	133,841

Balance at end of the year	(107,281)	(135,036)

Inventories, net	1,073,567	942,997

Inventories write-downs of RMB108,461, RMB 89,516 and RMB 161,596 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Rebate receivable from suppliers	288,150	239,816
Value-added tax (“VAT”) recoverable	—	125,644
Prepaid expenses	108,673	84,268
Deposits (1)	50,121	62,889
Interest receivables	604	11,352
Employee advances (2)	7,707	8,428
Subscription receivable from Cainiao (3)	101,686	—
Others	15,833	22,018

Prepayment and other current assets	572,774	554,415
(1)	Deposits represent rental deposits and deposits paid to third-party platforms.
(2)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.
(3)	The balance represents the subscription receivable from Cainiao.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Electronic devices	229,328	235,628
Vehicle	7,323	5,241
Furniture and office equipment	139,886	151,498
Leasehold improvement	444,044	565,497
Machinery	50,355	61,889
Buildings	201,129	201,129

Total	1,072,065	1,220,882

Accumulated depreciation and amortization	(419,179)	(526,436)

Property and equipment, net	652,886	694,446

Depreciation and amortization expenses were RMB98,046, RMB 135,497 and RMB121,693 for the years ended December 31, 2020, 2021 and 2022, respectively.

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Internally developed software	348,951	401,236
Trademark	1,074	1,074
Supplier relationship	15,620	15,620
Customer relationship	146,701	146,701
Brand	12,100	12,100
Franchising	69,608	—
Technology	23,237	19,500
Accumulated amortization	(222,081)	(285,507)

Intangible assets, net	395,210	310,724

Amortization expenses for intangible assets were RMB52,652, RMB70,414 and RMB73,824 for the years ended December 31, 2020, 2021 and 2022, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB95,802, RMB83,511, RMB63,541, RMB16,822 and RMB15,148, respectively.

9.Business acquisition and deconsolidation

(a) Acquisition of Full Jet Limited (“Full Jet”)

Full Jet is a strategic and brand-focused industry expert that specializes in developing go-to-market strategies for high-end and luxury brands entering the Chinese market. In March 2021, the Group acquired 100% equity interest of Full Jet for a total consideration of RMB90,988, comprising cash consideration and contingent consideration subject to Full Jet’s future operating results. Contingent consideration is initially and subsequently measured with changes in fair value reflected in profit and loss, which is recorded in other current or non-current liabilities in the consolidated balance sheets. For the year ended December 31, 2022, a fair value change on contingent consideration payable of RMB9,495 was recorded in other operating income, net and an amount of RMB7,224 was paid.

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

(b) Acquisition of Suzhou Baoleantone International Logistics Co., Ltd (“BolTone”)

In May 2021, the Group acquired 51% equity interest in BolTone, a warehouse and supply chain service provider in Mainland China, with a total consideration of RMB121,391, comprising cash consideration and contingent consideration subject to BolTone’s future operating results. Contingent consideration is initially and subsequently measured at fair value with changes in fair value reflected in profit and loss, which is recorded in other current or non-current liabilities in the consolidated balance sheets. RMB19,278 of contingent consideration was paid in year ended December 31, 2022.

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

(c) Acquisition and Subsequent-deconsolidation of Bao Best IOT Technology (Suzhou) Co., Ltd. (“BaoBest”)

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

In July 2022, Baobest newly issued equity to a third party for a consideration of RMB 15,300. Baozun’s ownership in Baobest was reduced from 73.20% to 41.76%. As a result, Baozun ceased to have controlling financial interest in Baobest but still retained significant influence through its noncontrolling interest and one out of five representatives in the Board. The retained investment was accounted for under equity method in accordance with ASC 323. RMB 91 million loss was recognized for the deconsolidation.

(d) Acquisition of Shanghai Morefun Information Technology Co., Ltd. (‘‘Morefun”)

Morefun is a technology-oriented digital marketing solution provider in China e-commerce industry. In August 2021, the Group acquired 51% equity interest of Morefun for a total consideration of RMB 45,900, comprising cash consideration and contingent consideration subject to Morefun’s future operating results. Contingent consideration is initially and subsequently measured at fair value with changes in fair value reflected in profit and loss, which is recorded in other current liabilities in the consolidated balance sheets as of December 31, 2021 and subsequently paid in the year ended December 31, 2022.

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

(e) Acquisition of Shanghai Yi Shang Network Information Co., Limited (“eFashion”)

eFashion is a leading e-commerce solutions provider for fashion brands, focused on bringing international fashion brands to China. In September 2021, the Group acquired 100% equity interest of eFashion for a total cash consideration of RMB221,026, of which RMB96,089 will be paid by instalments in the following three years. In year ended December 31, 2022, an amount of RMB33,663 was paid.

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

The transaction costs related to the above acquisitions were immaterial. The financial results of the acquired businesses, which are not material, have been included in the Company’s consolidated financial statements for the period subsequent to their acquisitions. Pro forma information is not presented for the acquisitions as the impact to the consolidated financial statements is not material.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that don’t qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes.

10. Investments in equity investees

(a)Investments in equity method investees

	As of December 31,
	2021	2022
	RMB	RMB
Beijing Pengtai Baozun E-commerce Co., Ltd. (1)	37,040	45,451
Hangzhou Juxi Technology Co., Ltd. (2)	14,491	14,077
Hangzhou Dajing Guangtong Network Technology Co., Ltd. (3)	12,756	—
Others	37,305	10,300
	101,592	69,828
(1)	In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB7,363, RMB8,145 and RMB8,412 was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.
(2)	In June 2019, the Group entered into an agreement with Hangzhou Juxi Technology Co., Ltd. (“Juxi”) to acquire 10% equity interest with a total consideration of RMB15,000. As the Group has significant influence over Juxi, it is accounted for under the equity method of accounting. Share of income of RMB26 and income of RMB60 and loss of RMB414 in equity method investment was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.
(3)	In May 2021, the Group entered into an agreement with Hangzhou Dajing Guangtong Network Technology Co., Ltd. (“Dajing”) to acquire 30% equity interest with a total consideration of RMB13,500. As the Group has significant influence over Dajing, it is accounted for under the equity method of accounting. In October 2022, the Company disposed the investment for a cash consideration of RMB2.3 million and a loss of RMB 8.6 million was recognized accordingly.

(b)Investments in equity securities measured at fair value

In January 2021, Baozun entered into a series of agreements with iClick, an independent online marketing and enterprise data solutions provider in China, Baozun subscribed for 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of iClick at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of iClick, Baozun purchased 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick based on ordinary shares of iClick outstanding as of January 25, 2021. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value. An unrealized investment loss of RMB209,956 and RMB102,035 was recognized for the year ended December 31, 2021 and 2022, respectively.

In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group(Cayman) Limited(“Fosun”) , a private company, which represents 1.57% total voting equity, at an aggregate subscription price of RMB76,716. Since the investment is not in-substance common stock, the investment is recorded as equity securities without determinable fair value as of December 31, 2021. Fosun was renamed as Lanvin Group(“Lanvin”) in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with consideration of RMB 21,170 in PIPE. On December 15, 2022, Lanvin got listed on New York stock Exchange by SPAC and the 4,908,939 Class B preferred shares was converted into 1,321,790 ordinary shares. The investment was measured at fair value and an unrealized investment gain of RMB4,208 was recognized for the year ended December 31, 2022.

(c)Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were RMB118,716 and RMB87,750 for the years ended December 31, 2021 and 2022, respectively. The carrying amount of the investments as of December 31, 2022 is composed by investments in four private companies. Since the investments are not in-substance common stock, they are accounted for as investments in equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB10,800, RMB3,541, and RMB8,400 for the years ended December 31, 2020, 2021 and 2022, respectively.

11. Short-term loan

The short-term loans as of December 31, 2021 and 2022were as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Short- term loan
Short-term bank borrowings	548,461	1,016,071
Convertible senior notes	1,740,004	—

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB2,012,800 and RMB3,329,012 for the years ended December 31, 2021 and 2022, respectively, which can only be used to maintain daily operation.

As of December 31, 2021, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB548,461. Credit facilities in the amounts of RMB27,450 and RMB445,199 were used to issue the letters of guarantee with an aggregate amount of RMB33,000 and notes payable with an aggregate amount of RMB529,603, respectively. As such, RMB991,689 of the credit facilities was available for future borrowing at the end of 2021. The credit facilities expired during 2022.

As of December 31, 2022, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,016,071. Credit facilities in the amounts of RMB8,664 and RMB400,873 were used to issue the letters of guarantee with an aggregate amount of RMB17,342 and notes payable with an aggregate amount of RMB487,837, respectively. As such, RMB1,903,404 of the credit facilities was available for future borrowing at the end of 2022. The credit facilities will expire during 2023.

Convertible Senior Notes due 2024

On April 10, 2019, the Company issued US$275 million of Convertible Senior Notes (“the Notes”). The Notes would mature on May 1, 2024 and bear interest at a rate of 1.625% per annum, payable in arrears semi-annually on May 1 and November 1, beginning November 1, 2019.

Holders of the Notes had the option to convert their Notes at any time prior to the close of business on the second business day immediately preceding the maturity date. The Notes could be converted into the Company’s ADSs at an initial conversion rate of 19.2308 of the Company’s ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of US$52 per ADS). The conversion rate was subject to adjustment in certain events but was not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change (as defined in the Indenture) that occurred prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company would increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

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

In May 2022, the Company repurchased and redeemed all the outstanding Notes from the secondary market with total cost of RMB1,759,973 (equivalently US$255 million) and recognized a gain of RMB7,907.

ADS Lending Arrangement

Concurrent with the offering of the Notes, the Company entered into ADS lending agreements with the affiliates of the initial purchasers of the Notes (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 4,230,776 ADSs (the “Loaned ADSs”) at a price equal to par, or $0.0003 per ADS (“ADS lending arrangement”). The purpose of the ADS lending arrangements was to facilitate privately negotiated transactions in which the ultimate holders of the Notes may elect to hedge their investment in the related notes.

The Loaned ADSs must be returned to the Company by the earliest of (a) the maturity date of the Notes, May 1, 2024, (b) upon the Company’s election to terminate the ADS lending agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company had in writing consented to permit the ADS Borrower to hedge under the ADS lending agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the ADS lending agreement. The Company was not required to make any payment to the initial purchasers or ADS Borrower upon the return of the Loaned ADSs. The ADS Borrowers did not have the choice or option to pay cash in exchange for the return of the Loaned ADSs.

No collateral was required to be posted for the Loaned ADSs. The initial purchasers were required to remit to the Company any dividends paid to the holders of the Loaned ADSs. The ADS Borrowers were not entitled to vote on the Loaned ADS.

In accordance with ASC 470-20, the Company had accounted for the ADS lending agreement initially at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of RMB33,836 (equivalently US$5 million) were recorded on the issuance date with a corresponding increase to additional paid-in-capital. This debt issuance costs had also been amortized from the date of issuance to the put date of Notes, using the effective interest method.

Although legally issued, the Loaned ADSs were not considered outstanding, and then excluded from basic and diluted earnings per share unless default of the ADS lending arrangement occurs, at which time the Loaned ADSs would be included in the basic and diluted earnings per share calculation. As of December 31, 2021, it was considered improbable that the ADS Borrower or the counterparty to the ADS lending arrangement will default. The 4,230,776 Loaned ADSs were returned and cancelled in June 2022.

Interest expenses related to the Notes were RMB56,084, RMB 53,123 and RMB15,698 for the year ended December 31, 2020, 2021 and 2022, respectively.

12. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Logistics expenses accruals	365,686	303,880
Advances from customers	63,677	120,858
Outsourced labor cost payable	107,524	74,698
Salary and welfare payable	128,064	223,843
Professional fee accruals	16,116	24,786
Marketing expenses accruals	94,605	177,084
Other tax payable	25,783	10,567
Sales return accrual	3,973	1,497
Consideration payable	97,118	75,453
Others	81,973	12,874

Accrued expenses and other current liabilities	984,519	1,025,540

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to Guoshuihan 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. The VIE obtained the certificate of HNTE in 2017 and renewed the certificate in 2020, therefore, it is eligible for a preferential tax rate of 15% since 2017 with a valid term of three years from the year of entitlement or renewal. Other five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax	128,350	118,914	82,595
Deferred tax	(563)	(63,655)	(56,115)

Income tax expense	127,787	55,259	26,480

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible share-based compensation	4.94%	(31.91)%	(6.13)%
Effect of tax rates in different tax jurisdiction	1.08%	(37.48)%	(23.20)%
Effect of preferential tax rate	(1.48)%	4.22%	0.84%
Research and development super deduction	(6.41)%	11.45%	2.28%
HK tax-free interest income	(0.24)%	2.77%	0.10%
Effect of equity transaction	—	(7.92)%	—%
Others	(0.18)%	(3.00)%	0.14%
Changes in valuation allowance	0.57%	0.99%	(3.59)%

Effective income tax rate	23.28%	(35.88)%	(4.56)%

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	8,798	7,142	4,898
Income per share effect-basic	0.05	0.03	0.03
Income per share effect-diluted	0.05	0.03	0.03

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Accrued expenses	38,062	52,912
Inventory write-down	25,892	33,379
Impairment of equity investments	4,948	7,048
Salary and welfare payable	2,669	2,760
Allowance for credit losses	21,337	21,627
Net operating loss carried forward	39,461	83,099

Less: valuation allowance	(18,169)	(38,316)

Deferred tax assets, net	114,200	162,509

Deferred tax liabilities:
Identifiable intangible assets	(51,525)	(28,082)

Deferred tax liabilities	(51,525)	(28,082)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2021 and 2022, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB183,507 and RMB359,812 as of December 31, 2021 and 2022, respectively, for the Group’s certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2021	2022
	RMB	RMB
Balance as of January 1	19,686	18,169
Additions	3,236	28,134
Reversals	(4,753)	(7,987)
Balance as of December 31,	18,169	38,316

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

As of December 31, 2021 and 2022, retained earnings of Company’s subsidiaries and VIE located in PRC were RMB1,462,328 and RMB1,601,313, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

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

14. Operating lease liabilities

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

	Year ended December 31,
Lease Term and Discount Rate	2021		2022
Weighted-average remaining lease term:
- Operating leases	5.88	years	5.50	years
Weighted-average discount rate
- Operating leases	6.63%		6.69%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Fiscal Year	Operating lease
RMB
2023	285,022
2024	222,731
2025	163,463
2026	106,735
2027	64,511
Thereafter	248,871
Total lease commitment	1,091,333

Less: Imputed interest	(181,933)

Total operating lease liabilities	909,400
Less: current operating lease liabilities	(235,445)

Long-term operating lease liabilities	673,955

As of December 31, 2022, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB 4,055.

Supplemental cash flow information related to leases for the year ended December 31, 2021 and 2022 is as follows:

	For Year Ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:

Operating cash flows from operating leases	261,435	371,295
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	863,076	54,036

During the three years ended December 31, 2020, 2021 and 2022, the Group incurred operating lease expenses of RMB187,881, RMB319,649 and RMB 367,605 (excluding RMB42,940 for short-term leases not capitalized as right-of-use assets), respectively.

15. Redeemable non-controlling interests

In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly (Note 9). Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun’s 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the noncontrolling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheets. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently.

In October 2021, Cainiao acquired 30% equity interest of Baotong Inc., one of the Group’s subsidiary, with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million. Pursuant to the shareholder agreement, if certain triggering events occur, Cainiao has the right to require Baozun to redeem its shares, at a price equal to the initial investment plus an internal rate of return. As the redemption of the non-controlling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheets. In addition, for a period of six months (or such longer period as Baozun and Cainiao may agree) starting from July 29, 2023, Cainiao has the call option to acquire additional shares, so that it will own in an aggregate of 60% equity interest of Baotong. Baotong Inc’s actual net profit is less than FY2022 Target Net Profit, which triggered Pre-Money Valuation Adjustment, and the Company recorded a fair value change on derivative liability of RMB364.8 million in the consolidated statement of operations for the year ended 2022.

The following tables provides details of the redeemable noncontrolling interest activity for the years ended December 31, 2021 and 2022:

	For the year ended
	December 31,
	2021	2022
	RMB	RMB
Balance as of January 1	9,000	1,421,680
Issuance of redeemable non-controlling interest	1,392,534	—
Acquisition of redeemable non-controlling interest	(9,000)	—
Redeemable non-controlling interest arising from business acquisition	16,784	—
Net income attributable to redeemable non-controlling interest	12,362	43,759
Impact from deconsolidation of a subsidiary due to loss of control	—	(27,357)
Balance as of December 31	1,421,680	1,438,082

16. Ordinary Shares and Treasury Stock

On May 18, and November 30, 2021, the Company announced share repurchase plan with an aggregated amount of US$175 million over the next 12 months. For the year ended December 31, 2021, the Company repurchased 27,191,731 shares with a total amount of US$164.9 million from its shareholders, of which 19,042,105 shares with a total purchase price of US$105 million, were subsequently retired. For the year ended December 31, 2022, the Company repurchased 24,203,643 shares with a total amount of US$68.0 million from its shareholders.

For the years ended December 31, 2020, 2021 and 2022, 1,752,486, 2,180,370 and 4,503,090 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

17. Net income (loss) per share

Basic and diluted net income (loss) per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income (loss)	426,534	(205,963)	(610,374)
Net (income) loss attributable to non-controlling interests	(796)	(1,505)	843
Net loss (income) attributable to redeemable non-controlling interests	254	(12,362)	(43,759)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	425,992	(219,830)	(653,290)

Net income (loss) per share attributable to ordinary shareholders of Baozun Inc.
Basic	2.27	(1.02)	(3.56)
Diluted	2.23	(1.02)	(3.56)

Net income (loss) per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	6.82	(3.05)	(10.69)
Diluted	6.69	(3.05)	(10.69)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	187,322,781	216,370,290	183,274,855
Diluted	190,988,171	216,370,290	183,274,855

During the years ended December 31 2020, 2021 and 2022, the Group had 330,000, 527,416 and 3,751,322 outstanding restricted share units respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect would have been anti-dilutive.

12,692,328 ordinary shares issued to ADS Borrowers were not considered as outstanding and were excluded from the computation of basic and diluted earnings per share for the year ended December 31, 2020 and 2021.

18. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2022:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)(1)	Parent company of Alibaba, one of the Group’s ordinary shareholders

Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

Beijing Pengtai Baozun E-commerce Co., Ltd. (“Pengtai”)	Equity method investee of the Group

Shanghai Misako E-commerce Limited (“Misako”)	Equity method investee of the Group

Hangzhou Juxi Technology Co., Ltd. (“Juxi”)	Equity method investee of the Group

Jiangsu Shanggao Supply Chain Co., Ltd (“Shanggao”)	Equity method investee of the Group

Signify Lighting Technology (Shanghai) Co., Ltd. (“Signify”)	Equity method investee of the Group

Shanghai Kewei E-commerce Co., Ltd. (“Kewei”)	Equity method investee of the Group

Hangzhou Baichen Technology Co., Ltd. (“Baichen”)	Equity method investee of the Group

Zunrui (Nantong) E-commerce Co., Ltd. (“Zunrui”)	Equity method investee of the Group and consolidated by the Group in June 2021

Hunan Leier Media Co., Ltd. (“Leier”)	Equity investee of the Group

Hangzhou Dajing Guangtong Network Technology Co., Ltd. (“Dajing”)”)	Equity method investee of the Group and divestment in October 2022

Laifeng Brand Management (Shanghai) Co., Ltd. (“Laifeng”)	Equity method investee of the Group

Jiangsu Creaway Supply Chain Management Co., Ltd. (“Creaway Group”)	Non-controlling shareholder of BolTone, one subsidiary of the Group

Baobida IOT Technology (Suzhou) Co., Ltd(“BBD”)	Equity method investee of the Group

Changsha Benwei Fresh Food Brand Management Co., Ltd(“BW”)	Equity investee of the Group

Aoxue Culture Communication (Beijing) Co., Ltd(“AX”)	Equity investee of the Group

Shanghai Mansen Brand Management Co., Ltd(“MS”)	Equity investee of the Group
(1)	AJ (Hangzhou) Network Technology Company Limited (“AJ”) is a subsidiary of Alibaba Group, thus its transactions and balances with the Group are included in the transactions and balances with Alibaba as presented below.

(a)    The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue derived from:
Warehousing service revenue generated from Alibaba Group	1,295	33	34,614
Product sales revenue generated from Alibaba Group	—	—	5,954
Store operation service revenue generated from Alibaba Group	21,418	12,313	7,523
IT service revenue generated from Pengtai	4,296	2,062	—
Store operation service revenue generated from Pengtai	—	—	4,951
Store operation service revenue generated from Signify	20,735	6,160	5,912
Store operation service revenue generated from Kewei	3,702	1,565	938
Logistic service revenues collected by Creaway Group	—	68,556	64,572
Logistic service revenues generated from Creaway Group	—	2,333	2,239
Store operation service revenue generated from Aaoxue	—	—	3,175
Store operation service revenue generated from Benwei	—	—	6,321
Store operation service revenue generated from Mansen	—	—	1,443
Warehousing service revenue generated from Signify	8,078	2,787	91
Others	429	12	1,977

Service fees:
Marketing and platform service fees paid to Alibaba Group	671,468	752,833	746,858
Logistic service fees paid to Alibaba Group	88,962	72,459	47,569
Outsourcing labor cost paid to Juxi	17,996	15,167	6,406
Marketing and platform service fees paid to Kewei	2,141	26,986	52,806
Logistic service fees paid to Shanggao	5,810	330	—
Marketing and platform service fees paid to Baichen	3,849	6,230	715
Outsourcing labor cost paid to Zunrui	3,976	10,273	—
Logistic service expenses advanced by Creaway Group	—	57,904	13,410
Logistic service expenses paid to Creaway Group	—	2,244	4,339
Logistic service expenses paid to BBD	—	—	8,224
IT service fees paid to Alibaba Group	—	—	10,718
others	625	1,414	1,374

(b)     The Group had the following balances with its related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from Alibaba Group (1)	24,581	38,405
Amounts due from Signify (2)	4,705	3,648
Amounts due from Kewei (3)	8,800	5,580
Amounts due from Pengtai	—	2,002
Amounts due from Creaway Group	30,898	6,906
Amounts due from BBD	—	19,110
Amounts due from Leier	—	6,300
Amounts due from Aaoxue	—	3,222
Amounts due from Benwei	—	6,564
Amounts due from Mansen	—	1,454
Others	—	79
Total amount due from related parties	68,984	93,270

Amounts due to Alibaba Group (1)	48,767	21,339
Amounts due to Juxi (4)	246	1,507
Amounts due to Creaway Group	23,229	2,935
Amounts due to BBD	—	4,151
Others	1,552	502
Total amount due to related parties	73,794	30,434

(1)	Amounts due from Alibaba Group consisted of receivables of RMB24,581 and RMB38,405 to be collected from Alibaba Group for deposits paid to Alibaba, store operation services and warehousing services provided by the Group as of December 31, 2021 and 2022, respectively. Amounts due to Alibaba Group consisted of payables of RMB48,767 and RMB21,339 for logistic, marketing and platform services, and commission fees as of December 31, 2021 and 2022, respectively.
(2)	Amounts due from Signify consisted of the receivables for store operation services, warehousing services and IT services provided by the Group.
(3)	Amounts due from Kewei consisted of the receivables for store operation services provided by the Group and the advance payment made by the Group to support its operating.
(4)	Amounts due to Juxi consisted of the payables for outsourcing labor cost provided to the Group.

19. Commitments

The Group entered into a share purchase agreement to acquire 100% equity interest of Gap (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited with maximum consideration of US$50,000,000 in November 2022. See details in Note 23 subsequent event. And the Group has leases commitment, please refer to Note 14.

20. Share-Based Compensation

Share incentive plan

From 2010 to 2015, the Group granted 24,731,467 share options, in aggregate, under the Share Incentive Plan. As of December 31, 2019, all the options had been vested and the relating share compensation expense had been recognized in the consolidated statements of operations.

No share options were granted during the years ended December 31, 2020, 2021 and 2022.

Share options

A summary of option activities during the year ended December 31, 2022 is presented below:

			Weighted		Weighted
		Weighted	Average	Aggregate	Average
		Average	Remaining	Intrinsic	Grant-Date
	Number of	Exercise	Contractual	Value of	Fair
	Options	Price	Term	Options	Value
		RMB		RMB	USD
Outstanding, as of January 1, 2022	1,912,709	0.4	2.7	55,641	2.14
Forfeited	—	—	—	—	—
Exercised	(25,239)	—	—	—	1.38
Outstanding, as of December 31, 2022	1,887,470	0.5	1.7	22,098	2.15
Vested and expected to vest as of December 31, 2022	1,887,470	0.5	1.7	22,098	2.15
Exercisable as of December 31, 2022	1,887,470	0.5	1.7	22,098	2.15

The aggregate intrinsic value of options exercised during the year ended December 31, 2022 was RMB22,098.

Restricted share units

Under the 2015 Plan, the Group granted 3,507,087 restricted share units to certain employees and senior management in 2021, which vest immediately or over 1 to 4 years. On November 1, 2022, the Group adopted our 2022 Plan, the 2015 Plan was terminated and replaced by the 2022 Plan, the Group granted 7,099,416 restricted share units to certain employees and senior management in 2022, which vest immediately, or over a period from 3 months to 4 years. A summary of the restricted share units activities under the 2015 Plan during the year ended December 31, 2022 is presented below:

	Number of
	restricted share	Weighted-Average
	units	Grant-Date Fair Value
		RMB
Outstanding and unvested, as of December 31, 2021	4,313,114	68.51

Granted	7,099,416	15.08
Vested	(4,477,852)	37.76
Forfeited	(339,101)	72.15
Outstanding and unvested, as of December 31, 2022	6,595,577	31.68

The fair value of restricted share units granted was determined based on the fair value of the Company’s ordinary shares on the grant date.

As of December 31, 2021, there was RMB132,562 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 2.63 years.

The Group recorded compensation expenses of RMB108,440, RMB196,547 and RMB142,381 for both share options and restricted share units for the years ended December 31, 2020, 2021 and 2022, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Fulfillment	8,497	16,845	13,730
Sales and marketing	38,631	89,275	57,548
Technology and content	16,711	38,001	22,512
General and administrative	44,601	52,426	48,591

	108,440	196,547	142,381

21. Employee benefit plans

The Group’s PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB159,607, RMB298,108 and RMB373,024 for the years ended December 31, 2020, 2021 and 2022, respectively, for such benefits.

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

The appropriation to these reserves by the Group’s PRC entities were RMB30,401, RMB 19,456 and RMB16,484 for the years ended December 31, 2020, 2021 and 2022. The accumulated reserves as of December 31, 2020, 2021 and 2022 were RMB98,684, RMB118,140 and RMB134,624 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB2,345,130 and RMB2,361,615 as of December 31, 2021 and 2022 respectively.

23. Subsequent Event

Acquisition of GAP Great China

On November 8, 2022, the Group and Gap, Inc. and GP (UK Holdings) Limited (collectively as “GAP”) entered into a share purchase agreement, pursuant to which, the Group acquired 100% equity interest of Gap SH and Gap TW with maximum consideration of US$50,000,000. The acquisition of GAP SH was closed in February 2023 and the Company will endeavor to complete the acquisition of GAP TW. The Company is in the process of performing purchase price allocation.

Equity Investment and Strategic Business Cooperation with Branded Lifestyle Asia Limited

In February 2023, Baozun made a minority strategic investment of 10% interest in Branded Lifestyle Asia Limited (“BLA”) at a total consideration of US$14 million, in an all cash transaction. BLA is a leading premium fashion retailer with strong brand portfolio, including Suhyang networks and Roots in South Korea and Taiwan respectively. BLA is majority owned by the Fung Group, who is a global leader in trading, logistics, distribution, retail and brand management. Post the investment, Baozun owns a board seat of BLA.

In addition, Baozun entered into a strategic cooperation framework agreement, pursuant to which Baozun becomes the preferred strategic service provider of BLA for e-commerce explorations in Asia outside the PRC. Besides, two parties will jointly set up a strategic technology committee to support development of an enterprise-wide technology strategy, covering proposals for ERP, technologies, systems and platforms suitable for BLA.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			Note 3
ASSETS
Current assets:
Cash and cash equivalents	1,894,125	783,543	113,603
Prepayments and other current assets	106,282	2,060	299
Short term investment	—	138,052	20,016
Amounts due from subsidiaries and VIE	2,189,936	1,434,838	208,034
Total current assets	4,190,343	2,358,493	341,952

Non-current assets:
Investments in and amount due from subsidiaries and VIE	2,440,880	2,114,145	306,522
Investments in equity investee	110,479	10,019	1,453
Total non-current assets:	2,551,359	2,124,164	307,975
TOTAL ASSETS	6,741,702	4,482,657	649,927

LIABILITIES
Current liabilities:
Short-term loan	1,740,004	—	—
Other current liabilities	11,041	33,737	4,891
Income tax payable	94,298	—	—
Derivative liabilities	—	364,758	52,885
Total current liabilities	1,845,343	398,495	57,776

Total non-current liabilities	—	—	—
TOTAL LIABILITIES	1,845,343	398,495	57,776

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 195,493,754 and 163,100,873 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	125	116	17
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	8	8	1
Additional paid-in capital	4,959,646	5,129,103	743,650
Treasury shares	(385,942)	(832,578)	(120,712)
Retained earnings(Accumulative deficit)	425,125	(228,165)	(33,081)
Accumulated other comprehensive income	(102,603)	15,678	2,276
Total shareholders’ equity	4,896,359	4,084,162	592,151
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,741,702	4,482,657	649,927

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 3
Operating expenses:
Sales and marketing	—	—	(2,362)	(342)
General and administrative	(10,344)	(18,166)	(53,170)	(7,709)
Other operating income (expenses)	1,765	(3)	5,194	753
Total operating expenses	(8,579)	(18,169)	(50,338)	(7,298)
Loss from operations	(8,579)	(18,169)	(50,338)	(7,298)
Interest income	1,066	1,667	13,367	1,938
Interest expense	(56,084)	(53,123)	(15,698)	(2,276)
Unrealized investment loss	—	(209,956)	(102,035)	(14,794)
Exchange (loss) gain	(3,905)	20,442	(85,795)	(12,439)
Income tax expense	—	(12,204)	—	—
Gain on repurchase of 1.625% convertible senior notes due 2024	—	—	7,907	1,146
Equity in income of subsidiaries and VIE	493,494	51,513	(55,940)	(8,109)
Fair value loss on derivative liabilities	—	—	(364,758)	(52,885)
Net income (loss)	425,992	(219,830)	(653,290)	(94,717)
Foreign currency translation adjustment	(77,136)	(53,847)	118,281	17,149
Comprehensive income (loss)	348,856	(273,677)	(535,009)	(77,568)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				Note 3
Cash flows from operating activities:
Net income	425,992	(219,830)	(653,290)	(94,717)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Exchange loss (gain)	3,905	(20,442)	85,795	12,439
Amortization of issuance cost of convertible senior notes	25,229	23,673	7,861	1,140
Equity in income of subsidiaries and VIE	(493,494)	(51,513)	55,940	8,109
Income tax payable	—	12,204	(94,298)	(13,672)
Unrealized loss related to investments in equity investee	—	209,956	102,035	14,794
Gain from repurchase CB	—	—	(7,907)	(1,146)
Changes in other current liabilities	(3,900)	2,324	13,201	1,914
Fair value loss on derivative liabiliies	—	—	364,758	52,885
Fair value change on contingent consideration payable	—	—	9,495	1,377
Net cash used in operating activities	(42,268)	(43,628)	(116,410)	(16,877)

Cash flows from investing activities:
Investments in, advance to, and repayment from subsidiaries and VIE, net	(2,846,452)	2,060,629	1,127,579	163,484
Short term investment	—	—	(138,052)	(20,016)
Investments in equity investee	—	(324,464)	—	—
Net cash (used in) provided by investing activities	(2,846,452)	1,736,165	989,527	143,468

Cash flows from financing activities:

Proceeds from exercises of share options	430	52	3	—
Proceeds from issuance of ordinary shares in Hong Kong public offering	3,127,305	—	—	—
Payments for public offering cost	(25,453)	(8,978)	—	—
Proceeds from issuance of convertible senior notes, net of issuance cost	(742)	—	—	—
Repurchase of ordinary shares	—	(1,060,353)	(446,636)	(64,756)
Proceeds from sale of subsidiary’s equity interest to Cainiao	—	994,766	101,189	14,671
Payment for short term loan	—	—	(1,759,973)	(255,172)
Purchase of subsidiaries, net of cash acquired	—	—	(7,224)	(1,047)
Net cash provided by (used in) financing activities	3,101,540	(74,513)	(2,112,641)	(306,304)

Net (decrease) in cash and cash equivalents	212,820	1,618,024	(1,239,524)	(179,713)
Cash and cash equivalents, beginning of year	26,298	145,311	1,894,125	297,230
Effect of exchange rate changes on cash and cash equivalents	(93,807)	130,790	128,942	(3,914)
Cash and cash equivalents, end of year	145,311	1,894,125	783,543	113,603

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

Supplemental disclosure of cash flow information:
Cash paid for interest	29,159	28,617	12,406	1,799
Cash paid for income tax	—	—	94,298	13,672
Supplemental disclosures of non-cash investing and financing activities:
Subscription receivable	—	101,686	—	—
Unpaid Hong Kong public offering costs	8,978	—	—	—

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3)	Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.
4)	As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.