Form 20-F
period 2023-12-31
Baozun Inc.
filed 2024-04-19
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, there were 181,202,618 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of 167,901,880 Class A ordinary shares and 13,300,738 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Solely for the convenience of the reader, certain RMB amounts and Hong Kong dollar amount have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB and Hong Kong dollars were made at a rate of RMB7.0999 to US$1.00 and HK$7.8109 to US$1.00, the respective exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. We make no representation that the RMB, Hong Kong dollar or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with our VIE

Baozun Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with our VIE and its subsidiaries. Shanghai Zunyi holds a value-added telecommunication license, covering internet information services rendered through mobile network, or an ICP license. Shanghai Zunyi previously operated our Maikefeng marketplace, an e-commerce platform for other trading parties which was closed in 2017 and for which direct foreign investment was prohibited under the PRC laws. Shanghai Zunyi previously provided, and now continues to provide, brand e-commerce service to our brand partners, for which direct foreign investment is allowed under the PRC laws. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 8.6%, 6.8% and 6.2% of our total net revenues in 2021, 2022 and 2023, respectively. Investors in our ADSs are not purchasing equity interest in our VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to impose penalties that would result in a material and adverse effect on our ability to conduct our business. If the imposition of any of these government actions causes us to lose our right to direct the activities of Shanghai Zunyi or our right to receive substantially all the economic benefits and residual returns from Shanghai Zunyi and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Shanghai Zunyi in our consolidated financial statements. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

In view of the PCAOB’s December 2021 decision and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares and ADSs — The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. If the PCAOB in the future determines again that it is unable to inspect and investigate accounting firms in certain jurisdictions including where the office of our auditor is located, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections” and “Item 3. Key Information — D. Risk Factors — Related to Our Ordinary Shares and ADSs — Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions including where the office of our auditor is located. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2021	2022	2023

	(RMB in thousands)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	383,585	—	—
Loans from Parent to Hong Kong subsidiaries	—	—	—
Repayment from Hong Kong subsidiaries to Parent	2,256,302	1,127,579	365,227
Loans from Hong Kong subsidiaries to PRC subsidiaries	867,646	1,049,077	—
Amounts paid by our VIE to PRC subsidiaries	757,749	152,201	694,906

Our VIE may transfer cash to Shanghai Baozun E-Commerce Limited, or the WFOE, by paying service fees according to the exclusive technology service agreement. Pursuant to the exclusive technology service agreement, WFOE has the exclusive right to provide specified technology services to VIE. Without the prior written consent of WFOE, VIE may not accept the same or similar technology services provided by any third party during the term of the agreement. VIE agrees to pay to WFOE a service fee of 95% of the net revenues of VIE and extra service fees for additional services provided by WFOE as requested by VIE within three months after each calendar year for the services provided in the preceding year. Considering the future operating and cashflow needs of our VIE, for the years ended December 31, 2021, 2022 and 2023, no service fees were charged to our VIE by WFOE, and no payments were made by our VIE under the Exclusive Technology Service Agreement. If there is any amount payable to WFOE under the contractual agreements, our VIE will settle the amount accordingly.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	25%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	10%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the exclusive technology service agreement, WFOE may charge our VIE for services provided to our VIE. These fees shall be recognized as expenses of our VIE, with a corresponding amount as service income by WFOE and eliminate in consolidation. For income tax purposes, our WFOE and our VIE file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by our VIE and as income by WFOE and are tax neutral.
(3)	Certain of our subsidiaries qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a company in mainland China to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2023, the amount restricted, including paid-in capital and statutory reserve funds, was RMB 3,334,988 million (US$469,723 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Financial Information Related to Our VIE

The following table presents the condensed consolidating balance sheet data for our VIE and other entities as of the dates presented.

	As of December 31, 2023
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	446,105	1,626,560	76,866	—	2,149,531
Restricted cash	120,807	81,957	—	—	202,764
Short-term investments	—	720,522	—	—	720,522
Accounts receivable, net	—	3,297,894	182,989	(1,296,154)	2,184,729
Inventories, net	—	1,045,010	106		1,045,116
Advances to suppliers	—	307,032	4,079		311,111
Prepayments and other current assets	24,255	3,969,753	299,125	(3,702,783)	590,350
Amounts due from related parties	—	86,656	5		86,661
Amounts due from subsidiaries and VIE	1,681,216	—	—	(1,681,216)	—
Investments in and amount due from subsidiaries and VIE	1,844,885	—	—	(1,844,885)	—
Investments in equity investees	10,261	6,059,807	—	(5,710,939)	359,129
Property and equipment, net	—	849,786	1,365	—	851,151
Intangible assets, net	—	287,344	19,076	—	306,420
Land use right, net	—	38,464	—	—	38,464
Operating lease right-of-use assets	—	1,070,120	—	—	1,070,120
Goodwill	—	312,464	—	—	312,464
Other non-current assets	—	45,316	—	—	45,316
Deferred tax assets	—	200,628	—	—	200,628
Total assets	4,127,529	19,999,313	583,611	(14,235,977)	10,474,476

Short-term loan	—	1,115,721	—	—	1,115,721
Accounts payable	—	968,265	50,836	(455,539)	563,562
Notes payable	—	506,629	—	—	506,629
Income tax payables	—	15,468	3,300	—	18,768
Accrued expenses and other current liabilities	30,325	5,426,323	133,618	(4,402,087)	1,188,179
Amounts due to related parties	—	32,115	3	—	32,118
Current operating lease liabilities	—	332,983	—	—	332,983
Deferred tax liabilities	—	24,966	—	—	24,966
Long-term operating lease liabilities	—	799,096	—	—	799,096
Other non-current liabilities	—	40,718	—	—	40,718
Total liabilities	30,325	9,262,284	187,757	(4,857,626)	4,622,740

	As of December 31, 2022
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	783,543	1,316,401	44,076	—	2,144,020
Restricted cash	—	101,704	—	—	101,704
Short-term investments	138,052	757,373	—	—	895,425
Accounts receivable, net	—	6,233,974	295,409	(4,236,705)	2,292,678
Inventories, net	—	942,837	160	—	942,997
Advances to suppliers	—	424,051	2,041	(53,480)	372,612
Prepayments and other current assets	2,060	10,195,321	437,658	(10,080,624)	554,415
Amounts due from related parties	—	77,540	3	15,727	93,270
Amounts due from subsidiaries and VIE	1,434,838	—	—	(1,434,838)	—
Investments in and amount due from subsidiaries and VIE	2,114,145	—	—	(2,114,145)	—
Investments in equity investees	10,019	5,829,241	—	(5,569,567)	269,693
Property and equipment, net	—	694,265	1,495	(1,314)	694,446
Intangible assets, net	—	271,284	38,126	1,314	310,724
Land use right, net	—	39,490	—	—	39,490
Operating lease right-of-use assets	—	847,047	—	—	847,047
Goodwill	—	336,326	—	—	336,326
Other non-current assets	—	65,114	—	—	65,114
Deferred tax assets	—	162,509	—	—	162,509
Total assets	4,482,657	28,294,477	818,968	(23,473,632)	10,122,470

Short-term loan	—	1,016,071	—	—	1,016,071
Accounts payable	—	3,439,358	201,321	(3,165,947)	474,732
Notes payable	—	487,837	—	—	487,837
Income tax payables	—	46,828	959	(959)	46,828
Accrued expenses and other current liabilities	33,737	11,933,627	212,140	(11,153,964)	1,025,540
Derivative liabilities	364,758	—	—	—	364,758
Amounts due to related parties	—	30,434	15,727	(15,727)	30,434
Current operating lease liabilities	—	235,445	—	—	235,445
Deferred tax liabilities	—	28,082	—	—	28,082
Long-term operating lease liabilities	—	673,955	—	—	673,955
Other non-current liabilities	—	62,450	—	—	62,450
Total liabilities	398,495	17,954,087	430,147	(14,336,597)	4,446,132

	As of December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	1,894,125	2,698,474	13,946	—	4,606,545
Restricted cash	—	93,219	—	—	93,219
Accounts receivable, net	—	4,747,333	299,250	(2,785,665)	2,260,918
Inventories, net	—	1,070,534	3,033	—	1,073,567
Advances to suppliers	—	545,751	35,571	(53,349)	527,973
Prepayments and other current assets	106,282	8,400,000	162,552	(8,096,060)	572,774
Amounts due from related parties	—	68,984	420	(420)	68,984
Amounts due from subsidiaries and VIE	2,189,936	—	—	(2,189,936)	—
Investments in and amount due from subsidiaries and VIE	2,440,880	—	—	(2,440,880)	—
Investments in equity investees	110,479	5,811,748	—	(5,591,439)	330,788
Property and equipment, net	—	652,641	1,797	(1,552)	652,886
Intangible assets, net	—	380,574	13,084	1,552	395,210
Land use right, net	—	40,516	—	—	40,516
Operating lease right-of-use assets	—	1,095,570	—	—	1,095,570
Goodwill	—	397,904	—	—	397,904
Other non-current assets	—	87,926	—	—	87,926
Deferred tax assets	—	114,200	—	—	114,200
Total assets	6,741,702	26,205,374	529,653	(21,157,749)	12,318,980

Short-term loan	1,740,004	548,461	—	—	2,288,465
Accounts payable	—	2,223,190	140,451	(1,869,562)	494,079
Notes payable	—	529,603	—	—	529,603
Income tax payables	94,298	33,692	497	(497)	127,990
Accrued expenses and other current liabilities	11,041	10,033,408	27,538	(9,087,468)	984,519
Amounts due to related parties	—	73,794	—	—	73,794
Current operating lease liabilities	—	278,176	—	—	278,176
Deferred tax liabilities	—	51,525	—	—	51,525
Long-term operating lease liabilities	—	883,495	—	—	883,495
Other non-current liabilities	—	125,985	—	—	125,985
Total liabilities	1,845,343	14,781,329	168,486	(10,957,527)	5,837,631

The following table presents the condensed consolidating statements of operations for our VIE and other entities for the periods presented.

	For the Year Ended December 31, 2023
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	10,764,698	566,126	(2,518,811)	8,812,013
Net (loss) income	278,422	(46,077)	(4,508)	(5,061)	222,776

	For the Year Ended December 31, 2022
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	10,556,756	616,206	(2,772,331)	8,400,631
Net (loss) income	(653,290)	(635,285)	24,911	653,290	(610,374)

	For the Year Ended December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Net Revenues	—	10,822,359	809,547	(2,235,650)	9,396,256
Net income	(219,830)	(253,053)	47,090	219,830	(205,963)

The following table presents condensed consolidating cash flow data for our VIE and other entities for the years ended presented.

	For the Year Ended December 31, 2023
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by operating activities	1,847	404,829	31,421	10,158	448,255
Net cash provided by (used in) investing activities	(118,081)	(538,433)	(2,504)	318,646	(340,372)
Net cash provided by (used in) financing activities	(87,200)	(141,746)	—	220,913	(8,033)

	For the Year Ended December 31, 2022
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(116,410)	(508,612)	31,698	975,929	382,605
Net cash provided by (used in) investing activities	989,527	(76,617)	(4,053)	(2,215,518)	(1,306,661)
Net cash provided by (used in) financing activities	(2,112,641)	(248,445)	—	213,794	(1,650,402)

	For the Year Ended December 31, 2021
			VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(43,628)	(2,579,716)	(7,440)	2,534,677	(96,107)
Net cash provided by (used in) investing activities	1,736,165	(915,121)	(10,246)	(434,978)	375,820
Net cash provided by (used in) financing activities	(74,513)	1,197,027	—	(372,561)	749,953

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

Risks Related to Our Business

●	If the e-commerce market in China does not grow, or grows more slowly than we expect, demand for our services and solutions could be adversely affected.

●	If the complexities and challenges faced by brand partners seeking to sell online diminish, or if our brand partners increase their in-house e-commerce capabilities as an alternative to our solutions and services, demand for our solutions and services could be adversely affected.
●	Our success is tied to the success of our existing and future brand partners for which we operate their brand e-commerce business.
●	If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.
●	We may continue to incur losses in the future and may not be able to return to and subsequently maintain profitability.
●	If we fail to maintain our relationships with e-commerce channels or adapt ourselves to emerging e-commerce channels, or if e-commerce channels otherwise curtail or inhibit our ability to integrate our solutions with their channels, our solutions would be less appealing to existing and potential brand partners.
●	We rely on the success of certain e-commerce channels such as Tmall.
●	Under the consignment model and service fee model, a variable portion of the revenues we generate from certain brand partners is based upon the amount of GMV, and any change to such pricing mechanism may adversely affect our financial results.
●	We may not be able to compete successfully against current and future competitors.
●	Material disruption of e-commerce channels could prevent us from providing services to our brand partners and reduce sales in stores operated by us.
●	The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our platform could materially and adversely affect our business and reputation.
●	We have experienced steady growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operation.
●	We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

Risks Related to Doing Business in the People’s Republic of China

●	Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
●	We are subject to laws that are applicable to retailers, including advertising and promotion laws and consumer protection laws that could require us to modify our current business practices and incur increased costs.

●	Failure to comply with the relatively new E-Commerce Law may have a material adverse impact on our business, financial conditions and results of operations.
●	The approval of or the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore listings and capital raising activities under PRC law. If required, we cannot predict whether or for how long we will be able to obtain such approval or filing.

Risks Related to Our Ordinary Shares and ADSs

●	The trading price of our ADSs and our Class A ordinary shares has been and is likely to continue to be volatile, which could result in substantial losses to the holders of our ADSs and/or Class A ordinary shares.
●	The different characteristics of the capital markets in Hong Kong and the United States may negatively affect the trading prices of our ADSs and Class A ordinary shares.
●	Substantial future sales or perceived potential sales of our ADSs and/or Class A ordinary shares in the public market could cause the prices of our ADSs and/or Class A ordinary shares to decline.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements. If the PCAOB in the future determines again that it is unable to inspect and investigate accounting firms in certain jurisdictions including where the office of our auditor is located, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms in certain jurisdictions including where the office of our auditor is located. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

Our success is substantially dependent upon the success of our brand partners. As we continue to expand and optimize our brand partner base, our future success will also be tied to the success of our future brand partners. We cannot assure you that our efforts to attract new brand partners and other customers and optimize our brand partner base will be successful. If such efforts fail, it may have a material adverse impact on our business performance or results of operation. The retail business in China is intensely competitive. If our brand partners were to experience any significant decline in their online sales due to any reason, such as newly identified quality or safety issues or decreased popularity of their products, or if they were to have any financial difficulties, suffer impairment of their brands or if the profitability of, or demand for, their products decreases for any other reason, it could adversely affect our results of operations and our ability to maintain and grow our business. Our business could also be adversely affected if our brand partners’ product sales, marketing, brands or retail stores are not successful or if our brand partners reduce their marketing efforts.

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

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2023, net revenues related to our top 10 brand partners as ranked by net revenues in the aggregate comprised approximately 55.3% of our total net revenues. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 14.4% and 14.0% of our total net revenues, respectively, in 2023. Total GMV related to our top 10 brand partners as ranked by GMV in the aggregate comprised a significant portion of our total GMV in 2023. Some of our other brand partners also contributed substantially to our total GMV while our net revenues related to them were less significant as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

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

We recorded a net loss of RMB206.0 million, RMB610.4 million and RMB222.8 million (US$31.4 million) in 2021, 2022 and 2023, respectively. The net loss in 2021 was mainly due to an unrealized investment loss of RMB210.0 million during the 2021, as well as weaker profitability from operations caused by a combination of deteriorated macro- economic environment, negative impact from the Better Cotton Initiatives, and write-down on accounts receivable from certain distributor. The net loss in 2022 was mainly due to a fair value loss on derivative liabilities of RMB364.8 million, a loss on disposal of subsidiaries and investments in equity investee of RMB107.0 million, an unrealized investment loss of RMB97.8 million during the 2022, as well as weaker profitability from operations caused by a combination of deteriorated macro-economic environment and negative impact from the Better Cotton Initiatives. The net loss in 2023 was mainly due to weaker profitability from operations caused by a combination of deteriorated macro-economic environment and the integration cost after acquisition of GAP. We cannot assure you that we will be able to return to profitability and subsequently maintain profitability in the future. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase the scale of our operations. To return to or sustain profitability, we will need to increase our revenue sufficiently to offset these higher expenses, increase sales of the products and services that have higher profit margins or significantly reduce our expense level. If we are forced to reduce our expenses, our growth strategy could be compromised. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we are not able to return to or subsequently maintain profitability, the value of our company and our ADSs and/or Class A ordinary shares could decline significantly.

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

We have experienced steady growth in recent years, and failure to manage our growth and return to or maintain profitability could harm our business and prospects.

We have experienced steady growth in recent years. Our total net revenues increased from RMB7,278.2 million in 2019 to RMB8,812.0 million (US$1,241.1 million) in 2023, representing a compound annual growth rate of 4.9%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

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

In previous years, we adopted the 2014 Share Incentive Plan and the 2015 Share Incentive Plan to provide additional incentives to employees, directors and consultants. In November 2022, we adopted the 2022 Share Incentive Plan to replace the 2014 Share Incentive Plan and the 2015 Share Incentive Plan. The 2014 Share Incentive Plan, the 2015 Share Incentive Plan and the 2022 Share Incentive Plan are collectively referred to as the Share Incentive Plans. We have granted under our Share Incentive Plans, and may continue to grant under our 2022 Share Incentive Plan, options, restricted share units and other types of awards. As of December 31, 2023, the number of shares which may be issued pursuant to all outstanding awards, including options and restricted share units under the Share Incentive Plans, was 8,502,786. For the years ended December 31, 2021, 2022 and 2023, we recorded an aggregate of RMB196.5 million, RMB142.4 million and RMB103.4 million (US$14.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. In addition, we may from time to time re-evaluate the vesting schedules, exercise prices or other key terms of the grants, increase the maximum number of shares to be issued under the 2022 Share Incentive Plan, or adopt new share incentive plans subject to the applicable laws and rules. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We had negative operating cash flows in the year ended December 31, 2021, and may have negative operating cash flows in the future.

We had negative operating cash flows for the year ended December 31, 2021 primarily due to (i) the negative impact of COVID-19 pandemic on our business, (ii) a decrease in sales from several brand partners in the apparel and accessories category due to the Better Cotton Initiatives, (iii) an increase in account receivables caused by the growth of our consignment and service fee models, as well as in their write-downs, and (iv) an increase in our working capital expenditures, including to fund increased inventories and prepayments for goods under our distribution model. We cannot assure you that we will not have negative operating cash flows in the future, which may negatively affect our liquidity.

We make investments in business initiatives, some of which may not be successful. Any unsuccessful business initiatives could materially and adversely affect our business, financial condition and results of operations.

In 2023, we entered into business transformation and expanded into three major business lines, namely Baozun E-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). BEC includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. BBM engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BZI is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience. For BEC, our prospects for growth depend on our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies and on our ability to effectively commercialize such innovations. There are uncertainties related to our investments in new solutions, services, emerging channels and regions. For example, we may invest in overseas market in the coming few years to replicate the success of China e-commerce and expand international market. For BBM, we may invest in new brands under our brand management portfolio. However, there are uncertainties related to our investments in these new brands. For BZI, we may invest in overseas market and these investment may contain uncertainties due to multiple factors such as different culture, consumer online purchasing willingness, local competition dynamics and so on.

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

We have made investments in or acquisition of third parties that are complementary to our business and operations. In 2022, we acquired Gap (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited (collectively, “Gap Greater China”), which is wholly owned by The Gap, Inc., an American specialty apparel company offering iconic comfort-casual wear, accessories, and personal care products for men, women, and children. In 2023, we acquired 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). We may pursue strategic alliances, joint ventures or potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to many risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

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

We may incur impairment charges for our goodwill.

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

We recognized impairment of goodwill of RMB13.2 million and RMB35.2 million (US$5.0 million) in 2022 and 2023, respectively, and may continue to recognize impairment loss of goodwill in the future. We cannot guarantee that we will not record greater impairment losses in the future. Material impairment of goodwill could negatively affect our financial condition and results of operations.

We are exposed to significant downward adjustments or impairments in the market values of our investments, which may materially affect our financial results.

As part of our business strategy, we have made investments in both private companies and public companies. The value of these investments can be negatively impacted by fluctuations in the share price of the public companies, the fair or appraised values of the private companies, as well as liquidity, credit deterioration or losses, financial results, foreign exchange rates, changes in interest rates, or other factors. We adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”), for equity securities without readily determinable fair values, and elected to use the measurement alternative to measure them at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in earnings. The change of these equity securities’ fair value could result in significant fluctuation of our financial condition and operating results.

We recorded impairment loss of investments of RMB3.5 million, RMB8.4 million and nil in 2021, 2022 and 2023, respectively. We recorded unrealized investment loss of RMB68.0 million (US$9.6 million) in 2023, which was mainly due to the decrease in the trading price of Lanvin Group, a company successfully listed on the New York Stock Exchange in December 2022. We may be required to perform impairment assessment and suffer significant impairment loss or downward adjustments of our investments in the future due to the impact of evolving e-commerce dynamics, health epidemics such as COVID-19, regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. As of December 31, 2023, we had one-year credit facilities for an aggregate amount RMB3,715.8 million (US$523.4 million) from 18 Chinese commercial banks, and we have drawn short-term bank borrowings from the credit facilities in the amount of RMB1,115.7 million (US$157.1 million). See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Our substantial level of indebtedness could have important consequences, including the following:

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

In connection with Cainiao’s investment in Baotong Inc., or Baotong, Cainiao has a call option to increase its equity interest in Baotong to 60%, the exercise of which may result in our loss of control over Baotong, which could adversely affect our financial condition and result of operations.

Baotong, one of our consolidated subsidiaries from which we derive a significant amount of revenues, provides warehousing and logistics solutions and holds a significant portion of our assets and operations. On September 30, 2021, we and Baotong entered into a share purchase and subscription agreement with Cainiao Smart Logistics Investment Limited and/or its affiliates, or Cainiao, pursuant to which Cainiao made 30% equity investment in Baotong at a consideration of US$217.9 million. On the same day, we, Baotong and Cainiao also entered into a business cooperation agreement aiming to further explore and develop fulfillment and e-commerce opportunities. On October 29, 2021, we, Baotong and Cainiao further entered into a shareholders agreement (the “Shareholders Agreement”) which was further amended and supplemented on August 18, 2023 (collectively, the “Shareholders Agreements”), providing for certain special rights for the shareholders of Baotong. According to Baotong’s financial statements, its net profit for the year ended December 31, 2022 was less than the target net profit of 2022, triggering the pre-money valuation adjustment as specified in the Shareholders Agreements. As such, Baotong compensated Cainiao through a combination of cash payment and share transfer of Baotong by us to Cainiao, increasing Cainiao’s shareholding in Baotong to 37%.

Pursuant to the Shareholders Agreements, for a period of 12 months (or such longer period as we and Cainiao may agree) starting from July 29, 2024, Cainiao has a call option, subject to further negotiation, to acquire additional shares so that it will own in an aggregate of 60% equity interest of Baotong, according to the terms and conditions set forth under the Shareholders Agreements. If Cainiao exercises its call option, we may lose control in Baotong, and, as a result, we may be unable to consolidate Baotong in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

In addition, pursuant to the Shareholders Agreements among Baotong, Cainiao and us, if certain triggering events occur, Cainiao has the right to require us to redeem its shares at a price equal to the actual investment plus an internal rate of return of 6% per annum. If Cainiao requests us to redeem its shares of Baotong and if we do not have sufficient fund, our business operations and financial condition could be materially and adversely affected. See “Item 7 — Major Shareholders and Related Party Transactions — B. Related Party Transactions — Transactions and Agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited.”

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

Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of 10 days to four months. As of December 31, 2021, 2022 and 2023, our accounts receivable amounted to RMB2,260.9 million, RMB2,292.7 million and RMB2,184.7 million (US$307.7 million), respectively. Our accounts receivable turnover days were 86 days, 99 days and 93 days in 2021, 2022 and 2023, respectively. The increase in the accounts receivable turnover days from 2021 to 2022 was due to the increase in the proportion of our revenues generated from services, which generally has longer payment terms , and the decrease in the accounts receivable turnover days from 2022 to 2023 was due to our strengthened capital management of receivables, as well as the shortened payment cycles attributable to Gap Greater China, our newly acquired business in 2023 which primarily engages in retail businesses. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable. For instance, in September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$13.1 million) of accounts receivable in connection with the default of this distributor and did not make additional allowance in 2022 or 2023, respectively. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

In addition, our brand partners also provide rebates to us under the distribution model, which are determined based on the product purchase volume on a monthly, quarterly or annual basis. As of December 31, 2021, 2022 and 2023, we recorded rebates receivables of RMB288.2 million, RMB239.8 million and RMB197.8 million (US$27.9 million), respectively. The rebates receivables are settled by offsetting the accounts payable. We cannot assure you that we will be able to collect all rebates receivables in the future. If we fail to collect a substantial portion of our rebates receivables, our results of operations and financial condition would be materially and adversely affected.

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

Our inventories were RMB1,073.6 million, RMB943.0 million and RMB1,045.1 million (US$147.2 million) as of December 31, 2021, 2022 and 2023, respectively. The increases in our inventories over these periods reflected the additional inventories required to support our expanded product sales volumes. Our inventory turnover days were 117 days in 2021, 163 days in 2022 and 151 days in 2023. The increase in our inventory turnover days from 2021 to 2022 was due to changes in our product mix with new brands acquired, and the decrease from 2022 to 2023 was due to enhanced inventory management of the Company. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

On the other hand, if we underestimate demand for our products, or if our brand partners under the distribution model fail to supply quality products in a timely manner or if there is any natural disaster or outbreak of pandemic or epidemic that disrupts supply chain, we may experience inventory shortages, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation. For example, the recurrence of COVID-19 outbreaks in certain parts of China including Shanghai in 2022, and any other health epidemics that may occur in the future, had resulted in, and may result in, inventory shortages for certain of our products, which had or will have a material and adverse effect on our results of operations and financial condition.

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

If we fail to gauge apparel trends and changing consumer preferences, our sales from brand management business may be adversely affected.

Our success is largely dependent upon our ability to gauge the tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. However, lead times for many of our design and purchasing decisions may make it more difficult for us to respond rapidly to new or changing apparel trends or consumer acceptance of our products. Transportation shortages, factory closures, labor shortages, port congestion and other supply chain disruptions may lead to prolonged delays in receiving inventory. The apparel retail business fluctuates according to changes in consumer preferences, dictated in part by apparel trends and season. To the extent we misjudge the market for our merchandise or the products suitable for local markets, or fail to execute trends and deliver products to the market as timely as our competitors, our sales from brand management business may be adversely affected, and the markdowns required to move the resulting excess inventory will adversely affect our margins and results of operations.

Our plans to innovate, expand our product offerings and successfully implement our growth strategies may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

Our future success depends, in large part, on our ability to implement our growth strategies, including expanding our brands’ product offerings to capture additional market share, continuing to engage in consumer acquisition and retention efforts that drive long-term consumer and wholesale partner relationships and continuing to grow our business.

If the ramp up of operations for newly-added brand partners does not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

We have been accelerating acquisition of new brand partners since 2018, in an effort to drive sustainable growth momentum. As of December 31, 2023, we provided e-commerce solutions to more than 450 brand partners. Newly added brand partners typically require a ramping up period before they can fully utilize our services. If the ramp up of operations for newly added brand partners takes longer time than we expected, or the revenues we receive from newly added brands do not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

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

In addition to the warehouses built by us, we also acquire certain warehouses through acquisition. As of December 31, 2023, we directly operated 36 warehouses with an aggregate gross floor area of over 938,000 square meters in ten strategic cities. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we used a number of warehouses operated by third parties, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

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

If we are unable to maintain our reputation and brand image, our business, reputation and results of operations may be materially and adversely affected.

Our brands have wide recognition, and our success has been due in large part to our ability to maintain, enhance and protect our brand image and reputation and our customers’ connection to our brands. Our continued success depends in part on our ability to adapt to a rapidly changing media environment, including our increasing reliance on social media and online dissemination of advertising campaigns. Even if we react appropriately to negative posts or comments about us and/or our brands on social media and online, our customers’ perception of our brand image and our reputation could be negatively impacted. Customer sentiment could also be shaped by our partnerships with artists, athletes and other public figures. Failure to maintain, enhance and protect our brand image could adversely affect our business and results of operations.

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

As e-commerce business via internet and mobile network is still evolving in China, new laws and regulations may be adopted from time to time, and substantial uncertainties exist regarding interpretation and implementation of PRC laws and regulations applicable to our business operations. We cannot assure you that our current business activities will not be found in violation of any future laws and regulations or any of the laws and regulations currently in effect due to future changes in the relevant authorities’ interpretation of these laws and regulations. For example, the MIIT released the new Classified Catalog of Telecommunications Services, or the Telecommunication Catalog, on December 28, 2015, which came into effect on March 1, 2016 and later amended on June 6, 2019 and specifies that information services provided through mobile networks are recognized as internet information services. According to relevant MIIT rules, service providers, like operators of mobile application stores, will be required to meet certain qualifications, including obtaining a value -added telecommunication license, or a VAT License, covering internet information services rendered through mobile network, or an ICP License. In addition, according to the Telecommunication Catalog and other MIIT rules, operating a marketplace platform that connects sellers and buyers is categorized as online data processing and transaction processing services, and therefore such service providers are required to obtain a VAT License covering online data processing and transaction processing services. Our VIE, Shanghai Zunyi has obtained a VAT License covering domestic call center services and internet information services, and we also currently hold a VAT License for online data processing and transaction processing business (operational e-commerce) through our PRC subsidiary, Shanghai Baozun E-Commerce Limited, or Shanghai Baozun. With the expansion of our business in the future, we may be required to obtain other required licenses or expand the current scope of the licenses we hold to cover internet information services rendered through mobile networks or to cover other scopes such as online data processing and transaction processing service (in addition to operational e-commerce) that may be required by the government authorities from time to time.

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

We leased 28 premises in mainland China, Hong Kong, Taiwan, Singapore, Kuala Lumpur, Makati and Paris, for our offices, customer service center and warehouses as of December 31, 2023. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$704.2) to RMB10,000 (US$1,408.5) per dispatched worker.

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

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$70,423.5). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, the Securities and Futures Commission of Hong Kong, which is in charge of regulating Hong Kong’s securities and futures markets, and the various regulatory authorities in mainland China, Hong Kong and the Cayman Islands, and to new and evolving regulatory measures under applicable laws. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

The new PRC Company Law, which will take effect from July 1, 2024, will affect many critical aspects of corporate establishment, operations and governance. Shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. This law also imposes greater personal liability for directors, supervisors and management. Violation of the PRC Company Law could subject us to sanctions and penalties, including fines, orders to correct and public announcements of violations. Uncertainties exist with respect to the interpretation and implementation of the PRC Company Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 8.1% in 2021, slowed to 3.0% in 2022 and increased to 5.2% in 2023.

There have also been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. Trade tension between China and the United States may intensify. Political tensions between the United States and China have escalated since the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by former U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with certain Chinese companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, various actions taken by the U.S. government in response to concerns regarding forced labor in the Xinjiang Uyghur Autonomous Region of China, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by MOFCOM on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third country (or region) or its citizens, legal persons or other organizations.

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

In addition, there is considerable uncertainty in the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Also, the conflict in Ukraine and the imposition of broad economic sanctions on Russia raised energy prices and disrupted global markets. Unrest, terrorist and war threats in the Middle East and elsewhere may further increase market volatility across the globe. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

We rely on certain key operating metrics to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. If these metrics are perceived to be inaccurate by investors or investors make investment decisions based on operating metrics we disclosed but with their own methodology and assumptions or those published or used by third parties or other companies, our reputation may be harmed, which could negatively affect our business, and we may also face potential lawsuits or disputes.

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

We are required to maintain an effective system of internal control over financial reporting. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2023, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or Class A ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

We may be subject to natural disasters, health epidemics, acts of war or terrorism or other factors beyond our control.

Natural disasters, health epidemics, acts of war, terrorism or other factors beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the regions where we conduct our business. Our operations may be under the threat of floods, earthquakes, sandstorms, snowstorms, fire or drought, power, water or fuel shortages, failures, malfunction and breakdown of information management systems, unexpected maintenance or technical problems, or are susceptible to potential wars or terrorist attacks. Serious natural disasters may result in loss of lives, injury, destruction of assets and disruption of our business and operations. Our operations could also be adversely affected if our employees are affected by health epidemics, such as new variants of COVID-19 or outbreaks of other diseases. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general. Acts of war or terrorism may also injure our employees, cause loss of lives, disrupt our business network and destroy our markets. Any of these factors and other factors beyond our control could have an adverse effect on the overall business sentiment and environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict and materially and adversely impact our business, financial conditions and results of operations.

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

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Our PRC subsidiary, Shanghai Baozun, is eligible to provide value-added telecommunication services in China by holding a VAT License for online data processing and transaction processing business (operational e-commerce). However, we do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our VIE, Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 8.6%, 6.8% and 6.2% of our total net revenues in 2021, 2022 and 2023, respectively.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. It is uncertain whether any new PRC laws or regulations relating to contractual arrangement structures will be adopted or if adopted, what they would provide. The Foreign Investment Law of the PRC and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, became effective on January 1, 2020. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the PRC regulators. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

If we had direct ownership of Shanghai Zunyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Shanghai Zunyi, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our VIE may not act in our best interests or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIE. We may replace the shareholders of our VIE at any time pursuant to our contractual arrangements with it and its shareholders. However, if any dispute relating to these contracts or the replacement of the shareholders remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the interpretation and enforcement of PRC laws and regulations. See “ — Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. See “ — Risks Related to Doing Business in the People’s Republic of China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, uncertainties in the interpretation and enforcement of PRC laws and regulations could limit our ability to enforce these contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award enforcement proceedings, which would require additional expenses and delay.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

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

The Overseas Listing Filing Rules stipulate the domestic enterprises like us that have completed overseas listings are not required to file with the CSRC immediately, but shall carry out filing procedures as required if we have subsequent filing or reporting matters in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore listings or future capital raising activities before settlement and delivery of the proceeds hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million (US$140,847.1) to RMB10 million (US$1.4 million) on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 (US$70,423.5) to RMB5,000,000 (US$704,235.3). The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB1 million (US$140,847.1) to RMB10 million (US$1.4 million). We cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements in a timely manner or at all. See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations Relating to M&A Rules and Overseas Listing.” In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore listings or future capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, prospects, financial condition, reputation, and the proceeds of the shares.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2023, we had restricted net assets of RMB3,335.0 million (US$469.7 million).

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

We also received subsidies from local governments in China as incentives for conducting business in certain local districts. We recognized cash subsidies of RMB41.3 million, RMB72.9 million and RMB78.5 million (US$11.1 million) for the years ended December 31, 2021, 2022 and 2023, respectively. These government subsidies are non-recurring in nature and we cannot assure you that we will be able to receive any government subsidies in the future.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2021, 2022 and 2023, we recorded deferred tax assets of RMB114.2 million, RMB162.5 million and RMB200.6 million (US$28.3 million), respectively. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

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

The trading price of our ADSs and/or Class A ordinary shares has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States, or because of the trends in the global economy in general or the Chinese economy in particular, or because of international geopolitical tensions. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward companies with business operations located mainly in China that have listed their securities listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our ADSs and/or Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our ADSs and/or Class A ordinary shares.

In addition to the above factors, the prices and trading volumes of our ADSs and/or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other e-commerce companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates among the RMB , the Hong Kong dollar and the U.S. dollar;
●	natural disasters or health epidemic;
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	litigation, government investigation or other legal or regulatory proceeding;
●	our share repurchase programs; and
●	any future issuances of securities, including sales or perceived potential sales of additional ordinary shares or ADSs in certain circumstances.

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

Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder and director, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity which is not an affiliate of such holder or beneficial owner, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, represent 31.1% and 12.8% of the aggregate voting power of our company, respectively, as of March 31, 2024. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, by virtue only of holding the ADSs and/or our ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information - B. Memorandum and Articles of Association - Differences in Corporate Law.”

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. With respect to foreign regulatory investigations, although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests. With respect to both foreign regulatory investigations and foreign litigation, Article 36 of the Data Security Law, or Article 36, which took effect in September 2021, prescribes that any organization or individual within the territory of the PRC shall not provide any foreign judicial authority and law enforcement with any data stored within the territory of the PRC without the approval of the competent authority of the PRC. Since detailed interpretation of or implementation rules under Article 36 have yet to be promulgated, the ambiguity of “competent authority” for approving data exportation and its relations with other applicable legal provisions including Article 177 may further increase difficulties faced by you in protecting your interests.

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

Moreover, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions or the Hong Kong law, subject to the requirements as stipulated under the Hong Kong Listing Rules. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company, except as otherwise required under the Hong Kong Listing Rules. Our ability to create and issue new classes or series of shares without shareholder approval could have the effect of delaying, deterring or preventing a change in control of our company without any further action by our shareholders, including a tender offer to purchase our Class A ordinary shares at a premium over prevailing market prices.

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

As we are a “Grandfathered Greater China Issuer” as defined in Chapter 1 of the Hong Kong Listing Rules and satisfy the qualification requirements under rule 8A.06 and has a track record of good regulatory compliance of at least two full financial years on a “Qualifying Exchange” (as defined in Chapter 1 of the Hong Kong Listing Rules) of primary listing, by virtue of Rule 8A.46(a) of the Hong Kong Listing Rules, the requirements under Rules 8A.07 to 8A.36, 8A.43 and 8A.44 of the Hong Kong Listing Rules are not applicable to us. Under paragraph 3.48 of the Hong Kong Stock Exchange’s Guidance Letter HKEX-GL112-22, we, as a Grandfathered Greater China Issuer, are allowed to retain our existing weighted voting rights structure after we became primary listed on the Hong Kong Stock Exchange on November 1, 2022. We have relied on and intend to continue to rely on these exemptions. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the Hong Kong Listing Rules.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. According to a report issued by the PCAOB on December 16, 2021, mainland China, where the office of our auditor is located, was determined as one of the jurisdictions that the PCAOB was unable to conduct inspections and investigations completely. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past had made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of the PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

In view of the PCAOB’s December 2021 decision and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. If, in the future, the PCAOB determines that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future.

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

The Nasdaq Stock Market Rules require that a majority of a Nasdaq-listed company’s board of directors be independent directors. Our Cayman Islands counsel has provided a letter to The Nasdaq Stock Market dated August 10, 2020 certifying that under Cayman Islands law, we are not required to follow or comply with the requirement that a majority of our board members be independent directors. As of the date of this annual report, our board of directors consists of seven directors, three of which meet the “independence” requirements of the Nasdaq Stock Market Rules.

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

We believe we were not a PFIC for the taxable year ended December 31, 2023, and we do not expect to become a PFIC in the foreseeable future. No assurance can be given as to our PFIC status, however, since the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year is a fact-intensive inquiry that can only be made after the end of the year and depends on the market price of our ADSs, which may fluctuate significantly, as well as the composition of our income and assets during the year. In particular, any significant decline in the market price of our ADSs increases the risk of us becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. See “Item 10. Additional Information — E. Taxation — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares — Passive Foreign Investment Company.”

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

In June 2019, we established a wholly-owned subsidiary, Baotong, in Cayman Islands as a holding company to hold 100% of the equity interest in Baotong E-Logistics Technology (Suzhou) Limited. In September 2021, Baozun and Baotong entered into a share purchase and subscription agreement with Cainiao, pursuant to which Cainiao made 30% equity investment in Baotong at a total consideration of US$217.9 million. Baozun, Baotong and Cainiao also entered into a business cooperation agreement aiming to further explore and develop fulfillment and e-commerce opportunities. Combining Baotong’s outstanding customer-centric services with Cainiao’s large economies of scale and infrastructures, we believe our integrated service offerings will advance to the next level, especially the apparel and luxury categories, in being more premium, customized, diversified, and omni-channel. As of the date of this annual report, Cainiao’s shareholding in Baotong was increased to 37% due to the pre-money valuation adjustment as specified in the Shareholders Agreements entered into among us, Baotong and Cainiao.

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

In 2023, we entered into business transformation and expanded into three major business lines, namely Baozun E-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). BEC represents our existing China e-commerce revenue source, while BBM and BZI are incremental opportunities providing tangible growth paths over the next five years. We have two operating segments starting from the first quarter of 2023, namely E-Commerce (including BEC and BZI) and Brand Management (BBM).

In February 2023, we completed the acquisition of Gap (Shanghai) Commercial Co., Ltd. and started to operate Gap’s operations in Mainland, Hong Kong and Macao, China. During the year, we prioritized on the smooth post-acquisition transition of Gap Shanghai, including efforts in refining product and merchandising strategies, building supply chain infrastructures, enhancing back-end systems and developing talent pool.

In 2023, we and ABG Hunter LLC, a subsidiary of Authentic Brands Group (“Authentic”), entered into a Hunter Greater China and Southeast Asia Term Sheet (“JV TS”), for Baozun’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). In the meantime, an affiliate of Baozun entered into a license agreement with ABG Hunter LLC through which ABG Hunter LLC will grant Baozun’s affiliate the right to manufacture, market, distribute and sell Hunter brand products in Greater China on an exclusive basis. The license agreement will be assigned by ABG Hunter LLC to Hunter IP Holdco as licensor upon the completion of the proposed transaction under the JV TS. The initial term of the license agreement ends on December 31, 2043.

In November 2023, we signed a Key Term Confirmation Letter (“Term Sheet”) with Hangzhou Location Information Technology Co., Ltd. (“Location”) and other relevant parties regarding its equity investment in Location. Baozun plans to acquire 51% of Location’s equity through capital increase and equity transfer. Location is a top-tier Douyin partner specializing in Apparel and Accessories and a pioneer in the livestreaming space. We’re thrilled about the synergistic blend of our market leadership in creative content, compelling portfolio of brand partners and profound e-commerce operating experiences with Location’s exceptional skills and insights in daily livestreaming.

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

B.      Business Overview

We are a leader and pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a broad and diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

Recognizing the growing convergence of online and offline commerce, we view this trend to be a significant opportunity. Adhering to our vision of “Technology Empowers Future Success”, our advanced technology and operating platforms serve as a unified and robust foundation that supports our expanded range of services and markets. In 2023, we expanded our businesses into three business lines – Baozun E-commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI).

Baozun e-Commerce includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. Baozun Brand Management engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. Baozun International is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience.

The expansion of Baozun group into three business lines – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 16 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

We have two operating segments starting from the first quarter of 2023, namely E-Commerce (including BEC and BZI) and Brand Management (BBM).

E-Commerce

Our competitive advantages have enabled us to achieve rapid growth in the number of our brand partners. We serve global leaders in their respective verticals such as Philips, Nike and Microsoft. Our ability to help brand partners navigate through the challenges imposed by COVID-19 leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions demonstrates the value of our services. With our excellent performance, along with several complementary acquisition during 2023, we managed to grow our brand partners to more than 450 as of December 31, 2023.

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

In 2021, 2022 and 2023, our total net revenues were RMB9,396.3 million, RMB8,400.6 million and RMB8,812.0 million (US$1,241.1 million), respectively. For the same periods, net revenues from product sales accounted for 41.2%, 31.5% and 38.1%, respectively, of our total net revenues. We recorded net loss of RMB206.0 million, RMB610.4 million and RMB222.8 million in 2021, 2022 and 2023, respectively. We had non-GAAP net loss of RMB3.3 million (US$0.5 million) in 2023, while we recorded non-GAAP net income of RMB217.4 million and RMB182.6 million in 2021 and 2022, respectively. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Non-GAAP Financial Measures.”

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. In addition, we had another 13 certificates awarded by Alibaba platform. In 2023, we were also awarded as Global Operation Excellent Partner”, “Pioneer Award for Private Domain Training” and “Pioneer Award for Video Account Operation” in Tencent Intelligence Retail Qianyu Program.

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

In 2021, 2022 and 2023, net revenues from product sales accounted for 41.2%, 31.5% and 38.1%, respectively, of our net revenues, and net revenues from service accounted for 58.8%, 68.5% and 61.9%, respectively, of our net revenues. In light of the macro-uncertainties, our strategy for product sales and distribution model is to pursue high-quality growth with a clear focus on profitability and working capital efficiency. In order to develop our brand management business line at the beginning of 2023, we acquired Gap Greater China. Gap Greater China primarily engages in retail business, resulting in incremental product sales in 2023. Consequently, our net revenues from product sales as a percentage of total net revenues increased from 31.5% in 2022 to 38.1% in 2023. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives, as well as optimize our resource allocation. Accordingly, our revenue mix may vary over time.

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

Leveraging our experience in the e-commerce value chain, we have achieved broad awareness and recognition of our expertise in digital marketing. In the ROI Festival 2023, we won one gold prize and one bronze award, it’s our first time to win a gold prize in ROI Festival which is considered as one of the most influential award ceremonies for creative marketing in Asia. In 2023, we were named as the “best marketing service provider” for the 7th consecutive year by the Golden Wheat Awards, a reputable award for the e-commerce industry. We also won the biggest award from M Awards which is regarded as one of the most important awards in the e-commerce industry. And we were recognized as the “annual TOP 10 comprehensive service provider” in 2023 Tiger Roar. In 2023 ECI Award, we won a gold prize and a bronze prize in marketing creative and product innovation. In 2023, it was certified by the marketing strength of two major platforms, won the gold medal of Ali Mama's ecological live broadcast innovation and content transformation, and Tik Tok platform marketing was the best.

As a solid partner to different platforms, we also received agency certifications from reputable marketplaces and platforms. For Alibaba Group, we have been the 6 star service provider for Alimama solution, data ISV provider, innovative engaging ISV provider as well as the leading pioneer service provider with Lingyang. Being able to be recognized as the key marketing partner on various different marketing categories, we believe we will enhance our in-depth understanding of consumer behavior, increase effectiveness of our digital marketing service, as well as further strengthen our advantage in e-commerce operations. For JD, we are also the official media partner as well as data ISV partner. We have been working closely with JD to provide a holistic engaging CRM mini-program solution which are well received by various clients. For Douyin, we became their certified ISV and were awarded as the Industry Pioneer. Finally, we are the only Tencent partner who received both excellency on eCommerce operation and technical ISV. We also have extended our media partnership to Alipay as certificated media partner in 2023.

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

Our diversified media services on major digital platforms include but not limit to search engine optimization, brand ads, programmatic ads and feeds. For example, based on our understanding of the methodologies and mechanisms adopted by different platforms, we customize the content of the stores we operate to achieve high rankings. Where appropriate, we also help our brand partners to negotiate arrangements with platforms to use new products that can achieve higher ROI. By leveraging ISV capability, we created 5 media forces model as a synergized solution for brands to integrate in-site and out-site media planning. To optimize our efficiency and effectiveness of our media solution, we developed a media tool call Yunbian. Yunbian can help to create media plans as well as reports that can significantly help our media professionals to do media placement. Yunbian is now connected to Ali, Tencent and Jingdong. For more information about our data warehouse and reporting system, please see “ - Technology Infrastructure and Business Application Portfolio - Back-end proprietary technology infrastructure.”

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

We continue extending our coverage besides Alibaba Group and Douyin regarding to MCN and marketing capability, in 2023 we became the official certification Consumer data, KOL and advertising cooperation service provider of RED (Xiaohongshu). We have been closely following industry trends and remain on track to further expand our services to include a wider array of comprehensive digital marketing solutions. These solutions include new initiatives such as live streaming, key opinion leader and key opinion consumer positioning to convert marketing power into sales results.

In addition, we monitor and respond to comments about our brand partners on internet forums and product review websites. We help identify key opinion leaders on these platforms and work with them in responding to comments about our brand partners. We believe that providing meaningful feedback addressing potential customers’ concerns greatly facilitates their purchase decisions.

●	Creative Contents: We provide our brand partners with the infrastructure and expertise for producing digital content to be used in their online stores. We operate an in-house, professional photography studio in Shanghai to create digital product images for product features, promotions and advertising campaigns. Our production services range from pre-production work such as casting, art direction and styling to post-production editing and retouching. We also possess a team of creative, data, development and AI experts. We provide a premium mini-program interactive solution. We work with industry-leading luxury brands to excel their visual presentation and technological innovation.

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

We provide live streaming services for brands on various platforms. Our services cover the planning and production of live and short video content. We have a large and stable KOL resource to help brands screen high-quality influencers. Through data analysis, we provide brands with merchandise strategies of live streaming. The mastery of the platform’s algorithm logic enables us to provide brands with refined live media placement services.

●	Big Data Support: We work with platform to provide insightful analysis that can help brands to perform better on e-commerce. By apply these insights to create impactful marketing campaigns for our brand partners which can refine their digital marketing strategies under a results-driven approach. We have developed our own business intelligence software, which enables real-time analysis of transaction data across personal computers and mobile channels to make more targeted and insightful marketing recommendations to our brand partners. We have our self-developed data modeling. We model CLV(Customer lifetime value), the comparison of CAC(Customer acquisition/retention cost), collecting valuable consumer data throughout customer journey, to help understand customers intimately, to engage them with the right channels, and to tailor offers to their context & needs. Eventually, we help brand partners invest in customers who are lucrative for the company in the long run. We are fully participated in the product R&D with our brand partners. And developed PLV modeling to predict category trends, product lifetime value, and give operative recommendations throughout the entire product lifecycle from launch to off-shelf.

We provide a one-stop CRM service from strategy to execution. Our CDP helps brands integrate member data from different platforms, form visual dashboards, and automatically generate intelligent analysis reports. We provide customized member mini program planning, design and development for brands. We tailor activities, content and mechanisms for brands that cover the entire consumer lifecycle across platforms. We leverage AI to implement personalized content with efficiency.

Customer Service

With years of extensive experience in the field of e-commerce customer service and the aid of advanced technology, Baozun’s customer service team has established a comprehensive and efficient e-commerce customer service solution, satisfying user demand for segmented and personalized services.

Baozun has a professional customer service team that provides users with 7*24 hours of end-to-end shopping guidance and after-sales service. Additionally, an industry-leading team of professional AI trainers has been equipped to improve the AI autonomous resolve rate. Combined with the Robotic Process Automation (RPA) scenarios, the occupation of customer service manpower due to repeated customer inquiries and after-sales order processing has been greatly reduced. The resources freed-up could be put into emerging high-value service scenarios including VIP exclusive service, 1V1 video shopping guides, and livestream customer service to strengthen deeper and closer contact with consumers in the new traffic fields for brand clients.

In order to meet the sustainable development of the brand business, Baozun has planned ahead and established industry-leading customer service centers in Shanghai, Nantong, Hefei, Nanchang, Rizhao, Anqing, Zhuhai, as well as in the Hong Kong and Taiwan regions of China. The years of developing a customer service talent supply chain provide a guarantee for delivering high-quality service to brands, reducing costs and increasing efficiency. In 2021, Baozun independently developed the Service Anywhere (S-ANY) customer service integration system, which includes modules such as real-time quality monitoring and on-site real-time management. Combined with a professional scope of process management, Baozun ensures that the quality and efficiency of customer service specialists are always under control. Baozun leads the way in introducing the authoritative customer service management standards Customer operations Performance Center (COPC) and “Product, Price, Promotion, Place” (4PS) Strategy in the e-commerce customer service field, providing a guarantee for continuously optimizing customer service operations and delivering excellent multi-channel services.

In 2023, we thoroughly upgraded the monitoring system for S-ANY Real-time quality control (RQC). Depending on the impact to the business, we redefined the event level standards and established an optimized feedback channel and notification strategies. This improvement significantly reduced the warning ratio, while the efficiency of store warning handling improved year-on-year.

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

In 2021, we further expanded our logistics network through our acquisitions of BolTone , which has enlarged our premium warehouse capacities and extended our vertical coverage such as fast moving consumer goods category and beauty and cosmetics category. This acquisition has also brought us more customs declaration business and B2B business opportunities.

As of December 31, 2023, we directly operated 36 warehouses with an aggregate gross floor area of over 938,000 square meters in ten cities, including Shanghai, Suzhou, Shenzhen, Guangzhou, Langfang, Chengdu, Wuxi, Kunming, Hangzhou and Jiaxing Our directly-operated warehouses fulfilled approximately 50.4 million, 56.8 million and 68.9 million outbound orders to consumers in 2021, 2022 and 2023, respectively. Our warehouses cater to different product categories. In addition, we also collaborate with four third-party warehousing service providers and store goods in warehouses operated by them as of December 31, 2023, to better utilize warehouse resources and better serve brand partners’ needs.

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

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2023, we provided e-commerce solutions to more than 450 brand partners primarily under service contracts with a term typically ranging from 12 months to 36 months. Our brand partners cover diverse product categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby products; and automobiles. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands we operate under the distribution model and (ii) provision of our services to these brand partners primarily under the consignment model and service fee model. Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

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

Brand Partner Development and Services

Brand Partner Screening and Acquisition

We have implemented a strict and methodical brand selection process. Based on our screening guidelines, we carefully select prospective brand partners, choosing to work with those that conduct business in profitable or promising industries and product categories and with long-term potential. In addition, we screen potential brand partners based on criteria such as service fees, projected profitability, projected growth outlook and proposed duration of cooperation. We also conduct due diligence reviews on our prospective brand partners’ qualifications, including whether they hold the proper business operation licenses and safety, sanitary and quality certifications, and trademark registration certificates and license agreements in relation to the branded products.

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

Omni- Channels

We currently provide brand e-commerce services under three business models on major marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. As of December 31, 2023, approximately 44.7% of our brand partners engaged with us for store operations of at least two channels, compared with 41.8% as of a year ago. We also operate official brand stores and provide O2O solutions to our brand partners. Enabled by our advanced technological capabilities, we can seamlessly integrate the brand partners’ operations across various channels with unified product details and consumer profiles, strategic cross-channel marketing and synchronized inventory management, which provide the brand partners with a single view of their business across different channels and platforms. We leverage all of these platforms to deliver omni-channel solutions that combine the strengths of diverse platforms to achieve optimal branding effect and sales results responsive to the e-commerce objectives of each brand partner.

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

Our brand partners increasingly merge their view of their official brand stores and WeChat Mini-Programs into a single private domain, and as such, we have consolidated our official brand stores and WeChat Mini-Programs into a single metric. As of December 31, 2021, 2022 and 2023, we operated 95, 101 and 113 official brand stores and Wechat Mini-program stores, respectively.

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

Technology Infrastructure and Business Application Portfolio

We have made significant investments in developing our proprietary technology platform. We will continue to invest in our platform to support IT commercialization and deliver solutions that address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. Our technology systems and applications facilitate brand partners’ digital transformation throughout the e-commerce value chain--from storefront sales to backend fulfillment; from consumer acquisition to customer lifecycle management; from achieving operational efficiency to gaining industry insights. We have copyrights to 293 software programs developed by us relating to various aspects of our operations as of March 31, 2024.

Our technologies span across all areas of digital commerce from business applications to data intelligence, and from technology platforms to enterprise integration. Business applications include Direct-to-Consumer touchpoints, Omni-channel business operations, and Big data business intelligence. Technical stacks encompass IaaS, PaaS, and SaaS layers.

Business applications: Direct-to-Consumer touchpoints

●	Transaction Service Application: UNEX, Baozun’s private domain transaction platform, supports rich interactive marketing scenarios, adopts the SaaS tenant model, and enriches private domain services of multiple brands and multiple sites. UNEX is seamlessly integrated with our e-commerce support systems such as order management system, or OMS, and warehouse management system, or WMS, to ensure synchronization across omni-channel solutions.

●	Cloud-based System is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. It allows us to efficiently build up comprehensive functions for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. UNEX contains various prototypes to ensure greater efficiency in setting up online stores, while also supporting comprehensive customization to best fulfill brand partners’ specific needs. Such a system helps us improve our operating efficiency, reduces store maintenance costs, and improves our ability to serve more brand partners. At the same time, front-end components are abstracted and updated to better serve brand partners’ private domain business.
●	Customer Service Application: Customer Relationship Management (CRM) system, or Shopcat, which is based on Baozun’s big data platform, enables our brand partners to go through the whole range of members and precipitates consumer data assets. Supported by business oriented product design based on our big data platform, Shopcat assists operational decisions. Shopcat also integrates online and offline membership programs to facilitate our O2O initiatives. Collectively, Shopcat and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and proprietary transaction data to generate actionable insights for our brand partners.
●	O2O Solutions allow brand partners to seamlessly integrate their inventories across offline and online channels to share and optimally utilize resources of products and inventories across different channels. These solutions provide seamless data integration that cover order routing, customer management, products and inventory intelligence, and delivery optimization.

Business applications: omni-channel business operations

●	Construction and integration of omni-channel user-interfaces facilitate brand partners to stay engaged with consumers wherever they are. Our solutions cover brand partners’ official brand stores and major online marketplaces in China, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou, and offline stores.
●	Merchandise Service Application: Product Information Management (PIM) system provides a one-stop digital asset management platform for brands, helping the brands quickly expand their businesses through all channels, and ensuring the consistency of product experience through all channels.
●	Fulfillment Service Application: Order Management System (OMS) controls the processing of sales orders by online stores, including order data fetching and transfer, and fulfillment. This core system connects both internal and external warehousing systems and is capable of tracking order statuses. It also manages all post-sales services such as order canceling, product returns and payment refunds. OMS currently supports all channels including marketplaces and official brand stores.
●	Inventory and Order Service Platform ( IOSP): IOSP is designed for our omni-channel e-commerce and O2O initiatives, which instantly and precisely interlinks and synchronizes with inventories at each of our brand partners’ omni-channels. It allows brands to consolidate digital inventories and to dispatch across different scenarios at each of their retail omni-channels. IOSP is comprised of two key modules: Inventory Management, which enables real-time smart inventory monitoring and management to ensure sufficient inventories across channels; and Order Routing, which assigns orders based on optimal inventory level, inventory location and fulfillment cost. IOSP helps brands reduce inventory cost, minimize overselling risk and maximize the management efficiency of inventories.
●	Warehouse Management System (WMS) assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow and enhance labor productivity. Our WMS covers brand partners’ logistics needs in both B2C and B2B businesses.
●	Financial Service Application: Recon-Ease provides full-domain e-commerce financial accounting solutions. Based on the best practices of financial accounting scenarios on mainstream e-commerce platforms, Recon-Ease realizes automatic financial reconciliation and efficient financial operation of online businesses.

Business applications: Big data business intelligence

●	BI Applications: Baozun Business Intelligence (BBI), a prestigious data product from Baozun, has already achieved the integration of data from over 20 platforms, along with the creation of over 50 specialized business dashboards, presenting transaction data on a minute-by-minute basis. Successfully launching the new feature, BBI Mini applet, it tracks e-commerce sales data, analyses competitive store data, and rapidly generates industry briefings. The data scope encompasses all business data, offering multi-level collection and analysis capabilities.
●	Artificial Intelligence Application: Baozun AI application brings continuous growth to the brand through data drive. This system seamlessly merges with data products, proffering the prowess of intelligent recommendations and the finesse of digital marketing.

Technology infrastructure

●	BaaS (Business applications as a service) includes transaction, commodity, promotion, inventory, payment, order, price, membership and other modules content
●	DaaS (Data applications as a service) collects and organizes data relating to product information, transaction information, consumers’ geographic location and purchase history throughout all stages of business transactions.
●	PaaS (Platform applications as a service) comprises Technology Platform and Data Exchange Platform. Technology Platform includes tenant management, development and operation of basic services, technical monitoring and alarm, secondary development and operation of open- source middleware, etc. Data Exchange Platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system and also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.
●	Baozun Hybrid Cloud is a hybrid cloud infrastructure, upon which our proprietary technology is built. It offers secure and elastic computing power, storage, and network infrastructure, supporting our brand partners’ business around the clock. It can be readily expanded internally or through public clouds (such as AliCloud, AWS cloud) to accommodate business and customer needs. Baozun Hybrid Cloud and its underlying data centers achieve multiple levels of system and network redundancies and resiliencies, and enhance our storing and computing capabilities with added flexibility to improve efficiency and reliability.

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

In 2023, our IT commercialization made preliminary achievements and won a number of projects. Customers include leading brands in FMCG, trendy apparel, sport-goods, luxury and luggage industry. Meanwhile, our IT products have also gained industry recognition. In the latest Market Guide for Distributed Order Management Systems published by Gartner, published in January 2024, Baozun has become the only supplier from Asia to be included.

Brand Management

Baozun Brand Management engages in holistic brand management and serves as an all-rounded partner for global brands to further unlock their business potential in China, through strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BBM targets the mid-end and premium consumer lifestyle brands segment.

In November 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. Concurrently, BBM and The Gap, Inc. established a series of business arrangements, through which The Gap, Inc. grants us the right to manufacture, market, distribute, and sell Gap products in Greater China with local creation capabilities on an exclusive basis.

In 2023, Baozun Brand Management Limited and ABG Hunter LLC, a subsidiary of Authentic Brands Group (“Authentic”), entered into a share purchase agreement (“JV SPA”), for BBM’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). In the meantime, affiliates of Baozun entered into two license agreements with this JV through which this JV granted Baozun’s affiliates the right to manufacture, market, distribute and sell Hunter brand products in Greater China and Singapore and Malaysia respectively on an exclusive basis.

Technology Empowerment

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We upgraded the back-end IT system for Gap Shanghai and introduced a new omni-channel operating platform, namely Retail Operating Platform (ROP). The ROP’s new architecture, featuring a centralized hub instead of a traditional ERP, achieves more real-time management and utilizes one pool of inventory to increase sales efficiency and inventory turnover across channels.

Product Management

We design, develop, market, and sell a wide range of apparel, footwear and accessories products reflecting a mix of basics and fashion items based on widely accepted fashion trends, striving to bring product to market quickly and provide unrivaled value to customers. China-for-China product is our core priority. It is critical for us to interpret the DNA of brands under our brand management portfolio in a way that is relevant for China. We are committed to pursuing technology and product innovation that supports our sustainability efforts while also delivering great quality products to our customers. Our product teams research, test, and iterate each season to deliver the latest styles in fabrics and silhouettes that are made to last while remaining conscious of the types of materials being sourced and the suppliers they work with. We leverage feedback and purchasing data from our customer database, along with market trend insights, to guide our product and merchandising decision-making.

Integrated Marketing and Advertising

We use a variety of integrated marketing and advertising mediums to drive brand health, customer acquisition, and engagement. We leverage our growing customer database and respond to shopping behaviors and needs with personalized content across email, site, and digital media to drive relevance and urgency. Our diversified media mix spans traditional to digital to social media. We focus on productivity of demand generation investments to drive increased effectiveness.

Supply Chain Management

Effective supply chain management plays an important role in achieving sustainable growth. As such, we pay attention to product innovation, quality control, and the responsiveness and cost-effectiveness of our supply chain. We strive to enhance our supply chain capabilities to meet consumer demands. We will continue to develop strategies that can enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and working capital management through the effective use of our overall infrastructure will allow us to control costs better and provide superior service to our customers.

Talent

We believe that the talent, commitment, and passion of our teams will always be key to our competitive edge. We offer a unique fashion proposition, defined by creativity, innovation, design, and quality. We successfully filled critical positions in a short timeframe. Our new hires are local industry experts with vast experience in both well-known leading multinational corporations and local apparel companies. We believe this will accelerate our business transformation and enhance organizational efficiency.

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

We regard our trademarks, patents, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2024, we owned 229 registered trademarks, nine patents, copyrights to 293 software programs developed by us relating to various aspects of our operations, and 106 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

Data Privacy and Cybersecurity

Data privacy protection and cyber security are top priorities for us. We have developed strong cybersecurity technology and practices that safeguard our systems and data and have established a dedicated team to supervise our data protection and data security, ensure compliance with applicable laws and regulations and ensure that we are meeting the expectations of consumers and our brand partners. Through our privacy policy, consumers and our brand partners can learn how their data is used and provide consent for data collection when necessary. Our multi-layer security infrastructure provides comprehensive data security infrastructure for continuous monitoring and system protection throughout all platforms. We received our ISO27001 certifications in December 2015, which was renewed in December 2018, December 2021 and October 2023, respectively, each with a valid term of three years. We received our GB/T 19001-2016/ISO 9001:2015 certification in October 2023 with a valid term of three years. We also received certification of Level 3 of Classified Protection of Cybersecurity for Baozun E-commerce Transaction System in April 2019, Baozun E-commerce Operation Service System in September 2021 and Baozun E-commerce Omni-Channel Business System in September 2021, each of which is currently under renewal. We do not expect any difficulty in renewing such certifications.

We responded quickly to the Personal Information Protection Law which took effect on November 1, 2021, and completed the system transformation in 2021, including core system data desensitization, data encryption, batch export control, and implement personal information protection, data security protection, and key infrastructure protection from the management and technology aspects.

In 2022, Baozun E-commerce has successfully passed the ISO27701 certification for Privacy Information Management System, renewed in October 2023 with a valid term of two years, which is another international security authority certification that Baozun E-commerce has obtained after obtaining the ISO27001 certification for Information Security Management System in 2015. This highlights Baozun E-commerce’s commitment to international standards in the fields of information security and privacy protection, providing secure and reliable information technology services to enterprise users, partners, and employees. As a leader and pioneer in the brand e-commerce industry, Baozun E-commerce continually insists on assuming corporate compliance responsibilities, including actively responding to legal and regulatory requirements, establishing a data security committee, planning a security technology system, and promoting the implementation of various works related to information security and privacy protection through measures such as system design, process management, compliance audit, and system construction. ISO27701 is the extension standard of ISO27001 in management, and it is considered one of the most authoritative privacy protection standards globally.

Customers and Suppliers

Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

Customers

Our top five customers and their affiliates accounted for 19.2%, 21.4% and 22.3% of our total net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. These customers are brand partners under the consignment model or service fee model. Our largest customer and its affiliates accounted for 11.4%, 14.0% and 14.0% of our total net revenues for the same periods, respectively. For concentration risk related to our brand partners, please see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

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

Suppliers

Our top five suppliers and their affiliates accounted for 59.7%, 59.0% and 59.8% of our purchases for the years ended December 31, 2021, 2022 and 2023, respectively. Our largest supplier and its affiliates accounted for 34.3%, 29.7% and 33.2% of our purchases for the same periods, respectively. These suppliers are our brand partners and/or their authorized distributors under the distribution model. We select and purchase goods from such brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of them. We do not deem any of such suppliers as material.

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

In 2023, we convened our sustainability committee meeting, where our members collectively explored the most recent policy trends within the ESG landscape. This collective endeavor aimed at enhancing our understanding and gaining deeper insights into global sustainability standards, thereby furnishing a valuable reference framework for efficiently integrating these standards into the Company’s strategic decision-making processes.

Board Independence and Diversity: We are well aware of the long-term benefits of board independence and diversity for a business. As of December 31, 2023, our board of directors had a total of seven members, including three independent directors.

Risk Management: Through the risk assurance committee led by our senior management, we have established a sound risk management and internal control mechanism to identify, prevent and control risks related to business operations. We have set up a full-time internal audit team under our Legal & Risk management department, who reports to audit committee of our Board of Directors. The internal audit team assumes the responsibility for providing independent evaluation and appraisal of the effectiveness of the Company’s risk management and internal monitoring system. It identifies the control implementation deficiencies in the various departments daily operation processes, proposes improvement plans and continuously tracks the actual implementation of improvements to achieve continuous monitoring and reduction of the Company’s risks in a timely manner. In 2023, the company identified risks including strategic risks, financial risks, market risks, operational risks, and legal risks.

Business Ethics: We take a zero-tolerance approach to any violation of laws and regulations or improper behavior in commercial activities in order to create a healthy and ethical culture. In terms of anti-bribery and anti-corruption, we formulated policies and procedures, established the compliance and fraud investigation department and an anti-corruption management structure with clear responsibilities, and continued to enhance integrity awareness. Meanwhile, we have established whistleblowing channels and whistleblower protection policy. In 2023, there were no reported violations of anti-competitive behavior or anti-corruption incidents. Moreover, we have implemented integrity education across our employee groups and disseminate legal knowledge on a regular basis through diversified channels. Concurrently, we have jointly established with our partners a comprehensive ethical conduct framework, resolutely eliminating any instances of commercial bribery, bribery acceptance, illegalities, or unfair competition within business operations. We have put in place a rigorous and all-encompassing anti-bribery and anti-corruption management system that spans the entire process from supplier registration and qualification, to certification, tiered management, up to performance evaluation.

Environmental Sustainability

Based on green development and low-carbon operation, we continue to minimize our environmental impact caused by operations. We are committed to raising public awareness about environmental issues, promoting an eco-friendly mindset among our business partners, and promoting sustainable consumption.

Responding to Climate Change: We recognize the impact of climate-related risks and opportunities on our business operation, and are working to mitigate such impact by building business resilience. In 2021, following suggestions of the Task Force on Climate-related Financial Disclosures of the Financial Stability Board, we identified climate change-related risks and opportunities through policy studying, benchmarking against peer businesses and consulting experts. Based on the identification of climate change risks and opportunities, we also analyzed and evaluated the carbon footprint and environmental impact of the product lifecycle, covering the entire process of upstream and downstream transportation, office operations, and product disposal. We target to reduce greenhouse gas (GHG) emission (Scope 1, 2 and 3) by 50% by 2030, compared to a 2021 baseline, and to achieve GHG neutrality (Scope 1, 2 and 3) by the end of 2050. In 2023, our Scope 1 and Scope 2 greenhouse gas emissions decreased by 27.58% compared to 2021. Concurrently, we have consistently advocated for and promoted sustainable work practices and lifestyles among our employees and consumers. Moreover, in 2023, Baozun’s score in the CDP Climate Change Questionnaire was elevated to a B rating, which amply demonstrates our relentless commitment and endeavors towards driving green development.

Green Operation: We actively promote “green” initiatives such as our “green storage and logistics,” “green packaging,” “green supply chain” and “green workplace.” We have sustained our efforts in energy and resource conservation, having constructed a new photovoltaic carport at our office premises which generated 50.03 MWh of electricity annually. Furthermore, we have implemented an advanced Variable Refrigerant Volume (VRV) multi-split air conditioning control system to enhance the energy efficiency of our HVAC systems. In 2023, we upgraded our warehouse lighting infrastructure, achieving equipment optimization for increased efficiency, thereby creating a state-of-the-art, low-carbon automated warehouse. Additionally, leveraging big data technology, we continuously refine logistics routes, successfully reducing carbon emissions by approximately 600 tons through direct dispatch models for order packages. We also actively transition from air to land transportation modes, increasing the usage of new energy vehicles to minimize our transport-related carbon footprint. Moreover, we are committed to implementing measures that reduce packaging materials. As of December 31, 2023, we had achieved a cumulative reuse volume of 14,324 tons of packaging materials.

Social

We are committed to empowering the development of the industry with technology and innovation, providing high-quality services and innovative solutions to our brand partners, and creating shared value with our employees, community and society at large. In 2023, we received more than 50 awards and recognition for our excellent services, and 4 sustainability awards and honors. We hosted the 7th Global Brand E-commerce Summit to explore the trending topics, omni-channel exponential growth. Employee rights and benefits: We adhere to the principle of fair employment and equal pay. We strive to provide our employees with comprehensive social benefits, a diverse work environment and a wide range of career and leadership development and training opportunities. As of December 31, 2023, we had a total of 7,827 employees (including 842 employees from acquired business during 2023), and our total employee training hours reached 64,775 with an average training hour per employee of 8.28. In 2023, we received 5 awards in employment aspect, such as Beisen 2023 China Talent Management Excellence Award and Zhaopin 2023 Outstanding Campus Recruitment Award. Innovation: Technology is the essence of future retail and is our DNA. We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of our brand partners’ retail business. Based on the deep understanding of brand e-commerce operation, we have joined hands with brand partners to embrace the new opportunities of omni-channel growth in the post-epidemic era and unremittingly explore new solutions. In 2023, we have persistently advanced the optimization and enhancement of our technology business brand “BOCDOP”, offering innovative standard services and solutions. Additionally, we accomplished the establishment of a multi-cloud capability to enhance organizational collaboration efficiency and set up a Delivery Center that enables remote responsiveness in resource allocation, effectively boosting resource utilization efficiency and delivery quality. As of December 31, 2023, we had filed applications for 75 patents and secured 321 computer software copyrights covering various aspects of our operations.

Information Security and Privacy Protection: Information security is regarded as the basis of our service. We have established our information security management committee as the highest decision-making body, with overall responsibility for our information security and privacy protection strategies and practices, and reporting directly to our board of directors. We review our information security work in accordance with advanced domestic and international standards and complete the construction of information and data security from four dimensions: information security management structure and system, taking key safeguard measures and actions, building an emergency mechanism, and strengthening employee’s awareness. In 2023, we successfully completed certifications for both ISO 27001 Information Security Management System and ISO 27701 Privacy Information Management System. Furthermore, we expanded the coverage of Cybersecurity Level Protection Assessment (Level Three), incorporating five additional sub-systems such as UAC into our level protection assessment framework. As of December 31, 2023, a total of 15 sub-systems across six major systems had passed the certification audit by national assessment bodies. In 2023, there were no reported incidents of information security accidents or data breaches. Customer Satisfaction: We provide customer service operations for our brand partners. We set up a dedicated customer service team for each brand partner, and continue to improve our services to bring better experiences to all consumers. In collaboration with COPC, we provided employees with the COPC® Customer Experience Excellence in Practice Training in 2023. All ten participating employees who underwent off-the-job training achieved scores above 90% and were subsequently awarded COPC® Customer Experience Navigator certificates, significantly enhancing the professional competence of our customer service team. Simultaneously, we optimized our internal elite certification program by introducing seven distinct certifications that include hotline management, data entry skills, business English, training skills, AI Intelligent Trainer, post-sales comprehensive abilities, and Office skills proficiency.

We upgraded our self-developed integrated management platform S-ANY with enhancements across multiple dimensions such as monitoring mechanisms, automatic information synchronization, and high-risk alerts, thereby significantly improving the efficiency and quality of customer services. Notably, the Real-time Quality Control (RQC) module performs systematic and exhaustive quality checks on service dialogues to maintain service quality and minimize potential PR risks due to customer complaints. Additionally, we capitalized on the technological potential of AIGC, fully integrating ChatGPT 4.0 into our operations. We applied AI technology across various use cases including robot configuration and optimization of customer service scripts.

Diversity and Inclusion: We are committed to providing all employees with equal opportunities at the workplace by upholding the values of honesty, integrity and mutual respect. We believe diversity is fundamental to maintaining our ability to innovate. We dedicated to increase gender diversity. Meanwhile, we provide job opportunities for people with disabilities and encourage them to exert their creativity in their positions, and provide them with a barrier-free working environment. In 2023, we hired 13 employees with disabilities, working for our operation, human resources, and design departments. As of December 31, 2023, the proportion of female employees reached 60.6%, increased by 1.1% compared with that of December 31, 2022.

Sustainable Supply Chain: As an important partner of brands, we are committed to promote green e-commerce and the concept of sustainable consumption, and assist in fighting against global climate change. We promote total cost ownership, or the TCO, rather than single price-oriented procurement concept, and take into account the environmental, social and ethical performance of the supplier during selection. In 2023, we conducted ESG-related assessments on a total of 532 suppliers. In addition, we choose suppliers with higher TCO and better sustainability during our own procurement and recommend and promote them to our brand partners in their purchasing decision process. In addition, we recommend and facilitate the selection of suppliers with higher TCO and better sustainability to our brand partners and in our own procurement process.

Community Investment: We firmly believe that our value is not only to provide brand partners and consumers with quality services. We are more committed to giving back to society and positively impacting the people around us. In 2023, we made a total of RMB2.1 million in charitable donations. In addition, combining our own resource advantages, we take advantage of the development of the digital economy, and provide community with professional vocational education and work opportunities. We set up Baozun-Nantong Open University E-commerce Industry College to open up internship training and employment opportunities for students. The Academy is run by Baozun The academy is a combination of full-time lecturers and external lecturers who focus on students’ career development and enterprise projects, using a combination of learning + practice to enhance students’ overall quality and skill. Furthermore, we have actively collaborated with industry associations and educational institutions to organize various events, aimed at identifying and nurturing exceptional talents in the e-commerce domain. In 2023, we successfully conducted the 3rd “Baozun Cup” Campus Live Streaming Competition.

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

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor, and did not make additional allowance in 2023.

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

Regulations Regarding Foreign Investment

PRC Company Law

The establishment, operation and management of companies in PRC are governed by the PRC Company Law, which was latest amended on December 29, 2023 and will take effect on July 1, 2024. The PRC Company Law applies to both domestic companies and foreign-invested companies in mainland China. The latest main amendments of PRC Company Law introduce a rule requiring the registered capital of limited liability companies to be fully paid within five years. Companies incorporated before the promulgation and implementation of the amendments are required to gradually adjust to meet the deadline. In addition, the latest main amendments of PRC Company law also involve improving the company’s establishment and exit system, optimizing the company’s organization structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules.

Foreign Investment Law

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

Pursuant to the Administrative Measures on Food Operation Licensing and Record-Filing issued by then SAMR on June 15, 2023 with effect from December 1, 2023, an enterprise engaged in food sales or catering services shall obtain a Food Operation Permit from the local administration for market regulation. The Food Operation Permit is not required under any of the following circumstances: (i) sale of edible agricultural products; (ii) sale of prepackaged food only; (iii) medical institutions and drug retailers’ sale of specific total nutrition formula food in the formula food for special medical purposes; (iv) sale of the food produced at the production and processing places or via the Internet by food producers that have been granted a Food Production Permit; and (v) other circumstances under which the Food Operation Permit is not required according to laws and regulations. The sale of only pre-packaged food shall be filed for record with the local administration for market regulation. On November 29, 2021, the SAMR promulgated the Announcement on Matters relating to the Record-filing for the Sale of Only Pre-packaged Food, which stipulates that an entity trading in food but only for sale of pre-packaged food shall apply for the record-filing when registering for market entity registration. The record-filing formalities shall be completed before carrying out such businesses. Those who have obtained food operation licenses are not required to go through the record-filing before the expiration of their food operation licenses. Our PRC subsidiaries engaging in food operation business have obtained Food Operation Permits or completed the record-filing.

Permits for Liquor Circulation

Any entity or individual engaged in the wholesale or retail of liquor may be required by local governments to obtain local licenses for the distribution of alcoholic products, or the Permits for Liquor Circulation. For example, pursuant to the Administrative Measures of Shanghai Municipality for Production and Sales of Alcohol Commodities, which was adopted by the Standing Committee of Shanghai People’s Congress in 1997 and latest amended on December 28, 2023, local enterprises that engage in alcohol wholesaling must apply to the municipal alcohol commodities monopoly bureau for an alcohol wholesale license, while local enterprises that engage in alcohol retailing must apply to the district alcohol commodities administrative department for an alcohol retail license. Our PRC subsidiaries engaging in wholesale or retail of liquor have obtained Permits for Liquor Circulation.

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

Road Transportation Operation Permit

Under the Regulations on Road Transportation promulgated by the State Council in April 2004 and latest amended on July 20, 2023, which became effective on May 1, 2022, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and latest amended on November 10, 2023, any entity engaging in the business of operating road transportation must obtain a Road Transportation Operation Permit. Our PRC subsidiaries engaging in the business of operating road transportation have obtained Road Transportation Operation Permits.

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

The Measures for Cyber Security Review was issued on December 28, 2021 and came into effect on February 15, 2022. According to the Measures for Cyber Security Review, a critical information infrastructure operator, before purchasing network products and services, shall prejudge the national security risks that may arise after the products and services are put into use. If such products and services will or may affect national security, the operator shall apply for cyber security review to the cyber security review office.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal data should have clear and reasonable purposes, be directly related to the purposes of processing, and be carried out in a way that has minimal impact on personal rights and interests; the collection of personal data should be limited to the smallest scope necessary for achieving the purpose of processing, and personal data should not be collected excessively; the processing of personal data should follow the principles of openness and transparency, make public the rules on personal data processing and publicly disclose the purpose, methods and scope of processing. The Personal Information Protection Law further provides that, personal data processors should be responsible for their personal data processing activities, and should take necessary measures to ensure the security of the personal data processed thereby. Anyone processing personal information in violation of or failing to perform any obligation of personal information protection specified in Personal Information Protection Law in the processing of personal information will be ordered to make a correction, given a warning, and confiscated of any illegal gain by the authorities performing personal information protection duties, and any application program that illegally processes personal information will be ordered to suspend or terminate its services; and if the required correction is not made, a fine of up to RMB1 million (US$140,847.1) will be imposed on the violator; and any person in charge or any other individual directly liable for the violation will be fined between RMB10,000 (US$1,408.5) and RMB100,000 (US$14,084.7).

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

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, adopted by the National People’s Congress Standing Committee on July 5, 1994 and latest amended on August 26, 2019, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

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

On March 30, 2015, SAFE released the Notice on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which came into force and superseded the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 142”) and the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas (“SAFE Circular 36”) from June 1, 2015. SAFE Circular 19 has made certain adjustments to some regulatory requirements on the settlement of foreign exchange capital of foreign-invested enterprises, and some foreign exchange restrictions under SAFE Circular 142 are lifted. Under SAFE Circular 19, the settlement of foreign exchange by FIEs shall be governed by the policy of foreign exchange settlement at will. In June 2016, SAFE promulgated the Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or SAFE Circular 16, which removed certain restrictions previously provided under several SAFE circulars in respect of conversion by an FIE of foreign currency registered capital into RMB and use of such RMB capital. However, SAFE Circular 19 and SAFE Circular 16 also reiterate that the settlement of foreign exchange shall only be used for purposes within the business scope of the FIEs. In October 2019, SAFE issued the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, pursuant to which foreign- invested enterprises whose approved business scope does not include equity investments are allowed to use their capital funds obtained from foreign exchange settlement to make domestic equity investments in China, provided that such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws.

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

On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among others, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million (US$140,847.1) to RMB10 million (US$1.4 million) on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 (US$70,423.5) to RMB5 million (US$704,235.3 million). The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB1 million (US$140,847.1) to RMB10 million (US$1.4 million).

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
63%
100%
100%
Baotong Inc.
(Cayman Islands)
Baozun Hong Kong
Holding Limited
(Hong Kong)
100%
Baozun HongKong
Investment Limited
(Hong Kong)
Baozun Brand
Management Limited
(Hong Kong)
100%
100%
Baotong Hong Kong
Holding Limited
(Hong Kong)
White Horse Hongkong
Holding Limited
(Hong Kong)
100%
100%
100%
Baotong E-Logistics
Technology (Suzhou) Co., Ltd.
(PRC)
Shanghai Baozun
E-Commerce Limited
(PRC)
Individual
Shareholders
Gap (Shanghai)
Commercial Co., Ltd.
(PRC)
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

We have entered into contractual arrangements with Shanghai Zunyi and its shareholders, through which we exercise effective control over operations of Shanghai Zunyi and receive substantially all economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Zunyi and thus consolidate its results in our consolidated financial statements. However, these contractual arrangements may not be as effective in providing us with control over our VIE as direct ownership of its equity interests. In addition, our VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the interpretation and enforcement of PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

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

As a result of these contractual arrangements, we have the power to direct the activities of Shanghai Zunyi, and through the service fee paid to us under the exclusive technology service agreement, we can receive substantially all of the economic benefits of Shanghai Zunyi even though we do not receive all of the revenues generated by Shanghai Zunyi. We include the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries. Our VIE contributed an aggregate of 8.6%, 6.8% and 6.2% of our net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of Shanghai Baozun and Shanghai Zunyi do not violate any mandatory requirements of applicable PRC laws and regulations currently in effect; (ii) the contractual arrangements between Shanghai Baozun, Shanghai Zunyi and its shareholders governed by PRC law are valid, binding and enforceable, and do not result in any violation of mandatory requirements of applicable PRC laws or regulations currently in effect; and (iii) the contractual arrangements entered into by the variable interest entity, the corresponding subsidiaries and the respective VIE equity holders governed by PRC laws and regulations do not violate any provisions of the articles of association currently in effect of the variable interest entity or the corresponding subsidiaries.

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

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to Shanghai Zunyi do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — Any failure by our VIE or its respective or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

We have determined that the costs of insurance for the risks associated with our corporate structure and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Accordingly, as of the Latest Practicable Date, we did not purchase any insurance to cover the risks relating to the contractual arrangements.

D.           Property, Plants and Equipment

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately 91,000 square meters of offices and operation centers as of December 31, 2023. As of the same date, we leased properties with an aggregate gross floor area of over 63,200 square meters in 33 major cities of 22 provinces and municipalities as retail stores for our BBM business line. In addition, as of December 31, 2023, we leased 35 warehouses with an aggregate gross floor area of over 820,000 square meters in Shanghai, Suzhou, Shenzhen, Guangzhou, Langfang, Chengdu, Wuxi, Kunming, Hangzhou and Jiaxing. Our premises are leased under operating lease agreements from unrelated third parties.

In addition, as of December 31, 2023, we owned the land use right for an area of approximately 133,500 square meters, located in Suzhou, China, along with title to buildings with a gross floor area of approximately 118,000 square meters located on that land that we use as a warehouse.

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

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company specific factors, including the following major factors:

●	Our ability to retain and attract brand partners. The number of our brand partners directly affects our total revenues. We would need to continue to maintain and expand our brand partner base to maintain and grow our revenues.
●	Our ability to increase revenues and manage pricing. Increases in revenues depend on our ability to attract higher traffic to the online stores, convert more store visitors into consumers, increase consumers’ order values, grow repeat customer base, provide superior experience to consumers and expand product offerings. Increases in revenues also depend on our ability to manage product pricing and maintain the level of services fees charged to our brand partners and other customer.
●	Our ability to enhance cooperation with marketplaces and other channels. We generate a substantial portion of our revenues through product sales on official marketplace stores that we operate on Tmall. Our future growth depends on our ability to enhance cooperation with Tmall and expand working relationships with other major online marketplaces, such as JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou.
●	Our ability to innovate and effectively invest in our technology platform and fulfillment infrastructure. Our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies, especially data analytics and marketing know-how, is key to better serving our brand partners and helping them enhance their e-commerce success. This will in turn contribute to our ability to retain and attract brand partners, sell more solutions and generate more revenues. Our ability to invest in our technology platform and fulfillment infrastructure cost-effectively also affects our results of operations.

●	Our ability to manage our business model mix and product mix. We generally operate e-commerce businesses for our brand partners based on one of our three business models: distribution model, consignment model and service fee model, or, in some circumstances, a combination of these business models. We derive product sales revenues when we sell products to consumers under the distribution model. We derive services revenues primarily under the consignment model and the service fee model. For services provided under the consignment model and the service fee model, we charge fixed fees and/or variable fees primarily based on GMV or other variable factors such as number of orders fulfilled. In addition to serving our brand partners, we also provide digital marketing and other services to other customers under our service fee model. Our net revenues and our profitability could fluctuate depending on the mix of our product sales revenues and services revenues, and brand partners’ category mix during certain time period. In addition, depending on the product category, we may derive more revenues from product sales than services, or vice versa, which may further impact our profitability.
●	Our ability to manage and turnaround of Gap Greater China. In November 2022, our wholly-owned subsidiary, White Horse Hongkong Holding Limited, entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Ltd. for the acquisition of Gap Greater China, which we believe will serve as a key component of our business operations. The turnaround of Gap Greater China requires significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could adversely affect our growth and business operations. In addition, the business operations of any future newly acquired business, including Gap Greater China, could also materially deviate from our expectations, or may have a material adverse impact on their respective business, financial conditions and results of operations. Any such negative developments of Gap Greater China or any future newly acquired business could materially and adversely affect our business, financial condition, and results of operations.
●	Our ability to innovate and develop products. We believe that product lives at the center of our brand management business and we focus on designing innovative and high-quality products that tailer for Chinese consumers demand. Our Retail Operation System (ROP) allows us to leverage data-driven insights from consumers to improve product development and innovation. This process and feedback loop allows us to drive innovation across our brands’ existing product categories to deliver cutting-edge performance for consumers.
●	Our ability to manage localized supply chain. Since we acquired Gap Greater China business, one of our key focus is on diversifying our localized supplier network, maintaining multiple manufacturing sources and expanding our distribution footprint. We may be impacted by increased costs relating to our expansion efforts, including with respect to raw materials, labor, transportation and sustainability initiatives in an evolving regulatory and public opinion environment. Disruptions in our supply chain operations due to these or other factors could result in product shortages, declining sales, reputational damage or significant costs.
●	Our ability to manage growth, control costs and manage working capital. Our expansion will result in substantial demands on our management, operational, technological, financial and other resources. Our ability to control cost and manage working capital is key to our success. Our continued success depends on our ability to leverage our scale to obtain more favorable terms, including better credit terms and larger credit lines, from our brand partners, marketplaces, advertising partners, lessors of warehouses and logistics service providers. Our ability to gain better insight into inventory turnover and sales patterns, which allows us to better optimize our working capital, may also affect our operations.

Operational highlights

Operational Highlights of E-Commerce

In 2023, for E-Commerce segment, we achieved total net revenues of RMB7,621 million and adjusted operating profit of RMB164.0 million.

We put our brand partners’ needs at the center of everything we do. We are glad with our business development progress in 2023. As of December 31, 2023, we served more than 450 brand partners. During the year, in collaboration with Nielsen, we further upgraded our Net Promoter Score (NPS). We continue to identify opportunities to enhance services to brand partners. For the third consecutive year, we have achieved an excellent NPS rating with 86% of our brand partners give us a positive rating.

As content-based platforms are generating a growing proportion of e-commerce, we established Creative Content to Commerce (CCC) business unit during the year to better capture the emerging needs of content creation and livestreaming. As of December 31, 2023, we have launched five livestreaming studios located in Shanghai, Hangzhou, Wuhan, Hefei and Nantong, all of which equipped with state-of-art technology and experience team.

Furthermore, we also announced a contemplated 51% equity acquisition of Hangzhou Location Information Technology Co., Ltd. (“Location”), a top-tier Douyin partner specializing in apparel and accessories categories. We’re thrilled about the synergistic blend of our market leadership in creative content, compelling portfolio of brand partners and profound e-commerce operating experiences with Location’s exceptional skills and insights in daily livestreaming.

Omni-channel expansion remains a key theme for our brand partners. By the end of the year, approximately 44.7% of our brand partners engaged with us for store operations of at least two channels, compared with 41.8% a year ago. During the year, we started to pilot operations on Tencent’s Video Account platform with brands in FMCG and cosmetics sectors. In the latest Tencent Smart Retail Qianyu Program in October 2023, we won three major awards: Global Operation Excellent Partner, Pioneer Award for Private Domain Training, and Pioneer Award for Video Account Operation.

Cost optimization wise, our regional service centers continued to scale up during the year and helped the Group to reduce costs. Meanwhile, we have proactively utilized artificial intelligence generated content (AIGC) tools in multiple areas such as content creation and art design to enhance efficiency.

As of December 31, 2023, we have set up operation offices in 6 regions out of mainland China, including Hong Kong, Taiwan, Singapore, Malaysia, the Philippines, and France. At the same time, we recruited top and experienced talents locally during the Year. As of December 31, 2023, we have over 100 employees in overseas outside mainland China. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical specific solutions, and localized services to better serve the digitalization needs overseas.

Operational Highlights of Brand Management

In 2023, for Brand Management segment, we achieved total net revenues of RMB1,271 million and adjusted operating loss of RMB187.7 million.

In 2023, we prioritized the smooth post-acquisition transition of Gap Shanghai, and focused on refining product and merchandising strategies, building supply chain infrastructures, enhancing back-end systems and developing talent pool.

During the Year, we introduced new locally-designed China-for-China products for Gap Shanghai, aiming to deliver the right product to the right people at the right time. Our new product lines featured three new segments – “Modern Preppy, Urban Workwear and Premium Blue”. These new products were very well welcomed by Chinese consumers and we have seen positive shift of our consumer demographics. In addition, we also optimized our store structure during the Year. We ended fiscal year of 2023 with a total number of 126 stores.

Back-end wise, we made rapid improvements to local supply chain with localized capacity accounting for almost 100% of local sourcing. This agile supply chain enabled us to reduce our design-to-shelf lead time from previous 3 to 6 months to a few weeks, and thus reduced our inventory by 70 days. We also upgraded the back-end IT system for Gap Shanghai and introduced a new omni-channel operating platform, namely Retail Operating Platform (ROP). The ROP’s new architecture, featuring a centralized hub instead of a traditional ERP, achieves more real-time management and utilizes one pool of inventory to increase sales efficiency and inventory turnover across channels.

In addition to Gap Shanghai, we had our second brand under BBM portfolio. In 2023, Baozun Brand Management Limited and ABG Hunter LLC, a subsidiary of Authentic Brands Group (“Authentic”), entered into a share purchase agreement (“JV SPA”), for BBM’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). In the meantime, affiliates of Baozun entered into two license agreements with this JV through which this JV granted Baozun’s affiliates the right to manufacture, market, distribute and sell Hunter brand products in Greater China and Singapore and Malaysia respectively on an exclusive basis.

Financial Operations Overview

In 2021, 2022 and 2023, our total net revenues were RMB9,396.3 million, RMB8,400.6 million and RMB8,812.0 million (US$1,214.1 million), respectively. For the same periods, net revenues from product sales accounted for 41.2%, 31.5% and 38.1%, respectively, of our total net revenues. We recorded net loss of RMB206.0 million, RMB610.4 and RMB222.8 million (US$31.4 million) in 2021, 2022 and 2023, respectively. We had non-GAAP net income of RMB217.4 million and RMB182.6 million in 2021 and 2022, respectively, and non-GAAP net loss of RMB3.3 million (US$0.5 million) in 2023. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Non-GAAP Financial Measures.”

The following describes key components of our statements of operations:

Net Revenues

We generate revenue from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses based on one of our three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues primarily through selling products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and generally sell branded goods directly to consumers through our online stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data. The amount of goods returned was RMB330.7 million, RMB188.9 million and RMB328.8 million (US$46.3 million) for the years ended December 31, 2021, 2022, and 2023, respectively, accounting for 7.4%,7.1% and 9.8% of the product sales revenue in the respective periods.

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

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	3,873,589	41.2	2,644,214	31.5	3,357,202	472,852	38.1
Services	5,522,667	58.8	5,756,417	68.5	5,454,811	768,294	61.9
Total net revenues	9,396,256	100.0	8,400,631	100.0	8,812,013	1,241,146	100.0

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%
Net revenues	9,396,256	100.0	8,400,631	100.0	8,812,013	100%
Operating expenses
Cost of products	(3,276,571)	(34.9)	(2,255,950)	(26.9)	(2,409,110)	(27.3)
Fulfillment	(2,661,126)	(28.3)	(2,719,749)	(32.4)	(2,507,306)	(28.5)
Sales and marketing	(2,549,842)	(27.1)	(2,674,358)	(31.8)	(2,829,016)	(32.1)
Technology and content	(448,410)	(4.8)	(427,954)	(5.1)	(505,203)	(5.7)
General and administrative	(525,802)	(5.6)	(371,470)	(4.4)	(855,914)	(9.7)
Other operating income, net	72,516	0.8	95,292	1.1	123,368	1.4
Impairment of goodwill	—	—	(13,155)	(0.2)	(35,212)	(0.4)
Total operating expenses	(9,389,235)	(99.9)	(8,367,344)	(99.6)	(9,018,393)	(102.3)

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

Our fulfillment expenses primarily consist of (i) expenses charged by third-party couriers for dispatching and delivering products to consumers, (ii) expenses incurred in operating our fulfillment and customer service center, including personnel cost and expenses attributable to buying, receiving, inspecting and warehousing inventories, retrieval, packaging and preparing customer orders for shipment, and store operations, (iii) rental expenses of leased warehouses, and (iv) packaging material costs. We expect our fulfillment expenses to increase as we will lease more warehouses or cooperate with more warehouse operators to meet the demand driven by the expansion of our fulfillment services. We plan to make our fulfillment operations more efficient by enhancing the utilization rate of available spaces, deploying automated warehouse facilities, optimizing our third-party couriers network, and improving workflow efficiency.

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

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	3,873,589	41.2	2,644,214	31.5	3,357,202	472,852	38.1
Services	5,522,667	58.8	5,756,417	68.5	5,454,811	768,294	61.9
Total net revenues	9,396,256	100.0	8,400,631	100.0	8,812,013	1,241,146	100.0
Operating expenses(1)
Cost of products	(3,276,571)	(34.9)	(2,255,950)	(26.9)	(2,409,110)	(339,316)	(27.3)
Fulfillment	(2,661,126)	(28.3)	(2,719,749)	(32.4)	(2,507,306)	(353,147)	(28.5)
Sales and marketing	(2,549,842)	(27.1)	(2,674,358)	(31.8)	(2,829,016)	(398,459)	(32.1)
Technology and content	(448,410)	(4.8)	(427,954)	(5.1)	(505,203)	(71,156)	(5.7)
General and administrative	(525,802)	(5.6)	(371,470)	(4.4)	(855,914)	(120,553)	(9.7)
Other operating income, net	72,516	0.8	95,292	1.1	123,368	17,377	1.4
Impairment of goodwill	—	—	(13,155)	(0.2)	(35,212)	(4,960)	(0.4)
Total operating expenses	(9,389,235)	(99.9)	(8,367,344)	99.6	(9,018,393)	(1,270,214)	(102.3)
Income (loss) from operations	7,021	0.1	33,287	0.4	(206,380)	(29,068)	(2.3)
Other income (expenses)
Interest income	62,943	0.7	45,816	0.5	82,113	11,565	0.9
Interest expense	(56,847)	(0.6)	(56,917)	(0.7)	(41,344)	(5,823)	(0.5)
Unrealized investment loss	(209,956)	(2.2)	(97,827)	(1.2)	(68,031)	(9,582)	(0.8)
Gain (loss) on disposal of investment	150	0.0	(16,967)	(0.2)	—	—	—
(Loss) gain on disposal/acquisition of subsidiaries	—	—	(90,065)	(1.1)	631	89	0.0
Gain on repurchase of 1.625% convertible senior notes due 2024	—	—	7,907	0.1	—	—	—
Impairment loss of investments	(3,541)	(0.1)	(8,400)	(0.1)	—	—	—
Exchange gain (loss)	46,226	0.5	(32,384)	(0.4)	(8,530)	(1,201)	(0.1)
Fair value loss (gain) on derivative liabilities	—	—	(364,758)	(4.3)	24,515	3,453	0.3
Loss before income tax and share of income in equity method investment	(154,004)	(1.6)	(580,308)	(6.9)	(217,026)	(30,567)	(2.5)
Income tax expense	(55,259)	(0.6)	(26,480)	(0.3)	(12,003)	(1,691)	(0.1)
Share of income (loss) in equity method investment	3,300	0.0	(3,586)	0.0	6,253	881	0.1
Net loss	(205,963)	(2.2)	(610,374)	(7.3)	(222,776)	(31,377)	(2.5)
Net (income) loss attributable to noncontrolling interests	(1,505)	0.0	843	0.0	(9,677)	(1,363)	(0.1)
Net income attributable to redeemable noncontrolling interests	(12,362)	(0.1)	(43,759)	(0.5)	(45,969)	(6,475)	(0.5)
Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(2.3)	(653,290)	(7.8)	(278,422)	(39,215)	(3.2)
Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(1.02)	0.0	(3.56)	0.0	(1.56)	(0.22)	0.0
Diluted	(1.02)	0.0	(3.56)	0.0	(1.56)	(0.22)	0.0
Net loss per ADS attributable to ordinary shareholders of Baozun Inc. (2)
Basic	(3.05)	0.0	(10.69)	0.0	(4.68)	(0.66)	0.0
Diluted	(3.05)	0.0	(10.69)	0.0	(4.68)	(0.66)	0.0
Weighted average shares used in calculating net income per ordinary share
Basic	216,370,290	—	183,274,855	—	178,549,849	178,549,849	—
Diluted	216,370,290	—	183,274,855	—	178,549,849	178,549,849	—
(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Fulfillment	(16,845)	(13,730)	(6,443)	(907)
Sales and marketing	(89,275)	(57,548)	(33,955)	(4,782)
Technology and content	(38,001)	(22,512)	(12,184)	(1,716)
General and administrative	(52,426)	(48,591)	(50,867)	(7,165)
	(196,547)	(142,381)	(103,449)	(14,570)
(2)	Each ADS represents three Class A ordinary shares.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2023.

Net Revenues

Our total net revenues increased by 4.9% from RMB8,400.6 million in 2022 to RMB8,812.0 million (US$1,241.1 million) in 2023. The increase in total net revenues was mainly due to the incremental revenue contribution from BBM, a new line of business we launched in the first quarter of 2023.

Operating Expenses

Our operating expenses increased by 7.8% from RMB8,367.3 million in 2022 to RMB9,018.4 million (US$1,270.2 million) in 2023, which primarily resulted from the acquisition of Gap Shanghai in February 2023.

Cost of Products. Our cost of products increased by 6.8% from RMB2,256.0 million in 2022 to RMB2,409.1 million (US$339.3 million) in 2023. Cost of products as a percentage of net revenues from product sales decreased from 85.3% in 2022 to 71.8% in 2023 primarily due to the incremental cost of product of RMB581.4 million related to Gap Shanghai, a subsidiary we acquired in the first quarter of 2023.

Fulfillment Expenses. Our fulfillment expenses decreased by 7.8% from RMB2,719.7 million in 2022 to RMB2,507.3 million (US$353.1 million) in 2023. The decrease was primarily due to the additional savings in customer services expenses resulting from our expanding use of regional service centers.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 5.8% from RMB2,674.4 million in 2022 to RMB2,829.0 million (US$398.5 million) in 2023. The increase was primarily due to the incremental sales and marketing expenses related to Gap Shanghai, a subsidiary we acquired in the first quarter of 2023.

Technology and Content Expenses. Our technology and content expenses increased by 18.1% from RMB428.0 million in 2022 to RMB505.2 million (US$71.2 million) in 2023. The increase was mainly due to our ongoing investment in technological innovation and productization, partially offset by our cost control initiatives and efficiency improvements.

General and Administrative Expenses. Our general and administrative expenses increased by 130.4% from RMB371.5 million in 2022 to RMB855.9 million (US$120.6 million) in 2023. The increase was primarily due to an incremental expense of RMB405.8 million related to BBM business line, including the expenses related to Gap Shanghai, a subsidiary we acquired in the first quarter of 2023, as well as strategic investments expenses in creative content to commerce business unit and brand management.

Other Operating Income, Net. Other operating income was RMB123.4 million (US$17.4 million) in 2023, compared with RMB95.3 million in 2022, primarily due to the incremental other operating income of RMB16.7 million related to Gap Shanghai, a subsidiary we acquired in the first quarter of 2023.

Impairment of Goodwill. We incurred impairment of goodwill of RMB35.2 million (US$5.0 million) in 2023, compared to RMB13.2 million in 2022, because the fair value of our reporting unit based on the quantitative impairment test was less than its carrying amount.

Loss from Operations

As a result of the foregoing, our loss from operations was RMB206.4 million (US$29.1 million) in 2023, compared with income from operations of RMB33.3 million in 2022.

Other Income (Expenses)

We incurred total other expenses for both 2022 and 2023. Our other expenses decreased by 98.3% from RMB613.6 million in 2022 to RMB10.6 million (US$1.5 million) in 2023. This decrease was mainly due to the fair value loss on derivative liabilities of RMB364.8 million recorded in connection with the 30% equity interest of our subsidiary, Baotong Inc., that we issued to Cainiao Smart Logistics Investment Limited and the disposal of a loss-making subsidiary of its warehouse and supply chain businesses in the year 2022.

Interest Income. Our interest income increased from RMB45.8 million in 2022 to RMB82.1 million (US$11.6 million) in 2023. The increase was primarily due to an increase in proceeds from short term investments.

Interest Expense. Our interest expense was RMB56.9 million in 2022 and RMB41.3 million (US$5.8 million) in 2023, which was primarily due to our strengthened comprehensive maintenance and management of funds.

Unrealized Investment Loss. Our unrealized investment loss was RMB68.0 million (US$9.6 million) in 2023, compared with RMB97.8 million in 2022. The unrealized investment loss in both periods was related to the decrease in the trading price of iClick Interactive, a public company listed on the Nasdaq Global Market that we invested in January 2021. The unrealized investment loss in the fiscal year 2023 was partially offset by the unrealized investment gain of RMB4.2 million, which was related to the increase in the trading price of Lanvin Group, a company listed on the New York Stock Exchange in December 2022 that we invested in June 2021.

Gain (Loss) on Disposal of Investments. We recorded a loss on disposal of investment of RMB17.0 million in 2022.

(Loss) gain on disposal/acquisition of subsidiaries. We recorded a loss on disposal/acquisition of subsidiaries of RMB90.1 million in 2022 and a gain on disposal/acquisition of subsidiaries of RMB0.6 million (US$0.1 million) in 2023. We incurred a loss on disposal/acquisition of subsidiaries in 2022 primarily because we disposed a loss-making subsidiary of our warehouse and supply chain businesses.

Gain on Repurchase of 1.625% Convertible Senior Notes Due 2024. We incurred gain on repurchase of 1.625% convertible senior notes due 2024 of RMB7.9 million in 2022. We did not record such gain in 2023.

Impairment Loss of Investments. Our impairment loss of investments was RMB8.4 million in 2022. We did not record such loss in 2023.

Exchange Loss. Our exchange loss was RMB8.5 million (US$1.2 million) in 2023, compared with RMB32.4 million in 2022, primarily due to exchange rate fluctuation between Renminbi and U.S. dollar.

Fair Value Loss (Gain) on Derivative Liabilities. We recorded fair value loss on derivative liabilities of RMB364.8 million in 2022 and fair value gain on derivative liabilities of RMB24.5 million (US$3.5 million) in 2023, which was primarily due to changes in fair value of the derivative liabilities in connection with the 30% equity interest of our subsidiary, Baotong Inc., that we issued to Cainiao Smart Logistics Investment Limited.

Income Tax Expense

Our income tax expense was RMB12.0 million (US$1.7 million) in 2023, compared with RMB26.5 million in 2022. Our income tax expense in 2023 was due to taxable profit generated in the same period.

Share of (Loss) Income in Equity Method Investment

Our share of income in equity method investment was RMB6.3 million (US$0.9 million) in 2023, compared with share of loss in equity method investment was RMB3.6 million in 2022. Our share of loss (income) in equity method investment over these periods resulted from our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees.

Net Loss

As a result of the foregoing, our net loss was RMB222.8 million (US$31.4 million) in 2023, compared with net loss of RMB610.4 million in 2022.

Net Loss Attributable to Ordinary Shareholders of Baozun Inc.

Our net loss attributable to ordinary shareholders of Baozun Inc. was RMB278.4 million (US$39.2 million) in 2023, compared with net loss attributable to ordinary shareholders of Baozun Inc. of RMB653.3 million in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2022.

Net Revenues

Our total net revenues decreased by 10.6% from RMB9,396.3 million in 2021 to RMB8,400.6 million in 2022. Net revenues generated from product sales decreased by 31.7% mainly due to deteriorated macro-economic environment and negative impact from the Better Cotton Initiatives while net revenues from services increased by 4.2%. The increase in our net revenues generated from services was primarily attributable to higher revenue contribution from value-added services, especially in digital marketing and IT solutions.

Operating Expenses

Our operating expenses decreased by 10.9% from RMB9,389.2 million in 2021 to RMB8,367.3 million in 2022, which primarily resulted from decreases in our cost of products, general and administrative expenses, and technology and content expenses, partially offset by increases in our fulfillment expenses and sales and marketing expenses.

Cost of Products. Our cost of products decreased by 31.1% from RMB3,276.6 million in 2021 to RMB2,256.0 million in 2022. Cost of products as a percentage of net revenues from product sales increased from 84.6% in 2021 to 85.3% in 2022 primarily due to the optimization of our product portfolio in distribution model.

Fulfillment Expenses. Our fulfillment expenses increased by 2.2% from RMB2,661.1 million in 2021 to RMB2,719.7 million in 2022. The increase was in line with the growth of our revenue generated from our warehousing and fulfillment and IT maintenance services.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 4.9% from RMB2,549.8 million in 2021 to RMB2,674.4 million in 2022. The increase was primarily due to higher cost for front-end staff, which was in line with our business growth in digital marketing services.

Technology and Content Expenses. Our technology and content expenses decreased by 4.6% from RMB448.4 million in 2021 to RMB428.0 million in 2022. The decrease was mainly due to the Company’s cost control initiatives and efficiency improvements, which was partially offset by the Company’s ongoing investment in technological innovation and productization.

General and Administrative Expenses. Our general and administrative expenses decreased by 29.4% from RMB525.8 million in 2021 to RMB371.5 million in 2022. The decrease was primarily due to higher cost occurred in the same period of last year, which was primarily due to higher rental and an accelerated amortization of leasehold as the Company moved to its new headquarters in 2021, less write-down of account receivable, and the Company’s effective cost control initiatives and efficiency improvements in 2022.

Other Operating Income, Net. Other operating income was RMB95.3 million in 2022, compared with RMB72.5 million in 2021. The other operation income in 2022 was mainly government subsidies.

Impairment of Goodwill. We incurred impairment of goodwill of RMB13.2 million in 2022 because the fair value of our reporting unit based on the quantitative impairment test was less than its carrying amount. We did not record impairment of goodwill in 2021.

Income from Operations

As a result of the foregoing, our income from operations was RMB33.3 million in 2022, compared with RMB7.0 million in 2021.

Other Income (Expenses)

We incurred total other expenses for both 2021 and 2022. Our other expenses increased by 281.1% from RMB161.0 million in 2021 to RMB613.6 million in 2022. This increase was mainly due to a fair value loss on derivative liabilities, an increase in loss on disposal of investment, and an increase in exchange loss, partially offset by a decrease in unrealized investment loss.

Interest Income. Our interest income decreased from RMB62.9 million in 2021 to RMB45.8 million in 2022. The decrease was primarily due to a decrease in proceeds from short term investments.

Interest Expense. Our interest expense was RMB56.8 million in 2021 and RMB56.9 million in 2022, which generally remained stable.

Unrealized Investment Loss. Our unrealized investment loss was RMB97.8 million in 2022, compared with RMB210.0 million in 2021. The unrealized investment loss in both periods was related to the decrease in the trading price of iClick Interactive, a public company listed on the Nasdaq Global Market that we invested in January 2021. The unrealized investment loss in the fiscal year 2022 was partially offset by the unrealized investment gain of RMB4.2 million, which was related to the increase in the trading price of Lanvin Group, a company listed on the New York Stock Exchange in December 2022 that we invested in June 2021.

Gain (loss) on disposal of investments. We recorded a gain on disposal of investments of RMB0.2 million in 2021 and a loss on disposal of investments of RMB17.0 million in 2022.

(Loss) gain on disposal/acquisition of subsidiaries. We recorded a loss on disposal/acquisition of subsidiaries of RMB90.1 million in 2022. We incurred a loss on disposal/acquisition of subsidiaries in 2022 primarily because we disposed a loss-making subsidiary of our warehouse and supply chain businesses, resulting in a loss of RMB90.1 million loss in the third quarter of 2022.

Gain on Repurchase of 1.625% Convertible Senior Notes Due 2024. We incurred gain on repurchase of 1.625% convertible senior notes due 2024 of RMB7.9 million in 2022. We did not record such gain in 2021.

Impairment Loss of Investments. Our impairment loss of investments was RMB8.4 million in 2022, compared with RMB3.5 million in 2021. Our impairment of investments in 2022 was due to the loss of investment in equity investees. We review the investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.

Exchange Gain (Loss). Our exchange loss was RMB32.4 million in 2022, compared with exchange gain of RMB46.2 million in 2021. Such change was primarily due to the appreciation of RMB against the U.S. dollar, as we had net assets in U.S. dollar during 2022.

Fair Value Loss on Derivative Liabilities. We recorded fair value loss on derivative liabilities of RMB364.8 million in 2022, which was primarily due to changes in fair value of the derivative liabilities in connection with the 30% equity interest of our subsidiary, Baotong Inc., that we issued to Cainiao Smart Logistics Investment Limited. We did not record any fair value loss on derivative liabilities in 2021.

Income Tax Expense

Our income tax expense was RMB26.5 million in 2022, compared with RMB55.3 million in 2021. Our income tax expense in 2022 was due to taxable profit generated in the same period.

Share of Income (Loss) in Equity Method Investment

Our share of loss in equity method investment was RMB3.6 million in 2022, compared with share of income in equity method investment was RMB3.3 million in 2021. Our share of loss (income) in equity method investment over these periods resulted from our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees.

Net Loss

As a result of the foregoing, our net loss was RMB610.4 million in 2022, compared with net loss of RMB206.0 million in 2021.

Net Loss (Income) Attributable to Ordinary Shareholders of Baozun Inc.

Our net loss attributable to ordinary shareholders of Baozun Inc. was RMB653.3 million in 2022, compared with net loss attributable to ordinary shareholders of Baozun Inc. of RMB219.8 million in 2021.

Segment Information

Beginning with the first quarter of 2023, we implemented certain segment reporting changes to better reflect our strategic transformation initiatives. As a result, we reported two operating segments, namely E-Commerce and Brand Management in 2023. Specifically, E-Commerce include BEC and BZI business lines and Brand Management include BBM business lines.

The table below provides a summary of our operating segment results.

	For the fiscal year ended December 31,
	2022	2023
	RMB	RMB
Net revenues:
E-Commerce	8,400,631	7,621,114
Brand Management	—	1,271,027
Inter-segment eliminations *	—	(80,128)
Total consolidated net revenues	8,400,631	8,812,013

Adjusted Operating Profits (Losses) **:
E-Commerce	256,093	163,990
Brand Management	—	(187,663)
Total Adjusted Operating Profits	256,093	(23,673)
Inter-segment eliminations *	—	—
Unallocated expenses:
Share-based compensation expenses	(142,381)	(103,449)
Amortization of intangible assets resulting from business acquisition	(39,431)	(31,875)
Acquisition-related expenses	(13,694)	(12,171)
Cancellation fees of repurchased shares	(4,650)	—
Loss on variance from expected contingent acquisition payment	(9,495)	—
Impairment of goodwill	(13,155)	(35,212)
Total other expenses	(613,595)	(10,646)
Loss before income tax	(580,308)	(217,026)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

For E-Commerce segment, we achieved total net revenues of RMB7,621 million and RMB8,401 million in the fiscal year of 2023 and 2022 respectively. The decline of E-Commerce segment revenue was mainly due to the weak macroeconomic conditions, decline in revenues in the appliance and electronics categories as the Company’s optimization initiatives under distribution model, and the disposal of a loss-making subsidiary in warehouse and fulfillment business during the fourth quarter of 2022. We achieved adjusted operating profit of RMB164 million and RMB256 million in the fiscal year of 2023 and 2022 respectively. The decline of E-Commerce segment adjusted operating profit was mainly due to the decline in total revenues, along with our strategic investment initiatives such as Creative Content to Commerce.

For Brand Management segment, we achieved total net revenues of RMB1,271 million and nil. in the fiscal year of 2023 and 2022 respectively. The increase of Brand Management segment revenue was mainly due to the incremental revenue contribution from Gap Greater China, our newly acquired business in 2023. We achieved adjusted operating loss of RMB188 million and nil. in the fiscal year of 2023 and 2022 respectively. The Brand Management segment adjusted operating loss was mainly due to Gap Greater China, which has shown decent momentum in reducing its operating loss on year-over-year comparable basis.

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

A reconciliation of these non-GAAP financial measures in 2021, 2022 and 2023 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Income (loss) from operations	7,021	33,287	(206,380)	(29,068)
Add: Share-based compensation expenses	196,547	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	20,536	39,431	31,875	4,489
Acquisition-related expenses	—	13,694	12,171	1,714
Impairment of goodwill	—	13,155	35,212	4,960
Loss on variance from expected contingent acquisition payment	—	9,495	—	—
Cancellation fees of repurchased ADSs and returned ADSs	—	4,650	—	—
Non-GAAP income (loss) from operations	224,104	256,093	(23,673)	(3,335)

Net loss	(205,963)	(610,374)	(222,776)	(31,377)
Add: Share-based compensation expenses	196,547	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	20,536	39,431	31,875	4,489
Acquisition-related expenses	—	13,694	12,171	1,714
Impairment of goodwill and investments	—	21,555	35,212	4,960
Loss on variance from expected contingent acquisition payment	—	9,495	—	—
Cancellation fees of repurchased ADSs and returned ADSs	—	4,650	—	—
Fair value loss on derivative liabilities	—	364,758	(24,515)	(3,453)
Loss on disposal of subsidiaries and investment in equity investee	—	107,032	(631)	(89)
Unrealized investment loss	209,956	97,827	68,031	9,582
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(3,686)	(7,880)	(6,086)	(857)
Non-GAAP net income (loss)	217,390	182,569	(3,270)	(461)

Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(653,290)	(278,422)	(39,215)
Add: Share-based compensation expenses	196,547	142,381	103,449	14,570
Amortization of intangible assets resulting from business acquisition	15,574	30,076	24,206	3,409
Acquisition-related expenses	—	13,694	12,171	1,714
Impairment of goodwill and investments	—	21,555	35,212	4,960
Loss on variance from expected contingent acquisition payment	—	9,495	—	—
Cancellation fees of repurchased ADSs and returned ADSs	—	4,650	—	—
Fair value loss (gain) on derivative liabilities	—	364,758	(24,515)	(3,453)
Loss (gain) on disposal of subsidiaries and investment in equity investee	—	107,032	(652)	(92)
Unrealized investment loss	209,956	97,827	68,031	9,582
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(2,645)	(5,972)	(4,569)	(644)
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	199,602	132,206	(65,089)	(9,169)

Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.77	2.16	(1.09)	(0.15)
Diluted	2.72	2.13	(1.09)	(0.15)

Weighted average shares used in calculating net income
Basic	216,370,290	183,274,855	178,549,849	178,549,849
Diluted	216,370,290	185,897,231	178,549,849	178,549,849

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities and short-term and long-term bank borrowings. As of December 31, 2023, we had RMB2,149.5 million (US$302.8 million) in cash and cash equivalents and RMB202.8 million (US$28.6 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2023, we had credit facilities with terms ranging from three months to one year for an aggregate amount RMB3,715.8 million (US$523.4 million) from 18 Chinese commercial banks. Under these credit facilities, we had RMB183.2 million (US$25.8 million) as guarantee for the issuance of notes payable, and RMB107.2 million (US$15.1 million) for the issuance of letters of guarantee to our suppliers, so as of December 31, 2023, we had RMB 2,309.7 million (US$325.3 million) available for future borrowing under these credit facilities.

We also pledged cash of RMB202.8 million (US$28.6 million) to banks in relation to bank guarantees issued on behalf of us, deposit required by our business partners or security for issuance of commercial acceptance notes that mainly relate to purchase of inventories as of December 31, 2023.

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

Our accounts receivable mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. As of December 31, 2021, 2022 and 2023, our accounts receivable amounted to RMB2,260.9 million and RMB2,292.7 million and RMB2,184.7 million (US$307.7 million), respectively. As of the date of this annual report, we have settled RMB1,814.3 million (US$255.5 million) of our accounts receivable as of December 31, 2023, constituting 83.0% of the accounts receivable then outstanding, net of allowance for doubtful accounts. The decrease in accounts receivable from 2022 to 2023 was due to our strengthened capital management of receivables. Our accounts receivable turnover days were 86 days in 2021, 99 days in 2022 and 93 days in 2023. The decrease in turnover days from 2022 to 2023 was due to our strengthened capital management of receivables, as well as the shortened payment cycles attributable to Gap Greater China, our newly acquired business in 2023 which primarily engages in retail businesses. Accounts receivable turnover days for a given period are equal to the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our inventories were RMB1,073.6 million, RMB943.0 million and RMB1,045.1 million (US$147.2 million) as of December 31, 2021, 2022 and 2023. Our inventory turnover days were 117 days in 2021, 163 days in 2022 and 151 days in 2023. The decrease in our inventories from December 31, 2021 to December 31, 2022 was primarily due to the optimization of our product portfolio, which resulted in contraction in distribution model and a lower inventory volume. The increase in our inventories from December 31, 2022 to December 31, 2023 was primarily due to the incremental inventories related to Gap Greater China, a business we acquired in the first quarter of 2023. The increase in our inventory turnover days from 2021 to 2022 was due to changes in our product mix with new brands acquired. The decrease in our inventory turnover days from 2022 to 2023 was due to our strategy for product sales and distribution model of pursuing high-quality growth with a clear focus on profitability and working capital efficiency, as well as our strengthening of inventory management. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2021, 2022 and 2023, our accounts payable amounted to RMB494.1 million, RMB474.7 million and RMB563.6 million (US$79.4 million), respectively. The decrease in accounts payable from December 31, 2021 to December 31, 2022 reflected contraction in our scale of distribution model due to the optimization of our product portfolio. The increase in our accounts payable from December 31, 2022 to December 31, 2023 was primarily due to Gap Shanghai, a subsidiary we acquired in the first quarter of 2023. Our accounts payable turnover days were 51 days in 2021, 78 days in 2022 and 79 days in 2023. The increase in accounts payable turnover days from 2021 to 2022 was primarily due to the fluctuations in our product mix. Our accounts payable turnover days remained relatively stable from 2022 to 2023. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in) provided by operating activities	(96,107)	382,605	448,255	63,135
Net cash provided by (used in) investing activities	375,820	(1,306,661)	(340,372)	(47,939)
Net cash provided by (used in) financing activities	749,953	(1,650,402)	(8,033)	(1,132)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,029,666	(2,574,458)	99,850	14,064
Cash, cash equivalents and restricted cash, beginning of year	3,731,019	4,699,764	2,245,724	316,304
Effect of exchange rate changes	(60,921)	120,418	6,721	946
Cash, cash equivalents and restricted cash, end of year	4,699,764	2,245,724	2,352,295	331,314

Operating Activities

Net cash provided by operating activities in 2023 was RMB448.3 million (US$63.1 million) and primarily consisted of net loss of RMB222.8 million (US$31.4 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB251.6 million (US$35.4 million) of depreciation and amortization, RMB152.9 million (US$21.5 million) of inventory write-down, RMB103.4 million (US$14.6 million) of share-based compensation, RMB19.8 million (US$2.8 million) of provision for allowance for credit losses, RMB7.4 million (US$1.0 million) of loss on disposal of property and equipment, RMB6.3 million (US$0.9 million) of share of income in equity method investment, RMB8.5 million (US$1.2 million) of exchange loss, RMB35.2 million (US$5.0 million) of impairment of goodwill, RMB24.5 million (US$3.5 million) of fair value gain on derivative liabilities, RMB0.6 million (US$0.1 million) of loss on disposal of subsidiaries and investment in equity investee, and RMB68.0 million(US$9.6 million) of realized and unrealized loss related to investment securities, partially offset by RMB45.6 million (US$6.4 million) of deferred income tax. In 2023, the principal items accounting for the changes in operating assets and liabilities were an increase in operating lease right-of-use assets of RMB143.8 million (US$20.3 million), an increase in other non-current assets of RMB21.7 million (US$3.1 million), an increase in advance to suppliers of RMB65.9 million (US$9.3 million), a decrease in accrued expenses and other current liabilities of RMB14.0 million (US$2.0 million), a decrease in accounts payables of RMB133.5 million (US$18.8 million), and an increase in amounts due from related parties of RMB4.7 million (US$0.7 million),partially offset by a decrease in operating lease liabilities of RMB144.2 million (US$20.3 million), an increase in prepayments and other non-current assets of RMB10.9 million (US$1.5 million), an increase in tax payables of RMB27.4 million (US$3.9 million), an increase in amounts due to related party of RMB2.4 million(US$0.3 million), an increase in accounts receivable of RMB226.9 million (US$32.0 million), an increase in notes payable of RMB18.8 million (US$2.6 million), and a decrease in inventories of RMB33.8 million(US$4.8 million). The increase in our accounts receivable, advances to suppliers, operating lease right-of-use assets was due to the growth of our business.

Net cash provided by operating activities in 2022 was RMB382.6 million and primarily consisted of net loss of RMB610.4 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB196.5 million of depreciation and amortization, RMB161.6 million of inventory write-down, RMB142.4 million of share-based compensation, RMB107.0 million of loss on disposal of subsidiaries and investment in equity investee, and RMB97.8 million of unrealized loss related to investment securities, partially offset by RMB56.1 million of deferred income tax. In 2022, the principal items accounting for the changes in operating assets and liabilities were a decrease in operating lease right-of-use assets of RMB248.5 million, a decrease in advance to suppliers of RMB158.3 million, an increase in accrued expenses and other current liabilities of RMB99.1 million, an increase in accounts payables of RMB57.4 million, partially offset by a decrease in operating lease liabilities of RMB252.3 million, an increase in prepayments and other current assets of RMB135.0 million, a decrease in tax payables of RMB81.2 million, a decrease in amounts due to related party of RMB43.4 million, an increase in accounts receivable of RMB42.4 million, a decrease in notes payable of RMB41.8 million, and an increase in inventories of RMB31.0 million. The increase in our inventories, accounts receivable, advances to suppliers, operating lease right-of-use assets and operating lease liabilities was due to the growth of our business.

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

Investing Activities

Net cash used in investing activities in 2023 was RMB340.4 million (US$47.9 million), and primarily consisted of (i) purchase of short term investment, (ii) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) acquisition of GAP, (iv) investment in equity investees, and (v) additions of intangible assets due to capitalization of internally developed software.

Net cash used in investing activities in 2022 was RMB1,306.7 million, and primarily consisted of (i) purchase of short term investment, (ii) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) net cash paid for business combination, (iv) investment in equity investees, and (v) additions of intangible assets due to capitalization of internally developed software.

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

Financing Activities

Net cash used in financing activities in 2023 was RMB8.0 million (US$1.1 million), primarily attributable to (i) repayment of short-term borrowings of RMB1,721.0 million and proceeds from short-term borrowings of RMB1,820.7 million, (ii) contingent payment for acquisition of RMB32.5 million, and (iii) settle derivative liabilities with Cainiao of RMB74.0 million.

Net cash used in financing activities in 2022 was RMB1,650.4 million, primarily attributable to (i) repayment of short-term borrowings of RMB1,375.8 million, and (ii) repurchase of convertible senior notes of RMB1,760.0 million, partially offset by proceeds of RMB1,843.5 million from short-term bank loans.

Net cash provided by financing activities was RMB750.0 million in 2021, primarily attributable to (i) proceeds of RMB1,290.8 million from non-controlling interest’s capital contribution, and (ii) proceeds of RMB548.5 million from short-term bank loans, partially offset by repurchase of ordinary shares and ADSs of RMB1,060.4 million.

Capital Expenditures

We had capital expenditures of RMB352.8 million, RMB259.2 million and RMB230.2 million (US$32.4 million) in 2021, 2022 and 2023, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use rights. Actual future capital expenditures may differ from the amounts indicated above. We had no capital commitment as of December 31, 2023.

Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2023:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
Operating lease obligations	1,309,799	184,481	390,362	54,982	498,103	70,156	229,202	32,282	192,133	27,061
Short-term loans	1,115,721	157,146	1,115,721	157,146	—	—	—	—	—	—
Total	2,425,520	341,627	1,506,083	212,128	498,103	70,156	229,202	32,282	192,133	27,061

As of December 31, 2023, we had operating lease liabilities amounting to RMB1,132.1 million (US$159.5 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2023, the amount restricted, including paid-in capital and statutory reserve funds, was RMB3,335.0 million (US$469.7 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 8.6%, 6.8% and 6.2% of our net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

C.           Research and Development

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. We have a Technology and Innovation Center with offices in Shanghai and Chengdu dedicated to innovating and upgrading our technologies to reinforce our market leadership in China’s brand e-commerce solutions market. The Technology and Innovation Center focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model- Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We have integrated and migrated our core e-commerce systems and applications to Baozun Hybrid Cloud, which helped us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 867 IT professionals to design, develop and operate our technology platform as of December 31, 2023.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Ms. Yang Liu has served as a member on our board since July 2021. Ms. Liu joined Alibaba Group in September 2014 and currently serves as the General Manager of Tmall-Business Growth center of Alibaba’s Taobao & Tmall Group. In this role, she leads the promotion of digital brand transformation across a variety of industry verticals by leveraging Alibaba’s advanced data technologies, and promotes comprehensive Tmall ecological partnership capabilities that bring technology into best practices. In addition, Ms. Liu created the framework of Tmall consumer strategy methodology and widely applied it to common strategy standards. Prior to Alibaba Group, Ms. Yang Liu worked at IBM from September 2008 to September 2014 and was responsible for implementing cross-industry CRM solutions for IBM’s global business consulting division, and she supported leading global brands in delivering customer-centric digital transformation projects. Ms. Liu received her bachelor’s degree and master’s degree from the Shanghai University of Finance and Economics in 2006 and 2008, respectively, and received an MBA degree from the University of Manchester in 2016.

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

Mr. Peter Tao Liang currently serves as our senior vice president, in charge of operation of logistics and supply chain group, operation management center and creative content to commerce business unit. Mr. Liang rejoined us in November 2019. Mr. Liang served as our vice president, primarily supervising our logistic and administrative departments, from January 2017 to August 2019. Prior to that, Mr. Liang held a number of positions with us, including our logistics director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

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

B.           Compensation

In 2023, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB18.1 million (US$2.6 million) to our directors and executive officers as a group and granted an aggregate of 2,116,200 restricted share units to our directors and executive officers.

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

The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors, being our directors other than our executive directors, namely Mr. Satoshi Okada, Ms. Yang Liu, Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment.

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

The following summarizes, as of December 31, 2023, the options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our Share Incentive Plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Plan and 2015 Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan. On May 30, 2014, we adopted our 2014 Plan to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. As of December 31, 2023, the maximum number of shares which may be issued pursuant to all outstanding awards under the 2014 Plan was 1,887,470.

On May 5, 2015, we adopted our 2015 Plan, which was further amended in July 2016. As of December 31, 2023, the maximum number of shares which may be issued pursuant to all outstanding awards under the 2015 Plan was 2,687,777.

On November 1, 2022, the 2014 Plan and the 2015 Plan were terminated and replaced by the 2022 Plan. The 2014 Plan and the 2015 Plan continue to govern all awards granted prior to November 1, 2022 but no new awards shall be granted under the 2014 Plan and the 2015 Plan following November 1, 2022.

2022 Plan

On November 1, 2022, we adopted our 2022 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2022 Plan initially as of November 1, 2022 is 17,488,424 Class A ordinary shares; provided, however, that the maximum number of shares in respect of all awards which may be granted under the 2022 Plan shall not exceed 10% of the total number of shares outstanding as of the date of approval of the 2022 Plan by the Shareholders. The shares which may be issued pursuant to the awards under the 2022 Plan shall be Class A ordinary shares. As of December 31, 2023, the number of shares which may be issued pursuant to all outstanding awards under the 2022 Plan was 6,595,577.

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

The following table summarizes, as of December 31, 2023, the outstanding options that we granted to our directors, executive officers, and other individuals as a group under our Share Incentive Plans.

	Ordinary shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Date of Grant	Date of Expiration
Junhua Wu	1,732,674	0.0136; 0.0001	Various dates from August 29,2014 to February 6, 2015	Various dates from August 28, 2024 to February 5, 2025
Bin Yu	*	0.0001	May 20, 2015	May 19, 2025
Other individuals as a group	119,796	0.0136; 1.5	various dates from January 30, 2010 to February 6, 2015	various dates from January 29, 2020 to February 5, 2025

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes, as of the date of December 31, 2023, the outstanding restricted share units that we granted to our directors, executive officers, and other individuals as a group under our Share Incentive Plans.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Arthur Yu	1,527,480	Various dates from September 23, 2020 to April 1, 2023	Various dates from September 22, 2020 to March31, 2033
Vincent Wenbin Qiu	1,348,992	April 1, 2023	March 31, 2033
Junhua Wu	297,000	Various dates from March 13, 2020 to August 20, 2021	Various dates from March 12, 2030 to August 19, 2031
Peter Tao Liang	*	Various dates from February 17, 2020 to April 1, 2023	Various dates from February 16, 2030 to March 31, 2033
Jason Nan Xie	*	Various dates from February 17, 2020 to April 1, 2023	Various dates from February 16, 2030 to March 31, 2033
Bin Yu	*	August 20, 2021	August 19, 2031
Steve Hsien-Chieng Hsia	*	August 20, 2021	August 19, 2031
Yiu Pong Chan	*	August 20, 2021	August 19, 2031
Benjamin Changqing Ye	*	August 20, 2021	August 19, 2031
Other individuals as a group	2,720,400	Various dates from March 13, 2020 to October 10, 2023	Various dates from March 12, 2030 to October 9, 2033

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

Committees of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees.

Audit Committee. Our audit committee consists of Mr. Benjamin Changqing Ye, Mr. Yiu Pong Chan and Mr. Steve Hsien-Chieng Hsia. Mr. Benjamin Changqing Ye is the chairman of our audit committee and the audit committee financial expert under the applicable rules of the SEC. We have determined that Mr. Benjamin Changqing Ye, Mr. Yiu Pong Chan and Mr. Steve Hsien-Chieng Hsia satisfy the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

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

Compensation Committee. Our compensation committee consists of Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye. Mr. Yiu Pong Chan is the chairman of our compensation committee. We have determined that Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye. Mr. Steve Hsien-Chieng Hsia is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board Diversity

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Our sixth amended and restated memorandum and articles of association provides for the indemnification of officers and directors for against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about their conduct of our business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our sixth amended and restated memorandum and articles of association. Pursuant to the indemnification agreements, we agree to hold harmless and indemnify our directors and officers against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf, in connection with any proceedings which the indemnitee was, is or will be involved as a party, including, without limitation, all liability arising out of the negligence or passive wrongdoing of the indemnitee, except that we shall not be obligated to make any payment to the indemnitee that is finally determined to be unlawful or as specified in the indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.           Employees

As of December 31, 2023, we had 7,827 full-time employees. We had a total of 8,821 and 7,588 full-time employees as of December 31, 2021 and 2022, respectively. We had a total of 794, 691 and 867 information technology staff as of December 31, 2021, 2022 and 2023, respectively. The decrease in our employees from 2021 to 2022 was primarily due to our disposal of a loss-making subsidiary of our warehouse and supply chain businesses in the third quarter of 2022. The increase in our employees from 2022 to 2023 was primarily due to related to Gap Shanghai, a subsidiary the Company acquired in the first quarter of 2023. As of December 31, 2023, approximately 76.0% of our information technology staff had bachelor’s or higher degrees. We have streamlined our R&D team to improve efficiency. The following table provides a breakdown of our employees as of December 31, 2023 by function:

Function	Number
Front-end(1)	5,395
Warehouse and Logistics	1,011
Information technology	867
Back-end(2)	554
Total	7,827
(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.

(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2024, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 183,229,592 ordinary shares (including 169,928,854 Class A ordinary shares, excluding 3,239,277 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2024.

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

	Ordinary Shares Beneficially
	Owned as of March 31, 2024
			Percentage	Percentage
	Class A	Class B	of total	of aggregate
	ordinary	ordinary	ordinary	voting
Name	shares	shares	shares (%)	power (%)**
Directors and Executive Officers:
Vincent Wenbin Qiu (1)	3,281,876	9,410,369	6.8	31.9
Junhua Wu (2)	2,550,459	3,890,369	3.5	13.6
Yang Liu (3)	26,469,422	—	14.4	8.7
Satoshi Okada (4)	*	—	*	*
Yiu Pong Chan(5)	*	—	*	*
Steve Hsien-Chieng Hsia (6)	*	—	*	*
Benjamin Changqing Ye (7)	*	—	*	*
Arthur Yu (8)	*	—	*	*
Peter Tao Liang (9)	*	—	*	*
Jason Nan Xie (10)	*	—	*	*
All our Directors and Executive Officers as a group (11)	33,452,676	13,300,738	24.9	54.2

Principal Shareholders:
Alibaba Investment Limited (12)	26,469,422	—	14.4	8.7
Jesvinco Holdings Limited (13)	10	9,410,369	5.1	31.1
Casvendino Holdings Limited (14)	771,033	3,890,369	2.5	13.1

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

(1)

Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 850,807 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu, and 2,431,059 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024 held by Mr. Qiu.

(2)

Represents 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, 1,733,079 Class A ordinary shares beneficially owned by Mr. Wu, and 46,437 and 771,033 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024 held by Mr. Wu and Casvendino Holdings Limited, respectively.

(3)

Represents 26,469,422 Class A ordinary shares held by Alibaba Investment Limited, a company wholly owned by Alibaba Group Holding Limited. The business address for Ms. Liu is No. 969 West Wenyi Road, Hangzhou, Zhejiang Province, China. Ms. Liu disclaims beneficial ownership of our ordinary shares held by Alibaba Investment Limited.

(4)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024 held by Mr. Okada.
(5)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024 held by Mr. Chan.
(6)	Represents Class A ordinary shares issuable upon vesting of restricted share units and in the form of ADS held by Mr. Hsia.
(7)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024 held by Mr. Ye.

(8)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024 held by Mr. Yu.
(9)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024 held by Mr. Liang.
(10)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024 held by Mr. Xie.
(11)

Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2024 held by all of our directors and executive officers as a group.

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

(14)

Represents 3,890,369 Class B ordinary shares and 771,033 Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2024 held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2024, a total of 132,766,266 (including 3,239,277 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans and the shares repurchased by us from the open market under our share repurchase program) Class A ordinary shares are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For options and restricted share units granted to our officers, directors and employees, see “ — B. Compensation — Share Incentive Plans.”

F.           Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Transactions and Agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2021, 2022 and 2023, we incurred service fees of RMB752.8 million, RMB746.9 million and RMB278.9 million (US$39.3 million), respectively. We incurred commission fees of RMB282.9 thousand, nil, and nil to, and generated services revenue of RMB12.3 million, RMB7.5 million and RMB5.7 million (US$0.8 million) from, AJ (Hangzhou) Network Technology Company Limited, or AJ, a subsidiary of Alibaba Group, in 2021,2022 and 2023, respectively. Alibaba Group is one of our major shareholders. See “ — Major Shareholders.” For the nature of the services rendered by AJ to us, see “ — Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited” below.

On September 30, 2021, Baozun and Baotong entered into a share purchase and subscription agreement with Cainiao, a consolidated subsidiary of Alibaba Group, pursuant to which Cainiao made 30% equity investment in Baotong at a consideration of US$217.9 million. On the same day, Baozun, Baotong and Cainiao entered into a business cooperation agreement aiming to further explore and develop fulfillment and e-commerce opportunities. Baozun, Baotong and Cainiao entered into a shareholders agreement on October 29, 2021 and an amendment to the shareholders agreement on August 18, 2023 (collectively, the “Shareholders Agreements”), which provide for certain special rights for the shareholders of Baotong. In addition, pursuant to the Shareholders Agreements, for a period of 12 months (or such longer period as Baozun and Cainiao may agree) starting from July 29, 2024, Cainiao has a call option, subject to further negotiation, to acquire additional shares so that it will own in an aggregate of 60% equity interest of Baotong, according to the terms and conditions set forth under the shareholders agreement. In addition, if certain triggering events occur, Cainiao has the right to require Baozun to redeem its shares at a price equal to the actual investment plus an internal rate of return of 6% per annum. As of the date of this annual report, Cainiao’s shareholding in Baotong was increased to 37% due to the pre-money valuation adjustment as specified in the Shareholders Agreements.

In 2021, we received logistic services from Cainiao and provide warehousing service to Cainiao and AJ. Cainiao and AJ have been consolidated within the Alibaba Group since October 2017 and August 2019, respectively, and therefore have become our related parties. We incurred logistic service fee of RMB72.5 million, RMB47.6 million and RMB38.4 million (US$5.4 million) to Alibaba Group and generated warehousing services revenue of RMB32.8 thousand, RMB34.6 million and RMB70.6 million (US$9.9 million) in 2021, 2022 and 2023, respectively, after Cainiao and AJ became our related parties.

As of December 31, 2023, amounts due from Alibaba Group were RMB48.1 million (US$6.8 million), representing receivables to be collected from Alibaba Group for store operation services and warehousing services provided by us and deposits paid.

As of December 31, 2023, amounts due to Alibaba Group were RMB30.5 million (US$4.3 million), mainly representing payable for the commission services provided by AJ, a subsidiary of Alibaba Group and logistics, marketing and platform services fees to be paid to Alibaba Group by us.

Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited

In October 2014, Ahead (Shanghai) Trade Co., Ltd., or Ahead, a subsidiary of Softbank Corp, became our related party when we issued Series D Shares to Tsubasa Corporation, a subsidiary of Softbank. Tsubasa Corporation is one of our major shareholders. See “ — Major Shareholders.” Ahead helps us develop our brand e-commerce solutions business in Japan by referring potential Japanese brand partners to us. In return, we pay Ahead, as a commission fee, a portion of revenues we derive from brand partners introduced to us by Ahead. In addition, Ahead has engaged us to provide brand e-commerce solutions and services to their own brand clients. We did not incur any related party transaction with Ahead in 2021, 2022 or 2023.

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

Transactions with Beijing Pengtai Baozun E-commerce Co., Ltd.

In January 2018, Pengtai Baozun, became our related party as an e-commerce joint venture. We have provided IT services to Pengtai Baozun since 2019. In 2021,2022 and 2023, we generated services revenue of RMB2.1 million, nil and nil from Pengtai Baozun. We have provided store operation service to Pengtai Baozun since 2022 and generated services revenue of RMB5.0 million and RMB5.2 million (US$0.7 million) in 2022 and 2023, respectively.

As of December 31, 2023, amounts due from Pengtai Baozun were RMB2.0 million (US$0.3 million).

Transactions with Shanghai Misako E-commerce Limited

In October 2018, Shanghai Misako E-commerce Limited, or Misako, became our related party as an e-commerce joint venture. We provide store operation services to Misako. We did not incur any related party transaction with Misako in 2021, 2022 or 2023.

Transactions with Hangzhou Juxi Technology Co., Ltd.

In June 2019, Hangzhou Juxi Technology Co., Ltd., or Juxi, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Juxi. In 2021, 2022 and 2023, we incurred outsourcing labor cost of RMB15.2 million, RMB6.4 million and RMB6.5 million (US$0.9 million) to Juxi, respectively.

As of December 31, 2023, amounts due to Juxi were RMB0.5 million (US$0.1 million), representing outsourcing labor cost to be paid to Juxi by us.

Transactions with Jiangsu Shanggao Supply Chain Co., Ltd.

In December 2019, Jiangsu Shanggao Supply Chain Co., Ltd., or Shanggao, became our related party as an e-commerce joint venture. We receive logistics services from Shanggao. In 2021, 2022 and 2023, we incurred logistics service fees of RMB0.3 million, nil and nil, respectively, to Shanggao.

As of December 31, 2023, amounts due to Shanggao were nil.

Transactions with Signify (China) Investment Co., Ltd.

In January 2020, Signify (China) Investment Co., Ltd., or Signify Investment, became our related party as an e-commerce joint venture. We provide store operation services, warehousing services and IT services to Signify Investment, and generated service revenue of RMB9.0 million, RMB6.7 million and RMB6.5 million (US$0.9 million) from Signify Investment in 2021, 2022 and 2023, respectively.

As of December 31, 2023, the amounts due from Signify Investment were RMB1.7 million (US$0.2 million), representing store operation services fees to be paid by Signify Investment to us.

Transactions with Shanghai Kewei E-Commerce Co., Ltd.

In June 2020, Shanghai Kewei E-commerce Co., Ltd., or Kewei, became our related party as an e-commerce joint venture. We provide store operation services to Kewei, and generated service revenue of RMB1.6 million, RMB0.9 million and RMB3.0 million (US$0.4 million) from Kewei in 2021, 2022 and 2023, respectively.

Kewei also provides marketing and platform services to us. In 2021, 2022 and 2023, we incurred marketing and platform service fees in an amount of RMB27.0 million, RMB52.8 million and RMB16.3 million (US$2.3 million) to Kewei, respectively.

As of December 31, 2023, the amounts due from Kewei were 0.9 million (US$0.1 million).

Transactions with Zunrui (Nantong) E-commerce Co., Ltd.

In August 2020, Zunrui (Nantong) E-commerce Co., Ltd., or Zunrui, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Zunrui. In 2021, we incurred outsourcing labor cost of RMB10.3 million (US$1.6 million), respectively.

Zunrui was acquired by us in June 2021.

Transactions with Hangzhou Baichen Technology Co., Ltd.

In September 2020, Hangzhou Baichen Technology Co., Ltd., or Baichen, became our related party as an associate. Baichen provides marketing and platform services to us. In 2021, 2022 and 2023, we incurred marketing and platform service fees in an amount of RMB6.2 million, RMB0.7 million and RMB0.7 million (US$0.1 million) to Baichen, respectively. We provide store operation services to Baichen, and generated service revenue of nil, RMB20 thousand and RMB235 thousand (US$33 thousand) from Baichen in 2021, 2022 and 2023, respectively.

Transactions with Hunan Leier Media Co., Ltd.

In March 2021, Hunan Leier Media Co., Ltd., or Leier, became our related party as an associate. Leier provides marketing and platform services to us. In 2021, 2022 and 2023, we incurred marketing and platform service fees in an amount of RMB466 thousand, RMB271 thousand and nil to Leier, respectively.

As of December 31, 2023, amounts due to Leier were nil. The amounts due from Leier were nil.

Transactions with Hangzhou Dajing Guangtong Network Technology Co., Ltd.

In May 2021, Hangzhou Dajing Guangtong Network Technology Co., Ltd., or Dajing, became our related party as an associate. Dajing provides marketing and platform services to us. In 2021, 2022 and 2023, we incurred marketing and platform service fees in an amount of RMB665 thousand, RMB250 thousand and nil to Dajing.

Transactions with Jiangsu Creaway Supply Chain Management Co., Ltd.

In June 2021, Jiangsu Creaway Supply Chain Management Co., Ltd., or Creaway Group, became our related party as it is the non-controlling shareholder of Baoleantone. Creaway Group collected logistics service revenues and advanced logistics service fees for Baoleantone of RMB68.6 million (US$10.8 million) and RMB57.9 million (US$9.1 million) in 2021, RMB64.6 million (US$9.4 million) and RMB13.4 million (US$1.9 million) in 2022, and RMB12.8million (US$1.8 million) and RMB1.3 million (US$0.2 million) in 2023. Creaway Group provided logistics services and received logistics services to and from Baoleantone of RMB2.3 million (US$0.4 million) and RMB2.2 million (US$0.4 million) in 2021, respectively, RMB2.2 million (US$0.3 million) and RMB4.3 million (US$0.6 million) in 2022, respectively, and RMB1.4 million (US$0.2 million) and RMB2.9 million (US$0.4 million) in 2023, respectively.

As of December 31, 2023, amounts due to Creaway Group were RMB1.0 million (US$0.1million), mainly representing logistic service expenses advanced by Creaway Group, and amounts due from Creaway Group were RMB6.6 million (US$0.9 million), mainly representing logistic service fees collected by Creaway Group.

Transactions with Baobida IOT Technology (Suzhou) Co., Ltd

In July 2022, Baobida IOT Technology (Suzhou) Co., Ltd , or “Baobida,” became our related party as an associate. We provided warehousing service to Baobida and generated service revenue of nil RMB461.4 thousand and nil in 2021, 2022, 2023, respectively. Baobida provided logistic service to us. In 2021, 2022 and 2023, we incurred logistic service fees in an amount of nil, RMB8.2 million and RMB0.7 million (US$0.1 million) to Baobida, respectively.

As of December 31, 2023, amounts due to Baobida werenil, and amounts due from Baobida were nil.

Transactions with Shanghai Mansen Brand Management Co., Ltd

In January 2022, Shanghai Mansen Brand Management Co., Ltd, became our related party as an associate. We provided store operation service and warehousing service to Mansen and generated service revenue of RMB1.4 million and RMB5 thousand in 2022, respectively, and RMB195 thousand (US$28 thousand) and nil in 2023, respectively.

As of December 31, 2023, amounts due from Mansen were nil.

Transactions with Changsha Benwei Fresh Food Brand Management Co., Ltd

In December 2021, Changsha Benwei Fresh Food Brand Management Co., Ltd, became our related party as an associate. We provided store operation service to Benwei and generated service revenue of RMB 6.3 million and RMB5.4 million (US$0.8 million) in 2022 and 2023. Benwei provided marketing and platform service to us. In 2022 and 2023, we incurred marketing and platform service fees in an amount of RMB0.7 million and RMB3.4 million (US$0.5 million) to Benwei.

As of December 31, 2023, amounts due to Benwei were RMB4 thousand (US$1 thousand), mainly representing marketing and platform service expenses to be paid to Benwei, and amounts due from Benwei were RMB3.8 million (US$0.5 million), mainly representing store operation service fees collected by Benwei.

Transactions with Aoxue Culture Communication (Beijing) Co., Ltd

In September 2021, Aoxue Culture Communication (Beijing) Co., Ltd, became our related party as an associate. We provided store operation service to Aoxue and generated service revenue of RMB3.2 million and RMB1.5 million (US$0.2 million) in 2022 and 2023.

As of December 31, 2023, amounts due from Aoxue were RMB0.5 million (US$0.1 million), mainly representing store operation service fees collected by Aoxue.

Transactions with Laifeng Brand Management (Shanghai) Co., Ltd.

In September 2021, Laifeng Brand Management (Shanghai) Co., Ltd., became our related party as an associate. We provided store operation service to Laifeng and generated service revenue of RMB 0.8 million and RMB0.8 million (US$0.1 million) in 2022 and 2023.

As of December 31, 2023, amounts due from Laifeng were RMB204 thousand (US$29 thousand), mainly representing store operation service fees collected by Laifeng.

The balances with the related parties as of December 31, 2023 as disclosed above are all trade in nature.

Transactions with Tsubasa Corporation

In 2021, we repurchased 19,042,105 Class A ordinary shares from Tsubasa Corporation, one of our shareholders and a company wholly owned by Softbank Corp, at an aggregate purchase price of approximately US$105.0 million in privately negotiated transactions.

We did not incur any related party transaction with Tsubasa Corporation in 2022 or 2023.

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

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$13.1 million) of accounts receivable in connection with the default of this distributor, and did not make additional allowance in 2022.

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

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code “9991” as a secondary listed issuer. The gross proceeds to us from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$424.5 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. We received total net proceeds of approximately HK$3,511.4 million (US$449.6 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option. On November 1, 2022, we voluntarily converted our secondary listing status to primary listing status.

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

Any dividends we pay with respect to the ADSs or ordinary shares will constitute non-U.S. source income for foreign tax credit purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “ — PRC Tax”), the amount of the dividend would include the withheld PRC taxes and, subject to certain general conditions and limitations, such PRC withholding taxes generally may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. These generally applicable conditions and limitations include new requirements adopted in certain Treasury Regulations promulgated in December 2021, and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. There can be no assurance that any PRC tax will satisfy these requirements. A recent notice from the IRS provides temporary relief from such Treasury Regulations by allowing U.S. Holders to apply a modified version of the Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that U.S. Holders consistently applies such modified version of the Treasury Regulations and complies with specific requirements set forth in a previous notice. In the case of all other U.S. holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the PRC tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. The rules relating to the determination of the foreign tax credit are very complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties and any Treasury Regulations or IRS guidance.

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “ — Passive Foreign Investment Company” below, the gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes, provided that the U.S. holder consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued IRS notice and complies with the specific requirements set forth in such notice. If a U.S. Holder is not eligible for the benefits of such treaty, fails to make the election to treat any gain as PRC-source gain or otherwise fails to comply with the IRS notice, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the sale or other taxable disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties and rules and availability of foreign tax credit which are very complex.

Passive Foreign Investment Company

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and we do not expect to become a PFIC in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects. Additionally, PFIC status requires an intensive factual determination for each taxable year that cannot be made until after the close of each such year and will depend to a large degree on the market price of our ADSs, which could fluctuate significantly. In particular, any recent significant decline in the market price of our ADSs increases the risk of us becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where the market price of our ADSs declines and/or we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, the risk of us becoming classified as a PFIC may substantially increase.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,295.0 million and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$95.5 million. Assuming we had converted RMB2,295.0 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00, as of December 31, 2023, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$323.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$389.4 million instead. Assuming we had converted US$95.5 million into RMB at the exchange rate of RMB7.0999 for US$1.00, as of December 31, 2023, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB678.0 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB3,040.8 million.

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

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2021,2022 and 2023 was 0.9%, 1.8% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2021, 2022 and 2023, all of our cash and cash equivalents, restricted cash, short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which we believe are of high credit quality. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers are generally reputable medium to large brands with proven track records, and our customers pay for our product sales through a network of third-party payment service providers. We have not experienced significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB118.7 million, RMB120.5 million and RMB124.7 million (US$17.6 million) as of December 31, 2021, 2022 and 2023, respectively.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2023, the amount of reimbursements we received relating to the ADS facility from the depositary was US$412,023.

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

In September 2020, we completed a global offering of 40,000,000 Class A ordinary shares, which began trading on the Main Board of the Hong Kong Stock Exchange on September 29, 2020 under the stock code “9991.” The gross proceeds to us from the global offering, before deducting underwriting fees and the offering expenses, was approximately HK$3,316.0 million (US$424.5 million). On October 23, 2020, the underwriters partially exercised the over-allotment option in respect of an aggregate of 3,833,700 Class A ordinary shares. We received total net proceeds of approximately HK$3,511.4 million (US$449.6 million) after deducting offering expenses payable by us in relation to the global offering and the exercise of the over-allotment option.

For the period from September 29, 2020, the date of the Hong Kong IPO, to the date of this annual report, we have used US$329.5 million net proceeds from the global offering and the Hong Kong public offering for expansion of our brand partner network, enhancing our digital marketing and fulfillment capabilities, investment in technology and innovation, strategic alliances, and merger and acquisitions.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Baozun Inc. and its subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated April 19, 2024 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

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

April 19, 2024

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Benjamin Changqing Ye, the chairman of our audit committee and an independent director, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by our principal external auditors(1) for the years ended December 31, 2022 and 2023.

	For the Year Ended December 31,
	2022		%	2023	%
	(in thousands)			(in thousands)
Audit Fees	US$	1,040.3	67.8	1,147.9	59.2
Audit-Related Fees		—	—
Tax Fees		—	—
All Other Fees		493.0	32.2	790.2	40.8
Total	US$	1,533.3	100.0	1,938.1	100.0

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

All Other Fees. Other fees billed for the fiscal years ended December 31, 2023 includes fees billed by our principal external auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

Under both the May 2021 program, the November 2021 program and the March 2022 program, the repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. We did not make any repurchase of our ADSs in 2023.

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

The Nasdaq Stock Market Rules require that a majority of a Nasdaq-listed company’s board of directors be independent directors. Our Cayman Islands counsel has provided a letter to The Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to follow or comply with the requirement that a majority of our board members be independent directors. As of the date of this annual report, our board of directors consists of seven directors, three of which meet the “independence” requirements of the Nasdaq Stock Market Rules.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale and other disposition of our securities by directors, senior management and employees, among others. A copy of the policy is filed as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed strong cybersecurity technology and practices that safeguard our systems and data throughout all platforms, and have established a dedicated team to supervise our data protection and cybersecurity, ensure compliance with applicable laws and regulations and ensure that we are meeting the expectations of consumers and our brand partners. Our Information Security department regularly monitors the performance of our platforms, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

We strive to manage cybersecurity risks through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, frequent testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. In response to the enactment of the Personal Information Protection Law in 2021, we completed a system transformation in 2021, including core system data desensitization, data encryption, batch export control, and implement personal information protection, data security protection, and key infrastructure protection from the management and technology aspect. In addition, we regularly review our information security work in accordance with advanced domestic and international standards and complete the construction of information and data security from four dimensions: information security management structure and system, taking key safeguard measures and actions, building an emergency mechanism, and strengthening employee’s awareness.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

We have established our information security management committee as the highest decision-making body for cybersecurity-related matters, with overall responsibility for our cybersecurity and privacy protection strategies and practices, and reporting directly to our Board of Directors. Our information security management committee is composed of senior management, including our chief security officer and all relevant department heads, who have years of experience and extensive knowledge and skills in security risk identification, security risk management and security compliance. The committee is responsible for the following matters:

●	Assessing, identifying and managing material risks from cybersecurity threats to our Company;
●	Monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident;
●	Maintaining oversight of the disclosure in Form 6-K for material cybersecurity incidents (if any);
●	Meeting with our Board of Directors (i) updating the status of any material cybersecurity incidents or material risks from cybersecurity threats to the company, if any, and the relevant disclosure issues, and (ii) in connection with each annual report, presenting the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session, if needed; and
●	Discussing material cybersecurity incidents or threats with specific constituencies, reviewing related information and disclosures.

Our Board of Directors supervises our company’s overall risk management, including cybersecurity risks, and receives and reviews, on an as-needed basis, presentations and reports on material cybersecurity issues from our information security management committee, who is designated as the primary responsible body for overseeing the day-to-day cybersecurity risk management. Our Board of Directors is also responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our Company.

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

2.7*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

4.2	2015 Share Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of Form F-3 (File No. 333-214801) filed with the Securities and Exchange Commission on November 25, 2016)

4.3	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form S-8 (File No. 333-268083) filed with the Securities and Exchange Commission on November 1, 2022)

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

Exhibit Number	Description of Documents

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

11.2*	Insider Trading Policy

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Documents

15.1*	Consent of Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	Compensation Clawback Policy

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Filed herewith

**    Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baozun Inc.

	By:	/s/ Arthur Yu
	Name:	Arthur Yu
	Title	Chief Financial Officer

Date: April 19, 2024

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 19, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

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

Goodwill - Baozun and BolTone Reporting Units — Refer to Notes 2(p) and 11 to the financial statements

Critical Audit Matter Description

As of December 31, 2023, the Company had goodwill of RMB312 million, and concluded through its impairment analyses that RMB35 million of impairment loss on goodwill should be recognized for the year ended December 31, 2023.

We identified impairment assessments of goodwill assigned to Baozun (“BZ”) and BolTone (“BLT”) reporting units as a critical audit matter because of the significant judgments made by management relating the determination of the estimated fair value of BZ and BLT reporting units as part of the impairment assessments. The Company determined the estimated fair value of BZ and BLT reporting units using the discounted cash flow methodology under income approach. The determination of the fair value using the discounted cash flow model requires management to make significant estimates and assumptions related to revenues, growth rates, projected operating profits and discount rates (collectively referred to as “significant assumptions”), specifically due to the sensitivity of BZ and BLT’s operations to changes in the economy. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s significant judgments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluation of the goodwill impairment of BZ and BLT included the following, among others:

●	We tested the effectiveness of internal controls which address risks of material misstatements with respect to management’s impairment assessment of Group’s goodwill including internal controls related to management’s determination of significant assumption used in the discounted cash flow model.
●	We assessed the competency and qualifications of the external valuation specialists engaged by management to assist them with the determination of fair value.
●	We evaluated the reasonableness of judgments made and significant assumptions used by management in the cash flow projections for the determination of fair value of BZ and BLT reporting units.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate.
●	We tested the accuracy and completeness of the key data used in developing estimates.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, China
April 19, 2024

We have served as the Company’s auditor since 2014.

BAOZUN INC.

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(g)
ASSETS
Current assets:
Cash and cash equivalents	2,144,020	2,149,531	302,755
Restricted cash	101,704	202,764	28,559
Short-term investments	895,425	720,522	101,483
Accounts receivable, net of allowance for credit losses of RMB120,495 and RMB124,737 as of December 31, 2022 and 2023, respectively	2,292,678	2,184,729	307,712
Inventories	942,997	1,045,116	147,202
Advances to suppliers	372,612	311,111	43,819
Prepayments and other current assets	554,415	590,350	83,149
Amounts due from related parties	93,270	86,661	12,206
Total current assets	7,397,121	7,290,784	1,026,885

Non-current assets:
Long term investments	269,693	359,129	50,582
Property and equipment, net	694,446	851,151	119,882
Intangible assets, net	310,724	306,420	43,158
Land use right, net	39,490	38,464	5,418
Operating lease right-of-use assets	847,047	1,070,120	150,723
Goodwill	336,326	312,464	44,010
Other non-current assets	65,114	45,316	6,383
Deferred tax assets	162,509	200,628	28,258
Total non-current assets	2,725,349	3,183,692	448,414

TOTAL ASSETS	10,122,470	10,474,476	1,475,299

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term loans	1,016,071	1,115,721	157,146
Accounts payable	474,732	563,562	79,376
Notes payable	487,837	506,629	71,357
Income tax payables	46,828	18,768	2,643
Accrued expenses and other current liabilities	1,025,540	1,188,179	167,350
Derivative liabilities	364,758	—	—
Amounts due to related parties	30,434	32,118	4,524
Current operating lease liabilities	235,445	332,983	46,900
Total current liabilities	3,681,645	3,757,960	529,296
Non-current liabilities:
Deferred tax liability	28,082	24,966	3,516
Long-term operating lease liabilities	673,955	799,096	112,550
Other non-current liabilities	62,450	40,718	5,735
Total non-current liabilities	764,487	864,780	121,801

TOTAL LIABILITIES	4,446,132	4,622,740	651,097

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(g)
Redeemable non-controlling interests	1,438,082	1,584,858	223,223

Baozun Inc. shareholders' equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 167,901,880 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	116	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	8	8	1
Additional paid-in capital	5,129,103	4,571,439	643,874
Treasury shares (32,353,269 and nil shares as of December 31, 2022 and 2023, respectively)	(832,578)	—	—
Accumulated deficit	(228,165)	(506,587)	(71,349)
Accumulated other comprehensive income	15,678	32,251	4,542

Total Baozun Inc. shareholders' equity	4,084,162	4,097,204	577,081

Non-controlling interests	154,094	169,674	23,898

Total equity	4,238,256	4,266,878	600,979

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	10,122,470	10,474,476	1,475,299

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
Net revenues
Product sales	3,873,589	2,644,214	3,357,202	472,852
Services (including related party revenues of RMB95,821, RMB133,758 and RMB113,288 for the years ended December 31, 2021, 2022 and 2023, respectively)	5,522,667	5,756,417	5,454,811	768,294
Total net revenues	9,396,256	8,400,631	8,812,013	1,241,146

Operating expenses:
Cost of products	(3,276,571)	(2,255,950)	(2,409,110)	(339,316)
Fulfillment	(2,661,126)	(2,719,749)	(2,507,306)	(353,147)
Sales and marketing	(2,549,842)	(2,674,358)	(2,829,016)	(398,459)
Technology and content	(448,410)	(427,954)	(505,203)	(71,156)
General and administrative	(525,802)	(371,470)	(855,914)	(120,553)
Other operating income, net	72,516	95,292	123,368	17,377
Impairment of goodwill	—	(13,155)	(35,212)	(4,960)
Total operating expenses	(9,389,235)	(8,367,344)	(9,018,393)	(1,270,214)

Income /(loss) from operations	7,021	33,287	(206,380)	(29,068)
Other income (expenses):
Interest income	62,943	45,816	82,113	11,565
Interest expense	(56,847)	(56,917)	(41,344)	(5,823)
Unrealized investment loss	(209,956)	(97,827)	(68,031)	(9,582)
Gain (loss) on disposal of investments	150	(16,967)	—	—
(Loss) gain on disposal/acquisition of subsidiaries	—	(90,065)	631	89
Gain on repurchase of 1.625% convertible senior notes due 2024	—	7,907	—	—
Impairment loss of investments	(3,541)	(8,400)	—	—
Exchange gain (loss)	46,226	(32,384)	(8,530)	(1,201)
Fair value (loss) gain on derivative liabilities	—	(364,758)	24,515	3,453

Loss before income tax and share of income in equity method investment	(154,004)	(580,308)	(217,026)	(30,567)
Income tax expense	(55,259)	(26,480)	(12,003)	(1,691)
Share of income (loss) in equity method investment	3,300	(3,586)	6,253	881

Net loss	(205,963)	(610,374)	(222,776)	(31,377)

Net (income) loss attributable to non-controlling interests	(1,505)	843	(9,677)	(1,363)
Net income attributable to redeemable non-controlling interests	(12,362)	(43,759)	(45,969)	(6,475)
Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(653,290)	(278,422)	(39,215)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.02)	(3.56)	(1.56)	(0.22)
Diluted	(1.02)	(3.56)	(1.56)	(0.22)

Net loss per American depositary shares ("ADS") attributable to ordinary shareholders of Baozun Inc.:
Basic	(3.05)	(10.69)	(4.68)	(0.66)
Diluted	(3.05)	(10.69)	(4.68)	(0.66)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
Net loss	(205,963)	(610,374)	(222,776)	(31,377)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustment	(53,847)	118,281	16,573	2,334

Comprehensive loss	(259,810)	(492,093)	(206,203)	(29,043)

Total comprehensive (income) loss attributable to non-controlling interests	(1,505)	843	(9,677)	(1,363)
Total comprehensive income attributable to redeemable non-controlling interests	(12,362)	(43,759)	(45,969)	(6,475)

Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(273,677)	(535,009)	(261,849)	(36,881)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated	Total
					Additional		other	Baozun
			Treasury		paid-in	Retained	comprehensive	shareholders’	Non-controlling
	Ordinary shares		shares		capital	Earnings	income	equity	interests	Total equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	233,805,853	145	—	—	5,207,631	952,001	(48,756)	6,111,021	22,582	6,133,603

Net loss	—	—	—	—	—	(219,830)	—	(219,830)	13,867	(205,963)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(12,362)	(12,362)
Share repurchases	—	—	27,191,731	(1,060,353)	—	—	—	(1,060,353)	—	(1,060,353)
Cancellation of shares repurchased	(19,042,105)	(12)	(19,042,105)	674,411	(367,353)	(307,046)	—	—	—	—
Share-based compensation	—	—	—	—	196,547	—	—	196,547	—	196,547
Exercise of share options and vesting of RSUs	2,180,370	—	—	—	52	—	—	52	—	52
Foreign currency translation adjustment	—	—	—	—	—	—	(53,847)	(53,847)	—	(53,847)
Tax effect relating to the investment from Cainiao	—	—	—	—	(82,094)	—	—	(82,094)	—	(82,094)
Acquisition of non-controlling interest	—	—	—	—	4,863	—	—	4,863	(16,361)	(11,498)
Non-controlling interest acquired from business combinations	—	—	—	—	—	—	—	—	155,584	155,584
Balance as of December 31, 2021	216,944,118	133	8,149,626	(385,942)	4,959,646	425,125	(102,603)	4,896,359	163,310	5,059,669

Net loss	—	—	—	—	—	(653,290)	—	(653,290)	42,916	(610,374)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(43,759)	(43,759)
Share repurchases	—	—	24,203,643	(446,636)	—	—	—	(446,636)	—	(446,636)
Cancellation and return of loaned ADS	(12,692,328)	(9)	—	—	9	—	—	—	—	—
Share-based compensation	—	—	—	—	142,381	—	—	142,381	—	142,381
Exercise of share options and vesting of RSUs	4,503,090	—	—	—	3	—	—	3	—	3
Foreign currency translation adjustment	—	—	—	—	—	—	118,281	118,281	—	118,281
Acquisition of non-controlling interest	—	—	—	—	1,095	—	—	1,095	(6,465)	(5,370)
Consolidation of subsidiaries with noncontrolling interests	—	—	—	—	—	—	—	—	9,830	9,830
Deconsolidation of a subsidiary due to loss of control	—	—	—	—	26,029	—	—	26,029	(12,098)	13,931
Capital contribution from noncontrolling interests	—	—	—	—	(60)	—	—	(60)	360	300
Balance as of December 31, 2022	208,754,880	124	32,353,269	(832,578)	5,129,103	(228,165)	15,678	4,084,162	154,094	4,238,256

Net loss	—		—	—	—	(278,422)	—	(278,422)	55,646	(222,776)
Net income attributable to redeemable non-controlling interests	—		—	—	—	—	—	—	(45,969)	(45,969)
Cancellation of treasury shares (Note 17)	(32,353,269)	(23)	(32,353,269)	832,578	(832,555)	—	—	—	—	—
Share-based compensation	—		—	—	94,971	—	—	94,971	—	94,971
Exercise of share options and vesting of RSUs	4,801,007		—	—	1	—	—	1	—	1
Foreign currency translation adjustment	—		—	—	—	—	16,573	16,573	—	16,573
Acquisition of non-controlling interest	—		—	—	(2,263)	—	—	(2,263)	(558)	(2,821)
Capital contribution from noncontrolling interests	—		—	—	—	—	—	—	2,736	2,736
Settlement of derivative liabilities with Cainiao with shares of a subsidiary (Note 16)	—		—	—	182,182	—	—	182,182		182,182
Acquisition of subsidiary									5,325	5,325
Dividend to non-controlling interest shareholders	—		—	—	—	—	—	—	(1,600)	(1,600)
Balance as of December 31, 2023	181,202,618	101	—	—	4,571,439	(506,587)	32,251	4,097,204	169,674	4,266,878

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
Cash flows from operating activities:
Net loss	(205,963)	(610,374)	(222,776)	(31,377)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for allowance for credit losses	105,825	1,494	19,750	2,782
Inventory write-down	89,516	161,596	152,904	21,536
Share-based compensation	196,547	142,381	103,449	14,570
Depreciation and amortization	206,936	196,543	251,628	35,441
Amortization of issuance cost of convertible senior notes	23,673	7,861	—	—
Deferred income tax	(63,655)	(56,115)	(45,591)	(6,421)
Loss on disposal of property and equipment	8,314	1,229	7,410	1,044
Gain (loss) on disposal of investments	(150)	16,967	—	—
(Loss) gain on disposal/acquisition of subsidiaries	—	90,065	(631)	(89)
Share of income (loss) in equity method investment	(3,300)	3,586	(6,253)	(881)
Impairment loss of investments	3,541	8,400	—	—
Unrealized loss related to investment securities	209,956	97,827	68,031	9,582
Exchange loss (gain)	(14,015)	804	8,530	1,201
Impairment of goodwill	—	13,155	35,212	4,960
Fair value loss on contingent consideration payable	—	9,495	—	—
Fair value loss/(gain) on derivative liabilities	—	364,758	(24,515)	(3,453)
Gain on repurchase of 1.625% convertible senior notes due 2024	—	(7,907)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(98,601)	(42,366)	226,889	31,957
Inventories	(137,044)	(31,026)	(33,808)	(4,762)
Advances to suppliers	(243,776)	158,312	65,942	9,288
Prepayments and other current assets	3,120	(134,949)	(10,890)	(1,532)
Amounts due from related parties	(19,249)	(8,921)	4,702	662
Operating lease right-of-use assets	(570,777)	248,523	143,840	20,259
Other non-current assets	(28,742)	22,812	21,693	3,055
Accounts payable	39,311	57,448	(133,511)	(18,805)
Notes payable	28,783	(41,766)	18,792	2,647
Income tax payables	(26,693)	(81,162)	(27,375)	(3,856)
Amounts due to related parties	28,796	(43,360)	2,403	338
Accrued expenses and other current liabilities	(254,576)	89,566	13,967	1,967
Other non-current liabilities	—	—	(47,313)	(6,664)
Operating lease liabilities	626,116	(252,271)	(144,224)	(20,314)
Net cash (used in) provided by operating activities	(96,107)	382,605	448,255	63,135

Cash flows from investing activities:
Purchases of property and equipment	(285,586)	(206,956)	(165,007)	(23,241)
Purchases of investment securities	(324,464)	—	—	—
Purchases of short-term investments	(954,905)	(907,790)	(820,633)	(115,583)
Cash outflow upon disposal of equity interest in subsidiaries	—	(1,902)	—	—
Maturity of short-term investments	2,388,364	10,000	1,010,477	142,325
Additions of intangible assets	(67,194)	(52,286)	(65,195)	(9,183)
Investment in equity investees	(163,166)	(63,225)	(172,313)	(24,270)
Net cash paid for business combination	(208,429)	(77,738)	(104,623)	(14,736)
Disposal of equity investments	—	8,600	6,300	887
Loan to a related party	(8,800)	(15,364)	(29,378)	(4,138)
Net cash provided by (used in) investing activities	375,820	(1,306,661)	(340,372)	(47,939)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(g)
Cash flows from financing activities:
Payment for public offering costs	(11,075)	—	—	—
Proceeds from short-term borrowings	548,462	1,843,457	1,820,689	256,438
Repayment of short-term borrowings	—	(1,375,847)	(1,721,039)	(242,403)
Repurchase of ordinary shares	(1,060,353)	(446,636)	—	—
Proceeds from sale of a subsidiary’s equity interest to Cainiao	1,290,847	101,189	—	—
Cash settlement of derivative liabilities with Cainiao	—	—	(73,988)	(10,421)
Proceeds from exercises of stock options	52	3	1	—
Acquisition of non-controlling interests of subsidiaries	(17,980)	(5,371)	(2,821)	(397)
Dividend Payment	—	—	(1,120)	(158)
Capital contribution from NCI	—	—	2,736	385
Repurchase and redemption of convertible senior notes	—	(1,759,973)	—	—
Payment of contingent consideration for acquisition of Full Jet (Note 9(a))	—	(7,224)	(32,491)	(4,576)
Net cash provided/(used in) by financing activities	749,953	(1,650,402)	(8,033)	(1,132)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,029,666	(2,574,458)	99,850	14,064

Cash, cash equivalents and restricted cash, beginning of year	3,731,019	4,699,764	2,245,724	316,304

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(60,921)	120,418	6,721	946

Cash, cash equivalents and restricted cash, end of year	4,699,764	2,245,724	2,352,295	331,314

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash and cash equivalents	4,606,545	2,144,020	2,149,531	302,755
Restricted cash	93,219	101,704	202,764	28,559
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	4,699,764	2,245,724	2,352,295	331,314

	For the Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Supplemental disclosure of cash flow information:
Cash paid for interest	29,819	47,141	38,186	5,378
Cash paid for income tax	145,606	163,525	84,770	11,940
Supplemental disclosures of non-cash investing and financing activities:
Purchases of property and equipment included in payables	40,591	23,182	21,654	3,050
Consideration payable	220,604	—	—	—
Subscription receivable from a non-controlling shareholder	101,686	—	—	—
Settlement of loan to related parties through offsetting accounts receivable	—	3,220	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

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

As of December 31, 2023, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the Company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of	Place of	Issued share
	Incorporation	Incorporation/Opearation	capital/Paid	Legal
	/Acquisition	and legal status	in capital	ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-14	HK	HKD 10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-03	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-10	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-10	PRC/limited liability Company	RMB8,648,649	100%
Baozun Hongkong Limited	11-Sep-13	HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-11	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	21-July-15	HK	HKD 100,000	100%
Baotong Inc.	19-Jun-19	Cayman	USD 10,681.32	63%
Baotong Hong Kong Holding Limited	5-May-16	HK	HKD 10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-17	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	07-Oct-22	HK	RMB 100,000,000	100%
White Horse Hongkong Holding Limited	08-Nov-22	HK	RMB10,000,000	100%
Gap (Shanghai) Commercial Co., Ltd.	31-Jan-23	PRC	USD 257,551,995	100%

VIE:
Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi”)	31-Dec-10	PRC/variable interest entity	RMB50,000,000	N/A

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

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Shanghai Zunyi governed by PRC laws are valid, binding and enforceable, and do not result in any violation of mandatory requirements of applicable PRC laws or regulations currently in effect based on the legal advice of the Company’s PRC legal counsel. However, uncertainties regarding the interpretation and application of PRC laws and rules could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Shanghai Zunyi may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Shanghai Zunyi not to pay the service fees when required to do so.

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

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group’s consolidated financial statement:

	As of
	December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalent	44,076	76,866
Accounts receivable, net	220,229	179,983
Inventories	160	106
Advances to suppliers	2,041	4,079
Amounts due from related parties	3	5
Prepayments and other current assets	1,632	2,923
Property and equipment, net	1,495	1,365
Intangible assets, net	38,126	19,076
Total assets	307,762	284,403
Accounts payable	19,469	3,916
Amounts due to related parties	15,727	3
Income tax payables	959	3,300
Accrued expenses and other current liabilities	81,374	36,844
Total liabilities	117,529	44,063

	For Year Ended
	December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues	748,214	572,360	548,439
Net income	575,519	433,204	431,026
Net cash provided by operating activities	750,309	183,899	530,391
Net cash used in investing activities	(10,246)	(4,053)	(2,504)

The VIE contributed 8.62% 6.81% and 6.22% of the consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIE accounted for 3.04% and 2.72% of the consolidated total assets, and 2.63% and 0.95% of the consolidated total liabilities, respectively.

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

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2022	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active
	Markets for Identical Assets	Significant Other	Significant Unobservable
	(Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	112,115	—	—
Derivative liabilities	—	—	364,758

As of December 31, 2023	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active
	Markets for Identical Assets	Significant Other	Significant Unobservable
	(Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	44,260	—	—

Equity securities with readily determinable fair value are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

Level 3 fair value of derivative liability is determined based on the pre-money valuation adjustment computed in accordance with the shareholder agreement (see Note 16). The determination of fair value required significant judgement by management with respect to the achievement of target net profit of Baotong Inc. in 2022.

Certain assets are measured at a non-recurring basis. The following table presents the asset classification, the fair value and the non-recurring losses recognized for the years ended December 31, 2022 and 2023 due to impairment of the related assets.

As of December 31, 2022	Fair Value Measurements at Reporting Date Using
Description	Significant Other	Significant Unobservable
	Observable Inputs (Level 2)	Inputs (Level 3)	Total Loss for the Year
Equity securities without readily determinable fair values	87,750	—	8,400
Goodwill	—	336,326	13,155

As of December 31, 2023	Fair Value Measurements at Reporting Date Using
Description	Significant Unobservable
	Inputs (Level 3)	Total Loss for the Year
Goodwill	312,464	35,212

The Company performed fair value adjustment to an equity security without readily determinable fair values resulting from observable price changes in orderly transactions for identical instruments in the year ended December 31, 2022.

Goodwill was valued using the income approach based on discounted cash flows of the reporting units that goodwill was assigned to. The fair value measurement incorporates certain assumptions including projected revenue, growth rates and projected operating profits based on current economic condition, expectation of management and projected trends of current operating results which are significant unobservable inputs.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenues for the years ended December 31, 2021, 2022 and 2023:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
A	989,904	1,094,564	976,028

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
A	477,915	406,578

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2021, 2022 and 2023:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
B	1,487,017	1,007,377	761,488

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, amounts due from related parties. As of December 31, 2022 and 2023, all of the Group’s cash and cash equivalents, restricted cash, short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB1,898,378 and RMB2,295,006 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2022 and 2023, respectively.

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

(g) Convenience translation

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and consolidated statements of operations, comprehensive loss and cash flows from RMB into USD as of and for the year ended December 31, 2023 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB7.0999 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 29, 2023, or at any other rate.

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

(j) Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year. The Group pledged RMB180,000 of the short-term investments for the years ended December 31, 2023.

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) issued by the Financial Accounting Standards Board (“FASB”) guidance on testing of goodwill for impairment, the Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the years ended December 31, 2021, 2022 and 2023.

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

Upon acquisition of Gap in February 2023, product sales revenue also includes selling products of own brands through both offline stores and online stores.

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

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB 1,359,991, RMB1,324,908 and RMB 1,249,110 for the years ended December 31, 2021, 2022 and 2023, respectively.

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, editorial content costs, as well as costs associated with computers, storage and telecommunication infrastructure for internal use.

(x) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees, brand management costs, allowance for credit losses and other corporate overhead costs.

(y) Other operating income (expense), net

Other operating income mainly consists of government subsidies.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB 41,256, RMB 72,883 and RMB92,895 were included in other operating income (expenses), net for the years ended December 31, 2021, 2022 and 2023, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

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

Amortization has been provided on a straight-line basis over 44 years, the life of the land use right. The amortization expenses of the land use right were RMB1,026 for the years ended December 31, 2021, 2022, and 2023, respectively. As of December 31, 2023 the land use right has a remaining useful life of 38 years.

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

(ae) Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) represent interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the “redeemable non-controlling interest” section of the consolidated balance sheet, outside of shareholders’ equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. When it is probable that the noncontrolling interests that are not currently redeemable will become redeemable, the Group recognizes changes in the redemption price immediately as they occur.

(af) Business combinations

U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss.

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

(ah) Segment information

Prior to January 31, 2023, the Group operates its business in a single segment. With the acquisition of GAP Shanghai, the Group reorganized its business into two segments: E-Commerce segment and Brand Management segment. The segment information is set out in Note 24.

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

In December 2021, the Organization for Economic Cooperation and Development (“OECD”), which is an international public policy setting organization comprised of member countries including the U.S., published a proposal for the establishment of a global minimum tax rate of 15% (the “Pillar Two rule”). The OECD has recommended that the Pillar Two rule become effective for fiscal years beginning after January 1, 2024, member counties are in various stages of implementation and the OECD continues to refine technical guidance. We are closely monitoring developments of the Pillar Two rule and are currently evaluating the potential impact in each of the countries we operate in.

3. Revenue

For the years ended December 31, 2021, 2022 and 2023, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Product sales recognized at point of time	3,873,589	2,644,214	3,357,202

Service
- revenues recognized over time	5,479,799	5,675,173	5,344,173
-revenues recognized at point of time	42,868	81,244	110,638

Total revenue	9,396,256	8,400,631	8,812,013

Contract Liability

The movement of the advances from customers for the years ended December 31, 2021 and 2022 were as follows:

Advances from
Customers
Opening Balance as of January 1, 2022	63,677
Net increase	57,181
Ending Balance as of December 31, 2022	120,858
Net increase	42,379
Ending Balance as of December 31, 2023	163,237

Revenues amounted to RMB 63,677 and RMB 120,858 were recognized in the years ended December 31, 2022 and 2023 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	2,413,173	2,309,466
Allowance for credit losses:
Balance at beginning of the year	(118,724)	(120,495)
Additions	(1,494)	(2,187)
Exchange loss	(7,921)	(3,017)
Write-offs	7,644	962

Balance at end of the year	(120,495)	(124,737)

Accounts receivable, net	2,292,678	2,184,729

5. Inventories

Inventories consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Products	942,926	1,042,131
Packing materials and others	71	2,985
Inventories	942,997	1,045,116

Inventories write-downs of RMB 89,516, RMB 161,596 and RMB 152,904 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2021, 2022 and 2023, respectively.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Rebate receivable from suppliers	239,816	197,775
Value-added tax (“VAT”) recoverable	125,644	133,727
Prepaid expenses	84,268	100,970
Deposits (1)	62,889	54,248
Interest receivables	11,352	58,756
Employee advances (2)	8,428	5,645
Others	22,018	39,229

Prepayment and other current assets	554,415	590,350
(1)	Deposits represent rental deposits and deposits paid to third-party platforms.
(2)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Electronic devices	235,628	286,369
Vehicle	5,241	6,008
Furniture and office equipment	151,498	202,682
Leasehold improvement	565,497	470,645
Machinery	61,889	122,371
Buildings	201,129	405,520

Total	1,220,882	1,493,595

Accumulated depreciation and amortization	(526,436)	(642,444)

Property and equipment, net	694,446	851,151

Depreciation and amortization expenses were RMB 135,497, RMB121,693 and RMB 166,803 for the years ended December 31, 2021, 2022 and 2023, respectively.

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Internally developed software	401,236	466,431
Trademark	1,074	1,074
Supplier relationship	15,620	15,620
Customer relationship	146,701	146,701
Brand	12,100	26,400
Technology	19,500	19,500
Accumulated amortization	(285,507)	(369,306)

Intangible assets, net	310,724	306,420

Amortization expenses for intangible assets were RMB70,414, RMB73,824 and RMB83,799 for the years ended December 31, 2021, 2022 and 2023, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB71,410, RMB54,968, RMB 20,143, RMB 18,084 and RMB 17,299, respectively.

9.Business acquisition

(a) Acquisition of Gap (Shanghai) Commercial Co., Ltd. (“Gap SH”)

Gap SH was wholly owned by Gap Inc. (“Gap”), America’s largest specialty apparel company, offering apparel, accessories, and personal care products for women, men, and children. Gap opened its first China store in 2010. In February 2023, the Group acquired 100% equity interest of GAP SH for a total cash consideration of RMB176,385.

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price based on the fair values of the acquired assets and liabilities as of the date of acquisition is summarized as follows:

Amounts
RMB’000
Total cash consideration	176,385
Total assets	960,230
Total liabilities	(780,377)
Total net assets	179,853
Gain on acquisition of a subsidiary	(3,468)

(b) Acquisition of Shanghai Mansen Brand Management Co., Ltd (“Mansen”)

Mansen is committed to creating a beauty and health brand that conforms to the health and ecological management of Chinese consumers. In April 2023, the Group acquired 51% equity interest of Mansen for a total cash consideration of RMB32,640 and recognized a goodwill of RMB10,588.

(c) Acquisition of Hangzhou Baichen Technology Co., Ltd (“Baichen”)

Baichen is committed to provision of professional comprehensive service specializing in digital marketing for renowned brands across the country. In October 2023, the Group increased its equity interest of Baichen to 51% for a total cash consideration of RMB3,112 and recognized a goodwill of RMB762.

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

10. Long term investments

Long term investments, insisted the followings:

	As of December 31,
	2022	2023
	RMB	RMB
Equity method investees	69,828	144,464
Equity securities measured at fair value	112,115	44,260
Equity securities without readily determinable fair values	87,750	170,405
	269,693	359,129

(a)Investments accounted for under the equity method

	As of December 31,
	2022	2023
	RMB	RMB
Beijing Pengtai Baozun E-commerce Co., Ltd. (1)	45,451	54,934
Hangzhou Juxi Technology Co., Ltd. (2)	14,077	13,941
Hunter Gcsea Limited. (3)	—	74,657
Others	10,300	932
	69,828	144,464
(1)	In January 2018, the Group invested RMB13,328 to establish an E-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB8,145, RMB8,412 and RMB9,483 was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.
(2)	In June 2019, the Group entered into an agreement with Hangzhou Juxi Technology Co., Ltd. (“Juxi”) to acquire 10% equity interest with a total consideration of RMB15,000. As the Group has significant influence over Juxi, it is accounted for under the equity method of accounting. Share of income of RMB60 and loss of RMB414 and loss of RMB136 in equity method investment was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.
(3)	In October 2023, the Group entered into an agreement with ABG HUNTER LLC (“ABG”) to form a joint venture company which is Hunter Gcsea Limited to expand ABG’s portfolio of brands’ business. Baozun holds 51% equity interest and ABG holds 49% equity interest. As the Group only has significant influence over Hunter Gcsea Limited, all major operational decisions required written consent from the other shareholder, it is accounted for under the equity method of accounting.

(b)Investments in equity securities measured at fair value

In January 2021, Baozun entered into a share purchase agreement with iClick, an independent online marketing and enterprise data solutions provider in China, and purchased 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of iClick at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of iClick, Baozun purchased 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick. Since the Company cannot exercise significant influence on the investee, the investment is recorded as equity securities measured at fair value. As of December 31, 2022 and 2023, the ending balance was RMB10,020 and RMB10,261, respectively. An unrealized investment loss of RMB209,956, RMB102,035 and gain of RMB65 was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group (Cayman) Limited (“Fosun”), a private company, which represents 1.57% voting interests, at an aggregate subscription price of RMB76,716. Since the investment was not in-substance common stock, the investment was recorded as equity securities without determinable fair value as of December 31, 2021.Fosun was renamed as Lanvin Group(“Lanvin”) in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with a consideration of RMB 21,170 On December 15, 2022, Lanvin got listed on New York stock Exchange and the 4,908,939 Class B preferred shares was converted into 1,321,790 ordinary shares. As of December 31, 2022 and 2023, the ending balance was RMB102,095 and RMB33,999, respectively. The investment was measured at fair value and an unrealized investment gain of RMB4,208 and loss of RMB68,096 was recognized for the year ended December 31, 2022 and 2023, respectively.

(c)Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were RMB87,750 and RMB170,405 for the years ended December 31, 2022 and 2023, respectively. The carrying amount of the investments as of December 31, 2023 is composed by investments in five private companies. Since the investments are not in-substance common stock which are accounted for as investments in equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB3,541, RMB8,400, and RMB nil for the years ended December 31, 2021, 2022 and 2023, respectively.

11. Goodwill impairment

The changes in the carrying amount of goodwill of E-Commerce segment for the years ended December 31, 2022 and 2023 were as follows:

E-Commerce Segment
RMB
Balance at January 1, 2022
Goodwill	397,904
Accumulated impairment loss	—
397,904
Goodwill disposed during the year	(48,423)
Balance at December 31, 2022
Goodwill	349,481
Accumulated impairment loss	(13,155)
336,326
Goodwill acquired during the year	11,350
Balance at December 31, 2023
Goodwill	360,831
Accumulated impairment loss	(48,367)
312,464

There was no goodwill assigned to Brand Management segment. The Group determined that there were five reporting units as of December 31, 2023, BolTone, Morefun, eFashion, Mansen and Baozun within E-Commerce segment (see Note 24 “Segment Information”) with goodwill balances of RMB75,761, RMB59,090, RMB135,515, RMB10,588 and RMB79,877, respectively. The Group performed qualitative assessment for all the reporting units and concluded only for BolTone and Baozun reporting unit, it was more likely than not the fair value was less than the carrying value and therefore performed quantitative impairment test on the goodwill of BolTone and Baozun reporting unit using discounted cash flow method based on the forecast for future operations.

Due to the sensitivity of BZ and BLT’s operations to changes in the economy, the Group recognized impairment loss of nil, RMB13,155 and RMB35,212 for the years ended December 31, 2021, 2022 and 2023, respectively.

12. Short-term loans

The short-term loans as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Short- term loans
Short-term bank borrowings	1,016,071	1,115,721

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,329,012 and RMB3,715,846 for the years ended December 31, 2022 and 2023, respectively, which can only be used to maintain daily operation.

As of December 31, 2022, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,016,071. Credit facilities in the amounts of RMB8,664 and RMB400,873 were used to issue the letters of guarantee with an aggregate amount of RMB17,342 and notes payable with an aggregate amount of RMB487,837, respectively. As such, RMB1,903,404 of the credit facilities was available for future borrowing at the end of 2022. The credit facilities expired during 2023.

As of December 31, 2023, the Group had drawn short-term bank borrowings from the credit facilities in the amount of RMB1,115,721. Credit facilities in the amounts of RMB107,196 and RMB183,245 were used to issue the letters of guarantee with an aggregate amount of RMB127,773 and notes payable with an aggregate amount of RMB506,629, respectively. As such, RMB2,309,684 of the credit facilities was available for future borrowing at the end of 2023. The credit facilities will expire during 2024.

13. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Logistics expenses accruals	303,880	267,040
Advances from customers	120,858	163,237
Outsourced labor cost payable	74,698	111,318
Salary and welfare payable	223,843	196,018
Professional fee accruals	24,786	23,408
Marketing expenses accruals	177,084	217,995
Other tax payable	10,567	27,358
Sales return accrual	1,497	20,869
Consideration payable	75,453	75,244
Others	12,874	85,692

Accrued expenses and other current liabilities	1,025,540	1,188,179

14. Income tax

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (‘‘EIT Law’’), the Group’s subsidiaries and VIE domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. Five subsidiaries of the Group obtained the HNTE certificate starting from 2018 and renewed the certification subsequently, thus applied 15% tax rate with a valid term of three years from the year of entitlement or renewal.

The current and deferred portion of income tax expenses included in the consolidated statements of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax	118,914	82,595	57,594
Deferred tax	(63,655)	(56,115)	(45,591)

Income tax expense	55,259	26,480	12,003

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible share-based compensation	(31.91)%	(6.13)%	(11.92)%
Effect of tax rates in different tax jurisdiction	(37.48)%	(23.20)%	(4.79)%
Effect of preferential tax rate	4.22%	0.84%	0.92%
Research and development super deduction	11.45%	2.28%	7.40%
HK tax-free interest income	2.77%	0.10%	3.51%
Effect of equity transaction	(7.92)%	—	—
Others	(3.00)%	0.14%	1.14%
Changes in valuation allowance	0.99%	(3.59)%	(26.79)%

Effective income tax rate	(35.88)%	(4.56)%	(5.53)%

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	7,142	4,898	1,993
Income per share effect-basic	0.03	0.03	0.01
Income per share effect-diluted	0.03	0.03	0.01

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Accrued expenses	52,912	64,166
Inventory write-down	33,379	46,674
Impairment of equity investments	7,048	8,595
Salary and welfare payable	2,760	1,954
Allowance for credit losses	21,627	23,464
Net operating loss carry forward	83,099	439,585

Less: valuation allowance	(38,316)	(383,810)

Deferred tax assets, net	162,509	200,628

Deferred tax liabilities:
Identifiable intangible assets	(28,082)	(24,966)

Deferred tax liabilities	(28,082)	(24,966)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2022 and 2023, respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB359,812 and RMB1,814,685 as of December 31, 2022 and 2023, respectively, for the Group’s certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2022	2023
	RMB	RMB
Balance as of January 1	18,169	38,316
Additions	28,134	355,907
Reversals	(7,987)	(10,413)
Balance as of December 31	38,316	383,810

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

As of December 31, 2022 and 2023, retained earnings and accumulated deficits of Company’s subsidiaries and VIE located in PRC were RMB1,601,313 and RMB2,332,782, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

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

15. Operating lease liabilities

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

	Year ended December 31,
Lease Term and Discount Rate	2022		2023
Weighted-average remaining lease term:
- Operating leases	5.50	years	4.63	years
Weighted-average discount rate
- Operating leases	6.69%		6.32%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Fiscal Year	Operating lease
RMB
2024	390,362
2025	300,519
2026	197,584
2027	146,670
2028	82,532
Thereafter	192,133
Total lease commitment	1,309,800

Less: Imputed interest	(177,721)

Total operating lease liabilities	1,132,079
Less: current operating lease liabilities	(332,983)

Long-term operating lease liabilities	799,096

As of December 31, 2023, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB16,105.

Supplemental cash flow information related to leases for the year ended December 31, 2022 and 2023 is as follows:

	For Year Ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:

Operating cash flows from operating leases	371,295	432,477
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	54,036	429,788

During the three years ended December 31, 2021, 2022 and 2023, the Group incurred operating lease expenses of RMB319,649, RMB367,605 and RMB447,126 (excluding RMB35,386 for short-term leases not capitalized as right-of-use assets), respectively.

16. Redeemable non-controlling interests

In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly. Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun’s 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the noncontrolling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheets. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently.

Baotong Inc. (“Baotong”) was a wholly-owned subsidiary of the Group. In October 2021, Cainiao Smart Logistic Investment Limited (“Cainiao”) entered into a shareholder agreement with Baozun Inc. acquired 30% equity interest of Baotong with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million.

Pursuant to the shareholder agreement, the pre-money valuation of Baotong shall be subject to adjustment in accordance with the achievement percentage of FY2022 target net profit. Since Baotong’s net profit of FY2022 was less than the target net profit, Baozun was obliged to compensate Cainiao by cash or shares of Baotong or a combine of both. Therefore, a derivative liability of US$52.8 million, equivalent to RMB364.8 million, was recorded as of December 31, 2022. Upon the finalization and agreement of the adjustment to be of US$3.4 million, equivalent to RMB24.5 million, in 2023, the Group trued up the derivative liability with a fair value gain recorded in the consolidated statement of operations for the year ended 2023.

Subsequently, the derivative liability has been settled with cash of US$10.2 million, equivalent to RMB74.0 million, and 7% share of Baotong’s equity to non-controlling shareholder with designated value of RMB100.8 million, with a gain of RMB182.2 million as additional paid-in capital of the Group.

In addition, according to the agreement, if certain triggering events occur, Cainiao has the right to exercise a put option requiring Baozun to redeem Baotong's shares within 12 months starting from August 2024, at a price equal to the initial investment plus an internal rate of 6%. As of the year ended December 31, 2022 and 2023, the Company assessed the fair value of put option is immaterial.

The following tables provides details of the redeemable noncontrolling interest activity for the years ended December 31, 2022 and 2023:

	For the year ended
	December 31,
	2022	2023
	RMB	RMB
Balance as of January 1	1,421,680	1,438,082
Net income attributable to redeemable non-controlling interest	43,759	45,969
Settlement of derivative liabilities with shares	—	100,807
Impact from deconsolidation of a subsidiary due to loss of control	(27,357)	—
Balance as of December 31	1,438,082	1,584,858

17. Ordinary Shares and Treasury Stock

On May 18, and November 30, 2021, the Company announced share repurchase plan with an aggregated amount of US$175 million over the next 12 months. For the year ended December 31, 2021, the Company repurchased 27,191,731 shares with a total amount of US$164.9 million from its shareholders, of which 19,042,105 shares with a total purchase price of US$105 million were subsequently retired. On October 5, 2022, the Company announced share repurchase plan with an maximum amount of US$80 million over the next 12 months. For the year ended December 31, 2022, the Company repurchased 24,203,643 shares with a total amount of US$68.0 million from its shareholders. The above 32,353,269 outstanding treasury shares were all cancelled during the year of 2023.

For the years ended December 31, 2021, 2022 and 2023, 2,180,370, 4,503,090 and 4,801,007 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

18. Net loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss	(205,963)	(610,374)	(222,776)
Net (income) loss attributable to non-controlling interests	(1,505)	843	(9,677)
Net income attributable to redeemable non-controlling interests	(12,362)	(43,759)	(45,969)
Net loss attributable to ordinary shareholders of Baozun Inc.	(219,830)	(653,290)	(278,422)

Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(1.02)	(3.56)	(1.56)
Diluted	(1.02)	(3.56)	(1.56)

Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(3.05)	(10.69)	(4.68)
Diluted	(3.05)	(10.69)	(4.68)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	216,370,290	183,274,855	178,549,849
Diluted	216,370,290	183,274,855	178,549,849

During the years ended 2021, 2022 and 2023, the Group had 527,416, 3,751,322 and 8,502,786 outstanding restricted share units and options respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

In applying the if-converted method, the conversion of the convertible senior notes was not assumed as the effect would have been anti-dilutive.

12,692,328 ordinary shares issued to ADS Borrowers were not considered as outstanding and were excluded from the computation of basic and diluted earnings per share for the year ended December 2021.

19. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2023:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Parent company of Alibaba, one of the Group’s ordinary shareholders

Ahead (Shanghai) Trade Co., Ltd. (“Ahead”)	Subsidiary of Softbank, one of the Group’s ordinary shareholders

Beijing Pengtai Baozun E-commerce Co., Ltd. (“Pengtai”)	Equity method investee of the Group

Shanghai Misako E-commerce Limited (“Misako”)	Equity method investee of the Group

Hangzhou Juxi Technology Co., Ltd. (“Juxi”)	Equity method investee of the Group

Jiangsu Shanggao Supply Chain Co., Ltd. (“Shanggao”)	Equity method investee of the Group

Signify Lighting Technology (Shanghai) Co., Ltd. (“Signify”)	Equity method investee of the Group

Shanghai Kewei E-commerce Co., Ltd. (“Kewei”)	Equity method investee of the Group

Hangzhou Baichen Technology Co., Ltd. (“Baichen”)	Equity method investee of the Group and consolidated by the Group in October 2023

Zunrui (Nantong) E-commerce Co., Ltd. (“Zunrui”)	Equity method investee of the Group and consolidated by the Group in June 2021

Hunan Leier Media Co., Ltd. (“Leier”)	Equity investee of the Group

Hangzhou Dajing Guangtong Network Technology Co., Ltd. (“Dajing”)”)	Equity method investee of the Group and divestment in October 2022

Laifeng Brand Management (Shanghai) Co., Ltd. (“Laifeng”)	Equity method investee of the Group

Jiangsu Creaway Supply Chain Management Co., Ltd. (“Creaway Group”)	Non-controlling shareholder of BolTone, one subsidiary of the Group

Baobida IOT Technology (Suzhou) Co., Ltd. (“BBD”)	Equity method investee of the Group

Changsha Benwei Fresh Food Brand Management Co., Ltd. (“BW”)	Equity investee of the Group

Aoxue Culture Communication (Beijing) Co., Ltd. (“AX”)	Equity method investee of the Group

Shanghai Mansen Brand Management Co., Ltd. (“MS”)	Equity investee of the Group and consolidated by the Group in April 2023

Sesame Blooming Limited Co., Ltd. (“Seasame”)	Equity investee of the Group

(a)    The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue derived from:
Product sales revenue generated from Alibaba Group	—	5,954	8,607
Warehousing service revenue generated from Alibaba Group	33	34,614	70,566
Store operation service revenue generated from Alibaba Group	12,313	7,523	5,728
IT service revenue generated from Pengtai	2,062	—	—
Store operation service revenue generated from Pengtai	—	4,951	5,232
Store operation service revenue generated from Signify	6,160	5,912	6,493
Store operation service revenue generated from Kewei	1,565	938	2,985
Logistic service revenues collected by Creaway Group	68,556	64,572	12,814
Logistic service revenues generated from Creaway Group	2,333	2,239	1,363
Store operation service revenue generated from Aaoxue	—	3,175	1,522
Store operation service revenue generated from Benwei	—	6,321	5,375
Store operation service revenue generated from Mansen	—	1,443	195
Warehousing service revenue generated from Signify	2,787	91	—
Others	12	1,979	1,015
	95,821	133,758	113,288

Service fees:
Marketing and platform service fees paid to Alibaba Group	752,833	746,858	278,938
Logistic service fees paid to Alibaba Group	72,459	47,569	38,373
Outsourcing labor cost paid to Juxi	15,167	6,406	6,493
Marketing and platform service fees paid to Kewei	26,986	52,806	16,337
Logistic service fees paid to Shanggao	330	—	—
Marketing and platform service fees paid to Baichen	6,230	715	723
Outsourcing labor cost paid to Zunrui	10,273	—	—
Logistic service expenses advanced by Creaway Group	57,904	13,410	1,330
Logistic service expenses paid to Creaway Group	2,244	4,339	2,902
Logistic service expenses paid to BBD	—	8,224	718
IT service fees paid to Alibaba Group	—	10,718	12,755
Others	1,414	1,374	3,863

(b)     The Group had the following balances with its related parties:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from Alibaba Group (1)	38,405	48,096
Amounts due from Signify (2)	3,648	1,709
Amounts due from Kewei (3)	5,580	900
Amounts due from Pengtai	2,002	2,049
Amounts due from Creaway Group	6,906	6,631
Amounts due from BBD	19,110	—
Amounts due from Leier	6,300	—
Amounts due from Aaoxue	3,222	509
Amounts due from Benwei	6,564	3,815
Amounts due from Mansen	1,454	—
Amounts due from Seasame	—	22,747
Others	79	205
Total amount due from related parties	93,270	86,661

Amounts due to Alibaba Group (1)	21,339	30,485
Amounts due to Juxi (4)	1,507	453
Amounts due to Creaway Group	2,935	1,028
Amounts due to BBD	4,151	—
Others	502	152
Total amount due to related parties	30,434	32,118
(1)	Amounts due from Alibaba Group consisted of receivables of RMB38,405 and RMB48,096 to be collected from Alibaba Group for deposits paid to Alibaba, store operation services and warehousing services provided by the Group as of December 31, 2022 and 2023, respectively. Amounts due to Alibaba Group consisted of payables of RMB21,339 and RMB30,485 for logistic, marketing and platform services, and commission fees as of December 31, 2022 and 2023, respectively.
(2)	Amounts due from Signify consisted of the receivables for store operation services, warehousing services and IT services provided by the Group.
(3)	Amounts due from Kewei consisted of the receivables for store operation services provided by the Group and the advance payment made by the Group to support its operating.
(4)	Amounts due to Juxi consisted of the payables for outsourcing labor cost provided to the Group.

20. Commitments

As of December 31, 2023, the Group did not have any material contingent liabilities or commitments.

21. Share-Based Compensation

Share incentive plan

From 2010 to 2015, the Group granted 24,731,467 share options, in aggregate, under the Share Incentive Plan. As of December 31, 2019, all the options had been vested and the relating share compensation expense had been recognized in the consolidated statements of operations.

No share options were granted during the years ended December 31, 2021, 2022 and 2023.

Share options

A summary of option activities during the year ended December 31, 2023 is presented below:

			Weighted		Weighted
		Weighted	Average	Aggregate	Average
		Average	Remaining	Intrinsic	Grant-Date
	Number of	Exercise	Contractual	Value of	Fair
	Options	Price	Term	Options	Value
		RMB		RMB	USD
Outstanding, as of January 1, 2023	1,887,470	0.5	1.7	22,098	2.15
Forfeited	—	—	—	—	—
Exercised	(10,644)	—	—	—	0.96
Outstanding, as of December 31, 2023	1,876,826	0.5	0.7	11,543	2.15
Vested and expected to vest as of December 31, 2023	1,876,826	0.5	0.7	11,543	2.15
Exercisable as of December 31, 2023	1,876,826	0.5	0.7	11,543	2.15

The aggregate intrinsic value of options exercised during the year ended December 31, 2023 was RMB11,543.

Restricted share units

On November 1, 2022, the Group adopted our 2022 Plan, the 2015 Plan was terminated and replaced by the 2022 Plan, the Group granted 7,099,416 restricted share units to certain employees and senior management in 2022, which vest immediately, or over a period from 3 months to 4years. Under the 2022 Plan, the Group granted 5,407,413 restricted share units to certain employees and senior management in 2023,which vest over 1 to 4 years. A summary of the restricted share units activities under the 2022 Plan during the year ended December 31, 2023 is presented below:

	Number of
	restricted share	Weighted-Average
	units	Grant-Date Fair Value
		RMB
Outstanding and unvested, as of January 1, 2023	6,595,577	31.68

Granted	5,407,413	12.36
Vested	(4,790,363)	26.53
Forfeited	(586,667)	23.96
Outstanding and unvested, as of December 31, 2023	6,625,960	20.32

The fair value of restricted share units granted was determined based on the fair value of the Company’s ordinary shares on the grant date.

As of December 31, 2023, there was RMB94,474 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 1.60 years.

The Group recorded compensation expenses of RMB196,547, RMB142,381 and RMB103,449 for both share options and restricted share units for the years ended December 31, 2021, 2022 and 2023, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Fulfillment	16,845	13,730	6,443
Sales and marketing	89,275	57,548	33,955
Technology and content	38,001	22,512	12,184
General and administrative	52,426	48,591	50,867

	196,547	142,381	103,449

22. Employee benefit plans

The Group’s PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB298,108, RMB373,024 and RMB407,783 for the years ended December 31, 2021, 2022 and 2023, respectively, for such benefits.

23. Restricted net assets

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

The appropriation to these reserves by the Group’s PRC entities were RMB19,456, RMB16,484 and RMB21,933 for the years ended December 31, 2021, 2022 and 2023. The accumulated reserves as of December 31, 2021, 2022 and 2023 were RMB118,140, RMB134,624 and RMB156,577 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB3,334,988 as of December 31, 2023.

24. Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is identified as the chief executive officer. The CODM regularly reviews the operation data, segment profits and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

After the acquisition of GAP Shanghai, being the first brand brought into Brand Management starting from February 1, 2023, the Group reorganized its business into two operating segments, which are (i) E-Commerce; (ii) Brand Management, in the purpose of better reflecting the business developments. All prior periods have been restated to reflect the new segment reporting.

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional business and comprises two business line, BEC (Baozun E-Commerce) and BZI (Baozun International).

a> BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b> BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)

Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

The table below provides a summary of the Group’s reportable segment results for the year ended December 31, 2022 and 2023, with prior periods’ segment information retrospectively recast to conform to current period presentation:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenues:
E-Commerce	9,396,256	8,400,631	7,621,114
Brand Management	—	—	1,271,027
Inter-segment eliminations *	—	—	(80,128)
Total consolidated net revenues	9,396,256	8,400,631	8,812,013

**Adjusted Operating Profits (Losses):
E-Commerce	224,104	256,093	163,990
Brand Management	—	—	(187,663)
Total Adjusted Operating Profits (Losses)	224,104	256,093	(23,673)
Inter-segment eliminations *	—	—	—
Unallocated expenses:
Share-based compensation expenses	(196,547)	(142,381)	(103,449)
Amortization of intangible assets resulting from business acquisition	(20,536)	(39,431)	(31,875)
Acquisition-related expenses	—	(13,694)	(12,171)
Cancellation fees of repurchased shares	—	(4,650)	—
Loss on variance from expected contingent acquisition payment	—	(9,495)	—
Impairment of goodwill	—	(13,155)	(35,212)
Total other expenses	(161,025)	(613,595)	(10,646)
Loss before income tax	(154,004)	(580,308)	(217,026)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses and amortization of intangible assets resulting from business acquisition.

The Group’s Chief Operating Decision Maker does not evaluate the performance of the Group’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Geographic Area Information

Geographic revenue information is based on the location of our customer operates. As the Group’s revenues are mainly located in the PRC and the Group revenues derived from within the PRC are RMB8,255,790 and RMB8,701,254 for the years ended 2022 and 2023, respectively.

25. DIVIDEND

The Board did not recommend the distribution of any interim dividend for the year ended December 31, 2022 and 2023.

26. Subsequent Event

During the period from April 3, 2024 to April 12, 2024, the Company repurchased from the market a total of 400,000 ADS of the Company listed on NASDAQ with an aggregate consideration of US$966,137, which have yet to be cancelled.

Save as disclosed above, there was no other event that has taken place subsequent to December 31, 2023 that may have a material impact on the Group’s operating and financial performance.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 3
ASSETS
Current assets:
Cash and cash equivalents	783,543	446,105	62,833
Restricted cash	—	120,807	17,015
Prepayments and other current assets	2,060	24,255	3,417
Short term investment	138,052	—	—
Amounts due from subsidiaries and VIE	1,434,838	1,681,216	236,795
Total current assets	2,358,493	2,272,383	320,060

Non-current assets:
Investments in subsidiaries and VIE	2,114,145	1,844,885	259,847
Investments in equity investee	10,019	10,261	1,445
Total non-current assets:	2,124,164	1,855,146	261,292
TOTAL ASSETS	4,482,657	4,127,529	581,352

LIABILITIES
Current liabilities:
Short-term loans	—	—	—
Other current liabilities	33,737	30,325	4,271
Income tax payable	—	—	—
Derivative liabilities	364,758	—	—
Total current liabilities	398,495	30,325	4,271

Total non-current liabilities	—
TOTAL LIABILITIES	398,495	30,325	4,271

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 163,100,873 and 167,901,880 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	116	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2022, and December 31, 2023, respectively)	8	8	1
Additional paid-in capital	5,129,103	4,571,439	643,874
Treasury shares	(832,578)	—	—
Accumulative deficit	(228,165)	(506,587)	(71,349)
Accumulated other comprehensive income	15,678	32,251	4,542
Total shareholders’ equity	4,084,162	4,097,204	577,081
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,482,657	4,127,529	581,352

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 3
Operating expenses:
Sales and marketing	—	(2,362)	(5,242)	(738)
General and administrative	(18,166)	(53,170)	(27,376)	(3,856)
Other operating (expenses) income	(3)	5,194	3,498	493
Total operating expenses	(18,169)	(50,338)	(29,120)	(4,101)
Loss from operations	(18,169)	(50,338)	(29,120)	(4,101)
Interest income	1,667	13,367	34,379	4,842
Interest expense	(53,123)	(15,698)	—	—
Unrealized investment (loss) gain	(209,956)	(102,035)	65	9
Exchange gain (loss)	20,442	(85,795)	(29,245)	(4,119)
Income tax expense	(12,204)	—	—	—
Gain on repurchase of 1.625% convertible senior notes due 2024	—	7,907	—	—
Equity in income (loss) of subsidiaries and VIE	51,513	(55,940)	(279,016)	(39,299)
Fair value (loss) gain on derivative liabilities	—	(364,758)	24,515	3,453
Net loss	(219,830)	(653,290)	(278,422)	(39,215)
Foreign currency translation adjustment	(53,847)	118,281	16,573	2,334
Comprehensive loss	(273,677)	(535,009)	(261,849)	(36,881)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 3
Cash flows from operating activities:
Net loss	(219,830)	(653,290)	(278,422)	(39,215)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Exchange loss (gain)	(20,442)	85,795	29,245	4,119
Amortization of issuance cost of convertible senior notes	23,673	7,861	—	—
Equity in (loss)/income of subsidiaries and VIE	(51,513)	55,940	279,016	39,299
Income tax payable	12,204	(94,298)	—	—
Unrealized loss related to investments in equity investee	209,956	102,035	(65)	(9)
Gain from repurchase CB	—	(7,907)	—	—
Changes in other current liabilities	2,324	13,201	(3,412)	(481)
Fair value loss (gain) on derivative liabilities	—	364,758	(24,515)	(3,453)
Fair value change on contingent consideration payable	—	9,495	—	—
Net cash (used in) provided by operating activities	(43,628)	(116,410)	1,847	260

Cash flows from investing activities:
Loan to subsidiaries	(195,673)	—	(621,360)	(87,517)
Repayment from subsidiaries to Baozun Inc.	2,256,302	1,127,579	365,226	51,441
Short term investment	—	(138,052)	138,052	19,444
Investments in equity investee	(324,464)	—	—	—
Net cash provided (used in) by investing activities	1,736,165	989,527	(118,082)	(16,632)

Cash flows from financing activities:

Proceeds from exercises of share options	52	3	1	—
Proceeds from issuance of ordinary shares in Hong Kong public offering	—	—	—	—
Payments for public offering cost	(8,978)
Proceeds from issuance of convertible senior notes, net of issuance cost	—	—	—	—
Repurchase of ordinary shares	(1,060,353)	(446,636)	—	—
Proceeds from sale of subsidiary's equity interest to Cainiao	994,766	101,189	—	—
Payment for short term loan	—	(1,759,973)	—	—
Purchase of subsidiaries, net of cash acquired	—	(7,224)	(13,213)	(1,861)
Settle derivative liabilities with Cainiao	—	—	(73,988)	(10,421)
Net cash provided by (used in) financing activities	(74,513)	(2,112,641)	(87,200)	(12,282)

Net increase (decrease) in cash and cash equivalents	1,618,024	(1,239,524)	(203,435)	(28,654)
Cash and cash equivalents, beginning of year	145,311	1,894,125	783,543	113,603
Effect of exchange rate changes on cash and cash equivalents	130,790	128,942	(13,196)	(5,101)
Cash and cash equivalents and restricted cash, end of year	1,894,125	783,543	566,912	79,848

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Supplemental disclosure of cash flow information:
Cash paid for interest	28,617	12,406	—	—
Cash paid for income tax	—	94,298	—	—
Supplemental disclosures of non-cash investing and financing activities:
Subscription receivable	101,686	—	—	—
Unpaid Hong Kong public offering costs	—	—	—	—

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3)	Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.
4)	As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.