Form 20-F
period 2024-12-31
Baozun Inc.
filed 2025-04-23
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Catherine Yanjie Zhu, Chief Financial Officer

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

As of December 31, 2024, there were 174,638,324 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of 161,337,586 Class A ordinary shares and 13,300,738 Class B ordinary shares.

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

☐ Yes ☐ No

Auditor Name	Auditor Location	Auditor Firm ID
KPMG Huazhen LLP	Shanghai, China	1186
Deloitte Touche Tohmatsu Certified Public Accountants LLP	Shanghai, China	1113

i

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;
●	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands exempted company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity and its subsidiaries;
●	“brand e-commerce” are to business-to-consumer (B2C) e-commerce conducted through official brand stores, official marketplace stores, or official stores on other channels;
●	“brand partners” are to companies for which we provide services including but not limited to online store operations (such as operating or having entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names), digital marketing, IT solutions, warehousing and fulfillment;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;
●	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;
●	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“O2O” are to online-to-offline and offline-to-online commerce;
●	“official brand stores” are to brands’ official online stores;
●	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“US$”, “U.S. dollars” or “dollars” are to the legal currency of the United States; and
●	“VIE” are to variable interest entity, and “our VIE” are to Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, our PRC consolidated VIE.

Solely for the convenience of the reader, certain RMB amounts and Hong Kong dollar amount have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB and Hong Kong dollars were made at a rate of RMB7.2993 to US$1.00 and HK$7.7677 to US$1.00, the respective exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. We make no representation that the RMB, Hong Kong dollar or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with our VIE

Baozun Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with our VIE and its subsidiaries. Shanghai Zunyi holds a value-added telecommunication license, covering internet information services rendered through mobile network, or an ICP license. Shanghai Zunyi previously operated our Maikefeng marketplace, an e-commerce platform for other trading parties which was closed in 2017 and for which direct foreign investment was prohibited under the PRC laws. Shanghai Zunyi previously provided, and now continues to provide, brand e-commerce service to our brand partners, for which direct foreign investment is allowed under the PRC laws. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 6.8%, 6.2% and 5.6% of our total net revenues in 2022, 2023 and 2024, respectively. Investors in our ADSs are not purchasing equity interest in our VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2022	2023	2024

	(RMB in thousands)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	—	—	—
Loans from Parent to Hong Kong subsidiaries	—	—	—
Repayment from Hong Kong subsidiaries to Parent	1,127,579	365,227	146,469
Loans from Hong Kong subsidiaries to PRC subsidiaries	1,049,077	—	—
Amounts paid by our VIE to PRC subsidiaries	152,201	694,906	782,972

Our VIE may transfer cash to Shanghai Baozun E-Commerce Limited, or the WFOE, by paying service fees according to the exclusive technology service agreement. Pursuant to the exclusive technology service agreement, WFOE has the exclusive right to provide specified technology services to VIE. Without the prior written consent of WFOE, VIE may not accept the same or similar technology services provided by any third party during the term of the agreement. VIE agrees to pay to WFOE a service fee of 95% of the net revenues of VIE and extra service fees for additional services provided by WFOE as requested by VIE within three months after each calendar year for the services provided in the preceding year. Considering the future operating and cashflow needs of our VIE, for the years ended December 31, 2022, 2023 and 2024, no service fees were charged to our VIE by WFOE, and no payments were made by our VIE under the Exclusive Technology Service Agreement. If there is any amount payable to WFOE under the contractual agreements, our VIE will settle the amount accordingly.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to U.S. investors.

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

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2024, the amount restricted, including paid-in capital and statutory reserve funds, was RMB3,418,438 million (US$468,324 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Financial Information Related to Our VIE

The following table presents the condensed consolidating balance sheet data for our VIE and other entities as of the dates presented.

	As of December 31, 2024
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	99,308	858,097	321,076	10,842	—	1,289,323
Restricted cash	46,953	291,501	16,537	—	—	354,991
Short-term investments	177,585	729,033	365,000	—	—	1,271,618
Accounts receivable, net	—	1,660,089	228,545	145,144	—	2,033,778
Inventories, net	—	844,189	273,235	15	—	1,117,439
Advances to suppliers	—	309,806	92,720	1,827	—	404,353
Derivative financial assets	—	11,557	—	—	—	11,557
Prepayments and other current assets	23,821	112,425	584,968	2,877	—	724,091
Amounts due from related parties	—	7,021	—	—	—	7,021
Amounts due from subsidiaries and VIE	1,648,227	1,531,392	2,161,295	601,771	(5,942,685)	—
Investments in subsidiaries and VIE	1,904,448	—	—	—	(1,904,448)	—
Investments in equity investees	28,433	313,254	—	—	—	341,687
Property and equipment, net	—	804,267	17,676	286	—	822,229
Intangible assets, net	—	272,319	61,610	23,378	—	357,307
Land use right, net	—	37,438	—	—	—	37,438
Operating lease right-of-use assets	—	496,797	270,579	—	—	767,376
Goodwill	—	362,399	—	—	—	362,399
Other non-current assets	—	69,886	—	—	—	69,886
Deferred tax assets	—	179,870	54,638	—	—	234,508
Total assets	3,928,775	8,891,340	4,447,879	786,140	(7,847,133)	10,207,001

Short-term loan	—	585,494	535,769	99,694	—	1,220,957
Accounts payable	—	502,303	116,026	2,350	—	620,679
Notes payable	—	218,119	160,243	82,817	—	461,179
Income tax payables	—	31,787	(9,211)	3,983	—	26,559
Accrued expenses and other current liabilities	26,310	987,944	126,305	28,988	—	1,169,547
Derivative liabilities	(11,557)	11,687	—	—	—	130
Amounts due to related parties	—	5,369	—	—	—	5,369
Amounts due to subsidiaries and VIE	—	4,602,327	1,199,031	141,327	(5,942,685)	—
Current operating lease liabilities	—	217,539	25,598	—	—	243,137
Deferred tax liabilities	—	32,783	—	—	—	32,783
Long-term operating lease liabilities	—	299,536	298,269	—	—	597,805
Other non-current liabilities	—	48,277	—	—	—	48,277
Total liabilities	14,753	7,543,165	2,452,030	359,159	(5,942,685)	4,426,422
Redeemable non-controlling interests	1,612,838	57,541	—	—	—	1,670,379
Equity	2,301,184	1,290,634	1,995,849	426,981	(1,904,448)	4,110,200

	As of December 31, 2023
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	446,105	551,436	1,075,124	76,866	—	2,149,531
Restricted cash	120,807	81,957	—	—	—	202,764
Short-term investments	—	720,522	—	—	—	720,522
Accounts receivable, net	—	1,714,343	290,403	179,983	—	2,184,729
Inventories, net	—	737,228	307,782	106	—	1,045,116
Advances to suppliers	—	128,996	178,036	4,079	—	311,111
Prepayments and other current assets	24,255	232,581	330,591	2,923	—	590,350
Amounts due from related parties	—	86,656	—	5	—	86,661
Amounts due from subsidiaries and VIE	1,681,216	748,757	1,859,022	299,208	(4,588,203)	—
Investments in subsidiaries and VIE	1,844,885	—	—	—	(1,844,885)	—
Investments in equity investees	10,261	347,283	1,585	—	—	359,129
Property and equipment, net	—	826,447	23,339	1,365	—	851,151
Intangible assets, net	—	216,441	70,903	19,076	—	306,420
Land use right, net	—	38,464	—	—	—	38,464
Operating lease right-of-use assets	—	728,725	341,395	—	—	1,070,120
Goodwill	—	312,464	—	—	—	312,464
Other non-current assets	—	45,316	—	—	—	45,316
Deferred tax assets	—	157,209	43,419	—	—	200,628
Total assets	4,127,529	7,674,825	4,521,599	583,611	(6,433,088)	10,474,476

Short-term loan	—	262,930	852,791	—	—	1,115,721
Accounts payable	—	481,505	78,141	3,916	—	563,562
Notes payable	—	166,629	340,000	—	—	506,629
Income tax payables	—	15,332	136	3,300	—	18,768
Accrued expenses and other current liabilities	30,325	960,533	160,477	36,844	—	1,188,179
Amounts due to related parties	—	32,115	—	3	—	32,118
Amounts due to subsidiaries and VIE	—	3,747,115	697,394	143,694	(4,588,203)	—
Current operating lease liabilities	—	298,136	34,847	—	—	332,983
Deferred tax liabilities	—	24,966	—	—	—	24,966
Long-term operating lease liabilities	—	451,331	347,765	—	—	799,096
Other non-current liabilities	—	40,718	—	—	—	40,718
Total liabilities	30,325	6,481,310	2,511,551	187,757	(4,588,203)	4,622,740
Redeemable non-controlling interests	1,567,283	17,575	—	—	—	1,584,858
Equity	2,529,921	1,175,940	2,010,048	395,854	(1,844,885)	4,266,878

	As of December 31, 2022
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	783,543	16,211	1,300,190	44,076	—	2,144,020
Restricted cash	—	101,704	—	—	—	101,704
Short-term investments	138,052	757,373	—	—	—	895,425
Accounts receivable, net	—	1,382,414	690,035	220,229	—	2,292,678
Inventories, net	—	594,870	347,967	160	—	942,997
Advances to suppliers	—	135,954	234,617	2,041	—	372,612
Prepayments and other current assets	2,060	448,804	101,919	1,632	—	554,415
Amounts due from related parties	—	93,267	—	3	—	93,270
Amounts due from subsidiaries and VIE	1,434,838	11,633,673	4,321,292	511,206	(17,901,009)	—
Investments in subsidiaries and VIE	2,114,145	—	—	—	(2,114,145)	—
Investments in equity investees	10,019	189,471	70,203	—	—	269,693
Property and equipment, net	—	662,168	30,783	1,495	—	694,446
Intangible assets, net	—	138,793	133,805	38,126	—	310,724
Land use right, net	—	39,490	—	—	—	39,490
Operating lease right-of-use assets	—	474,833	372,214	—	—	847,047
Goodwill	—	336,326	—	—	—	336,326
Other non-current assets	—	65,114	—	—	—	65,114
Deferred tax assets	—	115,654	46,855	—	—	162,509
Total assets	4,482,657	17,186,119	7,649,880	818,968	(20,015,154)	10,122,470

Short-term loan	—	589,480	426,591	—	—	1,016,071
Accounts payable	—	313,894	141,369	19,469	—	474,732
Notes payable	—	156,837	331,000	—	—	487,837
Income tax payables	—	21,974	23,895	959	—	46,828
Accrued expenses and other current liabilities	33,737	514,688	395,741	81,374	—	1,025,540
Derivative liabilities	364,758	—	—	—	—	364,758
Amounts due to related parties	—	14,707	—	15,727	—	30,434
Amounts due to subsidiaries and VIE	—	14,201,885	3,386,505	312,619	(17,901,009)	—
Current operating lease liabilities	—	205,250	30,195	—	—	235,445
Deferred tax liabilities	—	28,082	—	—	—	28,082
Long-term operating lease liabilities	—	291,343	382,612	—	—	673,955
Other non-current liabilities	—	62,450	—	—	—	62,450
Total liabilities	398,495	16,400,590	5,117,908	430,148	(17,901,009)	4,446,132
Redeemable non-controlling interests	1,420,358	17,724	—	—	—	1,438,082
Equity	2,663,804	767,805	2,531,972	388,820	(2,114,145)	4,238,256

The following table presents the condensed consolidating statements of operations for our VIE and other entities for the periods presented.

	For the Year Ended December 31, 2024
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Revenue from third parties	—	7,453,877	1,438,450	529,902	—	9,422,229
Revenue from subsidiaries and VIE	—	2,510,676	494,648	9,133	(3,014,457)	—
Total cost and expense	(54,280)	(10,054,769)	(1,928,431)	(514,068)	3,014,494	(9,537,054)
Income from subsidiaries and VIE	—	(328,198)	(83,680)	411,878	—	—
Income (loss) from operations	(54,280)	(418,414)	(79,013)	436,845	37	(114,825)
Other income and expense	(109,063)	134,362	8,159	(11,583)	(37)	21,838
Share of loss in equity method investment	(21,855)	(2,803)	—	—	—	(24,658)
Income tax (expense)	—	(14,793)	(2,082)	(3,864)	—	(20,739)
Net (loss) income	(185,198)	(301,648)	(72,936)	421,398	—	(138,384)
Net loss attributable to noncontrolling interests	—	(2,518)	—	4,508	—	1,990
Net income/(loss) attributable to redeemable noncontrolling interests	—	(48,804)	—	—	—	(48,804)
Net (income)/loss attributable to ordinary shareholders	(185,198)	(352,970)	(72,936)	425,906	—	(185,198)

	For the Year Ended December 31, 2023
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Revenue from third parties	—	6,706,296	1,557,278	548,439	—	8,812,013
Revenue from subsidiaries and VIE	—	1,377,215	946,080	17,686	(2,340,981)	—
Total cost and expense	(29,120)	(8,738,492)	(2,032,149)	(559,613)	2,340,981	(9,018,393)
Income from subsidiaries and VIE	—	289,984	(717,601)	427,617	—	—
Income (loss) from operations	(29,120)	(364,997)	(246,392)	434,129	—	(206,380)
Other income and expense	29,714	（33,947)	(6,509)	96	—	(10,646)
Share of loss in equity method investment	(279,016)	285,269	—	—	—	6,253
Income tax (expense)	—	23,190	(31,994)	(3,199)	—	(12,003)
Net (loss) income	(278,422)	(90,485)	(284,895)	431,026	—	(222,776)
Net loss attributable to noncontrolling interests	—	(9,677)	—	—	—	(9,677)
Net income/(loss) attributable to redeemable noncontrolling interests	—	(45,969)	—	—	—	(45,969)
Net (income)/loss attributable to ordinary shareholders	(278,422)	(146,131)	(284,895)	431,026	—	(278,422)

	For the Year Ended December 31, 2022
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Revenue from third parties	—	5,888,926	1,939,345	572,360	—	8,400,631
Revenue from subsidiaries and VIE	—	2,576,317	821,031	43,846	(3,441,194)	—
Total cost and expense	(50,338)	(8,504,426)	(2,664,116)	(589,658)	3,441,194	(8,367,344)
Income from subsidiaries and VIE	—	144,168	(552,462)	408,294	—	—
Income (loss) from operations	(50,338)	104,985	(456,202)	434,842	—	33,287
Other income and expense	(547,012)	(26,194)	(40,639)	250	—	(613,595)
Share of loss in equity method investment	（55,940)	55,306	(2,952)	—	—	(3,586)
Income tax (expense)	—	(2,427)	(22,165)	(1,888)	—	(26,480)
Net (loss) income	(653,290)	131,670	(521,958)	433,204	—	(610,374)
Net loss attributable to noncontrolling interests	—	843	—	—	—	843
Net income/(loss) attributable to redeemable noncontrolling interests	—	(43,759)	—	—	—	(43,759)
Net (income)/loss attributable to ordinary shareholders	(653,290)	88,754	(521,958)	433,204	—	(653,290)

The following table presents condensed consolidating cash flow data for our VIE and other entities for the years ended presented.

	As of December 31, 2024
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(10,626)	481,464	(211,132)	(158,431)	—	101,275
Net cash provided by (used in) investing activities	(324,054)	(622,960)	—	129,409	—	(817,605)
Net cash provided by (used in) financing activities	(111,558)	284,621	98,077	(290,877)	—	(19,737)

	As of December 31, 2023
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	1,847	751,697	(336,710)	31,421	—	448,255
Net cash provided by (used in) investing activities	(118,082)	(396,615)	167,118	(2,504)	9,711	(340,372)
Net cash provided by (used in) financing activities	(87,200)	144,453	(55,575)	—	(9,711)	(8,033)

	As of December 31, 2022
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(116,410)	220,301	247,016	31,698	—	382,605
Net cash provided by (used in) investing activities	989,527	(1,608,216)	(752,721)	(4,053)	68,802	(1,306,661)
Net cash provided by (used in) financing activities	(2,112,641)	450,914	80,127	—	(68,802)	(1,650,402)

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

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2024, net revenues related to our top 10 brand partners as ranked by net revenues in the aggregate comprised approximately 53.4% of our total net revenues. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 15.0% and 11.7% of our total net revenues, respectively, in 2024. Total GMV related to our top 10 brand partners as ranked by GMV in the aggregate comprised a significant portion of our total GMV in 2024. Some of our other brand partners also contributed substantially to our total GMV while our net revenues related to them were less significant as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

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

We recorded a net loss of RMB610.4 million, RMB222.8 million and RMB138.4 million (US$19.0 million) in 2022, 2023 and 2024, respectively. The net loss in 2023 was mainly due to weaker profitability from operations caused by a combination of deteriorated macro-economic environment and the integration cost after acquisition of Gaipu (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited (collectively, “Gap Greater China”). The net loss in 2024 was mainly due to the loss arose from Gap Greater China which is in the process of rapid expansion. We cannot assure you that we will be able to return to profitability and subsequently maintain profitability in the future. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase the scale of our operations. To return to or sustain profitability, we will need to increase our revenue sufficiently to offset these higher expenses, increase sales of the products and services that have higher profit margins or significantly reduce our expense level. If we are forced to reduce our expenses, our growth strategy could be compromised. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we are not able to return to or subsequently maintain profitability, the value of our company and our ADSs and/or Class A ordinary shares could decline significantly.

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

We have experienced steady growth in recent years. Our total net revenues increased from RMB8,400.6 million in 2022 to RMB9,422.2 million (US$1,290.8 million) in 2024, representing a compound annual growth rate of 3.9%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

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

In previous years, we adopted the 2014 Share Incentive Plan and the 2015 Share Incentive Plan to provide additional incentives to employees, directors and consultants. In November 2022, we adopted the 2022 Share Incentive Plan to replace the 2014 Share Incentive Plan and the 2015 Share Incentive Plan. The 2014 Share Incentive Plan, the 2015 Share Incentive Plan and the 2022 Share Incentive Plan are collectively referred to as the Share Incentive Plans. We have granted under our Share Incentive Plans, and may continue to grant under our 2022 Share Incentive Plan, options, restricted share units and other types of awards. As of December 31, 2024, the number of shares which may be issued pursuant to all outstanding awards, including options and restricted share units under the Share Incentive Plans, was 3,379,002. For the years ended December 31, 2022, 2023 and 2024, we recorded an aggregate of RMB142.4 million, RMB103.4 million and RMB103.4 million (US$14.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. In addition, we may from time to time re-evaluate the vesting schedules, exercise prices or other key terms of the grants, increase the maximum number of shares to be issued under the 2022 Share Incentive Plan, or adopt new share incentive plans subject to the applicable laws and rules. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We have made investments in or acquisition of third parties that are complementary to our business and operations. In 2022, we entered into the investment agreements to acquire Gap Greater China, which is wholly owned by The Gap, Inc., an American specialty apparel company offering iconic comfort-casual wear, accessories, and personal care products for men, women, and children and finished the acquisition of Gap China in 2023. In 2023, we acquired 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). In 2024, we completed the acquisition of Hangzhou Location Information Technology Co., Ltd. to further enhance our creative content and livestreaming capability to capture the emerging opportunity in Douyin ecosystem. Going forward, we may pursue strategic alliances, joint ventures or potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us promote our solutions to new brand partners, expand our service offerings and improve our technology infrastructure. Strategic alliances or joint ventures with third parties could subject us to many risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

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

We recognized impairment of goodwill of RMB35.2 million and RMB6.9 million (US$0.9 million) in 2023 and 2024, respectively, and may continue to recognize impairment loss of goodwill in the future. We cannot guarantee that we will not record greater impairment losses in the future. Material impairment of goodwill could negatively affect our financial condition and results of operations.

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

We recorded impairment loss of investments of RMB8.4 million, nil and RMB14.4 million (US$2.0 million) in 2022, 2023 and 2024, respectively. We recorded unrealized investment gain of RMB4.9 million (US$0.7 million) in 2024, which was mainly due to the increase in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, partially offset by the decrease in the trading price of Lanvin Group. We may be required to perform impairment assessment and suffer significant impairment loss or downward adjustments of our investments in the future due to the impact of evolving e-commerce dynamics, health epidemics such as COVID-19, regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. As of December 31, 2024, we had one-year credit facilities for an aggregate amount RMB3,890.0 million (US$532.9 million) from 11 Chinese commercial banks, and we have drawn short-term bank borrowings from the credit facilities in the amount of RMB936.5million (US$128.3 million). See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Our substantial level of indebtedness could have important consequences, including the following:

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

Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of 10 days to four months. As of December 31, 2022, 2023 and 2024, our accounts receivable amounted to RMB2,292.7 million, RMB2,184.7 million and RMB2,033.8 million (US$278.6 million), respectively. Our accounts receivable turnover days were 99 days, 93 days and 82 days in 2022, 2023 and 2024, respectively. The decrease in the accounts receivable turnover days from 2022 to 2023 was due to our strengthened capital management of receivables, as well as the shortened payment cycles attributable to Gap Greater China, our newly acquired business in 2023 which primarily engages in retail businesses, and the decrease in the accounts receivable turnover days from 2023 to 2024 was due to the company has implemented a more efficient accounts receivable collection management system, which has significantly enhanced the efficiency of accounts receivable collection. The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable. For instance, in September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. In 2021, we provided an allowance of RMB93.3 million (US$13.1 million) of accounts receivable in connection with the default of this distributor and did not make additional allowance in the ensuing annual periods. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed, and we may be required to provide additional allowance in the future. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

In addition, our brand partners also provide rebates to us under the distribution model, which are determined based on the product purchase volume on a monthly, quarterly or annual basis. As of December 31, 2022, 2023 and 2024, we recorded rebates receivables of RMB239.8 million, RMB197.8 million and RMB168.4 million (US$23.1 million), respectively. The rebates receivables are settled by offsetting the accounts payable. We cannot assure you that we will be able to collect all rebates receivables in the future. If we fail to collect a substantial portion of our rebates receivables, our results of operations and financial condition would be materially and adversely affected.

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

Our inventories were RMB943.0 million, RMB1,045.1 million and RMB1,117.4 million (US$153.1 million) as of December 31, 2022, 2023 and 2024, respectively. The increases in our inventories over these periods reflected the additional inventories required to support our expanded product sales volumes. Our inventory turnover days were 163 days in 2022, 151 days in 2023 and 160 days in 2024. The decrease in our inventory turnover days from 2022 to 2023 was due to enhanced inventory management of the Company, and the increase in from 2023 to 2024 was due to due to changes in our product mix with new brands acquired. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

We have been accelerating acquisition of new brand partners since 2018, in an effort to drive sustainable growth momentum. As of December 31, 2024, we provided e-commerce solutions to more than 490 brand partners, including approximately 330 brand partners in online store operations, approximately 340 brand partners in digital marketing and IT solutions, and approximately 180 brand partners in warehousing and logistics. Newly added brand partners typically require a ramping up period before they can fully utilize our services. If the ramp up of operations for newly added brand partners takes longer time than we expected, or the revenues we receive from newly added brands do not meet our expectations, our results of operation and financial condition may be materially and adversely impacted.

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

In addition to the warehouses built by us, we also acquire certain warehouses through acquisition. As of December 31, 2024, we directly operated 33 warehouses with an aggregate gross floor area of approximately 980,000 square meters in 10 strategic cities. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we used a number of warehouses operated by third parties, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

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

We leased 65 premises in mainland China, Hong Kong, Taiwan, Singapore, Kuala Lumpur, Makati, Tokyo, Seoul, Bangkok, Ho Chi Minh and Paris, for our offices, customer service center and warehouses as of December 31, 2024. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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

Third parties may claim that the technology or content used in our operation or our service offerings infringe upon their intellectual property rights. We have been in the past subject to non-material legal proceedings and claims relating to infringement of the intellectual property rights of others. The possibility of intellectual property claims against us increases as we continue to grow, particularly internationally. Such claims, whether or not having merit, may result in our expenditure of significant financial and management resources, injunctions against us or payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. These risks have been amplified by the increase in the number of third parties whose sole or primary business is to assert such claims. In addition, we have registered or are in the process of registering some marks we used for our business but some of our applications have been or may be rejected by the governmental authority. As some third parties have already registered or may register the trademarks which are similar to the marks we used in our business, infringement claims may be asserted against us, and we cannot assure you that a government authority or a court will hold the view that such similarity will not cause confusion in the market. In this case, we may be required to explore the possibility of acquiring these trademarks from, or entering into exclusive licensing agreements with the third parties, which will cause us to incur additional costs.

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

We have obtained insurance to cover certain potential risks, such as property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. Except for a cyber information security insurance policy we have purchased that may cover income losses or other related losses suffered by certain of our subsidiaries due to service interruption caused by any cyber security or privacy events, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. In addition, our third-party service providers, including third-party warehousing service providers, may fail to purchase insurance or maintain effective insurance. Even if we are successful in our claims against third-party service providers when certain accidents occurred, such third-party service providers may not be able to fully, or at all, pay the damages resulting from such accidents. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage or our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

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

The new PRC Company Law, which took effect on July 1, 2024, has affected many critical aspects of corporate establishment, operations and governance. Shareholders of a company must fully pay in their subscribed registered capital within five years from the date of establishment of this company, and companies established before July 1, 2024 shall gradually adjust their capital contribution to meet this new requirement. This law also imposes greater personal liability for directors, supervisors and management. Violation of the PRC Company Law could subject us to sanctions and penalties, including fines, orders to correct and public announcements of violations. Uncertainties exist with respect to the interpretation and implementation of the PRC Company Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

A severe or prolonged downturn in the global or Chinese economy or tensions in the relationship between China and other countries could materially and adversely affect our business and our financial condition.

Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 5.0% in 2024.

There have also been concerns about the tensions in the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China and thus exiting the China market, and other economic effects. In addition, there have been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S and retaliatory tariffs imposed by China. Trade tension between China and the United States may intensify. Political tensions between the United States and China have escalated since the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with certain Chinese companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, various actions taken by the U.S. government in response to concerns regarding forced labor in the Xinjiang Uyghur Autonomous Region of China, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by MOFCOM on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third country (or region) or its citizens, legal persons or other organizations.

Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the recent announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting the Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. Many of our brand partners, including some of the most significant ones, may be subject to the increased tariffs. Similarly, certain bands managed by Baozun Brand Management, including some of the most significant ones, may be directly impacted by the increased tariffs. As a result, our business may be materially and adversely affected by increased tariffs and growing trade tensions. If we are unable to conduct its business as it is currently conducted as a result of such regulatory changes, our business, results of operations and financial condition would be materially and adversely affected.

In addition, on February 21, 2025, the United States President Donald Trump issued a National Security Presidential Memorandum titled the America First Investment Policy (the “America First Investment Policy”) to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) strictly review the variable interest entity and subsidiary structures used by foreign-adversary companies that limit the ownership rights and protections for U.S. investors. The specific timeline, scope and final language of any regulations to be made to implement the relevant aspects of the American First Trade Policy remains uncertain at this stage and may be subject to changes. Any new or more stringent regulations arising from the American First Trade Policy could materially impact PRC companies listed on U.S. exchanges, including but not limited to imposing additional compliance requirements, restricting access to U.S. capital markets, or in the extreme case increasing the risk of delisting. We cannot guarantee you that there will not be other measures that could negatively impact the international trades or increased level of geopolitical tension. Recently, the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in PRC, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductor and microelectronics, quantum information technologies, and artificial intelligence systems.

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

We are required to maintain an effective system of internal control over financial reporting. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2024, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or Class A ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

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

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Our PRC subsidiary, Shanghai Baozun, is eligible to provide value-added telecommunication services in China by holding a VAT License for online data processing and transaction processing business (operational e-commerce). However, we do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our VIE, Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Mr. Vincent Wenbin Qiu and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 6.8%, 6.2% and 5.6% of our total net revenues in 2022, 2023 and 2024, respectively. Revenues from Shanghai Zunyi contributed to 6.8%, 6.2% and 5.6% of our total net revenues in 2022, 2023 and 2024, respectively.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2024, we had restricted net assets of RMB3,418.4 million (US$468.3 million).

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

According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2024, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate. If any of these subsidiaries or our VIE fails to maintain the HNTE qualification, its applicable enterprise income tax rate will increase to 25%.

The discontinuation of the above-mentioned preferential income tax treatments or the change of the applicable preferential tax rate currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also received subsidies from local governments in China as incentives for conducting business in certain local districts. We recognized cash subsidies of RMB72.9 million, RMB78.5 million and RMB63.5 million (US$8.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively. These government subsidies are non-recurring in nature and we cannot assure you that we will be able to receive any government subsidies in the future.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2022, 2023 and 2024, we recorded deferred tax assets of RMB162.5 million, RMB200.6 million and RMB RMB234.5 million (US$32.1 million), respectively. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

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

Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder and director, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity which is not an affiliate of such holder or beneficial owner, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, represent 33.36% and 14.20% of the aggregate voting power of our company, respectively, as of March 31, 2025. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

The Nasdaq Stock Market Rules require that a majority of a Nasdaq-listed company’s board of directors be independent directors. Our Cayman Islands counsel has provided a letter to The Nasdaq Stock Market dated August 10, 2020 certifying that under Cayman Islands law, we are not required to follow or comply with the requirement that a majority of our board members be independent directors. As of the date of this annual report, our board of directors consists of eight directors, three of which meet the “independence” requirements of the Nasdaq Stock Market Rules.

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

A non-United States corporation will be deemed as a passive foreign investment company, or PFIC, for the United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill and other intangible assets generally are characterized as active assets to the extent associated with business activities that produce active income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year.

We believe we were not a PFIC for the taxable year ended December 31, 2024, and we do not expect to become a PFIC in the foreseeable future. However, the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year is a fact-intensive inquiry that can only be made after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could fluctuate significantly). In particular, if the value of our assets is determined by reference to our market capitalization, any significant decline in the market price of our ADSs increases the risk of our becoming a PFIC. Moreover, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Further, while it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIE and the shareholders of our VIE will be treated for purposes of the PFIC rules, we believe the contractual arrangements between us and our VIE should be treated as ownership of stock. The risk of our becoming classified as a PFIC may increase if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes. For these reasons, there can be no assurance as to our PFIC status for any taxable year. See “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Consequences — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares — Passive Foreign Investment Company.”

If we were treated as a PFIC, such characterization could result in adverse United States federal income tax consequences to a United States investor. For example, if we were treated as a PFIC, our United States investors could become subject to increased tax liabilities under United States federal income tax laws and regulations and would become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Consequences — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares - Passive Foreign Investment Company.”

Changes in our United States federal income tax classification, or that of our subsidiaries, could result in adverse tax consequences to our 10% or greater U.S. shareholders.

If a U.S. person owns directly or indirectly our ADSs or ordinary shares, and is treated as owning (including constructively) 10% or more of the value or voting power of our ADSs or ordinary shares, such person generally will be treated as a “10% U.S. Shareholder” with respect to each “controlled foreign corporation,” or “CFC,” in our group (if any). A CFC is a non-U.S. corporation more than 50% of the stock (by vote or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We do not believe that we, or any of our non-U.S. subsidiaries, are CFCs based upon the ADSs or ordinary shares owned directly by U.S. shareholders. However, we or certain of our non-U.S. subsidiaries may be classified as CFCs depending on the U.S. holdings of certain of our non-U.S. shareholders because of certain ownership attribution rules. A 10% U.S. Shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. Therefore, U.S. investors that may be treated as owning 10% or more of our stock by vote or value are strongly urged consult their tax advisers regarding the potential application of these rules in their particular circumstances.

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

On November 8, 2022, our wholly-owned subsidiary, White Horse Hongkong Holding Limited, entered into a share purchase agreement with The Gap, Inc. (“Gap”) and Gap (UK Holdings) Ltd. for the acquisition of the entire equity interests of two of its operating entities, Gaipu (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited, which operate the whole business of Gap Greater China. In the meantime, certain affiliates of ours and Gap’s entered into a series of business arrangements through which Gap grants us the right to manufacture, market, distribute and sell Gap products in Greater China with local creation capabilities on an exclusive basis. The duration of these business arrangements totals 20 years, with an initial term of ten years that can be renewed twice with each renewal of a five-year term.

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

In February 2023, we completed the acquisition of Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”) and started to operate Gap’s operations in Mainland, Hong Kong and Macao, China. During the year, we prioritized on the smooth post-acquisition transition of Gap Shanghai, including efforts in refining product and merchandising strategies, building supply chain infrastructures, enhancing back-end systems and developing talent pool.

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

In 2024, we acquired 51% equity of Hangzhou Location Information Technology Co., Ltd. (“Location ITC”), one of the top-tier Douyin partner specializing in apparel and accessories with experience in the livestreaming space. This acquisition allows us to integrate our expertise in creative content, portfolio of brand partnerships and e-commerce operations with Location ITC’s capabilities and insights in daily livestreaming. Location ITC was awarded Diamond Brand Service Partner, the highest rating for service provider on Douyin e-commerce platform. This recognition reflects our efforts in providing quality services and reinforces our position in the industry. Moving forward, we are poised to further enhance our capabilities and offerings, ensuring that we consistently meet and exceed the expectations of our customers.

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

B.      Business Overview

We are a leading pioneer in the brand e-commerce service industry and a digital commerce enabler in China. We empower a diverse range of brands to grow and succeed by leveraging our end-to-end e-commerce service capabilities, omni-channel expertise, and technology-driven solutions.

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

The expansion of Baozun group into three business lines – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 17 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

Since 2023, we have initiated the company’s strategic transformation. Accordingly, starting from the first quarter of 2023, we implemented certain segment reporting changes to better reflect our strategic transformation initiatives. As a result, we reported two operating segments, namely E-Commerce (including BEC and BZI) and Brand Management (BBM).

In 2022, 2023 and 2024, our total net revenues were RMB8,400.6 million, RMB8,812.0 million and RMB9,422.2 million (US$1,290.8 million), respectively. For the same periods, net revenues from product sales accounted for 31.5%, 38.1% and 36.8%, respectively, of our total net revenues. We recorded net loss of RMB610.4 million, RMB222.8 million and RMB138.4 million (US$19.0 million) in 2022, 2023 and 2024, respectively. We had non-GAAP net income of RMB15.1 million (US$2.1 million) in 2024, and we had non-GAAP net loss of RMB3.3 million (US$0.5 million) in 2023, while we recorded non-GAAP net income of RMB182.6 million in 2022. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Non-GAAP Financial Measures.” In 2023 and 2024, our total net revenues in E-Commerce were RMB7,621.1 million and RM8,070.3 million respectively, total revenues in Brand Management were RMB1,271.0 million and RMB1,474.4 million respectively. In 2023 and 2024, we recorded non-GAAP operating income of RMB164.0 million and RMB179.6 million for E-Commerce, and non-GAAP operating loss of RMB187.7 million and RMB168.8 million for Brand Management.

E-Commerce

Our competitive advantages have enabled us to achieve rapid growth in the number of our brand partners. We serve global leaders in their respective verticals such as Philips, Nike and Microsoft. Our ability to help brand partners navigate through the challenges imposed by COVID-19 leveraging our efficient e-commerce operational capabilities and effective omni-channel solutions demonstrates the value of our services. With our excellent performance, along with several complementary acquisition during 2024, we managed to grow our brand partners to more than 490 as of December 31, 2024.

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

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. In the recently released 2025 Tmall ecosystem certification, Baozun has excelled by obtaining seven certifications across two key capabilities and five industries. These certifications include Intelligent Operation Capabilities, Service Experience Capabilities, as well as industry-specific recognitions in sports and outdoor, apparel, home lifestyle, automotive, and 3C electronics sectors. Among all participating companies, Baozun stands out with the highest number of certifications obtained. We believe we are well positioned as a definitive leader in the e-commerce service industry.

In additional to Tmall channel, we also won Jingzhuoyue Awards by JD.com in 2024. For private domain, we were also awarded as Excellent Third-Party Operation Partner of the Year and Outstanding ISV Partner of the Year in Tencent Intelligence Retail Qianyu Program. In terms of capabilities in emerging new channels, we have further intensified our focus on creative content and live streaming. As a result, we were honored with the Diamond Brand Service Provider recognition on the Douyin platform, the highest rating for service provider on Douyin e-commerce platform.

In 2024, our exceptional services garnered multiple prestigious awards, reflecting our industry-wide recognition. For instance, in customer service, we were honored with the Tmall Ecosystem Outstanding Customer Service Award. In digital marketing, we secured the Gold Prize at the ROI Festival, one of Asia’s most influential creative marketing award ceremonies. Additionally, in the realm of technology, we were shortlisted for the Gartner 2024 DOM Market Guide and received the Outstanding Case Award at the AliCloud Quick BI Competition. These accolades underscore our comprehensive full-chain service capabilities and our commitment to improving all facets of our operations.

E-Commerce Capabilities and Business Model

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

In 2022, 2023 and 2024, net revenues from product sales from E-Commerce segment accounted for 31.5%, 23.7% and 21.2%, respectively, of our net revenues, and net revenues from service from E-Commerce accounted for 68.5%, 61.9% and 63.2%, respectively, of our net revenues. In light of the macro-uncertainties, our strategy for product sales and distribution model is to pursue high-quality growth with a clear focus on value proposition profitability and working capital efficiency. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives, as well as optimize our resource allocation. Accordingly, our revenue mix may vary over time.

The following table sets forth a breakdown of services revenue by business models for the years indicated:

	For the fiscal year ended December 31,
	2022		2023		2024
		% of		% of		% of
		Net		Net		Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues

	(In millions, except for percentage)
Services revenue
Online store operations	1,624.1	19%	1,604.7	18%	1,765.4	19%
Warehousing and fulfillment	2,380.9	29%	2,194.4	25%	2,189.2	22%
Digital marketing and IT solutions	1,751.4	21%	1,735.8	20%	2,120.9	23%
Inter-segment eliminations*	—	—	(80.1)	(1)%	(120.2)	(1)%
Total net revenues from services	5,756.4	69%	5,454.8	62%	5,955.3	63%

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

E-Commerce Business Models

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

Leveraging our experience in the ecommerce value chain, we have gained widespread recognition and acknowledgment of our expertise in digital marketing. In 2024, we won the Golden Wheat Award in our key industries of apparel and home appliances, a prestigious accolade in the e-commerce sector. We also secured the top prize at the M Awards, recognized as one of the most significant awards in the ecommerce industry. In 2024, we were honored as the “Digital Marketing Company of the Year” at the IAI Awards. At the ECI Awards, we won a gold prize in product innovation. Additionally, we received certifications for our marketing strength across two major platforms, earning 12 different types of awards. We were awarded the gold medal for new product operations and hit product creation by Alimama, and were honored as the 2024 Ecological Excellence Partner by the JD platform.

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

Recognizing the transformative potential of digital commerce and the rising demand for engaging consumer experiences, Baozun invested significantly in developing high-quality live streaming content to enhance customer engagement and drive sales conversion. By leveraging the power of real-time interaction and authentic product demonstrations, we aimed to create a more immersive shopping experience that resonates with today’s tech-savvy consumers.

To amplify its content-driven livestreaming strategy, we established strategic partnerships with prominent influencers and key opinion leaders across various platforms. These collaborations allowed the company to reach a broader audience, tap into diverse consumer segments, and build trust through authentic recommendations. Additionally, we enhanced its internal capabilities by training dedicated teams to produce compelling livestreaming content that aligns with brand values and appeals to target demographics.

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

Customer Service

The Baozun customer service team has been deeply involved in the e-commerce customer service field for many years, accumulating rich experience and using cutting-edge technology to build a comprehensive and efficient e-commerce customer service solution. This solution precisely meets the diverse needs of users for segmented and personalized services.

Baozun has a professional customer service team that provides 7*24 end-to-end shopping guidance and after-sales service. Additionally, Baozun is equipped with an industry-leading professional AI trainer team dedicated to enhancing the autonomous problem-solving capabilities of artificial intelligence. By integrating Robotic Process Automation (RPA) scenarios, Baozun significantly reduces the human resources required for handling repetitive customer inquiries and after-sales orders, thereby reallocating these resources to high-value emerging service scenarios such as VIP exclusive services, 1-on-1 video shopping guidance, and live streaming customer service. This helps brand clients establish deeper and closer connections with consumers in new traffic domains.

To ensure the sustainable development of brand businesses, Baozun has strategically established industry-leading customer service centers in Shanghai, Nantong, Hefei, Nanchang, Rizhao, Anqing, Zhuhai, as well as Hong Kong, and Taiwan regions of China. The customer service talent supply chain built over the years provides a solid foundation for delivering high-quality services, reducing costs, and improving efficiency for brands.

Baozun leads the way in introducing the authoritative customer service management standards Customer Operations Performance Center (COPC) and “Product, Price, Promotion, Place” (4PS) Strategy in the e-commerce customer service field, providing a guarantee for continuously optimizing customer service operations and delivering excellent multi-channel services.

Leveraging years of accumulated customer service experience, Baozun accurately grasps the development trends of cutting-edge technology and deeply integrates new technologies with business scenarios. This continuous empowerment of customer service upgrades and expansion of service boundaries brings consumers a superior and efficient shopping experience. In 2021, Baozun’s self-developed integrated management platform, S-ANY, with its intelligent, visual, and real-time management functions, efficiently coordinated the operations of the customer service team. It ensured that brands delivered excellent services while precisely capturing consumer feedback, thereby aiding the continuous optimization of the customer experience.

Meanwhile, Baozun actively embraces the AI development, vigorously promoting the application of AI-generated content (AIGC) in the customer service. This has achieved significant results in improving labor efficiency, enhancing customer satisfaction, and boosting sales capabilities.

In 2024, S-ANY launched new module for public opinion monitoring and the intelligent assistant S-Whiz, successfully realizing three major functional modules: store knowledge base, intelligent script generation, and product recommendation. These functions can adapt to various customer service application scenarios, helping brands maximize service efficiency and customer experience. This further improved customer service efficiency and quality, with customer satisfaction increasing by 4% compared to 2023.

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

As of December 31, 2024, we directly operated 33 warehouses with an aggregate gross floor area of approximately 980,000 square meters in ten cities, including Shanghai, Suzhou, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing, Jinan, Changshu and Ezhou. Our directly-operated warehouses fulfilled approximately 56.8 million, 68.9 million and 84.3 million outbound orders to consumers in 2022, 2023 and 2024, respectively. Our warehouses cater to different product categories. In addition, we also collaborate with four third-party warehousing service providers and store goods in warehouses operated by them as of December 31, 2024, to better utilize warehouse resources and better serve brand partners’ needs.

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

In addition to meeting the warehousing and logistics needs of our existing brand partners that cooperated with us, we further intensified our efforts to acquire new logistics business in 2024. While gaining more external clients, we also expanded our business scope to include B2B services and cross-border logistics.

Brand Partners & Brand Partner Development and Services

Brand Partners

As of December 31, 2024, we provided e-commerce solutions to more than 490 brand partners, including approximately 330 brand partners in online store operations, approximately 340 brand partners in digital marketing and IT solutions, and approximately 180 brand partners in warehousing and logistics. primarily under service contracts with a term typically ranging from 12 months to 36 months. Our brand partners cover diverse product categories, including: apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods and mother and baby products; and automobiles. Some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands we operate under the distribution model and (ii) provision of our services to these brand partners primarily under the consignment model and service fee model. Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model and our customers under the service fee model and consignment model.

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

Omni- Channels

We currently provide brand e-commerce services under three business models on major marketplaces, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou. As of December 31, 2024, approximately 48.8% of our brand partners engaged with us for store operations of at least two channels, compared with 44.7% as of a year ago. For value-added services in warehouse and logistics management, IT and digital marketing, most brand partners engaged with us in omni-channel basis, to enhance productivity and efficiency for their omni-channel development. We also operate official brand stores and provide O2O solutions to our brand partners. Enabled by our advanced technological capabilities, we can seamlessly integrate the brand partners’ operations across various channels with unified product details and consumer profiles, strategic cross-channel marketing and synchronized inventory management, which provide the brand partners with a single view of their business across different channels and platforms. We leverage all of these platforms to deliver omni-channel solutions that combine the strengths of diverse platforms to achieve optimal branding effect and sales results responsive to the e-commerce objectives of each brand partner.

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

Our brand partners increasingly merge their view of their official brand stores and WeChat Mini-Programs into a single private domain, and as such, we have consolidated our official brand stores and WeChat Mini-Programs into a single metric. As of December 31, 2022, 2023 and 2024, we operated 101, 113 and 124 official brand stores and Wechat Mini-program stores, respectively.

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

Technology Infrastructure and Business Application Portfolio

We have made significant investments in developing our proprietary technology platform. We will continue to invest in our platform to support IT commercialization and deliver solutions that address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. Our technology systems and applications facilitate brand partners’ digital transformation throughout the e-commerce value chain--from storefront sales to backend fulfillment; from consumer acquisition to customer lifecycle management; from achieving operational efficiency to gaining industry insights. We have copyrights to 352software programs developed by us relating to various aspects of our operations as of March 31, 2025.

Our technologies span across all areas of digital commerce from business applications to data intelligence, and from technology platforms to enterprise integration. Business applications include Direct-to-Consumer touchpoints, Omni-channel business operations, and Big data business intelligence. Technical stacks encompass IaaS, PaaS, and SaaS layers.

Business applications: Direct-to-Consumer touchpoints

●	Transaction Service Application: DTC solution, Baozun’s private domain transaction platform, supports rich interactive marketing scenarios, adopts the SaaS tenant model, and enriches private domain services of multiple brands and multiple sites. DTC solution is seamlessly integrated with our e-commerce support systems such as order management system(OMS) and warehouse management system( WMS), to ensure synchronization across omni-channel solutions.

●	Cloud-based System is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. It allows us to efficiently build up comprehensive functions for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. DTC solution contains various prototypes to ensure greater efficiency in setting up online stores, while also supporting comprehensive customization to best fulfill brand partners’ specific needs. Such a system helps us improve our operating efficiency, reduces store maintenance costs, and improves our ability to serve more brand partners. At the same time, front-end components are abstracted and updated to better serve brand partners’ private domain business.
●	Customer Service Application: Shopcat, our Customer Relationship Management (CRM) system, or Shopcat, leverages Baozun’s big data platform to manage consumer data assets and assist in operational decisions. Supported by business oriented product design based on our big data platform, Shopcat assists operational decisions. Shopcat also integrates online and offline membership programs to facilitate our O2O initiatives. Collectively, Shopcat and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and proprietary transaction data to generate actionable insights for our brand partners.
●	O2O Solutions allow brand partners to seamlessly integrate their inventories across offline and online channels to share and optimally utilize resources of products and inventories across different channels. These solutions provide seamless data integration that cover order routing, customer management, products and inventory intelligence, and delivery optimization.

Business applications: omni-channel business operations

●	Construction and integration of omni-channel user-interfaces facilitate brand partners to stay engaged with consumers wherever they are. Our solutions cover brand partners’ official brand stores and major online marketplaces in China, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou, and offline stores.
●	Merchandise Service Application: Product Information Management (PIM) system provides a one-stop digital asset management platform for brands, helping the brands quickly expand their businesses through all channels, and ensuring the consistency of product experience through all channels.
●	Fulfillment Service Application: Order Management System (OMS) controls the processing of sales orders by online stores, including order data fetching and transfer, and fulfillment. This core system connects both internal and external warehousing systems and is capable of tracking order statuses. It also manages all post-sales services such as order canceling, product returns and payment refunds. OMS currently supports all channels including marketplaces and official brand stores. OMS has been upgraded to ROP in order to comprehensively support both online and offline business operations. Additionally, enhancements have been made to promotional activities, supply chain planning, and financial functionalities, thereby enabling the retail middle office to effectively support not only online and offline scenarios but also B2B contexts.
●	OMS products are incorporated into inventory, financial services, namely IOSP, Recon-Ease. Inventory and Order Service Platform ( IOSP): IOSP is designed for our omni-channel e-commerce and O2O initiatives, which instantly and precisely interlinks and synchronizes with inventories at each of our brand partners’ omni-channels. It allows brands to consolidate digital inventories and to dispatch across different scenarios at each of their retail omni-channels. IOSP is comprised of two key modules:
●	Inventory Management, which enables real-time smart inventory monitoring and management to ensure sufficient inventories across channels; and Order Routing, which assigns orders based on optimal inventory level, inventory location and fulfillment cost. IOSP helps brands reduce inventory cost, minimize overselling risk and maximize the management efficiency of inventories.
●	Financial Service Application: Recon-Ease provides full-domain e-commerce financial accounting solutions. Based on the best practices of financial accounting scenarios on mainstream e-commerce platforms, Recon-Ease realizes automatic financial reconciliation and efficient financial operation of online businesses.

●	Warehouse Management System (WMS) assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow and enhance labor productivity. Our WMS covers brand partners’ logistics needs in both B2C and B2B businesses.

Business applications: Big data business intelligence

●	BI Applications: Baozun Business Intelligence (BBI) is a renowned data product suite developed by Baozun, encompassing three distinct solutions.
●	BBI BEC is an internal operational data product designed to support Baozun’s e-commerce operations. It aims to be the premier Business Intelligence (BI) solution in the e-commerce agency (TP) industry, maintaining leadership in BI and data capabilities within this sector. Specifically, it supports Baozun’s e-commerce operations (BEC), with Order Management System (OMS) and platform Party B data serving as its core components.
●	Launched in 2024, BBI Cloud is a comprehensive SaaS data application platform tailored for brand e-commerce. Its objective is to become the leading second-party and third-party data partner for brands. The platform covers over 60 industry categories and more than 2,000 competitive stores across omnichannel platforms. It provides end-to-end data scenarios and related business intelligence reports for five core business areas, leveraging platform-based second-party and third-party data, cloud-based warehouse information, and high-priority brand content for advanced data analysis and insights.
●	Also launched in 2024, BBII is a data intelligence application that integrates large-scale AI models to provide data intelligence solutions based on usage scenarios from BBI BEC and BBI Cloud. It offers conversational data analysis through ChatBl and has been successfully applied during the 2024 Double 11 Promotion.
●	Artificial Intelligence Application: Baozun AI application brings continuous growth to the brand through data drive. In 2024, Baozun’s AIGC Chat application has integrated with four advanced models: GPT-4, Tongyi Qianwen, Doubao, and DeepSeek, offering mobile support for voice input. We have launched several AIGC products including the Chat application (BaozunGPT), AI image generation tool (BaozunART), AI short video creation tool (BaozunVIDEO), and customer service assistant (S-Whiz). These applications are specifically designed to meet business needs by implementing large-scale AI models in areas such as marketing, design, operations, customer service, and product management, thereby providing comprehensive solutions and achieving a closed-loop business process.

Technology infrastructure

●	BaaS (Business applications as a service) includes transaction, commodity, promotion, inventory, payment, order, price, membership and other modules content.
●	DaaS (Data applications as a service) collects and organizes data relating to product information, transaction information, consumers’ geographic location and purchase history throughout all stages of business transactions.
●	PaaS (Platform applications as a service) comprises Technology Platform and Data Exchange Platform. Technology Platform includes tenant management, development and operation of basic services, technical monitoring and alarm, secondary development and operation of open- source middleware, etc. Data Exchange Platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system and also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.
●	Baozun Hybrid Cloud is a hybrid cloud infrastructure, upon which our proprietary technology is built. It offers secure and elastic computing power, storage, and network infrastructure, supporting our brand partners’ business around the clock. It can be readily expanded internally or through public clouds (such as AliCloud, AWS cloud) to accommodate business and customer needs. Baozun Hybrid Cloud and its underlying data centers achieve multiple levels of system and network redundancies and resiliencies, and enhance our storing and computing capabilities with added flexibility to improve efficiency and reliability.

In 2024, we undertook a comprehensive study on the high operational costs associated with Baozun’s SaaS and application architecture. Based on this research, we developed an internal platform for SaaS application governance known as the Wingate Platform. This platform enables the systematic management and analysis of Baozun’s IT data dictionary, thereby facilitating governance in areas such as quality, performance, cost, and service dependencies.

IT Commercialization

It is worth highlighting that in 2022, Baozun officially launched a new technology business brand named Baozun Omini-Channel Digital Operating Platform (“BOCDOP”), aimed at supporting the digital transformation of the retail industry. Leveraging Baozun Group’s 17 years of expertise in retail technology and operations, Baoer has facilitated the strategic upgrade to Unified Commerce for numerous domestic and international brands. This has enabled an omnichannel, consistent, real-time, and personalized consumer experience, positioning Baoer as a pivotal force in brand digital transformation.

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

In 2024, BOCDOP will deepen its technological advancements in omnichannel solutions, large-scale models, and generative AI, focusing on scenario-based applications and exploring more intelligent solutions. We aim to provide comprehensive retail solutions while actively leveraging Baozun’s extensive data assets—accumulated over 17 years in areas such as customer profiles, product information, and transaction records—to develop vertical models tailored for the retail and e-commerce sectors. This will enhance the intelligent application of brand data assets in the AI era, emphasizing integration capabilities across online and offline channels and data empowerment. Overall, Baozun’s IT commercialization efforts have seen significant growth in 2024, with the data business experiencing the most rapid expansion. This success is underpinned by Baozun’s long-term investment in data infrastructure and capacity building, resulting in superior data quality, asset accumulation, analysis, and insight generation within the retail sector.

In 2024, we achieved substantial progress in the commercialization of IT solutions, continuing to secure and expand projects among KA customers. Our current client base, including BOCDOP customers, comprises leading brands across various industries such as FMCG, consumer electronics, luxury and luggage, fashion apparel, and sporting goods. Additionally, our IT products have garnered significant recognition within the industry. Specifically, Baozun was acknowledged as the sole technology service provider in the Asia-Pacific region featured in Gartner’s January 2024 Distributed Order Management System Market Guide. Additionally, two of Baozun’s flagship IT products were recommended in Gartner’s June 2024 Digital Commerce Technology Vendor Guide. These consecutive recognitions by Gartner underscore Baozun’s leadership in global brand e-commerce and technology services.

Brand Management

Brand Management Business Model

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

Baozun Brand Management primarily focus on designing, developing, manufacturing, and marketing apparel and accessories under our brand portfolio. Our business is centered around creating high-quality products that cater to diverse consumer needs across various apparel and accessories categories primarily covering men, women, kids & baby. We generate revenue from the sale of our products through both direct-to-consumer and wholesale channels.

Baozun Brand Management places a strong emphasis on innovation and market insights, aligning with global trends in the apparel industry while maintaining a localized approach to meet Chinese consumers’ unique preferences. Through this integrated model, we ensure efficient supply chain management and maintain strong relationships with our partners to deliver superior products and services.

Our technologies and insights enable us to forge a sustainable, symbiotic relationship between physical retail and online commerce. We aim to deliver the best-in-class, seamless omni-channel experience by integrating the digital and the physical at scale, and to excel where few have done so in retail. We are evolving into a leading brand management company of iconic brands through a combination of transformative acquisitions and the consistent growth of our brands in China across all channels.

In November 2022, we entered into a share purchase agreement with The Gap, Inc. and Gap (UK Holdings) Limited. Gap Inc., a collection of purpose-led lifestyle brands, is the largest American specialty apparel company offering clothing, accessories, and personal care products for men, women, and children under the Gap, Old Navy, Banana Republic, and Athleta brands. Concurrently, BBM and The Gap, Inc. established a series of business arrangements, through which The Gap, Inc. grants us the right to manufacture, market, distribute, and sell Gap products in Greater China with local creation capabilities on an exclusive basis. On January 31, 2023, we closed the transaction with Gap Inc. and Gap (UK Holdings) Limited.

In 2023, Baozun Brand Management Limited and ABG Hunter LLC, a subsidiary of Authentic Brands Group (“Authentic”), entered into a share purchase agreement (“JV SPA”), for BBM’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). As of March 31, 2025, affiliates of Baozun have entered into two license agreements with this JV through which this JV granted Baozun’s affiliates the right to manufacture, market, distribute and sell Hunter brand products in (i) Greater China and (ii) Singapore, Malaysia, Cambodia, the Philippines, Thailand and Vietnam respectively on an exclusive basis.

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

We regard our trademarks, patents, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2025, we owned 234 registered trademarks, 10 patents, copyrights to 352 software programs developed by us relating to various aspects of our operations, and 93 registered domain names.

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

Customers and Suppliers

Our brand partners and/or their authorized distributors are deemed as our suppliers under the distribution model in E-commerce segment and our customers under the service fee model and consignment model.

Customers

Our top five customers and their affiliates accounted for 21.4%, 22.3% and 35.1% of our total net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. These customers are brand partners under the consignment model or service fee model. Our largest customer and its affiliates accounted for 14.0%, 14.0% and 18.5% of our total net revenues for the same periods, respectively. For concentration risk related to our brand partners, please see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

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

Suppliers

Our top five suppliers and their affiliates accounted for 59.0%, 59.8% and 59.0% of our purchases for the years ended December 31, 2022, 2023 and 2024, respectively. Our largest supplier and its affiliates accounted for 29.7%, 33.2% and 27.3% of our purchases for the same periods, respectively. These suppliers are our brand partners and/or their authorized distributors under the distribution model. We select and purchase goods from such brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of them. We do not deem any of such suppliers as material.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide supplementary commercial insurances, including but not limited to health insurances, transportation insurances, and accidental injury insurance to some of our employees and interns. In addition, we provide freight transportation insurance, professional liability insurance and commercial comprehensive liability insurance to insure our business operation and product liability suffered by some of our subsidiaries. We maintain directors’ and officers’ liability insurance for our directors and officers. Except for a cyber information security insurance policy we have purchased that may cover income losses or other related losses suffered by certain of our subsidiaries due to service interruption caused by any cyber security or privacy events, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We consider that the coverage from the insurance policies we maintain is adequate for our present operations and is in line with the industry norm. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.”

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

Environmental Social and Governance

We are committed to delivering responsible and transparent solutions that support sustainable development and create long-term value for all stakeholders. Sustainability is deeply integrated into our operations, delivering tangible benefits to the communities we serve. In our 2024 Baozun Inc. Sustainability Report, we reaffirm our long-term commitment to environmental, social, and governance (ESG) principles. With the vision of “technology empowers the future success”, we continue to strengthen ESG management and contribute to global sustainability goals through innovation and the creation of shared value.

Governance

Baozun is a brand e-commerce solutions provider and digital commerce enabler in China. We believe that strong corporate governance and excellent ESG performance are essential to sustainable growth. We have established a sustainability committee to enhance ESG management.

ESG Governance: We embed ESG concepts into our culture and daily operations through a robust, top-down ESG governance structure that ensures our strategy and commitments are fully embedded across the business. Our Board of Directors holds ultimate responsibility for ESG oversight and performance. The Sustainability Committee is responsible for recommending ESG strategies, identifying major risks and opportunities, and reviewing all related policies to ensure alignment with company goals. Guided by this framework, our Sustainable Development Task Force, comprised of cross-functional departments, supports the design and implementation of ESG initiatives, strengthens risk management, and enhances internal controls.

We regularly convene Sustainability Committee meetings, where our members collectively explore the latest policy trends in the ESG field. This collective effort aims to enhance our understanding and gain deeper insights into global sustainability standards, furnishing a valuable reference framework for efficiently integrating these standards into our strategic decision-making processes.

Board Independence and Diversity: We are well aware of the long-term benefits of board independence and diversity for a business. As of December 31, 2024, the Board of Directors comprises 8 members, including 1 female director and 3 independent directors. The current board members possess professional capabilities and industry experience in the fields of supply chain management, IT, finance, and business administration, and other relevant areas.

Risk Management: We have established a comprehensive and professional risk management framework. The Board of Directors, as the highest authority, conducts annual reviews of the effectiveness of our financial, operational, and compliance risk systems. To ensure effective implementation, we have adopted a “three lines of defense” model, composed of operational management, an internal control team led by senior management, and the Audit Committee. The internal audit team, reporting directly to the Audit Committee, is responsible for conducting independent risk assessments, identifying potential risks across various areas, evaluating the effectiveness of controls, and following up on corrective actions.

We formulate an annual audit plan and target a full audit cycle across all business lines every three years. After each audit project, we review the issues identified and the proposed corrective actions, monitoring progress through periodic meetings. In 2024, we completed eight audit projects, identified 99 risk issues, and achieved a 90.3% resolution rate. Additionally, we enhanced company-wide risk awareness through compliance training sessions on data privacy and intellectual property.

Business Ethics: We maintain a zero-tolerance policy for any violations of laws, regulations, or unethical behavior in our business activities and are committed to continuously strengthening our business ethics and integrity framework to improve our management practices. We implement policies covering trade secret protection, anti-money laundering, anti-corruption, and anti-bribery, and establish robust supplier management to promote ethical conduct across all operations. In 2024, there were no incidents of competitive misconduct or corruption.

We cultivate a work environment grounded in integrity, fostering a culture of ethics through ongoing training, legal education, and initiatives that raise ethical awareness among our employees. In 2024, we provided comprehensive integrity training to our directors, senior executives, and full-time employees. Additionally, we enhanced our supplier management processes by requiring confidentiality agreements and enforcing strict anti-corruption policies. We encourage all employees to actively participate in integrity oversight, empowering them to uphold ethical standards throughout the company. To ensure transparency and accountability, we have established multiple accessible reporting channels across our operations.

Environmental

Guided by green development and low-carbon operations, we are committed to minimizing the environmental impact of our activities. We are dedicated to increasing public awareness of environmental issues, encouraging eco-consciousness among our business partners, and promoting sustainable consumption.

Responding to Climate Change: We recognize that climate-related risks and opportunities can affect our business operations, and we actively enhance our operational resilience to minimize our impact. In 2024, guided by the International Financial Reporting Standards (IFRS) S2 - Climate-related Disclosures, we assessed climate-related risks and opportunities through policy analysis, internal discussions, and expert recommendations. Based on the assessment results, we also conducted a comprehensive evaluation of the carbon footprint and environmental impact across the entire product lifecycle, including upstream and downstream logistics, corporate operations, and end-of-life product disposal. We have set a target to reduce greenhouse gas (GHG) emissions (Scope 1, 2 and 3) by 50% by 2030, with 2021 as the baseline year, and to achieve GHG neutrality (Scope 1, 2 and 3) by 2050. In 2024, our Scope 1 and Scope 2 GHG emissions decreased by 35.5% compared to 2021. At the same time, we have consistently advocated for and promoted sustainable work practices and lifestyle choices among our employees and consumers. Moreover, in 2024, Baozun received a B rating (Management Level) in the CDP Climate Change Questionnaire, underscoring our strong commitment and ongoing efforts to drive sustainable development.

Green Operation: We are committed to advancing sustainable practices across our operations, including “green workplace”, “green warehousing”, “green logistics”, “green packaging” and “green cooperation”. As part of our energy conservation initiatives, we have installed photovoltaic carports in the headquarters office area, generating 79.9 MWh of electricity annually, and implemented a variable refrigerant volume (VRV) air conditioning system to optimize energy efficiency.

In our warehouse operations, we have enhanced efficiency by upgrading lighting systems and optimizing equipment, resulting in a low-carbon automated warehouse. Additionally, we deployed green energy across three logistics parks, installing 46,000 square meters of photovoltaic systems that generate approximately 6,000 MWh annually. In 2024, we introduced a real-time carbon emission dashboard to analyze emissions and implement effective reduction measures. We also achieved carbon neutrality certification for two logistics parks. Through big data, we optimized logistics routes, reducing fuel consumption by approximately 257 tons. We transitioned from air to land transportation, increased the use of new energy vehicles, and reduced the carbon footprint of our transportation network.

Furthermore, we continue to innovate in managing green packaging materials and explore eco-friendly solutions. In 2024, we used 9,484 tons of recycled packaging materials. We also collaborated with brand partners on the “Reviving Old Shoes” initiative, collecting over 7,500 pairs of shoes to contribute to the construction of eco-friendly sports fields.

Social

We are committed to empowering the development of the industry with technology and innovation, providing high-quality services and innovative solutions to our brand partners, and creating shared value with our employees, community and society at large. In 2024, we received four sustainability awards and honors. We hosted the 8th Global Brand E-commerce Summit to provide forward-looking insights and trend interpretations for the industry.

Innovation: We continue to make significant investments in research and development, strengthening our technology infrastructure and proprietary systems. In response to the evolving e-commerce landscape, we remain committed to building omnichannel digital operations as a core innovation-driven objective. Leveraging forward-looking technological advancements, we consistently deliver industry-leading solutions that create new growth opportunities for our brand partners. In 2024, our OMS 4.0 and DTC 2.0 products were included in the recommended guide for technical service providers issued by Gartner, a globally recognized IT research and advisory firm, underscoring our strong market competitiveness and innovation capabilities. We have also persistently advanced the optimization and enhancement of our technology business brand, BOCDOP, with the aim of delivering real value to both brand partners and consumers.

Information Security and Privacy Protection: We have established our information security management committee as the highest decision-making body, with overall responsibility for our information security and privacy protection strategies and practices, reporting directly to our board of directors. We review our information security work in accordance with advanced domestic and international standards and complete the construction of information and data security from four dimensions: information security management structure and system, taking key safeguard measures and actions, building an emergency mechanism, and strengthening employees’ awareness. In 2024, we maintained valid certifications for the ISO 27001 Information Security Management System, ISO 27701 Privacy Information Management System, and the Level 3 Cybersecurity Level Protection Assessment. By the end of the year, a total of 15 subsystems across six major systems had successfully passed certification audits by national evaluation agencies. We conducted 31 penetration tests and one emergency response drill. In 2024, there were no reported incidents of information security breaches or data leaks.

Customer Satisfaction: We provide customer service operations for our brand partners and establish dedicated customer service teams tailored to each partner’s needs. We continuously improve our services to deliver better experiences to all consumers. In 2024, we collaborated with the Customer Operations Performance Center (COPC) to offer the COPC® Customer Experience Excellence in Practice Training to our employees. Ten employees participated in this off-the-job training, all of whom passed the certification with outstanding performance and received the COPC® Customer Experience Navigator qualification, significantly enhancing the professionalism and service capabilities of our customer service team.

Simultaneously, we optimized our internal elite certification program by implementing eight distinct certifications that include hotline management, data entry skills, business English, training skills, AI trainers, sales capabilities, post-sales comprehensive abilities, and Office skills proficiency. In 2024, a total of 1,002 participants completed the certification process, with 621 certifications granted, representing a pass rate of 62%.

We leveraged our self-developed integrated management platform, S-ANY, to coordinate customer service operations through intelligent, visual, and real-time management. The platform also enabled accurate capture of consumer feedback, supporting the continuous improvement of customer experience. In 2024, we enhanced S-ANY with new features, including public opinion monitoring, and launched S-Whiz, our intelligent customer service assistant, driving a 16% year-over-year increase in customer satisfaction.

Employee Rights and Benefits: We are committed to providing our employees with comprehensive social benefits, an inclusive and diverse work environment, and broad opportunities for career development and leadership training. In 2024, we established regulations on management ethics and workplace harassment prevention, and integrated policies related to recruitment, promotion, and performance management into our human resources framework.

We maintained a vibrant and engaging workplace culture, organizing a variety of activities such as sports events, cultural programs, innovation contests, and themed employee engagement initiatives to promote work-life balance and enrich the employee’s experience.

We also implemented a structured approach to talent management, focusing on talent assessment, capability development, and career progression. In 2024, we conducted a comprehensive talent inventory covering 3,662 employees, representing a 50% increase from the previous year. We upgraded the Baozun Capacity Development Center with integrated online and offline training resources and refined our promotion mechanisms and competency models to support long-term succession planning. Throughout the year, a total of 89,021 training hours were completed, averaging 11.31 hours per employee.

Diversity and Inclusion: We advocate for a diverse workforce and uphold the rights of minority groups, vulnerable groups, and female employees, firmly opposing any form of discrimination and harassment. We are dedicated to increasing gender diversity. We also offer job opportunities for people with disabilities, encouraging them to apply their creativity in an inclusive, barrier-free work environment. As of December 31, 2024, we employed 18 colleagues with disabilities, and the proportion of female employees reached 61.8%.

Sustainable Supply Chain: We actively advance sustainable supply chain management to minimize the environmental and social impacts of our procurement activities. We strengthen sustainable development practices, including employee rights protection, business ethics compliance, and environmental protection, by closely collaborating with our partners through sustainable management and evaluation of the supply chain. While driving the sustainable upgrading of the supply chain, we are also committed to enhancing the long-term stability and sustainable development capabilities of our own business. Throughout 2024, we collaborated with 4,550 suppliers, including 4,432 domestic suppliers. We provided training to 1,276 suppliers, totaling 636 hours. Additionally, 786 suppliers underwent environmental or social impact assessments, with no significant impacts identified.

Community Investment: We promote social responsibility and actively fulfill our corporate duties through material donations, volunteer activities, and public welfare courses. We focus on community development, education, and healthcare, working to build strong, loving, and responsible community relationships for a better society. In 2024, we regularly carried out public welfare activities, including voluntary blood donations and water stations, to support local community development.

We actively deepen the integration of industry, academia, and research by offering employment training opportunities, supporting vocational education through school-enterprise cooperation, and cultivating talent for the e-commerce industry. We established the Baozun-Nantong Open University E-Commerce Industry College, launched targeted training programs in rural areas, and organized initiatives such as the “Hang Bao Business Festival” to enhance practical experience and advance sustainable development.

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

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. As of the date of this annual report, the arbitration proceeding is still ongoing. There is no certainty that the arbitration tribunal will rule in our favor, and even if it does rule in our favor, there is no guarantee that we will be able to fully recover the amount owed. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor, and did not make additional allowance in 2024.

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

Foreign Investment Law

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures, or Negative List, for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by MOFCOM and the NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On September 6, 2024, MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), which became effective on November 1, 2024. On October 26, 2022, MOFCOM and the NDRC also jointly promulgated the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023.

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

Foreign Investment in Value-Added Telecommunications Businesses

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008, February 6, 2016 and May 1, 2022 (namely, the “2022 FITE Regulations”). MIIT issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT license, is prohibited from leasing, transferring or selling the VAT license in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in China. Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), provision of value-added telecommunications services falls within the ‘restricted’ category. As such, the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%. Pursuant to the 2022 FITE Regulations which came into effective on May 1, 2022, in general, foreign investors are not allowed to hold more than 50% of the equity interests of a company engaged in value-added telecommunications services. On March 29, 2022, the State Council promulgated the Decision of the State Council on Amending or Abolishing Certain Administrative Regulations (the “Decision”), which came into effect on May 1, 2022. According to the Decision, the requirement of good track record and operational experience of the primary foreign investor in a foreign-invested value-added telecommunications enterprise, as stipulated in the 2022 FITE Regulations was cancelled.

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

Medical Device Operation Enterprise Permit

Pursuant to the Regulations on the Supervision and Administration of Medical Devices, which was issued by the State Council in 2000 and latest amended on December 6, 2024, which became effective on January 20, 2025, medical devices are divided into three types and enterprise engaged in the distribution of type two medical devices shall complete record-filing formalities with the municipal level food and drug administration and provide supporting materials to satisfy the relevant conditions of engaging in the operation of medical devices.

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

In addition, on September 24, 2024, the State Council promulgated the Network Data Security Management Regulations, which took effect on January 1, 2025 applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. The Network Data Security Management Regulations set out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. In accordance with the Network Data Security Management Regulations, network data processors engaged in network data processing activities that affect or may affect national security shall apply for a cybersecurity review.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal data should have clear and reasonable purposes, be directly related to the purposes of processing, and be carried out in a way that has minimal impact on personal rights and interests; the collection of personal data should be limited to the smallest scope necessary for achieving the purpose of processing, and personal data should not be collected excessively; the processing of personal data should follow the principles of openness and transparency, make public the rules on personal data processing and publicly disclose the purpose, methods and scope of processing. The Personal Information Protection Law further provides that, personal data processors should be responsible for their personal data processing activities, and should take necessary measures to ensure the security of the personal data processed thereby. Anyone processing personal information in violation of or failing to perform any obligation of personal information protection specified in Personal Information Protection Law in the processing of personal information will be ordered to make a correction, given a warning, and confiscated of any illegal gain by the authorities performing personal information protection duties, and any application program that illegally processes personal information will be ordered to suspend or terminate its services; and if the required correction is not made, a fine of up to RMB1 million (US$7.2993) will be imposed on the violator; and any person in charge or any other individual directly liable for the violation will be fined between RMB10,000 (US$1,370.0) and RMB100,000 (US$13,699.9).

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

On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, shall file with the CSRC, among others, (i) with respect to its follow-on offering in the same foreign market within three business days after completion of the follow-on offering, and (ii) with respect to its follow-on offering and listing in other foreign markets within three business days, after its initial filing of the listing application to the regulator in the place of such intended listing. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million (US$136,999.4) to RMB10 million (US$1.4 million) on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 (US$68,499.7) to RMB5 million (US$0.7 million). The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB1 million (US$136,999.4) to RMB10 million (US$1.4 million).

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
Gaipu (Shanghai)
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

As a result of these contractual arrangements, we have the power to direct the activities of Shanghai Zunyi, and through the service fee paid to us under the exclusive technology service agreement, we can receive substantially all of the economic benefits of Shanghai Zunyi even though we do not receive all of the revenues generated by Shanghai Zunyi. We include the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries. Our VIE contributed an aggregate of 6.8%, 6.2% and 5.6% of our net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

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

D.           Property, Plants and Equipment

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of over 79,000 square meters of offices and operation centers as of December 31, 2024. As of the same date, we leased properties with an aggregate gross floor area of approximately 60,700 square meters in 33 major cities of 22 provinces and municipalities as retail stores for our BBM business line. In addition, as of December 31, 2024, we leased 32 warehouses with an aggregate gross floor area of over 682,000 square meters in Shanghai, Suzhou, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing, Jinan, Changshu and Ezhou. Our premises are leased under operating lease agreements from unrelated third parties.

In addition, as of December 31, 2024, we owned the land use right for an area of approximately 133,500 square meters, located in Suzhou, China, along with title to buildings with a gross floor area of approximately 298,000 square meters located on that land that we use as a warehouse.

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

Operational highlights

Operational Highlights of E-Commerce

In 2024, for E-Commerce segment, we achieved total net revenues of RMB8,070.3 million and adjusted operating profit of RMB179.6 million.

We put our brand partners’ needs at the center of everything we do. We are glad with our business development progress in 2024. As of December 31, 2024, we served more than 490 brand partners. During the year, in collaboration with Nielsen, we further upgraded our Net Promoter Score (NPS). We continue to identify opportunities to enhance services to brand partners. Our NPS score improved from 8.06 in the fiscal year of 2023 to 8.23 in the fiscal year of 2024, reflecting the increasing satisfaction of our clients with Baozun’s services.

As content-based platforms are generating a growing proportion of e-commerce, in addition to our own Creative Content to Commerce (CCC) business unit, in 2024 we completed the acquisition of Hangzhou Location Information Technology Co., Ltd. (“Location”) to further enhance our value proposition on emerging livestreaming channels. As of December 31, 2024, we have livestreaming studios with total area of over 20,000 square meters located in five cities in China, all of which equipped with state of art technology and experience team. As of December 31, 2024, revenue from Douyin channel increased by triple-digit year-over-year and accounted for approximately 5% of our E-Commerce revenue.

Omni-channel expansion remains a key theme for our brand partners. By the end of the year, approximately 48.8% of our brand partners engaged with us for online store operations of at least two channels, compared with 44.7% a year ago. For value-added services in warehouse and logistics management, IT and digital marketing, most brand partners engaged with us in omni-channel basis, to enhance productivity and efficiency for their omni-channel development.

Cost optimization wise, our regional service centers continued to scale up during the year and helped the Group to reduce costs. Meanwhile, we have proactively utilized artificial intelligence generated content (AIGC) tools such as ChatGPT, Deepseek and MidJourney in multiple areas such as content creation and, design, operation and customer services to enhance efficiency.

We also have Baozun International business unit under the E-Commerce segment. As of December 31, 2024, we have set up operation offices in ten regions out of mainland China, including Hong Kong, Taiwan, Singapore, Malaysia, the Philippines, Thailand, Vietnam, Korea, Japan and France. At the same time, we recruited top and experienced talents locally during the Year. We aim to empower brand partners with our strong e-commerce operational capabilities, customized vertical specific solutions, and localized services to better serve the digitalization needs overseas.

Operational Highlights of Brand Management

In 2024, for Brand Management segment, we achieved total net revenues of RMB1,474.4 million and adjusted operating loss of RMB168.8 million.

In 2024, we accelerated the pace of our offline network expansion by opening more than 50 new stores for Gap Shanghai, while focusing on optimizing store performance and enhancing customer experience. Additionally, we leveraged a rapid deployment strategy by opening pop-up shops in strategic locations to gauge consumer interest and test market viability. By executing these initiatives simultaneously, we successfully strengthened our presence, taped into new markets, and capitalize don emerging growth opportunities. We ended fiscal year of 2024 with a total number of 156 offline stores under our Brand Management segment.

During the year, we have also deepened our interactions with Gap Inc. and developed plans to better leverage the brand’s upward trend and global resources across product development, supply chain, merchandising and marketing. This close partnership enables us to tailor products to local preferences while preserving global brand integrity. We also incorporated global campaigns, such as “Get LOOSE” for regional appeal, to create a seamless and satisfying experience for our customers.

We continued to optimize planning and execution across design and supply chains to enhance efficiency and consistency from concept to delivery, ensuring better alignment of product availability with demand. During the year, we introduced channel-specific exclusive products and implemented a more strategic pricing rhythm aligned with the product lifecycle. For example, On Douyin channel, we participated in the Super Brand Show for both Adult and Kids & Baby.

In addition to Gap Shanghai, Hunter has also made solid progress as we continue refining product categories and optimizing our channel network. During the year, we opened 4 new offline stores for Hunter in Shanghai, Singapore and Malasia.

Financial Operations Overview

In 2022, 2023 and 2024, our total net revenues were RMB8,400.6 million, RMB8,812.0 million and RMB9,422.2 million (US$1,290.8 million), respectively. For the same periods, net revenues from product sales accounted for 31.5%, 38.1% and 36.8%, respectively, of our total net revenues. We recorded net loss of RMB610.4, RMB222.8 million and RMB138.4 million (US$19.0 million) in 2022, 2023 and 2024, respectively. We had non-GAAP net income of RMB182.6 million in 2022,non-GAAP net loss of RMB3.3 million in 2023 and non-GAAP net income of RMB15.1 million in 2024. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Non-GAAP Financial Measures.”

The following describes key components of our statements of operations:

Net Revenues

We generate revenue from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses based on one of our three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues primarily through selling products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and generally sell branded goods directly to consumers through our online stores, we also sell our own brand goods through our offline stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data. The amount of goods returned was RMB188.9 million, RMB328.8 million and RMB682.6 million (US$93.5 million) for the years ended December 31, 2022, 2023 and 2024, respectively, accounting for 7.1%, 9.8% and 19.7% of the product sales revenue in the respective periods.

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

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	2,644,214	31.5	3,357,202	38.1	3,466,928	474,967	36.8
Services	5,756,417	68.5	5,454,811	61.9	5,955,301	815,873	63.2
Total net revenues	8,400,631	100.0	8,812,013	100.0	9,422,229	1,290,840	100.0

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	%

	(in thousands, except for percentage)
Net revenues	8,400,631	100.0	8,812,013	100.0	9,422,229	100.0
Operating expenses
Cost of products	(2,255,950)	(26.9)	(2,409,110)	(27.3)	(2,473,804)	(26.3)
Fulfillment	(2,719,749)	(32.4)	(2,507,306)	(28.5)	(2,461,591)	(26.1)
Sales and marketing	(2,674,358)	(31.8)	(2,829,016)	(32.1)	(3,380,724)	(35.9)
Technology and content	(427,954)	(5.1)	(505,203)	(5.7)	(550,289)	(5.8)
General and administrative	(371,470)	(4.4)	(855,914)	(9.7)	(719,157)	(7.6)
Other operating income, net	95,292	1.1	123,368	1.4	55,445	0.6
Impairment of goodwill	(13,155)	(0.2)	(35,212)	(0.4)	(6,934)	(0.1)
Total operating expenses	(8,367,344)	(99.6)	(9,018,393)	(102.3)	(9,537,054)	(102.2)

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

China

Generally, our subsidiaries and our VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2024, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate.

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

The Company perform the ongoing annual impairment test for goodwill at the end of the fourth quarter. the Company may elect to perform qualitative assessment for the reporting units containing goodwill to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a qualitative assessment is not performed, or if as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. The impairment loss charged will be limited to the amount of goodwill allocated to that reporting unit.

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

	For the year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	2,644,214	31.5	3,357,202	38.1	3,466,928	474,967	36.8
Services	5,756,417	68.5	5,454,811	61.9	5,955,301	815,873	63.2
Total net revenues	8,400,631	100.0	8,812,013	100.0	9,422,229	1,290,840	100.0
Operating expenses(1)
Cost of products	(2,255,950)	(26.9)	(2,409,110)	(27.3)	(2,473,804)	(338,910)	(26.3)
Fulfillment	(2,719,749)	(32.4)	(2,507,306)	(28.5)	(2,461,591)	(337,237)	(26.1)
Sales and marketing	(2,674,358)	(31.8)	(2,829,016)	(32.1)	(3,380,724)	(463,157)	(35.9)
Technology and content	(427,954)	(5.1)	(505,203)	(5.7)	(550,289)	(75,389)	(5.8)
General and administrative	(371,470)	(4.4)	(855,914)	(9.7)	(719,157)	(98,524)	(7.6)
Other operating income, net	95,292	1.1	123,368	1.4	55,445	7,596	0.6
Impairment of goodwill	(13,155)	(0.2)	(35,212)	(0.4)	(6,934)	(950)	(0.1)
Total operating expenses	(8,367,344)	99.6	(9,018,393)	(102.3)	(9,537,054)	(1,306,571)	(101.2)
Income (loss) from operations	33,287	0.4	(206,380)	(2.3)	(114,825)	(15,731)	(1.2)
Other income (expenses)
Interest income	45,816	0.5	82,113	0.9	68,752	9,419	0.7
Interest expense	(56,917)	(0.7)	(41,344)	(0.5)	(38,987)	(5,341)	(0.4)
Unrealized investment (loss) gain	(97,827)	(1.2)	(68,031)	(0.8)	4,851	665	0.1
Gain (loss) on disposal of investment	(16,967)	(0.2)	—	—	—	—	—
(Loss) gain on disposal/acquisition of subsidiaries	(90,065)	(1.1)	631	0.0	—	—	—
Gain on repurchase of 1.625% convertible senior notes due 2024	7,907	0.1	—	—	—	—	—
Impairment loss of investments	(8,400)	(0.1)	—	—	(14,403)	(1,973)	(0.2)
Exchange gain (loss)	(32,384)	(0.4)	(8,530)	(0.1)	(10,213)	(1,399)	(0.1)
Fair value change on financial instruments	(364,758)	(4.3)	24,515	0.3	11,838	1,622	0.1
Loss before income tax and share of income in equity method investment	(580,308)	(6.9)	(217,026)	(2.5)	(92,987)	(12,738)	(1.0)
Income tax expense	(26,480)	(0.3)	(12,003)	(0.1)	(20,739)	(2,841)	(0.2)
Share of income (loss) in equity method investment	(3,586)	0.0	6,253	0.1	(24,658)	(3,378)	(0.3)
Net loss	(610,374)	(7.3)	(222,776)	(2.5)	(138,384)	(18,957)	(1.5)
Net loss (income) attributable to noncontrolling interests	843	0.0	(9,677)	(0.1)	1,990	273	(0.0)
Net income attributable to redeemable noncontrolling interests	(43,759)	(0.5)	(45,969)	(0.5)	(48,804)	(6,686)	(0.5)
Net loss attributable to ordinary shareholders of Baozun Inc.	(653,290)	(7.8)	(278,422)	(3.2)	(185,198)	(25,370)	(2.0)
Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(3.56)	0.0	(1.56)	0.0	(1.03)	(0.14)	0.0
Diluted	(3.56)	0.0	(1.56)	0.0	(1.03)	(0.14)	0.0
Net loss per ADS attributable to ordinary shareholders of Baozun Inc. (2)
Basic	(10.69)	0.0	(4.68)	0.0	(3.09)	(0.42)	0.0
Diluted	(10.69)	0.0	(4.68)	0.0	(3.09)	(0.42)	0.0
Weighted average shares used in calculating net income per ordinary share
Basic	183,274,855	—	178,549,849	—	179,678,986	179,678,986	—
Diluted	183,274,855	—	178,549,849	—	179,678,986	179,678,986	—
(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Fulfillment	(13,730)	(6,443)	(4,885)	(669)
Sales and marketing	(57,548)	(33,955)	(19,943)	(2,732)
Technology and content	(22,512)	(12,184)	(11,290)	(1,547)
General and administrative	(48,591)	(50,867)	(45,483)	(6,231)
	(142,381)	(103,449)	(81,601)	(11,179)
(2)	Each ADS represents three Class A ordinary shares.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2024.

Net Revenues

Our total net revenues increased by 6.9% from RMB8,812.0 million in 2023 to RMB9,422.2 million (US$1,290.8 million) in 2024. The increase in total net revenues was driven by revenue growth in both the Company’s E-Commerce and BBM business lines.

Revenue from product sales

The increase in the revenue from products sales during the Year as compared with last year was mainly due to the incremental contribution from product sales from Brand Management, which mainly comprised retail revenue from Gap China business, including both offline store sales and online sales; and partially offset by the decline from BEC due to the weak performance in the appliance, fast-moving consumer goods and electronics categories, as well as the Company’s optimization of its product distribution model, especially in the category of electronics. Product sales included product sales from E-Commerce and Brand Management of RMB1,999.6 million and RMB1,469.6 million for the Year, respectively, compared with product sales from E-Commerce and Brand Management of RMB2,092.2 million and RMB1,265.0 million for the year ended December 31, 2023.

Revenue from services

The increase in revenue from services during the Year as compared with last year was mainly due to a 22.2% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization, together with a 10.0% year-over-year growth in online store operations.

Operating Expenses

Our operating expenses increased by 5.8% from RMB9,018.4 million in 2023 to RMB9,537.1 million (US$1,306.6 million) in 2024, which primarily resulted from the increase in cost of products which is in line with product sales and the increase in sales and marketing expenses.

Cost of Products. Our cost of products increased by 2.7% from RMB2,409.1 million in 2023 to RMB2,473.8 million (US$338.9 million) in 2024. Cost of products as a percentage of net revenues from product sales decreased from 71.8% in 2023 to 71.4% in 2024 primarily due to an increase in product sales volume.

Fulfillment Expenses. Our fulfillment expenses decreased by 1.8% from RMB2,507.3 million in 2023 to RMB2,461.6 million (US$337.2 million) in 2024, compared with RMB2,507.3 million in the fiscal year of 2023. The decrease was mainly due to the Company’s cost control initiatives and efficiency improvements.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 19.5% from RMB2,829.0 million in 2023 to RMB3,380.7 million (US$463.2 million) in 2024. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and expenses related to more offline stores for BBM during the year.

Technology and Content Expenses. Our technology and content expenses increased by 8.9% from RMB505.2 million in 2023 to RMB550.3 million (US$75.4 million) in 2024. The increase was mainly due to more revenues from IT solutions during the year, partially offset by the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses. Our general and administrative expenses decreased by 16.0% from RMB855.9 million in 2023 to RMB719.2 million (US$98.5 million) in 2024. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

Other Operating Income, Net. Other operating income was RMB55.4 million (US$7.6 million) in 2024, compared with RMB123.4 million in 2023, primarily due to a decrease in government grants received.

Impairment of Goodwill. We incurred impairment of goodwill of RMB6.9 million (US$1.0 million) in 2024, compared to RMB35.2 million in 2023, because the fair value of our reporting unit based on the quantitative impairment test was less than its carrying amount.

Income from Operations

As a result of the foregoing, our loss from operations was RMB114.8 million (US$15.7 million) in 2024, compared with loss from operations of RMB206.4 million in 2023.

Other Income (Expenses)

We incurred total other income/expense for both 2023 and 2024. Our other income was RMB21.8 million (US$3.0 million) in 2024,compared to other expenses of RMB10.6 in 2023. This increase was mainly due to unrealized investment gain which was mainly related to the increase in the trading price of iClick Interactive Asia Group Limited, or iClick Interactive, a public company listed on the Nasdaq Global Market that the Company invested in January 2021 partially offset by impairment loss of certain equity investments.

Interest Income. Our interest income decreased from RMB82.1 million in 2023 to RMB68.8 million (US$9.4 million) in 2024. The decrease was primarily due to the reduction in bank deposit interest rates.

Interest Expense. Our interest expense was RMB41.3 million in 2023 and RMB39.0 million (US$5.3 million) in 2024, which represents the interest on the bank loans and notes payable.

Unrealized Investment Loss/Gain. Our unrealized investment gain was RMB4.9 million (US$0.7 million) in 2024, compared with an unrealized investment loss of RMB68.0 million in 2023. The unrealized investment gain during the year was mainly related to the increase in the trading price of iClick Interactive partially offset by the unrealized investment loss due to the decrease in the trading price of Lanvin Group Holdings Limited.

Impairment Loss of Investments. Our Impairment Loss of Investments was RMB14.4 million (US$2.0 million) in 2024. We did not record such loss in 2023.

Exchange Gain (Loss). Our exchange loss was RMB10.2 million (US$1.4 million) in 2024, compared with exchange loss of RMB8.5 million in 2023, primarily due to exchange rate fluctuation.

Fair Value Loss (Gain) on Derivative Liabilities. We recorded fair value gain on derivative liabilities of RMB24.5 million in 2023 and RMB11.8 million (US$1.6 million) in 2024. The fair value gain on financial instruments this year is mainly comprised of the gain recognized from the financial instruments the Company invested in during the second quarter of 2024, while the fair value gain on derivative liabilities last year was in connection with the equity contracts with a holder of non-controlling interest.

Income Tax Expense

Our income tax expense was RMB20.7 million (US$2.8 million) in 2024, compared with RMB12.0 million in 2023. Our income tax expense in 2024 was due to the increase in taxable profit generated from the certain profit-making PRC subsidiaries in the same period.

Share of Loss (Income) in Equity Method Investment

Our share of loss in equity method investment was RMB24.7 million (US$3.4 million) in 2024, compared with share of income in equity method investment was RMB6.3 million in 2023. Our share of loss (income) in equity method investment over these periods resulted from our investment in Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees, as well as other-than-temporary impairment of certain equity method investments.

Net Loss

As a result of the foregoing, our net loss was RMB138.4 million (US$19.0 million) in 2024, compared with net loss of RMB222.8 million in 2023.

Net Loss (Income) Attributable to Ordinary Shareholders of Baozun Inc.

Our net loss attributable to ordinary shareholders of Baozun Inc. was RMB185.2 million (US$25.4 million) in 2024, compared with net loss attributable to ordinary shareholders of Baozun Inc. of RMB278.4 million in 2023.

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

Cost of Products. Our cost of products increased by 6.8% from RMB2,256.0 million in 2022 to RMB2,409.1 million (US$339.3 million) in 2023. Cost of products as a percentage of net revenues from product sales decreased from 85.3% in 2022 to 71.8% in 2023 primarily due to the incremental cost of product of RMB581.4 million related to Gap Shanghai.

Fulfillment Expenses. Our fulfillment expenses decreased by 7.8% from RMB2,719.7 million in 2022 to RMB2,507.3 million (US$353.1 million) in 2023. The decrease was primarily due to the additional savings in customer services expenses resulting from our expanding use of regional service centers.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 5.8% from RMB2,674.4 million in 2022 to RMB2,829.0 million (US$398.5 million) in 2023. The increase was primarily due to the incremental sales and marketing expenses related to Gap Shanghai.

Technology and Content Expenses. Our technology and content expenses increased by 18.1% from RMB428.0 million in 2022 to RMB505.2 million (US$71.2 million) in 2023. The increase was mainly due to our ongoing investment in technological innovation and productization, partially offset by our cost control initiatives and efficiency improvements.

General and Administrative Expenses. Our general and administrative expenses increased by 130.4% from RMB371.5 million in 2022 to RMB855.9 million (US$120.6 million) in 2023. The increase was primarily due to an incremental expense of RMB405.8 million related to BBM business line, including the expenses related to Gap Shanghai, as well as strategic investments expenses in creative content to commerce business unit and brand management.

Other Operating Income, Net. Other operating income was RMB123.4 million (US$17.4 million) in 2023, compared with RMB95.3 million in 2022, primarily due to the incremental other operating income of RMB16.7 million related to Gap Shanghai.

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

The table below provides a summary of our operating segment results.

	For the fiscal year ended December 31,
	2023	2024
	RMB	RMB
	(in thousands)
Net revenues:
E-Commerce	7,621,114	8,070,271
Brand Management	1,271,027	1,474,351
Inter-segment eliminations *	(80,128)	(122,393)
Total consolidated net revenues	8,812,013	9,422,229

Adjusted Operating Profits (Losses) **:
E-Commerce	163,990	179,622
Brand Management	(187,663)	(168,767)
Inter-segment eliminations *	—	(210)
Total Adjusted Operating Profits	(23,673)	10,645
Unallocated expenses:
Share-based compensation expenses	(103,449)	(81,601)
Amortization of intangible assets resulting from business acquisition	(31,875)	(36,257)
Acquisition-related expenses	(12,171)	—
Cancellation fees of repurchased shares	—	(678)
Impairment of goodwill	(35,212)	(6,934)
Total other expenses	(10,646)	21,838
Loss before income tax	(217,026)	(92,987)

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, cancellation fees of repurchased shares and impairment of goodwill.

For E-Commerce segment, we achieved total net revenues of RMB8,070 million and RMB7,621 million in the fiscal year of 2024 and 2023 respectively. The increase of E-Commerce segment revenue was mainly due to the growth in online store operation and digital marketing and IT solutions of service revenue. We achieved adjusted operating profit of RMB180 million and RMB164 million in the fiscal year of 2024 and 2023 respectively. The increase of E-Commerce segment adjusted operating profit was mainly due to the increase in total revenues.

For Brand Management segment, we achieved total net revenues of RMB1,474 million and RMB1,271 million in the fiscal year of 2024 and 2023 respectively. The increase of Brand Management segment revenue was mainly due to the incremental revenue contribution from Gap Greater China, our newly acquired business in 2023. We achieved adjusted operating loss of RMB169 million and RMB188 million in the fiscal year of 2024 and 2023 respectively. The Brand Management segment adjusted operating loss was mainly due to Gap Greater China, which has shown decent momentum in reducing its operating loss on year-over-year comparable basis.

Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income (loss) from operations is income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill, loss on variance from expected contingent acquisition payment, and cancellation fees of repurchased ADSs and returned ADSs. Non-GAAP net income (loss) is net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss (gain) on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries and investment in equity investee, and unrealized investment loss (gain). Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, loss on variance from expected contingent acquisition payment, cancellation fees of repurchased ADSs and returned ADSs, fair value loss (gain) on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries and investment in equity investee, and unrealized investment loss (gain). Diluted Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three, as each ADS represents three of our Class A ordinary shares.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income (loss) and expense that affect our operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition and unrealized investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income (loss), net income (loss) attributable to ordinary shareholders of Baozun Inc., net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

A reconciliation of these non-GAAP financial measures in 2022, 2023 and 2024 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Income (loss) from operations	33,287	(206,380)	(114,825)	(15,731)
Add: Share-based compensation expenses	142,381	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	39,431	31,875	36,257	4,967
Acquisition-related expenses	13,694	12,171	—	—
Impairment of goodwill	13,155	35,212	6,934	950
Loss on variance from expected contingent acquisition payment	9,495	—	—	—
Cancellation fees of repurchased ADSs and returned ADSs	4,650	—	678	93
Non-GAAP income (loss) from operations	256,093	(23,673)	10,645	1,458

Net loss	(610,374)	(222,776)	(138,384)	(18,957)
Add: Share-based compensation expenses	142,381	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	39,431	31,875	36,257	4,967
Acquisition-related expenses	13,694	12,171	—	—
Impairment of goodwill and investments	21,555	35,212	21,337	2,923
Other-than-temporary impairment of equity method investments	—	—	26,115	3,578
Loss on variance from expected contingent acquisition payment	9,495	—	—	—
Cancellation fees of repurchased ADSs and returned ADSs	4,650	—	678	93
Fair value loss (gain) on derivative liabilities	364,758	(24,515)	—	—
Loss (gain) on disposal of subsidiaries and investment in equity investee	107,032	(631)	—	—
Unrealized investment loss (gain)	97,827	68,031	(4,851)	(665)
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(7,880)	(6,086)	(7,611)	(1,043)
Non-GAAP net income (loss)	182,569	(3,270)	15,142	2,075

Net loss attributable to ordinary shareholders of Baozun Inc.	(653,290)	(278,422)	(185,198)	(25,370)
Add: Share-based compensation expenses	142,381	103,449	81,601	11,179
Amortization of intangible assets resulting from business acquisition	30,076	24,206	25,776	3,531
Acquisition-related expenses	13,694	12,171	—	—
Impairment of goodwill and investments	21,555	35,212	20,742	2,842
Other-than-temporary impairment of equity method investments	—	—	26,115	3,578
Loss on variance from expected contingent acquisition payment	9,495	—	—	—
Cancellation fees of repurchased ADSs and returned ADSs	4,650	—	678	93
Fair value loss (gain) on derivative liabilities	364,758	(24,515)	—	—
Loss (gain) on disposal of subsidiaries and investment in equity investee	107,032	(652)	—	—
Unrealized investment loss (gain)	97,827	68,031	(4,851)	(665)
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(5,972)	(4,569)	(5,234)	(717)
Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc.	132,206	(65,089)	(40,371)	(5,529)

Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS:	2.13	(1.09)	(0.67)	(0.09)

Weighted average shares used in calculating diluted net income (loss) per ordinary shares	185,897,231	178,549,849	179,678,986	179,678,986

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities and short-term and long-term bank borrowings. As of December 31, 2024, we had RMB1,289.3 million (US$176.6 million) in cash and cash equivalents and RMB355.0 million (US$48.6 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2024, we had credit facilities with terms ranging from three months to one year for an aggregate amount RMB3,890.0 million (US$532.9 million) from 10 Chinese commercial banks. Under these credit facilities, we had RMB427.6 million (US$58.6 million) as guarantee for the issuance of notes payable, and RMB133.1 million (US$18.2 million) for the issuance of letters of guarantee to our suppliers, so as of December 31, 2024, we had RMB2,392.9 million (US$327.8 million) available for future borrowing under these credit facilities.

We also pledged cash of RMB355.0 million (US$48.6 million) to banks in relation to bank guarantees issued on behalf of us, deposit required by our business partners or security for issuance of commercial acceptance notes that mainly relate to purchase of inventories as of December 31, 2024.

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

Our accounts receivable mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. As of December 31, 2022, 2023 and 2024, our accounts receivable amounted to RMB2,292.7 million, RMB2,184.7 million and RMB2,033.8 million (US$278.6 million), respectively. As of the date of this annual report, we have settled RMB1,454.1 million (US$199.2 million) of our accounts receivable as of December 31, 2024, constituting 71.5% of the accounts receivable then outstanding, net of allowance for doubtful accounts. The decrease in accounts receivable from 2023 to 2024 was due to our strengthened capital management of receivables. Our accounts receivable turnover days were 99 days in 2022, 93 days in 2023 and 82 days in 2024. The decrease in turnover days from 2023 to 2024 was due to our strengthened capital management of receivables, as well as the shortened payment cycles attributable to Gap Greater China, our newly acquired business in 2023 which primarily engages in retail businesses. Accounts receivable turnover days for a given period are equal to the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our inventories were RMB943.0 million, RMB1,045.1 million and RMB1,117.4 million (US$153.1 million) as of December 31, 2022, 2023 and 2024. Our inventory turnover days were 163 days in 2022, 151 days in 2023 and 160 days in 2024. The increase in our inventories from December 31, 2022 to December 31, 2023 was primarily due to the incremental inventories related to Gap Greater China, a business we acquired in the first quarter of 2023. The increase in our inventories from December 31, 2023 to December 31, 2024 was primarily due to the incremental product sales. The decrease in our inventory turnover days from 2022 to 2023 was due to our strategy for product sales and distribution model of pursuing high-quality growth with a clear focus on profitability and working capital efficiency, as well as our strengthening of inventory management. The increase in our inventory turnover days from 2023 to 2024 was due to changes in our product mix with new brands acquired. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2022, 2023 and 2024, our accounts payable amounted to RMB474.7 million, RMB563.6 million and RMB620.7 million (US$85.0 million), respectively. The increase in our accounts payable from December 31, 2022 to December 31, 2023 was primarily due to Gap Shanghai. The increase in our accounts payable from December 31, 2023 to December 31, 2024 was primarily due to the increase of turnover days. Our accounts payable turnover days were 78 days in 2022, 79 days in 2023 and 87 days in 2024. Our accounts payable turnover days remained relatively stable from 2022 to 2023. The increase in our accounts payable turnover days from 2023 to 2024 was primarily due to the Group optimizes supplier payment terms. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in) provided by operating activities	382,605	448,255	101,278	13,875
Net cash provided by (used in) investing activities	(1,306,661)	(340,372)	(817,606)	(112,012)
Net cash provided by (used in) financing activities	(1,650,402)	(8,033)	(19,737)	(2,704)
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,574,458)	99,850	(736,065)	(100,841)
Cash, cash equivalents and restricted cash, beginning of year	4,699,764	2,245,724	2,352,295	331,314
Effect of exchange rate changes	120,418	6,721	28,084	(5,203)
Cash, cash equivalents and restricted cash, end of year	2,245,724	2,352,295	1,644,314	225,270

Operating Activities

Net provided by operating activities in 2024 was RMB101.3 million (US$13.9 million) and primarily consisted of net loss of RMB 138.4 million (US$ 19.0 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB244.9 million (US$33.6 million) of depreciation and amortization, RMB150.8 million (US$20.7 million) of inventory write-down, RMB76.3 million (US$10.4 million) of share-based compensation, RMB28.5 million (US$3.9 million) of loss on disposal of property and equipment, RMB24.7 million (US$3.4 million) of share of lose in equity method investment, RMB6.9 million (US$1.0 million) of impairment of goodwill, RMB10.2 million (US$1.4 million) of exchange loss, RMB11.8 million (US$1.6 million) of fair value gain on derivative liabilities, and RMB14.4 million (US$2.0 million) of impairment loss of investments, RMB0.9 million (US$0.1 million) of provision for allowance for credit loss and RMB4.9 million(US$0.7 million) of realized and unrealized gain related to investment securities, partially offset by RMB40.9 million (US$5.6 million) of deferred income tax. In 2024, the principal items accounting for the changes in operating assets and liabilities were an increase in operating lease right-of-use assets of RMB302.7 million (US$41.5 million), a decrease in other non-current assets of RMB56.7 million (US$7.8 million), a decrease in advance to suppliers of RMB90.3 million (US$12.4 million), a decrease in accrued expenses and other current liabilities of RMB95.4 million (US$13.1 million), an increase in accounts payables of RMB57.1 million (US$7.8 million), and an increase in amounts due from related parties of RMB56.9 million (US$7.8 million),partially offset by a decrease in operating lease liabilities of RMB291.1 million (US$39.9 million), a decrease in prepayments and other current assets of RMB63.5 million (US$8.7 million), an increase in tax payables of RMB3.1 million (US$0.4 million), a decrease in amounts due to related party of RMB26.8 million(US$3.7 million), an increase in accounts receivable of RMB181.6 million (US$24.9 million), a decrease in notes payable of RMB45.5 million (US$6.2 million), an increase in dividend received from investees of RMB8.1 million(US$1.1 million), an increase in other liabilities of RMB23.8 million(US$3.3 million), and a decrease in inventories of RMB222.5 million (US$30.5 million). The increase in our accounts receivable, accounts payable and operating lease right-of-use assets was due to the growth of our business.

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

Net cash provided by operating activities in 2022 was RMB382.6 million and primarily consisted of net loss of RMB610.4 million, as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB196.5 million of depreciation and amortization, RMB161.6 million of inventory write-down, RMB142.4 million of share-based compensation, RMB107.0 million of loss on disposal of subsidiaries and investment in equity investee, and RMB97.8 million of unrealized loss related to investment securities, partially offset by RMB56.1 million of deferred income tax. In 2022, the principal items accounting for the changes in operating assets and liabilities were a decrease in operating lease right-of-use assets of RMB248.5 million, a decrease in advance to suppliers of RMB158.3 million, an increase in accrued expenses and other current liabilities of RMB89.6 million, an increase in accounts payables of RMB57.4 million, partially offset by a decrease in operating lease liabilities of RMB252.3 million, an increase in prepayments and other current assets of RMB135.0 million, a decrease in tax payables of RMB81.2 million, a decrease in amounts due to related party of RMB43.4 million, an increase in accounts receivable of RMB42.4 million, a decrease in notes payable of RMB41.8 million, and an increase in inventories of RMB31.0 million. The increase in our inventories, accounts receivable, advances to suppliers, operating lease right-of-use assets and operating lease liabilities was due to the growth of our business.

Investing Activities

Net cash used in investing activities in 2024 was RMB817.6 million (US$112.0 million), and primarily consisted of (i) purchase of short term investment, (ii) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) maturity of short-term investments, (iv) net cash paid for business combination, (v) additions of intangible assets due to capitalization of internally developed software, and (vi) payment of deferred consideration for acquisition of eFashion.

Net cash used in investing activities in 2023 was RMB340.4 million (US$47.9 million), and primarily consisted of (i) purchase of short term investment, (ii) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) acquisition of Gap Greater China, (iv) investment in equity investees, and (v) additions of intangible assets due to capitalization of internally developed software.

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

Financing Activities

Net cash used in financing activities in 2024 was RMB19.7 million (US$2.7 million), primarily attributable to (i) repayment of short-term borrowings of RMB1,864.5.0 million and proceeds from short-term borrowings of RMB1,969.7 million, (ii) contingent payment for acquisition of RMB24.2 million, and (iii) repurchase of ordinary shares of RMB95.5 million.

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

Capital Expenditures

We had capital expenditures of RMB259.2 million, RMB230.2 million and RMB208.3 million (US$28.5 million) in 2022, 2023 and 2024, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use rights. Actual future capital expenditures may differ from the amounts indicated above. We had no capital commitment as of December 31, 2024.

Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2024:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease obligations	962,823	131,906	286,771	39,287	375,095	51,388	178,737	24,487	122,220	16,744
Short-term loans	1,220,957	167,270	1,220,957	167,270	—	—	—	—	—	—
Total	2,183,641	299,157	1,506,424	206,379	516,945	51,547	178,737	24,487	122,220	16,744

As of December 31, 2024, we had operating lease liabilities amounting to RMB840.9 million (US$115.2 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2024, the amount restricted, including paid-in capital and statutory reserve funds, was RMB3,418.4 million (US$481.5 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 6.8%, 6.2% and 5.6% of our net revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

C.           Research and Development

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. We have a Technology and Innovation Center with offices in Shanghai and Chengdu dedicated to innovating and upgrading our technologies to reinforce our market leadership in China’s brand e-commerce solutions market. The Technology and Innovation Center focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model- Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We have integrated and migrated our core e-commerce systems and applications to Baozun Hybrid Cloud, which helped us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 798 IT professionals to design, develop and operate our technology platform as of December 31, 2024.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining our company
Mr. Vincent Wenbin Qiu	57	Founder, Chairman and Chief Executive Officer	Chairman in December 2013 and Chief Executive Officer in December 2013	2007
Mr. Junhua Wu	46	Co-founder, Director and Chief Strategy Officer	Director in December 2013 and Chief Strategy Officer in April 2025	2007
Mr. Satoshi Okada	66	Director	October 2014	2014
Dr. Jun Wang	47	Director	June, 2024	2024
Ms. Bin Yu	55	Director	June, 2024	2015
Mr. Yiu Pong Chan	52	Independent Director	May 2015	2015
Mr. Steve Hsien-Chieng Hsia	61	Independent Director	May 2016	2016
Mr. Benjamin Changqing Ye	54	Independent Director	May 2016	2016
Ms. Catherine Yanjie Zhu	42	Chief Financial Officer	April, 2024	2020
Mr. Peter Tao Liang	37	Senior Vice President	November 2019	2009
Ms. Lucy Li Feng	45	Vice President	March 2022	2022

Mr. Vincent Wenbin Qiu, aged 57, is our founder. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor’s degree in electronic engineering from Tsinghua University in July 1992 in Beijing, the PRC.

Mr. Junhua Wu, aged 46, is one of our co-founders and currently serves as our chief strategy officer, and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer from December 2017 to December 2022, and as our director since 2012. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

Mr. Satoshi Okada, aged 66, has served as a member on our board since October 2014. Mr. Okada has also served as a director at Alibaba.com Japan since October 2008, and a director of certain entities that are subsidiaries of Alibaba Group, and as a director of GDS Holdings Limited, a China-based developer and operator of high-performance data centers listed on The Nasdaq Stock Market since 2014. From April 2000 to January 2005, Mr. Okada had held various management positions within the Softbank Corp. group. He also served as director at Tsubasa Corporation from 2014 to 2022, Alibaba.com Limited from 2007 to 2012, Ariba Japan K.K., a technology company, from January 2001 to January 2005 and DeeCorp Limited, a software company, from February 2005 to March 2006.

Dr. Jun Wang, aged 47, has serviced as a member on our board since June 14, 2024. He is the founding partner of ACCF Capital, established in June 2021, which holds Champion Kerry Inc. Prior to founding ACCF Capital with focus on consumer and technology investment across Asia Pacific region, Dr. Wang was a founding member and partner of L Catterton Asia from June 2010 to January 2021. Dr. Wang served as a non-executive director of Mulsanne Group Holding Limited (stock code: 1817) from August 2019 to March 2022, a company listed on the Stock Exchange and a director of Secoo Holding Limited (NASDAQ: SECO) from July 2020 to April 2022, a company listed on NASDAQ. From October 2008 to March 2010, he served as a Senior Associate at McKinsey & Company and worked as a Manager at Procter & Gamble Company from 2003 to 2006. Dr. Wang obtained his MBA from Harvard Business School in 2008, a D.Phil. in Chemistry from Oxford University in 2002, and a B.Sc. from Peking University, China in 1998.

Ms. Bin Yu, aged 55, served as our independent Director from May 2015 to May 2023. Following her tenure as an independent Director, Ms. Yu has been appointed as a consultant to the Company since May 2023 and has rejoined our board as a member since June 14, 2024. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd. from 2017 to 2020. Ms. Yu has served as an independent director of Zero2IPO Holdings Inc. since 2020, iDreamSky Technology Holdings Limited since 2018, GDS Holdings Limited since 2016 and DPC Dash Ltd since December 2024, all of which are companies listed on the Hong Kong Stock Exchange. From 2015 to 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2011 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Mr. Yiu Pong Chan, aged 52, has served as our independent director since May 2015. Mr. Chan served as an executive director from September 2012 to March 2014 and as a managing director from April 2014 to June 2018, at L Catterton Asia, formerly named as L Capital Asia, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to June 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea from March 2015 to March 2018. Mr. Chan was a vice president and a director at Crescent Point Group from August 2006 to September 2007, and from October 2007 to June 2011, respectively. From June 2002 to June 2006, Mr. Chan was a director of Lone Star Asia-Pacific LTD., Taiwan Branch. Mr. Chan worked with McKinsey & Co. Inc. Hong Kong from February 1999 to June 2002. Mr. Chan holds a master’s degree of commerce in accounting and finance with first-class honor in April 1999 and a bachelor’s degree of commerce in May 1996 from the University of Auckland.

Mr. Steve Hsien-Chieng Hsia, aged 61, has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of Playnovate, Inc., an online STEAM education service provider in the U.S., since April 2020. Mr. Hsia has served as a director of Wearnes-Starchase Limited, a Singapore-based automobile dealership group, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman Worldwide, LLC, a digital marketing agency under WPP, LLC, an advertising and media holding company. Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia from February 1996 to 2013. Prior to AGENDA Corporation (formerly known as DeliriumCyberTouch Corporation and CyberTouch, respectively), Mr. Hsia co-founded NextWare, an enterprise software company in Malaysia and served as the managing director from 1991 to February 1996. Mr. Hsia received his bachelor’s degree in computer science from the University of California, Berkeley in May 1987.

Mr. Benjamin Changqing Ye, aged 54, has served as our independent director since May 2016. Mr. Ye has also served as an independent director of Hygeia Healthcare Holdings Co., Limited, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019; an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. Mr. Ye was also an independent director of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange from December 2018 to September 2022; VNET Group Inc., a company listed on the Nasdaq Stock Market, from August 2022 to October 2024; and NWTN Inc., a company listed on the Nasdaq Stock Market, from November 2022 to December 2024. In addition, Mr. Ye has served as a non-executive director of Panjing Harbourview Investment Fund L.L.P. since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director, the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of Advisory Services of Shanghai office and the head of Transaction Services of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Ms. Catherine Yanjie Zhu, aged 42, has served as our chief financial officer since April 2024. She is a seasoned finance executive with extensive experience in leading finance operations across diverse industries. She joined Baozun in 2020 as Director of Finance, held a number of positions with the Company thereafter. She has served as an independent director of GreenTree Hospitality Group Ltd. since December 2021 and served as an independent director of Big Tree Cloud Holding Limited from June 2024 to October 2024. Before joining Baozun, Catherine held key roles in various organizations from 2013 to 2020, including IBR Ltd., Cue & Co., Xperience Communications (Shanghai) Co., Ltd., Porsche Centre Shanghai Waigaoqiao Limited and Lend Lease Project Management & Construction (Shanghai) Co Ltd. She started her career at KPMG Shanghai from 2005 to 2013 and her last position there was Auditor Manager. Catherine holds a bachelor’s degree in Business Administration from Shanghai International Studies University and is certified by the Chinese Institute of Certified Public Accountants (CICPA) and holds a Certified Internal Auditor (CIA) certificate.

Mr. Peter Tao Liang, aged 37, currently serves as our senior vice president, in charge of operation of logistics and supply chain group, operation management center and creative content to commerce business unit. Mr. Liang rejoined us in November 2019. Mr. Liang served as our vice president, primarily supervising our logistic and administrative departments, from January 2017 to August 2019. Prior to that, Mr. Liang held a number of positions with us, including our logistics director from April 2014 to January 2017, our sales operation director, responsible for coordinating the front-back operation, from January 2011 to April 2014, our sales director of fast moving consumer products from September 2009 to January 2011, and our manager of logistic from March 2009 to September 2009.

Ms. Lucy Li Feng, aged 45, joined Baozun in March 2022 and currently serves as our vice president in charge of Information Technology and Innovation Center. Prior to joining us, Ms. Feng worked as Partner at Monitor Deloitte Consulting, leading supply chain digitalization and new retail transformation business, from June 2005 to March 2022. She received her bachelor’s degree and master’s degree in enterprise management from Fudan University in July 2002 and July 2005 respectively.

B.           Compensation

In 2024, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB22.4 million (US$3.1 million) to our directors and executive officers as a group and granted an aggregate of 446,784 restricted share units to our directors and executive officers.

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

The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors, being our directors other than our employee directors, namely Mr. Satoshi Okada, Dr. Jun Wang, Ms. Bin Yu, Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment.

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

The following summarizes, as of December 31, 2024, the options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our Share Incentive Plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Plan and 2015 Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan. On May 30, 2014, we adopted our 2014 Plan to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. As of December 31, 2024, the maximum number of shares which may be issued pursuant to all outstanding awards under the 2014 Plan was 106,800.

On May 5, 2015, we adopted our 2015 Plan, which was further amended in July 2016. As of December 31, 2024, the maximum number of shares which may be issued pursuant to all outstanding awards under the 2015 Plan was 304,572.

On November 1, 2022, the 2014 Plan and the 2015 Plan were terminated and replaced by the 2022 Plan. The 2014 Plan and the 2015 Plan continue to govern all awards granted prior to November 1, 2022 but no new awards shall be granted under the 2014 Plan and the 2015 Plan following November 1, 2022.

2022 Plan

On November 1, 2022, we adopted our 2022 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2022 Plan initially as of November 1, 2022 is 17,488,424 Class A ordinary shares; provided, however, that the maximum number of shares in respect of all awards which may be granted under the 2022 Plan shall not exceed 10% of the total number of shares outstanding as of the date of approval of the 2022 Plan by the Shareholders. The shares which may be issued pursuant to the awards under the 2022 Plan shall be Class A ordinary shares. As of December 31, 2024, the number of shares which may be issued pursuant to all outstanding awards under the 2022 Plan was 2,967,630.

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

The following table summarizes, as of December 31, 2024, the outstanding options that we granted to our directors, executive officers, and other individuals as a group under our Share Incentive Plans.

	Ordinary shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Date of Grant	Date of Expiration
Bin Yu	*	0.0001	May 20, 2015	May 19, 2025
Other individuals as a group	71,800	1.5	February 6, 2015	February 5, 2025

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes, as of the date of December 31, 2024, the outstanding restricted share units that we granted to our directors, executive officers, and other individuals as a group under our Share Incentive Plans.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Junhua Wu	*	August 20, 2021	August 19, 2031
Lucy Li Feng	*	April 1, 2022	March 31, 2032
Peter Tao Liang	*	September 15, 2021	September 14, 2031
Steve Hsien-Chieng Hsia	*	August 20, 2021	August 19, 2031
Bin Yu	*	August 20, 2021	August 19, 2031
Yiu Pong Chan	*	August 20, 2021	August 19, 2031
Benjamin Changqing Ye	*	August 20, 2021	August 19, 2031
Catherine Yanjie Zhu	*	November 1, 2021	October 31, 2031
Other individuals as a group	118,800	Various dates from August 20, 2021 to April 1, 2022	Various dates from April 1, 2022 to March 31, 2032

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

The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;
●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
●	identifying and recommending to our board the directors to serve as members of committees;
●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Board Diversity

Board Diversity Matrix (As of March 31, 2025)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Our sixth amended and restated memorandum and articles of association provides for the indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about their conduct of our business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our sixth amended and restated memorandum and articles of association. Pursuant to the indemnification agreements, we agree to hold harmless and indemnify our directors and officers against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf, in connection with any proceedings which the indemnitee was, is or will be involved as a party, including, without limitation, all liability arising out of the negligence or passive wrongdoing of the indemnitee, except that we shall not be obligated to make any payment to the indemnitee that is finally determined to be unlawful or as specified in the indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.           Employees

As of December 31, 2024, we had 7,650 full-time employees, including 728 full-time employees from the acquired business entities for BBM in 2023. We had a total of 7,588 and 7,827 full-time employees as of December 31, 2022 and 2023, respectively. We had a total of 691, 867 and 798 information technology staff as of December 31, 2022, 2023 and 2024, respectively. The increase in our employees from 2022 to 2023 was primarily due to related to Gap Shanghai. The decrease in our employees from 2023 to 2024 was primarily due to our efficiency enhancement. As of December 31, 2024, approximately 78.1% of our information technology staff had bachelor’s or higher degrees. We have streamlined our R&D team to improve efficiency. The following table provides a breakdown of our employees as of December 31, 2024 by function:

Function	Number
Front-end(1)	5,276
Warehouse and Logistics	861
Information technology	798
Back-end(2)	715
Total	7,650
(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.

(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 173,242,946 ordinary shares (including 159,942,208 Class A ordinary shares, excluding the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of March 31, 2025.

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

	Ordinary Shares Beneficially
	Owned as of March 31, 2025
			Percentage	Percentage
	Class A	Class B	of total	of aggregate
	ordinary	ordinary	ordinary	voting
Name	shares	shares	shares (%)	power (%)**
Directors and Executive Officers:
Vincent Wenbin Qiu (1)	3,619,176	9,410,369	7.52	33.36
Junhua Wu (2)	2,680,959	3,890,369	3.84	14.20
Satoshi Okada (3)	*	—	*	*
Jun Wang(4)	26,469,422	—	15.28	9.04
Bin Yu(5)	*	—	*	*
Yiu Pong Chan(6)	*	—	*	*
Steve Hsien-Chieng Hsia (7)	*	—	*	*
Benjamin Changqing Ye (8)	*	—	*	*
Catherine Yanjie Zhu(9)	*	—	*	*
Peter Tao Liang (10)	*	—	*	*
Lucy Li Feng(11)	*	—	*	*
All our Directors and Executive Officers as a group (12)	33,838,280	13,300,738	27.21	56.95

Principal Shareholders:
Champion Kerry Inc.(13)	26,469,422	—	15.28	9.04
Jesvinco Holdings Limited (14)	10	9,410,369	5.43	32.12
Casvendino Holdings Limited (15)	2,634,207	3,890,369	3.77	14.18

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

(1)	Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, 850,807 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu, and 2,768,559 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Mr. Qiu.
(2)	Represents 1,732,674 Class A ordinary shares and 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, 405 Class A ordinary shares beneficially owned by Mr. Wu, and 46,437 and 901,533 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Mr. Wu and Casvendino Holdings Limited, respectively.
(3)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Mr. Okada.
(4)	Represents 26,469,422 Class A ordinary shares held by Champion Kerry Inc., which is 1% controlled by ACCF Capital Management PTE. LTD, which is in turn 100% controlled by JW Flashing Brilliant Limited, a company wholly owned by Mr. Wang.
(5)	Represents Class A ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2025 held by Ms. Yu.
(6)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Mr. Chan

(7)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 and in the form of ADS held by Mr. Hsia.
(8)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Mr. Ye.
(9)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Ms. Zhu.
(10)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Mr. Liang.
(11)	Represents Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Ms. Feng.
(12)	Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of March 31, 2025 held by all of our directors and executive officers as a group.
(13)	Represents 26,469,422 Class A ordinary shares held by Champion Kerry Inc., a company incorporated in British Virgin Islands which is 1% controlled by ACCF Capital Management PTE. LTD, which is in turn 100% controlled by JW Flashing Brilliant Limited, a company wholly owned by Mr. Wang. The registered address for Champion Kerry Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(14)	Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(15)	Represents 1,732,674 Class A ordinary shares, 3,890,369 Class B ordinary shares and 901,533 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025 held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

To our knowledge, as of March 31, 2025, a total of 139,493,874 (including the shares repurchased by us from the open market under our share repurchase program) Class A ordinary shares are held by one record holder in the United States, i.e., JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transactions and Agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2022, 2023 and 2024, we incurred service fees of RMB746.9 million, RMB278.9 million and RMB167.4million (US$22.9 million), respectively. We incurred commission fees of nil, nil and nil, and generated services revenue of RMB7.5 million, RMB5.7 million and RMB2.2 million (US$0.3 million) from, AJ (Hangzhou) Network Technology Company Limited, or AJ, a subsidiary of Alibaba Group, in 2022, 2023 and 2024, respectively. Alibaba Group is one of our major shareholders. See “ — Major Shareholders.” For the nature of the services rendered by AJ to us, see “ — Transactions with Ahead (Shanghai) Trade Co., Ltd. and AJ (Hangzhou) Network Technology Company Limited” below.

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

In 2021, we received logistic services from Cainiao and provide warehousing service to Cainiao and AJ. Cainiao and AJ have been consolidated within the Alibaba Group since October 2017 and August 2019, respectively, and therefore have become our related parties. We incurred logistic service fee of RMB47.6 million, RMB38.4 million and RMB7.2 million (US$1.0 million) to Alibaba Group and generated warehousing services revenue of RMB34.6 million, RMB70.6 million and RMB50.6 million (US$6.9 million) in 2022, 2023 and 2024, respectively, after Cainiao and AJ became our related parties.

Transactions with Beijing Pengtai Baozun E-commerce Co., Ltd.

In January 2018, Pengtai Baozun, became our related party as an e-commerce joint venture. We have provided IT services to Pengtai Baozun since 2019. In 2022, 2023 and 2024, we generated services revenue of nil, nil and nil from Pengtai Baozun. We have provided store operation service to Pengtai Baozun since 2022 and generated services revenue of RMB5.0 million, RMB5.2 million and RMB2.1 million (US$0.3 million) in 2022, 2023 and 2024, respectively.

As of December 31, 2024, amounts due from Pengtai Baozun were nil.

Transactions with Hangzhou Juxi Technology Co., Ltd.

In June 2019, Hangzhou Juxi Technology Co., Ltd., or Juxi, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Juxi. In 2022, 2023 and 2024, we incurred outsourcing labor cost of RMB6.4 million, RMB6.5 million and RMB0.2 million (US$0.03 million) to Juxi, respectively.

As of December 31, 2024, amounts due to Juxi were nil, representing outsourcing labor cost to be paid to Juxi by us.

Transactions with Jiangsu Shanggao Supply Chain Co., Ltd.

In December 2019, Jiangsu Shanggao Supply Chain Co., Ltd., or Shanggao, became our related party as an e-commerce joint venture. We receive logistics services from Shanggao. We did not incur any related party transaction with Shanggao in 2022, 2023 and 2024.

As of December 31, 2024, amounts due to Shanggao were nil.

Transactions with Signify (China) Investment Co., Ltd.

In January 2020, Signify (China) Investment Co., Ltd., or Signify Investment, became our related party as an e-commerce joint venture. We provide store operation services, warehousing services and IT services to Signify Investment, and generated service revenue of RMB6.7 million, RMB6.5 million and RMB3.9 million (US$0.5 million) from Signify Investment in 2022, 2023 and 2024, respectively.

As of December 31, 2024, the amounts due from Signify Investment were RMB1.4 million (US$0.2 million), representing store operation services fees to be paid by Signify Investment to us.

Transactions with Shanghai Kewei E-Commerce Co., Ltd.

In June 2020, Shanghai Kewei E-commerce Co., Ltd., or Kewei, became our related party as an e-commerce joint venture. We provide store operation services to Kewei, and generated service revenue of RMB0.9 million, RMB3.0 million and nil from Kewei in 2022, 2023 and 2024, respectively.

Kewei also provides marketing and platform services to us. In 2022, 2023 and 2024, we incurred marketing and platform service fees in an amount of RMB52.8 million, RMB16.3 million and nil to Kewei, respectively.

As of December 31, 2024, the amounts due from Kewei were nil.

Transactions with Hangzhou Baichen Technology Co., Ltd.

In September 2020, Hangzhou Baichen Technology Co., Ltd., or Baichen, became our related party as an associate. Baichen provides marketing and platform services to us. In 2022 and 2023, we incurred marketing and platform service fees in an amount of RMB0.7 million and RMB0.7 million to Baichen, respectively. We provide store operation services to Baichen, and generated service revenue of RMB20 thousand and RMB235 thousand from Baichen in 2022 and 2023, respectively.

Baichen was acquired by us in October 2023.

Transactions with Hunan Leier Media Co., Ltd.

In March 2021, Hunan Leier Media Co., Ltd., or Leier, became our related party as an associate. Leier provides marketing and platform services to us. In 2022, 2023 and 2024, we incurred marketing and platform service fees in an amount of RMB271 thousand, nil and RMB282 thousand (US$0.04 million) to Leier, respectively.

As of December 31, 2024, amounts due to Leier were nil. The amounts due from Leier were nil.

Transactions with Hangzhou Dajing Guangtong Network Technology Co., Ltd.

In May 2021, Hangzhou Dajing Guangtong Network Technology Co., Ltd., or Dajing, became our related party as an associate. Dajing provides marketing and platform services to us. In 2022, 2023 and 2024, we incurred marketing and platform service fees in an amount of RMB250 thousand, nil and nil to Dajing.

Transactions with Jiangsu Creaway Supply Chain Management Co., Ltd.

In June 2021, Jiangsu Creaway Supply Chain Management Co., Ltd., or Creaway Group, became our related party as it is the non-controlling shareholder of Baoleantone. Creaway Group collected logistics service revenues and advanced logistics service fees for Baoleantone of RMB64.6 million (US$9.4 million) and RMB13.4 million (US$1.9 million) in 2022, RMB12.8million (US$1.8 million) and RMB1.3 million (US$0.2 million) in 2023 and RMB18.2 million (US$2.5 million) in 2024. Creaway Group provided logistics services and received logistics services to and from Baoleantone of RMB2.2 million (US$0.3 million) and RMB4.3 million (US$0.6 million) in 2022, respectively, RMB1.4 million (US$0.2 million) and RMB2.9 million (US$0.4 million) in 2023, respectively, and RMB0.6 million (US$0.09 million) and RMB5.4 million (US$0.7 million) in 2024, respectively.

As of December 31, 2024, amounts due to Creaway Group were RMB3.1 million (US$0.4 million), mainly representing logistic service expenses advanced by Creaway Group, and amounts due from Creaway Group were RMB4.6 million (US$0.6 million), mainly representing logistic service fees collected by Creaway Group.

Transactions with Baobida IOT Technology (Suzhou) Co., Ltd

In July 2022, Baobida IOT Technology (Suzhou) Co., Ltd , or “Baobida,” became our related party as an associate. We provided warehousing service to Baobida and generated service revenue of RMB461.4 thousand, nil and nil in 2022, 2023 and 2024, respectively. Baobida provided logistic service to us. In 2022, 2023 and 2024, we incurred logistic service fees in an amount of RMB8.2 million, RMB0.7 million and nil, respectively.

As of December 31, 2024, amounts due to Baobida were nil, and amounts due from Baobida were nil.

Transactions with Shanghai Mansen Brand Management Co., Ltd

In January 2022, Shanghai Mansen Brand Management Co., Ltd, became our related party as an associate. We provided store operation service and warehousing service to Mansen and generated service revenue of RMB1.4 million and RMB5 thousand in 2022, respectively, RMB195 thousand and nil in 2023, respectively, and nil and nil in 2024, respectively.

Baichen was acquired by us in October 2023.

Transactions with Laifeng Brand Management (Shanghai) Co., Ltd.

In September 2021, Laifeng Brand Management (Shanghai) Co., Ltd., became our related party as an associate. We provided store operation service to Laifeng and generated service revenue of RMB0.8 million, RMB0.8 million and RMB0.2 million (US$0.03 million) in 2022, 2023 and 2024.

As of December 31, 2024, amounts due from Laifeng were RMB2.0 million (US$0.3 million), mainly representing store operation service fees collected by Laifeng.

The balances with the related parties as of December 31, 2024 as disclosed above are all trade in nature.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after making the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of schemes of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our sixth amended and restated articles of association provides that we shall in each year within six months after the end of its financial year (or such longer period as the Nasdaq Stock Market or the Hong Kong Stock Exchange may authorise) hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK$2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

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

This discussion is limited to U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	persons who own or are deemed to own 10% or more of the voting power or value of our stock;
●	persons subject to the alternative minimum tax;
●	persons holding our ADSs or ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons whose “functional currency” is not the U.S. dollar;
●	banks, insurance companies, and other financial institutions;
●	brokers, dealers or traders in stock, securities or currencies;
●	corporations that accumulate earnings to avoid U.S. federal income tax;
●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
●	corporations that have elected to be taxed as “S corporations” under Subchapter S of Chapter 1 of the Code (and investors therein);
●	tax-exempt organizations or governmental organizations, “individual retirement account” or “Roth IRA”;
●	persons deemed to sell our ADSs or ordinary shares under the constructive sale provisions of the Code;
●	persons who use or are required to use a mark-to-market method of accounting;
●	persons who hold or receive our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation; and
●	“real estate investment trusts”.

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

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “ — PRC Tax”), the amount of the dividend would include the withheld PRC taxes and, subject to certain general conditions and limitations, such PRC withholding taxes generally may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Further, Treasury Regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose significant requirements on the foreign taxes (including withholding taxes) for which a foreign tax credit can be claimed. However, IRS guidance issued in 2023 provides temporary relief from such Treasury Regulations by allowing U.S. Holders to apply a modified version of the Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that U.S. Holders consistently applies such modified version of the Treasury Regulations and complies with specific requirements set forth in a previous notice. In the case of all other U.S. holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. holder may be able to deduct the PRC tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. The rules relating to the determination of the foreign tax credit are very complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties and any Treasury Regulations or IRS guidance.

Taxation of Sale, Exchange or Other Taxable Disposition of ADSs or Ordinary Shares

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

Passive Foreign Investment Company

A non-United States corporation will be deemed as a passive foreign investment company, or PFIC, for the United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill and other intangible assets generally are characterized as active assets to the extent associated with business activities that produce active income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year.

Based on the market price of our ADSs and the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2024, and we do not expect to become a PFIC in the foreseeable future. However, the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year is a fact-intensive inquiry that can only be made after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could fluctuate significantly). In particular, if the value of our assets is determined by reference to our market capitalization, any significant decline in the market price of our ADSs increases the risk of our becoming a PFIC. Moreover, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Further, while it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIE and the shareholders of our VIE will be treated for purposes of the PFIC rules, we believe the contractual arrangements between us and our VIE should be treated as ownership of stock. The risk of our becoming classified as a PFIC may increase if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes. For these reasons, there can be no assurance as to our PFIC status for any taxable year.

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

A different election, the “mark-to-market” election could be available if our ADSs or ordinary shares, as applicable, are considered “marketable stock” as defined under applicable U.S. Treasury Regulations. Our ADSs or ordinary shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable U.S. Treasury Regulations). Our ordinary shares or ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of our ordinary shares or ADSs, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. Our ADSs are listed on The Nasdaq Global Select Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs are regularly traded and we are treated as a PFIC, we expect the mark-to-market election would be available to a U.S. Holder that owns ADSs. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

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

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute provided that such judgment (i) given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgement has been given, (iii) is final, (iv) is not in respect of taxes, a fine, or a penalty; (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,064.2 million and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$53.3 million. Assuming we had converted RMB2,064.2 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00, as of December 27, 2024, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$282.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$310.4 million instead. Assuming we had converted US$53.3 million into RMB at the exchange rate of RMB7.2993 for US$1.00, as of December 27, 2024, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB388.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,491.9 million.

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

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2022, 2023 and 2024 was 1.8%, 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2022, 2023 and 2024, the majority of our cash and cash equivalents, restricted cash, short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan, Singapore, Korea and Taiwan which we believe are of high credit quality. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers are generally reputable medium to large brands with proven track records, and our customers pay for our product sales through a network of third-party payment service providers. We have not experienced significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB120.5 million, RMB124.7 million and RMB126.9 million (US$17.4 million) as of December 31, 2022, 2023 and 2024, respectively.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2024, the amount of reimbursements we received relating to the ADS facility from the depositary was nil.

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

For the period from September 29, 2020, the date of the Hong Kong IPO, to the date of this annual report, we have used US$349.5 million net proceeds from the global offering and the Hong Kong public offering for expansion of our brand partner network, enhancing our digital marketing and fulfillment capabilities, investment in technology and innovation, strategic alliances, and merger and acquisitions.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

KPMG Huazhen LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2024.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited Baozun, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes and financial statement schedules I) (collectively, the consolidated financial statements), and our report dated April 23, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

We have audited Baozun, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes and financial statement schedules I) (collectively, the consolidated financial statements), and our report dated April 23, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

/s/  KPMG Huazhen LLP

Shanghai, China

April 23, 2025

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by our principal external auditors(1) for the years ended December 31, 2023 and 2024.

	For the Year Ended December 31,
	2023		%	2024		%
	(in thousands)			(in thousands)
Audit Fees	US$	1,147.9	59.2	US$	881.6	82.0
Audit-Related Fees		—	—		—	—
Tax Fees		—	—		193.3	18.0
All Other Fees		790.2	40.8		—	—
Total	US$	1,938.1	100.0	US$	1,074.9	100.0

Note:

We engaged KPMG Huazhen LLP as independent registered public accounting firm for our annual report on Form 20-F, and KPMG in Hong Kong as independent auditor for our Hong Kong annual report for the year ended 2024.

(1)

We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as independent registered public accounting firm for our annual report on Form 20-F, and Deloitte Touche Tohmatsu in Hong Kong as independent auditor for our Hong Kong annual report for the year ended 2023.

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

All Other Fees. Other fees billed for the fiscal years ended December 31, 2024 includes fees billed by our principal external auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

In January 2024, our board of directors authorized a program, or the January 2024 program, under which we may repurchase up to US$20 million worth of our outstanding ADSs and/or Class A ordinary shares over the course of the next 12 months starting from January 2024. The January 2024 program was publicly announced on January 24,2024.

Under both the May 2021 program, the November 2021 program, the March 2022 program and the January 2024, the repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. We did not make any repurchase of our ADSs in 2023.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 19, 2024, we appointed KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm and auditor to audit the consolidated financial statements as of and for the fiscal year ended December 31, 2024, and Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) will no longer be the independent registered public accounting firm of Baozun Inc.

The audit reports of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through the subsequent interim period preceding such change, there were no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in its audit report on the financial statements of us for such period, or (ii) “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. There were no disputes or disagreements or unresolved matters between us and Deloitte in respect of the matters described herein that need to be brought to the attention of our shareholders and creditors, and there are no matters in respect of the change of our independent registered public accounting firm that need to be brought to the attention of our shareholders.

During the two most recent fiscal years and the subsequent interim period through the date of this report, we have not consulted with KPMG regarding any of the following: 1) the application of accounting principles to any specified transaction, either completed or proposed; 2) the type of audit opinion that might be rendered on our financial statements by KPMG, in either case where written or oral advice provided by KPMG would be an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issues; or 3) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

The text above is substantially the same as that which was included in our report on Form 6-K furnished to the SEC on July 19, 2024. We have provided Deloitte with a copy of the foregoing disclosure and have requested that Deloitte furnish to us with a letter addressed to the SEC stating whether or not Deloitte agrees with the above statements and, if not, stating the respects in which Deloitte does not agree. A copy of the letter is hereby incorporated by reference as Exhibit 16.1 to this annual report.

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

The Nasdaq Stock Market Rules require that a majority of a Nasdaq-listed company’s board of directors be independent directors. Our Cayman Islands counsel has provided a letter to The Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to follow or comply with the requirement that a majority of our board members be independent directors. As of the date of this annual report, our board of directors consists of eight directors, three of which meet the “independence” requirements of the Nasdaq Stock Market Rules.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy governing the purchase, sale and other disposition of our securities by directors, senior management and employees, among others. A copy of the policy is filed as an exhibit to this annual report and is incorporated herein by reference.

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

2.5

Amended and Restated Shareholders’ Agreement, dated as of October 29, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.4 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

2.6

Amendment Agreement to Amended and Restated Shareholders’ Agreement, dated as of December 11, 2014, among the Registrant, the then shareholders of the Registrant and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

2.7

Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.7 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 19, 2024)

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

8.1

List of Significant Subsidiaries and Consolidated Affiliated Entity (incorporated by reference to Exhibit 8.1 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 19, 2024)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-203477) filed with the Securities and Exchange Commission on April 17, 2015)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 19, 2024)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Documents

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Han Kun Law Offices

15.4*	Consent of Maples and Calder (Hong Kong) LLP

16.1

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the SEC, dated July 19, 2024 (incorporated by reference to Exhibit 16.1 to our Form 6-K (File No. 001-37385), filed with the SEC on July 19, 2024)

97.1	Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of Form 20-F (File No. 001-37385) filed with the Securities and Exchange Commission on April 19, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Filed herewith

**    Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Baozun Inc.

	By:	/s/ Catherine Yanjie Zhu
	Name:	Catherine Yanjie Zhu
	Title	Chief Financial Officer

Date: April 23, 2025

BAOZUN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Baozun Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun, Inc. and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2024 and the related notes and financial statement schedules I (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated April 23, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment assessment of goodwill of Baozun, Morefun and International reporting units

As discussed in Notes 2(p) and Note 11 to the consolidated financial statements, the Company has RMB362,399 thousand of goodwill as of December 31, 2024, a portion of which related to Baozun, Morefun and International reporting units. During the year ended December 31, 2024, the Company recognized goodwill impairment of RMB6,934 thousand in Baozun reporting unit. The Company performed annual quantitative impairment test on goodwill of Baozun, Morefun and International report units in the fourth quarter of 2024. The fair value of these reporting units were estimated under income approach using the expected present value of future cash flows.

We identified the evaluation of the impairment assessment of goodwill of Baozun, Morefun and International reporting units as a critical audit matter. A high degree of auditor judgment was involved to evaluate management’s assumptions in the discounted cash flows, specifically the forecasted revenue growth rates and company-specific risk premiums used to develop the discount rates. The evaluation of these assumptions was challenging as it involved high degree of uncertainty. Differences in judgment used to determine these assumptions could have a significant effect on the Company’s assessment of the goodwill impairment. Additionally, the evaluation of the company-specific risk premiums required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:

•

We evaluated the design and implementation and operating effectiveness of certain internal controls related to the impairment assessment process for the goodwill in Baozun, Morefun and International reporting units, including controls over the determination of the forecasted revenue growth rates and company-specific risk premiums

•

We evaluated the forecasted revenue growth rates used in the Company’s discounted cash flows by comparing them to historical revenue growth rates of these reporting units and those of comparable entities

•	We compared the Company’s historical forecasted revenue growth rates to actual results to assess the Company’s ability to accurately forecast
•

We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the company-specific risk premiums used in the discount rates by comparing them against a risk premium range that was independently developed taking consideration into the Company’s historical operating results, publicly available market data of the Company and its comparable entities.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2024.

Shanghai, China
April 23, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited, the accompanying consolidated balance sheet of Baozun Inc. and its subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in the Schedule I (collectively referred to as the "financial statements") (before the effects of the retrospective adjustments related to segment reporting discussed in Note 24 to the financial statements, the "retrospective adjustments"). The previously issued financial statements, before the effects of the retrospective adjustments, are not presented herein. In our opinion, the financial statements, before the effects of the retrospective adjustments, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit the retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. The retrospective adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 19, 2024

We have served as the Company’s auditor since 2014. In 2024, we became the predecessor auditor.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	2,149,531	1,289,323	176,636
Restricted cash	202,764	354,991	48,634
Short-term investments	720,522	1,271,618	174,211
Accounts receivable, net of allowance for credit losses of RMB124,737 and RMB126,936 as of December 31, 2023 and 2024, respectively	2,184,729	2,033,778	278,626
Inventories	1,045,116	1,117,439	153,089
Advances to suppliers	311,111	404,353	55,396
Derivative financial assets	—	11,557	1,583
Prepayments and other current assets	590,350	724,091	99,200
Amounts due from related parties	86,661	7,021	962
Total current assets	7,290,784	7,214,171	988,337

Non-current assets:
Long-term investments	359,129	341,687	46,811
Property and equipment, net	851,151	822,229	112,645
Intangible assets, net	306,420	357,307	48,951
Land use right, net	38,464	37,438	5,129
Operating lease right-of-use assets	1,070,120	767,376	105,130
Goodwill	312,464	362,399	49,648
Other non-current assets	45,316	69,886	9,574
Deferred tax assets	200,628	234,508	32,127
Total non-current assets	3,183,692	2,992,830	410,015

TOTAL ASSETS	10,474,476	10,207,001	1,398,352

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,115,721	1,220,957	167,270
Accounts payable	563,562	620,679	85,033
Notes payable	506,629	461,179	63,181
Income tax payables	18,768	26,559	3,638
Accrued expenses and other current liabilities	1,188,179	1,169,547	160,228
Derivative financial liabilities	—	130	18
Amounts due to related parties	32,118	5,369	735
Current operating lease liabilities	332,983	243,137	33,310
Total current liabilities	3,757,960	3,747,557	513,413

Non-current liabilities:
Deferred tax liabilities	24,966	32,783	4,491
Long-term operating lease liabilities	799,096	597,805	81,899
Other non-current liabilities	40,718	48,277	6,614
Total non-current liabilities	864,780	678,865	93,004

TOTAL LIABILITIES	4,622,740	4,426,422	606,417

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
			(Note 2(g))
Redeemable non-controlling interests	1,584,858	1,670,379	228,841

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 175,668,586 shares issued, and 167,901,880 and 161,337,586 shares outstanding, as of December 31, 2023, and 2024, respectively)	93	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023 and 2024)	8	8	1
Additional paid-in capital	4,571,439	4,646,631	636,586
Treasury shares (nil and 14,331,000 shares as of December 31, 2023 and 2024, respectively)	—	(95,502)	(13,084)
Accumulated deficit	(506,587)	(691,785)	(94,775)
Accumulated other comprehensive income	32,251	54,575	7,477

Total Baozun Inc. shareholders’ equity	4,097,204	3,914,022	536,218

Non-controlling interests	169,674	196,178	26,876

Total Shareholders’ equity	4,266,878	4,110,200	563,094

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	10,474,476	10,207,001	1,398,352

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(g)
Net revenues
Product sales	2,644,214	3,357,202	3,466,928	474,967
Services (including related party revenues of RMB133,758, RMB113,288 and RMB92,330 for the years ended December 31, 2022, 2023 and 2024, respectively)	5,756,417	5,454,811	5,955,301	815,873
Total net revenues	8,400,631	8,812,013	9,422,229	1,290,840

Operating expenses:
Cost of products	(2,255,950)	(2,409,110)	(2,473,804)	(338,910)
Fulfillment	(2,719,749)	(2,507,306)	(2,461,591)	(337,237)
Sales and marketing	(2,674,358)	(2,829,016)	(3,380,724)	(463,157)
Technology and content	(427,954)	(505,203)	(550,289)	(75,389)
General and administrative	(371,470)	(855,914)	(719,157)	(98,524)
Other operating income, net	95,292	123,368	55,445	7,596
Impairment of goodwill	(13,155)	(35,212)	(6,934)	(950)
Total operating expenses	(8,367,344)	(9,018,393)	(9,537,054)	(1,306,571)

Income (loss) from operations	33,287	(206,380)	(114,825)	(15,731)
Other income (expenses):
Interest income	45,816	82,113	68,752	9,419
Interest expense	(56,917)	(41,344)	(38,987)	(5,341)
Unrealized investment (loss) gain	(97,827)	(68,031)	4,851	665
Loss on disposal of investments	(16,967)	—	—	—
(Loss) gain on disposal/acquisition of subsidiaries	(90,065)	631	—	—
Gain on repurchase of 1.625% convertible senior notes due 2024	7,907	—	—	—
Impairment loss of investments	(8,400)	—	(14,403)	(1,973)
Exchange loss	(32,384)	(8,530)	(10,213)	(1,399)
Fair value change on financial instruments	(364,758)	24,515	11,838	1,622

Loss before income tax and share of income (loss) in equity method investments	(580,308)	(217,026)	(92,987)	(12,738)
Income tax expense	(26,480)	(12,003)	(20,739)	(2,841)
Share of (loss) income in equity method investments	(3,586)	6,253	(24,658)	(3,378)

Net loss	(610,374)	(222,776)	(138,384)	(18,957)

Net loss (income) attributable to non-controlling interests	843	(9,677)	1,990	273
Net income attributable to redeemable non-controlling interests	(43,759)	(45,969)	(48,804)	(6,686)
Net loss attributable to ordinary shareholders of Baozun Inc.	(653,290)	(278,422)	(185,198)	(25,370)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(3.56)	(1.56)	(1.03)	(0.14)
Diluted	(3.56)	(1.56)	(1.03)	(0.14)

Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(10.69)	(4.68)	(3.09)	(0.42)
Diluted	(10.69)	(4.68)	(3.09)	(0.42)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 2(g)
Net loss	(610,374)	(222,776)	(138,384)	(18,957)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	118,281	16,573	22,324	3,058

Comprehensive loss	(492,093)	(206,203)	(116,060)	(15,899)

Total comprehensive loss (income) attributable to non-controlling interests	843	(9,677)	1,990	273
Total comprehensive income attributable to redeemable non-controlling interests	(43,759)	(45,969)	(48,804)	(6,686)

Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(535,009)	(261,849)	(162,874)	(22,312)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated	Total
					Additional		other	Baozun
			Treasury		paid-in	Retained earnings/	comprehensive	shareholders’	Non-controlling
	Ordinary shares		shares		capital	(accumulated losses)	income	equity	interests	Total equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	216,944,118	133	8,149,626	(385,942)	4,959,646	425,125	(102,603)	4,896,359	163,310	5,059,669

Net loss	—	—	—	—	—	(653,290)	—	(653,290)	42,916	(610,374)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(43,759)	(43,759)
Share repurchases	—	—	24,203,643	(446,636)	—	—	—	(446,636)	—	(446,636)
Cancellation and return of loaned ADS	(12,692,328)	(9)	—	—	9	—	—	—	—	—
Share-based compensation	—	—	—	—	142,381	—	—	142,381	—	142,381
Exercise of share options and vesting of RSUs	4,503,090	—	—	—	3	—	—	3	—	3
Foreign currency translation adjustment	—	—	—	—	—	—	118,281	118,281	—	118,281
Acquisition of non-controlling interest	—	—	—	—	1,095	—	—	1,095	(6,465)	(5,370)
Consolidation of subsidiaries with noncontrolling interests	—	—	—	—	—	—	—	—	9,830	9,830
Deconsolidation of a subsidiary due to loss of control	—	—	—	—	26,029	—	—	26,029	(12,098)	13,931
Capital contribution from noncontrolling interests	—	—	—	—	(60)	—	—	(60)	360	300
Balance as of December 31, 2022	208,754,880	124	32,353,269	(832,578)	5,129,103	(228,165)	15,678	4,084,162	154,094	4,238,256

Net loss	—	—	—	—	—	(278,422)	—	(278,422)	55,646	(222,776)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(45,969)	(45,969)
Cancellation of treasury shares (Note 17)	(32,353,269)	(23)	(32,353,269)	832,578	(832,555)	—	—	—	—	—
Share-based compensation	—	—	—	—	94,971	—	—	94,971	—	94,971
Exercise of share options and vesting of RSUs	4,801,007	—	—	—	1	—	—	1	—	1
Foreign currency translation adjustment	—	—	—	—	—	—	16,573	16,573	—	16,573
Acquisition of non-controlling interest	—	—	—	—	(2,263)	—	—	(2,263)	(558)	(2,821)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	—	2,736	2,736
Settlement of derivative liabilities with Cainiao with shares of a subsidiary (Note 16)	—	—	—	—	182,182	—	—	182,182	—	182,182
Acquisition of subsidiary	—	—	—	—	—	—	—	—	5,325	5,325
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	(1,600)	(1,600)
Balance as of December 31, 2023	181,202,618	101	—	—	4,571,439	(506,587)	32,251	4,097,204	169,674	4,266,878

Net loss	—	—	—	—	—	(185,198)	—	(185,198)	46,814	(138,384)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(48,804)	(48,804)
Share repurchases	—	—	14,331,000	(95,502)	—	—	—	(95,502)	—	(95,502)
Share-based compensation	—	—	—	—	79,578	—	—	79,578	—	79,578
Exercise of share options and vesting of RSUs	7,766,706	2	—	—	164	—	—	166	—	166
Foreign currency translation adjustment	—	—	—	—	—	—	22,324	22,324	—	22,324
Tax effect relating to the investment from Cainiao	—	—	—	—	4,402	—	—	4,402	—	4,402
Acquisition of non-controlling interest	—	—	—	—	(3,627)	—	—	(3,627)	(904)	(4,531)
Capital contributions from noncontrolling interests	—	—	—	—	—	—	—	—	353	353
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	12,555	12,555
Adjustment to redeemable non-controlling interests	—	—	—	—	(5,325)	—	—	(5,325)	—	(5,325)
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	(1,080)	(1,080)
Transfer from redeemable non-controlling interests to non-controlling interests	—	—	—	—	—	—	—	—	17,570	17,570
Balance as of December 31, 2024	188,969,324	103	14,331,000	(95,502)	4,646,631	(691,785)	54,575	3,914,022	196,178	4,110,200

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(g))
Cash flows from operating activities:
Net loss	(610,374)	(222,776)	(138,384)	(18,957)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for (reversal of) credit losses allowance	1,494	19,750	(915)	(125)
Inventory write-down	161,596	152,904	150,752	20,653
Share-based compensation	142,381	103,449	76,261	10,448
Depreciation and amortization	196,543	251,628	244,851	33,544
Amortization of issuance cost of convertible senior notes	7,861	—	—	—
Deferred income tax	(56,115)	(45,591)	(40,889)	(5,602)
Loss on disposal of property and equipment	1,229	7,410	28,546	3,911
Loss on disposal of investments	16,967	—	—	—
Loss (gain) on acquisition of subsidiaries	90,065	(631)	—	—
Share of loss (income) in equity method investment	3,586	(6,253)	24,658	3,378
Impairment loss of investments	8,400	—	14,403	1,973
Unrealized loss (gain) related to investment securities	97,827	68,031	(4,851)	(665)
Exchange loss	804	8,530	10,213	1,399
Impairment of goodwill	13,155	35,212	6,934	950
Fair value loss on contingent consideration payable	9,495	—	—	—
Fair value change on financial instruments	364,758	(24,515)	(11,838)	(1,622)
Gain on repurchase of 1.625% convertible senior notes due 2024	(7,907)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(42,366)	226,889	181,561	24,874
Inventories	(31,026)	(33,808)	(222,498)	(30,482)
Advances to suppliers	158,312	65,942	(90,347)	(12,377)
Prepayments and other current assets	(134,949)	(10,890)	(105,804)	(14,495)
Amounts due from related parties	(8,921)	4,702	56,893	7,794
Operating lease right-of-use assets	248,523	143,840	302,735	41,475
Other non-current assets	22,812	21,693	(24,570)	(3,366)
Accounts payable	57,448	(133,511)	57,116	7,825
Notes payable	(41,766)	18,792	(45,450)	(6,227)
Income tax payables	(81,162)	(27,375)	12,193	1,670
Amounts due to related parties	(43,360)	2,403	(26,750)	(3,665)
Accrued expenses and other current liabilities	89,566	13,967	(94,278)	(12,917)
Other non-current liabilities	—	(47,313)	23,777	3,257
Operating lease liabilities	(252,271)	(144,224)	(291,137)	(39,886)
Dividend from return on an equity method investments	—	—	8,096	1,110
Net cash provided by operating activities	382,605	448,255	101,278	13,875

Cash flows from investing activities:
Purchases of property and equipment	(206,956)	(165,007)	(132,108)	(18,099)
Purchases of short-term investments	(907,790)	(820,633)	(1,124,370)	(154,038)
Net cash decrease upon disposal of subsidiaries	(1,902)	—	—	—
Maturity of short-term investments	10,000	1,010,477	582,470	79,798
Additions of intangible assets	(52,286)	(65,195)	(76,161)	(10,434)
Investment in equity investees	(63,225)	(172,313)	(947)	(130)
Payment for the acquisition of subsidiaries, net of cash acquired	(77,738)	(104,623)	(62,951)	(8,624)
Proceeds from disposal of equity investments	8,600	6,300	—	—
Loan to a related party	(15,364)	(29,378)	(664)	(91)
Loan to third parties	—	—	(2,875)	(394)
Net cash used in investing activities	(1,306,661)	(340,372)	(817,606)	(112,012)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(g))
Cash flows from financing activities:
Proceeds from short-term borrowings	1,843,457	1,820,689	1,969,737	269,853
Repayment of short-term borrowings	(1,375,847)	(1,721,039)	(1,864,500)	(255,435)
Repurchase of ordinary shares	(446,636)	—	(95,502)	(13,084)
Proceeds from sale of a subsidiary’s equity interest to Cainiao	101,189	—	—	—
Cash settlement of derivative liabilities with Cainiao	—	(73,988)	—	—
Proceeds from exercises of share options	3	1	164	22
Acquisition of non-controlling interests of subsidiaries	(5,371)	(2,821)	(4,531)	(621)
Dividends paid to non-controlling interests	—	(1,120)	(1,080)	(148)
Capital contribution from non-controlling interests	—	2,736	195	27
Repurchase and redemption of convertible senior notes	(1,759,973)	—	—	—
Payment of contingent consideration for acquisition of Full Jet	(7,224)	(32,491)	(24,220)	(3,318)
Net cash used in financing activities	(1,650,402)	(8,033)	(19,737)	(2,704)

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,574,458)	99,850	(736,065)	(100,841)

Cash, cash equivalents and restricted cash, beginning of year	4,699,764	2,245,724	2,352,295	331,314

Effect of exchange rate changes on cash, cash equivalents and restricted cash	120,418	6,721	28,084	(5,203)

Cash, cash equivalents and restricted cash, end of year	2,245,724	2,352,295	1,644,314	225,270

Supplemental disclosure of cash flow information:
Cash paid for interest	47,141	38,186	27,051	3,706
Cash paid for income tax	163,525	84,770	53,837	7,376
Supplemental disclosures of non-cash investing and financing activities:
Purchases of property and equipment included in payables	23,182	21,654	16,403	2,247
Settlement of loan to related parties through offsetting accounts receivable	3,220	—	—	—
Considerations payable in relation to business combination	—	—	32,090	4,396

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated statements of financial position that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash and cash equivalents	2,144,020	2,149,531	1,289,323	176,636
Restricted cash	101,704	202,764	354,991	48,634
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	2,245,724	2,352,295	1,644,314	225,270

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unless otherwise stated, all amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

Baozun Inc. (the “Company”) was incorporated under the laws of Cayman Islands on December 17, 2013. The Company, its subsidiaries and its variable interest entity (the “VIE”) (collectively referred to as the “Group”) are principally engaged to provide its customers with end-to-end e-commerce solutions including the sales of apparel, home and electronic products, online store design and setup, visual merchandising and marketing, online store operations, customer services, warehousing and order fulfillment, as well as the holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment.

As of December 31, 2024, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of	Place of	Issued share	Legal
	Incorporation/	Incorporation/Operation and legal	capital/Paid	Share in
	Acquisition	status	in capital	ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	10-Jan-2014	HK	HKD 10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	11-Nov-2003	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	30-Mar-2010	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	30-Mar-2010	PRC/limited liability Company	RMB8,648,649	100%
Baozun Hongkong Limited	11-Sep-2013	HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	29-Dec-2011	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	21-July-2015	HK	HKD 100,000	100%
Baotong Inc.	19-Jun-2019	Cayman	USD 10,681.32	63%
Baotong Hong Kong Holding Limited	5-May-2016	HK	HKD 10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	27-Mar-2017	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	07-Oct-2022	Hong Kong	RMB 100,000,000	100%
White Horse Hongkong Holding Limited	08-Nov-2022	Hong Kong	RMB10,000,000	100%
Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”)	31-Jan-2023	PRC/wholly foreign owned enterprise	USD 257,551,995	100%

VIE:
Shanghai Zunyi Business Consulting Ltd. ("Shanghai Zunyi")	31-Dec-2010	PRC/variable interest entity	RMB50,000,000	N/A

2. Summary of Significant Principal Accounting Policies

(a) Basis of presentation

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, including the VIE incorporated in PRC over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

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

The VIE arrangements

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide internet content distribution services. The Company and its PRC subsidiaries are considered as foreign-invested enterprises under PRC laws and accordingly are ineligible to engage in provisions of internet content or online services.

Shanghai Zunyi was established by two of the Company’s Founding Shareholders in December 2010 and had no operations until July 2014. In order to obtain the power to direct the activities that most significant impact Shanghai Zunyi’s economic performance and the right to receive benefits that is significant to Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

(i)Proxy Agreement, under which each shareholder of Shanghai Zunyi has irrevocably executed a power of attorney to grant Shanghai Baozun the power of attorney to act on his behalf on all matters pertaining to Shanghai Zunyi and to exercise all of the rights as a shareholder of the Shanghai Zunyi, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun.
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

(iii)Exclusive Technology Service Agreement, under which Shanghai Zunyi engages Shanghai Baozun as its exclusive technical and operational consultant and under which Shanghai Baozun agrees to assist in arranging the financial support necessary to conduct Shanghai Zunyi’s operational activities. Shanghai Zunyi shall not seek or accept similar services from other providers without the prior written approval of Shanghai Baozun. The agreement has a term of twenty years and will be automatically renewed on a yearly basis after expiration unless otherwise notified by Shanghai Baozun, and shall be terminated if the operation term of either Shanghai Baozun or Shanghai Zunyi expires. Shanghai Baozun may terminate this agreement at any time by giving a prior written notice to Shanghai Zunyi.
(iv)Equity Interest Pledge Agreements, under which the shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun as security of due performance of the obligations and full payment of consulting and service fees by VIE under the Exclusive Technology Service Agreement and other amounts payable by the individual shareholders to Shanghai Baozun under other agreements. If the shareholders of Shanghai Zunyi or Shanghai Zunyi breach their respective contractual obligations, Shanghai Baozun, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Zunyi shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Zunyi without prior written consent of Shanghai Baozun. The pledge shall be continuously valid until all the obligations and payments due under the Exclusive Technology Service Agreement and certain other agreements have been fulfilled.

Based on these contractual arrangements, Shanghai Zunyi is considered as a VIE because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. The Company is the primary beneficiary of Shanghai Zunyi and consolidates the financial results of Shanghai Zunyi since July 2014.

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

The Company’s ability to control Shanghai Zunyi also depends on the power of attorney Shanghai Baozun has to vote on all matters requiring shareholder approval. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership. In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines and the PRC government could:

●	revoke the business licenses and/or operating licenses of such entities;
●	shut down the Company’s website, or discontinue or restrict the conduct of any transactions between certain of the PRC subsidiaries and VIE;
●	impose fines, confiscate the income from the PRC subsidiaries or VIE, or impose other requirements with which the Company or the VIE may not be able to comply;
●	require the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the ability to consolidate, derive economic interests from, or exert effective control over the VIE; or
●	restrict or prohibit the use of the proceeds of any financing outside PRC to finance the business and operations in PRC, and take other regulatory or enforcement actions that could be harmful to the business of the Company.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the power to direct the activities of Shanghai Zunyi or the right to receive its economic benefits, the Group would no longer be able to consolidate the entity.

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group’s consolidated financial statement after elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs::

	As of
	December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	76,866	10,842
Accounts receivable, net	179,983	145,144
Inventories	106	15
Advances to suppliers	4,079	1,827
Amounts due from related parties	5	—
Prepayments and other current assets	2,923	2,877
Property and equipment, net	1,365	286
Intangible assets, net	19,076	23,378
Total assets	284,403	184,369
Short-term loan	—	99,694
Accounts payable	3,916	2,350
Notes payable	—	82,817
Amounts due to related parties	3	—
Income tax payables	3,300	3,983
Accrued expenses and other current liabilities	36,844	28,988
Total liabilities	44,063	217,832

	For Year Ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues	572,360	548,439	529,902
Net income	433,204	431,026	421,398
Net cash provided by operating activities	183,899	530,391	301,818
Net cash used in investing activities	(4,053)	(2,504)	—
Net cash provided by financing activities	—	—	98,077

The VIE contributed 6.81%, 6.22% and 5.62% of the consolidated net revenues for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the VIE accounted for 2.72% and 1.80% of the consolidated total assets, and 0.95% and 4.92% of the consolidated total liabilities, respectively.

There are no assets of the VIE that can be only used to settle the obligations of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its paid-in capital, additional paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Currently there are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. During the year ended December 31, 2024, the Company and it subsidiaries provided financial guarantee to VIE for obtaining bank facilities. As at December 31, 2024, bank loans drown down by VIE in amount of RMB99,694 and notes payables issued by VIE in amount of RMB82,817 were guaranteed by the Company’s subsidiaries.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting assumptions and estimates are used in allowance for credit losses, inventory write-down, identifying and measuring of assets acquired and liabilities assumed and impairment of goodwill.

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

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

●	Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
●	Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and mode-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group’s short-term financial instruments include cash and cash equivalents, restricted cash, short-term investments, receivables, payables, other current assets, amounts due from related parties, other current liabilities, amounts due to related parties and short-term loans. The carrying amounts of these short-term financial instruments approximate their fair values due to the short-term maturity of these instruments.

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2023	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active
	Markets for Identical Assets	Significant Other	Significant Unobservable
	(Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	44,260	—	—

As of December 31, 2024	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active
	Markets for Identical Assets	Significant Other	Significant Unobservable
	(Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	49,605	—	—
Derivative financial assets – currency forward contracts	—	11,557	—
Derivative financial liabilities – currency forward contracts	—	130	—

Equity securities with readily determinable fair value are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

The fair value of forward exchange contracts in Level 2 is determined by discounting the difference between the contractual forward price and the current forward price.

Certain of Company’s goodwill and equity investments are measured at a non-recurring basis based observable inputs (Level 3), if determined to be impaired. The following table presents the asset classification, the fair value and the non-recurring losses recognized for the years ended December 31, 2023 and 2024 due to impairment of the related assets.

As of December 31, 2023	Fair Value Measurements at Reporting Date Using
Description	Significant Unobservable
	Inputs (Level 3)	Total Loss for the Year
Goodwill	312,464	35,212

As of December 31, 2024	Fair Value Measurements at Reporting Date Using
Description	Significant Other	Significant Unobservable
	Observable Inputs (Level 2)	Inputs (Level 3)	Total Loss for the Year
Equity securities without readily determinable fair values	—	28,197	14,403
Equity-method investments	—	2,648	26,115
Goodwill	—	97,394	6,934

Goodwill was valued using the income approach based on discounted cash flows of the reporting units that goodwill was assigned to. The fair value measurement incorporates significant unobservable inputs including projected revenue, growth rates and projected operating profits based on current economic condition, expectation of management and projected trends of current operating results, and discount rate which were determined with the assistance of an independent valuation specialist.

Equity investment was valued using the income approach based on expected cash flows or using market approach based on market multiples derived from a set of comparable assets. Significant unobservable inputs include expected cash proceeds from investments based on the management estimation and market multiples determined with the assistance of an independent valuation specialist.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenues for the years ended December 31, 2022, 2023 and 2024:

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
A	1,094,564	976,028	978,678

The following customer accounted for 10% or more of balances of accounts receivable as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
A	406,578	*

* Not more than 10% of balances of accounts receivable as of respective financial year end.

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2022, 2023 and 2024

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
B	1,007,377	761,488	624,377

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties. As of December 31, 2023 and 2024 all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan and Taiwan which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB2,295,006 and RMB 2,064,158 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2023 and 2024, respectively.

(f) Foreign currency translation

The Group’s reporting currency is RMB. The functional currency of the Company is the United States dollar (“US$”). The functional currency of most of the Group’s entities incorporated in Hong Kong is Hong Kong dollars (“HK$”). The functional currency of the Group’s subsidiaries in PRC is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the period are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statement of operations.

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the consolidated statement of changes in shareholders’ equity and consolidated statement of comprehensive income.

(g) Convenience translation

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and consolidated statements of operations, comprehensive loss and cash flows from RMB into USD as of and for the year ended December 31, 2024 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB7.2993 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments with an original maturity of less than three months.

(i) Restricted cash

Restricted cash primarily consists of (i) minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Group’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Group (ii) deposit required by its business partners (iii) deposit required by membership card program and (iv) security for issuance of commercial acceptance notes mainly relating to purchase of inventories. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets. All restricted cash is held by major financial institutions in segregated accounts.

(j) Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year. The Group pledged RMB226 million of the short-term investments to obtain the bank borrowings for the years ended December 31, 2024.

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

Over the normal course of its business activities, the Company transferred certain trade receivable to third party banks under factoring agreements. Per the terms of these agreements, the Company surrenders control over its trade receivables upon transfer. Accordingly, the Company accounted for the transfers as sales of trade receivables. The costs incurred by the Company in connection with factoring activities were not material to its consolidated financial results. For the years ended December 31 2024, the amount of trade receivables transferred under these factoring agreement was RMB286.6 million.

(l) Inventories

Inventories consisting of products available for sale, are valued at the lower of cost or net realizable value. Cost of inventories is determined using the weighted average cost method. Valuation of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as historical trends of similar merchandise, inventory aging, historical and forecasted consumer demand and promotional environment.

(m) Investments

The Group uses the equity method to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control. The Group records equity method adjustments in share of income and losses. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. Dividends received are recorded as a reduction of carrying amount of the investment. Cumulative distributions that do not exceed the Group’s cumulative equity in earnings of the investee are considered as a return on investment and classified as cash inflows from operating activities. Cumulative distributions in excess of the Group’s cumulative equity in the investee’s earnings are considered as a return of investment and classified as cash inflows from investing activities.

Equity investments with readily determinable fair value and over which the Group does not have significant influence are initially and subsequently recorded at fair value, with changes in fair value reported in income.

Equity securities without readily determinable fair values and over which the Group does not have significant influence are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, and plus or minus changes resulting from qualifying observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3-5 years	0% - 5%
Vehicle	4-5 years	5%
Furniture and office equipment	3-5 years	5%
Machinery	6-10 years	5%
Buildings	38-44 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the ‘other operating income (expense), net’ of the consolidated statement of operations.

(o) Intangible assets, net

Intangible assets and the related useful lives are as follows:

Item	Useful years
Internally developed software	From 3 years to 10 years
Trademark	10 years
Supplier relationship	10 years
Customer relationship	From 2 years to 10 years
Brand	From 5 years to 10 years
Technology	From 3 years to 5 years

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

The Company perform the ongoing annual impairment test for goodwill at the end of the fourth quarter. the Company may elect to perform qualitative assessment for the reporting units containing goodwill to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a qualitative assessment is not performed, or if as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded. The impairment loss charged will be limited to the amount of goodwill allocated to that reporting unit.

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the years ended December 31, 2022, 2023 and 2024.

(r) Revenue

The Group provides brand e-commerce solutions to its brand partners and runs brand management operation. And its revenues are derived principally from product sales and provision of services.

Product Sales

The Group generates product sales revenues primarily through selling products purchased from brand partners and/or their authorized distributors to customers under the distribution model. Under this model, the Group identifies one performance obligation which is to sell goods directly to the customers through online and offline stores it operates. Revenue under the distribution model is recognized on a gross basis and presented as product sales on the consolidated statement of operations, because (i) the Group rather than the brand partner, is primarily responsible for fulfilling the promise to provide the specified good; (ii) the Group bears the physical and general inventory risk once the products are delivered to its warehouse; and (iii) the Group has discretion in establishing price.

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

The majority of the Group’s customers make online payments through third-party payment platforms when they place orders on websites of the Group’s online stores. The funds will not be released to the Group’s accounts by these third-party payment platforms until the customers accept the delivery of the products at which point the Group recognizes sales of products. A portion of the Group’s customers pay upon the receipt of products. For certain sale orders placed by online customers, the Group’s delivery service providers collect the payments from its customers for the Group. The Group records a receivable on the balance sheet with respect to cash held by third-party delivery service providers (i.e. couriers).

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

All the costs that the Group incurs in the provision of services are classified as operating expenses on the consolidated statement of operations.

Gross versus Net Revenue Recognition

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Our service revenue, which primarily derived from consignment model, is recorded net of the cost of goods sold as we generally act as an agent in these transactions.

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

Especially in Brand Management segment, customer purchases of gift cards are not recognized as sales until the card is redeemed and the customer purchases merchandise using the gift card. While a certain number of gift cards, will not be fully redeemed. Management estimates unredeemed balances and recognizes as revenue for these amounts.

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

(s) Cost of products

Cost of product consists of the purchase price of products and inbound shipping charges, inventory write-downs, design cost and royalty fee. Shipping charges to receive products from the suppliers are included in the inventories and recognized as cost of products upon sale of the products to the customers. Cost of products does not include other direct costs related to product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, etc. Therefore, the Group’s cost of products may not be comparable to other companies which include such expenses in their cost of products.

(t) Rebates

Rebates are provided by brand partners under the distribution model and determined based on the product purchase volume on a monthly, quarterly or annual basis. The Group accounts for the volume rebates as a reduction to the price it pays for the products subject to the rebate determination. Volume rebates are estimated based on the Group’s past experience and current forecasts and recognized as the Group makes progress towards the purchase threshold. Rebates are also provided as negotiated between the Group and its brand partners, which is recorded as reductions of cost of products in the consolidated statement of operations when the amounts are agreed by both parties.

(u) Fulfillment

Fulfillment costs represent shipping and handling expenses, payment processing and related transaction costs, rental expenses of leased warehouses, packaging material costs and costs incurred in outbound shipping, and operating and staffing of the Group’s fulfillment and customer service center, including costs attributable to buying, receiving, inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment.

(v) Sales and marketing

Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees and costs for promotional materials. Advertising costs are expensed as incurred.

Following the successful acquisition of Gap Shanghai in February 2023, sales and marketing expenses include various store-related costs, such as the amortization of lease improvements and decoration and store rents, etc.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB1,324,908, RMB1,249,110 and RMB1,684,828 for the years ended December 31, 2022, 2023 and 2024, respectively.

(w) Technology and content

Technology and content expenses consist primarily of technology infrastructure expenses, payroll and related expenses for employees in technology and system department, as well as costs associated with computers, storage and telecommunication infrastructure for internal use.

(x) General and administrative

General and administrative expenses consist of payroll related expenses for corporate employees, professional service fees, allowance for credit losses and other corporate overhead costs.

(y) Other operating income (expenses), net

Other operating income mainly consists of government subsidies.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB72,883, RMB92,895 and RMB63,463 were included in other operating income (expenses), net for the years ended December 31, 2022, 2023 and 2024, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

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

The Group accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations in the period of change.

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

(ab) Operating leases as lessee

Under the lease accounting standard, the Company determines if an arrangement is a lease or contains a lease at lease inception. For operating leases, the Company recognizes a right-of-use asset and a lease liability based on the present value of the lease payments over the lease term on the consolidated balance sheet at commencement date. The Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease expense is recorded on a straight-line basis over the lease term.

The Company elected the practical expedient not to separate lease and non-lease components of contracts and the short-term lease exemption for all contracts with lease terms of 12 months or less.

In addition to fixed lease payments, some of our leases contain contingent lease payments based on a percentage of revenue or other variables. Contingent lease obligations are not included in the initial measurement of the lease asset or liability and are recognized as lease expense in the period that the contingency is resolved.

The land use right acquired in 2017 represents lease prepayments to the local government authorities which is separately presented in the consolidated balance sheet. The Company determines its land use right agreement contains an operating lease land use right is carried at cost less accumulated amortization and impairment losses.

Amortization has been provided on a straight-line basis over 44 years, the useful life of the land use right. The amortization expenses of the land use right were RMB1,026 for the years ended December 31, 2022, 2023, and 2024. As of December 31, 2024 the land use right has a remaining useful life of 37 years.

(ac) Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. For the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statement of comprehensive income (loss).

(ad) Earnings (Loss) per share

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

(ae) Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) represent interests of certain third parties that are not mandatorily redeemable but redeemable for cash at a fixed or determinable price or a fixed or determinable date, at the option of the holder or upon the occurrence of an event that is not solely within the control of the Company. These interests are classified in the “redeemable non-controlling interest” section of the consolidated balance sheet, outside of shareholders’ equity. RNCI are initially recorded at the acquisition date fair value and subsequently are recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price, when the non-controlling interests are currently redeemable or it is probable that the noncontrolling interests that are not currently redeemable will become redeemable, the Group recognizes changes in the redemption price immediately as they occur.

(af) Business combinations

U.S. GAAP requires that all business combinations to be accounted for under the acquisition method. Following the acquisition method, the cost of an acquisition is measured as the aggregate of the fair value at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statement of operations and comprehensive income.

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

(ah) Segment information

Prior to January 31, 2023, the Group operates its business in a single segment. With the acquisition of Gap Shanghai, the Group recognized its operations into two segments: E-commerce segment and Brand Management segment. The segment information is set out in Note 24.

(ai) Recently issued accounting pronouncements

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) — Common Control Arrangements (“ASU 2023-01”) . It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for the Company from January 1, 2024, with early adoption permitted. We adopted this standard on January 1, 2024, and such adoption did not have a material impact on our financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”) , requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for the Company for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. We adopted this standard in 2024 for annual period disclosures, and such adoption did not have a material impact on our financial statements.

3. Revenue

For the years ended December 31, 2022, 2023 and 2024, substantially all of the Group’s revenues were generated in the PRC. Certain prior year disclosures are adjusted to conform to current year presentation. The disaggregated revenues by types, segments and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Product sales derived from:
- E-Commerce, at point of time	2,644,214	2,092,215	1,999,572
- Brand Management, at point of time	—	1,264,987	1,469,561
- Inter-segment elimination	—	—	(2,205)
	2,644,214	3,357,202	3,466,928

Service revenue derived from
- E-Commerce, over time	5,675,173	5,418,263	5,929,184
- E-Commerce, at point of time	81,244	110,638	141,515
	5,756,417	5,528,901	6,070,699
- Brand Management, over time	—	6,039	4,790
- Inter-segment elimination	—	(80,129)	(120,188)
	5,756,417	5,454,811	5,955,301

Total revenue	8,400,631	8,812,013	9,422,229

Service revenue by type

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
- Online store operations	1,624,114	1,604,695	1,765,364
- Warehousing and fulfillment	2,380,863	2,194,469	2,189,181
- Digital marketing and IT solutions	1,751,440	1,735,776	2,120,944
- Inter-segment eliminations	—	(80,129)	(120,188)
Total revenues from services	5,756,417	5,454,811	5,955,301

Contract liability

The movement of the contract liabilities, which primarily consist of advances from customers for the years ended December 31, 2023 and 2024 were as follows:

Advances from
Customers
Opening Balance as of January 1, 2023	120,858
Net increase	42,379
Ending Balance as of December 31, 2023	163,237
Net increase	10,532
Ending Balance as of December 31, 2024	173,769

Revenues amounted to RMB120,858 and RMB155,544 were recognized in the years ended December 31, 2023 and 2024 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable	2,309,466	2,160,714
Allowance for credit losses:
Balance at beginning of the period	(120,495)	(124,737)
Additions	(2,187)	—
Reverse	—	915
Exchange loss	(3,017)	(3,535)
Write-offs	962	421

Balance at end of the period	(124,737)	(126,936)

Accounts receivable, net	2,184,729	2,033,778

5. Inventories

Inventories consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Products	1,042,131	1,114,233
Packing materials and others	2,985	3,206
Inventories, net	1,045,116	1,117,439

Inventories write-downs of RMB161,596, RMB152,904 and RMB150,752 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2022, 2023 and 2024, respectively.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Rebate receivable from suppliers	197,775	168,406
Value-added tax (“VAT”) recoverable	133,727	140,798
Prepaid expenses	100,970	203,298
Deposits (1)	54,248	90,018
Interest receivables	58,756	53,833
Employee advances (2)	5,645	10,362
Others	39,229	57,376

Prepayment and other current assets	590,350	724,091
(1)	Deposits represent rental deposits and deposits paid to third-party platforms.
(2)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Electronic devices	286,369	290,778
Vehicle	6,008	5,613
Furniture and office equipment	202,682	241,117
Leasehold improvement	470,645	517,192
Machinery	122,371	117,136
Buildings	405,520	405,520

Total	1,493,595	1,577,356

Accumulated depreciation and amortization	(642,444)	(755,127)

Property and equipment, net	851,151	822,229

Depreciation and amortization expenses were RMB121,693, RMB166,803 and RMB159,256 for the years ended December 31, 2022, 2023 and 2024, respectively.

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Internally developed software	466,431	447,705
Trademark	1,074	976
Supplier relationship	15,620	15,620
Customer relationship	146,701	206,000
Brand	26,400	26,400
Technology	19,500	19,500
Accumulated amortization	(369,306)	(358,894)

Intangible assets, net	306,420	357,307

Amortization expenses for intangible assets were RMB73,824, RMB83,799 and RMB84,569 for the years ended December 31, 2022, 2023 and 2024, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are RMB70,317, RMB35,070, RMB 33,355, RMB 30,9974 and RMB 17,917, respectively.

9. Business acquisition and deconsolidation

(a) Acquisition of Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”, formerly knowns as Gap (Shanghai) Commercial Co., Ltd.)

Gap Shanghai was wholly owned by Gap Inc. (“Gap”), America’s specialty apparel company, offering apparel, accessories, and personal care products for women, men, and children. It has been operating since the opening of its first China store in 2010. In February 2023, the Group acquired 100% equity interest of Gap Shanghai for a total cash consideration of RMB176,385.

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

(b) Acquisition of Shanghai Mansen Brand Management Co., Ltd(“Shanghai Mansen”)

Shanghai Mansen is committed to creating a beauty and health brand that conforms to the health and ecological management of Chinese consumers. In April 2023, the Group acquired 51% equity interest of Shanghai Mansen for a total cash consideration of RMB32,640 and recognized a goodwill of RMB10,588.

(c) Acquisition of Hangzhou Baichen Technology Co., Ltd (“Zhejiang Baichen”)

Hangzhou Baichen is committed to provision of professional comprehensive service specializing in digital marketing for renowned brands across the country. In October 2023, the Group increased its equity interest of Hangzhou Baichen to 51% for a total cash consideration of RMB3,112 and recognized a goodwill of RMB762.

(d) Acquisition of Zhejiang Location Information Technology Co., Ltd. (‘‘Zhejiang Location”, formerly knowns as Hangzhou Location Information Technology Co., Ltd.)

Zhejiang Location primarily specializes in offering integrated Douyin and cross-platform content-driven e-commerce and marketing solutions. In April 2024, the Group acquired 51% equity interest of Zhejiang Location for a total consideration of RMB75,885 and recognized a goodwill of RMB56,870.

The following table summarizes the consideration paid for acquisition of Zhejiang Location and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of noncontrolling interests in Zhejiang Location

Amounts
Consideration
Cash	43,795
Contingent consideration arrangement - current	32,090
Fair value of total consideration transferred	75,885

Recognized amounts of identifiable assets acquired and liabilities assumed
Total assets	117,035
Total liabilities	(36,502)
Total identifiable net assets	80,533

Redeemable noncontrolling interests in Zhejiang Location (see Note 16)	(48,962)
Noncontrolling interests in Zhejiang Location	(12,555)
Goodwill	56,869
75,885

The contingent consideration arrangement requires the Company to pay up to a maximum amount of RMB32.7 million (undiscounted) in cash to the original shareholders of Zhejiang Location upon the achievement of certain performance conditions specified in the respective investment agreement. The fair value of the contingent consideration arrangement was estimated by applying the income approach with significant unobservable inputs including a discount rate and expected achievement rate. As of December 31, 2024, the amount recognized for the contingent consideration arrangement and the assumptions used to develop the estimates had not changed.

The fair value of noncontrolling interests in Zhejiang Location was estimated by applying the income approach with significant unobservable inputs including projected revenue, growth rates and projected operating profits, discount rate and discount on the lack of control.

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

10. Long-term investments

Long-term investments, consist of the followings:

	As of December 31,
	2023	2024
	RMB	RMB
Equity method investees	144,464	136,080
Equity securities measured at fair value	44,260	49,605
Equity securities without readily determinable fair values	170,405	156,002
	359,129	341,687

(a)Investments in equity method investees

	As of December 31,
	2023	2024
	RMB	RMB
Beijing Pengtai Baozun E-commerce Co., Ltd. (1)	54,934	55,553
Hunter Gcsea Limited (2)	74,657	76,945
Others (3)	14,873	3,582
Total	144,464	136,080
(1)	In January 2018, the Group invested RMB13,328 to establish an e-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB8,412, RMB9,483 and RMB619 was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.
(2)	In October 2023, the Group entered into an agreement with ABG HUNTER LLC (“ABG”) to form a joint venture company which is Hunter Gcsea Limited to expand ABG’s portfolio of brands’ business. Baozun holds 51% equity interest and ABG holds 49% equity interest. As the Group only has significant influence over Hunter Gcsea Limited, all major operational decisions required written consent from the other shareholder, it is accounted for under the equity method of accounting. Share of income in equity method investment of RMB9,855 was recognized for year ended December 31, 2024.
(3)	The Group identified impairment indicators over certain equity accounted investees and accordingly, recognized other-than-temporary impairment losses of RMB26,115 for the year ended December 31, 2024, which was included in share of loss of equity method investees in the consolidated statement of operation.

(b)Investments in equity securities measured at fair value

In January 2021, Baozun entered into a share purchase agreement with iClick, an independent online marketing and enterprise data solutions provider in China, and purchased 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of iClick at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of iClick are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of iClick, Baozun purchased 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of iClick. Holders of Class A ordinary shares of iClick are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value. An unrealized investment loss of RMB102,035, gain of RMB65 and gain of RMB15,030 was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group (Cayman) Limited (“Fosun”), a private company, which represents 1.57% voting interests, at an aggregate subscription price of RMB76,716. The investment was not in-substance common stock, and the investment was recorded as equity securities without determinable fair value as of December 31, 2021. Fosun was renamed as Lanvin Group(“Lanvin”) in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with a consideration of RMB 21,170. On December 15, 2022, Lanvin got listed on New York stock Exchange by SPAC and the 4,908,939 Class B preferred shares was converted into 1,321,790 ordinary shares. The investment was measured at fair value and an unrealized investment gain of RMB4,208, loss of RMB68,096 and loss of RMB10,179 was recognized for the year ended December 31, 2022, 2023 and 2024, respectively.

(c)Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were RMB170,405 and RMB156,002 as of December 31, 2023 and 2024, respectively. The carrying amount of the investments as of December 31, 2024 is composed by investments in four private companies. Since the investments are not in-substance common stock which are accounted for as investments in equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB8,400, RMB nil, and RMB14,403 for the years ended December 31, 2022, 2023 and 2024, respectively.

11. Goodwill impairment

The changes in the carrying amount of goodwill of E-Commerce segment for the years ended December 31, 2023 and 2024 were as follows:

E-Commerce Segment
RMB
Balance at January 1, 2023
Goodwill	349,481
Accumulated impairment loss	(13,155)
336,326
Goodwill acquired during the year	11,350
Impairment losses	(35,212)

Balance at December 31, 2023
Goodwill	360,831
Accumulated impairment loss	(48,367)
312,464
Goodwill acquired during the year	56,869
Impairment losses	(6,934)

Balance at December 31, 2024
Goodwill	417,700
Accumulated impairment loss	(55,301)
362,399

The Baozun, Morefun and International report units, which are parts of E-commerce segments were tested for impairment of goodwill by quantitative analysis in the fourth quarter of 2024. Due to the sensitivity of the operation of the Baozun reporting unit to changes in the economy, the Group recognized a goodwill impairment loss of RMB6,934 in the Baozun reporting unit for the years ended December 31 2024. RMB13,155 and RMB35,212 of impairment loss recognized in aggregate for the E-commerce segment for the years ended December 31, 2022 and 2023 respectively. The fair value of these reporting units were estimated under income approach using the expected present value of future cash flows.

There was no goodwill assigned to Brand Management segment.

12. Short-term loan

The short-term loans as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Short- term loan
Short-term bank borrowings	1,115,721	1,220,957

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,715,846 and RMB3,890,000 as of December 31, 2023 and 2024, respectively, which can only be used to maintain daily operation.

As of December 31, 2023, the Group had utilized credit facilities in amount of RMB1,115,721, RMB107,196 and RMB183,245 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,309,684 of the credit facilities was available for future borrowing as of December 31, 2023. The credit facilities expired subsequently in 2024.

As of December 31, 2024, the Group had utilized credit facilities in amount of RMB936,454, RMB133,051 and RMB427,621 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,392,874 of the credit facilities was available for future borrowing as of December 31, 2024. The credit facilities will expire during the period from January to December 2025.

13. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Logistics expenses accruals	267,040	227,234
Contract liabilities	163,237	173,769
Outsourced labor cost payable	111,318	91,023
Salary and welfare payable	196,018	177,477
Professional fee accruals	23,408	18,433
Marketing expenses accruals	217,995	244,706
Other tax payable	27,358	44,627
Sales return accrual	20,869	26,368
Consideration payables in relation to business combinations	75,244	60,782
Others	85,692	105,128

Accrued expenses and other current liabilities	1,188,179	1,169,547

14. Income tax

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Under the Hong Kong Inland Revenue Ordinance, for the Company’s subsidiaries incorporated in Hong Kong, the profits tax rate is calculated at 16.5% of the estimated assessable profits for the year, except for one subsidiary of the Company which is a qualifying corporation under the two-tiered Profits Tax rate regime. For this subsidiary, the first HK $2 million of assessable profits are taxed at 8.25% and the remaining assessable profits are taxed at 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2024, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate.

Taxation for other overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Many countries and jurisdictions have enacted new tax laws to implement the Pillar Two model rules published by the Organization for Economic Cooperation and Development (“OECD”) effective from January 1, 2024. The OECD’s Pillar Two initiative introduced a 15% global minimum tax applied on a jurisdiction-by- jurisdiction basis. Other countries in which the Group has operations or presence are also actively considering adopting the framework or are in various stages of enacting the framework into their respective country’s laws. The Group considers the current impact of the adoption of a global minimum effective tax is not material. The Group continues to monitor regulatory developments, as well as additional guidance from the OECD and continues to evaluate the impact.

The current and deferred portion of income tax expenses included in the consolidated statement of operations, which were substantially attributable to the Group’s PRC subsidiaries are as follows:

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current tax	82,595	57,594	61,628
Deferred tax	(56,115)	(45,591)	(40,889)

Income tax expense	26,480	12,003	20,739

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible share-based compensation	(6.13)%	(11.92)%	(20.50)%
Effect of tax rates in different tax jurisdiction	(23.20)%	(4.79)%	(31.87)%
Effect of preferential tax rate	0.84%	0.92%	(11.75)%
Research and development super deduction	2.28%	7.40%	13.04%
HK tax-free interest income	0.10%	3.51%	6.56%
Changes in valuation allowance and others	(3.45)%	(4.65)%	(2.78)%

Effective income tax rate	(4.56)%	(5.53)%	(22.30)%

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	4,898	1,993	10,132
Income per share effect-basic	0.03	0.01	0.06
Income per share effect-diluted	0.03	0.01	0.06

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Accrued expenses	64,166	88,137
Inventory write-down	46,674	51,667
Impairment of equity investments	8,595	14,305
Salary and welfare payable	1,954	1,890
Allowance for credit losses	23,464	21,890
Net operating loss carry forward	439,585	512,781
Lease	—	16,170

Less: valuation allowance	(383,810)	(472,332)

Deferred tax assets, net	200,628	234,508

Deferred tax liabilities:
Identifiable intangible assets	(24,966)	(32,783)

Deferred tax liabilities	(24,966)	(32,783)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgement and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2023 and 2024 respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB1,814,685 and RMB2,218,872 as of December 31, 2023 and 2024 respectively, for the Group’s certain subsidiaries.

Movement of the valuation allowance is as follows:

	For Year Ended December 31,
	2023	2024
	RMB	RMB
Balance as of January 1	38,316	383,810
Additions	355,907	109,509
Reversals	(10,413)	(20,987)
Balance as of December 31	383,810	472,332

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

As of December 31, 2023 and 2024, accumulated deficits of Company’s subsidiaries and VIE located in PRC were RMB2,332,782 and RMB2,349,005, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

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

15. Operating lease liabilities

The Group generally enters into lease agreements for office premise, warehouses and stores. The Group generally do not have renewal options nor termination options and the lease agreements do not contain any material residual value guarantees or material restrictive covenants. Most of the lease payments under E-commerce segment are fixed. The lease payments under Brand Management segment are typically payable in one of three ways: (i) fixed rental; (ii) the higher of a fixed base rental or a percentage of the store’s sale; or (iii) a percentage of the store’s sale.

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

	Year ended December 31,
Lease Term and Discount Rate	2023		2024
Weighted-average remaining lease term:
- Operating leases	4.63	years	4.30	years
Weighted-average discount rate:
- Operating leases	6.32%		6.13%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Operating lease
RMB
2025	286,771
2026	229,067
2027	146,028
2028	95,062
2029	83,675
Thereafter	122,220
Total lease commitment	962,823

Less: imputed interest	(121,881)

Total operating lease liabilities	840,942
Less: current operating lease liabilities	(243,137)

Long-term operating lease liabilities	597,805

As of December 31, 2024, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB6,364.

Supplemental cash flow information related to leases for the year ended December 31, 2023 and 2024 is as follows:

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in measurement of liabilities:

Operating cash flows from operating leases	371,295	432,477	362,289
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	54,036	429,788	122,728

During the three years ended December 31, 2022, 2023 and 2024, the Group incurred operating lease costs of RMB367,605, RMB447,126 and RMB734,042 (excluding RMB34,525 for short-term leases not capitalized as right-of-use assets), respectively. During the three years ended December 31, 2022, 2023 and 2024, the Group incurred variable lease costs expenses of nil, RMB20,276 and RMB16,361, respectively.

16. Redeemable non-controlling interests

In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly. Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun’s 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the noncontrolling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently. As of June 30, 2024, Morefun did not achieve the performance target stipulated in the agreement, so the Group exempted from the purchase obligation and the noncontrolling interests is no longer redeemable.

In October 2021, Cainiao Smart Logistics Investment Limited (“Cainiao”) entered into a shareholder agreement with Baozun Inc. and acquired 30% equity interest of Baotong Inc., a subsidiary of the Group with the total consideration of US$217.9 million, equivalent to RMB1,392.5 million.

Pursuant to the shareholder agreement, the pre-money valuation of Baotong shall be subject to adjustment in accordance with the achievement percentage of FY2022 target net profit of Baotong. Since Baotong’s net profit of FY2022 was less than the target net profit, Baozun was obliged to compensate Cainiao by cash or shares of Baotong or a combine of both. Therefore, a derivative liability of US$52.8 million, equivalent to RMB364.8 million, was recorded as of December 31, 2022. Upon the further agreement between Cainiao and the Group in 2023, the compensation was finalized and the adjustment of US$3.4 million, equivalent to RMB24.5 million, to the derivative liability was recorded with a corresponding fair value gain recognized in the consolidated statement of operations for the year ended December 31, 2023.

Subsequently in 2023, the derivative liability has been settled with the combination of cash of US$10.2 million, equivalent to RMB74.0 million, and 7% share of Baotong’s equity to non-controlling shareholder with designated value of RMB100.8 million, with a gain of RMB182.2 million as additional paid-in capital of the Group.

In addition, according to the agreement, if certain triggering events occur, Cainiao has the right to exercise a put option requiring Baozun to redeem Baotong’s shares within 12 months starting from August 2024, at a price equal to the initial investment plus an internal rate of 6%. As of the year ended December 31, 2023 and 2024, the Company assessed the fair value of put option is immaterial.

In April 2024, the Group completed its acquisition of 51% equity interests in Zhejiang Location, a Hangzhou-based Douyin partner specializing in apparel and accessories categories. Pursuant to the share purchase agreement, the Group should acquire additional 24% and 15% equity interest in Location from initial shareholders of Location upon the achievement of 2025 and 2026 performance conditions as defined in the share purchase agreement, respectively. As the redemption of the noncontrolling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and subsequently adjusted to the redemption value at each reporting date.

The following tables provides details of the redeemable noncontrolling interest activity for the years ended December 31, 2023 and 2024:

	For the year ended
	December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance as of January 1	1,421,680	1,438,082	1,584,858
Net income attributable to redeemable non-controlling interest	43,759	45,969	48,804
Settlement of derivative liabilities with shares	—	100,807	—
Impact from deconsolidation of a subsidiary due to loss of control	(27,357)	—	—
Adjustment of the redeemable non-controlling interest	—	—	5,325
Redeemable non-controlling interest arising from business acquisition	—	—	48,962
Transfer from redeemable non-controlling interest to non-controlling interest	—	—	(17,570)
Balance as of December 31	1,438,082	1,584,858	1,670,379

17. Ordinary Shares and Treasury Stock

On October 5, 2022, the Company announced a share repurchase plan with a maximum amount of US$80 million over the next 12 months. For the year ended December 31, 2022, the Company repurchased 24,203,643 shares with a total amount of US$68.0 million from its shareholders. The 32,353,269 outstanding treasury shares were all cancelled during the year 2023.

In January 2024, the Company announced a share repurchase plan with a maximum amount of US$20 million over the next 12 months. For the Year, the Company repurchased 4,777,000 ADSs (representing 14,331,000 Class A ordinary shares) from the market with cash consideration of US$13.3 million in aggregate, of which 844,601 ADSs (representing 2,533,803 Class A ordinary shares) will be cancelled.

For the years ended December 31, 2022, 2023 and 2024, 4,503,090, 4,801,007 and 7,766,705 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

18. Net loss per share

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss	(610,374)	(222,776)	(138,384)
Net loss (income) attributable to non-controlling interests	843	(9,677)	1,990
Net income attributable to redeemable non-controlling interests	(43,759)	(45,969)	(48,804)
Net loss attributable to ordinary shareholders of Baozun Inc.	(653,290)	(278,422)	(185,198)

Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(3.56)	(1.56)	(1.03)
Diluted	(3.56)	(1.56)	(1.03)

Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(10.69)	(4.68)	(3.09)
Diluted	(10.69)	(4.68)	(3.09)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	183,274,855	178,549,849	179,678,986
Diluted	183,274,855	178,549,849	179,678,986

During the years ended 2022, 2023 and 2024, the Group had 3,751,322, 8,502,786 and 3,379,002 outstanding restricted share units and options respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

19. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2024:

Name of related parties	Relationship with the Group
Alibaba Group Holding Limited (“Alibaba Group”)	Group’s former ordinary shareholders*

Beijing Pengtai Baozun E-commerce Co., Ltd. (“Pengtai”)	Equity method investee of the Group

Shanghai Misako E-commerce Limited (“Misako”)	Equity method investee of the Group

Hangzhou Juxi Technology Co., Ltd. (“Juxi”)	Equity method investee of the Group

Jiangsu Shanggao Supply Chain Co., Ltd. (“Shanggao”)	Equity method investee of the Group

Signify Lighting Technology (Shanghai) Co., Ltd. (“Signify”)	Equity method investee of the Group

Shanghai Kewei E-commerce Co., Ltd. (“Kewei”)	Equity method investee of the Group

Hangzhou Baichen Technology Co., Ltd. (“Baichen”)	Equity method investee of the Group and consolidated by the Group in October 2023

Hangzhou Dajing Guangtong Network Technology Co., Ltd. (“Dajing”)”)	Equity method investee of the Group and divestment in October 2022

Laifeng Brand Management (Shanghai) Co., Ltd. (“Laifeng”)	Equity method investee of the Group

Jiangsu Creaway Supply Chain Management Co., Ltd. (“Creaway Group”)	Non-controlling shareholder of BolTone, one subsidiary of the Group

Baobida IOT Technology (Suzhou) Co., Ltd. (“BBD”)	Equity method investee of the Group

Changsha Benwei Fresh Food Brand Management Co., Ltd. (“Benwei”)	Equity investee of the Group

Aoxue Culture Communication (Beijing) Co., Ltd. (“AX”)	Equity investee of the Group

Shanghai Mansen Brand Management Co., Ltd. (“Mansen”)	Equity investee of the Group and consolidated by the Group in April 2023

Sesame Blooming Limited (“Sesame”)	Equity investee of the Group

* Alibaba Group was previous the ordinary shareholders of the Company, who held approximately 14.4% of the total number of issued shares of the Company. On May 30, 2024, Alibaba Group sold these shares to Champion Kerry via a share sales and purchase agreement and then ceased to be a related party of the Group, while Champion Kerry became a related party of the Group since then.

(a)    The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue derived from:
Product sales revenue generated from Alibaba Group	5,954	8,607	2,779
Warehousing service revenue generated from Alibaba Group	34,614	70,566	50,553
Store operation service revenue generated from Alibaba Group	7,523	5,728	2,210
Store operation service revenue generated from Pengtai	4,951	5,232	2,079
Store operation service revenue generated from Signify	5,912	6,493	3,942
Store operation service revenue generated from Kewei	938	2,985	—
Logistic service revenues collected by Creaway Group	64,572	12,814	10,926
Logistic service revenues generated from Creaway Group	2,239	1,363	18,180
Store operation service revenue generated from Aaoxue	3,175	1,522	2,771
Store operation service revenue generated from Benwei	6,321	5,375	1,477
Store operation service revenue generated from Mansen	1,443	195	—
Warehousing service revenue generated from Signify	91	—	—
Others	1,979	1,015	192
	133,758	113,288	92,330

Service fees:
Marketing and platform service fees paid to Alibaba Group	746,858	278,938	167,356
Logistic service fees paid to Alibaba Group	47,569	38,373	7,153
Outsourcing labor cost paid to Juxi	6,406	6,493	203
Marketing and platform service fees paid to Kewei	52,806	16,337	—
Marketing and platform service fees paid to Baichen	715	723	—
Logistic service expenses advanced by Creaway Group	13,410	1,330	647
Logistic service expenses paid to Creaway Group	4,339	2,902	5,429
Logistic service expenses paid to BBD	8,224	718	—
IT service fees paid to Alibaba Group	10,718	12,755	4,860
Others	1,374	3,863	1,418

(b)     The Group had the following balances with its related parties:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from Alibaba Group (1)	48,096	—
Amounts due from Signify	1,709	1,383
Amounts due from Kewei	900	—
Amounts due from Pengtai	2,049	—
Amounts due from Creaway Group	6,631	4,610
Amounts due from Aaoxue	509	1,023
Amounts due from Benwei	3,815	2
Amounts due from Sesame	22,747	—
Others	205	3
Total amount due from related parties	86,661	7,021

Amounts due to Alibaba Group (1)	30,485	—
Amounts due to Juxi	453	—
Amounts due to Creaway Group	1,028	3,124
Others	152	2,245
Total amount due to related parties	32,118	5,369
(1)	Amounts due from Alibaba Group consisted of receivables of RMB48,096 to be collected from Alibaba Group for deposits paid to Alibaba, store operation services and warehousing services provided by the Group as of December 31, 2023. Amounts due to Alibaba Group consisted of payables of RMB30,485 for logistic, marketing and platform services, and commission fees as of December 31, 2023.

20. Commitments

The Group has leases commitment, please refer to Note 15.

21. Share-based Compensation

Share incentive plan

As of December 31, 2024, the Company had share incentive plans which were adopted in May 2014 and May 2015 and furtherly replaced by a share incentive plan adopted in October 2022 (“2022 Share Incentive Plan”), pursuant to which, various types of awards such as options, restricted shares, restricted share units, share payments and share appreciation rights are available to be granted.

Share options

A summary of option activities during the year ended December 31, 2024 is presented below:

			Weighted		Weighted
		Weighted	Average	Aggregate	Average
		Average	Remaining	Intrinsic	Grant-Date
	Number of	Exercise	Contractual	Value of	Fair
	Options	Price	Term	Options	Value
		RMB		RMB	USD
Outstanding, as of January 1, 2024	1,876,826	0.5	0.7	11,543	2.15
Forfeited	—	—	—	—
Exercised	(1,770,026)	—	—	—	2.18
Outstanding, as of December 31, 2024	106,800	7.4	0.2	232	1.66
Vested as of December 31, 2024	106,800	7.4	0.2	232	1.66
Exercisable as of December 31, 2024	106,800	7.4	0.2	232	1.66

No share options were granted during the years ended December 31, 2022, 2023 and 2024. As of December 31, 2024.

The aggregate intrinsic value of options exercised during the year ended December 31, 2024 was RMB12,303.

Restricted share units

Under 2022 Share Incentive Plan, the Group granted 3,880,413 restricted share units to certain employees and senior management in 2024, which vest over a period from 3 months to 4 years. A summary of the restricted share units activities under the 2022 Share Incentive Plan during the year ended December 31, 2024 is presented below:

	Number of
	restricted share	Weighted-average
	units	Grant-Date Fair Value
		RMB
Outstanding and unvested, as of December 31, 2023	6,625,960	20.32

Granted	3,880,413	5.36
Vested	(5,996,679)	13.05
Forfeited	(1,237,492)	13.19
Outstanding and unvested, as of December 31, 2024	3,272,202	15.12

The fair value of restricted share units granted was determined based on the fair value of the Company’s ordinary shares on the grant date.

As of December 31, 2024, there was RMB40,475 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 1.59 years.

The Group recorded compensation expenses of RMB142,381, RMB103,449 and RMB81,601 for both share options and restricted share units for the years ended December 31, 2022, 2023 and 2024, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Fulfillment	13,730	6,443	4,885
Sales and marketing	57,548	33,955	19,943
Technology and content	22,512	12,184	11,290
General and administrative	48,591	50,867	45,483

	142,381	103,449	81,601

22. Employee benefit plans

The Group’s PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB373,024, RMB407,783 and RMB372,164 for the years ended December 31, 2022, 2023 and 2024, respectively, for such benefits.

23. Restricted net assets

The Company’s subsidiaries and VIE, in accordance with the PRC Company Laws, must make appropriation from their after-tax profit (as determined under PRC GAAP) to non-distributable reserve funds including (i) statutory surplus fund, (ii) statutory public welfare fund and (iii) discretionary surplus fund. Statutory surplus fund is at least 10% of the after-tax profit as determined under PRC GAAP until such reserve has reached 50% of the registered capital of the respective company. Appropriation of the statutory public welfare fund and discretionary surplus fund are made at the discretion of the Company.

The appropriation to these reserves by the Group’s PRC entities were RMB16,484, RMB21,933 and RMB13,450 for the years ended December 31, 2022, 2023 and 2024. The accumulated reserves as of December 31, 2022, 2023 and 2024 were RMB134,624, RMB156,577 and RMB170,008 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB3,418,438 as of December 31, 2024.

24. Segment Information

(a)Description of segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is identified as the chief executive officer. The CODM regularly reviews the operation data, segment profits and uses these results to evaluate the performance of, and to allocate resources to, each of the segments.

After the acquisition of Gap Shanghai, being the first brand brought into Brand Management starting from February 1, 2023, the Group updated its operating segments structure into two operating segments, which are (i) E-commerce; (ii) Brand Management, in the purpose of better reflecting the business developments.

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-commerce focuses on Baozun traditional business and comprises two business lines, BEC (Baozun E-commerce) and BZI (Baozun International).

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

(b)Segments data

The table below provides a summary of the Group’s reportable segment results for the year ended December 31, 2022, 2023, and 2024 with prior periods’ segment information retrospectively presented to conform to current period presentation:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenues:
E-Commerce	8,400,631	7,621,114	8,070,271
Brand Management	—	1,271,027	1,474,351
Inter-segment eliminations *	—	(80,128)	(122,393)
Total consolidated net revenues	8,400,631	8,812,013	9,422,229

**Adjusted Operating Profits (Losses):
E-Commerce	256,093	163,990	179,622
Brand Management	—	(187,663)	(168,767)
Inter-segment eliminations *	—	—	(210)
Total Adjusted Operating Profits (Losses)	256,093	(23,673)	10,645
Unallocated expenses:
Share-based compensation expenses	(142,381)	(103,449)	(81,601)
Amortization of intangible assets resulting from business acquisition	(39,431)	(31,875)	(36,257)
Acquisition-related expenses	(13,694)	(12,171)	—
Cancellation fees of repurchased shares	(4,650)	—	(678)
Loss on variance from expected contingent acquisition payment	(9,495)	—	—
Impairment of goodwill	(13,155)	(35,212)	(6,934)
Total other (expenses) income	(613,595)	(10,646)	21,838
Loss before income tax	(580,308)	(217,026)	(92,987)

*The Inter-segment eliminations mainly consist of revenues from services provided by E-commerce to Brand Management.

**Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses, amortization of intangible assets resulting from business acquisition, cancellation fees of repurchased shares, loss on variance from expected contingent acquisition payment and impairment of goodwill.

Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

E-Commerce	121,693	121,237	114,590
Brand Management	—	45,566	44,666
Total depreciation of property and equipment, net	121,693	166,803	159,256

Interest income and expenses (included in the measurement of segment profit or loss):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

E-Commerce	45,816	83,983	75,422
Brand Management	—	1,289	1,659
Inter-segment eliminations	—	(3,159)	(8,329)
Total Interest income	45,816	82,113	68,752

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

E-Commerce	(56,917)	(41,221)	(37,830)
Brand Management	—	(3,282)	(9,486)
Inter-segment eliminations	—	3,159	8,329
Total Interest expense	(56,917)	(41,344)	(38,987)

Share of income (loss) of equity method investments (included in the measurement of segment profit or loss):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

E-Commerce	(3,586)	6,253	(34,503)
Brand Management	—	—	9,845
Total Share of income (loss) of equity method investments	(3,586)	6,253	(24,658)

Income tax expenses (included in the measurement of segment profit or loss):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

E-Commerce	(26,480)	(12,003)	(18,154)
Brand Management	—	—	(2,585)
Total Income tax expenses	(26,480)	(12,003)	(20,739)

The Group’s Chief Operating Decision Maker does not evaluate the performance of the Group’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Geographic Area Information

Geographic revenue information is based on the location of our customer operates. As the Group’s customers are mainly located in the PRC and the Group revenues derived from within the PRC are RMB8,255,790, RMB8,701,254 and RMB9,310,046 for the years ended 2022, 2023 and 2024, respectively.

25. DIVIDEND

The Board did not recommend the distribution of any interim dividend for the year ended December 31, 2022, 2023 and 2024.

26. Subsequent Event

There was no event that has taken place subsequent to December 31,2024 that may have a material impact on the Group’s operating and financial performance.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			Note 3
ASSETS
Current assets:
Cash and cash equivalents	446,105	99,308	13,605
Restricted cash	120,807	46,953	6,433
Prepayments and other current assets	24,255	23,980	3,285
Short term investment	—	177,585	24,329
Amounts due from subsidiaries and VIE	1,681,216	1,648,067	225,784
Total current assets	2,272,383	1,995,893	273,436

Non-current assets:
Investments in subsidiaries and VIE	1,844,885	1,904,448	260,908
Investments in equity investee	10,261	28,433	3,895
Total non-current assets:	1,855,146	1,932,881	264,803
TOTAL ASSETS	4,127,529	3,928,774	538,239

LIABILITIES
Current liabilities:
Other current liabilities	30,325	14,660	2,008
Derivative financial liabilities	—	92	13
Total current liabilities	30,325	14,752	2,021

Total non-current liabilities
TOTAL LIABILITIES	30,325	14,752	2,021

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 167,901,880 and 175,668,586 shares issued, 167,901,880 and 161,337,586 shares outstanding, as of December 31, 2023, and December 31, 2024, respectively)	93	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	8	8	1
Additional paid-in capital	4,571,439	4,646,631	636,586
Treasury shares	—	(95,502)	(13,084)
Accumulative deficit	(506,587)	(691,785)	(94,775)
Accumulated other comprehensive income	32,251	54,575	7,477
Total shareholders’ equity	4,097,204	3,914,022	536,218
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,127,529	3,928,774	538,239

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 3
Operating expenses:
Fulfillment	—	—	(4,884)	(669)
Sales and marketing	(2,362)	(5,242)	(16,677)	(2,285)
Technology and content	—	—	(11,290)	(1,547)
General and administrative	(53,170)	(27,376)	(66,865)	(9,160)
Other operating (expenses) income	5,194	3,498	(47)	(6)
Total operating expenses	(50,338)	(29,120)	(99,763)	(13,667)
Loss from operations	(50,338)	(29,120)	(99,763)	(13,667)
Interest income	13,367	34,379	15,295	2,095
Interest expense	(15,698)	—	—	—
Share of loss in equity method investment	—	—	(21,855)	(2,994)
Unrealized investment (loss) gain	(102,035)	65	15,030	2,059
Exchange loss	(85,795)	(29,245)	(27,554)	(3,775)
Gain on repurchase of 1.625% convertible senior notes due 2024	7,907	—	—	—
Equity in income (loss) of subsidiaries and VIE	(55,940)	(279,016)	(66,433)	(9,101)
Fair value (loss) gain on financial instruments	(364,758)	24,515	82	11
Net loss	(653,290)	(278,422)	(185,198)	(25,372)
Foreign currency translation adjustment	118,281	16,573	22,324	3,058
Comprehensive loss	(535,009)	(261,849)	(162,874)	(22,314)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				Note 3
Cash flows from operating activities:
Net loss	(653,290)	(278,422)	(185,198)	(25,372)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Exchange loss	85,795	29,245	27,554	3,775
Amortization of issuance cost of convertible senior notes	7,861	—	—	—
Equity in (loss)/income of subsidiaries and VIE	55,940	279,016	66,433	9,101
Income tax payable	(94,298)	—	—	—
Share of loss in equity method investment	—	—	21,855	2,994
Unrealized loss (gain) related to investments in equity investee	102,035	(65)	(15,030)	(2,059)
Gain from repurchase CB	(7,907)	—	—	—
Changes in other current liabilities	13,201	(3,412)	(15,665)	(2,146)
Fair value loss (gain) on financial instruments	364,758	(24,515)	(82)	(11)
Fair value change on contingent consideration payable	9,495	—	—	—
Share-based compensation	—	—	78,017	10,688
Net cash (used in) provided by operating activities	(116,410)	1,847	(22,116)	(3,030)

Cash flows from investing activities:
Loan to subsidiaries	—	(621,360)	—	—
Investments in, advance to, and repayment from subsidiaries and VIE, net	1,127,579	365,226	(100,985)	(13,835)
Short term investment	(138,052)	138,052	(177,585)	(24,329)
Net cash provided by (used in) investing activities	989,527	(118,082)	(278,570)	(38,164)

Cash flows from financing activities:

Proceeds from exercises of share options	3	1	164	22
Repurchase of ordinary shares	(446,636)	—	(95,502)	(13,084)
Proceeds from sale of subsidiary’s equity interest to Cainiao	101,189	—	—	—
Payment for short term loan	(1,759,973)	—	—	—
Purchase of subsidiaries	(7,224)	(13,213)	(16,220)	(2,222)
Settle derivative liabilities with Cainiao	—	(73,988)	—	—
Net cash (used in) provided by financing activities	(2,112,641)	(87,200)	(111,558)	(15,284)

Net increase (decrease) in cash and cash equivalents	(1,239,524)	(203,435)	(412,244)	(56,478)
Cash and cash equivalents, beginning of year	1,894,125	783,543	566,912	79,848
Effect of exchange rate changes on cash and cash equivalents	128,942	(13,196)	(8,407)	(3,332)
Cash and cash equivalents and restricted cash, end of year	783,543	566,912	146,261	20,038

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Supplemental disclosure of cash flow information:
Cash paid for interest	12,406	—	—	—
Cash paid for income tax	94,298	—	—	—

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3)	Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.
4)	As of December 31, 2023 and 2024 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.