Form 20-F
period 2025-12-31
Baozun Inc.
filed 2026-04-23
CIK 1625414

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 174,316,616 ordinary shares issued and outstanding, par value US$0.0001 per share, being the sum of 161,015,878 Class A ordinary shares and 13,300,738 Class B ordinary shares.

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

☐ Yes ☐ No

Auditor Name	Auditor Location	Auditor Firm ID
KPMG Huazhen LLP	Shanghai, China	1186
Deloitte Touche Tohmatsu Certified Public Accountants LLP	Shanghai, China	1113

i

CERTAIN DEFINED TERMS

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;
●	“Baozun,” “we,” “us,” “our company,” and “our,” are to Baozun Inc., a Cayman Islands exempted company, formerly known as Baozun Cayman Inc. and unless the context requires otherwise, includes its consolidated subsidiaries and variable interest entity and its subsidiaries;
●	“brand e-commerce” are to business-to-consumer (B2C) e-commerce conducted through official brand stores, official marketplace stores, or official stores on other channels;
●	“brand partners” are to companies for which we provide e-commerce services including but not limited to online store operations (such as operating or having entered into agreements to operate official brand stores, official marketplace stores, or official stores on other channels under their brand names), digital marketing, IT solutions, warehousing and fulfillment;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region;
●	“GMV” are to gross merchandise volume, and when used in connection with our business, include (i) the full value of all purchases transacted and settled on the stores operated by us (including, prior to its closure in 2017, our Maikefeng marketplace but excluding stores for the operations of which we only charge fixed fees) and (ii) the full value of purchases for which consumers have placed orders and paid deposits on such stores and which have been settled offline. Our calculation of GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled;
●	“HK$” or “Hong Kong dollars” or “HK dollars” are to Hong Kong dollars, the lawful currency of Hong Kong;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Share Registrar” are to Computershare Hong Kong Investor Services Limited;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“O2O” are to online-to-offline and offline-to-online commerce;
●	“official brand stores” are to brands’ official online stores;
●	“official marketplace stores” are to brands’ flagship stores and authorized stores on third-party online marketplaces;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“US$”, “U.S. dollars” or “dollars” are to the legal currency of the United States; and
●	“VIE” are to variable interest entity, and “our VIE” are to Shanghai Zunyi Business Consulting Ltd., or Shanghai Zunyi, our PRC consolidated VIE.

Solely for the convenience of the reader, certain RMB amounts and Hong Kong dollar amount have been translated into U.S. dollars at specified rates. Unless otherwise noted, all translations from RMB and Hong Kong dollars to U.S. dollars and from U.S. dollars to RMB and Hong Kong dollars were made at a rate of RMB6.9931 to US$1.00 and HK$7.7833 to US$1.00, the respective exchange rates as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. We make no representation that the RMB, Hong Kong dollar or U.S. dollar amounts referred to herein could have been or could be converted to U.S. dollars or RMB, as the case may be, at any particular rate, or at all.

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

ITEM 3. KEY INFORMATION

Our Corporate Structure and Contractual Arrangements with our VIE

Baozun Inc. is not a PRC operating company but a Cayman Islands holding company with operations primarily conducted through (i) our PRC subsidiaries and (ii) contractual arrangements with our VIE and its subsidiaries. Shanghai Zunyi holds a value-added telecommunication license, covering internet information services rendered through mobile network, or an ICP license. Shanghai Zunyi previously operated our Maikefeng marketplace, an e-commerce platform for other trading parties which was closed in 2017 and for which direct foreign investment was prohibited under the PRC laws. Shanghai Zunyi previously provided, and now continues to provide, brand e-commerce service to our brand partners, for which direct foreign investment is allowed under the PRC laws. Shanghai Zunyi is 80% owned by Ms. Jie Shen, spouse of our founder, chairman and chief executive officer, Mr. Vincent Wenbin Qiu, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Ms. Jie Shen and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 6.2%,5.6% and 4.4% of our total net revenues in 2023, 2024 and 2025, respectively. Investors in our ADSs are not purchasing equity interest in our VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

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

Permissions Required from the PRC Authorities for Our Operations

Our business is subject to supervision and regulation by relevant PRC government authorities, including without limitation the Ministry of Commerce of the PRC, or the MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC State Administration for Market Regulation (formerly known as the SAIC), or the SAMR and National Medical Products Administration. We currently hold all material licenses and permits required for our business operations, including a value -added telecommunication license, or a VAT license, for domestic call center services and internet information services, a VAT license for online data processing and transaction processing business (operational e-commerce), Food Production Permit, Food Operation Permits, Publication Operation Permit, Road Transportation Operation Permit, Permits for Travel Business, Permits for Liquor Circulation, Labor Dispatching Business Permit and Medical Device Operation Enterprise Permit. However, we cannot assure you that we will be able to renew these licenses and permits upon their expiration or to expand the current business scope of these licenses and permits when required, obtain any license or permit that is in application, or obtain new licenses or permits in the future as a result of our business expansion, change in our business operations or change in laws and regulations applicable to us. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business — Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.”

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2023	2024	2025

	(RMB in thousands)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	—	—	—
Loans from Parent to Hong Kong subsidiaries	—	—	—
Repayment from Hong Kong subsidiaries to Parent	365,227	146,469	304,141
Loans from Hong Kong subsidiaries to PRC subsidiaries	—	—	—
Amounts paid by our VIE to PRC subsidiaries	694,906	782,972	710,426

Our VIE may transfer cash to Shanghai Baozun E-Commerce Limited, or the WFOE, by paying service fees according to the exclusive technology service agreement. Pursuant to the exclusive technology service agreement, WFOE has the exclusive right to provide specified technology services to VIE. Without the prior written consent of WFOE, VIE may not accept the same or similar technology services provided by any third party during the term of the agreement. VIE agrees to pay to WFOE a service fee of 95% of the net revenues of VIE and extra service fees for additional services provided by WFOE as requested by VIE within three months after each calendar year for the services provided in the preceding year. Considering the future operating and cashflow needs of our VIE, for the years ended December 31, 2023, 2024 and 2025, no service fees were charged to our VIE by WFOE, and no payments were made by our VIE under the Exclusive Technology Service Agreement. If there is any amount payable to WFOE under the contractual agreements, our VIE will settle the amount accordingly.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to U.S. investors.

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

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2025, the amount restricted, including paid-in capital and statutory reserve funds, was RMB3,424.9 million (US$489.8 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Financial Information Related to Our VIE

The following table presents the condensed consolidating balance sheet data for our VIE and other entities as of the dates presented.

	As of December 31, 2025
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	28,719	627,741	246,179	4,696	—	907,335
Restricted cash	721	129,078	11,160	—	—	140,959
Short-term investments	—	1,192,032	555,000	—	—	1,747,032
Accounts receivable, net	—	1,743,696	297,292	132,175	—	2,173,163
Inventories, net	—	735,828	143,572	21	—	879,421
Advances to suppliers	—	252,696	105,858	8,117	—	366,671
Derivative financial assets	—	6,342	—	—	—	6,342
Prepayments and other current assets	16,862	400,216	158,453	453	—	575,984
Amounts due from related parties	—	6,235	—	—	—	6,235
Amounts due from subsidiaries and VIE	1,354,793	1,787,869	2,946,877	553,471	(6,643,010)	—
Investments in subsidiaries and VIE	2,242,020	—	—	—	(2,242,020)	—
Investments in equity investees	—	232,213	—	—		232,213
Long-term debt investment	4,560	251,846	—	—	—	256,406
Property and equipment, net	—	743,056	14,884	763	—	758,703
Intangible assets, net	—	239,883	55,852	27,189	—	322,924
Land use right, net	—	36,413	—	—	—	36,413
Operating lease right-of-use assets	—	381,081	270,579	—	—	651,660
Goodwill	—	274,326	—	—	—	274,326
Other non-current assets	—	69,169	1,906	—	—	71,075
Deferred tax assets	—	270,932	13,322	—	—	284,254
Total assets	3,647,675	9,380,652	4,820,934	726,885	(8,885,030)	9,691,116

Short-term loan	—	511,452	619,321	77,000	—	1,207,773
Accounts payable	—	394,484	69,620	1,977	—	466,081
Notes payable	—	107,892	192,202	35,077	—	335,171
Income tax payables	—	7,665	22,490	5,351	—	35,506
Accrued expenses and other current liabilities	5,056	1,126,612	200,012	27,709	—	1,359,389
Derivative liabilities	—	—	—	—	—	—
Amounts due to related parties	—	1,532	—	—	—	1,532
Amounts due to subsidiaries and VIE	—	4,926,025	1,574,132	142,853	(6,643,010)	—
Current operating lease liabilities	—	214,114	25,598	—	—	239,712
Deferred tax liabilities	—	22,981	—	—	—	22,981
Long-term operating lease liabilities	—	191,329	298,269	—	—	489,598
Other non-current liabilities	—	41,781	—	—	—	41,781
Total liabilities	5,056	7,545,867	3,001,644	289,967	(6,643,010)	4,199,524
Redeemable non-controlling interests	—	57,619	—	—	—	57,619
Equity	3,642,619	1,777,166	1,819,290	436,918	(2,242,020)	5,433,973

	As of December 31, 2024
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	99,308	858,097	321,076	10,842	—	1,289,323
Restricted cash	46,953	291,501	16,537	—	—	354,991
Short-term investments	177,585	729,033	365,000	—	—	1,271,618
Accounts receivable, net	—	1,660,089	228,545	145,144	—	2,033,778
Inventories, net	—	844,189	273,235	15	—	1,117,439
Advances to suppliers	—	309,806	92,720	1,827	—	404,353
Derivative financial assets	—	11,557	—	—	—	11,557
Prepayments and other current assets	23,821	112,425	584,968	2,877	—	724,091
Amounts due from related parties	—	7,021	—	—	—	7,021
Amounts due from subsidiaries and VIE	1,648,227	1,531,392	2,161,295	601,771	(5,942,685)	—
Investments in subsidiaries and VIE	1,904,448	—	—	—	(1,904,448)	—
Investments in equity investees	28,433	313,254	—	—	—	341,687
Property and equipment, net	—	804,267	17,676	286	—	822,229
Intangible assets, net	—	272,319	61,610	23,378	—	357,307
Land use right, net	—	37,438	—	—	—	37,438
Operating lease right-of-use assets	—	496,797	270,579	—	—	767,376
Goodwill	—	362,399	—	—	—	362,399
Other non-current assets	—	69,886	—	—	—	69,886
Deferred tax assets	—	179,870	54,638	—	—	234,508
Total assets	3,928,775	8,891,340	4,447,879	786,140	(7,847,133)	10,207,001

Short-term loan	—	585,494	535,769	99,694	—	1,220,957
Accounts payable	—	502,303	116,026	2,350	—	620,679
Notes payable	—	218,119	160,243	82,817	—	461,179
Income tax payables	—	31,787	(9,211)	3,983	—	26,559
Accrued expenses and other current liabilities	26,310	987,944	126,305	28,988	—	1,169,547
Derivative liabilities	(11,557)	11,687	—	—	—	130
Amounts due to related parties	—	5,369	—	—	—	5,369
Amounts due to subsidiaries and VIE	—	4,602,327	1,199,031	141,327	(5,942,685)	—
Current operating lease liabilities	—	217,539	25,598	—	—	243,137
Deferred tax liabilities	—	32,783	—	—	—	32,783
Long-term operating lease liabilities	—	299,536	298,269	—	—	597,805
Other non-current liabilities	—	48,277	—	—	—	48,277
Total liabilities	14,753	7,543,165	2,452,030	359,159	(5,942,685)	4,426,422
Redeemable non-controlling interests	1,612,838	57,541	—	—	—	1,670,379
Equity	2,301,184	1,290,634	1,995,849	426,981	(1,904,448)	4,110,200

	As of December 31, 2023
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Cash and cash equivalents	446,105	551,436	1,075,124	76,866	—	2,149,531
Restricted cash	120,807	81,957	—	—	—	202,764
Short-term investments	—	720,522	—	—	—	720,522
Accounts receivable, net	—	1,714,343	290,403	179,983	—	2,184,729
Inventories, net	—	737,228	307,782	106	—	1,045,116
Advances to suppliers	—	128,996	178,036	4,079	—	311,111
Prepayments and other current assets	24,255	232,581	330,591	2,923	—	590,350
Amounts due from related parties	—	86,656	—	5	—	86,661
Amounts due from subsidiaries and VIE	1,681,216	748,757	1,859,022	299,208	(4,588,203)	—
Investments in subsidiaries and VIE	1,844,885	—	—	—	(1,844,885)	—
Investments in equity investees	10,261	347,283	1,585	—	—	359,129
Property and equipment, net	—	826,447	23,339	1,365	—	851,151
Intangible assets, net	—	216,441	70,903	19,076	—	306,420
Land use right, net	—	38,464	—	—	—	38,464
Operating lease right-of-use assets	—	728,725	341,395	—	—	1,070,120
Goodwill	—	312,464	—	—	—	312,464
Other non-current assets	—	45,316	—	—	—	45,316
Deferred tax assets	—	157,209	43,419	—	—	200,628
Total assets	4,127,529	7,674,825	4,521,599	583,611	(6,433,088)	10,474,476

Short-term loan	—	262,930	852,791	—	—	1,115,721
Accounts payable	—	481,505	78,141	3,916	—	563,562
Notes payable	—	166,629	340,000	—	—	506,629
Income tax payables	—	15,332	136	3,300	—	18,768
Accrued expenses and other current liabilities	30,325	960,533	160,477	36,844	—	1,188,179
Amounts due to related parties	—	32,115	—	3	—	32,118
Amounts due to subsidiaries and VIE	—	3,747,115	697,394	143,694	(4,588,203)	—
Current operating lease liabilities	—	298,136	34,847	—	—	332,983
Deferred tax liabilities	—	24,966	—	—	—	24,966
Long-term operating lease liabilities	—	451,331	347,765	—	—	799,096
Other non-current liabilities	—	40,718	—	—	—	40,718
Total liabilities	30,325	6,481,310	2,511,551	187,757	(4,588,203)	4,622,740
Redeemable non-controlling interests	1,567,283	17,575	—	—	—	1,584,858
Equity	2,529,921	1,175,940	2,010,048	395,854	(1,844,885)	4,266,878

The following table presents the condensed consolidating statements of operations for our VIE and other entities for the periods presented.

	For the Year Ended December 31, 2025
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Revenue from third parties	—	8,069,580	1,439,723	436,180	—	9,945,483
Revenue from subsidiaries and VIE	—	2,528,722	324,712	397	(2,853,831)	—
Total cost and expense	(25,704)	(10,531,145)	(1,767,152)	(418,745)	2,853,818	(9,888,928)
Income (loss) from subsidiaries and VIE	—	(219,167)	(129,426)	348,593	—	—
Income (loss) from operations	(25,704)	(152,010)	(132,143)	366,425	(13)	56,555
Other income and expense	(216,396)	(43,270)	5,680	(3,345)	13	(257,318)
Share of income in equity method investment	—	11,090	—	—	—	11,090
Income tax expense	—	(7,675)	(889)	(1,343)	—	(9,907)
Net (loss) income	(242,100)	(191,865)	(127,352)	361,737	—	(199,580)
Net loss attributable to noncontrolling interests	—	(23,374)	—	—	—	(23,374)
Net loss attributable to redeemable noncontrolling interests	—	(19,146)	—	—	—	(19,146)
Net income (loss) attributable to ordinary shareholders	(242,100)	(234,385)	(127,352)	361,737	—	(242,100)

	For the Year Ended December 31, 2024
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Revenue from third parties	—	7,453,877	1,438,450	529,902	—	9,422,229
Revenue from subsidiaries and VIE	—	2,510,676	494,648	9,133	(3,014,457)	—
Total cost and expense	(54,280)	(10,054,769)	(1,928,431)	(514,068)	3,014,494	(9,537,054)
Income (loss) from subsidiaries and VIE	—	(328,198)	(83,680)	411,878	—	—
Income (loss) from operations	(54,280)	(418,414)	(79,013)	436,845	37	(114,825)
Other income and expense	(109,063)	134,362	8,159	(11,583)	(37)	21,838
Share of loss in equity method investment	(21,855)	(2,803)	—	—	—	(24,658)
Income tax expense	—	(14,793)	(2,082)	(3,864)	—	(20,739)
Net (loss) income	(185,198)	(301,648)	(72,936)	421,398	—	(138,384)
Net income (loss) attributable to noncontrolling interests	—	(2,518)	—	4,508	—	1,990
Net loss attributable to redeemable noncontrolling interests	—	(48,804)	—	—	—	(48,804)
Net income (loss) attributable to ordinary shareholders	(185,198)	(352,970)	(72,936)	425,906	—	(185,198)

	For the Year Ended December 31, 2023
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	adjustments	Totals

	(in RMB thousands)
Revenue from third parties	—	6,706,296	1,557,278	548,439	—	8,812,013
Revenue from subsidiaries and VIE	—	1,377,215	946,080	17,686	(2,340,981)	—
Total cost and expense	(29,120)	(8,738,492)	(2,032,149)	(559,613)	2,340,981	(9,018,393)
Income from subsidiaries and VIE	—	289,984	(717,601)	427,617	—	—
Income (loss) from operations	(29,120)	(364,997)	(246,392)	434,129	—	(206,380)
Other income and expense	29,714	（33,947)	(6,509)	96	—	(10,646)
Share of income (loss) in equity method investment	(279,016)	285,269	—	—	—	6,253
Income tax (expense)	—	23,190	(31,994)	(3,199)	—	(12,003)
Net (loss) income	(278,422)	(90,485)	(284,895)	431,026	—	(222,776)
Net loss attributable to noncontrolling interests	—	(9,677)	—	—	—	(9,677)
Net loss attributable to redeemable noncontrolling interests	—	(45,969)	—	—	—	(45,969)
Net income (loss) attributable to ordinary shareholders	(278,422)	(146,131)	(284,895)	431,026	—	(278,422)

The following table presents condensed consolidating cash flow data for our VIE and other entities for the years ended presented.

	As of December 31, 2025
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(10,233)	149,280	250,752	30,636	—	420,435
Net cash provided by (used in) investing activities	(109,343)	(877,259)	(32,413)	(11,316)	131,745	(898,586)
Net cash provided by (used in) financing activities	(10,217)	168,663	(108,556)	(25,636)	(131,745)	(107,491)

	As of December 31, 2024
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	(10,626)	481,464	(158,431)	(211,132)	—	101,275
Net cash provided by (used in) investing activities	(324,054)	(622,960)	129,409	—	—	(817,605)
Net cash provided by (used in) financing activities	(111,558)	284,621	(290,877)	98,077	—	(19,737)

	As of December 31, 2023
				VIE and VIE’s	Eliminating	Consolidated
	Baozun Inc.	Subsidiaries	WFOE	Subsidiaries	Adjustments	Totals

	(in RMB thousands)
Net cash provided by (used in) operating activities	1,847	751,697	(336,710)	31,421	—	448,255
Net cash provided by (used in) investing activities	(118,082)	(396,615)	167,118	(2,504)	9,711	(340,372)
Net cash provided by (used in) financing activities	(87,200)	144,453	(55,575)	—	(9,711)	(8,033)

A.  Reserved

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

In particular, some of our existing brand partners have had years of cooperation with us and we generated a significant portion of our net revenue through (i) the sale of products in the stores of these brands operated by us and (ii) provision of our services to these brand partners, which we collectively refer to as net revenues “related to” these brand partners in order to assess our overall business relationship with them. In 2025, net revenues related to our top 10 brand partners as ranked by net revenues in the aggregate comprised approximately 35.0% of our total net revenues. Net revenues related to our top two brand partners as ranked by net revenues comprised approximately 9.1% and 7.0% of our total net revenues, respectively, in 2025. Total GMV related to our top 10 brand partners as ranked by GMV in the aggregate comprised a significant portion of our total GMV in 2025. Some of our other brand partners also contributed substantially to our total GMV while our net revenues related to them were less significant as they mainly utilized our capabilities under the service fee model or consignment model and therefore we did not generate any product sales revenue related to them. However, if any brand partner terminates or does not renew its business relationship with us, our GMV may be materially and adversely affected. In the past, some brand partners did not renew their business relationships with us, and we cannot assure you that our existing brand partners will renew their business relationships with us in the future. If some of our existing brand partners, in particular brand partners with years of cooperation with us, terminate or do not renew their business relationships with us, renew on less favorable terms or for fewer services and solutions, and we do not acquire replacement brand partners or otherwise grow our brand partner base, our results of operations may be materially and adversely affected.

Some of our contracts with existing brand partners were based on standard forms proposed by such brand partners that contain non-compete provisions prohibiting us from selling products of, or providing similar services to, competitors of such brand partners. Such provision has restricted and may continue to restrict the development and expansion of our business with some of our brand partners. As our business further expands, we may engage in business with multiple brand partners that may be in competition with each other and may be subject to similar non-compete restrictions requested from other existing brand partners or future brand partners. We cannot assure you that we will not be found to be in breach of such non-compete provisions with our existing or future brand partners if any of our brand partners brings claims against us for breach of such provisions. If any such claim is brought against us and we are found to be in breach of any non-compete provision, we may be subject to potential liabilities and penalties for breach of contracts, including but not limited to liquidated damages and forfeiture of sales bonuses, and our brand partners may decide to terminate their contracts with us, which may cause us to lose revenue. As a result of such potential breach, our reputation, financial condition and results of operations may be materially and adversely affected.

We may continue to incur losses in the future and may not be able to return to and subsequently maintain profitability.

We recorded a net loss of RMB222.8 million, RMB138.4 million and RMB199.6 million (US$28.5 million) in 2023, 2024 and 2025, respectively. The net loss in 2023 was mainly due to weaker profitability from operations caused by a combination of deteriorated macro-economic environment and the integration cost after acquisition of Gaipu (Shanghai) Commercial Co., Ltd. and Gap Taiwan Limited (collectively, “Gap Greater China”). Meanwhile, we, together with The Gap, Inc. and Gap (UK Holdings) Limited, have been working to complete the acquisition of Gap Taiwan Limited (the “TW Transfer”). However, due to a prolonged delay in obtaining necessary approvals, on August 27, 2025, after due and careful consideration, we reached agreement with The Gap, Inc. and Gap (UK Holdings) Limited not to proceed with the TW Transfer. We consider that the termination does not have any material adverse impact on the financial position and operations of the Group. The net loss in 2024 was mainly due to the loss arose from Gap Greater China which is in the process of rapid expansion. The net loss in 2025 was mainly due to the impairment loss of investments. We cannot assure you that we will be able to return to profitability and subsequently maintain profitability in the future. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase the scale of our operations. To return to or sustain profitability, we will need to increase our revenue sufficiently to offset these higher expenses, increase sales of the products and services that have higher profit margins or significantly reduce our expense level. If we are forced to reduce our expenses, our growth strategy could be compromised. We may incur significant losses in the future for a number of reasons, including the other risks described in this annual report. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we are not able to return to or subsequently maintain profitability, the value of our company and our ADSs and/or Class A ordinary shares could decline significantly.

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

We have experienced steady growth in recent years. Our total net revenues increased from RMB 8,812.0 million in 2023 to RMB9,945.5 million (US$1,422.2 million) in 2025, representing a compound annual growth rate of 6.2%. However, there is no assurance that we will be able to maintain our historical growth rates in future periods. Our revenue growth may slow or our revenues may decline for many reasons, including competition, slower growth of the China retail or China online retail sales, fulfillment bottlenecks, emergence of alternative business models, changes in government policies and other general economic conditions.

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

Public statements by the Company and/or our management regarding our expected performance or outlook are based on assumptions and estimates that may not prove accurate, and actual results may differ materially.

From time to time, the Company and/or our management may make public statements regarding our expected financial or operating performance, including expected revenue, profitability, margins, growth or other metrics. Any such statements are forward-looking in nature and are based on assumptions, estimates, projections and preliminary information available at the time they are made. Such assumptions and estimates are inherently uncertain and subject to a wide range of business, operational, financial, market and regulatory risks, many of which are beyond our control.

These assumptions and estimates may prove to be inaccurate, incomplete or no longer valid, and actual results may differ materially from those expressed or implied in such statements. Investors should not place undue reliance on any such statements. If our actual performance falls short of any expectations created by these statements, or if the market perceives that we are unlikely to achieve such expectations, our reputation and financial results may be materially and adversely affected.

We have granted and may continue to grant options, restricted share units and other types of awards under our Share Incentive Plans, which may result in increases in share-based compensation expenses and negatively affect our results of operations.

In previous years, we adopted the 2014 Share Incentive Plan and the 2015 Share Incentive Plan to provide additional incentives to employees, directors and consultants. In November 2022, we adopted the 2022 Share Incentive Plan to replace the 2014 Share Incentive Plan and the 2015 Share Incentive Plan. The 2014 Share Incentive Plan, the 2015 Share Incentive Plan and the 2022 Share Incentive Plan are collectively referred to as the Share Incentive Plans. We have granted under our Share Incentive Plans, and may continue to grant under our 2022 Share Incentive Plan, options, restricted share units and other types of awards. As of December 31, 2025, the number of shares which may be issued pursuant to all outstanding awards, including options and restricted share units under the Share Incentive Plans, was 1,152,135. For the years ended December 31, 2023, 2024 and 2025, we recorded an aggregate of RMB103.4 million, RMB81.6 million and RMB19.9 million (US$2.9 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. In addition, we may from time to time re-evaluate the vesting schedules, exercise prices or other key terms of the grants, increase the maximum number of shares to be issued under the 2022 Share Incentive Plan, or adopt new share incentive plans subject to the applicable laws and rules. If we choose to do so, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We make investments in business initiatives, some of which may not be successful. Any unsuccessful business initiatives could materially and adversely affect our business, financial condition and results of operations.

Since 2023, we entered into business transformation and expanded into three major business lines, namely Baozun E-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). BEC includes our China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT, and digital marketing. BBM engages in holistic brand management, including strategy and tactic positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology empowerment. We aim to leverage our portfolio of technologies to establish longer and deeper relationships with brands. BZI is a long-term opportunity that we will patiently invest in and explore. We have a distinct advantage to replicate our China e-commerce success. Baozun International will empower brands with local market insights and critical e-commerce infrastructure, serving local consumers through a wide product selection and differentiated customer experience. For BEC, our prospects for growth depend on our ability to innovate and continue to strategize new value-added brand e-commerce service through improved technologies and on our ability to effectively commercialize such innovations. There are uncertainties related to our investments in new solutions, services, emerging channels and regions. For example, we may invest in overseas market in the coming few years to replicate the success of China e-commerce and expand international market. For BBM, we may invest in new brands under our brand management portfolio. However, there are uncertainties related to our investments in these new brands. For BZI, we may invest in overseas market and these investment may contain uncertainties due to multiple factors such as different culture, consumer online purchasing willingness, local competition dynamics and so on.

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

We currently serve brand partners in the following categories: including but not limited to apparel and accessories; appliances; electronics; home and furnishings; food and health products; beauty and cosmetics; fast moving consumer goods, and mother and baby products; and automobiles. In the future, we may provide services to brand partners in new product categories in which we have limited experience and operating history. Our product mix also affects our revenue mix and profitability. This may make predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully manage our product mix, address new challenges or compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

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

We recognized impairment of goodwill of RMB6.9 million and RMB18.4 million (US$2.6 million) in 2024 and 2025, respectively, and may continue to recognize impairment loss of goodwill in the future. We cannot guarantee that we will not record greater impairment losses in the future. Material impairment of goodwill could negatively affect our financial condition and results of operations.

We are exposed to significant downward adjustments or impairments of our investments, which may materially affect our financial results.

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

We recorded impairment loss of equity investments of nil, RMB14.4 million and RMB61.8 million (US$8.9 million) in 2023, 2024 and 2025, respectively. We recorded unrealized investment loss of RMB16.6 million (US$2.4 million) in 2025, which was mainly due to the decrease in the trading price of publicly listed companies we invested in. We may be required to perform impairment assessment and suffer significant impairment loss or downward adjustments of our investments in the future due to the impact of evolving e-commerce dynamics, health epidemics such as COVID-19, regulatory and competitive environment of the industries, circumstances of our invested companies and other factors. The value or liquidity of our investments could decline and result in a material impairment, which could materially adversely affect our financial condition and operating results.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. As of December 31, 2025, we had one-year credit facilities for an aggregate amount RMB3,632.0 million (US$519.4 million) from 11 Chinese commercial banks, and we have drawn short-term bank borrowings from the credit facilities in the amount of RMB1,012.9million (US$144.8 million). See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Our substantial level of indebtedness could have important consequences, including the following:

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

Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. Under the service fee model and consignment model, we normally charge service fees from our brand partners with a credit period of 10 days to four months. As of December 31, 2023, 2024 and 2025, our accounts receivable amounted to RMB2,184.7 million, RMB2,033.8 million and RMB2,173.2 million (US$310.8 million), respectively. Our accounts receivable turnover days were 93 days, 82 days and 77 days in 2023, 2024 and 2025, respectively. The decrease in the accounts receivable turnover days from 2023 to 2024 was due to the company has implemented a more efficient accounts receivable collection management system, which has significantly enhanced the efficiency of accounts receivable collection, and the decrease in the accounts receivable turnover days from 2024 to 2025 was due to the company has implemented a more efficient accounts receivable collection management system, which has significantly enhanced the efficiency of accounts receivable collection .The amount and turnover days of our accounts receivable may increase in the future, which will make it more challenging for us to manage our working capital effectively and our results of operations, financial conditions and liquidity may be materially and adversely affected.

In addition, if some brand partners refuse to settle their accounts receivable, we may need to initiate legal proceedings for collection. There is no guarantee that we will finally collect such accounts receivable. For instance, in September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor. In the second quarter of 2025, in light of the latest developments in the arbitration proceedings, management assessed the recoverability of the outstanding receivable from this distributor as remote. Accordingly, an additional allowance was recognized against the remaining carrying amount of the balance due.See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.”

In addition, our brand partners also provide rebates to us under the distribution model, which are determined based on the product purchase volume on a monthly, quarterly or annual basis. As of December 31, 2023, 2024 and 2025, we recorded rebates receivables of RMB197.8 million, RMB168.4 million and RMB148.7 million (US$21.3 million), respectively. The rebates receivables are settled by offsetting the accounts payable. We cannot assure you that we will be able to collect all rebates receivables in the future. If we fail to collect a substantial portion of our rebates receivables, our results of operations and financial condition would be materially and adversely affected.

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

Our inventories were RMB1,045.1 million, RMB1,117.4 million and RMB879.4 million (US$125.8 million) as of December 31, 2023, 2024 and 2025, respectively. The decreases in our inventories was primarily due to the optimization of our product portfolio, which resulted in contraction in distribution model and a lower inventory volume. Our inventory turnover days were 151 days in 2023, 160 days in 2024 and 141 days in 2025. The increase in from 2023 to 2024 was due to due to changes in our product mix with new brands acquired, and the decrease in from 2024 to 2025 was due to our strategy for product sales and distribution model of pursuing high-quality growth with a clear focus on profitability and working capital efficiency, as well as our strengthening of inventory management. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period.

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

In addition to the warehouses built by us, we also acquire certain warehouses through acquisition. As of December 31, 2025, we directly operated 30 warehouses with an aggregate gross floor area of approximately 850,000 square meters in nine strategic cities. Managing these facilities is complex and our successful management of warehouse capacity and utilization is important to our profitability. Furthermore, we used a number of warehouses operated by third parties, which we may not be able to effectively manage or utilize. If we under-utilize our warehouse facilities, our costs will rise as a percentage of revenue, and if we have insufficient warehouse capacity, our revenue may not meet expectations. There can be no assurance that failure to manage our warehouse capacity and utilization will not have a material adverse effect on our business and results of operation.

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

We leased 54 premises in mainland China, Hong Kong, Taiwan, Singapore, Kuala Lumpur, Makati, Tokyo, Seoul, Bangkok, Ho Chi Minh and Paris, for our offices, customer service center and warehouses as of December 31, 2025. Some of the lessors of these leases have not provided us with sufficient documents to prove their ownership of the premises or their rights to lease the premises to us for our intended use. We may not be able to maintain such leases if the lessors are not legal owners of the properties or do not have competent authorizations from the legal owners of the properties or have not obtained requisite governmental approvals in respect of our leases. In addition, we cannot assure you that we will be able to successfully extend or renew our leases upon expiration of the current term or locate desirable alternatives for our facilities on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. A substantial portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by the PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

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

As of the date of this annual report, we have not received any warning or notice of potential negative action by relevant labor authorities regarding our labor dispatch arrangement. However, if we are found to be in violation of the rules regulating dispatched contract workers, we may be ordered to rectify the noncompliance by entering into written employment contracts with our dispatched contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$715.0) to RMB10,000 (US$1,430.0) per dispatched worker.

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

In November 2016, the Standing Committee of the National People’s Congress of China promulgated the Cybersecurity Law of the PRC, which was amended on October 28, 2025 and took effect on January 1, 2026, requires network operators in the PRC to take actions to prevent security attacks and data loss, including data classification and backup and encryption. The Cybersecurity Law specifies requirements on user information protection applicable to network operators, who are prohibited from disclosing without permission or selling individual information with limited exceptions. When network operators become aware of any information that is prohibited by laws and administrative regulations, they are required to immediately cease transmission of such information, and take measures such as deletion of relevant information to prevent its dissemination. Operators must maintain a record of these incidents when they occur and report them to the relevant authorities, who may also request for such reports. Where any prohibited information comes from outside the territory of China, the authorities may additionally request that all relevant institutions take measures to stop the flow of such prohibited information.

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

Our ability to raise capital the future may be limited, and our failure to raise capital when needed could prevent us from growing.

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

We have obtained insurance to cover certain potential risks, such as property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. Except for a cyber information security insurance policy we have purchased that may cover income losses or other related losses suffered by certain of our subsidiaries due to service interruption caused by any cyber security or privacy events in limited scope, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. This could leave us exposed to potential claims and losses. In addition, our third-party service providers, including third-party warehousing service providers, may fail to purchase insurance or maintain effective insurance. Even if we are successful in our claims against third-party service providers when certain accidents occurred, such third-party service providers may not be able to fully, or at all, pay the damages resulting from such accidents. Any business disruption, litigation, regulatory action, outbreak of epidemic disease, accidents, or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage or our third-party service providers’ insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The financial soundness of financial institutions with which we place our cash and cash equivalents could affect our financial conditions, business and result of operations.

We place our cash and cash equivalents with financial institutions, which include (i) banks incorporated in China, which are all authorized to operate banking business by China Banking Regulatory Commission and other relevant agencies, and (ii) overseas financial institutions regulated by competent regulatory authorities in their relevant jurisdictions such as Hong Kong. On February 17, 2015, the PRC State Council, or the State Council, promulgated the Deposit Insurance Regulation, which requires banks registered within China to provide deposit insurance to depositors. However, pursuant to the Deposit Insurance Regulation, the insurance provided by the banks has a coverage limit of RMB500,000 (US$71,499.0). Any deterioration of financial soundness of these banks or financial institutions or any failure of such deposit insurance to fully cover our bank deposits would cause credit risks to our cash and cash equivalents placed with them and thus could have a material adverse effect on our financial conditions, business and results of operations.

We are subject to changing laws and regulations regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

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

Our business and operations are primarily based in China and substantially all of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and e-commerce industry in China. Although the economy in China has grown significantly in the past decades, it still faces challenges. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 5.0% in 2025.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. For example, in February 2026, the United States Supreme Court (SCOTUS) invalidated certain tariffs imposed by the U.S. government under emergency statutory authority in 2025. Shortly thereafter, President Trump signed an executive order implementing a new 10% global tariff pursuant to an alternative statutory authority, which may be raised up to 15%. It remains unclear whether and to what extent duties previously collected under the invalidated tariffs will be refunded, whether refunds will be subject to administrative or judicial processes, or whether offsets or alternative measures may be imposed. This evolving legal and policy landscape have contributed to continued volatility in the trade environment.

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

We are required to maintain an effective system of internal control over financial reporting. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. We have concluded that our internal control over financial reporting was effective as of December 31, 2025, but we cannot assure you that in the future we will not identify material weaknesses in our internal control over financial reporting. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud might not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of our ADSs and/or Class A ordinary shares, and harm our reputation. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources to comply with these reporting requirements.

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

We are a Cayman Islands holding company and our PRC subsidiaries are considered foreign-invested enterprises, directly or indirectly. Our PRC subsidiary, Shanghai Baozun, is eligible to provide value-added telecommunication services in China by holding a VAT License for online data processing and transaction processing business (operational e-commerce). However, we do not currently provide value-added telecommunication services because sales of goods purchased by us do not constitute providing value-added telecommunication services. Our VIE, Shanghai Zunyi, however, holds an ICP license and previously operated an e-commerce platform for other trading parties. Shanghai Zunyi is 80% owned by Ms. Jie Shen, spouse of our founder, chairman and chief executive officer, Mr. Vincent Wenbin Qiu, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Ms. Jie Shen and Mr. Michael Qingyu Zhang are both PRC citizens. Revenues from Shanghai Zunyi contributed to 6.2%, 5.6% and 4.4% of our total net revenues in 2023, 2024 and 2025, respectively.

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

Ms. Jie Shen and Mr. Michael Qingyu Zhang are the shareholders of our VIE, Shanghai Zunyi. Ms. Jie Shen is spouse of our founder, chairman and chief executive officer, Mr. Vincent Wenbin Qiu, and Mr. Michael Qingyu Zhang is our co-founder. They may have potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with Shanghai Zunyi to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in our best interests or such conflicts will be resolved in our favor.

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

The Overseas Listing Filing Rules stipulate the domestic enterprises like us that have completed overseas listings are not required to file with the CSRC immediately, but shall carry out filing procedures as required if we have subsequent filing or reporting matters in the future, such as future offshore listings, refinancing and other capital raising activities, as well as other major events, including but not limited to the change of control, investigated or punished by overseas securities regulatory authorities or relevant competent authorities, changing listing status or listing sector, terminating the listing voluntarily or forcibly, and changing our major business activities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore listings or future capital raising activities before settlement and delivery of the proceeds hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Non-compliance with the Overseas Listing Filing Rules or an overseas listing completed in breach of the Overseas Listing Filing Rules may result in a warning on the relevant domestic companies and a fine of RMB1 million (US$142,998.1) to RMB10 million (US$1,429,981.0) on them. Furthermore, the supervisors directly responsible and other directly responsible persons of the domestic enterprises may be warned, and fined between RMB500,000 (US$71,499.0) to RMB5,000,000 (US$*). The controlling shareholders or actual controllers of the domestic company organize or instigate the relevant illegal acts, or conceals relevant matters resulting in the illegal acts, may be fined between RMB1 million (US$142,998.1) to RMB10 million (US$1,429,981.0). We cannot assure you that we will be able to complete the filings or reporting and fully comply with the relevant new rules and requirements in a timely manner or at all. See “Item 4. Information on the Company - B. Business Overview - Regulations - Regulations Relating to M&A Rules and Overseas Listing.” In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore listings or future capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, prospects, financial condition, reputation, and the proceeds of the shares.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2025, we had restricted net assets of RMB3,424.9 million (US$489.8 million).

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

According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2025, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate. If any of these subsidiaries or our VIE fails to maintain the HNTE qualification, its applicable enterprise income tax rate will increase to 25%.

The discontinuation of the above-mentioned preferential income tax treatments or the change of the applicable preferential tax rate currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

We also received subsidies from local governments in China as incentives for conducting business in certain local districts. We recognized cash subsidies of RMB92.9 million, RMB63.5 million and 60.7 million (US$8.7 million) for the years ended December 31, 2023, 2024 and 2025, respectively. These government subsidies are non-recurring in nature and we cannot assure you that we will be able to receive any government subsidies in the future.

Our deferred tax assets are subject to uncertainties and judgments.

In the application of our accounting policies, our management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Therefore, actual results may differ from these accounting estimates. As of December 31, 2023, 2024 and 2025, we recorded deferred tax assets of RMB200.6 million, RMB234.5 million and RMB284.3 million(US$40.6 million), respectively. We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of existing assets and liabilities and for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. In the event that a substantial reversal of deferred tax assets arises in future periods, our results of operations and financial condition may be materially and adversely affected.

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

In addition to the above factors, the prices and trading volumes of our ADSs and/or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, brand partners, suppliers or third-party sellers;
●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other e-commerce companies;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the online retail market;
●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
●	additions to or departures of our senior management;
●	fluctuations of exchange rates among the RMB, the Hong Kong dollar and the U.S. dollar;
●	natural disasters or health epidemic;
●	political or market instability or disruptions, pandemics or epidemics and other disruptions to China’s economy or the global economy, and actual or perceived social unrest in the United States, Hong Kong or other jurisdictions;
●	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs;
●	litigation, government investigation or other legal or regulatory proceeding;
●	our share repurchase programs; and

●	any future issuances of securities, including sales or perceived potential sales of additional ordinary shares or ADSs in certain circumstances.

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

Mr. Vincent Wenbin Qiu, our founder, chairman and chief executive officer, and Mr. Junhua Wu, our co-founder and director, have considerable influence over matters requiring shareholder approval. Due to our dual-class voting structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, on a poll, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity which is not an affiliate of such holder or beneficial owner, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. The Class B ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, without including shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, represent 33.37% and 14.25% of the aggregate voting power of our company, respectively, as of March 31, 2026. The interests of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu may not coincide with the interests of holders of Class A ordinary shares and ADSs, and they may make decisions with which holders of Class A ordinary shares and ADSs disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession and our business and financial strategy. To the extent that the interests of Mr. Vincent Wenbin Qiu or Mr. Junhua Wu differ from the interests of holders of Class A ordinary shares and ADSs, holders of Class A ordinary shares and ADSs may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

Our seventh amended and restated articles of association contain provisions which have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, subject to applicable law, rules, regulations, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise, at such time and on such terms as they may think appropriate. In the event these preferred shares have better voting rights than our Class A ordinary shares, in the form of ADSs or otherwise, they could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs and/or Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs could be materially and adversely affected.

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

The PCAOB had historically been unable to inspect auditor in China in relation to their audit work performed for our financial statements. If the PCAOB in the future determines again that it is unable to inspect and investigate accounting firms in certain jurisdictions including where the office of our auditor is located, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections.

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

We may become a passive foreign investment company in any taxable year, which could result in adverse United States federal income tax consequences to United States investors.

A non-United States corporation will be deemed as a passive foreign investment company, or PFIC, for the United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill and other intangible assets generally are characterized as active assets to the extent associated with business activities that produce active income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year.

Based on the composition of our income and assets, we believe we were not a PFIC for the taxable year ended December 31, 2025. However, the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year is a fact-intensive inquiry that can only be made after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could fluctuate significantly). In particular, if the value of our goodwill is determined by reference to our market capitalization, then we would have had a negative amount of goodwill for certain portions of our recent financial periods. There is uncertainty as to how to apply the asset test in that situation, and it is possible the IRS could disagree with our belief that we were not a PFIC. If the value of our goodwill is determined by reference to our market capitalization, we may be or become a PFIC as long as we remain in a negative goodwill position or our goodwill is low relative to our passive assets. Moreover, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Further, while it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIE and the shareholders of our VIE will be treated for purposes of the PFIC rules, we believe the contractual arrangements between us and our VIE should be treated as ownership of stock. The risk of our becoming classified as a PFIC may increase if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes. For these reasons, there can be no assurance as to our PFIC status for any taxable year. See “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Consequences — Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares — Passive Foreign Investment Company.”

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

In April 2019, we completed an offering of US$225 million of the 2024 Notes (the “2024 Notes”), and the sale of an additional US$50 million in aggregate principal amount of the 2024 Notes pursuant to the exercise by the initial purchasers in full of an option to purchase additional Notes, pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (collectively, the “Notes Offering”). We received net proceeds from the Notes Offering of approximately US$269.0 million. Concurrently with the closing of the offering of the 2024 Notes, we also completed an offering of 4,230,776 ADSs (“Borrowed ADSs”), as we entered into the ADS lending agreements with the ADS Borrowers. We did not receive any proceeds from the sale of the initial Borrowed ADSs, but received a nominal lending fee from the ADS Borrowers. In March 2022, we entered into separate and individually privately negotiated transactions with certain holders of the 2024 Notes to repurchase approximately US$166.3 million principal amount of the 2024 Notes. On April 1, 2022, we announced a tender offer to repurchase the outstanding 2024 Notes, which were fully repurchased on May 2, 2022. The Borrowed ADSs were also returned and cancelled in June 2022.

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

In 2023, we entered into business transformation and expanded into three major business lines, namely Baozun E-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI). BEC represents our existing China e-commerce revenue source, while BBM and BZI are incremental opportunities providing tangible growth paths over the next five years. Our strategy capitalizes on virtuous cycles and synergies across our business lines. Starting from the first quarter of 2023, we have two operating segments: E-Commerce (encompassing BEC and BZI) and Brand Management (representing BBM).

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

In 2023, Baozun Brand Management Limited and ABG Hunter LLC, a subsidiary of Authentic Brands Group (“Authentic”), entered into a share purchase agreement (“JV SPA”), for BBM’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). As of March 31, 2026, affiliates of Baozun have entered into two license agreements with this JV through which this JV granted Baozun’s affiliates the right to manufacture, market, distribute and sell Hunter brand products in (i) Greater China and (ii) Singapore, Malaysia, Cambodia, the Philippines, Thailand and Vietnam respectively on an exclusive basis.

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

In 2025, we completed our initial phase of strategic transformation, marking a year of significant financial and operational progress. We delivered 6% year-over-year revenue growth to RMB 9.9 billion, with a remarkable improvement in profitability as adjusted operating income surged. A key milestone was Brand Management segment reached its first quarterly breakeven in terms of adjusted operating profit in the fourth quarter of 2025, validating the sustainability of its model, driven by strong performance from the Gap brand. As we enter 2026, our focus shifts decisively from rebuilding to scaling. Our priority now is to amplify the progress to accelerate in the next three years. We will do this by expanding BEC’s margin, building scale and operating leverage in BBM, and deepening the strategic synergies between BEC and BBM.

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

The expansion of Baozun group into three business lines – BEC, BBM and BZI, is aimed at creating a virtuous ecosystem in which each division brings value to the others. Our 18 years of expertise and technological advancements in the e-commerce industry have allowed us to rapidly increase our scale and establish deeper relationships with brand partners. Our strategy capitalizes on virtuous cycles and synergies across our business lines.

Since 2023, we have initiated the company’s strategic transformation. Accordingly, starting from the first quarter of 2023, we implemented certain segment reporting changes to better reflect our strategic transformation initiatives. As a result, we reported two operating segments, namely E-Commerce (including BEC and BZI) and Brand Management (BBM).

In 2023, 2024 and 2025, our total net revenues were RMB8,812.0 million, RMB9,422.2 million and RMB9,945.5 million, (US$1,422.2 million), respectively. For the same periods, net revenues from product sales accounted for 38.1%, 36.8% and 38.7%, respectively, of our total net revenues. We recorded net loss of RMB222.8 million, RMB138.4 million and RMB199.6 million (US$28.5 million) in 2023, 2024 and 2025, respectively. We had non-GAAP net income of RMB99.1 million (US$14.2 million) in 2025, and we had non-GAAP net income of RMB15.1 million (US$2.1 million) in 2024, while non-GAAP net loss of RMB3.3 million (US$0.5 million) in 2023. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Non-GAAP Financial Measures.” In 2024 and 2025, our total net revenues in E-Commerce were RMB8,070.3 million and RMB8,271.2 million respectively, total revenues in Brand Management were RMB1,474.4 million and RMB1,845.4 million respectively. In 2024 and 2025, we recorded non-GAAP operating income of RMB179.6 million and RMB219.3 million for E-Commerce, and non-GAAP operating loss of RMB168.8 million and RMB93.0 million for Brand Management.

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

Our Business Models and Solutions

Through our integrated brand e-commerce capabilities, we provide end-to-end brand e-commerce solutions that are tailored to meet our brand partners’ unique needs. We leverage our brand partners’ resources and seamlessly integrate with their back-end systems to enable data analytics for the entire transaction value chain, making our services a valuable part of our brand partners’ e-commerce functions. We are currently a Tmall “six-star” e-commerce service partner, and have been recognized as the highest ranking Tmall e-commerce service partner since Tmall introduced the grading system, based on a suite of performance measures, including operational capabilities, brand development capabilities and service ratings. In the recently released 2025 Tmall ecosystem certification, Baozun has excelled by obtaining certifications across two key capabilities and five industries. These certifications cover Digital Intelligence Capabilities and Service Experience, as well as industry-specific recognitions in apparel, sports & outdoor, home & lifestyle, 3C digital appliances, and automotive sectors. Among all participating companies, Baozun stands out with the highest number of certifications obtained. We believe we are well positioned as a definitive leader in the e-commerce service industry.

In addition to Tmall channel, we also won Jingzhuoyue Awards by JD.com in 2025. For private domain, we were also awarded as Omni-Channel ISV Excellent Certified Partner and Omni-Channel Outstanding Operation Partner in Tencent Intelligence Retail Qianyu Program. In terms of capabilities in emerging new channels, we have further intensified our focus on creative content and live streaming. As a result, we were honored with the Diamond Brand Service Provider recognition on the Douyin platform since 2024, the highest rating for service provider on Douyin e-commerce platform. On Rednote, we were awarded as the first batch of Red Partner and 2025 Annual E-Commerce Operation Service Partner.

In 2025, our exceptional services garnered multiple prestigious awards, reflecting our industry-wide recognition. For instance, in digital marketing, we secured the Gold Prize at the ROI Festival, one of Asia’s most influential creative marketing award ceremonies. Additionally, in the realm of technology, we were once again shortlisted for the Gartner DOM Market Guide. These accolades underscore our comprehensive full-chain service capabilities and our commitment to improving all facets of our operations.

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

In 2023, 2024 and 2025, net revenues from product sales from E-Commerce segment accounted for 23.7%, 21.2% and 20.2%, respectively, of our net revenues, and net revenues from service from E-Commerce accounted for 61.9%, 63.2% and 61.3%, respectively, of our net revenues. In light of the macro-uncertainties, our strategy for product sales and distribution model is to pursue high-quality growth with a clear focus on value proposition profitability and working capital efficiency. Over time, we work with our brand partners under different combinations of business models to meet their evolving needs and sales objectives, as well as optimize our resource allocation. Accordingly, our revenue mix may vary over time.

The following table sets forth a breakdown of services revenue by business models for the years indicated:

	For the fiscal year ended December 31,
	2023		2024		2025
		% of		% of		% of
		Net		Net		Net
	RMB	Revenues	RMB	Revenues	RMB	Revenues

	(In millions, except for percentage)
Services revenue
Online store operations	1,604.7	18%	1,765.4	19%	1,912.0	19%
Warehousing and fulfillment	2,194.4	25%	2,189.2	22%	2,051.7	21%
Digital marketing and IT solutions	1,735.8	20%	2,120.9	23%	2,301.5	23%
Inter-segment eliminations*	(80.1)	(1)	(120.2)	(1)%	(169.3)	(2)%
Total net revenues from services	5,454.8	62%	5,955.3	63%	6,095.9	61%

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

Service Fee Model

Under the service fee model, we provide one or more of the following services in exchange for service fees:

●	IT solutions, including consultations with brand partners, IT infrastructure setup and integration, and online store setup and design;

●	online store operation, including merchandising, site content management and store event management;
●	digital marketing, including marketing campaign planning and media services, social marketing, creative contents and big data support; and/or
●	customer service, including pre-sale and post-sale customer services.

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

Leveraging our experience in the ecommerce value chain, we have gained widespread recognition and acknowledgment of our expertise in digital marketing. In 2024, we won the Golden Wheat Award in our key industries of apparel and home appliances, a prestigious accolade in the e-commerce sector. We also secured the top prize at the M Awards, recognized as one of the most significant awards in the ecommerce industry. In 2025, we won 13 awards at advertising competitions and from two major e-commerce platforms in our key industries of sports and outdoor, fashion, home appliances and FMCG. We also secured the E-commerce Marketing Award at the Golden Wheat Awards, recognized as one of the most significant awards in the ecommerce industry. At the same time, we won the Media Effectiveness Integration Award at CAMA and the Marketing Efficiency Award at TMA.

At the annual Alimama Future Business Awards, we partnered with brands to win awards in the Omnichannel Integrated Marketing and New Product Breakthrough categories, and our company was honored with the Alimama Annual Omnichannel Business Partner Award. On the JD.com platform, we won five awards at the JD.com Digital Intelligence Case Competition for our outstanding achievements in user growth, marketing efficiency, business growth, and innovative marketing for new products.

As a solid partner to different platforms, we also received agency certifications from reputable marketplaces and platforms. Within the Alibaba ecosystem, we have continued to be awarded Alimama’s ‘Omni-Channel Six-Star Super Marketing Partner’ certification; we have also received the ‘Brand Management Super Marketing Partner’ in the brand management category, and secured ‘Superstar Marketing Partner’ certification in both the UD Performance and Taobao Performance categories , were honored as Alipay Ads’ “Innovation and Exploration Partner of the Year,” and are among the first co-creation service providers for AI agents, working together to empower brands with new growth opportunities. Being able to be recognized as the key marketing partner on various different marketing categories, we believe we will enhance our in-depth understanding of consumer behavior, increase effectiveness of our digital marketing service, as well as further strengthen our advantage in e-commerce operations. As an official media partner and data ISV partner within the JD.com ecosystem, we have successfully obtained a four-star advertising agency certification for the second half of the year and achieved high overall customer satisfaction in 2025. For Douyin, we became their certified ISV and were awarded as the Industry Pioneer. Finally, we are the only Tencent partner who received both excellency on eCommerce operation and technical ISV.

Our digital marketing capabilities include (i) Data intelligence；(ii) Performance marketing；(iii) Consumer Relationship Management；(iv) Integrated marketing；(v) Creative content

●	Data Intelligence: We work with multiple platforms to provide insightful analysis that can help brands to perform better on e-commerce. In 2025, we developed multiple data models, including “The Competitive Product Benchmarking Model”, “The Consumer Value-added Model”, and “The Five Drivers For Hero Product Model”.

We will continue to drive business innovation with data, building differentiated competitive advantages for our partners and empowering brands to maintain a steady lead in complex market environments.

●	Performance Marketing: We offer multi-channel advertising services (Tmall, JD.com, Douyin, RED, Alipay, Vipshop) and have a team of over 300 media professionals. In 2025, our total media spend across multiple platforms reached nearly 3 billion yuan. Notably, through the “Red Cat Campaign” collaboration between Alimama and RED, we rapidly developed a Red Cat advertising methodology and actively expanded our client base, achieving a fifth-fold increase during Double 11 compared to 618.

“Yunbian,” an intelligent advertising product independently developed by Baozun, has played a key role in streamlining labor and enhancing efficiency in media investment. Leveraging AI capabilities, we will comprehensively upgrade Yunbian across multiple domains including keyword expansion, smart bidding, and omnichannel optimization, transforming it into an AI-powered omnichannel media intelligence engine capable of adapting to algorithmic models across diverse industries and scenarios.

●	Consumer Relationship Management: We model CLV(Customer lifetime value), the comparison of CAC(Customer acquisition/retention cost), collecting valuable consumer data throughout customer journey, to help understand customers intimately, to engage them with the right channels, and to tailor offers to their context & needs. Eventually, we help brand partners invest in customers who are lucrative for the company in the long run.

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

●	Integrated Marketing: Guided by the goal of “integrating brand equity with performance,” we have built a closed-loop capability that combines “data insights, content creativity, and media placement.”

We provide brands with omnichannel integrated marketing campaigns (including e-commerce platform campaigns on Tmall, JD.com, and Douyin, as well as social content IP marketing primarily on RED). Our core strength is our deep understanding of target audiences and their behavior supported by robust data insights.

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

Baozun has a professional customer service team that provides 7*24 end-to-end shopping guidance and after-sales service. Additionally, Baozun is equipped with an industry-leading professional AI trainer team dedicated to enhancing the autonomous problem-solving capabilities of artificial intelligence. By integrating Robotic Process Automation (RPA) scenarios, Baozun significantly reduces the human resources required for handling repetitive customer inquiries and after-sales orders, thereby reallocating these resources to high-value emerging service scenarios such as VIP exclusive services, one-on-one video shopping guidance, live streaming customer service, product trial services, and celebrity fan engagement services. This helps brand clients establish deeper and closer connections with consumers in new traffic domains.

To ensure the sustainable development of brand businesses, Baozun has strategically established industry-leading customer service centers in Shanghai, Nantong, Hefei, Wuhan, Rizhao, Anqing, Zhuhai, as well as Hong Kong and the Taiwan region of China. The customer service talent supply chain built over the years provides a solid foundation for delivering high-quality services, reducing costs and improving efficiency for brands.

Baozun leads the way in introducing the authoritative customer service management standards Customer Operations Performance Center (COPC) and “Product, Price, Promotion, Place” (4PS) Strategy in the e-commerce customer service field, providing a guarantee for continuously optimizing customer service operations and delivering excellent multi-channel services. In 2025, Baozun received the “Ecosystem Excellence in Service Award” from a leading e-commerce platform and was named an “Official Service Partner for Intelligent Assistant,” reinforcing its leadership in AI-powered customer service.

Leveraging years of accumulated experience, Baozun continuously integrates cutting-edge technology into customer service. Our proprietary platform S-ANY (launched in 2021) provides intelligent, visual, and real-time management. In 2025, Baozun advanced AI-driven initiatives: S-ANY added an AIGC-powered simulation training module, and the intelligent assistant S-WHIZ introduced image recognition and smart assistance features, reducing training time for seasonal staff. By the end of 2025 the deployed stores amount increased by 44% compare to 2024. These AI applications have improved labor efficiency, customer satisfaction and sales conversion rates.

Baozun delivered stable customer service performance in 2025. Quarterly customer satisfaction averaged above 92%. The inquiry-to-purchase conversion rate increased by 0.8 percentage points year-over-year to 29.35%. Baozun Customer Service diversified its business scope, expanded into new service channels and introduced innovative service models. It also strengthened strategic partnerships with major e-commerce platforms and integrated its proprietary AI tool into additional platforms, establishing a replicable cross-platform framework.

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

In 2021, we further expanded our logistics network through our acquisitions of BolTone , which has enlarged our premium warehouse capacities and extended our vertical coverage such as fast moving consumer goods category and beauty and cosmetics category. This acquisition has also brought us new logistics capabilities, like AEO certified customs declaration, line-haul transportation, cross-border bonded logistics and B2B business.

As of December 31, 2025, we directly operated 30 warehouses with an aggregate gross floor area of approximately 850,000 square meters in nine cities, including Shanghai, Suzhou, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing, Jinan and Ezhou. Our directly-operated warehouses fulfilled approximately 68.9 million, 84.3 million and 86.1 million, outbound orders to consumers in 2023, 2024 and 2025, respectively. Our warehouses cater to different product categories. In addition, we also collaborate with four third-party warehousing service providers and store goods in warehouses operated by them as of December 31, 2025, to better utilize warehouse resources and better serve brand partners’ needs.

Our proprietary WMS is continuously upgraded to fully support omnichannel inventory management in one single warehouse. Integrated with our proprietary WES, it enables efficient centralized control of automated equipment, improving operational efficiency and maximizing peak time capacity. Our self-developed Logistics Management Information System (LMIS) can connect with external systems to achieve end-to-end supply chain control, from warehouse data and last-mile delivery management to ERP integration and business settlement.

In addition to traditional warehousing, sorting and distribution logistics services, we are continuously expanding our capabilities. These include in-warehouse automation equipment and robotic solutions, end-to-end visible and cost-competitive last-mile delivery management, door-to-door transportation for retail stores, various value-added services that enhance brand value (such as gift wrapping, personalized customization, repair and renewal, etc.), comprehensive anti-counterfeiting solutions integrated with reverse logistics, as well as cross-border bonded logistics and other services.

Brand Partners & Brand Partner Development and Services

Brand Partners

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

Our brand partners increasingly merge their view of their official brand stores and WeChat Mini-Programs into a single private domain, and as such, we have consolidated our official brand stores and WeChat Mini-Programs into a single metric. As of December 31, 2023, 2024 and 2025, we operated 113, 124 and 122, official brand stores and Wechat Mini-program stores, respectively.

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

Technology Infrastructure and Business Application Portfolio

We have made significant investments in developing our proprietary technology platform. We will continue to invest in our platform to support IT commercialization and deliver solutions that address comprehensive e-commerce needs across different sales channels for our brand partners and to enhance efficiency and scalability. Our technology systems and applications facilitate brand partners’ digital transformation throughout the e-commerce value chain--from storefront sales to backend fulfillment; from consumer acquisition to customer lifecycle management; from achieving operational efficiency to gaining industry insights. We have copyrights to 292 software programs developed by us relating to various aspects of our operations as of March 31, 2026.

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

In 2025, highlights of our DTC solutions included:

B2B Capability Expansion: Extending from B2C to the B2B dealer system, to further develop an enterprise-level omnichannel transaction ecosystem.

Global Layout Enhancement: Integrating overseas localized marketing resources, cross-border live streaming, intelligent recommendation engines, and other tools to systematically enable brand globalization.

Intelligent Experience Breakthrough: Leveraging AI to reshape the full “search-push-purchase” value chain, achieving simultaneous operational efficiency improvement and user experience enhancement.

Integrated Experience Convergence: Deepening the integration of O2O scenarios to construct a seamless closed-loop from user awareness to brand loyalty.

Promotion Type Expansion (Diversified Promotion Types): Building an intelligent marketing middle platform that supports complex strategies across the entire value chain and all scenarios.

●	Cloud-based System is a system established on our cloud infrastructure with a high level of safety and stability that enables efficient setup of official brand stores and official brand WeChat Mini Programs. It allows us to efficiently build up comprehensive functions for an online store, such as real-time data exchange, digital marketing, order management, product recommendations, membership management, payment management, as well as O2O functions. DTC solution contains various prototypes to ensure greater efficiency in setting up online stores, while also supporting comprehensive customization to best fulfill brand partners’ specific needs. Such a system helps us improve our operating efficiency, reduces store maintenance costs, and improves our ability to serve more brand partners. At the same time, front-end components are abstracted and updated to better serve brand partners’ private domain business.
●	Customer Service Application: Shopcat, our Customer Relationship Management (CRM) system, or Shopcat, leverages Baozun’s big data platform to manage consumer data assets and assist in operational decisions. Supported by business oriented product design based on our big data platform, Shopcat assists operational decisions. Shopcat also integrates online and offline membership programs to facilitate our O2O initiatives. Collectively, Shopcat and business intelligence systems enable us to effectively gather, analyze and make use of internally generated customer behavior and proprietary transaction data to generate actionable insights for our brand partners.
●	The O2O solution has been upgraded to the OMO (Online-Merge-Offline) solution. The core product, X-POS, enables retail brands to define a new-generation paradigm for intelligent store operations, with specific dimensions as follows:

Transformation of Stores into Operation Hubs: By reconstructing transaction links through mobile, integrated, and intelligent product capabilities, a dual leap in user experience and operational efficiency is achieved.

Granular Inventory Management: Through six scenario-based inventory allocations and full-dimensional precise control, inventory is driven to evolve from static costs to dynamically dispatchable assets.

Coverage of Instant Fulfillment Networks: Seamless integration into the instant retail ecosystem, with the establishment of a “platform docking + flexible delivery” service system to support the evolution of an integrated service hub covering home delivery, in-store service, and warehouse-oriented services.

Deepening of Industry Scenarios: The solution is extended from sectors such as 3C and footwear/apparel to emerging experiential consumption scenarios (e.g., trendy toys), realizing large-scale coverage across multiple business formats.

Business applications: omni-channel business operations

●	Construction and integration of omni-channel user-interfaces facilitate brand partners to stay engaged with consumers wherever they are. Our solutions cover brand partners’ official brand stores and major online marketplaces in China, such as Tmall, JD.com and Pinduoduo, and social media channels, such as WeChat Mini Programs and RED (Xiaohongshu), as well as emerging live streaming and short video platforms, such as Douyin and Kuaishou, and offline stores.
●	Merchandise Service Application: PXM system provides a one-stop digital asset management platform for brands, helping the brands quickly expand their businesses through all channels, and ensuring the consistency of product experience through all channels. In 2025, the PXM product introduced an AI-powered product recognition feature. Leveraging brand flat-lay images, this functionality automatically identifies product attributes, categories, and hangtag information, while aligning with the category requirements of diverse platforms to enable automated product information processing. This not only reduces errors associated with manual maintenance but also lowers the time cost of information management. Concurrently, the image processing engine was upgraded, and a cyclic listing function was launched, accompanied by support for multiple new listing modes, thereby enhancing the standardization and efficiency of product data processing.
●	Fulfillment Service Application: Order Management System (OMS) controls the processing of sales orders by online stores, including order data fetching and transfer, and fulfillment. This core system connects both internal and external warehousing systems and is capable of tracking order statuses. It also manages all post-sales services such as order canceling, product returns and payment refunds. OMS currently supports all channels including marketplaces and official brand stores. OMS has been upgraded to ROP in order to comprehensively support both online and offline business operations. In 2025, the capability upgrade of the ROP will include: full-channel coverage both online and offline (quick access to new platforms such as Taobao Factory, Shanshan Outlets, Douyin International, etc., and flexible adaptation to JD VMI multi-warehouse shipping and brand direct return mode), strengthening channel adaptation capabilities, order fulfillment, full coverage of retail business capabilities, data intelligence services (intelligent inventory distribution, intelligent routing...), supply chain planning collaboration capabilities, and exploration of automated process engines. It will also deepen the capabilities in the instant retail scenario, taking the lead in laying out instant retail platforms such as Taobao Flash Sale and JD Second Delivery, to meet the instant consumption experience and achieve the second growth curve.
●	Warehouse Management System (WMS) assists us and our brand partners in inventory management, cross-docking, pick-and-pack, packaging, labeling and sorting functions to efficiently manage warehouse workflow and enhance labor productivity. Our WMS covers brand partners’ logistics needs in both B2C and B2B businesses.

Business applications: Big data business intelligence

●	BI Applications: Baozun Business Intelligence (BBI) is a renowned data product suite developed by Baozun, encompassing three distinct solutions.

In 2025, the core upgrade priorities of BBI focused on the following dimensions:

All-Channel & Multi-Scenario Business Enhancement: By leveraging the BBI product infrastructure, a one-stop data platform will be constructed to deliver end-to-end product capabilities spanning infrastructure, data, and applications. This platform will provide comprehensive support for diverse business formats (e.g., traditional e-commerce, live-streaming e-commerce, instant retail) and enable integrated analysis and application of multi-dimensional thematic data, including merchandise, marketing, sales, after-sales, competition, and industry dynamics.

Data Infrastructure Upgrade & Flexible Expansion Implementation: Full migration of data warehouses and applications to cloud environments will be completed, with the establishment of a highly adaptive multi-cloud service architecture. This initiative aims to achieve cost reduction and efficiency improvement, while comprehensively enhancing the underlying performance and service elasticity of the infrastructure.

Data Value Mining & Scenario-Based Capability Breakthroughs: Historical data value will be deeply excavated, with algorithms employed to accurately model industry sales and refund trends. Building on existing data collection resources, scenario-specific services will be implemented, such as real-time tracking of store/product data, real-time live-streaming dotting monitoring, and influencer search functionality.

Full Empowerment of Business via Data X AI Capabilities: Integrating the core capabilities of the A large language model, multi-scenario intelligent agents will be developed to drive the evolution of data capabilities from basic querying to in-depth insights—covering intelligent data query, analytical reasoning, and deep attribution. This upgrade will continuously empower the growth of brand businesses.

●	Artificial Intelligence Application: Baozun AI application brings continuous growth to the brand through data drive. In 2024, Baozun’s AIGC Chat application has integrated with four advanced models: GPT-4, Tongyi Qianwen, Doubao, and DeepSeek, offering mobile support for voice input. We have launched several AIGC products including the Chat application (BaozunGPT), AI image generation tool (BaozunART), AI short video creation tool (BaozunVIDEO), and customer service assistant (S-Whiz). These applications are specifically designed to meet business needs by implementing large-scale AI models in areas such as marketing, design, operations, customer service, and product management, thereby providing comprehensive solutions and achieving a closed-loop business process. In 2025, we established and launched an AI capability portal, providing a stable and reliable platform for the invocation and management of AI capabilities to support internal products and services.

Technology infrastructure

●	BaaS (Business applications as a service) includes transaction, commodity, promotion, inventory, payment, order, price, membership and other modules content.
●	DaaS (Data applications as a service) collects and organizes data relating to product information, transaction information, consumers’ geographic location and purchase history throughout all stages of business transactions.
●	PaaS (Platform applications as a service) comprises Technology Platform and Data Exchange Platform. Technology Platform includes tenant management, development and operation of basic services, technical monitoring and alarm, secondary development and operation of open- source middleware, etc. Data Exchange Platform manages all data integration requirements from external parties. It supports flexible synchronization of information with any system and also acts as a buffer to help avoid overloading our core systems, such as OMS and WMS.
●	Baozun Hybrid Cloud is a hybrid cloud infrastructure, upon which our proprietary technology is built. It offers secure and elastic computing power, storage, and network infrastructure, supporting our brand partners’ business around the clock. It can be readily expanded internally or through public clouds (such as AliCloud, AWS cloud) to accommodate business and customer needs. Baozun Hybrid Cloud and its underlying data centers achieve multiple levels of system and network redundancies and resiliencies, and enhance our storing and computing capabilities with added flexibility to improve efficiency and reliability.

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

In 2025, BOCDOP, with omni-channel as its foundational framework and artificial intelligence (AI) as an enabling driver, achieved a full-scale breakthrough in the instant retail new track, co-writing a new chapter of digital and intelligent transformation with over 490 global brands.

This year, our efforts extended beyond system construction to focus on accumulating replicable intelligent growth models. We have fully implemented AI applications across all product lines, establishing AI for Retail, focusing on Omni-channel scenarios and data intelligence applications, empowering Baozun to transform from an operational tool into a business machine. In terms of Retail Operation, we explored the next-generation fully automated product agent model, develop product master data agents, and quickly generate standardized product master data according to platform requirements. For DTC, we studied the next-generation consumer experience, implement Butler-style shopping, and establish a new user journey for brand private domains. We enhanced experiences through AI sales assistants and smart stores. We built data agent capabilities and conversational BI to convert complex database queries into simple daily conversations, truly achieving intelligent data insights.

In 2025, we achieved significant progress in the commercialization of IT solutions, with continued efforts to secure and expand projects among key accounts (KA customers). Our current customer base, including BOCDOP’s clients, covers leading brands across multiple industries such as luxury goods and luggage, fast-moving consumer goods (FMCG), consumer electronics, fashion apparel, and sports goods. Additionally, our information technology products have gained widespread industry recognition.

Specifically, Baozun was recognized as the only technology service provider in China to receive a mention in Gartner’s 2025 Magic Quadrant™ for Digital Commerce. Furthermore, the PIM product was first included in Gartner’s 2025 Hype Cycle for Digital Commerce and was recommended as the sole Asia-Pacific supplier for two consecutive years (2024–2025) in Gartner’s Market Guide for Distributed Order Management Systems. These accolades further validate Baozun’s leadership in the global brand e-commerce and technology services sector.

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

In 2023, Baozun Brand Management Limited and ABG Hunter LLC, a subsidiary of Authentic Brands Group (“Authentic”), entered into a share purchase agreement (“JV SPA”), for BBM’s acquisition of 51% equity interest in a special purpose vehicle established by ABG Hunter LLC, which holds the relevant intellectual property of Hunter brands in Greater China and Southeast Asia (“Hunter IP Holdco”). As of March 31, 2026, affiliates of Baozun have entered into two license agreements with this JV through which this JV granted Baozun’s affiliates the right to manufacture, market, distribute and sell Hunter brand products in (i) Greater China and (ii) Singapore, Malaysia, Cambodia, the Philippines, Thailand and Vietnam respectively on an exclusive basis.

In 2025, BBM total net revenues increased by 25% year-over-year to RMB1,845 million and adjusted operating loss improved 45% year-over-year to RMB93 million.

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

We regard our trademarks, patents, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. To protect our proprietary rights in services and technology, we rely on trademark, copyright and trade secret protection laws in the PRC. As of March 31, 2026, we owned 192 registered trademarks, 10 patents, copyrights to 292 software programs developed by us relating to various aspects of our operations, and 97 registered domain names.

In addition, we rely on contractual restrictions, such as confidentiality and non-disclosure agreements with our brand partners and employees.

Data Privacy and Cybersecurity

Data privacy protection and cyber security are top priorities for us. We have developed strong cybersecurity technology and practices that safeguard our systems and data and have established a dedicated team to supervise our data protection and data security, ensure compliance with applicable laws and regulations and ensure that we are meeting the expectations of consumers and our brand partners. Through our privacy policy, consumers and our brand partners can learn how their data is used and provide consent for data collection when necessary. Our multi-layer security infrastructure provides comprehensive data security infrastructure for continuous monitoring and system protection throughout all platforms. We initially received our ISO27001 certifications in December 2015, which are still valid currently. We received our GB/T 19001-2016/ISO 9001:2015 certifications in October 2023 with a valid term of three years. We also received certification of Level 3 of Classified Protection of Cybersecurity for Baozun E-commerce Transaction System in April 2019, Baozun E-commerce Operation Service System in September 2021 and Baozun E-commerce Omni-Channel Business Systems in March 2025, each of which is currently valid

We responded quickly to the Personal Information Protection Law which took effect on November 1, 2021, and completed the system transformation in 2021, including core system data desensitization, data encryption, batch export control, and implement personal information protection, data security protection, and key infrastructure protection from the management and technology aspects.

In 2022, we have successfully passed the ISO27701 certification for Privacy Information Management System, which is another international security authority certification that Baozun E-commerce has obtained after obtaining the ISO27001 certification for Information Security Management System in 2015. ISO27701 is the extension standard of ISO27001 in management, and it is considered one of the most authoritative privacy protection standards globally.

In 2025, we received Information Security Risk Assessment Service Qualification Certificate.

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

Customers

Our top five customers and their affiliates accounted for 22.3%, 35.1% and 19.4%, of our total net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. These customers are brand partners under the consignment model or service fee model. Our largest customer and its affiliates accounted for 14.0%, 18.5% and 9.1%, of our total net revenues for the same periods, respectively. For concentration risk related to our brand partners, please see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - If we are unable to retain our existing brand partners, our results of operations could be materially and adversely affected.”

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

Suppliers

Our top five suppliers and their affiliates accounted for 59.8%, 59.0% and 47.0%, of our purchases for the years ended December 31, 2023, 2024 and 2025, respectively. Our largest supplier and its affiliates accounted for 33.2%, 27.3% and 20.4%, of our purchases for the same periods, respectively. These suppliers are our brand partners and/or their authorized distributors under the distribution model. We select and purchase goods from such brand partners and/or their authorized distributors and sell goods directly to consumers through official brand stores or official marketplace stores operated by us on behalf of them. We do not deem any of such suppliers as material.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory inside our self-operated warehouses and fixed assets such as equipment, furniture and office facilities. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide supplementary commercial insurances, including but not limited to health insurances, transportation insurances, and accidental injury insurance to some of our employees and interns. In addition, we provide freight transportation insurance, professional liability insurance and commercial comprehensive liability insurance to insure our business operation and product liability suffered by some of our subsidiaries. We maintain directors’ and officers’ liability insurance for our directors and officers. Except for a cyber information security insurance policy we have purchased that may cover income losses or other related losses suffered by certain of our subsidiaries due to service interruption caused by any cyber security or privacy events in limited scope, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We consider that the coverage from the insurance policies we maintain is adequate for our present operations and is in line with the industry norm. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - We may not have sufficient insurance coverage to fully cover our business risks, which could expose us to significant costs and business disruption.”

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

Environmental Social and Governance

We are committed to delivering responsible and transparent solutions that support sustainable development and create long-term value for all stakeholders. Sustainability is deeply embedded in our operations, delivering tangible benefits to the communities we serve. In our 2025 Sustainability Report, Baozun reaffirms our long-term commitment to environmental, social, and governance (ESG) principles. Guided by the vision of “Technology Empowers the Future Success”, we continue to strengthen ESG management and contribute to global sustainability goals through innovation and the creation of shared value.

Governance

Baozun is a leading brand e-commerce solutions provider and digital commerce enabler in China. We believe that strong corporate governance and robust ESG performance are essential to sustainable growth. We have established a sustainability committee to enhance ESG management.

ESG Governance: We embed ESG concepts into our culture and daily operations through a robust, top-down ESG governance structure that ensures our strategy and commitments are fully embedded across the business. Our Board of Directors bears ultimate responsibility for ESG oversight and performance. The Sustainability Committee is responsible for recommending ESG strategies, identifying material risks and opportunities, and reviewing all related policies to ensure alignment with company’s strategic objectives. Guided by this framework, our Sustainable Development Task Force comprising representatives from cross-functional departments supports the design and implementation of ESG initiatives, strengthens risk management, and enhances internal controls.

We regularly convene Sustainability Committee meetings, at which members collectively explore the latest ESG policy developments. These discussions aim to deepen our understanding of global sustainability standards and provide a valuable reference framework for integrating these standards into our strategic decision-making.

Board Independence and Diversity: We recognize the long-term governance benefits of board independence and diversity for a business. As of December 31, 2025, the Board of Directors comprises 7 members, including 1 female director and 3 independent directors. The current board members bring professional capabilities and industry experience across supply chain management, IT, finance, and business administration, and other relevant fields.

Risk Management: We have established a comprehensive and professional risk management framework. The Board of Directors, as the highest authority for risk oversight, conducts annual reviews of the effectiveness of our financial, operational, and compliance risk management systems. To ensure effective implementation, we have adopted a “three lines of defense” model comprising operational management, an internal control team led by senior management, and the Audit Committee. The internal audit team, reporting directly to the Audit Committee, is responsible for conducting independent risk assessments, identifying potential risks, evaluating the effectiveness of controls, and following up on corrective actions.

We formulate an annual audit plan and target a complete audit cycle across all business lines over a three-year period. After each audit project, we review the issues identified and the proposed corrective actions, monitoring progress through periodic meetings. In 2025, we completed 7 audit projects, identified 36 risk issues, and achieved a 65% resolution rate. Additionally, we enhanced company-wide risk awareness through compliance training sessions on data privacy and intellectual property.

Business Ethics: We maintain a zero-tolerance policy towards violations of applicable laws, regulations, or unethical behavior in our business activities and are committed to continuously strengthening our business ethics and integrity framework. We maintain policies covering trade secret protection, anti-money laundering, anti-corruption, and anti-bribery, and have established robust supplier management mechanisms to promote ethical conduct across all operations. In 2025, there were no incidents of competitive misconduct or corruption.

We cultivate a workplace culture grounded in integrity, reinforcing ethical awareness among our employees through ongoing integrity training, legal education, and targeted awareness initiatives. In 2025, we provided comprehensive integrity training to our directors, senior executives, and full-time employees. We have also strengthened our supplier management processes by requiring confidentiality agreements and enforcing strict anti-corruption policies. We encourage all employees to actively participate in integrity oversight, empowering them to uphold ethical standards throughout the company. To promote transparency and accountability, we have established multiple accessible whistleblowing and reporting channels across our operations.

Information Security and Privacy Protection: We have established an Information Security Management Committee as the highest decision-making body, with overall responsibility for our information security and privacy protection strategies and practices, reporting directly to our Board of Directors. We benchmark our information security practices against leading domestic and international standards, building a robust information and data security framework across four dimensions: governance structure and policy systems, key safeguard measures and controls, emergency response mechanisms, and employees’ awareness and training. In 2025, we maintained valid certifications for the ISO 27001 Information Security Management System, ISO 27701 Privacy Information Management System, and the Level 3 Cybersecurity Level Protection Assessment. We conducted 57 penetration tests and several emergency response drill. In 2025, there were no reported incidents of information security breaches or data leaks.

Environmental

Guided by a commitment to green development and low-carbon operations, we are committed to minimizing the environmental impact of our activities. We are dedicated to raising public awareness of environmental issues, encouraging eco-consciousness among our business partners, and promoting sustainable consumption.

Responding to Climate Change: We recognize that climate-related risks and opportunities can affect our business operations, and we actively enhance our operational resilience to minimize our impact. In 2025, guided by the International Financial Reporting Standards (IFRS) S2 - Climate-related Disclosures, we assessed climate-related risks and opportunities through policy analysis, internal discussions, and expert input. Based on the assessment, we also conducted a comprehensive evaluation of carbon footprint and environmental impact across the entire product lifecycle, encompassing upstream and downstream logistics, corporate operations, and end-of-life product disposal. We have set a target to reduce greenhouse gas (GHG) emissions (Scope 1, 2 and 3) by 50% by 2030, with 2021 as the baseline year, and to achieve GHG neutrality (Scope 1, 2 and 3) by 2050. In 2025, our Scope 1 and Scope 2 GHG emissions decreased by 26.96% compared to 2021. At the same time, we have consistently advocated for and promoted sustainable work practices and lifestyle choices among our employees and consumers. Moreover, in 2025, Baozun received a B rating (Management Level) in the CDP Climate Change Questionnaire, underscoring our strong commitment and ongoing efforts to drive sustainable development.

Green Operation: We are committed to advancing sustainable practices across our operations, including “green workplace”, “green warehousing”, “green logistics”, “green packaging” and “green cooperation”. As part of our energy conservation initiatives, we have installed photovoltaic carports at our headquarters office area, generating 58.91 MWh of electricity annually, and have implemented a variable refrigerant volume (VRV) air conditioning system to optimize energy efficiency.

In our warehouse operations, we have improved efficiency by upgrading lighting systems and optimizing equipment, advancing our a low-carbon automated warehousing capability. Additionally, we deployed green energy across four logistics parks, installing 46,000 square meters of photovoltaic systems that generate approximately 10,500 MWh annually. In 2025, we introduced a real-time carbon emission dashboard to analyze emissions and implement effective reduction measures. We also achieved carbon neutrality certification for two logistics parks. Through big data, we optimized logistics routes, reducing fuel consumption by approximately 257 tonnes. We transitioned from air to land transportation, increased the use of new energy vehicles, and reduced the carbon footprint of our transportation network.

We continue to innovate in the management of green packaging materials and explore eco-friendly solutions. In 2025, we used 2,244.47 tonnes of recycled packaging materials. We also collaborated with brand partners on the “Reviving Old Shoes” initiative, collecting over 120 pairs of used shoes for repurposing into eco-friendly sports surfaces.

Social

We are committed to advancing industry development through technology and innovation, providing high-quality services and solutions to our brand partners, and creating shared value for our employees, communities and society at large. In 2025, we received more than 30 industry and corporate level awards and honors.

Innovation: We continue to make significant investments in research and development, strengthening our technology infrastructure and proprietary systems. In response to the evolving e-commerce landscape, we remain committed to building omnichannel digital operations as a core innovation-driven objective. Leveraging forward-looking technological advancements, we consistently deliver industry-leading solutions that create new growth opportunities for our brand partners. In 2025, we were recognized as the only technology service provider in China to receive a mention in Gartner’s 2025 Magic Quadrant™ for Digital Commerce. Furthermore, our PIM product was first included in Gartner’s 2025 Hype Cycle for Digital Commerce and was recommended as the sole Asia-Pacific supplier for two consecutive years (2024–2025) in Gartner’s Market Guide for Distributed Order Management Systems. These accolades further validate Baozun’s leadership in the global brand e-commerce and technology services sector. We have also persistently advanced the optimization and enhancement of our technology business brand, BOCDOP, with the aim of delivering real value to both brand partners and consumers.

Customer Satisfaction: We provide customer service operations for our brand partners and establish dedicated customer service teams tailored to each partner’s needs. We continuously improve our services to deliver better experiences to all consumers. Baozun leads the way in introducing the authoritative customer service management standards Customer Operations Performance Center (COPC) and “Product, Price, Promotion, Place” (4PS) Strategy in the e-commerce customer service field, providing a guarantee for continuously optimizing customer service operations and delivering excellent multi-channel services. In 2025, Baozun received the “Ecosystem Excellence in Service Award” from a leading e-commerce platform and was named an “Official Service Partner for Intelligent Assistant,” reinforcing its leadership in AI-powered customer service.

Leveraging years of accumulated experience, Baozun continuously integrates cutting-edge technology into customer service. Our proprietary platform S-ANY (launched in 2021) provides intelligent, visual, and real-time management. In 2025, Baozun advanced AI-driven initiatives: S-ANY added an AIGC-powered simulation training module, and the intelligent assistant S-WHIZ introduced image recognition and smart assistance features, reducing training time for seasonal staff. By the end of 2025 the deployed stores amount increased by 44% compared to 2024. These AI applications have improved labor efficiency, customer satisfaction and sales conversion rate.

Employee Rights and Benefits: We are committed to providing our employees with comprehensive benefits, an inclusive and diverse work environment, and broad opportunities for career development and leadership training. In 2025, we established regulations on management ethics and workplace harassment prevention, and integrated policies related to recruitment, promotion, and performance management into our human resources framework.

We maintain a vibrant and engaging workplace culture, organizing a variety of activities, including sports events, cultural programs, innovation contests, and themed employee engagement initiatives to promote work-life balance and enrich the employee’s experience.

We also apply a structured approach to talent management, with a focus on talent assessment, capability development, and career progression. In 2025, we conducted a comprehensive talent inventory covering 3,865 employees, representing a 5.54% increase from the previous year. We upgraded the Baozun Capacity Development Center with integrated online and offline training resources and refined our promotion mechanisms and competency models to support long-term succession planning. Throughout 2025, a total of 54,750.50 training hours were completed, averaging 8.10 hours per employee.

Diversity and Inclusion: We advocate for a diverse workforce and uphold the rights of minority groups, vulnerable groups, and female employees, firmly opposing any form of discrimination and harassment. We are dedicated to increasing gender diversity. We also provide meaning employment opportunities for people with disabilities, encouraging them to apply their creativity in an inclusive, barrier-free work environment. As of December 31, 2025, we employed 3 colleagues with disabilities, and female employees accounted for 62.16% of our total workforce.

Sustainable Supply Chain: We actively advance sustainable supply chain management to minimize the environmental and social impacts of our procurement activities. We strengthen sustainable development practices, including employee rights protection, business ethics compliance, and environmental protection, by closely collaborating with our partners through sustainable management and evaluation of the supply chain. While driving the sustainable upgrading of the supply chain, we are also committed to enhancing the long-term stability and sustainable development capabilities of our own business. Throughout 2025, we collaborated with 5,887 suppliers, including 5,300 Chinese mainland suppliers. We provided training to 1,234 suppliers, totaling 652 hours. Additionally, 1,081 suppliers underwent environmental or social impact assessments, with no significant impacts identified.

Community Investment: We promote social responsibility and actively fulfill our corporate duties through material donations, volunteer activities, and public welfare courses. We focus on community development, education, and healthcare, working to build strong, caring, and responsible community relationships for a better society. In 2025, we regularly carried out public welfare activities, including setting up water stations and donating eye-protection lamps, to support local community development.

We actively deepen the integration of industry, academia, and research by offering employment and training opportunities, supporting vocational education through school-enterprise cooperation, and cultivating talent for the e-commerce industry. We established the Baozun-Nantong Open University E-Commerce Industry College, launched targeted training programs in rural areas, and organized initiatives such as the “Xing Bao Business Festival” to enhance practical experience and advance sustainable development.

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

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default, seeking to recover US$22.2 million accounts receivable for the products procured by this distributor, plus accrued interest and reimbursements of arbitration fees. In 2021, we provided an allowance of RMB93.3 million (US$14.6 million) of accounts receivable in connection with the default of this distributor. In the second quarter of 2025, in light of the latest developments in the arbitration proceedings, management assessed the recoverability of the outstanding receivable from this distributor as remote. Accordingly, an additional allowance was recognized against the remaining carrying amount of the balance due.

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

Regulations Regarding Foreign Investment

PRC Company Law

The establishment, operation and management of companies in PRC are governed by the PRC Company Law, which was latest amended on December 29, 2023 and took effect on July 1, 2024. The PRC Company Law applies to both domestic companies and foreign-invested companies in mainland China. The latest main amendments of PRC Company Law introduce a rule requiring the registered capital of limited liability companies to be fully paid within five years. Companies incorporated before the promulgation and implementation of the amendments are required to gradually adjust to meet the deadline. In addition, the latest main amendments of PRC Company law also involve improving the company’s establishment and exit system, optimizing the company’s organization structure, detailing exercise of shareholder rights, perfecting the company’s capital system and strengthening the responsibilities of controlling shareholders and management personnel, etc. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules.

Foreign Investment Law

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, and the Special Administrative Measures, or Negative List, for Foreign Investment Access, or the Negative List, which were promulgated and are amended from time to time by MOFCOM and the NDRC, and together with the Foreign Investment Law and its respective implementation rules and ancillary regulations. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the Encouraging Catalog or the Negative List are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. On September 6, 2024, MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), which became effective on November 1, 2024. On December 15, 2025, MOFCOM and the NDRC also jointly promulgated the Encouraged Industry Catalog for Foreign Investment (2025 version), which became effective on February 1, 2026.

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

Regulation Relating to Online Transaction

On March 15, 2021, the SAMR issued the Administration Measures for the Supervision of Online Transactions, which took effect on May 1, 2021 and was later amended on March 18, 2025, providing specific rules for the online transaction operators, such as clarifying the specific acts infringing consumers’ personal information in online transactions, elaborating the prohibited contents that may not be contained in the standard terms, notifications and statements used by the online transaction operators, and measures to supervise sales of goods or provision of services through social network and live streaming. Our PRC subsidiaries and our VIE, which are online business operators and service providers, are subject to the Administration Measures for the Supervision of Online Transactions.

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

On December 25, 2024, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Value-Added Tax Law, or the PRC VAT Law, which became effective on January 1, 2026. Under the current PRC VAT Law, standard tax rates are set at three tiers: (i) 13% for taxpayers selling goods, labor services, tangible personal property leasing services, or importing goods; (ii) 9% for taxpayers selling transport services, postal services, basic telecommunications services, construction services, or real property leasing services, as well as those selling real property or transferring land use rights; and(iii) 6% for taxpayers selling other services or intangible assets. Additionally, a 3% rate applies to taxpayers eligible for the simplified tax computation method.

Prior to the PRC VAT Law taking effect, taxation in mainland China was governed by the Provisional Regulations of the PRC on Value-Added Tax and its implementation rules, which have since been superseded. Under these historical provisional regulations, the applicable tax rates were initially set higher and were adjusted over time: taxpayers selling goods, labor services, tangible personal property leasing services, or importing goods were subject to a 17% tax rate (adjusted to 16% in May 2018 and further adjusted to 13% in April 2019); taxpayers selling transport services, postal services, basic telecommunications services, construction services, real property leasing services, selling real property, or transferring land use rights were subject to an 11% tax rate (adjusted to 10% in May 2018 and further adjusted to 9% in April 2019); and taxpayers selling services or intangible assets were subject to a 6% tax rate.

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

Baozun Inc.
(Cayman Islands)
63%
100%
100%
Baotong Inc.
(Cayman Islands)
Baozun Hong Kong
Holding Limited
(Hong Kong)
100%
Baozun HongKong
Investment Limited
(Hong Kong)
Baozun Brand
Management Limited
(Hong Kong)
100%
100%
Baotong Hong Kong
Holding Limited
(Hong Kong)
White Horse Hongkong
Holding Limited
(Hong Kong)
100%
100%
100%
Baotong E-Logistics
Technology (Suzhou) Co., Ltd.
(PRC)
Shanghai Baozun
E-Commerce Limited
(PRC)
Individual
Shareholders
Gaipu (Shanghai)
Commercial Co., Ltd.
(PRC)
100%
100%
100%
100%
Shanghai Yingsai
Advertisement
Limited (PRC)
Shanghai Bodao
E-Commerce
Limited (PRC)
Baozun Hongkong
Limited
(Hong Kong)
Shanghai Zunyi Business
Consulting Ltd.(1)
(PRC)
100%
Shanghai Fengbo
E-Commerce
Limited (PRC)
Direct Ownership
Contractual Arrangements

(1)

Shanghai Zunyi is our VIE in China and is 80% owned by Ms. Jie Shen, spouse of our founder, chairman and chief executive officer, Mr. Vincent Wenbin Qiu, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Its business includes providing brand e-commerce service to our brand partners

We have entered into contractual arrangements with Shanghai Zunyi and its shareholders, through which we exercise effective control over operations of Shanghai Zunyi and receive substantially all economic benefits generated from it. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Shanghai Zunyi and thus consolidate its results in our consolidated financial statements. However, these contractual arrangements may not be as effective in providing us with control over our VIE as direct ownership of its equity interests. In addition, our VIE or its shareholders may breach the contractual arrangements with us. In such cases, we would have to rely on legal remedies under PRC law, which may not always be effective, particularly in light of uncertainties in the interpretation and enforcement of PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure — We rely on contractual arrangements with our VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

Contractual Arrangements with Shanghai Zunyi and Its Shareholders

Our relationships with Shanghai Zunyi and its shareholders are governed by a series of contractual arrangements. The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Baozun, our VIE, Shanghai Zunyi, and the shareholders of Shanghai Zunyi.

Exclusive Call Option Agreement. On January 20, 2026, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into an exclusive call option agreement, which supersedes the exclusive call option agreement previously entered into on April 1, 2014. Each of Shanghai Zunyi’s shareholders have granted Shanghai Baozun an exclusive call option to purchase their equity interests in Shanghai Zunyi at an exercise price equal to the higher of (i) the registered capital of Shanghai Zunyi; and (ii) the minimum price as permitted by applicable PRC laws. Shanghai Zunyi has further granted Shanghai Baozun an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Shanghai Baozun may nominate another entity or individual to purchase the equity interests or assets, if applicable, under the call options. Each call option is exercisable subject to the condition that applicable PRC laws, rules and regulations do not prohibit completion of the transfer of the equity interests or assets pursuant to the call option. Shanghai Baozun is entitled to all dividends and other distributions declared by Shanghai Zunyi, and each of the shareholders of Shanghai Zunyi has agreed to give up their rights to receive any distributions or proceeds from the disposal of their equity interests in Shanghai Zunyi and to pay any such distributions or premium to Shanghai Baozun with deduction of applicable taxes. The exclusive call option agreement remains in effect until the equity interest and assets that are the subject of such agreements are transferred to Shanghai Baozun or its designated entities or individuals. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the exclusive call option agreement with Shanghai Baozun.

Proxy Agreement. On January 20, 2026, Shanghai Zunyi, each of its shareholders and Shanghai Baozun entered into an amended and restated voting right proxy agreement, or the Proxy Agreement, which supersedes the voting right proxy agreement previously entered into on July 25, 2019. Each shareholder of Shanghai Zunyi granted an irrevocable power of attorney to Shanghai Baozun that authorizes any person designated by Shanghai Baozun to exercise his rights as an equity holder of Shanghai Zunyi, including the right to attend and vote at equity holders’ meetings and appoint directors. The proxy agreement has an initial term of 20 years and will be automatically renewed on a yearly basis thereafter unless otherwise notified by Shanghai Baozun. If (i) the operating term of Shanghai Baozun or Shanghai Zunyi expires; or (ii) the parties thereto mutually agree on an early termination, the proxy agreement may be terminated. To the extent permitted by law, Shanghai Zunyi and its shareholders are not contractually entitled to terminate the proxy agreement with Shanghai Baozun.

Equity Interest Pledge Agreement. On January 20, 2026, Shanghai Zunyi and each of its shareholders entered into an amended and restated equity interest pledge agreement with Shanghai Baozun, which supersedes the equity interest pledge agreements previously entered into on August 27, 2019. The shareholders of Shanghai Zunyi pledged all of their equity interests in Shanghai Zunyi to Shanghai Baozun to secure their and Shanghai Zunyi’s obligations under certain of the aforementioned agreements and other agreed obligations and as collateral for all of the amounts payable by Shanghai Zunyi to Shanghai Baozun under those agreements. If any event of default as defined under this agreement occurs, Shanghai Baozun, as the pledgee, will be entitled to dispose of the pledged equity interests. In addition, any increase in the registered capital of Shanghai Zunyi will be further pledged in favor of Shanghai Baozun. The equity interest pledge agreements will remain in full effect until all the secured contractual obligations have been performed or all the secured debts have been discharged.

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

According to the contractual arrangement entered into by Ms. Jie Shen and Mr. Michael Qingyu Zhang, each of Ms. Jie Shen and Mr. Michael Qingyu Zhang confirms that he has made proper arrangements and executed all necessary documents to ensure that, in case of his death, disability, bankruptcy, divorce or other circumstances which may affect his exercise of equity interest, such shareholder’s successor, custodian, creditor, spouse or the like who may obtain the Shanghai Zunyi’s equity interest or relevant rights will not influence to hinder the performance of these contractual arrangements.

As a result of these contractual arrangements, we have the power to direct the activities of Shanghai Zunyi, and through the service fee paid to us under the exclusive technology service agreement, we can receive substantially all of the economic benefits of Shanghai Zunyi even though we do not receive all of the revenues generated by Shanghai Zunyi. We include the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries. Our VIE contributed an aggregate of 6.2%, 5.6% and 4.4%, of our net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Properties and Facilities

We are headquartered in Shanghai and leased an aggregate of approximately74,000 square meters of offices and operation centers as of December 31, 2025. As of the same date, we leased properties with an aggregate gross floor area of over64,000 square meters in 32 major cities of 23 provinces and municipalities as retail stores for our BBM business line. In addition, as of December 31, 2025, we leased 29 warehouses with an aggregate gross floor area of over 670,000 square meters in Shanghai, Suzhou, Guangzhou, Langfang, Chengdu, Wuxi, Jiaxing, Jinan and Ezhou. Our premises are leased under operating lease agreements from unrelated third parties.

In addition, as of December 31, 2025, we owned the land use right for an area of approximately 133,500 square meters, located in Suzhou, China, used as a warehouse.

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

Operational highlights

Operational Highlights of E-Commerce

In 2025, for E-Commerce segment, total net revenues increased 2% year-over-year to RMB8,271 million and adjusted operating profit increased 22% year-over-year to RMB219 million.

E-Commerce has become a sustainable cash engine. Through sharper execution and continued cost rigor, E-Commerce is now more agile and consistently profitable. We have moved from pursuing scale to focusing on value—prioritizing margin expansion and reliable cash generation.

Our omni-channel capability remains one of Baozun’s core advantages and a focus for development going forward. We continue to develop our omni-channel capabilities, with a strong focus on emerging channels, such as Douyin and Rednote. We believe leveraging this established network will extend our success across major e-commerce platforms and drive sustained growth. In 2025, we received 41 awards in the Tmall ecosystem, including the prestigious “2025 Tmall Ecosystem Excellence in Service Award”. On Douyin, we were once again certified as a “Douyin E-commerce Diamond Service Partner,” the platform’s highest tier of accreditation. Together, these recognitions affirm our sustained leadership and execution strength across major platforms.

We also continued to focus on strengthening our bottom line. Across the organization, we are implementing a series of lean initiatives designed to streamline processes, reduce costs, and enhance efficiency. Furthermore, we are expanding the use of Artificial Intelligence tools across a wider range of employees and business scenarios to enhance productivity. These efforts have significantly improved our profitability.

Operational Highlights of Brand Management

In 2025, for Brand Management segment, total net revenues increased by 25% year-over-year to RMB1,845 million and adjusted operating loss improved 45% year-over-year to RMB93 million. We have 177 offline stores under our management as of December 31, 2025. Our key strategic pillars for 2025 focus on merchandising, channel expansion and marketing initiatives for Gap, aimed at building healthy topline momentum while continuing to improve profitability.

Merchandising Management

Merchandising remains the core growth engine for GAP. China-for-China product is our core priority. It is essential for us to interpret the GAP’s brand DNA in a way that’s relevant to the Chinese market. Core categories such as denim, sweatshirts, and knitwear continued to anchor performance, supported by selective collaborations that complemented the assortment. For instance, our partnership with the Forbidden City and the Peking Opera, has maintained strong sell-through, showcasing our ability to blend Chinese cultural storytelling with GAP’s global DNA in a commercially effective manner. During the year, we collaborated closely with brand ambassadors to create authentic, engaging content that connects with our audience. We also launched seasonal products and limited styling collections aligned with key moments in the retail calendar. These ambassador-driven initiatives have boosted social buzz, leading to higher consumer engagement, increased brand visibility, and a stronger brand voice.

Marketing Management

Our strategic marketing initiatives are fundamental to strengthening brand equity, amplifying brand desirability through compelling storytelling and digital engagement. By leveraging multi-channel campaigns and targeted collaborations, we effectively enhance customer acquisition and foster lasting brand loyalty in a competitive apparel landscape. These efforts are pivotal in shaping consumer perception, which directly supports sustainable growth and a healthier brand portfolio. Marketing in 2025 began with localized campaigns such as the Forbidden City collaboration and community-focused initiatives like Brannan Bear, helping to strengthen consumer engagement and brand relevance. This momentum continued with additional partnerships, including the appointment of Chengyi as brand ambassador in mid-September 2025, which contributed to improved brand visibility and broader appeal among younger consumers. Throughout the year, the team enhanced its use of integrated online and offline campaigns, social content, and experiential formats to deepen customer interaction. Overall, marketing efforts in 2025 contributed to a gradual strengthening of brand positioning and provided meaningful support to traffic, engagement, and sales performance.

Retail Management

Offline expansion continues to be a strategic priority for us. With a consumer-centric and retail-oriented strategy, we have successfully improved our competitiveness, store efficiency, and responsiveness to the ever-changing market. During the Year, we continued to optimize our retail management capabilities.

In 2025, we opened a total of 29 new GAP stores, bringing our total store count to 164 by the year end. Our new stores continue to outperform older locations, driven by better site selection and enhanced visual merchandising. For instance, our upgraded stores at Dongguan Minying International Trade City and Shanghai Century Link flagship in the fourth quarter of 2025, have delivered impressive results. The improved in-store experience and outfit-based presentation have driven a double-digit gain in sales productivity. These early performance indicators are highly encouraging and reinforce our confidence in our store expansion strategy. As a result, we are accelerating our store opening efforts to build on this momentum, and will continue to leverage a hybrid model that combines direct and partnership stores for network expansion, in line with our asset-light approach.

Supply Chain Management

Effective supply chain management is crucial for achieving sustainable growth. We focus on product innovation, quality control, and ensuring the responsiveness and cost-effectiveness of our supply chain. During the Year, we enhanced our supply chain capabilities to better meet consumer demands. We will continue to develop strategies to enhance the operational efficiency of our supply chain and unlock gross margin opportunities. We believe improving our supply chain efficiencies and managing working capital through the effective use of our infrastructure will enable us to control costs better and provide superior service to our customers.

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

Overall, Brand Management in 2025, reached a defining inflection point. After three years of repositioning and localization, our brand management platform and GAP achieved its first quarterly breakeven in terms of adjusted operating profit in the fourth quarter of 2025. This milestone validates the sustainability of our model. Importantly, scale is beginning to translate into tangible operating leverage, marking the transition from turnaround to profitable growth.

Financial Operations Overview

In 2023, 2024 and 2025, our total net revenues were RMB8,812.0 million, RMB9,422.2 million and RMB9,945.5 million, (US$1,422.2 million), respectively. For the same periods, net revenues from product sales accounted for 38.1%, 36.8% and 38.7%, respectively, of our total net revenues. We recorded net loss of RMB222.8 million, RMB138.4 million and RMB199.6(US$28.5 million) in 2023, 2024 and 2025, respectively. We had non-GAAP net loss of RMB3.3 million in 2023, non-GAAP net income of RMB15.1 million in 2024 and non-GAAP net income of RMB99.1 million in 2025. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Non-GAAP Financial Measures.”

The following describes key components of our statements of operations:

Net Revenues

We generate revenue from two revenue streams: (i) product sales and (ii) services. We generally operate e-commerce businesses based on one of our three business models: distribution model, consignment model, and service fee model, or, in some circumstances, a combination of the business models.

We derive product sales revenues primarily through selling products to consumers under the distribution model. We select and purchase goods from our brand partners and/or their authorized distributors and generally sell branded goods directly to consumers through our online stores, we also sell our own brand goods through our offline stores. Revenues generated from product sales include fees charged to consumers for shipping and handling expenses. We record product sales revenue, net of return allowances, value added tax and related surcharges, when the products are delivered and accepted by consumers. We offer consumers an unconditional right of return for a typical period of seven days upon receipt of products. Return allowances, which reduce net revenues, are estimated based on our analysis of returns by categories of products based on historical data. The amount of goods returned was RMB328.8 million, RMB682.6 million and RMB915.0 million, (US$130.8 million) for the years ended December 31, 2023, 2024 and 2025, respectively, accounting for 9.8%, 19.7% and 23.8%,of the product sales revenue in the respective periods.

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

The following table sets forth our revenues by source for each period indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Net revenues
Product sales	3,357,202	38.1	3,466,928	36.8	3,849,559	550,480	38.7
Services	5,454,811	61.9	5,955,301	63.2	6,095,924	871,706	61.3
Total net revenues	8,812,013	100.0	9,422,229	100.0	9,945,483	1,422,186	100.0

Operating expenses

Our operating expenses consist primarily of cost of products, fulfillment expenses, sales and marketing expenses, technology and content expenses, and general and administrative expenses. The following table breaks down our total operating expenses by these categories, by amounts and as percentages of total net revenues for each of the periods presented.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	%

	(in thousands, except for percentage)
Net revenues	8,812,013	100.0	9,422,229	100.0	9,945,483	100.0
Operating expenses
Cost of products	(2,409,110)	(27.3)	(2,473,804)	(26.3)	(2,576,012)	(25.9)
Fulfillment	(2,507,306)	(28.5)	(2,461,591)	(26.1)	(2,309,755)	(23.2)
Sales and marketing	(2,829,016)	(32.1)	(3,380,724)	(35.9)	(3,847,237)	(38.7)
Technology and content	(505,203)	(5.7)	(550,289)	(5.8)	(463,206)	(4.7)
General and administrative	(855,914)	(9.7)	(719,157)	(7.6)	(751,627)	(7.6)
Other operating income, net	123,368	1.4	55,445	0.6	77,304	0.8
Impairment of goodwill	(35,212)	(0.4)	(6,934)	(0.1)	(18,395)	(0.2)
Total operating expenses	(9,018,393)	(102.3)	(9,537,054)	(102.2)	(9,888,928)	(99.4)

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

China

Generally, our subsidiaries and our VIE in China are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2025, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate.

Before May 1, 2018, we are subject to VAT at a rate of 17% on product sales and 6% on our services, in each case less any deductible VAT we have already paid or borne. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the MOF and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rate of 17% and 11% are changed into 16% and 10%, respectively. In March 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on the Policies for Furtherance of the Reform of Value-Added Tax, or the Announcement 39, according to which: (i) for VAT taxable sales acts or importation of goods originally subject to VAT tax rates of 16% and 10%, respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) for purchase of agricultural products originally subject to deduction rate of 10%, such deduction rate shall be adjusted to 9%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the deduction rate of 10%; (iv) for exported goods and labor originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%. Announcement 39 became effective on April 1, 2019 and superseded then existing provisions which were inconsistent with Announcement 39. Therefore, from May 1, 2018 to March 31, 2019, the VAT tax rates of our PRC subsidiaries changed from 17% to 16% on product sales. After April 1, 2019, the VAT tax rates of our PRC subsidiaries changed from 16% to 13% on product sales. VAT tax rate of our services revenues remains to be the same as that before May 1, 2018, which is 6%. We are also subject to surcharges on VAT payments in accordance with PRC law. On December 25, 2024, the prevailing VAT regulations were enacted into the Value-Added Tax Law of the People’s Republic of China (the “VAT Law”), which came into effect on January 1, 2026 along with its implementation rules. In terms of tax rates, the VAT Law maintains the existing standard rates of 13%, 9% and 6%.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated primarily through the use of a discounted cash flow methodology. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the revenue growth rates for business, estimation of the useful life over which cash flows will occur, and determination of discount rate, including company-specific risk premium used to derive the discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated both in absolute amount and as a percentage of our total net revenues. Our historical results of operations are not necessarily indicative of the results for any future period.

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for per share and per ADS data and number of shares)
Net revenues
Product sales	3,357,202	38.1	3,466,928	36.8	3,849,559	550,480	38.7
Services	5,454,811	61.9	5,955,301	63.2	6,095,924	871,706	61.3
Total net revenues	8,812,013	100.0	9,422,229	100.0	9,945,483	1,422,186	100.0
Operating expenses(1)
Cost of products	(2,409,110)	(27.3)	(2,473,804)	(26.3)	(2,576,012)	(368,365)	(25.9)
Fulfillment	(2,507,306)	(28.5)	(2,461,591)	(26.1)	(2,309,755)	(330,291)	(23.2)
Sales and marketing	(2,829,016)	(32.1)	(3,380,724)	(35.9)	(3,847,237)	(550,148)	(38.7)
Technology and content	(505,203)	(5.7)	(550,289)	(5.8)	(463,206)	(66,238)	(4.7)
General and administrative	(855,914)	(9.7)	(719,157)	(7.6)	(751,627)	(107,481)	(7.6)
Other operating income, net	123,368	1.4	55,445	0.6	77,304	11,054	0.8
Impairment of goodwill	(35,212)	(0.4)	(6,934)	(0.1)	(18,395)	(2,630)	(0.2)
Total operating expenses	(9,018,393)	(102.3)	(9,537,054)	(101.2)	(9,888,928)	(1,414,099)	(99.5)
Income (loss) from operations	(206,380)	(2.3)	(114,825)	(1.2)	56,555	8,087	0.5
Other income (expenses)
Interest income	82,113	0.9	68,752	0.7	58,556	8,373	0.6
Interest expense	(41,344)	(0.5)	(38,987)	(0.4)	(44,572)	(6,374)	(0.4)
Unrealized investment (loss) gain	(68,031)	(0.8)	4,851	0.1	(16,574)	(2,370)	(0.2)
Gain on disposal of investment	—	—	—	—	562	80	0.0
Gain (loss) on disposal/acquisition of subsidiaries	631	0.0	—	—	(36,262)	(5,185)	(0.4)
Impairment loss of investments	—	—	(14,403)	(0.2)	(213,406)	(30,517)	(2.1)
Exchange loss	(8,530)	(0.1)	(10,213)	(0.1)	(3,718)	(532)	0.0
Fair value change on financial instruments	24,515	0.3	11,838	0.1	(1,904)	(272)	0.0
Loss before income tax and share of income in equity method investment	(217,026)	(2.5)	(92,987)	(1.0)	(200,763)	(28,710)	(2.0)
Income tax expense	(12,003)	(0.1)	(20,739)	(0.2)	(9,907)	(1,417)	(0.1)
Share of income (loss) in equity method investment	6,253	0.1	(24,658)	(0.3)	11,090	1,586	0.1
Net loss	(222,776)	(2.5)	(138,384)	(1.5)	(199,580)	(28,541)	(2.0)
Net loss (income) attributable to noncontrolling interests	(9,677)	(0.1)	1,990	(0.0)	(23,374)	(3,342)	(0.2)
Net income attributable to redeemable noncontrolling interests	(45,969)	(0.5)	(48,804)	(0.5)	(19,146)	(2,738)	(0.2)
Net loss attributable to ordinary shareholders of Baozun Inc.	(278,422)	(3.2)	(185,198)	(2.0)	(242,100)	(34,621)	(2.4)
Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(1.56)	0.0	(1.03)	0.0	(1.40)	(0.20)	0.0
Diluted	(1.56)	0.0	(1.03)	0.0	(1.40)	(0.20)	0.0
Net loss per ADS attributable to ordinary shareholders of Baozun Inc. (2)
Basic	(4.68)	0.0	(3.09)	0.0	(4.19)	(0.60)	0.0
Diluted	(4.68)	0.0	(3.09)	0.0	(4.19)	(0.60)	0.0
Weighted average shares used in calculating net loss per ordinary share
Basic	178,549,849	—	179,678,986	—	173,480,754	173,480,754	—
Diluted	178,549,849	—	179,678,986	—	173,480,754	173,480,754	—
(1)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Fulfillment	(6,443)	(4,885)	(1,011)	(145)
Sales and marketing	(33,955)	(19,943)	(3,661)	(524)
Technology and content	(12,184)	(11,290)	(2,006)	(287)
General and administrative	(50,867)	(45,483)	(13,253)	(1,894)
	(103,449)	(81,601)	(19,931)	(2,850)
(2)	Each ADS represents three Class A ordinary shares.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2025.

Net Revenues

Our total net revenues increased by 5.6% from RMB9,422.2 million in 2024 to RMB9,945.5 million (US$1,422.2 million) in 2025. The increase in total net revenues was driven by revenue growth in both the Company’s E-Commerce and Brand Management business lines.

Revenue from product sales

The increase in the revenue from products sales during the Year as compared with last year was mainly due to the incremental contribution from product sales from Brand Management, which mainly comprised retail revenue from Gap China business, including both offline store sales and online sales. Product sales included product sales from E-Commerce and Brand Management of RMB2,009.8 million and RMB1,841.6 million for the Year, respectively, compared with product sales from E-Commerce and Brand Management of RMB1,999.6 million and RMB1,469.6 million for the year ended December 31, 2024.

Revenue from services

The increase in revenue from services during the Year as compared with last year was mainly due to a 8.5% year-over-year growth in digital marketing and IT solutions, driven by content creation and technology monetization, together with a 8.3% year-over-year growth in online store operations.

Operating Expenses

Our operating expenses increased by 3.7% from RMB9,537.1 million in 2024 to RMB9,888.9 million (US$1,414.1 million) in 2025, which primarily resulted from the increase in cost of products which is in line with product sales and the increase in sales and marketing expenses.

Cost of Products. Our cost of products increased by 4.1% from RMB2,473.8 million in 2024 to RMB2,567.0 million (US$368.4 million) in 2025. Cost of products as a percentage of net revenues from product sales decreased from 71.4% in 2024 to 66.9% in 2025 primarily due to the Company’s cost control initiatives and efficiency improvements.

Fulfillment Expenses. Our fulfilment expenses decreased by 6.2% from RMB2,461.6 million (US$337.2 million) for the year ended December 31, 2024 to RMB2,309.8 million (US$330.3 million) for the Year. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

Sales and Marketing Expenses. Our sales and marketing expenses increased by 13.8% from RMB3,380.7 million (US$463.2 million) for the year ended December 31, 2024 to RMB3,847.2 million (US$550.1 million) for the Year, primarily attributable to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and offline stores for BBM during the Year.

Technology and Content Expenses. Our technology and content expenses decreased by 15.8% from RMB550.3 million (US$75.4 million) for the year ended December 31, 2024 to RMB463.2 million (US$66.2 million) for the Year. The decrease was primarily due to the Company’s cost control initiatives and efficiency improvements.

General and Administrative Expenses. Our general and administrative expenses increased by 4.5% from RMB719.2 million (US$98.5 million) for the year ended December 31, 2024 to RMB751.6 million (US$107.5 million) for the Year, the increase was primarily due to a write-down of account receivable totaling RMB53.3 million in the second quarter of 2025, partially offset by the Company’s continued efforts to implement cost control and efficiency improvement initiatives.

Other Operating Income, Net. The other operating income increased by 39.4% from RMB55.4 million (US$7.6 million) for the year ended December 31, 2024 to RMB77.3 million (US$11.1 million) for the Year, primarily attributable to an increase in government grants received.

Impairment of Goodwill. We incurred impairment of goodwill of RMB18.4 million (US$2.6 million) in 2025, compared to RMB6.9 million in 2024, because the fair value of our reporting unit based on the quantitative impairment test was less than its carrying amount.

Income from Operations

As a result of the foregoing, our income from operations was RMB56.6 million (US$8.1 million) in 2025, compared with loss from operations of RMB114.8 million in 2024.

Other Income (Expenses)

We incurred total other income/expense for both 2024 and 2025. Our other expenses was RMB257.3million (US$36.8million) in 2025, compared to other income of RMB21.8 million in 2024. This increase was mainly due to the following transactions:

On September 2, 2025, the Group entered into an equity transfer agreement with a third party pursuant to which the Group transferred 41% equity interests in Shanghai Mansen Brand Management Co., Ltd. (“Mansen”) to the counterparty, with the corresponding consideration therefor being RMB4.76 million. As of December 31, 2025, the Group had 33.52% equity interests as well as debt investments in Mansen which in aggregate amounted to RMB156.0 million before impairment. The Group recognized impairment losses of RMB155.5 million in 2025. Further in March 2026, the Group entered into an agreement with the third party to transfer all of its remaining equity interests and loans in Mansen for a total consideration of RMB0.5 million.

Interest Income. Our interest income decreased from RMB68.8 million in 2024 to RMB586. million (US$8.4 million) in 2025. The decrease was primarily due to the reduction in bank deposit interest rates.

Interest Expense. Our interest expense was RMB39.0 million in 2024 and RMB44.6 million (US$6.4million) in 2025, which represents the interest on the bank loans and notes payable.

Unrealized Investment Loss/Gain. Our unrealized investment loss was RMB16.6 million (US$2.4 million) in 2025, compared with an unrealized investment gain of RMB4.9 million in 2024. The unrealized investment loss during the year was mainly related to decrease in the trading price of publicly listed companies we invested in.

Loss on disposal of subsidiaries. Loss on disposal of subsidiaries was RMB36.3 million (US$5.2 million), compared with nil in the fiscal year of 2024. The loss was primarily due to the Company’s disposal of subsidiaries following a strategic adjustment in the third quarter of 2025.

Impairment Loss of Investments. Our Impairment Loss of Investments was RMB213.4 million (US$30.5 million) in 2025. Our Impairment Loss of Investments was RMB14.4 million in 2024. The increase in impairment loss of investments was primarily associated with impairment loss of RMB151.6 million related to a previous debt investment in the e-commerce business, and impairment losses of RMB61.8 million for certain equity investments during the fourth quarter of 2025.

Exchange Loss. Our exchange loss was RMB3.7 million (US$0.5 million) in 2025, compared with exchange loss of RMB10.2 million in 2024, primarily due to exchange rate fluctuation.

Fair value change on financial instruments. We recorded fair value gain of RMB11.8 million in 2024 and fair value loss of RMB1.9 million (US$0.3 million) in 2025. The fair value loss on financial instruments this year was mainly due to loss recognized in connection with equity contracts with a holder of non-controlling interest while the gain recognized from the financial instruments the Company invested last year.

Income Tax Expense

Our income tax expense was RMB9.9 million (US$1.4 million) in 2025, compared with RMB20.7 million in 2024. Our income tax expense in 2025 was mainly due to substantial recognition of deferred taxes.

Share of Loss (Income) in Equity Method Investment

Our share of income in equity method investment was RMB11.1 million (US$1.6 million) in 2025, compared with share of loss in equity method investment was RMB 24.7 million in 2024. Our share of loss (income) in equity method investment over these periods resulted from our investment in Hunter Gcsea Limited, Beijing Pengtai Baozun E-commerce Co., Ltd., or Pengtai Baozun, and other equity investees, as well as other-than-temporary impairment of certain equity method investments.

Net Loss

As a result of the foregoing, our net loss was RMB199.6 million (US$28.5 million) in 2025, compared with net loss of RMB138.4 million in 2024.

Net Loss (Income) Attributable to Ordinary Shareholders of Baozun Inc.

Our net loss attributable to ordinary shareholders of Baozun Inc. was RMB242.1 million (US$34.6 million) in 2025, compared with net loss attributable to ordinary shareholders of Baozun Inc. of RMB185.2 million in 2024.

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

Cost of Products. Our cost of products increased by 2.7% from RMB2,409.1 million in 2023 to RMB2,473.8 million (US$338.9 million) in 2024. Cost of products as a percentage of net revenues from product sales remained stable as 71.8% in 2023 and 71.4% in 2024.

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

Other Income (Expenses)

We incurred total other income/expense for both 2023 and 2024. Our other income was RMB21.8 million (US$3.0 million) in 2024, compared to other expenses of RMB10.6 in 2023. This increase was mainly due to unrealized investment gain which was mainly related to the increase in the trading price of Amber International, a public company listed on the Nasdaq Global Market that the Company invested in January 2021 partially offset by impairment loss of certain equity investments.

Interest Income. Our interest income decreased from RMB82.1 million in 2023 to RMB68.8 million (US$9.4 million) in 2024. The decrease was primarily due to the reduction in bank deposit interest rates.

Interest Expense. Our interest expense was RMB41.3 million in 2023 and RMB39.0 million (US$5.3 million) in 2024, which represents the interest on the bank loans and notes payable.

Unrealized Investment Loss/Gain. Our unrealized investment gain was RMB4.9 million (US$0.7 million) in 2024, compared with an unrealized investment loss of RMB68.0 million in 2023. The unrealized investment gain during the year was mainly related to the increase in the trading price of Amber International Interactive partially offset by the unrealized investment loss due to the decrease in the trading price of Lanvin Group Holdings Limited.

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

The table below provides a summary of our operating segment results.

	For the fiscal year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Net revenues:
E-Commerce	7,621,114	8,070,271	8,271,229
Brand Management	1,271,027	1,474,351	1,845,418
Inter-segment eliminations *	(80,128)	(122,393)	(171,164)
Total consolidated net revenues	8,812,013	9,422,229	9,945,483

Adjusted Operating Profits (Losses) **:
E-Commerce	163,990	179,622	219,320
Brand Management	(187,663)	(168,767)	(93,028)
Inter-segment eliminations *	—	(210)	(133)
Total Adjusted Operating Profits	(23,673)	10,645	126,159
Unallocated expenses:
Share-based compensation expenses	(103,449)	(81,601)	(19,931)
Amortization of intangible assets resulting from business acquisition	(31,875)	(36,257)	(31,128)
Acquisition-related expenses	(12,171)	—	—
Cancellation fees of repurchased shares	—	(678)	(150)
Impairment of goodwill	(35,212)	(6,934)	(18,395)
Total other expenses	(10,646)	21,838	(257,318)
Loss before income tax	(217,026)	(92,987)	(200,763)

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

For E-Commerce segment, we achieved total net revenues of RMB8,271 million and RMB8,070 million in the fiscal year of 2025 and 2024 respectively. The increase of E-Commerce segment revenue was mainly due to the growth in online store operation and digital marketing and IT solutions of service revenue. We achieved adjusted operating profit of RMB219 million and RMB180 million in the fiscal year of 2025 and 2024 respectively. The increase of E-Commerce segment adjusted operating profit was mainly due to the increase in total revenues.

For Brand Management segment, we achieved total net revenues of RMB1,845 million and RMB1,474 million in the fiscal year of 2025 and 2024 respectively. The increase of Brand Management segment revenue was mainly due to the incremental revenue contribution from Gap Greater China, our newly acquired business in 2023. We achieved adjusted operating loss of RMB93 million and RMB169 million in the fiscal year of 2025 and 2024 respectively. The Brand Management segment adjusted operating loss was mainly due to Gap Greater China, which has shown decent momentum in reducing its operating loss on year-over-year comparable basis.

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

A reconciliation of these non-GAAP financial measures in 2023, 2024 and 2025 to the nearest U.S. GAAP performance measures is provided below:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Income (loss) from operations	(206,380)	(114,825)	56,555	8,087
Add: Share-based compensation expenses	103,449	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	31,875	36,257	31,128	4,451
Acquisition-related expenses	12,171	—	—	—
Impairment of goodwill	35,212	6,934	18,395	2,630
Cancellation fees of repurchased ADSs and returned ADSs	—	678	150	21
Non-GAAP income (loss) from operations	(23,673)	10,645	126,159	18,039

Net loss	(222,776)	(138,384)	(199,580)	(28,541)
Add: Share-based compensation expenses	103,449	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	31,875	36,257	31,128	4,451
Acquisition-related expenses	12,171	—	–	–
Impairment of goodwill and investments	35,212	21,337	231,801	33,147
Other-than-temporary impairment of equity method investments	—	26,115	–	–
Cancellation fees of repurchased ADSs and returned ADSs	—	678	150	21
Fair value (gain) loss on derivative liabilities	(24,515)	—	7,654	1,095
(Gain) loss on disposal of subsidiaries and investment in equity investee	(631)	—	35,700	5,105
Unrealized investment loss (gain)	68,031	(4,851)	16,574	2,370
Less: Tax effect of amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments(1)	(6,086)	(7,611)	(44,227)	(6,324)
Non-GAAP net (loss) income	(3,270)	15,142	99,131	14,174

Net loss attributable to ordinary shareholders of Baozun Inc.	(278,422)	(185,198)	(242,100)	(34,621)
Add: Share-based compensation expenses	103,449	81,601	19,931	2,850
Amortization of intangible assets resulting from business acquisition	24,206	25,776	21,651	3,096
Acquisition-related expenses	12,171	—	–	–
Impairment of goodwill and investments	35,212	20,742	229,359	32,797
Other-than-temporary impairment of equity method investments	—	26,115	–	–
Cancellation fees of repurchased ADSs and returned ADSs	—	678	150	21
Fair value (gain) loss on derivative liabilities	(24,515)	—	4,822	690
(Gain) loss on disposal of subsidiaries and investment in equity investee	(652)	—	35,700	5,105
Unrealized investment loss (gain)	68,031	(4,851)	16,574	2,370
Less: Tax effect of amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments(1)	(4,569)	(5,234)	(41,858)	(5,986)
Non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc.	(65,089)	(40,371)	44,229	6,322

Diluted non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc. per ADS:	(1.09)	(0.67)	0.76	0.11
Weighted average shares used in calculating diluted net (loss) income per ordinary shares	178,549,849	179,678,986	173,601,782	173,601,782

(1)The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition, loss on disposal of subsidiaries and impairment of investments.

B.           Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through cash generated from operating activities and short-term and long-term bank borrowings. As of December 31, 2025, we had RMB907.3 million (US$129.7 million) in cash and cash equivalents and RMB141.0 million (US$20.2 million) in restricted cash. Our cash and cash equivalents generally consist of bank deposits. As of December 31, 2025, we had credit facilities with terms ranging from three months to one year for an aggregate amount RMB3,632.0 million (US$519.4 million) from 11 Chinese commercial banks. Under these credit facilities, we had RMB386.2 million (US$55.2 million) as guarantee for the issuance of notes payable, and RMB128.3 million (US$18.3 million) for the issuance of letters of guarantee to our suppliers, so as of December 31, 2025, we had RMB2,104.5 million (US$300.9 million) available for future borrowing under these credit facilities.

We also pledged cash of RMB139.0 million (US$19.9 million) to banks in relation to bank guarantees issued on behalf of us, deposit required by our business partners or security for issuance of commercial acceptance notes that mainly relate to purchase of inventories as of December 31, 2025.

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

Our accounts receivable mainly represent amounts due from customers and consumers and are recorded net of allowance for doubtful accounts. Under the distribution model, we generally receive funds from the e-commerce platforms within no more than two weeks after online consumers have confirmed receipt of goods. As of December 31, 2023, 2024 and 2025, our accounts receivable amounted to RMB2,184.7 million, RMB2,033.8 million and RMB2,173.2 million (US$310.8 million), respectively. As of the date of this annual report, we have settled RMB1,385.6 million (US$198.1 million) of our accounts receivable as of December 31, 2025, constituting 63.8% of the accounts receivable then outstanding, net of allowance for doubtful accounts. The increase in accounts receivable from 2024 to 2025 was due to the growth in revenue during the current year. Our accounts receivable turnover days were 93 days in 2023, 82 days in 2024 and 77 days in 2025. The decrease in turnover days from 2024 to 2025 was due to our strengthened capital management of receivables, as well as the shortened payment cycles attributable to Gap Greater China, our newly acquired business in 2023 which primarily engages in retail businesses. Accounts receivable turnover days for a given period are equal to the average accounts receivable balances as of the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our inventories were RMB1,045.1 million, RMB1,117.4 million and RMB879.4 million (US$125.8 million) as of December 31, 2023, 2024 and 2025. Our inventory turnover days were 151 days in 2023, 160 days in 2024 and 141 days in 2025. The decrease in our inventories from December 31, 2023 to December 31, 2024 was primarily due to the incremental product sales. The decrease in our inventories from December 31, 2024 to December 31, 2025 was primarily due to the optimization of our product portfolio, which resulted in contraction in distribution model and a lower inventory volume. The increase in our inventory turnover days from 2023 to 2024 was due to changes in our product mix with new brands acquired. The decrease in our inventory turnover days from 2024 to 2025 was due to our strategy for product sales and distribution model of pursuing high-quality growth with a clear focus on profitability and working capital efficiency, as well as our strengthening of inventory management. Inventory turnover days for a given period are equal to the average inventory balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

Our accounts payable include accounts payable for payments in connection with inventory that we purchased and products sold under the consignment model and service fee model for which we are responsible for payment collection. As of December 31, 2023, 2024 and 2025, our accounts payable amounted to RMB563.6 million, RMB620.7 million and RMB466.1 million (US$66.6 million), respectively. The increase in our accounts payable from December 31, 2023 to December 31, 2024 was primarily due to the increase of turnover days. The decrease in our accounts payable from December 31, 2024 to December 31, 2025 reflected contraction in our scale of distribution model due to the optimization of our product portfolio. Our accounts payable turnover days were 79 days in 2023 and 87 days in 2024 and 77 days in 2025. The increase in our accounts payable turnover days from 2023 to 2024 was primarily due to the Group optimizes supplier payment terms. The decrease in our accounts payable turnover days from 2024 to 2025 was primarily due to the fluctuations in our product mix. Accounts payable turnover days for a given period are equal to the average accounts payable balances as of the beginning and the end of the period divided by total cost of products during the period and multiplied by the number of days during the period (i.e., the actual number of days in a given year for calculating turnover days in such year or 90 days for calculating turnover days in a given quarter).

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	448,255	101,278	420,434	60,121
Net cash used in investing activities	(340,372)	(817,606)	(898,586)	(128,497)
Net cash used in financing activities	(8,033)	(19,737)	(107,491)	(15,371)
Net increase (decrease) in cash, cash equivalents and restricted cash	99,850	(736,065)	(585,644)	(83,748)
Cash, cash equivalents and restricted cash, beginning of year	2,245,724	2,352,295	1,644,314	225,270
Effect of exchange rate changes	6,721	28,084	(10,377)	8,382
Cash, cash equivalents and restricted cash, end of year	2,352,295	1,644,314	1,048,294	149,904

Operating Activities

Net cash provided by operating activities in 2025 was RMB420.4 million (US$60.1 million) and primarily consisted of net loss of RMB 199.6 million (US$ 28.5 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB221.7 million (US$31.7 million) of depreciation and amortization, RMB126.9 million (US$18.1 million) of inventory write-down, RMB19.9 million (US$2.9 million) of share-based compensation, RMB11.9 million (US$1.7 million) of loss on disposal of property and equipment, RMB11.1 million (US$1.6 million) of share of income in equity method investment, RMB18.4 million (US$2.6 million) of impairment of goodwill, RMB3.7 million (US$0.5 million) of exchange loss, RMB1.9 million (US$0.3 million) of fair value loss on derivative liabilities, RMB213.4 million (US$30.5 million) of impairment loss of investments, RMB58.3 million (US$8.3 million) of provision for allowance for credit gain, RMB0.6 million (US$0.1 million) of gain on disposal of investments, RMB36.3 million (US$5.2 million) of gain on acquisition of subsidiaries, RMB3.5 million (US$0.5 million) of unrealized interest income on long-term debt investments and RMB16.6 million (US$2.4 million) of realized and unrealized loss related to investment securities, partially offset by RMB56.8 million (US$8.1 million) of deferred income tax. In 2025, the principal items accounting for the changes in operating assets and liabilities were an increase in operating lease right-of-use assets of RMB115.7 million (US$16.5 million), an increase in advance to suppliers of RMB12.6 million (US$1.8 million), an increase in accrued expenses and other current liabilities of RMB384.2 million (US$54.9 million), an increase in prepayments and other current assets of RMB52.0 million (US$7.4 million), an increase in tax payables of RMB8.9 million (US$1.3 million), an increase in dividend received from investees of RMB14.7 million (US$2.1 million), an increase in inventories of RMB91.3 million (US$13.1 million) and an increase in amounts due from related parties of RMB0.8 million (US$0.1 million), partially offset by a decrease in other non-current assets of RMB8.8 million (US$1.3 million), a decrease in accounts payables of RMB131.9 million (US$18.9 million), a decrease in operating lease liabilities of RMB111.6 million (US$16.0 million), a decrease in amounts due to related party of RMB3.8 million(US$0.5 million), a decrease in accounts receivable of RMB328.6 million (US$47.0 million), a decrease in notes payable of RMB126.0 million (US$18.0 million) and a decrease in other non-current liabilities of RMB6.5 million (US$0.9 million). The increase in our inventories and operating lease right-of-use assets was due to the growth of our business.

Net cash provided by operating activities in 2024 was RMB101.3 million (US$13.9 million) and primarily consisted of net loss of RMB 138.4 million (US$ 19.0 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB244.9 million (US$33.6 million) of depreciation and amortization, RMB150.8 million (US$20.7 million) of inventory write-down, RMB76.3 million (US$10.4 million) of share-based compensation, RMB28.5 million (US$3.9 million) of loss on disposal of property and equipment, RMB24.7 million (US$3.4 million) of share of lose in equity method investment, RMB6.9 million (US$1.0 million) of impairment of goodwill, RMB10.2 million (US$1.4 million) of exchange loss, RMB11.8 million (US$1.6 million) of fair value gain on derivative liabilities, and RMB14.4 million (US$2.0 million) of impairment loss of investments, RMB0.9 million (US$0.1 million) of reversal of allowance for credit loss and RMB4.9 million(US$0.7 million) of realized and unrealized gain related to investment securities, partially offset by RMB40.9 million (US$5.6 million) of deferred income tax. In 2024, the principal items accounting for the changes in operating assets and liabilities were an increase in operating lease right-of-use assets of RMB302.7 million (US$41.5 million), a decrease in other non-current assets of RMB56.7 million (US$7.8 million), a decrease in advance to suppliers of RMB90.3 million (US$12.4 million), a decrease in accrued expenses and other current liabilities of RMB94.3 million (US$12.9 million), an increase in accounts payables of RMB57.1 million (US$7.8 million), and an increase in amounts due from related parties of RMB56.9 million (US$7.8 million),partially offset by a decrease in operating lease liabilities of RMB291.1 million (US$39.9 million), a decrease in prepayments and other current assets of RMB105.8 million (US$14.5 million), an increase in tax payables of RMB12.2 million (US$1.7 million), a decrease in amounts due to related party of RMB26.8 million(US$3.7 million), an increase in accounts receivable of RMB181.6 million (US$24.9 million), a decrease in notes payable of RMB45.5 million (US$6.2 million), an increase in dividend received from investees of RMB8.1 million(US$1.1 million), an increase in other liabilities of RMB23.8 million(US$3.3 million), and a decrease in inventories of RMB222.5 million (US$30.5 million). The increase in our accounts receivable, accounts payable and operating lease right-of-use assets was due to the growth of our business.

Net cash provided by operating activities in 2023 was RMB448.3 million (US$63.1 million) and primarily consisted of net loss of RMB222.8 million (US$31.4 million), as adjusted for non-cash items, and the effects of changes in operating assets and liabilities. Adjustment for non-cash items primarily included RMB251.6 million (US$35.4 million) of depreciation and amortization, RMB152.9 million (US$21.5 million) of inventory write-down, RMB103.4 million (US$14.6 million) of share-based compensation, RMB19.8 million (US$2.8 million) of provision for allowance for credit losses, RMB7.4 million (US$1.0 million) of loss on disposal of property and equipment, RMB6.3 million (US$0.9 million) of share of income in equity method investment, RMB8.5 million (US$1.2 million) of exchange loss, RMB35.2 million (US$5.0 million) of impairment of goodwill, RMB24.5 million (US$3.5 million) of fair value gain on derivative liabilities, RMB0.6 million (US$0.1 million) of loss on disposal of subsidiaries and investment in equity investee, and RMB68.0 million(US$9.6 million) of realized and unrealized loss related to investment securities, partially offset by RMB45.6 million (US$6.4 million) of deferred income tax. In 2023, the principal items accounting for the changes in operating assets and liabilities were an increase in operating lease right-of-use assets of RMB143.8 million (US$20.3 million), an increase in other non-current assets of RMB21.7 million (US$3.1 million), an increase in advance to suppliers of RMB65.9 million (US$9.3 million), an increase in accrued expenses and other current liabilities of RMB14.0 million (US$2.0 million), a decrease in accounts payables of RMB133.5 million (US$18.8 million), and an increase in amounts due from related parties of RMB4.7 million (US$0.7 million),partially offset by a decrease in operating lease liabilities of RMB144.2 million (US$20.3 million), a decrease in prepayments and other non-current assets of RMB10.9 million (US$1.5 million), a decrease in tax payables of RMB27.4 million (US$3.9 million), an increase in amounts due to related party of RMB2.4 million(US$0.3 million), an increase in accounts receivable of RMB226.9 million (US$32.0 million), an increase in notes payable of RMB18.8 million (US$2.6 million), and a decrease in inventories of RMB33.8 million(US$4.8 million). The increase in our accounts receivable, advances to suppliers, operating lease right-of-use assets was due to the growth.

Investing Activities

Net cash used in investing activities in 2025 was RMB898.6 million (US$128.5 million), and primarily consisted of (i) purchase of short term investment, (ii) purchases of property and equipment, which comprised equipment for warehouse, computer hardware for newly hired employees and leasehold improvements, (iii) maturity of investments, (iv) net cash paid for business combination, (v) additions of intangible assets due to capitalization of internally developed software, (vi) loan to third party. .

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

Financing Activities

Net cash used in financing activities in 2025 was RMB107.5 million (US$15.4 million), primarily attributable to (i) repayment of short-term borrowings of RMB2,260.7 million and proceeds from short-term borrowings of RMB2,241.0 million, (ii) contingent payment for acquisition of RMB16.3 million, and (iii) repurchase of ordinary shares of RMB10.2 million, (iv) dividend payment of RMB22.2 million, (v) deferred consideration for the acquisition of subsidiaries of RMB35.8 million.

Net cash used in financing activities in 2024 was RMB19.7 million (US$2.7 million), primarily attributable to (i) repayment of short-term borrowings of RMB1,864.5 million and proceeds from short-term borrowings of RMB1,969.7 million, (ii) contingent payment for acquisition of RMB24.2 million, and (iii) repurchase of ordinary shares of RMB95.5 million.

Net cash used in financing activities in 2023 was RMB8.0 million (US$1.1 million), primarily attributable to (i) repayment of short-term borrowings of RMB1,721.0 million and proceeds from short-term borrowings of RMB1,820.7 million, (ii) contingent payment for acquisition of RMB32.5 million, and (iii) settle derivative liabilities with Cainiao of RMB74.0 million.

Capital Expenditures

We had capital expenditures of RMB230.2 million, RMB208.3 million and RMB153.8 million, (US$22.0 million) in 2023, 2024 and 2025, respectively. Our capital expenditures were used primarily for (i) the purchase of buildings, computer hardware, office furniture and equipment and warehouse equipment, (ii) leasehold improvements, (iii) cost incurred for internal development of software, and (iv) land use rights. Actual future capital expenditures may differ from the amounts indicated above. We had no capital commitment as of December 31, 2025.

Contractual Obligations

The following sets forth information regarding our aggregate payment obligations under our contracts and commercial commitments as of December 31, 2025:

	Payments Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$

	(in thousands)
Operating lease obligations	819,188	117,143	274,512	39,254	321,498	45,974	173,320	24,784	49,858	7,130
Short-term loans	1,208	173	1,208	173	—	—	—	—	—	—
Total	820,396	117,316	275,720	39,427	321,498	45,974	173,320	24,784	49,858	7,130

As of December 31, 2025, we had operating lease liabilities amounting to RMB729.3 million (US$104.3 million), certain of which were secured by the rental deposits and all of which were unguaranteed.

Holding Company Structure

Baozun Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, our VIE in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with their articles of association and PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated VIE in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of the entity’s registered capital. Each of our PRC subsidiaries and our consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of December 31, 2025, the amount restricted, including paid-in capital and statutory reserve funds, was RMB3,424.9 million (US$489.8 million). Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Our VIE, Shanghai Zunyi, contributed an aggregate of 6.2%, 5.6% and 4.4%, of our net revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

C.           Research and Development

We devote significant resources to our research and development efforts, focusing on developing our technology infrastructure and proprietary systems, expanding our technological footprint and enhancing the digitalization of brand partners’ retail business. We have a Technology and Innovation Center with offices in Shanghai and Chengdu dedicated to innovating and upgrading our technologies to reinforce our market leadership in China’s brand e-commerce solutions market. The Technology and Innovation Center focuses on enhancing our IT capabilities and helps us shape the market by developing and deploying artificial intelligence solutions in brand e-commerce over time and standardizing new services such as cloud-based operating platforms, big data analysis tools for brand e-commerce, the implementation of artificial intelligence in brand e-commerce over time and the upgrade of current technology systems, in order to serve a wider variety of brand partners and other customers with a broader array of services. In 2019, we upgraded our technology infrastructure to a hybrid cloud model- Baozun Hybrid Cloud - to enhance our storing and computing capabilities. We have integrated and migrated our core e-commerce systems and applications to Baozun Hybrid Cloud, which helped us better utilize cloud computing, enhance the scalability of our business, and improve cost efficiency. We employed 732 IT professionals to design, develop and operate our technology platform as of December 31, 2025.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)/roles and responsibilities	Date of appointment	Year of joining our company
Mr. Vincent Wenbin Qiu	58	Founder, Chairman and Chief Executive Officer	Chairman in December 2013 and Chief Executive Officer in December 2013	2007
Mr. Junhua Wu	47	Co-founder, Director and Chief Strategy Officer	Director in December 2013 and Chief Strategy Officer in April 2025	2007
Dr. Jun Wang	48	Director	June, 2024	2024
Ms. Bin Yu	56	Director	June, 2024	2015
Mr. Yiu Pong Chan	53	Independent Director	May 2015	2015
Mr. Steve Hsien-Chieng Hsia	62	Independent Director	May 2016	2016
Mr. Benjamin Changqing Ye	55	Independent Director	May 2016	2016
Ms. Catherine Yanjie Zhu	43	Chief Financial Officer	April, 2024	2020

Mr. Vincent Wenbin Qiu, aged 58, is our founder. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor’s degree in electronic engineering from Tsinghua University in July 1992 in Beijing, the PRC.

Mr. Junhua Wu, aged 47, is one of our co-founders and currently serves as our chief strategy officer, and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer from December 2017 to December 2022, and as our director since 2012. Mr. Wu also has served as a director of several companies in which we have invested. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

Dr. Jun Wang, aged 48, has serviced as a member on our board since June 14, 2024. He is the founding partner of ACCF Capital, established in June 2021, which holds Champion Kerry Inc. Prior to founding ACCF Capital with focus on consumer and technology investment across Asia Pacific region, Dr. Wang was a founding member and partner of L Catterton Asia from June 2010 to January 2021. Dr. Wang served as a non-executive director of Mulsanne Group Holding Limited (stock code: 1817) from August 2019 to March 2022, a company listed on the Stock Exchange and a director of Secoo Holding Limited (NASDAQ: SECO) from July 2020 to April 2022, a company listed on NASDAQ. From October 2008 to March 2010, he served as a Senior Associate at McKinsey & Company and worked as a Manager at Procter & Gamble Company from 2003 to 2006. Dr. Wang obtained his MBA from Harvard Business School in 2008, a D.Phil. in Chemistry from Oxford University in 2002, and a B.Sc. from Peking University, China in 1998.

Ms. Bin Yu, aged 56, served as our independent Director from May 2015 to May 2023. Following her tenure as an independent Director, Ms. Yu has been appointed as a consultant to the Company since May 2023 and has rejoined our board as a member since June 14, 2024. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd. from 2017 to 2020. Ms. Yu has served as an independent director of Zero2IPO Holdings Inc. since 2020, iDreamSky Technology Holdings Limited since 2018, GDS Holdings Limited since 2016 and DPC Dash Ltd since December 2024, all of which are companies listed on the Hong Kong Stock Exchange. From 2015 to 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2011 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Mr. Yiu Pong Chan, aged 53, has served as our independent director since May 2015. Mr. Chan served as an executive director from September 2012 to March 2014 and as a managing director from April 2014 to June 2018, at L Catterton Asia, formerly named as L Capital Asia, a private equity fund based in Singapore which is backed by LVMH Moët Hennessy Louis Vuitton S.A, a multinational luxury products company. Mr. Chan was also a non-executive director at Dr. Wu Skincare Co., Ltd, a Taiwan-based company that provides non-surgical skincare products and solutions, from April 2014 to June 2018, and a board observer at YG Entertainment Inc., a music and entertainment company in South Korea from March 2015 to March 2018. Mr. Chan was a vice president and a director at Crescent Point Group from August 2006 to September 2007, and from October 2007 to June 2011, respectively. From June 2002 to June 2006, Mr. Chan was a director of Lone Star Asia-Pacific LTD., Taiwan Branch. Mr. Chan worked with McKinsey & Co. Inc. Hong Kong from February 1999 to June 2002. Mr. Chan holds a master’s degree of commerce in accounting and finance with first-class honor in April 1999 and a bachelor’s degree of commerce in May 1996 from the University of Auckland.

Mr. Steve Hsien-Chieng Hsia, aged 62, has served as our independent director since May 2016. Mr. Hsia has been the chief executive officer of Playnovate, Inc., an online STEAM education service provider in the U.S., since April 2020. Mr. Hsia has served as a director of Wearnes-Starchase Limited, a Singapore-based automobile dealership group, since November 2018. From 2011 to 2013, Mr. Hsia served as the Asia-Pacific chief operating officer of Wunderman Worldwide, LLC, a digital marketing agency under WPP, LLC, an advertising and media holding company. Mr. Hsia co-founded and served as chief executive officer of AGENDA Corporation, a digital marketing agency in Asia from February 1996 to 2013. Prior to AGENDA Corporation (formerly known as DeliriumCyberTouch Corporation and CyberTouch, respectively), Mr. Hsia co-founded NextWare, an enterprise software company in Malaysia and served as the managing director from 1991 to February 1996. Mr. Hsia received his bachelor’s degree in computer science from the University of California, Berkeley in May 1987.

Mr. Benjamin Changqing Ye, aged 55, has served as our independent director since May 2016. Mr. Ye has also served as an independent director of East Nova Holdings Limited, a company listed on the Hong Kong Stock Exchange, since June 2025, an independent director of Hygeia Healthcare Holdings Co., Limited, an oncology healthcare company listed on the Hong Kong Stock Exchange, since September 2019; an independent director of Ascentage Pharma Group International, a biotech company listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Jinxin Fertility Group Limited, a specialized fertility service provider listed on the Hong Kong Stock Exchange, since June 2019; an independent director of Niu Technologies Inc., a provider of smart urban mobility solutions listed on The Nasdaq Stock Market, since October 2018. Mr. Ye was also an independent director of Luzhou Bank, a commercial bank listed on the Hong Kong Stock Exchange from December 2018 to September 2022; VNET Group Inc., a company listed on the Nasdaq Stock Market, from August 2022 to October 2024; and NWTN Inc., a company listed on the Nasdaq Stock Market, from November 2022 to December 2024. In addition, Mr. Ye has served as a non-executive director of Panjing Harbourview Investment Fund L.L.P. since September 2019. From February 2011 to December 2015, Mr. Ye was a managing director, the chief financial officer and a member of the investment committee of CITIC Private Equity Funds Management Co., Ltd. From April 1993 to January 2011, Mr. Ye worked for PricewaterhouseCoopers, where he mainly focused on M&A advisory work, and successively served as a partner in advisory department, the head of Advisory Services of Shanghai office and the head of Transaction Services of Shanghai office of PricewaterhouseCoopers in China. Mr. Ye received his bachelor’s degree in journalism from Huazhong University of Science and Technology in July 1992 in Wuhan, the PRC and an MBA degree from University of Warwick in November 1999 in the United Kingdom. Mr. Ye is a qualified accountant of the Chinese Institute of Certified Public Accountants.

Ms. Catherine Yanjie Zhu, aged 43 has served as our chief financial officer since April 2024. She is a seasoned finance executive with extensive experience in leading finance operations across diverse industries. She joined Baozun in 2020 as Director of Finance, held a number of positions with the Company thereafter. She has served as an independent director of Tianjin Motor Dies Co., Ltd. since December, 2025, an independent director of GreenTree Hospitality Group Ltd. since December 2021. Before joining Baozun, Catherine held key roles in various organizations from 2013 to 2020, including IBR Ltd., Cue & Co., Xperience Communications (Shanghai) Co., Ltd., Porsche Centre Shanghai Waigaoqiao Limited and Lend Lease Project Management & Construction (Shanghai) Co Ltd. She started her career at KPMG Shanghai from 2005 to 2013 and her last position there was Auditor Manager. Catherine holds a bachelor’s degree in Business Administration from Shanghai International Studies University and is certified by the Chinese Institute of Certified Public Accountants (CICPA) and holds a Certified Internal Auditor (CIA) certificate.

B.           Compensation

In 2025, we accrued aggregate fees, salaries and benefits (excluding equity-based grants) of approximately RMB17.0 million (US$2.4 million) to our directors and executive officers as a group and did not grant any restricted share units to our directors and executive officers.

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

The board, acting on the recommendation of our compensation committee, may determine the remuneration to be paid to non-employee directors, being our directors other than our employee directors. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment.

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

The following summarizes, as of December 31, 2025, the options and restricted share units that we granted to our directors and executive officers and to other individuals as a group under our Share Incentive Plans to attract and retain the best available personnel, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business. We and our directors, executive officers and other employees who are PRC residents and who have been granted options or restricted share units will be required to register with SAFE pursuant to applicable PRC laws. See “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in the People’s Republic of China - Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

2014 Plan and 2015 Plan

In January 2010, Shanghai Baozun adopted a share incentive plan, or the Shanghai Baozun Plan. On May 30, 2014, we adopted our 2014 Plan to roll over the options granted under Shanghai Baozun Plan with the same amount, terms and vesting schedule. As of December 31, 2025, the maximum number of shares which may be issued pursuant to all outstanding awards under the 2014 Plan was 70,335.

On May 5, 2015, we adopted our 2015 Plan, which was further amended in July 2016. As of December 31, 2025, the maximum number of shares which may be issued pursuant to all outstanding awards under the 2015 Plan was 25,200.

On November 1, 2022, the 2014 Plan and the 2015 Plan were terminated and replaced by the 2022 Plan. The 2014 Plan and the 2015 Plan continue to govern all awards granted prior to November 1, 2022 but no new awards shall be granted under the 2014 Plan and the 2015 Plan following November 1, 2022.

2022 Plan

On November 1, 2022, we adopted our 2022 Plan. The maximum number of shares which may be issued pursuant to all awards under the 2022 Plan initially as of November 1, 2022 is 17,488,424 Class A ordinary shares; provided, however, that the maximum number of shares in respect of all awards which may be granted under the 2022 Plan shall not exceed 10% of the total number of shares outstanding as of the date of approval of the 2022 Plan by the Shareholders. The shares which may be issued pursuant to the awards under the 2022 Plan shall be Class A ordinary shares. As of December 31, 2025, the number of shares which may be issued pursuant to all outstanding awards under the 2022 Plan was 1,056,600.

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

The following table summarizes, as of December 31, 2025, the outstanding options that we granted to our directors, executive officers, and other individuals as a group under our Share Incentive Plans.

	Ordinary shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Date of Grant	Date of Expiration
Other individuals as a group	70,335	1.5	February 6, 2015	February 7, 2026

*     Upon exercise of all options granted and vesting of all restricted share units, would beneficially own less than 1% of our outstanding ordinary shares.

The following table summarizes, as of the date of December 31, 2025, the outstanding restricted share units that we granted to our directors, executive officers, and other individuals as a group under our Share Incentive Plans.

Name	Restricted Share Unit	Date of Grant	Date of Expiration
Vincent Wenbin Qiu	*	April 1, 2023	March 31, 2033
Catherine Yanjie Zhu	*	December 2, 2022	December 1, 2032
Other individuals as a group	661,950	Various dates from April 1, 2022 to September 2, 2025	Various dates from March 31, 2032 to September 1, 2035

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan, Mr. Benjamin Changqing Ye and Ms. Bin Yu. Mr. Steve Hsien-Chieng Hsia is the chairperson of our nominating and corporate governance committee. We have determined that Mr. Steve Hsien-Chieng Hsia, Mr. Yiu Pong Chan and Mr. Benjamin Changqing Ye satisfy the “independence” requirements of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

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

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Each of the directors has entered into a director agreement with the company, which may be terminated by prior notice in writing served by either party on the other. A director will be removed from office automatically if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to us, (iv) without special leave of absence from the board of directors, is absent from three consecutive meetings of the board of directors and the board of directors resolves that his office be vacated, or (v) if he shall be removed from office pursuant to our memorandum and articles of association or the Companies Act.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including serious or persistent breach or non-observance of the employment terms or a conviction of a criminal offense. An executive officer may terminate his/her employment at any time with one-month prior written notice. Furthermore, we may terminate the employment at any time without cause upon advance written notice and certain amount of compensation payment, subject to mandatory relevant laws and regulations.

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

Our seventh amended and restated memorandum and articles of association provides for the indemnification of officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about their conduct of our business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretions unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into, indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our seventh amended and restated memorandum and articles of association. Pursuant to the indemnification agreements, we agree to hold harmless and indemnify our directors and officers against all expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf, in connection with any proceedings which the indemnitee was, is or will be involved as a party, including, without limitation, all liability arising out of the negligence or passive wrongdoing of the indemnitee, except that we shall not be obligated to make any payment to the indemnitee that is finally determined to be unlawful or as specified in the indemnification agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.           Employees

As of December 31, 2025, we had 6,762 full-time employees, including 663 full-time employees from the acquired business entities for BBM in 2024. We had a total of 7,827 and 7,650 full-time employees as of December 31, 2023 and 2024, respectively. We had a total of 867, 798 and 732 information technology staff as of December 31, 2023, 2024 and 2025, respectively. The decrease in our employees from 2023 to 2024 was primarily due to our efficiency enhancement. The decrease in our employees from 2024 to 2025 was primarily due to cost control and efficiency improvement initiatives. As of December 31, 2025, approximately 79.6% of our information technology staff had bachelor’s or higher degrees. We have streamlined our R&D team to improve efficiency. The following table provides a breakdown of our employees as of December 31, 2025 by function:

Function	Number
Front-end(1)	4,809
Warehouse and logistics	550
Information technology	732
Back-end(2)	671
Total	6,762
(1)	Front-end functions include store management and operations, customer service, business development, design and digital marketing.
(2)	Back-end functions include administration, finance, legal, internal audit and sales operation team.

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

E.           Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 17, 2026, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume there are 174,385,166 ordinary shares (including 161,084,428 Class A ordinary shares, excluding the shares repurchased by us from the open market under our share repurchase program, and 13,300,738 Class B ordinary shares) outstanding as of April 17, 2026.

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

	Ordinary Shares Beneficially
	Owned as of March 31, 2026
			Percentage	Percentage
	Class A	Class B	of total	of aggregate
	ordinary	ordinary	ordinary	voting
Name	shares	shares	shares (%)	power (%)*
Directors and Executive Officers:
Vincent Wenbin Qiu (1)	4,371,626	9,410,369	7.90	33.48
Junhua Wu (2)	3,227,364	3,890,369	4.08	14.33
Jun Wang(3)	26,469,422	—	15.18	9.00
Bin Yu(4)	51,807	—	0.03	0.02
Yiu Pong Chan(5)	16,809	—	0.01	0.01
Steve Hsien-Chieng Hsia (6)	99,756	—	0.06	0.03
Benjamin Changqing Ye (7)	51,809	—	0.03	0.02
Catherine Yanjie Zhu(8)	127,914	—	0.07	0.04
All our Directors and Executive Officers as a group (9)	34,416,507	13,300,738	27.36	56.93

Principal Shareholders:
Champion Kerry Inc.(10)	26,469,422	—	15.18	9.00
Jesvinco Holdings Limited (11)	10	9,410,369	5.40	32.00
Casvendino Holdings Limited (12)	2,764,707	3,890,369	3.82	14.17

*     For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 10 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu, and 4,371,616 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu.
(2)	Represents 2,764,707 Class A ordinary shares and 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in the British Virgin Islands wholly owned by Mr. Wu, and 462,657 Class A ordinary shares beneficially owned by Mr. Wu.
(3)	Represents 26,469,422 Class A ordinary shares held by Champion Kerry Inc., which is 1% controlled by ACCF Capital Management PTE. LTD, which is in turn 100% controlled by JW Flashing Brilliant Limited, a company wholly owned by Mr. Wang.
(4)	Represents Class A ordinary shares held by Ms. Yu.
(5)	Represents Class A ordinary shares held by Mr. Chan.
(6)	Represents Class A ordinary shares held by Mr. Hsia.
(7)	Represents Class A ordinary shares held by Mr. Ye.
(8)	Represents Class A ordinary shares held by Ms. Zhu.
(9)	Represents Class A ordinary shares and Class B ordinary shares held by all of our directors and executive officers as a group and ordinary shares issuable upon exercise of options and vesting of restricted share units within 60 days of April 17, 2026 held by all of our directors and executive officers as a group.
(10)	Represents 26,469,422 Class A ordinary shares held by Champion Kerry Inc., a company incorporated in British Virgin Islands which is 1% controlled by ACCF Capital Management PTE. LTD, which is in turn 100% controlled by JW Flashing Brilliant Limited, a company wholly owned by Mr. Wang. The registered address for Champion Kerry Inc. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(11)	Represents ten Class A ordinary shares and 9,410,369 Class B ordinary shares held by Jesvinco Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Qiu. The registered address for Jesvinco Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(12)	Represents 2,764,707 Class A ordinary shares and 3,890,369 Class B ordinary shares held by Casvendino Holdings Limited, a company incorporated in British Virgin Islands wholly owned by Mr. Wu. The registered address for Casvendino Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

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

Transactions and Agreements with Alibaba, Cainiao and AJ (Hangzhou) Network Technology Company Limited (“AJ”)

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

For official marketplace stores on Tmall operated by us, Tmall provides a wide range of services including platform support, pay-for-performance marketing, and display marketing services. In 2023 and 2024, we incurred service fees of RMB278.9 million, RMB167.4million, respectively. We incurred commission fees of nil and nil, and generated services revenue of RMB5.7 million and RMB2.2 million from, AJ (Hangzhou) Network Technology Company Limited, or AJ, a subsidiary of Alibaba Group, in 2023 and 2024, respectively.

On September 30, 2021, Baozun and Baotong entered into a share purchase and subscription agreement with Cainiao, a consolidated subsidiary of Alibaba Group, pursuant to which Cainiao made 30% equity investment in Baotong at a consideration of US$217.9 million. On the same day, Baozun, Baotong and Cainiao entered into a business cooperation agreement aiming to further explore and develop fulfillment and e-commerce opportunities. Baozun, Baotong and Cainiao entered into a shareholders agreement on October 29, 2021 and an amendment to the shareholders agreement on August 18, 2023 (collectively, the “Shareholders Agreements”), which provide for certain special rights for the shareholders of Baotong. In addition, pursuant to the Shareholders Agreements, for a period of 12 months (or such longer period as Baozun and Cainiao may agree) starting from July 29, 2024, Cainiao has a call option(the “Call Option”), subject to further negotiation, to acquire additional shares so that it will own in an aggregate of 60% equity interest of Baotong, according to the terms and conditions set forth under the shareholders agreement. In addition, if certain triggering events occur, Cainiao has the right to require Baozun to redeem its shares at a price equal to the actual investment plus an internal rate of return of 6% per annum (the “Put Option”). In 2024, Cainiao’s shareholding in Baotong was increased to 37% due to the pre-money valuation adjustment as specified in the Shareholders Agreements.

As of the date of this annual report, Cainiao has not exercised its rights under the Put Option and Call Option. Accordingly, such rights have expired in accordance with the terms and conditions of the Shareholder Agreements, with no material adverse impact on the business, operation, and financial position of the Company.

We incurred logistic service fee of RMB38.4 million and RMB7.2 million to Alibaba Group and generated warehousing services revenue of RMB70.6 million and RMB50.6 million in 2023 and 2024, respectively.

Transactions with Beijing Pengtai Baozun E-commerce Co., Ltd.

In January 2018, Pengtai Baozun, became our related party as an e-commerce joint venture. We have provided IT services to Pengtai Baozun since 2019. In 2023, 2024 and 2025, we generated services revenue of nil, nil and nil from Pengtai Baozun. We have provided store operation service to Pengtai Baozun since 2022 and generated services revenue of RMB5.2 million, RMB2.1 million and RMB0.2 million in 2023, 2024 and 2025, respectively.

As of December 31, 2025, amounts due from Pengtai Baozun were nil.

Transactions with Hangzhou Juxi Technology Co., Ltd.

In June 2019, Hangzhou Juxi Technology Co., Ltd., or Juxi, became our related party as an e-commerce joint venture. We receive outsourcing labor service, including customer services, from Juxi. In 2023, 2024 and 2025, we incurred outsourcing labor cost of RMB6.5 million, RMB0.2 million and nil to Juxi, respectively.

As of December 31, 2025, amounts due to Juxi were nil.

Transactions with Jiangsu Shanggao Supply Chain Co., Ltd.

In December 2019, Jiangsu Shanggao Supply Chain Co., Ltd., or Shanggao, became our related party as an e-commerce joint venture. We receive logistics services from Shanggao. We did not incur any related party transaction with Shanggao in 2023, 2024 and 2025.

As of December 31, 2025, amounts due to Shanggao were nil.

Transactions with Signify (China) Investment Co., Ltd.

In January 2020, Signify (China) Investment Co., Ltd., or Signify Investment, became our related party as an e-commerce joint venture. We provide store operation services, warehousing services and IT services to Signify Investment, and generated service revenue of RMB6.5 million, RMB3.9 million and RMB1.5 million (US$0.2 million) from Signify Investment in 2023, 2024 and 2025, respectively.

As of December 31, 2025, the amounts due from Signify Investment were RMB0.06 million (US$0.00 million) and the amount due to were RMB0.2 million(US$0.03 million), representing store operation services fees to be paid by Signify Investment to us.

Transactions with Shanghai Kewei E-Commerce Co., Ltd.

In June 2020, Shanghai Kewei E-commerce Co., Ltd., or Kewei, became our related party as an e-commerce joint venture. We provide store operation services to Kewei, and generated service revenue of RMB3.0 million, nil and nil, from Kewei in 2023, 2024 and 2025, respectively.

Kewei also provides marketing and platform services to us. In 2023, 2024 and 2025, we incurred marketing and platform service fees in an amount of RMB16.3 million, nil and nil to Kewei, respectively.

As of December 31, 2025, the amounts due from Kewei were nil.

The Company disposed its investment in Kewei in April 2025, and Kewei was no longer a related party of the Company as of December 31, 2025.

Transactions with Hangzhou Baichen Technology Co., Ltd.

In September 2020, Hangzhou Baichen Technology Co., Ltd., or Baichen, became our related party as an associate. Baichen provides marketing and platform services to us. In 2023, we incurred marketing and platform service fees in an amount of RMB0.7 million to Baichen. We provided store operation services to Baichen, and generated service revenue of RMB0.2 million from Baichen in 2023, respectively.

Baichen was acquired by us in October 2023 and disposed in September 2025. Baichen was no longer a related party of the Company as of December 31, 2025.

Transactions with Hunan Leier Media Co., Ltd.

In March 2021, Hunan Leier Media Co., Ltd., or Leier, became our related party as an associate. Leier provides marketing and platform services to us. In 2023, 2024 and 2025, we incurred marketing and platform service fees in an amount of nil, RMB0.3 million and nil to Leier, respectively.

As of December 31, 2025, amounts due to Leier were nil. The amounts due from Leier were nil.

Leier was disposed in 2025 and no longer a related party of the Company as of December 31, 2025.

Transactions with Jiangsu Creaway Supply Chain Management Co., Ltd.

In June 2021, Jiangsu Creaway Supply Chain Management Co., Ltd., or Creaway Group, became our related party as it is the non-controlling shareholder of Baoleantone. Creaway Group collected logistics service revenues and advanced logistics service fees for Baoleantone of RMB12.8 million and RMB1.3 million in 2023, RMB10.9 million and RMB18.2 million in 2024 and RMB0.5 million (US$0.1 million) and RMB9.3 million (US$1.3 million) in 2025. Creaway Group provided logistics services and received logistics services to and from Baoleantone of RMB1.4 million and RMB2.9 million in 2023, respectively, RMB0.6 million and RMB5.4 million in 2024, respectively, and RMB0.4 million (US$0.1 million) and RMB7.3 million (US$1.0 million) in 2025, respectively.

As of December 31, 2025, amounts due to Creaway Group were RMB1.1 million (US$0.2 million), mainly representing logistic service expenses advanced by Creaway Group, and amounts due from Creaway Group were RMB5.8 million (US$0.8 million), mainly representing logistic services provided to Creaway Group.

Transactions with Baobida IOT Technology (Suzhou) Co., Ltd

In July 2022, Baobida IOT Technology (Suzhou) Co., Ltd, or “Baobida,” became our related party as an associate. We provided warehousing service to Baobida and generated service revenue of nil, nil and nil, in 2023, 2024 and 2025, respectively. Baobida provided logistic service to us. In 2023, 2024 and 2025, we incurred logistic service fees in an amount of RMB0.7 million, nil and nil, respectively.

As of December 31, 2025, amounts due to Baobida were nil, and amounts due from Baobida were nil. Baobida was no longer a related party of the Company as of December 31, 2025.

Transactions with Shanghai Mansen Brand Management Co., Ltd

In January 2022, Shanghai Mansen Brand Management Co., Ltd, became our related party as an associate. We provided store operation service and warehousing service to Mansen and generated service revenue of RMB0.2 million, nil and nil in 2023, 2024 and 2025, respectively.

Mansen was acquired by us in October 2023 and in September 2025, a partial disposal was made, resulting in deconsolidation.

Transactions with Laifeng Brand Management (Shanghai) Co., Ltd.

In September 2021, Laifeng Brand Management (Shanghai) Co., Ltd., became our related party as an associate. We provided store operation service to Laifeng and generated service revenue of RMB0.8 million, RMB0.2 million and nil in 2023, 2024 and 2025, respectively.

As of December 31, 2025, amounts due from Laifeng were nil.

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

According to our seventh amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

The following are summaries of material terms and provisions of our seventh amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. These summaries are not complete, and you should read the forms of our memorandum and articles of association, which was filed as exhibits to our registration statement on Form F-1.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of beneficial ownership of any Class B ordinary shares by a holder thereof or a beneficial owner of such Class B ordinary shares to any person or entity that is not an Affiliate (as defined in the seventh amended and restated memorandum and articles of association) of such holder or the beneficial owner, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our seventh amended and restated articles of association. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors.

Our seventh amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

Transfer of Shares. Subject to the restrictions of our seventh amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, our seventh amended and restated memorandum and articles of association provide that except when our register of members is closed in accordance with our seventh amended and restated memorandum and articles of association, our branch register of members maintained in Hong Kong shall during business hours be kept open for inspection by any member without charge. In addition, we will provide our shareholders with annual audited financial statements.

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

Subject to the Companies Act and our seventh amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our seventh amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our seventh amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

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

Our seventh amended and restated memorandum and articles of association permit indemnification of officers and directors for all actions, proceedings, charges, losses, damages, liabilities, costs and expenses incurred in their conduct of the company’s business or affairs (including as a result of any mistake or judgment) or in the execution or discharge of his duties, powers, authorities or discretion, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such officers and directors unless such losses or damages arise from dishonesty, fraud or wilful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our seventh amended and restated memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our seventh amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our seventh amended and restated articles allow our shareholders holding in the aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of our company, on a one vote per share basis, to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Our seventh amended and restated articles of association provides that we shall in each year within six months after the end of its financial year (or such longer period as the Nasdaq Stock Market or the Hong Kong Stock Exchange may authorise) hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our seventh amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our seventh amended and restated articles of association, directors may be removed by ordinary resolution of the shareholders. In addition, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our seventh amended and restated memorandum and articles of association.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our seventh amended and restated articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by the holders of a majority of not less than three-fourths of the shares of that class present and voting at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our seventh amended and restated memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our seventh amended and restated memorandum and articles of association provide that except when our register of members is closed in accordance with our seventh amended and restated memorandum and articles of association, our branch register of members maintained in Hong Kong shall during business hours be kept open for inspection by any member without charge. In addition, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our seventh amended and restated memorandum and articles of association have the potential to be exercised in a way that may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our seventh amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our seventh amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our seventh amended and restated memorandum and articles of association that requires us to disclose shareholder ownership above any particular ownership threshold.

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

This discussion is limited to U.S. Holders (as defined below) that hold our ADSs or ordinary shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times. This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

●	persons who own or are deemed to own 10% or more of the voting power or value of our stock;
●	persons subject to any minimum tax;
●	persons holding our ADSs or ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons whose “functional currency” is not the U.S. dollar;
●	banks, insurance companies, and other financial institutions;
●	brokers, dealers or traders in stock, securities or currencies;
●	corporations that accumulate earnings to avoid U.S. federal income tax;
●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
●	corporations that have elected to be taxed as “S corporations” under Subchapter S of Chapter 1 of the Code (and investors therein);
●	tax-exempt organizations or governmental organizations, “individual retirement account” or “Roth IRA”;
●	persons deemed to sell our ADSs or ordinary shares under the constructive sale provisions of the Code;
●	persons who use or are required to use a mark-to-market method of accounting;
●	persons who hold or receive our ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation; and
●	“real estate investment trusts”.

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

The following discussions under “Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” and “Taxation of Sale, Exchange or Other Taxable Disposition of ADSs or Ordinary Shares” are subject to the discussion under “Passive Foreign Investment Company” below.

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

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares (see “ — PRC Tax”), the amount of the dividend would include the withheld PRC taxes and, subject to certain general conditions and limitations, such PRC withholding taxes generally may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Further, Treasury Regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose significant requirements on the foreign taxes (including withholding taxes) for which a foreign tax credit can be claimed. However, IRS guidance issued in 2023 provides temporary relief from such Treasury Regulations by allowing U.S. Holders to apply a modified version of the Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the applicable U.S. Holder consistently applies such modified version of the Treasury Regulations and complies with specific requirements set forth in a previous notice. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. The rules relating to the determination of the foreign tax credit are very complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties and any Treasury Regulations or IRS guidance.

Taxation of Sale, Exchange or Other Taxable Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “ — Passive Foreign Investment Company” below, the gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes, provided that the U.S. Holder consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under the IRS notice discussed above and complies with the specific requirements set forth in such notice. If a U.S. Holder is not eligible for the benefits of such treaty, fails to make the election to treat any gain as PRC-source gain or otherwise fails to comply with the IRS notice, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the sale or other taxable disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties and rules and availability of foreign tax credit which are very complex.

Passive Foreign Investment Company

A non-United States corporation will be deemed as a passive foreign investment company, or PFIC, for the United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash equivalents are generally passive assets for these purposes. Goodwill and other intangible assets generally are characterized as active assets to the extent associated with business activities that produce active income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year.

Based on the composition of our income and assets, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2025. However, the PFIC rules are uncertain in several respects and the determination of whether we are a PFIC for any taxable year is a fact-intensive inquiry that can only be made after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could fluctuate significantly). In particular, if the value of our goodwill is determined by reference to our market capitalization, then we would have had a negative amount of goodwill for certain portions of our recent financial periods. There is uncertainty as to how to apply the asset test in that situation, and it is possible the IRS could disagree with our belief that we were not a PFIC. If the value of our goodwill is determined by reference to our market capitalization, we may be or become a PFIC as long as we remain in a negative goodwill position or our goodwill is low relative to our passive assets. Moreover, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Further, while it is not entirely clear how the contractual arrangements between us, our wholly-owned subsidiaries, our VIE and the shareholders of our VIE will be treated for purposes of the PFIC rules, we believe the contractual arrangements between us and our VIE should be treated as ownership of stock. The risk of our becoming classified as a PFIC may increase if it were determined that we do not own the stock of our VIE for U.S. federal income tax purposes. For these reasons, there can be no assurance as to our PFIC status for any taxable year.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, the corporation generally will continue to be treated as a PFIC with respect to that shareholder for all succeeding years during which it holds our ADSs or ordinary shares.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares. In general, these special rules will cause your “excess distribution” or gain to be taxed to you as ordinary income. In addition, an interest charge generally will apply. This will likely result in your having to pay more U.S. federal income tax on the distribution, or gain, than you would under the rules described in the sections above. Specifically, distributions you receive in a taxable year, to the extent greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares, will be treated as excess distributions. Under these special tax rules:

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

If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for each year we are a PFIC in an amount equal to the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares in a year that we are a PFIC, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

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

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute provided that such judgment (i) given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgement has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine, or a penalty; (v) is not inconsistent with a Cayman Islands judgment in respect of the same matter; and (vi) is no impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2,149.3 million and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$63.4 million. Assuming we had converted RMB2,149.3 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00, as of December 31, 2025, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$307.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash and cash equivalents, restricted cash and short-term investments would have been US$342.8 million instead. Assuming we had converted US$63.4 million into RMB at the exchange rate of RMB6.9931 for US$1.00, as of December 31, 2025, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB443.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash and cash equivalents, restricted cash and short-term investments would have been RMB2,637.0 million.

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

Inflation Risk

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year increase in the consumer price index in years 2023, 2024 and 2025 was 0.2%, 0.2% and 0.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

Credit Risk

As of December 31, 2023, 2024 and 2025, the majority of our cash and cash equivalents, restricted cash, short-term investments were held by major financial institutions located in the PRC, Hong Kong, Japan, Singapore, Korea and Taiwan which we believe are of high credit quality. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents.

Our customers are generally reputable medium to large brands with proven track records, and our customers pay for our product sales through a network of third-party payment service providers. We have not experienced significant bad debts with respect to our accounts receivable, and made allowance for doubtful accounts of RMB124.7 million, RMB126.9 million and RMB177.8 million, (US$25.4 million) as of December 31, 2023, 2024 and 2025, respectively.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. Our depositary may make available to us a set amount or a portion of the depositary fees charged in respect of our ADR program or otherwise upon such terms and conditions as we and our depositary may agree from time to time. In 2025, the amount of reimbursements we received relating to the ADS facility from the depositary was approximately US$1.03 million.

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

For the period from September 29, 2020, the date of the Hong Kong IPO, to the date of this annual report, we have used US$390.6 million net proceeds from the global offering and the Hong Kong public offering for expansion of our brand partner network, enhancing our digital marketing and fulfillment capabilities, investment in technology and innovation, strategic alliances, and merger and acquisitions.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

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

Our management conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

KPMG Huazhen LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Baozun Inc.

Opinion on Internal Control over Financial Reporting

We have audited Baozun, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes and financial statement schedules I) (collectively, the consolidated financial statements), and our report dated April 23, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

April 23, 2026

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

ITEM 16. RESERVED

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below summarizes the fees that we paid or accrued for services provided by our principal external auditors(1) for the years ended December 31, 2024 and 2025.

	For the Year Ended December 31,
	2024		%	2025		%
	(in thousands)			(in thousands)
Audit Fees	US$	881.6	82.0	US$	1,093.9	84.2
Audit-Related Fees		—	—		—	—
Tax Fees		193.3	18.0		116.4	9.0
All Other Fees		—	—		88.7	6.8
Total	US$	1,074.9	100.0	US$	1,299.0	100

Note:

We engaged KPMG Huazhen LLP as independent registered public accounting firm for our annual report on Form 20-F, and KPMG in Hong Kong as independent auditor for our Hong Kong annual report for the year ended 2025.

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

All Other Fees. Other fees billed for the fiscal years ended December 31, 2025 includes fees billed by our principal external auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

1.1

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 99.3 of Form 6-K (File No. 001-37385) filed with the Commission on June 18, 2025)

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

4.14	Form of 1.625% Convertible Senior Notes due 2024 (included in Exhibit 4.13)

4.15*	English Translation of Exclusive Technical Service Agreement, dated as of April 1, 2014, between Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd.

4.16*

English Translation of Exclusive Purchase Option Agreement, dated as of January 20, 2026, among Ms. Jie Shen, Mr. Michael Qingyu Zhang, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd.

4.17*

English Translation of Shareholder Voting Rights Entrustment Agreement, dated as of January 20, 2026, among Ms. Jie Shen, Mr. Michael Qingyu Zhang, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd.

4.18*	English Translation of Equity Pledge Agreement, dated as of January 20, 2026, among Ms. Jie Shen, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd.

4.19*	English Translation of Equity Pledge Agreement, dated as of January 20, 2026, among Mr. Michael Qingyu Zhang, Shanghai Baozun E-commerce Limited and Shanghai Zunyi Business Consulting Ltd.

Exhibit Number	Description of Documents

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

Date: April 23, 2026

BAOZUN INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Baozun Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Baozun, Inc. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended December 31, 2025 and the related notes and financial statement schedules I (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”, and our report dated April 23, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of goodwill of International and eFashion reporting units

As discussed in Notes 2(p) and Note 11 to the consolidated financial statements, the Company has RMB274,326 thousand of goodwill as of December 31, 2025, a portion of which related to International and eFashion reporting units. During the year ended December 31, 2025, the Company recognized goodwill impairment of RMB18,395 thousand in the International reporting unit. The Company performed annual quantitative impairment test on goodwill of International and eFashion reporting units in the fourth quarter of 2025. The fair value of these reporting units were estimated under income approach using the expected present value of future cash flows.

We identified the evaluation of the impairment assessment of goodwill of International and eFashion reporting units as a critical audit matter. A high degree of auditor judgment was involved to evaluate management’s assumptions in the discounted cash flows, specifically the forecasted revenue growth rates and company-specific risk premiums used to develop the discount rates. The evaluation of these assumptions was challenging as it involved high degree of uncertainty. Differences in judgment used to determine these assumptions could have a significant effect on the Company’s assessment of goodwill impairment. Additionally, the evaluation of the company-specific risk premiums required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter:

●	We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment assessment process for the goodwill of International and eFashion reporting units, including controls over the determination of the forecasted revenue growth rates and company-specific risk premiums.
●	We evaluated the forecasted revenue growth rates used in the discounted cash flows by comparing them to historical revenue growth rates of these reporting units and those of comparable entities.
●	We evaluated management’s ability to forecast by comparing the forecasted revenue growth rates made in previous years to actual results.
●	We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the company-specific risk premiums used in the discount rates by comparing them against a risk premium range that was independently developed taking consideration into the historical operating results and publicly available market data of the Company and its comparable entities.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2024.

Shanghai, China

April 23, 2026

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of Baozun Inc.

Opinion on the Financial Statements

We have audited, the accompanying consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows of Baozun Inc. and its subsidiaries (the “Company”) for the year ended December 31, 2023, and the related notes and the financial statement schedule listed in the Schedule I (collectively referred to as the “financial statements”) (before the effects of the retrospective adjustments related to segment reporting discussed in Note 24 to the financial statements, the “retrospective adjustments”). The previously issued financial statements, before the effects of the retrospective adjustments, are not presented herein. In our opinion, the financial statements, before the effects of the retrospective adjustments, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note 2(g))
ASSETS
Current assets:
Cash and cash equivalents	1,289,323	907,335	129,747
Restricted cash	354,991	140,959	20,157
Short-term investments (including nil and RMB40,000 of the investments measured at fair value as of December 31, 2024 and 2025)	1,271,618	1,747,032	249,822
Accounts receivable, net of allowance for credit losses of RMB126,936 and RMB177,770 as of December 31, 2024 and 2025, respectively	2,033,778	2,173,163	310,758
Inventories	1,117,439	879,421	125,756
Advances to suppliers	404,353	366,671	52,433
Derivative financial assets	11,557	6,342	907
Prepayments and other current assets	724,091	575,984	82,365
Amounts due from related parties	7,021	6,235	892
Total current assets	7,214,171	6,803,142	972,837

Non-current assets:
Long-term debt investments (including RMB144,873 of the investments measured at fair value as of December 31, 2025)	—	232,213	33,206
Long-term equity investments	341,687	256,406	36,666
Property and equipment, net	822,229	758,703	108,493
Intangible assets, net	357,307	322,924	46,178
Land use right, net	37,438	36,413	5,207
Operating lease right-of-use assets	767,376	651,660	93,186
Goodwill	362,399	274,326	39,228
Other non-current assets	69,886	71,075	10,164
Deferred tax assets	234,508	284,254	40,647
Total non-current assets	2,992,830	2,887,974	412,975

TOTAL ASSETS	10,207,001	9,691,116	1,385,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,220,957	1,207,773	172,709
Accounts payable	620,679	466,081	66,649
Notes payable	461,179	335,171	47,929
Income tax payables	26,559	35,506	5,077
Accrued expenses and other current liabilities	1,169,547	1,359,389	194,394
Derivative financial liabilities	130	—	—
Amounts due to related parties	5,369	1,532	219
Current operating lease liabilities	243,137	239,712	34,278
Total current liabilities	3,747,557	3,645,164	521,255

Non-current liabilities:
Deferred tax liabilities	32,783	22,981	3,286
Long-term operating lease liabilities	597,805	489,598	70,012
Other non-current liabilities	48,277	41,781	5,975
Total non-current liabilities	678,865	554,360	79,273

TOTAL LIABILITIES	4,426,422	4,199,524	600,528

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
			(Note 2(g))
Redeemable non-controlling interests	1,670,379	57,619	8,239

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 175,668,586 and 174,284,503 shares issued, and 161,337,586 and 161,015,878 shares outstanding, as of December 31, 2024, and 2025, respectively)	95	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024 and 2025)	8	8	1
Additional paid-in capital	4,646,631	4,639,555	663,448
Treasury shares (14,331,000 and 13,268,625 shares as of December 31, 2024 and 2025, respectively)	(95,502)	(90,643)	(12,962)
Accumulated deficit	(691,785)	(933,885)	(133,546)
Accumulated other comprehensive income	54,575	27,491	3,931

Total Baozun Inc. shareholders’ equity	3,914,022	3,642,619	520,885

Non-controlling interests	196,178	1,791,354	256,160

Total Shareholders’ equity	4,110,200	5,433,973	777,045

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY	10,207,001	9,691,116	1,385,812

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(g)
Net revenues
Product sales	3,357,202	3,466,928	3,849,559	550,480
Services (including related party revenues of RMB113,288, RMB92,330 and RMB14,039 for the years ended December 31, 2023, 2024 and 2025, respectively)	5,454,811	5,955,301	6,095,924	871,706
Total net revenues	8,812,013	9,422,229	9,945,483	1,422,186

Operating expenses:
Cost of products	(2,409,110)	(2,473,804)	(2,576,012)	(368,365)
Fulfillment	(2,507,306)	(2,461,591)	(2,309,755)	(330,291)
Sales and marketing	(2,829,016)	(3,380,724)	(3,847,237)	(550,148)
Technology and content	(505,203)	(550,289)	(463,206)	(66,238)
General and administrative	(855,914)	(719,157)	(751,627)	(107,481)
Other operating income, net	123,368	55,445	77,304	11,054
Impairment of goodwill	(35,212)	(6,934)	(18,395)	(2,630)
Total operating expenses	(9,018,393)	(9,537,054)	(9,888,928)	(1,414,099)

(Loss) Income from operations	(206,380)	(114,825)	56,555	8,087
Other income (expenses):
Interest income	82,113	68,752	58,556	8,373
Interest expense	(41,344)	(38,987)	(44,572)	(6,374)
Unrealized investment (loss) gain	(68,031)	4,851	(16,574)	(2,370)
Gain on disposal of investments	—	—	562	80
Gain (loss) on disposal/acquisition of subsidiaries	631	—	(36,262)	(5,185)
Impairment loss of investments	—	(14,403)	(213,406)	(30,517)
Exchange loss	(8,530)	(10,213)	(3,718)	(532)
Fair value change on financial instruments	24,515	11,838	(1,904)	(272)
Loss before income tax and share of income (loss) in equity method investments	(217,026)	(92,987)	(200,763)	(28,710)

Income tax expense	(12,003)	(20,739)	(9,907)	(1,417)
Share of income (loss) in equity method investments	6,253	(24,658)	11,090	1,586
Net loss	(222,776)	(138,384)	(199,580)	(28,541)

Net (income) loss attributable to non-controlling interests	(9,677)	1,990	(23,374)	(3,342)
Net income attributable to redeemable non-controlling interests	(45,969)	(48,804)	(19,146)	(2,738)
Net loss attributable to ordinary shareholders of Baozun Inc.	(278,422)	(185,198)	(242,100)	(34,621)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.56)	(1.03)	(1.40)	(0.20)
Diluted	(1.56)	(1.03)	(1.40)	(0.20)

Net loss per American depositary shares (“ADS”) attributable to ordinary shareholders of Baozun Inc.:
Basic	(4.68)	(3.09)	(4.19)	(0.60)
Diluted	(4.68)	(3.09)	(4.19)	(0.60)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 2(g)
Net loss	(222,776)	(138,384)	(199,580)	(28,541)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	16,573	22,324	(27,084)	(3,873)

Comprehensive loss	(206,203)	(116,060)	(226,664)	(32,414)

Total comprehensive (income) loss attributable to non-controlling interests	(9,677)	1,990	(23,374)	(3,342)
Total comprehensive income attributable to redeemable non-controlling interests	(45,969)	(48,804)	(19,146)	(2,738)
Total comprehensive loss attributable to ordinary shareholders of Baozun Inc.	(261,849)	(162,874)	(269,184)	(38,494)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

							Accumulated	Total
					Additional		other	Baozun
			Treasury		paid-in	Accumulated	comprehensive	shareholders’	Non-controlling
	Ordinary shares		shares		capital	losses	income	equity	interests	Total equity
	Number of		Number of
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	208,754,880	124	32,353,269	(832,578)	5,129,103	(228,165)	15,678	4,084,162	154,094	4,238,256

Net loss	—	—	—	—	—	(278,422)	—	(278,422)	55,646	(222,776)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(45,969)	(45,969)
Cancellation of treasury shares	(32,353,269)	(23)	(32,353,269)	832,578	(832,555)	—	—	—	—	—
Share-based compensation	—	—	—	—	94,971	—	—	94,971	—	94,971
Exercise of share options and vesting of RSUs	4,801,007	—	—	—	1	—	—	1	—	1
Foreign currency translation adjustment	—	—	—	—	—	—	16,573	16,573	—	16,573
Acquisition of non-controlling interest	—	—	—	—	(2,263)	—	—	(2,263)	(558)	(2,821)
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	—	2,736	2,736
Settlement of derivative liabilities with Cainiao with shares of a subsidiary (Note 16)	—	—	—	—	182,182	—	—	182,182	—	182,182
Acquisition of subsidiary	—	—	—	—	—	—	—	—	5,325	5,325
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	(1,600)	(1,600)
Balance as of December 31, 2023	181,202,618	101	—	—	4,571,439	(506,587)	32,251	4,097,204	169,674	4,266,878

Net loss	—	—	—	—	—	(185,198)	—	(185,198)	46,814	(138,384)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(48,804)	(48,804)
Share repurchases	—	—	14,331,000	(95,502)	—	—	—	(95,502)	—	(95,502)
Share-based compensation	—	—	—	—	79,578	—	—	79,578	—	79,578
Exercise of share options and vesting of RSUs	7,766,706	2	—	—	164	—	—	166	—	166
Foreign currency translation adjustment	—	—	—	—	—	—	22,324	22,324	—	22,324
Tax effect relating to the investment from Cainiao	—	—	—	—	4,402	—	—	4,402	—	4,402
Acquisition of non-controlling interest	—	—	—	—	(3,627)	—	—	(3,627)	(904)	(4,531)
Capital contributions from noncontrolling interests	—	—	—	—	—	—	—	—	353	353
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	12,555	12,555
Adjustment to redeemable non-controlling interests	—	—	—	—	(5,325)	—	—	(5,325)	—	(5,325)
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	(1,080)	(1,080)
Transfer from redeemable non-controlling interests to non-controlling interests	—	—	—	—	—	—	—	—	17,570	17,570
Balance as of December 31, 2024	188,969,324	103	14,331,000	(95,502)	4,646,631	(691,785)	54,575	3,914,022	196,178	4,110,200

Net loss	—	—	—	—	—	(242,100)	—	(242,100)	42,520	(199,580)
Net income attributable to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(19,146)	(19,146)
Cancellation of treasury shares (Note 17)	(2,533,803)	(2)	(2,533,803)	15,076	(15,074)	—	—	—	—	—
Share repurchases	—	—	1,471,428	(10,217)	—	—	—	(10,217)	—	(10,217)
Share-based compensation	—	—	—	—	19,931	—	—	19,931	—	19,931
Exercise of share options and vesting of RSUs	1,149,720	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	(27,084)	(27,084)	—	(27,084)
Acquisition of non-controlling interest	—	—	—	—	(12,902)	—	—	(12,902)	6,786	(6,116)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(43,738)	(43,738)
Adjustment to redeemable non-controlling interests	—	—	—	—	964	—	—	964	—	964
Dividend to non-controlling interest shareholders	—	—	—	—	—	—	—	—	(22,188)	(22,188)
Transfer from redeemable non-controlling interests to non-controlling interests	—	—	—	—	—	—	—	—	1,630,942	1,630,942
Others	—	—	—	—	5	—	—	5	—	5
Balance as of December 31, 2025	187,585,241	101	13,268,625	(90,643)	4,639,555	(933,885)	27,491	3,642,619	1,791,354	5,433,973

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(g))
Cash flows from operating activities:
Net loss	(222,776)	(138,384)	(199,580)	(28,541)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for (reversal of) credit losses allowance	19,750	(915)	58,306	8,338
Inventory write-down	152,904	150,752	126,891	18,145
Share-based compensation	103,449	76,261	19,931	2,850
Depreciation and amortization	251,628	244,851	221,741	31,709
Deferred income tax	(45,591)	(40,889)	(56,838)	(8,128)
Loss on disposal of property and equipment	7,410	28,546	11,943	1,708
Gain on disposal of investments	—	—	(562)	(80)
Loss (gain) on acquisition or disposal of subsidiaries	(631)	—	36,262	5,185
Share of loss (income) in equity method investment	(6,253)	24,658	(11,090)	(1,586)
Impairment loss of investments	—	14,403	213,406	30,517
Unrealized investment loss (gain)	68,031	(4,851)	16,574	2,370
Exchange loss	8,530	10,213	3,718	532
Impairment of goodwill	35,212	6,934	18,395	2,630
Fair value change on financial instruments	(24,515)	(11,838)	1,904	272
Unrealized interest income on long-term debt investments	—	—	(3,451)	(493)

Changes in operating assets and liabilities:
Accounts receivable	226,889	181,561	(328,649)	(46,996)
Inventories	(33,808)	(222,498)	91,303	13,056
Advances to suppliers	65,942	(90,347)	12,622	1,805
Prepayments and other current assets	(10,890)	(105,804)	52,014	7,438
Amounts due from related parties	4,702	56,893	786	112
Operating lease right-of-use assets	143,840	302,735	115,716	16,547
Other non-current assets	21,693	(24,570)	(8,843)	(1,265)
Accounts payable	(133,511)	57,116	(131,912)	(18,863)
Notes payable	18,792	(45,450)	(126,008)	(18,019)
Income tax payables	(27,375)	12,193	8,948	1,280
Amounts due to related parties	2,403	(26,750)	(3,837)	(549)
Accrued expenses and other current liabilities	13,967	(94,278)	384,200	54,940
Other non-current liabilities	(47,313)	23,777	(6,495)	(929)
Operating lease liabilities	(144,224)	(291,137)	(111,633)	(15,963)
Dividend from return on equity method investments	—	8,096	14,672	2,099
Net cash provided by operating activities	448,255	101,278	420,434	60,121

Cash flows from investing activities:
Purchases of property and equipment	(165,007)	(132,108)	(106,544)	(15,236)
Purchases of investments	(820,633)	(1,124,370)	(1,809,420)	(258,744)
Net cash decrease upon disposal of subsidiaries	—	—	(2,988)	(427)
Maturity of investments	1,010,477	582,470	1,090,023	155,871
Additions of intangible assets	(65,195)	(76,161)	(47,300)	(6,764)
Investment in equity investees	(172,313)	(947)	—	—
Payment for the acquisition of subsidiaries, net of cash acquired	(104,623)	(62,951)	—	—
Proceeds from disposal of equity investments	6,300	—	7,643	1,093
Loan to a related party	(29,378)	(664)	—	—
Loan to third parties	—	(2,875)	(30,000)	(4,290)
Net cash used in investing activities	(340,372)	(817,606)	(898,586)	(128,497)

The accompanying notes are an integral part of these consolidated financial statements.

BAOZUN INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(g))
Cash flows from financing activities:
Proceeds from short-term borrowings	1,820,689	1,969,737	2,241,041	320,465
Repayment of short-term borrowings	(1,721,039)	(1,864,500)	(2,260,665)	(323,271)
Repurchase of ordinary shares	—	(95,502)	(10,217)	(1,461)
Cash settlement of derivative liabilities with Cainiao	(73,988)	—	—	—
Proceeds from exercises of share options	1	164	3	—
Acquisition of non-controlling interests of subsidiaries	(2,821)	(4,531)	(3,381)	(483)
Dividends paid to non-controlling interests	(1,120)	(1,080)	(22,188)	(3,173)
Capital contribution from non-controlling interests	2,736	195	—	—
Payment of contingent consideration for acquisition of Full Jet	(32,491)	(24,220)	(16,316)	(2,333)
Deferred consideration for the acquisition of subsidiaries	—	—	(35,768)	(5,115)
Net cash used in financing activities	(8,033)	(19,737)	(107,491)	(15,371)

Net increase (decrease) in cash, cash equivalents and restricted cash	99,850	(736,065)	(585,643)	(83,747)

Cash, cash equivalents and restricted cash, beginning of year	2,245,724	2,352,295	1,644,314	225,270

Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,721	28,084	(10,377)	8,381

Cash, cash equivalents and restricted cash, end of year	2,352,295	1,644,314	1,048,294	149,904

Supplemental disclosure of cash flow information:
Cash paid for interest	38,186	27,051	27,802	3,976
Cash paid for income tax	84,770	53,837	58,417	8,354
Supplemental disclosures of non-cash investing and financing activities:
Purchases of property and equipment included in payables	21,654	16,403	9,024	1,290
Considerations payable in relation to business combination	—	32,090	10,064	1,439

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated statements of financial position that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash and cash equivalents	2,149,531	1,289,323	907,335	129,747
Restricted cash	202,764	354,991	140,959	20,157
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	2,352,295	1,644,314	1,048,294	149,904

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

As of December 31, 2025, the Company’s major subsidiaries and VIE which, in the opinion of the directors of the company, principally affected the results, assets or liabilities of the Group are as follows:

	Date of	Place of	Issued share	Legal
	Incorporation/	Incorporation/Operation and legal	capital/Paid	Share in
	Acquisition	status	in capital	ownership
Subsidiaries:
Baozun Hong Kong Holding Limited	January 10, 2014	HK	HKD10,000	100%
Shanghai Baozun E-commerce Limited (“Shanghai Baozun”)	November 11, 2003	PRC/wholly foreign owned enterprise	RMB1,800,000,000	100%
Shanghai Bodao E-commerce Limited	March 30, 2010	PRC/limited liability Company	RMB10,000,000	100%
Shanghai Yingsai Advertisement Limited	March 30, 2010	PRC/limited liability Company	RMB8,648,649	100%
Baozun Hongkong Limited	September 11, 2013	HK	HKD10,000,000	100%
Shanghai Fengbo E-commerce Limited	December 29, 2011	PRC/limited liability Company	RMB10,000,000	100%
Baozun Hongkong Investment Limited	July 21, 2015	HK	HKD100,000	100%
Baotong Inc.	June 19, 2019	Cayman	USD10,681.32	63%
Baotong Hong Kong Holding Limited	May 5, 2016	HK	HKD10,000	63%
Baotong E-logistics Technology (Suzhou) Limited	March 27, 2017	PRC/wholly foreign owned enterprise	RMB260,252,000	63%
Baozun Brand Management Limited	October 7, 2022	Hong Kong	RMB100,000,000	100%
White Horse Hongkong Holding Limited	November 8, 2022	Hong Kong	RMB10,000,000	100%
Gaipu (Shanghai) Commercial Co., Ltd. (“Gap Shanghai”)	January 31, 2023	PRC	USD257,551,995	100%

VIE:
Shanghai Zunyi Business Consulting Ltd. (“Shanghai Zunyi”)	December 31, 2010	PRC/variable interest entity	RMB50,000,000	N/A

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

Shanghai Zunyi is 80% owned by Ms. Jie Shen, spouse of our founder, chairman and chief executive officer, Mr. Vincent Wenbin Qiu, and 20% owned by Mr. Michael Qingyu Zhang, our co-founder. Ms. Jie Shen and Mr. Michael Qingyu Zhang are both PRC citizens. Shanghai Zunyi had no operations until July 2014. In order to obtain the power to direct the activities that most significant impact Shanghai Zunyi’s economic performance and the right to receive benefits that is significant to Shanghai Zunyi, Shanghai Baozun entered into a series of contractual arrangements, described below, with Shanghai Zunyi and its individual shareholders.

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

The following amounts and balances of Shanghai Zunyi and its subsidiary were included in the Group’s consolidated financial statement after elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs:

	As of
	December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	10,842	4,696
Accounts receivable, net	145,144	132,175
Inventories	15	21
Advances to suppliers	1,827	8,117
Prepayments and other current assets	2,877	453
Property and equipment, net	286	763
Intangible assets, net	23,378	27,189
Total assets	184,369	173,414
Short-term loans	99,694	77,000
Accounts payable	2,350	1,977
Notes payable	82,817	35,077
Income tax payables	3,983	5,351
Accrued expenses and other current liabilities	28,988	27,709
Total liabilities	217,832	147,114

	For Year Ended
	December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues	548,439	529,902	436,180
Net income	431,026	421,398	361,737
Cash provided by operating activities	530,391	301,818	277,902
Net cash used in investing activities	(2,504)	—	(11,316)
Net cash provided by (used in) financing activities	—	98,077	(25,636)

The VIE contributed 6.22%, 5.62% and 4.39% of the consolidated net revenues for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIE accounted for 1.80% and 1.79% of the consolidated total assets, and 4.92% and 3.50% of the consolidated total liabilities, respectively.

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

Pursuant to Exclusive Technology Service Agreement, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. During the year ended December 31, 2025, the Company’s subsidiaries provided financial guarantee to VIE for obtaining bank facilities. As at December 31, 2025, bank loans drown down by VIE in amount of RMB77,000 and notes payables issued by VIE in amount of RMB35,077 were guaranteed by the Company’s subsidiaries.

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

The following table presents our assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

As of December 31, 2024	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active
	Markets for Identical Assets	Significant Other	Significant Unobservable
	(Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	49,605	—	—
Derivative financial assets – currency forward contracts	—	11,557	—
Derivative financial liabilities – currency forward contracts	—	130	—

As of December 31, 2025	Fair Value Measurements at Reporting Date Using
Description	Quoted Prices in Active
	Markets for Identical Assets	Significant Other	Significant Unobservable
	(Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Equity securities with readily determinable fair value	27,349	—	—
Derivative financial assets – currency forward contracts	—	6,342	—
Long-term debt investments	—	144,873	—

Equity securities with readily determinable fair value are valued using a market approach based on the quoted market prices or broker/dealer quotes of identical or comparable instruments.

The fair value of currency forward contracts in Level 2 is determined by discounting the difference between the contractual forward price and the current forward price.

Long-term debt investments are valued using quoted price from the financial institutions.

Certain of Company’s goodwill and equity investments are measured at a non-recurring basis using unobservable inputs (Level 3), if determined to be impaired. The following table presents the asset classification, the fair value and the non-recurring losses recognized for the years ended December 31, 2024 and 2025 due to impairment of the related assets.

As of December 31, 2024	Fair Value Measurements at Reporting Date Using
Description	Significant Other	Significant Unobservable
	Observable Inputs (Level 2)	Inputs (Level 3)	Total Loss for the Year
Equity securities without readily determinable fair values	—	28,197	14,403
Equity-method investments	—	2,648	26,115
Goodwill	—	97,394	6,934

As of December 31, 2025	Fair Value Measurements at Reporting Date Using
Description	Significant Other	Significant Unobservable
	Observable Inputs (Level 2)	Inputs (Level 3)	Total Loss for the Year
Equity securities without readily determinable fair values	—	99,352	61,791
Goodwill	—	293,639	18,395

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

Equity investment was valued using market approach based on market multiples derived from a set of comparable assets. Significant unobservable inputs include market multiples were determined by the management valuation team.

(e) Concentration and risks

Concentration of customers and suppliers

The following customer accounted for 10% or more of net revenues for the years ended December 31, 2023, 2024 and 2025:

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
A	976,028	978,678	*

* Not more than 10% of balances of accounts receivable as of respective financial year end.

None of the customers individually accounted for 10% or more of balances of accounts receivable as of December 31, 2024 and 2025

The following supplier accounted for 10% or more of purchases for the years ended December 31, 2023, 2024 and 2025

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
B	761,488	624,377	399,850
C	*	*	227,115

* Not more than 10% of total purchase for the respective financial year end.

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties and long-term debt investments. As of December 31, 2024 and 2025 all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the Chinese mainland, Hong Kong SAR, Taiwan region and Japan and the Group’s long-term investments are wealth management products issued by major financial institutions which management believes are of high credit quality. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

Foreign Currency Risk

Renminbi (“RMB”) is not a freely convertible currency. The State Administration of Foreign Exchange, under the authority of the People’s Bank of China, regulates the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group had aggregated amounts of RMB2,064,158 and RMB2,149,288 of cash and cash equivalents, restricted cash and short-term investments denominated in RMB as of December 31, 2024 and 2025, respectively.

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

(g) Convenience translation

The Group’s business is primarily conducted in PRC and almost all of its revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into USD using the then current exchange rates, for the convenience of the readers. Translations of balances in the consolidated balance sheets, and consolidated statements of operations, comprehensive loss and cash flows from RMB into USD as of and for the year ended December 31, 2025 are solely for the convenience of the readers outside PRC and were calculated at the rate of US$1.00=RMB6.9931 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(j) Short-term investments

Short-term investments primarily comprise of time deposits with maturities between three months and one year. The Group pledged RMB245 million of the short-term investments to obtain the bank borrowings for the years ended December 31, 2025.

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

(m) Investments

Investments in debt securities are recorded in accordance with ASC 320, Investments—Debt Securities. Debt securities that the entity has both the positive intent and ability to hold to maturity are classified as held-to-maturity securities, which are initially measured at the transaction price and subsequently measured at amortized cost. The Group has also chosen to elect the fair value option, or “FVO”, pursuant to ASC 825, Financial Instruments for certain debt investments.

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

(n) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over the estimated useful lives on a straight-line basis. The estimated useful lives and residual rates are as follows:

Classification	Useful years	Residual rate
Electronic devices	3-10 years	0% - 5%
Vehicle	2-5 years	0% - 5%
Furniture and office equipment	3-5 years	0% - 5%
Machinery	6-10 years	0% - 5%
Buildings	38-44 years	5%
Leasehold improvement	Over the shorter of the expected life of leasehold improvements or the lease term	0%

Repairs and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are included in the ‘other operating income (expense), net’ of the consolidated statement of operations.

(o) Intangible assets, net

Intangible assets and the related useful lives are as follows:

Item	Useful years
Internally developed software	From 3 years to 10 years
Trademark	10 years
Supplier relationship	10 years
Customer relationship	From 2 years to 10 years
Brand	From 3 years to 10 years
Technology	From 3 years to 5 years

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

Trademark, supplier relationship, customer relationship, brand, and technology are acquired from the Group’s business combinations.

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

(q) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques and assumptions including future cash flows over the life of the asset being evaluated and discount rate. These assumptions require significant judgment and may differ from actual results. No impairment was recognized for any of the years ended December 31, 2023, 2024 and 2025.

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

(v) Sales and marketing

Sales and marketing expenses consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, agency fees, costs for promotional materials and various store-related costs, such as the amortization of lease improvements and decoration and store rents, etc. Advertising costs are expensed as incurred.

Advertising and promotion costs are primarily related to the provision of marketing and promotion services to brand clients and consist of fees the Group pays to third party venders for advertising and promotion on various online and offline channels. Such costs were included as sales and marketing in the consolidated statements of operations and totaled RMB1,249,110, RMB1,684,828 and RMB2,248,670 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(y) Other operating income (expenses), net

Other operating incomes mainly consist of government subsidies.

Government subsidies consist of cash subsidies received by the Company’s subsidiaries in the PRC from local governments. Subsidies received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Cash subsidies of RMB92,895, RMB63,463 and RMB60,665 were included in other operating income (expenses), net for the years ended December 31, 2023, 2024 and 2025, respectively. Subsidies received with performance obligations are recognized when all the obligations have been fulfilled.

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

Amortization has been provided on a straight-line basis over 44 years, the useful life of the land use right. The amortization expenses of the land use right were RMB1,026 for the years ended December 31, 2023, 2024, and 2025. As of December 31, 2025 the land use right has a remaining useful life of 36 years.

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

Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of ordinary shares issuable upon the exercise of stock options and vest of restricted share units (using the treasury stock method).

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

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. The Company recognized a gain or loss on deconsolidation in the consolidated statement of operations calculated as the difference between (a) the sum of (i) fair value of consideration received, (ii) fair value of any retained noncontrolling investment and (iii) carrying amount of noncontrolling interest in the former subsidiary and (b) the carrying amount of the former subsidiary’s net assets (including goodwill).

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

(ai) Recently issued accounting pronouncements

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842) — Common Control Arrangements (“ASU 2023-01”). It requires all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control through an adjustment to equity when the lessee no longer controls the use of the underlying asset. ASU 2023-01 is effective for the Company from January 1, 2024, with early adoption permitted. We adopted this standard on January 1, 2024, and such adoption did not have a material impact on our financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for the Company for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. We adopted this standard in 2024 for annual period disclosures, and such adoption did not have a material impact on our financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 14, Income Taxes for the inclusion of new disclosures required.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU requires expanded disaggregation of expenses in the income statement and is expected to have a material impact on the presentation of the Company’s statement of operations. The ASU is effective for the Company for the year ending December 31, 2027. The Company is currently evaluating the effect of this ASU on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The ASU clarifies the capitalization criteria for internal-use software costs and increases related disclosure requirements. The ASU is effective for the Company for the year ending December 31, 2028. The Company is evaluating the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). The ASU establishes accounting guidance for government grants received by business entities and converges the accounting for government grants with IFRS Accounting Standards. The ASU is effective for the Company for the year ending December 31, 2029. The Company is evaluating the impact of this ASU on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated balance sheets, statements of income and comprehensive income, cash flows or disclosures.

3. Revenue

For the years ended December 31, 2023, 2024 and 2025, substantially all of the Group’s revenues were generated in the PRC. The disaggregated revenues by types, segments and the timing of transfer of goods or services were as follows:

Disaggregation of revenues

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Product sales derived from:
- E-Commerce, at point of time	2,092,215	1,999,572	2,009,790
- Brand Management, at point of time	1,264,987	1,469,561	1,841,645
- Inter-segment elimination	—	(2,205)	(1,876)
	3,357,202	3,466,928	3,849,559
Service revenue derived from
- E-Commerce, over time	5,418,263	5,929,184	6,152,425
- E-Commerce, at point of time	110,638	141,515	109,014
	5,528,901	6,070,699	6,261,439
- Brand Management, over time	6,039	4,790	3,773
- Inter-segment elimination	(80,129)	(120,188)	(169,288)
	5,454,811	5,955,301	6,095,924

Total revenue	8,812,013	9,422,229	9,945,483

Service revenue by type

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
- Online store operations	1,604,695	1,765,364	1,912,010
- Warehousing and fulfillment	2,194,469	2,189,181	2,051,679
- Digital marketing and IT solutions	1,735,776	2,120,944	2,301,523
- Inter-segment eliminations	(80,129)	(120,188)	(169,288)
Total revenues from services	5,454,811	5,955,301	6,095,924

Contract liabilities

The movement of the contract liabilities, which primarily consist of advances from customers for the years ended December 31, 2024 and 2025 were as follows:

Advances from
Customers
Opening Balance as of January 1, 2024	163,237
Net increase	10,532
Ending Balance as of December 31, 2024	173,769
Net increase	14,214
Ending Balance as of December 31, 2025	187,983

Revenues amounted to RMB155,544 and RMB170,372 were recognized in the years ended December 31, 2024 and 2025 respectively, that were included in the balance of advance from customers at the beginning of the respective year.

4. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable	2,160,714	2,350,933
Allowance for credit losses:
Balance at beginning of the year	(124,737)	(126,936)
Additions	—	(59,278)
Reverse	915	972
Exchange adjustments	(3,535)	7,176
Write-offs	421	296

Balance at end of the year	(126,936)	(177,770)

Accounts receivable, net	2,033,778	2,173,163

In September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default. Management had previously provided an allowance of RMB93.3 million (US$13.1 million) of accounts receivable in connection with the default of this distributor in the past. Based on the latest progress of arbitration proceedings, management assessed the likelihood of recovery as remote and therefore provided additional allowance against the remaining carrying amount due from this distributor which is totaling RMB52.9 million.

5. Inventories

Inventories consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Products	1,114,233	876,310
Packing materials and others	3,206	3,111
Inventories, net	1,117,439	879,421

Inventories write-downs of RMB152,904, RMB150,752 and RMB126,891 were recorded in cost of products in the consolidated statements of operations for the years ended December 31, 2023, 2024 and 2025, respectively.

6. Prepayments and other current assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Rebate receivable from suppliers	168,406	148,720
Value-added tax (“VAT”) recoverable	140,798	81,027
Prepaid expenses	203,298	169,377
Deposits (1)	90,018	88,848
Interest receivables	53,833	42,788
Employee advances (2)	10,362	8,193
Others	57,376	37,031

Prepayment and other current assets	724,091	575,984
(1)	Deposits represent rental deposits and deposits paid to third-party platforms.

(2)	Employee advances represent cash advanced to online store managers for store daily operation, such as online store promotion activities.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Electronic devices	290,778	300,567
Vehicle	5,613	3,348
Furniture and office equipment	241,117	252,095
Leasehold improvement	517,192	435,948
Machinery	117,136	121,109
Buildings	405,520	405,520

Total	1,577,356	1,518,587

Accumulated depreciation and amortization	(755,127)	(759,884)

Property and equipment, net	822,229	758,703

Depreciation and amortization expenses were RMB166,803, RMB159,256 and RMB149,876 for the years ended December 31, 2023, 2024 and 2025, respectively.

8. Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Internally developed software	447,705	495,004
Trademark	976	976
Supplier relationship	15,620	15,620
Customer relationship	206,000	184,800
Brand	26,400	12,100
Technology	19,500	16,200
Accumulated amortization	(358,894)	(401,776)

Intangible assets, net	357,307	322,924

Amortization expenses for intangible assets were RMB83,799, RMB84,569 and RMB70,839 for the years ended December 31, 2023, 2024 and 2025, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are RMB46,055, RMB44,004, RMB 40,939, RMB27,859 and RMB16,845, respectively.

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

(b) Acquisition and deconsolidation of Shanghai Mansen Brand Management Co., Ltd(“Shanghai Mansen”)

Shanghai Mansen is committed to creating a beauty and health brand that conforms to the health and ecological management of Chinese consumers. In April 2023, the Group acquired 51% equity interest of Shanghai Mansen for a total cash consideration of RMB32,640 and recognized a goodwill of RMB10,588.

On September 2, 2025, the Group entered into an equity transfer agreement with a third party pursuant to which the Group transferred 41% equity interests in Shanghai Mansen Brand Management Co., Ltd. (“Mansen”) to the counterparty, with the corresponding consideration being RMB4,760. As of December 31, 2025, the Group had 33.52% equity interests as well as debt investments in Mansen which in aggregate amounted to RMB156,004 before impairment. The Group recognized impairment losses of RMB151,626 and RMB3,878 for the debt investments and equity investments respectively in 2025, which were recorded in “impairment loss of investments”. Further in March 2026, the Group entered into an agreement with the third party to transfer all of its remaining equity interests and loans in Mansen for a total consideration of RMB500.

(c) Acquisition and deconsolidation of Hangzhou Baichen Technology Co., Ltd (“Hangzhou Baichen”)

Hangzhou Baichen is committed to provision of professional comprehensive service specializing in digital marketing for renowned brands across the country. In October 2023, the Group increased its equity interest of Hangzhou Baichen to 51% for a total cash consideration of RMB3,112 and recognized a goodwill of RMB762.

On September 30, 2025, the Group entered into a capital reduction agreement with the other shareholders of Hangzhou Baichen. Pursuant to such agreement, the Group withdrew from Hangzhou Baichen by means of capital reduction, with the consideration for the withdrawal amounting to RMB3,370, and consequently recognized a loss of RMB2,527 for the year ended December 31, 2025.

(d) Acquisition of Zhejiang Location Information Technology Co., Ltd. (‘‘Zhejiang Location”, formerly knowns as Hangzhou Location Information Technology Co., Ltd.)

Zhejiang Location primarily specializes in offering integrated Douyin and cross-platform content-driven e-commerce and marketing solutions. In April 2024, the Group acquired 51% equity interest of Zhejiang Location for a total consideration of RMB75,885 and recognized a goodwill of RMB56,869.

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
75,885

The contingent consideration arrangement requires the Company to pay up to a maximum amount of RMB32.7 million (undiscounted) in cash to the original shareholders of Zhejiang Location upon the achievement of certain performance conditions specified in the respective investment agreement. The fair value of the contingent consideration arrangement was estimated by applying the income approach with significant unobservable inputs including a discount rate and expected achievement rate. As of December 31, 2025, the carrying amount of the consideration payables is RMB8,160, which is expected to be settled in 2026.

The fair value of noncontrolling interests in Zhejiang Location was estimated by applying the income approach with significant unobservable inputs including projected revenue, growth rates and projected operating profits, discount rate and discount on the lack of control.

(e) Deconsolidation of Shanghai Morefun Information Technology Co., Ltd. (“Morefun”)

Morefun is a technology-oriented digital marketing solution provider in China e-commerce industry. In August 2021, the Group acquired 51% equity interest of Morefun for a total consideration of RMB45,900.

On September 10, 2025, the Group entered into a capital reduction agreement with the other shareholders of Morefun. Pursuant to the agreement, the Group disposed its equity interests in Morefun by way of capital reduction, with the corresponding consideration received amounting to RMB11,500. The Group recognized a disposal loss of RMB35,095 for the year ended December 31, 2025.

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

10. Long-term investments

Long-term debt investments

Long-term debt investments primarily include held-to-maturity debt securities measured at amortized cost basis and certain debt investments under FVO election.

Held-to-maturity debt securities represent the note securities that the Group has positive intent and ability to hold to maturity with maturities of more than one year. As of December 31, 2025, the carrying amounts for the investments, net of nil allowance for credit losses are RMB87,340. The gross unrecognized holding gains on the investments were nil as of December 31, 2025. Interest income recorded on these held-to-maturity debt securities in the consolidated statements of comprehensive income were nil, nil and RMB3,449 for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table summarizes the net carrying amount of held-to-maturity debt securities with stated contractual dates, classified by the contractual maturity dates of the investments:

	As of December 31,
	2024	2025
	RMB	RMB
Due in 2 years through 5 years	—	87,340

As of December 31, 2025, the carrying amount of the investments under FVO election is RMB144,873. The fair value gain of RMB5,054 was recorded and presented in “unrealized investment (loss) income” in the consolidated statements of comprehensive income for the year ended December 31, 2025.

Long-term equity investments

Long-term equity investments consist of the followings:

	As of December 31,
	2024	2025
	RMB	RMB
Equity method investees	136,080	129,705
Equity securities measured at fair value	49,605	27,349
Equity securities without readily determinable fair values	156,002	99,352
	341,687	256,406

(a)Investments in equity method investees

	As of December 31,
	2024	2025
	RMB	RMB
Beijing Pengtai Baozun E-commerce Co., Ltd. (1)	55,553	51,767
Hunter Gcsea Limited (2)	76,945	76,968
Others (3)	3,582	970
Total	136,080	129,705
(1)	In January 2018, the Group invested RMB13,328 to establish an e-commerce joint venture with Beijing Pengtai Interactive Advertising Co., Ltd. (“Beijing Pengtai”) through a joint venture agreement. Baozun holds 49% equity interest and Beijing Pengtai holds 51% equity interest. Share of income in equity method investment of RMB9,483, RMB619 and RMB1,113 was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.
(2)	In October 2023, the Group entered into an agreement with ABG HUNTER LLC (“ABG”) to form a joint venture company which is Hunter Gcsea Limited to expand ABG’s portfolio of brands’ business. Baozun holds 51% equity interest and ABG holds 49% equity interest. As the Group only has significant influence over Hunter Gcsea Limited, all major operational decisions required written consent from the other shareholder, it is accounted for under the equity method of accounting. Share of income in equity method investment of nil, RMB9,855 and RMB9,819 was recognized for years ended December 31, 2023, 2024 and 2025, respectively.
(3)	The Group identified impairment indicators over certain equity accounted investees and accordingly, recognized other-than-temporary impairment losses of nil, RMB26,115 and nil for the years ended December 31, 2023, 2024 and 2025, respectively, which was included in share of loss of equity method investees in the consolidated statement of operation.

(b)Investments in equity securities measured at fair value

In January 2021, Baozun entered into a share purchase agreement with Amber International, an independent online marketing and enterprise data solutions provider in China and purchased 649,349 newly issued Class B ordinary shares (“Issued Class B Shares”) of Amber International at an aggregate subscription price of approximately US$17.2 million. Holders of Class B ordinary shares of Amber International are entitled to 20 votes per share. Pursuant to the share purchase agreement with an existing shareholder of Amber International, Baozun purchased 2,471,468 American Depositary Shares (“ADSs”) at an aggregate purchase price of approximately US$32.8 million. Two ADSs represent one Class A ordinary share of Amber International. Holders of Class A ordinary shares of Amber International are entitled to one vote per share. After the closing of the above transactions, Baozun acquired and beneficially owns approximately 4% of Amber International’s total outstanding shares, representing approximately 10% total voting equity of Amber International. Since the Company cannot exert significant influence on the investee, the investment is recorded as equity securities measured at fair value. An unrealized investment gain of RMB65, gain of RMB15,030 and loss of RMB20,595 was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

In June 2021, the Group acquired 4,908,939 Class B preferred shares of Fosun Fashion Group (Cayman) Limited (“Fosun”), a private company, which represents 1.57% voting interests, at an aggregate subscription price of RMB76,716. The investment was not in-substance common stock, and the investment was recorded as equity securities without determinable fair value as of December 31, 2021. Fosun was renamed as Lanvin Group(“Lanvin”) in October 2021. In December 2022, the Group further acquired 300,000 ordinary shares of Lanvin with a consideration of RMB21,170. On December 15, 2022, Lanvin got listed on New York stock Exchange by SPAC and the 4,908,939 Class B preferred shares were converted into 1,321,790 ordinary shares. The investment was measured at fair value and an unrealized investment loss of RMB68,096, loss of RMB10,179 and loss of RMB1,030 was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

(c)Investments in equity securities without readily determinable fair values

Investments in equity securities without readily determinable fair value were RMB156,002 and RMB99,352 as of December 31, 2024 and 2025, respectively. The carrying amount of the investments as of December 31, 2025 is composed by investments in three private companies. These investments do not have a readily determinable fair value and are accounted for as equity securities without readily determinable fair value.

The Group is required to perform an impairment assessment of its investment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group recognized impairment losses of RMB nil, RMB14,403, and RMB61,791 for the years ended December 31, 2023, 2024 and 2025, respectively.

11. Goodwill impairment

The changes in the carrying amount of goodwill of E-Commerce segment for the years ended December 31, 2024 and 2025 were as follows:

E-Commerce Segment
RMB
Balance at January 1, 2024
Goodwill	360,831
Accumulated impairment loss	(48,367)
312,464
Goodwill acquired during the year	56,869
Impairment losses	(6,934)

Balance at December 31, 2024
Goodwill	417,700
Accumulated impairment loss	(55,301)
362,399
Goodwill disposed during the year	(69,678)
Impairment losses	(18,395)

Balance at December 31, 2025
Goodwill	348,022
Accumulated impairment loss	(73,696)
274,326

RMB35,212, RMB6,934 and RMB18,395 of impairment loss recognized in aggregate for the E-commerce segment for the years ended December 31, 2023, 2024 and 2025, respectively. The International and eFashion reporting units, which are parts of E-commerce segments were tested for impairment of goodwill by quantitative analysis in the fourth quarter of 2025. Due to the sensitivity of the operation of the International reporting unit to changes in the economy, the Group recognized a goodwill impairment loss of RMB18,395 in the International reporting unit for the years ended December 31, 2025. The fair value of these reporting units were estimated under income approach using the expected present value of future cash flows.

There was no goodwill assigned to Brand Management segment.

12. Short-term loan

The short-term loans as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Short- term loan
Short-term bank borrowings	1,220,957	1,207,773

Short-term bank borrowings

The Group entered into one-year credit facilities with several Chinese commercial banks that provide for revolving line of credit for the Group. Under such credit facilities, the Group can borrow up to RMB3,890,000 and RMB3,632,000 as of December 31, 2024 and 2025, respectively, which can only be used to maintain daily operation.

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

As of December 31, 2025, the Group had utilized credit facilities in amount of RMB1,012,928, RMB128,282 and RMB386,245 by obtaining short-term bank borrowings, issuance of the letters of guarantee and notes payable, respectively. As such, RMB2,104,545 of the credit facilities was available for future borrowing as of December 31, 2025. The credit facilities will expire during the period from January to December 2026.

13. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Logistics expenses accruals	227,234	206,182
Contract liabilities	173,769	187,983
Outsourced labor cost payable	91,023	105,874
Salary and welfare payable	177,477	331,955
Professional fee accruals	18,433	22,466
Marketing expenses accruals	244,706	348,307
Other tax payable	44,627	43,154
Sales return accrual	26,368	15,658
Consideration payables in relation to business combinations	60,782	10,064
Others	105,128	87,746

Accrued expenses and other current liabilities	1,169,547	1,359,389

14. Income tax

Under the current laws of the Cayman Islands, the Company incorporated in the Cayman Islands is not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

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

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs domiciled in the PRC are subject to 25% statutory rate. According to National Tax Letter 2009 No. 203, if an entity is certified as a “High and New Technology Enterprise” (“HNTE”), it is entitled to a preferential income tax rate of 15%. For the year ended December 31, 2025, three subsidiaries of the Company were certified as HNTEs, thus applied 15% tax rate.

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

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Principal Accounting Policies, effective for the year ended December 31, 2025, we adopted ASU 2023-09 and applied the disclosure requirements prospectively:

As the statutory income tax rate in the Cayman Islands, the country of domicile of the Company, is at 0%, we determine the PRC as the de facto country of domicile and use the statutory income tax rate of the PRC in the rate reconciliation for purpose of applying the income tax disclosure requirements throughout ASC Topic 740 because we have the most significant operations in the PRC.

PRC and foreign income (loss) before taxes are set forth below:

For Year Ended December 31,
2025
RMB
PRC	(92,947)
Other Foreign Jurisdictions	(107,816)
(200,763)

The details of our income tax provision (benefit) are set forth below:

For Year Ended December 31,
2025
RMB
Current:
PRC	54,323
Foreign	12,422
66,745

Deferred:
PRC	(47,519)
Foreign	(9,319)
(56,838)
Total provision for income taxes	9,907

The reconciliation of income taxes calculated at the PRC statutory rate to our effective tax rate is set forth below:

	For Year Ended December 31,
	2025
	Amount	Percent
PRC Statutory tax rate	(50,191)	25.0%
Foreign tax effects
Hong Kong
Statutory tax rate difference between Hong Kong and PRC	2,757	(1.4)%
Changes in valuation allowances	2,683	(1.3)%
Nondeductible impairment loss of goodwill	3,036	(1.4)%
Others	(1,300)	0.6%
Singapore
Statutory tax rate difference between Singapore and PRC	4,938	(2.5)%
Changes in valuation allowances	9,785	(4.9)%
Others	714	(0.4)%
Other foreign jurisdictions	3,798	(1.9)%
Research and development super deduction	(10,177)	5.1%
Nontaxable or nondeductible items	8,581	(4.3)%
Effect of preferential tax benefit	(10,740)	5.3%
Changes in valuation allowances	37,086	(18.5)%
Return to provision adjustments	5,381	(2.7)%
Withholding tax	3,534	(1.8)%
Others	22	0.2%
	9,907	(4.9)%

The details of 2025 deferred tax assets (liabilities) are set forth below:

	2025
	Assets	Liabilities	Total
Operating losses and tax credit carryforwards	517,924	—	517,924
Accrued expenses	105,561	—	105,561
Inventory write-down	47,508	—	47,508
Impairment of equity investments	19,673	—	19,673
Allowance for credit losses	61,496	—	61,496
Employee compensation and benefits	1,850	—	1,850
Lease	177,924	(158,602)	19,322
Intangible assets	—	(22,981)	(22,981)
Valuation Allowance	(489,080)	—	(489,080)
Net deferred tax assets (liabilities)	442,856	(181,583)	261,273

The effect of the tax holiday on the income per share is as follows:

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Tax saving amount due to preferential tax rates	1,993	10,132	10,740
Income per share effect-basic	0.01	0.06	0.06
Income per share effect-diluted	0.01	0.06	0.06

Cash paid for income taxes, during the year ended December 31, 2025 was as follows:

For Year Ended December 31,
2025
PRC	53,767
Other Foreign Jurisdictions	4,650
58,417

The current and deferred portion of income tax expenses included in the consolidated statement of operations, which were substantially attributable to the Group’s PRC subsidiaries prior to the adoption of ASU 2023-09 are as follows:

	For Year Ended December 31,
	2023	2024
	RMB	RMB
Current tax	57,594	61,628
Deferred tax	(45,591)	(40,889)

Income tax expense	12,003	20,739

Reconciliation of the differences between the PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 prior to the adoption of ASU 2023-09 are as follows:

	For Year Ended December 31,
	2023	2024
Statutory income tax rate	25.00%	25.00%
Non-deductible share-based compensation	(11.92)%	(20.50)%
Effect of tax rates in different tax jurisdiction	(4.79)%	(31.87)%
Effect of preferential tax rate	0.92%	(11.75)%
Research and development super deduction	7.40%	13.04%
HK tax-free interest income	3.51%	6.56%
Changes in valuation allowance and others	(25.65)%	(2.78)%

Effective income tax rate	(5.53)%	(22.30)%

The principal components of the deferred tax assets and liabilities for the years ended December 31, 2024 prior to the adoption of ASU 2023-09 are as follows:

As of December 31,
2024
RMB
Deferred tax assets:
Accrued expenses	88,137
Inventory write-down	51,667
Impairment of equity investments	14,305
Salary and welfare payable	1,890
Allowance for credit losses	21,890
Net operating loss carry forward	512,781
Lease	16,170

Less: valuation allowance	(472,332)

Deferred tax assets, net	234,508

Deferred tax liabilities:
Identifiable intangible assets	(32,783)

Deferred tax liabilities	(32,783)

The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgements and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The Group provided a valuation allowance for the deferred tax assets relating to the future benefit of net operating loss carry forwards and other deferred tax assets of certain subsidiaries as of December 31, 2024 and 2025 respectively, as management is not able to conclude that the future realization of such deferred tax assets are more likely than not. The amount of tax loss carried forward was RMB2,218,872 and RMB2,207,677 as of December 31, 2024 and 2025 respectively, for the Group’s certain subsidiaries.

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

As of December 31, 2024 and 2025, accumulated deficits of Company’s subsidiaries and VIE located in PRC were RMB2,349,005 and RMB2,435,538, respectively. The Company’s PRC subsidiaries’ retained earnings have been and would be permanently reinvested to the PRC subsidiaries. Therefore, no deferred tax liability upon dividend withholding tax was accrued.

15. Operating lease liabilities

The Group generally enters into lease agreements for office premise, warehouses and stores. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. Some of the lease agreements contain renewal options. Such options are accounted for only when it is reasonably certain that the Group will exercise the options. Most of the lease payments under E-commerce segment are fixed. The lease payments under Brand Management segment are typically payable in one of three ways: (i) fixed rental; (ii) the higher of a fixed base rental or a percentage of the store’s sale; or (iii) a percentage of the store’s sale.

The following table discloses the weighted-average remaining lease term and weighted-average discount rate for the Group’s leases:

	Year ended December 31,
Lease Term and Discount Rate	2024		2025
Weighted-average remaining lease term:
- Operating leases	4.30	years	3.93	years
Weighted-average discount rate:
- Operating leases	6.13%		6.03%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

Operating lease
RMB
2026	274,512
2027	192,099
2028	129,399
2029	96,024
2030	77,296
Thereafter	49,858
Total lease commitment	819,188

Less: imputed interest	(89,878)

Total operating lease liabilities	729,310
Less: current operating lease liabilities	(239,712)

Long-term operating lease liabilities	489,598

As of December 31, 2025, the future lease payments for short-term operating leases that are not capitalized as right-of-use assets were RMB3,898.

Supplemental cash flow information related to leases for the year ended December 31, 2024 and 2025 is as follows:

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	432,477	362,289	294,383
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	429,788	122,728	103,930

During the three years ended December 31, 2023, 2024 and 2025, the Group incurred operating lease costs of RMB447,126, RMB385,953 and RMB311,789 (excluding RMB15,653 for short-term leases not capitalized as right-of-use assets), respectively. During the three years ended December 31, 2023, 2024 and 2025, the Group incurred variable lease costs expenses of RMB20,276, RMB16,361 and RMB14,793, respectively.

16. Redeemable non-controlling interests

In August 2021, the Group acquired 51% equity interest of Morefun and obtained the controlling interest accordingly. Pursuant to the share purchase agreement, the Group has the right and obligation to purchase an additional Morefun’s 22% equity interest from the founders in the event that Morefun achieves the performance target stipulated in the agreement for the following three years. As the redemption of the noncontrolling interests is outside of the control of the Group, the non-controlling interests are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheet. The redeemable non-controlling interests were initially recorded at the acquisition date fair value and recognize changes in the redemption value immediately as they occur subsequently. As of June 30, 2024, Morefun did not achieve the performance target stipulated in the agreement, so the Group exempted from the purchase obligation and the noncontrolling interests is no longer redeemable. The carrying amount of redeemable non-controlling interest in Morefun was reclassified to non-controlling interest in permanent equity.

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

In addition, according to the agreement, if certain triggering events occur, Cainiao has the right to exercise a put option requiring Baozun to redeem Baotong’s shares within 12 months starting from August 2024, at a price equal to the initial investment plus an internal rate of 6%. In July 2025, Cainiao did not exercise this put option and the put option of Cainiao has expired. The carrying amount of redeemable non-controlling interest in Cainiao was reclassified to non-controlling interest in permanent equity.

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

The following tables provides details of the redeemable noncontrolling interest activity for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance as of January 1	1,438,082	1,584,858	1,670,379
Net income attributable to redeemable non-controlling interest	45,969	48,804	19,146
Settlement of derivative liabilities with shares	100,807	—	—
Adjustment of the redeemable non-controlling interest	—	5,325	(964)
Redeemable non-controlling interest arising from business acquisition	—	48,962	—
Transfer from redeemable non-controlling interest to non-controlling interest	—	(17,570)	(1,630,942)
Balance as of December 31	1,584,858	1,670,379	57,619

17. Ordinary Shares and Treasury Stock

In January 2024, the Company announced a share repurchase plan with a maximum amount of US$20 million over the next 12 months. For the year ended 2024 and 2025, the Company repurchased 4,777,000 ADSs (representing 14,331,000 Class A ordinary shares) and 490,476 ADSs (representing 1,471,428 Class A ordinary shares) from the market with cash consideration of US$13.3 million and US$1.4 million in aggregate, respectively. 2,533,803 outstanding treasury shares were cancelled during the year 2025.

For the years ended December 31, 2023, 2024 and 2025, 4,801,007, 7,766,705 and 1,149,720 share options and restricted share units were exercised and vested to Class A ordinary shares, respectively.

18. Net loss per share

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss	(222,776)	(138,384)	(199,580)
Net loss (income) attributable to non-controlling interests	(9,677)	1,990	(23,374)
Net income attributable to redeemable non-controlling interests	(45,969)	(48,804)	(19,146)
Net loss attributable to ordinary shareholders of Baozun Inc.	(278,422)	(185,198)	(242,100)

Net loss per share attributable to ordinary shareholders of Baozun Inc.
Basic	(1.56)	(1.03)	(1.40)
Diluted	(1.56)	(1.03)	(1.40)

Net loss per ADS (1 ADS represents 3 Class A ordinary shares) attributable to ordinary shareholders of Baozun Inc.
Basic	(4.68)	(3.09)	(4.19)
Diluted	(4.68)	(3.09)	(4.19)

Shares (Denominator):
Weighted average number of ordinary shares
Basic	178,549,849	179,678,986	173,480,754
Diluted	178,549,849	179,678,986	173,480,754

During the years ended 2023, 2024 and 2025, the Group had 8,502,786, 3,379,002 and 1,152,135 outstanding restricted share units and options respectively, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive.

19. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2025:

Name of related parties	Relationship with the Group
Beijing Pengtai Baozun E-commerce Co., Ltd. (“Pengtai”)	Equity method investee of the Group

Hangzhou Juxi Technology Co., Ltd. (“Juxi”)	Equity method investee of the Group

Jiangsu Shanggao Supply Chain Co., Ltd. (“Shanggao”)	Equity method investee of the Group

Signify Lighting Technology (Shanghai) Co., Ltd. (“Signify”)	Equity method investee of the Group

Laifeng Brand Management (Shanghai) Co., Ltd. (“Laifeng”)	Equity method investee of the Group

Jiangsu Creaway Supply Chain Management Co., Ltd. (“Creaway Group”)	Non-controlling shareholder of BolTone, one subsidiary of the Group

Changsha Benwei Fresh Food Brand Management Co., Ltd. (“Benwei”)	Equity investee of the Group

Aoxue Culture Communication (Beijing) Co., Ltd. (“AX”)	Equity investee of the Group

Sesame Blooming Limited (“Sesame”)	Equity investee of the Group

(a)    The Group entered into the following transactions with its related parties:

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue derived from:
Product sales revenue generated from Alibaba Group(1)	8,607	2,779	—
Warehousing service revenue generated from Alibaba Group(1)	70,566	50,553	—
Store operation service revenue generated from Alibaba Group(1)	5,728	2,210	—
IT service revenue generated from Pengtai	—	—	163
Store operation service revenue generated from Pengtai	5,232	2,079	—
Store operation service revenue generated from Signify	6,493	3,942	1,507
Store operation service revenue generated from Kewei(1)	2,985	—	—
Logistic service revenues collected by Creaway Group	12,814	10,926	558
Logistic service revenues generated from Creaway Group	1,363	18,180	9,333
Store operation service revenue generated from Aoxue	1,522	2,771	2,478
Store operation service revenue generated from Benwei	5,375	1,477	—
Others	1,210	192	—
	113,288	92,330	14,039

Service fees:
Marketing and platform service fees paid to Alibaba Group	278,938	167,356	—
Logistic service fees paid to Alibaba Group	38,373	7,153	—
Outsourcing labor cost paid to Juxi	6,493	203	—
Marketing and platform service fees paid to Kewei(1)	16,337	—	—
Logistic service expenses advanced by Creaway Group	1,330	647	390
Logistic service expenses paid to Creaway Group	2,902	5,429	7,307
Logistic service expenses paid to BBD(1)	718	—	—
IT service fees paid to Alibaba Group	12,755	4,860	—
Others	4,586	1,418	—

(b)     The Group had the following balances with its related parties:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from Signify	1,383	57
Amounts due from Creaway Group	4,610	5,809
Amounts due from Aoxue	1,023	365
Amounts due from Benwei	2	2
Others	3	2
Total amount due from related parties	7,021	6,235

Amounts due to Creaway Group	3,124	1,087
Others	2,245	445
Total amount due to related parties	5,369	1,532

(1)Alibaba Group Holding Limited (“Alibaba Group”) was previously the ordinary shareholders of the Company, who held approximately 14.4% of the total number of issued shares of the Company. On May 30, 2024, Alibaba Group sold these shares to Champion Kerry via a share sales and purchase agreement and then ceased to be a related party of the Group, while Champion Kerry became a related party of the Group since then.

Shanghai Kewei E-commerce Co., Ltd. (Kewei) became our related party as an e-commerce joint venture in June 2020. The Company disposed its investment in Kewei in April 2025, and Kewei was no longer a related party of the Company as of December 31, 2025.

Baobida IOT Technology (Suzhou) Co., Ltd. (BBD) became our related party as an associate in July 2022. The Company disposed its investment in BBD in June 2025, and BBD was no longer a related party of the Company as of December 31, 2025.

20. Commitments

The Group has leases commitment, please refer to Note 15.

21. Share-based Compensation

Share incentive plan

As of December 31, 2025, the Company had share incentive plans which were adopted in May 2014 and May 2015 and furtherly replaced by a share incentive plan adopted in October 2022 (“2022 Share Incentive Plan”), pursuant to which, various types of awards such as options, restricted shares, restricted share units, share payments and share appreciation rights are available to be granted.

Share options

A summary of option activities during the year ended December 31, 2025 is presented below:

			Weighted		Weighted
		Weighted	Average	Aggregate	Average
		Average	Remaining	Intrinsic	Grant-Date
	Number of	Exercise	Contractual	Value of	Fair
	Options	Price	Term	Options	Value
		RMB		RMB	USD
Outstanding, as of January 1, 2025	106,800	7.4	0.2	232	1.66
Forfeited	(1,467)				0.84
Exercised	(34,998)				3.36
Outstanding, as of December 31, 2025	70,335	10.5	0.1	—	0.83
Vested as of December 31, 2025	70,335	10.5	0.1	—	0.83
Exercisable as of December 31, 2025	70,335	10.5	0.1	—	0.83

No share options were granted during the years ended December 31, 2023, 2024 and 2025.

The aggregate intrinsic value of options exercised during the year ended December 31, 2025 was RMB228.

Restricted share units

Under 2022 Share Incentive Plan, the Group granted 129,000 restricted share units to certain employees and senior management in 2025, which vest over a period from 3 months to 4 years. A summary of the restricted share units activities under the 2022 Share Incentive Plan during the year ended December 31, 2025 is presented below:

	Number of
	restricted share	Weighted-average
	units	Grant-Date Fair Value
		RMB
Outstanding and unvested, as of December 31, 2024	3,272,202	15.12

Granted	129,000	8.98
Vested	(1,114,722)	22.53
Forfeited	(1,204,680)	11.04
Outstanding and unvested, as of December 31, 2025	1,081,800	11.30

The fair value of restricted share units granted was determined based on the fair value of the Company’s ordinary shares on the grant date.

As of December 31, 2025, there were RMB14,019 unrecognized compensation costs, net of estimated forfeitures, related to unvested restricted share units, which is expected to be recognized over a weighted-average period of 0.89 years.

The Group recorded compensation expenses of RMB103,449, RMB81,601 and RMB19,931 for both share options and restricted share units for the years ended December 31, 2023, 2024 and 2025, respectively, which were classified in the accompanying consolidated statements of operations as follows:

	For Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Fulfillment	6,443	4,885	1,011
Sales and marketing	33,955	19,943	3,661
Technology and content	12,184	11,290	2,006
General and administrative	50,867	45,483	13,253

	103,449	81,601	19,931

22. Employee benefit plans

The Group’s PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed RMB407,783, RMB372,164 and RMB412,366 for the years ended December 31, 2023, 2024 and 2025, respectively, for such benefits.

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

The appropriation to these reserves by the Group’s PRC entities were RMB21,933, RMB13,450 and RMB6,508 for the years ended December 31, 2023, 2024 and 2025. The accumulated reserves as of December 31, 2023, 2024 and 2025 were RMB156,577, RMB170,008 and RMB176,516 respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional-paid-in capital and the statutory reserves of the Company’s PRC subsidiaries and VIE. The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries and VIE in the Group not available for distribution was RMB3,424,947 as of December 31, 2025.

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

b> BZI includes our E-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan and South East Asia.

(ii)

Brand Management engages in holistic brand management, encompassing strategy and tactic positioning, branding and marketing, retail and E-commerce operations, supply chain and logistics and technology empowerment to leverage our portfolio of technologies to forge into longer and deeper relationships with brands.

(b)Segments data

The table below provides a summary of the Group’s reportable segment results for the year ended December 31, 2023, 2024, and 2025:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenues:
E-Commerce	7,621,114	8,070,271	8,271,229
Brand Management	1,271,027	1,474,351	1,845,418
Inter-segment eliminations *	(80,128)	(122,393)	(171,164)
Total consolidated net revenues	8,812,013	9,422,229	9,945,483

**Adjusted Operating Profits (Losses):
E-Commerce	163,990	179,622	219,320
Brand Management	(187,663)	(168,767)	(93,028)
Inter-segment eliminations *	—	(210)	(133)
Total Adjusted Operating (Losses) Profits	(23,673)	10,645	126,159
Unallocated expenses:
Share-based compensation expenses	(103,449)	(81,601)	(19,931)
Amortization of intangible assets resulting from business acquisition	(31,875)	(36,257)	(31,128)
Acquisition-related expenses	(12,171)	—	—
Cancellation fees of repurchased shares	—	(678)	(150)
Loss on variance from expected contingent acquisition payment	—	—	—
Impairment of goodwill	(35,212)	(6,934)	(18,395)
Total other (expenses) income	(10,646)	21,838	(257,318)
Loss before income tax	(217,026)	(92,987)	(200,763)

* The Inter-segment eliminations mainly consist of revenues from services provided by E-commerce to Brand Management.

** Adjusted Operating Profits (Losses) represent segment profits (losses), which is income (loss) from operations from each segment without allocating share-based compensation expenses, acquisition-related expenses, amortization of intangible assets resulting from business acquisition, cancellation fees of repurchased shares, loss on variance from expected contingent acquisition payment and impairment of goodwill.

Depreciation of property and equipment, net (included in the measurement of segment profit or loss):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

E-Commerce	121,237	114,590	106,031
Brand Management	45,566	44,666	43,845
Total depreciation of property and equipment, net	166,803	159,256	149,876

The Group’s Chief Operating Decision Maker does not evaluate the performance of the Group’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Geographic Area Information

Geographic revenue information is based on the location of our customer operates. As the Group’s customers are mainly located in the PRC and the Group revenues derived from within the PRC are RMB8,701,254, RMB9,310,046 and RMB9,811,645 for the years ended 2023, 2024 and 2025, respectively.

25. Dividend

The Board did not recommend the distribution of any dividend for the years ended December 31, 2023, 2024 and 2025.

26. Subsequent Event

There was no event that has taken place subsequent to December 31,2025 that may have a material impact on the Group’s operating and financial performance.

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			Note 3
ASSETS
Current assets:
Cash and cash equivalents	99,308	28,719	4,107
Restricted cash	46,953	721	103
Prepayments and other current assets	23,980	16,862	2,411
Short term investment	177,585	—	—
Amounts due from subsidiaries and VIE	1,648,067	1,354,793	193,733
Total current assets	1,995,893	1,401,095	200,354

Non-current assets:
Investments in subsidiaries and VIE	1,904,448	2,242,020	320,605
Investments in equity investee	28,433	4,560	652
Total non-current assets:	1,932,881	2,246,580	321,257
TOTAL ASSETS	3,928,774	3,647,675	521,611

LIABILITIES
Current liabilities:
Other current liabilities	14,660	5,056	726
Derivative financial liabilities	92	—	—
Total current liabilities	14,752	5,056	726

Total non-current liabilities
TOTAL LIABILITIES	14,752	5,056	726

SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 175,668,586 and 174,284,503 shares issued, and 161,337,586 and 161,015,878 shares outstanding, as of December 31, 2024, and 2025, respectively)	95	93	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	8	8	1
Additional paid-in capital	4,646,631	4,639,555	663,448
Treasury shares(14,331,000 and 13,268,625 shares as of December 31, 2024 and 2025, respectively)	(95,502)	(90,643)	(12,962)
Accumulative deficit	(691,785)	(933,885)	(133,546)
Accumulated other comprehensive income	54,575	27,491	3,931
Total shareholders’ equity	3,914,022	3,642,619	520,885
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,928,774	3,647,675	521,611

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 3
Operating expenses:
Fulfillment	—	(4,884)	(1,011)	(145)
Sales and marketing	(5,242)	(16,677)	(4,679)	(669)
Technology and content	—	(11,290)	(2,006)	(287)
General and administrative	(27,376)	(66,865)	(24,636)	(3,523)
Other operating income (expenses)	3,498	(47)	6,628	948
Total operating expenses	(29,120)	(99,763)	(25,704)	(3,676)
Loss from operations	(29,120)	(99,763)	(25,704)	(3,676)
Interest income	34,379	15,295	5,148	736
Interest expense	—	—	(3)	—
Share of loss in equity method investment	—	(21,855)	—	—
Unrealized investment gain (loss)	65	15,030	(20,594)	(2,945)
Exchange (loss) gain	(29,245)	(27,554)	42,079	6,017
Equity in loss of subsidiaries and VIE	(279,016)	(66,433)	(245,278)	(35,074)
Fair value gain on financial instruments	24,515	82	2,252	322
Net loss	(278,422)	(185,198)	(242,100)	(34,620)
Foreign currency translation adjustment	16,573	22,324	(27,084)	(3,873)
Comprehensive loss	(261,849)	(162,874)	(269,184)	(38,493)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

CONDENSED STATEMENT OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				Note 3
Cash flows from operating activities:
Net loss	(278,422)	(185,198)	(242,100)	(34,620)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Exchange loss (gain)	29,245	27,554	(42,079)	(6,017)
Equity in income of subsidiaries and VIE	279,016	66,433	245,278	35,074
Share of loss in equity method investment	—	21,855	—	—
Unrealized (gain) loss related to investments in equity investee	(65)	(15,030)	20,594	2,945
Changes in other current liabilities	(3,412)	(15,665)	(9,604)	(1,373)
Share-based compensation	—	78,017	19,931	2,850
Net cash (used in) provided by operating activities	1,847	(22,116)	(10,232)	(1,463)

Cash flows from investing activities:
Loan to subsidiaries	(621,360)	—	—	—
Investments in, advance to, and repayment from subsidiaries and VIE, net	365,226	(100,985)	(289,576)	(41,409)
Maturity (purchases) of short-term investment, net	138,052	(177,585)	177,585	25,394
Investments in equity investee	—	—	2,648	379
Net cash used in investing activities	(118,082)	(278,570)	(109,343)	(15,636)

Cash flows from financing activities:

Proceeds from exercises of share options	1	164	—	—
Repurchase of ordinary shares	—	(95,502)	(10,217)	(1,461)
Purchase of subsidiaries	(13,213)	(16,220)	—	—
Settle derivative liabilities with Cainiao	(73,988)	—	—	—
Net cash used in financing activities	(87,200)	(111,558)	(10,217)	(1,461)

Net decrease in cash and cash equivalents	(203,435)	(412,244)	(129,792)	(18,560)
Cash and cash equivalents, beginning of year	783,543	566,912	146,261	20,038
Effect of exchange rate changes on cash and cash equivalents	(13,196)	(8,407)	12,971	2,732
Cash and cash equivalents and restricted cash, end of year	566,912	146,261	29,440	4,210

For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Supplemental disclosure of cash flow information:
Cash paid for interest	—	—	—	—
Cash paid for income tax	—	—	—	—

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY - FINANCIAL STATEMENTS SCHEDULE I

BAOZUN INC.

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO SCHEDULE I

1)	Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
2)	The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIE. For the parent company, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as ‘‘Investment in subsidiaries and VIE’’ and the subsidiaries and VIE’ profit or loss as ‘‘Equity in income/loss of subsidiaries’’ on the Condensed Statements of Operations and Comprehensive Income. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries and VIE regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.
3)	Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2025 re solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.
4)	As of December 31, 2024 and 2025 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.